Exhibit 99.4

MONTE DEI PASCHI DI SIENA
BANCA DAL 1472

Annual Report as at 31 december 2024

This document, in PDF format, does not comply with the obligations under Directive 2004/109/EC (the “Transparency Directive”) and Delegated Regulation (EU) 2019/815 (the “ESEF Regulation” – European Single Electronic Format). A dedicated XHTML format has been prepared for this purpose, which is the version audited and reviewed by the Board of Statutory Auditors and the Independent Auditors.

Annual Report
as at 31 december 2024

Banca Monte dei Paschi di Siena S.p.a.

Registered office in Piazza Salimbeni 3, Siena, Italy

Share Capital: €7,453,450,788.44 fully paid in

Registered with the Arezzo-Siena Companies’ Register – registration no. and tax code 00884060526

MPS VAT Group - VAT number 01483500524

Member of the Italian Interbank Deposit Protection Fund. Registered with the Register of Banks under no. 5274

Monte dei Paschi di Siena Banking Group, registered with the Register of Banking Groups.

BANCA MONTE DEI PASCHI DI SIENA

Index

Governing and control bodies	4
Consolidated Annual Report	5
Consolidated Report on operations	6
General accounting standards	7
Results in brief	8
Executive summary	11
Group overview	13
Shareholders	14
Information on the BMPS share	15
Organisational structure	16
Governance & control systems	18
Distribution channels	21
Customer base	23
Reference context	24
Significant events in 2024	27
Human Resources	30
2024-2028 Group Business Plan	34
Income statement and balance sheet reclassification principles	41
Reclassified income statement	45
Reclassified balance sheet	53
Tax position of Group	66
Research, Development and Innovation	70
Main risks and uncertainties	72
Financial risks and hedging-related policies	76
Information on employment law, tax and complaints risks	79
Inspection activities and procedures of the Supervisory Authorities	80
Regulatory Developments	84
Results by Operating Segment	90
Equity investment management	116
Prospects and outlook on operations	117
Sustainability Reporting	118

  2024 ANNUAL REPORT -

Notes to the Consolidated Financial Statements	303
Part A - Accounting policies	304
Part B - Information on the balance sheet	388
Part C - Information on the consolidated income statement	471
Part D - Consolidated statement of comprehensive income	496
Part E - Information on risks and hedging policies	497
Part F - Information on consolidated shareholders’ equity	643
Part G - Business combinations	648
Part H - Related-party transactions	649
Part I - Share-Based Payment Agreements	659
Part L - Segment reporting	661
Part M - Leasing Information	665
Public disclosure State by State	669
Certifications	673
Independent Auditors’ report on the financial statements	676
Annexes	692
Separate Annual report of Banca Monte dei Paschi di Siena	703
Report on operations	704
Separate Annual report	724
Separate Financial statements	725
Balance Sheet	726
Income statement	728
Statement of comprehensive income	730
Statement of changes in equity - 2024	731
Statement of changes in equity – 2023	732
Cash flow statement - indirect method	733
Notes to the separate financial statements	735
Part A - Accounting policies	736
Part B - Information on the balance sheet	816
Part C - Information on the Income Statement	896
Part D - Statement of Comprehensive Income	921
Part E - Information on risks and hedging policies	922
Part F - Information on shareholders’ equity	1001
Part G - Business combinations	1004
Part H - Related-party transactions	1005
Part I - Share-based payments agreement	1016
Part M - Leasing Information	1018
Certification	1023
Independent Auditors’ report on the financial statements	1025
Report of the Board of Statutory Auditors	1036
Annexes	1094

2024 ANNUAL REPORT - Governing and control bodies

Governing and control bodies

Board of directors

Nicola MAIONE	Chairperson
Gianluca BRANCADORO	Deputy Chairman
Luigi LOVAGLIO	Chief Executive Officer
Alessandra Giuseppina BARZAGHI	Director
Alessandro CALTAGIRONE	Director
Paola DE MARTINI	Director
Elena DE SIMONE	Director
Stefano DI STEFANO	Director
Domenico LOMBARDI	Director
Paola LUCANTONI	Director
Raffaele ORIANI	Director
Marcella PANUCCI	Director
Francesca PARAMICO RENZULLI	Director
Renato SALA	Director
Barbara TADOLINI	Director

Board of statutory auditors

Enrico CIAI	Chairperson
Lavinia LINGUANTI	Standing Auditor
Giacomo GRANATA	Standing Auditor
Paola Lucia Isabella GIORDANO	Alternate Auditor
Pierpaolo COTONE	Alternate Auditor

General management

Luigi LOVAGLIO	General Manager
Maurizio BAI	Deputy Commercial General Manager

Financial Reporting Officer

Nicola Massimo Clarelli

Independent Auditors

PricewaterhouseCoopers S.p.A.

Consolidated Annual Report

Consolidated Report on operations

2024 ANNUAL REPORT - Consolidated Report on operations

General accounting standards

The Consolidated Report on Operations as at 31 December 2024 provides a snapshot of the activities and results which largely characterised the Group’s operations during the year, both as a whole and in the various business sectors.

In particular, economic and financial indicators, based on accounting data, are those used in internal performance management and management reporting systems, and are consistent with the most commonly used metrics within the banking industry, thereby ensuring the comparability of presented figures.

The income statement and balance sheet have been reclassified based on presentation criteria that are more suitable for representing the contents of the items according to consistent operational criteria.

In addition, the Report incorporates non-financial company information providing the details on the activities, capital, risks and relations that are significant to the Group’s current and future performance. This information is also detailed in corporate communications available on the Banca MPS website www.mps.it, such as: the Report on Corporate Governance and Ownership Structure, the Remuneration Report, Pillar 3 Disclosure.

BANCA MONTE DEI PASCHI DI SIENA

Results in brief

Below are the main figures of the income statement and balance sheet of the Montepaschi Group as at 31 December 2024, calculated on the basis of the reclassified financial statements, the methods of which are illustrated in the section “Income statement and balance sheet reclassification principles” of this Report, and compared with what was recorded in the previous year. The Alternative Performance Measures (APMs) identified by the Directors to facilitate the understanding of the economic and financial performance of the Group’s operations are also presented. The APMs, which are built using the reclassified data reported in the Reclassified Income Statement and Reclassified Balance Sheet chapters, are based on accounting data, corresponding to those used in internal performance management and management reporting systems, and consistent with the most commonly used metrics within the banking industry, thereby ensuring the comparability of reported figures. The APMs are not envisaged by the IAS/IFRS international accounting standards and, although they are calculated on financial statement data, they are not audited or reviewed.

These measures take into account the Guidelines provided by the European Securities and Markets Authority (ESMA) on 5 October 2015, which the Italian stock exchange regulator, Consob, incorporated into its supervisory practices (Communication no. 0092543 of 3 December 2015), applicable from 3 July 2016. With reference to the context resulting from the military conflict between Russia and Ukraine, note that, in line with ESMA guidelines, no new indicators were introduced, nor were changes made to the indicators normally used. It should be noted that the definition and calculation methods are provided for each APM; the amounts used are traceable through the information contained in the tables below or in the reclassified financial statements contained in this Consolidated Report on Operations. These formats were constructed on the basis of the financial statements envisaged by Bank of Italy Circular no. 262/2005 and subsequent updates following the same aggregation and classification criteria adopted in the previous year, illustrated in more detail in the section “Income statement and balance sheet reclassification principles” of this Consolidated Report on Operations.

INCOME STATEMENT AND BALANCE SHEET FIGURES

MONTEPASCHI GROUP

INCOME STATEMENT FIGURES (EUR mln)	31 12 2024	31 12 2023	Chg.
Net interest income	2,355.8	2,292.1	2.8%
Net fee and commission income	1,465.3	1,321.9	10.8%
Other income from banking business	206.9	170.1	21.6%
Other operating income and expenses	5.7	12.8	-55.5%
Total Revenues	4,033.8	3,796.8	6.2%
Operating expenses	(1,869.1)	(1,842.8)	1.4%
Cost of customer credit	(409.5)	(440.3)	-7.0%
Other value adjustments	(6.7)	(3.2)	n.m.
Net operating income (loss)	1,748.5	1,510.6	15.7%
Non-operating items	(304.0)	195.9	n.m.
Parent company’s net profit (loss) for the period	1,950.8	2,051.8	-4.9%

EARNINGS PER SHARE (EUR)	31 12 2024	31 12 2023	Chg.
Basic earnings per share	1.549	1.629	-4.9%
Diluted earnings per share	1.549	1.629	-4.9%

BALANCE SHEET FIGURES AND INDICATORS (EUR mln)	31 12 2024	31 12 2023	Chg.
Total assets	122,601.7	122,613.7	0.0%
Loans to customers	77,309.6	76,815.6	0.6%
Direct funding	93,971.9	90,639.0	3.7%
Indirect funding	103,237.8	96,844.9	6.6%
of which: assets under management	59,924.0	56,887.8	5.3%
of which: assets under custody	43,313.8	39,957.1	8.4%
Group net equity	11,649.0	9,978.5	16.7%

OPERATING STRUCTURE	31 12 2024	31 12 2023	Chg.
Total headcount - end of year	16,727	16,737	(10)
Number of branches in Italy	1,312	1,362	(50)

2024 ANNUAL REPORT - Consolidated Report on operations

ALTERNATIVE PERFORMANCE MEASURES

MONTEPASCHI GROUP

PROFITABILITY RATIOS (%)	31 12 2024	31 12 2023	Chg.
Cost/Income ratio	46.3	48.5	-2.2
ROE (on average equity)	18.0	23.0	-5.0
Return on Assets (RoA) ratio	1.6	1.7	-0.1
ROTE (Return on tangible equity)	18.3	23.5	-5.2

CREDIT QUALITY RATIOS (%)	31 12 2024	31 12 2023	Chg.
Net NPE ratio	2.4	2.3	0.1
Gross NPL ratio	3.8	3.6	0.2
Rate of change of non-performing loans to customers	3.0	5.7	-2.7
Bad loans to custormers/ Loans to Customers	0.6	0.6	n.m.
Loans to customers measured at amortised cost - Stage 2/Performing loans to customers measured at amortised cost	13.4	12.8	0.6
Coverage of non-performing loans to customers	48.5	49.1	-0.6
Coverage of bad loans to customers	66.5	68.1	-1.6
Provisioning	0.53	0.57	-2.7
Texas Ratio	27.6	30.3	-2.7

Cost/Income ratio: ratio between Operating expenses (Administrative expenses and Net value adjustments to property, plant and equipment and intangible assets) and Total revenues (for the composition of this aggregate, see the reclassified income statement).

Return On Equity (ROE): ratio between the Group Net profit (loss) for the year and the average between the shareholders’ equity (including Profit and Valuation Reserves) at the end of year and the shareholders’ equity at the end of the previous year.

Return On Assets (ROA): ratio between the Net profit (loss) for the year and Total assets at the end of the year.

Return On Tangible Equity (ROTE): ratio between the Net profit (loss) for the year and the average between the tangible shareholders’ equity1 at the end of year and that at the end of the previous year.

Net NPE Ratio: ratio between net non-performing exposures to customers and total net exposures to customers, both net of assets under disposal (excluding government securities).

Gross NPE Ratio2: gross impact of non-performing loans (NPLs) calculated as the ratio between Gross non-performing loans to customers and banks3, net of disposal groups, and total Gross loans to customers and banks, net of disposal groups.

Rate of change in non-performing loans to customers: represents the annual rate of change in Gross non-performing loans to customers based on the difference between annual balances.

Coverage of non-performing loans to customers and coverage of non-performing loans to customers: the coverage ratio on Non-performing loans and Non-performing loans to customers is calculated as the ratio between the relative loss provisions and the corresponding gross exposures.

Provisioning: ratio between the cost of customer credit and the sum of loans to customers and the value of securities deriving from transfer/securitisation of non-performing loans.

Texas Ratio: ratio between Gross non-performing loans to customers and the sum, in the denominator, of the relative loss provisions and tangible shareholders’ equity.

1	Book value of Group shareholders’ equity inclusive of profit (loss) for the year, net of goodwill and other intangible assets.
2	EBA Risk Dashboard.
3	Loans to banks include current accounts and sight deposits with banks and central banks classified as “Cash” under balance sheet assets.

BANCA MONTE DEI PASCHI DI SIENA

REGULATORY MEASURES

MONTEPASCHI GROUP

CAPITAL RATIOS (%)	31 12 2024	31 12 2023	Chg.
Common Equity Tier 1 (CET1) ratio - phase in	18.3	18.1	0.2
Common Equity Tier 1 (CET1) ratio - fully loaded	18.2	18.1	0.1
Total Capital ratio - phase in	20.6	21.6	-1.0
Total Capital ratio - fully loaded	20.5	21.6	-1.1
MREL-TREA (total risk exposure amount)	28.5	28.2	0.3
MREL-LRE (leverage ratio exposure)	11.2	10.8	0.4

FINANCIAL LEVERAGE INDEX (%)	31 12 2024	31 12 2023	Chg.
Leverage ratio - transitional definition	7.2	7.0	0.2
Leverage ratio - fully phased	7.2	6.9	0.3

LIQUIDITY RATIO ( % )	31 12 2024	31 12 2023	Chg.
LCR	166.5	163.3	3.2
NSFR	134.1	130.1	4.0
Asset encumbrance ratio	22.6	28.5	-5.9
Loan to deposit ratio	82.3	84.7	-2.4
Spot counterbalancing capacity (bn of Eur)	33.0	29.8	3.2

In determining the capital ratios, the “phase-in” (or “transitional”) version represents the application of calculation rules according to the regulatory framework in force at the reporting date, while the “fully loaded” version incorporates in the calculation the rules as envisaged at full implementation.

Common equity Tier 1 (CET1) ratio: ratio between Common Equity Tier 1 and total Risk-Weighted Assets.

Total Capital ratio: ratio between Own Funds and total Risk-Weighted Assets.

MREL-TREA: calculated as the ratio of the sum of own funds and eligible liabilities to total Risk-Weighted Assets.

MREL-LRE: calculated as the ratio of the sum of own funds and eligible liabilities to the amount of total leverage exposures.

Financial Leverage Ratio: calculated as the ratio between Tier 1 Capital and total exposures, in accordance with the provisions of Article 429 of Regulation 575/2013.

Liquidity Coverage Ratio (LCR): short-term liquidity indicator corresponding to the ratio between the amount of High-Quality Liquid Assets and the total net cash outflows in the subsequent 30 calendar days.

Net Stable Funding Ratio (NSFR): structural 12-month liquidity indicator corresponding to the ratio between the available stable funding amount and the required stable funding amount.

Asset encumbrance ratio: ratio of the total carrying amount of encumbered assets and collateral received reused to total assets and total guarantees received available.

Loan to deposit ratio: ratio between Net Loans to Customers and Direct Funding (due to customers and debt securities issued).

Counterbalancing capacity at spot: sum of items that are certain and free from any commitment that the Group can use to meet its liquidity requirements, consisting of financial and commercial assets eligible for purposes of refinancing operations with the European Central Bank (“ECB”) and assets deposited in the collateralised interbank market (MIC) and not used, to which the haircut, published on a daily basis by the ECB, is prudentially applied.

2024 ANNUAL REPORT - Consolidated Report on operations

Executive summary

A summary of the trend in key items of the main aggregates of the Group as at 31 December 2024 is provided below.

•	Net Interest Income amounted to EUR 2,356 mln, an increase compared to 2023 (+2.8%, equal to EUR +63.7 mln). The growth was mainly driven by the higher contribution from relations with central banks, hedging derivatives and the securities portfolio. In particular, in relations with central banks, a net benefit of EUR 143 mln was recognised as at 31 December 2024, compared to the net cost of EUR 70 mln for 2023. This performance reflects, among other things, the change in the net position vis-à-vis the ECB from an average debit balance of EUR 1.5 bn in 2023 to an average credit balance of EUR 4.9 bn in 2024, thanks to the optimisation of the total cost of funding. This positive trend more than offset the higher cost of bond issues – mainly caused by renewed recourse to the institutional market – and the higher borrowing rates recorded in transactions with customers, especially in the first half of 2024.

•	Net Fee and Commission Income, totalling EUR 1,465 mln, showed an increase compared to the same period of the previous year (+10.8%). This trend is mainly attributable to the positive performance in management/brokerage and advisory activities (+19.0%; EUR +113.7 mln) and, to a lesser extent, commercial banking activity (+4.1%; totalling EUR +29.7 mln). In detail, in the first commissions area, the contribution of distribution and portfolio management increased (+30.1%; EUR +109.7 mln) and insurance products (+8.5%; EUR +16.3 mln). In the commercial banking area, commission income on guarantees (EUR +28.9 mln) and other net fee and commission income (EUR +12.4 mln) were partly offset by reduced commissions on current accounts (EUR -16.4 mln) in relation to the Bank’s reduction of service fees applied to customer’s accounts and the ATM and credit card services (EUR -10.1 mln). The result for the fourth quarter of the 2024 financial year showed an increase over the previous quarter (+4.9%) due to growth in commercial banking (+8.1%).

•	Other income from banking business, equal to EUR 207 mln, increased by 21.6% compared to the corresponding period of the previous year. The growth is mainly attributable to the contribution of business volumes deriving from the management of transactions with institutional customers and corporate customers, market making activities and a favourable market context.

•	Other operating income/expenses amounted to EUR +6 mln, compared to a contribution of EUR +13 mln recorded in 2023.

•	As a result of the trends described above, Total revenues amounted to EUR 4,034 mln, an increase of 6.2% compared to the previous year.

•	Operating expenses came to EUR 1,869 mln, an increase compared to 31 December 2023, (+1.4%) due to the impact on Personnel expenses of the renewal of the National Collective Labour Agreement, partially offset by the continued optimisation of Other administrative expenses (-3.8% compared to 2023). In particular, within the aggregate, Personnel expenses, which amounted to EUR 1,229 mln, are higher than those recorded in the corresponding period of the previous year (+4.2%), as a consequence of the increased costs resulting from renewal of the banking industry National Collective Labour Agreement in November 2023. Other administrative expenses, equal to EUR 469 mln, were down compared to 31 December 2023 (-3.8%), also due to the implementation of a rigorous expenditure management process and the focus on cost optimisation actions. Net value adjustments to property, plant and equipment and intangible assets amounted to EUR 171 mln, down 2.5% compared to the previous year.

•	The Cost of Customer Credit stood at EUR 410 mln, down slightly compared to the figure of EUR 440 mln recorded in the same period of the previous year. The Provisioning Rate came to 53 bps (57 bps as at 31 December 2023).

•	The Net Operating Income as at 31 December 2024 stood at EUR 1,748 mln, a notable increase from the figure of EUR 1,511 mln as at 31 December 2023.

•	In addition to the changes in these economic aggregates, there were non-operating components amounting to EUR -304 mln as at 31 December 2024 (EUR +196 mln in the corresponding period of 2023). Non-operating components include: Net Provisions for Risks and Charges, equal to EUR -68 mln (EUR +471 mln as at 31 December 2023); Other gains/losses from equity investments of EUR -1 mln (EUR -3 mln as at 31 December 2023); Restructuring costs/One-off costs amounted to EUR -72 mln, (EUR -23 mln as at 31 December 2023); costs related to the SRF (Single Resolution Fund), DGS (Deposit Guarantee Systems) and similar schemes, amounting to EUR -78 mln (EUR -134 mln as at 31 December 2023); The DTA fee amounted to EUR -61 mln (EUR -63 mln as at 31 December 2023); Net gains (losses) on property, plant and equipment and intangible assets measured at fair value for EUR -27 mln (EUR -53 mln as at 31 December 2023); Gains/losses on disposal of investments of EUR +4 mln (EUR +0.4 mln as at 31 December 2023).

BANCA MONTE DEI PASCHI DI SIENA

•	As a result of these trends, combined with the positive impact of Income taxes of for the year of EUR 506 mln (compared to a positive contribution of EUR 345 mln as at 31 December 2023), the Group recorded a Profit for the period attributable to the Parent Company of EUR 1,951 mln, compared to a profit of EUR 2,052 mln in 2023.

•	As at 31 December 2024, the volume of Group Total Funding amounted to EUR 197.2 bn, an increase of EUR 4.3 bn compared to 30 September 2024, on both Direct Funding (EUR +2.7 bn, of which EUR +2.1 bn related to current accounts) and Indirect Funding (EUR +1.6 bn). In particular, with regard to Direct Funding, growth was recorded in the technical forms of current accounts (EUR +2.1 bn), bonds (EUR +0.8 bn) and other forms of direct funding (EUR +0.5 bn), while repurchase agreements decreased (EUR -0.8 bn). Remaining substantially stable were term deposits (EUR +0.1 bn). Indirect Funding was up by EUR 1.6 bn compared to 30 September 2024 for assets under management (EUR +0.5 bn) and assets under custody (EUR +1.1 bn). Both components benefited, in particular, from a positive market effect.

•	Compared to 31 December 2023, Total Funding increased by EUR 9.7 bn, driven mainly by Indirect Funding (EUR +6.4 bn) and, to a lesser extent, also by Direct Funding (EUR +3.3 bn). Within Funding, there was an increase in indirect funding of EUR 6.4 bn, due to both the growth in assets under management (EUR +3.0 bn), mainly linked to a positive market effect, and the increase in assets under custody (EUR +3.4 bn). The trend in Direct Funding is linked to an increase in current accounts (EUR +1.7 bn), time deposits (EUR +1.2 bn), other forms of direct funding (EUR +0.3 bn) and finally repurchase agreements (EUR +0.2 bn). Bonds, on the other hand, declined slightly (EUR -0.2 bn).

•	Loans to customers amounted to EUR 77.3 bn as at 31 December 2024, slightly up from 30 September 2024 (EUR +0.7 bn), due to mortgages (EUR +0.3 bn) and other loans (EUR +0.8 bn), while current accounts (EUR -0.2 bn) and repurchase agreements (EUR -0.2 bn) declined slightly. The aggregate was up (EUR +0.5 bn) compared to 31 December 2023.

•	As at 31 December 2024, the coverage ratio non-performing loans stood at 48.5%, down from 30 September 2024, when it was 49.9%, following the deconsolidation of the transferred portfolios (characterised by above-average coverage levels), which took place in the last quarter of the year. This effect concerns, in particular, the coverage percentage of Bad loans, which fell from 68.4% to 66.5%; On the other hand, the coverage ratio of Unlikely to pay loans increased from 37.7% to 38.8% and that of Non-performing past due loans rose from 22.8% to 26.3%.

•	The coverage ratio of non-performing loans to customers is higher than at 31 December 2023 (when it was 49.1%). At individual administrative status level, the changes refer to the coverage ratio for Non-performing past due loans (which went from 68.1% to 66.5%). Meanwhile the coverage ratio rose for Bad loans (rising from 37.6% to 38.8%) and for Non-performing past due loans (going from 21.7% to 26.3%).

In terms of capital ratios, the Common Equity Tier 1 Ratio stood at 18.3% as at 31 December 2024 (compared to 18.2% as at 30 September 2024 and 18.1% as at 31 December 2023) deducting from capital the dividends for the year determined assuming a pay out ratio of 75% of pre-tax profit, and the Total Capital Ratio stood at 20.6% (compared to 21.4% as at 30 September 2024 and 21.6% as at 31 December 2023).

2024 ANNUAL REPORT - Consolidated Report on operations

Group overview

The Montepaschi Group is the banking hub led by Banca Monte dei Paschi di Siena S.p.a., listed on the Electronic Stock Exchange (Mercato Telematico Azionario) organised and managed by Borsa Italiana S.p.A., with registered office in Piazza Salimbeni 3, Siena, whose activities are focused on traditional retail & commercial banking services carried out mainly in Italy.

The Group is also active in business areas such as factoring, corporate finance and investment banking. The insurance-pension sector is covered by a strategic partnership with AXA while asset management activities are based on the offer of investment products of independent third parties.

The Group combines traditional services offered through the network of branches and specialised centres with an innovative self-service and digital services system enhanced by the skills of the Widiba financial advisor network.

Foreign banking operations are focused on supporting the internationalisation processes of corporate clients in all major foreign financial markets.

COMPANY	ACTIVITIES
Banca Monte dei Paschi di Siena operates in the different segments of banking and finance, from traditional banking including leasing and factoring products, to special purpose loans, assets under management, bancassurance and investment banking. The Bank performs functions of direction, coordination and control over the Group’s companies, as part of the more general guidelines set out by the Board of Directors in compliance with the instructions provided by the Bank of Italy in the interest of the Banking Group’s stability.

Monte Paschi Fiduciaria offers its services to private parties and companies that wish to leverage the utmost confidentiality in relation to their interests and business, through the instrument of the fiduciary mandate. In addition, Monte Paschi Fiduciaria can also take on the role of Trust Company for the administration of assets as trustee or guardian (or protector).

Widiba (WIse-DIalog-BAnking) is the Group’s bank that integrates a self-service offer with the competencies of MPS’s financial advisor network.

Monte Paschi Banque SA is the Group’s bank that supports commercial trade and investments by Italian companies abroad.

In addition to the above, there are also companies operating in the agricultural sector, both wine and food, with a real estate component destined for agritourism and accommodation activities (MPS Tenimenti Poggio Bonelli and Chigi Saracini Società Agricola S.p.A.) and food custodian and storage services for third parties (Magazzini Generali).

Intragroup transactions primarily regard the financial support from the Parent Company to other companies, for the most part in the form of deposits and outsourced services relative to the auxiliary activities provided by the Parent Company (administrative services and property administration).

The description of the main transactions carried out by the Parent Company with its subsidiaries and associates is provided in Part H of the Notes to the Separate Financial Statements of the Parent Company.

BANCA MONTE DEI PASCHI DI SIENA

Shareholders

As at 31 December 2024, the Parent Company Banca Monte dei Paschi di Siena S.p.A. share capital amounted to EUR 7,453,450,788.44, broken down into 1,259,689,706 ordinary shares.

According to the communications received pursuant to the applicable legislation and based on other information available, as well as based on information on Consob’s institutional website, the entities that, as at 31 December 2024, directly and/or indirectly hold ordinary shares representing a shareholding exceeding 3% of the share capital of the Issuer and which do not fall under the cases of exemption set forth in Article 119-bis of the Issuers’ Regulations are as follows:

BMPS main shareholders as at 31 December 2024

Shareholder	% of outstanding ordinary shares
Ministry of Economy and Finance	11.731%
Francesco Gaetano Caltagirone Groupè*	5.026%
Banco BPM Spa	5.003%
Anima Holding Spa	3.992%
Delfin Sàrl	3.509%

* Holdings held through Ausonia S.r.l., Esperia 15 S.r.l., MK 87 S.r.l., Istituto Finanziario 2012 S.p.A., Gamma S.r.l., Azufin S.p.A., VM 2006 S.r.l., Mantegna 87 S.r.l., Calt 2004 S.r.l., Finanziaria Italia 2005 S.p.A.

The main changes during 2024, as well as immediately after the end of the financial year, are shown below:

•	through the completion of two “Accelerated Book Building - ABB” transactions reserved to Italian and foreign institutional investors, announced respectively on 26 March 2024 and 13 November 2024, the Ministry of Economy and Finance (MEF) reduced its stake from 39.232% to 26.732% and from 26.732% to 11.731%;

•	Following the second ABB transaction in November, Delfin Sarl, Banco BPM, Anima Holding S.p.A. (already holder of a stake of approximately 1%) and the Francesco Gaetano Caltagirone Group hold respectively the following stakes in BMPS: 3.509%, 5.003%, 3.992% and 3.645%;

•	on 2 December 2024, the Francesco Gaetano Caltagirone Group increased its stake in the Bank’s share capital from 3.645% to 5.026%;

•	subsequently, on 6 January 2025, Delfin Sàrl announced that it had increased its stake in the Bank’s share capital from 3.509% to 9.780%.

2024 ANNUAL REPORT - Consolidated Report on operations

Information on the BMPS share

The BMPS share closed the fourth quarter of 2024 at EUR 6.81, with period growth of +31.3%, while the FTSE All Share Banks index showed an increase of +3.6% and the FTSE MIB rose by +0.2%. The average daily trading volume of MPS shares was around 15.2 mln over the quarter

SHARE PRICE SUMMARY STATISTICS (from 30/09/2024 to 31/12/2024)

Average	5.72
Minimum	4.79
Maximum	6.81

Rating

The ratings assigned by the rating agencies are provided below:

Rating Agencies	Short-term debt	Outlook	Long-term debt	Outlook	Latest update
Moody’s	(P)NP	-	Ba2*	Stable	15/05/24
Fitch	B	-	BB+	Positive	25/10/24
Mornigstar DBRS	R-3	positive	BB (high)	Positive	15/04/24

* Long-Term Senior Unsecured Debt Rating

•	On 25 October 2024, Fitch Ratings (Fitch) upgraded the Bank’s ratings by 1 notch, among others raising the Long-Term Issuer Default Rating to “BB+” from “B”, and the standalone Viability Rating to “bb+” from “bb”. The outlook was improved to positive from stable.

•	On 15 May 2024, the rating agency Moody’s Investors Service (Moody’s) upgraded the Bank’s ratings by 1 notch, bringing the standalone Baseline Credit Assessment rating to “ba2” from “ba3”, the long-term deposit rating to “Baa3” from “Ba1”, and the long-term senior unsecured debt to “Ba2” from “Ba3”. The outlook on the long-term ratings of deposits and unsecured senior debt was raised to stable. On 31 January 2025, the latter, following the announcement of 24 January 2025 to launch a voluntary public exchange offer on Mediobanca’s shares, was upgraded to positive.

•	On 15 April 2024, the rating agency DBRS Ratings GmbH (“Morningstar DBRS”) upgraded the Bank’s ratings by 2 notches, bringing the standalone Intrinsic Assessment rating, the long-term issuer rating and the long-term senior debt rating to “BB (high)” from “BB (low)”, and the long-term deposit rating to “BBB (low)” from “BB”. The subordinated debt rating upgraded by 3 notches to “BB (low)” from “B” (low). The outlook was improved to positive from stable.

BANCA MONTE DEI PASCHI DI SIENA

Organisational structure

Through its Head Office, Banca Monte dei Paschi di Siena performs functions of direction, coordination and control over the Group’s companies, as part of the more general guidelines set out by the Board of Directors and in the interest of the Group’s stability.

Organisational chart of the Parent Company’s Head Office as at 31 December 2024

The year 2024 was characterised by the completion of the organisational path envisaged in the 2022-2026 business plan on General Management, Territorial Offices and the Commercial Network, as well as some minor organisational interventions.

In January 2024, 50 branches were closed, with the existing customers and relationships being transferred to the same number of merging branches.

In February 2024, a number of steps were taken to optimise the General Management, and in particular, the establishment of the Deputy General Commercial Management to which the Chief Commercial Officer Retail and the Chief Commercial Officer Corporate and Private report.

2024 ANNUAL REPORT - Consolidated Report on operations

In April 2024, some optimisation work was carried out on product specialists and small business customers, in particular:

•	centralisation of agrifood specialists and wealth management specialists in the “Enterprise Products, Facilitated Finance and GCO” and “Private” functions respectively, reporting to the Chief Commercial Officer Corporate and Private;

•	establishment of 132 specialised centres called “small business districts”, reporting directly to the Territorial Corporate and Private Departments, dedicated to the management of small business customers previously handled in the branches, and at the same time bringing POE (small business operators) customers back to the branch value line.

In June 2024, the AML-CFT function previously allocated to the Chief Risk Officer was transferred to report directly to the Chief Executive Officer.

In July 2024, the transfer of responsibilities related to the Banking Recovery and Resolution Directive (BRRD) from the Transparency Programme staff to the Capital Planning, BRRD, Studies and Research function within the Chief Financial Officer’s department took place.

With respect to Network processes, actions continued to improve the quality of work, free up more time that could be dedicated to sales activities and increase customer service quality, while reducing service response/provision times by streamlining “administrative” activities and document management costs, with a significant effort toward increasing digitalisation of processes.

BANCA MONTE DEI PASCHI DI SIENA

Governance & control systems

Corporate governance

The Parent Company’s corporate governance takes into account the objective of creating a system of coordinated rules and units capable of guaranteeing transparent and accurate management of relations with shareholders as well as between them and the directors and top management.

The Parent Company’s bodies work so as to pursue the overall proper functioning of the business.

By means of a fair and transparent corporate governance system and a shared Code of Ethics, the Parent Company has set rules to ensure that the legitimate expectations of all stakeholders, particularly with regard to environmental, social and governance sustainability profiles, are integrated into the company’s objectives and strategies.

The overall corporate governance system refers to the current code, banking and financial supervisory regulations, the Corporate Governance Code to ensure a clear separation of roles and responsibilities, the appropriate balancing of powers, balanced composition of corporate bodies, effective controls, monitoring of business risks, adequacy of information flows and corporate social responsibility.

The Bank adopts the traditional administration and control model characterised by the presence of a Board of Directors and a Board of Statutory Auditors, appointed by the Shareholders’ Meeting. In addition, there are: In addition, the CEO, who is also the General Manager, and five Board committees, specifically, the Risk and Sustainability Committee, the Appointments Committee, the Remuneration Committee and the Related-Party Transactions Committee and the IT and Digitalisation Committee.

In compliance with the provisions of Italian Legislative Decree no. 231/2001, the Parent Company has also established a 231 Supervisory Body entrusted with the task of supervising the functioning and observance of the Model 231 (namely a compliance model under Law 231) as well as managing its updating.

The Parent Company decided to assign the role of the 231 Supervisory Body to an ad hoc collective body separate from the Board of Statutory Auditors, which is “mixed” in nature and consists of three members, including two outside professionals and one board member who meets the requirements of independence.

The Parent Company’s internal control system is meant to ensure that risks are identified, measured, managed and monitored in such a way so as to enable sound, proper business management in line with pre-established objectives.

Further information on governance, including with regard to the concept of diversity in corporate bodies, is available in the “Report on Corporate Governance and Ownership Structure”, available on the Parent Company’s website (https://gruppomps.it/en/corporate-governance/corporate-governance-report.html).

Risk governance

Risk governance strategies are defined in line with the Group Business Model, medium-term 2024-2028 Business Plan objectives and external regulatory and legal requirements.

Policies relating to the assumption, management, coverage, monitoring and control of risks are defined by the Board of Directors of the Parent Company. Specifically, the Board of Directors periodically defines and approves strategic risk management guidelines and quantitatively expresses the Group’s overall risk appetite.

In fact, the Parent Company’s Board of Directors defines the overall Risk Appetite Framework (RAF) for the Group and approves the “Group Risk Appetite Statement” (RAS) at least once per year.

The RAF Governance process is centralised within the Parent Company, which outlines its relevant perimeter at Group level and defines its structure in Group companies, according to the risks assumed, size and operational complexity of each legal entity. The RAF defines the roles of corporate bodies and functions involved in defining the “risk appetite” and the procedures to be implemented if it becomes necessary to restore the level of risk to the objective or within the pre-established limits.

The RAS represents an essential element in defining the Group’s risk strategy. The RAS is the formal document that contains the explicit declaration of the risk/return objectives/limits (overall, by type and broken down by individual companies/business units) that the Bank intends to assume to pursue its strategies. Therefore, with the RAS, the risk objectives/restrictions are identified and the indicators are broken down by Business Unit/Legal Entity (known as “cascading down” of the Risk Appetite). The objective is to increase the Group’s Risk Culture and fully instil accountability in all relevant business units with regard to achievement of the risk appetite objectives, as required by the regulations and recommended by best practices.

2024 ANNUAL REPORT - Consolidated Report on operations

The Risk Appetite Process is structured so as to ensure consistency with the ICAAP and ILAAP as well as with Planning and Budget and Recovery processes, in terms of governance, roles, responsibilities, metrics, stress testing methods and monitoring of key risk indicators.

In compliance with the guidelines set forth by the Basel Committee and best practices, prudential supervisory provisions for banks require credit institutions to carry out adequate stress testing exercises.

The Group regularly conducts stress tests on all risk factors. Stress tests are used to assess the Group’s capacity to absorb large potential losses in adverse yet plausible market situations, so as to identify the measures necessary to reduce the risk profile and preserve assets.

The Group’s methodological approach to stress-testing is based upon the identification of the main risk factors, both Pillar 1 and Pillar 2, with the objective of selecting events or combinations of events (scenarios) which reveal specific vulnerabilities at Group level.

The results from the stress tests are submitted to the Top Management and Board of Directors. They are formally reviewed by the Board of Directors as part of the approval of the Annual ICAAP/ILAAP Report, with a view to self-assessing the Group’s current and prospective capital adequacy and liquidity and during the year according to a pre-defined internal Stress Test Programme approved by the Board.

Group risk governance is provided centrally by the Parent Company’s Board of Directors, which also supervises and is responsible for the updating and issue of internal policies and the main internal regulations in order to promote and guarantee a continuously greater and more widespread risk culture at all levels of the organisation. Awareness of risks and the correct knowledge and application of the internal processes and models governing those risks - first and foremost for those validated for regulatory purposes - are fundamental requirements for effective, sound and prudent business management.

The Risk Control Function is specifically assigned the task of monitoring the Key Risk Indicators (KRIs), drawing up a periodic report for the Board of Directors and implementing the escalation/authorisation processes in the event that thresholds are exceeded.

The incorporation of macro risk and risk-adjusted performance indicators, consistent with the RAF, within staff remuneration and incentive policies represents an additional tool to promote awareness of the behaviours of all resources and the cultivation of a healthy risk culture.

In reference to the Group’s Risk Culture, during 2024 initiatives were pursued regarding corporate bodies (board induction cycles on specific issues) as well as general training initiatives (online tools) for all personnel in the areas of risk management and mitigation. In collaboration with the Chief Human Capital Officer Department, the Chief Risk Officer Department continued, following on from the previous year, the project aimed at all Group personnel on the topic of “Risk Culture”, through a programme of online classes and eLearning tools in which risk-related issues were presented both in terms of the frameworks adopted by the Bank and in relation to situations reflecting the Bank’s typical operations. Particular attention was paid to new staff in the CRO Department through the provision of a training course structured in several sessions, both in-person and online. The interventions and their contents were then made available on the e-learning platform to enable wider use of the material.

Furthermore, during 2024 internal initiatives proceeded to ensure continued compliance with national and international regulatory provisions.

The ICAAP and ILAAP packages were sent to the Regulator in accordance with the ECB’s regulatory prescriptions regarding the “Technical implementation of the EBA Guidelines on ICAAP/ILAAP information for SREP Purposes” (Supervisory Review and Evaluation Process), as well as in line with the “ECB Guide to the Internal Capital and Liquidity Adequacy Assessment Process (ICAAP/ILAAP)”, issued in November 2018.

In 2024, the Montepaschi Group unveiled its 2024-2028 Business Plan aimed at creating a future-ready bank capable of successfully meeting the evolving needs of customers through a process of corporate and technological innovation supported by a comprehensive investment plan, making the most of the Bank’s talented resources, further enhancing the sustainability of the business, strengthening the balance sheet and focusing on distribution and value creation for all BMPS stakeholders.

The Montepaschi Group is one of the Italian banks subject to the ECB’s Single Supervisory Mechanism.

BANCA MONTE DEI PASCHI DI SIENA

Compliance systems

Within the broader internal control system, the Compliance Function of the Parent Company autonomously and independently governs non-compliance risk at Group level, periodically reporting to Top Management and Supervisory Authorities on the overall status of compliance of systems, processes and operations.

During 2024, with a view to constantly improving efficiency and keeping up to date with the changing external regulatory framework, the organisational structure of the function was changed. In particular, the former structure that dealt with ICT and Outsourcing issues was reallocated within the DPO (Data Protection Officer) and ICT Advisory staff, while the Control structure on the same issues was upgraded, placing it under the “Compliance, Methodologies and Controls” function. This organisational reorganisation responds to the provisions of the Compliance Plan 2024, with reference to the 40th update of Circular 285/2013. The initiative also responded to the need to strengthen ICT and outsourcing oversight in relation to the upcoming effectiveness (January 2025) of the new EU Digital Operational Resilience Act (DORA) rules for the Financial Sector.

In addition, design and regulatory compliance activities were followed up, with particular reference to:

•	project activities aimed at adapting to the provisions of the DORA (Digital Operational Resilience Act) Regulation on the resilience of ICT systems, from the point of view of achieving regulatory compliance, with the revision of responsibilities and the updating of relevant company documents;

•	Follow-up of activities related to the implementation of the ESG Programme with implications for investment services, corporate governance, labour law and prudential supervision, in order to oversee its regulatory compliance;

•	definition of an Anti-Financial Crime framework for the MPS Group, with the aim of identifying measures, strategies, policies and procedures to prevent, deter, detect, investigate and combat all forms of financial crime.

Lastly, additional activities were also carried out during the year, particularly in matters related to:

•	improvement of the effectiveness of Compliance activities, with the development of digitalisation solutions;

•	the implementation of further continuous monitoring tools, including the development of Robotic Process Automation (RPA) solutions for repetitive tasks and the testing of application solutions of Generative Artificial Intelligence (AI) tools.

2024 ANNUAL REPORT - Consolidated Report on operations

Distribution channels

The Group operates with a view to developing and rationalising its distribution network, by combining regional coverage with the strengthening of innovative channels.

Traditional domestic branches are flanked by specialised sales, which handle relational follow-up and the specific management of particular customer segments (e.g. Small and Medium Companies, Private, Institutions, etc.) and by 567 Financial Advisors (566 as at 31 December 2023) who carry out their activities by having offices open to the public distributed throughout the country.

MONTEPASCHI GROUP - DISTRIBUTION NETWORK ITALY AS AT 31/12/2024

	Domestic	Client Centres (**)						Financial
	branches			Family				Advisory
Area	(*)(**)	Inc.	Imprese	Office	Private	Tot.	Inc.	Offices	Inc.
Emilia Romagna	83	6.3%	5		6	11	8.7%	6	5.7%
Friuli Venezia Giulia	32	2.4%	3		1	4	3.1%	3	290.0%
Liguria	17	1.3%	1		1	2	1.6%	4	3.8%
Lombardia	182	13.9%	10	1	7	18	14.2%	10	9.5%
Piemonte	31	2.4%	2		1	3	2.4%	2	1.9%
Trentino Alto Adige	2	0.2%						1	1.0%
Valle d’Aosta	2	0.2%
Veneto	172	13.1%	13	1	6	20	15.7%	5	4.8%
Northern Italy	521	39.7%	34	2	22	58	45.7%	31	29.5%
Abruzzo	27	2.1%	2		1	3	2.4%	2	1.9%
Lazio	109	8.3%	5	2	3	10	7.9%	11	10.5%
Marche	34	2.6%	4		1	5	3.9%	3	2.9%
Molise	3	0.2%				0		1	1.0%
Toscana	287	21.9%	11	1	8	20	15.7%	8	7.6%
Umbria	30	2.3%	2		2	4	3.1%	4	3.8%
Central Italy	490	37.3%	24	3	15	42	33.1%	29	27.6%
Basilicata	10	0.8%						2	1.9%
Calabria	37	2.8%	1			1	0.8%	3	2.9%
Campania	76	5.8%	4	1	3	8	6.3%	16	15.2%
Puglia	78	5.9%	6		4	10	7.9%	15	14.3%
Sardegna	10	0.8%	1		1	2	1.6%	2	1.9%
Sicilia	90	6.9%	3		3	6	4.7%	7	6.7%
Southern Italy and island	301	22.9%	15	1	11	27	21.3%	45	42.9%
Total	1,312	100.0%	73	6	48	127	100.0%	105	100.0%

(*) Reports to the Bank of Italy Supervisory Authority relating to Banca MPS

(**) of which no. 7 reports to the Bank of Italy Supervisory Authority as centre and branch did not coincide.

BANCA MONTE DEI PASCHI DI SIENA

At the end of 2024, the Italian Network had 1,312 branches registered with the Supervisory Authority, with a reduction of 50 branches compared to 31 December 2023, as a result of the closure of these aforementioned branches in January 2024.

At the end of January 2025, there were 1,258 domestic branches4, following the closure of 53 branches and the issuance of a licence relating to a specialised centre no longer consubstantial with a branch.

The Parent Company decided to carry out this closure in January, in order to minimize operational potential risks arising from the migration of data in the same date of the accounting closure of the year, and not to create potential inconvenience to customers during year-end holidays.

These closures were made in line with commitments related to State Aid received in 2017.

The Group also makes use of 127 Specialised Centres (also 127 as at 31 December 2023), of which 73 are dedicated to Businesses, 48 to Private customers and 6 to the Family Office.

The Group’s ATM network comprises a total of 2,476 machines (-66 units compared to 31 December 2023), of which 1,993 coincide with traditional branches (1,591 of these are located on premises with an independent entrance also accessible outside of branch hours) and 483 are installed in public places with high operational potential, of which 77 in institutions/companies. There are 1,321 ATM machines with “cash in” functions (of which 917 located in the Self Area, 391 in branches, 1 in institutions/companies and 12 installed in public places).

The Group has an international presence with a Foreign Network geographically distributed in major financial and economic markets and in several emerging countries with high growth rate, with significant trading relations with Italy, currently structured as follows:

•	7 representative offices in target areas of Europe, North Africa, India and China;

•	1 foreign-registered bank, namely Monte Paschi Banque S.A., operating in France (in the process of being divested).

In addition to its physical presence across the country, the Parent Company offers banking services to Customers through electronic channels with internet banking products for Retail and Corporate customers. As at 31 December 2024, there were 1,563,215 active users (+91,214 compared to 31 December 2023), of which 1,434,631related to retail customers and 128,584 to corporate customers.

4	In terms of reports to the Bank of Italy’s Supervisory Institute relating to Banca MPS.

2024 ANNUAL REPORT - Consolidated Report on operations

Customer base

As at 31 December 2024, the Group5 had around 3.6 mln customers, substantially stable compared the previous year. Customers as at 31 December 2024 are broken down as follows:

•	About EUR 3.3 mln (substantially stable compared to 31 December 2023) is managed by the Sales and Distribution Network of the Parent Company Banca Monte dei Paschi di Siena;

•	About 0.3 mln (essentially stable compared to 31 December 2023) are managed exclusively by Widiba, the Group’s online bank.

At the end of 2024, the Retention and Acquisition indicators6 stood at 94.9% and 4.6% respectively, showing an improvement compared to 2023 (when they were 94.3% and 4.0%, respectively).

5	Intended as the sum of the total MPS and Widiba Network, excluding the customers of the other Group companies.
6	The indicators refer only to the Parent Company and have been cleared of the effect of the migration of customers to Widiba.

BANCA MONTE DEI PASCHI DI SIENA

Reference context

The international scenario

In 2024, economic activity continued to expand, albeit with differing trends between areas. In the US, activity remained robust, while it showed fragility in the euro area, where persistent weakness in manufacturing was compounded by recent signs of a slowdown in services. In China, domestic demand was still affected by the crisis in the real estate market. The recomposition of headline inflation continued due to falling energy prices, although oil and natural gas prices have risen slightly since last autumn. The main monetary authorities have initiated monetary easing, albeit at differing paces. The escalation of international tensions has affected the dynamics of world trade. The global economy remains affected by geopolitics (i.e. Ukraine and the Middle East) and uncertainty over the economic policies to be undertaken by the new US administration.

The US showed a consistent expansion, with GDP growing at around 3% QoQ annualised in the middle quarters of the year before slowing down at the end of the year (+2.3% QoQ after annualising the preliminary figure in the fourth quarter). The disinflationary process that had gained momentum in the middle months of the year has weakened recently: the general price index approached the 3% trend at year-end 2024; core inflation7 stabilised slightly above 3% YoY during the year. The labour market, despite some tensions, showed solidity (unemployment has remained just above 4% since spring; new jobs rose at the end of the year) allowing a cautious approach to the Fed in the rate cut process started in September. The newly elected President Trump announced on the campaign trail a number of policy measures such as: the extension of tariffs on foreign imports (first and foremost for China, Canada and Mexico), control of irregular immigration, deregulation of corporations, reform of federal government agencies, tax reduction measures, exit from climate policies; the President also advanced aims of territorial control (i.e. Greenland, Panama, Canada). The translation, albeit only partial, of these announcements into actual measures may have an impact on US and global growth and inflation dynamics.

In the euro area, despite a GDP growth that surprised on the upside in the third quarter (+0.4% QoQ), the business cycle remained weak, registering a zero expansion on a cyclical basis in the fourth quarter (preliminary figure). Activity was kept up by the buoyancy of services, but the manufacturing sector confirmed its fragilities; The slowdown in global trade and, more recently, uncertainties related to US protectionist announcements have conditioned the foreign demand component especially of those countries most exposed to trade with the US. The German economy contracted for the second year in a row. The crisis in the political governance of some major countries in the area (Germany, France) has not yet been overcome. Inflation, which has fallen since the beginning of the year to 1.7% YoY in September, has recently shown signs of a recovery already anticipated by the ECB, which has therefore not changed its monetary easing stance. In December, the general price index still rose to 2.4% YoY; the underlying component remained stable (at 2.7% YoY). The labour market showed resilience with unemployment barely moving from around 6.3% since the summer.

As part of the new European economic governance approved last April, the EU Commission examined the medium-term (four- to seven-year) structural budget plans drawn up by individual countries8, after checking their consistency with the reference trajectories sent in June. All the submitted plans (except those of the Netherlands and Hungary) received a positive assessment. The Commission also examined the national budgetary planning documents for 2025 of the member countries, assessing their alignment with the country-specific recommendations sent to each country, as well as their consistency with the public finance targets set out in their structural plans: Only eight countries, including Italy, were in line with the Council’s recommendations. The implementation of individual states’ Recovery and Resilience Plans continued: since 10 October, EUR 39 bn has been disbursed in funding related to individual countries’ NRRPs, bringing the total disbursements to EUR 306 bn. In September, Mario Draghi presented the report on the competitiveness of the EU economy outlining the guidelines for a common EU economic policy strategy.

Among the emerging countries, China hit the government’s 2024 GDP growth target of approx. 5%, but its annual expansion was among the lowest in decades. In the last quarter, GDP growth exceeded expectations (+5.4% p.a.), benefiting from government and Chinese Central Bank policy measures adopted since September, which consolidated the financial framework (debt, stock market, bank balance sheets). Weak domestic demand, influenced by the housing crisis, helped to keep inflation just above zero. Foreign demand has balanced the overcapacity not absorbed domestically, although, the announcements of new duties on products exported to the US are gradually pushing China to reposition exports to other (primarily Asian) markets. In Russia, in the face of sustained growth from the war economy, macroeconomic imbalances have widened. In India, GDP, while slowing down, is expected to expand at an annual rate of more than 6%. Pressures increased with those emerging currencies that are more exposed to the US.

7	Index adjusted for the price components of food and energy goods (typically more volatile).
8	According to the new European fiscal governance, the reference trajectory is the multi-year net expenditure path sent by the Commission to countries whose debt or deficit exceeds the thresholds set by the Maastricht Treaty (60% and 3% of GDP, respectively). Such a path should be able to put the debt ratio on a plausibly downward trajectory or keep it at prudent levels; should also bring or maintain the deficit below 3% of GDP in the medium term.

2024 ANNUAL REPORT - Consolidated Report on operations

Italy: economic context

In Italy, growth gradually slowed down during 2024. Manufacturing suffered from falling external demand affected by Germany’s difficulties, while exports slowed down on fears of tariffs. Investment in construction recorded growth in the public component stimulated by the NRRP, which offset the decline in the residential component. The summer rebound in consumption, boosted by low inflation, has resettled. The number of employed people increased, helping to contain unemployment. Annual inflation was below the European average, although it increased slightly at the end of the year (to 1.3% YoY in December); core inflation remained moderate and relatively higher in services. Signs of recovery in the real estate market came in the second half of the year.

The Government’s action in 2024 included a series of measures in the area of taxation, through the changes to the Super-bonus and building bonus and the revision of the IRPEF and IRAP regimes (made structural by the Budget Law 2025), and in the area of business crisis and insolvency, with the supplementary and corrective provisions made to the Code and in the area of two-year composition with creditors. Some of the measures adopted have had an impact on the banking system, in particular with regard to changes, including retroactive ones, concerning the time profiles of tax credits deriving from the so-called ‘building bonuses’ (Superbonus, Bonus Barriere, Sismabonus, etc.), in particular by lengthening (up to 10 years) the time for recovery.

Of note is the introduction of the new “Transition 5.0 Plan”, a programme that aims to support investments in digitalisation and the green transition of companies through an innovative tax credit scheme. Also active, from 1 October 2024, is the “New Sabatini Capitalisation” which aims to support the capitalisation processes of micro, small and medium-sized enterprises, established in corporate form. Among the measures contained in the Budget Law 2025, approved in December, is the provision on the postponement of deductions of write-downs and losses on receivables and goodwill related to DTAs (deferred tax assets), for the two-year period 2025-2026.

•	Among the European directives transposed during the year, the following should be noted: (i) the approval of Legislative Decree No. 116 of 30 July 2024 , aimed at transposing the (EU) “Secondary Market Directive” or “SMD”), concerning managers and purchasers of non performing loans, which aims to increase the level of harmonisation within the single market; (ii) the approval, within the framework of the regulation of corporate sustainability reporting, of Legislative Decree No. 125, transposing the (EU) “Corporate Sustainability Reporting Directive” (CSRD).

•	On 24 May 2024, the Council of Ministers approved the European Delegated Act 2024, currently under discussion in Parliament, which provides for the transposition of various Directives and Regulations, some of which are of interest to the banking system (e.g. on credit agreements and financial services contracts concluded remotely, green and eco-sustainable bonds energy efficiency, administrative cooperation in the field of taxation, markets in financial instruments, delegation agreements, liquidity risk management, reporting for supervisory purposes, provision of custodian and depositary services, lending by alternative investment funds, minimum own funds requirement and eligible liabilities).

Concerning the NRRP, on 18 November 2024 the European Council gave the green light to a request by the government to amend the Plan. The request concerned the adjustment of 21 measures; in some cases, the deadlines for targets and objectives were changed. As part of the Recovery and Resilience Facility, Italy also collected the sixth instalment in December, amounting to EUR 8.7 bn (of which EUR 1.8 bn in the form of grants), bringing the total disbursements received to date to EUR 122 bn. In October 2024, the Ministry for Business and Made inItaly opened a new window for the submission of applications for subsidies for the development of greater energy efficiency and to make production processes more sustainable.

BANCA MONTE DEI PASCHI DI SIENA

Financial markets and monetary policy

After a positive start to the year, the stock markets showed high volatility during 2024, reacting to escalating geopolitical tensions. After the summer slumps, the markets started to rise again, helped by monetary easing and the improvement of some economic indicators that dispelled recession fears. In the last quarter of the year, Trump’s election victory further supported US stock markets and, at the same time, conditioned the performance of those of countries exposed to the potential introduction of new tariffs by the US. In Europe, uncertainty over the political governance of some accession countries (e.g. France, Germany) further increased volatility. From the beginning of the year until 31 December 2024, the FTSE Mib gained over 12%; The rise of the Euro Stoxx was more limited (approx. +8%). The rise in the S&P500 was striking (over +23%), while the Nikkei also did well (over +19%). China’s Shanghai Shenzhen CSI 300, which had been suffering for most of 2024, reversed its trend since the end of September in the wake of the adoption/announcement of new domestic growth stimulus measures (close to +15% annual increase).

The upward phase of yields, which had reversed in the summer on inflation targeting expectations and monetary rate cuts, substantially resumed in the last quarter of 2024. The possible slowdown in the return of US inflation, conditioned by the economic policies announced by Trump and the resilience of the US economy, supported the treasury yield back to annual highs in December; This bullish movement partially extended to its German counterpart, whose dynamics were more correlated to Germany’s difficulties. Political/fiscal uncertainties weighed on the rise of the French 10-year bond yield. As at 31 December 2024, the US 10-year rate stood at 4.57% and the German rate at 2.37% (-69 basis points and +34 basis points, respectively, compared to 2023 year-end levels). The Italian 10-year rate from the second half of 2024 showed a down-ward trend and, although it rose in December, it closed the year at 3.52% (-18 basis points from its year-end 2023 values). The BTP-Bund spread, despite some volatility, narrowed during the year, settling at around 116 basis points at 31 December 2024 (-52 basis points compared to year-end 2023); the spread benefited from the ratings of Fitch and DBRS, which in October, while confirming Italy’s BBB rating, improved its outlook from stable to positive.

After the summer, the Federal Reserve began the phase of monetary easing: in September reduced interest rates (-50 basis points) for the first time after four years of stability; It subsequently made further reductions of 25 basis points at both its November and December meetings, thus lowering the cost of money in the range of 4.25-4.50%. However, due to the upside risks on domestic inflation and the robustness of the US economy and labour market, the rate cut decision was not unanimously supported by the FOMC members at the year-end meeting9. At its first meeting in 2025, the Fed confirmed its cautious stance by deciding to leave rates unchanged. The markets, for the most part, have been affected by an extension of the current pause in the monetary rate reduction process to the first half of 2025.

The ECB, having made significant changes to the operational framework for the implementation of monetary policy in March10, started a cycle of rate cuts in mid-year, making cuts of 25 basis points at its meetings in June, September, October and December. As a result, the Monetary Authority raised the rate on the main refinancing operations to 3.15%, the rate on deposits with the ECB to 3.00% and the rate on the marginal lending operations to 3.40% at the end of 2024. At the December meeting the possibility of a 50 basis point cut in key interest rates was discussed, on the strength of a disinflationary process well under way, but a unanimous consensus prevailed among ECB members towards a more cautious solution. Monetary easing continued in early 2025 with the ECB, which at its January meeting, as expected, unanimously cut monetary rates by a further 25 bps (bringing the deposit rate to 2.75%), showing its confidence in achieving the inflation target in the short term. Regarding the macro picture, the Authority confirmed the downside risks on growth. The ECB will continue to follow a data-dependent approach in calibrating the correct monetary policy (which is still referred to as ‘restrictive’) in meeting after meeting. The markets expect a continuation of the rate cuts at the upcoming meetings.

The recomposition of the ECB balance sheet continued. The portfolios of the APP (Asset Purchase Programme) and the PEPP (Pandemic Emergency Purchase Programme) are shrinking at a measured and predictable pace, as the Eurosystem no longer reinvests the repaid principal on maturing securities. On 18 December 2024, with the repayment of the remaining amounts received by the banks under the targeted longer-term refinancing operations, this part of the balance sheet normalisation process came to an end.

9	The Fed’s Federal Open Market Committee.

10	In particular, the Governing Council decided that it would continue to direct the stance of monetary policy through the interest rate on deposits with the central bank and that the spread between this rate and the main refinancing operations rate would be reduced to 15 basis points as from 18 September 2024.

2024 ANNUAL REPORT - Consolidated Report on operations

Significant events in 2024

On 7 February 2024, the Parent Company announced new top management appointments in a number of key functions with the enhancement of the assets of internal resources. More specifically, in addition to the appointment of Maurizio Bai as Deputy General Manager, Fiorella Ferri was appointed as Chief Human Capital Officer, Alessandro Giacometti as Chief Operating Officer, Vittorio Calvanico as Chief Safety Officer, and finally Marco Tiezzi assumed the role of Chief Commercial Officer Retail.

On 29 February 2024, Standard Ethics improved the short-term outlook of Banca Monte dei Paschi di Siena, from “Stable” to “Positive”. The ratings agency highlighted the Bank’s commitment to the integration of ESG criteria, confirming the “EE” rating and anticipating a potential upgrade to “EE+” within 12-24 months, following the implementation of the 2022-2026 Business Plan and the new Sustainability Plan.

On 8 March 2024, Banca MPS successfully completed the placement of a new senior preferred unsecured bond issue with a 5 year maturity (with early repayment option after 4 years), for an amount of EUR 500 mln and a coupon set at 4.75%.

On 11 April 2024, the Ordinary Shareholders’ Meeting of Banca Monte dei Paschi di Siena was held, which included, among other resolutions, the 2023 Financial Statements, payment of the dividend, the remuneration policies, incentive plans and the appointments of Raffaele Oriani as director, Giacomo Granata as acting statutory auditor and Paola Lucia Giordano as alternate statutory auditor.

On 16 April 2024, Banca MPS successfully completed the placement of a covered bond issue, the first after the transposition of the European harmonisation directive on covered bonds, with a maturity of five years, aimed at Italian and foreign institutional investors, for an amount of EUR 750 mln and a coupon set at 3.5%.

On 22 May 2024 (ex-dividend date 20 May and record date 21 May), the dividend for 2023 was paid for a total of EUR 314,922,426.50, corresponding to 0.25 eurocents for each of the 1,259,689,706 ordinary shares without par value outstanding at the record date.

On 13 June 2024, the Parent Company’s Board of Directors approved an exclusive agreement with a private equity fund for the sale of 100% of the subsidiary Monte Paschi Banque S.A. On 9 December 2024, the parties signed an agreement that allowed them to initiate the trade union consultation, required by the French Commercial Code, which is obligatory in order to be able to sign the sale and purchase agreement once it has been finalised. The procedure involves the subsidiary and consists in informing the works council (‘Comité Social et Economique’ or ‘CSE’) in advance of the planned transaction, the reasons for it and any impact on employees. Upon completion of the trade union consultation and once the relevant non-binding opinion of the CSE has been obtained, the Parent Company will be able to proceed with the transaction, which is expected to be finalised during 2025.

On 9 July 2024, Banca MPS successfully completed the placement of its first Social Conditional Pass Through (“CPT” European Covered Bond issue with a maturity of 6 years (16 July 2030), targeting Italian and foreign institutional investors, for a total of EUR 750 mln and fixed coupon of 3.375%.

On 5 August 2024, the Parent Company approved the 2024-2028 Business Plan, with an update of the financial targets, after overshooting the main objectives of the previous 2022-2026 Plan, and the strategic guidelines to strengthen its positioning as a “Clear and Simple Commercial Bank” through a digital-driven transformation and a growing specialisation of the service model for households and businesses.

On 7 November 2024, the Parent Company signed contracts for the non-recourse sale of a portfolio of impaired loans as part of the so-called “Bricks” project for a total gross exposure of approximately EUR 0.3 bn, of which EUR 0.2 bn related to secured bad loans and EUR 0.1 bn related to unsecured bad loans. The deconsolidation of the portfolio took place in December 2024.

On 20 November 2024, Banca MPS successfully completed the placement of a new Senior Preferred Unsecured bond issue, with a term of 6 years (maturing in 2030) and with an early redemption option after 5 years, for an amount of EUR 750 mln and a coupon set at 3.625%.

On 11 December 2024, the Bank received notification of the European Central Bank’s final decision regarding the capital requirements to be met on a consolidated basis as of 1 January 2025, at the conclusion of the annual prudential review and assessment process conducted in 2024. The additional “P2R” capital requirement improved by 25 bps from 2024 levels (2.75%) to 2.50%.

The overall minimum Common Equity Tier 1 ratio stands at 8.78%, the sum of Pillar 1 - P1R (4.50%), Pillar 2 - P2R (1.41%) and Combined Buffer Requirement - CBR (2.87%). The Pillar 2 Capital Guidance “P2G”, set at 1.15%, is unchanged from 2024 levels.

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Compared to the 2023 Final Decision, the ECB removed the prior authorisation requirement for the distribution of dividends.

On 12 December 2024, the Board of Directors of Banca MPS unanimously appointed - with the abstention of the interested party - the independent Director, Ms. Paola De Martini, as Lead Independent Director of the Bank.

On 17 December 2024 , the independent directors Paolo Fabris De Fabris, Lucia Foti Belligambi, Laura Martiniello, Annapaola Negri-Clementi and Donatella Visconti - indicated by the Ministry of Economy and Finance in the list presented on 27 March 2023 - resigned.

Following the aforementioned resignations, on 27 December 2024 the Board of Directors of Banca MPS, proceeded, by unanimous vote and with the positive opinion of the Board of Statutory Auditors, to appoint by co-optation: Alessandro Caltagirone (non-independent), Elena De Simone (non-independent), Marcella Panucci (independent), Francesca Renzulli (independent) and Barbara Tadolini (independent).

The new Board members will remain in office until the next Shareholders’ Meeting called to decide on the confirmation of the co-opted Board members.

In view of the changes in the Bank’s shareholding structure, as a result of the gradual reduction of the shareholding held by the Ministry of Economy and Finance, the selection of the names of the new directors by the Appointments Committee took place following a specific process of dialogue with some of the Bank’s new shareholders and with the support of a selection company.

Significant events after the end of 2024 financial year

On 3 January 2025 and 10 February 2025, Banca MPS announced (in line with the funding plan and after receiving the authorisations from the European Central Bank) the exercise, on 22 January 2025 and 2 March 2025 respectively, of the full early repayment option of the Tier 2 subordinated bond called “€400,000,000 8.000 per cent. Reset Callable Subordinated Notes” and of the senior bond called “€750,000,000 Fixed to Floating Rate Callable Senior Notes due 2 March 2026”.

On 28 February 2025, Standard Ethics upgraded the Corporate Standard Ethics Rating (SER) of Banca MPS from the previous “EE” to “EE+”. The rating agency confirmed that the upgrade to ‘EE+’ (Very Strong) leads to the achievement of the expected long-term rating and the outlook remains positive.

Voluntary public exchange offer on the ordinary shares of Mediobanca - Banca di Credito Finanziario Società per Azioni promoted by Banca Monte dei Paschi di Siena S.p.A.

On 23 January 2025, the Board of Directors of Banca MPS approved the launch of a voluntary Public Exchange Offer (the “Offer”) on all the ordinary shares of Mediobanca - Banca di Credito Finanziario Società per Azioni (“Mediobanca”). The Offer is conditional upon obtaining the relevant regulatory authorisations and meting the conditions indicated in the disclosure to the market of 24 January 2025, which will be further detailed in the Offer Document.

The share exchange ratio was set at 2.300 newly issued Banca MPS shares to each existing Mediobanca share of Mediobanca, for an implied Offer price of EUR 15.992 per share with a premium of 5.03% over the official prices at 23 January 2025.

The success of the Offer will allow an acceleration in the utilisation of the DTAs held by Banca MPS, with an estimated net present value to the benefit of Mediobanca’s shareholders participating in the Offer of EUR 1.2 bn, equal to approximately 10% of Mediobanca’s current market value.

The purpose of the Offer is to create a new national champion in the Italian banking sector, ranking third in key business segments, through the industrial combination of two of the main players in the sector MPS in Retail/Commercial Banking and Mediobanca in Wealth Management, Corporate & Investment Banking (CIB) and Consumer Credit. In particular, the new Group will distinguish itself as:

•	a top-notch Wealth Management player, thanks to the combined expertise of Banca MPS and Mediobanca in private banking and Banca Widiba and Mediobanca Premier in asset gathering, with approximately 1,200 financial advisors;

•	a strong CIB player in all products (e.g. corporate finance, capital markets, corporate lending), with a leading position in the Equity Capital Markets and M&A market and a strong complementary customer base, and at the same time with a growth opportunity in particular in the developing market segment of medium-sized companies;

•	the leader in consumer financing through Compass, already the partner of choice for MPS;

•	operator who benefits from a sustainable cash flow from the insurance investment. The business combination will expand the range of products and services and strengthen the capacity to support new investments, through a synergetic banking model and by leveraging the strengths, distinctive skills and excellent human capital of the two organisations.

2024 ANNUAL REPORT - Consolidated Report on operations

The acquisition of Mediobanca accelerates the implementation of the strategic guidelines of Banca MPS’s 2024-2028 Business Plan, which focuses on: i) the growth of specialised businesses that generate high commission flows; ii) the development of new dedicated service models for value-added activities; iii) the expansion of lending solutions for households and the development of new services for SMEs; iv) the renewal and optimisation of distribution platforms and (v) the adoption of a zero-based approach to risk.

The transaction has clear and tangible benefits for all stakeholders involved:

Shareholders: high value creation for both Banca MPS and Mediobanca shareholders through increased profitability, with a dividend pay-out of up to 100% of net profit, while maintaining strong capital strength. In addition, the transaction will accelerate the utilisation of Banca MPS’s DTAs and generate significant industrial synergies;

Customers: access to a value proposition of excellence, with a broader and more attractive range of products, tailor-made solutions and services for households, enterprises and SMEs and a multi-channel platform with complementary distribution networks;

Employees: opportunities for professional growth in an environment with a strong capacity to retain, attract and develop professional talent;

Italian economy and community: strong value for the country system by helping to increase its competitiveness. An engine for the development of projects and initiatives in the territories for the benefit of local economies, continuing to be a reference model in terms of sustainability.

Banca MPS aims to achieve significant profitability and maintain strong capital strength, also thanks to the contribution of expected industrial synergies and DTAs. In particular, it is expected: (i) pro-forma RoTE at about 14%, (ii) pro-forma CET 1 ratio at about 16%; (iii) Accelerated utilisation of DTAs and (iv) approximately EUR 700 mln of pre-tax synergies per year.

The transaction will make it possible to benefit from the value of Banca MPS’s DTAs by leveraging a higher consolidated tax base. The new Group will, in fact, be able to accelerate the utilisation of EUR 2.9 bn of DTA over the next six years, with EUR 0.5 bn per year and a significant capital benefit. In addition, the new Group will benefit from pre-tax synergies of approximately EUR 700 mln per year, of which approximately EUR 300 mln from revenue synergies, approximately EUR 300 mln from cost synergies and approximately EUR 100 mln from funding synergies. Revenue synergies will be realised by expanding the range of products and services and strengthening competencies in the different business areas (e.g. consumer credit, mortgages and asset gathering), together with increased penetration in key segments (e.g. SMEs). Cost synergies are expected to be achieved through measures to optimise central functions, to be related to IT expenditure and to occur through the reduction of administrative expenditure. Funding synergies will be realised through the improvement of the wholesale financing structure, also taking advantage of the commercial financing capabilities of Banca MPS. As part of the transaction, the Group expects integration costs of approximately EUR 600 mln before tax to be incurred in the first year of operation. Significant benefits are expected for the shareholders of both banks with the distribution of a sustainable and growing Dividend per Share (DPS) over the period:

•	double-digit increase in adjusted Earnings per Share (EPS);

•	organic generation of capital in excess of net profit, allowing a growing DPS with a pay-out ratio of up to 100% of net profit, while preserving a strong capital strength.

The Public Exchange Offer is expected to be completed by the third quarter of 2025.

On 13 February 2025, the Parent Company filed the Offer Document with Consob, which will be published upon completion of the preliminary investigation carried out by the Authority pursuant to Article 102, paragraph 4, of the Consolidated Law on Finance (TUF). On the same date, Banca MPS submitted the following to the competent authorities: (i) the petitions to obtain the authorisations required by the sector regulations in relation to the Offer pursuant to Article 102, paragraph 4 of the TUF and Article 37-ter, paragraph 1, letter b) of the Issuers’ Regulations, and (ii) the notifications/communiques on antitrust and golden power matters.

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Human Resources

Consistent with the objectives and time lines of the Business Plan, in 2024, the main features of the HR measures concerned: activation of career paths and definition of key roles with a focus on the sales network; multidimensional training model oriented towards risk-based logic with a training plan entirely financed by industry funds; human capital development plans consistent with the company’s strategic objectives; consolidation of the corporate welfare system; enhancement of inclusion with a plan on Diversity & Inclusion. In addition, with the achievement of Group targets and after the approval of the previous year’s financial statements, the year 2024 was characterised by the disbursement of the company bonus - defined by a trade union agreement that also provided for its disbursement in “welfare” - and incentive systems. The latter represent a strategic lever for the enhancement of human capital, ensure sustainable development in the ESG (Environmental, Social and Governance) through the adoption of incentive parameters correlated to the achievement of the Group’s strategic guidelines on these issues, they ensure alignment between the management and the interests of shareholders and investors in view of the challenging objectives to be achieved.

KPI as at 31 12 2024

		Operational location (%)		Professional/occupational level (%)			Other indicators
							Training	Female	Female
		Head	Italy	Executive	Middle		per capita	staff	executives
Indicators	Headcount	Offices*	Network**	managers	Managers	Professionals	(hours)***	(%)	(%)
31/12/24	16,727	32.4	67.6	0.9	37	62.1	41	53.6	20.4
31/12/23	16,737	31.9	68.1	1	36.4	62.6	44	53.6	19.5

*	Head Office, local control units of Banca MPS and other companies, of which 1,616 resources based in Siena
**	Branches and Specialist Centres of Banca MPS.

***	For 2024, in addition to Banca MPS, Widiba and MPS Fiduciaria, it includes MPS Tenimenti and Magazzini Generali Fiduciari di Mantova.

Headcount changes

As at 31 December 2024, the Group had a total of 16,727 active employees, down 10 units compared to 31 December 2023. The dynamics are mainly attributable to:

•	243 new hires, mainly young employees taken on mainly to strengthen the sales network;

•	256 terminations, of which 131 due to resignations.

The distribution at year-end 2024 of the workforce stood at 67.6% in front-office units (Branches and Specialised Centres) and 32.4% for Head Office units and Regional Departments.

Personnel management initiatives

The personnel management policies support and consolidate the reorganisation projects, in line with the objectives of the new Business Plan, through mobility plans (professional and regional) with a view to development opportunities for employees and according to logics of transparency, participation and inclusion.

More specifically, the corporate programme of people development (MPS Sviluppa) is designed to meet different corporate needs in terms of professional requirements and responds to the aim of increasing the skills, professional capabilities, motivation and engagement of individuals. The programme is guided by the principles of equal opportunities and accessibility of training and development activities, consistent with the provisions of the Code of Ethics and the document “Rules on Inclusion”.

In 2024, staff development initiatives were consolidated and evolved to also accompany the transition phase between the Group’s 2022-2026 Business Plan and the Group’s 2024-2028 Business Plan” emphasising the latter’s “human component”. To this end, the professional and managerial development initiatives and tools were partly redesigned and enriched, with the intention of giving the programme further coherence and increasing the coverage of the company’s population with a view to the entire Business Plan.

2024 ANNUAL REPORT - Consolidated Report on operations

Key measures implemented as part of MPS Sviluppa included:

•	vertical career paths towards the role of branch manager;

•	managerial continuity plans to ensure succession in the event of vacancies in the main network and central structures by enhancing internal professionalism;

•	soft skills development programmes, implemented through coaching, skills mapping through assessment and 270° feedback questionnaires and behavioural training;

•	continuation of reskilling paths, with particular reference to the retraining of people for commercial roles;

•	launch of the “Academy of Talents”, a programme aimed at identifying, retaining and managing human resources with high continuous performance, who show elements of potential development in a managerial key, useful to cover roles of responsibility and/or greater complexity in the medium term;

•	activation of managerial development paths dedicated to female staff (“Women’s Leadership” programme).

To better support the achievement of the Business Plan objectives, the new version of the evaluation system was released during 2024. The review, while maintaining elements of continuity with the previous system, will broaden the overall view of the person being evaluated, with the integration into the evaluation factors of role-specific activities and behaviours consistent with the Group’s soft skills model that stems from the corporate Code of Ethics. The process will also support the professional development of resources to be “leveraged” through horizontal or vertical development indications proposed by the line manager and confirmed by the management and business system.

Welfare plays a central role in Level II Contract Negotiations, for which the discussions on renewal are ongoing. For the most important institutions, it has also been extended to the human resources participating in the sector’s solidarity fund and for the entire period of their permanence therein. Thanks also to the constant dialogue within the context of the relevant Joint Committee, welfare has consolidated its structure in a complex of constantly evolving contractual institutions, differentiated according to the requirements - traditional and new - of employees in the area of:

•	supplementary pensions, in particular company pension funds that can also be extended to dependants, and insurance cover in the event of premature death and permanent disability; in 2024, a major agreement was signed - effective January 2025 - regarding the increase in the size of the employee contribution payable by the Bank (from 2.5% to 3%);

•	income support, with reference to hiring the family member of a deceased employee, meal vouchers, with an increase in daily value already from December, subsidised conditions on loans, contribution to the Mutual Insurance Fund (an “institutional” point of reference for employees) for the supplementary economic intervention plan;

•	health, with regard to sickness and accident insurance cover, with increased coverage in a preventive logic;

•	internal solidarity, with reference to MPSolidale, a fund financed by donations of hours and days by employees to meet serious and proven personal and family needs, with priority given to childcare;

•	new wellbeing and culture and leisure programmes, assessed on a case-by-case basis according to needs, such as access to sports programmes, a foreign language study programme and a corporate digital library offering ebook lending;

•	two new parenting initiatives aimed at supporting parents in raising their children, in particular: a pathway consisting of regular webinars on topical issues such as bullying, eating disorders and diversity education; customised study paths dedicated to children with specific learning disorders or special educational needs;

•	work-life balance, with a particular emphasis on the Group’s ongoing efforts to increase work flexibility, such as agile working, driven by an evolving approach.

Initiatives and activities in the Diversity & Inclusion area continued in 2024, in line with the path of leveraging diversity, recognised as a strategic driver for the development and dissemination of an inclusive corporate culture. Following the obtaining of the Gender Equality Certification, the Gender Equality Management System was overseen, in accordance with the UNI/PdR 125:2022 Reference Practice, with a specific focus on: communication plan, training plan, internal audit system, non-compliance management and management of a Gender Equality Strategic Plan, approved by a special Steering Committee and updated periodically.

An inclusive culture is valued by the Group, it develops flexibility and innovative skills, increases the motivation of people in the company and interest in new generations, with a consequent positive impact for the business. These principles - in line with the additions to the Code of Ethics and specified in the document “Rules on Inclusion” - are communicated to all stakeholders in the “Gender Equality Policy”; The document in which the Group notifies all stakeholders of their commitments in terms of valuing diversity, inclusion, equity and parity that the Company aims to pursue in all phases of the professional life of each person, in terms of organisational and operational aspects, internal and

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external communication and their relationship with the local area. Consistent with what was stated therein - including “zero tolerance” of violence and harassment in the workplace - a process for handling reports of inappropriate behaviour, defined in the document “Rules on preventing and combating gender-based harassment in the workplace”, was developed. The shortened version of the document has been published on the Group’s website, available to all stakeholders.

In order to disseminate the principles of the “Inclusion Rules” document and the “Gender Equality Policy”, further editions of “Management Plurale”, the training workshop aimed at all managers, were carried out; On gender-specific topics, “Growth Together” was held, a development of the earlier “Women Leadership Programme”, a course aimed at women in leadership roles; the collaboration with “Valore D” continued with the participation in inter-company training courses. The Parent Company was also confirmed as a supporter of the project “D&I in Finance”, aimed at consolidating the actions undertaken by the banking and financial industry and other business entities in favour of inclusion, equity and valuing diversity. The issue of Diverse Abilities was addressed with dedicated analyses by continuing participation in the Disability Lab (an inter-company workshop set up as a natural continuation of the “Disability and Work” research project in collaboration with Fondazione Istud) and by means of info-training meetings involving, on the basis of self-nominations, the entire company population. At the end of the meetings, a Manifesto was drawn up and published on the company intranet, summarising the commitments that the Parent Company intends to pursue in this area. In line with the Manifesto, training courses were implemented for managers. The activities are subject to continuous discussion within the Equal Opportunities Commission.

The initiatives of MPS Orienta, the programme that encompasses the activities that the Parent Company devotes to career guidance, the development of soft skills, financial education and, in general, relations with schools and universities. The aim of the programme is to promote employer branding, strengthen the link between education and the world of work, support the country’s economic and social development, contribute to sustainable growth strategies and strengthen relations with customers and the area in which the Group operates. The main initiatives are aimed at:

•	developing collaborations with universities and graduate schools; This includes the activation of internships (curricular and non-curricular), co-teaching and targeted cooperation activities, participation in career guidance events, and the preparation of degree theses in the company;

•	promoting training, guidance and financial education projects with primary and secondary schools;

•	designing and implementing financial education and career guidance activities to be promoted both internally and externally, through workshops dedicated to specific target audiences.

The management plans were based on the objectives dictated by the Business Plan, in particular:

•	the closure of 50 branches, which took place in January, implemented with a strong focus on maintaining and enhancing the skills and professionalism of colleagues, with a view to facilitating the mobility of human resources in accordance with the company’s needs, preceded by a discussion with the trade unions. The exercise also included the activation of training courses for resources affected by a change of role;

•	the revision of the organisational structure of the General Management, with particular reference to the creation of the role of Deputy Commercial General Manager and Stand-in with the displacement of some structures reporting directly to him, together with the strengthening of the wealth management sector in the first four months of the year, and the strengthening of the sectors related to the support of the Italian Agrifood sector and the DOP Economy in the second four months;

•	the evolution of the “Small Business” and “Valore” service models, which took place in April, which changed the organisational structure of the business world and the “Small Business” service model, as well as the organisational structure of the branches and the “Valore” service model, and allowed for the development of skills, including relational and managerial skills, in both areas, as well as opportunities for professional growth to cover the new roles. The exercise was accompanied by a management plan for the full leveraging of in-house professionalism, with targeted training programmes to adapt skills to the new profiles and to support entry into new roles, including through retraining paths in the event of role changes;

•	the coverage of network activities, also in the planned reinforcement of commercial roles, was ensured by upgrading processes;

•	the control functions, subject to particular attention, carrying on from 2023, worked on the continuation of the specific reintegration plan.

The ordinary activities of human capital management and the various projects continue to maintain the objective of pursuing the best allocation of resources and maximising engagement, accompanying execution with the use of all internal communication channels as well as with a programme of individual interviews to discuss the main drivers and expected benefits.

2024 ANNUAL REPORT - Consolidated Report on operations

Internal communication supports the sharing of Group strategies in line with the 2024-2028 Business Plan, protects the corporate identity and disseminates its values. The corporate functions share with internal communication the information and involvement needs of colleagues in order to translate them into editorial plans based on the integrated use of internal channels in connection with recurring or extraordinary activities.

In the course of 2024, specific multi-channel communication plans were implemented to spread awareness of key cross-cutting issues:

•	measures and rules for the operation of the reward and professional development system to foster a unified and consistent narrative and the sharing of a “healthy” merit-based culture

•	awareness-raising on ESG topics, environmental sustainability and social equity. In particular, the results of the Survey on Equal Opportunities and Harassment in the Workplace were returned during the year

•	risk culture with regular outings throughout the year and the organisation of an in-person meeting in the presence of the Top management.

The year 2024 was characterised by the evolution of the training platform (MPS Academy) with the integration of analysis tools (“Skill gap analysis” questionnaires) that consolidate the application of the 3D Approach training framework. These tools, combined with the use of training courses, allow for tailor-made training programmes, i.e. customisation of enrolments in the courses by role with the same total duration.

In 2024, approximately 690,000 hours of training were provided at the MPS Group level, or 41 hours per capita. The training activity covered about 99% of the personnel and is continuously followed-up jointly with the trade unions, including within the Joint Training Body.

In order to promote the spread of risk culture and to highlight the value created by training initiatives in terms of covering processes and monitoring business risks, a single training framework has been implemented for some years enabling each training activity to be associated with one or more business processes/risks from the design phase. This framework ensures “tailor-made” training in high-risk areas (e.g. Credit, Anti-Money Laundering and financial crimes, Customer Protection and Transparency, Data Governance and Cyber Security) conducted following a Risk Assessment and Skills Gap Analysis exercise that determines the exposure to risk (known as the “risk rating”) for each company role and the consequent specific training requirement, directing training on the areas at greatest risk and on the most exposed company profiles and which therefore require greater knowledge. In addition, by value enhancing the potential of the 3D model and continuing its development, a new training system was finalised on the 231/01 model, which strengthens awareness and control of risk. In continuity with what had already been started in previous years, the multimedia training on risk culture, dedicated to all staff, continued in 2024, through a series of courses with monthly publications on different topics relating to different fields of risk: from ESG sustainability to operational risks, anti-money laundering and privacy issues.

Lastly, for programmes directed to key and strategic roles, a Board Induction event was held for all members of the BoD and the Board of Statutory Auditors on the topic of Cybersecurity.

Finally, Health and Safety training was intensified by focusing on the provision of specific courses for emergency workers, supervisors and managers, workers’ representative for health and safety (Rappresentante dei Lavoratori per Sicurezza, RLS), trade union representation (Rappresentanza Sindacale Aziendale, RSA), achieving almost total training coverage.

With reference to remuneration policies, it should be noted that they promote sustainable performance, the achievement of short- and long-term strategic objectives and employee loyalty, enhancing merit, skills and professional growth. The definition of gender-neutral remuneration structures reflects these orientations and is carried out in correlation with applicable market practices by using the weighting of company positions, which allows for a continuous and more accurate assessment of both internal equity, through verification of the consistency of the remuneration packages of resources at the same classification level, and external competitiveness, through comparison with the market.

Remuneration and incentive policies also represent an important managerial lever to guide management and staff towards inclusive and widespread leadership, as well as a strategic lever in pursuing the goal of achieving sustainable value, by appropriately balancing and sizing the variable component of remuneration with respect to the fixed component and ensuring that the variable part of remuneration is connected, among other things, to performance parameters tied to ESG objectives.

The Group’s remuneration and incentive policies are described every year in the “Report on the remuneration policy and on compensation paid”, prepared under Article 123-ter of the Consolidated Law on Finance (TUF) and subject to approval by the Shareholders’ Meeting.

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2024-2028 Group Business Plan

During the previous year, Banca MPS achieved, ahead of schedule, the Group’s key economic and financial performance indicators defined in the 2022-2026 Strategic Plan, launching a series of initiatives that laid the foundations for further improvements in performance over time. In light of the results already achieved and the evolving macroeconomic environment, it was deemed appropriate to develop the new 2024-2028 Strategic Plan.

On 5 August 2024, the Board of Directors of the Parent Company approved a new Business Plan for the period 2024-2028, “A Clear and Simple Commercial Bank Revolving Around Customers, Combining Technology With Human Touch”, which targets a Bank capable of successfully satisfying evolving customer demands through a process of corporate and technological innovation supported by a broad investment plan, fully leveraging talent, further improving business sustainability, strengthening financial statements and focusing on the distribution and creation of value for all stakeholders. The Plan is structured on five key pillars:

1.	Evolution of the fee-based product and service proposition through multiple levers including:

-	development and enrichment of the Wealth Management offering, introducing highly customised advisory services to proactively address the most evolved customer needs;

-	profound innovation of the insurance protection offering, developing holistic and modular solutions to provide increasingly comprehensive coverage to the customer also through the redefinition of the insurance offering on digital channels;

-	strengthening of the Widiba platform, thanks to the expansion of the financial advisor network in the territorial areas of highest strategic priority, the development of the technological platform also thanks to the innovation of CRM systems, and the enrichment of the product range to support the trend of converting customer assets into managed products;

-	strengthening of the fee-based product offering for business customers.

2.	New service models for high added value activities, to be realised through:

-	introduction of a new “Upper Affluent” client segment, in order to significantly improve the customer experience and raise the level of advice offered, through the allocation of fully dedicated Relationship Managers together with the launch of several targeted initiatives;

-	activation of a new “Wealth Management Centre & Advisory” to improve risk and portfolio analysis in order to develop tailor-made investment solutions;

-	evolution of the omnichannel proposition, further enhancing digital channels to become the main, simpler and more intuitive tool for carrying out daily banking transactions while at the same time better conveying proactive offers, while dedicating the branch network deployed throughout the country to higher value-added activities serving the more complex needs of customers.

3.	Strengthening the offering of financing products for households and developing new verticals for small and medium-sized enterprises, through:

-	development and innovation of the commercial proposition of financing solutions for households, with a focus on mortgages, leveraging digitalised disbursement processes to reduce ‘time-to-decision’, accurate profiling and improved customer experience;

-	growth in consumer credit, capturing the strong penetration potential of the Bank’s customer base, leveraging an innovative commercial proposition tailored to customer needs;

-	launch of a unit dedicated to specialised verticals for SMEs, such as Agribusiness and the transition to renewable energy sources;

-	strengthening of the guaranteed and subsidised finance proposition, thanks to the complete digitalisation of the platform and the support provided by the National Recovery and Resilience Plan (NRP);

-	overall improvement of the product offering to meet the various needs of corporate customers.

4.	Renewal and optimisation of the platform, through:

-	continued pursuit of a strong discipline to manage and contain general and administrative expenses, optimising the overall “cost-to-serve” of banking activities through digitalisation and innovation;

-	activation of a new central unit dedicated to “project governance” for the definition of strategic investments and constant control over the timing and quality of execution;

2024 ANNUAL REPORT - Consolidated Report on operations

-	strengthening the IT infrastructure, maximising speed and computational power, enhancing security systems across all the Bank’s facilities;

-	careful recruitment strategy aimed at talented young professionals, combined with the redeployment of the Bank’s high-potential professionals in areas of higher added value, following intensive training, together with the natural generational turnover of resources.

5.	“Zero-based” approach to risk through the strengthening of underwriting processes, in line with the new lending priorities, improving monitoring and alert systems and accelerating debt collection through new strategies for assessing, classifying and collecting credit exposures. These initiatives will be enabled and accelerated by the use of digital advances, including algorithmic capabilities for consumer credit origination, artificial intelligence-enabled scoring systems, advanced analytics for early management workflows, and technological innovation in the NPE platform.

Enabling factors: Technology

The implementation of the Plan’s distinctive initiatives will be made possible and accelerated by digitalisation and the adoption of new technologies, according to the following key proposals:

•	evolution of the digital channels offers, including the “Digital Branch” and the “Modular Platform for Businesses”, allowing a best-in-class experience and a highly advanced level of service, perfectly integrated with the various physical channels of the Bank. In particular, the Digital Branch will provide for the enabling of offering and signing of contracts through digital signatures, implementation of AI-driven conversational chatbots with information and dispositive functions, and the evolution of Customer Relationship Management systems to optimise customer contact. Similarly, the Modular Business Platform will provide a full range of digital dispositive functionalities to enable fully ‘self’ experiences also through new remote interaction channels (e.g. Chat and Videochat), as well as the use of innovative technologies (e.g. Advanced Analytics and Open Banking) to strengthen the commercial offering;

•	development of Advanced Analytics models in order to support a proactive and highly customised commercial offering, the enhancement of digital marketing activities, the identification of high-potential customers in terms of risk profile and propensity to purchase, especially in key areas such as Wealth Management (e.g. Athena), consumer finance and protection, and the recognition of cross-selling opportunities through multivariate analysis of customer characteristics;

•	implementation of fully digitalised end-to-end processes, including automated assessment systems, near-real-time monitoring of the progress of files and reduction of the “time to decision”;

•	development of an “algorithmic competence centre” for retail lending, exploiting advanced scoring systems through artificial intelligence and an innovative workflow management platform (also through Advanced Analytics) to implement the “zero-based” approach in risk management;

•	implementation of the “by design” security and performance approach, also by modernising the infrastructure and updating hardware/licences, in line with market best practices. New equipment equipped with state-of-the-art technologies to significantly increase computational capacity and enable higher volumes of activity, with licence updates to ensure the best performance levels and increase security in peripheral systems.

The comprehensive IT development plan is supported by investments of EUR 500 mln in the period 2024- 2028.

Enabling factors: Talented Human Resources

The plan for digitalisation and the widespread adoption of technological innovation, the foundation of the 2024-2028 Business Plan, will make it possible to create a virtuous circle that enhances the Bank’s human capital, which has always been at the heart of the BMPS development strategy.

In this context, a dedicated retraining programme will be launched that will enable more than 1,300 high-potential professionals to be trained for high value-added activities. At the heart of human capital development is the BMPS Academy, a key tool for strengthening employees’ skills through dedicated and intensive training programmes, providing tools to focus on high-priority areas, also in a digital logic and with a focus on spreading the culture of risk at all organisational levels, to ensure its effective control.

The Plan also envisages the recruitment of around 800 resources with distinct skills in high-priority areas such as IT and Advanced Analytics/GenAI.

Finally, the Bank will provide for the strengthening of incentive and compensation systems, closely linked to performance, by reinforcing merit recognition initiatives, with the aim of enhancing the attraction, identification and retention of talent.

The Plan will also make it possible for the Group to further accelerate the path towards a sustainable business model, the result of a long-standing commitment and the objective of achieving a distinctive position in the management of ESG issues, supporting customers in the imminent “green” transformation process and contributing to the creation of a society

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based on sustainability, equality and inclusion. For more information on strategies to strengthen the Group’s ESG positioning, please refer to the “Sustainability Reporting” section of this Report on Operations.

Key financial targets 2024-2028

As a result of the implementation of the Plan’s initiatives, pre-tax profit is expected to grow from EUR 1.3 bn in 2024, to EUR 1.42 bn in 2026 and EUR 1.657 bn in 2028. This expected result is a function of the following components:

•	Commercial revenues (net interest income from commercial activities and net commissions) are expected to decrease slightly between 2024 and 2026, by about EUR -14 mln, and to expand between 2024 and 2028, by about EUR 260 mln;

•	Cost/income ratio almost stable over the plan period, from 49% in 2024 to 51% in 2026 and 50% in 2028, due to the Plan’s cost-saving initiatives to mitigate the increase in the cost base resulting from inflation, renewal of the National Labour Contract and transformation costs;

•	Cost of risk decreasing significantly and steadily from 54 basis points in 2024, to 44 basis points in 2026 and 34 basis points in 2028, as a result of (i) the expected improvement in the recovery rate, also supported by the large loan base covered by government guarantees and the Bank’s strong track record, (ii) the resilience of the cure rate supported by the expected positive evolution of the forborne loan portfolio (for which recovery and restructuring initiatives have already been proactively activated) and by initiatives for analysis, classification and collection, (iii) the expected improvement in the default rate, thanks to actions to recompose the mix of loans and the expected macroeconomic evolution, and (v) the proactive management of the non performing loan portfolio, including through disposal transactions;

•	Systemic charges, extraordinary restructuring costs and other non-recurring costs planned to be reduced over the plan period;

•	The CET1 Ratio is expected to remain above 18% over the Plan period.

•••

In terms of economic targets, the 2024 result is above the Plan targets due, in particular, to higher revenues and lower operating expenses. On the credit front, the objectives of both ordinary destocking and restoration to performing status, in addition to the contributions from disposal operations (finalised in the latter part of the year), allowed the Gross NPE ratio to be contained at Plan levels (despite the uncertain macroeconomic context due also to geopolitical tensions) with a cost level slightly below Plan expectations. In relation to legal risks, 2024 shows an overall low level of provisions. As a result of the economic trends described above, the profitability indicators (Cost income, ROE, ROTE) were all better than the Plan forecast. The Group also achieved a CET1 ratio of 18.2% (fully loaded) as at 31 December 2024, above the Plan and among the best levels in the banking system. The strengthening of Banca MPS’s performance and its capital level, together with the improvement in asset quality and new access to the debt market, led rating agencies to upgrade the Bank’s rating.

2024 ANNUAL REPORT - Consolidated Report on operations

Commercial strategy

Sales strategies in 2024, in continuity with the process already started, directed the business towards core areas to relaunch the Group’s economic performance, confirming customer support, and towards a more sustainable development model. Below are the main strategic initiatives for Retail and Corporate service models.

Retail: The Parent Company focuses its activities on four business areas to serve private customers and Small Businesses (in Italian “Piccoli Operatori Economici” or POEs), innovating its range of products and services: consumer credit, mortgages, managed savings and bancassurance.

•	With regard to consumer credit, Banca MPS intends to develop in-house skills and Advanced Analytics modelling, leveraging the information assets and experience acquired in recent years to identify low-risk customers who are inclined to purchase this service, aligning the level of product penetration to the Italian market average; also identifying cross-selling opportunities with mortgage offers for home purchase or renovation;

•	with regard to mortgages, the new objective risk assessment models will allow the Bank to innovate its service model, providing customers with timely responses and enabling the introduction of “MPS Vouchers” to support customers in their search for a home with greater peace of mind. The bank will also increase its commercial focus on green mortgages;

•	in asset management, the bank intends to leverage the newly established unit with wealth management skills to provide an increasingly personalised service to customers. It is planned to develop a new advanced advisory service in the areas of finance, real estate, insurance and generational transition by leveraging the Athena platform;

•	with regard to bancassurance, the Bank intends to implement a profound innovation of the non-life offering, through the creation of a new single and modular insurance contract that will include all non-life covers offered by AXA and the redesigning of the insurance product offer on digital channels with limited premiums and the possibility of purchase in a few clicks.

Corporate: MPS intends to focus the development of the corporate segment on two priority sectors (agribusiness and green transition) and on a selected range of products: subsidised and secured finance, factoring and fee-based services.

•	With regard to agribusiness and green transition initiatives, the Parent Company intends to specialise in serving companies in the agricultural and agro-industrial supply chains, as well as in supporting companies (especially small businesses) to capture the opportunities of the green transition, by accessing the investments envisaged at the European level (e.g., NRRP) for the development of renewable energy communities, agriPV, self-production and Transition 5.0. To achieve this objective, the Bank will innovate its range of offerings by introducing specialised credit products, strengthening the focus on secured loans (e.g. plant loans) and protection products;

•	in the subsidised and secured finance sector, the Parent Company aims to develop a digital platform to exploit the opportunities offered by the NRRP. In particular, in guaranteed loans that enable continuous coordination with the main central institutions (e.g., MCC, SACE) in order to monitor new opportunities for the provision of guaranteed loans and accelerate the process of application and settlement of guarantees thanks to a digital channel for transmitting applications;

•	With regard to Factoring, the Bank is pursuing the growth of product penetration to SME customers by strengthening the commercial focus, enhancing cooperation between managers and product specialists, enhancing the new platform to streamline the credit assessment process and introducing pre-scoring mechanisms;

•	Finally, the Parent Company intends to put in place an ad hoc focus on fee-based services, developing a range of protection insurance products for small entrepreneurs and companies and increasing M&A, debt advisory and capital market services in the mid-corporate segment.

For more information on the initiatives implemented by both service models during the year, please refer to the section “Results by Operating Segment” included in this Report on Operations.

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Funding strategy

The 2024-2028 Group Liquidity and Funding Plan defines the guidelines for management of the Group’s liquidity and funding over a long-term horizon, to support the development and objectives outlined in the Plan. For each of the forward-looking maturities, starting from the business plan and the developments expected from the imbalance created, it outlines the methods for obtaining cash and the counterbalancing capacity necessary for the processes to function in the short term, at the same time guaranteeing structural balance in the funding profile and medium/long-term business development. The maturity profile over the 2024-2028 time horizon is mainly represented by ECB auctions, which, as at 31 December 2024, amounted to EUR 8.5 bn (EUR 9 bn as at 30 September 2024, EUR 12 bn as at 30 June 2024 and EUR 13 bn as at 31 December 2023) consisting of LTRO auctions of EUR 5 bn and MRO auctions of EUR 3.5 bn. In the period 2024-2028, the other maturities are represented by institutional bonds, totalling approximately EUR 5.8 bn to be repaid, of which:

•	EUR 1.8 bn in 2025 (EUR 1 bn in covered bonds and EUR 0.75 bn in senior unsecured bonds);

•	EUR 2.8 bn in 2026 (EUR 1.1 bn in covered bonds and EUR 1.65 bn in senior unsecured bonds);

•	EUR 0.5 bn in 2027 (EUR 0.5 bn in senior unsecured bonds) and, lastly, around;

•	EUR 0.8 bn in 2028 (EUR 0.75 bn in Tier 2 subordinated bonds).

In January 2025, the call of the Tier2 subordinated bond with a nominal value of EUR 0.4 bn issued in January 2020, with original maturity 2030, was exercised. In March 2025, the call of the senior unsecured bond with a nominal value of EUR 0.75 bn issued in February 2023, with original maturity in 2026, was also exercised. The call of an additional subordinated Tier2 bond issued in September 2020, with original maturity also set in 2030, and nominal value of EUR 0.3 bn, may also be exercised during the year. In 2026, the call of a senior unsecured bond of EUR 0.5 bn (final maturity in 2027) may be exercised and in 2028, the call of a senior unsecured bond of EUR 0.5 bn (final maturity is in 2029) may be exercised. Considering the call of the bonds with original maturities in 2029 and 2030, which will take place according to the cost effectiveness in terms of spread/replacement rate, the liquidity/capital position and in any case subject to prior authorisations from the competent Supervisory Authorities (SRB/ECB), the total institutional bonds maturing over the Plan horizon (starting from the last quarter of 2024) amount to a total of approximately EUR 7 bn, including the call already exercised in January 2025.

In relation to bond issue activities, four placements were made in the course of 2024 for a total of EUR 2.75 bn. Specifically, the Parent Company issued: (i) in March 2024, a senior preferred bond of EUR 0.5 bn, maturing in March 2029, callable in March 2028 and bearing a coupon of 4.75%; (ii) in April 2024, a covered bond of EUR 0.75 bn with a maturity of April 2029 and a coupon of 3.5%; (iii) in July, the first social European covered bond with a 6-year maturity, for EUR 0.75 bn and a coupon of 3.375%; (iv) and in November, a senior preferred bond of EUR 0.75 bn, maturing in November 2030, callable in November 2029 and with a coupon of 3.652%.

Against the scheduled maturities, the Group’s funding strategies aim to maintain liquidity indicators at adequate levels, broadly above regulatory limits, as well as guarantee - as concerns public bond issue plans in particular - the satisfaction of liquidity ratio and MREL requirements. The 2024-2028 Group Liquidity and Funding Plan will in any case require annual implementation, as appropriate, which will illustrate in greater detail the actual actions to be taken during the reference year and the authorisations to the operating structures for their implementation.

Commitments related to the State Aid received in 2017

On 3 October 2022, the European Commission published a review of the commitments already set forth in the previous 2017-2021 Restructuring Plan, updating them as follows:

1.	prohibition on acquisition: the Bank may not acquire either companies or business units, without prejudice to certain possible exceptions for selected cases. With regard to possible exceptions, it should be noted that the Bank may carry out acquisitions: (i) in exceptional circumstances, with the approval of the Commission, if necessary to re-establish financial stability or ensure competition, as well as (ii) if the purchase price of the individual transaction and on a cumulative basis during the period is below certain defined thresholds;

2.	prohibition against distribution of dividends: the Bank cannot distribute dividends, unless both the CET 1 ratio and the Total Capital Ratio are above the SREP guidance provided by the ECB by at least [50-100] basis points, provided that no prohibitions established by the ECB or the SRB are in place against the distribution of dividends;

3.	prohibition on advertising: the Bank cannot make use of the State aid measures or the State’s equity investment in its share capital to promote the bank’s products or its market positioning;

4.	sustainable trade policy and prohibition of aggressive pricing policies: BMPS will not have to implement aggressive business strategies that would not be implemented in the absence of state support;

2024 ANNUAL REPORT - Consolidated Report on operations

5.	remuneration of the Bank’s employees and managers: the Parent Company will need to apply strict Executive managers remuneration policies, and the remuneration of any employee cannot exceed 10 times the average remuneration of the Bank’s employees. Without prejudice to what is set forth above, the Bank may be exempted from this requirement for a limited number of managers of key functions provided that the commitment pursuant to no. 12 below concerning the State equity investment is met and the additional remuneration is variable and aligned with the EBA Guidelines, on the basis of Directive 2013/36/EU;

6.	number of branches: the number of Bank branches may not exceed [1350-1370] by the end of 2022, [1300-1350] by the end of 2023 and 1,258 by the end of 2024;

7.	number of employees: the number of Bank employees may not exceed [20,000-21,100] by the end of 2022, [18,000-20,000] by the end of 2023 and 17,634 by the end of 2024;

8.	Cost/Income ratio: the cost-income ratio of the Bank shall not exceed the higher of the average cost-income ratio reported from time to time by the EBA for the significant Italian credit institutions included in the Risk Dashboard sample and the following targets: [70-80]% in the year 2022 (with a tolerance margin of [200-250] basis points), [60-70]% in the year 2023 (with a tolerance margin of [150-200] basis points) and 60% in the year 2024 (with a tolerance margin of [100-150] basis points);

9.	Operating costs: operating costs (personnel expenses, other administrative expenses, depreciation and amortisation) may not exceed, with a tolerance margin of [0-5] percentage points, EUR [2,000-2,500] mln in 2022, EUR [1,500-2,000] mln in 2023 and EUR 1,872 mln in 2024;

10.	Total asset target: the Bank’s total assets should not exceed EUR [140-150] bn;

11.	Loan to deposit ratio: the ratio between the bank’s net loans and deposits should not exceed 87% by the end of 2024, with a tolerance margin of [200-250] basis points;

12.	Disposal of the State’s shareholding: the Italian Republic should transfer its equity investment in the Bank by a defined date and must make all reasonable efforts to transfer its equity investment before that deadline. Furthermore, the State will need to sell the shares acquired in the context of the 2017 precautionary recapitalisation. If the State’s equity investment is transferred by means of a merger, only commitments no. 6, 15 and 22 will remain in force until a predefined date. In all other cases of disposal of the State equity investment, the following commitments will remain in force until a predefined date: nos. 2, 3, 4, 6, 7, 8, 13, 14, 15, 16, 17, 18, 20, 21 and 22;

13.	Price of deposits: BMPS will need to continue to price deposits for which agreements have been entered into or renewed after the date of adoption of the Commission’s decision so as to maintain the rate in line with that of the Italian banking industry average, as reported by the Bank of Italy, with a tolerance margin of [0-10] basis points. Furthermore, the Bank will need to continue to price its credit products provided after the date of the decision at a level no lower than the market average for products with similar characteristics;

14.	MP Banque: the Bank will have to continue the asset resolution process on the basis of a defined timeline, within which the Bank’s total assets will have to be reduced by [75-85]% compared to the size of its total assets as at 31 December 2017, when they were EUR 1,231 mln. In addition, MP Banque will not be allowed to carry out activities that are not necessary for the resolution process of existing or new assets;

15.	Leasing portfolio: the Group will need to continue to reduce the leasing portfolio, which must result in a reduction in assets of EUR [0-5] bn compared to 31 December 2021 equal to EUR 3.341 bn;

16.	Non-performing loans: the Group should not exceed the higher between a gross NPL ratio of 4%, with a tolerance margin of [25-75] basis points, and the average NPL ratio reported over time by the EBA for significant Italian credit institutions included in the Risk Dashboard sample;

17.	Real estate disposals: the Group will need to dispose of real estate for an amount of EUR 100 mln within a predefined period;

18.	Disposal of non-strategic equity investments: the Parent Company will need to dispose of its equity investments in Visa, Bancomat, Veneto Sviluppo, MPS Tenimenti Poggio Bonelli e Chigi Saracini S.p.A. and Immobiliare Novoli S.p.A. by 31 December 2024 or, alternatively, must dispose of its equity investment in the Bank of Italy;

19.	Closure of foreign branches: the Parent Company is to close the Shanghai branch by the end of 2024;

20.	Separate management of the Italian Republic’s participation in publicly-owned banks: Separate management of the equity investment of the Italian Republic in banks under public ownership: the Italian Republic undertakes to guarantee that every bank owned by the State will remain a separate economic unit with independent decision-making powers pursuant to EC Regulation 139/2004 on the control of concentrations between undertakings and the Commission Consolidated Jurisdictional Notice under the aforementioned Regulation (EC) No. 139/2004. In particular, the Italian

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Republic undertakes that: (i) all confidential, commercially sensitive or personal information provided to government bodies will be treated accordingly and will not be passed on to other banks and companies in which the Italian Republic has an interest; (ii) Italy will manage and maintain its participation in the Bank separately from the management of its participation in any other investee bank; (iii) the exercise of any rights held by Italy and the management of Italy’s shareholdings in any bank will take place on a commercial basis and will not significantly prevent, restrict, distort or reduce effective competition. Any disposal of Italy’s equity investment must be carried out within a transparent, public and competitive process;

21.	Confirmation of certain 2017 commitments: the Bank should not violate any commitment adopted and will continue to respect internal policies and behaviours that it has adopted in order to meet commitments 12 (a)-(j), 13 and 22 of Commission decision C(2017)4690;

22.	Monitoring trustee: full respect for the commitments will be monitored by a Monitoring Trustee independent of the Italian Republic that has no conflicts of interest.

In March and November 2024, the MEF finalised, in two separate transactions, the sale of its 27.5% stake in the share capital of Banca MPS and, therefore, at the reporting date of these financial statements, the MEF’s stake in Banca MPS stood at approximately 11.7% of the share capital, with the fulfilment of commitment #12.

Therefore, as foreseen in commitment #12 and as officially communicated by the European Commission itself, commitments #1 (Ban on Acquisition), #5 (Remuneration of Bank employees and managers), #9 (Operating costs), #10 (Total assets target), #11(Loan to deposit ratio) and #19 (Closure of foreign branches) ceased as a consequence of the above-mentioned divestment.

As at 31 December 2024, the Parent Company was substantially in compliance with its commitments.

In the course of 2025, the formal closure of the commitments by the European Commission is expected, following the release of the Monitoring Trustee’s report based on financial data for the last quarter of 2024.

2024 ANNUAL REPORT - Consolidated Report on operations

Income statement and balance sheet reclassification principles

The balance sheet and income statement are shown below in reclassified form according to management criteria in order to provide an indication of the Group’s general performance based on economic and financial information that can be quickly and easily determined.

A disclosure is provided below on the aggregations and main reclassifications systematically performed with respect to the financial statements established by Circular no. 262/05. The breakdown of these aggregations and reclassifications are provided, with separate statements, in the annexes to this file, also in compliance with the requirements of Consob Communication no. 6064293 of 28 July 2006.

Note that from 30 June 2024, given the negotiations in progress with a potential buyer, the subsidiary Monte Paschi Banque S.A. (hereinafter MP Banque) was classified as a discontinued operation and therefore measured at the expected sale price, lower than its net book value pursuant to IFRS 5. As at the date of this report, the MP Banque valuation according to the aforementioned standard resulted in the recognition of a EUR -36.4 mln impact (before tax) among restructuring costs. excluding this effect, the subsidiary contributed positively to the Group’s profit for approximately EUR 14.4 mln. Consequently, as at 31 December 2024, for continuity with the published comments and to facilitate understanding of the economic and financial trends for the quarters of the current year and corresponding comparative periods, costs and revenues as well as assets and liabilities referring to the consolidated contribution from the subsidiary MP Banque, though classified as a discontinued operation pursuant to IFRS 5, are included on a line-by-line basis in the individual income statement and balance sheet items.

Lastly, note that the balance sheet and income statement figures for the first and third quarters of 2024 and the corresponding comparative figures referring to the insurance associates AXA MPS Assicurazioni Danni S.p.A. and AXA MPS Assicurazioni Vita S.p.A., are estimated by them using proxies or simplified calculation models, given the greater onerous nature of the accounting calculations under IFRS 17 and IFRS 9.

Income statement data

•	The item “Net interest income” includes the balance of financial statement items 10 “Interest income and similar revenues” and 20 “Interest expense and similar charges”, and the portion relating to the subsidiary MP Banque equal to EUR 35.1 mln recognised in item 320 “Profit (loss) after tax from discontinued operations”.

•	The item “Net fee and commission income” includes the balance of financial statement Item 40 “Fee and commission income”, after deducting the cost of reimbursements to customers (EUR -1.3 mln), reported under “Other net provisions for risks and charges” and the balance of financial statement Item 50 “Fee and commission expense”. The aggregate also includes the portion relating to the subsidiary MP Banque equal to EUR 8.9 mln, recognised under item 320 “Profit (loss) after tax from discontinued operations”.

•	The item “Dividends, similar income and gains (losses) on investments” incorporates financial statement item 70 “Dividends and similar income” and the relevant portion of profits from investments in associates, equivalent to EUR 75.2 mln, included in financial statement item 250 “Gains (losses) on investments”. The aggregate is shown net of the dividends earned on equity securities other than equity investments (EUR +5.2 mln), reclassified in item “Net Profit from Trading, the Fair Value Measurement of Assets/Liabilities and Net Gains on Disposals/Repurchases”.

•	The item “Net profit (loss) from trading, the fair value measurement of assets/liabilities and Net gains (losses) on disposals/repurchases” includes the values of items 80 “Net profit (loss) from trading”, 100 “Gains/(losses) on disposal/ repurchase” after deducting the contribution of loans to customers (EUR +0.5 mln) and 110 “Net profit (loss) from financial assets and liabilities measured at fair value through profit or loss”, net of the contribution from loans to customers (EUR -1.3 mln) and securities deriving from sale/securitisation transactions of non-performing loans (EUR +0.5 mln) posted to the reclassified item “Cost of customer credit”. This aggregate also incorporates values relating to dividends received on equity securities other than equity investments (EUR +5.2 mln) and the portion relating to the subsidiary MP Banque for EUR +0.2 mln recognised under Item 320 “Profit (Loss) after tax from discontinued operations”.

•	The item “Net Profit from Hedging” includes Item 90 “Net Profit from Hedging”.

•	The item “Other operating income/expenses” includes the balance of Item 230 “Other operating expenses/income” net of:

-	recovery of indirect taxes and duties and other expenses, which are now under the reclassified item “Other administrative expenses” (EUR 222.1 mln);

-	recovery of training expenses, reclassified as decreases in “Personnel expenses” (EUR 1.4 mln) and “Other administrative expenses” (EUR 1.2 mln).

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•	The aggregate also includes the portion relating to the subsidiary MP Banque equal to EUR -0.9 mln, recognised under Item 320 “Profit (loss) after tax from discontinued operations”.

•	The item “Personnel expenses” includes the balance of financial statement item 190a “Personnel expenses” minus charges of EUR 25.9 mln, related to early retirements or access to the Solidarity Fund, and charges of EUR 1.2 mln related to closure of the Shanghai branch, both reclassified under “Restructuring costs/one-off charges”. The aggregate also includes the recovery of training costs (EUR 1.4 mln) recognised iin the financial statements under item 230 “Other operating expenses/income”, as well as the portion of the cost relating to the subsidiary MP Banque in the amount of EUR 9.7 mln, recognised under Item 320 “Profit (Loss) after tax from discontinued operations”.

•	The item “Other Administrative Expenses” includes the balance of item 190b “Other Administrative Expenses”, reduced by the following cost items:

-	charges, amounting to EUR 75.3 mln, introduced against banks under the Deposit Guarantee Systems (DGS), attributed to the reclassified item “Risks and charges associated to SRF, DGS and Similar Schemes”;

-	charges, amounting to EUR 2.2 mln, referring to the newly established Life Insurance Guarantee Fund under Law no. 213 of 30 December 2023;

-	DTA fee, convertible into tax credit, for an amount of EUR 61.3 mln (posted to the reclassified item “DTA Fee”);

-	charges, amounting to EUR 8.3 mln, referring to branch closures - including the Shanghai branch - and other project initiatives connected to the State Aid received in 2017, reclassified under item “Restructuring costs/one-off charges”.

•	The item also incorporates indirect taxes and other expenses recovered from customers (EUR 222.1 mln), and the recovery of expenses incurred for training (EUR 1.2 mln euros) recorded in the financial statements under item 230 “Other operating expenses/income” as well as the portion of the cost relating to the subsidiary MP Banque for EUR 13.7 mln, recognised under item 320 “Profit (loss) after tax from discontinued operations”.

•	The Item “Net value adjustments to property, plant and equipment and intangible assets” includes the values of the financial statement Items 210 “Net Value Adjustments/recoveries on Property, Plant and Equipment” and 220 “Net Value Adjustments/recoveries on Intangible Assets”. Adjustments of EUR -0.3 mln referring to the closure of branches were separated from the aggregate, recognised under the reclassified item “Restructuring Costs/One-off Charges”. Also included is the portion of impairment losses relating to the subsidiary MP Banque for EUR -2.3 mln, recognised under item 320 “Profit (loss) after tax from discontinued operations”.

•	The item “Cost of customer credit” includes the income statement components relating to loans to customers of items 100a “Gains/losses on disposal or repurchase of financial assets measured at amortised cost” (EUR +0.5 mln), 110b “Net profit (loss) on financial assets and liabilities mandatorily measured at fair value” (EUR -1.3 mln), 130a “Net impairment (losses)/reversals for credit risk on financial assets measured at amortised cost” (EUR -400.2 mln), 140 “Modification gains/losses without derecognition” (EUR -10.0 mln) and 200a “Net provisions for risks and charges - commitments and guarantees issued” (EUR +3.9 mln). The item also includes the income statement components relating to securities deriving from the transfer/securitisation of non-performing loans recognised in item 110b “Net result of other Financial assets mandatorily measured at fair value” (EUR +0.5 mln). The aggregate includes the portion of net adjustments (EUR -3.4 mln) and net provisions for risks and charges for commitments and guarantees given (EUR +0.5 mln) relating to the subsidiary MP Banque, recognised under item 320 “Profit (loss) after tax from discontinued operations”.

•	The item “Net Impairment(losses)/reversals on securities and bank loans” includes the portion relating to loans to banks (EUR -6.0 mln) in financial statement item 130a “Net impairment (losses)/reversals for credit risk of financial assets measured at amortised cost” and financial statement item 130b “Net impairment (losses)/reversals for credit risk of financial assets measured at fair value through other comprehensive income”.

•	The item “Other net provisions for risks and charges” includes the balance of financial statement item 200 “Net provisions for risks and charges”, reduced by component relative to loans to customers of item 200a “Net provisions for risks and charges - commitments and guarantees given” (EUR +3.9 mln), which was included in the specific item “Cost of customer credit”. The item also includes the cost for reimbursements to customers recognised as a reduction in “Fee and commission income” for EUR -1.3 mln, as well as the portion relating to the subsidiary MP Banque for EUR +0.5 mln, recognised under item 320 “Profit (loss) after tax from discontinued operations”.

•	The item “Other gains (losses) on equity investments” includes the balance of financial statement item 250 “Gains (losses) on equity investments”, cleared of EUR 75.2 mln as the portion of profit of the insurance associates, reclassified under “Dividends, similar income and gains (losses) on investments”.

2024 ANNUAL REPORT - Consolidated Report on operations

•	The item “Restructuring Costs/One-off Charges” includes the following amounts:

-	costs for EUR 25.9 mln relating to early retirements or access to the Solidarity Fund accounted for in financial statements item 190a “Personnel expenses”;

-	charges, amounting to EUR 9.8 mln, referring to branch closures - including the Shanghai branch - and other initiatives included in the Business Plan commitments received in 2017, recognised under items 190a “Personnel expenses” (EUR -1.2 mln), 190b “Other administrative expenses” (EUR --8.3 mln), 210 “Net value adjustments/recoveries on property, plant and equipment” (EUR -0.3 mln);

-	charges of EUR 36.4 mln relating to the expected loss from disposal of the subsidiary MP Banque included in item 320 “Profit (loss) after tax from discontinued operations”;

•	The item “Risks and charges associated with SRF, DGS and similar schemes” includes charges related to contributions to deposit guarantee schemes (EUR 75.3 mln) and the newly established Life Insurance Guarantee Fund (EUR 2.2 mln) under Law no. 213, of 30 December 2023, both recognised under item 190b “Other administrative expenses”.

•	The item “DTA fee” includes charges relating to the fee on DTAs that can be converted into a tax credit recognised under item 190b “Other administrative expenses”, for EUR 61.3 mln.

•	The item “Net Gains (Losses) on Property, Plant and Equipment and Intangible Assets Measured at Fair Value” includes the balance of financial statement item 260 “Net Gains (Losses) on Property, Plant and Equipment and Intangible Assets Measured at Fair Value”.

•	The item “Gains (losses) on disposal of investments” includes the balance of item 280 “Gains (losses) on disposal of investments” and the portion relating to the subsidiary MP Banque for EUR +1.0 mln recognised in item 320 “Profit (loss) after tax from discontinued operations”.

•	The item “Income tax for the year” includes the balance of item 300 “Income tax for the period from current operations” and the portion relating to the subsidiary’s MP Banque for EUR -2.0 mln recognised in item 320 “Profit (Loss) after tax from discontinued operations”.

•	The item “Profit (loss) after tax from discontinued operations” includes the balance of item 320 “Profit (loss) after tax from discontinued operations” which was written off. In detail, the amount of EUR -36.4 mln referring to the expected loss from sale of the subsidiary MP Banque was restated to “Restructuring costs/One-off costs” and the subsidiary’s profit for the period of EUR +14.4 mln was restated in the related individual income statement items.

•	The “Profit (loss) for the year” includes the balance of item 330 “Profit (loss) for the year”.

Balance sheet data

•	The asset item “Cash and cash equivalents” includes the portion relating to operations with central banks in item 10 “Cash and cash equivalents”, supplemented by the portion of the subsidiary MP Banque for EUR 780.5 mln, recognised in item 120 “Non-current assets held for sale and disposal groups”.

•	The asset item “Loans to central banks” includes the portion relating to operations with central banks from financial statement item 40 “Financial assets measured at amortised cost”. The aggregate also incorporates the portion referring to the subsidiary MP Banque, equal to EUR 4.7 mln and recognised under item 120 “Non-current assets held for sale and disposal groups”.

•	The asset item “Loans to banks” includes the portion relating to operations with banks of financial statement item 40 “Financial assets measured at amortised cost” and item 20 “Financial assets measured at fair value through profit or loss”. The aggregate also incorporates the portion referring to the subsidiary MP Banque, equal to EUR 0.8 mln and recognised under item 120 “Non-current assets held for sale and disposal groups”.

•	The asset item “Loans to Customers” includes the portion relating to loans to customers in item 20 “Financial assets measured at fair value through profit or loss”, item 40 “Financial assets measured at amortised cost”, including EUR 243.7 mln referring to the subsidiary MP Banque and recognised in item 120 “Non-current assets held for sale and disposal groups”.

•	The asset item “Securities assets” includes the portion relating to securities in item 20 “Financial Assets measured at fair value through profit or loss”, item 30 “Financial assets measured at fair value through other comprehensive income” and item 40 “Financial assets measured at amortised cost”.

BANCA MONTE DEI PASCHI DI SIENA

•	The asset item “Derivatives” includes the portion relating to derivatives of financial statement items 20 “Financial Assets Measured at Fair Value through Profit or Loss” and 50 “Hedging Derivatives”.

•	The asset item “Equity investments” includes item 70 “Equity investments”.

•	Asset item “Property, plant and equipment and intangible assets” includes item 90 “Property, plant and equipment”, item 100 “Intangible assets” and the amounts totalling EUR 32.6 mln relating to property, plant and equipment and in-tangible assets in item 120 “Non-current assets held for sale and disposal groups”, of which EUR 16.4 mln refer to the subsidiary MP Banque.

•	Asset item “Tax assets” includes item 110 “Tax assets” and the portion relating to the subsidiary MP Banque, equal to EUR 1.1 mln, recognised under item 120 “Non-current assets held for sale and disposal groups”.

•	Asset item “Other assets” includes item 60 “Change in value of macro-hedged financial assets”, item 130 “Other assets”, and the amounts in item 120 “Non-current assets held for sale and disposal groups” not included in the previous items and amounting to EUR 7.8 mln, all of which referring to the subsidiary MP Banque.

•	The liability item “Due to customers” includes item 10b “Financial liabilities measured at amortised cost - due to customers”, the component relating to customer securities of item 10c “Financial liabilities measured at amortised cost - debt securities issued” and amounts in item 70 “Liabilities associated with disposal groups” for EUR 912.1 mln referring entirely to the subsidiary MP Banque.

•	Liability item “Securities Issued” includes financial statement item 10c “Financial Liabilities Measured at Amortised Cost - Debt Securities Issued”, excluding the component relating to customer securities, and item 30 “Financial Liabilities designated at Fair Value”.

•	The liability item “Due to central banks” includes the portion of item 10a “Financial liabilities measured at amortised cost - Due to banks” relating to operations with central banks.

•	Liability item “Due to banks” includes the portion of item 10a “Financial liabilities measured at amortised cost - due to banks” relating to operations with banks (excluding central banks) and amounts in item 70 “Liabilities associated with disposal groups” for EUR 0.6 mln referring entirely to the subsidiary MP Banque.

•	The liability item “On-Balance-Sheet Financial Liabilities Held for Trading” includes the portion of financial statement item 20 “Financial Liabilities Held for Trading” net of the amounts relating to derivatives for trading.

•	The liability item “Derivatives” includes financial statement item 40 “Hedging Derivatives” and the portion related to derivatives in financial statement item 20 “Financial Liabilities Held for Trading”.

•	Liability item “Provision for specific use” includes item 90 “Employee severance indemnities”, item 100 “Provisions for risks and charges” and the amounts in item 70 “Liabilities associated with assets held for sale” equal to EUR 3.0 mln and referring entirely to the subsidiary MP Banque.

•	Liability item “Tax liabilities” includes item 60 “Tax liabilities” and the amount in item 70 “Liabilities associated with assets held for sale” equal to EUR +1.0 mln, entirely attributable to the subsidiary MP Banque.

•	Liability item “Other liabilities” includes item 50 “Change in value of macro-hedged financial liabilities”, item 80 “Other liabilities” and amounts in item 70 “Liabilities associated with disposal groups” not restated under previous items (totalling EUR 59.9 mln and referring entirely to the subsidiary MP Banque).

•	The liability item “Shareholders’ equity of the Group” includes item 120 “Valuation reserves”, item 150 “Reserves”, item 170 “Share Capital”, item 200 “Profit (loss) for the year”.

2024 ANNUAL REPORT - Consolidated Report on operations

Reclassified income statement

Reclassified Consolidated Income Statement
				Change
MONTEPASCHI GROUP	31 12 2024	31 12 2023	Abs.	%
Net interest income	2,355.8	2,292.1	63.7	2.8%
Net fee and commission income	1,465.3	1,321.9	143.4	10.8%
Income from banking activities	3,821.1	3,613.9	207.2	5.7%
Dividends, similar income and gains (losses) on investments	92.7	107.1	(14.4)	-13.4%
Net profit (loss) from trading, the fair value measurement of assets/liabilities and Net gains (losses) on disposals/repurchases	115.2	67.3	47.9	71.2%
Net profit (loss) from hedging	(1.0)	(4.4)	3.4	-77.3%
Other operating income (expenses)	5.7	12.8	(7.1)	-55.5%
Total Revenues	4,033.8	3,796.8	237.0	6.2%
Administrative expenses:	(1,697.8)	(1,667.1)	(30.7)	1.8%
a) personnel expenses	(1,228.8)	(1,179.6)	(49.2)	4.2%
b) other administrative expenses	(469.0)	(487.5)	18.5	-3.8%
Net value adjustments to property, plant and equipment and intangible assets	(171.3)	(175.7)	4.4	-2.5%
Operating expenses	(1,869.1)	(1,842.8)	(26.3)	1.4%
Pre-Provision Operating Profit	2,164.7	1,954.1	210.6	10.8%
Cost of customer credit	(409.5)	(440.3)	30.8	-7.0%
Net impairment (losses)/reversals on securities and loans to banks	(6.7)	(3.2)	(3.5)	n.m.
Net operating income	1,748.5	1,510.6	237.9	15.7%
Other net provisions for risks and charges	(68.4)	471.2	(539.6)	n.m.
Other gains (losses) on equity investments	(1.0)	(3.0)	2.0	-66.7%
Restructuring costs / One-off costs	(72.1)	(22.9)	(49.2)	n.s.
Risks and charges associated to the SRF, DGS and similar schemes	(77.5)	(133.7)	56.2	-42.0%
DTA Fee	(61.3)	(62.9)	1.6	-2.5%
Net gains (losses) on property, plant and equipment and intangible assets measured at fair value	(27.4)	(53.1)	25.7	-48.4%
Gains (losses) on disposal of investments	3.7	0.4	3.3	n.m.
Profit (Loss) for the year before tax	1,444.5	1,706.5	(262.0)	-15.4%
Income tax for the year	506.1	345.1	161.0	46.7%
Profit (Loss) after tax	1,950.6	2,051.6	(101.0)	-4.9%
Net profit (loss) for the year including non-controlling interests	1,950.6	2,051.6	(101.0)	-4.9%
Net profit (loss) attributable to non-controlling interests	(0.2)	(0.2)	-	0.0%
Parent company’s net profit (loss) for the year	1,950.8	2,051.8	(101.0)	-4.9%

BANCA MONTE DEI PASCHI DI SIENA

Quarterly trend in reclassified consolidated income statement

	2024				2023
	4°Q	3°Q	2°Q	1°Q	4°Q	3°Q	2°Q	1°Q
MONTEPASCHI GROUP	2024	2024	2024	2024	2023	2023	2023	2023
Net interest income	588.0	595.6	585.2	587.0	604.2	605.0	578.3	504.5
Net fee and commission income	373.5	356.0	370.5	365.3	335.3	316.6	338.3	331.7
Income from banking activities	961.5	951.6	955.7	952.3	939.5	921.6	916.6	836.2
Dividends, similar income and gains (losses) on invest-ments	25.7	26.8	21.2	19.0	34.4	19.7	34.4	18.7
Net profit (loss) from trading, the fair value measurement of assets/liabilities and Net gains (losses) on disposals/ repurchases	14.8	25.6	40.3	34.4	12.6	7.6	22.0	25.1
Net profit (loss) from hedging	(0.3)	(2.3)	2.0	(0.4)	(2.6)	(1.9)	(0.5)	0.6
Other operating income (expenses)	(5.3)	4.9	(1.3)	7.4	8.6	6.0	(0.2)	(1.7)
Total Revenues	996.4	1.006.7	1.017.9	1.012.8	992.5	953.0	972.3	878.9
Administrative expenses:	(432.2)	(425.1)	(420.9)	(419.7)	(440.6)	(399.2)	(406.2)	(421.1)
a) personnel expenses	(311.1)	(309.5)	(303.6)	(304.6)	(320.9)	(284.3)	(286.7)	(287.6)
b) other administrative expenses	(121.1)	(115.6)	(117.3)	(115.1)	(119.7)	(114.8)	(119.5)	(133.5)
Net value adjustments to property, plant and equipment and intangible assets	(44.6)	(42.3)	(42.0)	(42.4)	(44.4)	(44.8)	(43.0)	(43.5)
Operating expenses	(476.8)	(467.4)	(462.9)	(462.0)	(485.0)	(444.0)	(449.2)	(464.6)
Pre-Provision Operating Profit	519.6	539.3	555.0	550.8	507.6	509.1	523.1	414.3
Cost of customer credit	(109.3)	(96.3)	(98.3)	(105.7)	(133.3)	(102.1)	(97.7)	(107.2)
Net impairment (losses)/reversals on securities and loans to banks	(1.1)	(0.9)	(3.9)	(0.8)	(2.9)	(1.9)	0.1	1.5
Net operating income	409.2	442.2	452.8	444.3	371.3	405.1	425.5	308.6
Other net provisions for risks and charges	(31.9)	(21.7)	(10.8)	(4.0)	466.1	7.5	4.1	(6.5)
Other gains (losses) on equity investments	2.8	0.0	(3.8)	0.0	0.1	(1.8)	0.3	(1.6)
Restructuring costs / One-off costs	(14.2)	(16.5)	(33.7)	(7.7)	(13.3)	(13.1)	9.7	(6.2)
Risks and charges associated to the SRF, DGS and similar schemes	(2.2)	0.1	(0.4)	(75.0)	0.1	(75.2)	(0.2)	(58.4)
DTA Fee	(15.3)	(15.3)	(15.3)	(15.3)	(15.7)	(15.7)	(15.7)	(15.7)
Net gains (losses) on property, plant and equipment and intangible assets measured at fair value	(9.1)	1.0	(19.3)	-	(24.3)	-	(28.9)	0.1
Gains (losses) on disposal of investments	8.9	0.8	0.1	(6.1)	-	0.2	0.2	-
Profit (Loss) for the year before tax	348.2	390.5	369.6	336.2	784.3	306.9	395.0	220.3
Income tax for the year	36.6	16.2	456.8	(3.5)	338.8	2.7	(11.8)	15.4
Profit (Loss) after tax	384.8	406.7	826.4	332.7	1.123.1	309.6	383.2	235.7
Net profit (loss) for the year including non-controlling interests	384.8	406.7	826.4	332.7	1.123.1	309.6	383.2	235.7
Net profit (loss) attributable to non-controlling interests	(0.1)	-	(0.1)	-	(0.1)	-	(0.1)	-
Parent company’s net profit (loss) for the year	384.9	406.7	826.5	332.7	1.123.2	309.6	383.3	235.7

2024 ANNUAL REPORT - Consolidated Report on operations

Revenue trends

As at 31 December 2024, the Group achieved total Revenues of EUR 4,034 mln, up by 6.2% compared to the previous year.

This trend is mainly due to the growth in the Primary Net Interest, which increased both on the Net Interest Income (+2.8%) and on Net Fee and Commission income (+10.8%); Other Revenues from Financial Operations also increased (+21.6%), positively impacted by the significant growth in trading income.

In the fourth quarter of 2024, the growth in Net Fee and Commissions income was more than offset by the dynamics of Net Interest Income, which was influenced by the interest rate scenario, Other Financial Income and Other Operating Income and Charges, leading to a slight decrease in revenues compared to the previous quarter (-1.0%).

With regard to the presentation of revenues for each of the operating segments identified in accordance with IFRS 8, please refer to the chapter on “Results by Operating Segment” in this Consolidated Report on Operations.

Net Interest Income as at 31 December 2024 amounted to EUR 2,356 mln, an increase compared to 2023 (+2.8%, equal to EUR +63.7 mln). The growth was mainly driven by the higher contribution from relations with central banks, hedging derivatives and the securities portfolio. In particular, in relations with central banks, a net benefit of EUR 143 mln was recognised as at 31 December 2024, compared to the net cost of EUR 70 mln for 2023. This performance reflects, among other things, the change in the net position vis-à-vis the ECB from an average debit balance of EUR 1.5 bn in 2023 to an average credit balance of EUR 4.9 bn in 2024, thanks to the optimisation of the total cost of funding. This positive trend more than offset the higher cost of bond issues – mainly caused by renewed recourse to the institutional market – and the higher borrowing rates recorded in transactions with customers, especially in the first half of 2024.

The Net Interest Income in Q4 2024 was slightly lower than in the previous quarter (-1.3%, or EUR -7.6 mln), with a resilient commercial spread also due to the effective management of the cost of commercial funding.

			Chg. Y/Y		4°Q	3°Q	Chg. Q/Q
Items	31 12 2024	31 12 2023	Abs.	%	2024	2024	Abs.	%
Loans to customers measured at amortised cost	2,059.6	2,378.9	(319.3)	-13.4%	500.8	509.4	(8.6)	-1.7%
Loans to Banks measured at amortised cost	113.3	79.2	34.1	43.1%	27.9	32.0	(4.1)	-12.8%
Loans to Central Banks	143.3	(69.5)	212.8	n.s.	39.7	36.7	3.0	8.2%
Government securities and other non-bank issuers at amortised cost	283.3	217.4	65.9	30.3%	74.1	76.7	(2.6)	-3.4%
Securities issued	(472.8)	(382.7)	(90.1)	23.5%	(113.8)	(120.6)	6.8	-5.6%
Hedging derivatives	9.7	(90.5)	100.2	n.s.	1.7	2.6	(0.9)	-34.6%
Trading portfolios	58.6	40.3	18.3	45.4%	16.3	16.6	(0.3)	-1.8%
Portfolios measured at fair value	7.5	7.2	0.3	4.2%	1.9	1.9	-	0.0%
Financial assets measured at fair value through other comprehensive income	42.1	46.2	(4.1)	-8.9%	10.3	10.8	(0.5)	-4.6%
Other financial assets and liabilities	111.2	65.6	45.6	69.5%	29.1	29.5	(0.4)	-1.4%
Net interest income	2,355.8	2,292.1	63.7	2.8%	588.0	595.6	(7.6)	-1.3%
of which: interest income on impaired financial assets	102.1	84.0	18.1	21.5%	26.0	26.0	-	0.0%

BANCA MONTE DEI PASCHI DI SIENA

Net fee and commission income, totalling EUR 1,465 mln as at 31 December 2024, recorded a significant increase compared to the same period of the previous year (+10.8%). The positive performance is mainly attributable to management/ brokerage and advisory activities (+19.0%; EUR +113.7 mln) and, to a lesser extent, commercial banking activity (+4.1%; EUR +29.7 mln). In detail, in the first commissions area, the contribution of distribution and portfolio management increased (+30.1%; EUR +109.7 mln) and insurance products (+8.5%; EUR +16.3 mln). In the commercial banking area, com-mission income on guarantees (EUR +28.9 mln) and other net fee and commission income (EUR +12.4 mln) were partly offset by reduced commissions on current accounts (EUR -16.4 mln) in relation to the Bank’s reduction of account maintenance costs applied to customers and the ATM and credit card services (EUR -10.1 mln). The result for the fourth quarter of the 2024 financial year showed an increase over the previous quarter (+4.9%) due to growth in commercial banking (+8.1).

			Chg. Y/Y		4°Q	3°Q	Chg. Q/Q
Service/value	31 12 2024	31 12 2023	Abs.	%	2024	2024	Abs.	%
Loans	250.1	242.7	7.4	3.0%	66.1	61.3	4.8	7.8%
Current accounts	215.8	232.2	(16.4)	-7.1%	53.8	53.8	-	0.0%
Payment services	128.5	121.0	7.5	6.2%	37.0	31.5	5.5	17.5%
Debit and credit cards	78.3	88.4	(10.1)	-11.4%	17.9	18.3	(0.4)	-2.2%
Guarantees issued and received	31.7	2.8	28.9	n.s.	9.3	7.6	1.7	22.4%
Other net fees	47.7	35.3	12.4	35.1%	13.4	10.1	3.3	32.7%
Commercial banking activities	752.1	722.4	29.7	4.1%	197.5	182.7	14.8	8.1%
Distribution and management portfolio	474.6	364.9	109.7	30.1%	123.8	117.3	6.5	5.5%
Distribution of insurance product	208.3	192.0	16.3	8.5%	48.9	51.7	(2.8)	-5.4%
Financial Advisors	(63.0)	(52.9)	(10.1)	19.1%	(17.8)	(14.9)	(2.9)	19.5%
Placement of currency and securities	66.8	71.4	(4.6)	-6.4%	13.8	12.8	1.0	7.8%
Other management and advisory fees and commissions	26.5	24.1	2.4	10.0%	7.3	6.4	0.9	14.1%
Fees from management and advisory activities	713.2	599.5	113.7	19.0%	176.0	173.3	2.7	1.6%
Net fees and commission income	1,465.3	1,321.9	143.4	10.8%	373.5	356.0	17.5	4.9%

For the breakdown of commission income by operating segment, see Part C of the Notes to the Financial Statements.

Dividends, similar income and gains (losses) on equity investments amounted to EUR 93 mln, down by EUR 14 mln compared to 2023 relating to the reduced contribution of the insurance companies. The result in the fourth quarter of 2024 was EUR 1,1 mln lower than that of the previous quarter.

Net Profit (Loss) from trading, the fair value measurement of assets/liabilities and net gains on disposal/repurchase as at 31 December 2024 amounted to EUR 115 mln, an increase compared to the values recorded in the same period of the previous year (EUR +47.9 mln) with a reduced contribution in the fourth quarter of 2024 compared to the previous quarter (EUR -10.8 mln). The analysis of the main aggregates shows the following:

•	Net profit from trading was positive for EUR 133 mln, compared to the profit of EUR 61 mln recorded in the previous year (EUR +72.2 mln). The growth is mainly attributable to the contribution of business volumes deriving from the management of transactions with institutional customers and corporate customers, market making activities and a favourable market context. The figure for the fourth quarter was EUR 18 mln compared to EUR 33 mln in the previous quarter.

•	Net profit (loss) other assets/liabilities measured at fair value through profit or loss, negative of EUR 9 mln, compared to the negative result of EUR 4 mln in 2023. The result for the fourth quarter 2024 amounted to EUR -4 mln, up from the negative result of EUR 9 mln recorded in the previous quarter.

•	The gains (losses) from disposal/repurchase (excluding loans to customers at amortised cost) were negative for EUR 9 mln, compared to EUR +10 mln in 2023, mainly due to the restructuring of the investment portfolio in support of net interest income. The contribution for the fourth quarter of 2024 was positive for EUR 1 mln compared to the positive result of EUR 1.4 mln in the previous quarter.

2024 ANNUAL REPORT - Consolidated Report on operations

			Chg. Y/Y		4°Q	3°Q	Chg. Q/Q
Items	31 12 2024	31 12 2023	Abs.	%	2024	2024	Abs.	%
Financial assets held for trading	82.1	177.0	(94.9)	-53.6%	(7.7)	85.6	(93.3)	n.s.
Financial liabilities held for trading	(0.3)	(65.7)	65.4	-99.5%	18.2	(43.4)	61.6	n.s.
Exchange rate effects	10.0	(7.2)	17.2	n.s.	8.6	(4.8)	13.4	n.s.
Derivatives	41.4	(43.1)	84.5	n.s.	(1.3)	(4.6)	3.3	-71.7%
Trading results	133.2	61.0	72.2	n.s.	17.8	32.8	(15.0)	-45.7%
Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss	(9.1)	(3.7)	(5.4)	n.s.	(4.2)	(8.6)	4.4	-51.2%
Disposal / repurchase (excluding loans to customers measured at amortised cost)	(8.9)	10.0	(18.9)	n.s.	1.2	1.4	(0.2)	-14.3%
Net profit (loss) from trading, the fair value measurement of assets/liabilities and Net gains (losses) on disposals/repurchases	115.2	67.3	47.9	71.2%	14.8	25.6	(10.8)	-42.2%

The following items are also included in Revenues:

•	The net profit (loss) from hedging was EUR -1 mln, compared to EUR -4 mln achieved in the same period of the previous year. The figure for the fourth quarter 2024 was essentially zero, compared to the previous quarter’s negative contribution of EUR 2 mln;

•	Other operating income/expenses amounted to positive EUR 6 mln (compared to the EUR +13 mln in the same period last year). The result for the fourth quarter of 2024 was EUR -5 mln (contribution of EUR +5 mln in the previous quarter).

At 31 December 2024, Operating expenses were EUR 1,869 mln, an increase compared to 31 December 2023 (+1.4%) due to the impact on Personnel expenses of the renewal of the National Collective Labour Agreement, partially offset by the continued optimisation of Other administrative expenses (-3.8% compared to 2023); The result for the fourth quarter of 2024 also shows an increase (+2.0%) compared to the previous quarter. A closer look at the individual aggregates reveals the following:

•	Administrative expenses amounted to EUR 1,698 mln, up compared to 31 December 2023 (+1.8%), with an increased contribution in the fourth quarter of 2024 compared to the previous quarter (+1.7%). A breakdown of the aggregate shows:

-	Personnel Expenses, which amounted to EUR 1,229 mln, where higher than those recorded in the previous year (+4.2%), as a consequence of the increased costs resulting from the renewal of the National Collective Labour Agreement in November 2023. The figure for the fourth quarter of 2024 was up compared to the previous quarter (+0.5%) due to the second increase in salaries envisaged by the aforementioned National Collective Labour Agreement, effective from 1 September 2024;

-	Other administrative expenses, amounting to EUR 469 mln, were down compared to 31 December 2023 (-3.8%), due in part to the implementation of a rigorous expenditure management process and the focus on cost optimisation. Other administrative expenses in the fourth quarter of 2024 increased compared to the previous quarter (+4.8%), reflecting the typical seasonality of the last quarter of the year.

•	Net value adjustments to property, plant and equipment and intangible assets totalled EUR 171 mln as at 31 December 2024, down compared to 31 December 2023 (-2.5%); the contribution of the fourth quarter 2024 was up from the previous quarter (+5.4%) as a result of the write-down of certain software and user rights.

BANCA MONTE DEI PASCHI DI SIENA

			Chg. Y/Y		4°Q	3°Q	Chg. Q/Q
Type of transaction	31 12 2024	31 12 2023	Abs.	%	2024	2024	Abs.	%
Wages and salaries	(871.1)	(845.7)	(25.4)	3.0%	(222.1)	(217.9)	(4.2)	1.9%
Social-welfare charges	(235.2)	(231.8)	(3.4)	1.5%	(58.1)	(60.3)	2.2	-3.6%
Other personnel expenses	(122.5)	(102.1)	(20.4)	20.0%	(30.9)	(31.3)	0.4	-1.3%
Personnel expenses	(1,228.8)	(1,179.6)	(49.2)	4.2%	(311.1)	(309.5)	(1.6)	0.5%
Taxes	(226.2)	(211.0)	(15.2)	7.2%	(69.8)	(51.4)	(18.4)	35.8%
Furnishing, real estate and security expenses	(79.7)	(92.1)	12.4	-13.5%	(19.4)	(20.3)	0.9	-4.4%
General operating expenses	(166.7)	(168.7)	2.0	-1.2%	(41.0)	(42.1)	1.1	-2.6%
Information technology expenses	(119.5)	(111.0)	(8.5)	7.7%	(30.0)	(29.2)	(0.8)	2.7%
Legal and professional expenses	(63.3)	(61.5)	(1.8)	2.9%	(20.8)	(14.3)	(6.5)	45.5%
Indirect personnel costs	(5.2)	(4.7)	(0.5)	10.6%	(1.5)	(1.1)	(0.4)	36.4%
Insurance	(16.3)	(17.4)	1.1	-6.3%	(4.1)	(4.8)	0.7	-14.6%
Advertising, sponsorship and promotions	(3.1)	(6.3)	3.2	-50.8%	(1.3)	(0.7)	(0.6)	85.7%
Other	(12.2)	(13.2)	1.0	-7.6%	(2.9)	(3.0)	0.2	-3.3%
Expenses recovery	223.3	198.4	24.9	12.6%	69.8	51.4	18.4	35.8%
Other administrative expenses	(469.0)	(487.5)	18.5	-3.8%	(121.1)	(115.6)	(5.5)	4.8%
Property, plant and equipment	(103.3)	(108.4)	5.1	-4.7%	(26.5)	(25.7)	(0.8)	3.1%
Intangible assets	(68.0)	(67.3)	(0.7)	1.0%	(18.1)	(16.6)	(1.5)	9.0%
Net value adjustments to property, plant and equipment and intangible assets	(171.3)	(175.7)	4.4	-2.5%	(44.6)	(42.3)	(2.3)	5.4%
Operating expenses	(1,869.1)	(1,842.8)	(26.3)	1.4%	(476.8)	(467.4)	(9.4)	2.0%

As a result of these trends, the Group’s Gross Operating Income amounted to EUR 2,165 mln, up compared to 31 December 2023 (EUR 1,954 mln). The contribution of the fourth quarter (amounting to EUR 520 mln) was down on the previous quarter (amounting to EUR 539 mln) due to the above-mentioned dynamics.

2024 ANNUAL REPORT - Consolidated Report on operations

Cost of Customer Credit

At 31 December 2024, the Group recognised a Cost of Customer Credit equal to EUR 410 mln, a decrease compared to the figure of EUR 440 mln of the previous year. The figure for the third quarter of 2024 was EUR 109 mln, compared to EUR 96 mln in the previous quarter.

As at 31 December 2024, the Provisioning Rate, expressed as the ratio of the annualised cost of customer credit to the sum of loans to customers and the value of securities from sales/securitisations of non-performing loans, was 53 bps, essentially stable compared to 30 September 2024 (52 bps) and improved compared to the figure of 57 bps as at 31 December 2023.

			Chg. Y/Y		4°Q	3°Q	Chg. Q/Q
Items	31 12 2024	31 12 2023	Abs.	%	2024	2024	Abs.	%
Loans to customers measured at amortised cost	(403.1)	(417.5)	14.4	-3.4%	(87.9)	(91.6)	3.7	-4.0%
Modification gains/(losses)	(10.0)	(6.8)	(3.2)	47.1%	(2.9)	(2.2)	(0.7)	31.8%
Gains/(losses) on disposal/repurchase of loans to customers measured at amortised cost	0.5	(0.1)	0.6	n.m.	-	(0.3)	0.3	-100.0%
Net change of Loans to customers mandatorily measured at fair value	(1.3)	(0.5)	(0.8)	n.m.	-	(0.3)	0.3	-100.0%
Net provisions for risks and charges on commitments and guarantees issued	4.4	(15.4)	19.8	n.m.	(18.5)	(1.9)	(16.6)	n.s.
Cost of customer credit	(409.5)	(440.3)	30.8	-7.0%	(109.3)	(96.3)	(13.0)	13.5%

The Group’s Net Operating Income as at 31 December 2024 stood at EUR 1,748 mln, a notable increase from the result of EUR 1,511 mln as at 31 December 2023. The result for the fourth quarter of 2024 was EUR 409 mln, compared to EUR 442 mln in the previous quarter.

Non-operating income, tax and net profit (loss) for the year

The Net profit (loss) for the year included the following items:

•	Other net provisions for risks and charges amounted to EUR -68 mln at 31 December 2024, compared to net releases of EUR 471 mln recognised in the previous year (almost entirely due to the improved litigation risk profile of the litigation related to financial information disseminated in previous years as a result of the positive judgments issued in the last quarter of 2023). The contribution for the fourth quarter of 2024 was EUR -32 mln, compared to EUR -22 mln in the previous quarter.

•	Other gains (losses) on equity investments of EUR -1 mln as at 31 December 2024 (EUR -3 mln was the result for 2023), with a positive contribution from the fourth quarter of EUR 3 mln (which compares with a nil result achieved in the previous quarter).

•	Restructuring costs/One-off costs amounted to EUR -72 mln, compared to the contribution of EUR -23 mln in 2023; include, in particular, the effect of the discounting of charges related to departures through redundancy or access to the Solidarity Fund and the impact expected from the disposal of the subsidiary MP Banque, the latter amounting to EUR -36 mln, of which EUR -3 mln recognised in the fourth quarter. The contribution for the fourth quarter 2024, equal to EUR -14 mln, was down slightly compared to the previous quarter (EUR -17 mln).

•	Risks and charges associated with SRF, DGS and similar schemes, equal to EUR -78 mln, of which EUR -75 mln were recognised in the first quarter and consisted of the 2024 contribution to the deposit guarantee scheme (DGS) for the Group’s Italian banks which, in the previous year, was recognised in the third quarter; also include, in the fourth quarter of 2024, EUR -2 mln relating to the estimated portion of the contribution charge to the newly established Life Insurance Guarantee Fund borne by the Group’s distribution companies. In 2023, a contribution of EUR -59 mln was also recorded for the Single Resolution Fund (SRF), not payable in the current year[11].

11 The Articles of Association of the Interbank Deposit Protection Fund (FITD), in line with the provisions of the DGS Directive, require the Fund to allocate available funds until the target level is reached, i.e. 0.8% of total protected deposits by 3 July 2024. To allow achievement of the target level by the legal deadline, as an exception measure the FITD called for payment of the 2024 contribution by 2 July 2024. With regard to the annual contribution payable to the Single Resolution Fund, the Single Resolution Board (SRB) announced that no contribution to the European banking system will be required in 2024, unless there specific circumstances or resolution actions arise that call for recourse to the Single Resolution Fund.

BANCA MONTE DEI PASCHI DI SIENA

•	DTA fee of EUR -61 mln, down from the previous year’s figure of EUR -63 mln; the contrbutuion of the fourth quarter 2024 is in line with the previous quarter. This amount, determined according to the criteria set forth in Italian Law Decree 59/2016, converted into Italian Law no. 119, of 30 June 2016, represents the fee as at 31 December 2024 on DTA (Deferred Tax Assets) that can be converted into a tax credit.

•	Net gains (losses) on property, plant and equipment and intangible assets measured at fair value were equal to EUR -27 mln (of which EUR -8 mln were recognised in the second half of 2024) as a result of the half-yearly update to property valuations, compared to the loss of EUR -53 mln recorded in 2023.

•	Gains (Losses) on disposal of investments, amounting to EUR +4 mln as at 31 December 2024, with a positive contribution of EUR 9 mln in the fourth quarter due to the completion of the sale of certain properties; the previous year’s result was essentially nil.

As a result of these trends, the Group’s Profit (loss) for the year before tax amounted to EUR 1,445 mln, compared to the pre-tax profit of EUR 1,707 mln recorded in 2023 (which had benefited from the net releases in the item Provisions for risks and charges described above). The result for the fourth quarter of 2024 was EUR 348 mln, compared to EUR 390 mln in the previous quarter.

Income tax for the year recorded a positive contribution of EUR 506 mln (a positive contribution of EUR 345 mln as at 31 December 2023), mainly attributable to the revaluation of DTAs after the Group’s income projections carried out as from the second quarter based on the 2024-2028 Business Plan, net of tax relating to profit for the year.

As a consequence of these trends, the Parent Company profit amounted to the Parent Company amounts to EUR 1,951 mln for the year ending 31 December 2024, which compared to a profit of EUR 2,052 mln recorded in 2023 (which had benefited from the net releases in Provisions for risks and charges described above). The profit for the fourth quarter was EUR 385 mln (EUR 407 mln in the previous quarter).

In compliance with Consob’s instructions, following is a statement of the reconciliation of the Shareholders’ equity and Net profit (loss) for the year of the Parent Company with the consolidated items:

Reconciliation between Parent Company and Consolidated Net Equity and Profit (Loss) for the period

		Net profit (loss)
	Shareholders’ equity	for the year
Parent Company’s net equity	11,284.5	1,922.9
of which Parent Company’s valuation reserves	52.6
Impact of line-by-line consolidation of subsidiaries	(0.4)	13.4
Impact of consolidation of jointly controlled entities and associates	152.5	55.0
Reversal of dividends from subsidiaries	-	(35.6)
Reversal of written-down equity investments	193.1	-
Other adjustments	11.5	(4.9)
Subsidiaries’ and associates’ valuation reserves	7.9	-
Consolidated balance	11,649.0	1,950.8
of which valuation reserves	60.4

2024 ANNUAL REPORT - Consolidated Report on operations

Reclassified balance sheet

The (i) reclassified balance sheet as at 31 December 2024 compared with the balances set forth in the financial statements as at 31 December 2023 and (ii) the statement of its quarterly evolution starting from the first quarter of the previous year are provided below.

Reclassified Consolidated Balance Sheet

			Chg
Assets	31 12 2024	31 12 2023	abs.	%
Cash and cash equivalents	14,029.9	14,317.3	(287.4)	-2.0%
Loans to central banks	565.5	526.8	38.7	7.3%
Loans to banks	2,068.3	2,582.2	(513.9)	-19.9%
Loans to customers	77,309.6	76,815.6	494.0	0.6%
Securities assets	17,447.4	17,276.9	170.5	1.0%
Derivatives	2,406.4	2,776.3	(369.9)	-13.3%
Equity investments	672.3	726.7	(54.4)	-7.5%
Property, plant and equipment/Intangible assets	2,297.7	2,482.7	(185.0)	-7.5%
of which: goodwill	7.9	7.9	-	0.0%
Tax assets	2,538.0	2,150.9	387.1	18.0%
Other assets	3,266.6	2,958.3	308.3	10.4%
Total assets	122,601.7	122,613.7	(12.0)	0.0%

			Chg
Liabilities	31 12 2024	31 12 2023	abs,	%
Direct funding	93,971.9	90,639.0	3,332.9	3.7%
a) Due to customers	84,049.4	80,558.4	3,491.0	4.3%
b) Securities issued	9,922.5	10,080.6	(158.1)	-1.6%
Due to central banks	8,510.9	13,148.2	(4,637.3)	-35.3%
Due to banks	1,301.0	1,350.6	(49.6)	-3.7%
On-balance-sheet financial liabilities held for trading	1,617.9	1,823.2	(205.3)	-11.3%
Derivatives	1,346.2	1,361.7	(15.5)	-1.1%
Provisions for specific use	1,006.7	1,050.3	(43.6)	-4.2%
a) Provision for staff severance indemnities	72.4	72.0	0.4	0.6%
b) Provision related to guarantees and other commitments given	149.9	154.3	(4.4)	-2.9%
c) Pension and other post-retirement benefit obligations	3.3	3.4	(0.1)	-2.9%
d) Other provisions	781.1	820.6	(39.5)	-4.8%
Tax liabilities	6.6	9.1	(2.5)	-27.5%
Other liabilities	3,191.2	3,252.4	(61.2)	-1.9%
Group net equity	11,649.0	9,978.5	1,670.5	16.7%
a) Valuation reserves	60.4	27.9	32.5	n.m.
d) Reserves	2,184.3	445.3	1,739.0	n.m.
f) Share capital	7,453.5	7,453.5	-	0.0%
h) Net profit (loss) for the year	1,950.8	2,051.8	(101.0)	-4.9%
Non-controlling interests	0.3	0.7	(0.4)	-57.1%
Total Liabilities and Shareholders’ Equity	122,601.7	122,613.7	(12.0)	0.0%

BANCA MONTE DEI PASCHI DI SIENA

Reclassified Consolidated Balance Sheet - Quarterly Trend

Assets	31 12 2024	30 09 2024	30 06 2024	31 03 2024	31 12 2023	30 09 2023	30 06 2023	31 03 2023
Cash and cash equivalents	14,029.9	13,734.3	17,692.0	16,003.5	14,317.3	13,514.5	11,769.1	14,512.4
Loans to central banks	565.5	588.8	566.4	832.4	526.8	522.6	544.1	656.4
Loans to banks	2,068.3	2,264.8	2,670.9	2,313.0	2,582.2	2,270.1	2,237.9	2,125.8
Loans to customers	77,309.6	76,649.0	77,974.7	78,422.9	76,815.6	77,981.6	76,056.0	77,755.6
Securities assets	17,447.4	17,800.6	18,398.6	18,175.7	17,276.9	18,323.3	19,589.7	18,652.3
Derivatives	2,406.4	2,578.3	2,909.0	2,734.6	2,776.3	3,122.8	3,023.6	3,215.9
Equity investments	672.3	744.3	708.1	739.1	726.7	689.1	677.3	772.0
Property, plant and equipment/Intangible assets	2,297.7	2,330.7	2,356.0	2,423.1	2,482.7	2,499.6	2,495.8	2,567.1
of which: goodwill	7.9	7.9	7.9	7.9	7.9	7.9	7.9	7.9
Tax assets	2,538.0	2,517.5	2,523.8	2,153.0	2,150.9	1,922.4	2,065.6	2,219.7
Other assets	3,266.6	3,270.6	2,901.0	2,978.0	2,958.3	2,346.4	2,342.0	1,808.8
Total assets	122,601.7	122,478.9	128,700.5	126,775.3	122,613.7	123,192.4	120,801.1	124,286.0

Liabilities	31 12 2024	30 09 2024	30 06 2024	31 03 2024	31 12 2023	30 09 2023	30 06 2023	31 03 2023
Direct funding	93,971.9	91,249.4	96,521.6	92,718.1	90,639.0	89,414.6	84,142.3	84,067.0
a) Due to customers	84,049.4	82,159.5	86,180.1	83,204.1	80,558.4	79,494.9	74,726.7	74,708.3
b) Securities issued	9,922.5	9,089.9	10,341.5	9,514.0	10,080.6	9,919.7	9,415.6	9,358.7
Due to central banks	8,510.9	9,016.4	12,009.7	11,629.3	13,148.2	13,105.6	15,283.4	19,317.2
Due to banks	1,301.0	1,226.5	1,114.1	1,304.4	1,350.6	1,790.8	1,897.7	1,884.6
On-balance-sheet financial liabilities held for negoziazione	1,617.9	3,216.5	2,932.7	5,164.3	1,823.2	3,614.6	2,859.9	3,276.3
Derivatives	1,346.2	1,341.0	1,353.6	1,396.7	1,361.7	1,493.9	1,554.5	1,608.7
Provisions for specific use	1,006.7	945.3	934.8	1,012.1	1,050.3	1,501.9	1,523.3	1,554.2
a) Provision for staff severance indemnities	72.4	70.1	70.1	72.0	72.0	67.7	67.7	69.9
b) Provision related to guarantees and other commitments given	149.9	131.4	129.5	138.0	154.3	152.6	148.6	152.8
c) Pension and other post-retirement benefit obligations	3.3	3.1	3.2	3.3	3.4	3.5	3.7	3.8
d) Other provisions	781.1	740.7	732.0	798.8	820.6	1,278.1	1,303.3	1,327.7
Tax liabilities	6.6	6.9	5.9	9.9	9.1	8.3	7.0	6.9
Other liabilities	3,191.2	4,211.6	3,032.7	3,232.8	3,252.4	3,454.9	5,032.7	4,441.3
Group net equity	11,649.0	11,264.9	10,795.0	10,307.1	9,978.5	8,807.1	8,499.5	8,128.9
a) Valuation reserves	60.4	64.5	1.3	25.8	27.9	(15.8)	(18.4)	7.2
d) Reserves	2,184.3	2,181.0	2,181.0	2,495.1	445.3	440.8	445.4	432.5
f) Share capital	7,453.5	7,453.5	7,453.5	7,453.5	7,453.5	7,453.5	7,453.5	7,453.5
h) Net profit (loss) for the year	1,950.8	1,565.9	1,159.2	332.7	2,051.8	928.6	619.0	235.7
Non-controlling interests	0.3	0.4	0.4	0.6	0.7	0.7	0.8	0.9
Total Liabilities and Shareholders’ Equity	122,601.7	122,478.9	128,700.5	126,775.3	122,613.7	123,192.4	120,801.1	124,286.0

2024 ANNUAL REPORT - Consolidated Report on operations

Customer funding

As at 31 December 2024, the volume of Group Total Funding amounted to EUR 197.2 bn, an increase of EUR 4.3 bn compared to 30 September 2024, on both Direct Funding (EUR +2.7 bn, of which EUR +2.1 bn related to current accounts) and Indirect Funding (EUR +1.6 bn).

The aggregate also increased compared to 31 December 2023 (EUR +9.7 bn), driven mainly by Indirect Funding (EUR +6.4 bn) and to a lesser extent also by Direct Funding (EUR +3.3 bn).

The market share12 of the Group on direct funding stood at 3.45% (figure updated to December 2024), up compared to December 2023 (3.39%), while the market share on demand deposits was 4.71%, this also increased compared to December 2023 (4.67%).

Background

The transition of monetary policy towards an expansionary phase, initiated by the ECB since mid-2024, has contributed to a change in customers’ financial wealth allocation choices.

After months of contraction in deposits, partly offset by the use of more remunerative financial instruments for customers, a more moderate decrease in deposits was recorded in the latter part of the year (-2.2% in November on an annualised basis), supported by an inflow of liquidity from the private sector with a reduction in the growth of flows on time deposits and longer-term financial instruments. Overall, the stocks of deposits held by the private sector (excluding MFIs and general government adjusted according to the ESCB methodology) recovered the reductions of the first half of the year to around +78bn in November compared to the previous year-end level (+4.4% change over 12 months).

Deposits of the productive sector (non-financial corporations and producer households) increased the most, by +4.2%, in November compared to the end of 2023, while those of consumer households remained essentially unchanged over the same period).

More in detail, the dynamics of current accounts showed negative changes until the third quarter and a recovery at the end of the year, settling at a posi-tive value of +0.3% in November compared to the values at the end of 2023; deposits with agreed maturity, after the strong growth recorded over most of 2024 (with changes exceeding 50% y/y in the first half of the year), have scaled back their growth in recent months (+12.5% trend in November), partly as a result of the decline in marginal yields.

Bonds continued to record significant increases, with growth reaching +6.6% year-on-year in November. In addition, the process of reducing the banking system’s exposure to the Eurosystem continued, mainly associated with the repayment of the loans granted by the Eurosystem to credit institutions under the third round of Targeted Longer-Term Refinancing Operations (TLTRO3).

In the second half of the year, rates on the main forms of funding began to decline: in November, the interest rate on deposits of non-financial corporations and households stood at 0.93% (approx. -4 bps since the end of 2023); the rate on current accounts fell to 0.48% (down by approx. -6 bps on end-2023); that on time deposits stood at 3.30%, recording the smallest decrease (approx. -2 bps on December 2023). On bonds, the average rate on outstanding stock rose to 2.89% in November (approximately +16 bps compared to the end of 2023).

On the asset management side, the overall balance of net inflows in the November figures was worth EUR 16.7 bn since the start of the year. From January to November 2024, the Funds recorded a net balance of EUR 4.7 bn, while Retail Asset Management again showed positive net inflows (EUR +8.2 bn from the start of the year). At the category level, savers directed their choices towards bond funds (EUR +44.3 bn net inflows since the beginning of the year); the equity, balanced and flexible fund classes are still in the process of being divested. Total assets under management at the end of November stood at EUR 2,504 bn, essentially in line with the third quarter. For the life insurance market, from the beginning of the year to November, new business was record-ed for EUR 80.5 bn, compared to EUR 64.5 bn in the same period of the previous year, with a YoY increase of approximately 25%. In the bank and postal distribution channel, in November 2024, there was growth in the placement of solutions with a higher financial content (classic units, +83.6%) of hybrid proposals (+31.8%) and traditional products (+11 y/y). With regard to the placement channels for life insurance products, in November 2024, the banking channel distributed 68.6% of new business, financial advisers were up 16%, and finally, the agency channel, with 10.2% of life insurance placements.

12	Deposits and repurchase agreements (excluding repurchase agreements with central counterparties) from ordinary resident customers and bonds net of repurchases placed with ordinary resident customers as first-instance borrowers.

BANCA MONTE DEI PASCHI DI SIENA

Customer Funding

				Chg. Q/Q		Chg. Y/Y
	31/12/24	30/09/24	31/12/23	Abs.	%	Abs.	%
Direct funding	93,971.9	91,249.4	90,639.0	2,722.5	3.0%	3,332.9	3.7%
Indirect funding	103,237.8	101,673.5	96,844.9	1,564.3	1.5%	6,392.9	6.6%
Total funding	197,209.7	192,922.9	187,483.9	4,286.8	2.2%	9,725.8	5.2%

Direct Funding volumes stood at EUR 94.0 bn, recording an increase compared to the end of September 2024 (EUR +2.7 bn). In particular, with regard to Direct Funding, growth was recorded in the technical forms of current accounts (EUR +2.1 bn), bonds (EUR +0.8 bn) and other forms of direct funding (EUR +0.5 bn), while repurchase agreements decreased (EUR -0.8 bn). Time deposit remained substantially stable (EUR +0.1 bn).

The aggregate was up compared to 31 December 2023 (EUR +3.3 bn). More specifically, the trend in Direct Funding is linked to an increase in current accounts (EUR +1.7 bn), time deposits (EUR +1.2 bn), other forms of direct funding (EUR +0.3 bn) and finally repurchase agreements (EUR +0.2 bn). Bonds, on the other hand, declined slightly (EUR -0.2 bn).

Direct funding

				Chg. Q/Q		Chg. Y/Y
Type of transaction	31/12/24	30/09/24	31/12/23	Abs.	%	Abs.	%
Current accounts	67,180.3	65,098.7	65,446.3	2,081.6	3.2%	1,734.0	2.6%
Time deposits	7,151.0	7,080.8	5,947.6	70.2	1.0%	1,203.4	20.2%
Reverse repurchase agreements	6,800.1	7,563.8	6,565.1	(763.7)	-10.1%	235.0	3.6%
Bonds	9,922.5	9,089.9	10,080.6	832.6	9.2%	(158.1)	-1.6%
Other types of direct funding	2,918.0	2,416.2	2,599.4	501.8	20.8%	318.6	12.3%
Total	93,971.9	91,249.4	90,639.0	2,722.5	3.0%	3,332.9	3.7%

Indirect Funding amounted to EUR 103.2 bn, up by EUR 1.6 bn compared to 30 September 2024 for assets under management (EUR +0.5 bn) and assets under custody (EUR +1.1 bn). Both components benefited, in particular, from a positive market effect.

Compared to 31 December 2023, indirect funding saw an increase of EUR 6.4 bn, due to the growth in assets under management (EUR +3.0 bn), linked mainly to a positive market effect, and the growth in assets under custody (EUR +3.4 bn).

Indirect Funding

				Chg. Q/Q		Chg. Y/Y
	31/12/24	30/09/24	31/12/23	Abs.	%	Abs.	%
Assets under management	59,924.0	59,419.8	56,887.8	504.2	0.8%	3,036.2	5.3%
Funds	29,580.7	29,103.0	26,745.5	477.8	1.6%	2,835.2	10.6%
Individual Portfolio under Management	5,376.7	5,367.0	4,961.0	9.6	0.2%	415.7	8.4%
Bancassurance	24,966.6	24,949.8	25,181.3	16.8	0.1%	(214.7)	-0.9%
Assets under custody	43,313.8	42,253.7	39,957.1	1,060.1	2.5%	3,356.7	8.4%
Government securities	19,843.9	19,638.9	18,055.4	205.0	1.0%	1,788.5	9.9%
Others	23,469.9	22,614.9	21,901.7	855.1	3.8%	1,568.2	7.2%
Total funding	103,237.8	101,673.5	96,844.9	1,564.3	1.5%	6,392.9	6.6%

2024 ANNUAL REPORT - Consolidated Report on operations

Loans to customers

At 31 December 2024, Loans to Group Customers amounted to EUR 77.3 bn as, slightly up from 30 September 2024 (EUR +0.7 bn), due to mortgages (EUR +0.3 bn) and other loans (EUR +0.8 bn), while current accounts (EUR -0.2 bn) and repurchase agreements (EUR -0.2 bn) declined slightly.

The aggregate was also up (EUR +0.5 bn) compared to 31 December 2023. The increase in repurchase agreements (EUR +0.8 bn) and the increase in other loans (EUR +0.8 bn) were in fact only partly offset by the decline of mortgages (EUR -1.1 bn, penalised by the slowdown in demand, particularly recorded in the first half of the year, and the selective approach of the Group) and on current accounts (EUR -0.1 bn).

The Group’s market share13 stood at 4.37% (figure updated to December 2024), up compared to December 2023 (4.33%).

Background

Moderate economic growth and a still weak investment cycle due to the uncertainty caused by the international environment negatively affected the financing requirements for 2024.

The new course of monetary policy in an expansive direction is having some positive effects on the dynamics of bank lending, which, after continuous negative signs throughout the year, is showing signs of recovery at the end of 2024.

Loans to the private sector (net of repurchase agreements with central counterparties and adjusted for exposures sold and derecognised), on a downward trend since January, recorded a negative change of -1.1% YoY in November (-2.8% YoY to December 2023).

More pronounced was the drop in loans to non-financial corporations, which fell by more than EUR 20 bn in the months to November (a change of -3.29% year-on-year), but with a smaller decline compared to the -4.8% drop in the prior year. Basically, corporate credit was negatively affected by: (i) the limited financing needs associated with a weak economic cycle; (ii) the repayment of credit lines for companies with excess liquidity in relation to operational needs; (iii) a cost of bank credit that, although declining, still remained high, and (iv) the sector’s recourse to direct and alternative sources on the market by issuing debt securities; On the other hand, credit was positively affected by the reduction in interest rates and the loosening of bank offer criteria with a reduction in the number of loan applications rejected by banks.

Credit to households was also negative throughout the year compared to volumes in December 2023 (-0.72% first-half average) but recovering at the end of the year (-0.42% in November compared to December 2023).

Mortgages and other loans for house purchases showed a weak and consistently negative trend over most of the year, but stabilised progressively in the second half of the year and turned positive in the last month recorded (+0.13% in November in annual terms), being positively affected by the gradual fall in interest rates and the improved outlook for the property market. Consumer credit, on the other hand, confirmed the positive momentum of recent years, albeit at a slower pace, with a percentage increase of around +4% in November compared to the beginning of the year.

Intermediaries surveyed at the end of the year in the 28 January 2025 Quarterly Bank Lending Survey (BLS) stated that in Q4 2024 the supply criteria on corporate loans were slightly relaxed. Indeed, intermediaries noted a general improvement in both terms and rate conditions for companies; With regard to household financing, the bidding criteria on loans for house purchases were tightened slightly, while those on consumer loans remained unchanged; for the first quarter of 2025, it is believed that corporate financing could be further loosened, while consumer credit financing could tighten slightly.

With regard to interest rates on the stock of loans, the most consistent decrease recorded was in loans to non-financial companies (4.95% in November; -36 bps approximately since December 2023) compared to loans to households (4.20% in November, -4 bps approximately since December 2023). On new business transactions in November, the average rate fell by approx. 93 bps from the values at the end of 2023, reaching 4.53%. On new transactions with households, the rate on home purchase loans fell to 3.23% in November (-119 bp approx. from December 2023), while the rate on consumer credit declined more moderately to 8.45% in November (-5 bp approx. from end-2023).

The ratio of non-performing loans to total loans was still low and the NPE ratio remained at historically low levels.

13	Loans to ordinary resident customers, including bad loans and net of Repurchase Agreements with central counterparties.

BANCA MONTE DEI PASCHI DI SIENA

Loans to customers

				Chg. Q/Q		Chg. Y/Y
Type of transaction	31/12/24	30/09/24	31/12/23	Abs.	%	Abs.	%
Current accounts	2,658.9	2,883.6	2,755.7	(224.7)	-7.8%	(96.8)	-3.5%
Mortgages	50,705.4	50,400.4	51,837.6	305.0	0.6%	(1,132.2)	-2.2%
Other forms of lending	15,023.4	14,209.1	14,218.7	814.3	5.7%	804.7	5.7%
Repurchase agreements	7,035.2	7,211.6	6,230.0	(176.4)	-2.4%	805.2	12.9%
Non performing loans	1,886.7	1,944.3	1,773.6	(57.6)	-3.0%	113.1	6.4%
Total	77,309.6	76,649.0	76,815.6	660.6	0.9%	494.0	0.6%
Stage 1	65,222.1	64,271.0	65,325.6	951.1	1.5%	(103.5)	-0.2%
Stage 2	10,058.6	10,243.8	9,594.1	(185.2)	-1.8%	464.5	4.8%
Stage 3	1,883.2	1,940.5	1,769.8	(57.3)	-3.0%	113.4	6.4%
Purchased or originated credit impaired financial assets	2.2	2.7	2.8	(0.5)	-18.5%	(0.6)	-21.4%
Performing loans measured at fair value	141.3	188.7	121.2	(47.4)	-25.1%	20.1	16.6%
Non-performing loans measured at fair value	2.2	2.3	2.1	(0.1)	-4.3%	0.1	4.8%

	31 12 2024			30 09 2024			31 12 2023			Chg. Q/Q		Chg. Y/Y
Loans to customers measured at amortised cost	Stage 1	Stage 2	Total loans to customers measured at amortised cost	Stage 1	Stage 2	Total loans to customers measured at amortised cost	Stage 1	Stage 2	Total loans to customers measured at amortised cost	Stage 1	Stage 2	Stage 1	Stage 2
Gross exposure	65,334.1	10,408.1	79,456.9	64,370.6	10,634.8	78,878.7	65,431.2	9,962.6	78,871.1
Adjustments	112.0	349.5	2,290.8	99.6	391.0	2,420.7	105.6	368.5	2,178.8
Net exposure	65,222.1	10,058.6	77,166.1	64,271.0	10,243.8	76,458.0	65,325.6	9,594.1	76,692.3
Coverage ratio	0.2%	3.4%	2.9%	0.2%	3.7%	3.1%	0.2%	3.7%	2.8%	0.0%	-0.3%	0.0%	-0.3%
% on Loans to customers measured at amortised cost	84.5%	13.0%	100.0%	84.1%	13.4%	100.0%	85.2%	12.5%	100.0%	0.4%	-0.4%	-0.7%	0.5%

The gross exposure of loans classified in the first stage, which amounted to EUR 65.3 bn as at 31 December 2024, increased compared to 30 September 2024 (amounting to EUR 64.4 bn), due in particular to the flow of new disbursements observed in the quarter on corporate customers, and was largely stable compared to 31 December 2023 (amounting to EUR 65.4 bn).

The positions classified in the second stage, whose gross exposure amounted to EUR 10.4 bn as at 31 December 2024, were slightly down from EUR 10.6 bn as at 30 September 2024 but up from EUR 10.0 bn as at 31 December 2023, due to the inclusion of new classification criteria in the High Risk perimeter.

The coverage level of performing loans, at amortised cost, decreased to 2.8% (3.1% as at 30 September 2024), but was in line with coverage levels at the end of 2023. The decrease observed in the last quarter is attributable to the lower long-term default rate observed after the IFRS 9 models were re-estimated in the last months of 2024.

2024 ANNUAL REPORT - Consolidated Report on operations

Non-performing exposures of loans to customers

In the tables below, Non-performing loans to customers are represented by all cash exposures, in the form of loans to customers, regardless of the accounting portfolio to which they belong.

The Group’s Total non-performing loans to customers as at 31 December 2024 was EUR 3.7 bn in terms of gross exposure, decreasing compared to 30 September 2024 (EUR -0.2 bn) and increasing from 31 December 2023 (EUR +0.2 bn). The decreasing compared to 30 September 2024, which relates to non-performing loans, is mainly due to disposals relative to the “Bricks” transaction and some single name disposals completed in December. In particular:

•	the gross exposure of bad loans, amounting to EUR 1.3 bn, decreased compared to both 30 September 2024 (amounting to EUR 1.6 bn) and 31 December 2023 (amounting to EUR 1.4 bn), mainly as a result of the above-mentioned disposals;

•	the gross unlikely-to-pay loan exposure, amounting to EUR 2.2 bn, was essentially stable compared to 30 September 2024 (amounting to EUR 2.2 bn) and essentially stable compared to 31 December 2023 (amounting to EUR 2.0 bn);

•	the gross non-performing past-due loan exposure, equal to EUR 99.0 mln, was up compared to 30 September 2024 (EUR 84.2 mln) and down compared to 31 December 2023 (EUR 131.1 mln).

As at 31 December 2024, the Group’s net exposure in terms of non-performing loans to customers was equal to EUR 1.9 bn, essentially stable compared to the figure of EUR 1.9 bn at 30 September 2024 and EUR 1.8 bn as at 31 December 2023.

BANCA MONTE DEI PASCHI DI SIENA

					Total
				Non-performing	Non-performing
			Unlikely to	Past due	loans to	Performing
Loans to customers		Bad loans	pay	Loans	customers	loans	Total
31 12 2024	Gross exposure	1,320.8	2,240.6	99.0	3,660.4	75,883.8	79,544.2
	Adjustments	878.2	869.5	26.0	1,773.7	460.9	2,234.6
	Net exposure	442.6	1,371.1	73.0	1,886.7	75,422.9	77,309.6
	Coverage ratio	66.5%	38.8%	26.3%	48.5%	0.6%	2.8%
	% on Loans to customers	0.6%	1.8%	0.1%	2.4%	97.6%	100.0%
30 09 2024	Gross exposure	1,587.2	2,209.3	84.2	3,880.7	75,195.2	79,075.9
	Adjustments	1,085.3	831.9	19.2	1,936.4	490.5	2,426.9
	Net exposure	501.9	1,377.4	65.0	1,944.3	74,704.7	76,649.0
	Coverage ratio	68.4%	37.7%	22.8%	49.9%	0.7%	3.1%
	% on Loans to customers	0.7%	1.8%	0.1%	2.5%	97.5%	100.0%
31 12 2023	Gross exposure	1,383.4	1,970.4	131.1	3,484.9	75,516.1	79,001.0
	Adjustments	941.6	741.3	28.4	1,711.3	474.1	2,185.4
	Net exposure	441.8	1,229.1	102.7	1,773.6	75,042.0	76,815.6
	Coverage ratio	68.1%	37.6%	21.7%	49.1%	0.6%	2.8%
	% on Loans to customers	0.6%	1.6%	0.1%	2.3%	97.7%	100.0%

As at 31 December 2024, the coverage ratio of non-performing loans stood at 48.5%, down from 30 September 2024, when it was 49.9%, following the deconsolidation of the transferred portfolios (characterised by above-average coverage levels), which took place in the last quarter of the year. This effect concerns, in particular, the coverage ratio of bad loans, which fell from 68.4% to 66.5%; On the other hand, there was an increase in the coverage ratio of Unlikely to pay exposure, which rose from 37.7% to 38.8%, partly conditioned by new (higher) coverage criteria on more vintage loans, and that of Non-performing past due loans, which rose from 22.8% to 26.3%, determined by the different coverage levels of the underlying guarantees.

The coverage ratio of non-performing loans to customers is lower than at 31 December 2023, when it was 49.1%. At individual administrative status level, the changes refer to the coverage ratio for bad loans (which went from 68.1% to 66.5%). Meanwhile the coverage ratio rose for Bad loans (rising from 37.6% to 38.8%) and for Non-performing past due loans (going from 21.7% to 26.3%).

Changes in gross exposure

				Non-performing	Total Non-
				past due	performing loans	Performing
abs/%		Bad loans	Unlikely to pay	exposures	to customers	loans	Total
Q/Q	abs.	(266.4)	31.3	14.8	(220.3)	688.6	468.3
	%	-16.8%	1.4%	17.6%	-5.7%	0.9%	0.6%
Y/Y	abs.	(62.6)	270.2	(32.1)	175.5	367.7	543.2
	%	-4.5%	13.7%	-24.5%	5.0%	0.5%	0.7%

Changes in coverage ratio

			Non-performing	Total Non-performing
			past due	loans	Performing
	Bad loans	Unlikely to pay	exposures	to customers	loans	Total
Q/Q	-1.9%	1.2%	3.5%	-1.4%	0.0%	-0.3%
Y/Y	-1.6%	1.2%	4.6%	-0.6%	0.0%	0.0%

2024 ANNUAL REPORT - Consolidated Report on operations

Other Financial Assets/Liabilities

As at 31 December 2024, the Group’s Securities Assets amounted to EUR 17.4 bn, down from 30 September 2024 (EUR -0.4 bn) in relation to financial assets held for trading (EUR -0.8 bn), while the other components and, in particular, securities from customers classified at amortised cost (EUR +0.2 bn) increased. It should be noted that the market value of the securities included in Loans to customers and banks at amortised cost was equal to EUR 9,838.5 mln and EUR 650.7 mln (with implicit capital losses of EUR 399.2 mln and EUR 86.9 mln, respectively).

The aggregate was up compared to 31 December 2023 (EUR +0.2 bn), especially in relation to the growth recorded in securities from customers classified at amortised cost (EUR +0.2 bn), partially offset by the decline in financial assets measured at fair value through other comprehensive income (EUR -0.1 bn).

On-balance-sheet financial liabilities held for trading were equal to EUR 1.6 bn as at 31 December 2024, down compared to 30 September 2024 (EUR 3.2 bn) and to the value recorded as at 31 December 2023 (EUR 1.8 bn).

As at 31 December 2024, the Net position in derivatives, a positive EUR 1.1 bn, was down compared to 30 September 2024 (positive for EUR 1.2 bn) and to 31 December 2023 (positive for EUR 1.4 bn).

				Chg. Q/Q		Chg. Y/Y
Items	31 12 2024	30 09 2024	31 12 2023	Abs.	%	Abs.	%
Securities assets	17,447.4	17,800.6	17,276.9	(353.2)	-2.0%	170.5	1.0%
Financial assets held for trading	3,764.4	4,537.9	3,810.6	(773.5)	-17.0%	(46.2)	-1.2%
Financial assets mandatorily measured at fair value	312.7	232.4	245.5	80.3	34.6%	67.2	27.4%
Financial assets measured at fair value through other comprehensive income	2,337.4	2,267.1	2,477.3	70.3	3.1%	(139.9)	-5.6%
Financial assets held for sale	57.6	0.0	0.4	57.6	n.s.	57.2	n.s.
Loans to customers measured at amortised cost	10,237.7	10,063.8	10,061.2	173.9	1.7%	176.5	1.8%
Loans to banks measured at amortised cost	737.6	699.4	681.9	38.2	5.5%	55.7	8.2%
On-balance-sheet financial liabilities held for trading	(1,617.9)	(3,216.5)	(1,823.2)	1,598.6	-49.7%	205.3	-11.3%
Net positions in Derivatives	1,060.2	1,237.3	1,414.6	(177.1)	-14.3%	(354.4)	-25.1%
Other financial assets and liabilities	16,889.7	15,821.4	16,868.3	1,068.3	6.8%	21.4	0.1%

	31 12 2024		30 09 2024		31 12 2023
Items	Securities assets	On-balance-sheet financial liabilities held for trading	Securities assets	On-balance-sheet financial liabilities held for trading	Securities assets	On-balance-sheet financial liabilities held for trading
Debt securities	16,877.7	-	17,281.8	-	16,677.8	-
Equity instruments and Units of UCITS	569.8	-	518.8	-	599.1	-
Loans	-	1,617.9	-	3,216.5	-	1,823.2
Total	17,447.5	1,617.9	17,800.6	3,216.5	17,276.9	1,823.2

BANCA MONTE DEI PASCHI DI SIENA

Interbank position

As at 31 December 2024, the Group’s net interbank position stood at EUR 6.1 bn in loans, higher than the net interbank loans for EUR 5.7 bn as at 30 September 2024 and the figure of EUR 2.2 bn as at 31 December 2023. The change from the previous quarter (EUR +0,4 bn) was impacted equally by transactions with central banks (Eur +0.2 bn) and the net position with banks (Eur +0.2 bn).

The change compared to the end of the previous year (EUR +3.9 bn) also refers to the evolution of transactions with central banks. In detail, the dynamics of 2024 were characterised by: (i) maturities of TLTRO tranches for EUR 5.5 bn, and (ii) access to MRO and LTRO auctions for around EUR 1.0 bn, whereas the level of the deposit facility was essentially in line with the previous year-end (EUR - 0.3).

Interbank balances

				Chg. Q/Q		Chg. Y/Y
	31/12/24	30/09/24	31/12/23	Abs.	%	Abs.	%
Loans to banks	2,068.3	2,264.8	2,582.2	(196.5)	-8.7%	(513.9)	-19.9%
Deposits from banks	1,301.0	1,226.5	1,350.6	74.5	6.1%	(49.6)	-3.7%
Demand deposits with banks (cash)	1,656.9	1,189.8	1,701.6	467.1	39.3%	(44.7)	-2.6%
Net position with banks	2,424.2	2,228.1	2,933.2	196.1	8.8%	(509.0)	-17.4%
Loans to central banks	565.5	588.8	526.8	(23.3)	-4.0%	38.7	7.3%
Deposits from central banks	8,510.9	9,016.4	13,148.2	(505.5)	-5.6%	(4,637.3)	-35.3%
Demand deposits with Central banks (cash)	11,617.9	11,896.0	11,907.5	(278.1)	-2.3%	(289.6)	-2.4%
Net position with central banks	3,672.5	3,468.4	(713.9)	204.1	5.9%	4,386.4	n.m.
Net interbank position	6,096.7	5,696.5	2,219.3	400.2	7.0%	3,877.4	n.m.

As at 31 December 2024, the operating liquidity position showed an unencumbered Counterbalancing Capacity of EUR 33.0 bn, an increase compared to 30 September 2024 (EUR 31.6 bn) and to 31 December 2023 (EUR 29.8 bn).

Other Assets

The item Other assets includes the value of diamonds, for EUR 53.5 mln, involved in the action taken by the Parent Company in 2018, that envisaged the payment to customers of a consideration up to an amount equal to that the latter originally paid to Diamond Private Investment to purchase the stones, with their simultaneous transfer to the Bank and finalisation of an appropriate transaction.

The item includes, inter alia, the tax credits originated as part of the concessions referred to in the “Cura Italia” and “Rilancio” Law Decrees (so-called Ecobonus and Sismabonus) for a balance sheet value of EUR 1,804.8 mln.

2024 ANNUAL REPORT - Consolidated Report on operations

Shareholders’ equity

As at 31 December 2024, the Shareholders’ equity of the Group and Non controlling interests was roughly EUR 11.6 bn, up by EUR 384 mln compared to 30 September 2024, mainly due to the positive result recorded in the quarter.

Compared to 31 December 2023 when it amounted to EUR 10.0 bn, Group Shareholders’ equity of the Group and Non controlling interests and Minority Shareholders’ Equity increased by EUR 1,670 mln, mainly due to the profit accrued in the 2024 financial year of EUR 1,951 mln, partly offset by the distribution in May 2024 of the dividend on 2023 profits of EUR 315 mln.

Reclassified Consolidated Balance Sheet

				Chg. Q/Q		Chg. Y/Y
Equity	31/12/24	30/09/24	31/12/23	Abs.	%	Abs.	%
Group Net Equity	11,649.0	11,264.9	9,978.5	384.1	3.4%	1,670.5	16.7%
a) Valuation reserves	60.4	64.5	27.9	(4.1)	-6.4%	32.5	n.m.
d) Reserves	2,184.3	2,181.0	445.3	3.3	0.2%	1,739.0	n.m.
f) Share capital	7,453.5	7,453.5	7,453.5	-	0.0%	-	0.0%
h) Net profit (loss) for the year	1,950.8	1,565.9	2,051.8	384.9	24.6%	(101.0)	-4.9%
Non-controlling interests	0.3	0.4	0.7	(0.1)	-25.0%	(0.4)	(0.6)
Shareholders’ equity of the Group and Non-controlling interests	11,649.3	11,265.3	9,979.2	384.0	3.4%	1,670.1	16.7%

Capital adequacy

Regulatory capital and statutory requirements

As a result of the conclusion of the SREP conducted with reference to the figures as at 31 December 2022 and also taking into account the information received after that date, with the submission in December 2023 of the 2023 SREP Decision, the ECB asked the Parent Company to maintain, effective from 1 january 2024, a consolidated TSCR level of 10.75%, which includes 8% as a Pillar 1 minimum requirement (“P1R”) pursuant to Article 92 of the CRR and 2.75% as Pillar 2 additional requirement (“P2R”), which must be respected at least for 56.25% with CET1 and at least 75% with Tier 1.

With regard to Pillar 2 Capital Guidance (P2G), the ECB expects the Parent Company to adapt, on a consolidated basis, to a requirement of 1.15%, to be fully met from Common Equity Tier 1 capital in addition to the overall capital requirement (OCR). Failing to comply with this capital guideline is not, at any rate, equivalent to failing to comply with the capital requirements.

Lastly, it should be noted that as of 1 January 2019, the Capital Conservation Buffer (CCB) is 2.5%, and that as from 1 january 2024, the Group is no longer required to comply with the O-SII Buffer as it has not been identified for the year 2024 and 2025 by the Bank of Italy as a systemically important institution authorised in Italy. In addition, as from 31 December 2024 2024, the Group has to comply with the Systemic Risk Buffer (SyRB) of 1% of credit and counterparty risk-weighted exposures to Italian residents, which is to be achieved gradually by building up a buffer of 0.5% of material exposures by 31 December 2024 and the remaining 0.5% by 30 June 2025.

Accordingly, the Group must meet the following requirements at the consolidated level as at 31 December 2024:

•	CET1 Ratio of 8.93%;

•	Tier 1 Ratio of 10.95%;

•	Total Capital Ratio of 13.64%.

These ratios include, in addition to the P2R, 2.5% for the Capital Conservation Buffer, 0.028% for the Countercyclical Capital Buffer (CCyB)14 and 0.36% for the Systemic Risk Buffer.

14	Calculated considering the exposure as at 31 December 2024 in the various countries in which MPS Group operates and the requirements established by the competent national authorities.

BANCA MONTE DEI PASCHI DI SIENA

It should be noted that as part of the SREP 2023, the Parent Company received the SREP Decision 2024. Specifically, it is indicated that the Parent Company must maintain, effective form 1 January 2025, a consolidated TSCR level of 10.50% which includes 8% as a minimum Pillar 1 requirement pursuant to Article 92 of the CRR and an additional Pillar 2 requirement of 2.50%, down from the 2024 level of 2.75%, of which at least 56.25% must be met with CET1 and at least 75% with Tier 1. Furthermore, with regard to P2G, the ECB expects BMPS to maintain, on a consolidated basis, a requirement of 1.15%, to be met entirely with Common Tier 1 capital in addition to the overall capital requirement.

As at 31 December 2024, the Group’s level of capital on a transitional basis was as shown in the following table:

			change vs. 31 12 2023
Categories / Values	31 12 2024	31 12 2023	Abs.	%
OWN FUNDS
Common Equity Tier 1 (CET1)	8,847.4	8,726.7	120.7	1.38%
Tier 1 (T1)	8,847.4	8,726.7	120.7	1.38%
Tier 2 (T2)	1,112.1	1,680.4	(568.3)	-33.82%
Total capital (TC)	9,959.5	10,407.1	(447.6)	-4.30%
RISK-WEIGHTED ASSETS
Credit and Counterparty Risk	36,675.0	36,047.8	627.2	1.74%
Credit valuation adjustment risk	261.6	398.2	(136.6)	-34.30%
Market risks	1,840.2	2,121.1	(280.9)	-13.24%
Operational risk	9,613.4	9,531.9	81.5	0.86%
Total risk-weighted assets	48,390.2	48,099.0	291.2	0.61%
CAPITAL RATIOS
CET1 capital ratio	18.28%	18.14%	0.14%
Tier1 capital ratio	18.28%	18.14%	0.14%
Total capital ratio	20.58%	21.64%	-1.06%

Compared to 31 December 2023, the CET1 recorded an increase of EUR +121 mln.

This change is essentially attributable, on the positive side, to the inclusion in CET1 of a portion of the result for the year to 31 December 2024, the decrease in deductions from intangible assets (software) and the introduction of the prudential filter relating to the Other Comprehensive Income (OCI) reserve on government bonds (positive effect of EUR 28 mln), and on the negative side to the increase in deductions relating to DTAs (Deferred Tax Assets that are based on future profitability and do not arise from temporary differences).

The prudential filter relating to the OCI Reserve on government bonds, a temporary treatment, applicable from 30 September 2024 to 31 December 2025, allows the exclusion from CET1 of unrealised profits and losses accumulated as from 31 December 2019, accounted for under the financial statement item ‘Changes in fair value of debt instruments measured at fair value recognised in other comprehensive income’, with reference to exposures to central administrations, provided that these exposures are classified as performing financial assets.

Tier 2 fell by EUR -568 mln compared to the end of December 2023, mainly due for EUR -574 mln to the low contribution from Tier 2 subordinated instruments and for EUR +5 mln to the increase in the contribution to Tier 2 of the excess value adjustments over expected losses.

Hence, the Total Capital Ratio reflects an overall decrease in own funds of EUR -448 mln.

RWA increased slightly by EUR +0.3 bn. Specifically, while credit risks (EUR +0.6 bn) and operational risks (EUR +0.1 bn) increased, market risks (EUR -0.3 bn) and CVA (EUR -0.1 bn) decreased.

As at 31 December 2024, the Parent Company, on a consolidated basis, meets all capital requirements, including those related to the P2G.

As at 31 December 2024 the Group, on a transitional basis, has a 7.2% leverage ratio, higher than the regulatory minimum of 3%.

2024 ANNUAL REPORT - Consolidated Report on operations

MREL capacity

Pursuant to Article 45 of Directive 2014/59/EU, as amended, banks must at all times respect a minimum own funds and eligible liabilities (MREL) requirement in order to ensure that, in the event of application of the bail-in, they have sufficient liabilities to absorb losses and to ensure compliance with the Tier 1 Capital requirement envisaged for authorisation to carry out banking activities, as well as to generate sufficient trust in the market.

With the letter of 29 November 2024, the Parent Company received from the Bank of Italy, in its capacity as Resolution Authority, the decision SRB/EES/2024RPC/57 of the Single Resolution Committee on the calculation of the minimum requirement for own funds and eligible liabilities.

As from 29 November 2024, the Parent Company must comply, on a consolidated basis, with an MREL for 23.59% in terms of TREA, to which the Combined Capital Reserve Requirement (CBR) of 2.89% must be added, as well as 6.43% in terms of LRE. To these must be added the additional subordinated MREL requirements, to be met with own funds and subordinated instruments, equal to 13.99% of TREA, to which the CBR must be added, and 6.43% of LRE.

As at 31 December 2024, the Group values were higher than the requirements:

•	an MREL capacity of 28.50% in terms of TREA and 11.19% in terms of LRE (“Leverage ratio exposure measure”); and

•	an MREL subordination capacity of 21.24% in terms of TREA and 8.34% in terms of LRE.

In this regard, please note that the Group’s funding strategies aim to guarantee - as concerns public bond issue plans in particular - the constant fulfilment of MREL requirements.

BANCA MONTE DEI PASCHI DI SIENA

Tax position of Group

National Consolidated Taxation MPS Group

Since 2004, the Parent Company has opted for the national consolidation taxation mechanism (Article 117 et seq. of the T.U.I.R. Consolidated Tax Act). The scope of the MPS Group’s tax consolidation as at 31 December 2024 includes: Banca Monte dei Paschi di Siena S.p.A., Monte Paschi Fiduciaria S.p.A., Wise Dialog Bank S.p.A., Aiace Reoco s.r.l. in liquidation, MPS Tenimenti Poggio Bonelli e Chigi Saracini soc. agricola S.p.a.

Net deferred tax assets (net DTAs)

As at 31 December 2024, the Group’s situation was as follows:

DTAs	Recognised on balance sheet as at 31 12 2024%		Not recognised on balance sheet as at 31 12 2024%		Total potential DTAs as at 31 12 2024%
Converible DTAs Law 214/2011	354.5	14.6%		0.0%	354.5	8.8%
Non convertible tax losses	1,512.2	62.2%	1,587.5	100.0%	3,099.7	77.1%
Excess ACE (Allowance for Corporate Equity)	10.3	0.4%	0.0	0.0%	10.3	0.3%
Other non -convertible	555.7	22.8%	0.0	0.0%	555.7	13.8%
	2,432.6	100.0%	1,587.5	100.0%	4,020.1	100.0%

The values of deferred tax assets are presented net of offsetting deferred tax liabilities

The following timing is estimated for the recovery of the aforementioned DTAs recognised in financial statements:

Recovery DTAs trend
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
Net DTAs
Current value
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
Period
A - Convertible under Law 214/2011
B - Non convertible losses
C - Other non convertible

2024 ANNUAL REPORT - Consolidated Report on operations

The amount of DTAs recognised in financial statements in general may be subject to fluctuations, including substantial ones, between one financial year and the next, since the related measurement process is based also on variables often outside the company’s control, each of which is capable of significantly influencing future taxable income, which is the extent to which the DTAs can be recognised.

The MPS Group is characterised by the fact that it has significant consolidated tax losses accrued in past years. Moreover, having made significant increases in its capital endowment (capital increases), it was entitled until 2023 to the corporate capitalisation incentive facility (formerly ACE). Under the relevant legislation, under the probability test, for purposes of offsetting against prospective taxable income, the ACE deduction had to be calculated before offsetting past consolidated tax losses. As a result of this hierarchy in the calculation of tax losses and the ACE deduction, successive regulatory changes over time, which have affected the size and, most recently, the existence of this benefit, have led to a significant volatility in the amount of DTAs from consolidated tax losses recognisable in the financial statements of recent years, with a corresponding impact on the tax item in the income statement.

With the repeal of the ACE, ordered by Article 5 of Legislative Decree No. 216 of 30 December 2023, effective as from 2024, in the current regulatory scenario, the main factor that determines the volatility of the amount of DTAs recognised in the financial statements is represented by the periodic review of the income outlook, which must obviously take into account not only the internal situation of the Group, but also the general economic scenario. In this context, on 5 August 2024 the Board of Directors of the Parent Company approved a Business Plan for the period 2024-2028, which envisages consolida-tion and strengthening of the Group’s income growth. The estimate of taxable income for future years, for the purposes of the probability test, was therefore based on the assumption that in the three-year period 2025-2027 the Groups’operating results envisaged in the income projections contained in the aforementioned Business Plan would be achieved; For the estimation of taxable income for subsequent years, starting from 2028, it was further assumed that a pre-tax profit (cap) would be achieved which, projected over the subsequent years for the 20-year period considered by the probability test and revalued at a growth rate g of 2% per annum, would allow for a Group return on equity (ROE) not exceeding the average ROE recorded in the banking sector over the last 20 years (“trend average income”).

For further information, please refer to paragraph 11.8 Other information of the Notes to the consolidated financial statements - Part B - Information on the balance sheet in these financial statements.

Prior years’ tax losses and ACE benefit

Prior years’ tax losses from MPS tax consolidation amounted to EUR 11.5 bn (of which only EUR 5.5 bn with DTA recognised). The ACE benefit accrued up to 31 December 2023 was used in full to offset taxable income, with the exception of a surplus of approximately EUR 294 mln that can be carried forward by the Parent Company for the purposes of the IRES surcharge.

DTA fee

With specific reference to convertible DTAs pursuant to Italian Law 214/2011, the companies participating in the tax consolidation the MPS Group have chosen, through the Parent Company, the system envisaged by Article 11 of Italian Law Decree 59/2016.

Note that, against the commitment to pay the related fee, the participation of MPS Group in the option pursuant to art. 11 of Italian Law Decree 59/2016 guarantees the right to convert DTAs into tax credit referred to in Italian Law 214/2011 when the conditions envisaged by the law are met.

The amount of the fee paid in 2024 was approximately EUR 61 mln. A slow decrease in the amount of the fee due is estimated for subsequent financial years, since the MPS Group will be in a position of paying relatively low taxes, given the large amount of past tax losses.

Extraordinary tax on the increase in net interest income

Article 26 of Italian Decree-Law no. 104 of 10 August 2023 (converted into Law no. 136 of 9 October 2023) introduced an extraordinary tax (one-off) to be borne by banks calculated on the increase in the net interest income the so-called “Windfall tax on excess profit”. This tax is determined by applying a rate of 40% on the amount of the net interest income for the year 2023 which exceeds the net interest income for the year 2021 by at least 10%, however the amount due may not exceed one 0.26% share of Risk-Weighted Assets as at 31 December 2022 (the “cap”).

For the Group banks to which the aforementioned provisions became applicable again (Banca MPS and Banca Widiba), the potential tax liability amounted to a total of approximately EUR 125 mln (amount determined as a result of the applicability of the cap provided for by the provision). The Group’s banks, however, availing themselves of the option provided for by the aforementioned regulations, in lieu of paying the tax, at the time of approval of the financial statements as at 31 December

BANCA MONTE DEI PASCHI DI SIENA

2023 resolved to allocate a portion of the 2023 profit for the year, equal to 2.5 times the amount of the tax due, to the creation of a special non-distributable reserve. The amount of such reserve is equal to approximately EUR 313 mln (of which EUR 308.9 mln pertains to Banca MPS and EUR 3.7 mln pertains to Banca Widiba).

It should be noted that in the event that the reserve is subsequently used for the distribution of profits, the regulations provide that the tax due, increased by the interest rate on deposits with the ECB as of 30 June 2024, must be paid within 30 days of the relevant resolution of the shareholders’ meeting.

Pillar 2 – Global Minimum Tax

In implementing the principles set forth in Italian Law no. 111 of 9 August 2023, Italian Legislative Decree no. 209 of 27 December 2023 has transposed into Italian law the Council Directive (EU) 2022/2523 of 15 December 2022, aimed at ensuring a minimum global level of taxation for large multinational groups of companies and large-scale national groups in the Union, according to the common approach shared at international level.

The Directive transposes into the single market the main core of the global agreement on the so-called Pillar 2 reached at the OECD/G20, which aims to introduce a global minimum effective taxation of multinational companies (“global minimum tax”, also known as GMT), providing for a coordinated system of rules (so-called Model Rules or GloBE Rules) capable of ensuring that large groups of companies are subject to a minimum level of taxation at least equal to 15% in each of the countries where these groups operate and generate income, in order to achieve a level playing field between companies at a global level, putting a brake on tax competition implemented through a race to the bottom in tax rates and, therefore, promoting efficient investment decisions and localisation of business activities.

In order to guarantee a minimum level of taxation of multinational or national groups of companies, the aforementioned Legislative Decree 209/2023, borrowing the system of rules adopted by the OECD (albeit with certain amendments aimed at ensuring compatibility with EU law), orders additional taxation to be levied in Italy through:

a)	the minimum integrative tax (known as IIR, “Income Inclusion Rule”), payable by the Parent Company or ultimate controlling entity, residing in Italy, of a multinational group or a domestic group, in relation to the companies belonging to the group, that are subject to low taxation in the country where they are located; and

b)	the “minimum supplementary tax” (known as UTPR, “Undertaxed Profits Rule”), due by one or more companies, residing in Italy, of the multinational group in relation to those companies of the group that are located in low-tax countries only when the equivalent minimum supplementary tax has not been charged, in whole or in part, in other countries;

c)	the domestic minimum tax (known as QDMTT, “Qualified Domestic Minimum Top-Up Tax”) due in relation to all the companies of a multinational or national group subject to low taxation located in Italy.

The following implementing decrees outlined the relevant legislation in their respective fields of application:

•	Ministerial Decree of 20 May 2024 (Simplified Transitional Schemes),

•	Ministerial Decree of 1 July 2024 (Minimum National Tax”),

•	Ministerial Decree of 11 October 2024 (Reduction of the tax base of the minimum tax arising from substantial economic activity known as SBIE),

•	Ministerial Decree of 20 December 2024 (Miscellaneous Provisions Implementing the Global Minimum Tax),

•	Ministerial Decree of 27 December 2024 (Regulation of deferred taxation in the transitional period).

The regulations apply to groups with consolidated annual revenues of at least EUR 750 mln (threshold that must be exceeded in at least two of the four financial years immediately prior to the one considered), with effect from 1 January 2024.

The MPS Group, being a multinational Group (with Banca MPS as parent company, or UPE “Ultimate Parent Entity”), integrates the subjective prerequisites for the application of the new tax, therefore it is potentially impacted by said tax, in particular, having regard, besides Italy, to the additional jurisdictions where subsidiaries or branches are present, as listed here: France, Ireland and China.

In this regard, it is worth highlighting that France, Ireland and Italy, in addition to having implemented the IIR and the domestic minimum tax (DMTT), have also obtained, on a transitional basis, the “qualified” status and, with reference to the domestic minimum tax, also the “safe harbour” status (see list of qualified jurisdictions published on the OECD institutional website on 15 January 2025 and the related MEF press release of 23 January 2025).

2024 ANNUAL REPORT - Consolidated Report on operations

Based on the estimates made, it is believed that the potential impact of the new tax on the Group’s balance sheet and income statement can be considered insignificant, and can be summarised as follows:

i.	the Global Minimum Tax rate (15%) is significantly lower than the estimated effective tax rate applicable for Group companies located in both Italy and France,

ii.	with reference to the branch located in China (Shanghai), the Parent Company, also in consideration of the closure activities currently underway (whose conclusion is scheduled by the end of 2025), could benefit from the “de minimis exclusion”, envisaged by regulations on simplified transitional regimes,

iii.	with reference to the Group’s only company located in Ireland (Axa MPS Financial DAC Ltd, a company that can be classified, under Pillar 2 regulations, as “jointly controlled”, in which Banca MPS holds an indirect interest equal to 50% of the capital), no minimum top-up tax would be payable in Italy by the Parent Company BMPS due to the “safe harbour” status of the QDMTT (“Qualified Domestic Minimum Top-up-tax”) envisaged by local legislation.

Current Tax Assets

As at 31 December 2024, the Group’s current tax assets amounted to EUR 104 mln. Part of this amount, namely EUR 58 mln (amount net of value adjustments of EUR 17 mln), is represented by tax credit that have already been claimed for refund, therefore, generating interest to the extent set forth in the specific applicable tax law provisions (for income tax at 2% annually). Other current tax assets, equal to EUR 46 mln (amount net of the current IRAP payable, for EUR 61 mln, and the current IRES payable, for EUR 35 mln) are represented by tax credit (non-interest-bearing) available for use in offsetting against future tax payables, and include IRAP credits generated by the transformation of ACE surpluses, IRES and IRAP payments on account, IRES withholdings, and tax credits generated by the transformation of DTAs (pursuant to Law 214/2011 and Article 55 of Decree-Law 18/2020).

VAT Group

The 2024 financial year was the sixth year of validity of the “MPS VAT Group”. With reference to the 2024 tax year, the MPS VAT Group includes the following 7 companies: Banca Monte dei Paschi di Siena S.p.A., Cirene Finance S.r.l., G. Imm. Astor S.r.l., Monte Paschi Fiduciaria S.p.A., MPS Covered Bond S.r.l., MPS Covered Bond 2 S.r.l., Wise Dialog Bank S.p.A..

These companies constitute a single entity for VAT purposes, attributable to the “representative” (the Parent Company), with the attribution of a single VAT number. As a result:

•	all transactions between these companies are, as a rule, not relevant for VAT purposes, although some transactions between separate activities continues to be relevant;

•	all legal obligations (settlement, payment, annual VAT return, and periodic communications) as well as the administrative (and criminal) liability are centralised within the Parent Company.

With regard to liability profiles, the other parties belonging to the VAT Group, on the other hand, are jointly and severally liable for the payment of tax, interest and penalties, regardless of the party to which any alleged violation is specifically attributable.

Tax disputes

For further information relative to tax disputes, please refer to “Section E of the Notes to the consolidated financial statements - 1.5 Operational Risks, “Main types of legal, employment law and tax risks”.

BANCA MONTE DEI PASCHI DI SIENA

Research, Development and Innovation

Also in 2024, the Group’s Research, Development and Innovation activity is constantly focused on finding customer-oriented solutions with the aim of identifying breakthrough technologies and systems to improve processes and services through the adoption of increasingly efficient management and interaction models.

In relation to internal processes, the digital and IT strategy focused on increasing levels of automation and procedural integration and on the dematerialisation of documents, ensuring compliance with regulatory developments.

The IT strategic plan presided over the evolution of Information Technology and Information Security in terms of organisation, infrastructure, applications and security, in support of the objectives defined in the Business Plan.

In this context, the Three-Year Logical Security Plan has activated operational plans aimed at enhancing the security posture in the face of the evolution of information systems and infrastructures and, above all, in the face of the continuous threats arising from the context outside the Group.

As at 31 December 2024, the software recognised under intangible assets totalled EUR 147.2 mln and related to the following projects:

•	Digitalisation Software Projects (EUR 77.5 mln);

•	Technological Renewal and Licensing Projects (EUR 30.9 mln);

•	Commercial Development Projects (EUR 28.2 mln);

•	Other Software Projects (EUR 10.6 mln).

Outsourced services

The most important contracts for services outsourced to companies outside the Group are reported below.

Fruendo and Accenture (back-office services)

The outsourcing activity is governed, as from 26 July 202115 in a single master service agreement (MSA), concerning the provision of back office services provided by Fruendo in favour of the Parent Company and its subsidiaries.

The services covered by the MSA concern: Branch Assistance; Back Office Network (cheques, transfers, F24 proxies, CC settlements, document centre, invoice advances, commercial collections, bills, transferability, other centralised services); Credit (litigation back office, centralised guarantee management, back-office intermediaries and third-party networks, other centralised credit services); Payment Document Management (payable cycle, condominiums and rents, utilities and taxes); Banking Investigations, Logistics (mail, clerks and doormen, car fleet); Payment and Correspondent Services (foreign portfolio, correspondents, payment cards, collections, mortgages, succession, various services, back office Leasing and Factoring); Widiba (back-office Financial Advisers, Transferability, Collections and other Widiba Operations).

The MSA expires on 31 December 2031. The Parent Company has the right to withdraw with eighteen months’ notice, to be communicated in the first two months of 2024 (option not exercised) and 2028, incurring a penalty.

The fees for the services provided by Fruendo are fixed for the entire contract duration and decrease over time to take into account efficiency and expected technology developments.

Nexi (payment services)

ATM management for the MPS Group. The outsourcing agreement, which dates back to 2009 and has been amended from time to time, concerns services related to the management of ATM equipment: in particular ATM terminal maintenance services, warehouse management, ATM activation and commissioning services and maintenance assistance, Help Desk and monitoring.

Provision of credit card management services. The MPS Group’s credit card management agreement dates back to September 2012 and has been subject to additions and amendments over time. The services provided by Nexi concern a full outsourcing of the credit card issue and management process.

Interbank Corporate Banking. The agreement for the Interbank Corporate Banking Service - CBI Global Banking Web - was signed on 30 June 2011 and subsequently amended and integrated. The service consists of all IT, technical and operational structures designed to provide the functionalities envisaged in the ABI provisions through the CBI Consortium, in particular:

15	The original agreement signed on 29 December 2013 with effect from 1 January 2014 between the Parent Company and Fruendo and Accenture respectively, from 26 July 2021 is governed by a single MSA that combines the two previous ones following the acquisition of control of Fruendo by Accenture and subsequent transfer of the latter’s contract to Fruendo.

2024 ANNUAL REPORT - Consolidated Report on operations

•	payment/collection management (SEPA compliant);

•	document, reporting and reconciliation management.

The service establishes a direct channel between the Group’s banks and their customers and allows users to:

•	receive information relating to the relationships with their banks;

•	forward the electronic instructions to the recipient banks.

Prepaid cards. The contract was signed in August 2019 and relates to the outsourcing of the management of Business and Consumer “international” prepaid cards, including IT and Back Office services.

Payment services on international circuits referring to international debit cards. The purpose of the agreement signed in December 2020 is the performance by Nexi Payments S.p.A., as licensee for the payment circuits, of the activities related to the issue and management of payment services relating to debit cards with international circuits.

BANCA MONTE DEI PASCHI DI SIENA

Main risks and uncertainties

Risk identification

The Group’s main risks and uncertainties are credit risk, market risk (including interest rate risk on the banking book and issuer risk) and operational risk (including legal and cyber risk), business and strategic risk as well as liquidity risk for the funding risk components and short term liquidity risk.

There are also other risks and uncertainties related to the potential outcomes of regulatory stress tests, supervisory authority assessments, reputational risk, risks related to the economic and political environment, real estate risks, and climate and environmental risks.

The risks classified as high as well as other risks to which the Group is exposed are described in more detail below.

Credit risk

Lending represents the Group’s core business and the main risk component, accounting for about half of the Group’s total risk-weighted assets (and more than half of the Group’s Pillar 1 risk-weighted assets). The classification as high risk remained unchanged compared to the previous year, especially given the uncertainties intrinsic to the general and sector macroeconomic context.

In detail, the continuing international geopolitical tensions arising from the Russia-Ukraine conflict and escalating tensions in the Middle East, with negative security and cost impacts on international trade, could have a negative impact on the ability of the Group’s customers to meet their obligations and hence cause a significant deterioration in the credit quality of the Parent Company and/or the Group, with possible negative effects on activities and the financial situation of the Parent Company and/or the Group.

Furthermore, any fluctuations in real estate indices could result in a reduction in the value of mortgage guarantees on loans disbursed which, in conjunction with the presence of counterparty insolvency events, also due to the changed macroeconomic scenario, would make higher provisions necessary, with negative effects on the Group’s results. Similarly, a deterioration in real estate sector performance could result in a decrease in the solvency of counterparties operating in construction, leasing and/or the purchase and sale of real estate which, impacting sale and/or lease prices, influences the economic and financial situations of the financed companies, triggering a deterioration in the credit quality of the Group’s loan portfolio.

In this context, in 2024 the Group continued to monitor the entrusted companies operating in the real estate sector, while, on non-performing loans, it continued its activities aimed at containing the stock of NPLs.

Market risk

Market risk remains a significant risk to which the Group is exposed given the potential volatility of the underlying variables, in a general context of uncertainty still characterised by an adverse geopolitical scenario, with the continuation of the war in Ukraine and conflicts in the Middle East. Although the inflation rate is close to the ECB’s target rate, there remains a risk of recession in the EU, with price levels above the pre-inflationary shock, affecting consumption and businesses and consequently the financial markets. Monetary policies remained on an accommodative path during the year, with the risk, in the event of a tightening of the geopolitical environment, of a slowdown in the decline of rates and a rise in credit spreads.

In particular, the reference to market risk relates to sovereign exposures of both the trading book and of the banking book although the trend during the year on the banking book in FVOCI (Fair Value through Other Comprehensive Income), showed a decrease in overall exposures concentrated on Italian government bonds, with a gradual diversification of the portfolio towards core European government securities (EU issues). The points of attention include the exposure and concentration in Italian government bonds in terms of issuer risk, for positions mainly classified at amortised cost and the portfolio’s relative vulnerability to unfavourable changes in market conditions, particularly on interest rates and Italy’s credit spread, regarding securities in FVOCI. In this context, as a condition of greater capital stability, we Highlight the Groups’ decision to apply the temporary prudential filter up until December 2025 to positions in FVOCI16.

Since the June meeting, the ECB inaugurated a series of cuts in the cost of money in the Eurozone (the last cut announced at the March meeting), which brought the main refinancing rate to 2,65% from 4.5% at the beginning of 2024: the contraction of inflation expected in 2026/2027 and a clear deterioration in the economic environment (resulting in adjusted downward growth forecasts) are directing the market to price further expansionary actions by the Central Bank up to the neutral rate, currently seen in a range of 1.75%-2.25%, in the second half of 2025.

16	See Article 468 of Regulation (EU) 2020/873, regarding the option, reintroduced by the new prudential regulation “CRR3”, to sterilise from regulatory capital the positive and negative effects of the OCI reserve on government bonds, previously in force from June 2020 until December 2022 as part of the measures in response to the pandemic.

2024 ANNUAL REPORT - Consolidated Report on operations

The Group’s strategic decision to gradually reduce its exposure to interest rate risk made it possible to optimise and, at the same time, defend the net interest income while preserving the economic value of capital in the medium to long term: the reshaping of hedges of both securitised and commercial assets and a targeted management of hedges of securitised liabilities, made it possible to achieve an adequate level of sensitivity in terms of changes in both the prospective margin and the economic value of capital.

Pending the monitoring of macroeconomic developments within the European Union (in particular the political/economic situation in Germany and France) and the geopolitical framework (Middle East and Ukraine) as well as verifying the actual orientation of the new US President Trump with regard to foreign policy, the Group’s strategy will essentially remain the same as that undertaken in 2024 with the objective of further reducing the exposure to interest rate risk in defence of the net interest income.

Operational risk

Operational risk is defined as the risk of incurring losses deriving from the inadequacy or the failure of processes, human resources, and internal systems, or from external events, including legal, conduct and IT & security risk. The classification as high risk remained, conservatively, unchanged from the previous year despite the positive trend in civil and criminal judgments since the last quarter of 2023, especially with regard to legal disputes referring to: (i) to capital increases, in particular criminal proceedings 33714/16 and 29877/22 concerning false corporate communications in relation to the 2013-2017 financial statements and the 2015-2016 half-yearly reports, and (ii) to disposals of non-performing loans for which the uncertainties are linked to the outcome of pending litigation for alleged breaches of contractual clauses (Representations & Warranties).

In consideration of the centrality of the Information System and the technological innovations supporting the Group’s strategic plan, among the other components of operational risk, the latter pays particular attention to ICT and security risk, also due to the evolution of the regulatory context, technological developments and uncertainties linked to the continuous changes in the landscape of external threats. These risks are governed by a specific framework, recently adapted to the provisions of the European DORA Regulation, and by activating continuous monitoring and mitigation actions on specific risk areas. As part of the strengthening of the risk culture, staff training and awareness-raising on cyber risk are continuously carried out.

Business and strategic risk

Business and strategic risk is defined as current and/or prospective risk of incurring unforeseen losses generated by high business volatility (business risk), incorrect strategic decisions and/or low response to changes in the competitive environment (strategic risk).

Although, at the moment, the profitability indicators are more than in line with the 2024-2028 Plan (for further details please refer to paragraph “2024-2028 Group Business Plan” included in these Consolidated Report on operations), the rapid evolution of the economic and technological context represents a significant challenge for the Group and its ability to effectively develop the current business model while maintaining adequate recurring returns and ensuring long-term sustainability, even in a substantially different environment, as well as maintaining adequate levels of capital.

In this scenario, the Group analyses and reviews its strategic initiatives to respond to the changes underway and the ex-pected challenges.

Funding risk e Liquidity risk

In general, during 2024, the Group’s liquidity profile remained at very strong levels.

With regard to funding risk, the sustainability of the funding profile (understood as the ability to finance banking activities with stable resources) remains high, as evidenced by the levels of medium/long-term liquidity indicators.

With reference to short-term liquidity risk, after experiencing liquidity stress in the past, the Group has maintained, in recent years, short-term liquidity indicators at very high levels, even after the maturity in March and June 2024 of long-term refinancing transactions (TLTROs) with the ECB for a total of EUR 5.5 bn, partially replaced by new short-term auctions (MROs/ LTROs) with the ECB. As at 31 December 2024, the total amount of ECB auctions was EUR 8.5 bn (EUR 3.5 bn in MROs and EUR 5.0 bn in LTROs), down compared to EUR 13 bn at the end of December 2023.

Regardless of the adequacy levels, the classification of liquidity risk remains high due to its specific nature, as fast-moving, systematic or idiosyncratic crises may develop, with immediate and strong repercussions on both customer behaviour and market access.

BANCA MONTE DEI PASCHI DI SIENA

Other risks and uncertainties

Risks associated with regulatory stress tests

As part of prudential supervisory activities, the ECB, in cooperation with the EBA and the other competent Supervisory Authorities, performs periodic stress tests on supervised banks in order to check bank resilience with respect to baseline and adverse macroeconomic scenarios. The impact of these tests depends on assessment methodologies, stress scenarios and the outcome of the quality assurance activities taken as a reference by the Supervisory Authorities. The Montepaschi Group is therefore exposed to the uncertainties arising from the outcome of these exercises, consisting of the possibility of incurring a potential tightening of the capital requirements to be met, if the results bring to light particular Group vulnerability to the stress scenarios assumed by the Supervisory Authorities. It is recalled that the Group was included in the sample of banks called to perform the next EBA EU-wide Stress Test, which will take place in the first half of 2025.

Risks associated with audits by Supervisory Authorities

The Group is exposed to the risk that following assessments of the Supervisory Authorities, procedural gaps could be identified implying the need to adopt organisational measures and strengthen the oversight mechanisms aimed at making up for such gaps. Any inadequacy of the corrective actions and the remediation plans undertaken by the Bank to incorporate any Supervisory Authority recommendations could have significant negative effects on the Group’s profit and loss, financial position and/or cash flows and possible penalty proceedings, including bans, with resulting reputational impacts.

Risks related to the economic-political context

The Group’s results are influenced by the general economic context and the financial market trend and, in particular, the economic performance of Italy as the country in which the Group almost exclusively operates.

In a phase of relative slowdown in the global cycle, the context remains characterised by high uncertainty related to evolving geopolitical tensions; the continuation of the war in Ukraine, the fragility of the Israeli-Palestinian truce, and the economic and international policy stances that will characterise the new US administration after the recent elections, condition the international and domestic growth prospects with impacts on the Group’s business dynamics. A possible escalation of ongoing conflicts, with repercussions on energy markets and trade channels, represents a risk for the ongoing global inflation moderating process. Although the central banks have started to ease monetary policy, a less decisive reorganisation of prices could force them to keep key interest rates at high levels for longer than expected, which would further slow down the economy and fuel tensions on the financial markets. New balances in international political governance may also affect the economic environment.

The possibility of a return to protectionist trade policies on the part of the United States, its hypothetical and progressive disengagement from climate, health and defence policies, a strong control of migration flows and a lesser containment of US public accounts could have negative repercussions on global growth in the medium term. In Europe, the renewed Euro-pean Parliament and the new EU Commission are expected to face particularly challenging and debated EU decisions, such as: support for Ukraine, definition of trade relations with China, reaction to the possible imposition of trade tariffs by the US, capital market union or completion of the banking union. Among the member states, France and Germany face a crisis in their governments. The friction between the US and China in the Pacific and the reduced dynamism of the Chinese economy, affected by the crisis in its domestic real estate market, are additional risk factors for the global economic scenario.

At domestic level, incomplete or delayed implementation of the measures envisaged in the National Recovery and Resilience Plan (NRRP) review could provide less support to growth in a domestic demand context that is still moderate. The required restriction on national tax policy, in light of the entry into force of the reform of EU budget rules and the opening infringement proceedings against Italy for its excessive deficit could weigh on households’ disposable income and on business profits. At the same time, a budgetary policy perceived as not fully in line with the goal of sustainability of public accounts, in a context of lower expected growth and increased interest expenses, could negatively affect the perception of Italy as a risk, fuelling the rise in the spread and further tightening funding conditions. Furthermore, on the business side, Italian foreign demand may be affected by the difficulties of the industrial sector in Germany, which is Italy’s largest trading partner, and may be affected by the possible imposition of trade tariffs on American markets. If such risks result in stagnation or a recession in the Italian economy in the medium term, this could negatively affect the main banking aggregates and there could be potentially significant impacts on the economic and financial position of the Bank and the Group. In particular, for the banking sector, there could be a decline in demand for credit, a decrease in customer funding primarily with reference to businesses, a slowdown in ordinary banking activity, a deterioration in the loan portfolio with a simultaneous increase in non-performing loans and situations of insolvency, a deterioration in revenues and increase in adjustments to receivables, with negative effects on the Group’s business and economic, financial and asset situation. New inflationary pressures could also lead to an increase in operating costs.

Lastly, note that any significant deviations between the actual macroeconomic dynamics and those assumed in the long-term planning processes could have repercussions on the Group’s operating results and on the prospective economic, equity and/or financial situation of the Group.

2024 ANNUAL REPORT - Consolidated Report on operations

Climate-related and environmental risks

The Group is exposed to environmental risks linked or not to climate change, which are divided into i) physical risk, i.e. the risk that extreme natural climatic events (acute physical risk), progressive climatic changes (chronic physical risk) or events affecting ecosystems (non-climatic physical environmental risk) may directly or indirectly cause material damage decline in productivity and disruption of the production chain with negative impact on both the ability of households and businesses to meet their financial commitments and on the value of collateral provided; and ii) transition risk arising from possible losses that an entity may incur, directly or indirectly, as a result of the adjustment process towards a “low-carbon economy” (climate transition risk) or towards a more sustainable use and impact of ecosystem assets (non-climate environmental transition risk).

In addition, physical and environmental transition risks (climatic and non-climatic) may cause the Group to incur losses resulting directly or indirectly from lawsuits or generate reputational damage if the entity is perceived to be associated with activities or individuals that have caused significant damage to the ecosystem.

Additional elements - including quantitative information - on the risk factors typical of the Group’s activities are contained in Part E of the Notes to the consolidated financial statements, to which reference is made.

BANCA MONTE DEI PASCHI DI SIENA

Financial risks and hedging-related policies

The financial risks to which the Group is exposed are credit risk, trading book market risk, interest rate risk of the banking book, exchange rate risk and liquidity risk.

Credit risk management

The advanced internal rating-based (AIRB) approach, based on internal ratings, have been used for some time as part of the internal capital adequacy assessment process (ICAAP). More specifically, the Group has adopted this approach (AIRB) starting with the 2008 Supervisory Reports and is currently authorised to use internal estimates of PD, LGD and EAD on Banca MPS and Widiba for the corporate portfolio and retail exposures.

The latest update/implementations relating to internal models are detailed below:

•	During 2023 and the first half of 2024, a revision of the regulatory models of PD, LGD and EAD (Model Change 2024-MC24) was carried out in order to update the estimates used and resolve the findings noted by the Supervisory Authority on Model Change 2021, in production since March 2023 for the Parent Company and since December 2023 for Widiba. The application for substantial changes to the AIRB templates and the application package with the relevant documentation was sent to ECB by the end of August 2024;

•	In December 2024, an on-site inspection (IMI-2024-ITMPS-0241024) by the ECB started with the above-mentioned change. The passage into production of the MC24 models for regulatory purposes will take place after the receipt of authorisation from the supervisory authority for their use, which is expected in the first quarter of 2026.

In general, these internal models, as well as for reporting purposes, are used in various management processes for the Group’s operating purposes.

Credit quality is part of a monthly monitoring process aimed at ensuring compliance with the thresholds established both in the Risk Appetite Framework (RAF) and in the Credit Policies in order to ensure consistency on an ongoing basis between the Group’s actual risk profile and the risk appetite decided ex-ante by the Board of Directors.

The annual RAF is formalised in the so-called “Risk Appetite Statement” (RAS) approved by the Board of Directors and based on a set of key risk indicators (KRI) defined at Group, legal entity and business unit level, including indicators aimed at monitoring the expected concentration levels on large exposures and related parties and which also make it possible to monitor the maximum level of exposure and therefore of RWA on individual counterparties.

As part of the RAS, the risk management and measurement systems put in place by the Group allow continuous monitoring of the risk profile and periodic reporting to the Corporate Bodies, with the activation of appropriate escalation and remediation mechanisms in the event of breaches of the relevant thresholds.

With regard to the processes and tools for managing and controlling the quality of the loan portfolio related to corporate and retail customers, a key element is internal ratings, which are calculated using differentiated models and estimated specifically by customer segment. The rating represents an evaluation, referring to a 12-month time horizon, carried out on the basis of all reasonably accessible information, of both a quantitative and qualitative nature, and expressed by means of a ranking on an ordinal scale, of the capacity of an entity entrusted or to be entrusted to honour contractual obligations.

Ratings play a central role in the processes of granting credit, providing credit products and monitoring and managing performance. In particular, it contributes to the determination of the bodies responsible for deciding on credit facilities, influences the application of the automatic renewal mechanism for positions with revocable credit facilities and contributes to the automatic interception in the monitoring and management process.

The Group has always been committed to the acquisition of instruments for greater credit protection or the use of applications and techniques involving a reduction in credit risk. To this end, guarantees typical of banking business are acquired, when deemed necessary, i.e. mainly mortgages on real estate, collateral on securities as well as personal guarantees issued by guarantors. In general, the decision on the acquisition of a guarantee is based on the assessment of the customer’s creditworthiness and on the characteristics of the transaction. After this analysis, it may be considered appropriate to raise additional collaterals for the purpose of risk mitigation, taking into account the presumed recoverable value offered by the collateral. On the other hand, with regard to the monitoring phase of the assets covered by the collateral, in particular real estate, the Group has a policy that establishes the amounts of the secured exposure and the age of the appraisal, beyond which the process of reappraisal of the assets is started. For exposures lower than the thresholds defined, the Group in any event conducts half-yearly monitoring of the property value based on market data.

For more information on this risk and related controls, please refer to Part E “Information on risks and related hedging policies”, section 1.1 Credit risk of the Notes to the consolidated financial statements. Lastly, with reference to the quantitative aspects on the degree of exposure of the Group to credit risk and on the quality of credit, please refer to section A.

2024 ANNUAL REPORT - Consolidated Report on operations

Credit quality, Quantitative information of the aforementioned Part E and the information on “Non-performing exposures of loans to customers” included in the section “Reclassified balance sheet” included in this Report on Operations.

Management of market risk of the trading book

Market risk is the risk that the Bank will incur lower revenues than expected, impairment of balance sheet items or economic losses relating to the financial positions held, due to significant and adverse changes in market conditions and in particular in interest rates interest, share prices, exchange rates, commodities and related volatilities and correlations (generic risk), or due to the occurrence of factors that compromise the issuer’s ability to repay (default risk) or that in any case involve a change in solvency of the issuer itself (credit spread risk). Market risk occurs both in relation to the trading book, including financial instruments held for trading and the related derivative instruments, to the banking book, which includes financial assets and liabilities recorded differently from those making up the trading book.

Financial risk management monitoring activities, aimed at identifying the different types of risks, defining the methodologies for measuring them, controlling the limits at strategic level and the consistency of their operations with the assigned risk objectives/yield, is centralised in the Parent Company under the responsibility of the Risk Management Function.

The monitoring of the above-mentioned risks is carried out using both deterministic indicators, such as sensitivity to market risk factors, and probabilistic indicators such as VaR (Value at Risk), which is a measure of maximum potential loss of the portfolio within a certain time period and with a given level of confidence.

VaR for management purposes is calculated using the internal risk measurement model implemented by the afore-mentioned function in compliance with international best practices. The Group uses the standardised methodology in the area of market risks solely for reporting purposes. Periodically, information on market risks is transmitted to the Risk Management Committee and to the Top Bodies as part of the information flows with which Top Management and the Governing Bodies are informed about the Group’s overall risk profile.

During 2024, the market risks of the Group’s Regulatory Trading Book showed, in terms of VaR, a trend determined mainly by proprietary trading activities in the Credit Spread and Interest Rate segments (transactions in Italian government bonds and hedges via swaps and long futures) and, to a lesser extent, customer-driven activities in the Equity segment related to the structuring of bancassurance products.

The Group’s VaR has remained at lower average levels compared to the previous year, by virtue of maintaining a general process of risk containment.

For more information on VAR measures and sensitivity analyses, please refer to section 1.2.1 Interest rate risk and price risk - Regulatory trading book in the Notes to the consolidated financial statements.

Management of interest rate risk of the banking book

The interest rate risk relating to the banking book derives mainly from the core activities carried out as an intermediary engaged in the process of transforming maturities. In particular, the issue of fixed-rate bonds, the disbursement of mortgages and commercial loans at a fixed rate and the funding through demand current accounts constitute a source of fair value interest rate risk, while floating-rate financial assets/liabilities constitute a source of cash flow interest rate risk.

The monitoring and control of the interest rate risk of the banking portfolio is carried out by the Parent Company’s Risk Management Function, including for its financial subsidiaries. The aim of this activity, conducted on a monthly basis, is to verify compliance with the limits set in terms of changes in net interest income and the economic value of the banking book.

The Group adopts an interest rate risk governance and management system known as the IRRBB Framework which avails itself of:

•	a quantitative model, which provides the basis for monthly calculation of the exposure of the Group and the individual companies to interest rate risk in terms of risk indicators;

•	risk monitoring processes, aimed at periodically verifying compliance with the operational limits (risk limits and risk tolerance) assigned to the Group overall and to the individual legal entities within the Risk Appetite Statement (RAS);

•	risk control and management processes, geared toward bringing about adequate initiatives for optimising the risk profile and activating any necessary corrective actions in the case of exceptions from and/or misalignments with the IRRBB Strategy.

Within the model defined, the Finance, Treasury and Capital Management unit (FTCM) of the Parent Company is responsible for the operational management of the Group’s overall interest rate and liquidity risk.

BANCA MONTE DEI PASCHI DI SIENA

As part of the monitoring of interest rate risk, in particular the risk measures used internally are:

•	the change in the expected 1-year interest margin as a result of a parallel shock of the spot rate curves for a shock of +/- 100 basis points. As at 31 December 2024, this sensitivity averaged EUR -140.7 mln, with a maximum value of EUR -166.9 mln and a minimum value of EUR -114.2 mln.

•	the change in the economic value as a result of a parallel shock of the spot rate curves of +/- 100 bps in relation to Own Funds (equity perspective). The magnitude of the economic value at risk at the end of 2024 averaged EUR -282.2 mln, with a minimum value of EUR -186.5 mln and a maximum value of EUR -388.1 mln.

For further information, please refer to section 1.2.2 Interest rate risk and price risk - Banking book in the Notes to the consolidated financial statements.

Exchange rate risk management

Foreign exchange operations are mainly based on short-term trading, with the systematic balance of the transactions originated by the franchise and the retail banks which automatically feed into the Group’s position.

With regard to the methods for measuring and controlling the exchange rate risk generated by the trading book, please refer to the previous paragraph on Market risk of the trading book.

For further information, please refer to section 1.2.3 Exchange rate risk in the Notes to the consolidated financial statements.

Liquidity Risk Management

Liquidity risk is the risk that the Group may not be able to meet its payment commitments, certain or expected with reasonable certainty. Two manifestations of liquidity risk are normally identified: (i) the risk that the Group will not be able, in the short term (liquidity) and/or in the long term (funding), to meet its payment commitments and obligations efficiently; (ii) the risk that the Group may not be able to liquidate an asset without incurring capital losses due to the shallowness of the relevant market and/or as a result of the timing of the transaction.

Liquidity risk is managed and monitored as part of the Internal Liquidity Adequacy Assessment Process (ILAAP), which represents the process by which the Group identifies, measures, monitors, mitigates and reports its liquidity risk profile. As part of this process, the Group carries out an annual self-assessment of the adequacy of the overall liquidity risk management and measurement framework, which also includes governance, methodologies, information systems, measurement and reporting tools. The results of the assessment of the adequacy of the risk profile and the overall self-assessment are reported to the corporate bodies and brought to the attention of the Supervisory Authority.

The management of liquidity is centralised at the Parent Company. The monitoring and control of liquidity risk is carried out on a daily basis (short-term liquidity) and monthly (structural liquidity) and has the objective of monitoring the evolution of the risk profile by verifying its adequacy with respect to the Risk Appetite Framework and operating limits. In particular, the Group uses a monitoring system that includes both short-term and long-term liquidity indicators. To this end, both regulatory metrics (LCR, NSFR) and metrics developed internally are used, including the use of behavioural and/or optional parameter estimation models.

During 2024, the Group’s liquidity and funding profile was higher than the regulatory and internal risk limits.

For more information on this risk and related safeguards, as well as on the time distribution by contractual residual maturity of financial assets and liabilities, please refer to the qualitative and quantitative information included in Section 1.4 Liquidity Risk of the Notes to the consolidated financial statements.

2024 ANNUAL REPORT - Consolidated Report on operations

Information on employment law, tax and complaints risks

Information on legal, employment and tax risks

The Group carefully reviews and monitors the risks associated with or connected to legal disputes, i.e. disputes brought before judicial authorities and arbitrators, and out-of-court claims, making specific allocations to provisions for risks and charges for disputes and out-of-court claims considered to have a “likely” risk, using statistical or analytical criteria.

The following were pending as at 31 December 2024:

•	legal disputes with a total relief sought, where quantified, of EUR 3,320.7 mln, of which approximately EUR 1,603.0 mln as relief sought relating to disputes classified as a “likely” risk, for which provisions for EUR 456.7 mln are recognised and approximately EUR 1,717.7 mln as relief sought attributed to disputes classified as having “possible” risk;

•	out-of-court claims for a total relief sought, where quantified, of approximately EUR 81.9 mln, of which EUR 40.4 mln classified with a “likely” risk of losing the case and EUR 41.5 mln with a “possible” risk of losing the case.

The most significant events in 2024 refer to:

•	bankruptcy revocatory actions, compounding of interest and interest for a total relief sought of EUR 215.0 mln, of which EUR 207.4 mln at “likely” risk of losing the case;

•	derivatives for a total relief sought of EUR 126.0 mln, of which EUR 40.8 mln at “likely” risk of losing and EUR 66.3 mln at “possible” risk of losing;

•	financial information disclosed in the period 2008-2015, for a total relief sought quantifiable at EUR 1,343 mln, broken down as follows:

Type	31/12/24	30/09/24	30/06/24	31/03/24	31/12/23
Civil dispute	674	675	675	670	685
Filed civil claim cp 955/16	160	160	160	160	160
Filed civil claim cp 33714/16	483	483	483	495	495
Filed civil claim cp 29877/22	26	-	-	-	-
Total legal proceedings	1,343	1,318	1,318	1,325	1,340

With reference to civil litigation, the decrease in relief sought recorded as at 31 December 2024 compared to the end of the previous year is mainly attributable to the settlement of certain disputes following the appearance of the plaintiffs in criminal case PP 33714/16.

With reference to criminal proceedings, it is noted: (i) in PP 33714, the decrease in the relief sought, amounting to approximately EUR 12 mln, is due to the exclusion of certain civil parties ordered by order dated 22 April 2024; (ii) in PP 29877/22 the relief sought in the amount of EUR 26 mln, is represented for the first time in the fourth quarter of 2024, following the incorporation of the Parent Company in November 2024 as civilly liable party. The aforementioned relief sought where quantified, has been determined having regard to the claims of the civil parties formed in the aforementioned proceedings reduced by what has already been claimed in the joined PP 33714/16 by the civil parties intervening in both proceedings.

Risks for tax (an overall relief sought of EUR 35.5 mln, of which EUR 12.2 mln for a “likely” risk of losing the case) and employment law (an overall relief sought of EUR 44.6 mln, of which EUR 32.1 mln for a “likely” risk of losing the case) are also subject to monitoring and evaluation by the competent Group functions, and in the event of disputes with “likely” risk, appropriate allocations are made to the provision for risks and charges.

With regard to other legal risks not attributable to litigation, indemnities are envisaged to be paid to the transferee counterparties of non-performing loan portfolios if the representations and warranties (R&W) issued as part of the sale transactions turned out not to be true. The total relief sought for these transactions as at 31 December 2024 amounted to EUR 271.3 mln, of which around EUR 63.9 mln classified as a “likely” risk of losing and around EUR 207.5 mln as a “possible” risk of losing.

For further information, please refer to Section E of the Notes to the consolidated financial statements - 1.5 Operational Risks, “Main types of legal, employment law and tax risks”.

BANCA MONTE DEI PASCHI DI SIENA

Information on complaints and appeals

Claims management represents:

•	an essential activity in managing the relationship with customers;

•	a tool for identifying any critical issues and improving the quality of products/services provided;

•	a useful safeguard in protecting the customer, both to encourage amicable resolution of disputes, and to define, in cases where this does not occur, the parties’ positions, conducting an initial investigation before pursuing the dispute in other judicial settings.

The Group makes available to customers, on its website and those of its subsidiaries, and at all branches, information on how to handle complaints - in order to publicise the methods for submitting complaints and the time required for their management - as well as on the main systems for out-of-court resolution of disputes currently available in Italy (Alternative Dispute Resolution, ADR), to which the Parent Company adheres. These systems are the Arbitro Bancario Finanziario (ABF), Arbitro per le Controversie Finanziarie (ACF) and the various mediation entities registered with the Ministry of Justice.

In 2024, approximately no. 6,639 complaints were received (of which no. 6,297 were received by the Parent Company) mainly related to:

•	delays in processing of tax credits for building bonuses;

•	issues related to the application of terms and conditions on home loans (e.g. “floor” clause on variable-rate mortgage contracts, the issue of the invalidity of the variable rate applied to loans because they are benchmarked to the Euribor rate);

•	problems related to credit facilities (e.g. reporting to the Central Risk Centre, usury and compounding of interest);

•	errors/delays in the execution of transactions on current accounts and mortgages;

•	issues related to fraud and losses on cards and payment systems;

•	alleged inadequacies in the preventive disclosure provided to customers who performed transactions on equities and bonds, however, dating back to previous years.

During the period, over no. 6,403 complaints were processed with an acceptance rate of approximately 13,4%. The areas with the highest number of customer-friendly outcomes were current accounts, other loans (above all due to the issue of processing delays on tax credit transfers for building bonuses) and residential mortgages.

There were no. 199 ABF appeals received and registered during the year and no. 226 decisions; about 72% were favourable to the Parent Company, with the rejection of the claims made by customers, while about 13% had outcomes which were favourable, in whole or in part, to the claimants; the remaining 15% or so are disputes that ended with the parties reaching an agreement.

There were no. 73 ACF appeals processed during 2024 and no. 60 decisions, 60% of which were favourable to the Parent Company and there were no ACF appeals resolved by settlement.

Inspection activities and procedures of the Supervisory Authorities

In the normal course of business, the Group is subject to audits by the Supervisory Authorities. In particular, within the European banking supervisory system (Single Supervisory Mechanism), the Group is subject to prudential supervision by the European Central Bank (ECB); with reference to specific issues, supervisory activities are the direct responsibility of the Bank of Italy and Consob.

At the date of this report, as explained in detail below, some inspections are still ongoing (some of which were initiated in earlier periods) or awaiting the receipt of the Final Follow-up Letter or Final Decision from the ECB, while for others only the completion of corrective actions remains.

Audit on internal models - Internal Model Investigation (IMI-2022-ITMPS-0197502)

In February 2022, the ECB launched an on-site inspection for the approval of the authorisation request (sent by the Parent Company on 9 November 2021) for the material changes to the credit risk models. The material changes relate to the adaptation of the AIRB models (PD and LGD) to the reference regulatory legislation (EBA/GL/2017/16), to the resolution of the findings that emerged in previous inspections and the roll-out of the EAD parameter. The audit activities were completed on 13 May 2022. On 1 March 2023, the Parent Company has received the Final Decision Letter from the ECB, with the approval of the 2021 model change. All findings from previous IRB inspections were addressed and an action plan was developed to remedy the findings identified in IMI Inspection 0197502.

2024 ANNUAL REPORT - Consolidated Report on operations

The models were implemented in the Group’s management systems as from February 2023 and have been in use since the regulatory reporting during 2023. The action plan has been implemented, with the exception of one obligation that is expected to be resolved by March 2025, in line with ECB expectations.

Supervisory assessment, implementation plan and ECB Thematic Review on climate and environmental risks

In 2024, the Group continued to implement the plan to integrate climate and environmental risks (C&E risks) into the risk management framework, in line with indications received from the ECB as part of the specific Thematic Review launched at the beginning of 2022.

On 19 September 2023, the ECB sent a Decision Letter to the Parent Company on the C&E risk identification process, requesting further reinforcement on the process of identifying material C&E risks, monitoring the impacts of C&E risks in the business environment in which the Bank operates, and recommending an update of the materiality assessment on liquidity risk; in this regard, the Parent Company defined specific actions that it subsequently developed within the indicated timeframe.

On 10 July 2024, the Parent Company received a “Feedback Letter” on the activities implemented in response to the indications contained in the Thematic Review mentioned above. In this letter, the ECB acknowledges that the Bank is broadly in line with the observations made in the Thematic Review, but calls for further strengthening of certain environmental risk issues, with particular reference to non-climate environmental risk factors.

The Group set up a plan of activities to respond to the recommendations in the Feedback Letter in a timely manner, all of which were completed during 2024 in compliance with both the thematic review agenda and the recommendations being included in the Feedback Letter of July 2024.

The Parent Company also participated in the “Fit-for-55 climate risk scenario analysis” exercise conducted by the EBA, jointly with the ECB and ESRB, in the first quarter of 2024. The purpose of the exercise was to assess the progress made by banks in managing data relating to C&E risks and in aligning with ECB best practices on the issue. On 31 May 2024, the Parent Company received a specific Output Report on the financial year: in terms of data capability, the results are essentially in line with what was found in the peer group, showing good data collection capabilities, related to the energy efficiency of real estate securing loans (mainly residential), some areas for improvement were however indicated on the collection of data related to GHG emissions and Net Zero targets of counterparties.

Credit and counterparty risk audit (OSI 0198380)

On 19 April 2022, the ECB launched an audit on credit and counterparty risk relating to the Corporate and Large SME segments with the aim of: i) identifying and quantifying any impairment effects on the portfolios under audit, ii) verifying the IFRS 9 provisioning model for portfolios under review, and iii) reviewing the credit classification and provisioning process. The activities were completed in the third quarter of 2022 and the Parent Company received on 10 July 2023 the Follow-up Letter with recommendations associated with the findings of the inspection report, following which it prepared a specific action plan, the implementation of which was completed in the first half of 2024.

Residential Real Estate Targeted Review

During the fourth quarter of 2022, the Parent Company was involved in a Targeted Review by the ECB of the “residential properties” portfolio, focusing on the credit granting process. The exercise included a preliminary phase, which ended in February 2023, of data collection and benchmarking checks, followed by a workshop to meet with the institutions involved.

On 31 October 2023, the Bank received an Operational Act indicating nine findings and related recommendations. The three main areas of intervention concern the review of the autonomy of the branches, the strengthening of the stress testing framework and the process of assessing the loan repayment capacity by the customer. The implementation of remedial actions for the resolution of the findings was completed in the first half of 2024.

Audit on internal models - Internal Model Investigation (IMI 0227377)

On 19 June 2023, the ECB launched an onsite inspection for the approval of an application for authorisation of material changes to the credit risk models used to determine the capital requirements of Banca Widiba. The application is based on the request to extend the Group models (corporate and retail) for the three parameters PD/LGD/EAD to the subsidiary Banca Widiba.

The inspection was completed in August 2023 and the ECB sent the inspection report and Decision Letter on 23 October 2023 and 22 February 2024, respectively; the Parent Company, in response to the reported findings, sent a specific action plan on 19 March 2024, the implementation of which was completed during the third quarter of 2024.

BANCA MONTE DEI PASCHI DI SIENA

Cyber Resiliency Stress Test 2024

The Parent Company was selected by the ECB to participate in the 2024 cyber resiliency stress test, aimed at assessing the digital operational resilience of significant entities in the event of a serious cyber security threat.

The ECB informed the Parent Company of the outcome of the exercise during July 2024, reporting five findings; one was closed at the end of 2024, while the rest will be closed by December 2025.

Cyber Resilience Targeted Review

During the second half of 2024, the Parent Company was included in a Targeted Review on “Cyber Resilience”, the Parent Company responded to the questionnaire in October 2024 and is awaiting feedback from the Supervisory Authority.

IFRS 9 Exercise 2022

During the second half of 2022, the Parent Company took part in the IFRS 9 benchmarking exercise conducted by EBA, with the aim of assessing whether the use of different modelling techniques could lead to significant inconsistencies in terms of the amount of expected credit losses (ECL) that directly affect own funds and regulatory ratios. The two most significant findings that have emerged as a result of the activities relate to the overlay governance process and the collective staging criteria. During the second half of 2023, the Parent Company therefore formalised the governance of the process and finalised the collective staging criteria adopted starting from the accounting assessments of 31 December 2023.

The Supervisory Board also submitted this exercise to the Parent Company for the year 2023, in order to monitor the achievement of the previously communicated expectations; the Parent Company sent a reply in February 2024 and is awaiting the outcome.

UTP Deep Dive

In October 2024, the Bank was included in a Deep Dive audit on UTP loans, with a focus on governance and monitoring processes and a specific credit file review; The Parent Company received the draft letter in February and expects final feedback in March 2025.

Outsourcing Targeted Review

During October 2024, the ECB initiated a Targeted Review on the outsourcing processes implemented by the Parent Company, which is still awaiting the results from the Supervisory Authority

Credit and counterparty risk audit (OSI 0240556)

During the period November 2024 - March 2025, the ECB started an on-site credit and counterparty risk inspection of the SME segment, with the main objectives of verifying compliance with IFRS9, examining credit processes and performing a specific credit quality review.

Funding Plan feasibility Targeted Review

On 4 November 2024, the Bank received the outcome of the Targeted Review on the funding plan, which was carried out during the second half of 2023, which raised three findings that expired on 30 April 2025.

Deep Dive on Digital Transformation

During the second half of 2024, the Bank was included in an audit on the digital transformation process, in order to verify the adherence of the implemented strategy/processes to the expectations of the Supervisory Authority. On 3 January 2025, the Parent Company received a Draft Feedback Letter on the outcome of the audit, and is required to prepare a Remedial plan by the end of the first quarter of 2025.

Audit on internal models - Internal Model Investigation (IMI-2024-ITMPS-0241024)

In December 2024, the ECB initiated an on-site inspection for the approval of the application submitted by the Bank for the application of material model changes in the area of credit risk models.

EBA EU-Wide Stress Test 2025

The Parent Company was selected to participate in the EBA EU-Wide Stress Test 2025 exercise, which is being conducted in the first half of 2025, aimed at assessing the resilience of the European banking sector; the outcome of the exercise is expected to be published in August 2025.

Internal Governance and Risk Management Investigation Activity (OSI 0259894)

In February 2025, the ECB started an on-site inspection regarding internal governance and risk management, with the aim of verifying the related governance and risk management processes implemented by the parent company.

2024 ANNUAL REPORT - Consolidated Report on operations

Consob Audit on Investment Services

From 3 May 2022 to 17 February 2023, a Consob audit on the Parent Company was carried out, aimed at ascertaining the state of compliance with the new legislation resulting from the adoption of Directive 2014/65/EU (so-called (i) the defined procedural arrangements for product governance; (ii) the procedures for assessing the appropriateness of transactions carried out on behalf of customers. As a result of the aforesaid inspections, on 28 July 2023 Consob, noting a context of substantial compliance with the regulatory framework and supervision by the control functions, notified the Bank of a number of aspects worthy of in-depth examination and updating that had emerged during the inspection, in relation to which the plan of action was completed in November 2024.

Supervisory activities and initiation of Consob sanction proceedings on EMIR reporting

On 12 September 2024, Consob initiated a sanctioning procedure against Banca MPS pursuant to Articles 193-quater and 195 of the Consolidated Law on Finance (TUF) for alleged violation of Article 9 of EU Regulation 648/2012 (EMIR Regulation) in relation to certain errors in the reporting of derivative contracts. The procedure is ongoing.

Bank of Italy Desk Inspection on PAD Directive

In October 2024, a branch inspection visit was initiated by the Bank of Italy to investigate compliance with the implementing provisions of Directive 2014/92/EU (Payment Accounts Directive - PAD) on 12 selected branches within 4 regions (Tuscany, Lombardy, Puglia and Calabria). The inspection was completed in December 2024 and the Parent Company is awaiting to receive the final report from the Bank of Italy.

Inspection by the Italian Data Protection Authority

In October 2024, an on-site inspection was launched by the Italian Data Protection Authority in order to verify compliance with the provisions on the protection of personal data in general and, more specifically, to verify the lawfulness of certain accesses by third parties and by certain employees of the Parent bank to customers’ bank accounts. The Data Protection Authority will inform the Parent Company of the outcome of the investigations conducted.

Bank of Italy and FIU audit on anti-money laundering

From 2023, the Supervisory Authority launched a series of annual meetings with all banks classified as “significant”, with the aim of having a complete view of the anti-money laundering segment (AML-CFT).

In this context, between April and May 2024, the Authority asked the Parent Company for further information on the strengthening initiatives planned as a result of the findings from previous inspections, after which it highlighted certain areas for improvement, duly taken into consideration by the Bank which, on 20 June 2024, sent the Bank of Italy a response letter with a description of the remedial measures envisaged in a specific Plan, previously approved by the Board of Directors.

On 10 June 2024, the AML Supervision and Regulation Unit of the Bank of Italy commenced an on-site inspection belonging to the reconnaissance/thematic type, with the main focus on the renewal process of adequate verification, concluded on 9 August 2024 with a ‘partially favourable’ results which was represented to the Supervisory Authority at the BoD meeting of 12 December 2024. The Parent Company, in a letter signed by the members of its corporate bodies and approved at the Board of Directors’ meeting of 23 January 2025, provided the Supervisory Authority on 24 January 2025 with its considerations on the findings, also giving information on the measures already taken and those it intends to take.

BANCA MONTE DEI PASCHI DI SIENA

Regulatory Developments

With reference to the regulatory framework for prudential supervision, on 19 June 2024 the Regulation (EU) no. 2024/1623 (CRR3) was published, amending Regulation (EU) no. 575/2013 and Directive (EU) 2024/1619 (CRD VI) amending Directive 2013/36/EU. The new regulatory provisions implement the standards approved by the Basel Committee at the end of 201717, with specific reference to the treatment of the main risks (credit, market and operational) and the so-called “output floor” which aims to counteract the possible underestimation of the risk deriving from the use of banks’ internal models.

The new CRR3 provisions entered into force on 9 July 2024 and apply as of 1 January 2025, subject to specific provisions applicable as of 9 July 2024; The CRD VI Directive, on the other hand, must be transposed by the Member States by 10 January 2026 and the transposing legislation will be applicable from 11 January 2026.

The CRR3 regulation provides for a number of new features, including:

Credit risk - standardised method (SA-CR):

•	introduction of a stricter approach for unconditionally cancellable commitments (UCCs), for which a credit conversion factor (CCF) is to be raised from 0% to 10%, thus leading to a capital absorption;

•	revision of the risk weights for exposures in the form of subordinates that go from 100% to 150% and equity exposures that go from 100% to 250%, distinguishing the latter from short-term and riskier speculative investments which are assigned a risk weight of 400%;

•	introduction of a standardised credit risk assessment approach for exposures to institutions for which a credit assessment by a chosen ECAI is not available. This method requires banks to classify the aforementioned exposures in one of the three classes (corresponding to different weighting factors) on the basis of quantitative and qualitative criteria defined by the regulator;

•	Revision of the treatment of exposures secured by real estate that maintains the distinction between mortgages on residential and non-residential real estate, with the introduction of an additional driver providing specific treatment for mortgages secured by income-producing real estate (IPRE), i.e., mortgages whose repayment depends to a significant extent on the cash flows (in the form of lease or rental payments or sales proceeds) generated by the collateralised property. Such exposures receive a differentiated risk weight based on the ratio of the gross exposure value to the value of the collateralised property (ETV). Among the main novelties we also find the specific treatment for loans financing the acquisition, development or construction of residential or non-residential real estate, so-called “ADC” financing, for which a 150% weighting is envisaged where there are no binding pre-sale or pre-lease contracts constituting a signifi-cant part of the total contracts or where the borrower does not have an adequate amount of equity at risk (in relation to the definition of the latter two points, the EBA will issue guidelines by 10 July 2025);

•	reintroduction of the “prudential filter” on government bonds until 31 December 2025, providing for 100% full sterilisation for the entire period of application.

However, a long transitional regime (2025-2032) is envisaged, which will allow banks to defer capital impacts.

Credit risk - internal ratings-based method (IRB-CR):

•	limitation on the use of the Advanced Internal Ratings-Based (A-IRB) approach, which will no longer be usable for “Large corporate” exposure classes (consolidated groups with turnover > EUR 500 mln), institutions and equity instruments; For exposures to large corporate and institutions, the core internal model (F-IRB) may be used, while the standardised approach will be mandatory for equity exposures;

•	Recalibration of PD floors and introduction of floors to LGD and EAD parameters for corporate and retail exposures;

•	elimination of the scaling factor (1.06), currently provided for in the IRB calculation formulas as a calibration of risk weights;

•	modification of the calculation method for obtaining internal estimates of credit conversion factors (CCFs), for which the EBA is expected to publish guidelines on the methodology to be adopted (by 31 December 2026) and the modification of the scope of application of internally estimated CCFs limited exclusively to so-called “revolving” commitments.

Market risk: Delegated Regulation (EU) 2024/2795 published in the Official Journal of the EU on 31 October 2024 amending the CRR with regard to the application of own funds requirements for market risks, confirmed the postponement to 1 January 2026 of the application of the Fundamental Review of the Trading Book (FRTB), which had so far only been introduced in Europe (with CRR2) for reporting purposes.

17   See Basel III: Finalising post-crisis reforms, December 2017.

2024 ANNUAL REPORT - Consolidated Report on operations

Operational risk: a single standardised approach applicable by all banks - New Standardised Measurement Approach (SMA) - is introduced for the calculation of the capital requirement, replacing the methods used to date for calculating operational risk (Basic Indicator Approach-BIA); The Standardised Approach - TSA; Alternative Standardised Approach - ASA, including the internal model-based Advanced Measurement Approach - AMA).

The new method is based on an accounting-derived information pool and determines the own funds requirement as a % of the Business Indicator, where the latter is the sum of three components, each calculated as an average of the last three years:

•	ILDC - Interest, Leases and Dividends Component: interest, including interest from leasing and dividends;

•	SC - Service Component: service component;

•	FC - Financial Component: financial component.

Output floor: In order to ensure minimum levels of capital, mitigate model risk, and enhance comparability between banks, the output floor mechanism provides that banks using internal models to calculate risk-weighted exposures may not have Unfloored Total Risk Exposure (U-TREA) below 72.5% of the risk-weighted exposures that would be obtained using the Standardised Total Risk Exposure (S-TREA) approaches alone.

Environmental, social and governance risks: the first references are introduced on the issue of climate risks and on how banks and supervisors will have to take them into account with the main objective of further strengthening the resilience of the European banking system, contributing to sustainability with a “green transition” and make the supervisory powers more incisive.

Furthermore, due to the rapid growth of cryptocurrency markets in recent years, CRR3 introduces a specific prudential treatment for these types of exposures. Transitional calculation rules for the own funds requirement are envisaged, pending the publication of the legislative proposal by the European Commission (by June 2025) to introduce a dedicated treatment for crypto-assets.

Based on preliminary calculations carried out on figures as at 31 December 2024, the Group expects that the new regulatory provisions will lead to a reduction of capital requirements in the range of 8% (3-4bn in terms of RWA).

BANCA MONTE DEI PASCHI DI SIENA

New tax regulations

Set out below are the most significant regulatory measures in terms of taxation introduced during 2024.

Global Minimum Tax

With reference to the implementing provisions on Global Minimum Tax, the following implementing decrees were issued concerning the respective areas of application:

•	Ministerial Decree of 20 May 2024 (on Transitional Safe Harbours) regulates the temporary optional regimes, which applicable only for the first years following the entry into force of the Global Minimum Tax regulations, in order to reduce the administrative and compliance burden for multinational groups and tax administrations. Access to these simplified regimes is admitted in the event of passing at least one of the three simplified tests provided for, namely:

-	the de minimis requirement: the Group has total revenues of less than EUR 10 mln and a pre-tax profit of less than EUR 1 mln or a pre-tax loss;

-	the simplified effective tax rate requirement: the Group has a simplified effective tax rate equal to or higher than the transitional tax rate;

-	the ordinary profit requirement: the Group realises a pre-tax loss or realises a pre-tax profit that is less than the reduction from substantial economic activity referred to in Article 35 of Legislative Decree No. 209/2023 with respect to companies located in the country highlighted in the country-by-country reporting prepared and presented using qualified financial statements.

•	Ministerial Decree of 1 July 2024 (National Minimum Tax), regulates the minimum tax applicable to companies and jointly controlled entities located in Italy that are part of a multinational or national group with the requirements pursu-ant to Article 10 of Legislative Decree 209/2023.

•	Ministerial Decree of 11 October 2024 (Reduction of the tax base of the minimum tax arising from the substantial economic activity so-called SBIE), regulates the mechanism of the reduction of the relevant net income of a multinational or national group, for the purposes of determining the supplementary taxation, for a given financial year arising from the performance of a substantial economic activity attributable to the labour factor and tangible fixed assets employed in that country.

•	Ministerial Decree of 20 December 2024 (Miscellaneous Provisions Implementing the Global Minimum Tax), which contains implementing provisions of various kinds aimed at transposing into national law the clarifications provided by the OECD in the Administrative Guidance (AG) published during 2023 on various topics.

•	Ministerial Decree of 27 December 2024 (Discipline of deferred taxation in the transitional period), which sets forth the implementing provisions concerning the discipline of deferred taxation in the transitional period, as defined in Article 54 of Legislative Decree No. 209/2023, taking into account the clarifications provided in the OECD Commentary to Article 9.1 of the Model Rules, published on 14 March 2022 “Tax Challenges Arising from the Digitalisation of the Economy-Commentary to the Global Anti Base Erosion Model Rules (Pillar Two)” as amended and supplemented by the subsequent Administrative Guides approved by the Inclusive Framework on BEPS, published on 2 February 2023 (AG February 2023) and 17 June 2024 (AG June 2024).

Building Bonus Initiatives

Law No. 67, of 23 May 2024, which converted, with amendments, Decree-Law No. 39 of 29 March 2024, setting forth urgent measures on tax benefits pursuant to Articles 119 and 119-ter of Decree-Law No. 34, of 19 May 2020, amended the rules on tax deductions recognised for specific interventions in the building sector (the so-called “Building Bonus”), on the subject of:

•	options for credit assignment or invoice discounting;

•	regulation on performing loans (remissione in bonis);

•	usability of tax credits.

2024 ANNUAL REPORT - Consolidated Report on operations

Options for credit assignment or invoice discounting;

The possibility of the assignment of credit and the so-called “invoice discount” is eliminated for all remaining cases (IACP, indivisible housing cooperatives, third sector entities, as well as interventions carried out in the municipalities of the territories affected by seismic events, those carried out in relation to buildings damaged by meteorological events, and those related to the elimination of architectural barriers).

However, it remains possible to exercise the assignment/discount options on the invoice in relation to expenses incurred for interventions for which, prior to the date of entry into force of the decree:

•	the application for a permit has been submitted, where necessary;

•	work has already commenced or, in the event that work has not yet commenced, a binding agreement has already been entered into between the parties for the supply of the goods and services that are the subject of the work and an advance payment has been made on the price, if no permit is required for the work.

There is also a specific exemption for interventions pursuant to Article 119 of the Italian Civil Code 1-ter, 4-quater of Decree-Law 34/2020 carried out in relation to buildings damaged by seismic events.

Regulation on relief on performing loans (remissione in bonis);

The Decree has eliminated the possibility of exercising relief on performing loans in order to remedy omitted notifications of the exercise of options of assignment/discount on invoices within the ordinary deadlines on an annual basis.

Usability of tax credits.

In order to avoid the use of building bonuses also by persons who have debts towards the Treasury, the Decree has provided for the suspension, up to the amount due, of the usability of tax credits relating to building bonuses in the presence of tax rolls or loads entrusted to the collection agents relating to treasury taxes as well as to acts issued by the Italian Tax Agency for amounts in excess of EUR 10,000, if the payment terms have expired and provided that no suspension measures are in place or that there are no instalment plans underway for which no forfeiture has occurred.

The Decree also introduced, as of 1 July 2024, a general prohibition on the possibility of availing of the offsetting under Article 17 of Legislative Decree No. 241/1997 (with the exception of some specific cases of credits), in the presence of entries on the tax rolls or loads entrusted to the collection agents relating to treasury taxes as well as to acts issued by the Italian Tax Agency for amounts in excess of EUR 100,000, if the payment terms have expired and provided that no suspen-sion measures are in place or that there are no instalment plans underway for which no forfeiture has occurred.

Article 4-bis of the decree in question has provided, with regard to the so-called “qualified entities” (i.e. banks, financial intermediaries and insurance companies), as from 1 January 2025, for the prohibition of “horizontal” offsetting (pursuant to Article 17 of Legislative Decree No. 241/97) of Building Bonus (Bonus Edilizi) credits with debts for social security contributions, welfare contributions, and premiums for insurance against accidents at work and occupational diseases.

In paragraph 6, the decree provided for the introduction of Paragraph 3-ter of Article 121 of Decree-Law 34/2020, which provided for “qualified entities” to be obliged to divide into six equal annual instalments (instead of the original instalment payments provided for) the instalments of the tax credits deriving from the option pursuant to Article 121 of Decree-Law 34/2020, relating to subsidised interventions pursuant to Article 119 of Decree-Law 34/2020 (so-called superbonus), pursuant to Article 119-ter of Decree-Law 34/2020 (so-called architectural barriers bonus) and pursuent to Article 16, paragraph 1-bis to 1-septies, of Decree-Law 63/2013 (so-called earthquake bonus or sismabonus), which are traceable (i.e. referring to notifications of the first transfer or invoice discount sent to the Italian Tax Agency starting from 1 May 2022) and usable from the year 2025 onwards. However, an exemption is provided for qualified entities that have acquired the instalments of the aforesaid credits at a consideration equal to or greater than 75% of the amount of the corresponding deductions and have declared this circumstance to the Italian Tax Agency by 31 December 2024 by means of a special communication, the content and transmission modalities of which were defined by Italian Tax Agency Order No. 422331 of 21 November 2024.

Lastly, Law No. 207 of 30 December 2024 (the so-called “Budget Law 2025”), intervenes again on the subject, providing for the extension of the tax relief for interventions aimed at the recovery of the building heritage, the energy requalification of buildings (ecobonus) and the reduction of seismic risk (earthquake bonus or sismabonus), with different rates depending on whether the real estate unit is intended as a main residence or not (respectively 50% or 36% for expenses incurred in 2025 and 36% or 30% for expenses incurred in 2026 and 2027). With regard to the “superbonus”, additional requirements are introduced to benefit from the 65% relief for expenditure incurred in 2025; the option is also introduced to divide the deduction due for expenses incurred from 1 January 2023 to 31 December 2023 into ten equal annual instalments.

Concerning the stocks of loans acquired by the Parent Company as at 31 December 2024, please refer to Section 12 - Other Assets - Item 120 of the Notes to the Financial Statements - Part B - Balance Sheet Information.

BANCA MONTE DEI PASCHI DI SIENA

 Budget Law 2025

Deferral of deductibility of negative income components and recalculation of advance payments

Finally, Article 1 of Law no. 207, of 30 December 2024 (the so-called “Budget Law 2025”), in paragraphs 14 to 20, provides for a deferral of the deductions due for IRES and IRAP purposes for the tax period in progress on 31 December 2025 and for the tax period in progress on 31 December 2026 by way of:

•	write-downs and losses on loans not deducted pursuant to Article 16 of Decree-Law No. 83/2015 by financial intermediaries,

•	goodwill amortisation rates restated pursuant to Article 1, paragraph 1079 of Law No. 145/2018,

•	expected credit losses, recognised in application of the FTA of IFRS 9, not deducted by financial intermediaries pursuant to Article 1, paragraphs 1067 and 1068 of Law No. 145/2018.

Specifically, the deduction due for IRES and IRAP purposes for the tax period ending 31 December 2025 is deferred on a straight-line basis to the tax period ending 31 December 2026 and the following three periods, while the deduction due for the tax period ending 31 December 2026 is deferred on a straight-line basis to the tax period ending 31 December 2027 and the following two periods.

Only for the tax period in progress as at 31 December 2025, the amount corresponding to the higher taxable income due to the aforementioned deferrals of deductions may be offset up to a maximum of 54% thereof against any prior tax losses pursuant to Article 84 of the TUIR and residual ACE surpluses. As a result of the aforementioned amendments, the advance payments for the 2025 and four subsequent tax periods are to be recalculated; Moreover, for the 2025 and 2026 tax years, for the portion of the higher advance payments due pursuant to the above provisions, the prohibition on “horizontal” offsetting pursuant to Article 17 of Legislative Decree No. 241/97 and “vertical” offsetting pursuant to Article 4.3 of Legislative Decree No. 69/89 with pre-existing tax credits is also introduced.

Requirements for deductibility of travel and entertainment expenses

Article 1, paragraphs 81 to 83 of the Budget Law 2025, intervenes on the subject of expenses for board, lodging, travel and transport as well as entertainment expenses, limiting their deductibility for IRES and IRAP purposes only in cases where their payment is made by traceable methods, such as bank deposits or other payment systems provided for by Article 23 of Legislative Decree No. 241 of 1997. The change affects both the expenses directly incurred by companies and professionals and the analytical reimbursement of such expenses incurred directly by their employees or freelance suppliers. In the presence of such payment methods, the reimbursement of these expenses does not contribute to the formation of the employee’s income.

Super deduction for new hires

The super deduction for new hires, introduced by Article 4 of Legislative Decree 216/2023, is also extended for the 2025, 2026, and 2027 financial years, as provided by Article 1, paragraphs 399 - 400 of the 2025 Budget Law.

Tax credits for investments in capital goods

Paragraphs 427 to 429 of Article 1 of the Budget Law 2025 make changes to the rules on the transition 5.0 tax credit. For each type of reduction in energy consumption of the relevant production structure or processes concerned, the first two brackets of investment up to EUR 10 mln have been merged, to which the higher rates of the previous legislation for the first bracket apply. It is also expressly provided that it can be added cumulatively with the credit for investments in the Mezzogiorno Single Economic Zone and with other facilities concerning European programmes.

Paragraphs 445 to 448 of the article under comment repeal for 2025 the tax credit for investments in intangible assets 4.0 provided for by Article 1, paragraph 1058-ter of Law 178/2020 and introduce a maximum expenditure limit of EUR 2.2 bn for the tax credit for investments in tangible assets provided for by Article 1, paragraph 1057-bis of Law 178/2020, while keeping the measures of the facility unchanged.

IRES bonus

Article 1, paragraphs 436 to 444 of the Budget Law 2025 introduced the so-called “IRES bonus” (“IRES premiale”), consisting in the reduction, for the 2025 tax period only, by 4 percentage points (from 24% to 20%) of the IRES rate applied on declared business income by companies that meet certain requirements such as:

•	the allocation to available reserves of at least 80% of the profits realised in the tax period ending 31 December 2024;

•	investments relating to the purchase of new capital goods intended for production facilities located in the territory of the State, indicated in Annexes A and B attached to Law 232/2016 (tangible goods 4.0) and in Article 38 of Decree-Law 19/2024 (goods 5.0) to an extent at least equal to 30% of the profit allocated to the reserve referred to in the previous point and made from 1 January 2025 until 31 October 2026;

2024 ANNUAL REPORT - Consolidated Report on operations

•	conditions concerning the employed labour force:

-	the number of work units must not be reduced compared to the average of the previous three years,

-	new permanent hires must be made that contribute to an increase of at least 1% in the average number of permanent employees employed in the 2024 financial year,

-	no use must have been made in 2024 and 2025 of the Wage Guarantee Fund.

New employment law regulations

Remuneration policies

On 21 May 2024, the Banca d’Italia informed the European Banking Authority (EBA) of its intention to comply with the EBA Guidelines on Comparing Diversity Practices, including Diversity Policies and the Gender Pay Gap, pursuant to Directive 2013/36/EU and Directive (EU) 2019/2034 (EBA/GL/2023/08). These guidelines came into force on 27 June 2024.

From this date, banks and investment firms (SIMs), selected by the Bank of Italy to be part of the sample, will have to transmit the required data by 30 April 2025 and every three years thereafter. The reference date for data collection will be 31 December of the previous year, and transmission must take place in accordance with the Guidelines.

These Guidelines reflect the institutions’ ongoing commitment to ensuring greater transparency and equal treatment in employment, with a particular focus on gender diversity and reducing the pay gap.

Personnel administration

On 1 July 2024, the reduction of the working week by 30 minutes took effect, as stipulated in the renewal agreement of the CCNL, dated 19 December 2019, for managerial staff and staff in professional areas in the sector. The group leader implemented it by reducing the working hours on Fridays and bringing forward the afternoon exit time.

Also for the renewal agreement of the CCNL 19 December 2019, the second tranche of the planned tabular increases was implemented in September.

The company bonus accruing in 2023 was paid during 2024. Employees were given the option to choose between the monetary disbursement of the bonus, tax-free at 5% where the required tax conditions were met, or its conversion into a “welfare account”, which can be used via an IT platform until 30 November. In this way, it was possible to opt for a wide range of services and/or reimbursements with contribution and tax exemption or for the premium to be allocated to supplementary pensions.

Tax Agency

In the year 2024, the first part of the tax reform referred to in the delegation to the Government assigned by Law 111 of 2023 was implemented. It reduced the IRPEF tax rates from 4 to 3:

•	Up to EUR 28,000 - 23%;

•	Up to EUR 50,000 - 35%;

•	Over EUR 50,000 - 43%.

In addition, deductions for employment income were raised by EUR 75 for incomes up to EUR 15,000.

With the thirteenth month’s pay in December 2024, the so-called “Christmas Bonus”, provided for by Law 143/2024, was paid; it is a sum of up to EUR 100 disbursed at the express request of the employee meeting certain family and income requirements.

Social security

The institution of “flexible early retirement” (the so-called “Quota 103”), planned on an experimental basis for the year 2023, was also confirmed for 2024. The rule provides that one can leave the labour market at the age of at least 62 and with a minimum contribution period of 41 years. The flexible early retirement provides for specific limitations on the maximum amount of the monthly gross pension and on the possibility of cumulation with other income from work.

The Budget Law 2024 further extended the right to opt for the early retirement “women’s option” pension is also applicable to female workers who have accrued, by 31 December 2023, the requirements of 35 years of contributions and the age of 61 years (60 with one child, 59 years of age with two or more children), provided that they assist a family member in a serious situation pursuant to Law 104, have a reduction in working capacity greater than or equal to 74% or are employed in companies in financial difficulty.

In the same law, the 6%-7% contribution exemption for employees with monthly social security taxable amounts below EUR 2,692 and EUR 1,923, respectively, was confirmed for the whole of 2024.

BANCA MONTE DEI PASCHI DI SIENA

Results by Operating Segment

Identification of Operating Segments

In accordance with the provisions of IFRS 8, the operating segments have been identified based on the main business sectors in which the Group operates. As a result, by adopting the “business approach”, consolidated income statement and balance sheet data are broken down and re-aggregated based on criteria including: business area concerned, operating structure of reference, relevance and strategic importance of activities carried out, and customer clusters served.

It should be noted that from the first quarter of 2024 the financial results, as well as the number of customers, reflect the representation of the new Small Business service model, implemented at the end of April 2024, which entailed the migration of approximately 190 thousand customers from the Small Business service model to the Value service model, i.e. from the Corporate Banking segment to the Retail segment. The comparative figures (balance sheet and income statement) were consequently restated in order to allow a homogeneous comparison.

In relation to comparative data, note that on 24 April 2023 and 29 May 2023, respectively, the mergers by incorporation into the Parent Company of MPS Leasing & Factoring S.p.A. and MPS Capital Services Banca per le Imprese S.p.A. took effect. Though in both cases the accounting and tax effects took effect on 1 January 2023, for the first half of 2023, the merged entities were included in the segment reporting results on the basis of their contribution to the Group’s results as independent business units (estimated on the basis of management and, where available, accounting evidence), in line with management reporting. As of the second half of 2023, the customer contribution of the merged companies was instead attributed to the operating segments on the basis of the service model actually assigned to the customers. The economic results as at 31 December 2023, are therefore not fully comparable (with particular reference to the Corporate Banking and Large Corporate and Investment Banking segments); the comparative balance sheet results as at 31 December 2023, on the other hand, allow for a like-for-like comparison.

Lastly, note that from 30 June 2024, as described in more detail in the paragraph “Income statement and balance sheet reclassification principles”, to which reference is made, the costs and revenues as well as the assets and liabilities referring to the consolidated contribution of the subsidiary MP Banque are included on a line-by-line basis in the individual income statement and balance sheet items within the Corporate Center. The comparative figures (balance sheet and income statement) were consequently restated in order to allow a homogeneous comparison.

Based on the Group’s reporting criteria, which also take into account the organisational structures and the above, the fol-lowing operating segments are defined:

•	Retail Banking, which includes the income statement/balance sheet results of Retail customers (Value and Premium segments) and Banca Widiba S.p.A. (Financial Advisor Network and Self-service channel);

•	Wealth Management, which includes the income statement/balance sheet results of Private Banking customers (Private Banking and Family Office segments) and the subsidiary MPS Fiduciaria;

•	Corporate Banking, which includes the income statement/balance sheet results of enterprise customers (SME, Corporate Client and Small Business segments) and the Foreign Branches;

•	Large Corporate e Investment Banking, which includes the economic/equity results of Large Corporate customers, and of the Corporate Finance and Investment Banking and Global Markets Business Units;

•	Corporate Centre, which in addition to the offsetting of intragroup entries, incorporates the results of the following business centres:

-	Non-Performing customers managed centrally by the Non-Performing Loans Unit;

-	companies consolidated with the equity method and those held for sale;

-	operating units, such as proprietary finance, treasury and capital management;

-	service units supporting the Group’s business, dedicated in particular to the management and development of IT systems.

The income statement and balance sheet results for each identified operating segment are shown in the following paragraphs.

2024 ANNUAL REPORT - Consolidated Report on operations

Results in brief

The following table reports the main income statement and balance sheet items that characterised the Group’s Operating Segments as at 31 December 2024:

SEGMENT REPORTING	Operating Segments								Corporate Center		Total MPS Group
			Wealth		Corporate		Large Corp. &
Primary Segment	Retail banking		Management		Banking		Investment Banking
		Chg. %		Chg. %		Chg. %		Chg. %		Chg. %		Chg. %
(EUR mln)	31/12/24	Y/Y	31/12/24	Y/Y	31/12/24	Y/Y	31/12/24	Y/Y	31/12/24	Y/Y	31/12/24	Y/Y
PROFIT AND LOSS AGGREGATES
Total revenues	2,362.1	9.7%	188.8	4.6%	1,322.8	2.7%	324.5	38.1%	(164.4)	n.s.	4,033.8	6.2%
Operating expenses	(1,156.6)	1.3%	(116.5)	6.3%	(397.5)	6.2%	(73.1)	-7.8%	(125.4)	-8.8%	(1,869.1)	1.4%
Pre Provision operating profit	1,205.5	19.2%	72.3	1.9%	925.3	1.3%	251.4	61.4%	(289.8)	46.6%	2,164.7	10.8%
Cost of customer loanss/Net impairment (losses)-reversals on securities and loans to banks	(87.5)	-42.4%	(1.9)	-41.0%	(223.4)	-6.5%	(57.2)	n.s.	(46.2)	-6.0%	(416.2)	-6.1%
Net operating income	1,118.0	30.0%	70.4	4.0%	702.0	4.1%	194.1	25.0%	(336.0)	36.1%	1,748.5	15.7%

		Chg. %		Chg. %		Chg. %		Chg. %		Chg. %		Chg. %
	31/12/24	31/12	31/12/24	31/12	31/12/24	31/12	31/12/24	31/12	31/12/24	31/12	31/12/24	31/12
BALANCE SHEET AGGREGATES
Gross Interest-bearing loans to customers (*)	32,409	1.1%	489	-5.8%	29,774	-2.8%	4,465	13.3%	11,087	5.9%	78,223	0.8%
Direct funding	44,717	3.2%	3,037	15.8%	20,364	-1.6%	4,477	37.5%	21,376	3.0%	93,972	3.7%
Indirect funding	61,773	8.1%	16,425	6.9%	6,052	6.9%	8,210	3.0%	10,778	0.6%	103,237.8	6.6%
Assets under management	47,080	6.6%	11,052	6.3%	1,156	-31.5%	38	1.7%	598	1.1%	59,924	5.3%
Assets under custody	14,693	13.4%	5,373	8.2%	4,896	23.2%	8,173	3.0%	10,179	0.5%	43,314	8.4%

(*) The value shown in the Group as well as that in the operating segments is represented by gross interest-bearing loans to customers, therefore not including loss provisions.

BANCA MONTE DEI PASCHI DI SIENA

Retail Banking

Business Areas

Retail MPS

•	Funding and provision of insurance products.
•	Lending.
•	Financial advisory services.
•	Electronic payment services.

Banca Widiba

•	Banking products and services, deposit account, cards and advanced payment systems; customer self-service through the bank’s digital channels or in assisted mode with the support of a Financial Advisor.
•	Fully customizable online platform that relies on a Network of 567 Financial Advisors present throughout the country.
•	Funding and Global Advisory service and financial planning through the advanced WISE platform and the skills of the Financial Advisor Network.
•	Mortgage loans, credit facilities and personal loans.
•	Innovative interaction through computers, smartphones, tablets, watches and TV.

Customers

Retail Banking customers number approximately 3.4 mln and include approximately 241,400 exclusive customers of Banca Widiba. The total number of Banca Widiba customers, including those shared with the Parent Company, is approximately 264,200, of which approximately 110,000 on the Financial Advisor Network channel, approximately 108,700 on the Self channel, and approximately 45,500 customers migrated from the MPS branch network.

Income statement and balance sheet results

As at 31 December 2024, Total Funding in Retail Banking amounted to EUR 106.5 bn, up by EUR 1.5 bn compared to September 2024 levels and up by EUR 6.0 bn compared to year-end 2023. More specifically:

•	Direct Funding, at EUR 44.7 bn, increased by EUR 0.7 bn compared to 30 September 2024 as a result of the increase in sight deposits (EUR +0.7 bn). The aggregate was up by EUR 1.4 bn compared to 31 December 2023, with a decrease in demand deposits (EUR +1.7 bn) and medium/long-term deposits (EUR +0.5 bn), while short-term deposits decreased (EUR -0.8 bn);

•	Indirect Funding, amounting to EUR 61.8 bn, increased by EUR 0.9 bn compared to levels at the end of September 2024, of which EUR 0.8 bn was from the growth in assets under custody and EUR 0.1 bn from assets under management. The aggregate was also up compared to 31 December 2023 (EUR +4.6 bn), both on the asset under management component (EUR +2.9 bn) and on the assets under administration component (EUR +1.7 bn);

•	Gross interest-bearing loans to Retail Banking customers amounted to EUR 32.4 bn, up compared to 30 September 2024 (EUR +0.4 bn) and as at 31 December 2023 (EUR +0.4 bn).

Retail Banking - Balance sheet aggregates

				Chg Abs	Chg %	Chg Abs	Chg %
(Eur mln)	31/12/24	30/09/24	31/12/23	Q/Q	Q/Q	Y/Y	Y/Y
Direct funding	44,717	44,060	43,320	657	1.5%	1,396	3.2%
Assets under management	47,080	46,322	44,176	759	1.6%	2,904	6.6%
Assets under custody	14,693	14,593	12,953	100	0.7%	1,739	13.4%
Indirect Funding	61,773	60,914	57,129	858	1.4%	4,643	8.1%
Total Funding	106,490	104,974	100,450	1,515	1.4%	6,040	6.0%
Gross Interest-bearing loans to customers	32,409	31,982	32,044	427	1.3%	365	1.1%

2024 ANNUAL REPORT - Consolidated Report on operations

With regard to profit and loss, for the year ended 31 December 2024, Retail Banking achieved total Revenues of approx. EUR 2,362 mln, up by 9.7% compared to 2023. A breakdown of the aggregate shows:

•	Net interest income amounted to EUR 1,335 mln, an increase of EUR 87 mln compared to 31 December 2023, due to increased operations with customers;

•	Net commissions amounted to EUR 971 mln, an increase of EUR 128 mln compared to the previous year, mainly due to higher income from product placement and lending;

•	Other Income from Banking and Insurance Business amounted to approximately EUR 63 millio, down by EUR 7 mln compared to the corresponding period of the previous year.

Considering the impact of Operating Expenses, which were up by 1.3% compared to the same period of the previous year, Retail Banking generated a Gross Operating Income of EUR 1,206 mln (EUR 1,012 mln as at 31 December 2023). Cost of credit stood at roughly EUR -88 mln (EUR -152 mln as at 31 December 2023).

The Net Operating Income as at 31 December 2024 was positive for EUR 1,118 mln.

The non-operating components amounted to EUR -8 mln, compared to EUR -6 mln as at 31 December 2023.

The Profit before tax from continuing operations was EUR 1,110 mln (EUR 854 mln as at 31 December 2023).

The cost-income ratio of the Operating Segment is 49.0% (53.0% as at 31 December 2023).

BANCA MONTE DEI PASCHI DI SIENA

Retail Banking - Profit and loss aggregates
			Chg. Y/Y
(EUR mln)	31/12/24	31/12/23	Abs.	%
Net interest income	1,335.5	1,248.2	87.2	7.0%
Net fee and commission income	971.1	843.3	127.7	15.1%
Other Revenues from Banking and Insurance Business	63.1	69.9	-6.9	-9.8%
Other operating expenses/income	(7.5)	(7.7)	0.2	-2.5%
Total Revenues	2,362.1	2,153.8	208.3	9.7%
Operating expenses	(1,156.6)	(1,142.1)	-14.5	1.3%
Pre Provision Operating Profit	1,205.5	1,011.7	193.8	19.2%
Cost of customer loans/Net impairment (losses)-reversals on securities and loans to banks	(87.5)	(151.8)	64.3	-42.4%
Net Operating Income	1,118.0	859.9	258.1	30.0%
Non-operating components	(8.5)	(6.1)	-2.4	38.7%
Profit (loss) before tax from continuing operations	1,109.5	853.8	255.7	30.0%

Distribution network - Breakdown of revenues

The main sales initiatives and product/service innovation

In the course of 2024, the Parent Company focused heavily on support activities for individuals and territories, responding to the needs that emerged with extraordinary support actions for Retail customers also on the basis of the government regulations. In particular, the following main initiatives were developed:

Retail loans and mortgages:

•	development of a dedicated ESG offering through the launch of the Green Mortgage, a product for financing of energy efficiency measures;

•	continuation of sales of the Mortgage with Consap guarantee (LTV 80% and 100%) for the purchase of a main home, with particular focus on the needs of young people under 36;

•	introduction in the catalogue of the Fixed Rate type of the Mortgage with Consap guarantee for priority beneficiaries and 100% LTV;

•	strengthening of the partnership with Third Party Networks also thanks to the introduction of a web portal dedicated to intermediation;

•	review of pricing and active management to maximise positioning in the segment;

•	full activation of post-sales processes.

In order to support customers in addressing the growing trend in interest rates, the following measures were implemented in 2024:

•	renegotiation of floating rate mortgages, according to the methods provided for by Law 197/22 with particular reference to customers with ISEE [equivalent economic situation indicator] not exceeding EUR 40,000;

•	mortgage suspension: possibility of requesting the suspension of the payment of mortgage instalments in application of the provisions of the Gasparrini law;

2024 ANNUAL REPORT - Consolidated Report on operations

•	activated product for the advance payment of TFS-TFR intended to support civil servants waiting for the settlement of the Treatment by INPS; started progressive centralisation on operational processes on mortgages, with a view to freeing up commercial time in the network for sales and after-sales management for customers;

Consumer Finance:

launch of MPS Prestito Ricarica, to reach customers in need of liquidity and with other MPS personal loans in repayment;

In the fourth quarter, a commercial initiative called “HUB Prestiti” was launched with the aim of testing the promotion of ordinary MPS personal loans through telephone channels and subsequent finalisation through Digital Banking; a new “hybrid” placement process of the CPI Prestito Protetto was also activated for the signing of policy documentation (branch and “remote collaboration”) and for improving the customer experience.

Funding, Assets under Management and Bancassurance

In 2024, for Private customers, investment advisory activities focused first and foremost on rebalancing the business mix, new liquidity/fresh money and conversion of assets under administration to assets under management, also with dedicated promotions and support targets in coordination with the regional structures.

Medium-/long-term indirect funding was based on two placements of certificates and bonds of third-party issuers with maturities of 3 and 7 years.

As part of Direct Funding, taking into account the needs of customers in a context of rising interest rates, activities in 2024 focused on the proposal of specific fixed-rate liquidity products (Conto Italiano di Deposito - CID [Italian Deposit Account]) resumed at the end of the year, offering a higher level of liquidity remuneration with respect to current accounts against a predetermined time constraint. The CID offer took the form of three lines with different financial characteristics and different time constraints (ranging from 3 to 36 months).

In the area of Asset Management for the Premium and Value segments, the offering of both open-ended funds managed by the partners Anima, JP Morgan, BlackRock, and “window” funds was consolidated. The focus on solutions with ESG investment policies was confirmed, an area in which the Parent Company has already adopted the necessary safeguards for a correct proposal to customers since 2022, expanding in 2023 and 2024 the in-depth analysis on ESG preferences within the of the MiFID profiling questionnaire.

In particular, regarding asset management, in 2024, Banca MPS launched an activity aimed at transforming/supplementing the range of asset management lines according to the specifications pursuant to Article 8 of Delegated Regulation EU 2019/2088. After the transformation, effective from 1 January, of the equity lines with an ESG bias already in the catalogue (Global Equity Bias ESG and ETF Etica), three balanced lines (ETF Bil ESG 10, ETF Bil ESG 30 and ETF Bil ESG 50) and one bond line (Obbligazionaria Euro ESG) were introduced from 24 June in order to cover the entire spectrum of risk classes.

The offering of Savings insurance products during the year evolved thanks to the revision of the funds / SICAVs combined with unit-linked and multi-segment policies, also characterised by the inclusion of additional solutions in the ESG segment.

In 2024, the offering was consolidated with the launch of a new multi-branch policy called InvestiSemplice dedicated to customers with a more conservative profile and underlying the new AXA MPS Separate Account MPV Plus.

The placement of unit-linked policies in tranches with issues of the “Rendimento Plus” and “Valore Dividendo” families also continued. Rendimento Plus is characterised by an investment of the underlying asset in a basket of bonds and the distribution of a periodic coupon, while Valore Dividendo is distinguished by an initial investment in a bond component and a gradual accumulation of the equity component against a single investment by the customer.

For the Protection segment, the new “Athena” Needs Analysis Path was released , which, through an in-depth examination of the customers’ insurance position, raises awareness of the importance of covering areas of protection-related needs.

With regard to Non-life insurance protection in 2024, the enrichment of the Protezione Business policy, a multi-guarantee product dedicated to companies and POE Valore customers, continued with the new Catastrophe Guarantees (CAT) and the motor offering was adapted to the new legislation that provides for the suspension of motor TPL policies.

Throughout 2024, across the entire Bancassurance segment, the focus continued on operational improvements focused in particular on the review of sales and after-sales processes through the development of the digitalisation of the offer (use of digital signatures for 100% insurance investment products, for the main Non-Life and Health Protection, Motor, Life Protection and CPI products on loans), aimed at improving efficiency and usability by the sales network and at offering customers a higher quality service (simplification and reorganisation of sales and after-sales processes).

BANCA MONTE DEI PASCHI DI SIENA

Financial and non-financial consulting

In 2024, for Private customers, the initiative to enhance the Platinum advanced advisory service, provided through the MPS Athena platform, was consolidated, with the goal of offering Premium and Private customers an all-inclusive service of excellence with fees remunerating advanced advisory services. In 2025, the Platinum offering will be further consolidated on advanced customers through the enhancement of advice on areas not strictly financial such as generational transition and real estate advice.

For private customers, the all-round advisory offering was expanded through the identification of targeted interventions, defined with the network (Managers and Specialists), to strengthen support to the Manager during all phases of customer-facing advisory activities and the expansion of the range of services offered through the Platform, which will become the single point of access for customer-facing advisory activities. Here are the main new features introduced:

•	the issuance of an insurance needs analysis pathway aimed at complementing the protection offer, this allows for an in-depth review of the insurance position and provides the manager with the opportunity to raise the client’s awareness of the importance of covering areas of protection-related needs in line with the characteristics of AXA MPS products;

•	the release of new functionalities that simplify the Network’s operations on UCITS PAC after-sales, on unexecuted orders through the robotisation of the process, the improvement of assets management processes, and the optimisation of advisory reports to be used and delivered to the customer.

Current Accounts, Payments and Collections

Among the activities realised in 2024, the release of the Large Amount Transfer (so-called BIR) on the Paskey Azienda Online channel to meet the needs of our more advanced corporate customers is of particular note.

Product fine-tuning was carried out to streamline i) the process of the customer’s right of withdrawal for bundled accounts ii) some aspects of the SEPA Direct Debit service process and iii) the underlying procedures for Cbill/PagoPA payments were strengthened.

Lastly, the release of the MPS Mio Futuro current account, intended for the children’s segment (0-18 bracket), should be noted, to complete the product catalogue currently lacking a product dedicated to this target group.

The current account used presently for acquisitions (MPS MIO) has maintained an excellent positioning among the most convenient current accounts on the market also for 2024.

E-Money

Among the activities carried out in 2024, the following should be noted:

•	enabling the payment cards issued by the Bank (VISA and Mastercard credit cards, Mastercard international debit cards and Mastercard prepaid cards) to be used with the “Apple Pay” wallet, in order to allow cardholders to make payments via this instrument;

•	the preparation of commercial campaigns to support the replacement of MONDO CARD debit cards (active on the Maestro, BANCOMAT® and PagoBANCOMAT® circuits) into Debit cards valid on the Mastercard circuit, as a means of fulfilling the obligations deriving from the decision of Mastercard, owner of the circuit, to prohibit the issue or renewal of Maestro circuit cards as from 1 July 2023;

•	the extension also to cards on the international circuit of the audio-guide functionality, for non-selling or visually impaired customers, at the bank’s A.T.M. counters for the main functions (inquiry of account movements and balance and withdrawal);

•	the extension until 28 February 2025 of the promotional offer reserved by Nexi exclusively for the Bank, which provides preferential terms for Montepaschi customers;

•	the dematerialisation of the P.I.N. of international debit cards, made available in the special section reserved for the card in Digital Banking in place of the P.I.N. delivered in paper form when the card was sold, in order to encourage mass digitalisation on the bank and customer side;

•	the promotion of Nexi’s “YAP” payment APP (YAP is a virtual prepaid card issued by Nexi and can be activated in self-service mode by customers via a mobile APP), aimed at the under-age segment (12-18 bracket), to complete the product catalogue.

2024 ANNUAL REPORT - Consolidated Report on operations

Digital Banking

In 2024, digital payment services were enriched with the release of Apple Pay and the expansion of Google Pay-enabled cards (service already available on some cards since 2021), in addition to BANCOMAT Pay® (already available since 2019): a novelty capable of fostering a new positioning of the Bank in the market.

To spread the use of Digital Banking, marketing campaigns were carried out to customers to inform them of the new features released, the services already available online and the opportunities to use the service (by e-mail, telemarketing campaigns, pop-ups on ATMs and Digital Banking). Commercial initiatives dedicated to the promotion of Apple Pay were also carried out on social channels.

In addition, training sessions (webinars) were conducted on the Network, dedicated to certain commercial aspects and aimed at representing the strengths of owning and using the service.

In order to stimulate the digitalisation of customers, it was also released in the last quarter of 2024:

•	the combined sale of the New Montepaschi Debit Mastercard card with Digital Banking in a similar way to the MPS Mio current account and the Quickard Plus prepaid card;

•	the online display of the card PIN, which streamlines the card sales process, allows customers who forget or lose their PIN to retrieve it quickly at any time and with all the security guaranteed by the authentication system of the Digital Banking service.

ATMs

Also in 2024, Banca MPS continued its commitment to maintaining the efficiency of the ATM machines throughout the country and monitor the service level for customers, focusing on replacing obsolete machines and paying close attention to exceptional situations of machine downtime. During the course of the year, a migration plan was initiated, which will end in 2025, concerning the upgrading of the ATMs’ operating system to ensure greater security of the machines by making them less vulnerable and for better compatibility with vendor-supplied software and hardware.

The audio-guide service, already available for cards operating on the Bancomat circuit, was also implemented for the international circuits, enabling customers and non-customers holding such cards to perform the main ATM operations: i) withdrawal from ATM; ii) withdrawal from account; III) current account movement queries and iv) current account balance queries

Open Banking

In 2024, the Bank, leveraging its well-established Open Banking platform, as indicated by the regulator, planned to extend the available services by providing Payment Cancellation (customers will be able to request the cancellation of a payment through the third party used to dispatch it) and Bulk Payments (third parties will be able to offer a service to send a list of payments in a single transaction). In parallel, solutions are being explored to reduce friction on third parties when authorising payments by the customer. In addition, the Bank is in the process of consolidating the monitoring processes and policies necessary to ensure the security and reliability of information systems supporting business processes as required by the Digital Operational Resilience Act (DORA) of the European Union effective from 17 January 2023 and applied from 17 January 2025.

BANCA MONTE DEI PASCHI DI SIENA

Results for the subsidiary Banca Widiba S.p.a.

As at 31 December 2024, Total Funding for Banca Widiba was equal to approx. EUR 11.0 bn, up by around EUR 0.4 bn compared to 30 September 2024 and EUR 1.1 bn compared to year-end 2023. The upturns in the third quarter are mainly concentrated on Indirect Funding and in particular on Asset Management (EUR +0.2 bn) with total Indirect Funding benefiting from both the positive net funding in the quarter for EUR +159 mln (EUR 409 mln since the beginning of the year) and the favourable effects of the financial markets for approximately EUR 103 mln in the quarter (EUR 509 mln since the beginning of the year). Total net funding for the first nine months of the year was EUR 624 mln.

In terms of economic results, as at 31 December 2024 Banca Widiba realised Total revenues of EUR 126.0 mln, down by EUR 28.6 mln compared to the previous year, due to the decline in Net interest income; Net commissions of EUR 23.1 mln, on the other hand, increased by EUR 2.3 mln compared to the previous year. There was a marked increase in gross commission income on Indirect Funding, partially absorbed by higher commission expenses on the Financial Advisor Network, consistent with the trend in gross income. Net commissions of the banking and e-money perimeter also increased.

Gross Operating Income amounted to EUR 61.1 mln, down EUR 28.8 mln from the previous year, due to the aforementioned dynamics on net interest income, absorbing the figure for Operating Expenses of EUR 64.9 mln, substantially stable compared to 2023.

In relation to the Cost of credit, equal to EUR 1.5 mln and down by EUR -1.8 mln compared to 2023, Net Operating Income was EUR 59.6 mln, with an fall of EUR -27.0 mln compared to 2023.

Non-operating items absorb provisions of EUR 2.3 mln on certain items of the provision for risks and charges, EUR 1.3 mln for charges related to the Eurovita transaction, and EUR 4.2 mln for DGS charges. Profit (loss) before tax from continuing operations was equal to EUR 51.6 mln, down by EUR -28.8 mln compared to the previous year.

Main initiatives

In 2024, as regards the banking sector, improvements were made to the product range, process innovations for both customers and Financial Advisors, strengthening of partnerships for the offer of value-added services for customers and an information campaign plan and sales to customers with a view to both cross-selling and caring.

The Bank also dedicated itself to projects related to compliance with Banking Transparency, which included a comprehensive review of pre-contractual, contractual and periodic documentation, including through the implementation of a dedicated platform.

The commercial offering was enriched by the introduction of new account packages: a basic package that introduces, compared to the past, new discount conditions dedicated to customers who subscribe to financing, investment, savings and trading products with the Bank and an “Élite” package dedicated to higher-value customers, which is characterised by free account fees, cards and main payment transactions for customers with significant assets or investment volume.

With regard to e-money, the enabling of the Google Pay and Apple Pay digital payment wallets was also extended to credit cards issued by Banca Widiba.

Lastly, periodic and event marketing campaigns were carried out during the year, aimed at increasing the customer base and revenues, with incentives for the opening of current accounts, the crediting of fees, the contribution of fresh money, the purchase of credit cards.

In 2024, a new call centre was launched with a pilot oriented to the management of issues related to the topic of Maestro Card Migration in October, while the entire management was transferred on 1 November.

The media centre was therefore committed in the first phase of the year to maintaining the contractual quality standards and to enabling the achievement of a high level of satisfaction. During the year, the monitoring of outsourcers was ntensified it was deemed as useful for identifying elements that could be improved both in terms of quality and process. Targeted training sessions were conducted that generated process efficiencies, resulting in a reduction of the management of customer reports also in terms of time.

The average customer rating for the year was 4.3/5, while the telephone churn rate stood at 14.5%.

To promote the centrality of the customer and the reduction of contacts to the media centre, predictive support logics were refined, with the aim of anticipating the customer’s demands before the customer even feels the need to activate the service input through a specific request. The total number of predictive messages was 670,260 with a 98.8% effectiveness of no recall in the 7 days following the message.

With regard to mortgages, volumes disbursed amounted to EUR 57.2 mln. It should be noted that, starting in September, a new criterion for the disbursement of mortgages was introduced, which restricts the offer to holders of current account for at least three months on the date of application for the mortgage.

2024 ANNUAL REPORT - Consolidated Report on operations

With regard to consumer credit, the volumes of personal loans placed in 2024 amounted to EUR 17.6 mln, while the instant instalment volumes linked to My Instant Credit service amounted to EUR 7.88 mln.

With regard to investment products, the 2024 activity focused on three main drivers, already defined within the specific 2024 product plan: product development and enrichment of the offering, commercial efficiency and evolution of the business model.

With regard to the specifics of the offer, the Asset Management service was upgraded at the beginning of the year by revising/inserting 8 management lines already present in the System Portfolio catalogues, transforming them into Article 8 (SFDR) lines, and a commercial initiative (called “PayOut = PayIn”) was launched to support the collection, which was initially scheduled to expire at the end of June, but was then extended until the end of September. In addition, operational processes were reviewed to improve the efficiency of sales and after-sales of the GPA Alta Gamma catalogue, a catalogue that allows the customisation of the benchmark to which the manager refers in his/her management and the identification of a specific investable universe, also in the wake of the Bank’s repositioning towards Private customers. Further process refinements were also released to allow more mandates to be underwritten with the same catalogue, and some strategy revisions on older management lines to adapt to the macroeconomic situation in the market.

Also in the area of improving the services offered by the bank, the “Gestito Online” service was released in the first half of the year, allowing customers to trade funds and SICAVs directly via internet banking and mobile banking. In addition, the Life Goals Service, within “Global Advice PRO”, a fee-based advisory service, was improved by the inclusion of the Ibbotson Cone, an easy-to-understand graphical description that allows the client to immediately understand whether the portfolio partition assigned to the goal is under or over-sized or even whether the asset allocation used is effective or not.

On the UCITS side, 12 window funds, consistent with the macroeconomic situation, were released during the year and were heavily used in the funding during the year. In addition, about 150 sub-funds of UCITS of the various management companies in direct distribution were revised or included.

With regard to the Bancassurance offering, in July, the new Axa MPS Financial unit-linked policy was released, thanks to the provision of two profiles within the same contract. At the end of the year, the product was completed with the release of automated profile change management, allowing customers switching from basic to advanced profile (and vice versa) to keep the same policy without recontractualising. In addition, in terms of network support, during the year, two commercial campaigns were launched (or continued), shared with the Company, on Multi-branch products (on “Private Choice”) and Branch I (on “Private Prestige”) aimed at developing inflows or reducing disinvestment, increasing the profitability of the Unit component in the first case or containing the yield differential of the Separate Accounts with respect to government bonds in the second.

Lastly, the commercial initiative “Investi con Widiba 2024” continued, whereby the Bank reimburses stamp duty when new liquidity is invested in investment products. The initiative supported the new funding by more than EUR 50 mln (compared to the end of March 2024). On the basis of this result, a similar sales initiative was launched in October, but valid for the year 2025, with similar characteristics, although also aimed at slightly less capitalised customers (reducing the minimum investment from EUR 50 th EUR 25 th).

Financial Advisors Network

As at 31 December 2024, the Financial Advisors Network had a total of 567 employees (566 as at 31 December 2023). The stock of total customer funds managed by Financial Advisors as at 31 December 2024 amounted to EUR 9.094 bn: More specifically, assets under management amounted to EUR 5.63 bn - and accounted for around 62% of the total stock - while assets under administration amounted to EUR 1.64 bn (18% of the total) and direct funding totalled EUR 1.82 bn (20% of the total).

Average assets per advisor stood at EUR 16 mln as at 31 December 2024.

Overall funding shows positive net flows: As at 31 December 2024, total net flows amounted to EUR +498 mln and net funding inflows from managed assets amounted to EUR 209 mln. Also in the managed area, placement flows were up 42% compared to 2023 (EUR 1.118 bn in 2024 vs. EUR 649 mln in 2023). Also positive were the flows of assets under administration, amounting to EUR +176 mln, and the flows of direct deposits amounting to EUR +113 mln.

The growth of Global Consulting Pro (the fee-based consulting model) is also confirmed as one of the most significant trends in 2024, rising from EUR 498 mln as at 31 December 2023 to EUR 995 mln as at 31 December 2024. Of these assets, EUR 335 mln (or 34% of total assets in Global Advisory Pro) consist of assets under administration.

A strong push on recruitment is planned for 2025 as part of a long-term development plan.

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Communications

During the 2024 the activities focused on enhancing reputation by targeting the key communication drivers: financial consulting and recruiting, innovation and sustainability.

Work in this area has resulted in eight important market recognitions. In particular, we highlight the inclusion in the “World’s Best Banks” ranking promoted by Forbes, the first prize of the “Qorus Reinvention Awards - Europe” in the category “New Ways of Working” for “Team CF” and the Best Digital CX Project award within the Banking Awards 2024 organised by Forum Banca.

As usual, the visibility of financial advice was maintained by enhancing Banca Widiba’s model, giving management and financial advisors a voice in the media and with dedicated social posts. In support of the Network, 327 articles were published, including 46 interviews. The published posts generated 15K views and over 700 interactions. The Network was also supported with the design and production of visibility materials, requested by Financial Advisors during the year.

In 2024, the focus on ESG issues continued through activity on the Bank’s social channels. In particular, two projects dedicated to these topics were implemented. The first concerns the collaboration with the financial education social community Bank Station, for the production of a series of 3 video pills on the MIFID topic, disseminated on the social channels of the partner (over 200K followers) and those of Banca Widiba; The second project involved conducting a series of interviews with some women from Banca Widiba (employees, consultants, customers) on issues related to stereotypes and prejudices about women in the world of money management. The video interviews that were carried out totalled 300,000 views and over 4,000 interactions.

On social media, all major KPIs were up on 2023: +11% followers, +86.5% number of posts published, above average engagement rate at 5.84% vs. 4.6% in 2023, and +5% interactions generated.

There were also numerous opportunities for engagement with customers, prospects and the Financial Advisor network, which allowed the Bank to maintain a strong presence in national and industry media.

Among the most visible activities was the participation, as sponsor, in the two biggest industry events of the year, ConsulenTia 2024 and Il Salone del Risparmio 2024. During these events, more than 1,000 unique contacts were registered at the Banca Widiba stand and more than 12,660 participants (+55% vs. 2023).

On the Customer Experience (CX) side, the app and site development and optimisation projects continued in order to constantly improve the customer experience, with 150 projects with impacts on the CX by 2024. Among the main high-impact projects new Online Enrolment (AOL), with the entire redesign of the acquisition process and redesign of the trading functionality in the private area of the site. The Managed Online service was implemented, with new functionality in the investment section of the private area and new front-end technology making the user experience streamlined and fully accessible from mobile platforms (app and browser). Other high-impact projects include: Optimisation of Online Enrolments (AOL), New Experience for Promo Fresh Money, Maestro Decommissioning, Switch to React, Card Optimisation and Biometric on the app.

Customer Experience KPIs include a customer satisfaction rating of 4.85/5, which corresponds to 97% positive comments on products and services.

The Widiba app was still the most used channel for bank access, and all the indicators demonstrated its effectiveness: 160,000 active users on the app; 72% app logins; 4.6/5 - Apple AppStore rating; 3.8/5 - Google Playstore rating.

2024 ANNUAL REPORT - Consolidated Report on operations

Wealth Management

Business areas

•	Funding, lending, provision of insurance products, financial and non-financial services to private customers.
•	Services and products for high- standing customers in the areas of wealth management, financial planning, consultancy on not strictly financial services (tax planning, real estate, art & legal advisory).
•	Fiduciary and trust services (through the subsidiary MPS Fiduciaria).

Customers

There are around 35.900 private customers.

 Income statement and balance sheet results

As at 31 December 2024, Total Funding in Wealth Management amounted to EUR 19.5 bn, essentially stable compared to 30 September 2024 (EUR +0.1 bn) and up by EUR 1.5 bn on year-end 2023. More specifically:

•	Direct Funding was equal to EUR 3.0 bn, essentially in line with the levels at 30 September 2024 and up by EUR 0.4 bn compared to 31 December 2023;

•	Indirect Funding, amounting to EUR 16.4 bn, was stable compared to 30 September 2024 and was up by EUR 1.1 bn compared to year-end 2023 thanks to assets under custody (EUR +0.7 bn) and to assets under management (EUR +0.4 bn);

•	Gross interest-bearing loans to customers were essentially in line with both 30 September 2024 and at year-end 2023, standing at EUR 0.5 bn.

Wealth Management - Balance sheet aggregates
				Chg Abs	Chg %	Chg Abs	Chg %
(Eur mln)	31/12/24	30/09/24	31/12/23	Q/Q	Q/Q	Y/Y	Y/Y
Direct funding	3,037	3,006	2,623	32	1.1%	414	15.8%
Assets under management	11,052	10,887	10,394	165	1.5%	658	6.3%
Assets under custody	5,373	5,449	4,967	-76	-1.4%	406	8.2%
Indirect Funding	16,425	16,337	15,362	89	0.5%	1,064	6.9%
Total Funding	19,463	19,342	17,985	120	0.6%	1,478	8.2%
Gross Interest-bearing loans to customers	489	491	519	-2	-0.5%	-30	-5.8%

BANCA MONTE DEI PASCHI DI SIENA

With regard to profit and loss, Wealth Management achieved total Revenues amounting to EUR 189 mln as at 31 December 2024, up by 4.6% compared to the previous year. A breakdown of the aggregate shows:

•	Net Interest Income amounted to EUR 58 mln, up by EUR 3 mln compared to 2023;

•	Net commissions amounted to EUR 118 mln, an increase of EUR 9 mln compared to 31 December 2023, due to the higher contribution of placement fees;

•	Other Income from Banking and Insurance Business amounted to EUR 14 mln, down by EUR 3 mln YoY.

Considering the impact of Operating Expenses, which were down by 6.3% compared to the previous year, Wealth Management generated Gross Operating Income of EUR 72 mln (EUR 71 mln at 31 December 2023). Including Cost of credit equal to EUR -2 mln, the Net Operating Income totalled EUR 70 mln.

The non-operating components amounted to EUR -0,2 mln (EUR +0.2 mln as at 31 December 2023).

The Profit (loss) before tax from continuing operations amounted to EUR 70 mln (EUR 68 mln as at 31 December 2023). The cost-income ratio of the Operating Segment was at 61.7% (compared to 60.7% in 2023).

Wealth Management - Profit and loss aggregates
			Chg. Y/Y
(EUR mln)	31/12/24	31/12/23	Abs.	%
Net interest income	57.6	54.9	2.7	4.9%
Net fee and commission income	118.5	109.8	8.6	7.9%
Other Revenues from Banking and Insurance Business	14.1	17.0	-2.9	-17.0%
Other operating expenses/income	(1.4)	(1.3)	-0.1	8.9%
Total Revenues	188.8	180.5	8.3	4.6%
Operating expenses	(116.5)	(109.6)	-7.0	6.3%
Pre Provision Operating Profit	72.3	70.9	1.4	1.9%
Cost of customer loans/Net impairment (losses)-reversals on securities and loans to banks	(1.9)	(3.2)	1.3	-41.0%
Net Operating Income	70.4	67.7	2.7	4.0%
Non-operating components	(0.2)	0.2	-0.4	n.m.
Profit (loss) before tax from continuing operations	70.2	67.9	2.3	3.4%

2024 ANNUAL REPORT - Consolidated Report on operations

The main sales initiatives and product/service innovation

In 2024, the Commercial Planning of Private Banking was developed according to three main strategic drivers: Development, Consulting, Loyalty. Specific initiatives were implemented for each area, also supported by levers and promotional offers for specific targets and customer clusters. In particular:

•	Development: In order to achieve the objectives of growth in assets and new customers, activities were first and foremost geared towards strengthening the relationship with business customers, through synergy activities between the Private and Corporate markets, with the aim of providing specialised support for customers’ personal and business needs. In addition, specific promotional levers reserved for new customers were also released thanks to the establishment, together with the other Markets, of a ceiling to support both retention of liquidity and the acquisition of new masses. A special focus was also placed on the development of existing customers, through initiatives aimed at both the recovery of assets transferred to other intermediaries and the consolidation of the relationship with all members of the Relation Groups.

•	Consulting: with a view to improving and enhancing the constant monitoring of the quality of the advisory service provided, specific initiatives were conducted in 2024 in order to provide customers with an efficient diversification of investments and all-round coverage of their financial and non-financial needs through the use of the entire range of offerings available. To this end, specific solutions have also been released to accompany tactical solutions to the “core” components of portfolios, which are of particular use to customers in the relevant market context.

•	Loyalty: a specific focus has been activated in order to reduce the level of attrition in terms of both masses and customers, also aimed at providing customers with functional supports for the management of generational changeover and business continuity, in line with recent regulatory changes, thanks also to fiduciary services, which allow for an effective management of portfolio transfer.

Product/service innovation

In 2024, the offering of products and services for Private and Family Office customers was characterised by the development of new investment solutions and at the same time by the search for an increasing rationalisation and simplification of the offer.

The developments in the insurance investment products segment concerned the consolidation of the Wrapper offering (both multiline and unitline) with the regular update of the range of new external funds (mainly thematic and sectorial).

In the area of assets under management, the offering of Funds/SICAVs was characterised by approximately 4,000 sub-funds being placed and continued with a view to the ongoing evolution of the offer, aimed at maintaining the high quality of the placement range thanks to agreements signed with the main Asset Managers.

In 2024, the main releases concerned:

•	the placement of 14 new Anima window funds and some new window funds from other leading investment houses (3 JP Morgan A.M., 1 fund from Fidelity, 1 from AXA Investment Managers, 1 from Pictet)

•	the constant updating of the range of UCITS directly placed with all investment houses

As regards the Wealth Management sector, attention was further focused during the year on the search for investment solutions that would respond to new market trends and dynamics, as well as to the needs expressed by customers in the specific market environment characterising the year 2024.

BANCA MONTE DEI PASCHI DI SIENA

Training initiatives

Several training activities involved private market and family office resources in 2024, all of which were included in a programme called “Private Academy”, aimed at strengthening and enhancing the skills of bank employees and managers, through targeted courses held in collaboration with certified bodies and structures of high standing.

The Private Academy was enriched in 2024 with a new path to foster and develop synergies between the Private and Corporate Market. The course, aimed at Private and Companies Network sales figures, aims to train resources in terms of both soft skills - defining interventions to strengthen collaboration logics - and technical skills.

The exam preparation course for the EFA certification, issued by EFPA, was also confirmed in 2024, which allowed for the important recognition of additional resources, thus bringing the number of EFA certificates to about 18% of the private network.

With the support of investment houses partner, info-training initiatives were also carried out to provide specific and timely scenario-based support, so as to consolidate the skills necessary to deliver a customer service that meets the needs of the reference context. The training framework is completed by updates by the internal advisory structures on possible market scenarios, thus allowing portfolios to be adapted at a tactical level.

Communication initiatives

During 2024, an extensive programme of info-training communication initiatives was promoted and implemented, with the aim of offering participants concrete elements to better understand market dynamics and thus support financial education.

In particular, 25 events were held throughout the country, involving an audience of over 1,000 guests, including customers and prospects from the Private and Family Office segment, as well as the Corporate segment, in order to strengthen and foster dialogue and the creation of networking and strategic synergies.

These events were developed and organised in close cooperation with partner investment houses, which contributed and added value to the meetings with their know-how and analyses on key market trends, offering participants an in-depth and up-to-date view.

In line with our commitment to environmental sustainability, all meetings were designed with a paperless approach, reducing the use of paper materials and favouring interactive digital solutions for sharing content and insights.

Results for the subsidiary MPS Fiduciaria

As at 31 December 2024, MPS Fiduciaria achieved a profit for the year of EUR 0.52 mln (EUR 0.38 mln as at 31 December 2023).

In 2024, the company assisted the Parent Company in its commercial initiatives aimed at expanding the dissemination of services, in particular the company liquidity management, escrow accounts, generational transfers of financial and business instruments, asset protection and assumption of the role of the Trustee of the Trust. Benefiting from the reorganisation of the Parent Company’s commercial structures, it continued to work with its reference markets by leveraging the “global advisors” identified to promote fiduciary services to the Network and external professionals. Participation in specialised events dedicated to the topic of generational and business transitions is of note, as is the investment in training on Company and Network human resources. These activities made it possible to close the year with a net growth in the stock of deposits and the number of mandates.

The guidelines for the subsidiary’s next developments envisage a further relaunch of commercial activities to be achieved mainly through a customised structuring of the offer for families, entrepreneurs and companies, but always with a view to the synergies between the corporate world (origination) and the private world (allocation of family investments), inherent to the type of business. Optimisation measures are also planned for some key processes (operations and controls), to be implemented in close cooperation with the Parent Company.

2024 ANNUAL REPORT - Consolidated Report on operations

Corporate Banking

Corporate Banking includes the income statement/balance sheet results of corporate customers (SME, Corporate Client and small business segments), the Foreign Branch and and, for the first half of 2023, of the merged entity MPS Leasing & Factoring. The economic results, both in terms of costs and revenues, are therefore not entirely comparable in a year-on-year comparison.

Business areas

•	Lending and offering financial products and services to businesses, including through strategic partnerships with trade associations and Confidi (credit guarantee consortia), with Guarantee Institutions (including public) and Institutional Entities, through which funding is acquired at favorable terms.
•	Offer of integrated Factoring packages for business, artisans and professionals.
•	Custody and deposit services for dairy products on behalf of third parties (through the subsidiary Magazzini Generali Fiduciari di Mantova S.p.A., which is also authorized to issue documents of title to the merchandise, providing for easier access to bank lending).

Customers

About 117,600 Corporate customers of the Parent Company, directly followed by Corporate Banking.

Income statement and balance sheet results

As at 31 December 2024, Total Funding from Corporate Banking amounted to EUR 26.4 bn, up compared to 30 September 2024 (EUR +0.4 bn), due to the increase in Direct Funding (EUR +0.4 bn), while Indirect Funding was stable. The aggregate was stable compared to the end of 2023, due to an increase in Indirect Funding (EUR +0.4 bn) offset by a decline in Direct Funding (EUR -0.3 bn).

With regard to lending, as at 31 December 2024, Gross interest-bearing loans to Corporate Banking customers stood at approximately EUR 29.8 bn, stable compared to 30 September 2024 and down compared to 31 December 2023 (EUR -0.9 bn).

Corporate Banking - Balance sheet aggregates

(Eur mln)	31/12/24	30/09/24	31/12/23	Chg. Abs. Q/Q	Chg. % Q/Q	Chg. Abs. Y/Y	Chg. % Y/Y
Direct funding	20,364	19,915	20,687	449	2.3%	-323	-1.6%
Assets under management	1,156	1,630	1,688	-475	-29.1%	-533	-31.5%
Assets under custody	4,896	4,463	3,975	433	9.7%	921	23.2%
Indirect Funding	6,052	6,093	5,663	-42	-0.7%	389	6.9%
Total Funding	26,416	26,008	26,350	408	1.6%	66	0.3%
Gross Interest-bearing loans to customers	29,774	29,771	30,644	3	0.0%	-870	-2.8%

BANCA MONTE DEI PASCHI DI SIENA

For profit and loss aggregates, as at 31 December 2024, Revenues from Corporate Banking came to EUR 1,323 mln (+2.7% compared to the previous year). A breakdown of the aggregate shows:

•	Net Interest Income amounted to EUR 894 mln, up by EUR 19 mln YoY;

•	Net Fee and Commission income amounted to EUR 405 mln as at 31 December 2024, up by EUR 11 mln compared to the previous year;

•	Other Income from Banking and Insurance Business amounted to EUR 23 mln, stable compared to the levels recorded as at 31 December 2023.

Considering the impact of Operating Expenses, down by 6.2% compared to the previous year, Gross Operating Income amounted to EUR 925 mln (EUR 913 mln as at 31 December 2023).

The Net Operating Income stood at EUR 702 mln (EUR 674 mln as at 31 December 2023), against a Cost of credit of EUR -223 mln (compared to EUR -239 mln as at 31 December 2023).

The non-operating components amounted to EUR -0.2 mln, compared to EUR -7 mln as at 31 December 2023.

The Profit (loss) before tax from continuing operations was EUR 702 mln (EUR 668 mln as at 31 December 2023).

The cost-income ratio of Corporate Banking stands at 30.0% (29.1% as at 31 December 2023).

Corporate Banking - Profit and loss aggregates

			Chg. Y/Y
(EUR mln)	31/12/24	31/12/23	Abs.	%
Net interest income	894.1	875.0	19.1	2.2%
Net fee and commission income	404.8	393.6	11.2	2.9%
Other Revenues from Banking and Insurance Business	22.9	23.6	-0.7	-2.9%
Other operating expenses/income	0.9	(4.5)	5.4	n.m.
Total Revenues	1.322.8	1.287.7	35.1	2.7%
Operating expenses	(397.5)	(374.3)	-23.1	6.2%
Pre Provision Operating Profit	925.3	913.4	11.9	1.3%
Cost of customer loans/Net impairment (losses)-reversals on securities and loans to banks	(223.4)	(238.9)	15.6	-6.5%
Net Operating Income	702.0	674.4	27.5	4.1%
Non-operating components	0.2	(6.6)	6.8	n.m.
Profit (loss) before tax from continuing operations	702.2	667.8	34.4	5.1%

2024 ANNUAL REPORT - Consolidated Report on operations

Main sales initiatives

In 2024, the functional range of the corporate banking platform was expanded with important releases, which were highly appreciated by user customers,including: remote reset (i.e. self-service regeneration of credentials) and urgent transfer by telematic channel.

The strategy aimed at consolidating assets, intervening on the support methods (help desk) with a revision of the user experience with a view to improving the quality perceived by users.

Also noteworthy was the management of two regulatory updates related to the CBI paths for the exchange of credit transfer instructions, SDD collection and SEDA (in March and November), which were completed without service interruptions for customers.

In the latter part of the year, communication on the channel was stepped up to increase knowledge on how to operate the service (especially on the use of online advances and foreign account operations), and internal training actions were completed, necessary to be able to respond in a comprehensive and timely manner to customer requests.

Companies

During 2024, support activities continued for companies to deal with the extraordinary and urgent need to contain the negative economic effects arising from international tensions.

In order to provide liquidity support measures for Italian-based companies affected by this crisis, the Parent Company continued to offer products backed by guarantees from the Guarantee Fund “Temporary Crisis Framework”.

Section 2.2 of the “Temporary Crisis Framework” used for the release of the aforementioned products ended on 31 December 2023. These products will remain usable to allow the completion of pending transactions, until 30 June 2024.

During 2024, the Parent Company continued - through the SACE “Green New Deal” Guarantee - to support projects related to environmental objectives (climate change mitigation, climate change adaptation, protection of water and marine resources, circular economy; prevention and reduction of pollution and protection and restoration of biodiversity and ecosystems) falling under the so-called “Green New Deal”.

In addition, the Parent Company has joined the “Garanzia Futuro” convention, promoted by SACE. This guarantee instrument is dedicated to all Italian companies, especially SMEs, and provides easier access to medium- to long-term financing. The loans benefiting from the Futuro guarantee are those aimed at promoting growth in global markets, supporting technological innovation and the digitalisation process, investing in infrastructure and sustainability, supporting strategic supply chains and economically disadvantaged areas. It also contributes to the growth of the social ecosystem through the development of female entrepreneurship, with a special focus on NRP-related initiatives, in order to stimulate the competitiveness and productivity of the country system.

As proof of the Bank’s commitment as a reference point for the PDO Economy and the Italian agri-food sector, on 8 July 2024, a new loan product was released to support the development and growth of olive farms called “Impiantolivo”. This is a medium- and long-term loan, intended for farms investing in olive groves, which by their very nature are characterised by longer lead times to entry into production than other agricultural sectors, with the consequent need to modulate the amortisation and pre-amortisation period. Specifically, aid may be granted to agricultural holdings that intend to construct, restore or renovate olive-growing facilities, as well as for the construction of farm mills, including bottling plants, and may be granted both for the purchase of the land on which a new olive-growing facility is to be built and for the construction or improvement of the facility itself.

BANCA MONTE DEI PASCHI DI SIENA

ESG Covenant

On 11 July 2024, the Bank’s commercial offer was enriched with corporate financing products that, through specific commitments (called “ESG Covenants”) of customers, incentivise the achievement of ambitious and pre-determined goals in terms of sustainability performance.

Loans that incorporate “ESG Covenants” into the contract are referred to as “Sustainability Linked Loans” (“SLLs”). The essential components of a “SLL” product can be summarised as:

•	the setting of corporate performance targets in the areas of “E - Environmental”, “S - Social” and/or “G - Governance”;

•	the selection of appropriate “KPIs” in accordance with the above objectives;

•	the necessary elements useful for verifying the achievement of KPIs at a certain contractually agreed date (so-called “Verification Date”).

The attainment of these objectives at the Verification Date entails the activation of an incentive system, agreed upon in advance and strictly linked to sustainability performance, and identified, for corporate financing products, in a reduction of the contractual interest rate to be applied as of the first useful maturity date following the Verification Date.

Emilia-Romagna Multiscope

Banca MPS has entered into an agreement with Artigiancredito Consorzio Fidi della Piccola e Media Impresa Società Cooperativa acting as lead agent of the Temporary Grouping of Companies called “A.T.I. Fondo Multiscopo Emilia-Romagna”, for the disbursement of loans under the “Fondo Regionale Multiscopo di Finanza Agevolata” with private participation.

In view of the Bank’s adherence to the Convention for the disbursement of loans from the Regional Multipurpose Revolving Fund, on 9 September 2024, the relevant updates to the loan products prepared for this purpose were issued.

The Multipurpose Fund in connection with this Convention consists of two sections:

1.	the Growth section, under the Starter Fund, which refers to the objectives of fostering start-ups, female entrepreneurship, supporting the growth of new SMEs (no more than five years old);

2.	the Green-ER Energy segment, whose objectives are to encourage energy efficiency and energy requalification processes in companies, to support the construction of energy production plants from renewable sources, and to support the development of energy communities and interventions for process circularity.

FRI Campania

Banca MPS is a party to the Agreement governing the relationship between Sviluppo Campania and the Lending Bank for the operation of the financial instrument “FONDO ROTATIVO PMI” (FRI Campania).

The financial instrument Fondo Rotativo PMI Regione Campania is an intervention, realised with EU funds (ERDF), which aims to allow SMEs in the Campania Region access to the credit market on favourable terms. The interventions concern strategic and innovative productive investments to be carried out in the territory of the Campania Region, aimed at strengthening the competitive capacity of companies, supporting the adoption of emerging technologies and the dissemination of innovation processes, as well as supporting the accompaniment of corporate reorganisation and restructuring processes.

Tuscany Region EU blending 2023-2028

In order to implement aid initiatives in favour of Tuscan SMEs, the Region of Tuscany has provided for the reduction of interest on loans granted by banks to Tuscan companies, within the framework of a European Investment Bank (“EIB”) provision. Tuscan regional facilitation measures can only be activated by customers through participating banks.

MPS is the bank selected by the EIB and is authorised to sign loan contracts with customers using EIB funding.

Surety guarantees for SIMEST loans

Based on the Fund under Law 394/81, SIMEST provides subsidised loans backed by guarantees issued by the credit system. The disbursement of the SIMEST loan is, inter alia, subject to the condition precedent of the prior release of an independent first demand guarantee.

Banca MPS offers its customers the possibility of issuing a surety guarantee by submitting preliminary documentation with details of the transaction to be guaranteed.

Framework Convention Lombardy Region

In 2023, Banca MPS joined the Lombardy Region Framework Agreement concerning the activation of financial instruments on the 2021-2027 ERDF programme and on the regional resources. Joining constituted a prerequisite for participation in the individual specific initiatives governed by special technical measurement datasheets prepared and published by the Lombardy Region also through Finlombarda S.p.A., which acts as the managing entity on behalf of the Region itself.

2024 ANNUAL REPORT - Consolidated Report on operations

On 11 May 2023, the Parent Company joined the following technical measurement datasheets for which it issued specific financing products:

•	“Investments – Business Development Line” measure in implementation of Regional Executive Order no. XI/7595 of 15 December 2022;

•	“Investments – Investment Attraction Line” measure in implementation of Regional Executive Order no. XI/7595 of 15 December 2022;

•	“Investments – Green Line” measure in implementation of Regional Executive Order no. XI/7595 of 15 December 2022.

In the course of 2024, the measures were financed.

ISMEA

Ismea has made operational the new guarantee issued free of charge, the so-called “GR8”, which assists financing used for the construction of renewable energy plants, with 100% coverage of the financing granted. By means of decision C 9090 of 18 December 2023, the European Commission has authorised the extension of the duration of aid schemes SA.103166 and SA.108084, relating to the “GR8” Guarantees, as a result of which the deadline for submitting guarantee applications has been extended until 7 June 2024.

Subsidised financing

The value proposition of MPS is to position itself as a reference point for the customer with a comprehensive and “ready-to-use” proposition. With the aim of further enhancing the subsidised finance sector and ensuring a more widespread and timely support to the Network and customers by increasing the commercial effectiveness of the sector, collaborations were consolidated with counterparts with proven experience in advisory on subsidised finance aimed at:

•	guiding companies in the process of relaunch and modernisation;

•	providing specialised advice to companies on the sustainability of their business and assist them in obtaining ESG certification;

•	offer customers a professional turnkey service: offering customers a “turnkey” professional service: specialised advisory support for the Bank’s corporate customers - with particular attention to those without reference consultants - truly enriching the range of the Bank’s offering with a qualified and distinctive service performed by referenced Counterparties;

•	providing a strategic, synergistic and complementary proposal with banking activities.

In order to raise awareness of the possibilities and instruments of subsidised finance, increase contacts and business opportunities and develop innovative methods of engaging companies starting from consulting and not from the product, the Bank is engaged in an articulated process of further strengthening the know-how of its network on the potential of subsidised finance.

In 2024, the activity of supporting companies in the process of granting subsidies for Agricultural Supply Chain Contracts continued, both as an Authorised Bank, with the asseveration of 11 new supply chain contracts, and as a Lending Bank (in pool with Cassa Depositi e Prestiti) for the support of investment projects by agricultural companies.

Agridop Business Development

The Parent Company continued to develop the network of local and national relations in the Agridop world through specific territorial poles called “AgriDOP Centres” manned by specialised figures with the aim of improving interaction and relations with customers and the territory and seizing the opportunities provided by the NRP, the various national and regional calls for tenders, offering solutions aimed at accompanying companies towards a development path characterised by innovation, digitalisation and sustainability.

At the end of 2023, there were 15 AgriDOP Centres located throughout the country, which will become 21 in 2024 with the opening of centres in Verona, Imperia, Oristano, Ostuni, Cosenza and Marsala, and with the goal of reaching 45 centres by 2026.

Green Energy Business Development

In light of the important actions envisaged within the PNRR on the subject of energy transition, the Parent Company deemed it appropriate to develop a vertical business line focused on consulting and offering financing for the construction of energy production plants from Renewable Sources, with the support of a Network of Specialists and third-party partners.

It is planned to open 40 “Green Energy” Centres by the first quarter of 2026, manned by Specialists to implement the presence and proximity to the territory.

BANCA MONTE DEI PASCHI DI SIENA

Factoring

The commercial activity, developed in strong synergy with the individual DTIPs (Territorial Districts for Businesses and Private Customers), focused in particular on:

•	the development of new assignor relationships for credit purchase and non-recourse factoring activities, intercepting the needs of customers already operating with the Bank without factoring relationships;

•	the consolidation of existing factoring relationships, through actions aimed at optimising existing lines/funds, increasing exclusive contracts and revitalising less utilised relationships;

•	the tailor-made follow-up of Large Corporate clients, alongside managers, for larger and more complex transactions;

•	customer support in the field of Supply Chain Financing in order to ensure optimised liquidity management of all supply chains involved. In particular, the activity concerned the expansion of agreements for both Reverse Factoring and Confirming;

•	gradual technological upgrade of the platform and gradual development of the Digital Factoring project with the aim of always being aligned with market best practice.

The synergistic commitment between the General Management Factoring structure and the DTIPs made it possible to express the potential of product. The result of this synergy was an increase in factoring loans of about 37% year-on-year against a market performance (source: Trade Association - Assifact) that was down by 2%.

2024 ANNUAL REPORT - Consolidated Report on operations

Large Corporate & Investment Banking

Large Corporate and Investment Banking includes the economic/financial results of Large Corporate customers, the Corporate Finance and Investment Banking and Global Market business units and the merged entity MPS Capital Services Banca per le Imprese S.p.A. (for the first half of 2023). The economic results, both in terms of costs and revenues, are therefore not entirely comparable in a year-on-year comparison.

Business areas

•	Credit brokerage aimed at specialized follow-up; provision of tailor-made products and services with a view to coverage teams; cross-fertilization of skills between group resources and financial products and services for businesses, also through strategic collaboration with institutional entities.
•	Corporate finance: mid- and long-term lending, corporate finance and structured finance.

Customers

Approximately 1,050 Large Group customers of the Parent Company are directly supported by Large Corporate & Investment Banking.

Income statement and balance sheet results

Total Funding from Corporate Banking as at 31 December 2024 amounted to EUR 12.7 bn, up by EUR 1.5 bn compared to 30 September 2024, of which EUR +1.1 bn on Direct Funding and EUR +0.4 bn on Indirect Funding. The aggregate was also up compared to end December 2023 (EUR +1.5 bn), as a result of the increase in Direct Funding (EUR +1.2 bn) and, in part, in Indirect Funding (EUR +0.2 bn).

With regard to lending, as at 31 December 2024, Gross interest-bearing loans to Large Corporate & Investment Banking customers stood at approximately EUR 4.5 bn, up by EUR 0.3 bn compared to 30 September 2024 and by EUR 0.5 bn compared to year-end 2023).

Large Corporate e Investment Banking - Balance sheet aggregates

(Eur mln)	31/12/24	30/09/24	31/12/23	Chg. Abs. Q/Q	Chg. % Q/Q	Chg. Abs. Y/Y	Chg. % Y/Y
Direct funding	4,477	3,401	3,257	1,077	31.7%	1,221	n.m.
Assets under management	38	38	37	0	0.3%	1	1.7%
Assets under custody	8,173	7,781	7,935	392	5.0%	237	3.0%
Indirect Funding	8,210	7,818	7,972	392	5.0%	238	3.0%
Total Funding	12,688	11,219	11,229	1,468	13.1%	1,459	13.0%
Gross Interest-bearing loans to customers	4,465	4,142	3,942	323	7.8%	523	13.3%

In terms of income, Large Corporate & Investment Banking realised Revenue in the amount of EUR 324 mln as at 31 December 2024 (+38.1% compared to 2023). A breakdown of the aggregate shows:

•	Net Interest Income amounted to EUR 165 mln, up by EUR 37 mln YoY;

•	Net Fee and Commission income stood at EUR 68 mln, up for EUR 12 mln compared to 2023;

•	Other Revenues from Banking and Insurance Business amounted to EUR 92 mln, up compared to the previous year (EUR 50 mln), thanks to the positive trend recorded for finance activities by the merged entity MPS Capital Services.

Considering the impact of Operating Expenses, down by 7.8% compared to 31 December 2023, Gross Operating Income came to EUR 251 mln (EUR 156 mln compared to 31 December 2023).

Net Operating Income stood at EUR 194 mln (EUR 155 mln as at 31 December 2023), against a Cost of credit of EUR -57 mln (substantially nil as at 31 December 2023).

Non-operating items are essentially nil, compared to EUR -14 mln in 2023.

Profit (loss) before tax from continuing operations was EUR 194 mln (EUR +142 mln in 2023).

The Large Corporate Banking & Investment cost-income ratio stood at 22.5% (33.7% as at 31 December 2023).

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Large Corporate & Investment Banking - Aggregati economici

			Chg. Y/Y
(EUR mln)	31/12/24	31/12/23	Abs.	%
Net interest income	165.2	127.8	37.4	29.3%
Net fee and commission income	67.6	56.1	11.5	20.5%
Other Revenues from Banking and Insurance Business	91.6	50.3	41.2	82.0%
Other operating expenses/income	0.0	0.7	-0.7	-97.2%
Total Revenues	324.5	234.9	89.5	38.1%
Operating expenses	(73.1)	(79.2)	6.1	-7.8%
Pre Provision Operating Profit	251.4	155.7	95.7	61.4%
Cost of customer loans/Net impairment (losses)-reversals on securities and loans to banks	(57.2)	(0.4)	-56.9	n.m.
Net Operating Income	194.1	155.4	38.8	25.0%
Non-operating components	0.0	(13.8)	13.8	n.m.
Profit (loss) before tax from continuing operations	194.1	141.6	52.6	37.1%

Main sales initiatives

Large Corporate

During 2024, the Large Corporate Market further increased its share of wallet on its customers, both by strengthening its role as a commercial bank, with the channelling of receipts and payments, essential elements to boost both funding and lending, but also by providing products and services with greater added value, and therefore more profitable for the bank, with the help of the CIB, Factoring and Foreign support structures. Intensive work was also carried out to expand the customer base through extension development.

With regard to Direct Funding, particular attention was paid to the role of Banca MPS as also partner in the management of company liquidity, in line with the operating trends of customers that determine the timing of investments, with the aim, therefore, of stabilising the volumes of the deposits. Along with this activity, the activities concerning Indirect Funding aimed not only at corporate customers, but also at financial institutions, continued. This resulted in a significant increase in volumes compared to the previous year, further reinforcing customers’ belief in the Bank’s ability to attract and efficiently manage their liquidity and investments, even in a context of falling interest rates and strong market competition.

With regard to loans, adequate and constant financial support was ensured to customers, with particular regard to the methods of intervention, carefully analysing the associated risks in order to preserve the quality of the loan portfolio by prioritising “secured” type interventions through guarantee bodies (in particular SACE). In each area, the management of the price to market, i.e. the expected profitability based on the risk taken, has remained vigilant. Large corporate financing was targeted at all sectors, from industrial to tertiary; However, a special focus was placed on the agri-food sector, identifying business opportunities for the supplier chains of large Italian companies, aiming to foster the transformation and sustainable growth of the suppliers of these chains. The search for opportunities related to the National Recovery and Resilience Plan (NRRP) and to customer companies engaged in ESG investments, increased.

In addition to commercial loans and medium/long-term financing, to complete the range of products offered to customers, the use of direct and indirect factoring transactions was significantly increased, the latter also serving non-Large Corporate transferor customers, managed in other bank service models. The exchange with the Bank’s product/service specialists was further intensified with a view to enhancing and integrating the offer also through structured financing and hedging instruments. To complement the monitoring of traditional revenue components and the development of additional commission income, synergy activities with the Foreign Markets Function were constantly recorded: The constant attention paid to Large Corporate Clients operating on international markets, through customised solutions related to their needs and thanks also to the network of the Bank’s representative offices, allowed the execution of transactions with leading counterparties on foreign markets with interesting economic returns. This operational approach has made it possible to seize certain opportunities despite the complex new macroeconomic and geopolitical scenarios that are becoming increasingly significant in both the export and import spheres.

2024 ANNUAL REPORT - Consolidated Report on operations

Corporate finance

In 2024, the Parent Company has confirmed its positioning amongst the leading banks in Italy for loans to the renewable energies sector and for infrastructure using Project Financing, as well as in the Real Estate sector with significant initiatives for property reclassification and qualified institutional customers (e.g. Real Estate Funds). Among the loans finalised in 2024 to be noted are:

Project Financing & Energy

•	financing in favour of the company Calimera Bio S.r.l. (Arjun Group) for the construction of a FORSU treatment plant for the production of advanced biomethane and mixed composted soil improver located in the province of Lecce. The transaction involved the granting of a loan on a project finance basis, articulated on different credit lines, for an amount of EUR 10 mln, in which Banca MPS acted as sole lender, covering the role of Mandated Lead Arranger, Hedging Bank, Custodian Bank and Agent Bank;

•	a short-term loan to Tozzi Green S.p.A. for a total of EUR 63.1 mln for the construction of a wind farm with a capacity of 45 MWp located in the municipalities of San Pancrazio Salentino (BR), Avetrana (TA), and Erchie (BR). The financial intervention was concluded in a pool, in which Banca MPS participated as Structuring Mandated Lead Arranger & Underwriter, Hedging Bank, Custodian Bank;

•	financing in favour of MV Holding S.r.l. (Tozzi Group) for the construction and refinancing of a portfolio of wind farms with a total capacity of 81.8 MWp located in Southern Italy. The financial intervention totalling EUR 116.1 mln was underwritten by a pool of leading banks, with MPS underwriting a portion totalling EUR 10 mln.

Infrastructure and Real Estate

•	Financing in favour of the company Argo Srl, belonging to the Bizzi & Partner Group, to support the financial needs arising from the reconstruction and redevelopment programme of the Port of Rapallo. The financing operation was structured in a pool with leading banks for a total amount of EUR 67.7 mln - MPS share EUR 15 mln. MPS also acts as the hedging bank for the transaction.

•	Financing in favour of the company Tram di Firenze Spa, to support the financial needs arising from the construction of a new Tramway Line named 3.2.1, which will connect the centre of Florence with Bagno a Ripoli for a total length of over 7 km. The financing operation was structured in a pool with leading banks for a total amount of EUR 58 mln, with MPS’s share of about EUR 10.8 mln as lead bank, agent bank and custodian bank. MPS also acts as the hedging bank for the transaction.

•	Financing in favour of Sub-fund 4 of RealStep Sicaf Spa, a leading Italian investment company operating in the real estate sector, in order to support the financial needs connected to a large urban redevelopment programme in the Certosa district of Milan - through the acquisition and complete restructuring of various assets. The loan was structured and fully subscribed by MPS for a total of EUR 13.5 mln, also acting as Hedging Bank and Agent Bank for the transaction.

•	medium/long-term financing to support the acquisition, redevelopment and expansion programme of a resort of high standing in the Puglia region in the province of Bari, in one of the world’s most internationally renowned tourist destinations, where more than 140 rooms, tennis courts/playgrounds, swimming pools, wellness centre, restaurants, will be built over an area of more than 7,500 sqm. The financing operation was structured and fully subscribed by MPS for a total of EUR 39.5 mln, acting as Hedging Bank and Agent Bank for the transaction.

In relation to corporate finance transactions finalised during 2024, please note that:

the structuring and underwriting, as sole lender, of a loan for a total of EUR 34 mln, backed by a SACE Futuro Guarantee, in favour of a major multinational operator in the steel sector, intended to reimburse the costs incurred in connection with investments made and being completed at an industrial site in Northern Italy, for the construction of plant and equipment for a new rolling mill for beams, involving a total investment of over EUR 200 mln;

the underwriting of a pool loan, acting as Lending Bank and Bookrunner, for a total of EUR 225 mln, in favour of a leading private healthcare group. The financing transaction, which was accompanied by a private placement of EUR 50 mln to institutional investors, is to support the refinancing of past financial debt as well as to support the group’s growth, both organically and through external lines.

In relation to the Acquisition Finance activities, during 2024 the Parent Company continued to carry out activities for structuring the acquisition transactions in support of counterparties of high standing, focusing on business integrations carried out by corporate operators and also maintaining a strong foothold in the market for the LBOs promoted by the leading private equity operators in Italy.

BANCA MONTE DEI PASCHI DI SIENA

Some of the main transactions organised and financed were:

•	acquisition of Autry International - an operator active in the production and marketing of trainers aimed at a premium market segment under the Autry brand, registered in Dallas in the 1980s and relaunched in 2019 by entrepreneur Marco Doro - by private equity operator Style Capital SGR (LBO);

•	acquisition of BAT - an operating holding company at the head of an international group specialising in the design, production and sale of components and finished products for sun shading (blinds and pergolas) for domestic and professional use - by private equity operator ProA Capital (LBO);

•	acquisition of La Bottega - a player in the production and marketing of hotel amenities (courtesy sets and accessories) for luxury and top luxury hotels - by private equity operator Three Hills Capital Partners (LBO);

•	acquisition of Molino Nicoli - active in the production and marketing of breakfast cereals and cereal bars (in particular Allergen & Gluten Free products) and baby food (in particular puffed snacks), excluding those with milk in the recipes - by private equity operator Clessidra SGR (LBO);

•	acquisition of F.lli Polli - an operating holding company at the head of an international group present in more than 50 countries that produces and sells canned food, condiments and sauces - by private equity operator Platinum Equity (LBO);

•	the acquisition of Banco BPM’s Issuing & Acquiring business unit by Numia (a company traceable to the private equity operator FSI SGR into which all of the ICCREA Group’s e-money activities were merged in 2022), a transaction that forms part of a broader industrial project that will lead to the creation of a leading company in its reference market (Corporate Acquisition);

•	acquisition of SACMI Beverage (a bottling and labelling operator for the beverage industry) by Omnia Technologies Group (a world leader in the development, engineering, production and sale of automated machines and systems for the wine, beverage, dairy/cheese, pharmaceutical and medical sectors), an operation that represents an important industrial opportunity and further development for the Group thanks to the internalisation of technology to achieve high-speed bottling and packaging and thus complete the beverage machinery offering (Corporate Acquisition).

Investment Banking

The Parent Company offered its services by supporting the Group’s key customers in extraordinary finance transactions, in particular, by assisting companies in the role of financial advisor at all stages of development and in raising the funds necessary to service the transactions.

In this regard, the Parent Company supported its industrial and financial customers with its ability to carry out market transactions, in particular, debt instruments tailored to the characteristics of the reference investors, both in public and private placement form, with an activity covering all phases of the transaction, from structuring to distribution, and all the main product types.

Moreover, by virtue of its role as Specialist in Italian Government Securities, the Bank continued to play its recognised role as one of the leading players in syndicates for the placement of Italian government securities, both in its role as Joint Lead Manager and Bookrunner, and in its role as Co-Lead Manager, contributing in this capacity also to the placement of supranational securities in EUR (€).

Finally, during 2024, the Parent Company developed initiatives aimed at participating in capital-raising operations through financial instruments that also involve retail investors.

Client Driven Finance

During 2024, activities in the markets and with institutional customers achieved more than satisfactory results, characterised by highly diverse trends.

Activity with institutional customers recorded positive performance in most business lines. Both auctions and bond trading on the secondary market increased significantly compared to last year. The derivatives business also experienced an increase in volumes and revenues on a YoY basis, in line with the dynamics of the industry as a whole. On the primary market, revenues were in line with last year thanks to the Bank’s involvement by the Italian Treasury in the roles of Joint Lead and Co-Lead Manager of syndicated issues.

Hedging transactions for the Bank’s corporate customers saw a slight reduction in volumes on commodities in light of the dynamics observed during the year in terms of demand and volatility on the various sectors, while there was substantial stability on currencies.

2024 ANNUAL REPORT - Consolidated Report on operations

On the other hand, there was a marked increase in interest rate hedges due to both the particular market situation (negative slope of the rate curve) and the contribution of specialised lending transactions structured by the CIB with customers in the Corporate and Large Corporate service models.

The Market Execution unit continued the execution of orders transmitted by Network customers, institutional customers and Widiba.

Global Markets’ structuring teams continued to seek solutions for investment products adapted to market conditions: the level of rates made it possible to offer both the retail and private segments of the Group solutions designed with the insurance partner AXA that proved to be innovative and competitive with the bond segment; At the same time, structured fund business lines that had been absent in previous years were reopened and received good commercial success.

The management of portfolios serving client-driven activities continued with careful risk management, with Var metrics in line with previous quarters.

Network coverage

In 2024, in continuity with the organisational implementation begun in the previous year, the CIB Coverage function, reporting directly to the Marketing, Sales & Coverage structure, continued its specialised support activities for Banca MPS’s commercial network, oriented towards the growth of loans and commissions in the corporate market, through Corporate & Investment Banking (CIB) products, in the area of specialised finance and capital markets.

Corporate Centre

The Corporate Centre includes:

•	the income statement and balance sheet results of non-performing customers managed centrally by the Non-Performing Loans Unit;

•	operating units, such as proprietary finance, treasury and capital management;

•	business service and support units, particularly with regard to the development and management of information system;

•	the offsetting of intragroup entries and the results of the companies consolidated under the equity method and those held for sale, in particular MP Banque.

With regard to non-performing customers centrally managed by the Non-Performing Loans Unit, gross ‘live’ loans to customers amounted to EUR 1.4 bn as at 31 December 2024; the contribution to the Corporate Centre’s financial results was EUR 8 mln in Revenues, EUR -53 mln in Operating Expenses and EUR -31 mln in Credit Costs.

With regard to finance activities, securities sales realised in 2024 amounted to EUR 1,799 mln (positions mainly classified at amortised cost); securities in the amount of EUR 149 mln, entirely classified in the portfolio of financial assets measured at fair value through other comprehensive income, are overdue. In compensation for these sales and/or maturities, securities amounting to some EUR 2,217 mln were repurchased, most of them classified at amortised cost.

BANCA MONTE DEI PASCHI DI SIENA

Equity investment management

During 2024, the streamlining of the investment portfolio continued, including simplification of the structure of the Banking Group.

The following is a detailed list of the most significant transactions carried out during the financial year.

Acquisitions

•	The Parent Company received an additional 208 Preferred class shares of Visa Inc. A. against partial conversion of the shares of Visa Inc. Preferred class C shares, previously acquired as part of the Visa Europe transfer transaction to Visa Inc. itself. These shares were subsequently transferred subject to conversion into Visa Inc. Class A Common Stock.

•	319.75 shares of Società Consorzio per la tutela del credito S.c.a.r.l. were assigned free of charge following the withdrawal of other consortium members.

•	Following the completion of a credit restructuring and conversion transaction, equity instruments of the company Cimolai S.p.A. were acquired (0.18% of total instruments issued).

Disposals

•	The following shareholdings were disposed of: Società per azioni Autovie Venete S.a.v. (0.84% of the share capital) and, following the reverse stock split, Mediterraneo S.p.A. (0.15% of the share capital).

•	The partial divestment of the shareholding in Campus Bio Medico S.p.A. continued (from 0.68% to 0.59% of the share capital).

•	Upon completion of the respective voluntary liquidations, the stakes held in: Siena Lease 2016-2 S.r.l. in liquidation (100%), Siena Mortgages 09-6 S.r.l. in liquidation (100%), Siena Mortgages 10-7 S.r.l. in liquidation (100%), Armorlite S.r.l. in liquidation (3.48%), Classica Sviluppo S.r.l. in liquidation (9.40%), Cori S.p.A. in liquidation (7.30%), Gestioni esattoriali della Capitanata S.p.A. in liquidation (0.67%) and Sei Energia in liquidation (13.08%).

•	In addition, the participatory financial instruments held in Ferroli S.p.A. were also disposed of (14.14% of the total instruments issued).

•	An agreements were reached for the sale ofl the entire stake held in Bancomat S.p.A. (4.32%) and for the partial disposal of some shares (no. 2,000) held in the Bank of Italy’capital.

2024 ANNUAL REPORT - Consolidated Report on operations

Prospects and outlook on operations

In the coming quarters, in an environment of modest economic growth and conditioned by US protectionist measures, lower interest rates could increase the attractiveness of bank loans. The recovery of household purchasing power, combined with the resilience of the financial markets, is expected to support consumption by fostering positive dynamics in household lending. On the other hand, the weakness of the investment cycle, also influenced by high uncertainty regarding international trade, could limit the demand for corporate loans. The modest reactivation of investments in plant and machinery, facilitated by the contribution of the NRP, may feed the financing needs of companies, but at the same time, investments in construction are expected to contract following the end of the Superbonus incentives, particularly in the residential segment. Despite the uncertainty surrounding the economic cycle, credit risk indicators are expected to be at historically low and manageable levels for the banking sector: greater attention by operators to lending criteria and a more attentive demand for credit have in fact generated cohorts of better quality borrowers who are better able to withstand a possible deterioration in the scenario.

Direct deposits are expected to grow moderately in the coming years due to the expansion of time deposits and bonds, although flows are expected to be lower than in the past; the reduction in sight deposits could slow down and the process of rebalancing from sight deposits to time deposits could be affected by the reduction in refinancing rates, which will lead to a lower opportunity cost of holding liquid assets. Investments in government bonds, while positive, are expected to yield lower returns, favouring the accumulation, albeit limited, of liquid assets and increased interest in mutual funds and insurance products. Thanks to the role of advisory networks and the strategic objectives of operators, asset management will gain a central role.

With the completion of TLTRO repayments by the first half of 2024, the ongoing process of rebalancing funding is expected to continue, reflecting not only the need to reallocate between funding items (towards forms more suitable for regulatory requirements), but also the process of disintermediation of bank lending, particularly to companies, which may lead banks to have structurally lower funding needs.

The lowering of monetary policy rates will affect the margins of the banking system. The margin from customers is expected to decrease, influenced by the narrowing of the banking spread and moderate growth in intermediated volumes. The interest margin trend may only turn positive in the medium term with the increased contribution of coupon interest on the securities portfolio and a possible stabilisation/inversion in the monetary policy tone. Revenues from asset management and intermediation are expected to increase as net intermediated inflows and average stocks under management grow, but will be affected by the composition of portfolios (on which securities in custody and bond products, with lower unit margins, will be concentrated) and by the adjustment of product pricing. Revenues from cash management services may be affected by regulatory impacts on digital payments. With the decline in net interest income only partly offset by growth in service revenues, and with operating expenses expected to decline modestly (despite the downsizing of systemic charges) due to the still significant investments in IT and ESG, the segment’s profitability, while still high, is expected to decline on average.

Against this backdrop, in 2025, the Group’s revenue mix will benefit from the positive dynamics of commission income, which is expected to grow especially in the areas of asset management and protection, supported by the implementation of targeted commercial initiatives envisaged in the 2024-2028 Business Plan; the net interest income, in line with the dynamics of the system, will be affected by the market scenario and, in particular, by the fall in rates.

Operating expenses are expected to increase in 2025 mainly due to the renewal of the national collective bargaining agreement (‘CCNL’) for the credit and financial sector and to investments in technology to put in place to enable the Group’s digital transformation.

Despite the continuing uncertainty in the economic cycle, no tensions are expected in the cost of credit.

The capital position is expected to remain at high levels.

It should be noted that the outlook for the MPS Group’s operations presented above does not consider the impacts expected from the announced voluntary public exchange offer on Mediobanca’s ordinary shares. For more information on the characteristics and objectives of the operations, please refer to the section “Significant events after the end of the financial year” included in this Report on Operations.

BANCA MONTE DEI PASCHI DI SIENA

Sustainability Reporting

Section 1 - General Information

[ESRS 2]

Basis for presentation

General Criteria for the drawing up of the Sustainability Report

This Sustainability Report (hereinafter also referred to as the “Report”) is prepared on a consolidated basis, in compliance with Directive (EU) 2022/2464 on corporate sustainability reporting (‘CSRD’), with Commission Delegated Regulation (EU) 2023/2772 (European Sustainability Reporting Standards) and with Legislative Decree 125/2024, which transposed the aforementioned EU Directive into Italian law.

The consolidation perimeter of the Sustainability Report coincides with the consolidation perimeter of the Consolidated Financial Statements and therefore includes the Parent Company (hereinafter also the “Bank”) and the subsidiaries consolidated on a line-by-line basis within the Consolidated Financial Statements (together referred to hereinafter as the “Group”). For more details on the companies included in the Report’s consolidation scope, please refer to Part A - Section 3 of the Notes to the Consolidated Financial Statements on the scope of consolidation.

Subsidiaries included in the consolidation are exempt from individual sustainability reporting in accordance with the provisions of Legislative Decree 125/2024, Article 7, paragraph 1, as they are included in the consolidated sustainability report of the Parent Company.

Sustainability Reporting covers the main segments of the Group’s value chain - upstream, downstream and own operations - and takes into account the related assessment of identified impacts, risks and opportunities (“IRO”).

The Group did not opt:

•	to omit a specific disclosure related to intellectual property, know-how or innovation results (see ESRS 1, Section 7.7 Classified and sensitive information and information on intellectual property, know-how or results of innovation)

•	to use the exemption from disclosure of information concerning upcoming developments or matters concerning trading, pursuant to Articles 19-bis (3) and 29-bis (3) of Directive 2013/34/EU.

The Reporting contains information only on the data points required by the ESRS identified as material following the double materiality analysis and therefore mandatory under the ESRS. The table of contents on page 33 gives references to the specific sections of the Report where they are dealt with. Wherever possible, the Group has made use of the principle of “Incorporation by Reference” to ensure its integration within the Consolidated Report on Operations.

The Report is subject to limited assurance.

The Report also contains the information considered appropriate to be disclosed to the United Nations Global Compact Agency (UNEP) and the progress made in implementing the Principles for Responsible Banking following the Group’s voluntary adherence in 2019.

2024 ANNUAL REPORT - Sustainability Reporting

Disclosure in relation to specific circumstances

Value chain estimation

The metrics reported within the Report that include estimated value chain data and are estimated through indirect data concern Scope 3 greenhouse gas emissions, reported within Section 2 - Environmental Information. The direct calculation of these emissions requires data and information on the Group’s customers, suppliers and business partners. According to the reporting principles, where direct value chain information cannot be gathered through reasonable efforts, it must be estimated using information from indirect sources.

Below are the limitations on the value chain data underlying the Group’s decision to use estimated data:

•	Regulatory limitations on data and information to be considered for financial institutions belonging to the Group’s value chain;

•	Restrictions on access to and sharing of information related to actors in the value chain;

•	Limitations on the reliability and quality of information about the actors in the value chain related to the possible lack of technical expertise of the actors involved.

Sources of estimation and outcome uncertainty

For more details on the estimation methodology used in the calculation of Scope 3 indirect emissions, including sources of information, assumptions made and conversion factors used in the calculation, please refer to what is described in the paragraph “Methodology for calculating own direct and indirect (Scope 1 and 2) and Scope 3 indirect emissions” in Section 2 - Environmental Information.

Errors and changes in the preparation or presentation of sustainability information

As this is the first year that the provisions of Legislative Decree 125/2024 have been adopted, there are no changes in the preparation and presentation of information. In addition, in accordance with ESRS 1 - General Requirements paragraph 136, in the first year of preparing the Sustainability Report in accordance with ESRS, no comparative information with the previous year is reported.

Disclosures required by other disclosures

The Report includes the disclosure required by Article 8 of Regulation (EU) 2020/852 (EU Taxonomy) within Section 2 “Environmental Information”. Comparative data are not subject to limited review for the current year.

Incoporation by reference

All inclusions by reference made by the Group to other documents and contained within the Report meet the requirements of ESRS 1 - General Requirements paragraphs 119 and 120. Specifically, the disclosure requirements included by reference in the Report are as follows:

•	ESRS 2 BP-1: to identify the companies included in the scope of consolidation in this Report, please refer to scope of consolidation described in Part A Section 3 - “Scope and Methods of Consolidation” of the Notes to the Consolidated Financial Statements;

•	ESRS 2 IRO-1: for more details on the framework for monitoring potential environmental risks, please refer to the “ESG Risks” section of Part E - “Information on risks and related hedging policies” of the Consolidated Notes to the Financial Statements;

•	E1 – ESRS 2 SBM-3: For a description of the analysis process to identify climate change risks, please refer to the “ESG Risks” section of Part E - “Information on risks and related hedging policies” of the Consolidated Notes to the Financial Statements.

BANCA MONTE DEI PASCHI DI SIENA

Governance

The role of the administrative, management and supervisory bodies

The Bank, in its role as Parent Company, performs functions of direction, governance and control over the Group’s Companies, as part of the more general guidelines set out by the Board of Directors and in the interest of the Group’s stability.

The governance system of the Bank, which has a traditional structure, is composed of the Board of Directors, the Board of Statutory Auditors, the Shareholders’ Meeting, the Chief Executive Officer (who, at present, also holds the position of General Manager) and five Board committees:

•	Appointments Committee;

•	Remuneration Committee;

•	Risk and Sustainability Committee;

•	Related-Party Transactions Committee;

•	IT and Digitalisation Committee.

The Board of Directors was appointed by the Shareholders’ Meeting on 20 April 2023, on the basis of lists submitted by the shareholders, for the 2023-2024-2025 financial years and thus until the date of the Shareholders’ Meeting to approve the financial statements as at 31 December 2025.

On 11 April 2024, the Shareholders’ Meeting of Banca MPS resolved to appoint Raffaele Oriani as Director, to replace Marco Giorgino, terminated by resignation on 13 November 2023; On 17 December 2024, five non-executive and independent directors resigned and, subsequently, on 27 December 2024, the Board of Directors appointed five new members by co-option. On 23 January 2025, the Bank proceeded, within the terms of the law, to verify the eligibility requirements of the co-opted directors, in compliance with regulations in force. The evaluation process by the Supervisory Authorities is ongoing.

Considering that the substantial changes in the composition of the Board of Directors relate only to the last 15 days of 2024, the information provided in the following section, including the percentages on the shares of independent directors and the percentages on the specific competences of the Board members, refer to the composition of the Board prior to these changes.

Where the information refers to the composition of the current Board of Directors, this is specifically indicated.

The composition of the Bank’s Board of Directors, from its appointment in April 2023 until 31 December 2024, did not include employee/worker representatives, whose appointment to the corporate bodies is not, however, provided for by Italian law, nor by the Bank’s Articles of Association.

All Board members elected during the term of office have been recognised as meeting the requirements and eligibility criteria set forth in the applicable regulations in force, and as at 31 December 2024, 11 out of the 15 directors (i.e. 73.33% of the Board members) were assessed as independent in accordance with Article 15 of the Articles of Association.

The CEO is the only executive member, while there are 14 non-executive members on the BoD. The following summary table lists the members of the Board of Directors18.

18	Please note that the composition of the Board Committees changed in February 2025 For the new composition of the Committees see Press Release of 6 February 2025 https://www.gruppomps.it/media-e-news/comunicati/cs-06022025.html

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			Risk and	Related Party		IT and
Incombent members		Remuneration	Sustainability	Transiction	Nomination	Digitalization
as of 31.12.2024	Position	Committee	Committee	Committee	Committee	Committee
Maione Nicola (*)	Chairman
Non-Executive
Brancadoro Gianluca (*)	Vice Chairman	C
Non-Executive
Lovaglio Luigi	Chief Executive Officer
and General Director (CEO)
Non-Executive
Barzaghi Alessandra (*)	Board Member		C	M		M
Non-Executive
Caltagirone Alessandro	Board Member
Non-Executive
De Martini Paola (*)	Board Member	M		C	M
Lead Independent Director
Non-Executive
De Simone Elena	Board Member
Non-Executive
Di Stefano Stefano	Board Member		M
Non-Executive
Lombardi Domenico (*)	Board Member		M		C
Non-Executive
Lucantoni Paola (*)	Board Member		M
	Non-Executive					M
Oriani Raffaele (*)	Board Member					C
Non-Executive
Panucci Marcella (*)	Board Member
Non-Executive
Paramico Renzulli Francesca (*)	Board Member
Non-Executive
Sala Renato (*)	Board Member	M		M	M
Non-Executive
Tadolini Barbara (*)	Board Member
Non-Executive

* Independent directors

C = Board Committee Chair, M = Board Committee Member

The current Board of Statutory Auditors was appointed by the aforementioned Shareholders’ Meeting of 20 April 2023 for the 2023-2024-2025 financial years and thus until the date of the Shareholders’ Meeting to approve the financial statements as at 31 December 2025.

The Shareholders’ Meeting of 11 April 2024 resolved on the integration of the Board of Statutory Auditors following the resignation of Alternate Auditor Piera Vitali (on 2 May 2023) and Standing Auditor Roberto Serrentino (on 15 May 2023). In accordance with the statutory and regulatory provisions in force, in compliance with the principle of necessary representation of minorities and the principle of gender balance provided for by the legislation in force at the time, the above-mentioned Shareholders’ Meeting of 11 April 2024 resolved to appoint Giacomo Granata to the position of Standing Auditor and Paola Lucia Isabella Giordano to the position of Alternate Auditor, for the remainder of the current term of office; Pierpaolo Cotone, who took over as Standing Statutory Auditor on 15 May 2023 following the resignation of the previous Standing Statutory Auditor Roberto Serrentino (as sole Alternate Auditor), returned to the position of Alternate Auditor as of 11 April 2024.

BANCA MONTE DEI PASCHI DI SIENA

The following table shows the composition of the current Board of Statutory Auditors.

	Members	Office
1.	Ciai Enrico	Chairperson
2.	Linguanti Lavinia	Standing Auditor
3.	Granata Giacomo	Standing Auditor
4.	Cotone Pierpaolo	Alternative Auditor
5.	Giordano Paola Lucia Isabella	Alternative Auditor

None of the members of the Board of Statutory Auditors is related to other members of the Board of Statutory Auditors, the members of the Board of Directors, the Financial Reporting Officer, the General Manager and the main executives of the company. The Sustainability Reporting Officer coincides with the Financial Reporting Officer.

The number and the type of duties covered by the statutory auditors is in line with the regulations governing the limits on the maximum number of positions for members of Control Bodies, as set forth in Title V-bis, Section V, Item II of Consob Issuers’ Regulation and Article 17 of MEF Decree no. 169/2020.

Diversity in governance bodies

The composition of the Bank’s corporate bodies in 2024 - for the Board of Directors was 53% male and 47% female, and for the Board of Statutory Auditors, 2 male standing auditors and 1 female standing auditor, and alternate auditors, 1 male and 1 female - complied with primary and supervisory regulations on gender balance. Please note that in December 2024, independent director Paola De Martini was appointed as Lead Independent Director.

With reference to the composition of the Board of Directors, the Board Committees and the Board of Statutory Auditors in terms of gender diversity, age and managerial and professional expertise, it should be noted that, as a listed bank, the Bank applies specific relevant provisions of the applicable legal and regulatory frameworks19, as well as the principles and recommendations contained in the Corporate Governance Code, endorsed by the Bank. Lastly, the Articles of Association of the Bank contain specific provisions on gender diversity (Articles 15 and 25), calling for compliance with the regulations in force both at the appointment stage and during the term of office.

The Bank, in compliance with its Code of Ethics, the BMPS Sustainability and ESG Guidelines20 and the Group’s Gender Equality Policy, recognises and promotes the benefits of diversity in the overall composition of its Corporate Bodies in all respects, including gender, age and seniority in office, skills and the educational and professional profile of its members, in order to ensure sound governance, and a critical discussion of issues with a variety of viewpoints and experiences as recommended by supervisory regulations.

In the overall composition of the Corporate Bodies, differences in the areas mentioned above are therefore valued, promo-ting diversity as an indispensable value for a cooperative climate and an open approach to the inclusion of all diversities and attainment of “equal opportunities”. People are guaranteed the same opportunities regardless of age, sexual orienta-tion, religious belief, gender, ethnicity and different abilities, ensuring the absence of any discrimination21.

In concrete terms, the application of the diversity criteria adopted22 to define a composition of the governing bodies deemed optimal, ensured, in 2024:

•	a gender balance in terms of a level of representation in line with that provided for in legislation;

•	a diversification by age (of directors, with a minimum age of 48 and a maximum age of 71, an average age of 59, and with two directors aged under 50; of auditors, ranging in age from a minimum of 38 years to a maximum of 74 years, with an average age of 61 years), and by length of tenure (for directors, with 1 member in their third term, 4 members in their second term, 10 members in their first term; for statutory auditors, with the Chairman in his second term and four statutory auditors in their first term);

•	the presence of requisites and compliance with the eligibility criteria necessary to perform the position (educational background, professional experience, independence of judgement, time available, prohibition on interlocking), which are periodically assessed both with regard to the individual representative and with regard to the overall structure of the governing bodies.

19	For example, the TUF, Supervisory Provisions on corporate governance, Ministerial Decree 169/2020.

20	Available on the Group’s institutional website under the name “Sustainability and ESG Guidelines”.

21	It should be noted that on 24 February 2025, the Board of Directors approved the “DIVERSITY POLICY FOR THE COMPOSITION OF THE BANCA MONTE DEI PASCHI DI SIENA S.P.A.’S CORPORATE BODIES”, published on the website www.gruppomps.it
22	These aspects, which are an integral part of a governance structure of diversity aligned with best practices, were taken into account when renewing the corporate bodies at the Shareholders’ Meeting of 20 April 2023, which appointed the Board of Directors and the Board of Statutory Auditors, as well as at the Shareholders’ Meeting of 11 April 2024, which, among others, resolved to appoint Raffaele Oriani as Board Director, Giacomo Granata as Statutory Auditor and Paola Lucia Giordano as Alternate Auditor.

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The qualitative and quantitative criteria on the ideal composition of the Board of Directors are disclosed to the shareholders before the renewal of the corporate bodies.

The Board of Statutory Auditors

The Board of Statutory Auditors ascertains on an annual basis or in the case of significant events, (i) the existence of the independence requirements for its members, and (ii) the correct application of the assessment criteria and procedures adopted by the Board of Directors to assess the independence of its non-executive members. The outcome of these checks shall be disclosed to the market in the corporate governance report or in the supervisory body’s report to the Shareholders’ Meeting”.

Composition of the Board of Directors by gender and age

As at 31 December 2024, the gender diversity ratio of the board of directors, calculated as the average ratio of female to male members, was 88%.

With reference to the Board of Statutory Auditors, as at 31 December 2024, the Board of Statutory Auditors was composed of 3 regular auditors (2 male and 1 female) and 2 alternate auditors (1 male and 1 female)23. The age of the auditors ranges from a minimum of 38 years to a maximum of 74 years, with an average age of 61 and one auditor under 50.

23	Following the resignation of a statutory auditor and an alternate auditor in 2023, the Shareholders’ Meeting of 11 April 2024 appointed a new statutory auditor and a new alternate auditor, pursuant to Article 2401 of the Italian Civil Code.

BANCA MONTE DEI PASCHI DI SIENA

Responsibilities of bodies with strategic oversight, management and control functions with regard to impacts, risks and opportunities

The Bank’s governance system provides for specific responsibilities regarding sustainability issues, distributed among the Bank’s bodies and functions according to four areas (strategy, actions and policies, risk factor management, monitoring and reporting). In detail, the main responsibilities for sustainability are as follows:

Board of Directors

approves the sustainability and ESG strategies and policies and the Sustainability Plan in line with the values, principles and rules of conduct defined in the Code of Ethics, the commitments deriving from adhesion to voluntary initiatives, taking into account the impacts of ESG (environmental, social and governance) factors;

approves the Group Sustainability and ESG Policy and monitors its implementation;

assesses the integration of ESG factors into corporate strategy setting and decision-making processes;

approves participation in national and supranational sustainability initiatives;

verifies the presence of adequate ESG risk factor controls within the overall risk management framework, integrating them into the existing risk assessment, management, monitoring and control processes, defining the Group Risk Appetite;

evaluates and approves the findings of the dual materiality analysis (with its identified impacts, risks and opportunities);

approves the policy guidance and coordination on the Sustainability Report;

approves the Sustainability Report, subject to the opinion of the Risk and Sustainability Committee.

Board of Statutory Auditors

ensures that the Sustainability Report is drawn up and published in compliance with the relevant regulatory provisions and supervises the adequacy of the organisational, administrative and reporting and control system adopted in order to allow for a correct and complete representation in the consolidated sustainability report of the information necessary for understanding both the impact of the company on sustainability issues and the way in which sustainability issues affect the company’s performance, results and situation.

Risk and Sustainability Committee

evaluates proposals for strategic sustainability guidelines and macro-objectives, checking their consistency with the strategic guidelines;

formulates proposals for environmental and social strategy, annual objectives and targets and monitors their implementation over time;

oversees the evolution of sustainability also in the light of the relevant international guidelines and principles, monitoring its performance;

reviews and approves sustainability issues, including the validation of the double materiality analysis for the purpose of drafting the Sustainability Report;

supports the Board of Directors by gathering information, making proposals and providing advice in evaluations and decisions related to sustainability and ESG risk management;

monitors the positioning of the Group with regard to Sustainability;

supervises compliance with the provisions established pursuant to Legislative Decree No. 125 of 10 September 2024 with regard to the preparation of the Sustainability Report.

Remuneration Committee

has the power to formulate guidelines and recommendations on the remuneration of personnel whose remuneration and incentive systems are decided by the Board of Directors;

periodically assesses the criteria adopted for the remuneration of executives with strategic responsibilities, monitoring their application.

2024 ANNUAL REPORT - Sustainability Reporting

Chief Executive Officer

ensures the implementation of the Board’s resolutions and the pursuit of the integrated strategic lines of the sustainability profile, through the support of the Steering Committee[24];

oversees sustainability-related activities and actions to be implemented, monitoring and ensuring the achievement of defined objectives.

Steering Committee

through the specific session ‘ESG and Sustainability’, supports the Chief Executive Officer in defining strategic guidelines and sustainability policies and in finalising the initiatives of the Sustainability Plan;

monitors the evolution of the Sustainability Plan initiatives by ensuring adequate sponsorship of initiatives and addressing the resolution of critical issues in order to achieve the Group’s strategic objectives.

CFO

He is responsible for the Sustainability function, the promotion and integration of ESG issues into the overall strategy. He also define ESG strategies with the support of the other parent company functions and involves the Steering Committee - ESG Session to share the sustainability strategy and policies as well as to address critical issues related to the implementation of the ESG strategy and the Sustainability Plan.

ESG and Sustainability Function

supports the Head of Sustainability, outlines the ESG strategy, the Sustainability Plan and ensures the consistency of strategic initiatives with the Group’s overall ESG strategy. outlines policies and coordinates the drafting and publication of sustainability reporting;

carries out the double materiality analysis with related identification of Impacts, Risks and Opportunities, with subsequent approval by the Risk and Sustainability Committee and the Board of Directors.

The process for preparing the Sustainability Report is an integral part of the financial reporting process and is based on a structured system of controls aimed at ensuring the quality and reliability of the information reported. The ESG and Sustainability Department, through interaction with the various Bank entities, coordinates the reporting process and ensures that controls are properly integrated into operational activities. In this context, checks on the Sustainability Report, including those on impacts, risks and opportunities, are incorporated into the control systems of the other functions, ensuring a consistent approach aligned with existing controls.

The responsibilities of the Board of Directors, the Board Committees and the Board of Statutory Auditors are described and formalised in the Report on Corporate Governance and Ownership Structures, drawn up pursuant to Article 123-bis of the TUF and approved on 6 March 2025 in compliance with current regulations and the Articles of Association.

The administrative, management and supervisory bodies: experience and expertise

All the directors and statutory auditors elected in 2023 and in April 2024 were assessed by the Supervisory Authority (European Central Bank - ECB) as fit to hold office following the specific verification process, and were therefore also recognised as possessing the basic knowledge and experience required by the regulations in force in relation to the sectors (banking and financial) and products (banking and financial) in which the Bank operates, by virtue of the skills acquired through corporate offices, executive or managerial positions, work or professional activities or academic and research roles. Specifically, also taking into account the results of the self-assessment process, it appears that in 2024, Board members with specific expertise represented around 83% with reference to banking and financial markets and around 77% with specific reference to banking/financial products.

With reference to geographic areas, considering that, at present, the Bank does not operate significantly in the international market and mainly conducts its business in Italy, it should be noted that all elected directors are Italian nationals. Some of these directors have educational experience gained internationally, either through work, professional activities or academic roles, or having held corporate/managerial/management positions in foreign banking, insurance or financial undertakings, or in similar Italian companies, but operating significantly in an international dimension. In addition, with reference to the composition of the Board of Directors and Board of Statutory Auditors in 2024, the presence of individuals with specific competences in risk governance and banking governance, legal and regulatory competences (for the Board of Directors: percentage of around 87%) - predominantly members with an academic or legal profession profile.

24	The Steering Committee is a management committee consisting of the Chief Executive Officer, the Deputy Chief Commercial Officer, all Department heads and the Financial Reporting Officer.

BANCA MONTE DEI PASCHI DI SIENA

The overall composition of the Board of Directors and the Board of Statutory Auditors in 2024 shows diversity in terms of the education, professional and managerial characteristics, technical expertise and knowledge, experience and specialisations of the members, which are different and complementary, contributing to enriching the decision-making process also in the area of sustainability, climate risks and ESG, and to guaranteeing that the Board of Directors has a collective level of knowledge, expertise and experience adequate to understand the main risks and opportunities, including their impacts.

In 2024, Bank directors with expertise in Sustainability, due to their experience gained as board committee members, with tasks in the field of Sustainability (also in the Bank), as members of ESG Commissions, through their participation in academic studies (coordination of Masters’ courses and publications), the preparation of ESG guidelines for other industrial sectors, and knowledge acquired through specific training activities in the field of Sustainability provided by external entities, accounted for approximately 37%.

For the sake of completeness, it should be noted that with the appointments of December 2024, the collective suitability and knowledge of the administrative body was strengthened through the addition of professionals who have practical experience as Board members and statutory auditors and of other particularly qualifying contexts; also with reference to the management of ESG issues and related climate and environmental risks - including a focus on the ESG impacts on the Bank, also in the light of recent legal developments, alignment with regulatory requirements and the consolidation of sustainability practices, the collective knowledge has been strengthened by the presence of directors with practical experience gained also in companies that have a strong focus on ESG issues, including ESG risks, as substantial elements of their business strategies.

The Sustainability-related skills and expertise held by the Board of Directors and the Board of Statutory Auditors, as a whole, are also specifically considered in the annual self-assessment process, and specifically addressed with reference to material targets and impacts, in relation to the Bank’s Business Plan.

To continuously update and develop the Board’s expertise on sustainability, a Board Induction meeting was held on 29 January 2024 on “Sustainability governance and the evolution of sustainability reporting”, and an information session was held on 7 November on “Sustainability Reporting 2024: Double Materiality Analysis” with participation open to all members of the Board of Directors and the Board of Statutory Auditors. Furthermore, it should be noted that new Board Induction sessions are being implemented starting in January 2025

With reference to training activities, the members of the Board of Statutory Auditors, in order to ensure the continuity and preservation of the Board’s experience and to continuously deepen an adequate knowledge of the sectors in which the Bank and its Group operate, during the 2024 financial year, also participated in advanced training plans organised by “ABI Formazione” for the members of the Board of Statutory Auditors of the Banks and pertaining to the following topics: The governance of sustainability and climate risk; The governance of IT and Cyber risk.

Roles and responsibilities of management bodies in exercising oversight of the process for managing material impacts, risks and opportunities

Governance bodies are informed about material impacts, risks and opportunities through regular information flows and control mechanisms. The Board of Directors, with the support of the Risk and Sustainability Committee, reviews and approves the results of the Double Materiality Analisys, evaluating the effectiveness of the policies adopted and their contribution to ESG risk management and opportunity enhancement.

As part of its functions to provide preliminary information, recommendations and advice, the Risk and Sustainability Committee oversees sustainability issues related to the Bank’s activities and its relations with stakeholders, assessing the consistency of ESG strategies and guidelines with general strategic guidelines. In addition, it makes proposals on environmental and social strategy, setting targets and monitoring their implementation over time. Specifically, the information flows submitted to the Risk and Sustainability Committee are defined in line with the provisions of supervisory regulations in the “Information Flows” linked to the Group Policy on the internal control system and in applicable laws in force at the time. The Committee, as part of its support functions to the Board of Directors, identifies any further information flows to be addressed to it on the subject of risks (establishing subject, format, frequency, etc.).

When reviewing corporate strategy, the Board of Directors integrates ESG factors into the decision-making processes, ensuring that material impacts are considered in the development of strategies and in the definition of the Risk Appetite. The Risk and Sustainability Committee supports this process through constant monitoring activity, ensuring that actions taken are in line with long-term objectives and the applicable regulatory framework, thus contributing to integrating sustainability into corporate strategies.

2024 ANNUAL REPORT - Sustainability Reporting

The list of Impacts, Risks and Opportunities found to be material and subject to the Board of Directors’ approval are summarised in the chapters that discuss each ESRS in detail. These chapters represent, for each sustainability issue defined by the regulations, the IROs found to be material, the relative time horizons (i.e. short-, medium- and long-term) and the boundary (e.g. Own Operations, Downstream Value Chain, Upstream Value Chain) found to be relevant in the context of the applicable ESRS.

Role of the Supervisory Board in the Monitoring of Sustainability Reporting

The Board of Statutory Auditors monitors compliance with the provisions of the regulations on consolidated corporate sustainability reporting and the sustainability reporting process, with the support of the corporate control functions. As part of this activity, as an internal control and audit committee, the same Body must also ensure that the internal control and risk management system is adequate to identify, monitor and mitigate ESG risks.

To this end, the Board of Statutory Auditors acquires knowledge from the structures in charge of the sustainability reporting process and verifies (i) the adequacy of the organisational structure in charge of sustainability reporting in terms of human resources, economics and information systems; (ii) the existence of operational guidelines, procedures and practices adopted by the company to ensure that consolidated sustainability reporting is both timely, complete and reliable, it being understood that the Board of Directors remains responsible for structuring the sustainability reporting process.

The Board of Statutory Auditors monitors the adequacy of the administrative and accounting system also for the purpose of sustainability reporting and supervises the implementation and receipt of adequate periodic information flows, both quantitative and qualitative, for the purpose of sustainability reporting.

The Board of Statutory Auditors performs an overall control to verify the correctness of the process on the basis of which the consolidated sustainability reporting is prepared, and obtains a specific certification from the Delegated Administrati-ve Body and the Sustainability Reporting Officer.

Within the scope of its supervisory duties, the Board of Statutory Auditors acquires information on the activities planned and then carried out (i) by the Sustainability Reporting Officer in charge of issuing the internal certification that the Reporting has been prepared in accordance with the reporting standards, including the information to be provided under the so-called Taxonomy Regulation; (ii) by the second level control functions, with particular regard to the implementation of the risk identification and management system, and third level control functions (Internal Audit) on sustainability reporting.

The Board of Statutory Auditors monitors the certification activity of the consolidated sustainability report by setting up a regular exchange of information flows with the auditing firm in charge of certifying the Sustainability Report, in order to acquire information on the planning of the related activities and the extent of the verifications on the data included in the ESG report.

Lastly, the Board of Statutory Auditors monitors compliance with the reporting disclosure requirements, verifying that the consolidated sustainability report included in the report on operations, as well as the report certifying compliance pursuant to Article 14-bis of Legislative Decree No. 39, of 27 January 2010, are published in the manner and within the time limits set forth in Articles 2429 and 2435 of the Italian Civil Code and on the Bank’s website.

In its Report to the Shareholders’ Meeting, the Board of Statutory Auditors shall report on the supervisory activities carried out with regard to sustainability reporting pursuant to Article 10, paragraph 1 of Legislative Decree No. 125/2024 and, where applicable, also in those cases in which such reporting was not prepared in accordance with the provisions of the law; It also reports the issuance by the independent auditors of the certification on the conformity of the sustainability reporting pursuant to Article 8, paragraph 1 of Legislative Decree No. 125/2024.

BANCA MONTE DEI PASCHI DI SIENA

Integration of sustainability-related performance in incentive schemes

Remuneration policies

The Group’s remuneration policies are geared towards the creation of sustainable value over time, the enhancement of merit, the growth of all employees, entirely in keeping with the risk governance and diversity and inclusion policies. The remuneration policies promote fair and competitive remuneration, in compliance with regulations and market practices, and a balanced ratio between fixed and variable remuneration components (the so-called Pay Mix) in order to avoid conflicts of interest in the achievement of long-term objectives.

Main characteristics of incentive systems

In compliance with supervisory provisions, the remuneration packages for Group senior managers and personnel may consist of a fixed and a variable component. Where requirements are met, the fixed component may be supplemented by a variable incentive component, the conditions of which are established in advance for each personnel sub-category, in compliance with related provisions, in order to discourage a conduct that trends towards excessive risk-taking. Furthermore, with reference to the scorecards intended for the Chief Executive Officer and General Manager and all the Key Staff25, including Key Management Personnel, there remains a correlation with economic, financial, ESG and risk-related objectives. With reference to non-executive directors and members of the Board of Statutory Auditors, the principle of no connection with the economic results achieved by the Group and that no incentive plans of any nature are to be assigned to them, as previously approved by the Shareholders’ Meeting, was reconfirmed.

In determining remuneration, the Bank takes the following aspects into account, in addition to position weighting and benchmarking: skills and commitment; location of service and relative cost of living; level of education; scarcity of personnel available in the job market for specialised positions; the nature of the employment agreement; duration of professional experience; professional certifications.

Variable incentive remuneration is based on economic-financial and qualitative objectives, weighted and defined ex ante. Since 2023, the Group has integrated ESG objectives, related to the strategic objectives in the Business Plan, into its remuneration policies. The implementation of ESG objectives is integrated into the initiatives of the Sustainability Plan approved by the Board of Directors and updated annually.

The remuneration of the Chief Executive Officer and General Manager of the Bank is composed of a fixed component and an annual variable component disbursed, once the achievement of the objectives assigned ex-ante, has been verified, over a long-term time horizon. The Chief Executive Officer/General Manager is the recipient of the “2024 Incentive System” in accordance with regulatory requirements, investor guidelines and the interests of wider-ranging stakeholders, according to the scorecard consisting of economic-financial (80%), risk management (10%) and ESG objectives (10%).

The ESG priorities and related objectives defined for 2024 are closely related to the goals of the Sustainability Plan approved by the Board of Directors in the month of February 2024. In detail, the ESG KPI consists of the following indicators:

•	ESG volumes disbursed to the target;

•	% of achievement of the ESG Programme;

•	% of the less represented gender in positions of responsibility;

•	Definition of the ESG strategic road map.

Among the main changes in 2024 over the previous year is that the composite ESG KPI as described, for the other relevant entities/functions consists of at least three shared indicators and indicators for specific business aspects, defined in line with the Sustainability Plan.

Incentive systems - climate considerations

The definition of the composite ESG KPI for the CEO/General Manager, and all relevant personnel, includes considerations and sub-objectives related to climate change.

The indicator of Financing Volumes with ESG characteristics disbursed towards targets is divided into sub-targets related to Green Volumes to support the decarbonisation strategy. More specifically, the percentage achievement indicator of the ESG programme includes:

•	objectives related to the implementation of initiatives linked to the definition of decarbonisation targets, the related climate transition plan and associated monitoring;

25 Key Staff members, those whose professional activities have or may have a material impact on the risk profile of the Bank or the Banking Group, identified as such by the Parent Company in accordance with the applicable legislative and regulatory provisions.

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•	implementation of actions to support the achievement and progressive structured integration of climate and environmental risks into the broader risk management framework as well as credit standards and processes;

•	structuring of the group ESG DB.

The ESG strategic roadmap indicator similarly includes the definition of strategies related to the decarbonisation approach and support for climate change. Similarly, business-specific indicators include considerations and sub-targets related to the climate change strategy.

Climate considerations are included in the scorecard within the plus percentage of ESG goal achievement (10%).

Approval and updating of incentive systems

The remuneration policies for 2024 were approved at the Shareholders’ Meeting of 11 April 2024.

The responsibilities of each body relating to the approval and updating of incentive systems are set out below:

Ordinary Shareholders’ Meeting

Article 13 of the Articles of Association assigns to the Ordinary Shareholders’ Meeting the task of approving the remuneration and incentive policies and the plans based on financial instruments in favour of board directors, employees and other business partners - not bound by employment contracts - with the Bank.

Only if envisaged in the Articles of Association, the Supervisory Provisions also assign power to the Shareholders’ Meeting, when approving the Group’s remuneration and incentive policies, to decide on any changes to the limit of 1:1 (and at most 2:1) between the variable and fixed remuneration components[26].

Board of Directors

It is the task of the Board of Directors (Circular 285 and Articles 17 and 26 of the Articles of Association) to draw up and submit to the Shareholders’ Meeting the remuneration and incentive policies and implement them once approved by the Shareholders’ Meeting, primarily with regard to the remuneration of directors who hold special offices (including the Chief Executive Officer and the directors who are members of board committees) and of the General Manager (after hearing the opinion of the Board of Statutory Auditors).

The framework of the responsibilities of the Board of Directors in this regard, taking into account the indications of Circular 285 (37th Update - First Part, Title IV, Chapter 2, Section II, Roles and responsibilities of the shareholders’ meeting and corporate bodies), also envisages that the Board:

•      defines the remuneration and incentive systems for at least the following persons: executive directors; general managers; co-general mangers, deputy general mangers and similar figures; the heads of the main business lines, corporate functions or geographical areas; those who report directly to the bodies with strategic supervision, management and control functions; managers and personnel in charge of the company control functions. In particular, it ensures that these systems are consistent with the overall decisions of the Bank in terms of risk assumption, strategies, long-term objectives, corporate governance structure and internal controls.

•      Furthermore, it ensures that the remuneration and incentive systems are suitable to guarantee compliance with legal, regulatory and statutory provisions as well as any codes of ethics or conduct, promoting the adoption of compliant behaviour.

26	At 31 December 2024, the Articles of Association of the Bank do not provide the right for the Shareholders’ Meeting to resolve, at the time of approval of the remuneration and incentive policies, on any proposal by the Board of Directors to set a limit on the ratio between the variable and fixed components of individual remuneration higher than 1:1, in compliance with the limits indicated by the Supervisory Provisions in force. In the case of groups, the Shareholders’ Meeting that is competent to decide on the proposal to set a limit of more than 1:1, is that of the bank in which the personnel to which the decision refers operates. The Parent Company may only vote in favour of the proposed limit increase submitted to the Shareholders’ Meeting of a Group bank if the Group remuneration policy (approved by the Shareholders’ Meeting of the Parent Company) allows Group banks to raise this limit or if the Shareholders’ Meeting of the Parent Company has in any event voted in favour of such action.

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Remuneration Committee

The Remuneration Committee, is responsible - also with the support of the Risk Management function, which sees the Chief Risk Manager involved as necessary in Remuneration Committee meetings - for expressing an independent opinion on remuneration policies and practices and for submitting proposals to the Board of Directors regarding remuneration of the figures whose remuneration structure, according to the Articles of Association, is decided solely by the Board of Directors.

The Remuneration Committee, pursuant to the current provisions of law and the Articles of Association, also carries out the following activities:

•      periodically evaluates the criteria adopted for the remuneration of Managers with strategic responsibilities, supervising their application and making general recommendations on the matter to the Board of Directors (Articles of Association, art. 17, paragraph 4, letter a);

•      directly supervises the correct application of rules on the remuneration of the managers of corporate control functions, in close cooperation with the body with control functions (Circular 285, 37th Update - First Part, Title IV, Chapter 2, Section II, Roles and responsibilities of the shareholders’ meeting and corporate bodies);

•      arranges preparation of the documentation to be submitted to the strategic supervisory body for related decisions (Circular 285, 37th Update - First Part, Title IV, Chapter 2, Section II, Roles and responsibilities of the shareholders’ meeting and corporate bodies).

The Compliance, Risk Management and Internal Audit functions ensure that remuneration policies comply with regulatory requirements and the commitments made to stakeholders, with particular attention paid to the proper management of customer relations, supporting the Human Resources function and corporate bodies in designing remuneration policies, intervening in their implementation to make them consistent with the Bank’s risk appetite.

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Statement on due diligence

The Group’s due diligence process is fully integrated into its business model and the overall strategic framework adopted by the bank, although it does not constitute a separate, formalised procedure. This process includes steps to identify, manage, and report on current and potential negative impacts caused and contributed to by the Bank on the environment and people.

In particular, as part of the 2024 Double Materiality Analisys, the Bank identified for each topic, sub-topic and sub-sub-topic, material impacts, risks and opportunities. The material negative impacts identified are summarised below:

In detail, the core elements of due diligence are reflected in some of the disclosure requirements of ESRS 2 and the topical ESRSs, such as:

Basic elements of the duty of care	References

Integration of duty of care into governance, strategy and business model

General information - Roles and responsibilities of management bodies in exercising oversight of the process for managing material impacts, risks and opportunities

General information - Integration of sustainability-related performance in incentive schemes

General information - Step 2 - Identifying Impacts, Risks and Opportunities

Stakeholder Involvement

General information - Step 3 - Assessing potentially material IROs and stakeholder engagement

General information - Roles and responsibilities of management bodies in exercising oversight of the process for managing material impacts, risks and opportunities

Identification and assessment of negative impacts on people and the environment

Climate change - Impacts, risks and opportunities

Workers in the value chain - Impacts, risks and opportunities

Consumers and end-users - Impacts, risks and opportunities

Business conduct - Impacts, risks and opportunities

Measures to address negative impacts on people and the environment

Climate change - Decarbonisation levers and key actions for reducing indirect emissions from the credit portfolio; Actions relating to own transactions; Climate change actions in relation to the downstream value chain

Workers in the value chain - Actions

Consumers and end-users - Privacy - Actions

Business conduct - Corporate culture - Actions

Monitoring the effectiveness of actions taken

Climate Change - Transparency and monitoring progress Climate change targets on own operations Climate change targets in relation to the downstream value chain Metrics

Workers in the value chain – Objectives

Consumers and end-users – Privacy - Actions

Business Conduct - Corporate Culture - Objectives

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Risk management and internal controls over sustainability reporting

The process of preparing the Sustainability Report is integrated into the financial reporting process and is the responsibility of the Sustainability and ESG Function, in interaction with the Bank/Group’s various entities.

Under the organisational model, oversight of sustainability reporting regulations, the implementation and monitoring of related projects and coordination of disclosure preparation are centralised with the Parent Company.

The Group has adopted a model for carrying out controls on the Sustainability Report common to all Group Companies, according to the requirements in the Internal Control System (governed by Bank of Italy Circular no. 285/2013, Title IV Chapter 3 - The Internal Control System), which provides for a structured and permanent organisation for controls, with effective procedures in place capable of promptly reporting the occurrence of anomalies.

This control model is based on the identification of:

•	of the functions, identified within the Departments of Banca Monte dei Paschi di Siena, responsible for carrying out direct line controls aimed at ensuring that the information provided for the purposes of preparing sustainability reporting is complete, correct, reliable and timely. These functions, within the scope of their operations, ensure the monitoring of compliance with regulatory principles of the sections of the sustainability report under their responsibility, through the execution of first-level controls;

•	the subsidiaries, belonging to the reporting perimeter, are responsible for carrying out direct line controls aimed at ensuring that the information provided for the purposes of preparing sustainability reporting and its compliance with regulatory requirements is complete, correct, reliable and timely. The Sustainability Reporting contribution is subject to approval by the Board of Directors of the subsidiary;

•	of the Sustainability and ESG Function, which annually performs, in compliance with the requirements of the CSRD and the methodological document issued by EFRAG on the guidelines for the preparation of the materiality analysis “IG1 Materiality Assessment Implementation Guidance”, the double materiality analysis in order to identify the so-called relevant data-points and subject of reporting, playing an active role in identifying, addressing and coordinating the definition of Policies, Actions and Targets to be adopted; of the corporate control functions entrusted with control activities in their area of responsibility include:

-	The Chief Risk Officer Department which, with reference to the management of ESG risk factors, i) integrates ESG risk factors into the risk management frameworks and the definition of the Group’s risk appetite; ii) integrates information on ESG risk factors into its internal reporting on aggregated risks, thus enabling designated corporate bodies to make informed decisions; iii) carries out the risk materiality assessment on ESG risks and shares the results with the Sustainability Department

-	The Chief Compliance Executive Department that, within its scope of supervision and in compliance with the responsibilities assigned to the other second level Corporate Control Functions in the policy on the Internal Control System (D00793) i) supports the Board of Directors in order to ensure compliance with external national and European regulations; ii) assesses the possible impact of any changes in the sustainability-related legal and regulatory environment on the “Group’s” activities and applicable compliance framework; iii) monitors and supervises the correct application of internal and external regulations on sustainability

-	The Chief Audit Executive Department, with reference to ESG actions, policies and procedures, assesses the adequacy of the internal control system and safeguards in place to manage sustainability issues and ESG risk factors

•	of the ICT Function, which oversees the process for the Information Technology component, ensuring data integrity;

•	the Financial Reporting Officer and the CEO express an opinion, in a compliance statement, on the compliance of the Sustainability Report with the reporting standards applied pursuant to Directive 2013/34/EU of the European Parliament and of the Council of 26 June 2013 and Legislative Decree no. 125 of 6 September 2024. It is also the subject of certification that the Sustainability Report was drawn up in accordance with the specifications adopted pursuant to Article 8(4) of Regulation EU 2020/852 of the European Parliament and of the Council of 18 June 2020.

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The methodological approach adopted at Group level for the verification activities carried out by the Law 262 Control Function in support of the certification by the Financial Reporting Officer is based on a “mixed” operational model.

This model envisages the adoption in a joint and complementary manner of an analytical approach (adequacy and effectiveness checks carried out directly by the Law 262 Control Function and acquisition of the results of the checks carried out by the other corporate Functions with control tasks) and a synthetic approach (check-list process and sub-certification by the Contributing Departments and Subsidiaries).

This approach makes it possible to mitigate the risks inherent in the Sustainability Reporting process, among which the risk of sustainability reporting not complying with the provisions of the above-mentioned external regulations, including with reference to the qualitative characteristics defined by ESRS1 (relevance, faithful representation, comparability, verifiability understandability), and the risk inherent in incomplete, incorrect data processing, storage and transfer.

After these controls have been completed, the Financial Reporting Officer assesses the Internal Control System on Sustainability, Accounting and Financial Reporting, overall, and defines the actions to mitigate the critical aspects detected, formalised in a “Report for Issuing Certification”.

The corporate control functions also report regularly to the administrative, management and control bodies (Board of Directors and Board of Statutory Auditors) on the results of the risk assessment and the internal control system relating to sustainability reporting, for areas under their responsibility.

These bodies also examine the Report for the issuing of certification by the Financial Reporting Officer, which formalises the results of the auditing of the internal control system relating to the process to prepare the financial statements and corporate accounting information, including sustainability reporting, for the purpose of issuing the relevant certification.

BANCA MONTE DEI PASCHI DI SIENA

Strategy, business model and value chain

Strategy

Consistent with its historical focus as a bank that revolves around the needs of families and the territories in which it operates, the Group recognises the connection between economic development, social development and environmental protection in order to generate sustainable value over time.

Our Purpose:

The good of the Customer and the Local areas is our guiding light is to build a future where the well-being of people, territories and sustainability are at the centre of our strategic decisions. Taking advantage of the opportunities arising from the transition to more sustainable practices, paying particular attention to climate change and environmental protection, consolidating the positivity of its social role, contributing to the development of its customers, the environment, local areas and society in which it operates and at the same time to the management of associated risks, are all essential factors for the purposes of the Group.

Therefore, the Group has always oriented its actions towards the creation of shared long-term value, combining technology and the human touch and business development and financial strength with social, environmental and governance sustainability.

Our distinctive way to do banking
... Combining technology with human touch...
Bank for families and businesses in the territories where we operate
... Revolving around customers based on their needs and preferences
Customers Journey:
Fully digital
Hybrid channels
Face-to-face/In-branch
MONTE DEI PASCHI DI SIENA
BANCA DAL 1472
Our distinctive & strong roots
Our renowned brand
Our 550+ years of history
Our locally entrenched network
Our people & culture

With the growing importance of sustainability issues for all stakeholders and the related transparency, the Group has embarked on a path of progressive and structural integration of ESG factors into its corporate strategy and business model, voluntarily adhering to various sustainability initiatives and embracing the global objectives of international bodies aimed at preserving the planet, society and the interests of future generations.

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The Group pursues the integration of ESG principles into its business strategy and activities with reference to the three dimensions of sustainability:

•	Environmental Sustainability (E): definition of general criteria, guidelines and measures that guarantee the reduction of the direct and indirect environmental impact of its activities, the improvement of environmental performance indicators the alignment of the Group’s strategy with the objectives of combating climate change, financial support to customers for the transition to sustainable business models, the development of products and services consistent also with the Sustainable Development Goals and with the Paris Agreement, as well as the management of climate and environmental risk factors;

•	Social Sustainability (S): Definition of general criteria, guidelines and measures to ensure equity, access to services, wellbeing for all individuals within a society, while respecting cultural, economic and social diversity. In this context, a key pillar is to ensure the well-being and respect for the talents of our people, promoting an inclusive, skills-based working environment, professional growth and personal development as well as the dissemination of our sustainable culture. This not only helps to preserve the environment, but also creates a deep connection with the community and our stakeholders;

•	Governance Sustainability (G): definition of general criteria, guidelines and measures to ensure the spread of our historic culture of sustainability in the organisation and of corporate management inspired by good practices, increasing the level of awareness of the possible impacts that these issues may have on the Group’s operational processes and helping to create a deep connection with the community and our stakeholders and to preserve the environment.

Sustainability, an integral part of the strategy outlined by the Group, is further reinforced in the 2024-2028 Business Plan “A Clear and Simple Commercial Bank, Revolving Around Customers, Combining Technology With Human Touch”, which develops the dimensions of Sustainability with reference to the Group’s entire business and value chain.

As part of its Sustainability Strategy, the Group has identified actions to pursue its targets, including:

•	In the environmental field by supporting the decarbonisation of its own activities and its downstream value chain with:

-	Accession to the Net Zero Banking Alliance (NZBA) in January 2022 and the definition of

»	an approach to reduce the Group’s direct environmental impacts externally with the goal of achieving net zero by 2030 (Scope 1 and 2 market-based),

»	a decarbonisation strategy for its investment portfolio based on CO2 emission reduction targets for the financed sectors considered to be emission-intensive and with a high environmental impact, set on the basis of scientifically recognised long-term climate scenarios and the pursuit of the supporting Transition Plan. In this regard, the Group’s commitment has been present since 2022, the date of accession to the NZBA, through, the formal introduction from 2023 of the Phasing-out from the coal sector (a target already achieved), the definition of NZBA targets, communicated externally, with transition plans for the first three priority sectors with high emission intensity (published in August 2023) supplemented with further targets, related to two other sectors considered as priorities (defined in February 2025) and the definition of management targets for non-priority sectors;

-	the Group’s lack of direct operations in the fossil fuel (coal, oil and gas) and chemical production sectors and consequently not having revenues associated with these activities; the adoption, with reference to credit exposures, of exclusion and/or more restrictive criteria in the granting of loans to projects and counterparties characterised by particularly damaging impacts in terms of emissions and in terms of the consequences on the balance of ecosystems due to the use of coal and in favour of the gradual abandonment of fossil fuels and unconventional oil and gas. These criteria apply to the Electricity Production, Marketing and Distribution and Oil & Gas sectors;

-	the adoption of general minimum screening criteria in the evaluation process of counterparts and projects financed, consistent with the principles of the Code of Ethics and the overall environmental protection objectives. In this context, the Group therefore undertakes not to provide funding to counterparties and projects for which, during the evaluation phase, evidence emerges of a negative impact on World Heritage Sites (UNESCO), wetlands according to the Ramsar Convention and protected or sensitive areas for the preservation of biodiversity (IUCN Category I-VI Areas);

-	supporting the transition of small and medium-sized enterprises to renewable energy sources with a special focus on the agrifood sector;

-	enrichment of the offering of financing and investment, funding and insurance products in favour of climate change mitigation and to support the pursuit of global objectives related to other environmental issues;

For more details on the exclusion policies, restrictions applied by the Group, policies, actions and targets defined in the environmental field, please refer to the relevant Section 2 - Environmental Information.

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•	In the social area by consolidating its role in supporting the transition to a more equitable and inclusive society and by leveraging our people and network, the group’s distinctive assets, with:

-	the promotion of a work environment geared to ensuring wellbeing, safety, the development and enhancement of skills and the work-life balance, with the provision of specific programmes and paths also dedicated to the dissemination of corporate culture and Diversity and Inclusion issues;

-	the adoption, with reference to credit exposures, of more restrictive evaluation criteria when granting loans to projects and counterparties characterised by their harmful impacts on the welfare of individuals and society. These criteria apply to the areas of tobacco cultivation and production, gambling and controversial weapons;

-	the adoption of minimum general screening criteria in the evaluation process of counterparties and funded projects, consistent with the principles of the Code of Ethics and relevant international, European and national conventions such as the International Labour Organisation (ILO). In this respect, the Group is therefore committed to not disbursing loans to counterparties and projects if any elements should emerge that confirm a negative impact with regard to: violation of human rights and of health and safety regulations; violation of fundamental rights at work and of regulations on child labour and forced labour; fraud in financial and non-financial reporting, money laundering, corruption or terrorist financing; the non-presence of direct Group activities in the area of controversial weapons, tobacco cultivation and production, and gambling, and consequently the absence of any revenues associated with these activities;

-	the offering of products dedicated to the Group’s current and prospective customers in order to finance the transition of companies towards more equitable and inclusive business models;

-	the offering of products dedicated to individuals and companies from disadvantaged sectors and categories together with financial education programmes.

For more details on the exclusion policies, restrictions applied by the Group, policies, actions and targets defined in the environmental field, please refer to the relevant Section 3 - Environmental Information.

•	In governance through:

•	the promotion of ESG culture within the Group through specific recurring training sessions and through the provision of variable remuneration systems also linked to the achievement of ESG objectives;

•	The adoption of credit policies and risk measurements that are increasingly integrated with ESG evaluation and risk factors and consistent with overall strategic ESG objectives;

the further strengthening of ESG data quality and monitoring processes integrated into business processes to foster transparency on our ESG strategy as well as on the results of implemented actions. For more details on the defined policies, actions and targets, please refer to the relevant Section 4 - Governance Information of this Report.

In order to implement its strategy and the actions described above, to respond to regulators’ indications (contained, for example, in the ECB Guidelines on Climate and Environmental Risks) and to voluntary commitments (Sustainable Development Goals, Principles for Responsible Banking, Net Zero Banking Alliance), the Group has therefore defined the initiatives to be developed with the aim of pursuing a structural integration of ESG factors in the business model, decision-making processes and commercial, lending and risk management strategies through a coordinated and integrated management of all the initiatives identified, given the high interdependence between them. All identified initiatives are reflected in the Sustainability Plan, approved by the Board of Directors and subject to annual update, and in the ESG Programme. This cross-functional programme has its own hierarchical, operational and monitoring structure that ensures overall consistency with the Group’s ESG strategy and the achievement of ESG strategic objectives in line with the Group’s Business Plan, while guaranteeing full compliance with relevant regulations. The Sustainability Plan identifies priority initiatives, deadlines and responsibilities to achieve the defined objectives in the medium to long term through actions that are concrete, measurable and can be monitored. These initiatives have mainly been set out in specific project areas, included in the ESG Programme, that allow for a consistent and structured implementation and effective monitoring. The top bodies are periodically informed of the progress and the Steering Committee - ESG session addresses any critical issues and identifies mitigating actions in case of deviation from the defined path.

For the purposes of this Report, the prospective information is used in accordance with the ESRS. Directors are required to prepare this information on the basis of assumptions, described in the specific sections of this document, about events that may occur in the future and about possible future actions by the Group. Because of the uncertainty associated to the realization of any future event, both in terms of the materialization of the occurrence and with regard to the extent and timing of its occurrence, deviations between actual values and the prospective information could be significant. For the purposes of this Report, the prospective information is used in accordance with the ESRS. Directors are required to prepare this information on the basis of assumptions, described in the specific sections of this document, about events that may occur in the future and about possible future actions by the Group. Because of the uncertainty associated to the realization

2024 ANNUAL REPORT - Sustainability Reporting

of any future event, both in terms of the materialization of the occurrence and with regard to the extent and timing of its occurrence, deviations between actual values and the prospective information could be significant.

Business model

Banca MPS is a commercial bank characterised by a business model strongly rooted in the reference territories, which combines the solidity and expertise of the branch network with an advanced digital platform in order to guarantee a hybrid customer experience and value in step with available technologies. Technological innovation and talented people are the pillars of this transformation, geared towards ensuring an efficient, personalised and accessible service. The value creation strategy consists of five key guidelines:

•	the adoption of new service models focused on high value-added activities, revolving around real needs, for private and business customers;

•	the optimisation of the digital platform based on the interaction between physical and digital channels pursuing high security standards and ensuring inclusive accessibility of services;

•	and a “zero-based” approach to risk management, centred around advanced analysis and monitoring tools;

•	the development of “fee-based” products and services to diversify revenue sources and strengthen the Bank’s advisory role;

•	the enhancement of loan products for households and the development of specific solutions for SMEs, with a focus on sustainability and innovation;

The main inputs of the business model include financial resources, technology, digital infrastructure, and specialised expertise. These inputs are collected through a network of suppliers and partners selected on the basis of reliability and security criteria laid down in the Group’s policies.

Thanks to this vision, the Group remains a reference point for customers and communities, with a sustainable, resilient and long-term growth-oriented business model.

The Group does business primarily in Italy, mainly providing traditional retail & commercial banking services. The Group is also active in business areas such as factoring, corporate finance and investment banking. The insurance-pension sector is covered by a strategic partnership with AXA while asset management activities are based on the offer of investment products of independent third parties. More specifically, the Group, which as at 31 December 2024 employed 16,727 active human resources, operates in several strategic areas of the financial sector, with a wide range of products and services, mainly targeting the following consumer groups:

•	Retail: individuals and households, offered savings solutions, investment products, mortgages, personal loans and innovative payment instruments.

•	Private Banking: individuals with significant assets, offered customised asset management services and advanced financial advice.

•	Companies: small, medium and large companies, offered financing services, cash management, leasing, factoring and dedicated insurance products.

•	Large Corporate: large companies for which a customised commercial offering is envisaged, characterised by high value-added financial services, lending, funding and operational flow management operations.

The commercial offering for individuals and companies has been expanded over time with ESG products aimed at fostering sustainable practices. These fall into three main categories:

•	Sustainability Linked Loan: financial products that incentivise the customer’s achievement of ambitious and set goals in terms of sustainability performance.

•	Green/Social Loan: loans intended exclusively for the financing or refinancing of new and/or existing projects with a green or social purpose.

•	Taxonomy Aligned Loan: a special type of Green Loan intended exclusively for the financing or refinancing of new and/or existing projects that comply with the principles and technical requirements of the European Taxonomy.

BANCA MONTE DEI PASCHI DI SIENA

These products were developed consistent with the main reference guidelines, such as the Loan Market Association’s (LMA) Green and Sustainable Lending Glossary of Terms and the EU Taxonomy EU Regulation 2020/852).

The offering of savings insurance products also evolved during the year thanks to the revision of the funds / open-end investment company (SICAV) combined with unit-linked and multi-segment policies, also characterised by the inclusion of additional solutions in the ESG segment.

In the E-money sector, the Group extended the audio guide function of the Bank’s ATMs to cover cards on the international circuit. This innovation allows blind or visually impaired customers to access main functions, such as querying current account balances and movements and withdrawals. The enabling of the Google Pay and Apple Pay digital payment wallets was also extended to credit cards issued by Banca Widiba.

The business model is therefore pervaded transversally by sustainability objectives and logics, identifying, for the various areas of activity, indicators, targets and processes that are adequate and consistent with the sustainability strategies described above, assisted by appropriate cascading and monitoring mechanisms that guarantee the achievement of the expected results, confirming the Group’s commitment to a sustainable growth model, responding to the needs of the various customer segments and contributing to the creation of long-term value.

For more details on the range of products and services that support sustainable practices, see the relevant Sections 2 - Environmental Information and Section 3 - Social Information of this Report.

For further details on the Group overview, customer assets and distribution channels, please refer to the relevant sections in the Consolidated report on Operation.

Value chain

The Group value chain can be broken down into two main segments: upstream and downstream, which together describe the processes and players involved in the Group’s creation of value.

The Group’s position within the value chain is mainly related to the provision of financial services, but also to the support of companies and individuals, acting as an intermediary between the various economic actors and consequently linking capital providers with companies and individuals by offering financial solutions and services.

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Upstream Segment

The upstream segment groups the players involved and the processes aimed at collecting the resources needed to carry out business operations. In other words, upstream actors provide the functional products and services for the development and delivery of the Group’s products and services.

In detail, the main players in the Upstream segment of the value chain include:

Suppliers: include providers of operational and infrastructure services (provision of hardware and software, electricity and gas supply, maintenance and management of real estate), technology and digital services (providers of IT systems and digital infrastructure), technology providers to support banking infrastructure, such as payment systems, online platforms, risk management software, financial and insurance services (services aimed at financial risk management, insurance of corporate assets, and legal, tax and advisory services), logistics and administrative services, and outsourcing services for non-core activities.

Business partners: the Group works with several strategic business partners, whose services and expertise help to complete and enrich the offering. Specifically, these partners offer the following main types of products and services:

•	Insurance policies (life, non-life and credit-related insurance) for private and corporate customers;

•	Insurance advisory services offering customised asset protection and savings solutions;

•	Payment and card services including prepaid cards, contactless payment solutions, international payments and real-time transactions through the provision of electronic payment systems (e.g. SEPA[27] and Swift[28] ) and mobile payment systems;

•	Promotion of real estate financing through partnerships with real estate agencies and real estate companies.

Non-commercial partners: the Group is part of a framework of cooperation with associations and public financial institutions to foster the country’s economic growth and financial stability. In this context, it is active in the management of public funds and financing for economic and infrastructure development projects, in the placement of government bonds as well as in the support of regional development policies and interventions linked to government programmes, such as European funds or financing for digitalisation and sustainability.

Downstream Segment

The downstream segment groups together the players involved and the business processes, as well as the related support processes aimed at operations involving the direct provision of banking services, the distribution of financial products, customer relationship management, loan disbursement and the finalisation of investments.

The main actors involved in the downstream value chain include:

Customers: the customer category includes both parties from whom the Group raises capital (funding) and parties to whom the bank provides financing (customers).

Distributors: included in the aggregate are financial advisors, financial agents, credit brokers and reporters.

27	Single Euro Payments Area

28	Society for worldwide interbank financial telecommunication

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Double materiality analysis

Over the past few years, the double materiality analysis, consistent with the evolution of the concept of sustainability, has become increasingly important, requiring the gradual integration of sustainability considerations into corporate strategies, risk management and investment decisions of companies. Being a core activity for the Group, the methodologies were consequently changed to ensure resilience and long-term sustainability.

In 2022, the impact analysis methodology was introduced to replace the previous Single Materiality methodology and in 2023, the first reflections on Double Materiality were introduced, consistent with the GRI Standards29. Subsequently, in the course of 2024, a new methodology for the double materiality analysis was introduced, aligned with the regulatory requirements of the European Sustainability Reporting Standards (ESRS), reference guidelines and internal Group developments.

The double materiality analysis was carried out, consistent with the reference standards, according to impact materiality logics, through the evaluation of the positive and negative, current and potential impacts that the company generates on society, the economy and the surrounding environment linked to the performance of its activities and its business relations, and of financial materiality, through the evaluationof risks and opportunities that have, or are expected to have, material financial effects on the Group or on its financial position, economic result, cash flows, access to financing and cost of capital. This process was developed in line with the Group’s business context and through active engagement with stakeholders.

According to the above-mentioned approach, a sustainability issue is considered material when it meets the criteria of impact relevance or financial relevance, or both. The results of the analyses conducted and, consequently, the issues found to be material contribute to further consolidating and finalising the Group’s strategy and related operational processes, managed through the development of specific policies, actions and objectives, as detailed in the dedicated sections.

To determine the materiality of impacts, risks and opportunities, the Group has adopted a structured decision-making process consisting of the steps detailed below:

•	Step 1 - Understanding the organisation’s context and defining the boundary: this step includes a review of the Group’s own activities, business relations and the context in which they take place;

•	Step 2 - Identifying potentially material impacts, risks and opportunities (hereinafter also IROs): this step consists in mapping the positive and negative, actual and potential impacts on the reference context (e.g. people, environment, economy) and the risks and opportunities generated by the external environment;

•	Step 3 - Assessing potentially material IROs and stakeholder engagement: this step takes the form of ananalysis based on qualitative-quantitative metrics aimed at identifying material impacts, risks and opportunities for the Group. The Group’s internal structures (hereinafter also referred to as Stakeholder Management) and external stakeholders (hereinafter also referred to as Stakeholder Engagement) are involved in conducting and validating the analyses;

•	Step 4 - Identifying and validating material topics: this step consists in aggregating the findings resulting from the assessment of impacts, risks and opportunities in order to define which of the areas defined by the regulations are material for the Group, as well as their sharing and approval by the control bodies.

Step 1 - Understanding the context

Understanding the context consists of identifying the scope of the Group’s own activities, business relationships and the context in which they take place, and defining the necessary inputs for identifying impacts, risks and opportunities. Consistent with regulatory requirements and reference guidelines30, the context analysis was conducted considering:

•	The Group’s strategy set out in the 2024-2028 Business Plan and its objectives;

•	Material issues assessed by analysts, investors and rating agencies and feedback received through face-to-face interviews and (unsolicited) questionnaires from leading ESG rating agencies;

•	The contextual elements related to the mapping of Italy’s environmental, social and economic needs identified during the analysis in keeping with the Principles for Responsible Banking guidelines and Italy’s positioning on the path towards achieving the Sustainable Development Goals (SDGs) and the EU recommendations to Member States on the actions to be implemented to achieve the 2030 Agenda;

•	International, European and national regulations (Taxonomy[31], ESRS Standards[32], CSRD[33], Regulation 2019/2088[34], ECB Guidelines on Environmental and Climate Risk Management, etc.)

29	GRI (Global Reporting Initiative) Universal Standards (2021)

30	Commission Delegated Regulation (EU) 2023/2772 of 31 July 2023 and the EFRAG Guidelines (EFRAG IG 1: Materiality Assessment Implementation Guidance
31	EU Regulation 2020/852

32	Delegated Regulation (EU) 2023/2772

33	Directive No. 2022/2464

34	Regulation (EU) 2019/2088 of the European Parliament and of the Council of 27 November 2019 on sustainability reporting in the financial services sector

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•	Internal regulations on sustainability issues (e.g. Sustainability and ESG Directive, Environmental Policy, Inclusion Plan and Rules);

•	The benchmark analysis carried out on the banking sector in relation to material aspects and relevant stakeholders (Sustainability Report/Consolidated Non-Financial Statements and further public documentation of other national and international financial groups).

Based on the aforementioned analysis, the Group defined the boundary for the double materiality assessment, including activities, resources and relationships that are part of its value chain broken down as follows:

•	Own Operations: the company’s own operations, such as human resources;

•	Upstream Value Chain: procurement processes, such as the purchase of materials and services;

•	Downstream Value Chain: marketing and distribution processes, such as the sale of products and services.

Step 2 - Identifying Impacts, Risks and Opportunities

An effective identification of potentially material impacts, risks and opportunities with reference to short-, medium- and long-term time horizons cannot disregard an understanding of the internal and external dynamics that may affect the business, while providing a clear view of emerging challenges and opportunities, constituting a key step in guiding the review of processes, policies and objectives. A proactive approach to managing impacts, risks and opportunities improves the Group’s resilience and fosters positive contributions to communities and the environment. It also requires an assessment of market trends, social, economic and regulatory dynamics and the expectations of the parties, the characteristics of the Bank’s activities and the type of customers it serves and their expectations and needs.

The Group has identified its impacts - actual and potential, positive and negative - on the reference context, including on human rights, risks and opportunities considering the maximum level of granularity of the issues defined by the ESRS (i.e. Sub-Topics and Sub-Sub-Topics, where available), without proceeding to identify entity-specific issues. These IROs were also brought within the scope of the value chain).

In the process adopted for mapping IROs, the Group identified the following connections among impacts, risks and opportunities:

•	an impact related to initiatives linked to the non-profit sector (e.g. community support initiatives) could contribute, with reference to opportunities, to improving the Group’s brand reputation and/or increase stakeholders’ trust;

•	an impact related to ESG financing strategies could favour, with reference to opportunities, the expansion of product offerings through the development of solutions aligned with sustainability goals;

•	an impact related to financing in sectors potentially exposed to ESG issues could generate financial risks (e.g. Credit Risk, Market Risk) resulting from such a significant concentration.

Step 3 - Assessing potentially material IROs and stakeholder engagement

Each impact, risk and opportunity was analysed using qualitative and quantitative information, taking into account the assessments developed as part of the contextual understanding and engagement process of internal and external stakeholders.

If a quantitative approach is adopted to determine the relevance of the identified IROs, the data required for the analyses are collected consistent with the Group’s specific business aspects, existing processes and actual availability of information. If, on the other hand, the qualitative approach is adopted, the assessment of the relevance of IROs is based on the analysis of internal initiatives, policies and strategies implemented or planned by the Group.

The engagement of stakeholders, both internal and external, is also envisaged in the consolidation stage of the IRO assessment conducted.

Assessing potentially material Impacts

The assessment of impacts involved the use of the following metrics defined in relevant legislation:

•	Entity: the severity of the impact, in the case of a negative impact, or the extent of the benefit from the impact, in the case of a positive impact;

•	Extension: the spread or extent of the impact;

•	Irreparability: this metric, applicable to negative impacts only, indicates how complex it is to remedy the damage resulting from the impact or to neutralise that negative impact;

•	Probability: this metric is to be assessed only with reference to potential impacts and indicates how likely it is that an impact will be generated in a given period of time.

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Materiality is identified by scoring the above metrics as described below:

•	The relevance of positive actual impacts is given by the significance (average of the Scale and Scope) according to a certain threshold;

•	The relevance of actual negative impacts is given by the significance (average of Scale, Scope and Irreparability) based on a given threshold;

•	The relevance of potential positive impacts is given by the significance (average of Scale and Scope) and probability based on a given threshold;

•	The relevance of potential negative impacts is given by the significance (average of Scale, Scope and Irreparability) based on a given threshold.

In order to promote the comparability and transparency of information, consistent with the requirements of the reporting standard, the materiality threshold for the sustainability statement was set to include all topics that had an impact rating of more than 3.

After conducting the materiality assessment, material impacts on the Group from both its own activities and its business relations were identified.

Assessing Potentially Material Risks and Opportunities

Within the framework of financial materiality, risks and opportunities are analysed taking into account the specific characteristics of the Group’s financial intermediation activity. In particular, the risks identified are assessed in accordance and in line with the traditional risk management and monitoring system currently adopted by the Group and the regulations in force. Each risk is detailed, where relevant, with reference to the sustainability topic examined, considering it at the highest level of detail envisaged by relevant legislation (so-called Sub-Sub-Topic). Opportunities, on the other hand, are identified and analysed taking into account the ESG initiatives, policies and strategies adopted by the Group that could lead to an expansion in the product offering and customer portfolio, a strengthening of the brand reputation and an increase in stakeholder trust, as well as the ability to attract new talent.

Risks and opportunities are analysed, considering the specific aspects of the Group’s core business activities, on the basis of assessment parameters defined by ESRS: the magnitude, which measures the potential magnitude of financial effects associated with risks or opportunities, and the probability of occurrence, which measures the likelihood that a financial risk or opportunity will materialise.

In order to assess the magnitude and likelihood associated with the identified risks and opportunities, consistent with the EFRAG Guidelines35, qualitative and quantitative analyses and metrics already present within the Group have been taken into account, supplementing them, where necessary, with additional assessments, which are assigned a score, with a scale of 1 to 5, in order to assess and prioritise them. The final score is derived from the average of the above-mentioned magnitudes and, for the purposes of the sustainability statement, all risks and opportunities with a rating above 3 were considered material.

The risk materiality assessment was conducted by adopting, where possible, estimates and assessments made by the Group as part of its ordinary risk analysis activities. These analyses included the assessment, where appropriate, of the Group’s exposure in terms of current and prospective assets or costs, adopting an inherent risk logic in line with the guidelines. Internal and well-established approaches, metrics and methodologies within the Group were appropriately supplemented with additional analyses, to bring them into line with the greater granularity required by the CSRD.

With regard to opportunities, on the other hand, the assessment of the financial effects was based on the current and prospective impacts related to the provision of specific products within the scope of the topics investigated.

Stakeholder Engagement

The Group’s engagement with stakeholders is a crucial step of the double materiality assessment; through an ongoing dialogue with stakeholders, it allows for a deeper understanding of industry trends, expectations related to social, environmental and governance aspects, significant impacts related to the Group’s business and its value chain, and to gather Stakeholder perceptions also on risks and opportunities related to sustainability issues for financial institutions and the Group, in a flexible and customised way.

The priority Stakeholder categories for the Group, i.e. those whose interests could be or are positively or negatively affected by the Group’s activities, were identified based on the characteristics of the business, the business context, the sustainability strategy and initiatives undertaken and the main sustainability trends and evolutions in the global context, and according to a two-pronged approach:

35   “EFRAG IG 1: Materiality Assessment Implementation Guidance”

2024 ANNUAL REPORT - Sustainability Reporting

•	Stakeholder Management: is based on involving, through interviews, the Group’s internal structures that maintain an ongoing dialogue with relevant stakeholders in order to identify and assess the relative impacts, risks and opportunities. With this approach, the customers, employees and suppliers of the Group were indirectly involved;

•	Stakeholder Engagement: is based on the direct involvement, through one-to-one interviews, of external Stakeholders, in order to assess and share the relevance of the impacts, risks and opportunities identified by the Group. Stakeholders from academia, sustainability associations and associations representing the Group’s customers were involved in one-to-one interviews during 2024.

The issues discussed with individual stakeholders relate to the sustainability aspects addressed in the relevant ESRS. Stakeholder engagement allows the Group to gather input and new points of view closely related to its operations and has helped support the process of assessing and consolidating the relevance of sustainability issues, integrating analyses conducted on the basis of data available within the Group and externally on the basis of benchmarking activities and the analysis of regulatory developments.

Step 4 - Identifying and validating material topics

The relevance of sustainability issues was determined in a manner consistent with relevant regulations. In particular, if at least one impact, risk or mapped opportunity is material to the analysis area, that issue is material to the Group.

The following is a list of the sustainability issues found to be material for the Group:

Materiality Outcome
Topic	Sub/Sub sub topic	Impacts	Risks	Opportunities
E1- Climate change	Climate Change Adaptation	Ö	Ö	X
	Climate Change Mitigation	Ö	Ö	Ö
	Energy	Ö	Ö	Ö
E5– Circular Economy	Resource outflows related to products and services	X	X	Ö

S1 - Own workforce	Secure employment	Ö	X	Ö
	Working time	Ö	X	Ö
	Adequate wages	Ö	X	Ö
	Social dialogue	Ö	X	Ö
	Freedom of association/ Collective bargaining	Ö	X	Ö
	Work-life balance	Ö	X	Ö
	Health and safety	Ö	X	Ö
	Gender equality and equal pay for work of equal value	Ö	X	Ö
	Training and skills development	Ö	X	Ö
	Employment and inclusion of persons with disabilities	Ö	X	X
	Measures against violence and harassment in the workplace	Ö	X	Ö
	Diversity	Ö	X	Ö
	Privacy	Ö	X	X
S2 – Workers in the value chain	Secure employment	Ö	X	X
	Working time	Ö	X	X
	Adequate wages	Ö	X	X
	Social dialogue	Ö	X	X
	Freedom of association/ Collective bargaining	Ö	X	X

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Work-life balance	Ö	X	X
Health and safety	Ö	X	X
Child labour	Ö	X	X
Forced labour	Ö	X	X
Privacy	Ö	X	X

S3 – Affected communities	Land-related impacts	Ö	X	Ö
S4 – Consumers and end users	Privacy	Ö	Ö	Ö
	Freedom of expression	Ö	X	Ö
	Access to (quality) information	Ö	X	X
	Health and safety	Ö	X	X
	Non-discrimination	Ö	X	X
	Access to products and services	Ö	X	Ö
	Responsible marketing practices	Ö	X	X
G1 – Business Conduct	Corporate culture	Ö	Ö	X
	Protection of whistle-blowers	Ö	X	Ö
	- Prevention and detection including training - Incidents	Ö	X	X

The details of the IROs identified as material for the Group, their reference time horizons and the relative scope of materiality are described in the following chapters devoted to the individual ESRS standards of reference.

In this context, the resilience of the Group’s strategy and business model is reflected in its ability to deal with material risks and impacts that have arisen, as well as to take advantage of identified opportunities. This resilience is ensured by the consistency of the analyses performed in the context of the double materiality assessment with Stakeholder Engagement activities, with the 2024-2028 Business Plan and with the analyses of the impact of ESG risk factors on the intermediary’s traditional risks.

The process adopted for the purpose of conducting the double materiality assessment has a greater degree of detail than the analysis presented in the ‘2023 Consolidated Non-Financial Statement’. This is because the mapping and assessment of impacts, risks and opportunities was conducted in accordance with regulatory requirements and CSRD disclosure guidelines. In addition to a more granular identification of the sustainability issues being addressed, the new standards also in fact require the assessment of risks and opportunities.

Validation of material topics

The process of mapping and assessing impacts, risks and opportunities was shared and consolidated by the competent Group Entities through the Stakeholder Management process mentioned above. After conducting the materiality assessment, the list of issues found to be material for the Group was shared with the Group’s management in the ESG session of the Management Committee, the Risk and Sustainability Committee, the Board of Statutory Auditors and the Board of Directors.

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In-depth study of non-material topics

Following the analyses conducted, the following issues were found not to be material for the Group:

●	ESRS E2 - Pollution

●	ESRS E3 - Marine Waters and Resources

●	ESRS E4 - Biodiversity and ecosystems

The assessment of the above standards and related sustainability issues is consistent with the approach described in section “1. Double Materiality Assessment”. In particular, the IROs mapped with reference to own operations and the upstream and downstream value chain were assessed using qualitative-quantitative approaches that also included one-to-one comparisons with experts in the areas under investigation and the use of consolidated internal analyses.

In particular, with reference to the E2 standard, the assessment of impacts focused on the Group’s negative contribution, in the downstream value chain, to air, water and soil pollution through financing and investment in companies with less structured controls in this area. Operational and Reputational Risk arising from the absence of robust controls to prevent potential pollution events with reference to the Group’s own operations and Credit, Market and Liquidity Risks arising from the high exposure to similar possible risks with reference to counterparties were also analysed. The analysis of opportunities, on the other hand, focused on the potential expansion of the product range in order to meet the needs of counterparties.

As regards the E3 standard, the Group’s potential inefficient use of water in Own Operations was analysed, against a lack of internal policies and corporate strategies aimed at the responsible use of water. With reference to the downstream value chain, the possible contribution to wasting water resources and causing damage from discharges through financing and investment to companies with less structured controls in this area was assessed. The Operational and Reputational Risk arising from non-virtuous behaviours regarding water resources by the Group and Credit, Market and Liquidity Risks arising from the high exposure to similar potential counterparty risks were also assessed. The analysis of opportunities, on the other hand, focused on the potential expansion of the product range in order to meet the needs of counterparties.

Lastly, with regard to the E4 standard, the negative contribution to the impact on biodiversity was analysed, with reference to own operations, through the presence of branches and operating sites in areas characterised by a significant biodiversity heritage, and the positive contribution to the reference ecosystems through the definition of internal policies and initiatives aimed at combating climate change, over-exploitation of land and species, and the introduction of animal and plant species that can threaten the balance of ecosystems. With reference to the downstream value chain, the contribution to biodiversity loss was assessed through the process of providing credit to companies operating in sectors with potential direct negative impacts on biodiversity, the abundance of a species and the general conditions of an ecosystem. With regard to risks, the Operational and Reputational Risk arising from the absence of safeguards against possible climate change events and the risk of species extinction and the Credit, Market and Liquidity Risks arising from the high or possible high exposure to potential risks in this area with regard to these counterparties were analysed. The analysis of opportunities, on the other hand, focused on the potential expansion of the product range in order to meet the needs of counterparties.

The financial materiality assessment relating to environmental issues, according to E2, E3 and E4, did not reveal any risk elements deemed material for reporting purposes.

The analysis was carried out considering the Group’s exposure to direct environmental risks (related to its own operations) and indirect environmental risks (i.e. arising from the upstream and downstream value chain) in the value chain.

Through its own risk assessment activities, the Group carefully monitors any aspects that could involve it in the above issues and has put in place prudential safeguards, in order to constantly monitor and address any anomalous aspects, also by identifying internal risk thresholds related to environmental issues that will be constantly monitored in the Group’s 2025 Risk Appetite Statement (RAS). In particular, two specific KRIs have been defined that will be monitored in the 2025 RAS relating to E-non-climate Transition Risk and E-non-climate Physical Risk and the corresponding operational limits on the overall exposure to these risks of the Group’s non-financial corporate portfolio (Downstream Value Chain).

While we do not therefore see any specific risk elements that need to be represented and reported here, the Group’s particular attention to and awareness of environmental issues is noted, which is also reflected, as described above, through a dedicated framework for monitoring potential related risks. For more information, see Part E of the Notes.

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Section	ESRS topic	Duty of disclosure	Page number
Section 2 - Environmental information	E1 Climate change	ESRS 2 GOV-3 - Integration of sustainability-related performance in incentive schemes	130
		ESRS 2 SBM-3 Material impacts, risks and opportunities and their interaction with strategy and the business model	157
		ESRS 2 IRO-1 Description of the processes to identify and assess material impacts, risks and opportunities	156
		E1.1 - Transition plan for climate change mitigation	158
		E1-2 Policies related to climate change mitigation and adaptation	162
		E1-3 Actions and resources in relation to climate change policies	164
		E1-4 Targets related to climate change mitigation and adaptation	168
		E1-5 Energy consumption and mix	175
		E1-6 Gross Scope 1, 2, 3 and total GHG emissions	177
		E1-7 GHG removals and GHG mitigation projects financed with carbon credits	185
		E1-8 Internal carbon pricing	Not applicable.
		E1-9 Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	Phased-in
	E5 Resource use and circular economy	ESRS 2 IRO-1 Description of the processes to identify and assess material resource use and circular economy-related impacts, risks and opportunities	188
		E5-1 Policies related to resource use and circular economy	Not applicable.
		E5-2 Actions and resources related to resource use and circular economy	Not material
		E5-3 Targets related to resource use and circular economy	Not applicable.
		E5-4 Resource inflows	Not material
		E5-5 Resource outflows	Not material
		E5-6 Anticipated financial effects from resource use and circular economy-related impacts, risks and opportunities	Phased-in

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Section	ESRS topic	Duty of disclosure	Page number
Section 3 - Social Information	S1 Own workforce	ESRS 2 SBM-2 Interests and views of stakeholders	144
		ESRS 2 SBM-3 Material impacts, risks and opportunities and their interaction with strategy and the business model	189
		S1-1 Policies related to own workforce	190
		S1-2 Processes for involving own workers and workers’ representatives on impacts	207
		S1-3 Processes to remediate negative impacts and channels for workers to raise concerns	190
		S1-4 Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	192
		S1-5 Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	205
		S1-6 Characteristics of the undertaking’s employees	209
		S1-7 - Characteristics of non-employees in the enterprise’s own workforce	210
		S1-8 - Collective bargaining coverage and social dialogue	210
		S1-9 - Diversity Metrics	211
		S1-10 - Adequate wages	211
		S1-11 - Social protection	211
		S1-12 - Persons with disabilities	212
		S1-13 - Training and skills development metrics	213
		S1-14 Health and safety	214
		S1-15 Work-life balance	215
		S1-16 Remuneration metrics (pay gap and total remuneration)	215
		S1-17 - Incidents, complaints and severe human rights impacts	216
	S2 Workers in the value chain	ESRS 2 SBM-2 Interests and views of stakeholders	144
		ESRS 2 SBM-3 Material impacts, risks and opportunities and their interaction with strategy and the business model	219
		S2-1 Worker-related policies in the value chain	220
		S2-2 Process of involving workers in the value chain on impacts	224
		S2-3 Processes to remediate negative impacts and channels for workers in the value chain to raise concerns	224
		S2-4 Actions on material impacts for workers in the value chain and approaches for the management of relevant risks and the achievement of relevant opportunities for workers i n the value chain, as well as the effectiveness of these actions	222
		S2-5 Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	23
	S3 Affected communities	ESRS 2 SBM-2 Interests and views of stakeholders	144
		ESRS 2 SBM-3 Material impacts, risks and opportunities and their interaction with strategy and the business model	226
		S3-1 Policies related to affected communities	227
		S3-2 Processes for engaging with affected communities about impacts	226
		S3-3 Processes to remediate negative impacts and channels for affected communities to raise concerns	226

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Section 3 - Social Information	S3 Affected communities	S3-4 Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions	223
		S3-5 Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Not applicable
	S4 Consumers and end-users	ESRS 2 SBM-2 Interests and views of stakeholders	144
		ESRS 2 SBM-3 Material impacts, risks and opportunities and their interaction with strategy and the business model	236
		S4-1 Policies related to consumers and end-users	237
		S4-2 Processes for engaging with consumers and end-users about impacts	256
		S4-3 Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	257
		S4-4 Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	239
		S4-5 Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	240

Section	ESRS topic	Duty of disclosure	Page number
Section 4 - Governance Information	G1 Business conduct	ESRS 2 IRO-1 Description of the processes to identify and assess material impacts, risks and opportunities	262
		ESRS 2 GOV-1 The role of the administrative, management and supervisory bodies	262
		G1-1 Business conduct policies and corporate culture	264
		G1-2 Management of relationships with suppliers	Not material
		G1-3 Prevention and detection of corruption and bribery	268
		G1-4 Confirmed incidents of corruption or bribery	272
		G1-5 Political influence and lobbying activities	Not material
		G1-6 Payment practices	Not material

The minimum reporting requirements regarding metrics, policies, actions and targets (MDR-M, MDR-P, MDR-A, MDR-T) are defined in those sections of each ESRS.

2024 ANNUAL REPORT - Sustainability Reporting

Elements of information from other EU regulations

Duty of disclosure	Material/
	Non-material	Ref
ESRS 2 GOV-1 Board of Directors gender diversity, paragraph 21 (d)	Material	124
ESRS 2 GOV-1 Percentage of independent board members, paragraph 21 (e)	Material	123
ESRS 2 GOV-4 Due Diligence Statement paragraph 30	Material	133
ESRS 2 SBM-1 Involvement in activities related to chemical production, para. 40 (d) ii	Not applicable
ESRS 2 SBM-1 Involvement in controversial weapons activities, para. 40 (d) iii	Not applicable
ESRS 2 SBM-1 Participation in activities related to tobacco growing and production, para 40 (d) iv	Not applicable
ESRS E1-1 Transition Plan to achieve climate neutrality by 2050, paragraph 14	Material	159
ESRS E1-1 Companies excluded from Paris aligned benchmarks, para. 16 (g)	Material	162
ESRS E1-4 Greenhouse gas emission reduction targets, para. 34	Material	171
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (high climate impact sectors only), paragraph 38	Material	175
ESRS E1-5 Energy consumption and energy mix, paragraph 37	Material	175
ESRS E1-5 Energy intensity associated with activities in high climate impact sectors, paragraphs 40-43	Material	175
ESRS E1-6 Scope 1, 2, 3 and total gross greenhouse gas emissions, para. 44	Material	177
ESRS E1-6 Intensity of gross greenhouse gas emissions, paragraphs 53-55	Material	177
ESRS E1-7 Greenhouse gas removal and carbon credits, paragraph 56	Material	182
ESRS E1-9 Exposure of the benchmark portfolio to physical climate-related risks, paragraph 66	Phased-in
ESRS E1-9 Breakdown of monetary amounts by acute and chronic physical risk paragraph 66 (a)	Phased-in
ESRS E1-9 Location of significant physical risk activities, paragraph 66 c	Phased-in
ESRS E1-9 Breakdown of the book value of its real estate assets by energy efficiency classes, paragraph 67 c	Phased-in
ESRS E1-9 Degree of exposure of the climate-related portfolio in relation to opportunities, paragraph 69 Materials	Phased-in
ESRS E2-4 Amount of each pollutant listed in Annex E-PRT II of the Regulation (European Pollutant Release and Transfer Register) emitted to air, water and land, paragraph 28	Immaterial
ESRS E3-1 Water and marine resources, paragraph 9 (water only)	Immaterial
ESRS E3-1 Dedicated policy, paragraph 13	Immaterial
ESRS E3-1 Sustainable oceans and seas, paragraph 14	Immaterial
ESRS E3-4 Total recycled and reused water, paragraph 28 (c)	Immaterial
ESRS E3-4 Total water consumption in m3 for net revenues from own operations, paragraph 29	Immaterial
ESRS 2 - IRO 1 - E4, paragraph 16 (a) i	Immaterial
ESRS 2 - IRO 1 - E4, paragraph 16 (b)	Immaterial
ESRS 2 - IRO 1 - E4, paragraph 16 (c)	Immaterial
ESRS E4-2 Sustainable agricultural and land use practices or policies, paragraph 24 (b)	Immaterial
ESRS E4-2 Sustainable oceans / seas practices or policies paragraph 24 (c)	Immaterial
ESRS E4-2 Policies to address deforestation paragraph 24 (d)	Immaterial
ESRS E5-5 Unrecycled waste, paragraph 37 (d)	Immaterial
ESRS E5-5 Hazardous waste and radioactive waste, paragraph 39	Immaterial
ESRS 2 - SBM3 - S1 Risk of incidents of forced labour, paragraph 14 (f)	Not applicable
ESRS 2 - SBM3 - S1 Risk of incidents of child labour, paragraph 14 (g)	Not applicable
ESRS S1-1 Human rights commitments, paragraph 20	Material	192
ESRS S1-1 Due diligence policies on issues addressed by the Core Conventions of the International Labour Organization 1 to 8, paragraph 21	Material	192

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Duty of disclosure	Material/
	Non-material	Ref
ESRS S1-1 Processes and measures to prevent trafficking in human beings, paragraph 22	Not applicable.
ESRS S1-1 Workplace accident prevention policy or management system, paragraph 23	Material	192
ESRS S1-3 Grievance/Complaint Handling Mechanisms, paragraph 32 (c)	Material	192
ESRS S1-14 Number of deaths and number and rate of work-related injuries, paragraphs 88 (b) and (c)	Material	215
ESRS S1-14 Number of days lost due to injury, accident, death or illness, paragraph 88 (e)	Material	215
ESRS S1-16 Unadjusted gender pay gap, paragraph 97 (a)	Material	216
ESRS S1-16 Excessive CEO Remuneration Report, paragraph 97 (b)	Material	216
ESRS S1-17 Incidents of discrimination, paragraph 103 (a)	Material	217
ESRS S1-17 Failure to respond to UNGPs on business and human rights and OECD, paragraph 104 (a)	Material	217
ESRS 2 - SBM3 - S2 Significant risk of child labour or forced labour in the value chain, paragraph 11 (b)	Not applicable
ESRS S2-1 Human rights commitments, paragraph 17	Material	220
ESRS S2-1 Policies on Value Chain Workers, paragraph 18	Material	220
ESRS S2-1 Non-compliance with the UNGP Principles on Business and Human Rights and the OECD Guidelines, paragraph 19	Material	220
ESRS S2-1 Due diligence policies on issues addressed by the Core Conventions of the International Labour Organization 1 to 8, paragraph 19	Material	220
ESRS S2-4 Human rights issues and incidents related to its upstream and downstream value chain, paragraph 36	Material	222
ESRS S3-1 Human Rights Policy Commitments, paragraph 16	Material	226
ESRS S3-1 Non-compliance with UNGPs on Business and Human Rights, ILO principles and OECD Guidelines, paragraph 17	Material	226
ESRS S3-4 Human Rights issues and incidents, paragraph 36	Not applicable
ESRS S4-1 Consumer and end-user policies, paragraph 16	Material	237
ESRS S4-1 Non-compliance with UNGPs on Business and Human Rights and OECD Guidelines, paragraph 17	Material	237
ESRS S4-4 Human Rights issues and incidents, paragraph 35	Not applicable
ESRS G1-1 United Nations Convention against corruption, paragraph 10 (b)	Not applicable
ESRS G1-1 Protection of the whistleblower referred to in paragraph 10 (d)	Not applicable.
ESRS G1-4 Fines for Violation of anti-corruption and anti-bribery laws, paragraph 24 (a)	Material	272
ESRS G1-4 Anti-Corruption and Anti-Bribery Standards, paragraph 24 (b)	Material	272

2024 ANNUAL REPORT - Sustainability Reporting

Section 2 - Environmental Information

Climate change

[ESRS E1]

This section provides, in relation to the management of “climate change”, a description of the impacts, risks and opportunities found to be material from the double materiality analysis. Next, the section outlines the Group’s transition plan, policies and actions taken to manage and mitigate adverse impacts and risks related to climate change and to seize material opportunities, as well as targets set and the metrics used to monitor the effectiveness of the measures taken.

Impacts, Risks and Opportunities

The process to map impacts, risks and opportunities with reference to this standard takes into account the specific aspects related to the Group’s operational and commercial activities and its decarbonisation strategies. In particular, for mapping purposes, documentation both internal and available on the Group’s website was analysed (e.g. Environmental Policy, ESG Directive, Credit Policies, Risk Governance Directive). In fact, the Group has put in place safeguards, both with regard to its own operations and with reference to the value chain, to ensure appropriate adaptation and mitigation of climate change and the management of energy-related issues. Interaction with counterparties in the value chain may entail risks for the financial institution, in view of the counterparties’ difficulty in dealing with climate change, but also opportunities to expand the product range to facilitate and support the transition, by fostering customers’ awareness of the actions to be implemented in favour of the transition. Lastly, the Group’s setting of targets to manage climate change could generate opportunities for the Group to improve its reputation.

After conducting the double materiality assessment, the following aspects were found to be material:

●	Positive impacts on the Upstream Value Chain, attributable to supplier awareness-raising activities due to the use of selection criteria that include the evaluation of climate change adaptation and mitigation policies and safeguards, and on the Downstream Value Chain, related to customer awareness-raising activities on the need to accelerate the climate transition and on commitments related to climate change mitigation and adaptation and reduction of energy consumption, due to the use of the ESG questionnaire, which summarises the assessment of the customer’s ESG profile, including the environmental one, and sharing the results, directs the commercial proposition, combining the overall assessment and the customer’s real needs, and in line with the Group’s ESG decarbonisation and credit strategy;

●	Negative impacts related to own operations associated with direct emissions (Scope 1 and 2) in the normal course of business (e.g. heating, fossil fuel-based company fleet and low use of hybrid/electric cars) and the Group’s direct energy consumption. In response to these impacts, the Group has adopted internal policies and corporate strategies to reduce its emissions and direct energy consumption. Negative impacts also emerged with regard to the downstream value chain due to the possible financing of highly emissive counterparties that have not defined transition plans and emission reduction initiatives;

●	Risks pertaining to the Downstream Value Chain and, in particular, Credit Risk related to the deterioration of the counterparty’s creditworthiness as a result of financial losses related to the failure to align with the transition and damage due to acute and chronic events, to its plants and production sites. This risk was deemed material with reference to “Climate Change Adaptation”, “Climate Change Mitigation” and “Energy” and Reputational Risk with reference to the financing of highly emissive counterparties with no transition plan;

●	Opportunities with reference to the expansion of the product range (Downstream Value Chain) with regard to the topics “Climate Change Mitigation” and “Energy” and the opportunity to improve brand reputation (Own Operations) with regard to the topic “Climate Change Mitigation”.

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For these issues, the relevant Policies, Actions and Targets defined by the Group on climate change are described in the following paragraphs.

Resilience analysis

The process of identifying and assessing risks related to climate change, with respect to the taxonomy areas defined as Climate Change Mitigation (or CCM) and Adaptation (CCA), was developed as part of a process undertaken in the wake of the November 2020 ECB Guidelines, and within the broader Risk Management Framework with the risk factors related to the topic under analysis.

The analysis of risk factors related to the Topic of Climate Change and impacting the Bank’s core financial and non-financial risks was carried out for Physical Risk (Climate Change Adaptation) and Transition Risk (Climate Change Mitigation), according to a pathway that includes:

●	the identification of possible transmission channels and analysis of their materiality for the main risks (core risks);

●	the preparation of exposure measures and definition of key exposure indicators for risks that are considered material;

●	analysis of the impact on the profit and loss account and/or on the value of the Group’s assets, mainly through scenario analysis;

●	the definition of attention thresholds (tolerance) and related operational limits, assigned to organisational entities capable of operationally having an impact on the level of the indicators, with appropriate escalation processes aimed at intervening in the event of overruns and restoring the overrun levels to normal.

As part of the evolution of management models, variables linked to physical and transition risk were integrated into simulation processes to determine risk add-ons. These add-ons, calculated through the Probability of Default (PD) and/or Loss Given Default (LGD), take into account the physical and transition risks of the counterparties analysed.

The C&A risk management approach includes the definition of a tolerance margin based on adverse scenario analyses conducted in internal and institutional climate stress testing programmes. Within this dimension, operational risk exposure limits are established and assigned to business structures to ensure a balance between risk containment and the business focussed on mitigation strategies. If ESG limits are exceeded, an escalation process is triggered for the decision-making bodies, which take the necessary corrective measures to bring the exposure back within the set limits or to avoid an increase in risk.

The identification and assessment of climate risk exposure is based on scenarios with high physical and transitional risks. The climate scenarios used for physical risk are based on Open Data (ISPRAmbiente, IPCC, Copernicus) and commercial sources (Cerved Spa), with medium- to long-term impact projections according to “Current Policies” models (Hot House World). For transition risk, scenarios are used that envisage a drastic reduction in greenhouse gas emissions, such as “Net Zero 2050”, in line with the Paris Agreement.

C&A risk analyses are structured over three time horizons, consistent with those used for RAS purposes:

●	Short-term (ST): up to 1 year, with reference to the cut-off date.

●	Medium.term (MT): between 1 and 5 years, with reference buckets at 3 years.

●	Long-term (LT): over 5 years, with reference buckets at 10 years.

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The materiality analyses, for the time horizons described above, were carried out on the basis of projections of updated risk maps, expanded with the inclusion of any worsening trends detected by sectoral or scientific studies.

From its analysis of climate risk factors, the Group has identified the following risks as material and subjected them to continuous monitoring:

●	Physical climate risk for credit risk in non-financial corporate portfolios.

●	Physical climate risk for credit risk in portfolios of mortgages to retail customers.

●	Transition climate risk for credit risk in non-financial corporate portfolios.

●	Transition climate risk for credit risk in portfolios of mortgages to retail customers.

●	Climate transition risk for operational and reputational risk (related to the exposure of controparties operating in brown lending[36] and the perception of risk by the Bank’s stakeholders).

All these factors are relevant over all time horizons and, as such, have been associated with Key Risk Indicators (KRIs) defined in the Risk Appetite Statement (RAS) with the relative identification of operational limits. The RAS KRI and related operational limits of these indicators are monitored quarterly and reported periodically to the Bank’s top management as part of Risk Appetite Monitoring.

The integration of climate risk factors into risk management and strategic processes reinforces the Bank’s commitment to support the transition to climate neutrality, while ensuring risk mitigation, financial stability and resilience to emerging risks.

For a description of the analysis process carried out to identify climate change risks, please refer to the Notes to the Financial Statements, Part E - Information on risks and hedging policies.

Transition plan for climate change mitigation

Aware of the important role of financial institutions in supporting the transition to a zero net emission economy by 2050 through their financing, investment and product and service offerings, the Group is committed to doing its part to mitigating climate change.

As a financial institution, 99% of the Group’s total CO2 emissions can be attributed to indirect emissions related to the downstream value chain (Scope 3 related to the Lending to non-financial corporations portfolio) and 0.05% can be attributed to own activities and own consumption (Scope 1, 2).

Consistent with the characteristics of its emissions profile, the Group has defined its own decarbonisation strategy for financed emissions linked to the loan portfolio, following the guidelines of the Net-Zero Banking Alliance (NZBA), which the Group has joined since 2022. The NZBA, a UN-sponsored initiative to accelerate, according to a shared framework, the pathway to zero net emissions, is based on the definition of intermediate targets to 2030 and specific actions to support the transition, through the use of scientifically recognised climate scenarios.

36	Brown loans are loans granted to sectors or companies with a high negative environmental impact, (i.e. activities with high levels of CO₂ emissions and not aligned with the ecological transition).

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Furthermore, with regard to its own direct and indirect emissions (Scope 1 and Scope 2 - market-based), the Group has already implemented a series of initiatives in previous years aimed at reducing its environmental impact, using 2017 data as a baseline for setting targets and monitoring progress. In this context, the Group has implemented actions to reduce the use of fossil fuels, such as oil, actions to dematerialise its internal customer-facing processes, energy efficiency initiatives, and the use of 100% electricity from renewable sources. When defining the 2024-2028 plan, the Group strengthened its target to support the commitment by planning to achieve zero Scope 1 and Scope 2 - market-based emissions by 2030, for which the Group will identify further actions during 2025.

The NZBA interim emission reduction targets financed up to 2030 were defined on the priority sectors with high emission intensity, in line with the Net Zero Banking Alliance (NZBA) guidelines, based on scientifically-recognised climate scenarios (IEA and NGFS) and in line with the Paris Agreement’s goal of limiting the temperature to +1.5°C towards preindustrial levels. In particular, the Group has set and communicated targets for five emission-intensive sectors (of which announced in August 2023: Oil & Gas, Power Generation & Distribution and Iron & Steel sectors; of which communicated in February 2025: the Cement and Aluminium sectors) as well as the already achieved target of phase-out from the Coal sector. The NZBA targets, set and communicated to the market, cover about 90% of the financed emissions of the emission-intensive sectors (so-called NZBA Sectors).

For details on the methodology and the definition of the NZBA targets, please refer to the section on targets.

In addition, in 2024 the Group set further interim management targets to 2030 for emission reductions financed on non-priority emission-intensive residual sectors and sectors with a high climate/environmental impact, adopting, where available, the same methodology used for setting the NZBA targets.

For these sectors, sector-specific transition/decarbonisation levers have been defined, on which the Group develops credit policies and integrates its commercial and service offerings. The Group’s decarbonisation strategy is aligned with the global climate change goals of the Paris Agreement, national and European decarbonisation policies and targets, and the specific guidelines of the Net Zero Banking Alliance (NZBA).

The transition plan and related decarbonisation targets, defined to support climate change mitigation, the Group’s decarbonisation process and the management of climate and environmental risks, were shared and discussed in the Steering Committee - ESG Session and approved by the Board of Directors, subject to the binding opinion of the Risk and Sustainability Committee. The latest update of the transition plan was approved by a resolution of the Board of Directors in January 2025.

The decarbonisation strategy defined by the Group is consistent with the climate risk exposure assessments determined by the Group’s Risk Management Function on the basis of an internal methodology and aims, at the same time, to manage and mitigate physical and transition risk also by integrating the transition and physical risk exposure indicator for each counterparty into its lending processes. The monitoring of the decarbonisation strategy and exposure to climate and environmental risks, carried out at regular intervals by the Risk Management Function and the Sustainability Function and shared quarterly with top management, allows for the timely identification of any deviations from defined trajectories and the identification of mitigation actions.

In addition, the decarbonisation targets and the description of the transition plan defined for the NZBA-target sectors are monitored in accordance with NZBA guidelines and reported to UNEP and published in the section “Sustainability - Reports” of the Group’s https://www.gruppomps.it/en/ institutional website.

The implementation of this strategy has entailed a progressive integration of credit policies, processes and standards with indicators related to sector targets and the Climate and Environmental (C&E) risk profile of each counterparty, as well as commercial process policies and the development of new support tools, which has been carried out since 2023 through the activation of the ESG Project, composed of a cross-functional team that annually identifies and implements initiatives to support the decarbonization strategy from an evolutionary and incremental perspective. This project is subject to monitoring that is shared quarterly with top management. For further details, please refer to the “Strategy, Business Model and Value Chain - Section 1 - General Information” section of this document.

The Group believes that the management of environmental impacts related to its activities can contribute to the transition to a net-zero economy and has already implemented several initiatives in recent years to reduce its environmental impact, with reference to its own direct and indirect emissions (Scope 1 and Scope 2 - market based), setting quantitative targets. For the purpose of target setting and progress monitoring, it has adopted as a baseline the performance highlighted at the end of 2024. In this context, the Group has implemented actions to reduce the use of fossil fuels, such as oil, in favor of less emissive fuels, actions to dematerialize its internal and customer-facing processes, initiatives to reduce the use of paper and waste, energy efficiency initiatives as well as the use of approximately 100 percent electricity from renewable sources. When defining the 2024-2028 plan, the Group further strengthened its goal by planning to achieve zero Scope 1 and Scope 2 - market based emissions by 2030, for the achievement of which it will identify further actions during 2025.

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Decarbonisation levers and key actions for reducing indirect emissions from the credit portfolio

The Group has developed an organic approach to support its customers’ transition to climate neutrality in order to pursue its goals of reducing emissions from its lending portfolio to non-financial corporations while managing the risks associated with climate change and climate adaptation and the resilience of its business model, differentiated by climate/environ-mental-intensive priority sectors, climate/environmental-intensive non-priority sectors and other sectors. This approach reflects the Group’s conviction that all sectors can contribute to the climate transition, so it has defined transition levers across all sectors and some specific ones for priority sectors with high emissions intensity on the basis of their respective characteristics. These levers focus on the transition to renewable energy sources, more energy-efficient production processes that prioritise the use of renewable-energy based technology and of recycled materials, and emission offsetting and capture. The activation of these levers is made possible by the:

●	Engagement with customers to make them aware of the importance of the transition and support them in defining actions to support the transition by sharing the customer’s ESG profile with a focus on the customer’s emission and environmental profile. This sharing takes place through the administration of questionnaires aimed at assessing the ESG profile and consequently allows for the modulation of the customer’s needs and reliance framework;

●	Offering of green products linked to green performance indicators (so-called Sustainability Linked Loan) and/or aimed at financing green projects/activities (so-called Green loan, Taxonomy aligned), providing differentiated pricing in order to incentivise companies with green transition plans and commitments and optimise the loan portfolio according to the emission intensity of the counterparties;

●	Definition of protocols and guidelines to support and involve institutions and trade associations to accelerate the transition;

●	Establishment of credit policies and processes based on ESG criteria, which integrate counterparty assessment with counterparty emission profile (ESG score), transition risk exposure and emission intensity in its decision-making processes by defining credit guidelines consistent with the group’s broader decarbonisation strategy.

Transparency and monitoring progress

To effectively support the transition to a sustainable economic model, the Group has adopted a number of integrated measures aimed at fostering the dissemination of climate strategies, the achievement of set targets and the use of dedicated operational levers.

In particular, the following actions were implemented:

●	Targeted training and ESG skills creation with the activation of specific training courses differentiated according to the role played within the organisation and the establishment of cross-cutting teams of ESG experts to support the network and to ensure adequate knowledge and awareness of sustainability issues;

●	Structured collection and analysis of data on financed emissions with preparation of monitoring and reporting systems;

●	Periodic meetings with the Commercial Departments, the Sustainability and ESG Function, the Credit Department and the Chief Risk Officer Department aimed at sharing monitoring results, identifying timely corrective actions and developing additional initiatives to support the decarbonisation strategy;

●	Simulation tools and definition of KPIs for the purposes of the definition of ESG KPIs for green products.

These measures reflect an integrated and proactive approach, which aims to address the strategic and operational areas essential for the transition to a low-carbon economy and for pursuing the decarbonisation strategy and support from a cross-functional team, consisting of the ESG, ESG RISK and Sustainable Finance team, to Relationship managers in defi-ning and structuring Green operations and solutions for Corporate and SME clients.

As part of the management of the transition plan, the Group has allocated specific investments for the integration and monitoring of ESG factors, to ensure that environmental variables are adequately managed in business processes. Investments are attributable to the project initiatives included in the Bank’s ESG Programme. It should be noted that the financial resources allocated to share plans (CapEx and OpEx) are insignificant expenditures.

Investments in CapEx during 2024 focused on the internal development of the centralised ESG database and related dashboards, with the aim of improving internal and mandatory monitoring and reporting (e.g. CSRD, Pillar 3, Social and Green Bond, NZBA reports) on the implementation of ESG technology infrastructure in order to structure green products and ensure their correct identification and monitoring of KPIs in line with regulatory developments. Further investments relate to the development of applications for internal climate risk management models, which are essential for monitoring C&E risks, the Climate Stress Test Programme and compliance with current regulations.

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At the same time, investments in OpEx include the purchase of external databases, which are crucial for obtaining the information needed to develop and monitor decarbonisation targets, as well as to support the issuing and tracking of ESG financial instruments, and expert support for the definition of the decarbonisation strategy and the broader transition plan. These are complemented by training and awareness-raising initiatives for internal resources, with the objective of enhancing awareness and knowledge of climate risk management and the ESG transition. Finally, further activity concerns the definition of the ESG framework, with the support of an external provider to configure the governance and dedicated business processes.

These investments aim to strengthen the Bank’s commitment to the transition to a sustainable economy by integrating ESG principles into its risk management and reporting processes, in line with the objectives of compliance with ESRS and European sustainability legislation.

The Group belongs to the financial sector, which is included in the EU benchmark indices aligned with the Paris Agreement, because it plays a vital role in financing the transition to a low-carbon economy.

Policies, Actions and Targets relating to climate change

This section includes a description of the policies the Group has adopted in relation to climate change mitigation and adaptation, actions and targets in relation to both its own operations and the value chain.

Policies

The Group adopts an organisational model that aims to progressively integrate the principles of environmental, social and governance sustainability into the definition of its strategy, business model and corporate policies in line with the changing with the changing regulatory framework and the context in which it operates.

The Group’s commitment to the issues of climate change mitigation and adaptation is reflected in the Group’s sustainability policies, within which it defines the areas of commitment with which the Group, considering its activities and characteristics, can best and concretely contribute to generate a positive impact on the environment and support the transition towards sustainable and net zero emissions models.

The Group’s sustainability policies are defined in line with regulatory obligations and international standards, contributing to long-term value creation and promoting the climate transition. All the policies adopted were approved by the Board of Directors following the opinion of the Risk and Sustainability Committee and debated with the Management Committee - ESG session.

In this context, the Group Guideline on Sustainability and ESG (hereinafter “the Guideline”) sets out how the Group is committed to making a positive contribution to sustainable development and climate transition and to incorporating environmental principles into its business strategy. In particular, the Guideline provides a definition of the Group’s areas of commitment in relation to environmental impacts by identifying the objective of measuring and progressively reducing its Scope 1, Scope 2 and Scope 3 climate-changing emissions and using energy from renewable sources as the main action directives to be pursued in order to achieve its objectives. Furthermore, the Directive defines the Group’s commitment to support the transition of companies towards sustainable models through products and services with high environmental and social added value and the gradual introduction of ESG products in the Group’s commercial offering, through three strategic strands:

●	provision of green credit, i.e. by adopting a credit assessment process based on strategies and, credit standards integrated with ESG criteria, and by offering financing products and solutions dedicated to and fostering the transition of companies towards sustainable development and net zero-emission models;

●	investment services, progressively implementing the offer of advise and of investment and insurance products with underlying strategies related to sustainability and to the;

●	issuance of green bonds.

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For a detailed description of the sustainable financing products offered by the Group, please refer to the section on “Climate Change Actions in Relation to the Downstream Value Chain”.

The Code of Ethics also identifies the environment as a primary asset that the Group is committed to safeguarding, seeking a balance between economic initiatives and the unavoidable needs of the ecosystem and taking into account the rights of future generations. The Group manages its impact on the environment in an organised manner and with increasing efficiency by defining general criteria, guidelines and measures that guarantee the reduction of the direct and indirect environmental impact of its activities, the improvement of environmental performance indicators the alignment of the Group’s strategy with the objectives of combating climate change, financial support to customers for the transition to sustainable business models, the development of products and services consistent also with the Sustainable Development Goals (SDG’s)37 and with the Paris Agreement38, as well as the management of climate and environmental risk factors. Setting out the principles of the “Code of Ethics” within the Group has made it possible to develop several policies aimed at mitigating climate change impacts within the activities carried out, with particular reference to climate change mitigation and adaptation and energy efficiency.

In this context, mention should also be made of the environmental policy and the Policy governing an environmental management model, which defines the guiding criteria to be followed, consistent with the Code of Ethics, in order to optimise the management of activities that may have a material impact on the environment, and the organisational model adopted by the Group to oversee procedures aimed at complying with environmental protection regulations. The operational management of the model is the responsibility of various specialised functions within the Group. In particular, within and the Policy governing an environmental management model, the Group defines the principles it intends to pursue in its internal operating contexts and in its relations with the market, with respect to which the Group is committed to developing credit policies that also take into account the possible environmental impacts of corporate customers and their projects; support customers in their goals to save and optimally manage natural resources, support and promote investments in the areas of environmental protection.

In defining the contents of these policies, the Group gives due consideration to the interests of key stakeholders, as detailed in the Stakeholder Engagement process section of this document.

37	In September 2015, the UN General Assembly endorsed the 17 Sustainable Development Goals (SDGs), also known as the 2030 Agenda for Sustainable Development, recognising the strong interconnection between the conservation of natural systems, human wellbeing and economic development. In fact, the Sustainable Development Goals cover a range of issues, including the fight against poverty, hunger, the right to education, the promotion of sustainable patterns of production and consumption, as well as urbanisation and social equality.

38	At the end of November 2015, the 21st session of the Conference of the Parties (COP 21) to the United Nations Framework Convention on Climate Change took place in Paris. Recognising the need for an effective and progressive response to the urgent threat of climate change, it concluded with an agreement to limit global warming to below 2°C. On the basis of this agreement, each adhering country adopted an action plan and reports to the Conference of the Parties every five years on its contribution to achieving the common goal. This establishes a concrete contribution and monitoring mechanism aimed at climate change mitigation and sustainable development.

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Policies	Description of main contents	Reference Scope (e.g. Own Operations/Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Policy on Sustainability and ESG	The Policy defines the organisational model adopted by the Group to address the integration of sustainability principles along the three lines of environmental, social and governance (ESG) in the definition of the strategy, business model and corporate policies pursued in the conduct of its business. In particular, the document defines the principles, guidelines and relevant sustainability issues that are identified, implemented and monitored in order to respond to all stakeholders. In relation to environmental sustainability, the Policy defines of general criteria, guidelines and measures that guarantee the reduction of the direct and indirect environmental impact of its activities, the improvement of environmental performance indicators the alignment of the Group’s strategy with the objectives of combating climate change, financial support to customers for the transition to sustainable business models, the development of products and services consistent also with the Sustainable Development Goals and with the Paris Agreement, as well as the management of climate and environmental risk factors.	The Policy is addressed to the Parent Company and all Group Companiesand covers own operations and value chain downstream and upstream.

The Policy is submitted to the Board of Directors for approval, subject to the advice of the relevant Internal Risk and Sustainability Committee and of the and the ESG Session Steering Committee.

The Policy is classified as a strategic document which needs to be updated at least every three years or less if significant changes to the internal or external framework occur.

The Policy, in defining the areas of commitment, was made consistent with the initiatives of international organizations and European authorities such as:

- Sustainable Development Goals (2015)

- Paris Agreement (2015)

- Action Plan for Financing Sustainable Growth (2018);

- European Green Deal (2019);

- PNIEC;

- EU Taxonomy Regulation (852/2020):

and in the area of product development and distribution, is carried out in consistency with:

- Insurance Distribution Directive (hereinafter also “IDD Directive”);

- Directive (EU) 2016/97;

- EU Delegated Directive 2021/1269 (hereinafter also MiFID 2 ESG).);

- SFDR (Reg. EU 2019/2088):

It is available in the Sustainability section of the Group’s corporate website.
Code of Ethics

The objectives of the Code of Ethics are:

- Define standards of “good conduct” for corporate policies and procedures;

- Inform employees of the behaviours required of them;

- Contribute to implementing the Group’s sustainability policies;

- Help align the Group’s objectives with the interests of civil society.

		The Code of Ethics applies to Directors, Statutory Auditors, company executives, and employees of the Group at all levels.	The Code of Ethics and any amendments thereto are subject to the approval of the Parent Company’s Board of Directors.	The Group is committed to complying with external codes and agreements, including international agreements, self-regulatory codes, sector-specific codes of conduct, the United Nations Global Compact, the Universal Declaration of Human Rights, the United Nations Environment Programme – UNEP FI, and the Principles for Responsible Banking – UNEP FI.	It is available in the Sustainability section of the Group’s corporate website.

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Policies	Description of main contents	Reference Scope (e.g. Own Operations/Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Directive on Environmental Management System Oversight	The Policy defines the organisational model adopted by the Group for the Environmental Management System Oversight Process (EMS – Environmental Management System). This aims to ensure compliance with environmental protection regulations.	The Policy is addressed to the Parent Company and all Group Companies.	The document is approved by the Board of Directors. Also, the Policy contents are verified as the need arises or in any case once a year, during the Management Review, and updated if necessary. Any new version of the document is submitted for approval by the Board of Directors.	The Policy is implemented in compliance with binding regulations and the UNI EN ISO 14001 Environmental Management Systems Standard.	Available to all employees on the corporate intranet
Environmental	The Environmental Policy sets out the guiding principles that the Group, in line with its Code of Ethics, commits to following in order to optimise the management of activities that may have a significant environmental impact.	The Policy is addressed to the Parent Company and all Group companies.

The Policy is subject to approval by the Board of Directors, following the opinion of the relevant Board Committees and the Management Committee.

The Environmental Policy is overseen by the Parent Company, which, through the relevant functions, coordinates the implementation of all related projects.

				The Policy is implemented in compliance with all applicable environmental protection regulations, including externally issued codes of conduct to which the Group Companies adhere, such as the UNEP Declaration of Financial Institutions on the Environment and Sustainable Development and the United Nations Global Compact.	It is available in the Sustainability section of the Group’s corporate website.
Group Policy on Safety and Environment	The Policy defines the corporate models and rules adopted at the Group level regarding Safety and Environment.

The Policy applies to the Parent Company and all Group Companies.

The rules established in this Group Policy must also be followed by all third parties (suppliers, consultants, etc.) operating within the Group, in relation to their respective areas of activity.

			The Policy is subject to approval by the Board of Directors, following the opinion of the relevant Board Committees and the Management Committee.	The policy is implemented pursuant to the regulatory provisions of Legislative Decree 152/2006 (c.d. “Environmental Code”) and Legislative Decree 121/2011, as well as the UNI EN ISO 14001:2015 International Standard.	Available to all employees on the corporate intranet

Climate-change actions relating to own transactions

The Group has specific actions aimed at managing the climate change mitigation related to its business. More details on this can be found in the section “Transition Plan for Climate Change Mitigation”. It should be noted that the Group has been pursuing the reduction of direct Scope 1 and Scope 2 impacts for years by implementing initiatives aimed at reducing the use of fossil fuels, reducing overall energy consumption and increasing the use of energy from renewable sources. In this context, it should be noted that since 2012 the Group has set an objective to use 100% energy from renewable sources and to zero its Scope 2 - market-based emissions. Below are some detailed initiatives pertaining to the scope of own operations, the timing of which is consistent with the defined objectives, for the measurement of which it has set as a baseline the environmental performance highlighted at the end of 2017.

The Group, in pursuit of its broader goal of reducing energy consumption, from 2019 draws up the Measurement & Verification Plan (M&V) in line with the International Performance Measurement and Verification Protocol (IPMVP), with the aim of verifying the results of energy efficiency, water efficiency and renewable energy projects according to a consolidated framework. The IPMVP adopted by the Group is the leading international protocol for verifying energy saving results.

The M&V Plan is founded on construction of the baseline (2019) for comparison using engineering calculations that lead to ordinary adjustments (e.g., due to changes in climate conditions, etc.) and extraordinary adjustments (e.g., due to changes in operating hours, technological equipment, number of employees, etc.). The use of the M&V Plan certified by Tor Vergata University of Rome, allowed a reduction in project-related consumption of 6,018 MWh) to be recorded for 2024, compared to the 2019 baseline.

During 2024, the network energy management platform (EMP) was consolidated, resulting in significant electricity

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savings through the implementation of the real-time monitoring programme of energy consumption and environmental parameters, already installed at more than 1,200 branches. Through Artificial Intelligence and machine learning systems, the platform monitors the correlation of environmental parameters with the operating set-points of the air-conditioning systems and predictive maintenance of the Heating, Ventilation and Air Conditioning (HVAC) systems. The platform is active in branches throughout the country.

2024 also saw the continuation of actions to limit energy consumption through accurate monitoring of climate conditions using defined instruments, then taking action to adjust climatic systems accordingly. This was in line with the energy saving indications in the “National plan to reduce natural gas consumption”, pursuant to Italian Decree no. 383 of 6 October 2022, even if no longer valid.

The Group joined the two energy saving initiatives in 2024: on 16 February, it joined Italy’s initiative “M’illumino di meno” (Using less light) and on 18 February the International Energy Saving Day. On these two occasions, most of the illuminated signage was turned off and night lighting was minimised in the registered office at Piazza Salimbeni 3, Siena.

Climate change actions in relation to the downstream value chain

The Group has identified specific actions aimed at managing negative impacts on climate change mitigation consistent with the objectives of its Transition Plan, for details of which see the section “Transition Plan for Climate Change Mitigation”. These actions take the form of defining strategic actions differentiated by sector of economic activity, emission intensity and exposure to climate risks, exclusionary and/or more restrictive guidelines for certain sectors and economic activities, credit strategies and processes and standards aimed at assessing the client’s ESG profile and directing the provision of credit, and offering credit products and advisory services aimed at encouraging the transition of counterparties and the underwriting of nationally planned climate and environmentally friendly measures.

Strategic Actions differentiated by sector

The Group has divided its business sectors, based on indicators assessing aspects of emission intensity, exposure to climate risk, and available technologies on climate change and impact on the Group’s emission profile, into three clusters: priority sectors with high emission intensity (Oil and Gas; Electricity Production and Distribution, Iron and Steel, Cement and Aluminum), non-priority sectors with high emission intensity (Real Estate, Transportation, Automotive, and Agriculture) and high climate impact (Chemicals), and other sectors. For the first two clusters, it has defined intermediate decarbonization targets to 2030, consistent with NZBA guidelines, the availability of climate scenarios and the ‘portfolio approach, and specific directions in credit and trade policies to be achieved with delivery through the ESG products and services made available. On the other hand, for the third cluster, characterized by lower transition risk and lower emission intensity, it has defined cross-cutting strategic actions according to a per-counterparty approach that, based on the ESG profile, can take advantage of the Group’s commercial ESG offering.

Guidelines and/or exclusion criteria:

The Group, in addition to the strategic actions differentiated by sectors, has also introduced restrictive exclusion criteria for certain sectors, due to their high impact on the environment and inconsistency with national and European climate action plans, in order to minimize exposure to projects and counterparts that could undermine climate and environmental objectives. The exclusion criteria apply particularly to sectors related to coal mining, coal-intensive power generation and distribution, and the oil and gas industry with respect to the establishment of new unconventional oil and gas production sites. These criteria are governed by the Sustainability and ESG Guideline, also published on the Group’s corporate website, and summarized below.

●	Coal Extraction: Consistent with the Paris Agreement and the National Integrated Energy and Climate Plan (NIPEC), the Group excludes any new exposure to companies operating in the coal mining sector, in line with the target for phase-out by 2025. The main measures taken are:

-	Exclusion of new funding for the exploration and creation of new coal mines;

-	Exclusion of funding for the development or expansion of existing coal mines;

-	No renewal of existing active exposures at natural maturity, leading to the complete phase-out of the sector.

However, the Group could grant funding for projects for the redevelopment and reclamation of mining sites, provided that the environmental objectives and benefits are clearly assessed and documented through specific due diligence.

●	Production, Marketing and Distribution of Electricity (Power Generation): Energy production represents an opportunity from a Net-Zero perspective, in view of the growing importance of renewable energies. It should be noted that the power generation sector is considered to be highly emission-intensive, due to the predominant use of fossil fuels and high greenhouse gas emissions, and in this regard subject to regulations and rapidly developing technologies.

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In this context, the decarbonisation levers defined by the Group include financial solutions designed to promote the use of renewable energies with the aim of leading its customers on paths of improvement in emissions and confirming the Net-Zero path undertaken.

If the Group identifies, despite the efforts and activities aimed at the conversion and transition of counterparties, specific situations in which there are critical elements that may significantly limit the path of emission reductions in a structural manner, were defined criteria for counterparties who plan to expand coal-fired power generation capacity, who intend to build new coal-fired power plants, or who produce more than 30% of their power from coal without a transition plan consistent with the goals of the Paris Agreement, or who do not have transition plans to increase the share of renewable energy to at least 40% of production by 2030.

●	Oil & Gas: The oil and gas sector causes significant impacts in terms of environmental pollution and greenhouse gas emissions; Nevertheless, there is a blanket commitment by companies operating in this field to reduce emissions. This sector is characterised by strong investment trends and overall policies of the major players that are implementing progressive strategies aimed at reconversion towards technologies with lower climate impact and based on the exploitation of fewer GHG-intensive resources.

In this context, the Group offers financial solutions, such as Sustainability-linked loans and Green Bonds, and consultancy to facilitate the transition of counterparties to low-carbon technologies.

If the Group identifies, despite the efforts and activities aimed at the conversion and transition of counterparties, specific situations in which there are critical elements that may significantly limit the path of emission reductions in a structural manner, specific actions have been defined to reduce the Group’s exposures.

In particular, exclusion criteria are identified for the financing of counterparts and projects aimed at the construction, expansion or expansion of unconventional oil and gas exploration and production sites such as fracking, tar sands, extraction in the Arctic region, in the “Amazon Sacred Headwaters” area, and in ultra-deep waters. These exclusion criteria also apply to companies that generate more than 20% of their revenues from activities related to the extraction or transportation of unconventional oil and gas, or that undertake activities related to new oil exploration and the construction of new oil infrastructure (consistent with the COP-28 agreement in Dubai (2023). For further information regarding the actions taken to contain emission levels concerning the downstream value chain, refer to the section Decarbonization levers and key actions for reducing indirect emission related to the loan portfolio in this chapter.

ESG strategies, processes and credit standards

Since 2022, the Group has introduced an additional assessment element called the “ESG outlook” for the purpose of defining its credit strategies, which are divided into three levels: ordinary strategy, ESG guidelines, and specific strategic guidelines. The ESG Outlook summarizes the sectoral alignment to climate transition (indicator of exposure to transition climate risk) and the ESG profile of the counterparty (ESG score), defined on the basis of the ESG questionnaire. Counterparties with Negative ESG Outlook are expected to adopt conservative assumptions in the business plan assessment (sensitivity add-on) and provide financing aimed at improving the client’s emission profile. The ESG Outlook, in combination with the standard strategy, determines the overall measure of stress to be applied to a business plan.

The ESG questionnaire makes it possible to collect information on the individual Client’s ESG profile in a timely manner and, in addition to enriching the Bank’s information assets, helps to optimally define the ESG profile and manage the Client’s risk profile. It is integrated into the Group’s operating system, although it is constantly evolving, as it integrates the analysis of the client’s ESG profile, with exposure to transition risk and physical counterparty risk.

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Green product and service offerings

Financing products

The Group has actively contributed to activately supporting its customers in the transition towards more sustainable economic models by developing and promoting financial products that comply with sustainability and green criteria. The Group’s Sustainability and ESG Directive sets out the Group’s ESG business offering, which includes different types of loans, financing and credit lines aimed at encouraging greener and socially responsible corporate and individual practices. The design of these products is consistent with the main guidelines on the subject: Loan Market Association’s (LMA) “Green and Sustainable Lending Glossary of Terms” and EU Taxonomy. These products are divided into three main categories, which differ in their purpose, requirements and reporting methodology:

●	Sustainability Linked Loan (SLL): Generic financing that rewards companies for achieving predetermined sustainability targets. These loans are linked to specific ESG KPIs that incentivise the sustainable performance of counterparties, including KPIs related to climate change mitigation issues;

●	Green Loan: Loans aimed at financing projects with positive impacts on the environment and/or society. These loans can be used for projects supporting the green transition, such as increasing the production and use of renewable energy, sustainable mobility and sustainable agriculture;

●	Taxonomy Aligned Loans: A type of Green Loan that meets the requirements of the European Environmental Taxonomy, which provides a framework for determining whether a project is sustainable according to EU environmental criteria.

During 2024, the Group disbursed about EUR 904.5 mln in green finance, of which EUR 424.5 mln was Sustainability Linked Loan and about EUR 480 mln green loans.

Measures to support SMEs

Nuova Sabatini measure - Operating assets ceiling - access to credit for investments

In order to support access to the facilitating measures, provided at national level, in favour of companies engaged in investment programmes in capital goods with a low environmental impact, the Group adheres to the Capital Goods Measure (“Nuova Sabatini”) that from 1 January 2023 introduced the new type of contribution known as “Green” designed to support low environmental impact investment in programmes to improve the environmental sustainability of products and production processes.

The facilitation offered by the Group is structured as follows:

●	the Group grants SMEs a bank loan or finance lease, with recourse as appropriate to specific funds made available by Cassa Depositi e Prestiti S.p.A. as part of the ABI-CDP-MIMIT Agreement (so-called Capital Goods ceiling);

●	the loan must be for an amount between EUR 20,000 and EUR 4,000,000 with a maximum 5-year term, and can be backed by the “SME Guarantee Fund” for up to 80% of the total amount of the loan;

●	agreed by the MIMIT as an operating grant commensurate with the interest on the loan. This grant is equal to the total interest calculated, as normal, on a 5-year loan for an amount corresponding to the investment, at an annual interest rate of:

-	2.75% for ordinary investments;

-	3.575% for 4.0 investments;

-	3.575% for green investments.

During 2024, a total of around EUR 47.5 mln was disbursed for this measure, of which EUR 30 mln for 4.0 investments and EUR 3.2 mln for green investments.

SACE Green New Deal

Since 2022, the Group has entered into the Green New Deal agreement with SACE, the Italian Export Credit Agency that has been supporting Italian companies in export and internationalisation projects for over forty years. Under the Green New Deal, it issues public guarantees for green projects to give a new impetus to the country’s sustainability. The Group has disbursed EUR 232.8 mln since 2022, of which EUR 40.4 mln in 2024.

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Green bonds

The Group also support large corporate clients in the structuring and placement of green bonds for institutional investors. complying with international standards and the ICMA Sustainable Finance Guidelines and the EU Taxonomy of Sustainable Finance. The bonds issued are intended to finance or refinance projects with green or social purposes, or to finance activities that achieve specific sustainable KPIs. During 2024, in coordination with other banks, it supported the placement of EUR 500 mln of green bonds.

UCITS funds and asset management

In the course of the year, more than 130 new UCITs were issued in accordance with the ESG classification provided for in Articles 8 and 9 of the SFDR (Sustainable Finance Disclosure Regulation), and at the end of the year about 74% of the number of funds in the product catalogue were consistent with Articles 8 and 9 SFDR. In addition, the Group had 40% of ESG funds at the end of 2024 compared to total funds placed (stock data) of approximately EUR 10 bn, consistent with the business plan target of maintaining at least 40% over the period 2024-2028.

With regard to ESG asset management investments, of which the Group is a producer, in order to respond in an increasingly consistent and precise manner to regulatory dictates, on the one hand, and to any preferences expressed by customers, on the other, the Group has initiated the development of rules dedicated to assessing the ESG characteristics of the individual UCITS products included in the asset management schemes: In this context, on 2 January 2024, four Asset Management lines were modified and developed with an ESG perspective, adopting strategies that aim to enhance ESG investment and changing the benchmark. This was followed in June 2024 by the launch of a further six ETF fund lines and two ESG bond lines (four dedicated to Retail customers and four dedicated to Premium customers).

Insurance products

In 2024, the offering of insured products was expanded with the launch of a new multi-branch investment policy called InvestiSemplice with a single premium or recurring premiums whose benefits are directly linked to a segregated management and the performance of a selection of funds investing in responsible and sustainable companies.

In the area of protection products dedicated to companies, the Group has introduced new insurance coverage of “catastrophic risks” (CAT Guarantee) was provided, in response to companies’ obligation to take out compulsory insurance against natural catastrophic risks as provided for by the 2024 Budget Law, to support their commitment to mitigate the negative impact of climate change adaptation.

Objectives

Climate change targets on own operations

Since 2012, the Group has embarked on a journey to reduce its own emissions in order to limit its negative impact on climate change and has identified, with an evidence-based approach, progressive targets to reduce direct and indirect emissions from its operations, initially setting a target to reduce Scope 1 emissions by 60 percent by 2026 compared to 2017 and to adopt 100%39 electricity from renewable sources, and subsequently to pursue Net Zero Operation (Scope 1 and Scope 2 market based) on its own operations by 2030. The Group has therefore taken concrete measures, implementing initiatives to improve the energy efficiency of its facilities, to reduce the use of fossil fuels, progressively supporting the shift from the use of diesel to less polluting fuels such as gas and petrol, and to encourage the use of renewable energy sources. On this path, the Group set the year 2017 as a baseline for both the determination of its objectives and the monitoring of results, achieving the results described below:

●	direct Scope 1 emissions: about 75% reduction towards the 2017 baseline exceeding the target of 60% reduction by 2026 set in its business plan. This reduction is partly related to the 48% reduction in overall fossil fuel consumption towards 2017, and partly to the gradual shift away from oil use in favour of gas and petrol. In addition, the Group uses the purchase of carbon credits as an additional Scope 1 hard-to-abate emission reduction action, offsetting about 69% of the emissions from the use of natural gas in 2024. It should therefore be noted that the reduction target described above includes the benefit from the use of carbon credits;

●	indirect emissions from Scope 2 market-based energy use: during 2024, the Group achieved the target of 100% renewable electricity use for the Group’s scope of consolidation envisaged when the target was set[40], zeroing out Scope 2 market-based emissions related to energy use. The Group has taken initiatives to reduce total energy consumption and implemented energy efficiency initiatives showing a 35% reduction in energy consumption compared to 2017 and a scope 2 - location based reduction of 36%;

39	The Group has set the target of using energy from renewable sources at 100% in the 2022-2026 Business Plan with reference to the Group’s entire scope of consolidation excluding MPS Banque.
40	The Group has set the target of using energy from renewable sources at 100% in the 2022-2026 Business Plan with reference to the Group’s entire scope of consolidation excluding MPS Banque.

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●	direct and indirect Scope 1 and Scope 2 market-based emissions: In reviewing its targets during 2024, the Group further strengthened its climate change commitments by setting a target in its 2024-2028 business plan to achieve net zero Scope 1 and Scope 2 market-based emissions related to its business by 2030. As at 31 December 2024, the Group showed a 15% reduction in Scope 1 and 2 emissions, delivering on its commitment to achieve a year-on-year reduction on 2023.

These achievements are also the result of the adoption of robust environmental policies implementing an environmental management system conforming to ISO 14001, with certification awarded from 2003 and confirmed in subsequent years through the continuous improvement of environmental management practices and the ongoing commitment to energy management, supervised by a qualified Energy Manager, a position introduced by 2009. For more details on the policies adopted regarding climate change management, please refer to the dedicated section in this chapter.

The identification of objectives takes into account the factors analysed as a result of the policies adopted, including assessments associated with stakeholder opinions.

Climate change targets in relation to the downstream value chain

The Group has embarked on a path to contribute to the goals of the Paris Agreement by aligning its financial activities with the trajectory of limiting global warming to 1.5°C. In line with its commitment as a member of the Net Zero Banking Alliance (NZBA), it has set interim decarbonization targets in terms of financed emissions to 2030 for exposures to non-financial companies in the most emissions-intensive priority sectors (so-called NZBA Targets), shown in the table below: Oil & Gas (Oil & Gas); Electricity Generation (Power Generation); Iron & Steel (Iron & Steel); Coal mining (Coal); Cement (Cement); and Aluminum (Aluminum), with an approach based on scientific data and credible climate scenarios, defining different baseli-nes. Targets on the Cement and Aluminum sector were defined during 2024 and reported in February 2025, and monitoring of them is planned, consistent with NZBA guidelines, from the end of 2025. With reference to the Coal sector, the target has been defined in terms of financial exposure.

The definition of the NZBA targets and management targets took place in two separate phases:

●	the first completed in August 2023 with the release of the funded emission reduction targets, cd NZBA targets, on the first emission-intensive sectors (oil and gas; power generation and distribution; iron and steel) and the phase-out target from the coal sector,

●	the second, concluded in February 2025 with the reporting of intermediate targets to 2030 of funded emission reductions, cd NZBA targets, on the other two priority emission-intensive sectors (cement and aluminum) and intermediate management targets to 2030 of funded emission reductions, on the remaining non-priority emission-intensive sectors. Monitoring of the NZBA target is reported consistent with NZBA guidelines. Management targets are subject to internal monitoring.

and consisted of the following steps:

●	analysis of the Group’s portfolio of exposures to non-financial companies (including bonds and equity) and definition of the baseline: a careful analysis was conducted of the emissive profile of counterparties for each sector of economic activity, the availability and quality of data on the emissive profile of counterparties, and the maturity characteristics, and therefore the levers that can be activated, of the sectors themselves with respect to the ecological transition. Next, the boundary was identified in terms of NACE codes to be included in the sector, including companies operating in the upstream and downstream sectors, and in terms of scope, opting to include scope 3 only for certain sectors of economic activity, and finally the baseline was defined. For this analysis, data, provided by an external provider, of the issuance profile of all counterparties in the financing perimeter (including bonds and equity) to non-financial companies, for the totality of sectors were used consistently with NZBA guidelines. Following considerations of sector characteristics and sector weight relative to the Group’s total emissive profile, emission-intensive sectors were identified and divided, between priority and non-priority;

●	Climate scenarios and definition of alignment paths to Net Zero: definition of emission trajectories based on climate scenarios for all emission-intensive sectors and identification of the target. Specifically:

-	for the Oil & Gas, Power Generation and Iron & Steel sectors, Net Zero 2050 scenarios published by NGFS (Network for Greening the Financial System) with baseline 2022 were used;

-	for the Cement and Aluminum sectors, the IEA NZE2050 scenarios with baseline 2023 were used.

2024 ANNUAL REPORT - Sustainability Reporting

Emission-intensive priority sectors with NZBA Target

The table below shows the details of the NZBA targets, their baselines, and the progress shown at the end of 2024.

	Oil and Gas Sector (Oil&Gas)	Power Gen Sector	Iron and Steel Sector (Iron & Steel)	Coal Sector (Carbon mining)	Cement Sector (Cement)	Aluminium Sector
Sectoral perimeter	Companies operating in the sectors Upstream: B06 - B09 Core: C19 - C20 Downstream: D35	Companies operating in the sectors Upstream: C33 Core: D35 Downstream: F43	Companies operating in the sectors Upstream: G46 Core: C24 Downstream: C25	Companies operating in the sectors Upstream: B05 - B08.92	Companies operating in the sectors Upstream: B08 Core: C23	Companies operating i n the sectors Core: C24
Emissions used	Scope 1, 2, 3	Scope 1, 2	Scope 1, 2	n.a	Scope 1, 2	Scope 1, 2
Methodology used	PCAF	PCAF	PCAF	n.a	PCAF	PCAF
PCAF Asset Class	Business Loans and unlisted equity	Business Loans and unlisted equity	Business Loans and unlisted equity	n.a	Business Loans and unlisted equity	Business Loans and unlisted equity
PCAF Data Quality*	Score 2	Score 2	Score 2	n.a	Score 2	Score 2
Metrics	Financed Emissions	Financed Emissions	Financed Emissions	Financial Exposure (EUR mln)	Financed Emissions	Financed Emissions
Data sources	Financial data - internal Emissions - external supplier	Financial data - internal Emissions - external supplier	Financial data - internal Emissions - external supplier	Financial data - internal	Financial data - internal Emissions - external supplier	Financial data - internal Emissions - external supplier
Type of financial data used	Gross carrying amount - Corporate credit portfolio	Gross carrying amount - Corporate credit portfolio	Gross carrying amount (GCA) -Corporate credit portfolio	Gross carrying amount - Corporate credit portfolio	Gross carrying amount - Corporate credit portfolio	Gross carrying amount - Corporate credit portfolio
Scenario used	NGFS NET ZERO 2050	NGFS NZE	NGFS NZE	n.a	IEA NZE2050	IEA NZE2050
Baseline	th 657 tCO2e (31.12.2022)	th 196 tCO2e (31.12.2022)	th 1,067 tCO2e (31.12.2022)	0 euro mln (31.12.2022)	th 466 tCO2e (31.12.2023)	th 109 tCO2e (31.12.2023)
Data as at 31 December 2024	(+264% vs baseline 2022	(73% vs baseline 2022)	(-69% vs baseline 2022	0 euro mln	-	-
TARGET 2030	th 391 tCO2e (-40.0%)	th 45 tCO2e (-77.0%)	th 762 tCO2e (-29.0%)	0 euro mln	th 349 tCO2e (-23.6%)	th 99 tCO2e (-9.1%)

In July 2024, consistent with NZBA guidelines, the first monitoring report and transition plan related to the emission reduction targets financed on the first priority emission-intensive sectors (oil and gas; power generation and distribution; iron and steel) and the phase-out target from the coal sector was published.

In particular, with reference to the achievement of the NZBA objectives, the three NZBA priority sectors (Oil & Gas; Power Gen; Iron & Steel), for which the target for the reduction of financed emissions has already been communicated, show a path of reduction of the same towards the 2022 baseline with the exception of the Oil & Gas sector which instead shows a significant increase in financed emissions compared to the baseline of +264% vs a 2030 reduction target of -40%. The positive trend of the Power Gen and Iron & Steel sectors is determined by the increase in exposures to counterparties that show lower emission intensity, thanks to the increase in the share of renewable energy in their production mix and the financing of counterparties with lower emission intensity.

The trend highlighted by the Oil & Gas sector, consistent with the NZBA approach, was partly influenced by the volatility of the metric adopted to estimate the emission profile of the counterparties, based mainly on estimate data and linked to economic variables strongly influenced by inflation dynamics, as well as to a progressive improvement in the quality of the data relating to the emission profile of the counterparties. In this sector, the Group has identified mitigation actions to be implemented over the following years in order to achieve the 2030 emissions reduction target, which include the integration of the tools adopted to assess the customer with information relating to the emission profile, exposure to transition risk and specific levers that can be activated in order to identify financing solutions to support and accelerate the transition.

In support of the entire decarbonisation strategy towards these sectors, the Group introduced new transition guidelines at the beginning of 2024 and the exclusion of financing towards activities related to unconventional Oil & Gas or new deposits. At the same time, an active dialogue was started with high emission intensity counterparties, with the aim of supporting their transition through financing linked to emissions reduction KPIs and the development of renewable energy and activated close monitoring of exposures towards this sector. In line with the NZBA guidelines, the targets will be reviewed at least every five years, or sooner if necessary, in line with the evolution of the database or the scenarios adopted, ensuring adequacy with respect to scientific and regulatory developments. The Group will continue to monitor emission performance and promote significant investments towards clean energy and innovative solutions for the transition.

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In order to achieve its strategy and NZBA decarbonisation objectives and to support the broader sustainable transition of its customers, the Group has set itself the following objectives:

●	7.6% of green loans on total financing to NZBA sectors (in terms of stock) by 2028, to support the transition to a net zero emissions economy of customers in high emission intensity sectors through the provision of green finance;

●	30% of ESG volumes disbursed compared to total annual volumes disbursed by 2028 to support the broader transition to a sustainable and net zero emissions economy. At the end of 2024, the Group highlights 18% of financing disbursed with ESG purposes compared to total annual volumes disbursed, for a total of EUR 1,858 mln, of which EUR 904 million with green purposes and EUR 954 mln with social purposes;

●	25% of Green and Social Bonds issued on total issues in the period 2024-2028: during 2024 the Group issued social bonds for EUR 750 mln, equal to 25% of total issues.

The identification of the objectives takes into account the factors analyzed as a result of the policies adopted, including the assessments associated with the opinions of stakeholders.

Climate change targets in relation to the upstream value chain

The Group has not, to date, defined specific targets to manage climate change with reference to the upstream value chain.

However, the effectiveness of the policies and actions adopted in this regard is ensured through the monitoring of specific indicators in order to ensure supply chain management aimed at respecting the principles of environmental sustainability. In this sense, the verification, in the years following those of the first contractualisation, of the existence of the requisites for registration in the Group’s Supplier Register, as well as the controls carried out by the Control and Audit functions, guarantee the effectiveness of the policies and actions undertaken by the Group. During 2024, 100% of the new suppliers (114 in total) were assessed according to environmental criteria, in accordance with international standards.

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Metrics

Energy consumption and mix

Energy consumption and mix	2024
1) Consumption of fuel from coal and coal products (MWh)	-
2) Fuel consumption from crude oil and petroleum products (MWh)	7.007
3) Fuel consumption from natural gas (MWh)	29,747
4) Fuel consumption from other non-renewable sources (MWh)	-
5) Consumption of electricity, heat, steam and cooling from fossil sources, purchased or acquired (MWh)	1,211
6) Total energy consumption from fossil sources (MWh) (sum of rows 1 to 5)	37,966
Share of fossil sources in total energy consumption (%)	28.04%
7) Consumption from nuclear sources (MWh)	506
Share of nuclear sources in total energy consumption (%)	0,4%
8) Fuel consumption for renewable sources, including biomass (also includes industrial and municipal waste of biological origin, biogas, renewable hydrogen, etc.) (MWh)	-
9) Consumption of electricity, heat, steam and cooling from renewable sources, purchased or acquired (MWh)	96,144
10) Consumption of self-produced renewable energy without fuel (MWh)	707
11) Total energy consumption from renewable sources (MWh) (sum of rows 8 to 10)	96,851
Share of renewable sources in total energy consumption (%)	71.58%
Total energy consumption (MWh) (sum of rows 6, 7 and 11)	135,322

Data on energy consumption at the end of 2024 were collected from each Group company for each building included in the scope of consolidation. In addition to the ordinary consumption of natural gas and electricity, the data also include the fuel consumption of the instrumental and fringe benefit cars (appropriately weighted) used by the Group’s employees, as well as the diesel used for heating purposes. The data reported refer to energy consumption in MWh related to its own operations and were expressed from the documentation made available by the suppliers of the individual services reported (reports, invoices, etc.).

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Energy intensity based on net revenues

	2024	PARENT COMPANY MONTE DEI PASCHI DI SIENA S.P.A.	WIDIBA WISE DIALOG BANK SPA	MONTE PASCHI FIDUCIARIA S.P.A.	MPS TENIMENTI POGGIO BONELLI E CHIGI SARACINI SOCIETÀ AGRICOLA SPA	MAGAZZINI GENERALI FIDUCIARI DI MANTOVA SOCIETÀ PER AZIONI	MPS BANQUE
Renewable Electricity with Guarantee of Origin or other Certification [MWh]	95,734	92,513	2,170	-	163	888	-
Total Electricity	97,234	92,736	2,170	-	203	1,406	719
% Renewable Electricity with Guarantee of Origin or other Certification [MWh]	98%	100%	100%		80%	63%	0%

	2024	PARENT COMPANY MONTE DEI PASCHI DI SIENA S.P.A.	WIDIBA WISE DIALOG BANK SPA	MONTE PASCHI FIDUCIARIA S.P.A.	MPS TENIMENTI POGGIO BONELLI E CHIGI SARACINI SOCIETÀ AGRICOLA SPA	MAGAZZINI GENERALI FIDUCIARI DI MANTOVA SOCIETÀ PER AZIONI	MPS BANQUE
Renewable electricity with Guarantee of Origin or other certification or self-generated without fuel [MWh]	96,441	92,662	2,170	-	203	1,406	-
Total Electricity	97,234	92,736	2,170	-	203	1,406	719
% of renewable electricity with Guarantee of Origin or other certification or self-generated without fuel [MWh]	99%	100%	100%		100%	100%	0%

Energy intensity based on net revenues

Energy intensity versus net revenue	2024
Total energy consumption of activities in high climate impact sectors compared to net revenues from these activities (MWh/Mgl euro)	56,80%

The possible inclusion of the Group’s activities among the high-impact sectors was carried out by verifying the correspondence of the ATECO/NACE sectors of the Parent Company and its subsidiaries to the sectors listed in Annex I, Sections A to H and L of Regulation 1893/2006. The analysis led the following subsidiaries to be classified as high-impact companies: MPS Tenimenti, MPS Magazzini Fiduciari Mantova and the two subsidiaries of MPS Banque: Monte Paschi Conseil France Société par Actions Simplifiée and Immobiliere Victor Hugo s.c.i. More specifically:

●	MPS Tenimenti - Grape Growing (Nace: 01.21);

●	MPS Magazzini Fiduciari Mantova - Warehousing and Storage (52.10);

●	Monte Paschi Conseil France Société par Actions Simplifiée - Real estate brokerage agencies (68.31);

●	Immobiliere Victor Hugo s.c.i. - Management of real estate for third parties (68.32).

2024 ANNUAL REPORT - Sustainability Reporting

Reconciliation of net revenues from activities in high climate-impact sectors

Below is a reconciliation of the net revenues from activities in high climate-impact sectors used to calculate the energy intensity rate with the relevant disclosure in the Consolidated Financial Statements:

euro thousands	2024
Net revenues from activities in high climate impact sectors used to calculate energy intensity	5,709
Net revenue (companies not operating in high-impact sectors)	6,917,319
Net revenue non-current assets held for sale and disposal groups (balance sheet)	50,042
Total net revenue (balance sheet)	6,872,986

The Group obtained revenues for activities in high-impact sectors from the following line items:

●	Line item 10: Interest income and similar revenues;

●	Line item 40: Fee and commission income;

●	Line item 70: Dividends and similar income;

●	Line item 80: Net profit (loss) from trading;

●	Line item 90: Net profit (loss) from hedging;

●	Line item 100: Gains (losses) on disposal/repurchase;

●	Line item 110: Net profit (loss) from other financial assets and liabilities measured at fair value through profit and loss;

●	Line item 230: Other operating income/expenses (positive components only);

●	Line item 250: Gains/Losses on equity investments (only positive components);

●	Line item 280: Gains/losses on disposal of investments (positive components only).

Gross Scope 1, 2, 3 Greenhouse Gas Emissions (GHG)

In relation to the Group’s own emissions, compared to the data reported in previous years, the Group has expanded the reporting perimeter by bringing it in line with CSRD requirements and thus aligning it with financial reporting. In addition, the collection of data on energy consumption was extended further. Finally, it should be noted that Scope 3 emissions reporting has been extended by increasing the emission reporting categories.

For the calculation of own issues, taking into account that the Group’s reporting period is aligned with the entities in the value chain, there were no significant events or changes occurring between the reporting date of the entities included in the value chain of the MPS Group and the reporting date and this Sustainability Report.

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For the 2030 Net Zero targets, progress is reported in the “NZBA Target Setting Methodology and Monitoring” section.

Total GHG emissions disaggregated by Scope 1 and Scope 2 and by Scope 3 significant category	2024
Scope 1 GHG emissions
Gross Scope 1 emissions (tCO2eq)	9,341
Percentage of Scope 1 GHG emissions covered by regulated emissions trading schemes (%)	-
Scope 2 GHG emissions
Gross location-based Scope 2 GHG emission (tCO2eq)	29,924
Gross market-based Scope 2 GHG emissions (tCO2eq)	244
Significant Scope 3 GHG emissions
Total gross indirect GHG emissions (Scope 3) (tCO2eq)	20,398,726
1. Goods and services purchased	72,258
2. Operating assets	5,523
3. Fuel and energy-related activities (not included in Scope 1 or 2)	3,274
4. Upstream transport and distribution	11
5. Waste generated during operations	6
6. Business travel	749
7. Employee commuting	-
8. Upstream leased assets	-
9. Downstream transport	11
10. Processing of products sold	-
11. Use of products sold	-
12. End-of-life treatment of products sold	-
13. Downstream leased assets	3,129
14. Franchising	-
15. Investment	20,313,765
Total GHG emissions
Total GHG emissions (location-based) (tCO2eq)	20,437,991
Total GHG emissions (market-based) (tCO2eq)	20,408,311

Please note that for the purposes of calculating Scope 3 emissions, estimates of 99.98% were used.

The Group remains committed, in line with the 2024-2028 Business Plan targets, to using approximately 100% energy from renewable sources, for utilities registered in the Group’s name, through the purchase of guarantees of origin. Compared to total electricity consumption, the share of renewable electricity certified through guarantees of origin for 2024 is 98.5%.

As at 31 December 2024, the Group had no biogenic CO2 emissions deriving from the combustion or biodegradation of the biomass for Scope 1, Scope 2 or Scope 3.

2024 ANNUAL REPORT - Sustainability Reporting

Methodology for calculating direct and indirect own emissions (Scope 1 and 2) and Scope 3 indirect emissions

Scope 1 and Scope 2

For the purpose of calculating direct Scope 1 and indirect Scope 2 emissions for 2024, conversion factors from the “ABI Lab Guidelines” (December 2024 version) were used. The gases included in the calculation - and specified in the Guidelines - are CO2, CH4, N2O. In addition, for the purpose of calculating CO2 equivalent emissions, the emission factors contained in the ISPRA document “Italian Greenhouse Gas Inventory 1990 - 2022 - National Inventory Report 2024” were used, while for CH4 and N2O, the Global Warming Potential (GWP) was used, as reported in the IPCC report “Climate Change 2021: The Physical Science Basis”, as indicated by ABI in the document “ABI Lab Guidelines” (version December 2024). Note that for cars for personal and business use, the value is equivalent to the total litres consumed multiplied by a coefficient of 0.70 (% of company use of fringe benefit cars).

To calculate indirect Scope 2 emissions, consistent with the Location-Based methodology, the contribution of the average emission factors of the distribution network used by the organisation was considered. Therefore, the total amount of electricity purchased, from renewable and non-renewable sources, is considered in the calculation of emissions. To calculate indirect Scope 2 emissions, in accordance with the Market-based methodology, related to its own electricity consumption, the contribution of specific emission factors related to the contractual forms used for purchasing adopted by the organisation was considered. In this case, the amount of electricity covered by the guarantee of origin will have an emission factor of 0.

To calculate direct Scope 1 and indirect Scope 2 emissions of the subsidiary MPS Banque, the methodology set out in the ADEME Guide was used, based on the data for the 3 scopes collected annually by the Bank’s Functions in charge of this matter and applying an emission factor to each element of the data collected to determine the value of greenhouse gas (GHG) emissions

Scope 3

In calculating the Group’s indirect Scope 3 emissions, all companies in the consolidated scope are taken into account and the following categories are included (GHG Protocol).

The following table details the Scope 3 Categories included in the calculation, the methodologies used for each category and the conversion factors used:

Categories included	Calculation methodology	Conversion factor
Category 1 Purchased goods and services	The spend-based methodology was used, using the EEIO coefficients per NACE code as a conversion factor. For this purpose, suppliers were grouped according to their NACE code (source: internal database and Chamber of Commerce records) and the amounts invoiced to the Group.	EEIO coefficients
Category 2 Capital goods	The spend-based method was adopted using the amounts of the capital goods purchased and entered in the asset book in 2024. The goods purchased were allocated by type to an NACE business segment, with EEIO coefficients then applied.	EEIO coefficients
Category 3 Fuel and energy-related activities (not included in Scope 1 or 2)	Data collected at Group level for direct and indirect consumption were used and multiplied by the DEFRA emission factor. Consumption attributable to apartment block utilities. Starting from the economic data of reimbursements made to apartment blocks and related to utilities, the consumption of apartment block systems was estimated, using the average costs of commodities at national level.	The offsetting coefficients used to obtain Scope 3 emissions are taken from the Department for Environment, Food & Rural Affairs (DEFRA 2024).
Category 4 Transport and upstream distribution	The figure reported relates only to MPS Tenimenti, as it was not possible to retrieve data on the transport costs of goods purchased for the Group. For this reason, the transport costs were included in category 1 data.	EEIO coefficients
Category 5 Waste	The data collected at Group level for waste and its disposal methods were used and multiplied by the DEFRA factor.	The offsetting coefficients used to obtain Scope 3 emissions are taken from the Department for Environment, Food & Rural Affairs (DEFRA 2024)
Category 6 Business travel	The mileage of the Group’s vehicles (in km and a distinction in the type of vehicle motorisation) and the rail and air transport of staff (depending on the route concerned) were taken into account	The offsetting coefficients used to obtain Scope 3 emissions are taken from the Department for Environment, Food & Rural Affairs (DEFRA 2024)
Category 9 Downstream transport	Only for subsidiaries MPS Tenimenti and MPS Banque	EEIO coefficients

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Categories included	Calculation methodology	Conversion factor
Category 13 Downstream leased assets

Property owned and leased to third parties Consumption of real estate owned by the Group and leased to third parties. Reporting is based on estimates that take into account the surface area, climate zone and characteristic activity of the lessor The Group owns leased properties that fall into four categories that can be differentiated by type of use (tertiary use, garage/warehouse use, industrial use, residential use). All consumption related to this type of use was considered to be from non-renewable sources.

The four identified categories are characterised by a different consumption and therefore one or more coefficients were identified for each of them by clustering, in order to define specific consumption. The clustering was carried out on the basis of the typical activity of the lessor, the surface area and, for the tertiary sector (most populated cluster) the climate zone. The chosen coefficients and their reference sources are illustrated below:

● Residential housing:

- Electricity: 2700 kWh per year consumption of an average family, assuming average housing of 100m2 for a specific consumption of 27 kWh/m2

https://www.enel.it/it/supporto/faq/consumo-medio-energia-elettrica

- Natural gas: 1400m3 per year consumption of an average family, assuming average housing of 100m2 for a specific consumption of 14 kWh/m2

Gas: substantial stability, -0.2%, for consumption in May - Arera

● Garage/warehouse:

- Electricity: use of the Group’s average specific consumption for buildings with the same use

- Natural gas: n.r.

● Industrial sector (leather processing): consumption data provided directly by users were considered when available; when not available, the specific consumption parameter of users who provided the data was considered to estimate the data.

● Tertiary sector: by analogy, data were deemed to be comparable to the consumption of the banking sector’s operating assets. For both electricity and natural gas, the specific consumption coefficients in the table in the report ‘BANKING SECTOR ENERGY CONSUMPTION BENCHMARKS’ produced by AbiLab during 2022, on actual data for the year 2021 were used.

For natural gas and electricity consumption, conversion factors from the ‘ABI Lab Guidelines’ (December 2024 version) were used, and specifically for electricity the location-based methodology was used.
Category 15 Financed emissions

Financed emissions are calculated by the Partnership for Carbon Accounting Financials (PCAF) Standard, December 2022 edition, in relation to the business loans and unlisted equity asset class with Score 2 option 1b, using the following formula:

financed issues per counterparty = (Gross Carrying Amount of counterparty/total assets of counterparty) * unverified company issues of counterparty.

For details of the calculation methodologies used, please refer to the section on “Scope 3 - Category 15 estimation methodology”.

The Group, while waiting for the consolidation of a common practice in the industry, has considered calculating only emissions on loans to non-financial corporations because, for the other asset categories in its portfolio, it considered the data insignificant. The Group is constantly striving to expand the coverage of the emission profile for other asset categories as well, the quality of the data and estimation approaches used.

The attribution factor calculation considered the counterparty financials, value of the company and credit exposure recorded in the financial statements.

In addition, as at 31 December 2024, the Group had no biogenic CO2 emissions deriving from the combustion or biodegradation of the biomass included in Scope 3 emissions.

The following categories were excluded from the calculation of Scope 3 GHG emissions:

Category 7. Employee commuting: The figure was calculated for the year 2023 but could not be replicated for the year 2024, in addition, the figure was only for locations with more than 100 employees.

●	Category 8. Upstream leased assets - already included in Scope 1

●	Category 10. Processing of products sold: not material for the Group

●	Category 11. Use of sold products not material for the Group

●	Category 12. End-of-life treatment of products sold: not material for the Group

●	Category 14. Franchises which are not material for the Group

2024 ANNUAL REPORT - Sustainability Reporting

Calculation methodology - estimated data focus

Scope 1 and Scope 2 - methodology for estimating consumption

In relation to the scope of reported consumption, details are given of the calculations and estimates made by the Group for the following consumption:

●	consumption attributable to apartment block utilities. Starting from the economic data of reimbursements made to apartment blocks and related to utilities, the consumption of apartment block systems was estimated, using the average costs of commodities at national level;

●	consumption of residual utilities, such as LPG and district heating;

●	consumption of real estate owned by the Group and leased to third parties. Reporting is based on estimates that take into account the surface area, climate zone and characteristic activity of the lessor.

Residual utilities (LPG and district heating)

Some of the Group’s properties use LPG or district heating.

The consumption figures for the two sources were taken from the billing documents, however, these still do not cover the entire year being reported.

Therefore, where the monthly consumption value of some months was not available because it had not yet been billed, it was estimated using the missing month/available month ratio of the natural gas source of Parent Company and Banca WIDIBA.

By way of example, December represents 27% of consumption for the months from January to November: where consumption data for the month of December is not available for a utility, this estimation coefficient was applied to the consumption values recorded up to November in order to obtain the total value for the year.

District heating consumption was considered based on whether from renewable or non-renewable sources depending on the individual source of the buildings’ systems. In particular, consumption from renewable sources was considered to be provided by the following systems:

●	Turin - Corso Siracusa 154/B: energy mix: Renewable

source: primary waste (waste-to-energy)
http://www.comune.torino.it/ambiente/energia/fonti_rinn/integrazione-edificio-impianto.shtml

https://trm.to.it/funzionamento/

●	Ferrara - Via Padova 29/31: energy mix: Renewable

source: primary geothermal hot water
https://heracomm.gruppohera.it/cambiamenti/cultura-della-sostenibilita/ferrara-citta-calda-per-natura

●	Ferrara - Corso della Giovecca 50: energy mix: Renewable

source: primary geothermal hot water
https://heracomm.gruppohera.it/cambiamenti/cultura-della-sostenibilita/ferrara-citta-calda-per-natura

●	Monterotondo Marittimo – Via L. Bardelloni 62: energy mix: Renewable source: primary geothermal steam
https://www.comune.monterotondomarittimo.gr.it/home/servizi/servizio~e28f204c-577c-47d5-a2aa-2f61e3b6574d~. html

●	Pomarance – P.za Sant’Anna 4: energy mix: Renewable

source: primary geothermal steam
https://www.geoenergyservice.it/impianto/

Regarding the last two properties, as billing is on a lump sum basis, no consumption data are available. Therefore, the data were estimated starting from the indoor surface area to which the average Bank value of 51.0324913 MWh/m2 was applied.

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Indirect Scope 3 category 15 emissions - estimation methodology

For the calculation of counterparties’ funded emissions (Scope 1, Scope 2, Scope 3), the absolute emissions data of counterparties are provided by an external provider and are calculated on the basis of the provider’s own proprietary estimation methodology. In general, the counterparty emissions data can be:

●	accurate, e.g. directly reported by the company in publicly available corporate reports (Non-Financial Statements, Sustainability Reports);

●	estimated using the following approach:

Scope 1

The calculation procedure is based on official data from a public source (Eurostat) on emissions intensity, expressed in tonnes of CO2 per € of value added, by NACE code and by EU country. This figure is further refined using, where available, more granular data on emissions by more detailed NACE/ATECO codes (source: Ispra/Register of the Union for the Emissions Trading Scheme). This factor is then benchmarked to revenues through a recalibration procedure that firstly requires calculation of the ratio between value added for the sector provided by Eurostat and the value added for the sector calculated by the external data provider, aggregating separate financial statements by sector and, lastly, applying the ratio between value added and revenues, again at sector level. The resulting figure is then further refined by comparison with a similar indicator calculated on the average data of the sample of businesses operating in the same sector starting from accurate data, when standardised and statistically significant samples are available.

Scope 2

Scope 2 emissions data are estimated using the following figures:

●	Electricity consumption (in MWh) at 2-figure NACE code level (source: Terna);

●	Conversion factor, adopted to convert electricity consumption into CO2 emissions (in tonnes of CO2 eq./GWh) (source: ENEL).

Scope 3

The Scope 3 emissions are estimated using a data provider method, adapted from the Eurostat41 consumption-based account tool that estimates the emissions (total) of the entire chain of a given product, adjusted to take into account emissions associated with intermediate goods (unfinished). From the total emissions, the Scope 3 emissions are then calculated by deducting the Scope 1-2 emissions.

GHG intensity based on net revenues and reconciliation

GHG intensity in relation to net revenue (in euro thousands)	2024
Total GHG emissions (position-based) versus net revenues (tCO2eq)	2,965
Total GHG emissions (market-based) versus net revenues (tCO2eq)	2,961
Reconciliation
Net revenue used to calculate GHG intensity	6,923,029
Net revenue (other)	-
Net revenue non-current assets held for sale and disposal groups (balance sheet)	50,042
Total net revenue (on balance sheet)	6,872,986

41	See the Consumption-based accounting tool; Eurostat [www.Home - Eurostat (europa.eu)]

2024 ANNUAL REPORT - Sustainability Reporting

GHG removals and GHG mitigation projects financed with carbon credits

In 2024, the Group offset emissions for the use of 2 mln Sm3 of natural gas, equal to more than 69% of total natural gas consumption, by purchasing VER (Verified Emission Reduction) Credits for joining the Vishnuprayag Hydro-electric Project (VHEP) by Jaiprakash Power Ventures Ltd. The VHEP project has involved the construction of a hydro-electric power plant to supply energy from renewable sources to the Indian power grid. The Indian grid operates with a mix of hydroelectric, nuclear and fossil fuel power plants. Construction of this system has allowed a reduction in anthropogenic greenhouse gas (GHG) emissions that would have been generated to supply energy to the grid using fossil fuels (over 70% of energy in India’s northern electricity grid is obtained from fossil fuels). The verification standard adopted for the project is VCS (Verified Carbon Standard) by Verra, a global leader, that supports measurable climate action and sustainable development outcomes by driving large-scale investment in activities that reduce emissions, improve livelihoods and protect nature.

Carbon credits written off in the reference year	2024
Total (tCO2eq)	4,064
Share from absorption projects (%)	-
Share from reduction projects (%)	100%
Recognised quality standard 1 (%)	-
Recognised quality standard 3 (%)	-
Share from projects within the EU (%)	-
Share of carbon credits that can be considered matching adjustments (%)	-

Carbon credits expected to be written off in the future	2024
Total (tCO2eq)	-

The Scope 1 emission reduction target published in the 2022-2024 business plan includes support for the purchase of carbon credits to achieve it. Carbon credits are needed to offset the share of hard-to-abate emissions.

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Resource use and circular economy

[ESRS E5]

This section provides, in relation to the management of ‘resource use and circular economy’, a description of the opportunities found to be material from the double materiality analysis. Next, the section outlines the policies and actions taken to manage the issue, to seize material opportunities, and the processes through which the Group monitors the effectiveness of its policies and actions.

Impacts, Risks and Opportunities

The process to map impacts, risks and opportunities with reference to this standard takes into account the specific aspects related to the Group’s operational and commercial activities. In particular, this process includes the analysis of both internal and public documentation (e.g. the Environmental Policy, Decarbonisation Strategies) and the identification of initiatives taken to promote recycling and the use of sustainable materials (e.g. waste management, reduction of paper use, separate waste collection).

On the basis of the analyses performed, the following were material:

•	Opportunities emerged attributable to the Downstream Value Chain, due to the possibility of expanding the offering through the development of products aligned with the needs of counterparties in the area of the reuse of resources connected with products and services (e.g. financing for recycling initiatives/contribution to circular economy systems (with particular reference to output resources)).

The Policies, Actions and Targets defined by the Group are described in the following paragraphs for the material topic.

2024 ANNUAL REPORT - Sustainability Reporting

Policies, Actions and Targets related to resource use and circular economy

Outflows of resources related to products and services

Related to this section are the issues of resource outflows related to products and services with reference to the downstream value chain.

Policies

In line with its strategy, market trends and new European regulations in the area of sustainable finance, the Group is committed to working to support sustainable development through the incremental integration of sustainability principles into strategies and operational processes. In particular, it recognises the importance of sustainable resource management in terms of reducing environmental impact and making optimal use of resources through circular economy processes. In this regard, consistent with its commitment to support its corporate customers’ transition towards a circular economy and efficient use of resources, the Group identifies an opportunity in the pursuit of investment strategies towards long-term sustainable projects and products by offering dedicated credit solutions to companies operating in material recovery and reuse.

The Group’s commitment is reflected in general policies governing the various ongoing and planned initiatives and collaborations to promote the ecological transition. In particular, mention is made of the Group’s Sustainability and ESG Guideline, within which commitments with reference to the impact on the environment and ecosystems and to the circular economy.

In addition, a Credit Policy was approved by the Board of Directors in February 2025, concerning, among other things, investments in companies that support the transition to a circular economy and efficient resource management.

Reference Scope
(e.g. Own
		Operations/Value		Reference
		Chain Upstream		to recognised	Availability
		or Downstream,	Validation	third-party	(institutional
	Description	geographical	of Top	initiatives and/or	site, corporate
Policies	of main contents	scope)	Management	standards	intranet)
Group Policy on Sustainability and ESG	The Policy defines the organisational model adopted by the Group to address the integration of sustainability principles along the three lines of environmental, social and governance (ESG) in the definition of the strategy, business model and corporate policies pursued in the conduct of its business.

	In particular, the document defines the principles, guidelines and relevant sustainability issues that are identified, implemented and monitored in order to respond to all stakeholders. The Policy outlines the Group’s commitment which, In line with its strategy, the market trends in these issues and new European regulations in the area of “Sustainable Finance”, the Group is committed to working to support sustainable development through the incremental integration of sustainability principles into strategies and operational processes. As part of its financing and investing activities, the Group pays particular attention to environmental, social and governance (ESG) factors, directing capital towards long-term sustainable activities, projects and products. In this context, the Group thus operates by paying attention to the impact on the environment and ecosystems, the responsible use of natural resources, the circular economy, pollution prevention and control, the restoration of biodiversity and ecosystems, respect for human rights, fairness and inclusion, fundamental rights on work and standards regarding child labour and forced labour, health and safety, and the adoption of good corporate governance practices.	The Policy is addressed to the Parent Company and all Group Companies.

The Policy is subject to approval by the Board of Directors, following the opinion of the relevant Board Committees and the Executive Committee.

The implementation of the Policy must be notified to the following Structures and Functions of the Parent Company:

- Structure to which the individual company reports;

- Business Owner structure in charge of the process: Chief Financial Officer and Sustainability and ESG Staff;

- Organisation Function.

The Policy, in the area of product development and distribution, is implemented in coherence with:

- Insurance Distribution Directive (hereinafter also ‘IDD’);

- Directive (EU) No. 2016/97;

- EU Delegated Directive 2021/1269 (hereinafter also MiFID 2 ESG).

It is available in the Sustainability section of the Group’s corporate website.

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Actions

The Group recognises the importance of the transition to a circular economy and sustainable resource management to achieve the EU’s climate neutrality goal by 2050 and to halt biodiversity loss. The extensive use of resources puts pressure on the environment and nature during the extraction of raw materials and on the climate due to climate-changing emissions during the production of goods and products and the harvesting process. The adoption of circular economy approaches can help reduce climate-changing emissions in priority industry sectors such as agribusiness, consumer goods manufacturing, chemicals, transport, fashion and textiles, energy and utilities, and construction.

Consistent with its commitment to decarbonisation and the actions defined to support the transition of its corporate customers to a net-zero economy, the Group sees sustainable finance as an opportunity to promote and support the circular economy and further strengthen its contribution to climate change mitigation. The Group therefore recognises the importance of sustainable management of outbound resources and intends to seize the opportunities arising from the expansion of its range of financial products in response to the needs of its counterparties

In this regard, the Group offers dedicated credit solutions to companies that operate in material recovery and reuse, supporting activities such as recycling, waste management and reuse of raw and secondary materials by developing a credit assessment process that integrates ESG factors, including factors related to circular economy models, at every stage, from granting to credit review, with the aim of supporting the transition and monitoring exposure to ESG risks. In this context, the adoption of the ESG Questionnaire, discussed with the companies, allows the Group to collect qualitative and quantitative information on their commitment to circular economy models and to direct the granting of credit in a manner consistent with sustainability objectives, including those related to the circular economy and decarbonisation strategy.

In addition, the Group participates in ecological transition projects, which also promote the circular economy. Among the projects in which the Group participates are:

•	the National Recovery and Resilience Plan (NRRP): the Bank actively participates in the National Recovery and Resilience Plan (NRRP), with a focus on the “Green Revolution and Ecological Transition”, through which the Group supports projects that promote the circular economy, contributing to the country’s ecological transition.

•	SACE Green New Deal: Access to financial guarantees for companies that develop projects aligned with circular economy and ecological transition objectives, favouring sustainable investments. In 2024 the partnership agreement with SACE was renewed in relation to the SACE Green New Deal guarantee, with the aim of incentivising projects to reduce environmental impact and of launching an ecological transition through loans backed by SACE guarantees for around 80% of the total disbursed.

•	The Bank is a signatory to the Convention between the Ministry for Business and Made in Italy, Invitalia and ABI to regulate the way in which companies access the facilities through an escrow account able to guarantee the payment of suppliers of subsidised goods. In particular, the Convention facilitates the granting and disbursement of facilities related to innovative investment programmes by SMEs, aimed, among others, at their transition towards the circular economy (‘Sustainable Investments 4.0’ facility).

•	The Group is signatory to the Convention between the Ministry for Business and Made in Italy, CDP and ABI for granting subsidies to support research, development and innovation projects for the ecological and circular transition in support of the aims of the “Italian Green New Deal”.

The above initiatives are part of the Group’s normal operations and are therefore monitored and renewed annually on the basis of changes in the regulatory and market environment.

With a view to the future, the definition of further actions dedicated to fostering the ecological and circular transition of key customers and a careful monitoring of emerging national and international regulatory requirements and the expectations of the market and chief stakeholders is envisaged.

Objectives

To date, the Group has not defined specific quantitative targets for the management of resource outflows related to products and services with reference to the downstream value chain. The adoption of specific targets dedicated to fostering t he ecological and circular transition of the target customers will be evaluated in the future in order to ensure a continuous improvement of the commitment on this issue. However, the issue is appropriately addressed through the broader framework of decarbonisation targets set by the Group in line with NZBA membership.

2024 ANNUAL REPORT - Sustainability Reporting

Disclosure pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation)

Introduction

The European Taxonomy is a classification system created by the European Union to determine whether an economic activity can be considered environmentally sustainable.

Introduced by Regulation (EU) 2020/852 (the so-called ‘Taxonomy Regulation’), the taxonomy stipulates that activities which contribute to at least one of the following six environmental objectives and carried out in compliance with minimum safeguards can be defined as “environmentally sustainable”;

•	climate change mitigation;

•	climate change adaptation;

•	sustainable use and protection of water and marine resources;

•	transition to a circular economy;

•	pollution prevention and control;

•	protection of ecosystems and biodiversity.

This Regulation has been supplemented over time by delegated acts that define, for each of the six environmental objectives, the economic activities and the criteria for technical screening to verify that they meet the requirements of the European Taxonomy, as well as the market reporting obligations with respect to the activities they carry out or, in the case of financial institutions, that they support through financing and investment.

In particular, Commission Delegated Regulation (EU) 2021/2139 and Commission Delegated Regulation (EU) 2023/2485 for the first two climate objectives, and Commission Delegated Regulation (EU) 2023/2486, for the remaining four environmental objectives, establish the types of economic activities that have the potential to contribute to these objectives (so-called ‘taxonomy-eligible’) and the technical screening criteria that, in the specific case, make it possible to confirm a substantial contribution of these activities to the environmental objectives (so-called ‘taxonomy-aligned’).

In addition, Commission Delegated Regulation (EU) 2021/2178 defines specific performance indicators to fulfil the reporting obligation of undertakings, which vary according to the type of undertaking and, in the context of financial enterprises, the type of business carried out, making a distinction between credit institutions, managers of financial assets, insurance and reinsurance undertakings and investment firms. With the inclusion of specific economic activities related to the fossil gas and nuclear sector under activities that can contribute to the energy transition, the legal framework has been expanded by a further piece of legislation, Commission Delegated Regulation (EU) 2022/1214, which integrates these specific activities into the European Taxonomy and establishes additional, related reporting obligations for all companies.

In light of this regulatory framework, accompanied by clarifications on its interpretation provided by the European Commission in FAQs on 21 December 2023 and November 2024, and on the implementation of the disclosure obligations gradually published by the European Commission, the Group prepared the required disclosures.

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Section 3 - Social Information

Own workforce

[ESRS S1]

This section provides, in relation to the management of “climate change”, a description of the impacts, risks and opportunities found to be material from the double materiality analysis. Next, the section outlines the policies and actions taken to manage the issue, to seize material opportunities, and the targets set to monitor the effectiveness of the actions. It also outlines the general processes for involving workers on material impacts that affect them, as well as the channels through which they can express their concerns. Finally, the section reports the metrics used to monitor the effectiveness of the measures taken.

Impacts, Risks and Opportunities

For the purposes of conducting the double materiality assessment with reference to this standard, all of the Group’s own employees were considered, whether on permanent or temporary, full-time or part-time, contracts.

The process to map impacts, risks and opportunities with reference to this standard factors in the specific aspects related to the Group’s operations. In particular, this process includes the analysis of both internal and public documentation of the Group (e.g. policies to regulate equal treatment and inclusion of employees) and the identification of initiatives taken to protect employees (e.g. the definition of an organisational function dedicated to D&I). The Group has safeguards in place to ensure the protection of its employees’ rights. These safeguards, sometimes exceeding minimum regulatory standards, enable the Group to strengthen the confidence of its own workforce and to attract and retain new talent.

On the basis of the analyses performed, the following were material:

•	Positive impacts related to the Own Operations perimeter related to the existence of measures and processes aimed at ensuring adequate working conditions, equal treatment and opportunities for employees and their privacy;

•	Opportunity, with reference to the Own Operations perimeter, to improve the company’s reputation, in view of the protection guaranteed to the Group’s employees in terms of working hours, salary adjustment, social dialogue and training and skills development. The trust of the Group’s employees and significant stakeholders is also strengthened in view of the freedom of association and collective bargaining guaranteed to the workforce, the existence of works councils, the existing work-life balance and the protection of health and safety rights, equal treatment and the prevention of violence and harassment in the workplace.

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The following table summarises the sub-topics/sub-sub-topics considered material in terms of Impacts, Risks and Opportunities and the perimeter related to the Value Chain for standard S1:

For these issues, the following paragraphs describe the relevant Policies, Actions and Targets defined by the Group on Safeguarding Working Conditions (covering Safe Employment, Working Hours, Adequate Wages, Social Dialogue, Freedom of Association and Work-Life Balance), Health and Safety, Training and Skills Development, Diversity and Inclusion (covering Gender Equality and Equal Pay, Employment and Inclusion of People with Disabilities, Measures against Workplace Violence and Harassment and Diversity) and Privacy.

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Policies, Actions and Targets regarding the Workforce

Protection of working conditions

Issues related to secure employment, employees’ working hours, adequate wages, social dialogue, freedom of association and collective bargaining, and work-life balance belong to this paragraph.

Policies

The Group is committed to ensuring adequate working conditions in compliance with current legislation, addressing and managing issues such as safe employment, working hours, fair pay, social dialogue, freedom of association, collective bargaining and work-life balance. To this end, it carefully assesses the related risks and adopts the necessary prevention and protection measures to minimise them.

All the Group’s employees are covered by collective bargaining, at national level with the application of the National Collective Bargaining Agreements for the banking sector and at company level with the signing of Level II Agreements.

In this context, the Bank has implemented an organisational model for Human Resources Management, based on the relevant Group Directive, which makes it possible to optimise internal skills and foster the professional development of employees, taking into account their aspirations and needs, also through a targeted remuneration policy.

Reference Scope
		(e.g. Own Operations/		Reference
		Value Chain Upstream		to recognised	Availability
	Description	or Downstream,	Validation	third-party initiatives	(institutional site,
Policies	of main contents	geographical scope)	of Top Management	and/or standards	corporate intranet)
Group Directive on Human Resource Management

It defines the organisational model adopted by the Group (principles, responsibilities and activities) for the human resources management process, with the aim of defining and implementing, in compliance with the laws in force and with national and company contracts, the human resources management policies defined by the company, optimising the performance of company processes, also in support of the business and enhancing the value of the professional skills present, offering development opportunities to all resources in compliance with their aspirations and needs where possible and in line with the principles of inclusion and with the commitments defined by the Company in the Gender Equality Policy.

		The Directive is addressed to the Parent Company and the Group companies (Widiba, MPS Fiduciaria)	The approving structure is the Chief Executive Officer	-	Available to all employees on the corporate intranet

Remuneration policy	The Group’s remuneration policies are geared towards creating sustainable value over time, ensuring the motivation and loyalty of all employees, and attracting external professionals, fully compliant with the risk-governance policies.	The document is addressed to the Parent Company and all Group companies.	The Corporate Compliance, Risk Management and Internal Audit functions provide their contribution by supporting corporate bodies in the design phase of remuneration policies and intervening in the corresponding implementation processes.	The remuneration policy is defined in compliance with the relevant legal and regulatory system and fulfils the disclosure obligations envisaged by Consob regulations and by the Supervisory Provisions of the Bank of Italy.	It is available in the Sustainability section of the Group’s corporate website.

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Actions

In response to the aforementioned policies in place, the Group has put in place and planned multiple actions to protect the working conditions of its workforce. In particular, the safeguards guaranteed by collective bargaining agreements and the Group’s initiatives aimed at preventing psycho-social risks, ensuring work-life balance and in terms of supplementary pensions are mentioned.

All employees are covered by collective bargaining agreements. This ensures adequate labour protection in terms of stable employment, wage adequacy, social dialogue and freedom of association. In particular, the economic and regulatory treatment guaranteed by the CCNL is supplemented by company bargaining with improved provisions on particular areas (welfare, economic integration, training and professional development). In this regard, important agreements were signed on the activation of the company bonus, also in the form of welfare, on the increase of the company contribution to supplementary pension funds and the value of meal vouchers.

Management of psychological/social risks

With a view to mitigating and focussing on psychological/social risks, a psychological counselling service has been in place at the Bank since 2016, gradually extended to all Group companies. As of 3 June 2024, the new psychological listening and counselling service was also activated, a listening centre dedicated to welcoming moments of malaise or psychological discomfort, both in the work environment and in relations with colleagues, and in private life and the management of children, guaranteeing total anonymity.

As regards the updating of the work-related stress risk assessment, the setup of focus groups was agreed with the Workers’ Safety Representatives to verify the effectiveness of measures identified in the ‘Action Plan for work-related stress mitigation’ through analysing the perception of a selected sample of workers. The focus groups were led by the company doctor coordinator of the Group Health Service, assisted by a scientific committee and the Head of the Prevention and Protection Service with the relevant department. Participants were chosen by random lots, respecting the proportionality of the company population in terms of organisational role, gender, age and territorial distribution.

In all of the areas investigated, good feedback was given on the mitigation actions implemented, with a general acknowledgement of the company’s commitment to keeping the monitoring of work-related stress indicators under control, although areas for improvement remain. The Group plans to manage these insights appropriately, and a new assessment needs to be carried out to survey workers’ perceptions of the content and contextual aspects of work related to work-related stress risk.

Families and leisure time

The Parent Company is committed to expanding flexibility tools with an evolutionary approach, favouring the work-life balance of personnel, through continuous dialogue, both in management and trade union relations. The time horizon of the activities described is mainly that set out in the current Business Plan (2024 - 2028). In this way, typical welfare institutions are complemented with specific initiatives also for the benefit of family members, accompanied by a dedicated internal communication plan:

•	Medical expense coverage programme extended to family members; accident policy and leave for medical examinations;

•	MPSolidale, an internal solidarity fund fuelled by donations of hours and days from colleagues or portions of remuneration from higher management levels, to allow colleagues time to deal with serious and verified personal and family needs, with priority given to childcare;

•	Support for parenthood with an orientation path for new parents (Parents’ Profession Project) and new initiatives for raising children, including customised study paths for special needs, as well as programmes reserved for employees and family members to encourage access to sports activities and to support psycho-physical wellbeing through an online platform;

•	Foreign language study programme through an online platform dedicated to both colleagues and family members and agreement for enrolment in university study programmes; study leave for working students;

•	Digital corporate library offering colleagues and family members the opportunity to borrow e-books;

•	Platform of private offers for colleagues and their family members;

•	Recreational, sports and cultural activities promoted by staff social organisations (CRAL).

There is also a plan for the recruitment of family members of employees who died while in company service (or while making use of the solidarity fund).

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The Parent Company also supports the personnel intervention plans activated by the Welfare fund and Association (Cassa and the Associazione di Mutua Assistenza), entities with direct employee participation that have been in operation since 1950.

Supplementary pensions and financial facilities

Group companies allocate 2.5% of remuneration to the Corporate Pension Funds, while also extending membership options to dependent family members. In 2024, a trade-union agreement was signed, effective from January 2025, concerning the increase of the Parent Company’s contribution to 3%. Insurance cover is also provided in the case of serious events such as premature death and permanent disability.

In addition, staff members are entitled to subsidised terms on loans, including through renegotiation initiatives, and on banking, financial and insurance transactions.

Objectives

Attention to the working conditions of the company’s own workforce is embodied in the annual definition of qualitative-quantitative objectives by the Human Resources Management Function, in line with the company’s strategic directions. In particular, these objectives concern:

•	resource empowerment, to be strengthened by:

-	assigning resources to roles in line with their skills, competences and – as far as possible -expectations, with a view to leveraging people and ensuring equal development opportunities;

-	training resources appropriately;

•	maintaining consistency between the professional appraisals of resources and the development pathways and incentive system;

•	monitoring the corporate climate and employee satisfaction (listening to employees through interviews and visits to facilities, relations with peripheral company trade union representatives, etc.);

•	allocating resources to units/roles that are in keeping with the Group’s workforce sizing and adequacy models and with the Business Plan objectives;

•	monitoring and overseeing the operational budgets assigned to personnel cost items (both expenses and other administrative expenses on staff, including time/labour management, modal allowances, missions, accommodation supplies, per diems for relocation);

•	defining the performance indicators for management activities.

Health and safety in the workplace

Issues related to the protection of health and safety in the workplace are covered in this paragraph.

Policies

As regards the occupational health and safety of personnel, the Group is committed to complying with applicable regulations in force, adequately assessing all risks and planning and implementing prevention and protection measures necessary to minimise those risks.

In this regard, the Group has implemented an Occupational Health and Safety Management System (SGSSL), certified since 2008, which is governed by the internal document “Occupational Health and Safety Supervision” which, together with the Policy on Occupational Health and Safety, describes the responsibilities assigned, the operating procedures and the related records, as well as the rules for verification and control.

The detection of occupational health and safety risks is recorded and documented in the “Risk Assessment Document - RAD”42, a document periodically updated in relation to activities undertaken. The latest update of the RAD of Bank and the other companies of the Group, which have outsourced the Company Prevention and Protection Service to the Parent Company, dates back to 30 June 2024. The SGSSL is regularly monitored and maintained with periodic control activities, including, at least once a year, both internal (carried out by suitably qualified personnel) and external (by a third-party certification body) audits. The contents of the documents are checked if the need arises or at least once a year and updated if necessary. The document and any amendments are brought to the attention of all staff, as well as third parties, through the Bank’s internal and external channels (e.g. intranet portal, institutional website, notices, etc.).

42	The Risk Assessment Document illustrates the set of operations concerning the assessment of risks for the health and safety of workers pursuant to Article 17(1)(a) and Article 28 of Legislative Decree 81/08. The RADs were drawn up by the Employers of the individual Group companies (Parent Company, Banca Widiba, MPS Fiduciaria, MPS Tenimenti and MGFM), in collaboration with the Prevention and Protection Service Manager, the Coordinator of the Health Service Competent Doctors and the Radiation Protection Expert (where appointed), after consultation with the Workers’ Safety Representatives.

2024 ANNUAL REPORT - Sustainability Reporting

Reference Scope
		(e.g. Own Operations/		Reference
		Value Chain Upstream		to recognised	Availability
	Description	or Downstream,	Validation	third-party initiatives	(institutional site,
Policies	of main contents	geographical scope)	of Top Management	and/or standards	corporate intranet)
Banca Monte dei Paschi di Siena S.p.A.’s Occupational Health and Safety Policy

The Policy defines objectives in this regard, including a commitment to:

- prevent accidents and illness;

- continuously improve health and safety management and performance;

- communicate its guiding principles to its stakeholders;

- comply with applicable legal requirements and other requirements that the company decides to enter into. The Policy also provides the framework for setting and reviewing health and safety objectives.

		The Policy applies to the Parent Company and all Group Companies.	The Policy has been approved by the Parent Company’s Board of Directors. The responsibility for guiding the implementation of the Safety Policy lies with Top Management and all of the Parent Company’s Management.	The policy is implemented in compliance with national and EU legislation on health and safety in the workplace, as well as with the UNI ISO 45001 standard (which replaces the OHSAS 18001 standard as of March 2021), whose principles are of primary reference for the general objectives of company management.	A summary is available in the Sustainability section of the Group’s corporate website and in the Suppliers Register. It is also available to all employees on the corporate intranet site.

Actions

During the period 13 December 2023-15 April 2024, external audits were conducted by RINA Services for the maintenance of the Occupational Health and Safety Management System in conformity to ISO 45001:2018. The Certification Body, for the year 2024, verified, overall, the adequate application of the system within the company, competence in the regulatory area being audited and the correct implementation of the system with regard to the personnel interviewed, confirming the renewal of the certification. The next audit to maintain the management system certification is scheduled for March 2025. As a result of the aforementioned audits, improvement programmes aimed at promoting workers’ health have been defined, with the corresponding timing for implementation.

During 2024, several meetings were also held with the Workers’ Safety Representatives (RLS) on various issues related to ordinary activities connected to mandatory fulfilments, such as, for example, consultation meetings pursuant to Article 50 of Legislative Decree 81/08 for territorial areas or for individual issues, the periodic meeting pursuant to Article 35 of Legislative Decree 81/08 and training activities pursuant to Article 37 of Legislative Decree 81/08.

Objectives

To date, the Group has no specific targets to manage the issue of safety at work. However, the monitoring of the issue is ensured by the aforementioned external audits and by the improvement programmes and continuous dialogue with the Workers’ Safety Representatives, processes through which the Group ensures continuous monitoring of the issue of occupational health and safety, guaranteeing a proactive approach to risk management and the improvement of working conditions.

Training and skills development

This paragraph deals with the topics of training and skills development for Group employees.

Policies

In order to enhance skills and contribute to the professional development of internal resources, the Parent Company promotes organisational models that develop and stimulate growth, also through dedicated paths, in line with market needs and sustainable development. The Group pays particular attention to monitoring the training needs of personnel to avoid misalignment between skills possessed and those necessary to guarantee quality of service to Customers.

In this context, the Human Resources Development process, including Reskilling and Change Management Plans, is governed by the internal regulatory documents entiled “Professional Development Pathwas”.

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Reference Scope
		(e.g. Own Operations/		Reference to
		Value Chain Upstream		recognised third-party	Availability
	Description of main	or Downstream,	Validation of Top	initiatives and/or	(institutional site,
Policies	contents	geographical scope)	Management	standards	corporate intranet)
Professional Development Pathways	The Group’s strategic objectives and the provisions of the national collective labour agreement and company bargaining agreements provide for professional skills development pathways which combine experience-based steps, planned professional mobility across different positions and training and development plans to facilitate the acquisition of technical skills and enhance the soft skills required in the target role.	This policy is addressed to the Parent Company.	The approving structure is the first-level function ‘Professional Development, D&I and Training’.	There are no direct references to third-party initiatives/standards in the policy.	Available to all employees on the corporate intranet

Reskilling and Change Management plans	The document regulates the reskilling and change management plans in detail, describing the activities carried out, from the definition of reskilling needs to the verification of the skills possessed, to the monitoring of activities and results following the training and development initiatives implemented.	The document is addressed to the Parent Company and all Group companies.	The approving structure is the first-level function ‘Professional Development, D&I and Training’.	Not applicable.	Available to all employees on the corporate intranet

Actions

The Group’s training model aims to respond proactively and dynamically to the new cognitive challenges posed by the markets and by continuous developments in the banking system, and business processes, as well as by and the impacts derived from it.

One of the cornerstones of the training model is the annual training planning process based on the work of various corporate functions involved in a methodology giving priority to training initiatives.

In particular, with a view to promoting a culture of risk, a process has been defined which, right from its planning stage, associates each training activity with one or more corporate processes and risks: in fact, this approach guarantees bespoke planning for the areas classified by the MPS Academy - the company’s training facility - as high-risk (Credit, Anti-Money Laundering and Financial Crimes, Customer Protection and Transparency, Data Governance, Data Protection, Legislative Decree 231 and Cyber Security). The model is based on two annual activities: The Risk Assessment exercise that defines the risk exposure of each corporate role is the Skills Gap Analysis that determines the training needs of each employee.

Main projects implemented

Training and development course envisaged by the Consob Intermediaries’ Regulation	In 2024, around 10,000 individuals in direct customer contact were involved in training concerning MiFiD 2, for a total of 30 training hours per capita. In addition, Premium Managers were also trained synchronously, with interventions aimed at working on commercial tools for effective customer needs analysis and their financial protection.
Info-training course on Risk Culture	The subject of risk is monitored with internal communication plans in all its declinations (AML, Compliance, Credit, Cybersecurity, Sustainability and ESG, others). ‘Culture of risk’ is also the name of a now stable information-training plan, which associates operations with the main risks associated with them. The plan consists of a series of Intranet articles, each with a Learning Card (also on ESG topics involving 16,000 people). All articles are collected in a permanent intranet section.

In April 2024, the annual ‘Culture of Risk. A fundamental element for a healthy business’ meeting chaired by the Chairman of the Board of Statutory Auditors. Participants: Chief Executive Officer, Board of Statutory Auditors, targets from the 3 business chains and General Management roles.
Multimedia training on Risk Culture	Dedicated training for all staff, in continuity with previous years, through a series of courses with periodic publication on topics covering different risk areas: from Wealth Risk Management to Operational Risk and Anti-Money Laundering.

2024 ANNUAL REPORT - Sustainability Reporting

Main projects implemented

Compliance training	Two new courses were delivered during the year: “Code of Ethics” and “Administrative Liability of Entities - Legislative Decree 231/2001”, which incorporates the regulatory changes in the model adopted by the Parent Company to which all Group staff have been enrolled. Two courses were then delivered on the topic of market abuse, one for network resources and the other for specialists. All of the Parent Company’s resources are enrolled on the anti-corruption course.
Professional skills training courses	Final certification envisaged and provided to auditors and Specialists from the Information Security Function.
Risk-based training on anti-money laundering, credit, cybersecurity & Data Risk	Risk assessment to determine the main risks to which the various roles are exposed, and skills gap analysis to assess gaps in training (over 11,000 people for the Anti-Money Laundering area and 4,300 for the Credit area) with online training, virtual classroom training and operational coaching (online training for around 11,000 people on anti-money laundering and 4,300 on credit, webinar training for 1,200 people on anti-money laundering and 600 people on credit, operational coaching for 100 people on anti-money laundering and 70 people on credit). In 2024, there was also a return to the classroom for about 800 people in the area of credit.

Post skill gap analysis cyber security & data risk training was provided, on the topics of cybersecurity, data governance, data protection and administrative responsibility of entities pursuant to Legislative Decree no. 231/01, which involved the resources of the central structures (over 3,900) with a course attendance rate of 60%.
Info-training plan and awareness raising on IT security	In accordance with the Plan and in continuity with training launched in previous years, courses for all personnel were provided on the main threats: Fraudulent sites, phone hacking, classification of unstructured data. The courses are accessible not only from the MPS Academy platform, but also from the Intranet in the cybersecurity section.

The Plan envisaged specialist post-skills assessment training for personnel in the second-level corporate control functions on monitoring compliance risks (19 individuals), IT roles associated with obtaining or updating certifications, e.g., AIIA courses for Internal Auditors (18 participants), cyber courses for SWIFT operators for CSP compliance (SWIFT Customer Security Programme) and compliance with security requirements envisaged in international standards (300 individuals), courses provided by external certification bodies (e.g. ISACA) in some cases envisaging the issue of international attestations (24 individuals), online business continuity manager training (290 individuals).

For initiatives involving key and strategic roles of the Parent Company, a board induction event was held for all Board Members and Statutory Auditors of the Parent Company and members of the Board of Statutory Auditors on Cybersecurity: “IT security”.
Regulation & Risk Culture APP	An application running on smartphones was launched for the publication of training content on changing regulatory topics. Publications occur periodically once a month and consist of a video, using an avatar produced with generative artificial intelligence, and textual content. The contents are produced by Deloitte Risk Advisory.
Training courses to support network reorganisation: induction Roles POE value and new SB role	Following the evolution of the Small Business Service Model and in particular the establishment of the Small Business Districts, a Training Plan was prepared and launched to support the ‘manoeuvre’ in two directions: entry training to the POE value role (1,000 people involved for 10 hours each) and reinforcement training for managers and SB District managers (870 people involved in training for 11 hours each).
Managerial training for branch managers	Three different managerial training courses were launched, respectively dedicated to new managers, to learn the team management skills, to existing managers in their roles for at least 3 years, such as skills refresher training and leadership strengthening, and to managers involved in the dedicated professional development path.
Induction training for the main network roles	Training courses dedicated to learning the technical and operating skills indispensable to those taking on a new role.
Training course for new entrants CRO function	From May to October, the training course for newcomers to the Chief Risk Officer department took place (classroom training for 30 people approx.), which however involved all people in this department (webinar training for 30 people approx.) in 10 training sessions of 2.5 hours each. The training course was designed with the collaboration of the CRO function and the support of Deloitte Risk Advisory.
Training plan for new recruits	To support the entry of about 200 new employees into the parent company, a dedicated training plan was developed, which includes both technical and qualifying training (entry training for policy distributors) and capacity-building (focus on commercial skills).
Being advisor	Classroom training dedicated to standardising commercial action: programming and tools, risks and controls for Premium Managers.
Objective Value	Classroom training for Value Added employees, aimed at reinforcing the commercial process of offering consumer credit. Involving the first seven local retail head offices in 2024, the journey will continue in 2025 with the remaining seven.
Private Academy	Broken down into three progressive training steps and subsequent specialisation and certification initiatives, Private Academy is the programme that accompanies the Parent Company’s Private Managers to the full acquisition of the skills indispensable for effective coverage of the role, and constantly updates them with a view to fully covering the evolving needs of customers.
“Transparency” training programme	The skill gap analysis 2024 envisaged the revision of the question basket, with a focus on some sensitive topics such as the issue of transaction disclaimers and pre-contractual fulfilment.
Training course on issues related to the agri-food market	A training course was started and will end in 2025, involving, in addition to the specialists in the Agrifood centres, SB managers and companies with customers in the sector (approx. 320 people). The programme includes the delivery of 14 webinars of 1.5 hours each and the support of an internal communication campaign consisting of a periodic newsletter introducing the webinar sessions, introductory videos and a dedicated web section on the Intranet. Educational activities are supported by self-enrolment features activated in the MPS Academy platform (‘I choose’) by users. The training course was designed in cooperation with the Chief Commercial Officer function and partner Santa Chiara Next, which selected the lecturers/speakers for each webinar, mediating with the most qualified institutes in the field (INIPA, ISMEA, QUALIVITA, etc.).
Post Network Audit Training	A training course on practices and operational risks was launched for staff belonging to branches audited for which significant gaps were found. The training consists of webinars by MPS Academy faculty members and online courses using adaptive technology. In 2024, about one hundred staff were involved.

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Main projects implemented

Accompaniment in the Parent Company’s digitalisation processes	Training and communication initiatives were prepared to support the main applications and processes (Consumer Finance, Elise platform, Modular PEF for electronic lending, Mortgages Workflow, etc.).
Digital skills development	The ‘Digital Agility’ training project was launched in 2024, aimed at strengthening the digital skills of people in the central structures of the parent company, in line with the European Digicomp 2.0 framework. The project will involve more than 1000 people by April 2025, through synchronous training (via webinars). As part of the project, there is also a specific initiative for the IT Department, ‘New Innovation and Technology Academy’, aimed at providing contextual references and updates on the topics of architectural modernisation, AI, Low Code.

The ‘MPS Academy’ and ESG awareness programmes

The training activities are planned and organised in the MPS Academy, the company’s permanent training school which since 2012 has accompanied the evolution of organisation models and supports individuals along their professional development paths, designing, planning, monitoring and financing training activities.

In this context, MPS Academy has promoted a number of initiatives on the subject to facilitate the dissemination of ESG principles, such as online courses, workshops and external seminars dedicated to sustainability topics, bespoke training activities connected to skill gap analyses in the areas of Credit and AML/CFT, as well as on diversity, equity and inclusion.

The “MPS Sviluppa” programme

The personnel development programme is designed to meet various corporate needs in terms of professional requirements and is geared towards:

•	enhancing professional skills and capabilities;

•	supporting people’s motivation and engagement;

•	empowering human capital for growth.

The programme is guided by the principles of equal opportunities and accessibility of training and development activities, consistent with the provisions of the Code of Ethics and the document “Rules on Inclusion”.

The main instruments made available in the programme, whose execution is symmetrical to the time horizon of the 2024-2028 Business Plan projects, include: Development of soft skills: these initiatives are differentiated on the basis of the role held and the specific professional challenges related to it, through the use of tools such as digital coaching, which involves a course with a certified coach lasting several months, evaluations, which represent a moment of reflection and diagnosis on strengths as well as areas for improvement, and feedback questionnaires, which compare one’s own self-assessment on behaviour with the observation of a group of people identified from among co-workers, peers and other observers;

Reskilling: targeted interventions were defined dedicated to the retraining of Central Structures’ resources towards Network and Corporate Control Functions (FAC) roles. This structured and scalable process aims to actively manage reskilling, through enhancement of the skills and experience possessed by the people involved and the definition of personalised training courses that promote experiential learning;

Talent Academy: this is an annual programme aimed at identifying, retaining and managing people with talent, understood as human resources with high continuous performance, who show elements of development in a managerial key, useful to cover roles of responsibility and/or greater complexity in the medium term.

Objectives

The commitment to enhancing human capital is implemented through the annual definition of qualitative and quantitative objectives by the Human Resources Management Function, in line with the company’s strategic indications. In particular, aspects such as adequate training coverage, consistency of performance and potential assessment with professional development paths and the incentive system are considered. The monitoring of the achievement of these objectives is ensured through specially prepared process KPIs.

Diversity and inclusion

Issues related to diversity and inclusion and, in particular, guaranteeing gender equality and equal pay for work of equal value, employment and inclusion of persons with disabilities, measures against violence and harassment in the workplace, and the protection of diversity are covered in this paragraph.

2024 ANNUAL REPORT - Sustainability Reporting

Policies

The Group’s organisation model and structure envisage that all corporate structures are responsible for basing their conduct on ethics and risk culture principles, as well as promoting a corporate culture based on ethics, inclusion, accountability and legality, in compliance with the Code of Ethics. This Code, among its fundamental principles, demands respect for human rights in all activities and in relations with its stakeholders.

To this end, the importance of disseminating an inclusive corporate culture as a strategic driver of development and “zero tolerance” towards any kind of discrimination (racial and ethnic origin, colour, sex, sexual orientation, gender identity, disability, age, religion, political opinion, national extraction or social origin, or other forms of discrimination covered by Union regulation and national law) are reaffirmed in the internal document “Rules on Inclusion” as well as in the Gender Equality Policy.

Reference Scope
(e.g. Own Operations/
		Value Chain Upstream		Reference to recognised	Availability
	Description of main	or Downstream,	Validation	third-party initiatives	(institutional site,
Policies	contents	geographical scope)	of Top Management	and/or standards	corporate intranet)
Rules on inclusion	The document defines commitments in terms of valuing diversity, inclusion, equity and parity that the Group aims to pursue in all phases of the business life of each person, in the organisational and operational aspects and in internal and external communication. These are reflected in the Guidelines and Processes adopted by the Human Resources Department.	The Policy is addressed to the Parent Company and all Group Companies. The entire population of the Group is obliged to comply with this document.	The approving structure of the regulatory document is the CHCO Directorate.

The policy is implemented in accordance with the principles adopted by international organisations (e.g. the EU Charter of Fundamental Rights, the UN Declaration of Human Rights, the 2030 Agenda for Sustainable Development and the Principles for Responsible Banking), as well as the relevant European and national regulatory framework:

- CRD V, EU Directive 2019/878 of 20 May 2019;

- EBA Guidelines on sound remuneration policies (EBA/GL/2021/04);

- Eu Directive No. 2023/970;

- BankIT Circular 285;

- Law No. 162 of 5 November 2021.

				The document also confirms the Group’s membership of leading associations and campaigns (e.g. the Women in Banking Charter).	These are available in the Sustainability section of the Group’s corporate website.

Gender Equality Policy	The Policy defines commitments to valuing diversity, inclusion, fairness and equality, promoting them at all stages of each person’s corporate life, in organisational and operational aspects, and in internal and external communication. This document expresses principles designed to promote a climate that legitimises listening, respect, the expression of differences and the appreciation of everyone.	The document is addressed to all stakeholders.	The approving body of the document is the Board of Directors.	The document is produced in accordance with UNI/PdR 125:2022 Reference Practice.	It is available in the Sustainability section of the Group’s corporate website.

Rules on preventing and combating gender-based harassment in the workplace	The document defines the general and unavoidable reference principles and non-tolerated conduct to ensure a working environment free from gender discrimination, violence and harassment to which each person must be committed.	The document is addressed to the Parent Company and all Group companies. The entire population of the Group is obliged to comply with this document.	The approving structure of the regulatory document is the CHCO directorate.	The document is produced in compliance with the provisions of provisions of Law No. 4 of 15 January 2021 ratifying and executing the International Labour Organization Convention No. 190 of 2019.	These are available in the Sustainability section of the Group’s corporate website.

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Group Guidelines on the management of whistleblowing systems	The Guidelines handles, through the whistleblowing system, actual or potential “non-compliance”, such as violations of the principles of equal opportunities, fairness and inclusion set out in the Code of Ethics, as well as other cases that may constitute violations of European Union law and relevant external and internal regulations.	The Guidelines apply to all personnel of the Parent Company and Group Companies: Banca Widiba and Monte Paschi Fiduciaria.

Its implementation must be notified to the following Departments and Functions of the Parent Company:

- Directorate of Corporate Reporting;

- Staff CAE and Government Audit Subsidiaries;

- Organisation Partner;

- Organisation Function.

The document is drafted in compliance with:

- Directive 2013/36/EU (so-called CRD IV);

- the implementation of these provisions into Italian law by Legislative Decree 72 of 12/5/2015, which introduced Article 52-bis of the Consolidated Law on Banking.

- the 11th and 34th updates to Bank of Italy Circular 285;

- Directive 2019/1937/EU.

These are available in the Sustainability section of the Group’s corporate website.

Actual or potential “non-compliance”, such as violations of the principles of equal opportunities, fairness and inclusion set out in the Code of Ethics and other cases that may constitute violations of European Union law and relevant external and internal regulations, are handled through the whistleblowing system, as provided for in the Group Directive on the Management of Internal Whistleblowing Systems.

As for the reporting of inappropriate behaviour in the workplace, the reporting person, in addition to using the whistleblowing system, can report to a special Protection Committee, as specified in the document Rules on preventing and combating gender-based harassment in the workplace, and in the document Gender Equality Management System.

The implementation and governance of the regulatory documents and related processes just mentioned describe the general approach for remedial measures with respect to any deviations/non-conformities that may occur. In keeping with this fundamental approach, all new recruits, from the beginning of their employment, receive information and continuous training on the duties they are required to perform, on the regulatory elements governed by the National Collective Bargaining Agreement and on specific disclosures (i.e., on privacy, anti-money laundering, Legislative Decree 231/2001, Code of Ethics, prevention and safety, Corporate Governance Code, etc.).

Actions

To ensure the monitoring of gender equality activities and areas, with particular reference to compliance management, the Gender Equality Management System was updated. Based on the outcome of the monitoring carried out, the management of recommendations was defined, ensuring the activation of any corrective actions. With a view to continuous improvement in the areas of gender equality and inclusion, the System envisages the preparation, management and updating of a Strategic Plan on gender equality, defining objectives and decisive action to close the gaps identified from analysis of the dedicated indicators. the Plan is shared and approved by a special Steering Committee, composed of Top Management. At the same time, nonconforming situations, such as violations of the principles of equal opportunities, equity and inclusion, are managed, and specific reporting is drafted.

With the aim of monitoring the implementation of the principles expressed in the Gender Equality Policy over time, the Group is committed to adopting specific KPIs that, in line with and consistent with the principles contained in the reference regulatory documents, enable the monitoring and measurement of the progress and results achieved, in support of the cultural change in terms of diversity and inclusion.

Below are the main actions related to the employment and inclusion of people with disabilities, prevention of violence and harassment in the workplace and promoting diversity.

These initiatives are implemented at Group level, affect all personnel and have a continuity character over the reference time horizon coinciding with the Strategic Plan in execution (2024-2028)

2024 ANNUAL REPORT - Sustainability Reporting

Initiatives dedicated to equal treatment and opportunities for all

Plural Management Project	In-house training continued in 2024 to raise awareness of respect for diversity and inclusion, particularly in relation to gender and disability, and a focus on the Gender Equality Policy. A total of 2,633 managers have completed the course, including 210 in 2024.
Growth Together	“Growth Together” was implemented as a continuation of the “Women Leadership Program”, a laboratory to support the managerial development of women in positions of responsibility, fostering self-awareness, knowing their own skills and setting firm objectives. Since its launch in 2020, the project has seen the participation of 609 women managers from all the business lines.
Top Management training	The active involvement of top management on diversity and inclusion issues was accompanied by a dedicated information and training activity, focusing on gender equality and the fight against and prevention of gender harassment in the workplace, by Fondazione Libellula.
“Safe at work” training	In 2024, a training meeting was held for specialists on how to intervene to prevent and manage possible incidents of harassment, organised by Fondazione Libellula.
Disability Lab meetings	In 2024, the meetings of the ‘Disability LAB’, a network of companies set up to foster discussion on concrete action plans, by Wise Growth, continued.

In particular, the following topics were covered: “Management training in the disability field”, “The detection of disability situations in the company”, “Teams with disabilities: when and how to support them?”.
“I’m Possible” training meetings	In 2024, training courses for resource persons were carried out to increase awareness and knowledge of the different experiences with inclusive teams, with a focus on disability issues.
Unconscious Bias	The Unconscious Bias course was made available to the entire corporate population with the aim of learning about the phenomenon of bias and reflecting on how it can influence perception and opinions in our relations. The online course was taken by 97% of the corporate population.
Gender equity	In 2024, the ‘Gender Equity’ course was made available to the entire corporate population, which was taken by 92% of the corporate population.
Awareness-raising on the prevention of gender harassment	On 25 November, the ‘International Day for the elimination of Violence Against Women’, the Bank joined ABI’s initiative ‘Words of Inclusion’ to promote financial autonomy, a series of podcasts dedicated to the theme of economic violence. The training courses ‘Financial Education: an empowerment tool’ focused on the enhancement of financial education as a tool to prevent and combat the phenomenon of economic violence.
D&I page on the corporate intranet	The intranet section fully dedicated to Diversity & Inclusion is constantly updated, where opinions can be expressed and suggestions put forward, including reading recommendations, videos, newsletters and so on. Each month, the section is enriched with a new word from the inclusive glossary, which aims to clarify the meaning of certain terms that have entered into common usage but are not always used correctly.
D&I training for new recruits	The induction courses for new recruits include a special educational, taught in-house, dedicated to the topics of Diversity & Inclusion.
Inclusion Week	A week of virtual classrooms was held in March 2024, involving all Group personnel, on a voluntary basis, to reflect on two macro areas: workplace harassment contrast and prevention (by Fondazione Libellula) and disability (by internal teachers). At the end of the classrooms, a disability manifesto was published, in which suggestions and proposals were collected to promote initiatives that accommodate the needs of each colleague.
Open Jam	As part of the projects aimed at strengthening its commitment to valuing diversity and spreading an inclusive culture, the Group also joined the ‘Open Jam 2024’ initiative, promoted by The European House - Ambrosetti, with the intention of enhancing the comparison between the different generations present in the company (GenZ, Millennials, GenX, Boomers).

Objectives

The focus on issues related to diversity and inclusion is reinforced with an enrichment of performance indicators in line with the “Rules on Inclusion” document and with constant monitoring of existing indicators. In particular, mention is made of the indicator concerning the percentage of positions of responsibility43 held by women. This KPI - already identified as a Smart target for the period 2021-2023, in line with the commitments undertaken after joining the UNEP FI Principles for Responsible Banking and with the provisions of the UNI/PdR 125/2022 Reference Practice on Gender Equality Certification - was set at 35% by 2023 and was comfortably passed, with the actual figure at the end of this period reaching 37% and increasing further to 37.6% at the end of 2024. This indicator will continue to be one of the most monitored KPIs for achieving the objective set in the 2024-2028 Business Plan, i.e. more than 40% in 2028.

Targets are defined on the basis of KPI analysis, also with a view to pursuing the goal of continuous improvement in the areas of gender equality and inclusion, through the involvement of the functions that directly oversee the relevant issues. Monitoring of the defined indicators is managed by the relevant functions, which, in the event of deviations, identify corrective actions to align with the objectives of the Gender Equality Strategic Plan.

43	The following are considered as resources with positions of responsibility: In the General Management Division (of the Bank and other Group companies), heads of structures up to sector level (Chief Executive Officer, General Manager, Deputy General Manager, Head of Division, Head of Level I, II and III Structures, Area, Service, Staff, Technical Secretariat, Office and Sector), Regional Sales & Distribution Divisions (Business and Private Regional Managers, Retail Regional Managers, Private Managers and Retail District Managers), Regional Credit Divisions (Business and Retail RCD Managers, and in the Network the Branch Managers and Heads of Specialised Centres (e.g., Private Businesses, etc.).

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Privacy

This paragraph relates to Privacy, i.e. the protection of the confidentiality of the personal data of the Group’s people.

Policies

In order to prevent the violation of data privacy rights, data protection safeguards and channels for employees to raise concerns are ensured through the “Data Protection Policy”.

Reference Scope
		(e.g. Own Operations/		Reference to
		Value Chain Upstream		recognised third-party	Availability
	Description of main	or Downstream,	Validation	initiatives and/or	(institutional site,
Policies	contents	geographical scope)	of Top Management	standards	corporate intranet
Data Protection Policy

The policy describes the privacy policy adopted by the Group according to the following methodological approach:

- operational and privacy control, aimed at ensuring:

(i)  compliance with data protection principles from the project design or technology use stage;

(ii) respect for the rights exercised by data subjects;

(iii) the implementation of the Records of processing activities;

(iv) the management of data breach events.

- roles and responsibilities in the Bank;

- privacy information flows;

- planning and reporting on the activities and controls carried out;

- training and empowerment of employees.

		Currently, the policy refers to the Bank with plans to extend the drafting of this document to the other Group companies.	The Bank’s Board of Directors is responsible for the overall supervision of the privacy compliance management system. It also approves the privacy management policies and process, providing strategic guidance on the matter and issuing the necessary instructions for its implementation.

For privacy compliance purposes, the Bank complies with the following standards:

- EU Regulation 2016/679 (GDPR);

- Legislative Decree 196/2003 (Privacy Code) as subsequently amended by Legislative Decree 101/2018;

- Guidelines, measures and other pronouncements of the Italian Data Protection Authority and the EDPB, as well as other general regulations with an impact on privacy.

It is available in the Sustainability section of the Group’s corporate website.

Actions

In order to ensure that emplyees are trained in data protection issues, the Group provides for employee training, i.e. initiatives to promote a data protection culture. In particular, such training courses are part of the Group’s established practice and are provided for employees both at the time of their induction, as well as on the occasion of job changes or the introduction of significant new tools for the processing of personal data.

Training courses on this subject cover not only purely regulatory aspects (e.g. compliance with privacy regulations, data confidentiality, handling a data breach) but also those relating to data protection from a technological point of view, e.g. with regard to phishing or other scam techniques.

Persons authorised to process data are all employees who, in connection with their activities, come into contact with and process personal data to which they have access. Access to personal data, whether in computerised form or on paper, by persons authorised to process the data, must only take place if knowledge of the data is strictly necessary to perform the tasks assigned. In this respect, each appointee is assigned an access user to the Bank’s Information System, the authorisation profile of which is closely related to the role he/she holds, the tasks entrusted to him/her and the operational entity to which he/she belongs.

2024 ANNUAL REPORT - Sustainability Reporting

Objectives

The group has not, to date, defined specific objectives for dealing with employee privacy issues. Nevertheless, the Group oversees the effective monitoring of policies and actions in relation to this issue. In particular, responsibility for Level II checks on the regulatory requirements of privacy obligations is assigned to the Compliance Function. These controls are part of the Group’s normal operations and consist of:

•	planning and carrying out remote and on-site audits during the year, also taking into account requests made by the Data Protection Officer (hereinafter also DPO);

•	if aspects of non-compliance emerge in the conduct of employees in the performance of the duties entrusted to them in the field of privacy, reporting to the Internal Audit Function and the DPO Staff;

•	carrying out Level II checks on the correct execution of the Data Protection Impact Assessment (hereinafter also DPIA);

•	as part of the reporting to senior management prepared by the DPO, support to the DPO with regard to the results of privacy compliance checks carried out.

Processes for involving own workers and workers’ representatives on impacts

The management of material impacts entails that the Group should have its own employee engagement processes in place to take their views into account.

At constitutional level, Italy protects the freedom of association (Article 18) and trade union membership (Article 39) and is a member of the International Labour Organization (ILO). In line with constitutional principles and regulations in force, the Group encourages freedom of association for employees, which it manifests in many ways.

Level II bargaining, which is entirely consistent with the applicable regulatory framework, confirms the strategic value of dialogue and the active involvement of trade union organisations, at the basis of a corporate climate of positive participation. To this end, the Group is committed to promoting information and consultation rights of the Trade Unions so that, each in their respective roles, the best solutions are constantly sought, in the common interest of laying the foundations for the long-term sustainable growth of the Group.

Ongoing discussion between the Parties, at central and peripheral level, has the shared objective of fostering extensive awareness and assessment of the repercussions on resources of reorganisations and seeking suitable convergences to limit the impacts and guarantee quality of working conditions in a context of innovation and change. In all cases of restructuring, business reorganisation or other activities affecting personnel in terms of work organisation and regional and professional mobility, the Group arranges specific disclosures, in compliance with provisions of the National Collective Labour Agreement, and/or discussions with trade unions to analyse the impact on staff. It is after the closure of negotiations, with different durations contractually predefined on the basis of the reorganisation (up to 50 days), that the agreed measure can be implemented.

The Group’s industrial relations are supervised and managed by the First Level Company Function, through the planning and management of activities (initiation, development and definition of consultation procedures) and active listening to company trade union representatives to ensure compliance with laws and national and Level II bargaining.

In this context, Joint Committees, made up of company and union members, play a fundamental role in Level II bargaining, dealing with specific areas to jointly examine material issues and promote initiatives for enhancement and growth within company policies and processes.

The Committees - which met in 11 sessions in 2024 - are divided by scope and subject matter, including: “Commercial Policies”, “Welfare”, “Training”, “Equal Opportunities” and “Environmental Sustainability”.

Specifically, the ‘Equal Opportunities’ Committee has the task of agreeing female employment indicators at company level, as well as identifying appropriate empowerment policies. The Committee’s activity was strengthened for the purpose of finding tangible solutions to enhancing the potential of people, each with their own diversities, identified as factors for the Group’s cultural and social growth. Equally significant is the analysis conducted by the Corporate Observatory, a joint body set up to monitor interaction between personnel in the different operating entities with communications models that engage individuals at all levels. Its focus is on relationships to preserve the individual personality and maintain a high standard of “quality” of life in the company, and also on situations that may potentially harm the dignity of workers.

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Listening to employees

For the Group, listening to people is an essential element of the relationship with employees and is carried out systematically by applying different internal tools and channels.

With a view to continuous updating and sharing the most important topics for the Group, the Chief Executive Officer continued to be involved. In particular, the CEO - over the course of 2024 - held 14 meetings in Italy (involving more than 4,000 colleagues) with the aim of sharing the guidelines of corporate strategy (2024-2028 Business Plan), fostering dialogue, listening and active participation.

These meetings were complemented by a further six in-person events at which the CEO met colleagues on development paths (“Talent Academy”) and new recruits.

The CEO also held four conference call meetings with all colleagues to present the financial results for the period. On these occasions, a Q&A session was also scheduled, in which participants could put questions directly to the CEO. In-depth meetings on the topics posed by the HR Managers were then scheduled for these colleagues. Answers to frequently asked questions are made available on the Intranet.

The Commercial C-levels held 24 live meetings with colleagues from the respective Divisions to share and improve understanding of the j lines and the corporate objectives for the period. At each of these meetings, colleagues were able to submit questions or remarks, commented directly or after the event on the other communications channels.

Some sales functions hold specific listening sessions - sometimes with the assistance of business partners - to present market outlooks. 45 meetings in total were held in 2024.

In July 2024, the first edition of “A Day at the Branch” was held: more than 60 branches (for a total of about 2,500 people involved) throughout Italy hosted an equal number of managers from the central structures in order to carry out a direct and fruitful discussion focusing on practical aspects of the network’s activities, so as to enhance together each concrete element and thus pursue the growth of the Bank and its people. The meetings were also attended by the Chief Executive Officer and the Deputy Chief Commercial Officer.

The main information and questions from the Network were taken up by the Departments and provided structured feedback to all staff through an article published on the intranet.

The effectiveness of involvement

Internal climate surveys and feedback collection are carried out by means of focus groups and employee satisfaction questionnaires after events, as well as interactive functions on the company intranet (comments, likes, shares). Another interaction method was also introduced (“Did you find this article useful?”) to gather colleagues’ views on the usefulness and layout clarity of the aspects discussed.

All employees, based on the methods described, can express their opinion on their working life in the Group, the applications released and the Bank’s initiatives.

In parallel, the structured and systematic practice of one-to-one meetings and interviews with employees by Human Resource Managers, also at the direct request of the individual employee, has continued. In addition, for new employees, targeted listening procedures are in place within the first few months of employment by means of special questionnaires to collect their degree of satisfaction and perception on joining the company, as well as feedback interviews during the probationary period in which any needs or points of attention are acknowledged.

2024 ANNUAL REPORT - Sustainability Reporting

Processes to remediate impacts and channels for workers to raise concerns

The Group promotes, by means of territorial meetings, moments for exchanging views and the adoption of dialogue structures, the expression of any concerns and needs of its workers.

The Group provides employees with appropriate tools for reporting possible violations of the rules of conduct (the “Whistleblowing” system). In particular, through the Whistleblowing system, as governed by the Group’s Code of Ethics, each employee is required to actively cooperate in the achievement of high ethical standards, both directly - by acting responsibly - and indirectly - by reporting any violations of laws, regulations and procedures that could have a negative impact on the Group. Through the dedicated IT platform or orally via a special telephone service, staff and qualified external personnel may report - confidentially - irregular or incorrect circumstances and conduct which they suspect or have become aware of in the course of their duties. These reports are received by the Fraud Audit department, which is also in charge of internal investigations. For more details on the complaint handling process as well as on the policies for the protection of employees using the complaint systems, please refer to Section 4 - Information on Governance (par. “Policies, objectives and actions related to whistleblowing”). A new multimedia course was implemented in 2024 in which all Group resources were enrolled, in addition to specific training measures for owners and new employees.

The protection of workers’ human rights

The Group considers the enhancement of internal skills as a priority, fostering the professional development of its employees. To this end, it adopts organisational models aimed at growth, sharing objectives, knowledge and promoting the dissemination of an ESG culture at all levels of the organisation, including through compliance with the main international agreements and treaties on the subject. In this context, the Group is committed to complying with the United Nations’ Universal Declaration of Human Rights, promoting the protection of human rights, including the principles on child labour and forced labour, and encouraging a conduct inspired by integrity and respect in line with the UN Global Compact and the UNEP Principles for Responsible Banking. These principles refer to the International Bill of Human Rights, as well as the International Labour Organisation (ILO) Declaration.

The Group therefore guarantees that people’s lives and dignity are respected, and that work organisation choices safeguard the value of individuals, as well as health and safety in the workplace, the protection of working conditions, diversity and inclusion, training and skills development, and privacy.

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Metrics

This section reports the metrics used by the Group to monitor the effectiveness of the measures taken by the company to manage its workforce. The following tables represent the actual (not estimated and not average) number of working employees at the end of the period, expressed in headcount (HC).

Characteristics and composition of the company’s employees

Template for the submission of information on the number of employees by gender

Number of employees (in number of people)
Gender	2024
Men	7,760
Women	8,967
Other	-
Not communicated	-
Total Employees	16,727

Template for the presentation of the number of employees in countries where the enterprise has at least 50 employees representing at least 10 % of the total number of employees

Number of employees
(in number of people)
Country	2024
Algeria	1
China	9
Egypt	2
France	128
India	1
Italy	16,582
Morocco	1
Russia	-
Tunisia	1
Turkey	2
Total	16,727

2024 ANNUAL REPORT - Sustainability Reporting

Template for submitting information on employees by type of contract, broken down by gender

	2024
Number of people	Women	Men	Other(*)	Not communicated	Total
Number of employees	8,967	7,760	-	-	16,727
Number of permanent employees	8,962	7,749	-	-	16,711
Number of fixed term employees	5	11	-	-	16
Number of variable-hour employees	-	-	-	-	-
Number of full-time employees	7,332	7,650	-	-	14,982
Number of part-time employees	1,635	110	-	-	1,745

(*) Gender as specified by employees

Template for submitting information on employees by type of contract, broken down by region

	2024
Number of people	North	Centre	South	Islands	Foreign	Total
Number of employees	5,759	6,689	3,111	1,023	145	16,727
Number of permanent employees	5,757	6,675	3,111	1,023	145	16,711
Number of fixed term employees	2	14	-	-	-	16
Number of variable-hour employees	-	-	-	-	-	-
Number of full-time employees	4,906	6,081	2,907	950	138	14,982
Number of part-time employees	853	608	204	73	7	1,745

The Group hires almost exclusively on permanent contracts; in residual cases, fixed term contracts are used for highly specialised positions where a longer observation period may be functional. All fixed term contracts expiring in 2024 were converted into permanent contracts. All contracts offered in recent years are for office hours from Monday to Friday.

Number and turnover rate of employees

As at 31 December 2024, the Group had a total of 16,727 working employees, down 10 units compared to 31 December 2023. The dynamics are mainly attributable to:

•	243 new hires, mainly young employees taken on mainly to strengthen the sales network;

•	256 terminations, of which 131 due to resignations.

The turnover rate, calculated as the ratio between the total number of terminations (256) and the total number of working human resources (16,727), is 1.53%. Terminations include employees leaving the workplace on a voluntary basis or due to dismissal, retirement or death in service.

Characteristics of non-employees in the company’s own workforce

The total number of workers who are not employees, but whose work is controlled by the organisation, came to 6 at the end of the period. In the HC, only workers placed at the disposal of companies whose main activity is “recruitment, selection and supply of personnel” (NACE N78 - agency workers) are considered.

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Collective bargaining coverage and social dialogue

All employees in Italy are covered by collective bargaining agreements; therefore, the percentage is 100%.

Reporting template for collective bargaining coverage and social dialogue

2024
	Collective bargaining coverage		Social Dialogue
	Employees - EEA	Employees - non-EEA	Workplace Representation (EEA only)
	(for countries with > 50 employees	(estimate for regions with > 50	(for countries with > 50 employees
	representing > 10% of total	employees representing > 10%	representing > 10% of total
Coverage rate	employees)	of total employees)	employees)
0-19%
20-39%
40-59%
60-79%
80-100%	ITA		ITA

Diversity Metrics

2024
Total number of senior management members* by gender	No.	72
Of which Men	No.	55
	%	76.4%
Of which Women	No.	17
	%	23.6%
Total number of employees by age range	No.	16,727
Less than 30 years	No.	361
	%	2.2%
Between 30 and 50 years of age	No.	7923
	%	47.4%
Over 50 years of age	No.	8443
	%	50.5%

* First and second level reporting to the administration and control bodies: for the Parent Company, Chief and First Levels; for Group Companies, the General Manager, if any.

Adequate wages

In compliance with supervisory provisions, the remuneration structures for Group personnel may consist of a fixed and a variable component. Fixed remuneration, which is the main component of the economic value distributed to employees, is aligned to provisions of the NCBA for the sector and to company bargaining agreements in force from time to time.

2024 ANNUAL REPORT - Sustainability Reporting

Social protection

Employees with a subordinate employment relationship (Italy contract) with one of the companies of the Group are covered against the various cases of loss of employment income by the protections provided by Italian law. For the Parent Company and for Widiba Bank, the provisions of the National Collective Bargaining Agreement (CCNL) for the Credit Sector in Italy and of the MPS Supplementary Agreement also apply. For MPS Tenimenti and MPS Magazzini Generali Fiduciari, the regulations of the National Collective Bargaining Agreements adopted in those companies apply. More specifically, the following covers are provided for the Parent Company and Widiba:

•	loss of income due to illness: salary and job preservation for increasing periods based on seniority, up to 36 months (Credit Sector CCNL), NASPI indemnity for 24 months following any dismissal (Italian Law), child/spouse recruitment in the case of premature death (MPS Supplementary Agreement);

•	loss of income due to unemployment: NASPI indemnity for the 24 months following any dismissal (Italian Law);

•	loss of income due to work injury and resulting disability: preservation of salary and job for increasing periods based on seniority, up to 36 months (Credit Sector CCNL), indemnified leave for disability (Italian law), benefits for approaching retirement (Italian law), NASPI (New Social Insurance Provision for Employment) indemnity for 24 months following dismissal (Italian law), insurance cover for permanent disability/death from accident (Italian law and MPS Supplementary Agreement), child/spouse recruitment in case of premature death (MPS Supplementary Agreement);

•	loss of income due to parental leave: job preservation and indemnity for compulsory and optional leave (Italian Law), in addition to salary top-ups (Credit Sector CCNL);

•	loss of income due to retirement: extraordinary income support allowance within 5 years of AGO (credit sector fund for post-employment benefits) pension entitlement, allowance according to AGO pension rules (Italian law), receipt of supplementary pension benefit (MPS Pension Funds / MPS Fund).

The following are the cases provided for by MPS Tenimenti and MPS Magazzini Generali Fiduciari:

•	loss of income due to illness: preservation of salary and job for increasing periods according to seniority, indemnity for 12/24 months following possible dismissal (Italian law);

•	loss of income due to unemployment: NASPI indemnity for the 12/24 months following any dismissal (Italian Law);

•	loss of income due to work injury and resulting disability: preservation of salary and job for increasing periods based on seniority, indemnified leave for disability (Italian law), benefits for approaching retirement (Italian law), indemnity for 12/24 months following dismissal (Italian law), insurance cover for permanent disability/death from accident (Italian law);

•	loss of income due to parental leave: job preservation and indemnity for compulsory and optional leave (Italian Law);

•	loss of income due to retirement: allowance according to AGO pension rules (Italian law).

MPS Pension Funds

As part of the welfare system provided for by the Group, in relation to the loss of income due to retirement, the MPS Pension Fund and the MPS Welfare Fund have been introduced from 2020 as forms of supplementary pension system, with the possibility of membership also extended to the tax-dependent family members of Group employees. The allocation is based on ESG criteria and both funds have been signatories to the UNPRI Protocol (Principles for Responsible Investment).

Furthermore, in accordance with current regulations, both pension funds have approved and published documents on their websites containing information relating to disclosure of the commitment policy and policies incorporation of sustainability risks into the investment decision-making processes. The funds also define the monitoring methods and ESG reporting plan, for each segment envisaging quantitative analysis of the sustainability factors implemented by specific indicators for each aspect: environmental, social and governance.

In 2024, the funds completed the alignment with Law no. 220 of 9 December 2021 as amended following Law no. 122/2022, introducing the policy on measures to offset the financing of companies producing anti-personnel mines, cluster munitions and sub-munitions, in a capacity as qualified intermediaries. Furthermore, with reference to the MPS Pension Fund, in 2024 the strategic asset allocation adjustment activity continued, through planned investing in the private markets with investment instruments with strategies that explicitly integrate environmental and/or social considerations into investment management (Article 8 of the SFDR on sustainability-related disclosures in the financial services sector, that is part of the EU Action Plan for Sustainable Finance) and with products that target sustainable investments (Article 9 of the SFDR - on sustainability-related disclosures in the financial services sector, that is part of the EU Action Plan for Sustainable Finance).

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Persons with disabilities

The share of own employees with disabilities is 6% (of which 52% men and 48% women).

In particular, these are workers hired in compliance with Law 68/1999 on the compulsory employment of disabled persons in Italy, for whom the assignment of tasks compatible with the worker’s disability is envisaged.

The criteria that identify persons considered “disabled” under Law 68/1999 are set out in Article 1 of the Law. Each year, in compliance with the regulations in force, the Group checks, on the basis of the overall workforce, the number of disabled workers to be included and proceeds, normally in agreement with Employment Centres (Provincial Offices of the Ministry of Labour responsible for compulsory employment) to recruit disabled workers. There are also additional workers belonging to the “other Protected Categories” referred to in Law 68/1999, Article 18; these are workers for whom, although not disabled, a percentage of compulsory recruitment in companies is reserved (e.g. orphans of persons who died as a result of work, refugees).

Training and skills development metrics

Number and percentage of employees receiving a review

The tables reported below show the total number of employees who received a performance review broken down by gender and category.

Headcount and percentage figures are calculated on the basis of the total number of employees as at 31 December 2023 (reference year of the assessment). Each recipient of a review record is counted, according to the provisions of relevant internal rules, of the following Group companies: Parent Company, Widiba, MPS Fiduciaria, MPS Tenimenti and Magazzini Generali Fiduciari Mantova (MGFM).

Number of employees receiving performance reviews - breakdown by gender

	Reviewed		Not Reviewed
Gender	No.	%	No.	%	Total no.
F	8,840	99.67%	29	0.33%	8,869
M	7,663	99.39%	47	0.61%	7,710
Total	16,503	99.54%	76	0.46%

Number of employees receiving performance reviews - breakdown by category

	Reviewed		Not Reviewed
Gender	No.	%	No.	%	Total no.
Executive managers	155	98.73%	2	1.27%	157
Middle Managers	6,013	99.87%	8	0.13%	6,021
Professional Areas (and other qualifications, including qualifications not included in the CCNL Credit Agreement)	10,335	99.37%	66	0.63%	10,401
Total	16,503	99.54%	76	0.46%	16,579

 2024 ANNUAL REPORT - Sustainability Reporting

Average number of training hours

The tables below show the average number of training hours by gender and by employee category. The data were calculated by extracting the traces of training delivered from 1 January 2024 to 31 December 2024 and the list of all courses completed by each resource accessing the platform during the reference period. Subsequently, the training hours provided were allocated to each resource. Only the hours of the courses that each employee completed during the year are taken into account.

Average number of training hours by gender

Details requested	QL/QT	UoM	2024
Total average number of training hours per employee	QT	h	41.5
Average number of training hours per male employee	QT	h	41.1
Average number of training hours per female employee	QT	h	41.8

Average number of training hours by employee

Details requested	QL/QT	UoM	2024
Total average number of training hours per employee	QT	h	41.5
Average number of training hours provided to managers	QT	h	28.5
Average number of training hours provided to Middle managers	QT	h	42.1
Average number of training hours provided to office staff	QT	h	41.3

Note: For 2024, in addition to Banca MPS, Widiba and MPS Fiduciaria, this includes MPS Tenimenti and MGFM

The 3D Approach model also allowed for the following in 2024:

•	a reduction in serious and very serious gaps in favour of slight and insignificant gaps;

•	a reduction in the average number of hours per capita per year. Investment in “bespoke” training allows for an improvement in skills by targeting training time to real needs.

There was an increase in the number of resources with training hours in the 40-60 hour range.

BANCA MONTE DEI PASCHI DI SIENA

Health and safety metrics

Workers covered by an occupational health and safety management system	2024
Number of employees covered by the health and safety management system (No.)	16,305
Percentage of employees covered by the health and safety management system (%)	97.48%

Note: the requested data on the total number of workers who are not employees, but whose work and/or place of work is controlled by the organisation is currently not available.

The calculation of the percentage was made by considering the ratio between the workers of the certified companies (BMPS and MGFM) and the total number of workers considered in the scope of the Annual Financial Statements.

Accidents in the workplace	2024
Total number of fatalities due to occupational accidents (No.).	0
Total number of serious accidents at work (excluding fatalities) (No.)	0
Total number of recordable accidents in the workplace (No.)	53
Hours worked (No.)	24,737,728
Rate of fatalities due to occupational accidents	0
Rate of serious accidents at work (excluding fatalities)	0
Rate of recordable accidents in the workplace	2.14
Accidents to/from workplace	92
Tasso di infortuni in itinere	3,72

Note: the requested data on the total number of workers who are not employees, but whose work and/or place of work is controlled by the organisation is currently not available.

Occupational illness	2024
Number of employees with occupational illness (No.)	0
Total number of recordable cases of occupational illness	0
of which fatalities caused by occupational illness	0
number of days lost due to work-related injuries, and fatalities work-related illnesses and fatalities resulting from illnesses	0

Note: the requested data on the total number of workers who are not employees, but whose work and/or place of work is controlled by the organisation is currently not available.

2024 ANNUAL REPORT - Sustainability Reporting

Work-life balance metrics

The Group is committed to welfare policies, which aim to create value for people and improve the corporate climate: every aspect of welfare in the Group is aimed at supporting colleagues and their families in financial, social and work/life balance terms, contributing to the increase in satisfaction, wellbeing, loyalty and productivity.

Welfare plays a central role in Level II bargaining, with talks on renewal continuing in 2024, as is a point of reference for all colleagues, thanks to ongoing dialogue with the Trade Unions. This model was also extended to personnel making recourse to the sector Solidarity Fund and for the entire period of such recourse.

Though within a framework of overall financial compatibility and sustainability, internal welfare has been supplemented over time with assets and services that meet the changing needs of employees, retired personnel and their families (currently over 50,000 individuals). The benefits are payable to all employees, for all contract types, regardless of working hours (part-time or full-time).

All company employees are entitled to family leave. When returning from parental leave, job preservation is fully guaranteed. Furthermore, note that parental leave may be taken for children up to the age of 12, in accordance with laws in force.

During 2024, a total of 1,452 employees (or 28% of eligible staff) took parental leave, of whom 325 were men (or 14% of eligible men) and 1,127 women (or 37% of eligible women). The return to work rate after maternity/paternity leave was around 94%, and those still in service 12 months after the parental leave was around 98%44 (99% for women, 98% for men).

Remuneration metrics (pay gap and total remuneration)

The Group pays special attention to the issue of gender pay equality at all levels. The gender pay gap is defined as the difference between the average hourly wage levels paid to female and male workers for the same work. For 2024, the percentage delta between the average gross hourly wage of male employees and the average gross hourly wage of female employees corresponded to 11.35%.

This ratio was also broken down by type of classification: executives, middle managers and white-collar workers and amounted to 14.80%, 6.82% and -0.91% respectively.

This objective approach to the weighting of positions helps to ensure that the remuneration policy is gender neutral and makes it possible to pursue equal pay, as evidenced by the narrowing of the gender pay gap in the Group recorded in recent years.

In addition, the Group adopts specific measures and mitigating actions aimed at promoting gender balance and equal pay for equal work, equal experience and the other objective elements required by the EBA Guidelines (Equal Pay)~~.~~

To determine the gross hourly remuneration, the value of the gross annual total remuneration (Gross ATR) was used45, neutralising the distorting effect of more women in part-time work, and dividing the resulting value by the theoretical value of the hours worked in the year, equal to 1,554.

For 2024, the Total Remuneration rate calculated as the ratio of gross annual total Remuneration of the person with the highest salary to the median of the Gross ATR of the remaining employees (excluding the aforementioned person) was 8.97.

Incidents, complaints and severe human rights impacts

There is no evidence of lawsuits and/or extrajudicial proceedings concerning incidents of violations by workforce of their gender equality rights (compared to eight reports on “harassment in the workplace”). More generally, the absence of judicial and/or extrajudicial applications on the subject of serious human rights incidents is confirmed.

44	The percentage below 100% is due to voluntary resignations from service.

45	Theoretical gross Annual Total Remuneration (ATR) as at 31 December 2024 + the tax value of Fringe benefits for housing and cars granted to employees + the company share of payments to the supplementary pension fund + the company contribution of all existing insurance cover in favour of employees + the variable remuneration paid in 2024 - Incentive Schemes and Company Bonus - regarding performance in 2023. The theoretical gross ATR was calculated by including: the basic wage, equal to the sum of guaranteed, short-term, non-variable cash remuneration (seniority pay increases, personal salary scale reviews and provisions arising from National Collective Bargaining Agreements and from Supplementary Company Agreements, past and present) and all other recurring cash benefits such as allowances linked to the employee’s role/position/discomfort and covenants linked to permanence/ stability/non-competition of the employment relationship, items that cannot be revoked at the company’s discretion, and therefore forming part of the basic wage paid to the employee.

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Workers in the value chain

[ESRS S2]

This section provides, in relation to the management of “workers in the value chain”, a description of the impacts found to be material from the double materiality analysis. Next, the section describes the policies and actions taken to manage the issue, to mitigate negative impacts, and the processes through which it monitors the effectiveness of its policies and actions. It also illustrates the channels through which workers in the value chain can express their concerns.

Impacts, Risks and Opportunities

The process of mapping impacts, risks and opportunities with reference to the standard in question includes the specificities related to the Group’s operational and commercial activities, including the analysis of internal policies, public documentation and the identification of initiatives taken to protect employees in the value chain (e.g. selection of suppliers according to social sustainability criteria). Interaction with the Group’s upstream and downstream value chain actors could indeed lead to impacts on their workforce, related, for instance, to working hours and work-life balance. On the basis of the analyses performed, the following were material:

•	Negative impacts with reference to the Upstream Value Chain perimeter related to the potential inadequacy of safeguards to ensure adequate working conditions with reference to work stability, working hours, wage adequacy, social dialogue and work-life balance;

•	Positive impacts pertaining to the Upstream Value Chain perimeter related to the existence of corporate practices and strategies aimed at safeguarding the health and safety and privacy of workers in the value chain and preventing incidents of child and forced labour.

* The topics pertaining to the following sub-sub-topics are included in the “Working Conditions” sub-topic: secure employment, working hours, adequate wages, social dialogue, freedom of association including the existence of works councils, work-life balance, health and safety.

** The sub-topic “Other labour-related rights”, issues related to the following sub-sub-topics: child labour, forced labour, privacy.

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Policies, Actions and Targets on workers in the value chain

The process of mapping impacts, risks and opportunities in relation to workers in the upstream and downstream value chain resulted in the identification of material impacts in relation to the upstream value chain only. Therefore, with regard to the topics “working conditions” and “other work-related rights”, the following paragraphs describe policies, actions and targets defined by the Group associated with the workforce belonging to the upstream value chain.

Working conditions and other labour-related rights

Issues related to the upstream value chain, working conditions and other labour-related rights are covered in this section.

Policies

The Group’s Code of Ethics is the document that governs the guiding principles, values and rules of conduct that complement the legal and regulatory obligations for workers in the upstream value chain. The Group is committed to fostering the adoption of the same among its subsidiaries, associates, business partners, consultants and collaborators in order to guide behaviour based on ethical and professional standards.

This document reflects the Group’s commitment to structuring relations with its suppliers based on fairness and transparency. Transparency, cooperation, fairness and integrity are also promoted, avoiding situations of conflict of interest or unlawful behaviour.

Application of the Code is ensured through the internal control system, which is an essential element of the overall governance system of a company. More specifically, suppliers are sensitised to providing their services in line with standards of conduct consistent with those indicated in the Code of Ethics. In fact, on the basis of contracts and general purchasing conditions, suppliers are required to expressly accept, by means of a specific form, the declaration of commitment not to engage in behaviour that conflicts with the provisions of the Group’s Code of Ethics. Therefore, suppliers, in compliance with their contractual purchasing conditions, are directed to respect the rights of their workers and the responsible handling of any resulting social criteria. The Group also undertakes to respect the United Nations Universal Declaration of Human Rights, promoting the protection of human rights, including the principles on Child Labour and Forced Labour.

For more details on the Group’s Code of Ethics, please refer to the section “Policies, Actions and Targets on Business Conduct” in “Section 4 - Governance Information”.

The Group also respects, in its relations with upstream value chain actors, the dictates of the Organisation, Management and Control Model for the prevention of offences pursuant to Legislative Decree 231/01, which lays down strict rules of conduct to be observed in the selection of the supply chain. The Group is also committed to selecting its suppliers by considering occupational health and safety related aspects and promoting joint initiatives for management and the resolution of any risk situations with a view to mutual cooperation. It is also committed to adopting a procurement policy that protects the health and safety of workers, the environment and people in general. Working conditions are also safeguarded by Group MPS’s Occupational Health and Safety Policy and the Group’s Sustainability and ESG Policy.

The constant involvement of suppliers, in order to ensure the protection of their interests, takes place through the Stakeholder Management process overseen by the Purchasing Department. For more details on stakeholder engagement, please refer to “Section 1 - General Information” of this document on the “Stakeholder Engagement” process.

To date, no cases of non-compliance with the UN Guiding Principles, the ILO Declaration or the OECD Guidelines with regard to workers in the upstream value chain have been detected at Group level.

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Policies	Description of main contents	Reference Scope (e.g. Own Operations/Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Directive on the management of regulatory obligations relating to Italian Legislative Decree 231/2001 on administrative liability	The Directive defines the 231 Model adopted by the Group, understood as a set of ethical and operational rules suitable for preventing the relevant offences pursuant to the aforementioned Legislative Decree 231/2001.	The Directive is addressed to the Parent Company and the other companies of the Group.	It has been approved by the Board of Directors.	The Document was drafted to update the Organisational Model for the prevention of risks pursuant to Legislative Decree 231/2001 (‘Discipline of the administrative liability of legal persons, companies and associations, including those without legal personality’).	It is available in the Sustainability section of the Group’s corporate website.

Health and Safety Policy of Banca Monte dei Paschi di Siena S.p.A.

The Policy defines objectives in this regard, including a commitment to:

- prevent accidents and illness;

- continuously improve health and safety management and performance;

- communicate its guiding principles to its stakeholders;

- comply with applicable legal requirements and other requirements that the company decides to enter into;

The Policy also provides the framework for setting and reviewing health and safety objectives.

		The Policy applies to the Parent Company and all Group Companies.	The Policy has been approved by the Parent Company’s Board of Directors. The responsibility for guiding the implementation of the Safety Policy lies with Top Management and all the Parent Company’s Management.	The policy is implemented in compliance with national and EU legislation on health and safety in the workplace, as well as with the UNI ISO 45001 standard (which replaces the OHSAS 18001 standard as from March 2021), whose principles are of primary reference for the general objectives of company management.	A summary is available in the Sustainability section of the Group’s corporate website and in the Suppliers Register. It is also available to all employees on the corporate intranet site.

Group Policy on Sustainability and ESG

The Policy defines the organisational model adopted by the Group to address the integration of sustainability principles along the three lines of environmental, social and governance (ESG) in the definition of the strategy, business model and corporate policies pursued in the conduct of its business.

In particular, the document defines the principles, guidelines and relevant sustainability issues that are identified, implemented and monitored in order to respond to all stakeholders. The Policy, which concerns social sustainability matters, sets out the general criteria, guidelines and measures for monitoring the direct and indirect social impact of the Group’s activities by identifying performance and risk indicators in the areas of social impact of greatest materiality to the Group, its employees and the value chain, as well as encouraging stakeholders engagement in order to understand their expectations and reflect these within the business strategy.

The Policy is addressed to the Parent Company and all Group Companies.

The Policy is subject to approval by the Board of Directors, following the opinion of the relevant Board Committees and the Executive Committee. The implementation of the Directive must be notified to the following units and Functions of the Parent Company:

- units to which the individual company reports;

- Business Owner units referring to the process: Chief Financial Officer and Sustainability and ESG Staff;

- Organisation Function.

The Policy, in the area of product development and distribution, are implemented in coherence with:

- Insurance Distribution Directive (hereinafter also ‘IDD’);

- Directive (EU) No. 2016/97;

- EU Delegated Directive 2021/1269 (hereinafter also MiFID 2 ESG).

It is available in the Sustainability section of the Group’s corporate website.

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Actions

The following initiatives involve the majority of the Group’s suppliers and external service providers, including professionals, companies and foreign businesses, and are part of the Group’s normal practice regarding the management of supply relationships. It should also be noted that the material impacts identified in the double materiality analysis are potential, therefore, to date, the Group has not had to intervene to remedy any actual negative impacts.

The Group is committed to adopting standards of supplier selection and management in order to encourage compliance with social and human rights criteria throughout the supply chain. Suppliers are selected based on an assessment process that, in the pre-selection, award and supply contract finalisation stage and through specific questions, explicitly assesses compliance with regulations on labour law, National Collective Labour Agreement application, payment of contributions (DURC) as certified by the Single Document of Contribution Regularity (hereinafter also DURC) the possession of ESG certification of the counterparty. Furthermore during the registration phase, the acquisition of documents concerning the 231 model Compliance Statement (with references to anti-corruption legislation) and anti-mafia legislation is required, with specific questions on certification and the Code of Ethics. The provisions of the Code of Ethics that the counterparty may have must not conflict with the provisions of the Group Code of Ethics.

The 231 Model of the Group, which generally oversees relations with partners, does not allow relations with suppliers unless they declare and guarantee that they know and will comply with Legislative Decree 231/2001. For specific product categories, where protecting workers’ physical wellbeing and moral character is of key importance, the commitment focuses strongly on examining the supplier’s economic and financial conditions and the level of protection for workers. To achieve this, investigative tools are used to check that authorisations and permits have been issued, prevention and safety measures have been adopted and specialised training has been provided. The individual suppliers are informed of the Group anti-corruption policies and procedures, covering 100% of suppliers with which it has commercial relations.

At the same time, at Group level, checks are conducted on an annual basis to verify any updates in the documentation that the supplier counterparty has made available to the Group regarding its social sustainability. This process makes it possible to monitor whether suppliers have not met their obligations at the time of registration in the Group’s Suppliers Register. In addition, if a new lawyer is appointed, she/he must sign contractual documentation. The Group has identified the Purchasing Department as the function dedicated, on a priority basis, to collecting the documentation and verifying the existence of supplier requisites, for the purpose of registration in the Group’s Supplier Register.

Verification activities are carried out by the Control functions concerning the extent and compliance of the data protection programmes used by the Group’s suppliers and business partners. Moreover, data protection is also ensured in contractual arrangements or cooperation agreements with third parties by envisaging specific clauses that identify the privacy roles accepted by each party.

Based on the analyses carried out by the functions involved, no serious human rights problems or incidents in the upstream value chain have been reported to date.

Objectives

The Group has not, to date, defined any specific targets to deal with the issue of value chain workers.

However, the effectiveness of the policies and actions adopted in this regard is ensured through the monitoring of specific indicators in order to ensure supply chain management aimed at respecting the principles of social and environmental sustainability. In this regard, a the verification, in the years following those of the first contractualisation, of the existence of the requisites for registration in the Group’s Supplier Register, as well as the controls carried out by the Control and Internal Audit functions, guarantee the effectiveness of the policies and actions undertaken by the Group to protect the rights of workers in the upstream value chain and to pursue the development of relations with suppliers marked by respect for the human rights of their workers.

During 2024, 100% of the new suppliers (114 in total) were assessed according to environmental criteria, in accordance with international standards. The verification activity described is carried out continuously in relation to each new supplier.

The adoption of specific targets to deal with this issue will be evaluated in the future to ensure continuous improvement of the Group’s commitment to workers in the value chain.

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Process of involving workers in the value chain on impacts

Although the Group does not have a formalised process for involving suppliers’ workers, either directly or through representatives, it does believe that the requirements assessed when signing contracts with suppliers make it indirectly possible to assess respect for the rights of the suppliers’ workers.

In particular, in the supplier evaluation stage, a questionnaire is submitted, with answers where the supplier with certification is given a score. Suppliers with certification obtain scores that also carry more weight in the selection process for the award of the supply/service.

In the registration stage, all suppliers are also asked to self-certify the adoption (where applicable) of national/regional collective agreements.

Processes to remediate negative impacts and channels for workers in the value chain to raise concerns

In order to prevent and/or remedy the concerns of workers in the value chain, the Group provides channels of free access also to external parties, such as the Whistleblowing system. This system helps control and prevent the risks that the Group may face due to facts and actions that are contrary to external rules, company regulations, internal procedures and its Code of Ethics contributing to the implementation of sustainability policies, promoting integrity and fairness.

Moreover, access is through institutional channels, and therefore the system may also be accessed by any employees or staff not only of the Group, such as employees belonging to companies that provide goods or services or perform work for third parties and perform or have performed their work for the Group. For more details on the effectiveness of the Whistleblowing system, as well as on the safeguards and protection measures for whistleblowers, please refer to the section “Protection of Whistleblowers” within Section 4 - Governance Information of this document.

2024 ANNUAL REPORT - Sustainability Reporting

Affected communities

[ESRS S3]

This section provides, in relation to the management of “affected communities”, a description of the impacts, risks and opportunities found to be material from the double materiality analysis. Next, the section outlines the policies and actions taken to manage the theme and seize material opportunities, and the processes through which it monitors the effectiveness of its policies and actions related to material impacts and opportunities related to the theme.

Impacts, Risks and Opportunities

The process to map impacts, risks and opportunities with reference to this standard includes the specific aspects related to the Group’s operations. In fact, several initiatives aimed at protecting the communities of reference are underway and planned, which could generate positive impacts on them. These impacts relate, for example, to cultural, scientific, social and environmental initiatives, work orientation activities and collaborations with local institutions for the sustainable growth of productive fabrics. Interaction with communities could also entail opportunities for the Group related to the provision of financing to support companies belonging to the national production fabric.

The mapping process included the analysis of the Group’s internal and public documentation and the identification of initiatives taken to protect communities (e.g. support to the agri-food sector) that could be materially impacted by the Group. On the basis of the analyses performed, the following were material:

•	Positive impacts with reference to the Own Operations perimeter related to the support to communities through initiatives aimed at protecting and enhancing the territory in which they reside from an urban, cultural and youth employability point of view, and with reference to the Downstream Value Chain perimeter for the actions undertaken to support employability in some key sectors at a national level;

•	Opportunities related to the Downstream Value Chain perimeter related to the expansion of the range of products and services aimed at supporting companies operating in key sectors for the national economy.

Policies, actions and targets defined by the Group in relation to territory-related impacts are described in the following paragraphs.

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Policies, Actions and Targets related to the affected communities

Territory-related impacts

This paragraph relates to the issues concerning the impacts linked to the territory, with reference to the policies, processes and safeguards defined by the Group in order to guarantee support to the reference communities from an urban, cultural and youth employability point of view and in some specific sectors of the economy.

Policies

The Group pursues the social and environmental development of the community in which it operates by means of professional development and through professional orientation events, the promotion of events relating to financial education, support for weaker categories and the enhancement of the artistic heritage (banking and national). Effective oversight of the way existing and planned actions are planned and implemented is ensured by the relevant policies.

Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Directive on Communication and External Affairs

The Directive defines guidelines and responsibilities for the governance of external communication through the Strategic Communication Plan, which details the activities of media relations and social media communication, advertising and corporate image, events,sponsorship and heritage, developing themes and methods of intervention.

In particular, the Plan deals with external communication initiatives aimed at enhancing the Group’s image (e.g. to give adequate visibility to events with territorial resonance, inaugurations, initiatives in support of local communities and/or on the occasion of special circumstances) for which specific authorisation procedures are envisaged.

		The Directive constitutes the guiding document for the Group to define the individual initiatives in the different areas.	The External Communication, Institutional Relations and Sustainability function, in line with the communication and budget strategies approved by the Board of Directors, drafts and submits the Communication Plan to the Steering Committee for subsequent approval by the Board of Directors.	The Directive has been updated to ensure greater conformity and compliance with the current legal and regulatory provisions of Legislative Decree 39 of 27/01/2010, which was followed by ABI Circular No. 15 of 25/06/2010 on the statutory audit of accounts. It is also fully aligned with Bank of Italy Circular 285/2013, having assigned the Board of Directors the supervision of the public information and communication process.	Available to all employees on the corporate intranet.

Historical archive management

The document regulates in detail the requirements inherent in the:

- production of documents of historical interest;

- the archiving of these documents in the repository;

- the transfer to the historical archive, at the end of preservation in the repository.

		The document is addressed to the Bank.	The Archives are subject to supervision by the Archival Superintendency for Tuscany, with whose cooperation the Maximum Preservation Schedule of the documentation produced by Banca Monte dei Paschi di Siena was prepared, approved by the Bank’s Board of Directors and the competent Ministry. The Historical Heritage function governs the Historical Archive and the supply of documents of historical interest identified by the Maximum Preservation Schedule.

The document is structured in accordance with the Code of Cultural Heritage and Landscape (Legislative Decree 42/2004).

The document also lays down rules to prevent an entity from being held liable under Legislative Decree 231/2001 for offences against cultural heritage introduced by Law 22/2022, such as money laundering or looting of cultural property.

Available to all employees on the corporate intranet.

Artistic Heritage Management	This document regulates in detail the fulfilments inherent to the Management of the Bank’s Artistic Heritage, understood for the purposes of this document with limited and exclusive reference only to movable assets that, according to the definition of Article 10, paragraph 3, letter a) of Legislative Decree 42/2004, are of particularly important artistic, historical, archaeological or ethno- anthropological interest.	The document applies to the Bank.	In compliance with the regulations in force, the Historical and Artistic Heritage function is in charge of cataloguing, preserving, enhancing and protecting the Bank’s artistic heritage.	The document is structured in accordance with the Italian Constitution and Legislative Decree no. 42 of 22 January 2004, “Code of Cultural and Landscape Heritage” (hereinafter referred to as Legislative Decree 42/2004).	Available to all employees on the corporate intranet.

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Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Management of Sponsorships and Fundraising	The document regulates in detail the activities related to sponsoring and fundraising initiatives.	The document is intended for the Group, except for Widiba, which operates autonomously.

Sponsorship can be of a commercial or institutional nature:

- commercial sponsorships require validation by the competent Business Function per market and are subject to a prior and final verification process to appreciate their actual commercial and visibility results;

- Institutional sponsorships are visibility and prestige initiatives, directly overseen by top management.

				The document is drafted in line with the main regulations and practices in force.	Available to all employees on the corporate intranet.

Group Policy on Sustainability and ESG

The Policy defines the organisational model adopted by the Group to address the integration of sustainability principles along the three lines of environmental, social and governance (ESG) in the definition of the strategy, business model and corporate policies pursued in the conduct of its business.

In particular, the document defines the principles, guidelines and relevant sustainability issues that are identified, implemented and monitored in order to respond to all stakeholders.

It describes the Group’s commitment to empower territories both economically and socially through products, services and initiatives with a view to supporting the business fabric, developing the local community and benefiting individuals, families and small businesses by ensuring social inclusion and access.

This is an area in which the Group has always been locally active by promoting initiatives for discussion and dialogue with customers and communities with a view to building and consolidating relationships of trust between the Bank and its customers.

This local community development occurs by means of initiatives promoting career guidance, support for young people in their search for work, appreciating of artistic heritage and culture, and financial education.

			Group Policy on Sustainability and ESG.	The Policy defines the organisational model adopted by the Group to address the integration of sustainability principles along the three lines of environmental, social and governance (ESG) in the definition of the strategy, business model and corporate policies pursued in the conduct of its business.

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Actions

This section reports the main actions taken by the Group to manage land-related impacts, mainly related to: vocational guidance of school and university students, support for the agri-food world characterising the area in which the Group operates, and the promotion of cultural initiatives aimed at spreading knowledge in the art world.

MPS Orienta

In 2024, in line with previous years, the Group also implemented the MPS Orienta programme, focusing on career guidance, the development of soft skills, financial education and, in general, relations with schools and universities.

The initiatives aim to promote employer branding, strengthen the link between education and the world of work, support the country’s economic and social development, contribute to sustainable growth strategies and strengthen relations with customers and the area in which the Group operates.

The main initiatives of the MPS Orienta programme in 2024 include:

•	Conventions and framework agreements with universities, masters and specialisation schools throughout the country: these arrangements allow young graduates or undergraduates to carry out curricular and non-curricular internships in specialist functions consistent with their studies;

•	Traineeships with the Group: 40 traineeships in specialised facilities were activated in 2024, with an average duration of 6 months, some of which ended with employment;

•	Career days: the Group participated in the 2 career days organised by the University of Siena with job orientation interviews and presentation of open internship positions;

•	Arrangements for employees and their family members: An arrangement targeting Group employees and their family members has been signed with Unitelma (the online university of La Sapienza, Rome) for subsidised enrolment in online graduate and post-graduate courses. Since the signing of the agreement in 2020 and its renewal for the two-year period 2025-26, 43 enrolments in undergraduate courses and 184 enrolments in Level I and II post-graduate courses have been recorded.

The Group and support for the agri-food business

In order to support the agri-food component of the reality in which it operates, also in 2024 the Group set the objective of specialising its products and services to support the sustainability of the community and businesses, with made-to-measure financial services and constant strategic support, through a network of specialised centres in Italy’s main agrifood districts.

In this context, the Group continued to promote MPS AgriDOP, a project designed to support companies in the ecological transition, through the development of dedicated services and products, with a special focus on companies operating in the “DOP Economy” sector46. The initiative is based on a long-term strategy to support production chains and protection consortia oriented towards the valorisation of PDO or PGI products and organic or environmental certification (e.g. ecological transition, launch of the European Green Deal programme aimed at achieving technological innovation and a circular, efficient and sustainable economy).

The network, designed to support and work alongside agricultural business owners (and likewise craftsmen, traders and tourism operators in the agrifood supply chain) in choosing financing, has expanded from 15 to 21 Agrifood Centres located throughout Italy in the strongest agricultural areas, with specialised advisors and a distinctive product mix (from financing to protection policies).

In addition to taking a series of specific actions to support target companies by activating and developing ad hoc initiatives and campaigns, the Centres play a proactive and advisory role in identifying and analysing the subsidy measures available in the area of competence, favouring the development of projects that have a positive impact on business development. Support from sector experts and solutions are also offered to guide companies towards a development process characterised by innovation, digitalisation and sustainability, which are central elements of the NRRP, are also offered.

The year 2024 also saw the Parent Company’s participation in events and the collaborations with important partners, including sponsorship of the Guida Oli d’Italia 2024 promoted by Gambero Rosso, participation in the Vinitaly event in April and the “Stati Generali dell’olivicoltura nazionale ed internazionale” (States General of National and International Olive Growing) event, the latter organised by the Ministry of Agricultural, Food and Forestry Policies MASAF, and participation in Divinazione Expo (21-29 September), within which the G7 Agricoltura (Agriculture G7) took place.

46	Segment of the production and processing of agricultural products for food with geographical indications, which constitutes an important part of the national agri-food value.

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In addition to collaboration and participation in dedicated events, the Group has undertaken initiatives to support the productive fabric in terms of access to credit and services. In this context, the product dedicated to olive-growing, called “Finanziamento Impiantolivo” with a direct Ismea guarantee was released in early July 2024 to finance farms that intend to build, restore or renovate olive-growing facilities and/or construct farm mills including bottling plants. In addition, important memoranda were signed:

•	Memorandum of Understanding with Assocamerestero: the Joint Committee to set up the operational plan was established, and regular meetings and operational sessions were organised to give impetus to the agreement;

•	Memorandum of Understanding with the Ministry of Agriculture on food sovereignty and forestry;

•	Memorandum of Understanding with the Region of Sicily - Department of Agriculture;

•	Credit mediation agreement with Simec;

•	Collaboration agreement with Coldiretti / CIB (Italian Biogas Consortium).

The Group has also adhered to the agreements signed between the Ministry of Agriculture, Food Sovereignty and Forestry (MASAF) and Cassa Depositi e Prestiti (CDP), concerning the financing of projects to support investments in the agri-food business. In particular, the Ministry signed agreements governing relations with authorities for the implementation and management of subsidised finance. Through these agreements, special Tenders (IV and V) were launched for “Supply Chain Agreements”, which through public and private financial support are expected to promote reorganisation processes in relations between operators in the Agri-food chain and Agri-energy chain. In 2024, loan extensions resolved in connection with the 4th Call for Proposals and new resolutions in connection with the 5th Call for Proposals totalled 198 for about EUR 124 mln in total granted, while there were 47 stipulations concerning the 4th Call for Proposals in the year for about EUR 31 mln. Geographically, 68% of beneficiaries are situated in the South and supported by 41% of granted resources, while 18% of beneficiaries are located in central Italy, receiving 20% of contributions. Finally, the 15% of beneficiaries in the North were financed with 39% of resources, in accordance with the table below:

GEOGRAPHIC	% DISTRIBUTION
AREAS	No. BENEF.	AMOUNT
SOUTH	68%	41%
NORTH	15%	39%
CENTRE	18%	20%

In this context, the path towards strengthening the number of agreements with protection consortia and producer organisations continued. these make it possible to determine in better detail the specific financial aspects of the producing companies related to each individual specification. In 2024, 23 bank relationships were started with PDO and PGI consortia, facilitating the activation of approximately 1,900 relationships with members/consortium members.

Other initiatives to support communities

Tourism

To support businesses and development investments in tourism, the Group has signed up to the ABI, CDP and Ministry of Tourism Agreement to promote the Fondo Rotativo Imprese [Business Revolving Fund] with the aim of encouraging energy requalification, environmental sustainability and digital innovation in the tourism sector. The incentive is aimed at improving hospitality services and upgrading accommodation facilities in terms of digitisation and environmental sustainability (50% of funds are earmarked for energy upgrades). In 2024, 11 initiatives were financed and 4 more in the first 2 months of 2025 for a total investment of more than EUR 41 mln.

The Group and the support for green energy

To encourage investments in production facilities or processes that, through the use of renewable sources, allow for the reduction of energy consumption or the pursuit of energy autonomy, the Group has activated a new business line with a specific brand, MPS Energia Verde, with which it intends to support businesses and families in their transition process, making dedicated and flexible products and solutions available to customers, as well as specialist consultancy and a network with specialised partners. In particular, the Group intends to encourage the construction of energy production plants from renewable sources, with the support of specialists able to provide detailed advice on the functioning of the measures to support the energy supply chain, including through customer support aimed at accessing the incentives provided by the NRRP, especially with regard to:

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•	Transition 5.0, which supports the digital and energy transformation process of companies;

•	CER, which stimulates the creation and development of Renewable Energy Communities;

•	Agrivoltaic, which promotes hybrid agriculture-energy systems through non-repayable grants and incentive tariffs for electricity fed into the grid;

•	Biomethane, which supports investments to build new biomethane production plants and for the total or partial reconversion of existing biogas plants powered by agricultural or agro-industrial biomass;

•	Support for self-production, to encourage the self-production of energy from renewable sources in Italy;

The initiative involved the opening of 15 MPS Energia Verde centers located throughout Italy, where specialized resources operate who have access to a network of contacts with associations and experts in the sector, also coming from the academic world.

Art and culture for the Group

The strategies adopted are also aimed at promoting cultural initiatives as an element of the Group’s identity. In 2024, the main lines of action in this area concerned the conservation and enhancement of the Group’s historical and artistic heritage in order to meet two fundamental needs: conserve assets for future generations and promote cultural enjoyment and the dissemination of knowledge. Activities related to policies to enhance heritage are developed in a manner compatible with protection, without compromising conservation requirements. The Group’s heritage, which has stratified over time, consists of the art collection, divided into various collection nuclei, and the Historical Archive47.

As regards conservation and restoration, the Group ensures careful, constant oversight of the works in the collection, regularly monitoring their conservation conditions, as well as security aspects - to prevent possible risks of damage and maintain their integrity. In addition, maintenance and restoration work is carried out annually on items that require specific attention. This work is planned in agreement with local Superintendence Offices for the Fine Arts. During the year, work was carried out on 139 artefacts, including 110 paintings, 24 sculptures and 5 ceramic and bronze plates. The restorers were selected from the List of Professional Restorers of Cultural Heritage pursuant to Article 182, Italian Legislative Decree 42/2004, depending on the kind of asset being restored.

The Group, through its participation in the Cultural Relations working group of the Italian Banking Association (ABI), identifies the cultural strategies to be pursued, shared by all banking institutions. In this context, the Group ensures that book and archive materials can be consulted. In addition, in order to promote public enjoyment, free usage contracts have been signed with cultural bodies and institutions, which allow for a wider opening to the community through projects that enrich the local and national cultural offering. In 2024, more than 130 works of art were lent as part of 12 temporary exhibitions in Italy and abroad. As for consultations for study and research activities, in 2024 there were 20 accesses to the Historical Archive.

Free use of the works was also renewed at the Casa Buonarroti Foundation, Florence, and the Municipality of Casole d’Elsa. During the year, a free loan agreement was entered into with the Museum Complex of Palazzo Ducale di Mantua, concerning the Gonzaga collection of coins and medals (consisting of 2,184 items), for exhibition purposes in the Rustica rooms of Palazzo Ducale, to bring greater value to the local area.

Objectives

The Group has not currently defined specific measurable objectives to manage the issue that has been found to be material with reference to the affected communities, but it does monitor the policies and actions in relation to the impacts on the territory by assessing the performance of specific indicators linked to the proposed initiatives. For example, as part of MPS Orienta, the Group annually notes the number of internships activated and the number of participants in career day initiatives.

The adoption of specific targets to deal with this issue will be evaluated in the future to ensure continuous improvement of the Group’s commitment to the affected communities.

47	The Bank’s Historical Archive has been recognised by the Ministry of Cultural and Environmental Heritage (deed no. 685 of 7 April 1997) as a “Private Archive of notable historical interest” and is therefore subject to the constraints, obligations and administrative responsibilities of keeping it in order and proper preservation that derive from it.

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Processes for engaging with affected communities about impacts

The Group’s business model seeks to enhance the needs of customers and small and medium-sized enterprises rooted in the territory by listening to their needs in order to identify new opportunities and community needs. The Group recognises the importance of the point of view of the affected communities, promoting structured interaction with associations, bodies, institutions and players in the civil economy, operating in the area. In particular, through dialogue with the community and territories, the Group seeks to share its artistic heritage and knowledge.

The focus on communication with and involvement of the target communities is directly implemented through events and sponsorships as tools for dialogue and discussion with stakeholders. Through such initiatives, the institute aims to forge solid and transparent relationships, encouraging the participation and involvement of all local stakeholders.

This commitment translates into a regulated and formalised approach, seeking consistency and clarity in communication activities, governed by the Group Communication and External Relations Directive. In particular, the Group’s external communication is overseen by the External Communication, Institutional Relations Department, through:

•	the definition of policies, criteria, rules and the planning of communication initiative (opportunities, priorities, etc.);

•	the direct implementation of communication initiatives or the monitoring and control of measures implemented directly by Group companies within the limits of granted powers;

•	the planning and holding of conferences (congresses, seminars, openings) and exhibitions and fairs.

In addition, the “Media Relations, Events and Sponsoring” function coordinates and supervises any activities delegated to the relevant Group functions. In particular, the functions of the Group companies involved in the conception and/or planning of an engagement initiative are required to report the related data of the intervention itself to the above-mentioned function. This reporting must be carried out from the time when the initiative is proposed and, for events planned by external parties, from the time when they become aware of it, in order to allow for an accurate assessment of the initiative by the Functions in charge of this area.

The Group is also committed to supporting the most vulnerable and marginalised communities, through specific actions to listen and respond to their needs. Through support programmes, the Group stimulates youth employability and supports strategic sectors such as agribusiness and tourism.

The Group’s commitment to community rights

The Group pursues the creation of value for all significant stakeholders through a sustainable development model aimed at the growth of its customers and the territory in which it operates.

The Group seeks the promotion, development of economic well-being and the quality of the social contexts in which it operates by supporting programmes to protect communities and territories. More specifically, we report:

•	contributions to cultural, scientific, social and environmental initiatives;

•	work orientation and financial education activities;

•	products and services for the most vulnerable and needy groups and individuals in society;

•	partnerships with local institutions for the sustainable growth of the production chain, and for the development

•	of wellbeing and the health of the social context.

The reference policy is the Group’s Code of Ethics, which set forth the commitment to comply with internal rules and procedures, external codes and agreements, including international ones, to which it adheres, contractual provisions and legal and regulatory obligations in force in every geographical context and sphere of activity in which it operates.

The principles of the Code apply to the Group’s activities and concern all actions dedicated to local areas, the environment and the community. For further details on the Code of Ethics and alignment with international standards and initiatives, see the “Business conduct” chapter of “Section 4 - Information on Governance”.

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Consumers and end-users

[ESRS S4]

This section provides, in relation to the management of “consumers and end-users”, a description of the impacts, risks and opportunities found to be material from the double materiality analysis. Below, the section outlines the policies and actions taken to manage the issue, to mitigate risks and negative impacts, to seize material opportunities, and the targets set to monitor the effectiveness of the actions. It also explains the general processes for engaging consumers and/or end-users and their representatives on identified impacts that affect them, as well as the mechanisms for remedying negative impacts and the channels through which they can voice their concerns.

Impacts, Risks and Opportunities

The process to map impacts, risks and opportunities with reference to this standard includes the specific aspects related to the Group’s operational and commercial activities. As a financial institution, the Group offers a wide range of financial products and services that could impact consumers and end-users as customers. These impacts relate, for example, to the issues of data protection, accessibility of financial services and inclusion. Interaction with customers and end-users of our products and services may, on the other hand, also entail risks, such as risks related to the potential breach of information systems resulting in the loss of sensitive data and reputational impacts. Finally, this interaction can also generate opportunities for the Group, e.g. by increasing customer confidence in the safeguards defined to protect customers.

The mapping process included the analysis of the Group’s internal policies, public documentation, the identification of the initiatives taken to protect customers and end-users (e.g. digitalised communications to customers and Digital Banking operations) with reference to all categories of customers and end-users that could be materially impacted by the Group. In particular, customers and end users include institutional, corporate and retail customers of the Group’s products and services as well as business partners and suppliers.

On the basis of the analyses performed, the following were material:

•	Negative impacts with reference to the Own Operations and Downstream Value Chain perimeter related to the potential inadequacy of safeguards to protect information concerning customers and end users;

•	Positive impacts pertaining to the Own Operations perimeter related to the existence of business practices and strategies aimed at safeguarding customers’ freedom of expression, access to products and services presented in a clear and transparent manner, personal safety and social inclusion. Examples include initiatives aimed at digitalising processes (e.g. user authentication methods to improve the customer experience, the adoption of technological solutions products aimed at social inclusion);

•	Operational and reputational risk related to the Own Operations and Downstream Value Chain perimeter and linked to the potential violation of personal data protection of customers and end users;

•	Opportunities related to the Own Operations perimeter attributable to the increase of Stakeholder confidence in the definition and implementation of safeguards to ensure freedom of expression (e.g. through the submission of complaints) and the protection of customers’ personal data. With regard to the Downstream Value Chain, opportunities can be found in the expansion of the range of products and services aimed at ensuring the social inclusion of customers and the strengthening of privacy safeguards.

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For the issues found to be material, the following paragraphs describe the policies, actions and targets defined by the Group in relation to the protection of personal data (hereinafter referred to as privacy), the processes of listening to customers and filing complaints, the quality of information on products offered, personal safety, non-discrimination, the accessibility of products and services offered (also in terms of digitalisation) and the adoption of responsible business practices.

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Policies, Actions and Targets for consumers and end users

Privacy

This section deals with privacy issues, with reference to the policies, processes and controls defined by the Group to ensure IT security and protect the personal data of customers and end users from unauthorised access and loss of data.

Policies

Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Policy on data protection compliance management Data Protection Policy

The policy describes the privacy policy adopted by the Group according to the following methodological approach:

- operational and privacy control, aimed at ensuring:

(i)   compliance with the principles of personal data protection from the design or use phase of the technologies;

(ii)  respect for the rights exercised by the persons concerned (access, rectification, cancellation, etc.);

(iii) implementation of the Records of processing activities;

(iv) management of data breach events.

- roles and responsibilities in the Bank;

- privacy information flows;

- planning and reporting on the activities and controls;

- training and empowerment of employees in all relevant business lines.

		Parent Company and Widiba Group and Fiduciaria companies.	The Policy has been approved by the Board of Directors, which is responsible for the overall supervision of the data protection compliance management system, policies and process and provides strategic guidance on the matter and issues the necessary instructions for its implementation across all business lines.

Drafted in accordance with:

- EU Regulation 2016/679 (GDPR);

- Legislative Decree196/2003 (Privacy Code) as subsequently amended by Legislative Decree 101/2018;

- Guidelines, measures and other pronouncements of the Italian Data Protection Authority and the EDPB, as well as other general regulations with an impact on privacy.

The contents of the Policy are available in the “Data Protection Policy”, which is available in the Sustainability section of the Group’s website.
Group Policy on Logical Security Governance	It defines the Group’s organisational model, principles and responsibilities for the ‘Logical Security Governance’ process, with the aim of protecting the company’s information assets through the ‘Information Security Management System’ (ISMS), providing a medium/ long-term strategic direction.	All Group companies.	The Group’s companies implement by resolution their own Top Management by adapting responsibilities, processes and internal rules, in line with their own characteristics and size The governance of the Group’s logical security is centralised in the Information Security function of the Parent Company. Implementation is guided and set up by the Information Security and Information Technology functions.	It regulates how the ISMS is managed in accordance with internal and external reference standards (e.g. ISO/IEC 2700x (series)).	Available to all employees on the corporate intranet.

In the context of customer and end-user protection, privacy protection and IT security safeguards play a key role in ensuring that data and information, throughout their entire lifecycle, are adequately protected, in accordance with regulatory requirements on the protection of personal data and safeguarding of company assets.

The Group implements policies on this issue through the ‘Data Protection Policy’ and the ‘Group Policy on Logical Security Governance’, which define the guidelines and objectives to be pursued, through the ‘Information Security Management System’ (hereafter ISMS). to ensure that data and information, during their entire life cycle, are adequately protected, in accordance with regulatory requirements on the protection of personal data and the safeguarding of company assets.

The ISMS is based on the assessment of all risks associated with the subject and their management through the planning and implementation of the prevention and protection measures necessary to minimise these risks.

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To guarantee the reliability of the information processed, as well as the effectiveness and efficiency of the processes involving the Group’s stakeholders (customers, shareholders, suppliers, partners, etc.), all security aspects must be properly taken into account and integrated into all phases of the ICT service life cycle and apply to all forms of personal data, regardless of the data subject to whom they refer and/or the channel through which they are received, and apply to all Group companies. The above said Directive is reviewed annually and updated at least every three years, or in any case whenever a significant change is detected in reference legislation, security standards, internal processes, processes adopted by outsourcers, attack scenarios, Group technologies and organisational structure is detected.

Actions

The Parent Company, with the support and cooperation of all the corporate functions and Group companies, has established the Information Security Management System (ISMS), for areas under its responsibility: a set of organisational structures, processes, procedures and technological solutions adopted for the purpose of protecting the Group’s own information assets and the information that Customers and end users exchange with the Group. Specifically, the ISMS:

•	formalises process, operational and technological safety requirements, in accordance with regulations in force and industry best practice, defining strategic safety plans and how results are monitored;

•	defines and implements the security architecture;

•	guarantees the confidentiality, integrity, availability, verifiability and accountability of information;

•	operationally manages security activities (incident management, fraud prevention activities, emergency communication management, change management, etc.);

•	supports staff awareness and training in information security;

•	makes it possible to monitor security levels and the effectiveness of the measures taken in order to facilitate audits and implement a process of continuous improvement.

All planned initiatives in the 2022-2024 time horizon were completed during 2024 and the most significant are described below:

•	Firewall configuration review, aimed at strengthening the management of the Bank’s firewalls, i.e. the security measures that protect IT systems and sensitive information from unauthorised access and cyber attacks, by carrying out a review of the rules currently in place, in line with international frameworks, eliminating non-compliant rules and creating new ones in line with the standards.

•	Zero password, with the aim of providing specific authentication solutions that do not require customers and users of the Bank to enter passwords and allowing them to be authenticated, for example by means of a push notification received on their device, or through a biometric identifier.

In order to strengthen its staff’s awareness of information security, which is considered crucial to ensuring the effectiveness of the ISMS, the Group regularly sets up training programmes to educate employees on the policies pursued, security practices, associated risks and procedures to follow in the event of incidents. Training needs are identified according to the 3D approach model described in the Own Workforce section.

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Objectives

The main objectives in the area of information security have been defined in the Information Security Strategic Plan 2024-2028. For 2025, the project areas already started in 2024 are expected to be completed, with particular reference to those resulting from the outcomes of the Cyber Resilience Stress Tests, and new initiatives to strengthen certain security processes and platforms will be launched.

The main planned initiatives are outlined below:

•	Strengthening security safeguards, with the aim of increasing and evolving the Group’s cybersecurity[48] posture to protect the data and information managed by the information system, through:

-	Implementing advanced data security and identity & access management solutions;

-	Strengthening perimeter defence safeguards;

-	Improving security incident detection and management systems;

-	Strengthening security controls and safeguards for corporate devices;

•	Strengthening digital resilience, in order to define and adopt technological/organisational measures aimed at guaranteeing the Group’s operational resilience against the continuously evolving threats to security and operations,, and lastly to strengthen the business continuity management framework, and the infrastructure elements supporting the availability of corporate applications and data;

•	Transposing regulatory requirements with the aim of ensuring continuous adaptation to the Supervisory Authority’s requirements in force from time to time and to the findings emerging from the works of the Supervisory Authorities and to standardise and strengthen “system” resilience;

•	Increasing cybersecurity awareness in order to raise the level of customer awareness of cyber risks and key defence techniques, by providing training initiatives and periodic communication campaigns.

In defining such targets, the Group gives due consideration to the interests of key stakeholders, as detailed in the Stakeholder Engagement process section of this document.

IT security performance is assessed using a proprietary framework to evaluate the level of maturity of the Group’s security safeguards. This framework is evaluated quarterly and includes a review of the status of the security posture, which takes into account any new implementations/design initiatives that occurred during the period under review.

Freedom of expression

Issues relating to the freedom of expression of customers, with particular reference to the processes of listening to customers and the submission of complaints by them, are dealt with in this paragraph.

Policies

As set out in the Code of Ethics, the Group is committed to responding to complaints aired by customers and their protection associations by using appropriate and timely communication systems. Complaints are handled in such a way as to ensure that they are dealt with promptly and thoroughly and are an important element in improving activities and procedures, overcoming conflicts and restoring customer confidence and satisfaction. In this respect, dissatisfied customers are guaranteed clear interaction, free of charge.

The Group is also committed to providing customers with clear and comprehensive information on how to file and handle complaints, and on access to out-of-court dispute resolution bodies. Furthermore, as set out in the Group Policy on handling complaints, ABF and ACF appeals and complaints, the proper management of complaints constitutes for the Group:

•	an essential activity to establish a satisfactory customer relationship;

•	a tool for identifying any critical issues and improving the quality of products/services provided;

•	a useful safeguard in protecting the customer, both to encourage amicable resolution of disputes, and to define, in cases where this does not occur, the parties’ positions, conducting an initial investigation before pursuing the dispute in other judicial settings.

48	The cybersecurity posture represents the set of measures, policies and technologies deployed by an organisation to mitigate cyber risks and protect digital assets.

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In defining the contents of the policies, the Group gives due consideration to the interests of key stakeholders, as detailed in the Stakeholder Engagement process section of this document.

Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Policy on complaints management, ABF and ACF appeals and petitions	The policy has the following aims: ensure prompt, clear, complete and exhaustive answers to customers, reduce customer disputes and, in cases where this is not the case, define the position of the parties by carrying out an initial preliminary investigation phase with a view to the possible continuation of the dispute in other fora; obtain information on the company’s operations and identify any critical issues and/or areas for improvement.	The Policy is addressed to the Bank and the following Group Companies: - Widiba; - MPS Fiduciaria.	The Parent Company’s Board of Directors discusses, defines and approves policies on the handling of complaints and appeals to the ABF and ACF.	The policy is drafted in compliance with the main relevant external legislative and regulatory references (e.g. Consolidated Law on Banking, Bank of Italy provisions, relevant Consob resolutions).	The contents are available at the Complaints and Appeals link on the Sustainability section of the Group’s website.

Actions

The operational procedures for handling complaints adopted by the Group outline the responsibilities assigned to the various corporate structures and define at least the following activities:

•	receipt of the complaint;

•	the census and taking charge of it;

•	the preliminary investigation (during which the necessary information and documents are acquired to determine whether the complaint is well-founded or not, resorting where necessary to the contribution of the competent structures in each instance), which ends with the preparation of a settlement proposal aimed at taking a legitimate and correct decision on the outcome of the dispute;

•	the resolution determining the outcome of the complaint (rejected, upheld or partially upheld); this decision is taken on the basis of the evidence and knowledge gathered in the course of the investigation;

•	communication of the outcome to the customer;

•	accounting.

In carrying out this activity, the following aspects in particular are taken into account, in relation to the peculiarities of individual complaints:

•	situation that gave rise to the dispute and circumstances that emerged in the reconstruction of the events, assessing any critical aspects of the marketing process and customer information, the correct application of company regulations and contractual provisions, and the possible presence of internal fraud;

•	contractual formalisation of the products/services that are the subject of the complaint, noting any documentary deficiencies;

•	commercial assessment of the relationship with the customer also for credit aspects;

•	content of opinions expressed by other corporate functions that may have been consulted;

•	well-established guidelines taken by arbitrators (ABF and ACF) or by the jurisprudence of merit and legitimacy;

•	risks of losing and compliance with external standards;

•	congruity of any economic claims made by customers with respect to the grievances complained of and/or the losses/ damages actually suffered.

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Objectives

In the area of “freedom of expression”, the Group has not planned to identify measurable quantitative targets. However, it has defined policies and actions to ensure the quality of the services provided to customers and to monitor the constant improvement of the customer experience, consistent with current external regulations. This translates into constant monitoring, both quantitative and qualitative, of the activity carried out by the Complaints and Mediation Department in terms of compliance with processing times and in terms of effectiveness; in particular, the focus is on the number of upheld/ partially upheld/rejected grievances and the number of favourable/partially favourable/unfavourable arbitration decisions.

Health and safety

This section deals with issues related to the protection of the health and safety of customers and end users, i.e. the set of policies, measures and procedures adopted by the Group to ensure that the use of the products and services offered is in compliance with the protection of their health and safety and with reference to the activities carried out by the Group and within its Offices and Branches by preventing injuries and illnesses.

Policies

The protection of customers and end users is a primary objective for the Group, in order to guarantee the safety of its customers and contribute to a lasting relationship of trust.

The success of health and safety oversight depends on constant commitment and compliance by all personnel. Therefore, activities concerning information and training on occupational health and safety issues are considered essential within the Group in order to spread an adequate awareness of the importance of these issues among the workforce and to increase the “safety culture” in a broader sense.

In this context, the occupational health and safety policy (the “Safety Policy”), constitutes the point of reference within the Group for risk assessment, definition and review of health and safety objectives. As a result, the Group is committed to informing everyone in company environments (employees, suppliers, customers) about the the organization in charge of safety and emergency management, as well as the risks and the relevant prevention and protection standards adopted.

In defining the contents of that policy, the Group gives due consideration to the interests of key stakeholders, as detailed in the Stakeholder Engagement process section of this document.

Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Health and Safety Policy of Banca Monte dei Paschi di Siena S.p.A

The Policy defines objectives in this regard, including a commitment to:

- prevent accidents and illness;

- continuously improve health and safety management and performance;

- communicate its guiding principles to its stakeholders;

- comply with applicable legal requirements and other requirements that the company decides to enter into.

- The Policy also provides the framework for setting and reviewing health and safety objectives.

		The Policy applies to the Parent Company and all Group Companies.	The Policy has been approved by the Parent Company’s Board of Directors. The responsibility for guiding the implementation of the Safety Policy lies with Top Management and all of the Parent Company’s Management.	The policy is implemented in compliance with national and EU legislation on health and safety in the workplace, as well as with the UNI ISO 45001 standard (which replaces the OHSAS 18001 standard as from March 2021), whose principles are of primary reference for the general objectives of company management.	A summary is available in the Sustainability section of the Group’s corporate website and in the Suppliers Register. It is also available to all employees on the corporate intranet site.

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Actions

In order to build solid technical and organisational safeguards in the banking sector, as regards corporate safety management, the Parent Company has taken every step necessary to develop an “Occupational Health and Safety Management System” and to gradually incorporate it into the other management systems implemented, as well as extending it to the other Group companies. Initiatives have also been promoted for dissemination of the culture of occupational health and safety, and the interaction between corporate structures, in order to achieve cooperation and business efficiency in terms of safety, while ensuring the traceability of related responsibilities.

For more details on actions in the area of corporate health and safety, please refer to the chapter Own Workforce in “Section 3 - Social Information” of this Report.

Objectives

In the area of consumer and end-user health and safety protection, the Group has so far not set any measurable targets. However, the effectiveness of the policies and actions adopted is duly guaranteed by the external audits and improvement programmes and continuous dialogue with the Workers’ Safety Representatives, processes through which the Group ensures continuous monitoring of the “Occupational Health and Safety Management System”.

Non-discrimination

This paragraph relates to the issues of non-discrimination of customers and end consumers in accessing the products and services offered by the Group.

Policies

The Rules on Inclusion define the Group’s commitment to inclusion, fairness and equality, respect and listening, values that inspire the Group and are confirmed in the Code of Ethics. In day-to-day communication with customers, staff maintain an open and aware approach, taking into account the specific aspects of each person and, when faced with counterparties who present physical problems of any kind, or who, for example, come from foreign countries, they will act naturally and with respect, adopting an approach aimed at listening and being helpful, without being intrusive or imposing.

In defining the contents of that policy, the Group gives due consideration to the interests of key stakeholders, as detailed in the Stakeholder Engagement process section of this document.

Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Rules on inclusion	The document defines commitments in terms of valuing diversity, inclusion, equity and parity that the Company aims to pursue in all phases of the business life of each person.	The Policy is addressed to the Parent Company and all Group Companies.	The transposition of the document must be notified to the Unit to which the individual company reports, the Professional Development, D&I and Internal Communication functions.	The policy is implemented in accordance with the principles adopted by international organisations (e.g. the EU Charter of Fundamental Rights, the UN Declaration of Human Rights, the 2030 Agenda for Sustainable Development and the Principles for Responsible Banking).	These are available in the Sustainability section of the Group’s corporate website.

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Actions

Communication, a fundamental means of sharing corporate information, is developed with a language that helps to counteract the formation of stereotypes and prejudices and to eliminate discrimination towards customers and the general public. Effective peer-to-peer communication ensures that people are represented, listened to and treated equally, respecting differences and promoting inclusion, in compliance with the indications contained in Directive EU/54/2006 on the implementation of the principle of equal opportunities and equal treatment of men and women in matters of employment and occupation and the UN Convention on the Rights of Persons with Disabilities.

•	The corporate guidelines to be observed in the communication concern:

•	the use of language appropriate to the target audience identified and, where possible, inclusive and accessible;

•	the use of images that consider gender, social, ethnic and cultural differences;

•	the adoption of communication channels that convey clear and accessible communications oriented towards inclusion and combating all types of discrimination and prejudice;

•	the organisation of events (e.g. congresses, seminars, openings) managed in such a way as to provide for a fair distribution of speakers (between men and women) and participants, the accessibility of the chosen venue.

Objectives

In the area of “freedom of expression”, the Group has not planned to identify measurable quantitative targets. However, the effectiveness of policies and actions taken in this regard is adequately monitored through the collection of feedback and consumer involvement adequately described in the section “Consumer and end-user involvement processes”.

Access to products and services in terms of digitalisation of supply

This section covers the issues of access to products and services with regard to customers and end users in terms of offering digitalised products and services are covered in this section.

Policies

The Group, operating in a context of continuous evolution and transformation, continues its initiative to digitalise customer interactions by expanding the range of products, services and access channels offered and improving access to banking services and products for less digitalised stakeholder categories, ensuring a smoother and more satisfying experience for all customers, regardless of their degree of familiarity with digital technologies, with the ultimate aim of optimising the customer experience.

Through the Group Directive on ICT Governance and Strategy Definition, the Group defined an IT strategy aimed at operational excellence, i.e., constant improvement of the stability, performance, quality and level of satisfaction of the services provided to the Group’s Customers and employees.

This strategy aims to develop a bank-customer relationship model centred on the ability to reach the bank at any time and from any device through the use of enabling technologies to provide a distinctive service and anticipate customers’ needs.

In defining the contents of the above mentioned policies, the Group gives due consideration to the interests of key stakeholders, as detailed in the Stakeholder Engagement process section of this document.

Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Policy on Governance and definition of the IT strategy	It defines the organisational model adopted by the Group, the principles and responsibilities for the “Logical Security Governance” Process with the objective of protecting the company’s information assets, providing a medium/long-term general and strategic direction that enables the achievement of the objectives set in its Digital Operational Resilience Strategy.	The Policy is addressed to the Bank and all Group Companies.	The transposition of the Directive must be notified to the corporate reporting unit of the individual company, the IT (Information Technology) function and the Organisation Area.	The Policy is implemented in accordance with the provisions of Bank of Italy Circular 285/2013, which describes the governance and operation of information systems supporting the Bank.	Available to all employees on the corporate intranet.

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Actions

Against the backdrop of the defined IT strategy, the Group has planned and put in place multiple actions aimed at innovating alternative distribution channels (including by targeting disadvantaged demographics) in the services described below.

ATM and Electronic money Services

A migration plan for the ATM pool, which will end in 2025, has been initiated, which includes upgrading the operating system of the machines, aimed at increasing their security and reducing their vulnerability, combating malicious attacks and making the software and hardware released by suppliers more compatible, in order to improve the digital customer experience in terms of protection when using the service.

In the E-money sector, the Group extended the audio guide function of the Parent Company ATMs to cover debit and credit cards on the international circuit. This innovation allows blind or visually impaired customers to access main functions, such as querying balances, current account movements and withdrawals. In addition, the use of Google Pay and ApplePay digital payment wallets was extended to the cards of the Parent Company’s and Widiba Bank’s customers.

Internet banking services

The Parent Company offers internet banking services for its retail and corporate customers. During 2024, the process of optimising the multi-channel platform, improving the counterparty experience and enhancing protection tools, continued. At the same time, the range of online services offered was expanded and the interaction between the branch and online channels improved to enable the extension of full paperless processes and a consequent saving of time for customers and managers by enriching the perimeter of deeds and contracts prepared in the branch and signable through internet banking, and to pursue the objective of minimising the use of paper in line with the Group’s commitment to combating climate change and protecting the environment.

2024 saw the continued commitment of the Parent Company to the issues of accessibility and user-friendliness of all channels available to customers and employees. In this regard, Banca MPS uses assistive technologies, consistent with the technology available on the market, to make screen-reader readable sites and apps and integrated engine in smartphones (e.g. voiceovers) and performs periodic checks to identify any technical and user experience issues.

The Parent Company continues to make use of specialised providers and industry associations to ensure complete accessibility and usability of internet banking information and transaction operations from desktop, mobile and apps.

In 2024, Banca MPS, leveraging its well-established open banking platform planned to extend the available services by providing payment cancellation (customers will be able to request the cancellation of a payment through the third party used to dispatch it) and bulk payments (through each third parties will be able to offer a service to send a list of payments in a single transaction). At the same time, solutions are being explored to reduce and/or eliminate difficulties in interactions with third parties when the customer authorises payments.

Objectives

In the area of “Access to products and services in terms of digitalisation of the offering”, the Group did not envisage the identification of measurable quantitative targets. However, the effectiveness of the policies and actions adopted, described above, is adequately monitored through the monitoring activities carried out by the Body with Strategic Supervision Function (OFSS) which, in accordance with the “Group Directive on IT Governance and Strategy Definition”, assesses the adequacy, functionality and reliability of the entire information system and individual services provided.

In detail, the Body is informed at least annually about the adequacy of the services provided.

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Responsible business practices of the Group, access to and quality information on products offered in terms of social inclusion

This paragraph is related to the Group’s responsible business practices, the offering of products to promote social inclusion and the availability of quality information on these products.

Policies

Meeting customer needs is a fundamental condition for the Group in conducting its business activities and an inescapable requirement in maintaining and improving a relationship of trust with customers. For this reason, the Parent Company is strongly focused on maintaining transparent, continuous and non-discriminatory communications.

The Group Policy on Commercial Policies ensures effective management and oversight of processes for interactions between the Group and its customers. Taking into account the requirements of external regulations on investment and banking services and the related rules of conduct towards customers, it defines methodologies, models and business rules with reference to key processes such as:

•	the definition and management of service models, i.e. the definition and management of elements supporting the enhancement of the customer relationship;

•	the definition of processes and rules to protect customers in the provision of banking products and services, in compliance with applicable regulatory requirements;

•	the definition of commercial marketing plans, which outline the commercial market strategy, planning annual and periodic objectives and defining the levers in terms of initiatives, pricing, products, promotions and communications to support their achievement.

•	the oversight of customer relationship management;

The Group implements product design, development and marketing policies that take into account the needs of its customers as well as legal provisions on issues of transparency and fairness in customer relations, in order to prevent unfair commercial practices. This is also reiterated in the Code of Ethics, which states that the Group has put in place appropriate operating procedures that allow it to propose the most suitable products or services based on customers’ actual needs and requirements. Customers, before subscribing to a product or service, are provided with clear and comprehensive information on the conditions and services offered, to encourage informed choices.

Particular focus is given to the needs of the more vulnerable customers and society in general, with the promotion of access to banking services, informed use of credit, and the prevention of over-indebtedness. Furthermore, the Group fosters social welfare through the creation of sustainable products and services tailored to the needs of its customers by supporting a development model aimed at including categories of people with basic financial needs.

In this context, as stated in the “Sustainability and ESG Guideline”, the Group operates with a focus on respect for human rights, fairness and inclusion, fundamental rights on work and standards regarding child labour and forced labour, health and safety, and the adoption of good corporate governance practices. In order to contribute to the protection of the wellbeing of the health and development of the entire community and in line with the values and principles expressed in the Code of Ethics, exclusion and enhanced due diligence policies for certain high social impact sectors have been defined within the Sustainability and ESG Directive. Specifically:

Production and marketing of armament materials:

•	Exclusion policies aimed at avoiding involvement in the financing and brokering of transactions related to arms production and trade, as referred to in Law no.185/90. With reference to the production, transit and/or marketing of armament materials, the Group may support operations that have been authorised by the relevant authorities and that comply with applicable and current legislation;

•	Exclusion policy for counterparties and transactions involving controversial weapons and/or weapons banned by international treaties, e.g. nuclear, biological and chemical weapons, cluster bombs, weapons containing depleted uranium, anti-personnel landmines; the Group does not support transactions destined for countries subject to sanctions and embargoes, countries in armed conflict and/or whose governments have been responsible for serious violations of international human rights conventions, nor does it have any dealings with entities operating in these market sectors.

2024 ANNUAL REPORT - Sustainability Reporting

Tobacco Industry and Cultivation:

A due diligence assessment of transactions aimed at financing counterparties and activities/projects related to tobacco cultivation and the tobacco industry based on the following criteria:

•	involvement or otherwise in corrupt or ethically controversial events that expose the company to particular media attention and criticism;

•	state-owned company or state-owned concessionary service provider;

•	company with revenues mainly from activities related to the cultivation and production of tobacco;

•	company with revenues mainly from activities related to the cultivation and production of tobacco for pharmaceutical purposes.

Development and dissemination of gambling:

A due diligence assessment of the risks, including reputational risks, associated with the nature and purpose of the transaction and the profile of the counterparty. Specifically, with reference to the nature and purpose of each transaction, the following transactions are subject to extended due diligence:

•	the provision of online gambling platforms;

•	the purchase, construction, development and expansion of gambling halls;

•	the purchase and production of machinery that promotes gambling;

•	the marketing and sales promotion activities related to gambling.

In defining the contents of the policies, the Group gives due consideration to the interests of key stakeholders, as detailed in the Stakeholder Engagement process section of this document.

In addition, all Group policies and directives are validated in advance by the Compliance function in order to certify that their contents comply with risk control and external regulations. Policies and directives classified as strategically significant (e.g. product policy, commercial policy, financial product governance and control directive) are subject to review at least every three years and are subject to approval by the Board of Directors.

Policies on strategic guidelines for assuming, managing, monitoring and mitigating the risks to which the Group is exposed are reviewed at least once a year and require the prior opinion of the Risk and Sustainability Committee.

Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Policy on Commercial Policies	The Policy defines the methodologies, models and corporate rules adopted by the Group on Commercial Policies on the set of elements characterising the relationship between the Group and its Customers.	The Policy is addressed to the Parent Company and the Group companies involved in the Commercial Policies (Widiba,, MPS Fiduciaria, MPS Belgio, Montepaschi Banque).	This policy, classified as strategically significant, has been approved by the Board of Directors, which is responsible for the overall commercial policy guidelines.	The Commercial Policies comply with the requirements of external regulations on investment and banking services and the related rules of conduct towards customers (e.g. EU GDPR Regulation 2016/679; MIFID II 2014/65, etc...).	Available to all employees on the corporate intranet.

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Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Products Policy	The Policy defines general models and principles adopted by the Group in the conception, acquisition and control of new products or services; development of new activities; entry into new operational or market segments.	The Policy is addressed to the Parent Company and all Group Companies.	The policy, which is classified as being of strategic importance, has been approved by the Board of Directors, which is responsible for the overall guidelines for issuing, structuring, reviewing and distributing financial products and aligning products with regulatory developments and the interpretations issued by the Supervisory Authorities. The Board of Directors is also involved in approving innovative, strategically significant/risk-relevant products and in the risk assessments deemed necessary by the Control functions subject to the opinion of the Risk Management Committee and the Risk and Sustainability Committee. In addition, proposals that have received a negative opinion from the Risk Control Function, or from the Risk Management Committee, may nevertheless be submitted for approval, and in this case must be approved by the Board of Directors following their discussion by the Risks and Sustainability Committee. Products must comply with the Group’s sustainability requirements in terms of risk profiles, business effectiveness, tools and functionalities, processes, impact on the information system, compliance with internal and external regulations. Before being marketed, each product must therefore be reviewed by all necessary functions, including the Control functions, and then approved by a role formally authorised to do so.	The Policy has been drawn up in compliance with current regulations concerning the transparency of banking and financial services and transactions, Supervisory Provisions on the transparency of banking and financial services and transaction and the European Banking Authority’s Guidelines on governance and control arrangements for banking products. With regard to insurance investment products, the Policy is in line with EU Directive 2016/97 (IDD Directive) and EU Regulation 2017/2358.	A document overview is available in the Sustainability section of the Group’s corporate website.
Rules on investment services: mapping and identification for ESG purposes of financial products	The document defines the rules for ascertaining the veracity of the ESG qualification, i.e. sustainability, associated with the financial products being placed, in order to manage and contain ‘greenwashing’ for the perimeter products being analysed.	The Policy is addressed to the Parent Company and Widiba.	The Product Function handles periodic reporting to the Investment and Product Steering Committee - Investment Session.	The Policy is implemented in compliance with Regulation (EU) 2019/2088 as supplemented by Regulation 1288/2022).	Available to all employees on the corporate intranet.

2024 ANNUAL REPORT - Sustainability Reporting

Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Policy on Governance and Control of Customer Banking Products

The Policy defines the organisational model adopted for the release of products to be offered to customers. The process describes the activities to be carried out across the various stages:

1. Conception/acquisition, which includes identifying the Potential Target Market, to limit the risk that banking products will not meet the characteristics, needs and objectives of the customers for whom they are intended;

2. Preliminary risk assessment in which the Control functions and the Legal function assess product compliance and its risks for the Bank, as well as identifying possible mitigation actions to be taken into account during its implementation;

3. Product Implementation, validation and approval;

4. Product monitoring, which covers all activities to the product’s various aspects across its life cycle;

5. Product delisting, setting out the procedures for purging products from the Catalogue. In the case of innovative or strategically important/risk- relevant product design, the preliminary risk assessment phase entails a specific risk assessment to assess its impact on the RAF; this also requires the approval of the Risk Management Committee.

		The document is addressed to Banca MPS and the following Group companies: Widiba and Monte Paschi Banque.	The policy, which is classified as being of strategic importance, has been approved by the Board of Directors, which is responsible for the overall guidelines for issuing, structuring, reviewing and distributing financial products and aligning products with regulatory developments and the interpretations issued by the Supervisory Authorities. The Board of Directors of the Parent Company and of each Group Company approves or disapproves proposals to develop new products or changes to existing products intended for its customers, which must be brought to its attention based on the criteria defined in the Group Product Policy (e.g. strategically significant and/ or risk-relevant products and/or products for which a risk assessment is deemed necessary and submitted to the Risk Management Committee for its opinion). The Investment and Product Steering Committee annually approves the plan for product development and evolution. Any unforeseen new products require approval for marketing.	For retail banking products, the Directive takes into account the European Banking Authority’s Guidelines on Governance and Control Arrangements for Retail Banking Products and Internal Governance.	Available to all employees on the corporate intranet.
Group Policy on Governance and Control of Customer Financial Products	The Policy defines the specific Governance and Control over Financial Products and describes the guidelines adopted with reference to the distribution of complex financial products to customers classified as ‘retail’.	The Policy is addressed to the Bank and Widiba. This applies to all financial products/ services intended for customers issued/ established after 3 January 2018 and to all financial products/ services issued/ established before 3 January 2018 that are still distributable after that date[49].	The Policy, which is classified as strategically significant, has been approved by the Board of Directors of the Parent Company, which is responsible for the overall governance of issuing and/or structuring and/or distributing financial products. The Investment and Product Steering Committee annually approves the plan for product development and evolution. Any unforeseen new products require approval for marketing.	The Policy is implemented in coherence with the Product Governance, provided for in Directive 2014/65/ EU (MiFID II), which is supplemented by Delegated Directive (EU) 2017/593.	Available to all employees on the corporate intranet.

49	The following are outside the scope of this Policy: (i) Capital Markets products/services and (ii) products intended exclusively for “Eligible Counterparties” for MiFID purposes and “Financial Counterparties” for EMIR purposes

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Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Policy on the Distribution of Protection Insurance Products and Supplementary Pension Schemes	The Guideline defines the organisational model adopted by the Group for the process of ‘Distribution of protection insurance products and supplementary pension schemes’, setting out the governance and control of these products.

The Policy is addressed to the Parent Company and Banca Widiba.

The Directive applies to non-life and life protection insurance policies other than insurance investment products and to newly issued supplementary pension schemes distributed by the Bank, or existing ones if they are substantially modified[50].

			This Policy, which is classified as strategically important in that it concerns distribution mechanisms, has been approved by the Board of Directors of the Parent Company.	The Policy is drafted in line with Directive (EU) 2016/97 (“IDD Directive”), European Commission Delegated Regulation No. 2358 of 21 September 2017 (“EU POG Regulation”) as amended by EU Delegated Regulation 2021/1257, IVASS Regulation No. 45.	Available to all employees on the corporate intranet.
Group Policy on Sustainability and ESG	The Policy defines the organisational model adopted by the Group to address the integration of sustainability principles along the three lines of environmental, social and governance (ESG) in the definition of the strategy, business model and corporate policies pursued in the conduct of its business. Specifically, the document defines the principles, guidelines and relevant sustainability issues that are identified, implemented and monitored in order to respond to all stakeholders. In particular, with regard to the impact on society, the Guideline describes how the Group pursues the cross-cutting objective of: generating a positive impact on the community by guaranteeing opportunities for digital development and sustainable growth to all Customers, areas and communities and identifying solutions and measures to support the cash flow of businesses economically affected by calamitous and extraordinary events (e.g. natural catastrophes); encouraging the emergence of new entrepreneurial activities in regions with lower growth; providing support for female entrepreneurship and particular customer segments; and preventing and combating usury.	The Policy is addressed to the Parent Company and all Group Companies.

The Policy is subject to approval by the Board of Directors, following the opinion of the relevant Board Committees and the Executive Committee. The implementation of the Directive must be notified to the following Structures and Functions of the Parent Company:

- Unit to which the individual company reports;

- Business Owner structure referring to the process: Chief Financial Officer and Sustainability and ESG Staff;

- Organisation Function.

The Policy, in the area of product development and distribution, is implemented in coherence with:

- Insurance Distribution Directive (hereinafter also ‘IDD’);

- Directive (EU) No. 2016/97;

- EU Delegated Di- rective 2021/1269 (hereinafter also MiFID 2 ESG).

It is available in the Sustainability section of the Group’s corporate website.

50	The Policy does not apply to insurance products that consist of insurance of large risks.

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Actions

As part of the wider process of designing its products and services, the Group ensures that product characteristics are determined taking into account the findings of customer intelligence analyses. These analyses are aimed at detecting the characteristics and needs of customers through, inter alia, the assessment of the behavioural profile of the various customer segments, the MiFID profile and the analysis of customer portfolios for investment products, the potential demand from customers, and the exploitation for cognitive purposes of the multiple moments of interaction between bank and customer and the acquisition of direct and indirect feedback. The product design process also guarantees:

•	the evaluation of the risk profile of investment products with regard to checks on adequacy/appropriateness;

•	the definition of economic conditions in compliance with current regulations (e.g. on usury) and, where applicable, internal pricing policies;

•	the definition of the characteristics of the customers for whom the product is intended;

•	compliance with the principles and rules defined in the Group directive on governance and control of banking products for customers with regard to the definition of the target market;

•	compliance with sustainability requirements defined in terms of risk profiles, business effectiveness, tools and functionalities, processes, impact on the information system, compliance with internal and external regulations.

Products aimed at the social inclusion of consumers and end users

In this context, the Group is committed at all times to supporting the social needs of the most vulnerable categories, offering its customers multiple products aimed at facilitating access to social inclusion for users and end consumers, as described below.

MPS Mio Futuro Account and Free Savings Service

As from 16 December 2024, the new bundled current account for “under-18” customers has been available, a financial inclusion and savings education tool that gives minors the opportunity, under parental supervision, to start saving.

Mortgages with the First Home Fund guarantee

During 2024, the Parent Company continued to commit to offering mortgages guaranteed by the First Home Fund managed by Consap. These are medium- and long-term mortgage loans intended for the purchase and renovation of properties used as main homes granted up to 100% the value of the property and are in particular for customers eligible under the regulations (First Home Fund) or in favour of:

•	young couples, at least one of whom is not over age 35;

•	single parent families with minor children;

•	tenants in accommodation owned by independent low-income housing associations;

•	young people under age 35 with non-standard employment contracts.

SACE Garanzia Futuro

During 2024, the Parent Company joined up to the “Garanzia Futuro” instrument promoted by SACE, through which new financing was provided to support the growth process of companies in Italy and on global markets, investments in infrastructure, support for supply chains and local communities and female entrepreneurship.

Sustainability Linked Loans

In the course of 2024, the Sustainability Linked Loans were made commercially available to all customers. “ESG Covenant” allow the linking of customer objectives on sustainability issues, including social, environmental and governance KPIs, to improved pricing conditions. These covenants are associated with certain medium- and long-term financing products with gradual amortisation intended for corporations. During the year 2024, the Group disbursed 27 Sustainability Linked Loans with social covenants totalling EUR 188.5 mln.

Funding to combat usury

To prevent and combat usury, the Group has established specific financing, particularly in this area, with pilot agreements in place with “Fondazione Toscana per la prevenzione dell’usura Onlus” and Adiconsum. A total of around EUR 1.7 mln was disbursed in 2024.

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Resto al Sud

The Group has released products dedicated to businesses with registered office in the southern regions of Italy. In particular, MPS Resto al Sud is a targeted incentive to facilitate new business activities in regions of Southern Italy, areas hit by earthquakes in Central Italy and the smaller islands, and the marine, lagoon and lake areas of Central and Northern Italy. This funding is disbursed in accordance with the provisions of the Minister for Territorial Cohesion and the Mezzogiorno, which promotes it, and the managing entity Invitalia. This incentive covers up to 100% of costs, with a maximum loan amount of EUR 50,000 per applicant. EUR 5.8 mln was disbursed in 2024.

Natural disasters

The Group has established a series of CDP-funded subsidised loans to support those affected by natural disasters. At the end of 2024 two subsidised loans, set up ad hoc by the Group, are still active in favour of those affected by the seismic events that occurred in Emilia-Romagna in 2012 and in Central Italy in 2016. The loans are dedicated to those severely affected by the events, especially as regards property, production plants and public and private services. In addition, in 2024, in connection with the natural disasters occurring in September (Emilia-Romagna), the Parent Company set up a series of loans with favourable conditions for companies resident and/or based in the affected areas that suffered damage.

Finally, initiatives were implemented to suspend loan instalments for the areas affected by the state of emergency based on regional provisions and also at the initiative of the Bank.

Adoption of Protocols, Products and Credit Pools

The Parent Company is a party to the Agreement governing the relationship between Sviluppo Campania and the Lending Bank for the operation of the financial instrument “FONDO ROTATIVO PMI” (FRI Campania). This is an initiative, implemented with Community funds (ERDF), aimed at enabling SMEs in the Campania Region to access the credit market on favourable terms, with a view to strengthening the competitive capacity of companies, supporting the adoption of emerging technologies, innovation processes and corporate reorganisation and restructuring processes.

The Parent Company supports the implementation of aid measures in favour of Tuscan SMEs provided by the Region of Tuscany, which include the reduction of interest on loans granted by banks to Tuscan companies, as part of a European Investment Bank (“EIB”) provision.

The Parent Company has adhered to the “Smart Specialisation” measure under the Sustainable Growth Fund to support industrial research and experimental development projects of strategic importance for the production system, consistent with the thematic areas of the national smart specialisation strategy51, aimed at identifying technological and application trajectories that evolve from it, with a focus on less developed regions (Basilicata, Calabria, Campania, Molise, Puglia, Sardinia and Sicily).

The Group also planned the following initiatives in 2024 to support households and businesses in coping with rising interest rates:

•	renegotiation of floating rate mortgages, according to the methods provided for by Law 197/22 with particular reference to customers with ISEE [equivalent economic situation indicator] not exceeding EUR 40,000;

•	mortgage suspension: possibility of requesting the suspension of the payment of mortgage instalments in application of the provisions of the Gasparrini law. That allows for the suspension of an entire instalment under the Fund if at least one of the joint mortgage holders falls into one of the following situations:

-	unemployment following the termination of his/her working relationship under Article 409 nr.3 of the Code of Civil Procedure;

-	unemployment following the termination of his/her employment;

-	suspension from work for at least 30 consecutive working days

-	reduction of his/her working hours by at least 20% of total working hours for a period of at least 30 consecutive working days;

-	death or certified severe disability or civil invalidity to a degree of at least 80%;

•	activation of the product for the advance payment of TFS-TFR intended to support civil servants waiting for the settlement of the Treatment by INPS.

51	The Smart Specialization Strategy (NSSS) identifies long-term investment priorities shared with the regions and key stakeholders, ensuring complementarity between centrally planned actions and those at territorial level, so as to reduce the risk of duplication or overlap and strengthen their impact. The objective is to create new value chains that, starting from research and development, lead to the generation of innovative products and services and the development of key enabling technologies for the implementation of the next generations of products to increase wealth, improve its distribution and bet on the possibility of new jobs that can last.

2024 ANNUAL REPORT - Sustainability Reporting

Initiatives to support financial education

With the aim of guaranteeing its customers access to products and services in a transparent and informed manner, the Group is continuing its initiatives to support the financial education of customers and end consumers.

“Flash Mercati” webinar

The traditional weekly webinar “Flash Mercati” dedicated to the Private and Retail networks continued, with around 45 meetings/webinars in total throughout the year. In addition to these meetings, the Group facilitated dedicated appointments, organised digitally or in person at the request of the network, to address specific market or product issues.

For the Companies network, 45-minute webinars were held monthly under the title “Markets and operating inputs on specialised services (Liquidity Management and Coverage)”.

Digital B2B

This is a series of interactive webinars delivered by specialists on specific topics, such as financial market trends, and aimed at Wealth Management specialists and all Private and Family Office Network resources.

Info-training meetings throughout the country

The following initiatives were held during the year: (i) “Le Giornate del Private Banking” (“Private Banking Days”), carried out through three different editions each of which involved around 140 employees from the Private and Family Office network; and (ii) 19 sessions of around 60 minutes each, involving the entire Private and Family Office network, to review in-depth the most important issues relating to the economic and financial context.

Objectives

During 2024, the Group identified financial inclusion as a strategic priority, highlighting the importance of customer relations and links with local communities. This priority is reinforced by a widespread grassroots presence and the historical mission of supporting the community and customers in accessing financial services, through continual listening and engagement, while promoting financial education. In defining targets, the Group gives due consideration to the interests of key stakeholders, as detailed in the Stakeholder Engagement process section of this document.

For the three-year period 2024-2027, the Group has set a target of increasing the financial inclusion of young retail customers by improving their planning and economic resilience. The 18-35 age group is the specific target out of total retail customers. This cluster was identified on the basis of internal and external analyses concerning the socio-economic characteristics of Generation Z and the Italian context, characterised by job insecurity and a low propensity to save.

The Group aims to increase the penetration of savings products, especially savings and pension plans, among retail customers aged 18-35 by 1.2% from 6.2% to 7.4% by 2027. This objective will be pursued through:

•	commercial actions aimed at directly engaging the identified cluster;

•	facilitated financial solutions with dedicated pricing to encourage access to savings and pension plans;

•	financial education initiatives, aimed at raising young customers’ awareness of the importance of financial planning and long-term savings.

Progress towards the target will be monitored periodically through internal data, which segment retail customers by age group and total deposits, and will be published annually. Key metrics will include the penetration rate of savings products in the target cluster and the effectiveness of sales and training initiatives.

Other monitoring indicators for social issues

In addition, with reference to the investment activities carried out by the Group, within the 2024-2028 Business Plan, targets for disbursements with ESG purposes (which therefore also incorporate social factors in the disbursement criteria) have been strengthened by planning to reach 30 percent by 2028 of ESG volumes disbursed compared to the total volumes disbursed during the year and 25 percent of green and social bond issues compared to the total issues made during the year and for the period 2024-2028.

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Consumer and end-user involvement processes

The management of material impacts entails that the Group should have its own employee engagement processes in place to take their views into account. In this regard, one of the commitments made by the Group within the Code of Ethics is to create and develop relationships with customers aimed at increasing their satisfaction. The aim is to place the customer at the centre of the Group’s commercial strategies in order to respond to their needs and preferences, through transparent behaviour, innovation and valuing customers’ needs and characteristics.

To spread the culture of relationships, the Group monitors the achievement of targets related to customer satisfaction and loyalty. In particular, the Group collects suggestions and proposals from customers and other significant stakeholders concerning the services and products offered. The Group adopts an approach based on active listening and customer involvement. The main objective is to guarantee a personalised, innovative and accessible banking experience through an omnichannel model that ensures customer interaction through digital tools and qualified assistance. The monitoring of feedback makes it possible to respond to the different needs of customers, facilitating an update of the products and services offered.

In detail, customer involvement takes place through a Contact Centre divided into two main areas:

•	the Network Hub, which provides commercial and specialised assistance, through the MIA Chatbot, a virtual assistant that handles 44% of requests autonomously, and the presence of consultants, who via chat (70%) and telephone calls (30%), handle the remaining 56% of requests;

•	the Customer Hub, on the other hand, offers information and transaction assistance, as well as outbound business consulting. Through a multi-channel presence, the Group allows customers to contact it via telephone, e-mail, webform, certified e-mail and the “call me back” service. An average annual flow of about 420,000 calls and 70,000 enquiries handled through other channels is recorded through these contact structures.

Technological innovation and digitalisation play a significant role in the evaluation of the services offered by the Group. In the area of Digital Banking, services are mainly provided through the bank’s official app, available on the Apple and Google Play stores. Customers can review the app and give a rating from 1 to 5 stars, contributing to the continuous improvement of the service. The Bank Customer Service (Level II) monitors and responds to reviews using standard templates defined by the Business Function and validated by the Communication Function. If a standard template is not adequate, a specific response is requested. Monitoring the evaluations allows the Group to take the necessary actions to improve the app and digital services, optimising the user experience.

Within the Group, Banca Widiba is distinguished by certain specificities in its customer experience model. Customer involvement is achieved through a rating system whereby products and services are given a score from 1 to 5, accompanied by comments and suggestions. All feedback is analysed in order to improve the offering and the quality of the service. The figures for 2024 show an average of 16,000 comments per month, 97.2% of which were positive.

2024 ANNUAL REPORT - Sustainability Reporting

Processes to remediate negative impacts and channels for consumers and end-users to raise concerns

As part of the processes to manage material negative impacts on customers and end users, the Group has processes in place to remedy and manage concerns expressed by customers.

Within the Group, the management of customer disputes is based on a structured and uniform process, while taking into account the specific aspects of the different businesses comprising it, including Banca Widiba.

At present, customer disputes may take the form of complaints made to the Supervisory Authorities, requests for mediation pursuant to Legislative Decree 28/2010 as amended, and requests for assisted negotiation (pursuant to Legislative Decree 132/2014 as amended). In addition, following unsuccessful or partially unsuccessful complaints for which no response is provided within the prescribed time limits, customers may refer to the Financial Banking Arbitrator (ABF), which handles disputes concerning banking and financial products and services, and the Financial Disputes Arbitrator (ACF), concerning the obligations of diligence, fairness, information and transparency in the provision of investment services and collective asset management.

With regard to the channels made available to consumers, in addition to the grievance handling process, the Bank has structured and formalised management processes concerning:

•	applications (submitted by customers or non-customers) including the requests or reports, mainly of a logistical, relational and commercial nature, received exclusively in written form;

•	complaints, which include:

-	objections made verbally relating to services rendered by the bank or arising from contractual relations with the bank (including objections made by customers and potential customers concerning the management of the pre-contractual stage);

-	all objections, in verbal form, concerning relational problems with Bank employees;

-	objections, concerning products or services offered, made via web channels or social networks;

-	requests for clarification, remarks and/or objections about products or services offered or alleged inefficiencies, received from journalists/media outlets.

Complaints management

The Group seeks maximum transparency and accessibility of grievance channels, actively informing consumers of their existence through its institutional website, contractual documentation and direct communication at branches and specialist centres.

Complaints may be submitted by customers in the following ways:

•	delivery by hand to a Branch or Specialised Centre;

•	ordinary or recorded delivery mail;

•	online form available on the Bank’s institutional website;

•	e-mail and via the certified e-mail address of the Complaints Function.

Operational monitoring of the entire grievance management process, customers’ appeals to the ABF or ACF and mediation and assisted negotiations is managed and ensured by the Complaints and Mediation Department.

The various steps in the grievance management procedure are:

•	the receipt of the complaint and its transmission to the Complaints and Mediation Department;

•	registration of the complaint, completed with the aid of the Complaints Management application (GRB);

•	investigation, which is carried out with support from the Branch/Centre of reference for the customer or supported by the functions responsible for the matter in question;

•	decision-making, in compliance with independence aspects envisaged in internal regulations from time to time;

•	accounting treatment and settlement of the complaint, if the outcome envisages outlay in favour of the customer.

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Receiving complaint

I Level Customer Service (inbound/outbound)

I Level Isola della Clientela

Social

Print

Check if there's a COMPLAINT on the same topic:

IF PRESENT:
The report is recorded as a regular ticket because it follows up on the complaint

IF NOT PRESENT:
The report is recorded as a complaint and then handled as described below

Census ticket in CRM with triplet from hoc:

MACROCATEGORY = COMPLIANCE

SUBCATEGORY = Reason ABI

CATEGORY = Under Reason ABI

PRODUCT = Object ABI

In the title, the word COMPLIANCE

Priority value HIGH, so that the case for priority processing is highlighted in the customer queue.

The Ticket is then escalated to Level II or III based on the issue, as per the Bank's procedure

II Level

Perform the necessary checks

IF INDEPENDENT:
1. Resolve the case and fill in the outcome field
2. Send ticket to Level I for customer feedback

IF NOT INDEPENDENT:
Forward to Level II inserting outcome: **«waiting for checks»**

III Level

Perform the necessary checks

1. Resolves the case and fills in the outcome field
2. Send ticket to Level I for Customer feedback

Outcomes

Sustained
Criticality present and resolved

Partially accepted
Criticality present but not fully resolved

Not Sustained
Criticality reported not considered as such

I Level

1. Contact the customer to give **feedback** on the outcome of the complaint

In case of unavailability on III attempt send email to request recontracted

2. Fill in the «resolution detail» field by entering a brief summary

Media Center

1. Extracts cases weekly
2. Create a Report
3. Shares cases monthly in Dedicated Meeting with a view to Qualitative analysis
4. Shares cases periodically with other Bank Offices as per Regulations

The Case Study can generate:

1. Process Efficiency
2. Evidence for Quality Committee

In compliance with the provisions of regulations, with particular regard to Article 17 of the joint Bank of Italy/Consob Regulation, the Bank of Italy’s Supervisory Provisions on the transparency of banking and financial transactions and services, and ISVAP Regulation no. 24/2008, the Bank has established the following maximum timeframes52 to provide a response to grievances submitted by customers:

•	60 calendar days from the date of receipt of grievances concerning banking and financial products and services and investment services;

•	45 calendar days from the date of receipt of grievances concerning insurance brokerage services;

•	30 calendar days for grievances concerning violations of the Code of Conduct for information systems managed by private consumer credit firms (CIS);

•	15 business days from the date of receipt for grievances concerning payment services.

The Group ensures the confidentiality of reports and protection from retaliation for individuals who use the complaint mechanisms, in line with the principles of transparency and fairness governing customer relations. The activity carried out by the Complaints and Mediations department is characterised by the utmost objectivity and third party protection of stakeholders’ rights, regardless of their geographical area. In addition, the Group promotes the accessibility and clarity of information on how to submit grievances, so that all customers can exercise their rights fully aware of and confident in the compliant handling process.

If the management of grievances brings to light elements for attention or risk or areas for improvement for the Bank, the Complaints Function reports these aspects to the relevant Corporate Functions for the matter in question, informing the Compliance Function and Risk Function.

52	Exceptions are objections related to the possible violation of the rules pertaining to the “Code of Conduct for Privately Operated Information Systems on Consumer Credit, Reliability and Punctuality of Payments,” for which the maximum response time is 30 working days (extendable for an additional two months in exceptional and justified cases) as provided for in Article 12 paragraph 3 of the European Regulation 2016/679 (GDPR).

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No involvement of stakeholders (i.e. customers submitting complaints or appeals is envisaged) in the planning, review, operations and improvement of the procedure described above. In addition, there is a tracking of the effectiveness of procedures from a stakeholder perspective that allows for the assessment of customer satisfaction, such as the submission of an ABF/ACF complaint or a reiteration of the complaint in itself constitutes a symptom of customer dissatisfaction with the responses provided by the Bank, and similarly, the acceptance of the complaint predictably gratifies the customer.

On the other hand, a quantitative and qualitative monitoring of the activity carried out by the Complaints and Mediation department is provided for in terms of compliance with processing times and in terms of effectiveness; in particular, the focus is on the number of upheld/partially upheld/rejected complaints and the number of favourable/partially favourable/ unfavourable arbitration decisions.

Within this framework, and in accordance with the provisions of Section XI of the Bank of Italy’s Supervisory Provisions of 20 June 2012, as amended, on the subject of the “Transparency of banking and financial transactions and services - Fairness of relations between intermediaries and customers”, the Group prepares and publishes on its websites an annual report on its complaint handling activities.

In fact, the Complaints Mediation Department is separate and independent from functions in charge of the marketing of products and services, so as to prevent potential conflict-of-interest situations and ensure maximum protection of the customer’s interest.

Within the Group, Banca Widiba adopts an approach to grievance handling that, while aligning with the general principles of the Group, has some specific aspects. In this regard, any customer who feels that he/she has not received a level of service in line with his/her expectations and contractual commitments may contact Customer Care through the Mediacenter tools and according to the procedures described on the Banca Widiba’s website to suggest possible corrective measures, or contact his/her follow-up advisor.

If it is not possible, for any reason whatsoever, to overcome the differences that have arisen, the customer may address a complaint in writing to Banca Widiba’s Complaints Department by the following methods: ordinary mail, with stamped envelope addressed to Ufficio Reclami (Complaints Office) at Banca Widiba, via Messina 38, Torre D, 20154 - Milan; e-mail, to the e-mail address: reclami@widipec.it; direct delivery to their follow up financial advisor.

In the interest of the customer, the grievance must contain at least the following contents: identification data (name, surname, date and place of birth, address) of the customer; relationship identification number (current account or securities deposit); telephone number where the customer can be contacted if necessary; a clear description of the product/service provided by the Bank and the reasons why the customer is dissatisfied; any documentation supporting the disputed facts.

To standardise the management of existing complaints in Banca Widiba with respect to procedures already in place at the Group, and to intervene promptly in the resolution of cases so that a complaint does not turn into a formal grievance, a formal process was created called the “Complaints Register”, which is intended to achieve the expected objective:

•	the census of all complaints made by customers and financial advisers by mapping the cases using the ABI Classification of Complaints;

•	complaints monitoring.

It is considered that a complaint has occurred if:

•	the objection is made verbally concerning services rendered by the Bank or arising from the contractual relationship with the Bank;

•	it is a written objection made on web channels (such as Chat and social networks);

•	the objection is made in the form of a request for clarification, in verbal or written form, by journalists and newspapers.

Protecting the human rights of consumers and end users

In line with the significance identified in the Double Materiality Analysis of issues related to consumers and end users, the Group is committed to developing relationships of trust and mutual and lasting satisfaction with customers, marked by values of transparency and fairness. The Group has therefore put policies and processes in place to promote the protection of human rights and to follow a conduct inspired by integrity and respect, committing to:

•	complying with internal rules and procedures, the external codes and agreements, both national and international, to which it adheres, contractual provisions and legal and regulatory obligations in force in each geographical context and sphere of activity where it operates;

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•	assessing the seriousness and reliability of organisations it has a direct or indirect relationship with, paying attention to their possible involvement in activities that are illegal, harmful to human rights, or detrimental to human health and safety;

•	operating in line with the principles of the UN Global Compact and the UNEP Principles for Responsible Banking which it endorses;

•	complying with the minimum sustainability criteria identified by the Group as mandatory, consistent with the relevant international, European and national (conventions that apply to all counterparties and projects, in order not to provide funding to counterparties and projects for which, during the assessment, evidence will emerge of adverse impacts and of legal proceedings relating to violations of human rights (including health and safety standards), violations of fundamental labour rights and child and forced labour standards, financial and non-financial reporting fraud, money laundering, corruption or financing of terrorism, and which involve controversial and/or internationally banned weapons (e.g. nuclear, biological and chemical weapons, cluster bombs, weapons containing depleted uranium, anti-personnel landmines). The Group does not support transactions destined for countries subject to sanctions and embargoes, countries in armed conflict and/or whose governments have been responsible for serious violations of international human rights conventions, nor does it have relations with entities operating in these market sectors.

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Section 4 - Governance Information

Business conduct

[ESRS G1]

This section provides a description, in relation to the management of ‘business conduct’ of the impacts, risks and opportunities found to be relevant from the materiality assessment conducted, the policies adopted to prevent, mitigate and correct any non-compliant conduct and the actions to mitigate actual and potential impacts, address risks and seize relevant opportunities, the targets set to monitor the effectiveness of the actions and the metrics used to monitor the effectiveness of the measures adopted.

Role of administrative, management and control bodies in the conduct of businesses

The Group adopts a Code of Ethics that forms the basis of its activities. It is approved by the Board of Directors in the same way as the Bank’s Compliance Programme (231 Model) and it sets out the guiding principles, the values and rules of conduct (in addition to legal and regulatory obligations), which the directors, auditors, managers and employees of the Group companies undertake to respect and disseminate in the performance of their duties, in relation to their respective responsibilities.

The Group also undertakes to promote the dissemination of the principles of the Code of Ethics to associated companies, subsidiaries, investees, business partners, consultants and external staff and associates. Compliance with the code is evaluated in current and future relations. The Code of Ethics is therefore a governance tool and an integral part of the 231 Compliance Programme, binding on all those involved. Its implementation is monitored and verified under the internal control system.

In addition, the presence in the Board of Directors and the Board of Statutory Auditors, in the year 2024, of members with specific theoretical knowledge and practical experience on the subject of business conduct, with a focus on administrative liability pursuant to Legislative Decree No. 231/2001, acquired and matured through:

•	role as member of Supervisory Bodies pursuant to Legislative Decree 231, including in listed companies and banks;

•	experience as director and/or statutory auditor of listed companies and banks;

•	Lecturer in Master’s Course on administrative liability of entities;

•	membership of associations/organisations/independent bodies with an ethical purpose and membership of study groups on administrative liability of entities;

•	consulting on economic crime;

•	Legal knowledge deriving from studies in law, the practice of law and/or academia, and the publication of scholarly articles.

Impacts, Risks and Opportunities

The process of mapping impacts, risks and opportunities with reference to the standard in question is based on the analysis of the specific aspects associated with the Group’s operational and commercial activities, its strategic and governance documentation, both internal and public, and the identification of the initiatives selected and adopted to protect customers and end consumers (e.g. ongoing training on anti-corruption issues, whistleblowing and the 231 Management Model). In fact, the Group has put in place strong safeguards to define and ensure compliance with the principles relating to corporate culture, to protect whistleblowers and to prevent active and passive corruption. The changing environment could also entail risks for the financial institution, such as risks related to the potential breach of the Group’s IT security. Finally, this interaction can also generate opportunities for the Group, e.g. by increasing stakeholder confidence in the safeguards defined to protect whistleblowers.

After conducting the double materiality assessment, the following aspects were found to be material with reference to Own Operations:

•	Positive impacts: related to the adoption of corporate practices and policies aimed at disseminating a mindful and adequate corporate culture within the Group, ensuring the protection of whistleblowers and preventing corruption through training;

BANCA MONTE DEI PASCHI DI SIENA

•	Negative impact: connected to the lack of adequate safeguards to ensure the security of the Group IT and network systems for the benefit of customers through the implementation of cybersecurity policies and safeguards;

•	Risks: related to Reputational Risk arising from possible inadequate cybersecurity safeguards aimed at ensuring the security of IT and network systems for the benefit of the Group customers and stakeholders, and from breaches of customer privacy/information by employees;

•	Opportunities: increased stakeholder confidence related to whistleblower protection.

*The topic “Active and passive corruption” also includes aspects related to the topic of Cybersecurity

**The topic “Corruption and Bribery” also includes aspects related to Anti-Money Laundering and Countering the Financing of Terrorism

For these issues, the following paragraphs describe the relevant Policies, Actions and Targets defined by the Group on corporate culture in terms of protection of whistleblowers and prevention of corruption phenomena, and cybersecurity in terms of security of computer and network systems.

Policies, Actions and Targets on business conduct

Corporate culture

This paragraph covers the issues related to corporate culture.

Policies

Material Group policies on corporate culture include the Group’s Code of Ethics and the Group Policy on Governance Security Logic.

Code of Ethics

The Group’s Code of Ethics contains the principles, values and rules of conduct that the Group is committed to following in all its activities, in its internal relations, in its relations with the market and significant stakeholders, and with the environment.

The Code is an essential part of Model 231 (the Organisation, Management and Control Model for the prevention of offences pursuant to Legislative Decree 231/01) as it supplements the model in terms of expressing and communicating values, principles and rules of conduct.

Any non-compliance and conduct considered not in line with the provisions of the Code can also be detected by each corporate function, as part of control activities pertinent to their own spheres of responsibility. Relevant reports are to be sent at the same time to the Compliance and Internal Audit Functions through the formal reporting procedure. They must be treated confidentially and analysed to assess their relevance, taking corrective and/or improvement action if necessary. To this end, the compliance function examines the reports for the aspects within its competence, also nforming the internal audit function, which, through auditing activities, assesses and ascertains possible conduct that suggests a breach of the Code, and presents the results to the relevant corporate bodies and to the 231 Supervisory Board (hereinafter also referred to as 231 SB).

In defining the contents of the policies, the Group gives due consideration to the interests of key stakeholders, as detailed in the Stakeholder Engagement process section of this document.

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Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Code of Ethics

The objectives of the Code are:

- define ‘good conduct’ standards for company policies and procedures;

- inform employees of the behaviour required of them;

- contribute to the implementation of the Group’s sustainability policies;

- help make the Group’s objectives compatible with the interests of civil society.

The Code of Ethics is applicable to all customers of the Group. The policies adopted by the Group on conduct are addressed to the entire corporate population without exclusions and without distinctions related to the geographical area of reference and the value chain.

The Code and any amendments thereto are subject to the approval of the Bank’s Board of Directors.

The application and implementation of the Code by Group companies is ensured through the internal control system.

The Group is committed to the following:

- internal rules and procedures;

- external codes and agreements, including international ones, to which it adheres;

- contractual provisions and legal and regulatory obligations in force in each geographical context and sphere of activity in which it operates.

It is available in the Sustainability section of the Group’s corporate website.

Cybersecurity

IT security is one of the fundamental pillars of the Group’s culture, which is committed to ensuring the resilience, robustness and responsiveness of its digital system.

In this regard, the Group adopts the Group Directive on Logical Security Governance, with the aim of minimising the risks associated with cybersecurity breaches and ensuring adequate protection of data and information throughout their life cycle. To this end, the Directive defines the “Information Security Management System” (ISMS) aimed at ensuring its safeguarding and protection in all company activities.

Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Policy on Logical Security Governance	The Policy defines the organisational model adopted by the Group, the principles and responsibilities for the “Logical Security Governance” Process with the objective of protecting the company’s information assets through the “Information Security Management System” (ISMS), adopted at Group level, providing a general and strategic medium/long-term direction.	The Policy is addressed to the Parent Company and all Group Companies.

The Group Companies implement the Directive by resolution of their Top Management by adapting responsibilities, processes and internal rules, in line with their own characteristics and size.

The Group’s governance logical security is centralised in the Parent Company’s Information Security function. Implementation is guided and set up by the Information Security and Information Technology functions.

				The Policy regulates how the ISMS is managed in accordance with internal and external applicable standards (e.g. ISO/IEC 2700x (series)).	An overview is available in the Sustainability section of the Group’s corporate website.

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Actions

In order to guarantee and ensure that all employees are aware of and understand the values and principles underpinning the Group’s activities, a structured training model is in place which sets out that all employees complete their assigned courses.

The courses are updated on the instructions of the compliance function every time there is a regulatory or procedural innovation. As a result, course enrolment campaigns are planned, with monthly monitoring and a reminder plan for all persons who do not complete the assigned training. Each online course includes a final test, which must be passed to complete the course.

The Group uses a multidimensional training model aimed at a more effective and broad dissemination of risk culture. The interaction of the training model with Model 231/01 made it possible to identify the topics material to the latter, assigning each of them a level of relevance.

As far as information security is concerned, the Bank, with the support and cooperation of all corporate structures and Group companies, has established the Information Security Management System (ISMS), a set of organisational structures, processes, procedures and technological solutions adopted for the purpose of protecting the Group’s own information assets and the information that customers exchange with the Group. For more information on the actions taken by the Group in the area of cybersecurity, please refer to the actions mentioned under “Privacy” in the chapter Consumers and End Users.

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The following tables also show the percentages of training coverage on 231 relevant and anti-corruption issues for the year 2024 for Group middle managers, executives, and employees, CEOs and C-Levels.

Training on topics 231 relevant	U.o.M.	2024
Group employees who have received training on issues 231 relevant	N	16,433
	%	99%
Executives	N.	155
	%	99%
Of which residents in the Northeast	N	12
	%	100%
Of which residents in the Northwest	N	24
	%	100%
Of which residents in the South Central	N	116
	%	99%
Of which residents of the Islands	N	3
	%	100%
Middle Managers	N	6,088
	%	100%
Of which residents in the Northeast	N	1,280
	%	100%
Of which residents in the Northwest	N	1,070
	%	99%
Of which residents in the South Central	N	3,401
	%	100%
Of which residents of the Islands	N	337
	%	100%
Employees	N	10,190
	%	99%
Of which residents in the Northeast	N	1,716
	%	99%
Of which residents in the Northwest	N	1,594
	%	99%
Of which residents in the South Central	N	6,200
	%	99%
Of which residents of the Islands	N	680
	%	100%
Bank employees who have received anti-corruption training	N	16,159
	%	99%
CEO AND DIRECT REPORTING STRUCTURES	N.	97
	%	99%
CHIEF AUDIT EXECUTIVE	N	152
	%	100%
CHIEF COMMERCIAL OFFICER ENTERPRISES AND PRIVATE	N	2,574
	%	100%
CHIEF COMMERCIAL OFFICER LARGE CORPORATE & INVESTMENT BANKING	N	225
	%	99%
CHIEF COMMERCIAL OFFICER RETAIL	N	9,889
	%	99%
CHIEF COMPLIANCE EXECUTIVE	N	67
	%	100%
CHIEF FINANCIAL OFFICER	N	240
	%	100%
CHIEF HUMAN CAPITAL OFFICER	N	214
	%	97%
CHIEF LENDING OFFICER	N	766
	%	100%
CHIEF OPERATING OFFICER	N	1,332
	%	99%
CHIEF RISK OFFICER	N	172
	%	99%
CHIEF SAFETY AND SECURITY OFFICER	N	115
	%	100%
GROUP GENERAL COUNSEL	N	151
	%	99%
DGM COMMERCIAL	N	165
	%	100%

Objectives

The internal control system, which is a fundamental element of the overall and ordinary governance system of the Group, ensures compliance with the Code of Ethics. In particular, each corporate function carries out controls aimed at managing, monitoring and governing the set of risks relating to the operational areas and responsibilities falling within its competence, including the risk of non-compliance with the Code.

In addition, there are the Control Functions, which by legislative, regulatory, statutory or self-regulatory provision have control tasks, and the Internal Audit Function, which, through audit and control activities, verifies the regular course of operations and the development of risks, as well as assessing the completeness, adequacy, functionality and reliability of the organisational structure and other components of the internal control system.

With regard to information security, to ensure adequate management thereof, roles and responsibilities relating to information security have been defined within the Group so as to separate tasks and areas of responsibility with potential overlaps.

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Furthermore, within the ISMS, security frameworks and indicators are defined for the guidance, control and monitoring of protection and safeguard measures of the Group’s general principles, and contacts are maintained with the relevant authorities and industry associations to ensure constant alignment and info-sharing.

Protection of whistleblowers

The issue related to the protection of whistleblowers are dealt with in this paragraph.

Policies

With regard to reports of violations received through the Whistleblowing channel, the Group has set up an internal system, defining a procedure for the management of reports that employees and qualified external parties may make in relation to events of fraud, as well as irregularities in the conduct of business or violations of the rules governing banking activity and of European Union law. The relevant process is governed by the Group Directive on the Management of Internal Violation Reporting Systems.

Every employee is expected to actively cooperate in achieving high ethics standards, both directly - by performing their duties correctly - and indirectly - by reporting any violations of laws, regulations and procedures that could have a negative impact on the Group, its customers, employees and the community in general.

In defining the contents of the Directive, the Group gives due consideration to the interests of key stakeholders, as detailed in the Stakeholder Engagement process section of this document.

Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Policy on the management of whistleblowing systems	The Policy handles, through the whistleblowing system, actual or potential “non-compliance”, such as violations of the principles of equal opportunities, fairness and inclusion set out in the Code of Ethics, and other cases that may constitute violations of European Union law and relevant external and internal regulations.	The Policy applies to all personnel of the Parent Company and Group Companies: - Banca Widiba e Monte - Paschi Fiduciaria.

Its implementation must be notified to the following unit and Functions of the Parent Company:

- Directorate of Corporate Reporting;

- Staff CAE and Government Audit Subsidiaries;

- Organisation Partner;

- Organisation Function.

The Group’s Board of Directors is the body with strategic supervisory functions and approves the internal reporting system for violations, while the Bank’s Board of Statutory Auditors has the supervisory function over the entire reporting system.

The document is drafted in compliance with:

- Directive 2013/36/EU;

- the implementation of these provisions into Italian law (Legislative Decree 72 of 12/5/2015);

- the 11th and 34th updates to Bank of Italy Circular 285

- Directive 2019/1937/EU.

It is available in the Sustainability section of the Group’s corporate website.

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Actions

Through the dedicated IT platform, which can also be accessed via the internet by “qualified external persons”, or orally via a dedicated telephone service, staff and qualified external persons can report negligent, unlawful, irregular or improper circumstances and conduct relating to their work - which they suspect or have become aware of in the course of their duties.

The following categories of parties may report information53:

•	personnel, i.e. employees and those who otherwise work on the basis of relationships that determine their inclusion in the company organisation;

•	qualified external parties, such as:

-	suppliers, self-employed workers, freelancers and consultants working for the Bank;

-	terminated staff, where the information reported was acquired in the course of the employment relationship;

-	persons for whom the employment relationship has not yet started, where the information reported has been acquired during the selection process;

-	shareholders and persons with administrative, management and control functions.

The Fraud Audit unit, set up within the Internal Audit function, receives reports and has the task of carrying out preliminary checks, investigations and internal assessments, in order to define the legitimacy and reliability of what has been reported, obtain evidence and reconstruct the facts. This unit informs the whistleblower, within 7 days from the date of receipt, that his/her report has been correctly received and taken into account. It also provides feedback to the whistleblower, within three months of receipt of the report, on the follow-up action taken.

At the end of each investigation concerning the reports received, a Special Investigation Report is prepared, summarising the results of the activities carried out, or, if the investigations reveal responsibilities of employees, a Special Investigation Report is prepared and published as required by the Standards in force.

The Group protects whistleblowers who have submitted a report in good faith against retaliatory, discriminatory or in any event unfair conduct as a result of the report, which will not, therefore, have a prejudicial effect on continuation of the employment relationship. The Group ensures confidentiality of the report and of the personal data of the whistleblower and any reported person. Penalties are provided for anyone who violates the measures to protect the confidentiality of the whistleblower, commits retaliatory or discriminatory acts against the whistleblower, or takes action to obstruct the report or attempt to obstruct it.

Objectives

The supervisory role over the entire system is guaranteed by the Board of Statutory Auditors of the Parent Company. The Head of Internal Reporting Systems, identified within the Internal Audit function, also ensures the proper conduct of the process and provides an annual report to the Board of Auditors, the Board of Directors, the Risk and Sustainability Committee and the Director in charge of the internal control and risk management system.

The process thus structured ensures adequate protection of whistleblowers, although no quantitative targets have been defined in this respect.

Active and passive corruption

This paragraph covers active and passive corruption issues, including the fight against money laundering and terrorist financing, are covered in this paragraph.

Policies

The Group promotes the principles of transparency, accountability and integrity in its relations with public administrations and external staff by adopting internal anti-corruption procedures and courses of action for all personnel.

To reinforce this commitment, the Group has issued a rule document containing guidelines for the prevention of corruptive events, which constitutes the framework for the prevention of corruption risks. The document complements and reinforces the anti-corruption policy already adopted by the Group over time through the new Code of Ethics, Model 231 and the provision of specific procedures for managing the exercise of signatory powers, the expenditure cycle and relations with suppliers.

53	Whistleblowing reports include, but are not limited to, administrative irregularities and accounting and tax compliance, potential or actual violations of the provisions laid down to prevent money laundering and the financing of terrorism, market abuse (insider trading, manipulation) and other irregularities in investment services and activities, and violations of data privacy regulations.

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The Group also pays the utmost attention to compliance with national and international regulations aimed at combating money laundering and terrorist financing54. For this reason, it has adopted a “Policy on Combating Money Laundering and Terrorist Financing”, reflecting its commitment to fight the aforementioned criminal phenomena on an international basis, devoting particular attention to the tools to use in this fight, in the knowledge that the pursuit of profitability and efficiency must be combined with the continuous and effective monitoring of the integrity of corporate structures.

In defining the contents of the cited documents, the Group gives due consideration to the interests of key stakeholders, as detailed in the Stakeholder Engagement process section of this document.

Policies	Description of main contents	Reference Scope (e.g. Own Operations/ Value Chain Upstream or Downstream, geographical scope)	Validation of Top Management	Reference to recognised third-party initiatives and/or standards	Availability (institutional site, corporate intranet)
Group Anti- Corruption Policy	The Document describes the principles and rules of conduct to which Group personnel must adhere in order to prevent potential ‘Acts of Corruption’.	The document is addressed to all Group personnel, as well as to all those acting in the name and/or on behalf of individual Group companies, including external consultants.

The Board of Directors approves this document, which sets out the guidelines and principles to be followed by the Group with regard to anti- corruption.

The control activities aimed at mitigating the risks of corruption and/ or ascertaining any non- compliant conduct in this regard, are delegated to the Corporate Control Functions, defined within the Internal Control System.

				The Group is committed to combating all forms of corruption, in line with the principles of the United Nations Global Compact Programme and the UNEP Principles for Responsible Banking, and in consistent implementation of its Code of Ethics. To this end, it undertakes to comply with the relevant national and international regulations, including the Italian Criminal Code and Civil Code, specific laws and decrees on anti-corruption, as well as conventions and recommendations of international bodies such as the OECD, UN, G20, Transparency International and the Wolfsberg Group.	It is available in the Sustainability section of the Group’s corporate website.
Group Policy on Combating Money Laundering and Terrorist Financing	The document identifies the Group’s global policy on combating money laundering and terrorist financing.	The Policy is addressed to the Parent Company and all Group Companies.	The Board of Directors examines and approves the Anti-Money Laundering Policy and the annual report drawn up by the Anti-Money Laundering Function, including the self-assessment exercise on the risk of money laundering and terrorist financing and the plan of activities.	The document is prepared in accordance with the rules and principles dictated by national and EU regulatory provisions, in accordance with the relevant international standards.	It is available in the Sustainability section of the Group’s corporate website.

Actions

The Group operates in line with its values and with a sense of responsibility towards society by applying “zero tolerance” towards any corrupt practice (direct or indirect, public or private, external or within the organisation, instigated, attempted, committed), to ensure that its staff and all persons working for it comply with anti-corruption regulations, adopting all measures necessary to prevent and effectively counter the risk. In this regard, the Group is committed to carrying out a self-assessment of risks, to be submitted periodically to the corporate functions in order to assess their likelihood of occurrence and the effectiveness of the relevant regulatory and control measures.

The Group periodically identifies, at intervals of no less than two years, the main areas considered to be at risk of corruption related to significantly sensitive activities55 and, for these, it supplements the existing processes with precise indications aimed at preventing any episodes. In addition to regulatory sanctions, any violation of anti-corruption provisions may lead to disciplinary action against the employee responsible, up to the most serious sanction of termination of employment.

54	These concepts refer to the risk arising from the breach of legal, regulatory and self-governance provisions necessary for preventing use of the financial system for purposes of money laundering, terrorist financing or the financing of programmes for the development of weapons of mass destruction, as well as the risk of involvement in money laundering, terrorist financing or the financing of programmes for the development of weapons of mass destruction.

55	These include: appointments of suppliers; joint ventures, acquisitions and disposals of company shareholdings; gifts and entertainment; events and sponsorships; job offers; disbursement of credit; management of the liability cycle (expenditure); consultancy; transactions in which the Bank is a public service provider (subsidised finance); political contributions, donations, membership fees, non-profit; management of public services.

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For each business process, the corruption risks to which the Group is potentially exposed are assessed56. The results of the last assessment exercise carried out in 2024 showed that, despite the existence of potential risks on all Group structures, there was no need to take further action than the safeguards currently in place. With specific reference to relations with the Public Administration, which are particularly sensitive to the risk of corruption, the Group expressly prohibits the granting of political contributions or any disbursement in cash or in kind to support a particular political cause.

In relation to the safeguards put in place with regard to active and passive corruption, the Group is committed to complying with an anti-corruption programme that provides for:

•	a risk self assessment activity to be submitted periodically to the corporate functions with reference to the risks/safeguards inherent in their respective processes;

•	training and awareness-raising plans for employees.

The Training function updates the contents of the anti-corruption course on the instructions of the Compliance function (responsible for the validation of the contents) whenever there are regulatory or procedural changes or gaps in the audit.

In addition, the training plan for the Internal Audit function includes specific training activities for Fraud Audit staff, including a training pill and a more structured course, including through the use of international certification paths (e.g. Certified Fraud Examiner).

For the Boards of Directors of the subsidiaries, specific board induction sessions on administrative liability of entities and the structure of the Group’s 231 Models. In the area of combating money laundering and terrorist financing, the Group’s controls consist of the activities listed below:

•	identifying applicable regulations, assessing the impact on processes and procedures, updating the internal regulatory framework;

•	implementing suitable IT procedures for consistent risk management, due diligence, data and information storage, continuous monitoring of customers and transactions, detection of potentially suspicious transactions and reporting to the Financial Information unit;

•	assessing the adequacy of the risk management process and the suitability of the internal control system and procedures;

•	providing anti-money laundering and anti-terrorism training to all employees.

Objectives

As part of its activities to prevent corruptive phenomena, the Compliance Function:

•	identifies, with the responsible structures, the corporate processes where the risk of corruption lies, assessing the adequacy of the safeguards adopted;

•	coordinates activities aimed at the correct application of the rules for the prevention of corruption in the Group (e.g. through the preparation of a training plan);

•	provides advice and assistance on anti-corruption issues;

•	supports the Human Resources Department in developing an info-training programme on the prevention of corruption offences to be provided to Group employees.

On 6 February 2024, the Bank’s Board of Directors resolved on the programme of activities and controls (2024 Compliance Plan), which the Compliance function undertook to complete during the 2024 financial year. Specifically, for 2024, out of the 692 audits that the function had planned to carry out, 797 took place. Among the activities performed, 758 conformity opinions and 649 validation opinions on internal regulations were also issued.

The Internal Audit function is the structure in charge of carrying out third level controls and, therefore, exercises the responsibilities defined within the company regulations on the Internal Control System.

On the basis of the aforementioned controls, the Group ensures the prevention of the phenomena of active and passive corruption, including the fight against money laundering and terrorist financing, although it has not defined quantitative targets in this respect.

The Anti-Money Laundering function of the Parent Company is in charge of monitoring the risks in this area. At Group level, responsibility is assigned to the department of the Chief Risk Officer, who reports directly to the Board of Directors and exercises these duties centrally also for the Group’s Italian subsidiaries. Additionally, in line with the model adopted for

56	These risk cases include, but are not limited to, corruption in judicial proceedings, corruption for an act contrary to official duties perpetrated by a person in charge of a public service, corruption for an official act, concussion, incitement to corruption.

BANCA MONTE DEI PASCHI DI SIENA

the Group’s Internal Control System, the Corporate Bodies are specifically involved in mitigating the aforementioned risks, through clearly defined tasks and responsibilities.

Metrics

The metrics used to monitor the effectiveness of the measures taken to manage business conduct, in relation to anti-corruption training and active and passive bribery cases, are reported in this section.

Training on the fight against corruption and bribery

As part of the periodic activities carried out by the Group in order to identify the main areas considered to be “at risk of corruption”, within which the mapping of functions at risk carried out by the Compliance function takes place, potentially all corporate structures are exposed to “corruption risk”.

In this context, it is specified that 100% of the Parent Company’s staff, being potentially exposed to the risk of corruption, are involved in the anti-corruption course enrolment campaign. The following table shows the total number (in no. of workers) of persons in functions at risk who benefited from the training courses, taking into account absences due to illness and abstention. In addition, the table includes information on the nature, scope and topics covered by training programmes against active and passive corruption and the extent to which training is provided to members of the administrative, management and supervisory bodies.

Table on training on the fight against corruption and bribery

	2024
			The administrative,
		Executive	management and
	Functions at risk	managers	supervisory bodies	Other own workers
Extent of training (no. of workers)
Total	16,439	155	7	-
Total training recipients	16,321	155	7	-
Mode of delivery and duration (hours)
Classroom training (total hours)	19.0	-	5.0	-
Computer-based training (total hours)	12,227.0	116.3	2.0	-
Voluntary computer-based training (total hours)	-	-	-	-
Total training hours	12,246.0	116.3	7.0	-
Frequency (within the year)
How often is training required?	1	1	-	-
Topics covered (Y/N)
Definition of corruption	Y	Y
Policy	Y	Y
Suspicion/detection procedures	Y	Y

Confirmed incidents of corruption or bribery

In 2024, no cases of legal and regulatory non-compliance within the Group were found, without penalty of any kind or with a non-monetary penalty, and there were no confirmed instances of corruption involving workforce.

2024 ANNUAL REPORT - Sustainability Reporting

Section 5 - Annexes

Key performance indicators (kpi) of credit institutions

Introduction

The tables below show the disclosure requirements under Article 8 of the Disclosures Delegated Act supplementing the EU Taxonomy Regulation (2020/852)57.

These obligations require financial firms to report KPIs for eligibility and alignment with the Taxonomy commencing the calendar year 2023. This disclosure aims to provide transparency about sustainability and facilitate the transition to a low-carbon economy. In particular, Article 8 of the Regulation requires companies within the scope of the Non-Financial Reporting Directive (NFRD) 2014/95/EU to publish information on how and to what extent their economic activities qualify as “environmentally sustainable” according to the Taxonomy Regulation. The result is presented as the Green Asset Ratio (GAR), i.e. exposure to taxonomy-aligned assets (numerator) divided by total assets (denominator).

At 31 December 2024, the turnover-based GAR and the capex-based GAR were 1.06% (0.50% at 31 December 2023) and 1.15% (0.53% at 31 December 2023), respectively, while total GAR assets were EUR 94,586 mln (EUR 94,254 mln at 31 December 2023).

To calculate GAR at the present date, we would need to have the actual data disclosed by counterparties in order to measure the banks’ taxonomy-related KPIs. What this means is that companies that are not required to publish non-financial disclosures (NFRD) are excluded from the calculation, and this lack of data is reflected in the GAR for the bank.

Methodology

The main methodological choices adopted by the Group on the basis of current regulations are outlined below. In particular, the Group has adopted the key performance indicators (KPIs) set out in Annex V of Commission Delegated Regulation (EU) 2021/2178.

The Green Asset Ratio (GAR) is the ratio of (i) exposures to taxonomy-aligned assets to (ii) the value of total covered assets58:

The following methodological decisions were made to determine the share of taxonomy-eligible and taxonomy-aligned exposures:

•	Financial undertakings and undertakings not obliged to publish non-financial information (Legislative Decree 254/2016 and/or Regulation (EU) 2013/34/EU- NFRD): exposures where the use of proceeds is not known - as determined with the support of an external provider - were weighted by the turnover and CapEx KPIs, in relation to taxonomy eligible and aligned activities for the six environmental objectives, published by these counterparties in their respective non-financial statements. On the other hand, taking into account the technical screening criteria set out in Delegated Regulation 2021/2139 EU, there are no taxonomy eligible and aligned exposures where the use of proceeds is known. In light of the interpretative clarifications provided by the European Commission in the FAQs on 21 December 2023 and in November 2024, the identified NFRD counterparties also included - in contrast with the situation at 31 December 2023 - counterparties whose parent companies are subject to non-financial reporting requirements;

•	guaranteed household loans: Based on Delegated Regulation 2021/2139, only loans secured by residential real estate were considered for eligibility. On the other hand, loans for “building renovations” under the same regulation and for the purchase of “motor vehicles” were out of scope due to the lack of specific information on identifying “green loans”. To determine alignment KPIs, the technical screening criteria set forth in the aforementioned Delegated Regulation were applied to distinguish between real estate constructed before and after 31 December 2020. For 2024, with regards to buildings constructed before 2020 that do not meet the requirement of a class-A energy performance certificate, the Group applied the criterion – in light of the abovementioned clarifications provided by the European Commission – of whether the building was included in the top 15% of the national or regional building stock in terms of primary energy requirements. This was because it was able to make use of studies published by private entities, unlike in the previous financial year;

57	For a full discussion of the relevant regulatory framework, please refer to the section entitled “Disclosure pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation)” in Section 2 “Environmental Information” of this Sustainability Report.
58	In keeping with EU Delegated Regulation 2021/2178, “total GAR” means the gross carrying amount of the Group’s total assets less trading book exposures and exposures to central governments, central banks and supranational issuers.

BANCA MONTE DEI PASCHI DI SIENA

•	Flows: In line with Regulation (EU) 2021/2178, the Group considers the amount of new exposures based on the gross book value as the flow; only positive flows are considered without deducting the amounts of loan repayments or sales of debt/equity instruments that occurred in the same period;

•	assets under management: the ratio of the portfolio of equity and debt securities held as Assets Under Management and issued by financial and non-financial companies subject to mandatory NFRD to total equity and debt securities held in as Assets Under Management was considered.

Finally, as required by the Regulation, templates referring to 31 December 2023 have been published. However, it should be noted that comparisons are not homogeneous as a result of the above-mentioned changes to the scope of the 2024 disclosure.

Gas & Nuclear templates

In line with Commission Delegated Regulation (EU) 2022/1214 of 9 March 2022 amending Delegated Regulation (EU) 2021/2139, the Group publishes templates for the alignment, eligibility and non-eligibility of gas and nuclear activities.

The compilation of the templates under the Regulation only concerns non-financial companies that have reported the key performance indicators (KPIs) relating to the alignment, eligibility and non-eligibility of their economic activities under the Regulation in their 2023 reporting.

2024 ANNUAL REPORT - Sustainability Reporting

Annex VI - Template for KPIs of credit institutions

2024
							% of assets	% of assets
							excluded from	excluded
		Total					the numerator	from the
		environmentally	Total				of the GAR	denominator
		sustainable	environmentally				(Article 7(2)	of the GAR
		assets -	sustainable			% coverage	and (3) and	(Article 7(1) and
		Turnover	assets - Capex	% KPI	% KPI	over total	Section 1.1.2.	Section 1.2.4 of
		(mln €)	(mln €)	Turnover	Capex	assets	of Annex V)	Annex V)
Main KPI	Green asset ratio (GAR) stock	997	1,089	1.05	1.15	75.77	44.96	24.23
Additional KPI	Green asset ratio (GAR) (flows)	587	1,055	0.62	1.12	6.54	n.a	n.a
	Trading book*	-	-	-	-
	Financial guarantees	13	33	1.06	2.75
	Assets under management	14	30	3.45	7.24
	Fee and commission income	-	-	-	-

2023
							% of assets	% of assets
							excluded from	excluded
		Total					the numerator	from the
		environmentally	Total				of the GAR	denominator
		sustainable	environmentally				(Article 7(2)	of the GAR
		assets -	sustainable			% coverage	and (3) and	(Article 7(1) and
		Turnover	assets - Capex	% KPI	% KPI	over total	Section 1.1.2.	Section 1.2.4 of
		(mln €)	(mln €)	Turnover	Capex	assets	of Annex V)	Annex V)
Main KPI	Green asset ratio (GAR) stock	467	496	0.50	0.53	75.52	49.52	24.48
Additional KPI	Green asset ratio (GAR) (flows)	141	151	0.15	0.16	75.52	49.52	24.48
	Trading book*	-	-	-	-
	Financial guarantees	1	1	0.08	0.11
	Assets under management	7	21	0.23	0.67
	Fee and commission income	-	-	-	-

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1. Assets for the GAR (stock) Turnover calculation

In million of Eur	2024																														
		Total gross carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	<u>**GAR - Covered assets in both numerator and denominator**</u>																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	38,412	30,907	994	-	6	56	19	2	-	0	12	1	-	0	26	0	-	-	1	0	-	-	-	-	-	-	30,964	997	-	6	56
2	**Financial undertakings**	1,474	264	20	-	3	4	2	1	-	-	0	-	-	-	4	0	-	-	0	-	-	-	-	-	-	-	271	21	-	3	4
3	Credit institutions	1,154	257	18	-	3	4	1	0	-	-	0	-	-	-	0	-	-	-	0	-	-	-	-	-	-	-	258	19	-	3	4
4	Loans and advances	398	76	6	-	1	1	0	0	-	-	0	-	-	-	0	-	-	-	0	-	-	-	-	-	-	-	76	6	-	1	1
5	Debt securities, including UoP	756	181	13	-	2	3	1	0	-	-	0	-	-	-	0	-	-	-	0	-	-	-	-	-	-	-	182	13	-	2	3
6	Equity instruments	-	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-
7	Other financial corporations	320	7	2	-	0	-	1	1	-	-	0	-	-	-	4	0	-	-	0	-	-	-	-	-	-	-	13	3	-	0	-
8	of which investment firms	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11	Equity instruments	-	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-
12	of which management companies	28	2	1	-	0	-	0	0	-	-	0	-	-	-	0	0	-	-	0	-	-	-	0	-	-	-	2	1	-	0	-
13	Loans and advances	12	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15	Equity instruments	16	2	1		0	-	0	0		-	0	-		-	0	0		-	0	-		-	0	-		-	2	1		0	-
16	of which insurance undertakings	0	0	0	-	0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0	0	-	0	0
17	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19	Equity instruments	0	0	0		0	0	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	0	0		0	0
20	**Non-financial undertakings**	2,070	289	106	-	3	52	16	1	-	0	12	1	-	0	22	0	-	-	1	0	-	-	-	-	-	-	339	109	-	3	52
21	Loans and advances	1,951	274	95	-	3	42	13	1	-	0	12	1	-	0	21	0	-	-	1	0	-	-	-	-	-	-	321	98	-	3	43
22	Debt securities, including UoP	119	15	11	-	0	10	3	0	-	0	0	0	-	-	0	0	-	-	0	0	-	-	-	-	-	-	18	11	-	0	10
23	Equity instruments	0	0	0		0	-	0	-		-	-	-		-	-	-		-	-	-		-	-	-		-	0	0		0	-
24	**Households**	34,867	30,354	867	-	-	-	-	-	-	-					-	-	-	-									30,354	867	-	-	-
25	of which loans collateralised by residential immovable property	30,354	30,354	867	-	-	-	-	-	-	-					-	-	-	-									30,354	867	-	-	-
26	of which building renovation loans	-	-	-	-	-	-	-	-	-	-					-	-	-	-									-	-	-	-	-
27	of which motor vehicle loans	-	-	-	-	-	-																					-	-	-	-	-
28	**Local governments financing**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29	Housing financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30	Other local government financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

2024 ANNUAL REPORT - Sustainability Reporting

In million of Eur	2024																													
		Total gross carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable Taxonomy-aligned)		
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	54	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
32	**Assets excluded from the numerator for GAR calculation (covered in the denominator)**	56,120	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
33	**Financial and Non-financial undertakings**	43,849																														
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	42,832																														
35	Loans and advances	41,321																														
36	of which loans collateralised by commercial immovable property	7,324																														
37	of which building renovation loans	-																														
38	Debt securities	1,240																														
39	Equity instruments	272																														
40	Non-EU country counterparties not subject to NFRD disclosure obligations	1,017																														
41	Debt securities	960																														
42	Equity instruments	51																														
43	Equity instruments	6																														
44	**Derivatives**	94																														
45	**On demand interbank loans**	1,580																														
46	**Cash and cash-related assets**	752																														
47	**Other categories of assets (e.g. Goodwill, commodities etc.)**	9,845																														
48	**Total GAR assets**	94,586	30,907	994	-	6	56	19	2	-	0	12	1	-	0	26	0	-	-	1	0	-	-	-	-	-	-	30,964	997	-	6	56
49	**Assets not covered for GAR calculation**	30,245																														
50	**Central governments and Supranational issuers**	12,553																														
51	**Central banks exposure**	11,616																														
52	**Trading book**	6,077																														
53	**Total Assets**	124,832	30,907	994	-	6	56	19	2	-	0	12	1	-	0	26	0	-	-	1	0	-	-	-	-	-	-	30,964	997	-	6	56
	Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations																															
54	Financial guarantees	1,212	32	10	-	0	3	12	2	-	0	3	0	-	-	3	0	-	-	0	0	-	-	0	-	-	-	50	13	-	0	3
55	Assets under management	409	21	14	-	1	9	1	0	-	0	0	0	-	-	3	1	-	0	0	0	-	-	-	-	-	-	25	14	-	1	9
56	Of which debt securities	25	3	3	-	0	1	0	-	-	0	-	-	-	-	0	0	-	-	-	-	-	-	-	-	-	-	3	3	-	0	1
57	Of which equity instruments	384	18	11	-	1	7	1	0	-	0	0	0	-	-	3	1	-	0	0	0	-	-	-	-	-	-	21	11	-	1	7

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In million of Eur	2023: Total gross carrying amount	CCM: Of which towards taxonomy relevant sectors (Taxonomy-eligible)	CCM: Of which environmentally sustainable (Taxonomy-aligned)	CCM: Of which Use of Proceeds	CCM: Of which transitional	CCM: Of which enabling	CCA: Of which towards taxonomy relevant sectors (Taxonomy-eligible)	CCA: Of which environmentally sustainable (Taxonomy-aligned)	CCA: Of which Use of Proceeds	CCA: Of which enabling	WTR: Of which towards taxonomy relevant sectors (Taxonomy-eligible)	WTR: Of which environmentally sustainable (Taxonomy-aligned)	WTR: Of which Use of Proceeds	WTR: Of which enabling	CE: Of which towards taxonomy relevant sectors (Taxonomy-eligible)	CE: Of which environmentally sustainable (Taxonomy-aligned)	CE: Of which Use of Proceeds	CE: Of which enabling	PPC: Of which towards taxonomy relevant sectors (Taxonomy-eligible)	PPC: Of which environmentally sustainable (Taxonomy-aligned)	PPC: Of which Use of Proceeds	PPC: Of which enabling	BIO: Of which towards taxonomy relevant sectors (Taxonomy-eligible)	BIO: Of which environmentally sustainable (Taxonomy-aligned)	BIO: Of which Use of Proceeds	BIO: Of which enabling	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)	TOTAL: Of which environmentally sustainable Taxonomy-aligned)	TOTAL: Of which Use of Proceeds	TOTAL: Of which transitional	TOTAL: Of which enabling
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	32,404	30,690	467	-	40	12	-	-	-	-	26	-	-	-	50	-	-	-	10	-	-	-	-	-	-	-	30,776	467	-	40	12
2	**Financial undertakings**	957	175	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	175	-	-	-	-
3	Credit institutions	882	174	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	174	-	-	-	-
4	Loans and advances	475	70	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	70	-	-	-	-
5	Debt securities, including UoP	408	104	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	104	-	-	-	-
6	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7	Other financial corporations	75	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-	-	-	-
8	of which investment firms	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12	of which management companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
16	of which insurance undertakings	0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0	-	-	-	-
17	Loans and advances	0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0	-	-	-	-
18	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20	**Non-financial undertakings**	1,136	205	51	-	40	12	-	-	-	-	26	-	-	-	50	-	-	-	10	-	-	-	-	-	-	-	291	51	-	40	12
21	Loans and advances	1,059	198	50	-	-	12	-	-	-	-	26	-	-	-	44	-	-	-	10	-	-	-	-	-	-	-	278	50	-	-	12
22	Debt securities, including UoP	77	7	1	-	40	0	-	-	-	-	-	-	-	-	6	-	-	-	-	-	-	-	-	-	-	-	13	1	-	40	0
23	Equity instruments	0	0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0	0	-	-	-
24	**Households**	30,310	30,310	416	-	-	-	-	-	-	-					-	-	-	-									30,310	416	-	-	-
25	of which loans collateralised by residential immovable property	30,310	30,310	416	-	-	-	-	-	-	-					-	-	-	-									30,310	416	-	-	-
26	of which building renovation loans	-	-	-	-	-	-	-	-	-	-					-	-	-	-									-	-	-	-	-
27	of which motor vehicle loans	-	-	-	-	-	-																					-	-	-	-	-
28	**Local governments financing**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29	Housing financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30	Other local government financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	51	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Column group headings: Climate Change Mitigation (CCM); Climate Change Adaptions (CCA); Water an marine resource (WTR); Circular economy (CE); Pollution (PPC); Biodiversity and Ecosystems (BIO).

2024 ANNUAL REPORT - Sustainability Reporting

In million of Eur		2023																														
		Total gross carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
32	**Assets excluded from the numerator for GAR calculation (covered in the denominator)**	61,791	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
33	**Financial and Non-financial undertakings**	45,723																														
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	45,310																														
35	Loans and advances	42,999																														
36	of which loans collateralised by commercial immovable property	8,007																														
37	of which building renovation loans	-																														
38	Debt securities	2,088																														
39	Equity instruments	224																														
40	Non-EU country counterparties not subject to NFRD disclosure obligations	413																														
41	Debt securities	412																														
42	Equity instruments	1																														
43	Equity instruments	-																														
44	**Derivatives**	704																														
45	**On demand interbank loans**	1,702																														
46	**Cash and cash-related assets**	708																														
47	**Other categories of assets (e.g. Goodwill, commodities etc.)**	12,954																														
48	**Total GAR assets**	94,246	30,690	467	-	40	12	-	-	-	-	26	-	-	-	50	-	-	-	10	-	-	-	-	-	-	-	30,776	467	-	40	12
49	**Assets not covered for GAR calculation**	30,547																														
50	**Central governments and Supranational issuers**	12,230																														
51	**Central banks exposure**	12,434																														
52	**Trading book**	5,883																														
53	**Total Assets**	124,793	30,690	467	-	40	12	-	-	-	-	26	-	-	-	50	-	-	-	10	-	-	-	-	-	-	-	30,776	467	-	40	12
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations																																
54	Financial guarantees	1,253	2	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	1	-	-	-
55	Assets under management	3,143	10	7	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	10	7	-	-	-
56	Of which debt securities	2,766	2	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	1	-	-	-
57	Of which equity instruments	377	8	6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8	6	-	-	-

BANCA MONTE DEI PASCHI DI SIENA

1. Assets for the GAR (stock) - Capex calculation

In milion of Eur	2024																														
		Total gross carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	38,412	31,035	1,077	-	19	104	22	5	-	0	27	6	-	0	13	0	-	-	4	1	-	-	0	0	-	-	31,102	1,089	-	19	104
2	**Financial undertakings**	1,474	290	37	-	14	11	2	1	-	-	0	-	-	-	0	-	-	-	-	-	-	-	-	-	-	-	292	38	-	14	11
3	Credit institutions	1,154	265	31	-	14	11	1	1	-	-	0	-	-	-	0	-	-	-	-	-	-	-	-	-	-	-	266	32	-	14	11
4	Loans and advances	398	82	11	-	4	3	0	0	-	-	0	-	-	-	0	-	-	-	-	-	-	-	-	-	-	-	83	11	-	4	3
5	Debt securities, including UoP	756	182	21	-	9	8	1	1	-	-	0	-	-	-	0	-	-	-	-	-	-	-	-	-	-	-	184	22	-	9	8
6	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7	Other financial corporations	320	25	5	-	0	-	1	0	-	-	0	-	-	-	0	-	-	-	-	-	-	-	-	-	-	-	26	5	-	0	-
8	of which investment firms	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11	Equity instruments	-	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-			-
12	of which management companies	28	2	1	-	-	-	0	0	-	-	0	-	-	-	0	-	-	-	0	-	-	-	0	-	-	-	3	1	-	-	-
13	Loans and advances	12	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15	Equity instruments	16	2	1		-	-	0	0		-	0	-		-	0	-		-	0	-		-	0	-		-	3	1		-	-
16	of which insurance undertakings	0	0	0	-	0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0	0	-	0	0
17	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19	Equity instruments	0	0	0		0	0	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	0	0		0	0
20	**Non-financial undertakings**	2,070	392	173	-	6	93	20	4	-	0	27	6	-	0	13	0	-	-	4	1	-	-	0	0	-	-	456	184	-	6	94
21	Loans and advances	1,951	372	161	-	5	83	17	4	-	0	27	5	-	0	12	0	-	-	4	1	-	-	0	0	-	-	432	171	-	5	83
22	Debt securities, including UoP	119	20	12	-	1	10	3	0	-	0	0	0	-	-	0	0	-	-	0	0	-	-	-	-	-	-	24	13	-	1	10
23	Equity instruments	0	0	0		0	-	0	-		-	-	-		-	-	-		-	-	-		-	-	-		-	0	0		0	-
24	**Households**	34,867	30,354	867	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	30,354	867	-	-	-
25	of which loans collateralised by residential immovable property	30,354	30,354	867	-	-	-	-	-	-	-					-	-	-	-	-	-	-	-	-	-	-	-	30,354	867	-	-	-
26	of which building renovation loans	-	-	-	-	-	-	-	-	-	-					-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27	of which motor vehicle loans	-	-	-	-	-	-																					-	-	-	-	-
28	**Local governments financing**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29	Housing financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30	Other local government financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

2024 ANNUAL REPORT - Sustainability Reporting

In million of Eur		2024																													
	Total gross carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			Of which environmentally sustainable Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
31 Collateral obtained by taking possession: residential and commercial immovable properties	54	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
32 <u>Assets excluded from the numerator for GAR calculation (covered in the denominator)</u>	56,120	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
33 **Financial and Non-financial undertakings**	43,849																														
34 SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	42,832																														
35 Loans and advances	41,321																														
36 of which loans collateralised by commercial immovable property	-																														
37 of which building renovation loans	-																														
38 Debt securities	1,240																														
39 Equity instruments	272																														
40 Non-EU country counterparties not subject to NFRD disclosure obligations	1,017																														
41 Debt securities	960																														
42 Equity instruments	51																														
43 Equity instruments	6																														
44 **Derivatives**	94																														
45 **On demand interbank loans**	1,580																														
46 **Cash and cash-related assets**	752																														
47 **Other categories of assets (e.g. Goodwill, commodities etc.)**	9,845																														
48 **Total GAR assets**	94,586	31,035	1,077	-	19	104	22	5	-	0	27	6	-	0	13	0	-	-	4	1	-	-	0	0	-	-	31,102	1,089	-	19	104
49 **<u>Assets not covered for GAR calculation</u>**	30,245																														
50 **Central governments and Supranational issuers**	12,553																														
51 **Central banks exposure**	11,616																														
52 **Trading book**	6,077																														
53 **<u>Total Assets</u>**	124,832	31,035	1,077	-	19	104	22	5	-	0	27	6	-	0	13	0	-	-	4	1	-	-	0	0	-	-	31,102	1,089	-	19	104
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations																															
54 Financial guarantees	1,212	45	24	-	0	6	20	9	-	0	12	1	-	-	1	0	-	-	0	0	-	-	0	-	-	-	78	33	-	0	7
55 Assets under management	409	35	29	-	1	15	5	0	-	-	0	0	-	-	2	0	-	0	0	0	-	-	-	-	-	-	42	30	-	1	15
56 Of which debt securities	25	6	6	-	0	0	5	0	-	-	-	-	-	-	0	0	-	-	0	0	-	-	-	-	-	-	10	6	-	0	0
57 Of which equity instruments	384	29	23	-	1	15	1	0	-	-	0	0	-	-	2	0	-	0	-	-	-	-	-	-	-	-	31	24	-	1	15

BANCA MONTE DEI PASCHI DI SIENA

In million of Eur		2023																														
		Total gross carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	32,404	30,764	496	-	0	18	-	-	-	-	26	-	-	-	50	-	-	-	0	-	-	-	-	-	-	-	30,840	496	-	0	18
2	**Financial undertakings**	957	185	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	185	-	-	-	-
3	Credit institutions	882	174	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	174	-	-	-	-
4	Loans and advances	475	68	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	68	-	-	-	-
5	Debt securities, including UoP	408	105	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	105	-	-	-	-
6	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7	Other financial corporations	75	11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	11	-	-	-	-
8	of which investment firms	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12	of which management companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
16	of which insurance undertakings	0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0	-	-	-	-
17	Loans and advances	0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0	-	-	-	-
18	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20	**Non-financial undertakings**	1,136	269	80	-	0	18	-	-	-	-	26	-	-	-	50	-	-	-	0	-	-	-	-	-	-	-	345	80	-	0	18
21	Loans and advances	1,059	255	75	-	0	17	-	-	-	-	26	-	-	-	44	-	-	-	0	-	-	-	-	-	-	-	325	75	-	0	17
22	Debt securities, including UoP	77	14	4	-	0	0	-	-	-	-	-	-	-	-	6	-	-	-	-	-	-	-	-	-	-	-	20	4	-	0	0
23	Equity instruments	0	0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0	0	-	-	-
24	**Households**	30,310	30,310	416	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	30,310	416	-	-	-
25	of which loans collateralised by residential immovable property	30,310	30,310	416	-	-	-	-	-	-	-					-	-	-	-	-	-	-	-	-	-	-	-	30,310	416	-	-	-
26	of which building renovation loans	-	-	-	-	-	-	-	-	-	-					-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27	of which motor vehicle loans	-	-	-	-	-	-																					-	-	-	-	-
28	**Local governments financing**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29	Housing financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30	Other local government financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	51	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

2024 ANNUAL REPORT - Sustainability Reporting

In million of Eur	2023																														
		Total gross carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
32	**Assets excluded from the numerator for GAR calculation (covered in the denominator)**	61,791	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
33	**Financial and Non-financial undertakings**	45,723																														
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	45,310																														
35	Loans and advances	42,999																														
36	of which loans collateralised by commercial immovable property	8,007																														
37	of which building renovation loans	-																														
38	Debt securities	2,088																														
39	Equity instruments	224																														
40	Non-EU country counterparties not subject to NFRD disclosure obligations	413																														
41	Debt securities	412																														
42	Equity instruments	1																														
43	Equity instruments	-																														
44	**Derivatives**	704																														
45	**On demand interbank loans**	1,702																														
46	**Cash and cash-related assets**	708																														
47	**Other categories of assets (e.g. Goodwill, commodities etc.)**	12,954																														
48	**Total GAR assets**	94,246	30,764	496	-	0	18	-	-	-	-	26	-	-	-	50	-	-	-	0	-	-	-	-	-	-	-	30,840	496	-	0	18
49	**Assets not covered for GAR calculation**	30,547																														
50	**Central governments and Supranational issuers**	12,230																														
51	**Central banks exposure**	12,434																														
52	**Trading book**	5,883																														
53	**Total Assets**	124,793	30,764	496	-	0	18	-	-	-	-	26	-	-	-	50	-	-	-	0	-	-	-	-	-	-	-	30,840	496	-	0	18
	Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations																															
54	Financial guarantees	1,253	3	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	1	-	-	-
55	Assets under management	3,143	23	21	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	23	21	-	-	-
56	Of which debt securities	2,766	7	7	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7	7	-	-	-
57	Of which equity instruments	377	16	14	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	16	14	-	-	-

BANCA MONTE DEI PASCHI DI SIENA

2. GAR sector information of the stock aligned exposures - Turnover

Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)			
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD	
		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount	
		EUR/mln	Of which environmentally sustainable (CCM)	EUR/mln	Di cui ecosostenibile (CCM)	EUR/mln	Of which environmentally sustainable (CCA)	EUR/mln	Of which environmentally sustainable (CCA)	EUR/mln	Of which environmentally sustainable (WTR)	EUR/mln	Of which environmentally sustainable (WTR)	EUR/mln	Of which environmentally sustainable (CE)	EUR/mln	Of which environmentally sustainable (CE)	EUR/mln	Of which environmentally sustainable (PPC)	EUR/mln	Of which environmentally sustainable (PPC)	EUR/mln	Of which environmentally sustainable (BIO)	EUR/mln	Of which environmentally sustainable (BIO)	EUR/mln	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	EUR/mln	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
1	1511-Preparation and treatment of leather; preparation and dyeing of fus	1	0			0	0			0	0			0	0			0	0			0	0			1	0		
2	1722-Manufacture of household and sanitary goods and oftoilet requisites	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
3	1920-Manufacturing of petroleum refining products	83	0			-	-			-	-			-	-			-	-			-	-			83	0		
4	2011-Manufacture of industrial gases	2	0			-	-			-	-			-	-			-	-			-	-			2	0		
5	2060-Manufacture of synthetic and artificial fibres	22	0			-	-			-	-			-	-			-	-			-	-			22	0		
6	2351-Manufacture of cement	0	0			0	0			-	-			-	-			-	-			-	-			0	0		
7	2420-Manufacture of tubes, pipes, hollow profiles and related fittings of steel (except those in aluminium)	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
8	2511-Manufacture of metal structures and parts of structures	2	0			2	0			-	-			2	0			-	-			-	-			2	0		
9	2512Manufacture of doors and windows of metal	4	0			-	-			-	-			-	-			-	-			-	-			4	0		
10	2651-Manufacture of instruments and appliances for measuring, testing and navigation	5	2			-	-			5	0			-	-			-	-			-	-			5	2		
11	2732-Manufacture of other electronic and electric wires and cables	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
12	2751-Manufacture of electric domestic appliances	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
13	2811-Manufacture of engines and turbines (except those for aircraft, vehicle and cycle engines)	10	0			10	0			-	-			10	0			-	-			-	-			10	0		
14	2822-Manufacture of lifting and handling equipment	7	3			-	-			-	-			-	-			-	-			-	-			7	3		
15	2829-Manufacture of other general-purpose machinery n.e.c.	59	4			-	-			-	-			59	0			-	-			-	-			59	4		
16	2830- manufacture of agricultural and forestry machinery	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
17	2892-Manufacture of machinery for mining, quarrying and construction	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
18	2893-Manufacture of machinery for food, beverage and tobacco processing	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
19	2896-Manufacture of plastics and rubber machinery	8	0			-	-			-	-			-	-			-	-			-	-			8	0		
20	2910-Manufacture of motor vehicles	2	0			-	-			-	-			-	-			-	-			-	-			2	0		
21	3010-Building ships and boats	95	14			-	-			-	-			-	-			-	-			-	-			95	14		
22	3012-Building of pleasure and sporting boats	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
23	3091-Manufacture of motorcycles	22	1			-	-			-	-			-	-			-	-			-	-			22	1		
24	3510-Production, trasmission and distribution of electricity	22	2			-	-			0	0			-	-			-	-			-	-			22	2		
25	3511-Production of electricity	19	4			-	-			-	-			-	-			-	-			-	-			19	4		
26	3512-Transmission of electricity	16	14			-	-			-	-			-	-			-	-			-	-			16	14		
27	3513-Distribution of electricity	16	5			0	0			-	-			-	-			-	-			-	-			16	5		
28	3514-Trading of electricity	1	0			0	0			-	-			-	-			-	-			-	-			1	0

2024 ANNUAL REPORT - Sustainability Reporting

Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)			
	Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD	
	(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount	
	EUR/mln	Of which environmentally sustainable (CCM)	EUR/mln	Di cui ecosostenibile (CCM)	EUR/mln	Of which environmentally sustainable (CCA)	EUR/mln	Of which environmentally sustainable (CCA)	EUR/mln	Of which environmentally sustainable (WTR)	EUR/mln	Of which environmentally sustainable (WTR)	EUR/mln	Of which environmentally sustainable (CE)	EUR/mln	Of which environmentally sustainable (CE)	EUR/mln	Of which environmentally sustainable (PPC)	EUR/mln	Of which environmentally sustainable (PPC)	EUR/mln	Of which environmentally sustainable (BIO)	EUR/mln	Of which environmentally sustainable (BIO)	EUR/mln	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	EUR/mln	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
29 3522-Distribution of gaseous fuels through mains	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
30 3600-Water collection, treatment and supply	31	5			0	0			21	1			21	0			21	0			-	-			31	6		
31 3700-Sewerage	1	0			1	0			-	-			-	-			-	-			-	-			1	0		
32 3800-Waste collection, treatment and disposal services; materials recovery	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
33 3811-Collection of non-hazardous waste	2	0			2	0			-	-			-	-			-	-			-	-			2	1		
34 3821-Treatment and disposal of non-hazardous waste	38	14			-	-			0	0			0	0			0	0			-	-			38	14		
35 3832-Recovery of sorted materials	0	0			-	-			0	0			0	0			0	0			-	-			0	0		
36 3900-Remediation activities and other waste management services	2	0			-	-			-	-			-	-			-	-			-	-			2	0		
37 4120-Construction of residential and non-residential buildings	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
38 4200-Civil engineering	17	5			17	0			-	-			-	-			-	-			-	-			17	5		
39 4211-Construction of roads and motorways	18	1			18	0			-	-			18	0			-	-			-	-			18	1		
40 4221-Construction of utility projects for fluids	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
41 4519-Trade in other motorvehicles	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
42 4662-Wholesale of machine tools	4	1			-	-			-	-			-	-			-	-			-	-			4	1		
43 4662-Wholesale of machine tools	4	0			-	-			-	-			-	-			-	-			-	-			4	0		
44 4672-Wholesale trade in metals and minerals	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
45 4931-Urban and suburban passenger land transport	1	1			-	-			-	-			-	-			-	-			-	-			1	1		
46 4941-Freight transport by road	7	0			-	-			-	-			-	-			-	-			-	-			7	0		
47 5221-Service activities incidental to land transportation	22	13			0	0			-	-			0	0			-	-			-	-			22	13		
48 5223-Aviation-related services	2	2			-	-			-	-			-	-			-	-			-	-			2	2		
49 6110-Wired telecommunications activities	223	8			373	0			-	-			218	0			-	-			-	-			373	8		
50 6202-Computer consultancy activities	0	0			0	0			-	-			-	-			-	-			-	-			0	0		
51 6311-Data processing, hosting and related activities	6	2			6	0			-	-			-	-			-	-			-	-			6	2		
52 6820-Rental and operating of own or leased real estate	10	1			7	0			-	-			-	-			-	-			-	-			10	1		
53 7010-Business management activities	50	1			-	-			-	-			-	-			-	-			-	-			50	1		
54 7022-Business and other management consulting	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
55 7112-Engineering activities and related technical consultancy	1	0			0	0			-	-			0	0			-	-			-	-			1	0		
56 8299-Other business support services nca	0	0			0	0			-	-			-	-			-	-			-	-			0	0		
57 9603-Funeral services and related activities	1	1			0	0			-	-			-	-			-	-			-	-			1	1

1	Credit institutions must report in this template information on exposures in the banking book with the sectors covered by the taxonomy (NACE sectors 4 levels of detail), using the relevant NACE codes on the basis of the counterparty’s principal activity.
2	The allocation of the NACE sector of the counterparty must be based solely on the nature of the immediate counterparty. The classification of exposures incurred jointly by more than one borrower must be based on the characteristics of the borrower that is most relevant or decisive for the institution to grant the exposure. The distribution by NACE codes of jointly incurred exposures shall be determined by the characteristics of the most relevant or decisive borrower. Institutions must report information by NACE codes with the level of disaggregation required in the template.

BANCA MONTE DEI PASCHI DI SIENA

2023																													
Breakdown by sector - NACE 4 digits level (code and label)		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)			
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD	
		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount	
		EUR/mln	Of which environmentally sustainable (CCM)	EUR/mln	Di cui ecosostenibile (CCM)	EUR/mln	Of which environmentally sustainable (CCA)	EUR/mln	Of which environmentally sustainable (CCA)	EUR/mln	Of which environmentally sustainable (WTR)	EUR/mln	Of which environmentally sustainable (WTR)	EUR/mln	Of which environmentally sustainable (CE)	EUR/mln	Of which environmentally sustainable (CE)	EUR/mln	Of which environmentally sustainable (PPC)	EUR/mln	Of which environmentally sustainable (PPC)	EUR/mln	Of which environmentally sustainable (BIO)	EUR/mln	Of which environmentally sustainable (BIO)	EUR/mln	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	EUR/mln	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
1	0610	20	0			-	-			-	-			-	-			-	-			-	-			20	0		
2	1320	-	-			-	-			-	-			-	-			-	-			-	-			-	-		
3	1410	-	-			-	-			-	-			-	-			-	-			-	-			-	-		
4	1520	-	-			-	-			-	-			-	-			-	-			-	-			-	-		
5	2011	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
6	2060	26	10			-	-			-	-			-	-			-	-			-	-			26	10		
7	2351	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
8	2512	8	0			-	-			-	-			-	-			-	-			-	-			8	0		
9	2660	-	-			-	-			-	-			-	-			-	-			-	-			-	-		
10	2732	2	0			-	-			-	-			-	-			-	-			-	-			2	0		
11	2829	70	4			-	-			-	-			-	-			-	-			-	-			70	4		
12	2892	7	3			-	-			-	-			-	-			-	-			-	-			7	3		
13	2896	11	0			-	-			-	-			-	-			-	-			-	-			11	0		
14	3010	136	7			-	-			-	-			-	-			-	-			-	-			136	7		
15	3012	-	-			-	-			-	-			-	-			-	-			-	-			-	-		
16	3030	-	-			-	-			-	-			-	-			-	-			-	-			-	-		
17	3091	19	1			-	-			-	-			-	-			-	-			-	-			19	1		
18	3510	2	0			-	-			-	-			-	-			-	-			-	-			2	0		
19	3511	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
20	3522	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
21	3523	136	0			-	-			-	-			-	-			-	-			-	-			136	0		
22	3600	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
23	3700	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
24	3800	8	1			-	-			-	-			-	-			-	-			-	-			8	1		
25	4200	46	19			-	-			-	-			-	-			-	-			-	-			46	19		
26	4212	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
27	4711	-	-			-	-			-	-			-	-			-	-			-	-			-	-		
28	5223	17	1			-	-			-	-			-	-			-	-			-	-			17	1		
29	5310	353	2			-	-			-	-			-	-			-	-			-	-			353	2		
30	6311	1	1			-	-			-	-			-	-			-	-			-	-			1	1		
31	9601	-	-			-	-			-	-			-	-			-	-			-	-			-	-

2024 ANNUAL REPORT - Sustainability Reporting

2. GAR sector information of the stock aligned exposures - Capex

Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)			
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD	
		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount	
		EUR/mln	Of which environmentally sustainable (CCM)	EUR/mln	Di cui ecosostenibile (CCM)	EUR/mln	Of which environmentally sustainable (CCA)	EUR/mln	Of which environmentally sustainable (CCA)	EUR/mln	Of which environmentally sustainable (WTR)	EUR/mln	Of which environmentally sustainable (WTR)	EUR/mln	Of which environmentally sustainable (CE)	EUR/mln	Of which environmentally sustainable (CE)	EUR/mln	Of which environmentally sustainable (PPC)	EUR/mln	Of which environmentally sustainable (PPC)	EUR/mln	Of which environmentally sustainable (BIO)	EUR/mln	Of which environmentally sustainable (BIO)	EUR/mln	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	EUR/mln	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
1	0610-Crude oil extraction	40	0			0	0			0	0			0	0			0	0			0	0			40	0		
2	1070-Production of bakery and farinaceous products	147	5			-	-			-	-			-	-			-	-			-	-			147	5		
3	1413-Packaging of other outerwear	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
4	1511-Preparation and treatment of leather; preparation and dyeing of fus	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
5	1520-Footwear manufacture	13	0			-	-			-	-			-	-			-	-			-	-			13	0		
6	1722-Manufacture of household and sanitary goods and of toilet requisites	1	0			1	0			-	-			-	-			-	-			-	-			1	0		
7	1920-Manufacturing of petroleum refining products	83	17			-	-			-	-			-	-			-	-			-	-			83	17		
8	2060-Manufacture of synthetic and artificial fibres	22	3			-	-			-	-			-	-			-	-			-	-			22	3		
9	2351-Manufacture of cement	-	-			0	0			-	-			-	-			-	-			-	-			-	0		
10	2420-Manufacture of tubes, pipes, hollow profiles and related fittings of steel (except those in aluminium)	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
11	2511-Manufacture of metal structures and parts ofstructures	2	0			2	0			-	-			-	-			-	-			-	-			2	0		
12	2512-Manufacture of doors and windows of metal	4	0			-	-			-	-			-	-			-	-			-	-			4	0		
13	2651-Manufacture of instruments and appliances for measuring, testing and navigation	5	3			-	-			5	0			-	-			-	-			-	-			5	3		
14	2732-Manufacture of other electronic and electric wires and cables	1	1			-	-			-	-			-	-			-	-			-	-			1	1		
15	2751-Manufacture of electric domestic appliances	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
16	2811-Manufacture of engines and turbines (except those for aircraft, vehicle and cycle engines)	10	1			10	0			-	-			-	-			-	-			-	-			10	1		
17	2822-Manufacture of lifting and handling equipment	7	3			-	-			-	-			-	-			-	-			-	-			7	3		
18	2829-Manufacture of other general-purpose machinery n.e.c.	59	2			-	-			-	-			59	0			-	-			-	-			59	2		
19	2830- manufacture of agricultural and forestry machinery	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
20	2892-Manufacture of machinery for mining, quarrying and construction	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
21	2893-Manufacture of machinery for food, beverage and tobacco processing	1	0			1	0			-	-			-	-			-	-			-	-			1	0		
22	2910-Manufacture of motor vehicles	2	0			-	-			-	-			-	-			-	-			-	-			2	0		
23	3010-Building ships and boats	95	3			-	-			-	-			-	-			-	-			-	-			95	3		
24	3012-Building of pleasure and sporting boats	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
25	3030-Manufacture of aircraft, spacecraft and related equipment	7	0			-	-			-	-			-	-			-	-			-	-			7	0		
26	3091-Manufacture of motorcycles	22	3			-	-			-	-			-	-			-	-			-	-			22	3		
27	3510-Production, trasmission and distribution of electricity	22	5			-	-			0	0			6	0			6	0			-	-			22	5		
28	3511-Production of electricity	19	10			-	-			-	-			-	-			-	-			0	0			19	11

BANCA MONTE DEI PASCHI DI SIENA

Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)			
	Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD	
	(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount	
	EUR/mln	Of which environmentally sustainable (CCM)	EUR/mln	Di cui ecosostenibile (CCM)	EUR/mln	Of which environmentally sustainable (CCA)	EUR/mln	Of which environmentally sustainable (CCA)	EUR/mln	Of which environmentally sustainable (WTR)	EUR/mln	Of which environmentally sustainable (WTR)	EUR/mln	Of which environmentally sustainable (CE)	EUR/mln	Of which environmentally sustainable (CE)	EUR/mln	Of which environmentally sustainable (PPC)	EUR/mln	Of which environmentally sustainable (PPC)	EUR/mln	Of which environmentally sustainable (BIO)	EUR/mln	Of which environmentally sustainable (BIO)	EUR/mln	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	EUR/mln	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
29 3512-Transmission of electricity	16	15			-	-			-	-			-	-			-	-			-	-			16	15		
30 3513-Distribution of electricity	16	14			0	0			-	-			-	-			-	-			-	-			16	14		
31 3514-Trading of electricity	1	0			0	0			-	-			-	-			-	-			-	-			1	0		
32 3522-Distribution of gaseous fuels through mains	1	1			-	-			-	-			-	-			-	-			-	-			1	1		
33 3600-Water collection, treatment and supply	31	9			1	0			21	5			21	0			21	1			-	-			31	15		
34 3700-Sewerage	1	1			1	0			-	-			-	-			-	-			-	-			1	1		
35 3800-Waste collection, treatment and disposal services; materials recovery	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
36 3811-Collection of non-hazardous waste	2	1			2	1			-	-			-	-			-	-			-	-			2	2		
37 3821-Treatment and disposal of non-hazardous waste	38	15			-	-			0	0			0	0			0	0			-	-			38	15		
38 3832-Recovery of sorted materials	0	0			-	-			0	0			0	0			0	0			-	-			0	0		
39 3900-Remediation activities and other waste management services	2	0			-	-			-	-			-	-			-	-			-	-			2	0		
40 4120-Construction of residential and non-residential buildings	0	0			0	0			-	-			-	-			-	-			-	-			0	0		
41 4200-Civil engineering	17	7			17	1			-	-			-	-			-	-			-	-			17	8		
42 4211-Construction of roads and motorways	18	1			18	0			-	-			-	-			-	-			-	-			18	1		
43 4221-Construction of utility projects for fluids	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
44 4519-Trade in other motorvehicles	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
45 4662-Wholesale of machine tools	4	0			-	-			-	-			-	-			-	-			-	-			4	0		
46 4662-Wholesale of machine tools	4	1			-	-			-	-			-	-			-	-			-	-			4	1		
47 4672-Wholesale trade in metals and minerals	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
48 4719-Retail trade in other non-specialised shops	30	1			-	-			-	-			-	-			-	-			-	-			30	1		
49 4778-Retail sale of other goods (except second-hand goods) in specialised shops	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
50 4931-Urban and suburban passenger land transport	1	1			1	0			-	-			-	-			-	-			-	-			1	1		
51 4941-Freight transport by road	7	0			-	-			-	-			-	-			-	-			-	-			7	0		
52 5221-Service activities incidental to land transportation	22	18			22	1			-	-			-	-			-	-			-	-			22	18		
53 5223-Aviation related services	3	2			-	-			-	-			-	-			-	-			-	-			3	2		
54 6110-Wired telecommunications activities	218	14			378	0			-	-			-	-			-	-			-	-			378	14		
55 6202-Computer consultancy activities	0	0			0	0			-	-			-	-			-	-			-	-			0	0		
56 6311-Data processing, hosting and related activities	6	3			6	0			-	-			-	-			-	-			-	-			6	3		
57 6619-Other activities auxiliary to financial services (excluding insurance and pension funding)	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
58 6820-Rental and operating of own or leased real estate	10	5			10	0			-	-			-	-			-	-			-	-			10	5		
59 7010-Business management activities	50	5			-	-			-	-			-	-			-	-			-	-			50	5		
60 7022-Business and other management consulting	0	0			-	-			-	-			-	-			-	-			-	-			0	0

2024 ANNUAL REPORT - Sustainability Reporting

BANCA MONTE DEI PASCHI DI SIENA

2023																											
Breakdown by sector - NACE 4 digits level (code and label)		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)			
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD	
		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount		(Gross) carrying amount	
		EUR/mln	Of which environmentally sustainable (CCM)	EUR/mln	Di cui ecosostenibile (CCM)	EUR/mln	Of which environmentally sustainable (CCA)	EUR/mln	Of which environmentally sustainable (CCA)	EUR/mln	Of which environmentally sustainable (WTR)	EUR/mln	Of which environmentally sustainable (WTR)	EUR/mln	Of which environmentally sustainable (CE)	EUR/mln	Of which environmentally sustainable (CE)	EUR/mln	Of which environmentally sustainable (PPC)	EUR/mln	Of which environmentally sustainable (PPC)	EUR/mln	Of which environmentally sustainable (BIO)	EUR/mln	Of which environmentally sustainable (BIO)	EUR/mln	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	EUR/mln	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
1	0610	20	3			-	-			-	-			-	-			-	-			-	-			20	3		
2	1320	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
3	1410	9	0			-	-			-	-			-	-			-	-			-	-			9	0		
4	1520	31	0			-	-			-	-			-	-			-	-			-	-			31	0		
5	2011	-	-			-	-			-	-			-	-			-	-			-	-			-	-		
6	2060	26	14			-	-			-	-			-	-			-	-			-	-			26	14		
7	2351	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
8	2512	8	0			-	-			-	-			-	-			-	-			-	-			8	0		
9	2660	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
10	2732	2	1			-	-			-	-			-	-			-	-			-	-			2	1		
11	2829	70	5			-	-			-	-			-	-			-	-			-	-			70	5		
12	2892	7	2			-	-			-	-			-	-			-	-			-	-			7	2		
13	2896	11	1			-	-			-	-			-	-			-	-			-	-			11	1		
14	3010	136	5			-	-			-	-			-	-			-	-			-	-			136	5		
15	3012	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
16	3030	7	0			-	-			-	-			-	-			-	-			-	-			7	0		
17	3091	19	2			-	-			-	-			-	-			-	-			-	-			19	2		
18	3510	2	1			-	-			-	-			-	-			-	-			-	-			2	1		
19	3511	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
20	3522	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
21	3523	136	0			-	-			-	-			-	-			-	-			-	-			136	0		
22	3600	1	0			-	-			-	-			-	-			-	-			-	-			1	0		
23	3700	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
24	3800	8	0			-	-			-	-			-	-			-	-			-	-			8	0		
25	4200	46	24			-	-			-	-			-	-			-	-			-	-			46	24		
26	4212	0	0			-	-			-	-			-	-			-	-			-	-			0	0		
27	4711	14	0			-	-			-	-			-	-			-	-			-	-			14	0		
28	5223	17	1			-	-			-	-			-	-			-	-			-	-			17	1		
29	5310	353	18			-	-			-	-			-	-			-	-			-	-			353	18		
30	6311	1	1			-	-			-	-			-	-			-	-			-	-			1	1		
31	9601	23	0			-	-			-	-			-	-			-	-			-	-			23	0

2024 ANNUAL REPORT - Sustainability Reporting

3.Total assets for the stock GAR - Turnover (%) calculation

% (compared to total covered assets in the denominator)		2024 CCM: Of which towards taxonomy relevant sectors (Taxonomy-eligible)	CCM: Of which environmentally sustainable (Taxonomy-aligned)	CCM: Of which Use of Proceeds	CCM: Of which transitional	CCM: Of which enabling	CCA: Of which towards taxonomy relevant sectors (Taxonomy-eligible)	CCA: Of which environmentally sustainable (Taxonomy-aligned)	CCA: Of which Use of Proceeds	CCA: Of which enabling	WTR: Of which towards taxonomy relevant sectors (Taxonomy-eligible)	WTR: Of which environmentally sustainable (Taxonomy-aligned)	WTR: Of which Use of Proceeds	WTR: Of which enabling	CE: Of which towards taxonomy relevant sectors (Taxonomy-eligible)	CE: Of which environmentally sustainable (Taxonomy-aligned)	CE: Of which Use of Proceeds	CE: Of which enabling	PPC: Of which towards taxonomy relevant sectors (Taxonomy-eligible)	PPC: Of which environmentally sustainable (Taxonomy-aligned)	PPC: Of which Use of Proceeds	PPC: Of which enabling	BIO: Of which towards taxonomy relevant sectors (Taxonomy-eligible)	BIO: Of which environmentally sustainable (Taxonomy-aligned)	BIO: Of which Use of Proceeds	BIO: Of which enabling	TOTAL (CCM + CCA + WTR + CE + PPC + BIO)	TOTAL: Of which environmentally sustainable (Taxonomy-aligned)	TOTAL: Of which Use of Proceeds	TOTAL: Of which transitional	TOTAL: Of which enabling	Proportion of total assets covered
	GAR - Covered assets in both numerator and denominator																																
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	32.68	1.06	-	0.01	0.06	0.02	0.00	-	0.00	0.01	0.00	-	0.00	0.03	0.00	-	-	0.00	0.00	-	-	-	-	-	-	32.74	1.06	-	0.01	0.06	30.77
2	**Financial undertakings**	0.28	0.02	-	0.00	0.00	0.00	0.00	-	-	0.00	-	-	-	0.00	0.00	-	-	0.00	-	-	-	-	-	-	-	0.29	0.02	-	0.00	0.00	1.18
3	Credit institutions	0.27	0.02	-	0.00	0.00	0.00	0.00	-	-	0.00	-	-	-	0.00	-	-	-	0.00	-	-	-	-	-	-	-	0.27	0.02	-	0.00	0.00	0.92
4	Loans and advances	0.08	0.01	-	0.00	0.00	0.00	0.00	-	-	0.00	-	-	-	0.00	-	-	-	0.00	-	-	-	-	-	-	-	0.08	0.01	-	0.00	0.00	0.32
5	Debt securities, including UoP	0.19	0.01	-	0.00	0.00	0.00	0.00	-	-	0.00	-	-	-	0.00	-	-	-	0.00	-	-	-	-	-	-	-	0.19	0.01	-	0.00	0.00	0.61
6	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7	Other financial corporations	0.01	0.00	-	0.00	-	0.00	0.00	-	-	0.00	-	-	-	0.00	0.00	-	-	0.00	-	-	-	-	-	-	-	0.01	0.00	-	0.00	-	0.26
8	*of which investment firms*	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12	*of which management companies*	0.00	0.00	-	0.00	-	0.00	0.00	-	-	0.00	-	-	-	0.00	0.00	-	-	0.00	-	-	-	0.00	-	-	-	0.00	0.00	-	0.00	-	0.02
13	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.01
14	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15	Equity instruments	0.00	0.00	-	0.00	-	0.00	0.00	-	-	0.00	-	-	-	0.00	0.00	-	-	0.00	-	-	-	0.00	-	-	-	0.00	0.00	-	0.00	-	0.01
16	*of which insurance undertakings*	0.00	0.00	-	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	0.00	-	0.00	0.00	0.00
17	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19	Equity instruments	0.00	0.00	-	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	0.00	-	0.00	0.00	0.00
20	**Non-financial undertakings**	0.31	0.11	-	0.00	0.06	0.02	0.00	-	0.00	0.01	0.00	-	0.00	0.02	0.00	-	-	0.00	0.00	-	-	-	-	-	-	0.36	0.11	-	0.00	0.06	1.66
21	Loans and advances	0.29	0.10	-	0.00	0.04	0.01	0.00	-	0.00	0.01	0.00	-	0.00	0.02	0.00	-	-	0.00	0.00	-	-	-	-	-	-	0.34	0.10	-	0.00	0.05	1.56
22	Debt securities, including UoP	0.02	0.01	-	0.00	0.01	0.00	0.00	-	0.00	0.00	0.00	-	-	0.00	0.00	-	-	0.00	0.00	-	-	-	-	-	-	0.02	0.01	-	0.00	0.01	0.10
23	Equity instruments	0.00	0.00	-	0.00	-	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	0.00	-	0.00	-	0.00
24	**Households**	32.09	0.93	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	32.09	0.93	-	-	-	27.93
25	of which loans collateralised by residential immovable property	32.09	0.93	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	32.09	0.93	-	-	-	24.32
26	of which building renovation loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27	of which motor vehicle loans	-	-	-	-	-	-																									
28	**Local governments financing**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29	Housing financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30	Other local government financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.04
32	**Total GAR assets**	32.68	1.06	-	0.01	0.06	0.02	0.00	-	0.00	0.01	0.00	-	0.00	0.03	0.00	-	-	0.00	0.00	-	-	-	-	-	-	32.74	1.06	-	0.01	0.06	30.81

BANCA MONTE DEI PASCHI DI SIENA

% (compared to total covered assets in the denominator)	2023																														
		Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)									Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	32.56	0.50	-	0.04	0.01	-	-	-	-	0.03	-	-	-	0.05	-	-	-	0.01	-	-	-	-	-	-	-	32.66	0.50	-	0.04	0.01	25.97
2	**Financial undertakings**	0.19	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.19	-	-	-	-	0.77
3	Credit institutions	0.18	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.18	-	-	-	-	0.71
4	Loans and advances	0.07	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.07	-	-	-	-	0.38
5	Debt securities, including UoP	0.11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.11	-	-	-	-	0.33
6	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7	Other financial corporations	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	-	-	-	-	0.06
8	*of which investment firms*	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12	of which management companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
16	of which insurance undertakings	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	-	-	-	-	0.00
17	Loans and advances	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	-	-	-	-	0.00
18	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20	**Non-financial undertakings**	0.22	0.05	-	0.04	0.01	-	-	-	-	0.03	-	-	-	0.05	-	-	-	0.01	-	-	-	-	-	-	-	0.31	0.05	-	0.04	0.01	0.91
21	Loans and advances	0.21	0.05	-	-	0.01	-	-	-	-	0.03	-	-	-	0.05	-	-	-	0.01	-	-	-	-	-	-	-	0.29	0.05	-	-	0.01	0.85
22	Debt securities, including UoP	0.01	0.00	-	0.04	0.00	-	-	-	-	-	-	-	-	0.01	-	-	-	-	-	-	-	-	-	-	-	0.01	0.00	-	0.04	0.00	0.06
23	Equity instruments	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	0.00	-	-	-	0.00
24	**Households**	32.16	0.44	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	32.16	0.44	-	-	-	24.29
25	of which loans collateralised by residential immovable property	32.16	0.44	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	32.16	0.44	-	-	-	24.29
26	of which building renovation loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27	of which motor vehicle loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
28	**Local governments financing**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29	Housing financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30	Other local government financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.04
32	**Total GAR assets**	**32.56**	**0.50**	-	**0.04**	**0.01**	-	-	-	-	**0.03**	-	-	-	**0.05**	-	-	-	**0.01**	-	-	-	-	-	-	-	**32.66**	**0.50**	-	**0.04**	**0.01**	**26.01**

2024 ANNUAL REPORT - Sustainability Reporting

3.Total assets for the stock GAR - Capex (%) calculation

% (compared to total covered assets in the denominator)		2024																														
		Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)									
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of total assets covered
	<u>GAR - Covered assets in both numerator and denominator</u>																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	32.81	1.15	-	0.02	0.11	0.02	0.01	-	0.00	0.03	0.01	-	0.00	0.01	0.00	-	-	0.00	0.00	-	-	0.00	0.00	-	-	32.88	1.16	-	0.02	0.11	30.77
2	**Financial undertakings**	0.31	0.04	-	0.01	0.01	0.00	0.00	-	-	0.00	-	-	-	0.00	-	-	-	-	-	-	-	-	-	-	-	0.31	0.04	-	0.01	0.01	1.18
3	Credit institutions	0.28	0.03	-	0.01	0.01	0.00	0.00	-	-	0.00	-	-	-	0.00	-	-	-	-	-	-	-	-	-	-	-	0.28	0.03	-	0.01	0.01	0.92
4	Loans and advances	0.09	0.01	-	0.00	0.00	0.00	0.00	-	-	0.00	-	-	-	0.00	-	-	-	-	-	-	-	-	-	-	-	0.09	0.01	-	0.00	0.00	0.32
5	Debt securities, including UoP	0.19	0.02	-	0.01	0.01	0.00	0.00	-	-	0.00	-	-	-	0.00	-	-	-	-	-	-	-	-	-	-	-	0.19	0.02	-	0.01	0.01	0.61
6	Equity instruments	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-
7	Other financial corporations	0.03	0.01	-	0.00	-	0.00	0.00	-	-	0.00	-	-	-	0.00	-	-	-	-	-	-	-	-	-	-	-	0.03	0.01	-	0.00	-	0.26
8	*of which investment firms*	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11	Equity instruments	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-
12	*of which management companies*	0.00	0.00	-	-	-	0.00	0.00	-	-	0.00	-	-	-	0.00	-	-	-	0.00	-	-	-	0.00	-	-	-	0.00	0.00	-	-	-	0.02
13	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.01
14	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15	Equity instruments	0.00	0.00		-	-	0.00	0.00		-	0.00	-		-	0.00	-		-	0.00	-		-	0.00	-		-	0.00	0.00		-	-	0.01
16	*of which insurance undertakings*	0.00	0.00	-	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	0.00	-	0.00	0.00	0.00
17	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19	Equity instruments	0.00	0.00		0.00	0.00	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	0.00	0.00		0.00	0.00	0.00
20	**Non-financial undertakings**	0.41	0.18	-	0.01	0.10	0.02	0.00	-	0.00	0.03	0.01	-	0.00	0.01	0.00	-	-	0.00	0.00	-	-	0.00	0.00	-	-	0.48	0.19	-	0.01	0.10	1.66
21	Loans and advances	0.39	0.17	-	0.01	0.09	0.02	0.00	-	0.00	0.03	0.01	-	0.00	0.01	0.00	-	-	0.00	0.00	-	-	0.00	0.00	-	-	0.46	0.18	-	0.01	0.09	1.56
22	Debt securities, including UoP	0.02	0.01	-	0.00	0.01	0.00	0.00	-	0.00	0.00	0.00	-	-	0.00	0.00	-	-	0.00	0.00	-	-	-	-	-	-	0.03	0.01	-	0.00	0.01	0.10
23	Equity instruments	0.00	0.00		0.00	-	0.00	-		-	-	-		-	-	-		-	-	-		-	-	-		-	0.00	0.00		0.00	-	0.00
24	**Households**	32.09	0.93	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-	-	32.09	0.93	-	-	-	27.93
25	of which loans collateralised by residential immovable property	32.09	0.93	-	-	-	-	-	-	-	-				-	-	-	-		-	-	-	-	-	-	-	32.09	0.93	-	-	-	24.32
26	of which building renovation loans	-	-	-	-	-	-	-	-	-	-				-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-
27	of which motor vehicle loans	-	-	-	-	-	-																				-	-	-	-	-	-
28	**Local governments financing**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29	Housing financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30	Other local government financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.04
32	**Total GAR assets**	**32.81**	**1.15**	-	**0.02**	**0.11**	**0.02**	**0.01**	-	**0.00**	**0.03**	**0.01**	-	**0.00**	**0.01**	**0.00**	-	-	**0.00**	**0.00**	-	-	**0.00**	**0.00**	-	-	**32.88**	**1.16**	-	**0.02**	**0.11**	**30.81**

BANCA MONTE DEI PASCHI DI SIENA

% (compared to total covered assets in the denominator)	2023																														
		Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)									
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of total assets covered
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	32.64	0.53	-	0.00	0.02	-	-	-	-	0.03	-	-	-	-	0.05	-	-	-	0.00	-	-	-	-	-	-	-	32.72	0.53	-	0.00	0.02	25.97
2	**Financial undertakings**	0.20	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.20	-	-	-	-	0.77
3	Credit institutions	0.18	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.18	-	-	-	-	0.71
4	Loans and advances	0.07	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.07	-	-	-	-	0.38
5	Debt securities, including UoP	0.11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.11	-	-	-	-	0.33
6	Equity instruments	-	-		-	-	-	-		-	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-
7	Other financial corporations	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.01	-	-	-	-	0.06
8	*of which investment firms*	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11	Equity instruments	-	-		-	-	-	-		-	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-
12	*of which management companies*	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15	Equity instruments	-	-		-	-	-	-		-	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-
16	*of which insurance undertakings*	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	-	-	-	-	0.00
17	Loans and advances	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	-	-	-	-	0.00
18	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19	Equity instruments	-	-		-	-	-	-		-	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-
20	**Non-financial undertakings**	0.29	0.08	-	0.00	0.02	-	-	-	-	0.03	-	-	-	-	0.05	-	-	-	0.00	-	-	-	-	-	-	-	0.37	0.08	-	0.00	0.02	0.91
21	Loans and advances	0.27	0.08	-	0.00	0.02	-	-	-	-	0.03	-	-	-	-	0.05	-	-	-	0.00	-	-	-	-	-	-	-	0.34	0.08	-	0.00	0.02	0.85
22	Debt securities, including UoP	0.01	0.00	-	0.00	0.00	-	-	-	-	-	-	-	-	-	0.01	-	-	-	-	-	-	-	-	-	-	-	0.02	0.00	-	0.00	0.00	0.06
23	Equity instruments	0.00	0.00		-	-	-	-		-	-	-		-	-	-	-		-	-	-		-	-	-		-	0.00	0.00		-	-	0.00
24	**Households**	32.16	0.44	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-	-	32.16	0.44	-	-	-	24.29
25	of which loans collateralised by residential immovable property	32.16	0.44	-	-	-	-	-	-	-	-					-	-	-	-		-	-	-	-	-	-	-	32.16	0.44	-	-	-	24.29
26	of which building renovation loans	-	-	-	-	-	-	-	-	-	-					-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-
27	of which motor vehicle loans	-	-	-	-	-	-																					-	-	-	-	-	-
28	**Local governments financing**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29	Housing financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30	Other local government financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.04
32	**Total GAR assets**	**32.64**	**0.53**	-	**0.00**	**0.02**	-	-	-	-	**0.03**	-	-	-	-	**0.05**	-	-	-	**0.00**	-	-	-	-	-	-	-	**32.72**	**0.53**	-	**0.00**	**0.02**	**26.01**

2024 ANNUAL REPORT - Sustainability Reporting

4.Total assets for the flow GAR - Turnover calculation

% (compared to total covered assets in the denominator)	2024																														
	Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					Proportion of total assets covered
	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which environmentally sustainable (Taxonomy-aligned)	Of which Use of Proceeds	Of which transitional	Of which enabling	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which environmentally sustainable (Taxonomy-aligned)	Of which Use of Proceeds	Of which enabling	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which environmentally sustainable (Taxonomy-aligned)	Of which Use of Proceeds	Of which enabling	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which environmentally sustainable (Taxonomy-aligned)	Of which Use of Proceeds	Of which enabling	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which environmentally sustainable (Taxonomy-aligned)	Of which Use of Proceeds	Of which enabling	Of which towards taxonomy relevant sectors (Taxonomy-eligible)	Of which environmentally sustainable (Taxonomy-aligned)	Of which Use of Proceeds	Of which enabling		Of which environmentally sustainable (Taxonomy-aligned)	Of which Use of Proceeds	Of which transitional	Of which enabling	
GAR - Covered assets in both numerator and denominator																															
1 Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	4.46	0.60	-	0.02	0.16	0.10	0.00	-	0.00	0.04	0.02	-	0.00	0.05	0.00	-	-	0.00	0.00	-	-	0.00	-	-	-	4.65	0.62	-	0.02	0.16	6.54
2 **Financial undertakings**	0.31	0.04	-	0.02	0.02	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.31	0.04	-	0.02	0.02	1.21
3 Credit institutions	0.31	0.04	-	0.02	0.02	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.31	0.04	-	0.02	0.02	1.03
4 Loans and advances	0.31	0.04	-	0.02	0.02	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.31	0.04	-	0.02	0.02	1.03
5 Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6 Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7 Other financial corporations	0.00	0.00	-	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	0.00	-	0.00	0.00	0.17
8 of which investment firms	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9 Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10 Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11 Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12 of which management companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13 Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14 Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15 Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
16 of which insurance undertakings	0.00	0.00	-	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	0.00	-	0.00	0.00	0.00
17 Loans and advances	0.00	0.00	-	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	0.00	-	0.00	0.00	0.00
18 Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19 Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20 **Non-financial undertakings**	0.86	0.35	-	0.00	0.14	0.10	0.00	-	0.00	0.04	0.02	-	0.00	0.05	0.00	-	-	0.00	0.00	-	-	0.00	-	-	-	1.05	0.37	-	0.00	0.14	2.85
21 Loans and advances	0.86	0.35	-	0.00	0.14	0.10	0.00	-	0.00	0.04	0.02	-	0.00	0.05	0.00	-	-	0.00	0.00	-	-	0.00	-	-	-	1.05	0.37	-	0.00	0.14	2.85
22 Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23 Equity instruments	-	-		-	-	-	-		-	-	-		-	-	-	-	-	-	-		-	-	-	-	-	-	-		-	-	-
24 **Households**	3.28	0.21	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-	-	3.28	0.21	-	-	-	2.49
25 of which loans collateralised by residential immovable property	3.28	0.21	-	-	-	-	-	-	-	-				-	-	-	-		-	-	-	-	-	-	-	3.28	0.21	-	-	-	2.49
26 of which building renovation loans	-	-	-	-	-	-	-	-	-	-				-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-
27 of which motor vehicle loans	-	-	-	-	-	-																				-	-	-	-	-	-
28 **Local governments financing**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29 Housing financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30 Other local government financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
31 **Collateral obtained by taking possession: residential and commercial immovable properties**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

BANCA MONTE DEI PASCHI DI SIENA

% (compared to total covered assets in the denominator)	2024																														
	Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)									
		Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
			Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of total assets covered
32 Total GAR assets	4.46	0.60	-	0.02	0.16	0.10	0.00	-	0.00	0.04	0.02	-	0.00	0.05	0.00	-	-	0.00	0.00	-	-	0.00	-	-	-	4.65	0.62	-	0.02	0.16	6.54

% (compared to total covered assets in the denominator)	2023																														
	Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)									
		Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
			Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of total assets covered
<u>GAR - Covered assets in both numerator and denominator</u>																															
1 Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	4.12	0.16	-	0.00	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4.12	0.16	-	0.00	0.01	25.97
2 **Financial undertakings**	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.01	-	-	-	-	0.77
3 Credit institutions	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.01	-	-	-	-	0.71
4 Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.38
5 Debt securities, including UoP	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.01	-	-	-	-	0.33
6 Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7 Other financial corporations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.06
8 *of which investment firms*	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9 Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10 Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11 Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12 *of which management companies*	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13 Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14 Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15 Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
16 *of which insurance undertakings*	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00
17 Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00
18 Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19 Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20 **Non-financial undertakings**	0.14	0.05	-	0.00	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.14	0.05	-	0.00	0.01	0.91
21 Loans and advances	0.14	0.05	-	0.00	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.14	0.05	-	0.00	0.01	0.85
22 Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.06

2024 ANNUAL REPORT - Sustainability Reporting

BANCA MONTE DEI PASCHI DI SIENA

4.Total assets for the flow GAR - Capex (%) calculation

% (compared to total covered assets in the denominator)		2024																														
		Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					Proportion of total assets covered
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)									
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
	<u>GAR - Covered assets in both numerator and denominator</u>																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	4.67	1.05	-	0.10	0.49	0.08	0.03	-	0.00	0.08	0.03	-	0.00	0.02	0.00	-	-	0.00	0.00	-	-	0.00	0.00	-	-	4.86	1.12	-	0.10	0.49	6.54
2	**Financial undertakings**	0.32	0.16	-	0.09	0.06	0.00	0.00	-	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.32	0.16	-	0.09	0.06	1.21
3	Credit institutions	0.32	0.16	-	0.09	0.06	0.00	0.00	-	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.32	0.16	-	0.09	0.06	1.03
4	Loans and advances	0.32	0.16	-	0.09	0.06	0.00	0.00	-	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.32	0.16	-	0.09	0.06	1.03
5	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6	Equity instruments	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-
7	Other financial corporations	0.00	0.00	-	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	0.00	-	0.00	0.00	0.17
8	*of which investment firms*	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11	Equity instruments	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-
12	*of which management companies*	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15	Equity instruments	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-
16	*of which insurance undertakings*	0.00	0.00	-	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	0.00	-	0.00	0.00	0.00
17	Loans and advances	0.00	0.00	-	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00	0.00	-	0.00	0.00	0.00
18	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19	Equity instruments	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-
20	**Non-financial undertakings**	1.07	0.68	-	0.01	0.43	0.08	0.03	-	0.00	0.08	0.03	-	0.00	0.02	0.00	-	-	0.00	0.00	-	-	0.00	0.00	-	-	1.26	0.74	-	0.01	0.43	2.85
21	Loans and advances	1.07	0.68	-	0.01	0.43	0.08	0.03	-	0.00	0.08	0.03	-	0.00	0.02	0.00	-	-	0.00	0.00	-	-	0.00	0.00	-	-	1.26	0.74	-	0.01	0.43	2.85
22	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23	Equity instruments	-	-		-	-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-		-	-	-
24	**Households**	3.28	0.21	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-	-	3.28	0.21	-	-	-	2.49
25	of which loans collateralised by residential immovable property	3.28	0.21	-	-	-	-	-	-	-	-				-	-	-	-		-	-	-	-	-	-	-	3.28	0.21	-	-	-	2.49
26	of which building renovation loans	-	-	-	-	-	-	-	-	-	-				-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-
27	of which motor vehicle loans	-	-	-	-	-	-																				-	-	-	-	-	-
28	**Local governments financing**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29	Housing financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30	Other local government financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
32	**Total GAR assets**	**4.67**	**1.05**	**-**	**0.10**	**0.49**	**0.08**	**0.03**	**-**	**0.00**	**0.08**	**0.03**	**-**	**0.00**	**0.02**	**0.00**	**-**	**-**	**0.00**	**0.00**	**-**	**-**	**0.00**	**0.00**	**-**	**-**	**4.86**	**1.12**	**-**	**0.10**	**0.49**	**6.54**

2024 ANNUAL REPORT - Sustainability Reporting

% (compared to total covered assets in the denominator)	2023																													
		Climate Change Mitigation (CCM)					Climate Change Adaptions (CCA)				Water an marine resource (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)									
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of total assets covered
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	4.12	0.16	-	0.00	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4.12	0.16	-	0.00	0.01	25.97
2	**Financial undertakings**	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.01	-	-	-	-	0.77
3	Credit institutions	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.01	-	-	-	-	0.71
4	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.38
5	Debt securities, including UoP	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.01	-	-	-	-	0.33
6	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7	Other financial corporations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.06
8	of which investment firms	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
9	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12	of which management companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
16	of which insurance undertakings	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00
17	Loans and advances	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00
18	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20	**Non-financial undertakings**	0.14	0.05	-	0.00	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.14	0.05	-	0.00	0.01	0.91
21	Loans and advances	0.14	0.05	-	0.00	0.01	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.14	0.05	-	0.00	0.01	0.85
22	Debt securities, including UoP	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.06
23	Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00
24	**Households**	3.97	0.11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3.97	0.11	-	-	-	24.29
25	of which loans collateralised by residential immovable property	3.97	0.11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3.97	0.11	-	-	-	24.29
26	of which building renovation loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27	of which motor vehicle loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
28	**Local governments financing**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29	Housing financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30	Other local government financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.04
32	**Total GAR assets**	**4.12**	**0.16**	-	**0.00**	**0.01**	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	**4.12**	**0.16**	-	**0.00**	**0.01**	**26.01**

BANCA MONTE DEI PASCHI DI SIENA

5 Alignment and Eligibility KPIs related to off-balance sheet exposures - Financial Guarantees and Assets Under Management-Capex Stock-Turnover Stock-Capex Flow-Turnover Flow

2024 ANNUAL REPORT - Sustainability Reporting

BANCA MONTE DEI PASCHI DI SIENA

Additional information on nuclear energy and fossil gas activities

Template 1 - Nuclear and Fossil Gas Activities

2024 ANNUAL REPORT - Sustainability Reporting

Template 2 - Taxonomy-Aligned Economic Activities- Capex Stock - Turnover Stock-Capex Flows-Turnover Flows

Economic activities	Loans & Advances – Amount and proportion						Off-balanceh sheet – Guarantees: Amount and proportion						Off-balanceh sheet – Asset under management: Amount and proportion					
	CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Stock -Capex																		
1 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
2 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
3 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
4 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
5 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
6 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
7 Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	1,091	1.15	1,086	1.15	5	0.01	33	2.69	24	1.95	9	0.74	29	7.14	29	7.09	0	0.00
8 Total applicable KPI	1,091	1.15	1,086	1.15	5	0.01	33	2.69	24	1.95	9	0.74	29	7.14	29	7.09	0	0.05
Turnover - Stocks

BANCA MONTE DEI PASCHI DI SIENA

Economic activities	Loans & Advances – Amount and proportion						Off-balanceh sheet – Guarantees: Amount and proportion						Off-balanceh sheet – Asset under management: Amount and proportion					
	CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
2 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
3 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
4 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
5 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
6 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
7 Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	1,005	1.06	1,003	1.06	2	0.00	13	1.05	10	0.86	2	0.19	14	3.32	14	3.31	0	0.01
8 Total applicable KPI	1,005	1.06	1,003	1.06	2	0.00	13	1.05	10	0.86	2	0.19	14	3.32	14	3.31	0	0.01
Capex Flows

2024 ANNUAL REPORT - Sustainability Reporting

Economic activities	Loans & Advances – Amount and proportion						Off-balanceh sheet – Guarantees: Amount and proportion						Off-balanceh sheet – Asset under management: Amount and proportion					
	CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
2 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
3 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
4 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	0	0.03	0	0.03	-	0.00
5 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	2	0.38	2	0.38	-	0.00
6 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
7 Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	824	0.00	795	0.00	30	0.00	1	0.00	1	0.23	0	0.04	22	3.39	22	3.38	0	0.01
8 Total applicable KPI	825	0.00	795	0.00	30	0.00	1	0.00	1	0.23	0	0.04	24	3.81	24	3.80	0	0.01
Turnover Flows

BANCA MONTE DEI PASCHI DI SIENA

Economic activities	Loans & Advances – Amount and proportion						Off-balanceh sheet – Guarantees: Amount and proportion						Off-balanceh sheet – Asset under management: Amount and proportion					
	CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
2 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
3 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
4 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
5 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
6 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
7 Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	571	7.00	569	6.97	2	0.03	1	0.17	1	0.16	0	0.01	12	1.89	12	1.88	0	0.00
8 Total applicable KPI	571	7.00	569	6.97	2	0.03	1	0.17	1	0.16	0	0.01	12	1.89	12	1.88	0	0.00

2024 ANNUAL REPORT - Sustainability Reporting

Template 3 - Taxonomy-Aligned Economic Activities- Capex Stock - Turnover Stock-Capex Flows-Turnover Flows

Economic activities	Loans & Advances – Amount and proportion						Off-balanceh sheet – Guarantees: Amount and proportion						Off-balanceh sheet – Asset under management: Amount and proportion					
	CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Capex - Stock																		
1 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
2 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
3 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
4 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
5 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
6 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
7 Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	1,091	100.00	1,086	100.00	5	100.00	33	100.00	24	100.00	9	100.00	29	100.00	29	100.00	0	100.00
8 Total applicable KPI	1,091	100.00	1,086	100.00	5	100.00	33	100.00	24	100.00	9	100.00	29	100.00	29	100.00	0	100.00
Turnover - Stocks

BANCA MONTE DEI PASCHI DI SIENA

Economic activities	Loans & Advances – Amount and proportion						Off-balanceh sheet – Guarantees: Amount and proportion						Off-balanceh sheet – Asset under management: Amount and proportion					
	CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
2 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
3 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
4 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
5 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
6 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
7 Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	1,005	100.00	1,003	100.00	2	100.00	13	100.00	10	100.00	2	100.00	14	100.00	14	100.00	0	100.00
8 Total applicable KPI	1,005	100.00	1,003	100.00	2	100.00	13	100.00	10	100.00	2	100.00	14	100.00	14	100.00	0	100.00
Capex Flows

2024 ANNUAL REPORT - Sustainability Reporting

Economic activities	Loans & Advances – Amount and proportion						Off-balanceh sheet – Guarantees: Amount and proportion						Off-balanceh sheet – Asset under management: Amount and proportion					
	CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
2 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
3 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
4 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	0	0.00	0	0.00	-	0.00
5 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	0	0.00	0	0.00	-	0.00
6 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
7 Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	825	100.00	795	100.00	30	100.00	1	100.00	1	100.00	0	100.00	24	100.00	24	100.00	0	100.00
8 Total applicable KPI	825	100.00	795	100.00	30	100.00	1	100.00	1	100.00	0	100.00	24	100.00	24	100.00	0	100.00
Turnover Flows

BANCA MONTE DEI PASCHI DI SIENA

Economic activities	Loans & Advances – Amount and proportion						Off-balanceh sheet – Guarantees: Amount and proportion						Off-balanceh sheet – Asset under management: Amount and proportion					
	CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
2 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
3 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
4 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
5 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
6 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
7 Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	571	100.00	569	100.00	2	100.00	1	100.00	1	100.00	0	100.00	12	100.00	12	100.00	0	100.00
8 Total applicable KPI	571	100.00	569	100.00	2	100.00	1	100.00	1	100.00	0	100.00	12	100.00	12	100.00	0	100.00

2024 ANNUAL REPORT - Sustainability Reporting

Template 4 - Economic activities that are taxonomy-eligible but not taxonomy-aligned- Capex Stock - Turnover Stock - Flows Capex - Flows Turnover

Economic activities	Loans & Advances – Amount and proportion						Off-balanceh sheet – Guarantees: Amount and proportion						Off-balanceh sheet – Asset under management: Amount and proportion					
	CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Capex - Stock																		
1 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
2 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
3 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
4 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.00	1	0.00	-	0.00	0	0.01	0	0.01	-	0.00	0	0.08	0	0.08	-	0.00
5 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of	14	0.01	14	0.01	-	0.00	0	0.02	0	0.02	-	0.00	3	0.77	3	0.77	-	0.00
6 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
7 Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	31,042	32.82	31,020	32.80	22	0.02	65	5.33	45	3.68	20	1.65	36	8.84	31	7.60	5	0.01
8 Total applicable KPI	31,057	32.83	31,035	32.81	22	0.02	65	5.35	45	3.71	20	1.65	40	9.69	35	8.45	5	1.24
Turnover - Stocks																		
1 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00

BANCA MONTE DEI PASCHI DI SIENA

Economic activities	Loans & Advances – Amount and proportion						Off-balanceh sheet – Guarantees: Amount and proportion						Off-balanceh sheet – Asset under management: Amount and proportion					
	CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
2 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
3 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
4 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	2	0.00	2	0.00	-	0.00	0	0.01	0	0.01	-	0.00	1	0.12	1	0.12	-	0.00
5 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of	16	0.02	16	0.02	-	0.00	0	0.02	0	0.02	-	0.00	5	1.16	5	1.16	-	0.00
6 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.00	0	0.00	-	0.00	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00
7 Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	30,908	32.68	30,889	32.66	19	0.02	44	3.64	32	2.64	12	1.00	16	4.03	16	3.85	1	0.18
8 Total applicable KPI	30,926	32.70	30,907	32.68	19	0.02	44	3.67	32	2.67	12	1.00	22	5.32	21	5.14	1	0.18
Capex Flows																		
1 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
2 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00

2024 ANNUAL REPORT - Sustainability Reporting

Economic activities	Loans & Advances – Amount and proportion						Off-balanceh sheet – Guarantees: Amount and proportion						Off-balanceh sheet – Asset under management: Amount and proportion					
	CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)		CCM + CCA		Climate Change Mitigation (CCM)		Climate Change Adaptation (CCA)	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
3 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
4 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	4	0.00	4	0.00	-	0.00	-	0.00	-	0.00	-	0.00	0	0.03	0	0.03	-	0.00
5 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of	17	0.00	17	0.00	-	0.00	0	0.00	0	0.00	-	0.00	2	0.38	2	0.38	-	0.00
6 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.00	0	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
7 Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	1,373	0.00	1,296	0.00	77	0.00	12	0.00	11	2.32	1	0.20	40	6.25	37	5.83	3	0.42
8 Total applicable KPI	1,394	0.00	1,317	0.00	77	0.00	12	0.00	11	2.32	1	0.20	43	6.67	40	6.25	3	0.42
Turnover Flows																		
1 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00
2 Taxonomy-aligned economic activities (denominator) -Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00	-	0.00

BANCA MONTE DEI PASCHI DI SIENA

2024 ANNUAL REPORT - Sustainability Reporting

Template 5 - Taxonomy-ineligible economic activities - Capex Stock - Turnover Stock-Capex Flows-Turnover Flows

BANCA MONTE DEI PASCHI DI SIENA

Consolidated Financial

Statements

BANCA MONTE DEI PASCHI DI SIENA

Consolidated balance sheet

Assets		31 12 2024	31 12 2023
10.	Cash and cash equivalents	13,249,398	14,317,277
20.	Financial assets measured at fair value through profit or loss	6,532,829	6,251,563
	a) financial assets held for trading	6,076,580	5,882,804
	c) other financial assets mandatorily measured at fair value	456,249	368,759
30.	Financial assets measured at fair value through other comprehensive income	2,337,364	2,477,256
40.	Financial assets measured at amortised cost	90,525,940	90,544,417
	a) Loans to banks	3,365,869	3,790,898
	b) Loans to customers	87,160,071	86,753,519
50.	Hedging derivatives	94,215	704,125
60.	Change in value of macro-hedged financial assets (+/-)	(411,547)	(561,183)
70.	Equity investments	672,284	726,691
90.	Property, plant and equipment	2,109,077	2,228,699
100.	Intangible assets	156,066	178,224
	- of which goodwill	7,900	7,900
110.	Tax assets	2,536,890	2,150,906
	a) current	104,272	308,381
	b) deferred	2,432,618	1,842,525
120.	Non-current assets held for sale and disposal groups	1,128,665	76,232
130.	Other assets	3,670,569	3,519,484
	Total assets	122,601,750	122,613,691

2024 ANNUAL REPORT - Consolidated Financial Statements

continues: Consolidated balance sheet

Total Liabilities and Shareholders’ Equity		31 12 2024	31 12 2023
10.	Financial liabilities measured at amortised cost	102,751,412	105,026,527
	a) due to banks	9,811,321	14,498,833
	b) due to customers	82,632,195	80,422,081
	c) debts securities issued	10,307,896	10,105,613
20.	Financial liabilities held for trading	2,605,745	2,854,721
30.	Financial liabilities designated at fair value	119,670	111,325
40.	Hedging derivatives	358,391	330,193
50.	Change in value of macro-hedged financial liabilities (+/-)	(692)	(16,081)
60.	Tax liabilities	5,616	9,057
	a) current	1,275	3,601
	b) deferred	4,341	5,456
70.	Liabilities associated with non-current assets held for sale and discontinued operations	976,699	-
80.	Other liabilities	3,131,958	3,268,600
90.	Provision for employees severance pay	69,739	71,985
100.	Provision for risks and charges:	933,928	978,255
	a) financial guarantees and other commitments	149,639	154,276
	b) post-employment benefits	3,255	3,381
	c) other provisions	781,034	820,598
120.	Valuation reserves	60,449	27,929
150.	Reserves	2,184,265	445,297
170.	Share capital	7,453,451	7,453,451
190.	Non-controlling interests (+/-)	336	651
200.	Profit (loss) (+/-)	1,950,783	2,051,781
	Total Liabilities and Shareholders’ Equity	122,601,750	122,613,691

BANCA MONTE DEI PASCHI DI SIENA

Consolidated income statement

Items		31 12 2024	31 12 2023*
10.	Interest income and similar revenues	4,677,948	4,328,801
	of which interest income calculated applying the effective interest rate method	3,844,940	3,619,232
20.	Interest expense and similar charges	(2,357,199)	(2,069,416)
30.	Net interest income	2,320,749	2,259,385
40.	Fee and commission income	1,688,468	1,546,018
50.	Fee and commission expense	(233,431)	(230,299)
60.	Net fee and commission income	1,455,037	1,315,719
70.	Dividends and similar income	22,723	26,547
80.	Net profit (loss) from trading	127,877	54,864
90.	Net profit (loss) from hedging	(1,041)	(4,443)
100.	Gains/(losses) on disposal/repurchase of:	(8,572)	9,972
	a) financial assets measured at amortised cost	(7,677)	9,115
	b) Financial assets measured at fair value through other comprehensive income	(270)	1,034
	c) financial liabilities	(625)	(177)
110.	Net profit (loss) from financial assets and liabilities measured at fair value through profit or loss	(9,829)	5,850
	a) financial assets and liabilities designated at fair value	1,521	(3,121)
	b) other financial assets mandatorily measured at fair value	(11,350)	8,971
120.	Net interest and other banking income	3,906,944	3,667,894
130.	Net impairment (losses)/reversals for credit risk on:	(406,883)	(418,509)
	a) financial assets measured at amortised cost	(406,220)	(419,091)
	b) financial assets measured at fair value through other comprehensive income	(663)	582
140.	Modification gains/(losses)	(9,976)	(6,827)
150.	Net income from banking activities	3,490,085	3,242,558
180.	Net income form banking and insurance activities	3,490,085	3,242,558
190.	Administrative expenses:	(2,073,227)	(2,066,240)
	a) personnel expenses	(1,247,607)	(1,182,320)
	b) other administrative expenses	(825,620)	(883,920)
200.	Net provision for risks and charges:	(63,761)	452,572
	a) commitments and guarantees issued	3,876	(15,022)
	b) other net provisions	(67,637)	467,594
210.	Net adjustments to/recoveries on property, plant and equipment	(101,502)	(106,123)
220.	Net adjustments to/recoveries on intangible assets	(67,847)	(67,169)
230.	Other operating expenses/income	231,254	215,566
240.	Operating expenses	(2,075,083)	(1,571,394)
250.	Gains (losses) on investments	74,229	83,608
260.	Net gains (losses) on property, plant and equipment and intangible assets measured at fair value	(27,355)	(53,144)
280.	Gains (losses) on disposal of investments	2,668	77
290.	Profit (loss) before tax from continuing operations	1,464,544	1,701,705
300.	Tax (expense)/recovery on income from continuing operations	508,100	345,576
310.	Profit (loss) after tax from continuing operations	1,972,644	2,047,281
320.	Profit (loss) after tax from discontinued operations	(22,021)	4,344

2024 ANNUAL REPORT - Consolidated Financial Statements

Items		31 12 2024	31 12 2023*
330.	Profit (loss) for the year	1,950,623	2,051,625
340.	Net Profit (loss) attributable to non-controlling interests	(160)	(156)
350.	Parent company’s net profit (loss) for the year	1,950,783	2,051,781

* The income statement figures as at 31 December 2023 were restated, compared to those published at the reporting date, to take into account the classification of the subsidiary Monte Paschi Banque S.A. as “discontinued operations” in accordance with the provisions of IFRS 5.

	31 12 2024	31 12 2023*
Basic Earnings per Share (Basic EPS)	1,549	1,629
of continuing operations	1,566	1,625
of groups of assets held for sale and discontinued operations	(0,017)	0,004
Diluted Earnings per Share (Diluted EPS)	1,549	1,629
of continuing operations	1,566	1,625
of groups of assets held for sale and discontinued operations	(0,017)	0,004

* The income statement figures as at 31 December 2023 were restated, compared to those published at the reporting date, to take into account the classification of the subsidiary Monte Paschi Banque S.A. as “discontinued operations” in accordance with the provisions of IFRS 5.

BANCA MONTE DEI PASCHI DI SIENA

Consolidated statement of comprehensive income

Items		31 12 2024	31 12 2023
10.	Profit (loss) for the year	1,950,623	2,051,625
	Other comprehensive income after tax not recycled to profit or loss	(1,028)	(29,495)
20.	Equity instruments designated at fair value through other comprehensive income	(56)	(3,257)
30.	Financial liabilities designated at fair value through profit or loss (change in the entity’s own credit risk)	(3,445)	(2,761)
50.	Property, plant and equipment	(10,558)	(20,943)
70.	Defined benefit plans	485	4,460
80.	Non current assets held for sale	7,979	(2,415)
90.	Share of valuation reserves of equity-accounted investments	4,567	(4,579)
	Other comprehensive income after tax recycled to profit or loss	33,519	84,391
120.	Exchange differences	1,411	(1,025)
130.	Cash flow hedges	11,355	1,600
150.	Financial assets (other than equity securities) measured at fair value through other comprehensive income	30,224	75,989
170.	Share of valuation reserves of equity-accounted investments	(9,471)	7,827
200.	Total other comprehensive income after tax	32,491	54,896
210.	Total comprehensive income (Item 10+170)	1,983,114	2,106,521
220.	Consolidated comprehensive income attributable to non-controlling interests	(188)	(180)
230.	Consolidated comprehensive income attributable to Parent Company	1,983,302	2,106,701

2024 ANNUAL REPORT - Consolidated Financial Statements

Consolidated statement of changes in equity – 2024

				Allocation of profit		Change during the year
				from prior year			Shareholders’ equity transactions
	Balance sheet as at 31 12 2023	Change in opening balances	Balance as at 01 01 2024	Reserves	Dividends and other payments	Change in Reserves	Issue of new shares	Purchase of treasury shares	Extraordinary distribution of dividends	Change in equity instruments	Treasury share derivatives	Stock options	Change in equity investmentes	Total comprehensive income as at 31 12 2024	Total equity as at 31 12 2024	Group equity as at 31 12 2024	Non-controlling interest as at 31 12 2024
Share capital	7,454,052	-	7,454,052	-	-	-	-	-	-	-	-	-	(19)	-	7,454,033	7,453,451	582
a) ordinary shares	7,454,052	-	7,454,052										(19)	-	7,454,033	7,453,451	582
b) other shares	-	-	-			-								-	-	-	-
Share premium	2	-	2											-	2	-	2
Reserves:	444,240	-	444,240	1,736,594	-	2,109	-	-	-	-	-	-	-	-	2,182,943	2,184,265	(1,322)
a) from profits	576,328	-	576,328	1,608,594	-	1,255	-	-	-	-	-	-		-	2,186,177	2,187,499	(1,322)
b) other	(132,088)	-	(132,088)	128,000	-	854	-	-	-	-	-	-	-	-	(3,234)	(3,234)	-
Valuation reserves	29,190	-	29,190											32,491	61,681	60,448	1,233
Equity instruments	-	-	-			-								-	-	-
Treasury shares	-		-					-						-	-	-	-
Net profit (loss)	2,051,625		2,051,625	(1,736,594)	(315,031)	-								1,950,623	1,950,623	1,950,783	(160)
Total equity	9,979,109	-	9,979,109	-	(315,031)	2,109	-	-	-	-	-	-	(19)	1,983,114	11,649,282	11,648,946	336
Group equity	9,978,458	-	9,978,458	-	(314,923)	2,109	-	-	-	-	-	-	-	1,983,302	11,648,946	11,648,946	X
Non-controlling interest	651	-	651	-	(108)	-	-	-	-	-	-	-	(19)	(188)	336	X	336

As at 31 December 2024, the Group’s net equity, including non-controlling interests and net profit (loss) for the year, amounted to EUR 11,649.3 mln, compared to EUR 9,979.1 mln as at 31 December 2023, with an overall net increase of EUR 1,670.2 mln. This trend is mainly due to: (i) the profit for the year of EUR 1,950.6 mln, and (ii) the net positive change in valuation reserves of EUR 32.5 mln, the details of which are shown in the statement of comprehensive income to which we refer.

BANCA MONTE DEI PASCHI DI SIENA

Consolidated statement of changes in equity – 2023

				Allocation of profit		Change during the year
				from prior year			Shareholders’ equity transactions
	Balance sheet as at 31 12 2022*	Change in opening balances	Balance as at 01 01 2023	Reserves	Dividends and other payments	Change in Reserves	Issue of new shares	Purchase of treasury shares	Extraordinary distribution of dividends	Change in equity instruments	Treasury share derivatives	Stock options	Change in equity investmentes	Total comprehensive income as at 31 12 2023	Total equity as at 31 12 2023	Group equity as at 31 12 2023	Non-controlling interest as at 31 12 2023
Share capital	7,454,061	-	7,454,061	-	-	-	-	-	-	-	-	-	(9)	-	7,454,052	7,453,451	601
a) ordinary shares	7,454,061	-	7,454,061	-	-	-	-	-	-	-	-	-	(9)	-	7,454,052	7,453,451	601
b) other shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share premium	2	-	2											-	2	-	2
Reserves:	611,082	-	611,082	(178,605)	-	14,395	(2,629)	-	-	-	-	-	(3)	-	444,240	445,297	(1,057)
a) from profits	738,746	-	738,746	(178,605)	-	16,190	-	-	-	-	-	-	(3)	-	576,328	577,385	(1,057)
b) other	(127,664)	-	(127,664)	-	-	(1,795)	(2,629)	-	-	-	-	-	-	-	(132,088)	(132,088)
Valuation reserves	(25,706)	-	(25,706)	-	-	-	-	-	-	-	-	-	-	54,896	29,190	27,929	1,261
Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit (loss)	(178,509)		(178,509)	178,605	(96)	-	-	-	-	-	-	-	-	2,051,625	2,051,625	2,051,781	(156)
Total equity	7,860,930	-	7,860,930	-	(96)	14,395	(2,629)	-	-	-	-	-	(12)	2,106,521	9,979,109	9,978,458	651
Group equity	7,859,994	-	7,859,994	-	-	14,395	(2,629)	-	-	-	-	-	(3)	2,106,701	9,978,458	9,978,458	X
Non-controlling interest	936	-	936	-	(96)	-	-	-	-	-	-	-	(9)	(180)	651	X	651

* The values as at 31 December 2022 were restated, with respect to those published at the reporting date, following the retrospective application of IFRS 17 and IFRS 9 standards by the insurance associates.

As at 31 December 2023, the Group’s net equity, including non-controlling interests and net profit (loss) for the year, amoun-ted to EUR 9,979.1 mln, compared to EUR 7,860.9 mln as at 31 December 2022, with an overall net increase of EUR 2,118.2 mln. This trend is mainly due to: This trend is mainly due to: (i) the profit for the year of EUR 2,051.6 mln, and (ii) to the net positive change in valuation reserves of EUR 54.9 mln, referring to the revaluation of debt securities measured at fair value through other comprehensive income partially offset by the write-down of property, plant and equipment.

2024 ANNUAL REPORT - Consolidated Financial Statements

Consolidated cash flow statement - indirect method

A. OPERATING ACTIVITIES	31 12 2024	31 12 2023
1. Cash flow from operations	2,016,467	1,871,639
Profit (loss) (+/-) for the year	1,950,623	2,051,625
Capital gains/losses on financial assets held for trading and on assets/liabilities designated at fair value (+/-)	(139,853)	(119,547)
Net gains (losses) on hedging activities	1,041	4,443
Net impairment losses/reversals	557,933	582,941
Net adjustments/recoveries on property, plant and equipment and intangible assets (+/-)	196,705	228,780
Net provisions for risks and charges and other costs/revenues (+/-)	74,516	(443,208)
Unpaid charges, taxes and tax credit	(508,100)	(345,117)
Net adjustments to/recoveries on discontinued operations, after tax (+/-)	6,526	-
Other adjustments	(122,924)	(88,278)
2. Cash flow from (used in) financial assets	(989,765)	(526,557)
Financial assets held for trading	(44,459)	567,307
Other financial assets mandatorily measured at fair value	(99,853)	90,062
Financial assets measured at fair value through other comprehensive income	125,567	2,281,679
Financial assets measured at amortised cost	(822,051)	(2,810,014)
Other assets	(148,969)	(655,591)
3. Cash flow from (used in) financial liabilities	(1,818,701)	429,263
Financial liabilities measured at amortised cost	(1,450,404)	1,625,946
Financial liabilities held for trading	(247,611)	(1,163,373)
Financial liabilities designated at fair value	4,736	7,065
Other liabilities	(125,422)	(40,375)
Net cash flow from (used in) operating activities	(791,999)	1,774,345

B. INVESTMENT ACTIVITIES
1. Cash flow from	107,575	118,517
Dividends collected on equity investments	35,483	116,367
Sales of property, plant and equipment	72,092	2,150
2. Cash flow used in	(68,424)	(111,438)
Purchase of property, plant and equipment	(30,772)	(28,405)
Purchase of intangible assets	(37,652)	(83,033)
Net cash flow from (used in) investment activities	39,151	7,079

C. FUNDING ACTIVITIES
Issue/purchase of treasury shares	-	(2,630)
Dividend distribution and other	(315,031)	(96)
Net cash flow from (used in) funding activities	(315,031)	(2,726)

NET CASH FLOW FROM (USED IN) OPERATING, INVESTMENT AND FUNDING ACTIVITIES DURING THE YEAR	(1,067,879)	1,778,698

Reconciliation

Accounts	31 12 2024	31 12 2023
Cash and cash equivalents at beginning of the year	14,317,277	12,538,578
Net increase (decrease) in cash and cash equivalents	(1,067,879)	1,778,698
Cash and cash equivalents at end of the year	13,249,398	14,317,277

BANCA MONTE DEI PASCHI DI SIENA

The information required by IAS 7 paragraph 44 A and B is shown below.

				Non monetary charges		31 12 2024
							Liabilities associated
						Liabilities	with non-current assets
				Fair value		items 10,	held for sale and
Items		31 12 2024	Cash flows	changes	Others	20, 30	discontinued operations
10.	Financial liabilities measured at amortised cost	105,026,527	(1,450,404)	-	88,025	102,751,412	912,736
20.	Financial liabilities held for trading	2,854,721	(247,611)	(1,365)	-	2,605,745
30.	Financial liabilities designated at fair value	111,325	4,736	3,609	-	119,670
	Total	107,992,573	(1,693,279)	2,244	88,025	105,476,827	912,736

Notes to the Consolidated
Financial Statements

BANCA MONTE DEI PASCHI DI SIENA

Part A - Accounting policies

A.1 – General

Section 1 - Statement of compliance with international accounting standards

Pursuant to Italian Legislative Decree no. 38 of 28 February 2005, these consolidated financial statements were prepared in accordance with the international accounting standards issued by the International Accounting Standards Board (IASB) including interpretations by the IFRS Interpretations Committee, adopted by the European Union, pursuant to EC Regulation no. 1606 of 19 July 2002, which remained in force as at 31 December 2024.

The application of the international accounting standards was carried out by also referring to the “Systematic Framework for the preparation and presentation of financial statements” (Conceptual Framework), the Implementation Guidance and Basis for Conclusions documents and any other documents prepared by the IASB or IFRIC to complete the accounting standards issued.

For an overview of the accounting standards and related interpretations endorsed by the European Commission, whose application is scheduled for 2024 (or future financial years), please refer to “Section 5 - Other Aspects” below, which also describes the main impacts for the Group.

Communications of the Supervisory Bodies were also taken into account to the extent applicable (Bank of Italy, ECB, Consob and ESMA) and the interpretative documents on the application of IAS/IFRS prepared by the Organismo Italiano di Contabilità (OIC) [Italian Accounting Body], the Associazione Bancaria Italiana (ABI) [Italian Banking Association] and the Organismo Italiano di Valutazione (OIV) [Italian Evaluation Body], which provide recommendations on the information to be provided in the Financial Report, on certain aspects of greater importance in the accounting field, or on the accounting treatment of particular transactions.

Section 2 - General accounting standards

The Consolidated Financial Statements consist of the balance sheet, income statement, statement of comprehensive income, statement of changes in equity, the cash flow statement and the notes to the financial statements, and are accompanied by the directors’ report on operations, financial results achieved, and the Group’s equity and financial situation.

The Consolidated Financial Statements as at 31 December 2024 have been prepared based on the provisions contained in Circular no. 262 of 22 December 2005 issued by the Bank of Italy “Bank financial statements: layout and rules for compilation”, as amended by the eighth update of 17 November 2022.

The Group has also noted that in the Bank of Italy communication of the Bank of Italy of 14 March 2023 “Update of the provisions of Circular no. 262 - Bank financial statements: layout and rules for preparation” regarding the impacts of COVID-19 and measures to support the economy”, which requests, in free format, financial statement disclosure on the loans subject to public guarantee.

The Financial Statements have been prepared based on a going concern assumption, according to the generally accepted principles of accrual accounting, relevance and materiality of information, priority of substance over form and with a view to encouraging consistency with future statements.

The consolidated financial statements are prepared with transparency and provide a true and fair view of the financial position and income statement for the year of Banca MPS and its subsidiaries, as detailed in Section 3 “Scope and Methods of Consolidation” below.

If the information required by international accounting standards and provisions contained in the aforementioned circular were deemed insufficient for providing a true and fair representation, the Notes to the Financial Statements contain supplemental information necessary for that purpose.

If – in exceptional cases – the application of a provision set forth in the international accounting standards proved to be incompatible with a true and fair view of the Group’s financial position and result of operations, then such provision would not be applied. The reasons for any deviation and its impact on the representation of the financial position and result of operations would, in such a case, be explained in the notes to the financial statements.

Each item in the balance sheet, income statement and statement of comprehensive income also indicates the amount for the prior financial year, unless an accounting standard or interpretation allows or provides otherwise.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

The financial statements provide, in addition to the accounting data as at 31 December 2024, the comparative information relating to the last financial statements approved as at 31 December 2023.

Assets and liabilities, expenses and income cannot be mutually offset, unless this is permitted or required by the international accounting standards or the provisions set forth in Circular no. 262 of the Bank of Italy.

The balance sheet, income statement, and statement of comprehensive income do not include items which did not have balances for the reference financial year or prior financial year. If an item of the assets or liabilities is part of several items of the balance sheet, the notes to the financial statements indicate – whenever this is necessary for the purpose of intelligibility – that this component may also be referred to items other than the one it is posted to.

Revenue is posted with no sign in the income statement, statement of comprehensive income, and the respective section of the notes, whereas expenses are indicated in brackets.

The statement of comprehensive income, beginning with profit (loss) for the year, shows the income items recognised as contra-entries of valuation reserves, net of the related tax effect, in compliance with international accounting standards. Consolidated other comprehensive income is shown by separating income items that will not be transferred to the income statement in the future and those that may be subsequently reclassified to profit or loss for the year when specific conditions are met.

The statement of changes in equity shows the breakdown and changes in net equity accounts during the financial year and the previous financial year, broken down between share capital (ordinary shares), capital reserves, profit reserves and reserves from the valuation of assets or liabilities, equity instruments and profit or loss. Treasury shares in the portfolio are deducted from equity.

The cash flow statement has been prepared according to the indirect method, based on which cash flows from operations are represented by the net profit (loss) for the year adjusted to take into account the effects of non-monetary transactions. Cash flows are broken down amongst those deriving from operations, those deriving from investment activities and those generated by funding activities. In the statement, cash flows generated during the financial year have no sign, while those absorbed are shown between brackets.

In compliance with the provisions of Article 5 of Legislative Decree no. 38 of 28 February 2005, the financial statements have been prepared using the Euro as the reporting currency: The financial statements and the notes to the financial statements are drawn up in thousands of EUR.

Items of a different nature or with different allocation were recognised separately, unless they were considered irrelevant. All amounts shown in the financial statements were adjusted so as to reflect any events subsequent to the reporting date for which an adjustment is mandatory, according to IAS 10 (adjusting events). Non-adjusting events reflecting circumstances that occurred after the reporting date (non adjusting events) are disclosed as part of the notes to the financial statements, Part A, Section 4, if they are material and may affect the ability of users to make proper evaluations and decisions.

Notes for a meaningful comparison of the comparative financial statement schedules

As described in the section on the “Significant events in the 2024 financial year”, contained in the Report on Operations, on 13 June 2024 the Board of Directors of the Parent Company approved an exclusive arrangement with a private equity fund for the sale of the subsidiary Monte Paschi Banque S.A., which is expected to be formalised in 2025. Commencing the Half-Yearly Financial Statements for the period ending 30 June 2024, the investee in question was classified as a discontinued operation pursuant to IFRS 5. In particular, in the balance sheet as at 31 December 2024, the assets and related liabilities of the subsidiary are shown in the consolidated balance sheet items “Non-current assets held for sale and disposal groups” and “Liabilities associated with disposal groups”, without any restatement of comparative balances. With reference to the income statement, the contribution of the associate was recorded in income statement item 320 “Profit (loss) after tax from discontinued operations” for 2024 and for the previous comparison year, which was therefore restated compared to that originally published. Specifically, the positive contribution of Monte Paschi Banque S.A., amounting to EUR 4.3 mln as at 31 December 2023, which in the 2023 Consolidated Financial Statements was represented in the various income statement items as a result of the line-by-line consolidation, was restated under the aforementioned income statement item. Application of the measurement criterion envisaged in IFRS 5 had a negative impact of -EUR 36.4 mln as at 31 December 2024 on the economic result for the year and on the carrying amount of shareholders’ equity.

BANCA MONTE DEI PASCHI DI SIENA

Going concern

These Financial Statements were prepared under the going concern assumption.

After assessment of the evolution of the equity and liquidity positions, with regard to the indications provided in Document no. 2 of 6 February 2009 and Document no. 4 of 3 March 2010, issued jointly by the Bank of Italy, Consob and ISVAP, and subsequent amendments, the Directors can reasonably expect that the Group will continue operating as a going concern in the foreseeable future and therefore consider it appropriate to use the going concern assumption in the preparation of these financial statements.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

Section 3 – Scope and methods of consolidation

1. Equity investments in wholly-owned subsidiaries

The equity investments in wholly-owned subsidiaries are listed in the table below. For information on equity investments in companies jointly controlled or subject to significant influence by the Group, please refer to the contents of Part B - In-formation on the consolidated balance sheet - Section 7 - Equity investments, in these Notes to the Financial Statements.

					Ownership Relationship
	Name	Headquarters	Registered Office	Type of relationship (*)	Held by	Shareholding %	Available votes % (**)
A	Companies
A.0	BANCA MONTE DEI PASCHI DI SIENA S.p.a.	Siena	Siena
	A.1 Companies consolidated on a line-by-line basis
A.1	MONTE PASCHI FIDUCIARIA S.p.a.	Siena	Siena	1	A.0	100,00
A.2	WISE DIALOG BANK S.p.a. - WIDIBA	Milan	Milan	1	A.0	100,00
A.3	MPS TENIMENTI POGGIO BONELLI E CHIGI SARACINI SOCIETA’ AGRICOLA S.p.a.	Castelnuovo Berardenga (SI)	Castelnuovo Berardenga (SI)	1	A.0	100,00
A.4	G.IMM. ASTOR S.r.l.	Lecce	Lecce	1	A.0	52,00
A.5	AIACE REOCO S.r.l. in liquidazione	Siena	Siena	1	A.0	100,00
A.6	MAGAZZINI GENERALI FIDUCIARI DI MAN-	Mantua	Mantua	1	A.0	100,00
	TOVA S.p.a.
A.7	MONTE PASCHI BANQUE S.A. (***)	Paris	Paris	1	A.0	100,00
A.8	MONTE PASCHI CONSEIL FRANCE SOCIETE PAR ACTIONS SEMPLIFIEE	Paris	Paris		A.7	100,00
A.9	IMMOBILIERE VICTOR HUGO S.C.I.	Paris	Paris		A.7	100,00
A.10	MPS COVERED BOND S.r.l.	Conegliano	Conegliano	1	A.0	90,00
A.11	MPS COVERED BOND 2 S.r.l.	Conegliano	Conegliano	1	A.0	90,00
A.12	CIRENE FINANCE S.r.l.	Conegliano	Conegliano	1	A.0	60,00
A.13	SIENA MORTGAGES 07-5 S.p.a.	Conegliano	Conegliano	2	A.0	7,00
A.17	SIENA PMI 2016 S.r.l.	Conegliano	Conegliano	2	A.0	10,00

(*) Type of relationship:

1 = majority of voting rights at ordinary shareholders’ meetings

2 = other forms of control

(**) Votes available in the ordinary shareholders’ meeting, distinguishing between actual and potential.

(***) the investee MPS Banque S.A. is classified as a discontinued operation pursuant to IFRS 5.

BANCA MONTE DEI PASCHI DI SIENA

2. Significant assessments and assumptions for determining the scope of consolidation

Scope of consolidation

Subsidiaries

The Montepaschi Group’s consolidated financial statements include the balance sheet and profit and loss account results of the Parent Company and the directly and indirectly controlled entities; includes subsidiaries operating in business sectors dissimilar to that of the Parent Company and structured entities, when the requirements of effective control are met, even irrespective of the existence of an equity interest.

Companies in which Banca MPS is exposed to variable returns, or holds rights to such returns, arising from its relationship with them and at the same time has the ability to affect returns by exercising its power over these entities, are considered subsidiaries.

The accounting standard IFRS 10 establishes a concept of control based on the simultaneous presence of three elements: (i) the power to direct the relevant activities, i.e. the activities performed by the entity being invested in that are capable of influencing its returns; (ii) exposure to the variability of returns from the investment entity’s business, which may vary up or down, and (iii) the exercise of power to influence returns.

Thus, the aforementioned standard establishes that, to exercise control, the investor must have the ability to direct the entity’s relevant activities, as the result of a legal right or a mere de facto situation, and also be exposed to the variability of results deriving from this power.

The Group must therefore consolidate all types of entities if all three control requirements are met. Generally, when an entity is managed through voting rights, control derives from the holding of more than half of those rights. In other cases, the identification of the scope of consolidation requires considering all factors and circumstances that give the investor the practical ability to unilaterally conduct the relevant activities of the entity (de facto control). To this end, it is necessary to consider a set of factors, such as, merely by way of example:

•	the purpose and scope of the entity;

•	the identification of the relevant activities and how they are managed;

•	any right held through contractual agreements that grant the power to govern the relevant activities, such as the power to determine the financial and management policies of the entity, the power to exercise the majority of voting rights in the decision-making body, or the power to appoint or remove the majority of the decision-making body;

•	any potential voting rights that can be exercised and deemed as substantial;

•	involvement in the entity acting in the capacity of agent or principal;

•	the nature and dispersion of any rights held by other investors.

Equity investments and equity securities

Equity investments and equity securities are considered subject to control if the Group directly or indirectly holds the absolute majority of voting rights in the ordinary shareholders’ meeting and such rights are substantive, and the relative majority of voting rights if the other voting rights are held by widely-dispersed shareholders. Control may also exist in situations in which the Group does not hold the majority of voting rights, but holds sufficient rights to have the practical ability to unilaterally direct relevant activities of the investee or in the presence of:

•	substantive potential voting rights through underlying call options or convertible instruments;

•	rights deriving from other contractual arrangements which, combined with voting rights, give the Group the de facto ability to direct production processes, other operating or financial activities able to significantly influence the investee’s returns;

•	power to influence, through rules of the articles of association or other contractual arrangements, governance and decision-making procedures regarding relevant activities;

•	majority of voting rights through contractual arrangements formalised with other holders of voting rights (i.e., share- holders’ agreements).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

Structured entities - investment funds

The Group takes the following positions with respect to funds:

•	subscriber of units, held for long-term investment purposes or for trading;

•	counterparty in Loans/derivatives.

A controlling relationship is established if the Group meets simultaneously the following conditions:

•	has the power to direct the relevant activities, if:

-	it acts as fund manager and there are no substantial rights of dismissal by other investors; or

-	it has a substantive right to dismiss the fund manager (outside the Group) without just cause or for reasons attributable to the performance of the funds; or

-	the governance of the fund is such as to allow the Group to substantially govern the relevant activities;

•	has a significant exposure to the variable returns of the fund, through the direct holding of units deemed significant, in addition to any other form of exposure related to the economic results of the fund;

•	it is in a position to affect these returns through the exercise of power, if:

-	it is the fund manager;

-	it has a substantial right to dismiss the fund manager (external to the Group);

-	has a right to participate in the fund’s committees such as to give to the Group the legal and/or practical authority to control the activities carried out by the manager;

-	there are contractual relationships that bind the fund to the Group for the subscription or placement of units.

Structured entities - securitisation special purpose vehicles

In checking for the fulfilment of requirements of control over securitisation special purpose vehicles, both the possibility of exercising power over relevant activities for its own benefit and the end purpose of the transaction are taken into consideration, as well as the investor/sponsor’s involvement in the structuring of the transaction.

For autopilot entities, the subscription of the substantial entirety of the notes by Group companies is considered an indicator of the presence, particularly during the structuring phase, of the power to manage relevant activities to influence the economic returns of the transaction.

Equity investments in companies subject to joint control and under significant influence

Companies are considered as joint ventures, i.e subject to joint control when the voting rights and the control of the economic activities of the investee are equally shared by the Parent Company, directly or indirectly, and by an external entity. Furthermore, an investment is considered as subject to joint control even when voting rights are not equally shared if control over the economic activities and the strategies of the investee is shared, based on contractual agreements, with other entities.

Companies are considered associates, that is, subject to significant influence, when the Parent Company, directly or indirectly, holds at least 20% of voting rights (including “potential” voting rights) or in which - though the voting rights held may be lower - the Parent Company has the power to participate in determining financial and operating policies as a result of specific legal ties, such as adhering to shareholder agreements.

Certain equity interests exceeding 20%, in which the Group doesn’t have the power to participate in determining financial and operating policies but only can exercise governance right limited to the protection of proprietary interest, are not considered associates subject to significant influence.

Methods of consolidation

With reference to the consolidation methods, subsidiaries are consolidated on a line-by-line basis, interests in jointly controlled companies and investments in companies subject to the Group’s “significant influence” are consolidated with the synthetic equity method.

BANCA MONTE DEI PASCHI DI SIENA

Line-by-line consolidation method

Line-by-line consolidation consists in the line-by-line acquisition of the balance-sheet and income statement aggregates of the subsidiaries. After the assignment to third parties, under a separate account, of their shares of equity and profit/ loss, the value of the equity investment is eliminated against the recognition of the residual value of the subsidiary’s equity.

Differences resulting from this transaction, if positive, are recognised - after any attribution to assets or liabilities of the subsidiary - under intangible assets as goodwill or other intangible assets. Negative differences are charged to the income statement.

Intragroup assets, liabilities, income and expenses are eliminated.

Acquisitions of companies are accounted for based on the “acquisition method” set forth in IFRS 3, based on which identifiable assets acquired and identifiable liabilities assumed (including contingent), must be recognised at their respective fair values at the acquisition date. In addition, for each business combination, any non-controlling interests in the acquired company may be recognised at fair value or in proportion with the share of non-controlling interests in identifiable net assets of the company acquired. Any excess of the consideration transferred (represented by the fair value of the assets transferred, liabilities assumed and equity instruments issued) and any recognition at fair value of the non-controlling interests with respect to the fair value of assets and liabilities acquired is recognised as goodwill; if the price is lower, the difference is allocated to the income statement; if the price is lower, the difference is charged to the income statement.

The “acquisition method” is applied starting from the acquisition date, as described in the paragraph “Business combinations” under section “A.2 – Part relating to the main items of the financial statements” below, to which reference should be made, or beginning when control over the acquired company is effectively obtained. Therefore, the income and expenses of a subsidiary purchased during the reference financial year are included in the consolidated financial statements as of the date of purchase.

On the other hand, the income and expenses of a subsidiary sold are included in the consolidated financial statements up to the date of disposal; the difference between the consideration for the sale and the book value of the investee’s net assets is recognised in the income statement in item 280. “Gains (losses) on disposals of investments”.

If there is a partial sale of the subsidiary that does not entail loss of control, the difference between the consideration for the sale and the relative book value is recognised as an offsetting entry in equity.

In order to prepare these Consolidated Financial Statements, all wholly-owned subsidiaries prepared a balance sheet and income statement that was compliant with the Group’s accounting standards.

Equity investments held for sale were recognised in accordance with the reference IFRS 5 standard, which governs the treatment of non-current assets held for sale. In this case, assets and liabilities held for sale are reclassified under balance sheet item “120. Non-current assets held for sale and disposal groups” and “70. Liabilities associated with disposal groups”.

If the ongoing disposal of the equity investment can be configured as a discontinued operation pursuant to IFRS 5, the related income and charges are shown in the income statement, net of the tax effect, under item “320. Profit (loss) after tax from assets held for sale and discontinued operations”. Otherwise, the contribution of the investee is shown in the income statement on a line-by-line basis. For further details, please refer to paragraph “8 - Non-current assets and groups of assets held for sale” contained in the following section “A.2 – Part relating to the main items of the financial statements”.

If the fair value of the assets and liabilities held for sale, net of sales costs, are less than the carrying amount, an impairment is recognised in the income statement.

Equity consolidation method

Equity investments in jointly controlled companies and investments in companies subject to the Group’s “significant influence” (associates) are consolidated with the synthetic equity method.

The equity method provides for the initial recognition of the investment at cost and its subsequent value adjustment on the basis of the share pertaining to shareholders’ equity. The share of the investee’s results for the year is recognised under item 250 “Gains (losses) on equity investments” in the consolidated Income Statement. Any change in the comprehensive income relating to these investee companies is presented, for the portion attributable to the Group, as part of the consolidated comprehensive income under shareholders’ equity item “120. Valuation reserves”.

In determining the ownership percentages, any potential voting rights are not considered.

After applying the equity method, the equity investment is subject to an impairment test if there is objective evidence of a loss in value that could affect the investee’s cash flows and therefore the recoverability of the investment’s carrying

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies amount. For further details, please refer to the paragraph “Method of determining impairment losses on equity investments” included in the next section “Use of estimates and assumptions in the preparation of financial statements”.

If evidence of impairment indicates that there may have been a loss in value of an equity investment, then the recoverable value of the equity investment (which is the higher of the fair value, less costs to sell, and the value in use) should be estimated. The latter is determined by discounting the future cash flows that the equity investment may generate, including the final disposal value of the investment. Should the recoverable value be less than its book value, the difference is recognised immediately in the income statement, in the item indicated above. Should the reasons for impairment no longer apply as a result of an event occurring after the impairment was recognised, reversals of impairment losses are charged to the same item in the income statement, up to the amount of the previously recognised impairment.

The Group discontinues the use of the equity method on the date it ceases to exercise significant influence or joint control over the investee company; in which case, from that date, the investment is reclassified to “Financial assets at fair value through other comprehensive income” or to “Financial assets at fair value through profit or loss”, provided that the associate or jointly controlled company does not become a subsidiary.

For the consolidation of jointly controlled companies and associates, the financial statements (annual or interim) that have been most recently approved by said companies are used. In rare cases, the companies do not apply IAS/IFRS standards, thus, for these companies, it has been ascertained that applying these standards would not result in significant impacts on the Group’s consolidated financial statements.

The changes in the consolidation area compared to the situation as at 31 December 2023 are attributable to the exit of the following vehicles:

•	SIENA LEASE 2016 2 S.r.l., of which the Parent Company held 100% of the share capital, already in liquidation and cancelled on 9 January 2024 from the Company Register;

•	SIENA LEASE 09-6 S.r.l., of which the Parent Company held 7% of the share capital, already in liquidation and cancelled on 10 July 2024 from the Company Register;

•	SIENA LEASE 10-7 S.r.l., of which the Parent Company held 7% of the share capital, already in liquidation and cancelled on 11 July 2024 from the Company Register.

3. Equity investments in wholly-owned subsidiaries with significant non-controlling interests

This section is not completed because as at 31 December 2024, in line with the previous financial year, there are no third-party interests in subsidiaries considered significant for the Group, either individually or as a whole, as also shown in the table in “Section 16 – Non-controlling interests” contained in Part B of the liabilities in these Notes to the financial statements.

BANCA MONTE DEI PASCHI DI SIENA

4. Significant restrictions

Listed below are the significant restrictions on the Group’s ability to access or use assets and to extinguish liabilities:

Regulatory restrictions

The Parent Company, with assets and liabilities, before eliminations of intercompany relationships, amounting as at 31 December 2024 to EUR 128,232.2 mln (EUR 127,733.9 mln as at 31 December 2023), is subject to the prudential regulations set forth in Directive 2013/36/EU (CRD IV) and Regulation (EU) No. 575/2013 (CRR), aimed at preserving adequate capitalisation in accordance with the risks assumed; Therefore, as a general rule, the ability of banks to distribute capital or dividends is subject to compliance with these capital requirement regulations.

Legal restrictions

The Parent Company is required, in compliance with statutory provisions, to deduct 10% of annual net profit to form the legal reserve, until it has reached 20% of the share capital. The reserve must be replenished if it is reduced for whatever reason. The Parent Company is also required to form and increase a statutory reserve in an amount not less than 15% and at least 25% from the moment the legal reserve reaches 20% of the share capital.

The Italian subsidiaries other than securitisation special purpose vehicles are required, in compliance with statutory provisions, to deduct 5% of annual net profit to form the legal reserve, until it has reached 20% of the share capital, and an additional 5% to be allocated to a statutory reserve.

Contractual restrictions

Pledged assets

The Group holds assets not available to it in that they are used to guarantee financing transactions (e.g., repurchase or securitisation transactions).

The disclosure on assets pledged as collateral for liabilities and commitments is provided in the “Other information” section of Part B of these Notes to the consolidated financial statements, to which reference should be made.

Group assets related to securitisations

As at 31 December 2024, asset item 40 b) “Financial assets measured at amortised cost: loans and advances to customers’ does not include amounts of loans not derecognised on the balance sheet against a liability to the issuing vehicles (against cash received from such disposals) because all “own” securitisations without derecognition have been closed.

Other restrictions

The Group’s banks are required to hold a compulsory reserve at national Central Banks. The compulsory reserve as at 31 December 2024, included in asset item 40 “Financial assets measured at amortised cost” sub-item “a) Loans to banks”, held at Bank of Italy, amounted to EUR 535.0 mln (EUR 501.8 mln as at 31 December 2023).

5. Other information

The financial statements processed for line-by-line consolidation of the subsidiaries include the financial statements as at 31 December 2024, as approved by the Boards of Directors of the respective companies.

Section 4 – Events after the Reporting Date

It should be noted that the significant events occurred in the period between the reporting date (31 December 2024) and the date of approval of the Consolidated Financial Statements by the Board of Directors (6 March 2025), are entirely attributable to non-adjusting events, pursuant to IAS 10, i.e. events that do not entail any adjustments to the Financial Statements, as they are the expression of situations arising after the reporting date.

For more detailed description of the aforementioned events, please refer to the section “Significant events after the end of 2024 financial year” included in the Consolidated Report on operations.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

Section 5 – Other Matters

Interest rate benchmark reform

Launched in 2016 following the publication of Regulation (EU) 2016/1011 (Benchmarks Regulation), the reform of benchmark rates in Europe can now be considered complete, with two Regulation-compliant rates now published daily: the Euribor rate for maturities up to 12 months, administered by the European Money Market Institute (EMMI); and the Euro Short-term rate (€STR) for overnight maturities, recorded and published by the ECB.

Even outside the Eurozone, risk free rates (RFRs) have now been identified and are in operation for all major currencies, gradually replacing the LIBOR rate. The only exception remained the USD, with the Financial Conduct Authority (FCA) requiring the benchmark administrator in April 2023 to continue to publish 1-, 3- and 6-month synthetic USD LIBOR settings even after the termination date of 30 June 2023 and until September 2024 to facilitate the transition of contracts.

A summary of the new risk-free rates replacing the former IBOR rates is given below, with the institution acting as benchmark administrator indicated.

Currencies	Ibor rate	Risk-free rate	Administration	Description
CHF	CHF Libor	SARON	Swiss Infrastructure and Exchange	Guaranteed Interbank Swiss Average Rate Overnight
EUR	EUR Libor	€STR	European Central Bank	Non guaranteed Interbank Euro Interbank short-term rate overnight
GBP	GBP Libor	SONIA	Bank of England	Non guaranteed interbank Sterling Overnight Average Rate
JPY	JPY Libor	TONAR	Bank of Japan	Non guaranteed interbank Tokyo Overnight Average Rate
USD	USD Libor	SOFR	Federal Reserve Bank of New York	Guaranteed Secured Overnight Financing Interest Rate

It should be recalled that in 2020 the Group launched a project to implement all necessary measures to adapt its opera-tional and application processes to the new risk-free rates with a view to gradually replacing the IBOR indices, which were scheduled to come to an end between 2021 and 2023, according to the timetable defined by the Regulator.

As at 31 December 2024, the Group had completed the planned actions to adapt its management and accounting systems to the new Alternative Reference Rates, thus replacing the IBOR indices, as required by Regulation (EU) 2016/1011 (Benchmark Regulation).

The ESEF (European Single Electronic Format) for the preparation of annual financial reports

The Delegated Regulation (EU) No. 2019/815 (so-called ESEF Regulation), amending the Transparency Directive No. 2004/109/EC, stipulates that issuers whose securities are listed on regulated markets in the European Union must prepare their annual financial reports in accordance with the single electronic reporting format ESEF approved by ESMA: with the eXtensible HyperText Markup language (XHTML), “marking up” the basic financial statements, the consolidated financial statements and the notes to the financial statements, with the specifications of the Inline eXtensible Business Reporting Language (iXBRL).

From an operational point of view, the marking process was carried out in two ways:

•	the detailed marking, relating to the numerical items of the consolidated financial statements, labels each numerical value contained in the statements themselves, identifying the appropriate tag in the basic taxonomy;

•	the block marking, relating to the content of the Notes to the financial statements, requires that for each applicable element of the taxonomy, the conceptually corresponding portion of the Notes to the financial statements, consisting of text and tables (so-called “bloc tag”), is identified.

The basic taxonomy to be used for the single electronic reporting format is updated by ESMA to take into account, among other aspects, the issuance of new IFRSs, the amendment of existing IFRSs and the analysis of information published by issuers. In December 2022, ESMA issued the updated version of the taxonomy (Taxonomy 2022 ESEF), applicable to annual financial reports for financial years beginning on 1 January 2023.

On 15 January 2025, Commission Delegated Regulation (EU) 2025/19, of 26 September 2024, amending the regulatory technical standards set out in Delegated Regulation (EU) 2019/815 with regard to the 2024 update of the taxonomy for the single electronic financial reporting format was published in the Official Journal of the European Union. The entry into force has been set for 1 January 2025, allowing for early application. The Group did not make use of this option, so for the 2024 financial year, the schedules and notes to the consolidated financial statements were “marked up” using the ESEF Taxonomy 2022.

BANCA MONTE DEI PASCHI DI SIENA

Finally, it should be noted, however, that certain information contained in the Notes to the Consolidated Financial Statements when extracted from the XHTML format in an XBRL instance, due to certain technical limitations, may not be reproduced identically to the corresponding information displayed in the Consolidated Financial Statements in XHTML format.

The Annual Financial Report, drawn up in compliance with the ESEF Regulation, was approved by the Board of Directors of Banca MPS on 6 March 2025 and will be made public in accordance with the law.

ESMA Priorities 2024

In October 2024, ESMA published the Public Statement European common enforcement priorities for 2024 annual financial reports in which it highlights the thematic areas considered of particular relevance for 2024 reporting. The priorities are divided into specific sections with regard to: financial reporting, sustainability reporting, ESEF reporting and general considerations contained in previous years’ statements.

As regards the enforcement priorities for the 2024 Financial Statements, these mainly concern issues related to: (i) liquidity risk and (ii) accounting policies, judgements and significant estimates applied by the entity.

With regard to liquidity risk, ESMA highlights the new disclosure requirements under IAS 7 in relation to Supplier Financial Arrangements (SFA); i.e. material arrangements with suppliers that meet the characteristics described in paragraph 44G of IAS 7. The disclosure requirement applies to acquiring entities that sell their accounts payable to a third party to increase their liquidity by deferring settlement. Such cases are not material for the Group.

The Authority also reiterates, with respect to non-current financial liabilities with covenants, that the issuer must make the disclosure required by IAS 1 regarding the risk that liabilities could become repayable within twelve months after the reporting period, when the issuer classifies liabilities arising from loan arrangements as non-current and when its right to defer the settlement of those liabilities is subject to compliance with covenants within twelve months after the reporting period; It should be noted in this regard that this disclosure is not relevant for the Group given the content of the amendments to IAS 1 and the obligation to apply the formats provided for in Bank of Italy Circular No. 262.

Again with reference to liquidity risk, the ESMA finally makes several transparency-related instructions with regard to preparing the cash flow statement; in this regard, it should be noted that this disclosure is not relevant for the Group due to the obligation to apply the formats provided for by Bank of Italy Circular 262.

With regard to accounting policies, judgments and estimates, ESMA generally reiterates the need for entity-specific disclosures (describing the accounting policies and valuation methods used) while at the same time refraining from making boilerplate disclosures which merely repeat the IFRS requirements. Issuers should clearly disclose: (i) the judgements made that have the most significant effect on the amounts recognised in the financial statements; and (ii) the assumptions about the future and other major sources of estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year. Moreover, it is necessary to assess and, if relevant, explain whether and how estimation uncertainty is affected by significant current developments (e.g. macroeconomic, technological, social, climatic and geopolitical). For further details on these aspects, please refer to the section “Use of estimates and assumptions when preparing financial statements” in Part A - Accounting policies.

More specifically, the Authority draws attention to assessments that may require significant judgement, such as:

•	when assessing control, joint control or significant influence. In such cases, careful consideration must be given to the elements of judgement and clear and detailed disclosures must be provided about the significant judgements made. For these aspects, please refer to Section 3 “Scope and methods of consolidation” in Part A and section 7.6 “Key considerations and assumptions to determine the existence of joint control or significant influence” in Part B;

•	of assessing whether the long-term contracts entered into by the entity meet the definition of customer contracts under IFRS 15. For contracts that meet the standard, attention must be paid to the proper inclusion in consideration of variable elements covering extremely long time horizons characterised by uncertainty, and to the consideration of the macro environment in assessing the performance obligation. In addition, ESMA mentions other potentially critical aspects such as assessments over the roles of agent or principal in specific cases (e.g. online shopping platforms) and the specific disclosure required by IFRS 15 about the amount and timing of consideration allocated to remaining performance obligations. These aspects are not material in the context of the customer contracts concluded by the Group.

Finally, among its general considerations, ESMA notes that previous years’ priorities regarding climate matters continue to be relevant. The Authority particularly emphasises the importance of consistency and connectivity between the information related to climate risks and opportunities included in financial statements and the information included in the sustainability statement. This is because discordant information on sustainability issues in the annual financial report could be a potential source of greenwashing (without prejudice to the specific characteristics of financial and sustainability reporting).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

Finally, ESMA encourages issuers to specify which climate issues addressed in its sustainability reporting do not have a financial impact on the financial statements and to explain the reasons for this. For further details on climate topics and related financial and non-financial effects to the Group, please refer to paragraph “Climate Change” in Section 2 –“Environmental information” of the Sustainability Report included in the Consolidated Report on operations.

Consob warning notice

In December 2024, Consob published a warning notice about the climate-related disclosure included in the financial statements.

In the context of ESMA’s recommendations set out in the “Public Statement European common enforcement priorities for 2024 annual financial reports”, Consob brought attention to the additional documents published by ESMA to support companies in preparing more robust and consistent disclosures (“The Heat is On: Disclosures of Climate-Related Matters in the Financial Statements” report and the “Clearing the smog: Accounting for Carbon Allowances in Financial Statements” public statement) and warned issuers of a number of key elements that should be taken into account for the 2024 disclosure in light of the monitoring of the disclosures made in the 2023 financial statements and the coming into force of the sustainability reporting requirements under Decree No. 125/2024.

First of all, with a view to facilitating investor access to, and comprehension of, climate-related information, Consob underlines that this should be reported in a specific note to the financial statements or by inserting specific references to the notes in which they are described. Disclosures should be structured to address, among other things, the risks, uncertainties and impacts on financial statement items where these are material or the reasons why no such impacts have been identified. For further details please refer to the Sustainability report included in the Consolidated Report on operations, and to the paragraph “Management overlays” and “ESG risks” included in Part E of these Consolidated Notes to Financial Statements, section “Risk of Prudential Consolidation” and section “Operational Risk” respectively.

Secondly, Consob reiterated the importance of consistency between financial and sustainability reporting. The financial statements should provide relevant information such to enable investors to appreciate the impact on accounting estimates, if any, of the actions identified as part of the transition plans described in the sustainability reporting by explaining the assessments that led to the recognition or non-recognition of impacts in the financial statements. In this regard, Consob referred to the provisions contained in paragraph 31 of IAS 1 “Presentation of Financial Statements” and the guidance contained in the IFRS Interpretation Committee’s decision of 11 April 2024 on how issuers’ climate-related commitments should be reported in relation to their emission reduction targets.

Furthermore, where scenarios are used in financial statements to assess climate risks, it is appropriate to clarify, if relevant, how these assessments have impacted the valuations contained in the financial statements, also through specific sensitivity analyses, which specifically take into account the assumption made. For more details please see the paragraph “Management overlays” in Part E “Risk of prudential consolidation” of these Notes to consolidated financial statements.

Finally, the considerations made regarding the impacts of climate-related factors should be clearly described.

An illustration of the new accounting standards, or the changes to existing standards approved by the IASB is provided below, as well as the new interpretations or changes to existing interpretations published by IFRIC, with separate reporting on those applicable in 2024 from those that may be adopted in subsequent financial years.

List of key IAS/IFRS international accounting standards and related SIC/IFRIC interpretations endorsed for mandatory application as of the 2024 Financial Statements

Regulation (EU) 2023/2579 of 20 November 2023 endorsed the amendments to IFRS16 “Leases: Lease Liability in Sale and Leaseback” (amendment to IFRS 16) issued by the IASB on 22 September 2022. The amendments clarify how a seller-lessee must subsequently measure lease liabilities in sale and leaseback transactions59 with variable lease payments that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments clarified that:

•	At initial recognition, the seller-lessee also includes the variable lease payments (whether or not they depend on an index or a rate) in its measurement of the lease liability arising from the leaseback;

•	After initial recognition, the seller-lessee applies the general subsequent measurement requirements for a lease liability under IFRS 16, making sure not to recognise the gain or loss that relates to the rights of use retained.

The amendments must be applied from 1 January 2024. The requirements must also be retrospectively applied, under IAS 8, to sale and leaseback transactions that were entered into after the date when IFRS 16 was first applied (i.e. 1 January 2019). The changes to the standard are of no particular materiality for the Group, in light of the characteristics of the existing sale and leaseback contracts, which have no variable payments or have insignificant variable payments.

59 Sale and leasebacks are transactions in which the owner of an asset sells the asset and leases that asset back from the new owner for a period of time.

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Regulation (EU) 2023/2822, of 19 December 2023, endorsed the amendments to IAS 1 presented by the IASB on 23 January 2020 “Classification of Liabilities as Current or Non-Current Date” and on 31 October 2022 “Non-current Liabilities with Covenants”, with the aim of clarifying the way in which a company must determine, in the statement of financial position, the debt and other liabilities with uncertain settlement date. Its application, initially scheduled for 2022, was postponed initially until 1 January 2023 and finally until 1 January 2024. Specifically, this last amendment from October 2022 requires that only the covenants that an entity must comply with at the reporting date or before that date are such as to affect the classification of a liability as current or non-current. It is also required to indicate in the notes to the financial statements the information that allows users of the financial statements to understand the risk that non-current liabilities with covenants may become repayable within twelve months. Given the contents of the amendments and the obligation to apply the formats set forth in Bank of Italy Circular No. 262/05, the limited proposed amendments to IAS 1 are not relevant to Banks.

Regulation (EU) 2024/1317 of 15 May 2024 endorsed the amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures: Supplier Finance Arrangements”, published by the IASB on 25 May 2023. The amendments introduced new disclosure requirements about a company’s supplier finance arrangements (also known as supply chain finance or reverse factoring arrangements). These new requirements are to provide users of financial statements with information enabling them to assess the impact of these arrangements on a company’s liabilities and cash flows, and to understand the effect of supplier finance arrangements on a company’s exposure to liquidity risk and how the company might be affected if the arrangements were no longer available to it.

The proposed changes affect the entities that enter into finance agreements as purchasers, but do not affect the lender. Therefore, they do not directly affect the Group, which acts solely as lender in supplier finance agreements.

List of endorsed IAS/IFRS international accounting standards and related SIC/IFRIC endorsed interpretations whose application is mandatory after 31 December 2024

The standards or amendments whose application is effective after 31 December 2024 and for which the Group, where envisaged, did not make use of early application, is provided below.

Regulation (EU) 2024/2862, of 12 November 2024, endorsed the amendment to IAS 21 “The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability”, published by the IASB on 15 August 2023. The amendment clarifies when a currency is convertible or not convertible into another currency, how to estimate the exchange rate if the currency is not convertible, and the disclosures to be made in the notes to the financial statements. The amendment will become effective on 1 January 2025, but early adoption is permitted.

The aforementioned amendment is not expected to have a significant impact on the Group’s financial position.

IAS/IFRS international accounting standards and related SIC/IFRIC interpretations issued by the IASB and still awaiting approval from the European Commission

On 9 April 2024, the IASB published IFRS 18 “Presentation and Disclosure in Financial Statements”, which replaces IAS 1 “Presentation of Financial Statements”. The new standard establishes the presentation and disclosure requirements for financial statements with the aim of making the information more transparent and comparable and to ensure that it faithfully represents the assets, liabilities, shareholders’ equity, revenues and costs of the entity. The main changes compared to IAS 1 are:

•	the classification of income and expenses in five categories (operating, investing, financing, income taxes, discontinued operations) based on the core business activities of the entity;

•	new statement items with partial totals (operating profit, profit before financing and income taxes);

•	increased obligations relating to the labelling of items as well as the aggregation and disaggregation of information based on characteristics that agree (or not) with financial statement items;

•	the introduction of disclosure requirements to include management-defined performance measures (MPMs) – i.e. financial performance measures based on new required totals or subtotals under IFRS, with certain adjustments (i.e. adjusted profit or loss).

The new standard also involves limited amendments to other standards, including IAS 7 “Statement of Cash Flows”, IAS 33 “Earnings per Share” and IAS 34 “Interim Financial Reporting”.

Application becomes effective from 1 January 2027; Pursuant to IAS 34, the entity will be required to present its income statement in compliance with IFRS 18 requirements in the 2027 half-yearly financial statements.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

The Group is assessing the impacts of the new provisions, also taking into account the aforementioned changes, which affect the presentation of the profit and loss account and disclosures in the financial statement, must be appropriately coordinated with Bank of Italy Circular No. 262 (i.e. the circular regulating financial statement formats and the rules for compiling financial statements of banks).

On 9 May 2024, the IASB published IFRS 19 “Subsidiaries without Public Accountability: Disclosures”. Under certain conditions, the new standard allows subsidiaries that apply the international accounting standards to provide reduced financial statement disclosures, thus lowering their financial statement preparation costs. In order to apply the standard, the subsidiary: i) must not have public accountability60, and ii) must have a parent company, ultimate or intermediate, which prepares consolidated financial statements in accordance with international accounting standards. The application of IFRS 19 is optional for eligible subsidiaries and enters into force from 1 January 2027.

No significant effect on the Group’s consolidated financial statements is expected from the adoption of this amendment.

On 30 May 2024, the IASB published the amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”. The amendments to the two standards clarify certain critical aspects of the classification and measurement of financial instruments pursuant to IFRS 9 that emerged from the post-implementation review of the standard. In particular, the amendments addressed:

•	classification of contractual cash flow characteristics of financial assets with ESG-linked features. On this topic, the IASB has listed some non-comprehensive examples of financial instruments for assessing whether a financial asset meets the Solely Payments of Principal ad Interest(SPPI) criterion. More specifically:

-	an arrangement whereby interest is to be paid if the borrower meets a contracted ESG target (e.g. to reduce carbon emissions) is consistent with a basic lending arrangement and, therefore, enables a positive assessment, thus allowing for the passing of the SPPI test;

-	an arrangement that provides for the adjustment of an market variable-linked interest rate (e.g. the carbon price index) does not compensate the lender for the risks and costs associated with lending the principal amount; therefore, it does not qualify as a basic lending arrangement.

•	settling financial liabilities using an electronic payment system. The amendments permit liability to be settled in cash using an electronic payment system before the settlement date (by exception from the applicable rules) only when and if payment instruction issued by the entity:

-	cannot be withdrawn, stopped or cancelled;

-	the cash to be used for settlement of the payment instruction cannot be accessed and;

-	the settlement risk associated with the electronic payment system is insignificant (i.e. when a standard procedure is used to execute the payment instruction and there is a short period between the fulfilment requirements (a) and (b) and the delivery of the cash to the counterparty.

However, the settlement risk would not be insignificant if the execution of the payment instruction is contingent on the entity’s ability to deliver cash on the settlement date.

With these amendments to IFRS 9 - Financial Instruments, the IASB also introduced additional disclosure requirements to improve transparency for the benefit of investors as regards equity instruments for which the option has been exercised for the recognition of changes in fair value in the statement of comprehensive income (OCI election) and financial instruments with contingent characteristics, e.g. associated with ESG-linked objectives. The amendments apply to financial years beginning on or after 1 January 2026.

The Group is assessing the impact of the new provisions and plans to accordingly update Group policies.

Finally, on 18 July 2024 the IASB published its “Annual Improvements Volume 11” containing clarifications, simplifications, corrections and minor amendments to IFRS accounting standards to improve consistency. These concerned the following accounting standards:

•	IFRS 1 “First-time Adoption of International Financial Reporting Standards”;

•	IFRS 7 “Financial Instruments: Disclosures’ and Guidance on implementing IFRS 7;

•	IFRS 9 “Financial Instruments”;

60	A subsidiary has public accountability if: (i) its debt or equity instruments are traded in a public market or it is in the process of issuing such instruments for trading in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local and regional markets), or (ii) one of its principal activities is to hold assets in trust for a large group of persons (e.g., banks, credit unions, insurance companies, securities dealers, mutual funds and investment banks).

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•	IFRS 10 “Consolidated Financial Statements”; and

•	IAS 7 “Statement of Cash Flow”.

The amendments apply as of 1 January 2026. Early application is permitted.

No significant effect on the Group’s consolidated financial statements is expected from the adoption of this amendment.

Finally, on 18 December 2024, the IASB published amendments to IFRS9 and IFRS7 entitled “Contracts Referencing Nature-dependent Electricity” requiring specific disclosures in financial statements for contract of these types.

Nature-dependent electricity contracts are contracts that expose the company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, wind, sun, etc. These include both contracts to buy or sell nature-dependent electricity and financial instruments that reference such electricity. These contracts are often structured as long-term power purchase agreements (“PPAs”), which:

•	provide a quantity of electricity generated by the nature-dependent energy source to the purchaser at a fixed unit price (“physical PPAs”) in addition to environmental certificates; or

•	contain a swap that pays out the net difference between a fixed-price cash flow and a variable-price cash flow related to a quantity of nature-dependent energy (“virtual PPPs” or “VPPAs”) and provide the corresponding environmental certificates.

A unique feature of these PPAs is that whether and how much electricity is generated by the reference plant at any given time is determined by the nature-dependent sources. The IASB’s amendments:

•	introduce guidelines to assess whether contracts meet “own use” requirements and, therefore, can continue to be considered to be held for the purpose of the receipt of energy in accordance with the entity’s expected usage requirements, thus exempting the contract from the accounting treatment provided for contracts to buy or sell non-financial items. This occurs if the entity has been, and expects to be, a net purchaser of electricity for the contract period (i.e. if it buys sufficient electricity to offset the sales of any unused electricity in the same market in which it sold the electricity;

•	incorporate the hedge accounting treatment required by IFRS 9 if the contract has been designated in a cash flow hedging relationship. In this case, it is permissible to designate as the hedged item a variable nominal amount of forecast electricity transactions that is aligned with the variable amount of nature-dependent electricity expected to be delivered by the generation facility as referenced in the hedging instrument;

•	introduce specific disclosures with regard to contracts to purchase energy from natural sources that meet “own use” requirements.

The amendments apply as of 1 January 2026. Early application is permitted. In particular, the changes relating to the “own use” exemption apply retrospectively under IAS 8, while the changes relating to hedge accounting treatment apply prospectively to relationships designated on or after the date of first application.

No significant effect on the Group’s consolidated financial statements is expected from the adoption of this amendment.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

A.2 – Part relating to the main items of the financial statements

Accounting standards

The following is a description of the accounting standards that have been adopted with reference to the main asset and liability items for the preparation of the consolidated financial statements as at 31 December 2024 with reference to the stages of classification, recognition, measurement and derecognition of the various asset and liability items, as well as for the methods of recognising revenues and costs. These standards are aligned with those adopted for the preparation of the comparative financial statements as at 31 December 2023.

1 Financial assets measured at fair value through profit or loss (FVTPL)

a) classification criteria

These assets include financial assets other than those classified under “Financial assets measured at fair value through other comprehensive income” and “Financial assets measured at amortised cost”. The item in particular includes:

•	debt securities or loans that are included in an “Other” Business Model, i.e., a procedure for managing financial assets that does not have the objective of collecting contractual cash flows (“Held to Collect” business model) or collecting contractual cash flows and selling financial assets (“Hold to Collect and Sell” business model);

•	debt securities, loans and units of UCITS whose contractual terms do not exclusively provide for repayments of principal and interest on the amount of principal to be repaid (i.e., that do not pass the so-called Solely Payment of Principal and Interest (SPPI) test);

•	equity instruments that cannot be classified as representing control, affiliation, and joint control, held for trading purposes or for which, upon initial recognition, the fair value through other comprehensive income option was not chosen;

•	derivative contracts, recognised in financial assets held for trading, that are recognised as assets if the fair value is positive, or liabilities if the fair value is negative.

With reference to the latter, it is possible to offset current positive and negative values deriving from outstanding transactions with the same counterparty - including in the case of derivative contracts allocated to the trading portfolio and hedging derivative contracts, as required by Circular 262 - only if the legal right to offset the amounts recognised is currently in place and the entity intends to proceed with the net settlement of offsetting positions.

More detailed information is provided below on the three sub-items that comprise this category, represented by: “Financial assets held for trading”, “Financial assets measured at fair value”, and “Other financial assets mandatorily measured at fair value”.

Financial assets held for trading

Financial assets (debt securities, equity securities, loans, units of UCITS) are classified as held for trading purposes if they are managed with the objective of generating cash flows through their sale, as they are:

•	acquired for the purpose of selling them in the short-term;

•	part of a portfolio of financial instruments that are managed on an individual basis and for which there is proven existence of a strategy targeted at earning a profit in the short term.

It also includes derivatives with a positive fair value not designated as having an accounting hedge relationship. Derivative contracts include those embedded in complex financial instruments, in which the primary contract is a financial liability, which were subject to separate accounting as:

•	their economic characteristics and risks are not strictly related to the characteristics of the underlying contract;

•	the embedded instruments, even if separate, satisfy the definition of derivative;

•	hybrid instruments to which they belong are not measured at fair value with the relative changes posted to the income statement.

Financial assets designated at fair value

A financial asset (debt securities and loans) can be designated at fair value irrevocably at the time of initial recognition, only when this designation makes it possible to eliminate or significantly reduce a measurement inconsistency (“accounting mismatch”). This category is not used by the Group at present.

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Other financial assets mandatorily measured at fair value

Other Financial assets mandatorily measured at fair value represent a residual category and include:

•	debt securities and loans, when: i) the relative contractual cash flows do not represent solely payments of principal and interest on the residual principal (SPPI test failed), or ii) are not held as part of a Business Model whose objective is the ownership of assets for purposes of collecting contractual cash flows (“Hold to Collect” Business Model) or those whose objective is achieved either by collecting contractual cash flows or by selling financial assets (“Held to Collect and Sell” Business Model);

•	UCITS units;

•	equity securities held for purposes other than trading for which the option of classification at fair value through other comprehensive income is not exercised.

b) recognition criteria

Initial recognition of financial assets occurs at settlement date for debt securities, equities and units of UCITS, at disbursement date for loans, and at trade date for derivative contracts. Upon initial recognition, financial assets measured at fair value through profit or loss are recognised at fair value, which usually corresponds to the amount paid, without considering transaction costs or revenues directly attributable to the instrument, which are directly recognised in the income statement.

c) measurement criteria

After initial recognition, financial assets measured at fair value through profit or loss are recorded at fair value, with changes recognised as an offsetting entry in the income statement.

To determine the fair value of financial instruments listed on an active market, market prices recorded at the reporting date are used. In the absence of an active market, commonly adopted estimation methods and valuation models are used, which take into account all the risk factors related to the instruments and which are based on data recorded on the market such as: valuation of listed securities with similar characteristics, discounted cash flow calculations, option pricing models and values recognized in recent comparable transactions. For equity securities and derivatives on equity securities that are not listed on an active market, the cost criterion is used as an estimate of the fair value only on a residual basis and limited to rare circumstances, i.e., if none of the measurement models previously mentioned can be applied, or if there is a wide range of possible fair value measurements, in which case the cost represents the most meaningful estimate.

For further information on the criteria for determining the fair value, please refer to Section “A.4 Information on Fair Value” of Part A of these Notes to the consolidated financial statements.

d) revenue recognition criteria

The interest of the three sub-items that comprise this category is recorded under item “10 - Interest income and similar revenues”.

Realised gains and losses, the gains and losses from measurements for “Financial assets held for trading”, including derivatives associated with financial assets/liabilities measured at fair value, are booked to the income statement under item “80 - Net trading income (expenses)”. These income effects pertaining to “Financial liabilities measured at fair value” as well as “Other Financial assets mandatorily measured at fair value” are booked to the income statement under item “110 - Net profit/loss from financial assets and liabilities measured at fair value through profit and loss”, in the sub-items “a) financial assets and liabilities measured at fair value” and “b) other Financial assets mandatorily measured at fair value”, respectively.

e) derecognition criteria

Financial assets are derecognised from financial statements: i) upon expiration of the contractual rights on the cash flows resulting from the assets, or ii) when the financial assets are sold and all related risks/benefits are transferred. However, if a relevant portion of the risks and benefits associated with disposed financial receivables have been maintained, they continue to be posted in the financial statements, even if legal ownership of the asset has been effectively transferred.

If it is not possible to ascertain a substantial transfer of risks and benefits, the financial assets are derecognised when control of the assets has been surrendered. Conversely, if such control has been maintained, even partly, the assets should continue to be recognised to the extent of residual involvement, as measured by the exposure to the changes in value of the assets disposed and to the changes in their cash flows.

Finally, disposed financial assets are derecognised if the contractual rights to receive the cash flows are maintained and a contractual obligation is simultaneously undertaken to pay only said flows, without a significant delay, to third parties.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

f) reclassification criteria

According to the general rules established by IFRS 9 on reclassifying financial assets (with the exception of equity securities, for which reclassification is not permitted), reclassifications to other categories of financial assets are not permitted unless the entity changes its Business Model for managing financial assets. In these cases, which are expected to be highly infrequent, financial assets may be reclassified from the category ‘measured at fair value through profit or loss’ to one of the other two categories envisaged by IFRS 9 (financial assets measured at amortised cost or financial assets measured at fair value through other comprehensive income). The transfer value is represented by the fair value at the time of the reclassification and the effects of the reclassification apply prospectively from the reclassification date. In this case, the effective interest rate of the reclassified financial asset is calculated based on its fair value at the reclassification date and this date is considered as the initial recognition date in assigning it to the various credit risk stages (stage assignment) for purposes of impairment.

For more information on classification criteria for financial instruments, please refer to the section “Classification criteria for financial assets” below.

2 Financial assets designated at fair value through other comprehensive income (FVTOCI)

a) classification criteria

This category includes financial assets represented by:

•	debt securities, managed as part of a “Hold to collect and sell” business model and whose contractual flows represent only payments of principal and interest on the residual capital (SPPI test passed);

•	equity instruments (not qualifiable as control, association and joint control), held as part of a Business Model other than trading for which the option for recognition in the individual instrument was irrevocably exercised at the time of initial recognition of the individual instrument, the option for recognition in the statement of comprehensive income from changes in fair value after initial recognition (OCI election).

b) recognition criteria

Financial assets are initially recognised on the date of settlement, with reference to debt or equity instruments, and on the date of disbursement with reference to loans.

On initial recognition, the assets are measured at their fair value, which normally corresponds to the price paid, inclusive of transaction costs or income directly attributable to the instrument.

c) measurement criteria

Financial assets represented by debt securities and loans, following initial recognition, continue to be measured at fair value, with recognition in the income statement of interest (based on the effective interest rate method), expected credit losses and any exchange rate changes. Other impairment gains or losses, on the other hand, are booked to the appropriate equity reserve net of the associated tax effect (item “120 - Valuation reserves”). Upon cancellation of the financial asset, the accumulated profits or losses in the valuation reserve will be subject to recycling to the Income Statement (item “100. Gains (losses) on disposal / repurchase of: b) financial assets measured at fair value through other comprehensive income).

Financial assets represented by equity instruments, following initial recognition, continue to be measured at fair value, with changes booked to the appropriate equity reserve net of the associated tax effect (item “120 - Valuation reserves”). The amounts recognised in this reserve will never be transferred to the income statement, even in the event of a sale; in this case, a reclassification is made to another equity item (item “150 - Reserves”). Furthermore, no write-down to the income statement is envisaged for these assets as they are not subject to any impairment process. The only component of these equity securities that is recognised in the income statement is represented by the related dividends (item “70 - Dividends and similar income”).

For equity securities included in this category, which are not listed on an active market, the cost criterion is used as an estimate of the fair value only on a residual basis and limited to rare circumstances, i.e., if none of the measurement models previously mentioned can be applied, or if there is a wide range of possible fair value measurements, in which case the cost represents the most meaningful estimate.

For further information on the criteria for determining the fair value, please refer to Section “A.4 Information on Fair Value” of Part A of these Notes to the consolidated financial statements.

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Financial assets measured at fair value through other comprehensive income - both in the form of debt securities and loans - are subject to verification of the significant increase in credit risk (impairment) as required by IFRS 9, similar to assets measured at amortised cost, with the consequent recognition in the income statement of a value adjustment to cover expected losses. In summary, an estimated loss at one year is recognised, at the initial recognition date and at every subsequent reporting date, on instruments classified in stage 1 (i.e., on financial assets at the origination date, if not impaired, and on instruments for which there has not been a significant increase in credit risk compared to the initial recognition date). Instead, for instruments classified in stage 2 (performing, for which there has been a significant increase in credit risk compared to the initial recognition date) and stage 3 (non-performing exposures) an expected loss is recorded for the entire residual life of the financial instrument. Conversely, equity securities are not subject to the impairment test.

For more detailed information, please refer to the subsequent paragraph “Use of estimates and assumptions when preparing financial statements - Methods for calculating impairment on IFRS 9 financial instruments”.

d) revenue recognition criteria

As regards financial instruments represented by debt instruments:

•	interest is recorded under item “10 - Interest income and similar revenues”;

•	expected credit losses recognised for the year are accounted for in item “130 - “Net impairment (losses)/reversals for credit risk of: (b) financial assets measured at fair value through other comprehensive income as a balancing entry to the specific equity valuation reserve (“120. Valuation reserves”); the same applies to recoveries of part or all of the write-downs made in previous financial years;

•	at the moment of derecognition, valuations accumulated in the specific equity reserve are reversed to the income statement under item “100 - Gains/losses from disposal/repurchase of: b) financial assets measured at fair value through other comprehensive income”.

As regards financial instruments represented by equity instruments, for which the “OCI election” was exercised, only dividends are booked to the income statement (item “70 - Dividends and similar income”).

e) derecognition criteria

Financial assets are derecognised from financial statements: i) upon expiration of the contractual rights on the cash flows resulting from the assets, or ii) when the financial assets are sold and all related risks/benefits are transferred. However, if a relevant portion of the risks and benefits associated with disposed financial receivables have been maintained, they continue to be posted in the financial statements, even if legal ownership of the asset has been effectively transferred.

If it is not possible to ascertain a substantial transfer of risks and benefits, the financial assets are derecognised when control of the assets has been surrendered. Conversely, if such control has been maintained, even partly, the assets should continue to be recognised to the extent of residual involvement, as measured by the exposure to the changes in value of the assets disposed and to the changes in their cash flows.

Finally, disposed financial assets are derecognised if the contractual rights to receive the cash flows are maintained and a contractual obligation is simultaneously undertaken to pay only said flows, without a significant delay, to third parties.

f) reclassification criteria

According to the general rules established by IFRS 9 on reclassifying financial assets (with the exception of equity securities, for which reclassification is not permitted), reclassifications to other categories of financial assets are not permitted unless the entity changes its Business Model for managing financial assets. In these cases, which are expected to be highly infrequent, financial assets may be reclassified from the category ‘measured at fair value through other comprehensive income’ to one of the other two categories envisaged by IFRS 9 (financial assets measured at amortised cost or financial assets measured at fair value through profit or loss). The transfer value is represented by the fair value at the time of the reclassification and the effects of the reclassification apply prospectively from the reclassification date. If assets are reclassified from this category to the amortised cost category, the cumulative gain (loss) recorded in the valuation reserve is adjusted to the fair value of the financial asset at the reclassification date. If, instead, assets are reclassified to the fair value through profit or loss category, the cumulative gain (loss) recorded previously in the valuation reserve is reclassified from shareholders’ equity to profit (loss) for the year.

For more information on classification criteria for financial instruments, please refer to the section “Classification criteria for financial assets” below.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

3 Financial assets measured at amortised cost

a) classification criteria

Included in this category are financial assets represented by loans and debt securities held according to a business model whose objective is achieved through the collection of contractually stipulated cash flows (business model “Hold to collect”) and whose contractual flows represent only principal and interest payments on the principal to be repaid (SPPI test passed).

The portfolio of financial assets measured at amortised cost includes:

•	the entire portfolio of loans in the various technical forms that satisfy the above requirements (including repurchase agreements), stipulated with both banks and customers;

•	debt securities, mainly government bonds, which satisfy the above requirements;

•	operating receivables connected with providing financial assets and services as defined in the Consolidated Banking Law and the Consolidated Law on Finance (e.g., for distribution of financial products and servicing activities);

•	receivables originating from financial lease transactions which, in accordance with IFRS 16, are recognised as credits as they transfer risks and benefits to the lessee, including the values referring to assets pending financial leasing, such as properties under construction;

•	loans to banks and central banks other than “at sight”.

b) recognition criteria

Financial assets are initially recognised on the date of settlement, with reference to debt securities, and on the date of disbursement, with reference to loans. In particular, as far as loans are concerned, the disbursement date normally coincides with the contract execution date. If this coincidence does not occur, at the time of the contract execution, a commitment to disburse funds is recorded, which closes on the date of disbursement of the loan. The initial recognition is based on the fair value of the financial instrument (which is normally equal to the amount disbursed or price of underwriting), inclusive of the costs/income directly related to the individual instruments and determinable as of the transaction date, even if such costs/income are settled at a later date. This does not include costs which have these characteristics but are subject to repayment by the debtor or which can be encompassed in ordinary internal administrative expenses.

Repurchase agreements with forward repurchase or resale obligation are recorded in the Financial Statements as funding or lending transactions. In particular, spot sales and forward repurchase transactions are recognised in the financial statements as payables for the spot amount received, while spot purchase and forward resale transactions are recognised as receivables for the spot amount paid.

c) measurement criteria and revenue recognition criteria

Following initial recognition, financial assets booked to this category are measured at amortised cost using the effective interest rate criterion. This interest is recorded under item “10 - Interest income and similar revenues”. The gross book value is equal to the first-time recognition value:

•	less principal repayments;

•	less/plus amortisation – calculated using the effective interest rate method – of the difference between the amount disbursed and the amount repayable upon maturity, typically attributable to the costs/income directly charged to each receivable.

The effective interest rate is identified by calculating the rate that equals the present value of future flows of the asset, in terms of principal and interest, to the amount disbursed including the costs/income related to the asset. The estimate of cash flows must take into account all contractual clauses that may affect amounts and maturities, without considering the expected losses on the asset. This accounting method, using a financial logic, makes it possible to distribute the economic effect of all transaction costs, commissions, premiums or discounts considered an integral part of the effective interest rate over the expected residual life of the asset. The amortised cost method is not used for short-term receivables, for which the effect of applying a discounting approach is negligible, for loans without a defined maturity, and for revocation loans. For more details on amortised cost, please refer to the paragraph “amortised cost” included in the paragraph “Other significant accounting practices” below.

The book value of financial assets at amortised cost is adjusted to take into account any provision to cover expected losses (expected credit losses). For each reporting period, the aforementioned assets are subject to impairment testing with the aim of estimating expected losses in value for credit risk (ECL - Expected Credit Losses).

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These losses are recorded in the income statement under item “130 - Net impairment (losses)/reversals for credit risk”. If there is no reasonable expectation of recovery, the gross exposure is written-off: in this case, the gross exposure will be reduced by the amount deemed non-recoverable, as a balancing entry to the reversal of the provision to cover expected losses and impairment losses in the income statement, for the part not covered by the provision. For further details on the accounting treatment of “write-offs”, please refer to the following paragraph on “derecognition criteria”.

More specifically and as better explained in the paragraph “Use of estimates and assumptions when preparing financial statements - Methods for calculating impairment on IFRS 9 financial instruments”, the impairment model classifies the assets into three separate stages (stage 1, stage 2, stage 3), according to trends in the debtor’s creditworthiness, each of which has different criteria for measuring expected losses:

•	stage 1: includes performing financial assets for which there has been no significant increase in credit risk with respect to the initial recognition date, or for which credit risk is considered low. Impairment is based on an estimate of expected loss over a one-year time horizon (expected loss that would result from default events on financial assets that are deemed possible within one year of the reference date);

•	stage 2: includes performing financial assets that have undergone a significant deterioration in credit risk with respect to initial recognition. Impairment is measured as the estimated expected loss with reference to a timespan equal to the residual life of the financial asset;

•	stage 3: represents non-performing financial assets (probability of default equal to 100%), to be assessed based on an estimate of expected loss over instrument’s life.

For performing assets, expected losses are determined according to a collective process based on certain risk parameters represented by the probability of default (PD), the loss rate in the event of default (LGD, Loss Given Default) and the exposure value (EAD, Exposure At Default) deriving from internal models for the calculation of regulatory credit risk, appropriately adjusted in order to take into account the specific requirements envisaged by accounting regulations.

For non-performing assets, i.e., assets for which, in addition to a significant increase in credit risk, objective evidence of impairment has been found, impairment losses are quantified based on an analytical or lump-sum measurement process by homogeneous risk categories, aimed at determining the present value of expected future recoverable cash flows, discounted using the original effective interest rate or a reasonable approximation thereof, if the original interest rate cannot be directly determined.

The non-performing asset category includes exposures assigned with the status of bad loan, unlikely to pay, or past-due/ overdrawn for more than ninety days, in accordance with the definitions established by supervisory regulations in effect (Bank of Italy Circular no. 272 “Accounts Matrix”) and referred to in Bank of Italy Circular no. 262, as these definitions are deemed consistent with accounting regulations envisaged in IFRS 9 for objective evidence of impairment.

In the event of sale scenarios, the cash flows are calculated based not only on the forecast of the recoverable amounts through internal management activity, but also on the basis of the flows that can be obtained from any sale on the market, according to the approach described in the subsequent paragraph “Use of estimates and assumptions when preparing financial statements - Methods for calculating impairment on IFRS 9 financial instruments”.

In addition, the expected cash flows include forecasts for collection timing and the realisable value of any guarantees as well as the costs connected with obtaining and selling the guarantee. In this regard, in the event that the Group uses a third party to collect non-performing loans, the fees paid to the outsourcer for activities strictly related to collection are considered for the purpose of estimating impairment losses. These costs are considered for both non-performing and performing exposures, if for the latter it is probable that in the event of a transfer to bad loans, the collection activities will be assigned to third parties.

For fixed-rate positions, the original effective rate used to discount the expected cash flows from collection, calculated as described above, remains unchanged over time even if there is a change in the contractual rate due to the debtor’s financial difficulties. For floating-rate positions, the rate used to discount cash flows is updated for the indexing parameter (e.g., Euribor), while keeping the fixed spread at the original level.

The financial asset’s original value is restored in subsequent financial years when there is an improvement in the exposure’s creditworthiness compared to that which had led to the previous write-down. The reversal is posted to the same item in the income statement (“130 - Net impairment (losses)/reversals for credit risk”) and may not, in any case, exceed the amortised cost that the asset would have had without prior adjustments. For more detailed information on the impairment model, please refer to the subsequent paragraph “Use of estimates and assumptions when preparing financial statements - Methods for calculating impairment on IFRS 9 financial instruments”.

For non-performing exposures, accrued interest is calculated based on amortised cost, i.e., using the value of the exposure - calculated with the effective interest rate - adjusted for expected losses.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

In case of management of non-performing exposures, or of transfer from stage 3 to stage 2 or stage 1, interest will once again be calculated based on the gross exposure value; the positive difference is recognised, as the recovery of previous impairment losses, as an offsetting entry to item “130. Net impairment (losses)/reversals for credit risk”. The same accounting entry is made in the event that the interest collected is greater than the expected cash flows.

Finally, for non-performing exposures that do not accrue contractual interest, such as bad loans, this interest corresponds to the progressive release of the discounting of collection forecasts, as the effect of the simple passage of time.

d) derecognition criteria

Financial assets are subject to derecognition when: (i) the contractual rights to the cash flows arising therefrom have expired, or when (ii) the financial assets are sold with the substantial transfer of all risks and benefits resulting from the ownership. However, if a relevant portion of the risks and benefits associated with disposed financial receivables have been maintained, they continue to be posted in the financial statements, even if legal ownership of the asset has been effectively transferred.

If it is not possible to ascertain a substantial transfer of risks and benefits, the financial assets are derecognised when control of the assets has been surrendered. Conversely, if such control has been maintained, even partly, the assets should continue to be recognised to the extent of residual involvement, as measured by the exposure to the changes in value of the assets disposed and to the changes in their cash flows.

Disposed financial assets are derecognised if the contractual rights to receive the cash flows are maintained and a contractual obligation is simultaneously undertaken to pay only said flows, without a significant delay, to third parties.

Finally, assets subject to substantial changes, as more fully described in the paragraph “Renegotiations”, are derecognised.

With regard to non-performing financial assets, the asset may be derecognised following the acknowledgement of the non-recoverability of the exposure and the resulting closure of the collection process (definitive derecognition), and entails the reduction of the nominal value and of the gross book value of the loan. This case occurs when settlement agreements have been reached with the debtor that entail a reduction in the loan (resolution agreement) or in the presence of specific situations such as, for example:

•	a judgement has been handed down by the court that declares the loan all or partially settled;

•	the conclusion of bankruptcy or enforcement proceedings against both the principal debtors and guarantors;

•	the conclusion of all possible judicial and extra-judicial actions for credit collection;

•	the completion of a mortgage lien on an asset under guarantee, with the resulting derecognition of the loan guaranteed by the property under lien, in the absence of further specific guarantees or other actions that can be taken to recover the exposure.

These specific situations may result in a full or partial derecognition of the exposure but do not necessarily imply a waiver of the legal right to collect the loan.

In addition, non-performing financial assets may be derecognised following their “write-off”, upon acknowledgement that there are no reasonable expectations of collection, while continuing with actions aimed at their recovery. This write-off is carried out in the financial year in which the loan, or part of it, is considered non-recoverable - despite not closing the legal procedure - and can take place before the legal actions taken against the debtor and guarantors for credit collection. It does not imply the waiver of the legal right to collect the loan and is made if the loan documentation contains reasonable financial information indicating that the debtor will be unable to repay the loan amount. In this case, the gross nominal value of the loan remains unchanged, but the gross book value is reduced by an amount equal to the amount to be written off, which may represent the full exposure or a portion of it. The write-off amount cannot be subjected to subsequent write-backs following an improvement in collection forecasts, rather only as the result of amounts effectively collected.

In the event of derecognition, the difference between the book value of the asset at the derecognition date and consideration received, inclusive of any assets received net of any liabilities assumed, must be recognised in the income statement, under item “100. a) Profits/(Losses) from disposal or repurchase of: financial assets measured at amortised cost”.

e) reclassification criteria

According to the general rules established by IFRS 9 on reclassifying financial assets, reclassifications to other categories of financial assets are not permitted unless the entity changes its Business Model for managing financial assets. In these cases, which are expected to be highly infrequent, financial assets may be reclassified from the category ‘measured at amortised cost’ to one of the other two categories envisaged by IFRS 9 (financial assets measured at fair value through other comprehensive income or financial assets measured at fair value through profit or loss).

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The transfer value is represented by the fair value at the time of the reclassification and the effects of the reclassification apply prospectively from the reclassification date. Gains or losses resulting from the difference between the amortised cost of the financial asset and the associated fair value are booked to the income statement in the case of reclassification under “Financial assets measured at fair value through profit or loss” and, under equity, in the appropriate valuation reserve, in the case of the reclassification under “Financial assets measured at fair value through other comprehensive income”.

For more information on classification criteria for financial instruments, please refer to the section “Classification criteria for financial assets” below.

4 Hedging transactions

The Group availed itself of the possibility, envisaged on first-time application of IFRS 9, to continue to use all of the provisions of IAS 39 (carved out version endorsed by the European Commission) as regards hedge accounting for all types of hedge (both micro and macro hedges).

a) reclassification criteria - type of hedge

Risk-hedging transactions are aimed at offsetting any potential losses on a certain financial instrument or group of financial instruments that may arise from a specific risk should it occur. The following types of hedging are included:

•	fair value hedges, which are intended to hedge the exposure to changes in fair value of a recognised asset or liability that are attributable to a particular risk. These include generic fair value hedges (macro-hedges) having the objective of reducing fluctuations in fair value due to interest rate risk, of a monetary amount, arising from a portfolio of financial assets and liabilities (including core deposits). Generic hedges cannot be used to cover net amounts resulting from the offsetting of assets and liabilities;

•	cash flow hedges, which are intended to hedge the exposure from variability in future cash flows attributable to particular risks associated with a recognised asset or liability or a transaction that is deemed highly likely;

•	hedges of a net investment in a foreign operation, which refers to hedging the risks of an investment in a foreign operation denominated in a foreign currency.

Only instruments that involve a counterparty outside the Group can be designated as hedging instruments. Given the choice exercised by the Group of making use of the possibility to continue to fully apply the rules of IAS 39 to hedging relationships, it is not possible to recognise capital securities under Financial assets measured at fair value through other comprehensive income (FVOCI) as hedged for price or exchange risk, as these instruments do not impact the income statement, even in case of sale (other than for the dividends recognised in the financial statement).

b) recognition criteria

Financial hedging derivatives, just as for all derivatives, are initially recognised at fair value on the date the contract is stipulated and are classified, as a function of their positive or negative value, in the asset item “50. Hedging derivatives” or in the liability item “40. Hedging derivatives”.

A relationship qualifies as a hedge, and is represented in the accounts, if and only if all the following conditions are met:

•	at the start of the hedge there is a formal designation and documentation of the hedging relationship, the company’s objectives in managing the risk and the strategy in carrying out the hedge. This documentation includes the identification of the hedging instrument, the hedged item or transaction, the nature of the hedged risk and how the company assesses the effectiveness of the hedging instrument in offsetting the exposure to changes in the fair value of the hedged element or cash flows attributable to the hedged risk;

•	the hedge is expected to be highly effective;

•	the planned transaction subject to hedging, for cash flow hedges, is highly probable and presents an exposure to changes in cash flows that could affect the income statement;

•	the effectiveness of the hedge can be reliably measured;

•	the hedge is valued on the basis of a continuity criterion and is considered highly effective for all the reference financial years for which the hedge was designated.

Hedge effectiveness depends on the extent to which changes in the fair value or expected cash flows of the hedged item are offset by corresponding changes in the hedging instrument. Therefore, effectiveness is measured by comparing these changes, taking into account the intent pursued by the company at the time the hedge is put in place. With reference to the hedged risk, the hedging is effective (within the 80% to 125% window) when the changes in fair value (or in the cash flows) of the hedging instrument offset the changes in the hedged item almost entirely.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

Effectiveness is assessed at year-end or at interim reporting dates by using:

•	prospective tests, which justify the application of hedge accounting, as they demonstrate its expected effectiveness;

•	retrospective tests, which show how effective the hedging relationship has been in the period under review (i.e. measure how far the actual results have deviated from a perfect hedge).

c) measurement criteria and revenue recognition criteria

Hedging derivatives are measured at fair value. In particular:

Fair value hedging

In the case of specific fair value hedging, the change in the fair value of the hedged element (for changes generated by the underlying risk factor) adjusts the book value of the hedged element and is immediately recognised, regardless of the category to which the hedged asset or liability belongs, along with the change in the fair value of the hedging instrument, in income statement item “90 - Net profit (loss) from hedging”. Any difference, i.e. partial ineffectiveness of the hedging derivatives, reflects their net P&L impact.

If the hedging relationship is suspended, the hedged instrument, if not derecognised from financial statements, is returned to the original valuation criterion of the class to which it belongs. Specifically for instruments measured at amortised cost, the cumulative revaluations/write-downs recorded as a result of changes in the fair value of the hedged risk are recognised in the income statement in interest income and expense over the residual life of the hedged item, based on the effective interest rate. Instead, if the suspension of the hedge is accompanied by the derecognition from financial statements of the hedged item (e.g., sale or early repayment), the fair value portion not yet amortised is immediately recognised in the income statement under the item “90 - Net profit (loss) from hedging”.

With regard to generic fair value hedging transactions (macro-hedges), changes in fair value of the hedged risk of assets and liabilities subject to hedging are recorded in the balance sheet, respectively, under item “60 - Change in value of macro-hedged financial assets” or “50 - Change in value of macro-hedged financial liabilities”. The offsetting item for changes in value in both the hedged element and the hedging instrument, similar to specific fair value hedges, is item “90 - Net profit (loss) from hedging” in the income statement. In the event of termination of a generic fair value hedging relationship, the cumulative revaluations/write-downs recorded in the above-mentioned balance sheet items are recognised in the income statement under interest income or expense for the residual duration of the original hedging relationships, subject to verification that the prerequisites have been met.

Cash flow hedging

The changes in fair value of the hedging instrument are posted to a specific shareholders’ equity reserve (item “120 - Valuation reserves”) with reference to the effective portion of the hedge, while fair value changes of the hedging instrument that are not offset by changes in the hedged item’s cash flows are posted to the income statement under item “90 - Net profit (loss) from hedging”. If the cash flow hedge is no longer considered effective, or the hedging relationship is terminated, the total amount of profits or losses on the hedging instrument, already recognised under “Valuation reserves”, is recognised in the income statement only when the hedging transaction will take place or when it is no longer considered possible for the transaction to occur; in the latter circumstance, the profits or losses are transferred from the shareholders’ equity item to the income statement item “90. Net profit (loss) from hedging”.

Hedges of foreign currency investments

Hedges of foreign currency investments are accounted for similarly to cash flow hedges.

d) derecognition criteria

If the tests do not confirm hedge effectiveness, both retrospectively and prospectively, hedge accounting is discontinued as described above. In this circumstance, the hedging derivative contract is reclassified under “Financial assets measured at fair value through profit or loss” and in particular under financial assets held for trading.

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In addition, the hedging relationship ceases when:

•	the derivative expires, is extinguished or exercised;

•	the hedged item is sold, expires, or is repaid;

•	the hedge no longer fulfils the aforementioned hedge accounting requirements;

•	the company revokes the designation of the hedging relationship.

As an exception to the provisions of IAS 39, discontinuing is not carried out following the updating of the documentation on the hedging relationship (due to the change in the hedged risk, the hedged underlying, the hedging derivative or the method for verifying the resilience of the hedge) in the event of changes necessary as a direct consequence of the Reform of the reference indices for the determination of interest rates (IBOR Reform) and carried out on an equivalent economic basis.

5 Equity investments

a) classification criteria

This item includes equity interests held in associates or joint ventures, which are recognised in accordance with the equity method.

Companies subject to significant influence are considered associates. It is assumed that the company exercises significant influence in all cases in which it holds at least 20% of the voting rights (including “potential” voting rights) and, regardless of the interest held, if the company has the power to participate in management and financial decisions of the investee, by virtue of specific legal connections, such as shareholders’ agreements, with the purpose for the agreement’s participants to ensure representation in management bodies and to ensure management unity, without having control.

Entities are considered to be jointly controlled companies when control is shared between the Group and one or more other parties based on contracts or agreements of another nature, according to which financial and management decisions with strategic purposes are made through the unanimous consent of all parties that share control. This occurs when the voting rights and control of the economic activity of the investee are shared equally by Banca MPS and another entity. In addition, a joint investment is defined as an equity investment in which, even in the absence of an equal share of voting rights, the unanimous consent of all parties sharing control is required for the making of resolutions concerning the relevant activities.

For further information, please refer to section 7.6 “Key considerations and assumptions to determine the existence of joint control or significant influence” in Part B – “Assets” of these Notes to the financial statements.

b) recognition criteria

Initial recognition of financial assets classified in this category occurs on the settlement date, for a total value equal to the cost, including any goodwill paid at the time of acquisition, which is therefore not subject to independent and separate recognition.

c) measurement criteria and revenue recognition criteria

Equity investments are valued using the synthetic equity method. This method envisages that the initial book value is subsequently increased or decreased to reflect the Group’s share of the total profits and losses of the investee realised after the acquisition date as an offsetting entry to the income statement item “250 - Gains (losses) on investments”.

If it becomes necessary to recognise impairment deriving from changes in the investee’s net equity that the investee has not recognised in the income statement (e.g., changes from the fair value measurement of financial assets measured at fair value through other comprehensive income and from the measurement of actuarial gains/losses on defined benefit plans), the portion of these changes attributable to the Group is recognised directly in the equity item “120 - Valuation reserves”.

In applying the equity method, the most recent available financial statements of the associate/jointly controlled company are used, appropriately adjusted to reflect any significant events or transactions that took place between the date of these financial statements and the reporting date. If the investee uses accounting standards that differ from those applied by the Group, the investee’s financial statements are modified.

After applying the equity method, the equity investment is subject to an impairment test if there is objective evidence of a loss in value that could affect the investee’s cash flows and therefore the recoverability of the investment’s carrying amount.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

If evidence of impairment indicates that there may have been a loss in value of an equity investment, then the recoverable value of the equity investment (which is the higher of the fair value, less costs to sell, and the value in use) should be estimated. The value in use is the present value of the future cash flows expected to be derived from the equity investment, including those arising from its final disposal. Should the recoverable value be less than its book value, including any good-will, the difference is recognised immediately in the income statement under item “250 - Gains (losses) on investments”. Should the reasons for impairment no longer apply as a result of an event occurring after the impairment was recognised, reversals of impairment losses are charged to the same item in the income statement, up to the amount of the previously recognised impairment.

For more detailed information, please refer to the paragraph “Use of estimates and assumptions when preparing financial statements - Methods for calculating impairment on equity investments”.

The dividends from these equity investments are recognised in the Parent Company’s income statement, regardless of whether it was generated by the investee before or after the acquisition date. In the consolidated financial statements, these dividends are shown as a reduction in the book value of the investee.

The result of the disposal of equity investments measured according to the equity method is recognised in the income statement under item “250 - Gains (losses) on investments”, while the result of the disposal of equity investments other than those measured at equity is recognised in the income statement under item “280 - Gains (losses) on disposals of investments”.

d) derecognition criteria

Equity investments are derecognised upon maturity of the contractual rights on the cash flows resulting from the assets or when all related risks/benefits associated to them are transferred. If there is a situation that results in loss of significant influence or of joint control, any residual equity investment is reclassified in the IFRS 9 financial asset portfolios. The derecognition of the item “70. Equity investments” may also occur in the presence of circumstances leading to achieving a situation of control. For further details, please refer to the information provided in the section “16 - Other Information, Business Combinations” below.

6 Property, plant and equipment

a) classification criteria

Property, plant and equipment include land, properties for business use, investment properties, systems, furnishings and fixtures, equipment of any type and artworks.

Operating properties are properties owned by the Group and used in the production or supply of goods and services or for administrative purposes (classified as “Property, plant and equipment used in the business” and recognised in accordance with IAS 16), whereas investment properties are those owned by the Group for the purpose of collecting rents and/or held for appreciation of capital invested (classified as “Property, plant and equipment held for investment” and follow the rules set forth in IAS 40).

This item also includes tangible assets classified according to IAS 2 “Inventories”, which mainly relate to assets arising from the enforcement of guarantees or from the purchase at auction that the company intends to sell in the near future, without carrying out significant restructuring work, and which do not qualify for classification in the previous categories.

Property, plant and equipment includes those assets associated with finance lease contracts that were returned to the company, as lessor, following contract termination and the simultaneous closure of the original credit position.

This category also includes i) rights of use acquired through leasing, both financial and operating, relating to property, plant and equipment that the Group uses as lessee in the business or for investment purposes, ii) assets granted under operating leases (for lessors), as well as iii) improvements and incremental expenses incurred on owned assets and third-party assets, the latter provided they are identifiable and separable (e.g. ATM).

b) recognition criteria

Property, plant and equipment are originally recognised at cost, which includes the purchase price and any additional charges directly attributable to the purchase and installation of the assets.

Non-recurring expenditures for maintenance which involve an increase in future economic benefits are booked as an increase in the value of the assets, while expenses for ordinary maintenance are booked to the income statement.

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c) measurement criteria and revenue recognition criteria

Subsequent to initial recognition, property, plant and equipment for business use are valued at cost, as defined above, net of cumulative depreciation and any cumulative impairment, with the exception of:

•	real estate used in the business for which the Group has adopted the option allowed by IAS 16, to measure them on the basis of the revaluation method;

•	properties held for investment purposes, for which the Group has adopted the option, permitted by IAS 40, of measuring them on the basis of the fair value method;

•	property, plant and equipment falling under IAS 2 are valued at the lower of the cost and the net realisable value, represented by the estimated sale price less the presumed costs for completion and the other costs necessary to make the sale.

The revaluation method requires that assets be carried at a restated amount, equal to the fair value at the date of revaluation, less any accumulated depreciation and value adjustments. More specifically:

•	if the carrying amount has increased following a revaluation, the increase is recognised with an offsetting entry in liability item “120 - Valuation reserves”, with the exception of write-backs of previous impairment recognised in the income statement. In this case the increase is recognised in the income statement in item “260 - Net gains (losses) on property, plant and equipment and intangible assets measured at fair value” within the limits of the above-mentioned impairment;

•	if the carrying amount of an asset has decreased following a revaluation, the decrease is recognised in the income statement in item “260 - Net gains (losses) on property, plant and equipment and intangible assets measured at fair value” unless the asset has been subject to a previous revaluation, in which case the impairment is recognised as a reduction of the liability item “120 - Valuation reserves”, for up to its total amount.

The Group revalues the properties held for business use every six months, using appraisal reports prepared by independent experts.

Property, plant and equipment held for business use, including operating properties measured at the “restated value”, are systematically depreciated over their useful life. The depreciable amount, equal to cost (or the net revalued value, if the revaluation method is adopted for valuation purposes) less the residual value (or the amount normally expected to be obtained from disposal, after deducting expected costs to sell, if the asset is already in the conditions, including in relation to age, expected at the end of its useful life), is broken down on a straight-line basis throughout the useful life of the asset, adopting the straight-line approach as the depreciation method. The useful life, subject to periodic review to identify any estimates significantly different from the previous ones, is defined as:

•	the period of time in which it is expected that an asset will be usable by the company or,

•	the quantity of products or similar units that the company expects to obtain from the use of the asset.

Depreciation begins when the asset is available for use and ends at the most recent date between that on which the asset is classified as held for sale and that of derecognition. For property, plant and equipment valued at cost, depreciation does not end when the asset becomes unused or is withdrawn from active use, unless the asset has already been fully depreciated. If a property for business use becomes unusable or is withdrawn from active use, it is necessary to promptly evaluate the change in the intended use and the resulting reclassification to property held for investment purposes or assets held for sale. In these cases, depreciation is discontinued.

The following are not amortised:

•	land, either on its own or included in the property value, is not subject to depreciation as it has an indefinite useful life;

•	works of art as their value is generally bound to increase over time;

•	investment properties, as required by IAS 40, which are measured at fair value with a balancing entry in the Income Statement and therefore must not be depreciated;

•	tangible assets recognised in accordance with IAS 2.

For leasehold improvements, represented by identifiable and separable tangible assets, depreciation is determined according to the useful life of these assets.

Periodic depreciation is posted to the income statement under item “210 - Net Value Adjustments/recoveries on Property, Plant and Equipment”.

The presence of any signs of impairment, or indications that assets might have lost value, shall be tested at the end of each reporting period. Should there be indications of impairment, for properties that are owned, with the exception of investment property, and those that are leased, a comparison is made between the carrying amount of the asset and the asset’s recoverable value, i.e. the higher of the fair value, less any costs to sell, and the relevant value in use, which is the present value of the future cash flows generated by the asset.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

Where the reasons for impairment cease to exist, a reversal is made, which shall not exceed the value that would have been determined (net of depreciation) had no impairment loss been recognised for the asset in prior periods.

Under the fair value method, used for property investments, the positive or negative change in fair value is recognised in the Income Statement in item “260 - Net gains (losses) on property, plant and equipment and intangible assets measured at fair value”. For the measurement of the fair value of the property assets in question, a fair value estimation process is carried out at least half-yearly.

For the methods used to measure the fair value and the periodicity of recalculation of real estate assets, please refer to the criteria illustrated in “Part A.4 - Information on fair value” below.

Property, plant and equipment falling under IAS 2 are valued in the same way as inventories and, therefore, at the lower of the cost at initial recognition and the net realisable value, represented by the estimated sale price less the presumed costs for completion and the other costs necessary to make the sale. Any losses in value are posted to the income statement under item “210 - Net Value Adjustments/recoveries on Property, Plant and Equipment”.

Property, plant and equipment represented by the right of use of assets under lease agreements.

Pursuant to IFRS 16, a “lease” is a contract, or part of a contract, which, in exchange for a consideration, transfers the right of use (RoU) of an asset (the underlying asset) for a period of time.

The right-of-use asset acquired through the lease is recognised in the financial statements at the start date of the contract, i.e. at the date on which the asset is made available to the lessee and is initially valued at cost. This cost includes:

•	the initial measurement of the lease liability, net of VAT;

•	any lease payments made by the start date, net of any lease incentives;

•	any initial direct costs incurred, understood as incremental costs incurred to obtain the lease that would not have otherwise been incurred (e.g. brokerage commissions and success fees);

•	estimated costs of refurbishment and dismantling, in cases where the contract provides for them.

In connection with the right of use asset, the lessee recognises a liability for the lease under item “10 - Financial liabilities measured at amortised cost” corresponding to the present value of payments due for the lease. The discount rate used is the implicit interest rate, if it can be determined; otherwise, the lessee’s marginal borrowing rate is used. When there is no implicit interest rate in the contract, the Group uses, as the discount rate, the maturity curve aligned to the individual lease agreements, consisting of the 6M Euribor base rate and the blended funding spread, the latter equal to the weighted average of the funding curves for unsecured senior bonds and for protected and privileged deposits. The adoption of this curve is in line with the characteristics of leasing agreements, which typically provide for fixed rental fees throughout the duration of the contract, and of the underlying assets. The discount rate so defined takes into account the creditworthiness of the tenant, the duration of the lease, the asset underlying the right of use and the economic environment, identified in the Italian market, where the transaction takes place and therefore it is in line with the requirements of the standard.

The lessee may opt to recognise the payments due for the lease directly as a charge in the income statement, on a straight-line basis over the life of the lease agreement or according to another systematic method that represents the manner in which the economic benefits are used in the case of:

•	short-term leases (equal to or less than 12 months) that do not include a purchase option of the asset leased by the lessee;

•	leases in which the underlying asset is of modest value[61].

The MPS Group has chosen to recognise the cost in the income statement on a straight-line basis over the life of the lease contract.

The lease term is determined taking into account:

•	periods covered by an option to extend the lease, if the exercise of the same is reasonably certain;

•	periods covered by a lease termination option, if the exercise of said option is reasonably certain.

61	The significance threshold identified is EUR 5,000.

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During the term of the lease, the lessee must:

•	measure the right of use at cost, net of accumulated amortisation[62] and cumulative value adjustments determined and recognised on the basis of the provisions of IAS 36 “Impairment of assets”, adjusted to take into account any restatements of the lease liabilities;

•	increase the liability deriving from the lease transaction following the accrual of interest expense calculated at the implicit interest rate of the lease, or, alternatively, at the marginal borrowing rate and reduce it for payments of principal and interest.

In the event of changes in the payments due for the lease, the liability must be restated; the impact of the recalculation of the liability is recognised as a contra-entry to the asset consisting of the right of use.

d) derecognition criteria

Property, plant and equipment are derecognised from the balance sheet upon their disposal or when the assets are permanently withdrawn from use and no future economic benefits are expected as a result of their disposal.

Any gains and losses deriving from the disposal or sale of property, plant and equipment are calculated as the difference between the net sale price and the book value of the asset and are recognised in the income statement under item “280 - Gains (losses) on disposals of investments”.

In the case of the sale of a property for business use, the corresponding valuation reserve accrued is transferred to other components of Shareholders’ equity, specifically liability item “150 - Reserves”, with no reversal to profit or loss.

The right of use assets, accounted for according to IFRS 16, are derecognised at the end of the lease term.

7 Intangible assets

a) classification criteria

Intangible assets are non-monetary assets, identifiable and without physical substance, originating from legal or contractual rights, held for use over a multi-year or indefinite period, from which it is probable that future economic benefits will flow and whose cost can be reliably measured.

Intangible assets include:

•	technology-related intangible assets including software licenses, internal capitalised costs, projects and licenses under development; in particular, internally incurred costs for software project development are intangibles recognised as assets if, and only if: a) the cost for development can be measured reliably, b) the entity intends and is financially and technically able to complete the intangible asset and either use it or sell it, c) the entity is able to demonstrate that the asset will generate future economic rewards. Capitalised costs for software development only include the expenses that are directly attributable to the development process;

•	customer relationship intangible assets, represented by the value of assets under management/custody and core deposits in the event of business combinations;

•	goodwill, equal to the positive difference between the consideration paid for a business combination and the fair value of the assets and liabilities pertaining to an acquired company, as best specified in paragraph “16 – Other information, Business combinations”.

b) recognition criteria

They are recognised at cost, adjusted by any additional charges only if it is probable that the future economic benefits that are attributable to the asset will flow to the entity and if the cost of the asset can be measured reliably. The cost of intangible assets is otherwise posted to the income statement in the financial period it was incurred.

c) measurement criteria and revenue recognition criteria

The cost of intangible assets with a finite useful life is amortised on a straight-line basis over their useful life. In particular, for intangible assets originating from software developed internally and acquired from third parties, amortisation begins when the applications are completed and become operational. Instead, intangible assets with indefinite useful life are not amortised but the book value is periodically assessed for impairment.

62	In determining the amortisation period, account must be taken of whether or not the transfer of ownership of the underlying asset is envisaged at the end of the lease term or whether the cost of the asset consisting of the right of use reflects the fact that or not that the lessee will exercise the purchase option. In the first case, the amortisation period coincides with the useful life of the underlying asset, determined at the start date. In the second case, the amortisation period coincides with the useful life of the asset consisting of the right of use or, if shorter, the duration of the lease.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

At each annual and interim reporting date, the recoverable amount of the assets is estimated where there is evidence of impairment. The amount of the loss recognised in the income statement is equal to the difference between the book value and the recoverable amount of the assets.

The goodwill recognised is not subject to amortisation, but its book value is tested annually (or more frequently) when there are signs of impairment. To this end, the cash flow generating units to which goodwill is attributable are identified. These units represent the lowest level at which goodwill is monitored for internal management purposes and should not be larger than an operating segment as defined by IFRS 8.

The amount of the impairment loss is determined by the difference between the book value of goodwill and its recoverable amount, if lower. Said recoverable amount is the higher of the cash generating unit’s fair value, less costs to sell, and its value in use. Value in use is the present value of future cash flows expected to arise from the years of operation of the cash generating unit and its disposal at the end of its useful life. The resulting value adjustments are posted to the income statement under item “220 - Net value adjustments to (recoveries on) intangible assets”. The same item includes the periodic amortisation of intangible assets with a finite useful life. An impairment loss recognised for goodwill shall not be reversed in a subsequent period.

d) derecognition criteria

Intangible assets are derecognised from the balance sheet upon disposal and when no future economic benefits are expected.

8 Non-current assets held for sale and disposal groups

a) classification criteria

Non-current assets/liabilities and groups of assets/liabilities for which the book value will presumably be recovered through sale rather than continuous use are classified in assets under item “120 - Non-current assets held for sale and disposal groups” and in liabilities under item “70 - Liabilities associated with disposal groups”.

To be classified in these items, the assets or liabilities (or disposal groups) must be immediately available for sale and there must be active and tangible programmes such as to suggest that their disposal is highly probable within one year of the date of classification in this category.

b) measurement criteria and revenue recognition criteria

Following initial recognition, non-current assets held for sale and disposal groups, with the relative liabilities, are valued at the lower of the book value and the fair value net of selling costs, with the exception of certain types of assets, such as, for example, all financial instruments falling under the scope of IFRS 9 - for which IFRS 5 specifically envisages that the measurement criterion of the reference accounting standard must be applied.

Amortisation/depreciation is discontinued at the date the non-current asset is classified as a non-current asset held for sale.

Should the assets and liabilities held for disposal be attributable to disposal group (identifiable with the operations of a significant independent business unit or geographical area, also as part of a single coordinate disposal project, rather than an investee company acquired exclusively for resale), the relative revenues and charges, net of tax, are recognised in the income statement under item “320 - Profit (Loss) after tax from discontinued operations” of the income statement. Profit and loss associated with individual assets under disposal are recognised in the most appropriate income statement item.

c) derecognition criteria

Non-current assets and group of assets/liabilities held for sale and disposal groups are derecognised from the balance sheet upon disposal.

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9 Current and deferred tax

a) recognition criteria

The effects of current and deferred taxation calculated in compliance with Italian tax laws are recognised on an accrual basis, in accordance with the measurement methods of the income and expenses which generated them, by administering the applicable tax rates.

Income taxes are posted to the income statement, excluding those relating to items directly credited or charged to equity.

Income tax provisions are determined on the basis of a prudential forecast of current tax expense, deferred tax assets and liabilities.

Current tax includes the net balance of current tax liabilities for the financial year and current tax assets with the Financial Administration, comprising tax advances, tax credit arising from prior tax returns and other withholding tax credits. In addition, current tax includes tax credits for which reimbursement has been requested from the relevant tax authorities. Tax credits transferred as a guarantee of own debts shall also be recorded within this scope.

Deferred tax assets and liabilities are determined on the basis of the temporary differences – with no time limits – between the value assigned to the assets or liabilities in accordance with statutory principles and the corresponding values for tax purposes, applying the balance sheet liability method; deferred tax assets and liabilities connected to temporary difference for which it is considered unlikely that the conditions for their taxation will arise in the future, the long-term nature of the investments to which they relate, are not recognised. Also it should be noted that the Group has not recognised and does not provide information on deferred tax assets and liabilities relating to Pillar 2 income taxes published by the Organization for Economic Co-operation and Development (OECD), as stated in paragraph 4A of IAS 12.

Deferred tax assets determined on the basis of deductible temporary differences are recognised in financial statements or interim disclosures for the extent to which they are likely to be recovered on the basis of the capacity of the company involved or all of the participating companies – as a result of exercising the option concerning “Tax consolidation” – to generate a positive taxable profit on an ongoing basis, in light of a probability test.

The probability of the recovery of deferred taxes relative to goodwill, other intangible assets and write-downs on loans (known as “convertible DTAs”) is to be automatically considered probable because of existing regulations that provide for conversion into tax credits, if a statutory and/or tax loss is incurred.

In particular, art. 2 - paragraphs 55 et seq. - of Italian Law Decree no. 225 of 29 December 2010 (and subsequent amendments) provides that:

•	if the financial statements filed by the company show a statutory loss for the year, deferred tax assets (IRES and IRAP) relating to goodwill, other intangible assets, and loan write-downs will be converted into tax credits for a portion equivalent to the ratio between the statutory loss and the book value of shareholders’ equity prior to said loss. The conversion into tax credits becomes effective from the date when the ‘loss-incurring’ separate financial statements are approved by the Shareholders’ Meeting;

•	if there is a tax loss for the year (that is, for IRAP purposes, a negative production value), the deferred tax asset relating to the deductions for goodwill, other intangible assets, and loan write-downs, which contributed to the formation of the tax loss (i.e., the negative production value) is transformed into a tax credit. Conversion will be effective as of the date of submission of the tax return for the financial year in which the loss is incurred.

As a result of the provisions contained in Italian Law Decree no. 83 of 27 June 2015, the convertible DTAs ceased to increase starting from 2016. In particular:

1.	for deferred tax assets relating to goodwill, other intangible assets newly recognised in financial statements from 2016 onwards are excluded from the regulations pursuant to art. 2 - paragraphs 55 et seq. - of Italian Law Decree 225/2010;

2.	for deferred tax assets relating to loan write-downs, from 2016 onwards, the accounting assumption for recognition in financial statements has ceased and these write-downs are entirely deductible in the accounting period. Note that the 2019 financial manoeuvre (Law no. 145 of 30 December 2018) repealed the full deductibility of loan write-downs upon first-time application of IFRS 9, exclusively following the adoption of the model for recognising the provision to cover expected losses (ECL), providing for the deductibility (IRES and IRAP) of these write-downs on a straight-line basis over 10 years. It was, however, explicitly stated that the relative DTAs recorded in financial statements as a result, although referring to write-downs on loans to customers, cannot be converted into tax credits pursuant to Italian Law Decree 225/2010. It should also be noted with respect to the original instalment plan that the 2019 instalment has been deferred to 2028 (see Law no. 160, of 27 December 2019) and the 2025 and 2026 instalments have been deferred for payment in four consecutive annual instalments from 2026 to 2029 and in three consecutive annual instalments from 2027 to 2029, respectively (see Law no. 207, of 30 December 2024).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

Furthermore, note that the MPS Group exercised the irrevocable option provided in Italian Decree-Law no. 59 of 3 May 2016 (and subsequent amendments) to maintain the right to convert DTAs relative to goodwill, other intangible assets, and loan write-downs and losses into tax credits; thus, it is necessary to pay an annual fee for each financial year from 2016 onwards, if the conditions apply, until 2030.

Deferred tax assets on unused tax losses are recognised based on the same criteria as those used to recognise deferred tax assets on deductible temporary differences: therefore, they are shown in the balance sheet to the extent to which they are likely to be recovered on the basis of the capacity of the company to generate a positive taxable profit in the future. Since the existence of unused tax losses may be symptomatic of difficulties to generate positive taxable profit in the future, IAS 12 establishes that if losses have been posted in recent periods, suitable evidence must be provided to support the existence of such profit in the future. Furthermore, current Italian tax law allows for IRES losses to be carried forward indefinitely (art. 84, paragraph 1, TUIR); as a result, verifying the existence of future taxable profit against which to use such losses is not subject to any time limits.

As mentioned above, the Group verifies the probability that there will be future taxable income (probability test) using the risk-adjusted approach, which provides for the application of a discount factor to future income. This factor, applied with the compound interest criterion, discounts future income at an increasing rate to reflect its uncertainty. For more details on the assessments made by the Group to verify the possibility of recognising deferred tax assets, please refer to the subsequent paragraph “Use of estimates and assumptions when preparing financial statements - Methods for recognising deferred tax assets (probability test)”.

Deferred tax assets and liabilities are calculated using the tax rates expected at the date on which the temporary differences are reversed, on the basis of the provisions in force at the reporting date. Any changes in tax rates or tax standards having a significant effect on deferred tax assets and liabilities that are issued or announced after the reporting date and before the publication authorisation date are treated as events after the balance sheet date that do not entail an adjustment pursuant to IAS 10, with the resulting disclosure in the notes.

Deferred tax assets and liabilities are posted to the balance sheet by offsetting each tax against the defined asset or liability to which it relates.

b) classification and measurement criteria

Deferred tax assets and liabilities are systematically measured to take account of any changes in regulations or tax rates and of any different subjective situations of Group companies.

With reference to fiscal consolidation of the Parent Company and participating subsidiaries, contracts have been stipulated to regulate offsetting flows in relation to the transfers of tax profits and losses. Such flows are determined by administering the applicable IRES tax rate to the taxable income of participating companies. The offsetting flow for companies that transfer tax losses – calculated as above – is posted by the consolidating to the consolidated company when and to the extent to which the consolidated company will transfer positive taxable income in tax periods subsequent to that in which the loss was recorded. Offsetting flows so determined are posted as receivables and payables with companies participating in fiscal consolidation, classified under other assets and other liabilities, offsetting item “300 - Tax expense (recovery) on income from continuing operations”.

c) revenue recognition criteria

Where deferred tax assets and liabilities refer to components which affected the income statement, they are offset by income tax. When deferred tax assets and liabilities refer to transactions which directly affected equity without impacting the income statement (e.g. measurement of financial instruments at fair value through other comprehensive income or cash flow hedging derivatives), they are posted as an offsetting entry to shareholders’ equity, involving the special reserves if required.

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10 Provisions for risks and charges

Provisions for risks and charges: commitments and guarantees given

The sub-item in question includes provisions for credit risk on commitments to disburse funds and guarantees given that fall under the scope of application of the impairment rules pursuant to IFRS 9, consistent with the provisions for “Financial assets measured at amortised cost” and “Financial assets measured at fair value through other comprehensive income”. For more detailed information on the impairment model, please refer to the subsequent paragraph “Use of estimates and assumptions when preparing financial statements - Methods for calculating impairment on IFRS 9 financial instruments”.

In addition, the sub-item also includes provisions for risks and charges established for other types of commitments and guarantees given which, by virtue of their distinct characteristics, do not fall under the scope of application of the impairment rules pursuant to IFRS 9.

Provisions for risks and charges: post-employment benefits

The sub-item “Provision for risks and charges: b) post-employment benefits” includes appropriations, recognised based on IAS 19 “Employee Benefits”, for the purpose of closing the technical deficit of defined benefit supplementary pension funds. Pension plans are either defined benefit or defined contribution schemes. The charges borne by the employer for defined contribution schemes are pre-determined; charges for defined benefit plans are estimated and shall take account of any shortfall in contributions or poor investment performance of defined benefit plan assets. For defined benefit plans, the actuarial values are determined by an external actuary in accordance with the Projected Unit Credit method. Actuarial gains and losses – defined as the difference between the book value of the liability and the present value of commitments at the end of the financial year – were the result of changes made to actuarial assumptions and adjustments based on past experience, and are recognised for the full amount in the statement of comprehensive income, under the item “Valuation reserves”. For further details, please refer to the following paragraph “16 - Other information - Severance pay and other employee benefits”.

Provisions for risks and charges: other provisions

The sub-item “Provisions for risks and charges: c) other provisions” includes allocations made for estimated expenditures for legal or implicit obligations deriving from past events. These expenditures may be i) contractual in nature - allocations for the incentive system for employees and leaving incentives, indemnities envisaged in contractual clauses upon occurrence of certain events - , or ii) for compensation and/or restitution arising from, inter alia, legal obligation for environmental damage caused, form lawsuits - including claw-back actions -, from customers’ claims for securities brokerage, and tax disputes.

The sub-item also includes provisions established at the starting date of lease agreements, stipulated as lessee, which require the dismantling/refurbishment of the underlying assets at the end of the contract. These provisions are recognised as a contra-entry of the assets recognised for the value of rights of use of properties (see item “90 - Property, plant and equipment”).

Provisions for risks and charges consist of liabilities with uncertain amounts or payment dates and are recognised in the financial statements if:

•	there is a current (legal or implicit) obligation resulting from a past event;

•	an outflow of resources producing economic benefits is likely to be necessary in order to settle the obligation; and

•	a reliable estimate can be made of the likely future disbursement.

The amount recognised as a provision represents the best estimate of the financial disbursement necessary to fulfil the obligation existing at the reporting date and reflects the risks and uncertainties inherent in the events and situations reviewed. Whenever the time element is meaningful, the provisions are discounted using the current market rates. With the exception of provisions associated with lease agreements, the allocation and discounting effect are recorded in the income statement under item “200 - Net provisions for risks and charges”, as is the increase in the provision due to the passage of time. Provisions are reviewed at each reporting date and adjusted to reflect the best current estimate. When an outflow of resources, intended to produce economic benefits in fulfilment of an obligation, becomes unlikely or when the obligation has lapsed, the provision is reversed.

In addition, each provision is used solely for the expenditures for which it was originally established.

No provision is shown for contingent and unlikely liabilities, but information is provided in the notes to the financial statements, except in cases where the probability of an outflow of resources to settle the amount is remote or the amount is not significant.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

In particular, it should be noted that the provisions relating to:

•	civil and criminal disputes arising from financial information disclosed in the period 2008-2015 are determined as the weighted average of two estimates prepared by external experts:

1.	the “differential damage” criterion, which identifies the damage as the lowest price that the investor would have had to pay if he had access to complete and correct information;

2.	the “full compensation criterion”, which is based on the argument that false or incomplete information may have a causal impact on the consumer’s choice of investments such that, in the presence of correct information, they would not have tout court made the investment in question. On the basis of this argument, the refundable damage is deemed to be the entire amount invested, after deduction of (a) the residual value of the security (or the amount obtained from the sale of the security), as well as (b) an additional amount that the investor could have obtained from the sale of the securities as soon as parity of information had been re-established;

•	out-of-court claims relating to the period 2008-2015, in order to take into account the probability of their transformation into real disputes, the funds were determined by applying an experiential factor to requests made by counterparties;

•	Representations and guarantees issued in connection with the transfer and demerger of non-performing loans are determined on the basis of the analysis of the validity of the claims received, or, in the absence of suitable elements to make a sufficiently reliable estimate, using a statistical method. In the second case, the estimate is based on the results of a representative sample of exposures transferred/demerged with respect to which the competent functions analyti-cally evaluate the compliance or compliance risk for each of the representations and guarantees released; in the context of this estimate the sample to be analysed and whose results are extrapolated to the entire population is identified.

11 Financial liabilities measured at amortised cost

a) classification criteria

Item “10 - Financial liabilities measured at amortised cost” includes the sub-items “a) due to banks”, “b) due to customers”, and “c) debt securities issued” and comprises the various types of funding (both interbank and from customers) and funds raised through certificates of deposit and outstanding bonds, net of any repurchase. Debt securities issued include all securities that are not subject to “natural” hedging through derivatives and that are classified as liabilities measured at fair value.

This item also incorporates payables booked by the lessee in relation to any stipulated finance and operating lease transactions, as well as repurchase agreements for funding and securities lent against cash guarantees that are fully available to the lender. Finally, operating payables related to the provision of financial services, as defined in the Consolidated Bank-ing Law and Consolidated Law on Finance, are included in this item.

b) recognition criteria

These financial liabilities are initially recognised upon receipt of the amounts collected or at the time of issuance of debt securities based on their fair value, which is generally equal to the amount received or the issue price, increased by any additional costs/income directly attributable to the individual funding or issuing transaction and not reimbursed by the creditors. Internal administrative expenses are excluded.

Repurchase agreement transactions with the obligation to repurchase are posted as funding transactions for the spot amounts collected.

Should the requirements provided for by IFRS 9 for the separate recognition of embedded derivatives be met in the case of structured instruments, they are separated from the host contract and reported at fair value as a trading asset or liability. Instead, the host contract is recognised at amortised cost.

Lease liabilities recognised in relation to the lessor are measured at the present value of future lease payments for the duration of the lease. For more information on determining the duration, please refer to paragraph 6 “Property, plant and equipment represented by the right of use of assets under lease contracts”.

c) measurement criteria and revenue recognition criteria

Following initial recognition, financial liabilities issued, net of any reimbursements and/or repurchases, are measured at amortised cost using the effective interest rate method. Short-term liabilities for which time effect is immaterial are an exception, and are recognised at the amount collected. Interest is charged to the income statement under item “20 - Interest expense and similar charges”.

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Following the commencement date, the book value of lease liabilities:

•	increases for accrued interest expense, charged to the income statement under item “20 - Interest expense and similar

•	decreases for lease instalment payments;

•	is recalculated to take into account any new valuations (e.g., extension or reduction of the contract term) or changes in the lease (e.g., renegotiation of the lease payment) that occurred after the commencement date; the impact of the recalculation is recorded as a contra-entry of the asset for the right of use.

Moreover, funding instruments that have an effective hedging relationship are assessed based on the rules for hedging transactions.

d) derecognition criteria

Financial liabilities are derecognised upon maturity or extinction. Derecognition also occurs if previously issued securities have been repurchased. The difference between the book value of the liabilities and the amount paid to repurchase them is recorded in the income statement in item “100 - Gains (losses) on disposal or repurchase”. A new placement in the market of own securities after their repurchase is considered a new issue and posted at the new price of placement, with no impact on the income statement.

12 Financial liabilities held for trading

a) classification criteria

This item includes:

•	financial liabilities issued with the intention to repurchase them in the short term;

•	liabilities that are part of a jointly managed portfolio of financial instruments for which there is a proven strategy to obtain profits in the short term;

•	derivative contracts with a negative fair value and not designated as hedging instruments, including both those embedded in complex financial instruments that have been unbundled from liabilities measured at amortised cost, as well as those related to assets/liabilities measured at fair value through profit or loss.

Moreover, liabilities that arise from technical overdrafts generated by securities trading activities are included.

b) recognition criteria

Financial liabilities held for trading are initially recognised on the settlement date for cash liabilities and on the subscription date for derivative contracts.

Upon initial recognition, they are measured at fair value, which usually corresponds to the amount collected net of any transaction costs or income directly attributable to the instrument itself, which are directly posted to the income statement.

c) measurement criteria

After initial recognition, financial liabilities held for trading are measured at fair value, with the result of the measurement recognised in the income statement. For a description of criteria used to determine the fair value of financial instruments, please see Section “A.4.5 Fair Value Hierarchy” in Part A of these Notes to the financial statements.

d) revenue recognition criteria

Profit and losses from trading and capital gains and losses from valuation are recognised under item “80 - Net profit (loss) from trading” in the income statement, including those relating to derivative instruments related to the fair value option.

e) derecognition criteria

Trading financial liabilities are derecognised when the contractual rights on the related cash flows expire or when the financial liabilities are sold with the substantial transfer of all related risks and benefits arising from ownership.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

13 Financial liabilities measured at fair value

a) classification criteria

This category includes financial liabilities for which, upon initial recognition, the option of measurement at fair value through profit or loss was chosen; this option is allowed when:

1.	a lack of standardisation in the measurement or recognition that would otherwise result from the valuation of assets or liabilities or the recognition of the related profits and losses on different bases (known as “accounting mismatch”) is eliminated or significantly reduced; or

2.	the management and/or measurement of a group of financial instruments at fair value through profit or loss is consistent with an investment or risk management strategy documented as such by senior management; or

3.	a host instrument embeds a derivative which significantly modifies the cash flows of the host and should otherwise be unbundled.

The option to designate a liability at fair value is irrevocable, is carried out on an individual financial instrument, and does not require the same application to all instruments having similar characteristics. It is not permitted to use the fair value designation for only one portion of a financial instrument, attributable to a single risk component to which the instrument is subject.

The Parent Company has exercised this option in relation to case 1, classifying under this item financial liabilities that are subject to “natural hedging” through derivative instruments. In Section 16 “Other information”, a specific paragraph is included to provide insight into the hedging management methods through the adoption of the fair value option.

b) recognition criteria

Upon initial recognition, these financial liabilities are measured at fair value, which usually corresponds to the amount collected net of any transaction costs or income directly attributable to the instrument itself, which are directly posted to the income statement.

c) measurement criteria and revenue recognition criteria

Following initial recognition, financial liabilities are measured at fair value. Gains and losses arising from any changes in the fair value of these liabilities are recognised:

•	in item “120 - Valuation reserves”, for the portion related to the change in fair value that is attributable to changes in the issuer’s creditworthiness, unless this creates or increases an accounting mismatch in the profit (loss) for the year, in which case the entire change in fair value of the liability must be charged to the income statement. Effects associated with the change in own creditworthiness are recorded in the statement of comprehensive income, net of the related tax effect, along with the other income components that will not be reversed to the income statement. The amount charged to the specific equity reserve will never be reversed to the income statement, even if the liability expires or lapses; in this case, the cumulative gain (loss) in the specific valuation reserve must be reclassified to another shareholders’ equity item (“150 - Reserves”);

•	in the income statement under item “110 - Net profit (loss) from financial assets and liabilities measured at fair value through profit or loss”, for the portion of the fair value change not attributable to changes in own creditworthiness.

For a description of criteria used to determine the fair value of financial instruments, please see Section “A.4.5 Fair Value Hierarchy” in Part A of these Notes to the financial statements.

d) derecognition criteria

Financial liabilities are derecognised when the contractual rights on the related cash flows expire or when the financial liabilities are sold with the substantial transfer of all risks and benefits resulting from the ownership.

For financial liabilities represented by securities issued, derecognition also occurs if previously issued securities have been repurchased. The difference between the book value of liabilities and the amount paid to purchase them is recorded in the income statement under item “110 - Net profit (loss) from financial assets and liabilities measured at fair value through profit or loss”, with the exception of profits/losses associated with the change in own creditworthiness, which continues to be recognised in an equity reserve, as described above. A new placement in the market of own securities after their repurchase is considered a new issue for accounting purposes and posted at the new price of placement, with no impact on the income statement.

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14 Foreign currency transactions

a) Definition

Foreign currency means a currency other than the entity’s functional currency; more specifically, this is the currency of the prevailing economy where the entity itself operates.

b) recognition criteria

Upon initial recognition, foreign currency transactions are recognised in the currency of account using the foreign exchange rates on the date of the transaction.

c) measurement, derecognition and revenue recognition criteria

Financial statement entries denominated in foreign currencies are valued at the end of each reporting period as follows:

•	monetary entries are converted using the exchange rate on the closing date;

•	non-monetary entries valued at historical cost are converted using the exchange rate on the date of the transaction;

•	non-monetary entries that are measured at fair value in a foreign currency are translated at the closing date rate.

Any exchange-rate differences resulting from the settlement of monetary elements, or from the conversion of monetary elements at rates other than those used for initial conversion or conversion in the previous financial statements, are posted to the income statement for the period in which they arise.

When a profit or a loss on a non-monetary element is recognised in equity, the exchange-rate difference in relation to said element is also posted to equity. However, when a profit or a loss is posted to the income statement, the relative exchange-rate difference is also posted there.

The accounting position of foreign branches with different operating currencies is converted into euros by using the exchange rates at the reporting date. Any exchange rate differences attributable to investments in such foreign branches, and those resulting from the conversion into euros of their accounting position, are recognised in equity reserves and transferred to the income statement only in the financial year when the investment is disposed of or reduced.

15 Insurance assets and liabilities

The scope of consolidation does not include any insurance companies.

16 Other information

Other financial statement items

Cash and cash equivalents

This item includes currencies that are legal tender, including foreign banknotes and coins and all loans “on demand” in the form of current account and deposits with the central bank of the country or countries in which the Group operates through its own companies or branches, with the exception of the compulsory reserve.

The item is posted at face value. For foreign currencies, the face value is converted into euros at financial year-end exchange rate.

Change in value of macro-hedged financial assets and liabilities

These items include, respectively, the positive or negative balance of changes in fair value of assets (item “60 Value adjustment of financial assets subject to macro-hedging”) and financial liabilities (item “50 Adjustment of value of financial liabilities subject to macro-hedging”), subject to macro-hedging against interest rate risk, whose economic counter-entry is represented by item “90 Net profit (loss) from hedging”, as well as for specific fair value hedges. For more detailed information, please refer to the discussion in paragraph 4 “Hedging transactions”.

Other assets

This item shows assets not attributable to the other items on the asset side of the balance sheet. It may include, for ex-ample:

•	gold, silver, metals and precious stones;

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

•	items in processing;

•	accrued income and prepaid expenses not attributable to their own separate item;

•	receivables associated with the provision of non-financial goods or services and accrued income other than that which is capitalised on the related financial assets, including those resulting from contracts with customers pursuant to IFRS 15;

•	costs incurred for the acquisition and fulfilment of contracts with customers with a multi-year duration, capitalised and amortised to the extent that they are incremental and it is expected to be recovered, as required by paragraphs 91 et seq. of IFRS 15;

•	any inventories according to the definition of IAS 2, excluding those classified as inventories of property, plant and equipment;

•	tax credits other than those recognised under item “110 - Tax assets”;

•	the tax credits associated with the “Cura Italia” and “Rilancio” Law Decrees;

•	improvements and incremental expenses incurred on third-party real estate other than those attributable to item “90 - Property, plant and equipment” and therefore not independently identifiable and separable.

The costs in the latter bullet point are posted to item “130 - Other assets”, since the user company exercises control of the assets for the purpose of the tenancy agreement and can obtain future economic benefits from them. Said costs are amortised according to the shorter of the period in which the improvements and incremental expenses can be used and the remaining term of the contract, including the renewal period, where applicable.

Other liabilities

This item shows liabilities not attributable to the other items on the liabilities side of the balance sheet and includes, for example:

•	items in processing;

•	payment agreements that must be classified as debit entries according to IFRS 2;

•	debit entries connected with payment for provision of non-financial goods and services;

•	accrued liabilities other than those to be capitalised for the respective financial liabilities, including those deriving from contracts with customers pursuant to IFRS 15;

•	sundry tax liabilities other than those recognised under item “60 - Tax liabilities”, associated, for example, with substitute tax assets.

Severance pay and other employee benefits.

Employee severance pay is defined as a “benefit subsequent to the employment relationship”, in accordance with IAS 19:

•	“defined contribution plan” for the portions of severance pay accrued starting from 1 January 2007 (when the supplementary social security reform under Legislative Decree No. 252 of 5 December 2005 entered into force), both for the case in which the employee opts for supplementary social security, as well as the case in which the employee opts for the allocation to the INPS treasury fund. For these portions, the amount recognised under personnel costs is determined on the basis of the contributions due, without applying any actuarial methodology;

•	“defined benefit plan” for the portions of severance pay accrued up to 31 December 2006. These portions are recognised according to their actuarial values, as determined in accordance with the Projected Unit Credit Method, without being pre-rating for service rendered, since the current service cost of severance pay is almost fully accrued and its revaluation for the years to come is not expected to result in significant benefits for employees.

In general, “post-employment plans” - which include severance pay as well as pension funds - are divided into the two categories “defined benefit” or “defined contribution”, based on their characteristics.

In particular, for defined contribution plans, the cost is represented by contributions accrued during the financial year, given that the company has only the obligation to pay the contractually established contributions to a fund and, consequently, has no legal or implicit obligation to pay, in addition to the contribution, additional amounts if the fund does not have sufficient assets to pay all the benefits to employees.

For defined benefit plans, the actuarial and investment risk, that is, the risk of a shortfall in contributions or poor investment performance of the assets in which the contributions are invested, is borne by the company. The liability is calculated by an external actuary based on the Projected Unit Credit method. Based on this method, future disbursements must be

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estimated based on demographic and financial assumptions, to be discounted to consider the time that will pass before the actual payment and to be adjusted for the ratio between the years of service accrued and the theoretical seniority estimate at the time the benefit is paid. For discounting purposes, the rate used is determined with reference to the market yield of primary corporate bonds taking into account the average residual duration of the liability, weighted according to the percentage of the amount paid and advanced, for each maturity, compared to the total to be paid and advanced up to the final settlement of the full bond.

The actuarial value of the liability thus calculated must then be adjusted for the fair value of any assets servicing the plan (net liabilities/assets). Actuarial gains and losses that arise as a result of adjustments to the previous actuarial assumptions formulated, following actual historical data or due to changes in the actuarial assumptions, entail a remeasurement of net liabilities and are offset against an equity reserve (item “120 - Valuation reserves”) and are thus presented in the “Statement of comprehensive income”. The change in the liability resulting from a change or reduction in the plan is recorded in the income statement as a profit or loss. More precisely, the specific case of a change applies if a new plan is introduced or an existing plan is withdrawn or modified. Instead, there is the case of a reduction due to a significant negative variation in the number of employees included in the plan, such as, for example, redundancy plans for redundant workers (access to the Solidarity Fund).

The Projected Unit Credit method, described above, is also used to measure long-term benefits, such as seniority bonuses for employees. Contrary to that which was described for defined benefit plans, actuarial gains and losses associated with the measurement of long-term benefits are immediately recognised in the income statement.

Valuation reserves

This item includes valuation reserves relating to equity securities designated at fair value through other comprehensive income, financial assets (other than equity securities) measured at fair value through other comprehensive income, foreign investment hedging, cash flow hedges, exchange rate differences, “individual assets” and groups of assets under disposal, the portion of valuation reserves of equity-accounted equity investments, actuarial gains (losses) on defined benefits investment plans, gains/losses related to the change in own creditworthiness relating to liabilities under fair value option, property for business use measured on the basis of the restated value method.

Share capital and Treasury shares

This item (“170 - Capital”) includes the amount of issued shares net of any capital subscribed but not yet paid at the reporting date. The item is shown including any treasury shares held by the Group. Treasury shares are recognised in financial statements as a negative component of shareholders’ equity.

The original cost of repurchased treasury shares and the profits or losses from their subsequent sale are recognised as changes in shareholders’ equity. Transaction costs for a share capital transaction, such as an increase in share capital, are recorded as a reduction in shareholders’ equity, net of any related tax benefits. Dividends on ordinary shares are recorded as a reduction of shareholders’ equity in the financial year in which the Shareholders’ Meeting approved their distribution.

Non-controlling interests

This item represents the portion of consolidated net equity attributable to minority shareholders, calculated based on the “equity ratios”. The amount is calculated net of any treasury shares repurchased by the consolidated companies.

Other significant accounting practices

Revenues from contracts with customers (IFRS 15)

Revenues are gross inflows of economic benefits deriving from the ordinary activities of the company. They are recognised at the moment that control of the goods or services passes to the customer, for an amount equal to the consideration which the entity is expected to be entitled to. In particular, revenues deriving from contracts with customers are recorded in financial statements only if the relative contract is identifiable, that is:

•	the parties have approved the contract and are committed to its execution;

•	the rights and obligations of the parties can be clearly identified in the contract;

•	the payment terms for the transferred goods and services can be identified;

•	the contract has commercial substance, in the sense that it impacts the entity’s cash flows;

•	it is considered likely that the consideration will be collected upon transfer of the assets and provision of the services. For this assessment, only the customer’s ability and intention to pay the amount due should be considered.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

After the contract’s consideration has been allocated to individual obligations resulting from the contract, revenue is recognised in the income statement when the customer obtains control of the goods or services promised (or when the performance obligation may be deemed satisfied) and can be:

•	at a specific point in time (e.g., when the entity fulfils the obligation to transfer the promised good or service to the customer);

•	over a period of time (e.g., as the entity fulfils the obligation to transfer the promised good or service to the customer).

The consideration promised in the customer contract may include fixed amounts, variable amounts, or both. Specifically, the contract’s consideration may vary based on reductions, discounts, reimbursements, incentives, performance bonuses, or other similar elements. The consideration may also vary depending on whether a future event occurs (as in the case of a fee linked to performance objectives).

The methods suggested by IFRS 15 for estimating the variable portion of remuneration are:

•	the expected value method, i.e., the weighted sum of the amounts in a range of possible considerations (for example, the company has many contracts with similar characteristics);

•	the most likely amount method, or the most likely in a range of possible considerations (for example, the company receives a performance bonus or does not receive it).

If there is an element of variable consideration, revenue is recognised in the income statement only if it is possible to reasonably estimate the revenue and if it is highly probable that this consideration will not be subsequently reversed from the income statement, whether in full or for a significant part. In the event of a high prevalence of factors of uncertainty linked to the nature of the consideration, it will only be recognised at the moment this uncertainty is resolved. In any case, the estimated part of the transaction price must be updated at the end of each reporting period. The presence of financial components is also considered in determining the price, if considered relevant.

In the case of commercial agreements that envisage the recognition of variable non-cash consideration to the entity, linked to the achievement of specific targets and that can be used for services rendered by the commercial partner, the Group recognises these revenues in the income statement in the financial year in which they accrue, at a value that is not more than the fair value of services effectively rendered by the partner.

If the entity receives from the customer a consideration that provides for the reimbursement to the customer, in whole or in part, of the revenue received, a provision for risks and charges is recognised against the expected future repayments. The case may occur, for example, when the customer has a right of withdrawal for the asset or if the contract includes a claw-back clause. This standard also applies to loyalty programmes, against which a refund liability is recognised. The liability for future redemptions is equal to the amount of the consideration received (or receivable) for which it is expected that the entity is not entitled to (i.e., amounts not included in the transaction price). The liability for future redemptions (as well as the corresponding change in the transaction price and, consequently, the liability arising from the contract) must be updated on the closing date of each reporting period to take account of changes in circumstances.

For contracts for the placement of third-party products, which provide for the reimbursement of part of the commissions received in the event of early termination by the customer and in the presence of claw-back clauses linked to the failure to achieve target commission volumes, the Group quantified this provision for risk and charges based on historical trends for early repayments and reimbursements to customers. The monitoring and forecasting of volumes of the collected and reversed fees enable the provision to be adjusted at each reporting date. The model that is used is based on the most likely amount method.

The model that is used is based on the most likely amount method. In addition, the Group has a credit card loyalty programme in place, according to which reward points are granted to customers based on the volumes transacted; reward points are redeemed through prizes purchased mainly from external suppliers. Reward points granted to customers who subscribe to a product/service of the Group entails that recognition of the portion of revenue attributable to the recognised reward points in the income statement is suspended, as an offsetting entry to other liabilities. For this purpose, the transaction price of the performance obligation associated with the reward points granted is estimated, using a model based on the fair value of the reward points, calculated using several factors including: redemption forecasts for the reward points accrued by customers and the cost related to reward purchases. The portion of the consideration able to be allocated to the award points is accounted for as a refund liability; the release to the profit and loss account occurs only when the obli-gations associated with the bonus points have been fulfilled, i.e. at the time of actual redemption by the customer.

Lastly, the incremental costs for obtaining the contract that are expected to be recovered and the costs for fulfilling the contract are capitalised when these costs can be directly attributed to the contract, can generate resources that can be used to fulfil future contractual performance obligations, and be considered recoverable.

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This recognised asset is systematically amortised in accordance with the transfer to the customer of the good or service to which the asset refers and, therefore, in accordance with the accounting of the corresponding revenues.

Revenues and costs relating to financial instruments

With reference to the income and charges relating to financial assets/liabilities, note that:

a)	interest is booked pro rata temporis on the basis of contractual interest rate or the effective interest rate in the event of application of the amortised cost. In this case, any marginal costs and income, considered an integral part of the return of the financial instrument, are considered in the effective interest rate and recognised under interest. Interest income (or interest expense) also includes the spreads or margins, positive (or negative), accrued up to the reporting date, in relation to financial derivative contracts:
-	hedging assets and liabilities that generate interest;

-	classified in the balance sheet in the trading book, but operationally linked to financial assets and/or liabilities measured at fair value (fair value option);
-	connected operationally with assets and liabilities classified in the trading book and which entail the settlement of differentials or margins over several maturities;
b)	interest on arrears is posted to the income statement only upon actual collection;

c)	dividends are shown in the income statement upon resolution of their payout, i.e. when their payment is due;

d)	commissions for service income are posted in the period when said services were rendered, on the basis of existing contractual agreements. The commissions considered in the amortised cost for purposes of calculating the effective interest rate are recorded in interest;
e)	the profits and losses resulting from the initial recognition at fair value, as determined by the difference between the transaction price and the fair value of the instrument, are booked to the income statement upon reporting of the transaction if the fair value can be determined with reference to parameters or recent transactions observable on the same market in which the instrument is traded; otherwise, they are distributed over time, taking into account the duration and the nature of the instrument;
f)	gains and losses from the sale of financial instruments are recognised in the income statement when the sale is finalised, with the relative transfer of risks and benefits, based on the difference between the consideration received and the book value of the instruments themselves.

Costs for constant services and decreasing payments

The IFRS accounting standards do not provide specific guidelines on the accounting treatment to be applied for recognising costs related to service contracts that are rendered by the supplier through an indeterminate number of actions, over a given period of time. If there are cases of services rendered by suppliers through a single performance obligation relating to the provision of a specific number of units, such as a certain volume of services, which remain constant throughout the contract term and this single performance obligation is satisfied over time with a decreasing payment amount due by the customer, the Group analogically applies the accounting treatment envisaged by IFRS 15 accounting standard (see Basis for Conclusions 313-314).

In detail, in cases of the provision of services characterised by a constant volume over time and decreasing payments, an average unit cost is assigned to the services received and the related costs are recognised on straight-line basis. This straight-line method for posting costs entails the need to recognise a prepaid asset which, at each reporting date pursuant to IAS 36, is subject to an assessment to determine if there are impairment indicators which also takes into account the analyses carried out for purposes of onerous contracts. In the event that impairment indicators are identified, the recoverable value of the asset must be calculated and a write-down must be recognised in the financial statements when the recoverable value is lower than the book value.

Share-based payments

These are payments to employees, as consideration for work performed, settled with equity instruments, which consist, for example, in assigning:

•	rights to subscribe share capital increases with consideration (stock options);

•	rights to receive shares upon achieving certain objectives or at the end of the employment relationship.

Pursuant to IFRS 2, payments based on treasury shares fall into various categories, including:

•	as “equity settled” plans, i.e. settled in equity instruments, to be recognised on the basis of the fair value of the work services received;

•	as “cash-settled” plans, i.e. settled in cash for an amount indexed to the value of the shares, to be recognised based on the fair value of the liability assumed.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

With regard to “equity-settled” plans, given the difficulties of directly estimating the fair value of employment services received as an offsetting entry to the assignment of shares, the value of the services received can be measured indirectly, using as a reference the fair value of equity instruments at the date they are assigned. The fair value of payments settled by issuing shares is recognised according to the criterion of the service provided, in the income statement item “190 a) - Personnel expenses” as an offsetting entry to an increase in the item “150 - Reserves”.

In the case of “cash-settled” plans, on the other hand, the cost of the work services received is recognised in the Income Statement item “190 - a) Personnel expenses” as a balancing entry to a liability to be measured at fair value based on the price of the shares assigned. The fair value must be updated at the end of each financial year and at the settlement date by posting changes in fair value to the income statement until the liability is extinguished.

When the assigned shares or countervalue cannot immediately be used by the employee, but rather are available only after the employee has completed a specific period of service, the company recognises the cost as consideration for the service rendered throughout the accrual period for these conditions (“vesting period”).

Financial instruments offsetting

Pursuant to IAS 32, paragraph 42, financial assets and financial liabilities are offset and recognised in the Financial Statements for the net balance if the entity:

•	has a legal right to effect such set-off, which is currently exercisable in all circumstances, whether in the ordinary conduct of business or in situations of non-performance, insolvency or bankruptcy of the parties;

•	intends to settle transactions on a net settlement or on a gross settlement basis whose material effect is equivalent to a net settlement.

For derivative instruments covered by netting agreements, which comply with the requirements outlined above, Circular No. 262 provides for netting between all trading derivatives and all hedging derivatives. Should the imbalance of trading derivatives have the opposite sign to the imbalance of all hedging derivatives, a net presentation of these imbalances is provided: Conventionally, the net balance is allocated to the trading portfolio rather than to hedging derivatives, depending on the absolute value of the imbalance between trading and hedging derivatives.

In accordance with the requirements of IFRS 7, more detailed information is provided in the tables contained in Part B - Other Information of these Notes to the financial statements, in which the following are more specifically set out:

•	the book values of assets and liabilities that meet the requirements of IAS 32, paragraph 42, before and after accounting offsetting;

•	exposures subject to framework offsetting agreements that have not given rise to offsetting but which may potentially trigger offsetting as a result of specific circumstances;

•	the collateral attached to them.

Business combinations

A business combination is defined as the transfer of control of a company (or of a group of assets and integrated goods, conducted and managed as a unit). For the definition of control, please refer to Section 3 “Scope of consolidation” of this part A of the Notes to the financial statements.

A business combination may give rise to an investment link between the acquiring Parent Company and the acquired subsidiary. In these cases, the acquirer applies IFRS 3 “Business combinations” to its consolidated financial statements, while in the separate financial statements it recognises the acquired interest as an equity investment in a subsidiary, consequently applying IAS 27 “Separate financial statements”.

A business combination may also provide for the acquisition of the net assets of another entity, including any goodwill, or the acquisition of the share capital of another entity (e.g., mergers, splits, acquisitions of business units). Such a business combination is not an investment link like the one between a parent company and a subsidiary, and therefore in these cases IFRS 3 is also applied to the acquiring entity’s separate financial statements.

Business combinations are accounted for using the purchase method, which requires: (i) identification of the acquirer; (ii) determination of the acquisition date; (iii) determination of the cost of the business combination; (iii) allocation of the acquisition price (“Purchase Price Allocation”).

Identification of the acquirer

IFRS 3 requires that an acquirer is identified for all business combinations, identified as the party that obtains control over another entity, understood as the power to set financial and management policies of the entity in order to receive benefits

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from its activities. In the case of business combination transactions that result in the exchange of equity interests, identification of the acquirer must consider factors such as: (i) the number of new ordinary voting shares issued out of the total number of ordinary voting shares that will constitute the capital of the existing company after the combination; (ii) the fair value of the entities participating in the combination; (iii) the composition of the new corporate bodies; (iv) the entity issuing the new shares.

Determination of the acquisition date

The acquisition must be posted to the accounts on the date when the acquirer effectively obtains control over the entity and/or assets acquired. When the transaction is made in a single exchange transaction, the date of exchange is equal to the date of acquisition unless the parties agree a transfer of control prior to the date of exchange.

Determination of the cost of the business combination

The consideration paid in a business combination is equal to the fair value, on the purchase date, of assets sold, liabilities incurred, and equity instruments issued by the acquirer in exchange for obtaining control of the acquired entity. The consideration that the acquirer transfers in exchange to the acquired entity includes any assets and liabilities resulting from an agreement on “contingent consideration”, to be recognised at the fair value on the acquisition date. Changes to the consideration transferred are possible if they result from additional information on events and circumstances that existed at the acquisition date and may be recognised within the measurement period for the business combination (i.e., within twelve months from the acquisition date, as specified below). Any other changes deriving from events or circumstances subsequent to the acquisition, such as consideration recognised to the seller linked to the achievement of a certain profit performance, must be recorded in the income statement.

Costs related to the acquisition, which include brokerage fees, consulting, legal, accounting, and professional fees, as well as general administrative costs, are recorded in the income statement as they are incurred, with the exception of the costs of issuing shares and debt securities, which are recognised on the basis of the provisions of IAS 32 and IFRS 9.

Allocation of the acquisition price (“Purchase Price Allocation”)

According to the purchase method, at acquisition date the acquirer must allocate the cost of the business combination (known as PPA, “Purchase Price Allocation”) to the identifiable assets acquired and to the liabilities assumed measured at their fair value on that date, as well as recognising the value of non-controlling interests of the acquired entity. Exceptions to the application of this principle are the detection of: (i) income taxes; (ii) liabilities relating to employee benefits; (iii) assets arising from indemnities; (iv) share-based payment transactions; (v) assets held for sale; leasing where the acquiree is the lessee; (vi) regained rights and (vii) insurance contracts for which the respective reference principles apply.

Therefore, it is necessary to draw up a balance sheet for the acquired entity, at the acquisition date, measuring at fair value the identifiable assets acquired (including any intangible assets not previously recognised by the acquired entity) and identifiable liabilities assumed (including contingent liabilities).

For each business combination, non-controlling interests may be recognised at fair value or in proportion with the percentage of identifiable net assets held in the company acquired.

In addition, if control obtained through subsequent acquisitions (business combinations carried out in several phases), the previously held equity interest is measured at fair value at the acquisition date and the difference compared to the previous book value must be charged to the income statement or to other revenue components in the statement of comprehensive income.

Hence, at the acquisition date, the acquirer must determine the difference between:

•	the sum of:

-	the cost of the business combination;

-	the amount of any non-controlling interests as described above;

-	the fair value of any equity interests previously held by the acquirer; and

•	the fair value of identifiable net assets acquired, including contingent liabilities.

Any positive difference must be recorded as goodwill; conversely, any negative difference must be charged to the income statement of the entity resulting from the business combination as profit deriving from the purchase at favourable prices (negative goodwill, or badwill), after having performed a new measurement aimed at ascertaining the correct process of identifying all assets acquired and liabilities assumed.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

The fair value of assets and liabilities must be definitively identified within the maximum term of twelve months from the acquisition date (measurement period).

Once control has been obtained and the purchase method described above has been applied, any further increase or decrease in the equity interest in a subsidiary in which control is maintained is recognised as a transaction between shareholders. Therefore, the book values of the shareholders’ equity of the Group and non-controlling interests must be adjusted to reflect changes in equity interests in the subsidiary. Any difference between the value for which non-controlling interests are adjusted and the fair value of the consideration paid or received must be recognised directly in the Group’s shareholders’ equity.

If there is an event which results in the loss of control, an entry is made to the income statement equivalent to the difference between (i) the sum of the fair value of the consideration received and the fair value of the residual equity interest held and (ii) the previous book value of the assets (including goodwill) and liabilities of the subsidiary and any minority shareholders’ equity. The amounts previously recognised in the statement of comprehensive income (such as the valuation reserves of financial assets measured at fair value through other comprehensive income) must be accounted for in the same way as if the parent company had directly disposed of the assets or the related liabilities (through reclassification in the income statement or shareholders’ equity).

The fair value of any equity interest held in the former subsidiary must be considered equal to the fair value upon initial recognition of a financial asset according to IFRS 9, or, where appropriate, equal to the cost at the time of initial recognition in an associate company or a jointly controlled entity.

Business combinations under common control

Business combinations of entities under common control are excluded from the scope of application of IFRS 3 and in the absence of a reference standard, such business combinations are accounted for by referring to Assirevi Preliminary Guidance No. 1 and No. 2 (OPI 1 - “Accounting treatment of business combinations of entities under common control” in the separate and consolidated financial statements and OPI 2 - “Accounting treatment of mergers in the financial statements”). These guidelines consider the economic significance of business combinations on the basis of cash flow impact on the Group. Transactions that do not have a significant impact on future cash flows are recognised on a going-concern basis. In particular, the values adopted are those resulting from the Consolidated Financial Statements of the Group at the date of transfer of the assets. This is in compliance with the provisions of IAS 8, paragraph 10, which requires, in the absence of a specific standard, to use one’s judgement in applying an accounting standard in order to provide relevant, reliable, prudent disclosure that reflects the economic substance of the transaction.

Amortised cost

The amortised cost of financial assets or liabilities is the value at which they were measured upon initial recognition, net of principal repayments, plus or minus overall amortisation calculated using the effective interest method, on the differences between the initial value and that at maturity and net of any permanent impairment.

The effective interest rate is the rate which equates the present value of a financial asset or liability with the future contractual payments or collection cash flows until maturity or a subsequent repricing date. To calculate the current value, the effective interest rate is applied to future collection or payment flows over the entire useful life of the financial assets or liabilities – or for a shorter period if certain conditions are met (for example, a change to market rates).

Following initial recognition, the amortised cost makes it possible to allocate income and costs reducing or increasing the instrument over its entire expected life by means of the amortisation process. The determination of the amortised cost is different depending on whether the financial assets/liabilities are subject to valuation at a fixed or variable rate.

For fixed-rate instruments, future cash flows are quantified based on the known interest rate during the term of the financing. For floating-rate financial assets/liabilities, whose variability is not known beforehand (because, for example, it is tied to an index), cash flows are determined on the basis of the last known rate. At every rate review date, the amortisation schedule and the actual rate of return over the entire useful life of the instrument, i.e. until maturity, are recalculated. The adjustment is recognised as cost or income in the income statement.

Financial assets measured at amortised cost and those measured at fair value with an impact on comprehensive income are measured at amortised cost; as well as for financial liabilities measured at amortised cost

Financial assets and liabilities traded at market conditions are initially recognised at their fair value, which normally corresponds to the amount disbursed or paid inclusive - in the case of instruments valued at amortised cost - of transaction costs and commissions directly attributable to the assets and liabilities.

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Transaction costs include marginal internal and external costs and income attributable to the issue, acquisition or sale of a financial instrument that cannot be charged to the customer. These fees, which must be directly attributable to the individual financial assets or liabilities, impact the original effective return and make the effective interest rate associated with the transaction different from the contractual interest rate. Indistinguishable costs related to several transactions and components related to events that may occur during the life of the financial instrument, but which are not certain at the time of the initial definition, are excluded, such as: fees for retrocession, for failure to use, and for early repayment.

Commissions for services collected following the performance of structured finance activities that would have been collected regardless of the subsequent financing of the transaction (such as, for example, facilities and arrangements fees), as well costs for underwriting transactions and participation in syndicated transactions, are also not considered in the calculation of the amortised cost.

With particular reference to loans, fees paid to distribution channels (agents, advisors, brokers) and administrative costs (appraisals, notarial services, etc.) associated with any subrogations are considered costs attributable to the financial instrument; while revenues considered in the calculation of the amortised cost are assessment fees, practical management fees and up-front fees relating to lending at below-market rates.

With regard to securities not measured at fair value through profit or loss, transaction costs include both commissions for contracts with brokers operating on Italian stock markets and commissions paid to intermediaries operating on foreign stock and bond markets defined on the basis of commission tables.

For securities issued, commissions for bond placement paid to third parties, amounts paid to stock exchanges, and fees paid to the auditors for activities performed for each individual issue are considered in the calculation of amortised cost, while commissions paid to rating agencies, legal expenses and consultancy/audit fees for the annual update of the prospectuses, as well as costs for the use of indices and commissions that originate during the life of the bond are not considered in the amortised cost calculation.

Compared to the general approach, the effective interest rate must be calculated differently for those financial instruments measured at amortised cost or at fair value through other comprehensive income, purchased or originated, which at the time of their initial recognition are already credit impaired (known as PCI or OCI).

The amortised cost also applies to the measurement of the impairment of the financial instruments listed above as well as to the recognition of those issued or purchased at a value other than their fair value. The latter are recorded at fair value, rather than for the amount collected or paid, calculated by discounting future cash flows at a rate equal to the effective rate of return of similar instruments (in terms of creditworthiness, contractual maturity, currency, etc.), with a financial income or expense recognised in the income statement at the same time; subsequent to initial valuation, they are valued at amortised cost, with actual interest being higher or lower than nominal interest. Lastly, structured liabilities that are not measured at fair value through profit or loss are also measured at amortised cost as the derivative contract embedded in the financial instrument has been recognised separately.

The criterion for measurement at amortised cost does not apply for hedged financial assets/liabilities for which changes in fair value for the hedged risk are charged to the income statement. However, the financial instrument is re-measured at amortised cost if the hedge is suspended, the moment from which the previously recognised changes in fair value are amortised, by calculating a new effective interest rate that considers the loan value adjusted for the fair value of the hedged element, until the expiry of the hedge that was originally envisaged. Moreover, as mentioned above in the paragraphs relating to financial assets and liabilities measured at amortised cost, the amortised cost measurement does not apply to financial assets/liabilities whose short duration makes the economic effect of discounting negligible or to loans without a defined maturity or revocation.

Purchased or originated credit impaired financial assets (POCI)

These are instruments for which the credit risk is very high and which, in the event of purchase, are purchased at a considerably discounted value compared to the initial disbursement value; for this reason, they are considered already credit impaired at the time of first recognition in the Financial Statements.. Depending on the Business Model with which the asset is managed, these assets are classified in item “30 - Financial assets measured at fair value through other comprehensive income” or in item “40 - Financial assets measured at amortised cost” and among off-balance sheet exposures.

In relation to POCIs, there are two different types:

•	instruments or portfolios of non-performing loans acquired on the market (Purchased Credit Impaired – “PCI”);

•	credits disbursed by the Group to customers characterised by a very high credit risk (Originated Credit Impaired – “OCI”).

Impaired financial assets acquired through a business combination pursuant to IFRS 3 fall within the scope of application of IFRS 9 PCI.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

Note that these financial assets are initially recorded in Stage 3, without prejudice to the possibility of reclassifying them to performing loans (Stage 2), for which an expected loss will continue to be recorded according to an impairment model based on lifetime ECL, as described below. It should be noted that, regardless of the stage in which they are recorded, these financial assets are accounted for separately from the three stages of credit risk.

With reference to the initial recognition, measurement and derecognition criteria, please refer to the discussion corresponding to the asset items into which they can be classified, with the exception of what is specified below in relation to procedures for calculating amortised cost and impairment.

In detail, the amortised cost and consequently the interest income are calculated using an effective interest rate adjusted for the credit (known as “credit-adjusted effective interest rate” or CEIR). For calculating the effective interest rate, the aforementioned credit adjustment entails including the expected credit losses over the entire residual duration of the asset in the estimate of future cash flows. For the purposes of calculating the CEIR, the Group uses contractual cash flows net of expected losses.

In addition, the assets in question require special treatment also with regard to the impairment process, as they are always subject to the determination of an expected loss over the life of the financial instrument (lifetime ECL). After initial recognition, the profit or loss deriving from any change in expected losses over the life of the loan compared to the initial estimate must be recorded in the income statement. Thus, for these assets, expected losses cannot be calculated using the one-year time horizon as a reference.

Renegotiations

In some cases, over the life of financial assets and, in particular, of loans, the original contractual conditions are subsequently modified as agreed by the parties to the contract. When, during an instrument’s life, the contractual clauses are changed (both in the case the change is formalised by signing a new contract and when there is an amendment to the existing contract), it is necessary to check whether the original asset must continue to be recognised in financial statements or if, conversely, the original instrument must be derecognised from financial statements and a new financial instrument must be recognised.

In general, changes to a financial asset result in its derecognition and to the recording of a new asset when these changes are “substantial”. The determination of the “substantiality” of the change is made by considering only qualitative elements. In particular, renegotiations are deemed to be substantial when:

•	introduce specific objective elements that impact on the characteristics and/or the financial flows of the financial instrument (such as for example the change in the currency, the change of the counterparty not belonging to the same group as the original debtor, the introduction of indexing to equity or goods parameters, the introduction of the possibility of converting the loan into participatory equity/financial instruments/other non-financial assets, and the provision of “pay if you can” clauses which allow the debtor the maximum freedom in repaying the loan in terms of time and amount) in consideration of the significant impact expected from the original financial flows; or

•	are implemented with respect to customers that have no financial difficulties, with the objective of adapt the onerousness of the contract to current market conditions.

In the latter case, note that, if the Group does not allow a renegotiation of contractual conditions, the customer would have the opportunity to obtain funding from another intermediary, with resulting loss to the Group of the revenue streams envisaged in the renegotiated contract. In other words, for a commercial renegotiation, the Group would not have any loss to be recorded in the income statement as a result of the realignment to the best current market conditions for its customers. Instead, for renegotiations considered not to be substantial, the gross value is recalculated by determining the present value of cash flows resulting from the renegotiation, based on the original rate of the exposure prior to the renegotiation. The difference between this gross value and the gross book value prior to the change is recorded in the income statement under item “140 - Gains/losses from contractual changes without derecognition” (known as “modification accounting”).

In the case of non-substantial renegotiations, the modifications granted to counterparties experiencing financial difficulties (granting of forbearance measures) are attributable to the Group’s attempt to maximise the recovery of the original exposure, whose risks and benefits continue to be borne by the Group. Exceptions are made for changes that introduce substantial objective elements in the contract that can themselves lead to the derecognition of the financial asset, as previously described.

Lastly, the changes to financial assets following the Reform of the reference indices for the determination of interest rates (IBOR Reform), relating to the change in the basis for determining the contractual cash flows (replacement of the reference index for determining the existing interest rates with an alternative reference rate), do not constitute a derecognition but rather are accounted for as a change. These changes, if made as a direct consequence of IBOR Reform and on an equivalent economic basis, are represented by a prospective adjustment of the actual interest rate - applying paragraph B5.4.5 of IFRS 9 instead of “modification accounting” - with impacts on the net interest income of future periods.

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Fair value option

In its financial risk management policy, relating to financial instruments included in the banking book, the Parent Company has used the Fair Value Option accounting technique alongside fair value hedging and cash flow hedging methods.

The Fair Value Option was used to represent operational hedges on fixed-rate or structured bonds and certificates of deposit issued at fixed rates (accounting mismatch).

The scope of application of the Fair Value Option currently regards primarily fixed-rate securities and structured securities subject to hedges on interest rate risk and the risk deriving from embedded derivative components.

IFRS 9 allows the option of designating a financial instrument under the Fair Value Option to be exercised irrevocably only upon initial recognition. Therefore, the Fair Value Option cannot be used for the accounting management of hedges of funding instruments issued prior to the decision to implement the hedge; for these hedges, the hedge accounting tech-nique must be used, which is also used to manage the hedging of the bond issues that are traded in the secondary market at market values.

Unlike hedge accounting, whose rules provide that only fair value changes attributable to the hedged risk are recognised for the hedged instrument, the Fair Value Option involves the recognition of all fair value changes, regardless of the risk factor that is being hedged.

For the issues in question, the fair value is measured, firstly, by referencing observable prices in markets considered active, such as regulated markets, electronic trading circuits (e.g. Bloomberg) or organised or similar exchanges. If there are no observable prices on active markets, they are measured based on prices of recent transactions for the same instrument in non-active markets in addition to using valuation techniques, based on a cash flow discounting model, which must consider all factors considered relevant by market participants in determining a hypothetical transaction on an exchange. In particular, for determining creditworthiness, the implicit spreads of comparable issues of the same issuer are used in active markets, rather than the Parent Company’s credit default swap curve with the same level of subordination of the security being measured. The quantification of effects resulting from the change in own creditworthiness between the issue date and the measurement date is calculated as the difference between the fair value obtained considering all of the loan’s risk factors, including the credit risk, and the fair value obtained considering the same factors, excluding the change in own credit risk that occurred during the period.

For further details on methods for calculating fair value, please refer to the exhaustive information provided in the relevant paragraph in “Part A.4 - Information on fair value”.

With reference to the criteria for recognition in financial statements, note that:

•	derivatives connected with financial liabilities measured at fair value are classified under “Financial assets measured at fair value through profit or loss: a) financial assets held for trading” or “Financial liabilities held for trading”;

•	spreads and margins accrued on derivatives up to the measurement date are included, depending on the balance, in “interest income” or “interest expense”, consistent with the accruals recorded on bonds subject to operational hedges;

•	gains and losses from realisation and the measurement of loans under the Fair Value Option are recorded in the income statement item “110 - Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss”, with the exception of the valuation and execution effects related to the change in own creditworthiness that are recorded as an offsetting entry to a specific equity reserve (item “120 - Valuation reserves”), unless this accounting treatment creates or amplifies an asymmetry in the economic result, as described in greater detail in the discussion to item “13 - Financial liabilities measured at fair value”;

•	results of the measurement of derivatives associated with loans under the fair value option are recorded in the income statement item “80 - Net profit (loss) from trading”.

From the perspective of prudential supervision, in compliance with regulations in force, distorting effects from changes in fair value due to changes in own creditworthiness are eliminated from own funds.

Lastly, note that gains posted to the income statement under the Fair Value Option and not yet realised are not distributable.

Contributions to deposit guarantee systems and resolution mechanisms

Following the incorporation into national law, Directives 2014/49/EU (Deposit Guarantee Schemes Directive - “DGSD”) of 16 April 2014 and 2014/59/EU (Bank Recovery and Resolution Directive - “BRRD”) of 15 May 2014, starting from the 2015 financial year, credit institutions are obliged to provide the financial resources necessary for the operation of the FITD (Interbank Deposit Protection Fund) and the National Resolution Fund (merged into the SRF - Single Resolution Fund in

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

2016), through the payment of ex-ante ordinary contributions to be paid annually, until 1% of the total protected deposits are reached by 31 December 2023. Should the financial means available to the FITD and/or the SRF not be sufficient, respectively to guarantee the reimbursement of the protected deposit or to finance the resolution, it is required that credit institutions make the payment of extraordinary contributions. Contributions are recognised under item “190 – Administrative expenses – (b) Other administrative expenses” in the income statement, in application of the IFRIC 21 “Levies” interpretation, on the basis of which a liability related to the payment of levies derives from the occurrence of the “binding event” which triggers the payment obligation. The contributions are considered, from an accounting point of view, similar to a levy and the moment of onset of the “binding event” was identified in the first quarter for the SRF and in the third quarter for the FITD.

With regard to the SRF, it should be noted that after the 1% target for protected deposits was achieved at 31 December 2023, no further contributions were requested from the Group or from the entire European banking system in 2024 (EUR 58.6 mln at 31 December 2023).

The ordinary contribution to the FITD, recognised in the income statement for 2024, amounted to EUR 75.3 mln, which is essentially unchanged from the figure for 2023.

A “Life Insurance Guarantee Fund”, in which Italian insurance companies and branches of non-EU insurance companies participate, was established by Law no. 213 of 30 December 2023. The Fund’s financial resources are made up of participants’ contributions, which must be proportionate to the Fund’s liabilities and in any case must be equal to at least 0.4% (the “target”) of the amount of participating companies’ life insurance technical reserves. This is target to be achieved gradually by 31 December 2035. The contributions levied from insurance brokers are determined in relation to the total volume of life insurance products distributed and associated revenues associated, albeit these levies should not exceed one-fifth of the annual contribution. However, during the initial application phase, the contributions payable by brokers registered in section D of the Single Register of Intermediaries (RUI), which includes banks, are 0.1 per thousand of the life insurance reserves brokered. From an accounting point of view, these contributions are also considered similar to a tax; for 2024, the “obligating event” was identified as November, when participants were identified as entities admitted to the Fund’s AGM.

The ordinary contribution to the Life Insurance Guarantee Fund, recognised in the income statement for 2024, amounted to EUR 2.2 mln.

Synthetic securitisations

In synthetic securitisation transactions, the Group, through the execution of a financial guarantee contract, acquires protection against the credit risk underlying a loan portfolio, of which it retains full ownership. These transactions have the objective of freeing up regulatory and economic capital by reducing the level of credit risk of the portfolio underlying the transaction (Significant Risk Transfer – “SRT”), which is transferred to an external counterparty without entailing the derecognition of the assets.

The SRT must be constantly monitored also during the life of the transaction, in order to ensure that the regulatory criteria that require the Originator to retain a share of the net economic interest equal to at least 5% of the nominal value of the securitised portfolio, are met.

The transactions are structured in different tranches according to the riskiness of the portfolio. From an accounting point of view, synthetic securitisation transactions are configured as financial guarantees received in which the Group acts exclusively on the purchaser’s side of protection against credit risk, if the following aspects are ensured:

•	stipulation of the contract for the purpose of hedging credit risk, deriving from debt instruments;

•	presence of the deliverable obligation, for the purposes of activation of the financial guarantee, in the financial statements of the protection buyer;

•	unbudgeted payments in response to changes in specific rates, prices, ratings, exchange rates, indexes or other variables that are governed by the rules on derivatives but as a consequence of a credit event (such as a change to default);

•	repayments made by the protection seller only if the protection buyer has suffered losses against the hedged asset and for an amount not exceeding the loss actually incurred.

The premium paid by the Group to investors for credit risk protection is recognised in the income statement item “50. Fee and commission expense”. The enforcement of the financial guarantee received by the investors upon the occurrence of contractually agreed conditions (known as credit event) relating to securitised loans under income statement item “130. Net impairment (losses)/reversals for credit risk”.

For further details, please refer to the information provided in these Notes to the financial statements, under “Part E – Section 1– C. Securitisation transactions”.

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Tax credits linked to the “Rilancio” Italian Law Decree acquired following assignment by the direct beneficiaries or previous purchasers

The Italian Law Decrees no. 18/2020 (so-called “Cura Italia”) and no. 34/2020 (so-called “Rilancio”) introduced into the Italian legal system incentive tax measures connected with both investment expenses (e.g. eco and sismabonus) and current expenses (e.g. rents of premises for non-residential use). The Government has also intervened on the matter again through Italian Law Decree no. 50/2022 (so-called “Aiuti”) mainly by redefining the pool of potential transferees.

These tax incentives apply to households or businesses, are commensurate with a percentage of the expenditure incurred (in some cases up to 110%) and are disbursed in the form of tax credits or tax deductions (optionally convertible into tax credits). The main characteristics of these tax credits are: (i) they may be used for offsetting; (ii) they may be assigned to third-party purchasers; and (iii) they are not refundable by the Tax Authority.

The accounting treatment of tax credits acquired from a third party (transferee of the tax credit) is not subject to a specific international accounting standard. IAS 8 establishes that, when there is a situation not explicitly addressed in an IAS/IFRS, the company management defines an appropriate accounting policy to ensure relevant and reliable disclosure of such transactions.

The Group, in line with the joint document issued by the Authorities63, has defined its accounting policy which refers to the accounting rules laid out in IFRS 9, applying provisions compatible with the characteristics of the transaction and considering that, substantially, these credits are equivalent to financial assets.

The Group purchases the credits based on its Tax Capacity with a view to holding them and using them for future offsetting; therefore, these credits are linked to a Hold to Collect Business Model and recognised at amortised cost, with remuneration represented in net interest income throughout the recovery time period.

The valuation of these credits is carried out by considering utilisation flows through estimated future offsetting; however, the accounting framework provided by IFRS 9 does not apply to this specific case for the calculation of expected losses, i.e. the expected credit loss (ECL) is not calculated as there is no counterparty credit risk, taking into account that tax credits are realised through offsetting and not collection.

Lastly, as specified in the joint Authority document, taking into account that for the purposes of the international accounting standards these tax credits do not represent tax assets, public contributions, intangible assets or financial assets, the most appropriate classification for representation in the financial statements is the residual category “Other Assets” in the Balance Sheet.

As at 31 December 2024, the nominal value of the total tax credits acquired amounted to EUR 3,124.8 mln. Taking into account credits offset until this point, totalling EUR 1,136.1 mln, the residual nominal amount as at 31 December 2024 came to EUR 1,988.7 mln. The corresponding carrying amount, recognised in the balance sheet item “130. Other assets” at amortised cost, which takes into account the acquisition price and the net amounts accrued as at 31 December 2024, was EUR 1,804.8 mln.

It should also be noted that, as at 31 December 2024, the Parent Company had received requests for the sale of these receivables for a total of approximately EUR 578.3 mln, currently being assessed/processed. The total amount of credits acquired and assignment requests being processed - the latter appropriately adjusted to factor in the incidence of dossiers abandoned and/or rejected by the Bank -, is in line with the estimate of the overall fiscal capacity (the so-called “Tax Capacity”), i.e., the tax/contribution payments that the Group expects to make and that are available for offsetting with tax credits from “Building Bonuses”. The aforementioned valuation also takes into account the significant decrease in the estimated prospective “Tax Capacity” caused by changes to the rules underlying the use of tax credits purchased introduced by Italian Law no. 67 of 23 May 2024, which converted Italian Decree Law no. 39/2024 (the tax benefits decree) into law, with amendments. For more details on the tax benefits decree, please refer to the “New tax regulations” section of the Report on Operations.

Early retirement incentive plans

Termination of employment may be attained through the employee’s voluntary acceptance of a company plan to reduce staff following a proposal to incentivise voluntary resignations due to redundancies, i.e. in the case of exit incentive plans.

These plans provide employment termination benefits and are drawn up, in terms of the number of exits and the timing of implementation, within the scope of the Business Plan objectives.

The agreements executed between the Group and the trade unions generally provide for the extent of the pool of potential participants and payments made on a lump-sum basis, in addition to the additional payment of other benefits such as, for example, the maintenance of the insurance policy, the maintenance of welfare coverage and supplementary pension schemes, until the employee’s reaches the INPS retirement age.

63	Accounting treatment of tax credits purchased pursuant to the “Cura Italia” and “Rilancio” Italian Law Decrees published on 5 January 2021 by the coordination table between the Bank of Italy, Consob and IVASS on the application of IAS/IFRS

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

The Group recognises a provision by type, under personnel expenses, as a balancing entry to a provision for risks and charges under item “100 Provisions for risks and charges: c) other provisions for risks and charges” when the requirements of IAS 37 are met, i.e. in the presence of an obligation of a contractual nature to provide the services and benefits covered by the agreement, when it is probable that a flow of resources will be required to fulfil the obligation, for an amount that represents the best possible estimate of the expenditure needed to settle the related obligation in place at the reporting date. Since this is a multi-year obligation, the estimated amount is subject to discounting to reflect the effect of the passing of time (IAS 37.45).

When the uncertainty mainly related to the amount of the redundancy incentive cost is resolved, the Group recognises a liability as a balancing entry to the Provision for risks and charges.

Classification of ESG financial instruments

As part of its ESG strategy, the Group offers sustainable project loans on contractual terms that link the contractual cash flows to the achievement of specific environmental sustainability objectives (“ESG covenants”). This approach seeks to reward companies that embark on virtuous sustainability pathways in terms of having a reduced environmental impact (environmental), pursuing policies of inclusion and community support (social) or organisational strengthening (governance). This premium foresees a reduction in the loan spread to a contractually established maximum (usually 10 basis points) if certain borrower-specific sustainability targets (“ESG covenants”) are found to have been met.

From an accounting perspective, financial instruments not held for trading, for which cash flows are based on the occurrence of a contingent event linked to the achievement of ESG targets, are recognised according to the Solely Payment Of Principal And Interest (SPPI) assessment. On this aspect, the IASB provided some clarification on how such clauses are treated for SPPI assessment purposes in its amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments” published on 30 May 2024 , which take effect for annual periods beginning on or after 1 January 2026.

Based on preliminary analyses performed, the Group believes that the ESG clauses currently in force for the products offered to its customers are SPPI-compliant, since:

•	following qualitative and quantitative assessments of the residual impact of those clauses on the contractual cash flows on the financial instrument, it was found that they are non-critical;

•	the change in cash flows is linked to a contingent event incumbent on the debtor, such as the debtor meeting targets to reduce gas emissions, and not to market parameters/indices;

•	the cash flows resulting from the occurrence or non-occurrence of the contingency event represent neither an investment in the debtor nor exposure to the performance risk of the specified assets.

Therefore, the Group’s credit products with “ESG covenants” are fully classified in the portfolio of “Financial assets measured at amortised cost”, consistent with the HTC business model and the SPPI test passed.

The same considerations apply to the Group’s investments in securities that incorporate ESG covenants, for the purposes of classifying them within the portfolio of “Financial assets measured at amortised cost” and “Financial assets measured at fair value through other comprehensive income”.

Other Matters

Classification criteria for financial assets

The classification of financial assets in the three categories envisaged by the standard depends on two classification criteria, or drivers: the business model with which the financial instruments are managed and the contractual characteristics of the cash flows of the financial assets (or SPPI Test).

The financial asset classification derives from the combination of these two drivers, as shown below:

•	Financial assets measured at amortised cost: assets that pass the SPPI test and fall under the Hold to Collect business model (HTC);

•	Financial assets measured at fair value through other comprehensive income (FVOCI): assets that pass the SPPI test and fall under the Hold to Collect and Sell business model (HTC&S);

•	Financial assets measured at fair value through profit or loss (FVTPL): a residual category, which includes financial instruments that cannot be classified in the previous categories based on the results of the business model test or the test on the characteristics of contractual cash flows (SPPI test failed).

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Business Model

With regard to the business model, IFRS 9 identifies three cases in relation to the methods by which cash flows are managed and financial assets are sold:

•	Hold to Collect (HTC): a business model whose objective is achieved by collecting contractual cash flows from the financial assets included in the relative portfolios. The inclusion of a financial asset portfolio under this Business Model does not necessarily mean that the instruments cannot be sold, though it is necessary to consider the frequency, value, and timing of sales in previous financial years, reasons for sales, and expectations regarding future sales;

•	Hold to Collect and Sell (HTCS): a mixed business model, whose objective is achieved by collecting contractual cash flows from the financial assets included in the portfolios and by sales activities, which is an integral part of the strategy. Both activities (collection of contractual cash flows and sales) are essential for achieving the Business Model’s objective. Therefore, sales are more frequent and for greater amounts than an HTC Business Model and are an essential component of the strategies pursued;

•	Other/Trading: a residual category that includes both financial assets held for trading purposes and financial assets managed with a business model other than the previous categories (Held to Collect and Hold to Collect and Sell). In general, this classification applies to a portfolio of financial assets whose management and performance are assessed based on fair value.

The Business Model reflects the methods by which financial assets are managed to generate cash flows for the entity’s benefit and is defined by top management through the appropriate involvement of business structures. It is determined by considering the ways in which financial assets are managed and, as a consequence, the extent to which the portfolio’s cash flows derive either from the collection of contractual cash flows, or from the sale of financial assets, or from both of these events.

The assessment does not take place on the basis of scenarios that, based on the entity’s reasonable forecasts, are not likely to occur, such as “worst case” or “stress case” scenarios. For example, if the entity expects to sell a given portfolio of financial assets only in a “stress case” scenario, that scenario does not affect the assessment of the entity’s Business Model for those assets if that scenario, based on the entity’s reasonable forecasts, is not likely to occur.

The Business Model does not depend on the intentions that management has for an individual financial instrument, but refers to the ways in which groups of financial assets are managed for the purpose of achieving a specific business objective.

In summary, the Business Model:

•	reflects the methods by which financial assets are managed to generate cash flows;

•	is defined by top management through the appropriate involvement of business structures;

•	must be determined by considering the methods by which financial assets are managed.

When assessing a Business Model, all relevant factors available at the assessment date are used. These factors include the strategy, risks and their management, remuneration policies, reporting, and the amount of sales. In analysing the Business Model, it is crucial that the factors evaluated are consistent amongst themselves and, in particular, are consistent with the strategy pursued. Evidence of activity not in line with the strategy must be analysed and adequately justified.

For the Hold to Collect portfolios, the Group has defined eligibility thresholds for sales that do not affect the classification (frequent but not significant, individually and in the aggregate, or infrequent though of a significant amount) and, at the same time, established the parameters to identify sales consistent with this Business Model, when they are attributable to an increase in credit risk.

More specifically, as part of an HTC Business Model, sales are permitted i) in the event of an increase in credit risk, ii) when carried out near maturity, and finally, iii) when they are frequent but not significant in terms of value or infrequent, even if their value is significant.

A description of the circumstances on the occurrence of which the Group deems admissible to implement sale transactions of the assets in question is given below.

Increase in credit risk

The Group deems that there is an increase in credit risk when events occur that involve:

•	the classification of the financial asset under stage 2, previously classified under stage 1;

•	the classification of the financial asset under impaired assets (or stage 3), previously classified under stages 1 or 2.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

On the occurrence of these cases, sales are admissible, independently of any frequency or significance threshold; this occurs, for example, in the case of transfers of non-performing loans.

Proximity of the instrument’s expiry

The Group deems that, independently from any frequency or significance threshold, transfers are compatible with the HTC business model if the time interval before the expiry is 10% of the original duration of the instrument, with a maximum absolute limit of 12 months, and the difference between the amount earned from sales and residual contractual cash flows is not greater than 5% in absolute terms.

Frequency and significance lower than determined thresholds

•	frequency is defined as the percentage ratio between the number of positions sold (ISIN or relationships) during the observation period and the total positions in the portfolio present at the beginning of the observation period. Sales carried out based on a number lower than a value equal to 5% of the number of securities held in the portfolio at the start of the year are infrequent (this value is equal to zero if the number of securities at the start of the year is under 40);

•	significance is defined as the percentage ratio between the nominal value of sales and the total nominal value of instruments in the portfolio present at the beginning of the observation period. The significance threshold of individual sales identified by the Group is 5%.

The two thresholds must be considered in a separate manner; it derives that individual sales made for an amount higher than 5% compared to initial amount, even if infrequent, are not admissible. In the case that both the frequency and significance thresholds are met for an individual sale, a further assessment is envisaged in terms of aggregate sales volume. In this case, the significance threshold of the aggregate amount of sales identified by the Group is 10%.

These thresholds were established and applied at the level of both the individual legal entity belonging to the Group and the Group itself and only for the debt securities portfolio, as the sales of loans portfolios made by the Group are attributable to an increase in the credit risk and to the strategy of de-risking required by the Supervisory Authority.

“Hold to Collect” Business Model – Sales

The accounting standard IFRS 9 requires that the exposures included in the portfolio of “Financial assets measured at amortised cost” be disposed of under the circumstances described above. With regard to this it should be noted that transfers of debt securities made by the Group in 2024 took place for a total nominal value of approximately EUR 389.5 mln in compliance with the significance and frequency thresholds, declared in the Group’s accounting policies, illustrated in part “A.2 Part relating to the main items of the financial statements”, paragraph “Other Information, Other Aspects - Business Model”, to which reference is made for further details.

In addition, as part of the derisking process described in the “Significant event in 2024” section of the Group’s Report on Operations, disposals of non-performing exposures in the form of loans to customers continued in 2024; these were deemed eligible regardless of any frequency and materiality thresholds, in line with the rules set out in IFRS 9 and the Group’s policy.

During 2024 and until the date of preparation of these financial statements there were no changes with regard to the admissibility criteria of sales of financial assets managed with the “HTC” Business Model. Lastly, please note that the management of debt securities classified in “HTC” and “HTCS” portfolios continue in accordance with the choices made in previous financial years; therefore, no change in the Business Model has occurred during the financial year which required a reclassification of the securities portfolio.

SPPI test

The other criterion to be used to determine whether a financial asset should be classified under financial instruments measured at amortised cost or at FVOCI - in addition to the Business Model analysis shown above - requires that the terms of contract relating to the asset establish provide for cash flows equivalent to solely payments of principal and interest on the principal amount outstanding (SPPI), repayable on specified dates. This assessment must be carried out for loans and debt securities in particular.

Each financial instrument must undergo SPPI assessment at the time it is recognised in the financial statements.

Subsequent to its initial recognition, and for as long as it is recognised in the financial statements, the asset no longer undergoes further valuations for SPPI assessment purposes. Where derecognising a financial instrument and recognising a new financial asset, the new asset must undergo SPPI assessment.

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For purposes of the analysis, IFRS 9 proposes a definition of the terms “principal” and “interest”, as follows:

•	the principal is intended as the fair value of the financial asset at the time of its initial recognition. This value may change during the life of the financial instrument, for example due to repayments of a portion of the principal;

•	interest is the consideration for the time value of money, for the credit risk associated with the principal over a given period of time, for other risks and costs associated with the basic risks of a lending transaction, and for the profit margin.

In basic lending arrangements, the value of interest must depend exclusively on the time value of money and on the credit risk associated with the principal over a given period of time. Whenever the contractual terms introduce exposure to risk or volatility of contractual cash flows that is inconsistent with the definition of a basic lending arrangement, such as exposure to changes in equity or commodity prices, the contractual flows do not meet the definition of SPPI.

In cases where the time value of money is modified – for example when the interest rate of the asset is periodically restated, but the frequency of this restatement or the frequency of the payment does not correspond to the nature of the interest rate (for example, the interest rate is revised monthly on the basis of a one-year rate) or when the interest rate is periodically re-determined on the basis of an average of particular short or medium-long term rates – the undertaking must assess, both using quantitative and qualitative elements, if the contractual flows still meet the definition of SPPI (so-called benchmark cash flows test). If the test shows that the contractual cash flows (not discounted) are “significantly different” from the cash flows (also not discounted) of a benchmark instrument (i.e. without the modified time value element) the cash flows contractual agreements cannot be considered as meeting the definition of SPPI.

Particular analyses (so-called “look through tests”) are required by the standard and are consequently carried out also for multiple contractually linked instruments (“contractually linked instruments” - CLI) that create concentrations of credit risk for debt relief and for non-recourse assets, for example in cases where the receivable can be asserted only in relation to certain assets of the debtor or the cash flows deriving from certain assets.

In addition, any contractual clauses that could change the frequency or amount of contractual cash flows must be considered in order to assess whether such cash flows meet the requirements to be SPPI compliant (e.g., prepayment options, possibility to defer the contractually agreed cash flows, instruments with embedded derivatives, subordinated instruments, etc.).

However, as required by IFRS 9, a contractual cash flow characteristic does not affect the classification of the financial asset if it can only have a de minimis effect on the contractual cash flows of the financial asset (in each financial year and cumulatively). Similarly, if an element of cash flows is not realistic or genuine, i.e., if it affects the instrument’s contractual cash flows only at the occurrence of an extremely rare, highly unusual, and very unlikely event, it does not affect the clas-sification of the financial asset.

For purposes of conducting the SPPI test on transactions in debt securities, MPS Group uses the services of an info-provider. The test is carried out manually using a proprietary tool based on an internally developed methodology (decision trees) only if the securities are not managed by the info-provider.

A proprietary tool based on a method developed in-house (decision trees) was developed to perform the SPPI test for credit approval processes. In particular, given the significantly different characteristics, differentiated management is envisaged for products that have a standard contract (typically, the retail loan portfolio) and tailor-made loans (typically, the corporate loan portfolio). For standard products, the SPPI test is conducted when the standard contract is structured, through the “Product Approval” process, and the test result is extended to all individual relationships that refer to that product in the catalogue. Instead, for tailor-made products, the SPPI test is carried out for each new credit line/relationship submitted to the decision-making body through the use of the tool. Decision trees - included in the proprietary tool - have been prepared internally (both for debt securities and loans) and capture possible features that may not comply with the SPPI test. The trees are used both for the implementation of the rules of the proprietary tool and for the verification and validation of the methodology adopted by the info-providers.

Use of estimates and assumptions when preparing financial statements

The application of certain accounting standards necessarily implies the use of estimates and assumptions that impact the values of the assets and liabilities recognised in the financial statements as well as the disclosure provided on contingent assets and liabilities. The assumptions underlying the estimates developed take into consideration all available information at the date on which these consolidated financial statements were drafted as well as the assumptions considered reasonable, also in light of historical experience. By their very nature, it is therefore not possible to exclude that the assumptions used, albeit reasonable, may not be confirmed in the future scenarios in which the Group will be operating. In this regard, it should be noted that the macroeconomic scenario continues to be affected by significant uncertainty as a result of geopolitical tensions which, following the onset of the Russia-Ukraine conflict and consequent international sanctions, have also affected the Middle East; allied to this is the international awareness of climate risks and the measures needed to counter them. These uncertainties have affected the Financial Statement estimates, with significant judgement required

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies in selecting the assumptions and hypotheses underlying the estimates. The results achieved in the future therefore could differ from the estimates developed in order to draft these consolidated financial statements and as a result adjustments may be required, to an extent that cannot currently be predicted or estimated, with respect to the carrying amount of the assets and liabilities recognised in the financial statements.

In this regard, please note that estimates could need to be revised following changes in the circumstances on which they were based, the availability of new information or the increased experience gained.

Lastly, please note that in order to allow an appreciation of the effects on the financial statements correlated to above mentioned elements of uncertainty, in these consolidated financial statements, for the main items of the financial statements subject to estimates (recoverability of deferred tax assets, expected losses on performing loans, recoverability of intangible assets with an indefinite useful life) information is provided on the main hypotheses and assumptions used in the estimate, as well as a sensitivity analysis with respect to alternative hypotheses.

The accounting policies considered to be the most critical for the purpose of a true and fair representation of the Group’s financial situation and results of operations, both in terms of materiality of the values to be recorded in the Financial Statements impacted by these policies, and for the high degree of judgement inherent in the measurements, which implies the use of estimates and assumptions by management, with reference to the specific sections of the Notes to the financial statements for detailed information on the evaluation processes carried out at 31 December 2024.

The main cases in which subjective valuations are mostly opted for by Management include:

a)	quantification of impairment losses on loans and, more generally, other financial assets;

b)	assessment of the adequacy of the value of equity investments and of other non-financial assets (goodwill, intangible assets, and property, plant and equipment, including right of use assets acquired through leasing);

c)	use of valuation models to measure the fair value of financial instruments not listed in active markets;

d)	estimation and assumptions on recoverability of deferred tax assets;

e)	estimation of liabilities arising from defined benefit company pension funds;

f)	quantification of provisions for risks and charges related to legal and tax disputes;

g)	quantification of the fair value of investment properties and operating properties for business use.

For some of the cases listed above, the main factors that are subject to estimates by the Group, and which therefore contribute to determining the book value of assets and liabilities in the financial statements, can be identified.

In summary, note that:

a)	for the allocation in the three credit risk stages envisaged in IFRS 9 for loans and debt securities classified as “Financial assets measured at amortised cost” and “Financial assets measured at fair value through other comprehensive income”, and the calculation of the expected losses, the main estimates concern:
-	determination of the parameters of significant increase in credit risk, based essentially on models for measuring the probability of default (PD) at the origination of financial assets and at the reporting date;
-	inclusion of forward-looking elements, including macroeconomic, for calculating PD, EAD, and LGD;

-	calculation of the expected cash flows on non-performing loans, which take account of the expected recovery timing, the estimated realizable value of collaterals, if any, as well as the costs expected to be incurred for the recovery of the credit exposure; and finally
-	calculation of the probability of sale for positions that have a disposal plan;

b)	for calculating the value in use of intangible assets with indefinite life (goodwill) with reference to the cash generating units (CGUs) that make up the Group, future cash flows for the forecast period and cash flows used to determine the terminal value generated by the CGUs are estimated separately and are appropriately discounted. The cost of capital is included in the estimates;
c)	for calculating the fair value of financial instruments not listed on active markets, if it is necessary to use parameters that cannot be inferred from the market, the main estimates concern, on one hand, the development of future cash flows (or also profits for equity securities), possibly contingent upon future events and, on the other, the level of certain input parameters not listed on active markets;
d)	for quantifying post-employment benefits, the present value of the obligations is estimated, taking into account the cash flows, appropriately discounted, resulting from the historical statistical analysis and the demographic curve;
e)	for quantifying provisions for risks and charges, the amount of disbursements necessary to satisfy the obligations is estimated, where possible, taking into account the effective probability of having to make use of resources;
f)	for calculating the items related to deferred taxation, the probability that taxes will effectively be incurred in the future (temporary taxable differences) and the degree of reasonable certainty - if any - of future taxable profits at the time the taxes can be deducted is estimated (temporary deductible differences and accumulated tax losses);
g)	for the determination of the fair value of the properties, carried out through the preparation of specific appraisals by a qualified and independent company, certain unobservable input data are estimated, such as, for example, the lease fee, the sales price, the discount rate, the capitalization rate of income, etc.

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For points a), b) and f), please refer to the subsequent paragraphs: “Methods for calculating impairment on IFRS 9 financial instruments”, “Methods for calculating impairment on equity investments”, “Methods for calculating impairment on other non-financial assets” and “Methods for recognising deferred tax assets (probability test)”; for point g) refer to the paragraph “Determination of the fair value of property” and finally for point c) to the contents of paragraph A.4.5 “Fair Value Hierarchy” of these Notes to the financial statements. The actual technical and conceptual solutions used by the Group are analysed in more detail in the individual sections of the notes to the balance sheet and income statement, where the distinct contents of each item in the financial statements are described. With regard to the cases referred to in points d) and e), please refer to Section 10.5 under liabilities in the Notes to the Financial Statements “Defined benefit company pension funds” and Part E of the Notes to the Financial Statements, Section 1.5 “Operational risks”.

Methods for calculating impairment on IFRS 9 financial instruments

Pursuant to IFRS 9, at each reporting date, financial assets other than those measured at fair value through profit or loss are subject to an impairment test, aimed at estimating the expected credit loss (ECL). A similar analysis is also carried out for commitments to disburse funds and for guarantees issued that fall within the scope to be subject to impairment according to IFRS 9.

In particular, the ECL model provides the aforementioned financial assets must be classified in three distinct “stages”, according to their credit quality in absolute terms or relative to that at initial disbursement, to which different measurement criteria for expected losses are applied. More specifically:

•	stage 1: includes performing exposures that have not undergone a significant change in credit risk with respect to the initial recognition. The value adjustments correspond to the expected losses related to the verification of default in the 12 months following the reporting date;

•	stage 2: includes performing exposures whose creditworthiness has been affected by a significant change in credit risk, but for which the losses are not yet observable. Adjustments are calculated considering the expected loss over the remaining life of the instrument (lifetime);

•	stage 3: includes all non-performing exposures that present objective evidence of deterioration and which must be adjusted by using the lifetime expected loss concept[64].

Financial assets considered as impaired since their acquisition or origin (POCI - purchased or originated credit impaired), are an exception to the above, whose accounting treatment was discussed in the paragraph above dedicated to this topic.

The scope of exposures classified in stage 3 includes the corresponding non-performing exposures, in accordance with the provisions of the Bank of Italy rules, defined in Circular no. 272 of 30 July 2008, as updated, and referred to in Bank of Italy Circular no. 262 “Bank financial statements: compilation formats and rules”, to the non-performing exposures aggregate pursuant to ITS EBA (EBA/ITS/2013/03/rev1 24/7/2014)65.

In detail, the aforementioned circulars identify the following categories of non-performing assets:

•	Bad loans: these represent the aggregate of on- and off-balance sheet exposures to a party in a status of insolvency (even if not judicially certified) or in essentially comparable situations, regardless of any loss forecasts made by the Bank;

•	Unlikely to pay exposures: represent the on- and off-balance sheet exposures for which the borrower does not meet the conditions for classification under bad loans and for which it is considered unlikely that the borrower will be able to fully satisfy the credit obligations (in terms of principal and/or interest) without recourse to actions such as the enforcement of collateral. This assessment is carried out regardless of the existence of any overdue and unpaid amounts (or instalments). The classification among unlikely to pay exposures is not necessarily linked to the explicit presence of anomalies, such as a missed repayment, but rather is linked to the existence of elements that would indicate a situation of risk that the debtor may default (e.g., a crisis in the debtor’s business sector);

•	Past due and/or overdrawn exposures: on-balance sheet exposures, other than those classified as bad loans or unlikely to pay exposures, which, at the reporting date, are past due and/or overdrawn for more than 90 days, according to the significance threshold envisaged in the aforementioned legislation. For the MPS Group, non-performing past due and/ or overdrawn exposures are determined in reference to the position of an individual debtor.

64	The assessment is statistical for positions with a balance of less than EUR 1m and analytical, carried out by the managers, for positions above that threshold.
65	The regulatory framework of the New Definition of Default was supplemented with the application, starting from 1 January 2021, of the “Guidelines on the application of the definition of default as per Article 178 of EU Regulation no. 575/2013” (EBA/GL/2016/07).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

The Group adopts a “debtor-by-debtor” approach to identify non-performing exposures. In this sense, the other party to the loan is assessed overall and subsequently classified, rather than assessing the individual loans granted to that party.

In addition, the Bank of Italy regulations, in line with EBA standards, have introduced the definition of “forborne exposures”. This concerns, in particular, exposures benefiting from tolerance measures, which consist of concessions granted to the debtor, in terms of modification and/or refinancing of a pre-existing loan, exclusively because of, or to prevent, a state of financial difficulty that could have negative effects on the debtor’s ability to fulfil the contractual commitments originally assumed, and that would not have been granted to another debtor with a similar risk profile not in financial difficulty. These concessions must be identified at the level of the individual credit line and may relate to exposures of debtors classified either in the performing or the non-performing (impaired) status. For exposures with forbearance measures classified as unlikely to pay exposures, the recovery to a position of performing can only take place after at least one year has elapsed from the time the concession was granted (known as the “cure period”) and all the other conditions provided for in para-graph 157 of the EBA ITS are satisfied.

In any case, renegotiated exposures should not be considered forborne when the debtor is not in a situation of financial difficulty (renegotiations carried out for commercial reasons).

Impairment of performing financial assets

For performing financial assets, i.e., those assets not considered to be impaired, it must be determined, at the individual relationship level, if there is a significant deterioration of credit risk, by comparing the credit risk associated with the financial instrument at the time of measurement and that at the initial moment of disbursement or acquisition. This comparison is made using both quantitative and qualitative criteria. The results of this assessment, in terms of classification (or, more appropriately, staging) and measurement, are the following:

•	when these indicators are present, the financial asset is included in stage 2. In this case, the assessment requires that impairment is recognised equal to the expected losses over the entire residual life of the financial instrument, consistent with the provisions of international accounting standards and even if a loss in value has not yet occurred. These adjustments are reviewed at each subsequent reporting date both to periodically check that the continuously updated loss estimates are consistent, as well as to take into account - in the event that indicators of a “significantly increased credit risk” no longer exist - of the change in forecast horizon for calculation of expected loss;

•	where these indicators are not present, the financial asset is included in stage 1. In this case, the assessment requires that expected losses are recognised on the specific financial instrument over the next twelve months, consistent with the provisions of international accounting standards and even if a loss in value has not yet occurred. These adjustments are reviewed at each subsequent reporting date both to periodically check that the continuously updated loss estimates are consistent, as well as to take into account - if indicators of a “significantly increased credit risk” are detected - the change in forecast horizon for calculation of expected loss.

As regards the measurement of financial assets and, in particular, the identification of a “significant increase” in credit risk (a necessary and sufficient condition for classification of the asset being assessed in stage 2), the elements that constitute the main determinants to be taken into consideration, according to the standard and its operating procedure implemented by the MPS Group, are the following:

•	relative quantitative criterion as “main” driver, based on the change (beyond established thresholds) in the lifetime probability of default compared to when the financial instrument was initially recognised in the financial statements;

•	absolute qualitative criteria, represented by the identification of trigger events or exceeding absolute thresholds as part of the credit monitoring process, and backstop indicators, i.e., credit delinquency factors, which suggest that there has been a significant increase in credit risk, unless there is evidence to the contrary. The category comprises:

-	all exposures affected by forbearance measures and for which these measures are still active, regardless of whether the probation period underway is regular;

-	exposures of counterparties classified in the Proactive Management portfolio characterised by high risk elements[66];

-	exposures past due by more than 30 days.

-	exposures to retail counterparties and businesses with a turnover of less than EUR 50 mln and classified by the early warning system in the highest risk class (A8)[67].

66	On the basis of internal policies, the macro-factors that determine the assignment of the “Proactive Management” management category are the internal rating class (below the D1 threshold) or the “activation” of default detection parameters of the early warning systems classified as highly relevant or binding, which include the EBITDA; these parameters pertain to areas of investigation relating to prejudicial, performance, centralised risks, Financial Statements and the forbearance state in loans.
67	A8 is the highest EWS risk class for a stage 1 exposure.

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With particular reference to the relative quantitative criterion applicable to credit exposures with customers, the MPS Group has determined as a reference the change, within internal thresholds differentiated by segment, product, initial rating class, vintage and geographical area, between the lifetime forward-looking cumulative probability of default (PD), calculated at the beginning of the contractual relationship, and the probability of default recorded at the measurement date. If these thresholds are exceeded, it signifies a significant increase in credit risk and the resulting transfer of the individual credit line from stage 1 to stage 2. The comparison is based on the homogeneous residual durations and on homogeneous PD models, for example, if the definition of default changes over time, the original lifetime forward-looking cumulative PD is recalculated to take account of said new definition of default. Cumulative PDs subject to comparison are based on the same model used for ECL purposes (e.g. definition of PIT (Point in Time) PD, macroeconomic scenarios, expected life/contractual life). In order to obtain a unique classification result, use is made of a cumulative PD resulting from the weighted average of the cumulative PDs calculated for the individual prospective scenarios using the probabilities of the scenarios as weights. The threshold of significance is determined by historically measuring, through quantile regression analysis per cluster, that level of ratio, between the lifetime forward-looking cumulative PD at the reporting date and that at the origination date, which may be considered predictive of the classification as NPE68. The threshold is determined so as to minimise false positives and false negatives and maximise true positives and true negatives.

In cases where it is difficult to identify risk factors or indicators at the level of individual borrowers, the significant increase in credit risk may be assessed by means of a collective approach that allows the components of the loan portfolio that are most likely to be affected by a crisis to be highlighted without, however, identifying them on an individual basis.

For debt securities that do not have rating equal to or above investment-grade ratings, the relative quantitative criterion is based on the variation in lifetime forward-looking cumulative PD between the reporting date and the origination date above compared with a certain threshold. For corporate issuers, the multi-year PD curve is the multi-year corporate segment one relating to vintage 1 estimated entirely by the Group; for government issues, the multi-year PD curve is the one prepared on the basis of the Moody’s, Standard & Poor’s and Fitch migration matrices of 1-year for government bonds; Standard & Poor’s migration matrices corresponding to the Euro area were used to estimate multi-year PDs of credit exposures to banks and non-banking and financial institutions (NBFIs). Moody’s multi-year PD matrix is used for securities issued against both own and third-party securitisations. Cumulative PDs subject to comparison are based on the same model used for ECL purposes and macroeconomic scenarios. In order to obtain a unique classification result, use is made of a cumulative PD resulting from the weighted average of the cumulative PDs calculated for the individual prospective scenarios using the probabilities of the scenarios as weights. The exposures are classified into stage 2 if the ratio between the lifetime forward-looking cumulative PD at the reporting date and that of the origination date exceeds a given threshold of significance equal, both for corporate bonds and government bonds, to that used for corporate exposures in the form of loans.

Debt securities that, at the reporting date, have an investment-grade rating, mainly related to government securities, are classified in stage 1 because in this case, and only for this case, the MPS Group used the “Low Credit Risk Exemption”. This exemption consists of the practical expedient of not conducting the test for significant deterioration of credit risk on exposures whose credit risk is considered low. This exemption applies to securities that, at the valuation date, have a rating level equal to investment grade, in full compliance with the provisions of IFRS 9. For debt securities, as well, a qualitative criterion was introduced to identify the existence of a “significant increase” in credit risk, which determines the stage 2 allocation of tranches belonging to counterparties in the high-risk management portfolio. In addition, given the presence of several purchase transactions on one fungible asset (ISIN), it was necessary to identify a methodology to identify the tranches sold in order to determine the residual quantities to which credit quality at initial recognition date can be associated, in order to compare it with credit quality at the measurement date. In this context, the “first-in-first-out” or “FIFO” methodology was deemed most appropriate, as it enables more transparent portfolio management, including from the operational perspective (front office), allowing, at the same time, a continuous updating of the creditworthiness assessment based on new purchases.

In general, the transfer criterion between stages is symmetrical. Specifically, an improvement in credit risk which involves the elimination of the conditions that led to the significant increase in said credit risk involves the reallocation of the financial instrument from stage 2 to stage 1. In this case, the entity recalculates the value adjustment on a twelve-month time horizon rather the previously recognised lifetime losses, by booking a write-back to the income statement. In order to reduce the frequency of transfers between stages, a stabilisation rule was introduced by the Group that requires a probation period both inbound and outbound.

Once the assignment of exposures into the various credit risk stages has been defined, the expected losses (ECL) are calculated, at the level of individual transaction or security tranche, starting from IRB/management modelling, based on the parameters of Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD), to which specific adjustments are made, in order to ensure compliance with the specific requirements of IFRS 9.

68	The classification as NPE is measured over multi-year time horizons

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

The PD, LGD, and EAD are defined as follows:

•	PD (Probability of Default): likelihood of transferring from a performing status to that of non-performing over a one-year time horizon. In models consistent with supervisory provisions, the PD factor is typically quantified through the rating. In the MPS Group, PD values derive from internal rating models where available, supplemented by external valuations or average data for segment/portfolio;

•	LGD (Loss Given Default): percentage of loss in the event of default. In models consistent with supervisory provisions, this factor is quantified using historical data on actual recoveries of loans that transferred to non-performing status;

•	EAD (Exposure At Default) or credit equivalent: amount of exposure at the time of default.

As previously pointed out, in order to comply with the provisions of IFRS 9, specific adjustments must be made to the aforementioned factors, including:

•	adoption of a Point in Time (PIT) PD against the Through the Cycle (TTC) PD used for regulatory purposes;

•	elimination of certain additional components from LGD, such as indirect costs (non-recurring costs), further conservative margins specifically introduced for statutory models, the component linked to the economic downturn; as well as to reflect the most current recovery rates (PIT), forward-looking expectations about future trends and the inclusion of any recovery fees if collection is assigned to a third party;

•	use of multi-year PDs and, where necessary, LGDs in order to determine the expected loss for the entire residual life of the financial instrument (stages 2 and 3);

•	use of the effective interest rate of the individual transaction in the process of discounting expected future cash flows, as opposed to that which is set forth in regulatory models, in which individual cash flows are discounted using discount rates determined in accordance with prudential regulations.

In relation to the multi-year EAD, the MPS Group (in line with IFRS 9 provisions), takes as reference the contractual maturity plans to determine when cash flows will be due, whereas for demand exposures it uses a behavioural model to estimate the repayment profile – as also used for liquidity risk and ALM assessments – broken down by type of customer, regardless of the measurement methods (amortised cost or fair value through other comprehensive income). For commitments to disburse funds and guarantees given (off-balance sheet exposures), EAD is instead taken at nominal value weighted by a specific credit conversion factor (CCF).

IFRS 9 establishes that, at each reporting date, an entity must measure the impairment of an asset based on the expected credit loss, based on available, reasonable and consistent information, without incurring excessive costs or making disproportionate efforts. Therefore, the forward-looking approach envisaged by IFRS 9 for purposes of determining the expected loss represents a key aspect of the measurement model.

Given the above, the MPS Group uses the forward-looking approach to estimate the expected loss, both in the analytical and collective measurements. The forward-looking approach is applied to the following statistical parameters:

•	PD: Probability of Default, used for performing positions;

•	LGD/EAD: Loss Given Default (LGD), used for both performing and non-performing positions measured statistically; Credit Conversion Factor (CCF) used to estimate the EAD of performing positions;

•	Cure/Danger rate: used for unlikely to pay exposures other than positions statistically valued as lower than a given threshold;

•	haircut for real estate collateral, used when applicable for the analytical measurement of bad loans and unlikely to pay exposures other than restructured loans.

Since the expected loss is estimated as the weighted average of a range of possible results, these parameters are first found based on historical data and then adjusted to take into account at least 3 economic scenarios that cover a horizon of at least 3 years in the future: baseline, best and worst.

The forward looking forecasts of the macroeconomic indicators, provided by a leading external consultant and internally re-formulated by the Studies and Research Function, are quantified based on three possible future scenarios, which consider the economic variables deemed relevant (Italian GDP, interest rates, unemployment rate, commercial and residential property prices, inflation, equity indices), with a future time horizon of three years to which the respective probabilities of occurrence are assigned, determined internally by the Group. The macroeconomic scenario is updated at least once a year, at the time of preparation of the separate financial statements and every time the latest base scenario shows, compared with the one already in use, a net cumulated difference of the GDP, over a 3 year period, greater than or equal to 0.5%, in absolute value.

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In greater detail, for the impairment of loans, in addition to the “baseline” scenario, i.e., the forecast macroeconomic scenario on the basis of which the MPS Group develops its projections of economic/equity and risk data over a short- and medium-term time frame, two symmetrical scenarios are assumed: an alternative severe scenario (severe but plausible) and an alternative improved scenario (best), which differ in their level of favour/adversity to economic development and growth. For more details on the macroeconomic scenarios incorporated in the calculation of expected losses of performing exposures, please refer to the following paragraph “Group macroeconomic scenario for the valuation of receivables in the 2024 financial statements”.

The sensitivity of the statistical parameters to macroeconomic variables is estimated. In particular, the associations between the statistical parameter and macroeconomic variables are shown below:

•	PD: Italian GDP, unemployment rate, interest rates, inflation, commercial property prices, and stock indices;

•	LGD/EAD: Italian GDP, unemployment rate, price of residential properties, interest rates, investments in construction, machinery and means of transport;

•	cure/danger rates: Italian GDP and Residential property prices;

•	haircut: commercial and residential property prices.

For those statistical parameters (e.g., PD) for which there is no linear relationship with the macroeconomic variable, the parameter measurement is not calculated based on the weighted average of the macroeconomic variables and using the respective probabilities as weights, but based on certain distinct measures of the parameter. In these cases, the weighted average occurs at the expected loss level.

For the estimate of expected losses over the life of the instrument, the reference period is represented by the contractual expiry date; for instruments that do not expire, the estimate of expected losses uses a time horizon estimated through a behavioural model for on-demand products and set to one year from the reporting date, in other cases.

Finally, with reference to the methodologies for estimating impairment of performing financial assets, in certain circumstances the need may arise to make temporary adjustments (management overlays), on a precautionary basis, to the results of the models adopted. That need may arise, for instance, as a result of unexpected external events that are unexpected outside the bank’s control which have potential far-reaching consequences on the measurement of portfolio ECLs as a result of elements that are not adequately captured by the IFRS 9 models used. It must be noted that the IFRS 9 estimation methodologies are founded on experience-based assumptions, and are strongly anchored to historical observations, which are considered over a congruous time horizon and in a sufficiently stable backdrop. Therefore, in order to fully understand the effects of particular conditions of volatility or of possible significant economic deviations from the expected macroeconomic scenarios, including in relation to emerging risks, a specific reference framework of action was identified - duly approved by the competent management bodies - to factor in further elements to the ECL calculation that are not yet and/or are insufficiently covered by the models in use.

For further details on the model for determining expected losses on performing exposures, with particular reference to the stage assignment criteria, the method for calculating the risk parameters, the macroeconomic forecast scenarios and related probabilities of occurrence, and management overlays, please refer to the paragraph “Methods to measure expected losses” contained in “Part E - Information on risks and hedging policies” of these Notes to the financial statements.

Impairment of non-performing financial assets

As described earlier in the document, for non-performing financial assets, which are assigned a probability of default of 100%, the impairment amount for each loan is equal to the difference between the loan book value at the time of measurement (amortised cost) and the present value of estimated future cash flows, calculated by applying the original effective interest rate (or a proxy if not available). Cash flows are estimated based on expected recovery expectations over the lifetime of the loan, taking into account the presumed realisable value net of any collateral and any costs connected with obtaining the guarantee through sale. In this regard, in the event that the Group uses a third party to collect non-performing loans, the fees paid to the outsourcer for activities strictly related to collection are considered for the purpose of estimating impairment losses. These costs are considered for both non-performing and performing exposures, if for the latter it is probable that in the event of a transfer to bad loans, the collection activities will be assigned to third parties. Commissions paid to outsourcers are considered in LGD estimates used for statistical measurements of all administrative stages, in collection plans for bad loans, and in analytical measurements of unlikely to pay exposures.

For purposes of estimating future cash flows and the relative collection times, the loans in question of a significant amount are subject to an analytical assessment process. For some similar categories of non-performing loans whose unit amount is insignificant, the measurement processes allow that loss forecasts are based on lump-sum/statistical calculation methods, to be analytically assigned to each individual position. The perimeter of exposures subject to a lump-sum/statistical

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies measurement process, that is, based on statistical analyses of operational LGD, differentiated according to the segment and length of time in the risk state (“vintage”) and suitably integrated to take into account forward-looking information, is represented by:

•	bad loans and unlikely to pay exposures with exposures less than or equal to an established significance threshold of EUR 1 mln;

•	total non-performing past due exposures regardless of the exposure’s significance threshold. In particular, these are loans that show continuous overdrawn situations or delayed payments, automatically identified by BMPS Group’s IT procedures, according to the aforementioned rules of the Supervisory Authority.

The statistical valuation, carried out for bad loans and unlikely to pay exposures of less than EUR 1 mln and for all past-due and/or overdrawn loans, presents specific characteristics depending on the type of exposure involved.

With reference to bad loans, the statistical valuation is based on bad loans LGD grids, where the LGD model is mainly characterised by the differentiation of the loss rates, based on the permanence in the risk status (“vintage”), as well as the type of customer. The LGD grids are also differentiated by other significant analytical characteristics on the model estimation stage (e.g. technical form, type of guarantee, geographical area, exposure band, etc.). The recovery time grids, on the other hand, are broken down mainly by regulatory segment and by other significant analysis axes in the modelling (e.g. recovery procedures, exposure band, technical form).

With reference to unlikely-to-pay and non-performing past due loans, the valuation is carried out by applying statistical LGD grids specifically estimated for positions classified in these administrative categories, in line with the LGD grids estimated for bad loans. The LGD for unlikely-to-pay and non-performing past due loans is obtained by recalibrating the bad loans LGD through the danger rate module. The danger rate is a multiplicative correction factor aimed at recalibrating the bad loan LGD with the information available on other default events, so as to obtain an LGD representative of all possible default events and their evolution.

With regard to the treatment of mass sales, the Group distinguishes between ordinary and extraordinary transactions, where the extraordinary nature of the transfers is connected to the presence of important strategic elements and significant dimensions, and is evidenced by specific decisions of the ECB. Therefore, ordinary transfers are always included in the determination of the accounting LGD as the transfer represents an alternative collection method to a direct collection from the debtor; by contrast, extraordinary transactions are in no way considered representative of the transactions that the Group will carry out in the future, having now reached a physiological NPE ratio level and are therefore excluded from the estimation of the accounting LGD.

The analytical-specific valuation for bad loans and unlikely to pay exposures exceeding EUR 1 mln is an assessment made by the managers on the individual positions based on a qualitative-quantitative analysis of the economic and financial situation of the main debtor and the guarantors in order to identify and quantify the sources and recovery times consistent with the most likely scenario of evolution of the credit relationship, i.e. the restoration of the counterparty to performing status or, alternatively, the progressive decommitment also through the use of scheduled transfers in line with the NPE Strategy.

In particular, for bad loans, a set of factors are taken into account, which may or may not be present depending on the characteristics of the positions, and which must be assessed with the utmost accuracy and prudence, including by way of example:

•	nature of the credit, preferential or unsecured;

•	shareholders’ equity of obligors/third parties providing collateral;

•	complexity of existing or potential disputes and/or underlying legal issues;

•	exposure of obligors to the banking system and other creditors;

•	latest available financial statements;

•	legal status of obligors and pending bankruptcy and/or individual proceedings.

To find the estimated realizable value of loans secured by real estate and to take into account both the historical collection data, differentiated between commercial and residential properties, and forward-looking considerations, in line with IFRS 9, the approach adopted is focused on the valuation of real estate in reference to the average expected auction and the corresponding reduction in the observed price, calculating the average haircuts differentiated by type of real estate guarantee (residential and non-residential).

With reference to bad property loans deriving from lease contracts, in light of the peculiarities of the product (absence of auctions), the haircut is estimated as the depreciation of the asset observed between the last available appraisal value and the expected sale price, determined on the basis of the evidence emerging from the recovery process.

BANCA MONTE DEI PASCHI DI SIENA

The assessment of unlikely to pay exposures is based on a qualitative-quantitative analysis of the economic, equity and financial situation of the debtor and on a timely verification of the risk situation.

The impairment loss is calculated including the measurement of future cash flows that it is assumed the debtor is able to produce and which will also be used to service the financial debt. This estimate must be made on the basis of two alternative approaches:

•	business continuity scenario (so-called “Going Concern Approach”): the borrower’s operating cash flows (or that of effective guarantor) continue to be produced, and are used to repay the financial debts contracted, based on the scheduled repayment plans. The going concern assumption does not exclude the possible realisation of collateral, but only to the extent that this can occur without jeopardising the debtor’s ability to generate future cash flows. The going concern approach also applies to cases in which the recoverability of the exposure is based on the possible sale of assets by the debtor or extraordinary transactions;

•	scenario of cessation of activity (so-called “Gone Concern Approach”): applicable in cases in which it is believed that the debtor’s cash flows will be significantly reduced or even in cases of reduced reliability of the corporate Business Plans. In this context, assuming that interventions by shareholders and/or extraordinary restructuring operations of the debt in a turnaround situation are not reasonable, loan collection is essentially based on the value of the collateral that supports the loan as well as, in the alternative, on the realisation value of the assets, taking into account liabilities and any rights of pre-emption.

In the case of unlikely to pay exposures secured by real estate and valued on the basis of the gone-concern scenario approach, the haircut is applied not to the entire market value of the guarantee (as in the case of bad loans) but only to the portion pertaining to the credit exposure that is expected to become bad loan; alternatively, the cure rate of the related exposures is taken into account.

The appraisals that can be used for the valuations are carried out by independent experts enrolled in Registers and/or Professional Associations and are subject to an annual update process.

By analysing the analysis of alternative collection scenarios, the Group notes that, for the objectives of reducing the stock of outstanding non-performing loans included in the business plans and the commitments undertaken with Supervisory Authorities, with specific reference to the “NPL Strategy”, the Group considers the sale of portfolios as the strategy that can, under certain conditions, maximise the recovery of cash flows, also in consideration of collection times.

Consequently, the estimate of expected losses of exposures that can be sold varies depending on the forecast of the recoverable flows through internal management (work-out), as well as the forecast of recoverable flows through their possible sale on the market. If the Group’s business plans and strategies identify specific disposal targets and, therefore, a portfolio of non-performing loans held for sale, the loans included in that portfolio are valued, until the disposal targets are reached, by taking into account both the value recoverable through operational management and market valuations (based on external appraisals) and/or sale prices, if already defined.

In particular, if a broad portfolio of loans held for sale is identified that comprises Group-owned loans that can be sold to meet the sale targets, the book value of that portfolio is measured by weighting the value recoverable through operations against the value recoverable through sale.

Based on these considerations, the accounting model for impairment for the Group’s non-performing loans only envisages a different application for:

•	loans subject to ordinary collection process: application of the relevant accounting policies previously illustrated;

•	loans included in the sale programme: measured with the ordinary policy plus any add-ons to adjust the portfolios to the presumable realisable value.

To determine the add-on, the Group considers the following elements:

•	selection of the portfolios that are presumed to be sold: the perimeter includes positions with a certain attractiveness on the market that can also be inferred as a result of expressions of interest already received, as well as additional positions resulting from assessments of economic benefit performed by the Parent Company’s competent bodies;

•	probability of sale: the probability is guided by the target sales level included in the NPL Strategy;

•	sale prices: derived from mass transactions on similar portfolios and single names made by the Group or from transactions carried out on the market in recent years.

The aforementioned add-on is not applied in the case of sales with a price constraint defined to an extent not lower than the net book value determined based solely on the ordinary collection process.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

The method described above does not apply to receivables which, at the time of preparing these financial statements, have already been analytically identified as held for sale and which meet the conditions set forth in IFRS 5 for classification in the portfolio of assets held for sale. These receivables are measured according to the sale scenario only, to which a 100% probability is assigned, taking as reference the sale prices or, in any case, the information contained in contracts with counterparties (binding offers).

Within the range of possible approaches to estimation models permitted by the relevant international accounting standards, the use of a methodology or the selection of certain estimation parameters may significantly affect the valuation of receivables. These methodologies and parameters are necessarily subject to a continuous updating process, also in view of the historical evidence available, with the goal of refining the estimates to better represent the presumed realisable value of the credit exposure.

For updates introduced in the measurement of expected losses, please refer to the specific paragraph contained in the “Credit risk” section of “Part E - Information on risks and hedging policies” of these Notes to the financial statements.

In light of the above, it cannot be excluded that alternative monitoring criteria or different methodologies, parameters, assumptions in determining the recoverable value of the Group’s credit exposures – also affected by possible alternative recovery strategies approved by the competent corporate bodies as well as the evolution of the economic-financial and regulatory context of reference – may determine different valuations with respect to those carried out for the purposes of preparing the consolidated financial statements as at 31 December 2024.

It should finally be noted that, as reported in the Group’s Report on Operations, to which reference should be made for more details, an “on-site” inspection by the ECB got underway on 11 November 2024, regarding the risk of SME exposures. More specifically, the inspection concerns the review of the quality of assets vis-à-vis the aforementioned counterparties, an analysis of the IFRS 9 statistical models used to support the classification into stage 2 and the estimate of expected credit losses as well as the evaluation of the related management processes and procedures.

At the date of this Financial Report, no draft report containing the ECB’s preliminary assessments had been received. Nevertheless, the information acquired from discussions with the inspection team, particularly regarding the perimeter of positions subject to analytical verification, have been evaluated and substantially incorporated into the findings of this Financial Report with the intention of making the best estimate of the recoverable value of exposures falling within the perimeter of the inspection in question. We cannot rule out that, following the audit of the Supervisory Body, additional new information may come to light, not known at the date of drafting of this report, to be considered for the purposes of assessing the credit portfolio.

Incorporation of climatic and environmental risks in the determination of expected losses

One of the most complex aspects to assess, for the purposes of estimating the expected losses of credit exposures, is the actual relevance of climatic and environmental risks, given the uncertainty that inevitably characterises forecasts of events that, by nature, are likely to occur over a long-term time period.

The models currently used by the Group to calculate expected losses (ECL) do not directly incorporate the risks arising from the exposure of debtor counterparties to climate and environmental factors, however, in 2024 the Group has continued to refine its PD, LGD and EAD models currently in use in order to be able to discriminate within them also the typical variables of climate and environmental risks such as physical and transition risk.

Pending the approval by the ECB of the 2024 model change, the Group has factored climate-environmental risks into the ECL calculation models for the year 2024, estimating the impacts that the different transition scenarios may produce on the accounting models currently in use, taking into account that these are scenarios characterised by transition policies and implementation times that can significantly affect various macroeconomic indicators. These risks were estimated using management adjustments from the core model findings (also known as management overlays), leading to a EUR 23.4 mln increase in expected losses (EUR 38.1 mln at 31 December 2023). Therefore, it cannot be ruled out that the possible development of models capable of more fully factoring climate and environmental risks may result in different assessments with respect to those conducted for the purposes of preparing these Consolidated Financial Statements.

For an illustration of how the Group is working to assess environmental factors in the context of lending policies, please refer to “Part E - Information on risks and hedging policies” of these Notes to the financial statements.

Methods for calculating impairment on equity investments

At the end of every reporting period, the equity investments in associates or jointly controlled entities are evaluated to check whether there is objective evidence of impairment that might render the book value of these assets not entirely recoverable.

BANCA MONTE DEI PASCHI DI SIENA

The process of recognising impairment involves verifying the presence of indicators of possible reductions in value and calculating any write-down.

The Group alternatively uses a set of indicators based on several factors, referring to the investee, including the type of business, market listing and budget objectives. The presence of impairment indicators entails the recognition of a write-down in the amount for which the recoverable value is lower than the book value. The recoverable value is the greater of the fair value less costs to sell and the value in use. For the methods used to determine the fair value, refer to the information in chapter A.4 - Information on fair value in the Notes to the Financial Statements. The value in use is the present value of expected cash flows arising from the asset; it reflects the estimate of the cash flows expected from the asset, the estimate of possible changes in the amount and/or timing of cash flows, the time value of money, the price for remunerating the asset’s risk and other factors that can influence the pricing, by market dealers, of the cash flows expected from the asset. In determining the value in use, the discount method as applied to future cash flow through discount rates reflecting the cost of capital of the investee69.

The impairment test carried out in 2024 did not entail the need to make value adjustments. For information on the book value of the main equity investments, please refer to the section entitled “Equity investments - Item 70” contained in “Part B - Information on the Consolidated Balance Sheet” of these Notes to the Consolidated Financial Statements.

Methods for calculating impairment on other non-financial assets

Goodwill posted following acquisitions is subjected to an impairment test at least once a year and whenever there are signs of impairment. The Group has chosen to perform an impairment test with reference to 31 December of each year: The results of the above tests may be considered valid for subsequent interim financial statements, unless evidence emerges that would require an impairment test to be conducted in advance to ascertain the recoverability of the value of intangible assets with an indefinite useful life.

The test is performed by considering the value of the identified cash-generating unit (CGU) and to which the goodwill has been attributed. More specifically, goodwill is fully allocated to the Widiba CGU, the only one to be subject to impairment test. The Dividend Discount Model (DDM) was applied to estimate the recoverable amount, identified with the value in use. The cash flows considered in the estimate of the recoverable amount of the CGU were based on the 2025 projections underlying the Group Budget (approved by the Board of Directors of the Parent Company on 12 December 2024) and the 2026-2027 projections underlying the 2025 RAS (approved by the Board of Directors of the Parent Company on 5 February 2025) developed in accordance with the 2024-2028 Business Plan, appropriately considering the macroeconomic scenario approved by the Board of Directors on 7 November 2024 without particular refinements introduced to factor in climate and environmental risks. In fact, it was considered that they were not able to influence the outcomes of the test due to the significant results of the CGU’s recoverable value over its book value.

The results of the impairment test conducted as at 31 December 2024 confirmed the recoverability of the goodwill book value, as illustrated in the section “Intangible assets - item 10” contained in “Part B - Information on the consolidated balance sheet” of these Notes to the consolidated financial statements, to which reference is made for further details.

In any case, it should be noted that verifying the recoverability of this asset is a complex exercise, the results of which are affected by the valuation methods adopted, as well as the underlying parameters and assumptions, which may need to be modified to take into account new information or changes that are not expected at the date of preparation of these consolidated financial statements. For this reason, a sensitivity analysis is provided in the aforementioned intangible assets section, in order to assess whether the recoverable value will hold against alternative hypotheses and assumptions.

The property, plant and equipment and intangible assets with definite useful life are tested for impairment in the presence of any indication that the book value of the asset may not be recovered. The recoverable value is computed with reference to the fair value of the property, plant and equipment or intangible asset, net of the disposal charges or the value in use if this can be calculated and exceeds fair value.

In particular, with regards to the software, with reference to closed projects of amounts exceeding EUR 1 mln, the Group performed the recoverable value check using assumptions and estimates in line with those of the 2023 Financial statements. The impairment test conducted as at 31 December 2024 was based on the monitoring of specific key performance indicators (KPIs), identified when the projects were closed, in order to verify the economic benefits assumed in the reference business cases. The outcome of the monitoring showed values of these KPIs exceeding the reference thresholds set in the business cases for all projects. For projects with a value below the aforementioned threshold, and without specific KPIs, the impairment test of the related software was conducted in continuity with previous years and resulted in the recognition of an impairment loss of EUR 1.8 mln. If the conditions are met, the value in use of the assets acquired through leasing are subject to impairment testing. The test is performed when the following events or situations occur: full/partial abandonment, underuse or non-use of the leased asset. In addition, it is necessary to refer to indicators from internal

69	A growth rate applied to available data is used to determine future cash flows that are not made explicit in the companies’ plans.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies sources such as signs of obsolescence and/or physical deterioration of the asset, restructuring plans and closures of branches and external sources such as, for example, the increase in interest rates or other rates of return on the market for investments that may cause a significant decrease in the recoverable value of the asset. The outcome of the aforementioned checks as at 31 December 2024 led to the recognition of an impairment loss of EUR 0.8 mln recognised in the item “Impairment losses/reversals on property, plant and equipment”.

For information on the rights of use acquired through leasing, please refer to the section “Property, plant and equipment - Item 90” contained in “Part B - Information on the consolidated balance sheet” of these Notes to the Consolidated Financial Statements.

Determination of the fair value of property

Real estate used in the business (IAS 16) and real estate held for investment purposes (IAS 40) are valued in accordance with the revaluation criterion and the fair value criterion, respectively. The fair value update, in compliance with the requirements established by the IFRS 13 accounting standard, is determined through the use of specific appraisals prepared by qualified and independent experts, which, depending on the relevance of the individual real estate unit, are conducted in two different alternative ways:

-	“full” appraisals: based on a physical inspection of the property assets by the appraiser; or

-	“desktop” appraisals, based on an assessment performed with no physical inspection of the property asset and, therefore, based on reference market values.

The valuation methodologies applied by the appraiser in the valuation are in line with international IVS (International Valuation Standards) practice, with what is prescribed in the latest edition70 of the Red Book of the Royal Institute of Chartered Surveyors (RICS) of the United kingdom, and are compliant with the provision of IFRS 13. The accounting standard requires, in particular, for non-financial assets that the current use by the owner meets the requirement of highest and best use, unless the market expects a different use for the property that would therefore optimise its value. The valuation approach was therefore specified by the expert appraiser based on the current intended use of the properties, assuming this represents the highest and best use, and considering, in a few cases, alternative uses of the properties where this corresponds to market expectations. Therefore, to find the value of each property, the appraiser identifies the most suitable methodology according to the characteristics of the asset and the conditions of the reference market. The methodologies applied by the appraiser are as follows: Discounted cash flow (DCF) method; Market comparison approach (MCA); Transformation method with DCF analysis. In this context, the lease payments, sale prices, discount rates and capitalisation rates were estimated.

With reference to the ESG issue, in which the environmental issue is included, the RICS valuation standards specify the actions to be followed by the appraiser with regard to on-site inspections and the collection of data useful for assessing this aspect. The range of issues to be addressed includes, among others, major physical hazards (floods, heat, fire and storms) and transient hazards (energy efficiency, carbon emissions, climate impact). The impact of these risks is affected by current and historical use of the territory, as well as design, configuration, accessibility, legislation as well as management according to tax regulations.

As at 31 December 2024, the fair values of the entire real estate assets were updated, which is done at least annually unless market situations and/or special conditions make it advisable to bring forward the valuation appraisals from the standard periodicity.

In light of the above, it cannot be ruled out that the valuations may be different from those arrived at for the 2024 financial statements as a result of using different methodologies or estimation parameters, which are influenced by real estate market forecasts relevant to the Group and by the strategies the Group may use to manage its real estate assets (including the disposal of portfolios). As a consequence, there may be a negative impact on the Bank’s balance sheet and income statement.

The results of the valuations carried out as at 31 December 2024 are described in the section “Property, plant and equip-ment - item 90” in “Part B - Information on the Consolidated Balance Sheet” of these Notes to the Consolidated Financial Statements, to which reference should be made for further details. For an in-depth analysis of the valuation approach, valuation methods and the selection of estimation parameters that can significantly influence the calculation of fair value, reference should be made to the specific qualitative and quantitative disclosure in Part A.4 - “Information on fair value”.

Methods for recognising deferred tax assets (probability test)

The Group verifies the possibility of recognising tax assets based on a probability test, as described below.

70	The updated version was issued in November 2021 and is effective from 31 January 2022.

BANCA MONTE DEI PASCHI DI SIENA

Future taxable income, which is calculated for the purposes of recovering deferred tax assets, is determined as follows:

a)	for the three-year period following the balance sheet date, based on the forecast of the Group’s income statements according to the new 2024-2028 Business Plan approved on 5 August 2024;
b)	after the first three years and up to the twentieth year, by projecting forward the pre-tax profit of the Group, revalued at a growth rate (g) of 2% per annum, which allows for a Group average return on equity (ROE) that does not exceed the average ROE recorded in the banking sector over the last 20 years.

In order to reflect the uncertainty associated with realising the economic benefits assumed, a discount factor is used based on data observable on the market and consistent with the risk metrics of the investment in Banca MPS shares. This discount factor was equal to 9%71 at 31 December 2024, unchanged with respect to the one used for the financial statements as at 31 December 2023; in view of this uncertainty, it is believed that the time period considered for the purposes of the taxable income test, the realisation of which is considered likely, cannot exceed 20 years.

In any case, the framework of the probability test is consistent with that of the impairment test used for the measurement of goodwill, except for the specifics related to regulatory requirements (IAS 12 and IAS 36, respectively) such as, for example, the possibility in the probability test to take into account business restructuring and reorganisation actions included in the forecast plans, which is not considered in the goodwill impairment test. For more information reference should be made to paragraph “Impairment test on Group goodwill” included within Section 11 of the consolidated assets of these Notes to the Financial Statements.

The development of the probability test, where applicable, takes into account the national tax consolidation agreements, for the Group companies participating in them, and the option exercised in the tax return with respect to the possible allocation of residual tax losses in the event of early termination of group taxation. Based on the agreements and the option in force as at 31 December 2024 as well as in previous years, the assessment of the recoverability of the consolidated tax loss carry-forwards and the consequent recognition of the related DTAs, are entirely the responsibility of the Bank as consolidator, which reports the related accounting impacts in its individual financial statements. For further information, please refer to what was described in this Section of the Notes to the financial statements, Part A2, “Part relating to the main items of the financial statements - Current and deferred tax”.

For more information, see Section 11 “Tax assets and liabilities” contained in “Part B - Information on the Consolidated Balance Sheet” of these Notes to the Financial Statements, which also provides information on the breakdown of deferred tax assets and the checks carried out on their recoverability, on the sensitivity analyses aimed at allowing an appreciation of the time frame of their recovery, depending on reasonable variations in the main underlying assumptions.

Impacts of the conflicts in Ukraine and the Middle East

The geopolitical tensions existing at the date of preparing these Financial Statements, in relation to both the Russia-Ukraine conflict and the conflict in the Middle East, add new economic challenges and uncertainties and thus increase the risk of unpredictability. Looking ahead, these uncertainties could lead to a revision of the estimates made for the items of the Financial Statements as new information becomes available, which is current unforeseeable. In accordance with the recommendations expressed by the supervisory authorities (ESMA and CONSOB)72, which aim to ensure proper oversight of the valuation issues impacted by the conflicts in question and to guarantee full and transparent disclosure in the Financial Statements, evidence is given below of the Group’s directly or indirectly impacted credit exposures.

Russia and Ukraine

The impacts directly related to the Russia-Ukraine conflict for the Group are marginal, considering that there are no operations located in these territories and that credit exposures to customers residing in the aforementioned countries or indirectly related to Russian or Ukrainian counterparties amounted, as at 31 December 2024, to a total of EUR 1.2 mln classified entirely in stage 3. The reduction in gross exposure compared to the previous year, which amounted to EUR 10 mln, is attributable to the closure during the year of certain relationships held with Russian counterparties.

With reference to other risks, exposures denominated in Russian currency are immaterial, and no negative change has been observed in the main liquidity indicators.

With reference to the indirect impacts on credit quality, note that in 2022 the outreach campaigns with customers in the sectors potentially most vulnerable to the conflict – and who were therefore most exposed to the increase in energy prices and to difficulties in sourcing commodities – came to an end. Just as in 2023, no credit monitoring actions were necessary in 2024 other than those already planned as part of the ordinary credit monitoring activities.

71	Changes to the discount factor are considered when the average of the last 3 years of the rate calculated at the reference date deviates by at least ±1% from the last rate used.
72	See, in particular, the documents “ESMA Public Statement: ESMA coordinates regulatory response to the war in Ukraine and its impact on EU financial markets – 14.03.2022”, “ESMA: Public Statement – Implication of Russia’s invasion of Ukraine on half-yearly financial reports – 13.05.2022 “ESMA: European common enforcement priorities for 2022 annual financial reports – 28.10.22”, “CONSOB draws the attention of supervised issuers to the impact of the war in Ukraine based on insider information and financial reporting - 22 March 2022” and finally “Warning Notice No. 3/22 of 19 May 2022”.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

Middle East

With regard to the Israel-Palestine crisis, the risks specifically relating to the countries directly involved in the conflict are also marginal. More specifically, the credit exposure to counterparties in Israel and Palestine amounted to EUR 3.3 mln at 31 December 2024 (EUR 3.5 mln at 31 December 2023),out of an authorised line of credit of EUR 27.3 mln.As far as market and counterparty risk is concerned, there is no material exposure to be reported at the end of 2024.

If the analysis is extended to neighbouring countries who could potentially become involved (Egypt, Lebanon, Iran and Qatar), the actual risk level is nevertheless low: Direct exposure to counterparties in those countries for drawdowns of authorised lines of credit amounts to approximately EUR 4.6 mln, while indirect risks for issued guarantees stand at approximately EUR 8.1 mln.

Macroeconomic forecasts for 2025, 2026 and 2027

On 12 December 2024, the ECB published its bulletin containing its staff’s updated macroeconomic projections for the euro area, with contributions also from the national central banks. The projections anticipate a gradual recovery of the euro area economy in the coming years in spite of the considerable geopolitical and economic uncertainties. Economic growth will be supported both by consumption (bolstered by rising real salaries, employment and an easing of financing conditions) and by funds from the Next Generation EU (NGEU) programme, which should support growth until the expiry of the programme in 2027.

Under the baseline assumption where commodity prices and rate curves will decline and the euro/dollar exchange rate will remain constant, productivity is expected to accelerate over the three-year period 2024-2027. Overall, annual average real GDP growth is projected to be 0.7% in 2024 (0.8% in September), 1.1% in 2025 and 1.4% in 2026 (1.3% and 1.5%, respectively, in September), before decreasing to 1.3% in 2027 (1.4% in September).

Inflation is projected to have risen again in the fourth quarter of 2024, primarily due to effects related to energy price, and is expected to edge down near to the ECB’s target of 2% starting from the second quarter of 2025. Headline HICP inflation should decrease over the next two years from 2.3% in 2024 (2.5% in September) to an average of 2.1% in 2025 (2.2% in September) and 1.9% in 2026 (unchanged from September), before edging up temporarily to an average of 2.1% in 2027 as a consequence of budgetary measures relating to the ecological transition.

Under the unfavourable assumption that prices of raw materials will rise due to the impending expiry of the gas transit agreement between Ukraine and Russia and the recent delays in projects concerning liquefied natural gas supplies, GDP is projected to grow in real terms by 0.1 percentage points less than under the baseline assumption during the three-year period. HICP inflation in the euro area is expected to increase by 0.7 percentage points in 2025, by 0.6 percentage points in 2026 and by 0.3 percentage points in 2027.

The specific scenario for Italy, included in the base scenario of the ECB projections, was released by the Bank of Italy in the document “Macroeconomic projections for the Italian economy” published on 13 December 2024 and confirmed in the Economic Bulletin of 17 January 2025. The scenario forecasts GDP growth in the fourth quarter of 2024, followed by sustained growth from the second half of 2025, mainly due to favourable consumption trends and a recovery of exports. On an annual average, GDP would increase by 0.5% in 2024, 0.8% in 2025, 1.1% in 2026 and 0.9% in 2027.

Consumer inflation is expected to average 1.1% this year, before rising to 1.5 in 2025-26. In 2027, the EU Emissions Trading System 2 (ETS2) will scope in the sale of transport fuels and heating of buildings, which is expected to lead to a price increase in energy goods, which in turn would temporarily push up average annual goods inflation to 2%.

Macroeconomic scenarios of the Group for the valuation of loans in the 2024 financial statements

In December 2024, the Group approved a set of forecast macroeconomic scenarios for the 2025-2027 period developed internally, taking also as reference the October 2024 forecasts developed by external providers. These scenarios were used as part of the ordinary annual planning process and the calculation of value adjustments of performing and non-performing loans as at 31 December 2024.

The baseline scenario approved by the Group shows a higher level of conservatism compared to the forecasts published by the Bank of Italy in December 2024, in particular, for the years 2026 and 2027, GDP growth is expected to be 0.71% (1.1% Bank of Italy) and 0.45% (0.9% Bank of Italy). In addition to the baseline scenario, in light of the objective uncertainty regarding the evolution of the economic context and the provisions of the Regulators, further alternative scenarios have been outlined, in detail an alternative more negative scenario (severe but plausible) and an alternative improved scenario (so-called best case scenario).

The most severe (severe but plausible) alternative scenario is a worsening of geopolitical tensions in the Middle East, the continuation of the war in Ukraine and, following the US elections, a gradual disengagement of the US in the international arena.

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This scenario would see an increase in oil prices due to supply chain tensions, hindering inflation from declining towards the 2% target and, consequently, leading central banks to slow down their interest rate cuts. In Italy, GDP is expected to stagnate in 2025, with investment hit harder than consumption and industrial activity at a standstill.

The alternative best-case scenario, on the other hand, envisages an easing of geopolitical tensions in both the Middle East and Ukraine and a calmer international environment unaffected by the US election results. In such a scenario, oil prices quickly fall back to bottom levels and favour the emergence of base effects, pushing overall European inflation back under 2% already in the course of 2025 and guaranteeing a strong reduction in interest rates earlier than in the base scenario. In this context, a positive financial market cycle is restarting, so that final demand can also be supported by positive wealth effects.

For information on the performance of macroeconomic variables in the scenarios described above, please refer to “Part E - Information on risks and hedging policies, section 1.1 Credit risk, paragraph 2.3 Methods for measuring expected losses” of these Notes to the Financial Statements.

The table below shows, by way of example, the scenario updates made by the Group in December 2024 on the GDP indicator with the relative comparison with the baseline scenario published by the Bank of Italy in December 2024 and with the scenarios used in December 2023.

	Dec-24			Dec- 24	Dec-23
	GMPS			Bank of Italy	GMPS
		Severe but				Severe but
	Baseline	plausible	Best	Baseline	Baseline	plausible	Best
2024	n.a	n.a	n.a	0.50%	0.43%	-0.40%	1.49%
2025	0.79%	0.09%	1.50%	0.80%	0.83%	0.45%	1.40%
2026	0.71%	0.41%	1.34%	1.10%	0.88%	0.49%	1.18%
2027	0.45%	0.30%	0.82%	0.90%	n.a	n.a	n.a

Note that the baseline scenario used by the Group in 2024 has always been in line, if not more conservative, with the forecasts provided by the Bank of Italy.

With reference to the risk parameters, it should be noted that all PD, LGD and EAD models used for IFRS 9 accounting valuations were updated in 2024, resulting in higher provisions EUR 48.8 mln being recorded in 2024.

In particular, just as in 2023, the PD, LGD and EAD models were re-estimated to follow the evolution of the regulatory models developed for the purposes of the 2024 Model Change, appropriately adjusted to reflect the current conditions of the economic cycle. In detail, the re-estimation for PD models involved: (i) the macroeconomic models used to estimate default probabilities; (ii) the updating of the time series with the implementation of the evidence of the default rates observed up to January 2024; and (iii) the calibration of pit ratings with the Model Change 2024 scores; for the LGD models the re-estimation resulted in an updating of time series with evidence from 2023 and in a reduction of a duration of time series (from 17 years to 12 years) for bad loans LGD model, to better capture the higher loss rates observed in recent years. Finally, for the EAD model, the time series were updated with evidence from 2023. The re-estimation for these models resulted in higher adjustments of EUR 35.5 mln and a EUR 74 mln reduction in stage 2 exposures.

It should also be noted that, again in 2024, in light of the latest available evidence, the discount parameter used to estimate the expected loss on exposures with a state guarantee was prudentially raised from 12 to 18 months, equal to the average recovery time of the guarantees in the event of the counterparty becoming a non-performing party. Overall, these updates resulted in higher adjustments of EUR 13.3 mln.

For further details on the model updates, please refer to the information provided in the section Credit Risk – paragraph “2.2 Management, measurement and control systems” of Part E of these Notes to the consolidated financial statements.

Management overlays

With regard to management overlay the Group has decided to operate, for the purposes of the consolidated financial statements as at 31 December 2024, in substantial continuity of methodology with respect to what was done for the purposes of the 2023 financial statements. It should be remembered that, as at 31 December 2023, “post-model adjustments” had been applied to the results of the ECL estimation methods, within the framework of flexibility allowed by IFRS 9 and in light of the greater prudence necessary in relation to significant risk deriving from the current and forward-looking contexts. In fact, the results of the aforementioned methods, though incorporating forward-looking approaches and updates to the macroeconomic scenarios, were deemed insufficient on the one hand to take into greater account the uncertainties and risks of the forecasts, and on the other due to the estimation characteristics adopted, as they are based on a model strongly anchored to observed long-term relationships, which may not be fully adequate in a developing context that may originate from unobserved and unpredictable events.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

It should be noted that, by contrast with the preparation of the Financial Statements for the year ended 31 December 2023: (i) in the “severe but plausible” scenario, the adjustment applied to capture the risk of expected non-performance in the real estate market was discontinued, with this risk now factored into the models following the update of the “severe but plausible” assumption being produced in the ECL calculation at the reporting date; and (ii) in line with the practice commenced in the first half of 2024, an adjustment was introduced to the calculation of the expected losses of retail and corporate counterparties, following back testing analyses conducted during the second half of 2024 which showed slightly higher observed loss rates for the aforementioned categories than those estimated.

The Group also confirmed for 2024 the inclusion of climate and environmental factors in its credit risk estimates for 2024 - in line with the requests received from ESMA in 2023 - by integrating to the baseline macroeconomic model adopted the macroeconomic indicators observed in the “Net Zero 2050” climate scenario (updated in November 2024). The latter, characterised by a proactive behaviour of the economic system with respect to the energy transition, would entail a global economic contraction due to the huge costs incurred to achieve the set out objective. The application of these adjustments to the baseline scenario led to higher provisions for a total of EUR 23.4 mln, down EUR 14.7 mln compared to the figure of EUR 38.1 mln recorded in 2023. The downward change is due to the update of the scenario used in which envisaged a smaller contraction in the global economy compared to the scenario used for the 2023 assessments.

Finally, analysis of the default rates on floating-rate mortgages observed in 2024 reaffirmed the signs of criticality observed in 2023. As a result, the Group continued to apply an adjustment to floating-rate retail mortgages by performing a sensitivity analysis of the instalment/income ratio in a stress scenario. The application of this adjustment resulted in higher provisions of EUR 25.2 mln, up from 2023 figure of EUR 9.7 mln, due to the increase in the accrued income ratio resulting from the trend of interest rate during 2024.

Overall, the management overlays used for accounting valuations as at 31 December 2024 resulted in increased loss provision for approximately EUR 69.2 mln (around EUR 54 mln as at 31 December 2023.

For more information on the assumptions used for the estimates, the composition of management overlays and their trends compared to the previous year, as well as the sensitivity analysis with respect to alternative scenarios, please refer to “Part E - Information on risks and hedging policies, section 2 - Risks of the prudential consolidation, 1.1 Credit risk, paragraph 2.3 Methods for measuring expected losses” in these Notes to the financial statements.

Inclusion of government guarantees

Finally, with regard to the treatment of government guarantees, it should be noted that, in accordance with the guidance of the Authorities, these did not impact the calculation of the SICR - since the latter does not depend on the guarantees, but on the creditworthiness, which remains specific to the counterparty; they have instead affected the estimate of the ECL, through the use of an LGD parameter that takes into account the government mitigation measures. This approach derives from the assessment carried out on the characteristics of the guarantees that allow them to be considered as an integral part of the contract pursuant to IFRS 9.

•••

Disclosure on public funding pursuant to Article 1, paragraph 125 of Italian Law no. 124 dated 4 August 2017 (“Annual Law for the Market and Competition”)

It should be noted that, as of the reporting date of these financial statements, in the National Register of State Aid, the grants received by the Group for the year 2024 are present and publicly available in the Transparency section “Individual Aid”, mainly for training activities provided for a total of EUR 3.0 mln. In this regard, it should be noted that, in line with the provisions of the law, economic benefits below the threshold of EUR 10,000 (threshold referring to the total benefits that the Parent Company or each Group company received from the same authority in the year 2024 in a single deed or in a plurality of deeds) are not reported.

For more details, please refer to the following link: https://www.rna.gov.it/sites/PortaleRNA/it_IT/trasparenza.

It should also be noted that EUR 0.1 mln was received in 2024 by the subsidiary MPS Tenimenti Poggio Bonelli e Chigi Saracini Società Agricola S.p.A., in the form of grants and bonuses to support agricultural production in the European Union countries.

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A.3 Information on portfolio transfers

The tables on transfers between portfolios of financial assets were not created, as in the 2024 financial year, as in previous years, the Group did not carry out any reclassification transactions following the change in the Business Model, that is to say of the procedures used by the Group to manage financial instruments.

A.4 – Information on fair value

Qualitative information

IFRS 13 defines fair value as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a regular transaction among market operators operating on a going concern basis (that is, not in a forced liquidation or a sale below cost) at the conditions prevailing on the valuation date in the main or most advantageous market (exit price). The Group must measure the fair value of an asset or liability by adopting the assumptions that market participants would use in determining the price of the asset or liability, assuming that they act to best meet their economic interests.

For the purposes of measuring financial and non-financial assets and liabilities at fair value, IFRS 13 defines a threefold hierarchy of fair value, based on the source and quality of the inputs used. The methods for classifying financial instruments in the three-level fair value hierarchy are shown below.

Level 1

This level shall include financial instruments measured using unadjusted quoted prices in active markets73 for identical instruments.

Levels 2 and 3

An instrument is classified in level 2 if all significant inputs are directly or indirectly observable on the market. An input is observable if it reflects the same assumptions used by market participants, based on independent market data.

Level 2 inputs are as follows:

a)	quoted prices on active markets for similar assets or liabilities;

b)	quoted prices for the instrument in question or for similar instruments on non-active markets, i.e. markets where: (i) there are few transactions, (ii) prices are not current or vary substantially over time and between different market makers , or (iii) little information is made public;
c)	observable market inputs other than quoted prices (e.g.: interest rates or yield curves observable in different buckets, volatility, credit curves, etc.);
d)	inputs that derive primarily from observable market data, the reporting of which is confirmed by parameters such as correlation.

A financial instrument is classified in level 3 if the measurement techniques adopted use non-observable market inputs and their contribution to estimating fair value is deemed significant. All financial instruments not listed in active markets are classified in level 3 where:

•	despite having observable data available, significant adjustments based on non-observable data are required;

•	the estimate is based on internal assumptions on future cash flows and risk adjustment of the discount curve.

For financial instruments, measured at fair value in the financial statements, the Group has adopted a “Fair Value Policy” that assigns the highest priority to prices listed on active markets (level 1) and the lowest priority to the use of non-observable inputs (level 3), as they are more discretionary, in line with the fair value hierarchy represented above. In detail, this policy defines:

•	the rules for identifying market data, the selection/hierarchy of information sources and the price configurations to value the financial instruments contributed on active markets and classified under level 1 of the fair value hierarchy;

•	valuation techniques and related input parameters in all cases in which this is not possible due to absence of directly observable prices on markets considered active.

73	Pursuant to IFRS 13, a financial instrument is quoted in an active financial market when:

•	the quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, authorised body or regulatory agency;
•	the quoted prices represent actual and regularly occurring market transactions on an arm’s length basis.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

In determining fair value, the Group uses information based on market data obtained from independent sources, where available, as this is considered the best evidence of fair value. In this case, fair value is the market price of the instrument being measured (i.e. without modifying or remeasuring the same instrument), which can be inferred from the prices expressed by an active market (classified in level 1 of the fair value hierarchy). In the absence of an active market price or a regularly functioning market (i.e. when the market does not have a sufficient and continuous number of transactions), the fair value of a financial instrument is arrived at from the prices observed in recent transactions involving similar instruments in active markets (adjusted as appropriate for differences in instruments and market conditions), rather than from the prices of recent transactions involving an identical instrument as that being measured on non-active markets; in the absence of observable transaction prices for the instrument being measured or similar instruments, a valuation model must be adopted.

Classification in level 2 rather than level 3 is determined on the basis of market observability of the significant inputs used to determine fair value. A financial instrument must be classified in its entirety in a single level; therefore, if inputs belonging to different levels are used in the valuation technique, the entire valuation must be classified in correspondence with the level of the hierarchy in which the lowest level input is classified, if it is considered significant for the determination of the fair value as a whole.

The following types of investments are normally considered as level 2:

•	equities not listed on active markets, valued using the market multiples technique, or valued on the basis of actual transactions that occurred within a time frame reasonably close to the reference date;

•	OTC derivative financial instruments, if the inputs of the pricing models, used to determine the fair value, are observable on the market or, if not observable, are considered such as not to significantly affect the measurement of fair value;

•	third-party debt securities or own issue not listed on active markets whose inputs, including credit spreads, are obtained from market sources.

The following financial instruments are generally considered level 3:

•	hedge funds characterised by low levels of liquidity, when the valuation/disinvestment of their assets is believed to require a series of assumptions and estimates to a significant extent. The fair value measurement is carried out on the basis of the adjusted NAV to take into account the low liquidity of the investment;

•	alternative investment funds for which the discounted cash flow is used;

•	private equity and real estate funds valued on the basis of the last available NAV, adjusted if necessary to take into account events not included in the valuation of the unit or to reflect a different valuation of the assets underlying the fund;

•	equity securities for which no recent or comparable transactions can be observed, and valued on the basis of the equity or income model;

•	debt securities, ABS and derivative transactions characterised by complex financial structures for which publicly unavailable sources are generally used;

•	debt securities issued by parties in financial difficulty for which the “recovery rate” must be estimated;

•	financial instruments represented by OTC derivatives for which the non-observable input parameters used by the pricing model are considered significant for the purposes of measuring the fair value;

•	performing and non-performing medium/long-term loans valued on the basis of expected cash flows estimated with different models depending on the status of the counterparty and discounted using a market interest rate.

For information on the fair value of non-financial assets, attributable to property, plant and equipment represented by properties, please refer to the following paragraph.

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A.4.1 Fair value level 2 and 3: measurement techniques and inputs used

The following tables show, respectively, for Level 2 and 3 financial instruments, the accounting portfolio, a summary of the types of instruments in use at the Group, and evidence of the related valuation techniques and the inputs used.

Fair value level 2
item	Financial assets held for trading	Other financial assets mandatorily measured at fair value	Financial assets measured at fair value through other comprehensive income	Hedging derivatives	Financial liabilities held for trading	Financial liabilities designated at fair value	Hedging derivatives	type	Valuation techniques	Inputs used
Debt securities	246,121	2,713	1,343	X	-	119,670	X	Bonds	Discounted Cash Flow	Interest rate curves, CDS cuvers, Basi (yield), Inflation curves
								Structured bonds	Discounted Cash Flow	Interest rate curves, CDS cuvers, Basi (yield), Inflation curves + inputs necessary to measure optional component
								Notes	Discounted Cash Flow	Interest rate curves, CDS cuvers, Basi (yield
								Notes	market price	Market price
Equity instruments	3,752	-	8,039	X	X	X	X	Share/equity instruments	market price	Market price, recent transactions, appraisals, manager reports
								Equity instruments	Discounted Cash Flow	Share price, beta sector, risk free rate
								Equity instruments	Net asset adjusted	Carrying Amount Asset/liabilities
Debt	X	X	X	X	228	-	X	Uncovered short positions	market price, interest rate curves, CDS curves	Share prices, Comparable approach
Financial Derivatives	2,312,174	X	X	94,215	860,309	X	358,391	IRS/Asset/Currency Swaps	Discounted Cash Flow	Interest rate curves, CDS cuvers, Basi (yield), Inflation curves, rates correlations
								Equity swaps	Discounted Cash Flow	Share price, interest rate curve, Foreing exchenge rate
								Forex Singlename Plain	Option Pricing Model	interest rate curve, Foreing exchenge rate, Forex volatility
								Forex Singlename Exotic	Option Pricing Model	interest rate curve, Foreing exchenge rate, Forex volatility (Surface)
								Equity Singlename Plain	Option Pricing Model	Interest rate curve, Share price, Foreing exchenge rate, Equity volatility
								Equity Singlename Exotic	Option Pricing Model	Interest rate curve, Share price, Foreing exchenge rate, Equity volatility (Surface); Parameters models
								Equity Multiname Plain	Option Pricing Model	Interest rate curve, Share price, Foreing exchenge rate, Equity volatility, Quanto correlation, Equity/Equity correlation
								Equity Multiname Exotic	Option Pricing Model	Interest rate curve, Share price, Foreing exchenge rate, Equity volatility (Surface), Parameters models, Quanto correlation, Equity/Equity correlation
								Plain rate	Option Pricing Model	Interest rate curves, Inflation curves, bonds price, Foreing exchange rate, Rate volatility, Rate correlations
								Spot/forward	market price*	Market price, Swap Point
Credit Derivatives	29	X	X	0	124,570	X	0	Default swaps	Discounted Cash Flow	Interest rate curves, CDS cuvers
Total assets	2,562,076	2,713	9,382	94,215	X	X	X
Total liabilities	X	X	X	X	985,107	119,670	358,391

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

	Fair value Level 3 as at 31 12 2024
Items	Financial assets mandatorily measured at fair value	Financial assets measured at fair value through other comprehensive income	Financial liabilities held for trading	type	Valuation techniques	Inputs used	Range (weighted average)
Debt securities	49,854	-	-	Notes	Discounted Cash Flow	Disounted rate	11.24%
Equity instruments	1,236	165,582	X	Equity investments	Discounted Cash Flow	Liquidity base/Equity Risk Premium/Beta	20%/8%/0.4
				Equity investments	Cost/Net Equity	Fair value asset	0-12.6 Eur/mln
Units of Ucits	258,984	X	X	Closed end Fund	External pricing	Fair value asset	6.4 Eyr/mln
				Real estate Closed end Fund	External pricing (Management report)	Book value	234 Eur/mln
				Private Equity Fund	Nav Investor report	Management Report, technical data sheet of Assets Held in Portfolio	0.28-9.91 Eur/mln
				Alternative investment fund	Discounted Cash Flow	Disounted rate	8.72% - 10.95%
Loans	143,462	-	X	Loans	Discounted Cash Flow	NPE SPREAD	1.92% - 2.13%
				Loans	Discounted Cash Flow	LGD	1.63% - 73.23%
				Loans	Discounted Cash Flow	PD	0.07% - 41.74%
				Loans	Discounted Cash Flow	PE SPREAD	0.01% - 1.26%
Financial derivatives	X	X	1,515	IR/Asset/Currency Swaps	Discounted Cash Flow	Surrender Rate	No dynamics/stochastic volatility
Total assets	453,536	165,582	X
Total liabilities	X	X	1,515

The techniques and parameters for calculating the fair value, as well as the criteria for assigning the fair value hierarchy, are defined and formalised in the aforementioned “Fair value policy” adopted by the Group. The reliability of fair value measurements is also ensured by the verification activities carried out by a Risk Management structure, independent of the front office units that hold the positions, which periodically reviews the list of pricing models to be used for the purposes of the fair value policy. These models must represent market standards or best practices and the related calibration techniques must guarantee a result in line with valuations able to reflect “current market conditions”. Specifically, to correctly determine the fair value, for each product a pricing model is associated, generally accepted by the market and selected on the basis of the characteristics and market variables underlying the product. With particularly complex products or if the existing valuation model for products in use is deemed to be lacking or inadequate, an internal process is activated to supplement the current models. On the basis of this process, the Risk Management department carries out a first validation of the pricing models, which may be native to the Position Keeping system or be issued by a specific internal unit; this is followed by a stage in which the same unit ensures the reliability of the previously validated model.

In detail, the validation activity, carried out on a range of instruments identified above certain materiality thresholds, is aimed at verifying the theoretical robustness of the model, through an independent repricing of the price, a possible calibration of the parameters and a comparison with the prices of the counterparties.

Following the validation stage, an ongoing review is carried out to confirm the accuracy and alignment to the market of the pricing models used by the Group, and appropriate changes are made, if necessary, to the models and the related underlying theoretical assumptions. To take into account the risk that the pricing models, even if validated, may generate fair value values that are not directly comparable with market prices, an adjustment is made for “Model risk”, as described below.

Financial assets and liabilities measured at fair value on a recurring basis

Financial assets and liabilities measured at fair value on a recurring basis are represented by all financial instruments measured in the financial statements on the basis of the fair value criterion (items 20, 30, 50 of the balance sheet assets and items 20, 30, 40 of liabilities in the balance sheet). For these financial instruments, in the absence of directly observable prices on active markets, it is necessary to determine a fair value on the basis of the valuation approach described in the previous paragraph. The main valuation techniques adopted for each type of financial instrument are illustrated below.

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Debt securities

The valuation of non-contributed securities (i.e. securities without official prices expressed by an active market) is carried out using a suitable credit spread, identified from contributed and liquid financial instruments with similar characteristics. The sources from which to draw this measure are as follows:

•	contributed and liquid debt securities of the same issuer;

•	credit default swaps on the same reference entity;

•	contributed and liquid securities issued by an issuer with the same rating and belonging to the same sector. In any case, the different seniority of the security to be priced in relation to the issuer’s debt structure is taken into account.

Furthermore, for bonds not quoted on active markets, to take into account the higher premium requested by the market compared to a similar contributed security, an additional component, estimated on the basis of the bid/ask spread, is added to the “fair” credit spreads observed on the market.

Loans that do not pass the SPPI test

These are loans mandatorily measured at fair value as the contractual cash flows do not exclusively provide for the repayment of principal and payment of interest on the principal to be repaid (i.e., they do not pass the “SPPI test”), either by virtue of clauses originally envisaged in the contract or following subsequent amendments. The fair value is valued with the Discounted Cash Flow approach, which is applied in a different way depending on whether the loans are performing/ non-performing:

•	for performing loans, the fair value is determined on the basis of cash flows, appropriately adjusted for expected losses, based on the unobservable parameters PD and LGD. These flows are then discounted on the basis of a market interest rate, adjusted to take into account a premium deemed to express the risks and uncertainties. In the presence of implicit option components, which, for example, provide for the option of changing the interest rate, the fair value also takes into account the value of said components;

•	for non-performing loans, the measurement of the fair value is based on directly or indirectly observable market parameters, which refer to risk factors found in the transfer of NPLs in order to obtain a market price, representative of the uncertainty of the collection process. In particular, cash flow forecasts are expressed by the analytical repayment plans that represent the information on the estimated loss rate on the position. The collection flows estimated in this way are discounted using a discount factor that is constructed starting from a spread representing the uncertainty of the collection process (unexpected loss) and any other residual risk; the discount rate is then calculated by adding this spread to the risk-free interest rate curve, without taking into account the contractual rate.

Unlisted equities

They are valued with reference to direct transactions on the same security or on similar securities observed over a period of time with respect to the valuation date, using the market multiples method of comparable companies and subordinate to financial, income and equity valuation methods.

Investments in UCITS

They are, as a rule, valued on the basis of NAVs or expected flows and/or business plans made available by the fund administrator or management company. If the NAV does not represent fair value, from the perspective of a market participant, the Group may adopt certain adjustments/haircuts. These typically include private equity funds, alternative investment funds among which funds investing in non-performing loans, real estate funds, hedge funds.

In the specific case of alternative investment funds that invest in NPE loans, the Group has estimated the unit value as the sum of the present values of the expected fund distributions (Discounted Cash Flows). The inputs used are as follows:

•	cash flows related to net distributions to investors envisaged in the business plans/management accounts of their respective operations;

•	discount rate between 8.72% and 10.95%, depending on the capital structure and the additional premium for the risk of each transaction.

Credit structured products

With reference to ABS (asset backed securities), when significant prices are not available, valuation techniques are used that take into account parameters that can be inferred from an active market (level 2 inputs) or must be estimated, if unobservable (level 3 inputs, if significant). In the first case, the cash flows are acquired from info providers or specialised

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies platforms; the spreads are derived from the prices available on the market/info provider, analysing the performance of the underlying assets on the basis of the investor reports. If they are not available, the Group uses valuation techniques aimed at recreating the contractual waterfall of the securitisations in order to estimate the potential recoveries of the outstanding notes.

Over the counter (OTC) derivatives

Interest rate, exchange rate, equity, inflation, commodity and credit derivatives, where not traded on regulated markets, are valued using appropriate valuation models, fed by input parameters (such as, for example, interest rate, exchange rate and volatility curves) observed on the market and subject to the monitoring processes described in the “Group Fair Value Policy”.

These models estimate the probability that a specific event will occur by incorporating assumptions such as the volatility of the estimates, the price of the underlying instrument and the expected rate of return.

In addition, for the purpose of measuring fair value, the aforementioned “Group Fair Value Policy” envisages that some “fair value adjustments” be considered with the objective of best reflecting the realization price of an actually possible market transaction. In particular, this relates to model risk, liquidity risk and counterparty risk set out below.

Model risk: this adjustment is made to take into account the risk that the pricing models, even if validated, may generate fair value values that are not directly observable or not immediately comparable with market prices. This is the case of pricing algorithms or types of pay-off that are not adequately widespread on the market or in the presence of models particularly sensitive to variables that are difficult to observe on the market.

Liquidity risk: this adjustment is made to take into account the extent of the “bid / ask spread”, i.e. the actual cost of disposing of a position in financial instruments in inefficient markets. The correction for the liquidity risk is greater for more structured products, due to the related hedging/disposal costs, and for valuation models that are not sufficiently established and of widespread use among operators, since this makes the valuations more uncertain.

Counterparty credit risk: adjustments to the market value of OTC derivatives, classified as “performing”, are made in order to reflect:

•	the risk of possible counterparty default - Credit Valuation Adjustment (CVA);

•	the risk of non-fulfilment of the issuer’s contractual obligations towards a counterparty (own credit risk) - Debt Valuation Adjustment (DVA).

The Group calculates the Credit/Debit Value Adjustment on all positions in OTC derivatives with non-collateralised institutional and commercial counterparties to include counterparty risk in the fair value measurement. The methodology is based on the calculation of expected operational loss linked to counterparty rating and estimated on a position’s duration. The impact of the CVA as at 31 December 2024 amounted to -EUR 3.2 mln.

The Group calculates the value adjustment of OTC derivatives in a mirror image fashion and on the same perimeter to take into account its credit worthiness (DVA). As at 31 December 2024, the DVA amounts to a total of EUR 3.3 mln.

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Financial assets measured at fair value on a non-recurring basis

Financial assets and liabilities measured at amortised cost in the financial statements

For financial assets and liabilities recognised in the financial statements at amortised cost, classified, in the accounting categories of “Financial assets measured at amortised cost” (loans to banks and customers) and “Financial liabilities measured at amortised cost” (due to banks and customers and debt securities issued), the calculation of the fair value is relevant for information purposes only, in line with the provisions of the reference accounting standard IFRS 7. The criteria to calculate the fair value of performing and non-performing loans to banks and customers are the same adopted for the fair value valuation on a recurring basis of the loans that do not pass the SPPI test, to which reference is made. Exceptions to this rule are loans to central banks included in the “Loans to banks” portfolio for which the book value is considered a good approximation of the fair value as allowed by accounting standard IFRS 7, and is classified in level 2 of the hierarchy. The same methodology and classification are used for the “Due to banks” and “Due to Customers” portfolios.

For debt securities classified in the “Loans to banks or customers” or “Debt securities issued” portfolio, the fair value was determined through the use of prices contributed on active markets or through the use of valuation models, such as described in the paragraph “Assets and liabilities measured at fair value on a recurring basis” above, to which reference is also made in relation to the threefold fair value hierarchy.

With reference to the classification of loans to customers and banks within the fair value hierarchy, it should be noted that customers are classified in level 3 and banks in level 2, except in the case of non-performing exposures.

Non-financial assets measured at fair value on a recurring basis

For the Group, non-financial assets measured at fair value on a recurring basis consist of its owned real estate assets.

Fair value of owned real estate assets

The Group applies the method of re-determination of value for the measurement of property assets for business use pursuant to IAS 16 and of the fair value for investment properties pursuant to IAS 40, for measurement subsequent to the initial recognition.

Real estate valuation methodology

The revaluation method requires that the assets used in the business, whose fair value can be reliably measured, are recognised at a restated value, equal to their fair value at the date of the revaluation of value, net of depreciation and any losses for accumulated impairment.

For properties held for investment purposes, the Group has chosen the fair value measurement method, according to which, after initial recognition, all investment properties are measured at fair value.

The fair value of the properties, whether for business or investment use, is determined through the use of specific appraisals prepared by independent qualified companies operating in the specific sector able to provide property valuations on the basis of the RICS Valuation standards. These standards ensure that:

•	the fair value is determined consistently with the indications of international accounting standard IFRS 13, that is it reflects the estimated amount for which an asset or liability is sold or purchased, on the valuation date, by a seller and a buyer both willing, and not linked by a special relationship, at competitive conditions, after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion;

•	the experts have professional, ethical and independence requirements in line with the provisions of international and European standards.

As an alternative to desktop appraisals (which involve a documentary review and no inspection in the field), full appraisals (which require an inspection of the property as well as a detailed analysis of the available documentation) are carried out on relevant properties (i.e. with a book value of more than EUR 10 mln) at least once a year, and on a rotating basis on all other properties. The Group has decided to carry out “full” appraisals on at least 50% of the overall book value of properties that are either operating assets (IAS 16) or investment assets (IAS 40).

The valuation methodologies applied by the appraiser are aligned with international IVS (International Valuation Standards) practices and with what is set forth in the Red Book of the Royal Institute of Chartered Surveyors (RICS). They refer to the following situations:

•	Discounted cash flow (DCF) method;

•	Market comparison approach (MCA);

•	Transformation method with DCF analysis.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

The discounted cash flow method is based on the net cash flows that can be generated within a period of time and is the best estimation approach to adequately represent the market value of assets likely to be acquired as properties, both for direct use (instrumental use), and for investment purposes, as a source of ongoing income from rents. The assumption underlying the cash flow approach is that a rational buyer is not willing to pay to buy the asset a price higher than the current value of the economic benefits that the asset will provide in the future. The value of the asset, therefore, is a function of the economic benefits that will be generated by it. The Market Value is calculated as the sum of the discounted net revenues and the discounted net sales value at the valuation date. The net revenues are calculated based on the gross revenues less the operating costs related to the property. The gross revenues are calculated by indexing the rents received for the leased portions, or the market rents for the vacant portions, considering for the calculation of the DCF a time period between 10 and 20 years according to the intended use of the property and the residual duration of outstanding lease contracts. The net sales value is obtained by capitalising in perpetuity the operating income for the last period of the DCF using a capitalization rate (cap rate) in line with average market yields, from which the sales commission is then deducted. After finding the annual net revenues and the net sales value, the discounted values at the beginning of the first period are calculated by using an appropriate discount rate, suitable for each individual property. The main input data are: i) revenues (contractual rents, market rents); ii) vacancy and take up period, contractual step up etc.; iii) costs (administration, property tax, insurance premium, tenant improvements, lease and sales commission, etc. and iv) interest rates (WACC, exit cap rate).

The market comparison approach provides an estimate of the value of the asset through the comparison with properties recently sold or currently on sale on the market that are comparable in terms of type, construction and location. The value of the property is therefore found by taking into account the sale or rental prices, updated as at the valuation date and obtained from an in-depth market survey, and then making specific adjustments as deemed appropriate given the intrinsic and extrinsic characteristics of the property in question, as well as any other factor deemed relevant. The market comparison approach is usually recommended for residential properties for which it is easy to find transactions on comparable assets.

The transformation method with DCF analysis is used in the case of assets that can be transformed or are already being transformed. The value is given by the difference between the most likely market value of the transformed asset and the sum of all the most likely costs of the factors involved in the transformation of the asset itself. The transformation method is often used to express an opinion on the economic benefit of initiatives to renovate existing assets, but it can also be used for an appraisal aimed at providing an estimate value valid for the majority of market operators. This estimation method is based on the discounting, at the valuation date, of the cash flows generated by the real estate transaction over a time period corresponding to its duration, converting the cash flows allocated at the time of their generation into the Net Present Value (NPV) of the real estate transaction through a financial discounting procedure. The model simulates the assumptions of a typical investor, which aims at receiving a satisfactory economic return on the investment. In particular, the model is articulated in a cash flow scheme with income (revenues) and expenses (costs) relating to the real estate transformation project. Expenses include costs for construction, demolition, urbanisation, design, site management and other costs; the income includes sales made for each sector of intended use (residential, industrial, workshops, sales, tertiary and services). The financial model does not consider VAT and other taxes. The main input data are: i) the revenues generated from the sale of buildings built or renovated; ii) the costs (construction costs, urbanisation costs, planning and site management costs, sales commissions, etc., and iii) interest rates (WACC).

The valuation approach is defined considering for each property:

•	the breakdown in terms of property unit;

•	the current intended use of each property, assuming this represents the highest and best use, and considering alternative uses of the properties where this corresponds to market expectations;

•	the nature of the property, whether for business use, investment use, mixed.

Depending on the intended use, the occupation status and the nature of the asset, the valuation method deemed most appropriate by the appraiser is applied for each property unit and the value is divided between business use and investment portions.

The properties are valued individually at the level of the single property without considering any discount or premium that can be negotiated in a commercial negotiation phase if all, or part of the portfolio, is sold en bloc, both by lots and entirely.

With regard to the Group’s property asset valuation as at 31 December 2024, the prevalent valuation method is the DCF analysis, which is used for approximately 94.2% of properties, followed by the market comparison approach (for approximately 5.7%) and, residually, the transformation method (for approximately 0.1%)

The valuation of the properties is significantly based on estimates that are characterised in nature by elements of judgement and subjectivity, the Group’s entire property assets are classified at level 3 in the fair value hierarchy.

BANCA MONTE DEI PASCHI DI SIENA

Main inputs

Rent

Rent may refer to rent for the lease of occupied spaces or market rents for vacant spaces. Rent under lease is recognised in the valuation model on an annual basis, indexed to 75% or 100% of the increase in the CPI for blue- and white-collar households, excluding tobacco (ISTAT index), until contract expiry; market rents are indexed to 100% of the increase in the ISTAT index. This applies until such time that a new lease commences, whereupon rent is indexed to 75% of the ISTAT index increase. A vacancy period is also assumed upon the expiry of existing leases or for vacant properties, estimated according to the type and size of the property.

Cash flow discount rates (WACC)

The cash flow discount rate is represented by the Weighted Average Cost of Capital (WACC), which weighs the specific costs of each component of invested capital: debt (borrowed funds) and equity (own funds). The formula used to calculate WACC is as follows:

WACC = Kd (D/D+E) + Ke (E/D+E)

where:

E = equity

D = debt

E + D = invested capital

Kd = cost of debt, calculated as: (1+IRS)*(1+SPREAD) -1

Ke = cost of equity, calculated as: (1+Risk-free rate)*(1+Risk premium) -1

The inputs used to calculate the cost of debt (Kd) and the cost of equity (Ke) are as follows:

Risk-free rate = the medium/long-term return on risk-free securities, calculated as the average daily gross yield on BTPs over the last 90 trading days; given the average yields of 5-, 10-, 15-, 20- and 30-year BTPs and, consequently, the average 12-, 18- and 25-year values, the risk-free rate as at the valuation date is in the range of 2.99%-4.20%;

Risk Premium = the specific risk of the property being valued, calculated using a build-up approach that factors in all systematic risk items attributable to a property (location, lease status and asset characteristics);

EUR IRS = the medium- to long-term interest rate usually underlying the loans granted by credit institutions, calculated based on the average daily rate over the last 90 trading days on 5-, 10-, 15-, 20- and 30-year loans and, consequently, the averages at 12, 18 and 25 years; the IRS as at the valuation date was in the range 2.32%-2.56%;

SPREAD = profit margin of the credit institution.

Cap rate

The methodology developed to calculate cap rate is aligned with the decision-making process of an ordinary investor, taking into account that the cap rate expresses the level of risk/return on the property being valued at the time of final divestment. In particular, a build-up approach is used by combining the real long-term yield of risk-free assets (Risk Free_Exit) with the specific risk forecast at the time of final divestment (Adjusted Risk Premium). The formula is as follows:

CAP RATE = ((1+ Risk-free_Exit)/(1+Inflation_Exit))*(1+ Adjusted risk premium)-1 where:

Risk-free_Exit = long-term return on risk-free securities; the Risk-Free rate factored into the cap rate is the longest maturity rate available – the 30-year average yield of 4.28%)

Adjusted risk premium = the specific risk of the property being valued at the time of final divestment

Inflation_Exit: the inflation figure factored into the cap rate is the 2.00% inflation forecast indicated in the ECB Economic Bulletin.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

Inflation

The rate of inflation is used to measure rent indexation and to calculate the cap rate as follows:

•	Period 1 inflation: 0.81%, equal to the rolling average of the last 12 CPI figures for blue- and white-collar households excluding tobacco;

•	Period 2 inflation: 1.40%, equal to the arithmetical mean between Period 1 inflation and headline inflation;

•	Headline inflation: 2.00%, equal to the inflation estimate indicated in the ECB’s Economic Bulletin.

Valuation frequency

For investment property it is necessary to recalculate the fair value, on an annual basis at least, in accordance with IAS 40.

For property for business use, IAS 16 provides that value re-determinations must be carried out regularly in order to ensure that the book value does not differ significantly from the fair value at the reporting date. The Group has decided to carry out the revaluation, in the same way as for IAS 40 properties, at least once a year. More specifically, as at 31 December 2024, the Group carried out updated appraisals for all real estate assets on a half-yearly basis.

Summary of the effects of fair value measurements in 2024

As at 31 December 2024, taking into account the results of the valuation updates carried out as at 30 June 2024, the net negative effect for the 2024 financial year amounts to a total of EUR 42.7 mln, of which EUR 42.9 mln are attributable to the Parent Company, gross of the related taxes. The overall effect was as follows:

•	for properties classified under IAS 16, a negative effect of EUR 23.5 mln;

•	for properties classified under IAS 40, a negative effect of EUR 18.4 mln;

•	for properties classified under IAS 2, a negative effect of EUR 0.8 mln;

offset by:

•	item 260 of the income statement - “Net gains (losses) on property, plant and equipment and intangible assets measured at fair value” for a total negative change of EUR 27.3 mln for the Group (EUR 27.4 mln for the Parent Company) gross of related taxes;

•	item 120 of the balance sheet - “Valuation reserve” for a total negative change of EUR 15.4 mln for the Group (EUR 15.6 mln for the Parent Company) gross of related taxes.

Sensitivity analysis of non-financial instruments

Like financial instruments, non-financial assets and liabilities measured at level 3 fair value are also subjected to sensitivity analysis for which, based on the valuation model used to determine fair value, execution is possible and whose results are significant.

In this context, a sensitivity analysis was performed for the Group’s properties for which the valuation was conducted using the discounted cash flow method, identifying the following variables of major significance: the market rents for real estate used in operations and the exit value for real estate held for investment. Considering a change equal to +/- 5% of the aforementioned variables, the analysis showed an average deviation in the fair value of the properties of approximately -5.3% and +5.3%.

A.4.2 Measurement processes and sensitivity

A description of Level 3 financial instruments that show significant sensitivity to changes in unobservable inputs is provided below.

The column “Other financial assets mandatorily measured at fair value” in the category “Debt securities” measured using the Discount Cash Flow method includes both mezzanine and junior tranches referring to the securitisation of a portfolio of loans classified as non-performing loans called “Siena NPL” for EUR 28.5 mln. For this position, the change in the discount rate (+/-1%) and in the flows of expected distributions (+/-10%), would determine a range of values of EUR 26.3-27.5 mln and EUR 28.1-25.5 mln, respectively.

Also worth mentioning in this category are approximately EUR 18.6 mln relating to some equity investments acquired by the Group under credit restructuring agreements which the sensitivity analysis was not carried out as the unit value of the individual exposures is below the minimum materiality threshold established by the Group.

BANCA MONTE DEI PASCHI DI SIENA

The column “Other Financial assets mandatorily measured at fair value” also includes loans (EUR 143.5 mln) that are mandatorily measured at fair value. The unobservable parameters are Probability of Default (PD), Loss Given Default (LGD) and the different spreads for performing and non-performing assets. The change in these parameters, of 10%, 5%, 1% and 1%, respectively, would have an impact on fair value of approximately EUR -6.2 mln.

The majority of the UCITS units refers, for EUR 124.3 mln, to units of funds received in exchange for the sale of non-performing loans (Back2bonis, IDEA CCR I, II and Nuova Finanza, Clessidra and Efesto). The change in the discount rate (+/-1%) and forecasted distributions (+/-10%) would result in the following range of values: EUR 122.1 - 126.6 mln and EUR 136.9 - 111.6 mln respectively.

The category of UCITS units also contains the total contributions made from June 2016 onwards to the Italia Recovery Fund (formerly Atlante due) for a carrying amount of EUR 6.4 mln calculated on the basis of the latest available NAV.

Lastly, the UCITS category also includes private equity funds and closed-end real estate funds for EUR 128.1 mln, of which EUR 88.0 mln corresponding to the positions of Fondo Etrusco Distribuzione (EUR 82.9 mln) and Fondo Democrito (EUR 5.1 mln) which, following reassessment of the equity relationships between the Bank and those real estate funds, were reclassified during the current year from investments in companies subject to significant influence to financial assets. The change in default probability (+/-1%) and recovery rates (+/-10%) for these positions would result in a range of values of EUR 88.2-87.9 mln, respectively. With regard to the remaining positions, it was not possible to carry out any quantitative analysis of the sensitivity of the fair value with respect to the change in unobservable inputs, as the fair value is the result of a model whose inputs are specific to the entity being measured and for which the information necessary for a sensitivity analysis is not available.

The “Financial assets measured at fair value through other comprehensive income” accounting portfolio includes the equity investment in Bank of Italy (EUR 137.5 mln), measured using the Discounted Cash Flow method. The equity investment was measured with the methodology identified by the Committee of Experts in the document “Revaluation of shareholdings in the Bank of Italy”. This document not only details the valuation techniques adopted to reach the end result, but identified the following entity-specific parameters: the market beta, equity risk premium, and the cash flow base. The valuation of that equity investment is also confirmed in market transactions carried out in recent years by certain banks. The range of possible values that can be assigned to these parameters cause the following changes in value: roughly -EUR 9 mln for every 100 bps increase in the equity risk premium, roughly -EUR 18 mln for every 10 pp increase in the market beta, and roughly -EUR 18 mln for every 10 pp increase in the cash flow base.

This category also includes equity securities representing all equity investments designated at fair value that could not be measured according to a market-based model. These positions amount to approximately EUR 28.1 mln. A sensitivity analysis was not conducted for these positions for the same reasons as above with reference to the UCITs.

Financial liabilities held for trading include financial derivatives (approximately EUR 1.5 mln) included for the correct management of the lapse risk inherent in commission flows deriving from the placement of certain unit-linked policies. A sensitivity analysis was not carried out for these positions as they were not considered material for the Group.

A.4.3 Fair value hierarchy

For the purposes of completing the disclosure on transfers between levels provided in paragraphs A.4.5.1, A.4.5.2 and A.4.5.3 below, it should be noted that, for securities held at 31 December 2024 and which had a different fair value level with respect to the one assigned at 1 January 2024, it was assumed that the transfer between the levels took place with reference to the balances held at the beginning of the reference period.

A.4.4 Other information

With reference to paragraph 93 letter (i) of IFRS 13, the Group does not hold any non-financial assets measured at fair value whose current use does not represent its best possible use.

With reference to paragraph 96 of IFRS 13, the Group does not apply the portfolio exception provided for in paragraph 48 of IFRS 13.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

Quantitative Information

A.4.5 Fair value hierarchy

A.4.5.1 Assets and liabilities measured at fair value on a recurring basis: breakdown by fair value level

Asset and liabilities measured at	31 12 2024				31 12 2023
fair value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
1, Financial assets measured at fair value through profit or loss of which:	3,514,504	2,564,789	453,536	6,532,829	3,525,446	2,360,157	365,960	6,251,563
a) Financiale asset held for trading	3,514,504	2,562,076	-	6,076,580	3,525,258	2,357,546	-	5,882,804
c) other financial assets mandatorily measured at fair value	-	2,713	453,536	456,249	188	2,611	365,960	368,759
2. Financial assets measured at fair value through other comprehensive income	2,162,400	9,383	165,582	2,337,365	1,729,670	530,744	216,842	2,477,256
3. Hedging derivative	-	94,215	-	94,215	-	704,125	-	704,125
4. Property, plant and equipment	-	-	1,738,312	1,738,312	-	-	1,816,931	1,816,931
Total assets	5,676,904	2,668,387	2,357,430	10,702,721	5,255,116	3,595,026	2,399,733	11,249,875
1. Financial liabilities held for trading	1,619,122	985,108	1,515	2,605,745	1,823,197	1,028,656	2,868	2,854,721
2. Financial liabilities designated at fair value	-	119,670	-	119,670	-	111,325	-	111,325
3. Hedging derivative	-	358,391	-	358,391	-	330,193	-	330,193
Total liabilities	1,619,122	1,463,169	1,515	3,083,806	1,823,197	1,470,174	2,868	3,296,239

For information on financial instruments classified in level 3, please refer to the above.

Some financial assets, particularly shares for approximately EUR 3.3 mln, worsened during the year from fair value level 1 to level 2.

With reference to the financial instruments that recorded an improvement in the level of fair value, moving from level 2 to level 1 of the hierarchy, it should be noted that this trend involved bonds measured at fair value for a value of about EUR 313.1 mln

The aforementioned changes in the level of fair value was respectively due to the worsening/improvement in the liquidity conditions of the securities (measured in terms of the bid-ask amplitude of the quoted price) such as to allow, in accordance with the Group’s policy on the valuation of financial instruments, the transfer of level.

BANCA MONTE DEI PASCHI DI SIENA

A.4.5.2 Annual changes of financial assets measured at fair value on a recurring basis (level 3)

31 12 2024

		Financial assets measured at fair value through profit or loss				Financial assets
		Total	of which: a) financial assets held for trading	of which: b) financial asset measurd at fair value	of whichi: c) financial assets mandatorily measuerd at fair value	measured at fair value through other comprehensive income	Property, plant and equipment
1. Opening balance		365,960	-	-	365,960	216,842	1,816,931
2. Increases		145,818	-	-	145,818	6,458	22,205
2.1	Purchase	-	-	-	-	-	-
2.2	Profit charged to:	20,649	-	-	20,649	6,457	9,083
	2.2.1 Income statement	20,649	-	-	20,649	-	8,582
	- of which capital gains	19,739	-	-	19,739	-	8,582
	2.2.2 Equity	-	X	X	X	6,457	501
2.3	Transfers from other levels	-	-	-	-	1	-
2.4	Other increases	125,169	-	-	125,169	-	13,122
3. Decreases		58,242	-	-	58,242	57,718	100,824
3.1	Sales	-	-	-	-	115	3,139
3.2	Repayements	25,076	-	-	25,076	-	-
3.3	Losses charged to:	31,837	-	-	31,837	35	51,067
	3.3.1 Income statement	31,837	-	-	31,837	-	35,190
	- of which capital losses	31,831	-	-	31,831	-	35,190
	3.3.2 Equity	-	X	X	X	35	15,877
3.4	Transfers to other levels	-	-	-	-	-	-
3.5	Other decreases	1,329	-	-	1,329	57,568	46,618
4. Closing balance		453,536	-	-	453,536	165,582	1,738,312

Following are the most significant amounts reported in the column “Other Financial assets mandatorily measured at fair value” under item:

•	“2.2.1 Profit charged to the income statement” of approximately EUR 20.6 mln refers mainly to revaluations of certain UCITS units (EUR 19.1 mln) and of loans (EUR 0.5 mln);

•	“2.4 Other increases” equal to EUR 125.2 mln include approximately EUR 32.0 mln in positions that during the year were reclassified from the loan portfolio at amortised cost to the portfolio of other assets measured at fair value as per mandatory requirements due to substantial credit changes not consistent with the SPPI test, as well as new disbursements. This line also includes EUR 88.0 mln for the Fondo Etrusco Distribuzione and Fondo Democrito, which during the year were reclassified as financial assets mandatorily measured at fair value (for more details, see section 7 Equity Investments - Part B of these Notes to the Consolidated Financial Statements);

•	“3.2 Repayments” for EUR 25.1 mln, includes approximately EUR 14.6 mln as the partial reimbursement of UCITS units held and EUR 10.5 mln for reimbursements on credit positions;

•	“3.3.1 Losses charged to the income statement” of EUR 31.8 mln for write-downs, primarily referring to EUR 17.4 mln on UCITS units, EUR 12.4 mln on notes for the Siena NPL securitisation transaction and EUR 1.8 mln on non-performing loans.

The EUR 57.6 mln posted to other decreases in “Financial assets measured at fair value through other comprehensive income” refers to the value of the shareholding in the Bank of Italy and certain equity instruments reclassified as assets held for sale under IFRS 5.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

Property, plant and equipment measured at fair value on a recurring basis consisted of property assets for business and for investment use. The main amounts reported are shown below:

•	“2.2.1 Profit charged to the income statement of which capital gains” amounting to approximately EUR 8.6 mln, refer for EUR 4.2 mln to write-backs on properties classified under IAS 16 that were previously written-down in the Income Statement, and for EUR 4.4 mln to revaluations of properties classified under IAS 40 following appraisals carried out as at 31 December 2024;

•	“2.2.2 Profit recognised in shareholders’ equity” amounting to approximately EUR 0.5 mln refers to reversals of impairment losses on properties classified under IAS 16;

•	“2.4 Other increases” of approximately EUR 13.1 mln referred mainly to EUR 8.3 mln in improvements and incremental expenses and EUR 3.9 mln in property repossessions under lease agreements;

•	“3.1-Sales” in the amount of about EUR 3.1 mln refer to the sale of some IAS 40-listed properties finalised during the year;

•	“3.3.1 Losses charged to the income statement - of which capital losses” amounted to approximately EUR 35.2 mln, refer for EUR 12.4 mln and EUR 22.8 mln related to properties classified under IAS 16 and 40 respectively;

•	“3.3.2 Losses charged to equity” equal to approximately EUR 15.9 mln refer entirely to write-downs on properties classified under IAS 16 subject to a previous revaluation recognised in the OCI reserve;

•	“3.5 Other decreases” of approximately EUR 46.6 mln refer mainly to the depreciation charge relating to properties classified under IAS 16 for EUR 27.5 mln and to properties transferred during the year to properties held for sale for EUR 12.5 mln. The item also includes EUR 6.6 mln relating to real estate assets owned by the subsidiary MPS Banque, classified as a discontinued operation pursuant to IFRS 5.

BANCA MONTE DEI PASCHI DI SIENA

A.4.5.3 Annual changes of liabilities measured at fair value on a recurring basis (level 3)

31 12 2024
Financial liabilities held for trading
1. Opening balance	2,868
2. Increases	3,559
2.1 Issues	-
2.2 Losses charged to	3,559
2.2.1 Profit and Loss	3,559
- of which capital losses	-
2.2.2 Equity	X
2.3 Transfers from other levels	-
2.4 Other increases	-
3. Decreases	4,913
3.1 Redemptions	-
3.2 Repurchases	-
3.3 Profit charged to:	4,913
3.3.1 Profit and Loss	4,913
- of which capital gains	1,353
3.3.2 Equity	X
3.4 Transfers from other levels	-
3.5 Other decreases	-
4. Closing balance	1,514

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part A - Accounting policies

A.4.5.4 Assets and liabilities not measured at fair value or measured at fair value on a non-recurring basis: breakdown by fair value level

Financial asset/liabilities not measured at fair value	31 12 2024
or measured at fair value on a non -recurring basis	Book value	Level 1	Level 2	Level 3	Total Fair value
1. Financial assets measured at amortised cost	90,525,940	8,555,800	11,585,670	69,759,787	89,901,257
3. Non-current assets held for sale and disposal groups	1,128,665	13	-	80,368	80,381
Total assets	91,654,605	8,555,813	11,585,670	69,840,155	89,981,638
1, Financial liabilities measured at amortised cost	102,751,412	8,687,964	94,386,273	-	103,074,237
2. Liabilities associated to disposal groups	976,699	-	-	976,699	976,699
Total liabilities	103,728,111	8,687,964	94,386,273	976,699	104,050,936

Financial asset/liabilities not measured at fair value	31 12 2023
or measured at fair value on a non -recurring basis	Book value	Level 1	Level 2	Level 3	Total Fair value
1. Financial assets measured at amortised cost	90,544,417	8,259,192	11,183,842	70,644,224	90,087,258
3. Non-current assets held for sale and disposal groups	76,232	-	-	76,232	76,232
Total assets	90,620,649	8,259,192	11,183,842	70,720,456	90,163,490
1, Financial liabilities measured at amortised cost	105,026,527	8,715,149	96,468,826	-	105,183,975
Total liabilities	105,026,527	8,715,149	96,468,826	-	105,183,975

For details of the valuation criteria for assets and liabilities measured at fair value on a non-recurring basis, reference should be made to the information provided in the corresponding qualitative section.

In regard to assets under disposal, only the assets measured at fair value or at fair value less disposal costs were indicated.

A.5 Disclosure on “day one profit/loss”

The Group did not recognise “day one profits/losses” on financial instruments pursuant to B.5.1.2A of IFRS 9; therefore, no disclosure is provided pursuant to paragraph 28 of IFRS 7 and other related IAS/IFRS paragraphs.

BANCA MONTE DEI PASCHI DI SIENA

Part B - Information on the balance sheet

ASSETS

Section 1 - Cash and cash equivalents - Item 10

1.1 Cash and cash equivalents: breakdown

	Total	Total
	31 12 2024	31 12 2023
a) Cash	752,282	708,220
b) Demand deposits with central banks	10,917,449	11,907,467
c) Demand deposits with banks	1,579,667	1,701,590
Total	13,249,398	14,317,277

The amount of approximately EUR 10,917.4 mln recorded in line b) Current accounts and sight deposits with Central Banks refers almost entirely to sight deposits with the ECB

Section 2 - Financial assets measured at fair value through profit or loss - Item 20

2.1 Financial assets held for trading: breakdown

	Total 31 12 2024				Total 31 12 2023
Items	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
A. Balance-sheet assets
1. Debt securities	3,382,364	246,121	-	3,628,485	3,332,505	290,363	-	3,622,868
1.1 Structured securities	137,737	45,802	-	183,539	177,801	56,628	-	234,429
1.2 Other debt securities	3,244,627	200,319	-	3,444,946	3,154,704	233,735	-	3,388,439
2. Equity instruments	104,366	3,752	-	108,118	83,546	119	-	83,665
3. Units of UCITS	27,774	-	-	27,774	104,041	-	-	104,041
4. Loans	-	-	-	-	-	-	-	-
4.1 Repurchase agreements	-	-	-	-	-	-	-	-
4.2 Others	-	-	-	-	-	-	-	-
Total (A)	3,514,504	249,873	-	3,764,377	3,520,092	290,482	-	3,810,574
B. Derivatives
1. Financial derivatives:	-	2,312,174	-	2,312,174	5,166	2,067,064	-	2,072,230
1.1 held for trading	-	2,241,570	-	2,241,570	5,166	2,000,653	-	2,005,819
1.2 fair value option	-	70,604	-	70,604	-	66,411	-	66,411
1.3 Others	-	-	-	-	-	-	-	-
2. Credit derivatives:	-	29	-	29	-	-	-	-
2.1 held for trading	-	29	-	29	-	-	-	-
2.2 fair value option	-	-	-	-	-	-	-	-
2.3 Others	-	-	-	-	-	-	-	-
Total (B)	-	2,312,203	-	2,312,203	5,166	2,067,064	-	2,072,230
Total (A+B)	3,514,504	2,562,076	-	6,076,580	3,525,258	2,357,546	0	5,882,804

Criteria adopted for classification of financial instruments in the three levels of the “fair value hierarchy” are reported in Section A.4, “Information on fair value” of Part A, “Accounting policies” of the notes to the financial statements, to which reference should be made.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

As a result of the provisions set out in IFRS 9 with regard to the derecognition of financial assets, lines 1.1 Structured securities and 1.2 Other debt securities of the item “Cash assets” also include debt securities pledged in repos and securities lending transactions carried out in respect of own securities posted to the trading book.

Debt securities- structured securities (sub-item 1.1) as at 31 December 2024 amount to EUR 185.5 mln (EUR 234.4 as at 31 December 2023) and is mainly represented by fixed-rate debt securities additionally indexed to inflation.

The aggregate figure as at the reporting date does not include senior, mezzanine or junior exposures taken on by the Group in relation to own and third-party securitisation transactions (EUR 35.6 mln as at 31 December 2023, which are recognised in the level 2 column of line “1.2 Other debt securities” referring to senior and mezzanine exposures).

Derivatives connected with fair value option instruments are also classified as derivative instruments: these cover the risks of funding designated at fair value arising from possible interest rate fluctuations and from any embedded options in fixed-rate and structured bonds issued by the Parent Company (natural hedging). The positive fair value of these derivatives is shown in the table in line “B.1-1.2 – Fair value option”.

2.2 Financial assets held for trading: breakdown by borrower/issuer/counterparty

	Total	Total
Items/Amounts	31 12 2024	31 12 2023
A. Balance sheet assets
1. Debt securities	3,628,485	3,622,868
a) Central banks	-	-
b) Public entities	3,223,167	3,197,425
c) Banks	195,106	181,166
d) Other financial companies	150,835	183,408
of which: insurance companies	11,266	9,055
e) Non-financial companies	59,377	60,869
2. Equity instruments	108,118	83,665
a) Banks	2,984	1,875
b) Other financial companies	60,887	36,919
of which: insurance companies	56,840	36,734
c) Non-financial companies	44,247	44,871
d) Other issuers:	-	-
3. Units of UCITS	27,774	104,041
4. Loans	-	-
Total (A)	3,764,377	3,810,574
B. Derivatives	-	-
a) Central couterparties	-	-
b) Others	2,312,204	2,072,230
Total (B)	2,312,204	2,072,230
Total (A+B)	6,076,581	5,882,804

The breakdown by debtor/issuer was carried out in accordance with criteria of classification by economic activity group and sector laid down by the Bank of Italy.

As for derivatives, it should be noted that the positive fair value of derivatives with customers includes approx. EUR 61.0 mln from balanced trading aimed at providing financial protection to customers of the Group’s network. The remaining amount was generated from transactions with financial market participants classified as customers pursuant to the above classification criteria set by the Bank of Italy.

BANCA MONTE DEI PASCHI DI SIENA

The following table adds details to line “A.3. Units of UCITS” of table 2.2 above.

	Total	Total
Categories/Amounts	31 12 2024	31 12 2023
Exchange Traded Funds (ETF)	23,854	97,872
Equity	3,920	6,156
Others	-	13
Total	27,774	104,041

2.3 Financial assets designated at fair value: breakdown

2.4 Financial assets measured at fair value: breakdown by borrower/issuer

Tables 2.3 and 2.4 were not completed since the Bank has no financial assets measured at fair value to report for either the current or previous year.

2.5 Other financial assets mandatorily measured at fair value: breakdown

	Total 31 12 2024				Total 31 12 2023
Items	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
1. Debt securities	-	2,713	49,854	52,567	-	2,611	58,826	61,437
1.1 Stuctured secutities	-	-	-	-	-	-	-	-
1.2 Other debt securities	-	2,713	49,854	52,567	-	2,611	58,826	61,437
2. Equity instruments	-	-	1,236	1,236	188	-	1,839	2,027
3. Units of UCITS	-	-	258,984	258,984	-	-	182,011	182,011
4. Loans	-	-	143,462	143,462	-	-	123,284	123,284
4.1 Repurchase agreements	-	-	-	-	-	-	-	-
4.2 Others	-	-	143,462	143,462	-	-	123,284	123,284
Total	-	2,713	453,536	456,249	188	2,611	365,960	368,759

Line 1.2 “Other debt securities” includes EUR 17.9 mln attributable to SFPs issued as part of compositions with creditors in which the Parent Company took part. The line also includes exposures of EUR 28.5 mln for securitisation of a portfolio of MPS Group non-performing loans, of which EUR 27.9 mln (EUR 36.4 mln as at 31 December 2023) in mezzanine tranches and EUR 0.6 mln (EUR 0.6 mln as at 31 December 2023) in junior tranches.

Line 3 “Units of UCITS” includes, in correspondence with level 3, UCITS units acquired in exchange for the sale of NPE loans for EUR 129.4 mln (EUR 116.3 mln as at 31 December 2023) and the units in the Italia Recovery Fund (formerly Atlante) for EUR 6.4 mln (EUR 7.7 mln as at 31 December 2023). The same line also includes the positions of real estate funds Fondo Etrusco Distribuzione and Fondo Democrito, for a total of EUR 88.0 mln, which during the year were reclassified under this portfolio (for more details see Section 7 - Equity investments, of these Notes to the Consolidated Financial Statements).

Line 4 “Loans” consists of financial assets that must be valued at fair value as a result of their failure to pass the SPPI test.

At the reporting date, there are no equity securities arising from the recovery of impaired financial assets.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

2.6 Other financial assets mandatorily measured at fair value: breakdown by borrower/issuer

	Total	Total
Items/Value	31 12 2024	31 12 2023
1. Equity instruments	1,237	2,027
of which: banks	-	-
of which: other financial companies	1,150	1,133
of which: non-financial companies	87	894
2. Debt secuties	52,567	61,437
a) Central Banks	-	-
b) Public Entities	-	-
c) Banks	-	-
d) Other financial companies	33,918	42,788
of which: insurance companies	-	-
e) Non-financial companies	18,649	18,649
3. Units of UCITS	258,984	182,011
4. Loans	143,461	123,284
a) Central Banks	-	-
b) Public Entities	-	-
c) Banks	-	-
d) Other financial companies	-	-
of which: insurance companies	-	-
e) Non-financial companies	129,600	106,673
f) Families	13,861	16,611
Total	456,249	368,759

The main cumulative losses relating to equity securities of evidently poor credit quality referring to previous financial years are Compagnia Investimento e Sviluppo (EUR 3.8 mln), Newcolle S.r.l. (EUR 2.3 mln), Porto Industriale Livorno (EUR 1.9 mln). The write-downs of equity instruments of clearly poor credit quality, made by the Group during the course of the financial year are of irrelevant amount.

Provided below is the breakdown by main categories of UCITS.

	Total	Total
Categories/Amounts	31 12 2024	31 12 2023
Hedge Funds	24	23
Private equity	38,058	57,510
Real estate	96,567	8,216
Non Performing Exposures	124,335	116,262
Totale	258,984	182,011

For the disclosure on mutual funds acquired as part of the sale of loans included in the previous table under “NPE loans”, please refer to the specific paragraph in Part E of these Notes to the Financial Statements (Subsection E “Sale Transactions” point “C. Financial assets sold and fully derecognised”).

Of the increase recognised in the “Real Estate” line, EUR 88.0 mln refers to the Fondo Democrito and Fndo Etrusco Dis-tribuzione real estate funds (for more details see Section 7 - Equity Investments, of these Notes to the consolidated Financial Statements).

BANCA MONTE DEI PASCHI DI SIENA

Section 3 - Financial assets designated at fair value through other comprehensive income - Item 30

3.1. Other financial assets measured at fair value through other comprehensive income: breakdown

	Total 31 12 2024				Total 31 12 2023
Items/Amounts	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
1. Debt securities	2,162,400	1,343	-	2,163,743	1,729,670	520,213	-	2,249,883
1.1 Structured securities	34,581	-	-	34,581	33,621	-	-	33,621
1.2 Other debt securities	2,127,819	1,343	-	2,129,162	1,696,049	520,213	-	2,216,262
2. Equity instruments	-	8,039	165,582	173,621	-	10,530	216,843	227,373
3. Loans	-	-	-	-	-	-	-	-
Total	2,162,400	9,382	165,582	2,337,364	1,729,670	530,743	216,843	2,477,256

As a result of the provisions set out in IFRS 9 with regard to the derecognition of financial assets, line 1.2 also includes debt securities pledged in repos and securities lending transactions carried out in respect of own securities recognised under financial assets designated at fair value through other comprehensive income.

Debt securities- structured securities (sub-item 1.1) as at 31 December 2024 amount to EUR 34.6 mln (EUR 33.6 mln as at 31 December 2023) and is mainly represented by fixed-rate debt securities additionally indexed to inflation.

The line “1.2 Other Debt Securities” totalling around EUR 2,129.2 mln – of which EUR 256.6 mln (EUR 446.0 mln as at 31 December 2023) subject to specific fair value hedging entirely against interest rate risk– mainly includes Italian government bonds in the amount of around EUR 1,451.9 mln, down from EUR 1,624.6 mln as at 31 December 2023 due to the sale on the market of some bonds approaching maturity. The line also includes EUR 1.3 mln (EUR 5.0 mln as at 31 December 2023) of exposures relating to senior notes of securitisation transactions originated by third parties.

The line “2. Equity instruments” (Level 3 column) includes the EUR 137.5 mln investment in the capital of Bank of Italy.

At the reporting date, the aggregate does not include equity securities arising from the recovery of impaired financial assets.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

3.2. Other financial assets measured at fair value through other comprehensive income: breakdown by borrower/issuer

	Total	Total
Items/Amounts	31 12 2024	31 12 2023
1. Debt securities	2,163,743	2,249,883
a) Central banks	-	-
b) Public entities	1,897,392	1,762,611
c) Banks	225,194	429,543
d) Other financial copanies	26,337	14,354
of which insurance companies	-	-
e) Non-financial companies	14,820	43,375
2. Equity instruments	173,621	227,373
a) Banks	151,739	200,966
b) Other issuers:	21,882	26,407
- Other financial copanies	11,232	17,770
of which insurance companies	-	-
- Non-financial companies	10,635	8,622
- Others	14	14
3. Loans	-	-
Total	2,337,364	2,477,256

The main cumulative losses relating to equity securities of evidently poor credit quality refer to the investee Restart S.r.l. and were fully recognised in previous financial years, for an amount of EUR 0.5 mln.

The write-downs of equity instruments of clearly poor credit quality, made by the Group during the course of the financial year are of irrelevant amount.

3.3 Other financial assets measured at fair value through other comprehensive income: gross value and total value adjustments

	Gross exposure					Value adjustments
	Stage 1				Purchased or				Purchased or
		of which: low credit risk instruments	Stage 2	Stage 3	originated credit impaired financial assets	Stage 1	Stage 2	Stage 3	originated credit impaired financial assets	Total Partial write-off (*)
Debt securities	2,163,610	2,108,869	2,674	-	-	1,210	1,331	-	-	-
Loans	-	-	-	-	-	-	-	-	-	-
Total 31 12 2024	2,163,610	2,108,869	2,674	-	-	1,210	1,331	-	-	-
Total 31 12 2023	2,237,398	2,106,236	14,645	-	-	1,899	261	-	-	-

* Value to be presented for disclosure purposes

BANCA MONTE DEI PASCHI DI SIENA

Section 4 - Financial assets measured at amortised cost - Item 40

4.1 Financial assets measured at amortised cost: breakdown of loans to banks

	Total 31 12 2024
	Book value				Fair value
Type of transaction/Amount	Stage 1 and Stage 2	Stage 3	of which: impaired or originated impaired financial assets	Total	L1	L2	L3	Total
A. Loans to central banks	560,821	-	-	560,821	-	560,821	-	560,821
1. Time deposits	25,001	-	-	25,001	X	X	X	X
2. Compulsory reserve	535,006	-	-	535,006	X	X	X	X
3. Reverse repurchase agreements	-	-	-	-	X	X	X	X
4. Others	814	-	-	814	X	X	X	X
B. Loans to bank	2,797,015	8,033	-	2,805,048	2,945	2,706,616	8,033	2,717,594
1. Loans	2,059,426	8,033	-	2,067,459	-	2,058,846	8,033	2,066,879
1.1 Current accounts and demand deposits	-	-	-	-	X	X	X	X
1.2 Time deposits	37,776	-	-	37,776	X	X	X	X
1.3 Other loans	2,021,650	8,033	-	2,029,683	X	X	X	X
- Reverse repurchase agreements	856,438	-	-	856,438	X	X	X	X
- Finance leases	-	-	-	-	X	X	X	X
- Others	1,165,212	8,033	-	1,173,245	X	X	X	X
2. Debt securities	737,589	-	-	737,589	2,945	647,770	-	650,715
2.1 Sructured securities	-	-	-	-	-	-	-	-
2.2 Other debt securities	737,589	-	-	737,589	2,945	647,770	-	650,715
Total	3,357,836	8,033	-	3,365,869	2,945	3,267,437	8,033	3,278,415

The line “Loans to Central banks 2. Compulsory reserve” includes the balance of the compulsory reserve which, at the end of the financial year, amounted to EUR 535.0 mln (EUR 501.7 mln as at 31 December 2023). It should be noted that, in accordance with regulations on average maintenance levels, the end-of-period balance of the compulsory reserve may be subject to changes, also substantial, in relation to the Group’s contingent treasury requirements.

The item “Loans to banks, 1.3 Other loans – Other”, totalling EUR 1,173.2 mln, includes security deposits of approximately EUR 1,007.5 mln.

Note that the line “B.2.2 Other debt securities” includes EUR 428.3 mln (EUR 657.0 mln as at 31 December 2023) of assets subject to specific fair value hedging for interest rate risk.

At the reporting date of this financial statements, as in previous financial year, the aggregate does not include the Group’s senior, mezzanine and junior exposures with reference to own and third-party securitisation transactions.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

	Total 31 12 2023
	Book value				Fair value
Type of transaction/Amount	Stage 1 and Stage 2	Stage 3	Purchased or originated impaired financial assets	Total	L1	L2	L3	Total
A. Loans to central banks	526,753	-	-	526,753	-	526,753	-	526,753
1. Time deposits	25,001	-	-	25,001	X	X	X	X
2. Compulsory reserve	501,752	-	-	501,752	X	X	X	X
3. Reverse repurchase agreements	-	-	-	-	X	X	X	X
4. Others	-	-	-	-	X	X	X	X
B. Loans to bank	3,263,747	398	-	3,264,145	2,924	3,194,214	398	3,197,536
1. Loans	2,581,828	398	-	2,582,226	-	2,582,841	398	2,583,239
1.1 Current accounts	-	-	-	-	X	X	X	X
1.2 Time deposits	17,136	-	-	17,136	X	X	X	X
1.3 Other loans	2,564,692	398	-	2,565,090	X	X	X	X
- Reverse repurchase agreements	1,030,587	-	-	1,030,587	X	X	X	X
- Finance leases	-	-	-	-	X	X	X	X
- Others	1,534,105	398	-	1,534,503	X	X	X	X
2. Debt securities	681,919	-	-	681,919	2,924	611,373	-	614,297
2.1 Sructured securities	-	-	-	-	-	-	-	-
2.2 Other debt securities	681,919	-	-	681,919	2,924	611,373	-	614,297
Total	3,790,500	398	-	3,790,898	2,924	3,720,967	398	3,724,289

BANCA MONTE DEI PASCHI DI SIENA

4.2 Financial assets measured at amortised cost: breakdown of loans to customers

	31 12 2024
	Book value				Fair value
Type of transaction/Amount	Stage 1 and Stage 2	Stage 3	of which: impaired or originated impaired financial assets	Total	L1	L2	L3	Total
1. Loans	75,059,674	1,860,577	2,156	76,922,407	-	7,032,613	69,751,754	76,784,367
1.1 Current accounts	2,643,000	63,327	197	2,706,524	X	X	X	X
1.2. Reverse repurchase agreements	7,035,199	-	-	7,035,199	X	X	X	X
1.3. Mortgage	50,505,907	1,520,290	1,645	52,027,842	X	X	X	X
“1.4. Credit cards, personal loans and fifth-of-salary backed loans”	1,453,661	6,175	-	1,459,836	X	X	X	X
1.5. Finance lease	2,411,284	103,748	-	2,515,032	X	X	X	X
1.6. Factoring	2,450,177	15,666	-	2,465,843	X	X	X	X
1.7. Other transactiones	8,560,446	151,371	314	8,712,131	X	X	X	X
of which: operating receivable	4,610	77	-	4,687	X	X	X	X
of which: leased assets under construction	91,298	1,984	-	93,282	X	X	X	X
2. Debt securities	10,237,664	-	-	10,237,664	8,552,855	1,285,620	-	9,838,475
1.1. Structured securities	1,103,945	-	-	1,103,945	1,020,002	-	-	1,020,002
1.2. Other debt securities	9,133,719	-	-	9,133,719	7,532,853	1,285,620	-	8,818,473
Total	85,297,338	1,860,577	2,156	87,160,071	8,552,855	8,318,233	69,751,754	86,622,842

“Loans to customers” also includes operating receivables for EUR 4.7 mln (EUR 15.3 mln as at 31 December 2023) - other than those connected with the payment for the supply of non-financial goods and services, posted to Asset item 150 “Other assets”, subject to the provisions pursuant to IFRS 9, paragraph 5.5.15 a) i).

The column “Purchased or originated credit impaired” for EUR 2.1 mln (EUR 2.7 mln as at 31 December 2023) is almost entirely made up of assets originating from restructuring agreements on non-performing positions.

In line “2.1 Structured securities” as at 31 December 2024, EUR 1,103.9 mln (EUR 1,109.0 mln as at 31 December 2023) refers to fixed-rate debt securities additionally indexed to inflation.

Line “2.2 Other debt securities” equal to EUR 9,133.7 mln comprises mainly Italian government bonds in the amount of EUR 7,253.1 mln (EUR 7,389.6 mln as at 31 December 2023). In addition, EUR 818.7 mln (EUR 1,003.9 mln as at 31 December 2023) of the senior notes pertaining to the securitisation transaction of the MPS Group’s bad loan portfolio. The line also includes bonds not listed in active markets issued mainly by local government bodies, e.g. municipal bonds (it.: Buoni Ordinari Comunali, BOC).

Finally, with respect to the total debt securities of EUR 10,237.7 mln, this figure includes EUR 3,286.5 mln (EUR 3,885.2 mln as at 31 December 2023) in securities subject to fair value micro-hedging for interest rate risk and EUR 1,463.2 mln in floating-rate securities subject to micro-hedging for cash flow risk.

“Loans to customers” include loans disbursed with funds made available by the Government or by other public institutions, with the Group adopting partial or total risk. These funds are managed under the agreements signed by the Group with Cassa Depositi e Prestiti (hereinafter CDP), in direct cooperation with ABI, and with regional financial institutions. In particular, the Group adhered to the agreements specifically structured by ABI and CDP to support the business sector, to support private individuals and in favour of the territory for natural disasters. Except for the latter agreement, whose subsidised loans are backed by State guarantee, the loans disbursed by the Group are characterised by conditions released from the CDP funding, subject to independent negotiation between the parties, and are mandatorily assigned as collateral to CDP.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

In 2024, the Group did not use CDP funds to support the business sector, instead only using funds dedicated to supporting territories affected by natural disasters.

Conversely, with regard to management of resources made available through regional or national measures, the Group’s operations refer to specific agreements stipulated with the regional financial institutions, such as Veneto Sviluppo, Finlombarda, Finpiemonte and Puglia Sviluppo, or other regional fund managers (Artigiancredito per il Fondo Multiscopo of the Emilia Romagna region), or with CDP regarding alternative instruments such as the so-called “Rotation Funds”. The resources are intended to encourage and support companies operating in certain areas and in specific economic sectors. These loans are generally disbursed with part of the funding made available with public funds and part with the Bank’s own resources (co-financing). The funding with public funds varies according to the initiative to be financed: the percentage is defined by specific Regional Laws or Resolutions and, as a rule, the public funds must be integrated with the Bank’s own resources to ensure the total coverage of the expenditure.

Finally, it should be noted that, in line with the Bank of Italy communication of the Bank of Italy of 14 March 2023 “Update of the provisions of Circular no. 262 - Bank financial statements: layouts and rules for compilation - concerning the impacts of COVID-19 and of the measures to support the economy”, the Group has provided a total of state-guaranteed loans (in application of the Law Decree no. 23, “Liquidity”, of 8 April 2020) for an amount of EUR 11.5 bn, with a book value of EUR 4,673.5 mln as at 31 December 2024 (EUR 7,064.2 mln as at 31 December 2023).

	31 12 2023
	Book value				Fair value
Type of transaction/Amount	Stage 1 and Stage 2	Stage 3	of which: impaired or originated impaired financial assets	Total	L1	L2	L3	Total
Loans	74,919,736	1,769,813	2,744	76,692,293	-	6,228,029	70,643,826	76,871,855
1.1. Current accounts	2,755,274	66,165	228	2,821,667	X	X	X	X
1.2. Reverse repurchase agreements	6,229,986	-	-	6,229,986	X	X	X	X
1.3. Mortgage	51,837,630	1,406,956	2,212	53,246,798	X	X	X	X
1.4. Credit cards, personal loans and fifth-of-salary backed loans	1,130,474	6,030	-	1,136,504	X	X	X	X
1.5. Finance lease	2,873,415	172,868	-	3,046,283	X	X	X	X
1.6. Factoring	1,776,975	12,618	-	1,789,593	X	X	X	X
1.7. Other transactiones	8,315,982	105,176	304	8,421,462	X	X	X	X
of which: operating recevaible	15,198	76	-	15,274	X	X	X	X
of which: leased assets under construction	192,144	1,874	-	194,018	X	X	X	X
Debt securities	10,061,226	-	-	10,061,226	8,256,268	1,234,846	-	9,491,114
1.1. Structured securities	1,109,029	-	-	1,109,029	973,952	-	-	973,952
1.2. Other debt securities	8,952,197	-	-	8,952,197	7,282,316	1,234,846	-	8,517,162
Total	84,980,962	1,769,813	2,744	86,753,519	8,256,268	7,462,875	70,643,826	86,362,969

BANCA MONTE DEI PASCHI DI SIENA

4.3 Financial assets measured at amortised cost: breakdown by borrower/issuer of loans to customers

	Total 31 12 2024			Total 31 12 2023
Type of transaction/Amount	Stage 1 and Stage 2	Stage 3	Purchased or originated credit impaired financial assets	Stage 1 and Stage 2	Stage 3	Purchased or originated credit impaired financial assets
1. Debt securities	10,237,664	-	-	10,061,226	-	-
a) Public entities	9,111,266	-	-	8,742,542	-	-
b) Other financial companies	919,158	-	-	1,112,425	-	-
of which: insurance companies	62,492	-	-	62,407	-	-
c) Non-financial companies	207,240	-	-	206,259	-	-
2. Loans to	75,059,675	1,860,576	2,156	74,919,736	1,769,813	2,744
a) Public Entities	1,518,697	9,442	-	1,699,013	6,970	-
b) Other financial companies	8,510,238	2,420	-	7,721,810	2,100	-
of which: insurance companies	7,887	-	-	334	-	-
c) Non-financial companies	31,460,165	1,156,763	1,950	31,926,044	1,069,315	2,559
d) Families	33,570,575	691,951	206	33,572,869	691,428	185
Total	85,297,339	1,860,576	2,156	84,980,962	1,769,813	2,744

4.4 Financial assets measured at amortised cost: gross exposure and total value adjustments

	Gross exposure					Total value adjustments
	Stage 1				Purchased				Purchased
Type of transaciotns/ Amount		of which: low credit risk instruments	Stage 2	Stage 3	or originated credit impaired financial assets	Stage 1	Stage 2	Stage 3	or originated credit impaired financial assets	Total Partial write-off (*)
Debt securities	10,118,410	9,809,348	867,819	-	-	5,961	5,015	-	-	-
Loans	67,746,600	-	10,394,196	3,579,404	2,920	112,185	348,689	1,710,795	764	19,501
31 12 2024	77,865,010	9,809,348	11,262,015	3,579,404	2,920	118,146	353,704	1,710,795	764	19,501
31 12 2023	79,234,227	10,398,140	10,023,703	3,473,282	4,805	113,581	372,888	1,703,070	2,061	32,925

* Value to be presented for disclosure purposes

For financial assets included in the stage 3 column and for purchased or originated credit impaired financial assets, the gross value corresponds to the book value gross of the relative overall value adjustments; the latter are equal to the difference between the expected recovery value and the gross book value. For impaired financial assets purchased, the gross value corresponds to the purchase price and the adjustments correspond to the difference between the expected recovery value and the gross book value.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

Section 5 - Hedging derivatives - Item 50

5.1. Hedging derivatives: breakdown by type of contract and underlying asset

	Fair value 31 12 2024				NV as at
	Level 1	Level 2	Level 3	Total	31 12 2024
A. Financial derivatives	-	94,215	-	94,215	10,791,137
1) Fair value	-	77,298	-	77,298	9,399,137
2) Cash flows	-	16,917	-	16,917	1,392,000
3) Foreign investments	-	-	-	-	-
B. Credit derivatives	-	-	-	-	-
1) Fair value	-	-	-	-	-
2) Cash flows	-	-	-	-	-
Total	-	94,215	-	94,215	10,791,137

key

NV = Notional or Nominal Value

The table shows the positive book value (fair value) of hedging derivatives for hedges carried out through hedge accounting.

The year-on-year decrease in the positive fair value of fair value hedges is mainly due to the termination of certain fair value hedges.

Information on the underlying strategies and objectives of hedge transactions can be found in the Section “Market risks” of Part E - “Information on Risks and hedging policies”.

	Fair value 31 12 2023				NV as at
	Level 1	Level 2	Level 3	Total	31 12 2023
A. Financial derivatives	-	704,125	-	704,125	20,577,981
1) Fair value	-	704,125	-	704,125	20,577,981
2) Cash flows	-	-	-	-	-
3) Foreign investments	-	-	-	-	-
B. Credit derivatives	-	-	-	-	-
1) Fair value	-	-	-	-	-
2) Cash flows	-	-	-	-	-
Total	-	704,125	-	704,125	20,577,981

key

NV = Notional or Nominal Value

BANCA MONTE DEI PASCHI DI SIENA

5.2. Hedging derivatives: breakdown by hedged portfolios and type of hedging

	Fair Value							Cash Flows
	Micro-hedge
Transaction/Type of hedge	debt securities and interest rate	equity instruments and stock indices	currencies and gold	Credit	Commodities	Other	Macro-hedge	Micro-hedge	Macro-hedge	Foreign Investments	Total 31 12 2024
1. Financial assets measured at fair value through other comprehensive income	773	-	-	-	X	X	X	-	X	X	773
2. Financial assets measured at amortised cost	13,021	X	-	-	X	X	X	16,917	X	X	29,938
3. Portfolio	X	X	X	X	X	X	59,631	X	-	X	59,631
4. Other transactions	-	-	-	-	-	-	X	-	X	-	-
Total assets	13,794	-	-	-	-	-	59,631	16,917	-	-	90,342
1. Financial liabilities	3,873	X	-	-	-	-	X	-	X	X	3,873
2. Portfolio	X	X	X	X	-	X	-	X	-	X	-
Total liabilities	3,873	-	-	-	-	-	-	-	-	-	3,873
1. Expected transactions	X	X	X	X	X	X	X	-	X	X	-
2. Financial assets and liabilities portfolio	X	X	X	X	X	X	-	X	-	-	-
Total	17,667	-	-	-	-	-	59,631	16,917	-	-	94,215

The table shows the positive fair values of hedging derivatives, classified by hedged assets or liabilities and type of hedging implemented.

In particular, for financial assets, fair value micro-hedging was used to hedge against interest rate risk on bonds classified in the portfolio “Financial assets measured at fair value through other comprehensive income”, in order to protect the portfolio from unfavourable interest rate changes; fair value macro-hedging of the interest rate risk refers to hedges of optional components implicit in floating-rate mortgage loans. Fair value macro-hedging of interest rate risk refers to hedges of fixed-rate mortgage portfolios and optional components implicit in floating-rate mortgage portfolios. Cash flow micro-hedges, on the other hand, hedge against the risk that movements in the interest rate curve will reduce future cash flows on floating-rate debt securities classified within the “Financial assets measured at amortised cost” portfolio.

With reference to financial liabilities, fair value micro-hedging of the interest rate risk refers primarily to hedges of liabilities represented by securities.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

Section 6 - Change in value of macro-hedged financial assets - Item 60

6.1 Change in value of hedged assets: breakdown by hedged portfolios

	Total	Total
Changes in value of hedged assets / Group components	31 12 2024	31 12 2023
1. Positive changes	158,844	148,025
1.1 of specific portfolios:	158,844	148,025
a) financial assets measured at amorised cost	158,844	148,025
b) financial assets measured at fair value through other comprehensive income	-	-
1.2 overall	-	-
2. Negative changes	570,391	709,208
2.1 of specific portfolios:	570,391	709,208
a) financial assets measured at amorised cost	570,391	709,208
b) financial assets measured at fair value through other comprehensive income	-	-
2.2 overall	-	-
Total	(411,547)	(561,183)

The value adjustment concerns mainly fixed and cap/floor floating rate mortgage loan portfolios that were fair value macro-hedged with derivatives to counter possible interest rate risk-induced fluctuations in value. As this is a macro-hedge, any gain or loss on the hedged item attributable to the risk hedged may not directly adjust the value of said item (unlike in micro-hedging), but must be presented in this separate line item of the assets. The amounts in this item must be removed from the balance sheet when the relevant assets or liabilities are derecognised.

The fair value of the corresponding hedging derivatives is shown in Table 5.2 (assets) or Table 4.2 (liabilities), both entitled “Hedging derivatives: breakdown by hedged portfolios and type of hedging”.

The assets subject to macro hedging of interest risk refer to fixed and cap/floor floating rate mortgage loan portfolios included in item 40 “Financial assets measured at amortised cost - Loans to customers”, amounted to EUR 9,915.4 mln as at 31 December 2024 (EUR 11,285.9 mln as at 31 December 2023). The sum of this amount and the one shown in this table expresses the book value of these receivables, adjusted for profit or loss attributable to the risk hedged.

BANCA MONTE DEI PASCHI DI SIENA

Section 7 – Equity investments – Item 70

7.1 Equity investments: information on shareholding

				Ownership Relationship
Company Name	Headquarters	Registered Office	Type of relationship (1)	Held by	Share holding %	Avail. % votes
A. Companies under joint control
Immobiliare Novoli S.p.a.	Florence	Florence	7	Banca Monte dei Paschi di Siena	50.000	-
B. Companies under significant influence
Axa Mps Assicurazioni Danni S.p.a.	Rome	Rome	8	Banca Monte dei Paschi di Siena	50.000	-
Axa Mps Assicurazioni Vita S.p.a.	Rome	Rome	8	Banca Monte dei Paschi di Siena	50.000	-
Fidi Toscana S.p.a.	Florence	Florence	8	Banca Monte dei Paschi di Siena	27.460	-
Microcredito di Solidarietà S.p.a.	Siena	Siena	8	Banca Monte dei Paschi di Siena	40.000	-

(1) Type of relationship:

7 = joint control;

8 = companies subject to significant influence.

(2) Votes available in the ordinary shareholders’ meeting, distinguishing between actual and potential

For further details on changes, see comments to table “7.5 - Equity investments: annual changes”.

7.2 Significant equity investments: book value, fair value and dividends earned

	Book value
Company name	31 12 2024	31 12 2023	Fair value	Dividends earned
A. Companies under joint control
B. Companies under significant influence
Axa Mps Assicurazioni Vita S.p.a.	565,995	523,598	-	-
Axa Mps Assicurazioni Danni S.p.a.	90,102	97,424	-	35,003
Fidi Toscana S.p.a.	15,587	15,587	-	-
Fondo Etrusco	-	84,375	-	480
Fondo Democrito	-	5,110	-	-
Total	671,684	726,094	-	35,483

The “Fondo Etrusco” and “Fondo Democrito” real estate funds, which were included within “Equity investments subject to significant influence” as at 31 December 2023, were reclassified during 2024 under “Financial assets measured at fair value through profit or loss” following the reassessment of the equity relationships existing between the Parent Company and these Real Estate Funds. The analysis showed that although the shareholdings exceed the thresholds of significant influence, the ability to actually exercise that influence was absent, as the Parent Company does not participate in the funds’ policy-making and decision-making process. Instead, the board of directors of Fabrica Sgr, a management company in which the Parent Company as not involvment.

At the reporting date or for the financial year of comparison, there are no equity investments arising from the recovery of impaired financial assets.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

7.3 Significant equity investments: accounting information

	Cash and cash equivalents	Financial assets	Non-financial assets	Financial liabilities	Non-financial liabilities	Total revenues	Net interest income	Value adjustments and writebacks on tangible and intangible assets	Profit (Loss) from current operations before tax	Profit (Loss) from current operations after tax	Profit (Loss) from discontinued operations after tax	Profit (Loss) for the year (1)	Other comprehensive income after tax (2)	Comprehensive income (3) = (1) + (2)
A. Companies under joint control
B. Companies under significant influence
Axa Mps Assicurazioni Danni S.p.a.	X	592,399	14,897	400,212	31,512	165,661	X	X	81,071	56,194	-	56,194	(369)	55,825
Axa Mps Assicurazioni Vita S.p.a.	X	18,765,371	304,163	17,759,412	14,109	1,075,136	X	X	110,413	82,535	-	82,535	(9,440)	73,095
Fidi Toscana S.p.a.	X	142,702	103,845	7	137,965	3,439	X	X	1,011	1,003	-	1,003	(535)	468

BANCA MONTE DEI PASCHI DI SIENA

7.3a - Reconciliation of accounting information with the book value of equity investments

	AXA MPS ASSICURAZIONI DANNI S.P.A.	AXA MPS ASSICURAZIONI VITA S.P.A.	FIDI TOSCANA S.P.A.	FONDO ETRUSCO	FONDO DEMOCRITO
Shareholding	50.00%	50.00%	27.46%	48.00%	52.22%
Cash and cash equivalents	X	X	X	X	X
Financial assets	592,399	18,765,371	142,702	-	-
Non-financial assets	14,897	304,163	103,845	-	-
Fianlcial liabilities	400,212	17,759,412	7	-	-
Non-financiale liabilities	31,512	14,109	137,965	-	-
Shareholders’equity (100%)	175,573	1,296,012	108,576	-	-
Group shareholding	87,786	648,006	29,815	-	-
Cancellation of unrealised intragoup profit/loss	-	(44,683)	-	-	-
Goodwill	2,316	46,796	-	-	-
Value adjustments	-	-	(25,633)	-	-
Other increases/decreases	-	(84,124)	11,406	-	-
Book value of Associate company as at 31 12 204	90,102	565,995	15,588	-	-
Book value as at 31 12 2023	97,424	523,598	15,588	84,375	5,110
Profit (loss) for the year	56,194	82,535	1,003	-	-
Other comprehensive income after tax	(369)	(9,440)	(535)	-	-
Comprehensive income attributable to the Group	27,913	36,548	129	-	-
Dividends	(35,003)	-	-	(480)	-
Value/adjustments and writebacks	-	-	-	-	-
Other changes	(232)	5,849	(129)	(83,895)	(5,110)
Book value of Associate company as at 31 12 2024	90,102	565,995	15,588	-	-

7.3b – Significant equity investments: information on business

Company name	Type of business
Companies under significant influence
Axa Mps Assicurazioni Danni S.p.a.	Company specialising in P&C insurance, offering a comprehensive range of insurance solutions tailored to the needs of customers and businesses.
Axa Mps Assicurazioni Vita S.p.a.	Leading company in the domestic insurance market, offering innovative and advantageous solutions for all pension, insurance, savings and investment needs.
Fidi Toscana S.p.a.	A Tuscan financial company which aims to facilitate access to credit for small and medium businesses

The associates AXA MPS Assicurazioni Danni S.p.A. and AXA MPS Assicurazioni Vita S.p.A. are strategic for the Group.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

7.4 Non-significant equity investments: accounting information

Denominazione	Book value of equity investment	Total assets	Total liabilities	Total revenues	Gain (Loss) from continuing operations after tax	Gain (Loss) from groups of assets held for sale after tax	Gain (Loss) for the year (1)	Other comprehensive income after tax (2)	Comprehensive income (3) = (1) + (2)
A. Companies under joint control	-	123,934	122,806	21,742	2,226	-	2,226	-	2,226
B. Companies under significant influence	600	2,253	752	103	7	-	7	-	7

7.5 Equity investments: annual changes

	Total	Total
	31 12 2024	31 12 2023
A. Opening balance	726,691	750,678
B. Increases	75,217	107,240
B.1 Purchases	-	-
B.2 Write-backs	-	-
B.3 Revaluations	75,217	90,793
B.4 Other increases	-	16,446
C. Decreases	129,624	131,227
C.1 Sales	-	-
C.2 value adjustments	-	6,572
C.3 Write-downs	988	-
C.4 Other decreases	128,636	124,655
D. Closing balance	672,284	726,691
E. Total revaluation	-	-
F. Total write-downs	25,633	25,633

The line B.3 “Revaluations” include the portion of profits for the year almost entirely realised by the insurance investees and valued using the equity method.

The amount of EUR 128.6 mln recognised in line C4 “Other changes” mainly refers to the reclassification to the portfolio of “other Financial assets mandatorily measured at fair value”, starting in the fourth quarter of 2024, of the interests held in the Democritus and Etruscan Funds, in the amount of approximately EUR 88.0 mln. The same line includes, for the portion pertaining to the Group, the reduction in the value of shareholders’ equity of the investee companies due to the distribution of dividends, amounting to approximately EUR 35.5 mln.

Reported below is the main embedded goodwill:

Embedded goodwill	31 12 2024	31 12 2023
Axa Mps Assicurazioni Vita S.p.a.	46,796	46,796
Axa Mps Assicurazioni Danni S.p.a.	2,316	2,316
Total	49,112	49,112

BANCA MONTE DEI PASCHI DI SIENA

7.6 Key considerations and assumptions to determine the existence of joint control or significant influence

The Group considers associate companies, and therefore subject to significant influence, those companies in which it holds a fifth or more of voting rights (including potential voting rights) or in which – despite a lower percentage of voting rights– it has the power of participating in the determination of the financial and operating policies of the investee on account of specific legal agreements such as, for example, the participation in shareholders’ agreements, the participation in important committees of the investee as well as the presence of vetoing rights on significant decisions.

Certain equity interests exceeding 20%, in which the Group doesn’t have the power to participate in determining financial and operating policies but only can exercise governance right limited to the protection of proprietary interest, are not considered associates subject to significant influence.

The Group considers jointly controlled those companies with respect to which the following circumstances occur simultaneously:

•	if an agreement has been entered into that assigns co-participation in the management of the investee’s activities via a presence on the Board of Directors;

•	none of the parties participating in the agreement holds exclusive control;

•	decisions relating to relevant activities are made unanimously by the parties identified (each has an implicit or explicit veto right with regard to relevant decisions).

7.7 Covenants on equity investments in jointly controlled companies

No covenants on equity investments in jointly controlled companies are reported.

Covenants on equity investments in companies subject to significant influence

In the context of the agreements implementing the Bancassurance Framework Agreement between AXA and MPS signed in 2007 (hereinafter the “Framework Agreement”), the shareholders’ agreement signed in 2007 (the “Shareholders’ Agreement”), which regulates the corporate governance of the companies, AXA MPS Assicurazioni Vita S.p.A. (hereinafter “AMAV”) and AXA MPS Assicurazioni Danni S.p.A. (hereinafter “AMAD”), provides, inter alia, for put and call options in favour of AXA and MPS, respectively, which may be exercised by them upon the occurrence of the following events: change of control, breach of the lock-up, termination and natural dissolution of the Framework Agreement, serious breach and, finally, invalidity of the entire Framework Agreement as a result of a final and no longer appealable arbitration decision or ruling.

The exercise price of the options in question is equal to the market value of the AMAD and AMAV shares defined as their value at the date of the last day of the calendar quarter preceding the quarter of the calendar year in which the communication of the exercise of the put option of AXA or the call option of MPS, as the case may be, is received by MPS or AXA, respectively. This value, established on the basis of the guidelines contained in the Shareholders’ Agreement, is compliant with the methods usually adopted in the practice for the valuation of companies operating in the insurance sector, and refers to general principles and methods consistent with the definition of fair value as stated in IFRS 13.

In general, the aforementioned options are linked to conditions precedent and have a protective value typical of joint venture agreements. From an accounting point of view, it should be noted that the put and call options related to all the events mentioned above are not recognised in the Group’s Financial Statements, as they do not qualify as derivatives pursuant to the definition stated in IFRS 9. In this regard, it should be noted thatthe exercise price of the options is given by the fair value of the underlying, therefore the option price is always zero or in cases where the options provide for a weighting factor applied to the exercise price other than 100%, the value of these options is substantially zero given the remote probability of the exercise, which is connected to events under the control of the parties and producing unfavourable economic effects for the party that activates them.

7.9 Significant restrictions

As at the reporting date, there are no significant restrictions on the ability of the jointly controlled company or associated companies to transfer funds to Group companies, except those attributable to regulatory legislation, which may require the maintenance of a minimum amount of own funds, or the provisions of the Italian Civil Code on distributable profits and reserves.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

7.10 Other information

The valuation with the synthetic equity method is carried out on the basis of the Financial Statements referring to 31 December 2024 for the insurance investees; for other companies over which the Group exercises a significant influence or holds joint control and for which the timing of availability of the financial statements at the end of the financial year is not compatible with the timing of the closing of the consolidated Financial Statements of the MPS Group, reference is made to the last available accounting report, represented, in most cases by the accounting situation as at 30 June 2024. In any case, when the accounting reports of the associate or joint venture used in applying the equity method refer to a date other than the financial statements of the MPS Group, adjustments are made to take into account any effects of significant transactions or events that occurred between that date and the reporting date of the MPS Group.

Impairment tests on equity investments

As required by the IFRS accounting standards, the equity investments are subject to the impairment test in order to assess whether there is objective evidence that might render the book value of these assets not entirely recoverable. The process of recognising impairment involves verifying the presence of certain indicators and calculating any write-down. For further details, please refer to Part A of these Notes to the consolidated financial statements, paragraph “Use of estimates and assumptions - Methods for determining impairment of equity investments”. In the presence of breach of the impairment indicators, the recoverable value was calculated using two distinct approaches:

•	for companies without positive income or without a multi-year forecast plan a valuation method based on the company’s equity as at 31 December 2024 was used;

•	for companies with positive income and/or a multi-year forecast plan the valuation method used was based on the discounting of the dividend flows that may be distributed by the investee company (DDM).

The valuations as at 31 December 2024 did not show any need for value adjustments; the valuations referred to the previous year had shown the need to make a value adjustment of EUR 6.6 mln for the company under significant influence, Fidi Toscana S.p.A.

Section 8 – Insurance activities – Item 80

No values are shown in this section as the insurance companies in which the Group holds equity investments are associates, and therefore these investments are consolidated using the synthetic equity method.

BANCA MONTE DEI PASCHI DI SIENA

Section 9 - Property, plant and equipment - Item 90

9.1 Property, plant and equipment used in the business: breakdown of assets valued at cost

	Total
Asset/Amount	31 12 2024	31 12 2023
1. Assets owned	188,911	199,806
a) land	-	-
b) buildings	-	-
c) furniture and furnishings	128,187	132,335
d) electronic systems	38,860	40,891
e) other	21,864	26,580
2. Right of Use acquired through leasing	159,496	185,017
a) land	-	-
b) buildings	159,132	183,733
c) furniture and furnishings	-	155
d) electronic systems	-	-
e) other	364	1,129
Total	348,407	384,823
of which: obtained throught the enforcement of the guarantees received	-	-

All the Group’s tangible assets are measured at cost with the exception of land and buildings.

Item 1 “Assets owned –c) furnishings” includes artworks whose value amounts to EUR 119.4 mln (EUR 119.8 mln at 31 December 2023).

The rights of use acquired under leasing are nearly entirely attributable to lease contracts used as branches and as spaces intended to accommodate ATMs or internal offices.

As at the reporting date of these Financial Statements, as well as in the comparison financial year, there are no tangible assets obtained through the enforcement of guarantees.

9.2 Property, plant and equipment held for investment: breakdown of assets valued at cost

There were no assets measured at cost.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

9.3 Property, plant and equipment used in the business: breakdown of revalued assets

	Total 31 12 2024				Total 31 12 2023
Asset/Amount	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
1. Assets owned	-	-	1,451,630	1,451,630	-	-	1,531,684	1,531,684
a) land	-	-	826,877	826,877	-	-	883,548	883,548
b) buildings	-	-	624,753	624,753	-	-	648,136	648,136
c) furniture and furnishings	-	-	-	-	-	-	-	-
d) electronic systems	-	-	-	-	-	-	-	-
e) other	-	-	-	-	-	-	-	-
2. Right of Use acquired through leasing	-	-	-	-	-	-	-	-
a) land	-	-	-	-	-	-	-	-
b) buildings	-	-	-	-	-	-	-	-
c) furniture and furnishings	-	-	-	-	-	-	-	-
d) electronic systems	-	-	-	-	-	-	-	-
e) other	-	-	-	-	-	-	-	-
Total	-	-	1,451,630	1,451,630	-	-	1,531,684	1,531,684
of which: obtained throught the enforcement of the guarantees received	-	-	-	-	-	-	-	-

Land and buildings classified as tangible assets used in the business are valued according to the restated value criterion, for valuation subsequent to initial recognition. The line “land” expresses the value of land separately from the value of buildings.

As at 31 December 2024, the Group has granted operating leases of owned assets for business use totalling EUR 2.4 mln, entirely in the categories a) land and b) buildings. For more information on the Group’s lease assets, see Part M of these Notes to the Financial Statements.

There were no property, plant and equipment obtained by means of financial leases or through the enforcement of guarantees at the reporting date of these Financial Statements or for the financial year of comparison.

BANCA MONTE DEI PASCHI DI SIENA

9.4 Property, plant and equipment held for investment: breakdown of assets measured at fair value

	31 12 2024				31 12 2023
Asset/Amount	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
1. Assets owned	-	-	286,681	286,681	-	-	285,247	285,247
a) land	-	-	114,904	114,904	-	-	127,300	127,300
b) buildings	-	-	171,777	171,777	-	-	157,947	157,947
2. Right of Use acquired through leasing	-	-	-	-	-	-	-	-
a) land	-	-	-	-	-	-	-	-
b) buildings	-	-	-	-	-	-	-	-
Total	-	-	286,681	286,681	-	-	285,247	285,247
of which: obtained throught the enforcement of the guarantees received	-	-	27,844	27,844	-	-	25,764	25,764

Assets measured at fair value consist of owned real estate not used for business operations. In this regard, it should be noted that the Group does not hold investment assets represented by rights of use acquired through leases.

As at 31 December 2024, the Group has granted operating leases of owned assets held for investment purposes totalling EUR 55.9 mln, entirely attributable to the categories a) land and b) buildings. For more information on the Group’s leasing activity, see Part M of these Notes to the Consolidated Financial Statements.

The criteria for classification of property, plant and equipment as an investment property pursuant to IAS 40 are described in the accounting policies, to which reference is made. The disclosure required by IAS 40 paragraph 75 letter c) is not provided, as the classification is not difficult.

At the reporting date of these financial statements, or for the year of comparison, there were no cases under paragraph 75 letter g), h) of IAS 40 attributable to: restrictions on the feasibility of investment properties or on the remittance of income and collections related to the disposal; contractual obligations for the acquisition, construction or development of investment property or for repairs, maintenance or improvements.

9.5 Inventories of property, plant and equipment governed by IAS 2: breakdown

	Total
Assets/Amounts	31 12 2024	31 12 2023
1. Inventories of property, plant and equipment obtained through enforcement of the guarantees	-	153
a) Land	-	153
b) Buildings	-	-
c) Furniture and furnishings	-	-
d) Electronic systems	-	-
e) Others	-	-
2. Others inventories of property, plant and equipment	22,359	26,792
Total	22,359	26,945

Line “1. Inventories of property, plant and equipment, obtained through the enforcement of guarantees received” included land of the subsidiary Aiace, in liquidation, which is classified as “Non-current assets held for sale” at 31 December 2024.

“Other inventories of property, plant and equipment” mainly refer to properties of the Parent Company acquired following the merger by incorporation of former subsidiary MPS Immobiliare S.p.A. in 2014.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

9.6 Property, plant and equipment used in the business: annual changes

	Land	Buildings	Furniture and furnishings	Electronic systems	Others	Total 31 12 2024
A. Gross opening balance	916,330	1,519,369	536,757	839,584	525,481	4,337,521
A.1 Total net decrease	32,782	687,501	404,267	798,693	497,771	2,421,014
A.2 Net opening balance	883,548	831,868	132,490	40,891	27,710	1,916,507
B. Increases	1,903	73,344	1,662	16,560	4,650	98,119
B.1 Purchases	-	8,946	1,604	16,545	4,188	31,283
B.2 Capitalized expenditure on improvements	-	7,401	-	-	-	7,401
B.4 Increases in fair value booked to:	1,903	2,783	-	-	-	4,686
a) shareholders’ equity	-	501	-	-	-	501
b) profit and loss	1,903	2,282	-	-	-	4,185
B.5 Exchange gains	-	55	-	15	2	72
B.7 Other increases	-	54,159	58	-	460	54,677
C. Decreases	58,573	121,327	5,965	18,591	10,133	214,589
C.2 Depreciation	-	70,344	4,275	18,579	9,597	102,795
C.3 Impariment losses booked to:	-	765	-	-	-	765
a) shareholders’ equity	-	-	-	-	-	-
b) profit and loss	-	765	-	-	-	765
C.4 Decreases in fair value booked to:	19,998	8,135	-	-	-	28,133
a) shareholders’ equity	13,939	1,788	-	-	-	15,727
b) profit and loss	6,059	6,348	-	-	-	12,407
C.5 Negative exchange differences	-	-	-	-	-	-
C.6 Transfer to:	15,074	31,339	1,354	-	-	47,767
a) tangible asset held for investment	10,850	21,555	X	X	X	32,405
b) assets held for sale	4,224	9,784	1,354	-	-	15,362
C.7 Other decreases	23,501	10,744	336	12	536	35,129
D. Net closing balance	826,878	783,885	128,187	38,860	22,227	1,800,037
D.1 Total net decreases	32,782	737,842	385,785	815,785	506,407	2,478,601
D.2 Gross closing balance	859,660	1,521,727	513,972	854,645	528,634	4,278,638
E. Carried at cost	571,821	753,490	-	-	-	1,325,311

BANCA MONTE DEI PASCHI DI SIENA

The furniture, electronic systems and property, plant and equipment included in the “Other” column are valued at cost.

On the other hand, land and buildings are valued according to the restated value method, for valuation after initial recognition at cost.

Line B.4 “Positive changes in fair value” shows total changes of EUR 4.7 mln, of which EUR 4.2 mln charged to the Income Statement as write-backs resulting from previous impairment losses and EUR 0.5 mln to valuation reserves. Line C.4 “Negative changes in fair value” shows total changes of EUR 28.1 mln, of which EUR 12.4 mln was charged to the Income Statement and EUR 15.7 mln to the pre-existing valuation reserves. These changes result from the update of the value of real estate attributable to IAS 16 properties carried out as at 31 December 2024. For details of the valuation methodologies, see paragraph “Fair value level 2 and 3: measurement techniques and inputs used” in Part A of these Notes to the Financial Statements.

Line C3 “Impairment losses charged to: lett (b) income statement” shows the impairment on rights of use on properties.

Lines “B.7– Other changes” and “C.7 – Other changes”, in the column “buildings”, respectively show the increases and decreases related to the rights of use of some properties, resulting from renewals and the renegotiations of contracts finalised during the year (see table 9.6 a.). The same lines also show in the “land” column the transfers of value between the “building” component and that of the “land” of the same property, in relation to the fact that the unit of measurement considered in order to determine the valuation effects, to be recognised in shareholders’ equity or in the income statement based on the sign, is the individual property. In this regard, it must, in fact, be specified that the opening of the single property between the two components (“land” and “building”) is relevant for the purpose of calculating depreciation, depending on the different deterioration that characterises them; the aforementioned opening, on the other hand, is not relevant for the purpose of a separate determination of the valuation effects, taking into account that the two components of the same property cannot be sold separately.

Line C.6 letter a) “Transfers to property, plant and equipment held for investment purposes” mainly refers to the properties owned by the Group that were reclassified following the change of use of the prevailing portion of the property.

Line E – “Carried at cost” was shown as per the Bank of Italy’s instructions, it needs to be completed for assets accounted for at fair value.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

9.6 a Property, plant and equipment used in the business - rights of use acquired: annual changes

	Land	Buildings	Furniture and furnishings	Electronic systems	Others	Total 31 12 2024
A. Gross opening balance	-	417,842	190	20,800	7,461	446,293
A.1 Total net decrease	-	234,109	35	20,800	6,332	261,276
A.2 Net opening balance	-	183,733	155	-	1,129	185,017
B. Increases	-	36,291	57	-	584	36,932
B.1 Purchases	-	8,946	-	-	296	9,242
a) shareholders’ equity	-	55	-	-	-	55
B.7 Other increases	-	27,290	57	-	288	27,635
C. Decreases	-	60,892	212	-	1,349	62,453
C.2 Depreciation	-	42,854	-	-	1,016	43,870
C.3 Impariment losses booked to:	-	765	-	-	-	765
b) profit and loss	-	765	-	-	-	765
C.6 Transfer to:	-	6,527	212	-	-	6,739
Non current assets held for sale and disposal groups	-	6,527	212	-	-	6,739
C.7 Other decreases	-	10,746	-	-	333	11,079
D. Net closing balance	-	159,132	-	-	364	159,496
D.1 Total net decreases	-	277,728	35	20,800	7,348	305,911
D.2 Gross closing balance	-	436,860	35	20,800	7,712	465,407
E. Carried at cost	-	-	-	-	-	-

Line B.1 “Purchases” includes rights of use on properties deriving from the stipulation of new lease agreements.

The outcome of the impairment test carried out as at 31 December 2024 on the rights of use on properties led to the recognition of an impairment loss equal to EUR 0.8 mln recognised in the income statement item 210 “Net impairment losses/reversals on property, plant and equipment” and included in the aforementioned table in line “C.3 Impairment losses charged to the income statement”.

“Other increases” in line B.7 shows the changes in the book value of the rights of use resulting from the renewal of existing contracts. “Other decreases” in line C.7 are mainly due to:

•	renegotiations of the economic terms of existing contracts, agreed during the financial year;

•	release of rented properties as part of the branch closing plan.

BANCA MONTE DEI PASCHI DI SIENA

9.7 Property, plant and equipment held for investment: annual changes

	31 12 2024
	Lands	Builiding	Total
A. Opening balance	127,300	157,947	285,247
B Increases	14,376	32,684	47,060
B.1 Purchases	-	-	-
B.2 Capitalized expenditure on improvements	-	1,132	1,132
B.3 Increases in fair value	2,202	2,196	4,398
B.4 Write-backs	-	-	-
B.5 Exchange gains	-	-	-
B.6 Transfers from property used in the business	10,850	21,555	32,405
B.7 Other increases	1,324	7,801	9,125
C. Decreases	26,772	18,854	45,626
C.1 Sales	2,471	668	3,139
C.2 Depreciation	-	-	-
C.3 Decreases in fair value	11,474	11,310	22,784
C.4 Impairment losses	-	-	-
C.5 Exchange losses	-	-	-
C.6 Transfers to other asset potfolios	6,836	6,836	13,672
a) properties used in the business	-	-	-
b) Non-current assets held for sale and disposal groups	6,836	6,836	13,672
C.7 Other decreases	5,991	40	6,031
D. Closing balance	114,904	171,777	286,681
E. Measured at fair value	-	-	-

Property, plant and equipment held for investment purposes, consisting entirely of owned properties, are measured at fair value.

Lines B.3 “Positive changes in fair value” and C.3 “Negative changes in fair value” show the changes attributable to changes in fair value estimates following the update of appraisals as at 31 December 2024, which were negative for a total of EUR 18.4 mln. In this regard, it should be noted that, for the purposes of compiling the table in question, the valuation effects at fair value were represented as “open balances” between the land component and the building component for each building unit. In the table that breaks down the income statement item “260. Net gains (losses) on property, plant and equipment and intangible assets measured at fair value”, where the above mentioned valuation impact is reported, capital gains (losses) are however determined taking the individual property as reference unit.

Line C.6 “Transfers to: b) non-current assets held for sale and disposal groups” includes properties whose value is expected to be recovered mainly through sale transactions.

The sub-item “E. Measured at fair value”, to be completed for investment properties valued at cost, is blank as all properties are valued at fair value. As at 31 December 2024, therefore, the book value of property, plant and equipment held for investment purposes (sub-item D) corresponds to their fair value.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

9.8 Inventories of property, plant and equipment governed by IAS 2: annual changes

	Inventories of property, plant and equipment obtained through enforcement of the guarantees					Other Closing balance of
	Land	Buildings	Furniture and furnishings	Electronic systmes	Others	tangible assets	Total
A. Opening balance	153	-	-	-	-	26,792	26,945
B. Increase	74	-	-	-	-	197	271
B.1 Purchases	-	-	-	-	-	197	197
B.2 Write-backs	74	-	-	-	-	-	74
B.3 Exchange gains	-	-	-	-	-	-	-
B.4 Other increases	-	-	-	-	-	-	-
C. Decreases	227	-	-	-	-	4,630	4,857
C.1 Sales	-	-	-	-	-	3,009	3,009
C.2 Impairment losses	-	-	-	-	-	821	821
C.3 Exchange losses	-	-	-	-	-	-	-
C.4 Other decreases	227	-	-	-	-	800	1,027
D. Closing balance	-	-	-	-	-	22,359	22,359

9.9 Commitments to purchase property, plant and equipment

No commitments to purchase property, plant and equipment were registered in 2024, as was the case for the comparison financial year.

9.10 Property, plant and equipment: depreciation rates

Main categories of property, plant and equipment	%
Buildings	2.0% - 6.77%
Furniture and furnishings	10.0% - 12.0%
Alarm and video systems	20.0% - 30.0%
Electronic and ordinary office equipment	20.0%
Electronic data processing equipment	20.0% - 25.0%
Vehicles	20.0%
Telephones	20.0% - 25.0%

The percentages used for carrying out the depreciations with reference to the main categories of property, plant and equipment are presented in the table. Owing to their indefinite useful life, land and artworks are not depreciated. Investment property measured at fair value is not subject to depreciation.

For buildings for business use, the depreciation rates are determined on the basis of the cluster to which the individual building belongs. The different clusters are defined in terms of useful life, starting from a minimum of 5 years up to a maximum of 50 years.

Note that the rights of use acquired through leasing are depreciated based on the lease contract duration.

BANCA MONTE DEI PASCHI DI SIENA

Section 10 – Intangible assets – Item 100

10.1 Intangible assets: breakdown by type of assets

	31 12 2024			31 12 2023
Asset / Amount	Finite Life	Indefinite Life	Total	Finite Life	Indefinite Life	Total
A.1 Goodwill	X	7,900	7,900	X	7,900	7,900
A.1.1 Group	X	7,900	7,900	X	7,900	7,900
A.1.2 Minorities	X	-	-	X	-	-
A.2 Other intangible assets	148,166	-	148,166	170,324	-	170,324
of which software	147,199	-	147,199	169,170	-	169,170
A.2.1 Assets carried ad cost	148,166	-	148,166	170,324	-	170,324
a) internally generated intangible assets	29,085	-	29,085	33,354	-	33,354
b) other assets	119,081	-	119,081	136,970	-	136,970
A.2.2 Assets valued at fair value:	-	-	-	-	-	-
a) internally generated intangible assets	-	-	-	-	-	-
b) other assets	-	-	-	-	-	-
Total	148,166	7,900	156,066	170,324	7,900	178,224

All of the Group’s intangible assets are valued at cost and have a finite useful life with the exception of goodwill. Goodwill is not systematically amortised but tested for impairment (Impairment Test). The test performed did not result in any impairment losses.

In line “A.2.1 Assets carried at cost – a) internally generated intangible assets” includes intangible assets linked to internally generated technology in the amount of EUR 29.1 mln.

Line “A.2.1 Assets carried at cost – b) Other assets” includes software purchased from/developed by third parties for EUR 119.1 mln.

Software, recognised overall in the financial statements in the amount of EUR 147.2 mln, is normally amortised over a period of three to five years, except in special cases. Finally it should be noted that the analysis was carried out of the future service life of the main capitalised assets to check for impairment, leading to an adjustment of about EUR 1.8 mln.

During preparation of the 2024 financial statements, goodwill recognised was tested for recoverability or impairment. In accordance with Document 4 jointly published by Bank of Italy/Consob/IVASS on 3 March 2010 and provisions set out in IAS 36, “Impairment of Assets”, the activities carried out to perform the goodwill recoverability test are described below.

Impairment test on Group goodwill

Pursuant to IAS 36, all intangible assets with an indefinite useful life must be tested for impairment at least annually to verify the recoverability of value. The Group performs the impairment test with reference to 31 December of each year, and in any case each time the presence of loss indicators is recorded.

The aforementioned standard requires the determination of the recoverable value, defined as the higher value between fair value and value in use; if it is not possible to directly determine the recoverable value of the specific intangible asset recognised in the Financial Statements, it is necessary to determine the recoverable value of the cash-generating unit to which the asset belongs (hereinafter “CGU - Cash Generating Unit]”). In order to identify the CGUs to which to attribute assets to be tested for impairment, it is necessary that the potentially identified units generate cash inflows from continuing use which are largely independent of the cash inflows from other assets or groups of assets, which the Group is able to recognise separately in its management reporting system.

It should also be noted that the assessment procedure and parameters for the impairment test of goodwill were approved by the Board of Directors independently and in advance of the approval of the Consolidated Financial Statements.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

a) Identification of goodwill

The impairment test was carried out on goodwill; no other indefinite-life intangible assets are recognised in the financial statements.

b) Identification of cash-generating units and allocation of goodwill to the cash-generating units identified

According to IAS 36, each CGU or group of CGUs to which goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes and should not be larger than an operating segment as defined by IFRS 8 (“Operating Segments”).

In continuity with the approach adopted in the impairment test at 31 December 2023, the Group’s goodwill was tested by identifying those CGUs into which the Group’s operations can be broken down and it is possible to analyse the cash flows that these will be able to generate in future years, based on an approach consistent with the segment reporting presented in the financial statements and, therefore, with management reporting.

The CGUs are identified in line with operating segments (segment reporting), except for the Retail Banking operating segment where it is possible to identify two distinct CGUs, the Retail CGU and the Widiba CGU.

The CGUs, identified on the basis of the above, are as follows:

•	“Retail CGU”, which includes the Income Statement/Balance Sheet results of Retail customers (Value, Premium segments);

•	“Widiba CGU”, which includes the financial results of Banca Widiba (network of financial advisors and Self service channel);

•	“Wealth Management CGU”, which includes the income statement/balance sheet results of Private Banking customers (Private Banking and Family Office segments) and the subsidiary MPS Fiduciaria;

•	“CGU Corporate Banking”, which includes the income statement/balance sheet results of enterprise customers (SME, Corporate Client and Small Business segments) and the Foreign Branches;

•	“CGU Large Corporate e Investment Banking”, which includes the economic/equity results of Large Corporate customers, of the Corporate Finance and Investment Banking and Global Markets Business Units.

They are consistent with the method of primary representation of income/balance sheet data adopted by the Group (Segment Reporting). The goodwill is allocated to the Widiba CGU and is therefore the only CGU subjected to an impairment test.

c) Determination of the recoverable value of the CGU

On the basis of the IAS 36 accounting standard, the amount of the impairment loss is determined by the difference between the book value of the CGU and its recoverable amount, if lower. Recoverable amount is defined as the higher of:

•	Fair value net of costs to sell - the amount obtainable from the sale of an asset in a regular transaction between market participants, less the costs of disposal;

•	Value in use - the present value of estimated future cash flows expected to arise from the continuing use of an asset or from a cash-generating unit (CGU).

The Group’s goodwill as at 31 December 2024 was tested for impairment by identifying the recoverable amount of the Widiba CGU as the value in use estimated through the discounting of future distributable cash flows.

This test was conducted on the basis of the 2024 results of Banca Widiba, the 2025 projections of the subsidiary underlying the Group Budget (approved by the Parent Company’s Board of Directors in its meeting of 12 December 2024) and the 2026-2027 projections underlying the 2025 RAS (approved by the Parent Company’s Board of Directors on 5 February 2025), developed in accordance with the provisions of the 2024-2028 Business Plan, taking into account the macroeconomic scenario approved by the Board of Directors in its meeting of 7 November 2024.

BANCA MONTE DEI PASCHI DI SIENA

The recoverable amount was estimated by applying the Dividend Discount Model (DDM). According to this method, the value of a company is a function of the dividend flow that it is able to generate prospectively. In this case, the method used is the DDM in the Excess Capital variant, which assumes that the economic value of a company is equal to the sum of the present value of future cash flows generated in the chosen planning time horizon and distributable to shareholders while maintaining a level of capitalisation adequate to guarantee the expected future development, and the perpetual capitalisation of the flow of the last forecast year, depending on profitability at full capacity. The application of the DDM involves the use of the following formula:

where:

Ft = cash flows distributable to shareholders over the selected time horizon based on the economic and financial projections made, maintaining a satisfactory level of capitalisation.

i = discount rate represented by the cost of equity (ke).

VTa = present Terminal Value calculated as the value of a perpetual yield that is estimated according to an economically sustainable normalised cash flow consistent with the long-term growth rate (“g”).

Cash flow discount rates

To discount cash flows distributable to shareholders, the cost of equity was used, i.e. the return on equity required by investors/shareholders for investments with comparable risk characteristics. This rate, equal to 9.86%, is the cost of capital of the MPS Group as at 31 December 2024 according to the methodology validated by internal74 management committees and calculated using the Capital Asset Pricing Model (“CAPM”), based on the following formula:

ke = Rf + Beta * ERP+CR

where:

Rf = risk-free rate, equal to the rate on risk-free assets as 1-year average of the yield on the 10-year BUND, with a zero floor as at 31 December 2024.

Beta = correlation factor between actual share performance and overall performance of the reference market (measurement of the volatility of a stock relative to the market), equal to 1.145% (as at 31 December 2024, five years, weekly on the FTSE MIB index).

ERP = Equity Risk Premium, premium for the risk required by a mature market (US market, source: Damodaran).

CR = country risk premium that reflects the risk differential between a mature market and Italy (rating based default spread - Moody’s BAA3 - source: Damodaran).

The Terminal Value was calculated based on the following formula:

VT = normalised distributable cash flow/(ke – g)

considering a normalised cash flow and an assumed long-term growth rate (g) of 2.00%, approximated by the long-term inflation rate expected in Italy in the long term (“Inflation, end of period consumer prices” - “International Monetary Fund, World Economic Outlook Database, October 2024”).

Summary of valuation parameters

The distributable cash flows were therefore determined starting from the 2024-2027 income statement and balance sheet data, as illustrated above, with the following main measurement parameters, which reflect the most recent market conditions, used in determining the recoverable value of the CGU at 31 December 2024:

•	a target supervisory ratio (capital ratio) of 9.09% at 2027, taking into account the characteristics of Widiba’s business;

•	the CGU’s cost of capital (ke) equal to 9.86%, determined using the method described above;

•	a long-term growth rate (g) of 2.00%.

74	Group Finance and Liquidity Committee

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

d)  Impairment test results

The results (in mln euros) of the impairment test performed on the Widiba CGU on the basis of the analysis are presented below.

	Shareholders’ equity	Recoverable Value	Delta
Widiba CGU	234	329	95

In conclusion, the impairment test on goodwill did not bring to light impairment losses for the Widiba CGU, as the recoverable value is higher than the book value by EUR 95 mln.

e)  Sensitivity analysis

In compliance with the provisions of IAS 36, specific sensitivity analyses were carried out on the recoverable value, in order to be able to appreciate the variability of this last value with respect to reasonable changes in some parameters of the valuation model.

In particular, the parameters subject to sensitivity analysis were identified as:

•  “cost of capital (Ke)”;

•  “long-term growth rate (g)”;

used in the valuation model both for forecasting purposes (Terminal Value obtained as projection in perpetuity of the last available cash flow at rate “g”), and for the purposes of discounting future distributable cash flows (Ke) and Terminal Value (Ke and g).

Furthermore, the sensitivity analysis also concerned the cash flows used to determine the Terminal Value, corresponding to the expected net profit (loss) for the year in the last year of the updated multi-year projection.

The following table shows the differentials expressed in relative terms, between the recoverable value as determined above and the value obtained, in the event of decreasing and increasing the growth rate (g) and the cost of capital (Ke) respectively by 25 bps, with respect to the rates actually used, keeping all the remaining assumptions unchanged. These analyses lead to a reduction in value in use of between a minimum of -0.9% and a maximum of -1.4%. Finally, with reference to the cash flow considered in determining the Terminal Value, a 25% reduction generates a reduction in value in use of -8.5%; taking a stricter perspective, an impairment of goodwill would only occur in the presence of a reduction of more than 80% of the cash flows in Terminal Value.

	CHANGE IN VALUE USE
	Long-term growth rate (g)	Discount rate (Ke)	Cash flow in Terminal Value
	-25 bps	+25 bps	-25%
Widiba CGU	-0.9%	-1.4%	-8.5%

BANCA MONTE DEI PASCHI DI SIENA

10.2 Intangible assets: annual changes

		Other intangible assets: generated internally		Other intangible assets: other		Total
	Goodwill	finite life	Indefinite life	finite life	Indefinite life	31 12 2024
A. Opening balance	6,605,132	551,502	-	2,124,028	-	9,280,662
A.1 Total net decreases	6,597,232	518,148	-	1,987,058	-	9,102,438
A.2 Net opening balance	7,900	33,354	-	136,970	-	178,224
B. Increases	-	10,058	-	37,666	-	47,724
B.1 Purchases	-	-	-	37,652	-	37,652
B.2 Increases in internally generated intangible assets	X	10,058	-	-	-	10,058
B.3 Write-backs	X	-	-	-	-	-
B.4 Increases in fair value	-	-	-	-	-	-
- to net equity	X	-	-	-	-	-
- to profit and loss	X	-	-	-	-	-
B.5 Exchange gains	-	-	-	1	-	1
B.6 Other increases	-	-	-	13	-	13
C. Decreases	-	14,327	-	55,555	-	69,882
C.1 Sales	-	-	-	-	-	-
C.2 Write-downs	-	14,327	-	53,633	-	67,960
- Depreciation	-	13,699	-	52,434	-	66,133
- Write-downs	-	628	-	1,199	-	1,827
+ net equity	-	-	-	-	-	-
+ profit and loss	-	628	-	1,199	-	1,827
C.3 Decreases in fair value	-	-	-	-	-	-
- to net equity	X	-	-	-	-	-
- to profit and loss	X	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	-	-	-	1,508	-	1,508
C.5 Exchange losses	-	-	-	-	-	-
C.6 Other decreases	-	-	-	414	-	414
D. Net closing balance	7,900	29,085	-	119,081	-	156,066
D.1 Total net value adjustments	6,597,232	532,475	-	2,025,496	-	9,155,203
E. Gross closing balance	6,605,132	561,560	-	2,144,577	-	9,311,269
F. Carried at cost	-	-	-	-	-	-

Line C.4 “Transfers to non-current assets held for sale” refers to the intangible assets of the subsidiary Monte Paschi Banque S.A, which are being disposed of.

Line F - “Carried at cost” was left blank in accordance with Bank of Italy’s instructions, as it only needs to be completed for assets measured at fair value.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

10.3 Other information: amortisation rates

Main categories of intangible assets	%	residual depreciation period
Software	20.0% - 33.3%	3 years
Concessions and other licenses	20.0%

As at the balance sheet date, software is still in use which as been fully amortised (IAS 38, para 128).

Finally, there were none of the following as at 31 December 2024:

•	revalued intangible fixed assets;

•	intangible fixed assets acquired through government concessions (IAS 38, par. 44);

•	intangible fixed assets pledged as loan collaterals;

•	commitments to purchase intangible assets.

BANCA MONTE DEI PASCHI DI SIENA

Section 11 - Tax Assets and Liabilities - Item 110 (Assets) and Item 60 (Liabilities)

11.1 Deferred tax assets: breakdown

Items/Amounts	IRES with offsetting entry to P&L	IRES with offsetting entry to Balance Sheet	IRAP with offsetting entry to P&L	IRAP with offsetting entry to Balance Sheet	31 12 2024	31 12 2023
Receivables	194,743	-	28,291	-	223,034	266,718
Receivables (L. 214/2011)	74,678	-	9,844	-	84,522	203,632
Other financial instruments	258	-	2,186	-	2,444	3,006
Goodwill (L. 214/2011)	200,651	671	51,026	157	252,505	298,658
Goodwill	1,690	-	342	-	2,032	2,177
Property, plant and equipment	134,646	-	19,677	-	154,323	150,212
Intangible assets	166	-	107	-	273	122
Intangible assets (Law 214/2011)	14,248	-	3,198	-	17,446	20,366
Personnel expenses	815	4,154	148	20	5,137	5,482
ACE surplus	10,287	-	-	-	10,287	15,018
Tax losses	1,463,288	48,908	-	-	1,512,196	686,689
Financial instruments - valuation reserves	-	21,965	-	5,362	27,327	43,380
Others	222,084	-	5,462	-	227,546	237,930
Deferred tax assets (gross)	2,317,554	75,698	120,281	5,539	2,519,072	1,933,390
Offsetting with deferred tax liabilities	(13,243)	(59,508)	(2,037)	(11,666)	(86,454)	(90,865)
Deferred tax assets (net)	2,304,311	16,190	118,244	(6,127)	2,432,618	1,842,525

Deferred tax assets were recognised after verifying the existence of foreseeable future income (probability test). Impairments and reversals following probability testing are recognised in a balancing entry in the income statement, under taxation (item 300 “Tax (expense)/recovery on income from continuing operations”). For additional information, please refer to paragraph 11.8 “Other information” below.

In addition to deferred taxes referring to the main tax (at the rate of 24%) the amounts shown in the IRES column also include those relating to the additional IRES tax (3.5% rate) introduced by Italian Law no. 208 of 28 December 2015, paragraphs 65-66.

This net figure for this item increased during the year; for a more detailed description of individual effects, please refer to the following paragraphs of this Section.

The line “Loans” includes deferred tax assets recognised in respect of the remaining tenths of value adjustments on loans to customers recognised on first-time adoption of IFRS 9.

The line “Other” includes tax assets relating to provisions for risks and charges in respect of deductible costs expected for future financial periods and other residual items.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

11.2 Deferred tax liabilities: breakdown

	IRAP with	IRES with	IRES with	IRAP with
	offsetting	offsetting entry	offsetting	offsetting entry
	entry to	to Balance	entry to	to Balance	Total	Total
Items/Amounts	P&L	Sheet	P&L	Sheet	31 12 2024	31 12 2023
Property, plant and equipment and intangible assets	6,422	43,863	2,117	8,491	60,893	68,761
Financial instruments	5,231	-	94	-	5,325	7,381
Personnel expenses	4,053	-	-	-	4,053	4,666
Financial instruments - valuation reserves	-	15,333	-	3,040	18,373	13,660
Others	1	1,800	-	350	2,151	1,853
Deferred tax liabilities (gross)	15,707	60,996	2,211	11,881	90,795	96,321
Offsetting with deferred tax assets	(13,243)	(59,508)	(2,037)	(11,666)	(86,454)	(90,865)
Deferred tax liabilities (net)	2,464	1,488	174	215	4,341	5,456

In addition to deferred taxes referring to the main tax (at the rate of 24%) the amounts shown in the IRES column also include those relating to the additional IRES tax (3.5% rate) introduced by Italian Law no. 208 of 28 December 2015, paragraphs 65-66.

The line “Financial instruments – valuation reserves” includes tax liabilities relating to the valuation of cash flow hedge derivatives, as well as financial instruments classified in the portfolio “Financial assets measured at fair value through other comprehensive income” (OCI).

This net figure for this item decreased during the year; for the quantification of individual effects, please refer to the following paragraphs of this Section.

BANCA MONTE DEI PASCHI DI SIENA

11.3 Deferred tax assets: annual changes (with offsetting entry to the income statement)

	Total	Total
	31 12 2024	31 12 2023
1. Opening balance	1,835,647	1,460,999
2. Increases	1,075,879	927,059
2.1 Deferred tax assets arising during the year	1,065,562	914,394
a) relating to previous years	-	-
b) due to changes in accounting principles	-	-
c) write-backs	987,480	827,194
d) other	78,082	87,200
2.2 New taxes or increases in tax rates	-	-
2.3 Other increases	10,317	12,665
3. Decreases	473,690	552,411
3.1 Deferred tax assets derecognised during the year	457,874	500,357
a) reversals	457,874	498,755
b) write-downs of non-recoverable items	-	1,602
c) changes in accounting principles	-	-
d) other	-	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	15,816	52,054
a) conversion into tax credits pursuant to Law no. 214/2011	-	8,567
b) others	15,816	43,487
4. Total	2,437,836	1,835,647

The major components of “Deferred tax assets arising during the year” as reported in line 2.1 letter d) include those concerning:

•	taxed provisions to the provision for risks and charges made during the financial year;

•	the write-downs recorded during the year of owned properties for business use and investment purposes.

The amount shown in line 3.1 letter a) “Reversals” include deferred tax assets relating to:

•	the use of past tax losses to offset taxable income for the year;

•	the reversal of the portion of value adjustments on loans to customers, deductible during the year pursuant to art. 16 of Italian Law Decree 83/2015;

•	uses and reclassifications to the income statement of provisions for risks and charges taxed in previous years;

•	the reversal of amortisation of goodwill and other intangible assets;

•	the reversal of the tenth of the value adjustments on loans to customers recognised at the time of first-time adoption of IFRS 9.

The table shows the effects of the measurement of deferred tax assets based on the results of the probability test conducted as at 31 December 2024. Specifically, the amount in line 2.1(c) “Reversals” is due to the reversal of deferred tax assets relating to: tax losses accrued but not recognised in previous years, in relation to both IRES (in the Consolidated declaration) and the IRES surcharge (in the Parent Company’s separate declaration), and, to a residual extent, to other deductible temporary differences (these are DTAs that cannot be converted into tax credits pursuant to Law 214/2011, such as those relating to provisions for risks and charges, IFRS 9 FTA credit adjustments, etc.). For additional information, please refer to paragraph 11.8 “Other information” below.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

11.4 Deferred tax assets: changes under Italian Law 214/2011 (with offsetting entry to the income statement)

	Total	Total
Items/Amounts	31 12 2024	31 12 2023
1. Opening balance	521,524	575,738
2. Increases	-	675
3. Decreases	167,878	54,889
3.1 Reversals	167,876	45,695
3.2 Conversion into tax credits	-	8,567
a) arising from loss for the period	-	8,547
b) arising from tax losses	-	20
3.3 Other decreases	2	627
4. Closing balance	353,646	521,524

The amount shown in line 3.1 “Reversals” refers to the reversals of the portion of adjustments to loans to customers deductible in the year pursuant to Article 16 of Decree-Law 83/2015 and the amortisation of goodwill and other intangible assets.

11.5 Deferred tax liabilities: annual changes (with offsetting entry to the income statement)

	Total	Total
	31 12 2024	31 12 2023
Opening balance	22,608	24,796
2. Increases	887	4,732
2.1 Deferred tax liabilities arising during the year	101	1,142
a) relating to previous years	-	-
b) due to changes in accounting principles	-	-
c) other	101	1,142
2.2 New taxes or increases in tax rates	-	-
2.3 Other increases	786	3,590
3. Decreases	5,577	6,920
3.1 Deferred taxes derecognised during the year	2,227	4,969
a) reversals	2,227	4,969
b) due to changes in accounting principles	-	-
c) other	-	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	3,350	1,951
4. Closing balance	17,918	22,608

BANCA MONTE DEI PASCHI DI SIENA

11.6 Deferred tax assets: annual changes (with offsetting entry to equity)

	Total	Total
	31 12 2024	31 12 2023
1. Opening balance	97,743	140,419
2. Increases	2,233	10,968
2.1 Deferred tax assets arising during the year	1,562	10,905
a) relating to previous years	6	1,602
b) due to changes in accounting principles	-	-
c) other	1,556	9,303
2.2 New taxes or increases in tax rates	-	-
2.3 Other increases	671	63
3. Decreases	18,739	53,644
3.1 Deferred tax assets derecognised during the year	17,891	53,481
a) reversal	17,891	53,481
b) write-downs of non-recoverable items	-	-
c) due to changes in accounting principles	-	-
d) other	-	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	848	163
4. Closing balance	81,237	97,743

The cancelled deferred tax assets refer mainly to write-backs on financial instruments classified in the portfolio “Financial assets measured at fair value through other comprehensive income” (OCI).

11.6.1 Deferred tax assets: changes under Italian Law 214/2011 (with offsetting entry to equity)

	Total
Items/Amounts	31 12 2024	31 12 2023
1. Opening balance	1,132	1,132
2. Increases	-	-
3. Decreases	304	-
3.1 Reversals	304	-
3.2 Conversion into tax credit	-	-
a) arising from loss for the period	-	-
b) arising from tax losses	-	-
3.3 Other decreases	-	-
4. Closing balance	828	1,132

The table shows deferred tax assets that may be converted into tax credits pursuant to Italian Law 214/2011, recognised with an offsetting entry to equity. This refers to goodwill charged by the Parent Company to shareholders’ equity as it relates to past business combinations under common control.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

11.7 Deferred tax liabilities: annual changes (with offsetting entry to equity)

	Total	Total
	31 12 2024	31 12 2023
1. Opening balance	73,713	85,109
2. Increases	6,534	4,105
2.1 Deferred tax liabilities arising during the year	6,267	4,022
a) relating to previous years	-	-
b) due to changes in accounting principles	-	-
c) other	6,267	4,022
2.2 New taxes or increases in tax rates	-	-
2.3 Other increases	267	83
3. Decreases	7,370	15,501
3.1 Deferred tax liabilities derecognised during the year	6,377	14,515
a) reversal	6,377	14,515
b) due to changes in accounting principles	-	-
c) other	-	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	993	986
4. Closing balance	72,877	73,713

Increases mainly refer to deferred tax liabilities that arose during the year in relation to cash flow hedging derivatives and financial instruments classified in the portfolio of “Financial assets measured at fair value through other comprehensive income” (OCI).

The decreases mainly refer to the reabsorption of deferred tax liabilities recognised in previous years in relation to land and buildings (IAS 16).

BANCA MONTE DEI PASCHI DI SIENA

11.8 Other information

Probability test

In compliance with the provisions of accounting standard IAS 12 and the ESMA communication of 15 July 2019, the Group recognised deferred tax assets (DTA) after verifying the existence of future taxable income sufficient for the purposes of reabsorption of the same “Probability test”.

In this test, the different rules set forth in the Italian tax laws which impact the assessment in question were taken into account, in particular:

•	art. 2, paragraphs 55-59, of Italian Law Decree no. 225 of 29 December 2010 (converted, with amendments, by Italian Law no. 10 of 26 February 2011) which establishes the obligation for financial intermediaries to convert into tax credits DTAs (IRES and IRAP) relating to goodwill, other intangible assets and impairment losses on receivables, in the case of a loss in the statutory financial statements and/or a tax loss;

•	art. 84, paragraph 1 of the TUIR, which allows for the possibility of carrying forward IRES tax losses with no time limits;

•	paragraphs 61 to 66, art. 1, of the 2016 Stability Law (Italian Law no. 208 of 28 December 2015) reduced the IRES rate from 27.5% to 24% and simultaneously introduced an IRES additional tax of 3.5% for credit and financial institutions; both measures are effective as of 2017.

The MPS Group incurred significant consolidated tax losses in the past, particularly in 2016 and 2017, the residual amount of which as at 31 December 2024 was EUR 11.5 bn; these tax losses can be carried forward for offsetting against future taxable income without limits of amount and time and constitute the prerequisite for the recognition in the financial statements of corresponding DTAs, after verifying the existence of future taxable income. In its recent consolidated financial statements, the Group recognised DTAs on tax losses only to a minimal extent with respect to their nominal value, as the future taxable income considered in the valuation time period was largely absorbed by the reversal of DTAs relating to costs with deferred tax deductions, as well as ACE deductions which the Group’s main companies were able to benefit from as a result of the capital increases carried out from 2011 onwards; The repeal of this relief, in Italian Legislative Decree 216/2023, therefore increased the tax loss absorption prospects from 2023, triggering a partial reassessment of the related DTAs recognised in the Group’s Consolidated Financial Statements at 31 December 2023 (for more information, reference should be made to paragraph 11.8 - Part B - Information on the balance sheet in the explanatory notes to the Consolidated Financial Statements as at 31 December 2023).

In the first half of 2024, the Group noted that it had maintained the level of profitability recorded in 2023, which was well above the levels envisaged in the 2022-2026 Plan; moreover, on account of the favourable short/medium-term outlook in the banking sector and the fact that the targets set out in the Plan had substantially been achieved, on 5 August 2024 the Board of Directors of the Parent Company approved a new Business Plan for the period 2024-2028, which envisaged a consolidation and strengthening of the Group’s income growth.

Therefore, for the purpose of the DTA valuation, the Condensed Consolidated Half-Yearly Financial Statements as at 30 June 2024 took into account the new income projections for 2024-2028.

In terms of methodology, the probability test was carried out by following the steps listed below.

DTAs relating to goodwill, other intangible assets - limited to those registered before 2015 - and impairment losses and adjustments on receivables (“qualified” DTAs), were excluded from the total amount of DTAs for which the existence of sufficient future taxable income needs to be identified. This is because the above-mentioned art. 2, paragraphs 55-59 of Italian Law Decree 225/2010 made the recovery of that type of DTA certain, with respect to both IRES and IRAP, regardless of the presence of future taxable income. Indeed, the rule sets forth that, if taxable income for the financial year in which the recovery of qualified DTAs is expected is not sufficient to absorb them, the resulting tax loss would be convertible into a tax credit that may be, alternatively: i) used to offset, with no amount limits, the various taxes ordinarily due from the Bank, or ii) requested in the form of a refund, or iii) transferred to third parties. In addition, qualified DTAs may be converted into tax credit in advance of their natural maturity, in the event of a loss for the year in the statutory financial statements or voluntary liquidation, as well as subjection to bankruptcy proceedings.

In other words, for qualified DTAs the Probability test must be deemed automatically satisfied; this is also confirmed by the joint Bank of Italy, CONSOB and ISVAP document no. 5 of 15 May 2012 “Accounting treatment of deferred tax assets deriving from Italian Law 214/2011”.

For DTAs other than qualified DTAs, the financial year in which the relative recovery is expected has been identified (or estimated when uncertain).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

Estimates of taxable income for future financial years were made, consistent with the other relevant corporate valuation processes, on the basis of the expected evolution of the Group’s profit and loss accounts derived from the aforementioned income projections included in the 2024-2028 Group Business Plan, approved by the Parent Company’s Board of Directors on 5 August 2024. For the purposes of this valuation, the growth in future years’ profits outlined in the Business Plan has been prudentially limited to the first three years following the reporting date (2025-2027 in respect of the present Financial Statements as at 31 December 2024); From 30 June 2024, two refinements were also made with respect to the methodology used in previous financial statements for estimating taxable income for years following those of the first three-year period inferred from the Business Plan:

i.	from the first year following the three-year period onwards (from 2028 in the case of these Financial Statements), it is assumed that a pre-tax profit (“cap” or “average YoY income”) will be achieved which, projected over subsequent years for the twenty-year time horizon considered by the probability test and revalued at a growth rate g, allows expression of a Group return on equity (ROE) no higher than the average ROE recorded for the banking sector in the last 20 years; until 31 March 2024, the pre-tax profit projected beyond the three-year period of the Business Plan was equal to that of the last year of that three-year period; in the absence of that cap (i.e. if the methodology used up to the Interim Report s at 31 March 2024 were to be followed), the use of the new business plan projections would have resulted in an average ROE over the probability test time horizon higher than that expressed for the industry on average;

ii.	the growth rate g (of pre-tax profit projected beyond the first three-year period) was increased to 2% per year, instead of the 1.35% considered up to 31 March 2024, which was assumed to be equal to the nominal growth rate of the economy, in line with the inflation target under the ECB’s long-term monetary policy.

In order to reflect the level of uncertainty that characterises the actual realisation of long-term forecasts, a discount factor was applied to the forecast operating results (Risk-adjusted profits approach) equal to 9%, unchanged from that used for the Financial Statements as at 31 December 2023. This factor is calculated also taking into account observable market parameters. In greater detail, the prudential adjustment of taxable income is obtained by discounting the pre-tax profit forecasts for each year - up to a maximum 20-year time horizon from 2025 - by the factor of 9%, applied according to the compound capitalisation formula. This results in an increasing reduction of the future taxable flows taken into account, based on the time horizon of the estimate.

Taxable incomes were therefore estimated:

•	at domestic tax consolidation level, for the IRES Probability test, since the Group’s most significant companies pay this tax in accordance with articles 117 et seq. of the Income Tax Act (TUIR);

•	at individual level for IRES additional tax;

•	at individual level for IRAP.

The valuation exercise conducted with the model described above has resulted in an overall increase in value of DTAs for EUR 987.5 mln, with the following effects on the Group’s accounts:

•	with reference to DTAs for prior years’ consolidated tax losses, a write-down of EUR 863.0 mln;

•	with reference to DTAs for previous tax losses for purposes of additional IRES, a revaluation of EUR 123.4 mln;

•	with regard to DTAs other than “qualified” DTAs and those relating to ACE and tax losses, a total recovery in value equal to EUR 1.1 mln.

It should be noted that the valuation of the DTAs as at 31 December 2024, carried out according to the methodological assumptions used in the Financial Statements as at 31 December 2023, would still have resulted in the DTAs being revalued at EUR 592.7 mln. Indeed, in the previous Business Plan (2022-2026), it was envisaged that, starting with the present financial statements, the cap prudentially adopted based on the Group’s economic performance would be eliminated for the purpose of measuring DTAs. Therefore, the taxable income projections for 2025 and 2026 (above the cap, which was set at the projected income for 2024), which were previously excluded from the valuation, would be taken into account.

The DTA valuation in the present Financial Statements was also positively impacted by: the increase in the growth rate g, to the tune of EUR 69.6m; and the adoption of the (more positive) income projections included in the new 2024-2028 Business Plan, to the tune of EUR 325.2 mln.

If the cap (or “average YoY income”) methodology had not been refined during the year, adopting the new income projections included in the 2024-2028 Business Plan would have resulted in an additional DTA revaluation of EUR 973.6 mln compared to that actually recognised.

BANCA MONTE DEI PASCHI DI SIENA

As a result of the aforementioned valuation, the Group had DTAs not stated as assets in the Balance Sheet, totalling EUR 1,587.5 mln as at 31 December 2024 (EUR 2,575.7 mln as at 31 December 2023).

For the Group, this amount is a potential asset not subject to any time limits according to current tax legislation, with the exception of the limits to carrying forward, in case of extraordinary transactions, envisaged by art. 172 and 173 of Italian Presidential Decree no. 917/1986; the relative recognition in balance sheet assets will be evaluated at the future reporting dates based on the Group’s profit outlook.

The MPS Group’s tax losses, equal to EUR 11,512 mln, accrued mainly in 2016 and 2017, corresponding to the start of the Group’s restructuring process, and derive essentially from significant loan losses for both years. In particular, for 2016 the methodologies and parameters used in measuring loans had to be updated and for 2017 the realisable value of non-performing loans sold during 2018 had to be adjusted. Therefore, pursuant to the provisions of paragraph 36.c) of IAS 12, also taking into account increased Group profitability, it is believed that these unused tax losses derive from “identifiable causes that are unlikely to recur” and in this sense have been included in the valuation process for DTAs that can be partially recognised in financial statements. The following chart shows the expected trend related to the recovery of DTAs recognised in the Financial Statements as at 31 December 2024, both quantitatively and over time, broken down between convertible DTAs pursuant to Italian Law 214/2011, DTAs from non-convertible losses and other non-convertible DTAs.

Recovery DTAs trend
Net DTAs
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
Current value
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
Period
A - Convertible under Law 214/2011
B - Non convertible losses
C - Other non convertible

The probability test model in use in MPS Group includes some input data whose fluctuations in value can significantly influence the final result of the DTA valuation recognised in financial statements. Specifically, these are:

1.	total “average YoY income” or “cap” (pre-tax profit projected for the years beyond the first three years, taken from the three-year Business Plan – from 2028 onwards in the case of the present Financial Statements – which must express an ROE not higher than the average for the banking sector;

2.	discount rate of future results (coefficient used in the risk-adjusted profits approach);

3.	tax rates for IRES, IRES additional tax and IRAP.

Certain indications on the sensitivity of results of the valuation model are provided below, assuming both an increase and decrease in each of the input data listed above. The effects shown in the table refer to the difference that would have occurred for the tax item of the 2024 income statement, compared to what was actually recognised, changing the individual variable as indicated.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

		Effect on income		Effect on income
		statemetns of		statemetns of
		decrease in DTAs		increase in DTAs
Inputs	Decrease	(Eur/mln)	Increase	(Eur/mln)
Taxable income starting froml 2028	-100 mln	-140.1	+100 mln	140.1
Discount rate of prospective results	-1%	152.6	+1%	-135.6
IRES tax rate	-1%	-84.1	+1%	84.1

Current tax assets

	Total	Total
Items/Amounts	31 12 2024	31 12 2023
Prepayments of corporate income tax (IRES and IRAP)	14,505	476
Other tax credits and withholdings	186,189	375,653
Gross current tax assets	200,694	376,129
Offsetting with current tax liabilities	(96,422)	(67,748)
Net current tax assets	104,272	308,381

“Other tax credits and withholdings” consist of income IRES/IRAP credits resulting from prior tax returns in the amount of EUR 101.5 mln, which can be used as a set-off income tax credits claimed for refund, the tax credit arising from DTA transformation, Italian Law no. 214/2011 for the residual amount yet to be used and tax withholdings incurred.

Current tax liabilities

	31 12 2024			31 12 2023
	Booked to net	Booked to		Booked to net	Booked to
Items/Amounts	equity	P&L	Total	equity	P&L	Total
Corporate income tax (IRES IRAP) payables	(1,484)	99,181	97,697	(14,069)	85,413	71,344
Other current income tax payables	-	-	-	-	5	5
Gross current tax payables	(1,484)	99,181	97,697	(14,069)	85,418	71,349
Offsetting with current tax asset	(1,484)	97,906	96,422	(1,767)	69,515	67,748
Net current tax payables	-	1,275	1,275	(12,302)	15,903	3,601

BANCA MONTE DEI PASCHI DI SIENA

Section 12 - Non-current assets held for sale and disposal groups and associated liabilities - Item 120 (assets) and 70 (liabilities)

12.1 Non-current assets held for sale and disposal groups: breakdown by type of assets

	Total
	31 12 2024	31 12 2023
A. Individual assets
A.1 Financial assets	57,569	457
A.2 Equity investments	-	-
A.3 Property, plant and equipment	16,187	75,775
of which: obtained throught the enforcement of the guarantees received	227	-
A.4 Intangible assets	-	-
A.5 Other non-current assets	-	-
Total A	73,756	76,232
of which valued at cost	-	-
of which designated at fair value (level 1)	-	-
of which designated at fair value (level 2)	-	-
of which designated at fair value (level 3)	73,756	76,232
B. Asset groups (discontinued operations)
B.1 Financial assets held for trading	13	-
B.2 Financial assets designated at fair value	13	-
B.3 Financial assets available for sale	-	-
B.4 Financial assets held to maturity	-	-
B.5 Loans to banks	-	-
B.6 Loans to customers	249,219	-
B.7 Equity investments	-	-
B.8 Property, plant and equipment	14,859	-
B.9 Intangible assets	1,508	-
B.10 Other assets	789,310	-
Total B	1,054,909	-
of which valued at cost	1,048,284	-
of which designated at fair value (level 1)	13	-
of which designated at fair value (level 2)	-	-
of which designated at fair value (level 3)	6,612	-
C. Liabilities associated with individual assets held for sale
C.1 Payables	-	-
C.2 Securities	-	-
C.3 Other liabilities	-	-
Totale C		-
of which valued at cost		-
of which designated at fair value (level 1)		-
of which designated at fair value (level 2)		-
of which designated at fair value (level 3)		-
D. Liabilities associated with discontinued operations
D.1 Deposits from banks	912,736	-
D.2 Deposits from customers	-	-
D.3 Debt securities issued	-	-
D.4 Financial liabilities held for trading	39,136	-
D.5 Financial liabilities designated at fair value	24,827	-
Total D	976,699	-
of which valued at cost	976,699	-
of which designated at fair value (level 1)	-	-
of which designated at fair value (level 2)	-	-
of which designated at fair value (level 3)	-	-

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

In the line “A.1 Financial Assets” amounting to EUR 57.6 mln: EUR 50.0 mln refers to the shareholdings in the Bank of Italy for which preliminary purchase agreements were signed in December 2024; and EUR 7.6 mln refers to an additional equity security. These transactions are expected to be closed by the first half of 2025.

The line “A.3 Tangible Assets” amounting to EUR 16.2 mln consists entirely of real estate previously classified as property, plant and equipment held for investment purposes (IAS 40). During 2024, two properties and related artworks (classified under IFRS 5 as at 31 December 2023) were sold to Ardian for a total value of EUR 61.7 mln.

Line “B. Discontinued operations” and “D. Liabilities associated with discontinued operations” totalling EUR 1,054.9 mln and EUR 976.7 mln, respectively, refer to the subsidiary Monte Paschi Banque S.A classified as a discontinued operation under IFRS 5.

At the reporting date or for the financial year of comparison, there are no equity securities of clearly poor credit quality.

12.2 Other information

The following table provides information on the breakdown of the portfolio included in the “Discontinued operations” and “Liabilities associated to discontinued operations” reported in table 12.1 above and referring to the subsidiary Monte Paschi Banque SA as at 31 December 2024.

The sub-item “B7 Other assets” of table 12.1, amounting to EUR 789,3 mln, is mainly attributable to the item “Cash and cash equivalent”, the breakdown of which is shown in the table below

Cash and cash equivalents

	Total	Total
	31 12 2024	31 12 2023
a) Cash	2.699	3.348
b) Demand deposits with central banks	700.494	629.529
c) Demand deposits with banks	77.270	66.232
Total	780.463	699.109

The sub-item “B.3 Financial assets measured at amortised cost” in table 12.1, amounting to EUR 249.2 mln, refers to Loans to Bank for EUR 5.5 mln and EUR 243.7 mln “Loans to customers”. The following tables provide further details.

Financial assets measured at amortised cost: Loans to banks

	Book value
			of which: impaired
			or originated
	Stage 1 and		impaired financial
Type of transaction/Amount	Stage 2	Stage 3	assets	Total
A. Loans to central banks	4.657	-	-	4.657
2. Compulsory reserve	4.657	-	-	4.657
B. Loans to bank	825	-	-	825
1. Loans	825	-	-	825
1.2 Time deposits	825	-	-	825
Total 31 12 2024	5.482	-	-	5.482
Total 31 12 2023	8.681	-	-	8.681

BANCA MONTE DEI PASCHI DI SIENA

Financial assets measured at amortised cost: Loans to customers

	Book value
			of which: impaired
			or originated
	Stage 1 and		impaired financial
Type of transaction/Amount	Stage 2	Stage 3	assets	Total
Loans	221.056	22.683	-	243.739
1.1. Current accounts	15.438	-	-	15.438
1.3. Mortgage	199.470	22.683	-	222.153
1.4. Credit cards, personal loans and fifth-of-salary backed loans	2.192	-	-	2.192
1.7. Other transactiones	3.956	-	-	3.956
Total 31 12 2024	221.056	22.683	-	243.739
Total 31 12 2023	300.237	22.755	-	322.992

Sub-item ”D.1 Financial liabilities measured at amortised cost” in table 12.1, amounting to EUR 912.7 mln, consists of amounts due to bank of EUR 0.6 mln and amounts due to customers of EUR 912.2 mln. The table below shows the breakdown of amounts due to customers by product.

Financial liabilities measured at amortised cost: due to banks composition by type

EUR 0.6 mln of “Due to banks” is reported, broken down into “Current accounts and demand deposits” of EUR 0.3 mln and ‘Time deposits’ of EUR 0.3 mln.

Financial liabilities measured at amortised cost: due to customers composition by type

	31 12 2024	31 12 2023
Type of transactions/Amounts	Book value	Book value
1. Current accounts and demand deposits	852.932	923.304
2. Time deposits	51.545	45.929
3. Loans	145	729
3.2 Others	145	729
5. Lease liabilities	7.528	8.701
Total	912.150	978.663

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

Section 13 - Other assets - Item 130

13.1 Other assets: breakdown

	Total	Total
	31 12 2024	31 12 2023
Tax credits from the Revenue and other tax levying authorities	2,073,402	1,889,170
Third party cheques held at the cashier’s for collection	3,746	5,678
Cheques drawn on the Company held at the cashier’s for collection	718	982
Gold, silver and precious metals	100,441	95,369
Property inventory	-	-
Items in transit between branches	315	2,649
Items in processing	585,119	726,011
Receivables associated with the provision of goods and services	6,966	5,811
Improvements and incremental costs on third party assets other than those included under tangible assets	14,133	17,069
Prepaid expenses and accrued income not attributable to other line items	560,673	523,278
Biological assets	1,947	2,037
Other	323,109	251,430
Total	3,670,569	3,519,484

The lines “Items in processing” and “Other” include transactions which were cleared in early 2025.

The line “Tax credits from the Revenue and other tax levying authorities” includes EUR 1,804.8 mln (EUR 1,660.3 mln as at 31 December 2023) pertaining to tax credits, pursuant to the “Rilancio” Italian Law Decree acquired as a result of a transfer by direct beneficiaries or previous purchasers.

The line “Accrued income and prepaid expenses not attributable to its own separate item” includes a total of EUR 232.8 mln (EUR 242.0 mln as at 31 December 2023) as prepaid expenses for back office services outsourced, provided by suppliers continuously over the contract term and financially settled by the Group with decreasing amounts over time. For further details on the methods for identifying these types of services, please refer to Part A, paragraph “Other Information - Costs for constant services and decreasing payments” of these Notes to the Financial Statements.

The line “Other” also includes EUR 4.9 mln relating to recruitment incentives awarded to financial advisors upon achievement of funding targets, connected to the conclusion of new contracts with customers, which qualify as incremental costs for obtaining of the contract pursuant to IFRS 15. The assets attributable to these costs are systematically amortised over a time period corresponding to the transfer to the customer of the goods or services to which the asset refers, estimated at eight years.

The table above does not include cases attributable to the definitions of “contract assets” and “contract liabilities” at either the reporting date or for the comparison financial year, which would require disclosure pursuant to IFRS 15.116 and 118.

BANCA MONTE DEI PASCHI DI SIENA

LIABILITIES

Section 1 - Financial liabilities measured at amortised cost - Item 10

1.1. Financial liabilities measured at amortised cost: breakdown of due to banks

	Total 31 12 2024				Total 31 12 2023
		Fair value				Fair value
Items/accounts	Book value	Level 1	Level 2	Level 3	Book value	Level 1	Level 2	Level 3
1. Due to Central banks	8,510,879	X	X	X	13,148,229	X	X	X
2. Due to banks	1,300,442	X	X	X	1,350,604	X	X	X
2.1 Current accounts and demand deposits	80,650	X	X	X	288,575	X	X	X
2.2 Time deposits	34,477	X	X	X	1,215	X	X	X
2.3 Loans	678,703	X	X	X	185,622	X	X	X
2.3.1 Repurchase agreements	649,658	X	X	X	138,188	X	X	X
2.3.2 Other	29,045	X	X	X	47,434	X	X	X
2.4 Liabilities for commitments to repurchase own equity instruments	-	X	X	X	-	X	X	X
2.5 Lease liabilities	-	X	X	X	426	X	X	X
2.6 Other liabilities	506,612	X	X	X	874,766	X	X	X
Total	9,811,321	-	9,811,321	-	14,498,833	-	14,498,833	-

The balance of the item “Due to central banks” of EUR 8.5 bn (EUR 13.1 bn as at 31 December 2023) refers to funding from the ECB consisting of two short-term loans (“MRO/LTRO”), subscribed for EUR 7.5 bn in two auctions in 2023 and for EUR 1.0 bn in an auction in 2024. The decrease of EUR 5.6 bn compared to the balance as at 31 December 2023 is due to the completion of the TLTRO tranche repayments by June 2024.

Line 2.3.1 “Repurchase agreements” contains the financial liabilities arising from repo transactions with banks on both treasury securities and securities made available through reverse repurchase agreements or securities lending transactions.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

1.2 Financial liabilities measured at amortised cost: breakdown of due to customers

	Total 31 12 2024				Total 31 12 2023
		Fair value				Fair value
Type of transactions/Amounts	Book value	Level 1	Level 2	Level 3	Book value	Level 1	Level 2	Level 3
1. Current accounts and demand deposits	66,327,392	X	X	X	65,446,276	X	X	X
2. Time deposits	6,116,647	X	X	X	4,605,312	X	X	X
3. Loans	8,703,895	X	X	X	9,051,306	X	X	X
3.1 Reverse repurchase agreements	6,800,066	X	X	X	6,565,131	X	X	X
3.2 Others	1,903,830	X	X	X	2,486,176	X	X	X
4. Liabilities for commitments to repurchase own equity instruments	-	X	X	X	-	X	X	X
5. Lease liabilities	166,528	X	X	X	190,730	X	X	X
6. Other liabilities	1,317,733	X	X	X	1,128,457	X	X	X
Total	82,632,195	-	82,632,195	-	80,422,081	-	80,422,081	-

1.3 Financial liabilities measured at amortised cost: breakdown of debt securities issued

	Total 31 12 2024					Total 31 12 2023
Type of Securities/		Fair value					Fair value
Amounts	Book value	Level 1	Level 2	Level 3	Total	Book value	Level 1	Level 2	Level 3	Total
A. Listed securities
1. Bonds	9,802,805	8,687,964	1,437,666	-	10,125,630	9,969,331	8,715,149	1,411,629	-	10,126,778
1.1 Structured	-	-	-	-	-	-	-	-	-	-
1.2 Other	9,802,805	8,687,964	1,437,666	-	10,125,630	9,969,331	8,715,149	1,411,629	-	10,126,778
2. Other securities	505,091	-	505,091	-	505,091	136,282	-	136,282	-	136,282
2.1 Structured	-	-	-	-	-	-	-	-	-	-
2.2 Other	505,091	-	505,091	-	505,091	136,282	-	136,282	-	136,282
Total	10,307,896	8,687,964	1,942,757	-	10,630,721	10,105,613	8,715,149	1,547,911	-	10,263,060

The table shows funding represented by securities, including bonds and certificates of deposit (outstanding and maturities).

Liabilities are net of bonds and repurchased CDs. In this regard, it should be noted that as at 31 December 2024, as in the previous financial year, the Group has no outstanding issues with a State guarantee.

The table includes EUR 4,824.6 mln in liabilities subject to fair value micro-hedging (EUR 3,204.5 mln as at 31 December 2023), to hedge interest rate risk.

BANCA MONTE DEI PASCHI DI SIENA

1.4 Details of subordinated liabilities/securities

			Early
			repayment					31 12 2024		31 12 2023
	Date of	Date of.	starting					Nominal	book	Nominal	book
Type/Item	issue	maturity	from	Grand-fathering	Currency	Rate	Step up	value	value	value	value
Subordinated loans to bank
Subordinated loans to customers
Subordinated debts securities issued
Subordinated bond loan	18/01/18	18/01/28	18/01/23	NO	Eur	5,375% fixed*	NO	750,000	820,232	750,000	820,993
Subordinated bond loan	23/07/19	23/07/29	NO	NO	Eur	10,5% fixed	NO	300,000	311,797	300,000	311,448
Subordinated bond loan	22/01/20	22/01/30	22/01/25	NO	Eur	8,0% fixed	NO	400,000	428,321	400,000	427,992
Subordinated bond loan	10/09/20	10/09/30	10/09/25	NO	Eur	8,5% fixed	NO	300,000	304,628	300,000	304,179
Total								1,750,000	1,864,978	1,750,000	1,864,611

* 5.375% until 18 January 2023, subsequently 5Y EUR mid-swap rate + 5.005%

The subordinated bond with a nominal value of EUR 400 mln was fully repaid in advance on 22 January 2025.

1.5 Details of structured liabilities

This table was not completed as the Group has no such liabilities to report for either the current or the previous year.

1.6 Lease payables

Typs of operations/Values	31 12 2024	31 12 2023
Lease liabilities	236,706	196,933
Future minimum lease payment included in lease liabilities not discounted up to 5 years	200,033	153,948
Up to 1 month	6,890	6,693
from 1 to 3 months	5,069	4,829
from 3 months to 1 year	34,498	32,383
from 1 to 5 years	153,576	110,043
Not discounted outgoing cash flow for lease liabilities over to 5 years	36,673	42,985

The table shows the non-discounted outgoing cash flows for lease liabilities broken down by time bracket.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

Section 2 - Financial liabilities held for trading - Item 20

2.1 Financial liabilities held for trading: breakdown

	Total			31 12 2024

Type of transaction/		FV
Group item	NV	Level 1	Level 2	Level 3	Total	FV*
A. Balance-sheet liabilities
1. Due to banks	100,738	103,990	228	-	104,218	104,218
2. Due to customers	1,432,539	1,513,726	-	-	1,513,726	1,513,726
3. Debt securities issued	-	-	-	-	-	-
3.1 Bonds	-	-	-	-	-	-
3.1.1 Structured	-	-	-	-	-	X
3.1.2 Other	-	-	-	-	-	X
3.2 Other securities	-	-	-	-	-	-
3.2.1 Structured	-	-	-	-	-	X
3.2.2 Other	-	-	-	-	-	X
Total A	1,533,277	1,617,716	228	-	1,617,944	1,617,944
B. Derivatives
1. Financial derivatives		1,407	860,309	1,515	863,231
1.1 Trading	X	1,407	860,309	1,515	863,231	X
1.2 Fair value option (FVO)	X	-	-	-	-	X
1.3 Other	X	-	-	-	-	X
2. Credit derivatives		-	124,570	-	124,570
2.1 Trading	X	-	124,570	-	124,570	X
2.2 Fair value option (FVO)	X	-	-	-	-	X
2.3 Other	X	-	-	-	-	X
Total B	X	1,407	984,879	1,515	987,801	X
Total (A+B)	X	1,619,123	985,107	1,515	2,605,745	X

key

NV = Nominal or Notional Value

FV = Fair Value

FV*= Fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the date of issue

The criteria adopted for classification of financial instruments in the three levels of the “fair value hierarchy” are reported in Section A.3, “Information on fair value” of Part A, “Accounting policies” of the notes to the financial statements.

The amounts recognised in rows “1. Due to banks” and “2. Due to customers” mostly relate to those contained in rows “1. Debt securities” and “4. Loans” of asset table 2.1 “Financial assets held for trading”. Please also note that the sub-items “Due to banks” and “Due to Customers”, mentioned above, also incorporate uncovered short positions. They are designated at fair value in line with the method applied for “long” positions.

The fair value shown in the table in line B1.1.1 “Financial derivatives for trading” includes value adjustments owing to changes in the Group’s creditworthiness, Debit Value Adjustment (DVA), amounting to EUR 3.3 mln (EUR 9.3 mln as at 31 December 2023).

BANCA MONTE DEI PASCHI DI SIENA

	Total			31 12 2023

Type of transaction/		FV
Group item	NV	Level 1	Level 2	Level 3	Total	FV*
A. Balance-sheet liabilities
1. Due to banks	451,366	442,450	-	-	442,450	442,450
2. Due to customers	1,323,784	1,380,748	-	-	1,380,748	1,380,748
3. Debt securities issued	-	-	-	-	-	-
3.1 Bonds	-	-	-	-	-	-
3.1.1 Structured	-	-	-	-	-	X
3.1.2 Other	-	-	-	-	-	X
3.2 Other securities	-	-	-	-	-	-
3.2.1 Structured	-	-	-	-	-	X
3.2.2 Other	-	-	-	-	-	X
Total A	1,775,150	1,823,198	-	-	1,823,198	1,823,198
B. Derivatives
1. Financial derivatives		-	936,636	2,868	939,504
1.1 Trading	X	-	936,636	2,868	939,504	X
1.2 Fair value option (FVO)	X	-	-	-	-	X
1.3 Other	X	-	-	-	-	X
2. Credit derivatives		-	92,019	-	92,019
2.1 Trading	X	-	92,019	-	92,019	X
2.2 Fair value option (FVO)	X	-	-	-	-	X
2.3 Other	X	-	-	-	-	X
Total B	X	-	1,028,655	2,868	1,031,523	X
Total (A+B)	X	1,823,198	1,028,655	2,868	2,854,721	X

key

NV = Nominal or Notional Value

FV = Fair Value

FV*= Fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the date of issue

2.2 Details of item 20 “Financial liabilities held for trading”: subordinated liabilities

This table has not been completed as the Group has no such liabilities to report for either the current or the previous year.

2.3 Details of item 20 “Financial liabilities held for trading”: structured liabilities

This table has not been completed as the Group has no such liabilities to report for either the current or the previous year.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

Section 3 - Financial liabilities measured at fair value - Item 30

3.1. Financial liabilities measured at fair value: breakdown

	Total			31 12 2024

FV
Type of transaction / Amount	NV	Level 1	Level 2	Level 3	Total	FV*
1. Due to banks	-	-	-	-	-	-
1.1 Structured	-	-	-	-	-	X
1.2 Other	-	-	-	-	-	X
2. Due to customers	-	-	-	-	-	-
2.1 Structured	-	-	-	-	-	X
2.2 Other	-	-	-	-	-	X
3. Debt securities issued	70,441	-	119,670	-	119,670	127,005
3.1 Structured	-	-	-	-	-	X
3.2 Other	70,441	-	119,670	-	119,670	X
Total	70,441	-	119,670	-	119,670	127,005

key

NV = Nominal or Notional Value

FV = Fair value

FV*= Fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the date of issue

The table shows the financial liabilities represented by fixed-rate and structured bonds which have been classified at fair value and are subject to hedging. Hedging occurs through derivative contracts and is used to cover the risk of interest rate fluctuations and the risk resulting from embedded options.

In the income statement, positive and negative spreads or margins relative to derivative contracts until the reporting date are recognised as interest income and expense, while valuation profits and losses are posted under item 80 “Net profit (loss) from trading”. Profit/loss from financial liabilities measured at fair value is recognised:

•	among other revenue items without reversal to the income statement for the amount referring to changes in own creditworthiness;

•	in item 110 “Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss” of the income statement for the residual portion of the fair value change.

The above recognition method does not create nor expand accounting asymmetry in the profit (loss) for the year, as the effects of changes in the credit risk of the Group’s liabilities are not offset in the income statement by a change in the fair value of another financial instrument measured at fair value through profit or loss for the year.

BANCA MONTE DEI PASCHI DI SIENA

	Total			31 12 2023

FV
Type of transaction / Amount	NV	Level 1	Level 2	Level 3	Total	FV*
1. Due to banks	-	-	-	-	-	-
1.1 Structured	-	-	-	-	-	X
1.2 Other	-	-	-	-	-	X
2. Due to customers	-	-	-	-	-	-
2.1 Structured	-	-	-	-	-	X
2.2 Other	-	-	-	-	-	X
3. Debt securities issued	70,441	-	111,325	-	111,325	123,789
3.1 Structured	-	-	-	-	-	X
3.2 Other	70,441	-	111,325	-	111,325	X
Total	70,441	-	111,325	-	111,325	123,789

key

NV = Nominal or Notional Value

FV = Fair Value

FV*= Fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the date of issue

3.1.a Financial liabilities designated at fair value: fair value option approach

Liabilities for which the fair value option was adopted include natural hedges through debt security derivatives for a book value of EUR 119.7 mln (EUR 111.3 mln as at 31 December 2023).

3.1.b Financial liabilities measured at fair value: structured debt securities

This statement is not completed because for both the current year and the comparative year, the Group has no structured bonds issued and subject to fair value measurement.

3.2 Details of “Financial liabilities measured at fair value”: subordinated liabilities

This table was not completed as the Group has no such liabilities to report for either the current or the previous year.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

Section 4 - Hedging derivatives - Item 40

4.1. Hedging derivatives: breakdown by type of contract and underlying asset

	Fair value 31 12 2024				VN
	Level 1	Level 2	Level 3	Total	Total
A. Financial derivatives	-	358,391	-	358,391	11,105,812
1) Fair value	-	358,391	-	358,391	11,105,812
2) Cash flows	-	-	-	-	-
3) Foreign investments	-	-	-	-	-
B. Credit derivatives	-	-	-	-	-
1) Fair value	-	-	-	-	-
2) Cash flows	-	-	-	-	-
Total	-	358,391	-	358,391	11,105,812

	Fair value 31 12 2023				VN
	Level 1	Level 2	Level 3	Total	Total
A. Financial derivatives	-	330,193	-	330,193	3,559,875
1) Fair value	-	330,193	-	330,193	3,559,875
2) Cash flows	-	-	-	-	-
3) Foreign investments	-	-	-	-	-
B. Credit derivatives	-	-	-	-	-
1) Fair value	-	-	-	-	-
2) Cash flows	-	-	-	-	-
Total	-	330,193	-	330,193	3,559,875

key

NV = Nominal or Notional Value

The table displays the negative book value (fair value) of hedging derivatives for hedges carried out through hedge accounting.

Information on the underlying strategies and objectives of hedge transactions can be found in the Section 2 - Market risks in Part E - Information on risks and hedging policies.

BANCA MONTE DEI PASCHI DI SIENA

4.2 Hedging derivatives: breakdown by hedged portfolios and type of hedging

		Fair Value							Cash flow Hedge
		Micro Hedge
Transaction/Type of hedge		Debt securities and interest rate	Equity instruments and stock indicies	currencies and gold	Credit	Goods	Others	Macro-hedge	Micro-hedge	Macro-hedge	Foreign investments	Total 31 12 2024
1.	Financial assets measured at fair value through other comprehensive income	72	-	-	-	X	X	X	-	X	X	72
2.	Financial assets measure at amortised cost	239,452	X	74,352	-	X	X	X	-	X	X	313,804
3.	Portfolio	X	X	X	X	X	X	44,515	X	-	X	44,515
4.	Other transaction	-	-	-	-	-	-	X	-	X	-	-
Total assets		239,524	-	74,352	-	-	-	44,515	-	-	-	358,391
1.	Financial liabilities	-	X	-	-	-	-	X	-	X	X	-
2.	Portfolio	X	X	X	X	X	X	-	X	-	X	-
Total liabilities		-	-	-	-	-	-	-	-	-	-	-
1.	Expected transactions	X	X	X	X	X	X	X	-	X	X	-
2.	Financial assets and liabilities portfolio	X	X	X	X	X	X	-	X	-	-	-
Total		239,524	-	74,352	-	-	-	44,515	-	-	-	358,391

The tables show the negative fair values of hedging derivatives, classified by hedged assets or liabilities and type of hedging implemented.

In particular, on the assets side, fair value micro-hedging was used to hedge against interest rate risk on bonds classified in the portfolio “Financial assets measured at fair value through other comprehensive income” and on securities and loans classified in the portfolio “Financial assets measured at amortised cost”, in order to protect them from unfavourable interest rate changes. Fair value macro-hedging was carried out on fixed rate and cap/floor floating rate mortgage loan portfolios.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

		Fair Value							Cash flow Hedge
		Micro Hedge
Transaction/Type of hedge		Debt securities and interest rate	Equity instruments and stock indicies	currencies and gold	Credit	Goods	Others	Macro-hedge	Micro-hedge	Macro-hedge	Foreign investments	Total 31 12 2023
1.	Financial assets measured at fair value through other comprehensive income	382	-	-	-	X	X	X	-	X	X	382
2.	Financial assets measured at amortised cost	244,676	X	42,905	-	X	X	X	-	X	X	287,581
3.	Portfolio	X	X	X	X	X	X	42,230	X	-	X	42,230
4.	Other transaction	-	-	-	-	-	-	X	-	X	-	-
Total assets		245,058	-	42,905	-	-	-	42,230	-	-	-	330,193
1.	Financial liabilities	-	X	-	-	-	-	X	-	X	X	-
2.	Portfolio	X	X	X	X	X	X	-	X	-	X	-
Total liabilities		-	-	-	-	-	-	-	-	-	-	-
1.	Expected transactions	X	X	X	X	X	X	X	-	X	X	-
2.	Financial assets and liabilities portfolio	X	X	X	X	X	X	-	X	-	-	-
Total		245,058	-	42,905	-	-	-	42,230	-	-	-	330,193

Section 5 - Change in value of macro-hedged financial assets - Item 50

5.1 Change in value of hedged liabilities: breakdown by hedged portfolios

Fair value change of financial liabilities in hedged portfolios / Values	Total 31 12 2024	Total 31 12 2023
1. Positive fair value change of financial liabilities	-	-
2. Negative fair value change of financial liabilities	(692)	(16,081)
Total	(692)	(16,081)

The balance of changes in value of the liabilities subject to macro-hedging of interest rate risk is recognised in this item. More specifically, the hedge covers a fixed-rate deposit.

Section 6 – Tax liabilities – Item 60

For comments on tax liabilities, reference should be made to “Section 11 - Tax assets and tax liabilities” of the balance sheet assets.

Section 7 – Liabilities associated with disposal groups– Item 70

For the details of the liabilities associated with assets held for sale, please refer to “Section 12 - Non-current assets and disposal groups and associated liabilities” under balance sheet assets.

BANCA MONTE DEI PASCHI DI SIENA

Section 8 – Other liabilities – Item 80

8.1 Other liabilities: breakdown

	Total	Total
	31 12 2024	31 12 2023
Due to the Revenue and other tax levying authorities	250,212	217,756
Due to social security authorities	530,168	740,324
Amounts available to customers	81,089	95,871
Other amounts due to employees	16,535	10,210
Items in transit between branches	2,607	8,113
Items in processing	548,055	961,236
Payables in relation to the payment of supplies of goods and services	191,753	195,624
Accrued expenses and unearned revenues not attributable to other line items	41,982	53,283
Other	1,469,557	986,183
Total	3,131,958	3,268,600

Sub-items “Items in processing” and “Other” include transactions which were cleared during the first days of 2025.

The amount recognised under the sub-item “Payables to social security institutions” includes the funding of EUR 480.0 mln in favour of the Solidarity Fund, net of the payment of the related contribution portion, made by the Group for the management of staff reduction.

For the disclosures pursuant to IFRS 15.116 and IFRS 15.118, please refer to section 13 of the assets.

Section 9 – Provision for employee severance pay – Item 90

9.1 Provision for employee severance pay: annual changes

	Total	Total
	31 12 2024	31 12 2023
A. Opening balance	71,985	70,210
B. Increases	2,469	4,798
B.1 Provision for the year	2,385	2,727
B.2 Other increases	84	2,071
C. Decreases	4,715	3,023
C.1 Severance payments	1,742	2,711
C.2 Other decreases	2,973	312
D. Closing balance	69,739	71,985

Line “C.2 Other changes” includes the amount of “Staff severance pay” of the subsidiary MP Banque S.A. classified under disposal, for an amount of EUR 2.7 mln.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

9.2 Other information

Employee severance pay is defined as a “defined benefit plan”, in accordance with international accounting standards.

The provision for the year, as clarified by the Bank of Italy, does not include amounts which, as a result of the reform introduced by Italian Legislative Decree no. 252 of 5 December 2005, are paid directly by the Bank, depending on the various employee options, to complementary pension schemes or to the treasury fund managed directly by the Italian National Social Security Institute (INPS). These economic components are recognised in personnel expenses ‘payments to external pension funds: defined contribution”.

9.2.a Changes in net defined benefit liabilities during the year: Severance pay

	Present value of DBO
Item/Amount	31 12 2024	31 12 2023
Opening balance	71,985	70,210
Current service cost	29	28
Interest income/expense	2,355	2,698
Remeasurement of net defined benefit liability (asset):	37	1,980
Actuarial gains (losses) arising from changes in demographic assumptions	-	(1)
Actuarial gains (losses) arising from experience adjustments	(492)	(272)
Actuarial gains (losses) arising from changes in financial assumptions	529	2,253
Payments from plan	(1,742)	(2,711)
Other changes	(2,925)	(220)
Closing balance	69,739	71,985

The table above reports the information required by paragraphs 140 and 141 of IAS 19.

9.2.b Key actuarial assumptions used

The actuarial valuation of employee severance pay was carried out by an independent actuary using the projected unit credit method (also known as the accrued benefit method) under IAS 19.The valuations relied on the following main demographic assumptions: probability of death of beneficiaries (according to ISTAT 2022 mortality tables, subsequently reduced by 20%); probability of exiting the workforce for causes other than death (1.10%); and probability of early severance payout (2.00%). The table below summarises the main economic and financial assumptions on which the analysis is based – namely, the discount rate and the expected average revaluation rate. In particular, for the discount rate, reference was made to the EUR class AA inerpolated composite curve, recorded at the valuation date, which assumes the yields of securities issued by corporate issuers in the “AA” rating class, belonging to different sectors, including the Utilities, Telephone, Financial, Bank, Industrial and Operating sectors in the Euro area. With regard to the rate of inflation, necessary for the revaluation of the amounts set aside, the rate defined by the “Medium-Term Budget Structure Plan, Italy 2025 - 2029” of 27 September 2024 was used (with the average annual rate of future inflation expected to be 1.8% for the years 2025-2027, 1.90% for the year 2028 and 2.00% for subsequent years).

Key actuarial assumptions/percentage	31 12 2024	31 12 2023
Discount rates	2.77%-3.35%	2.96% - 3.26%
Expected average revaluation rate	2.00%	2.00%

BANCA MONTE DEI PASCHI DI SIENA

9.2.c Sensitivity of defined benefit obligation of severance pay to changes in key actuarial assumptions

As required by IAS 19, the sensitivity of the severance pay obligation was tested based on the assumption that the discount rate and the revaluation rate would increase or decrese by 25 bps.

	31 12 2024		31 12 2023
Actuarial assumptions	Change in DBO	Change (%) in DBO	Change in DBO	Change (%) in DBO
Discount rates
Increase of 0.25%	(1,249)	-1.79%	(1,242)	-1.73%
Decrease of 0.25%	1,220	1.75%	1,215	1.69%
Expected average revaluation rate
Increase of 0.25%	742	1.06%	739	1.03%
Decrease of 0.25%	(746)	-1.07%	(741)	-1.03%

Section 10 – Provisions for risks and charges – Item 100

10.1 Provisions for risks and charges: breakdown

	Total	Total
Item/Amount	31 12 2024	31 12 2023
1. Provision for credit risk on commitments and financial guarantees issued	149,639	154,276
2. Provision for other commitments and guarantee issued	-	-
3. Pensions and other post retirement benefit obligations	3,255	3,381
4. Other provisions for risks and charges	781,034	820,598
4.1 legal disputes	468,756	464,360
4.2 personnel charges	44,390	66,048
4.3 other	267,888	290,190
Total	933,928	978,255

For further details of the sub-item 4.3 “others”, please refer to table 10.6 below “Provisions for risks and charges - Other provisions”.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

10.2 Provisions for risks and charges: annual changes

	Total 31 12 2024
Item/Amount	Provisions for commitments and other guarantees issued	Pensions and other post retirement benefit obligations	Other provisions	Total
A. Opening balance	-	3,381	820,598	823,979
B. Increases	-	2,232	217,218	219,450
B.1 Provision for the year	-	110	197,613	197,723
B.2 Changes due to the time value of money	-	-	18,181	18,181
B.3 Changes due to discount rate changes	-	-	1,424	1,424
B.4 Other increases	-	2,122	-	2,122
C. Decreases	-	2,358	256,782	259,140
C.1 Use during the year	-	460	164,579	165,039
C.2 Changes due to discount rate changes	-	1,898	1,148	3,046
C.3 Other decreases	-	-	91,055	91,055
D. Closing balance	-	3,255	781,034	784,289

10.2-bis Other provisions for risks and charges: annual changes

	Total 31 12 2024
Item/Amount	Provision for Tax and legal disputes	Provision for personnel changes	Other Provisions	Total
A. Opening balance	464,361	66,048	290,189	820,598
B. Increases	127,680	34,330	55,208	217,218
B.1 Provision for the year	112,009	33,476	52,128	197,613
B.2 Changes due to the time value of money	14,276	847	3,058	18,181
B.3 Changes due to discount rate changes	1,395	7	22	1,424
B.4 Other increases	-	-	-	-
C. Decreases	123,285	55,988	77,509	256,782
C.1 Use during the year	52,272	53,780	58,527	164,579
C.2 Changes due to discount rate changes	717	118	313	1,148
C.3 Other decreases	70,296	2,090	18,669	91,055
D. Closing balance	468,756	44,390	267,888	781,034

For further details, please refer to Section 5 “Operational risks” of Part E of the Notes to the consolidated financial statements.

BANCA MONTE DEI PASCHI DI SIENA

10.3 Provisions for credit risk relative to commitments and financial guarantees issued

	Provisions for loans commitments and other financial guarantees issued
	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired financial assets	Total 31 12 2024
Commitments to disburs funds	5,405	15,092	-	-	20,497
Financial guarantees issued	6,983	5,835	108,242	8,082	129,142
Total 31 12 2024	12,388	20,927	108,242	8,082	149,639
Total 31 12 2023	17,294	16,226	113,350	7,406	154,276

10.4 Provisions on other commitments and guarantees given

As at 31 December 2024, the Group did not have any provisions for these types of commitments and guarantees (unchanged from 31 December 2023).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

10.5 Defined benefit company pension funds

10.5.1 Description of funds and related risks

The information provided below concerns defined benefit pension funds in favour of employees and terminated employees of the Parent Company and the Group companies, i.e. funds in which the obligation of future payment of retirement benefits is undertaken by the funds and indirectly by the Parent Company, which may be called upon to increase the value of the obligation in the event of inadequate capital assessed in accordance with actuarial criteria.

For each definite benefit plan the Parent Company relies on analyses carried out by an independent certified actuary.

In accounting for plans, the determination of the surplus or deficit is estimated through the use of the actuarial methodology of the “projected unit credit method”; therefore, the fair value of the plan assets, if any, was deducted from the current value of the obligation, as shown in the statement of financial position. For more information, see Part A of these Notes to the financial statements.

The valuations concerned the participating employees, whether retired or active (who form a closed group) at the date of valuation, and were carried out on the basis of these groups of employees as measured in December 2024.

In accordance with IAS 19 in determining the total cost of each defined benefit plan, which - as is well-known - may be influenced by many variables, objective and prudential technical bases were adopted in formulating both demographic and financial assumptions.

In view of the evolutionary nature of the main relevant aggregates, actuarial valuations were performed under dynamic conditions, so as to subsume in the medium-long term both the average annual changes in the benefits defined in each plan, and the interest rate trends expected in the financial markets.

Some of the main actuarial assumptions that were formulated and used as valuation bases are mentioned below:

•	technical mortality basis: using death probability data as provided in ISTAT’s 2022 tables, broken down by gender and age, with mortality reduced by 30% for the funds and by 25% for the “Cassa di Previdenza Aziendale” [Pension Fund] for the staff of Monte dei Paschi di Siena based on longevity risk;

•	economic-financial basis: using as annual relative interest rate the interpolated EUR Composite AA rate curve as at 31 December 2024.

For each defined benefit plan, the balance sheet equity resulting from valuations carried after reconciliation of actuarial assets and liabilities as at 31 December 2024 underwent a sensitivity analysis to examine the effects of changes in the key technical assumptions included in the calculation model (average annual discount rate and inflation rate), and the results were presented in specific tables.

The defined benefit funds, in which the Parent Company is co-obliged within the limits set out in the by-laws or in the regulations of each fund, are independent external funds.

The 2023 merger of defined benefit pension schemes within section B of the Monte dei Paschi di Siena Pension Fund does not alter the Bank’s pension obligations. Therefore, the Parent Company recognises a net liability where there is an equity deficit in the MPS Fund and a net asset where there is a surplus.

Monte dei Paschi di Siena Pension Fund

(Bank Register no. 1643)

The Fund has legal status and full independence in terms of capital and operation.

The Fund’s governance consists of a Board of Directors and a Board of Statutory Auditors with joint membership (some of the members are appointed by the Parent Company and others are appointed by the participants) supported by the General Manager.

The Parent Company provides, free of charge, the employees, premises and other resources required for the autonomous management of the Fund and incurs all the related costs and expenses, including those for the functioning of the governing and control bodies.

The Fund, albeit in its subjective unitary nature, is divided into two separate Sections for accounting and equity purposes: Section A, defined contribution with individual capitalisation, which operates according to criteria of correspondence between accumulation and benefits; Section B, defined benefit or collective capitalisation, to which the assets pertaining to the former defined benefit funds are allocated.

BANCA MONTE DEI PASCHI DI SIENA

In terms of guarantees given, in accordance with Article 42 of the Articles of Association, any shortfall in the cover capital of Section B that may emerge from the periodic audits will be settled by the Parent Company in relation to the joint guarantee towards members and third parties assumed by the Parent Company itself.

The assets that make up the reference assets are managed in a separate section set up for this purpose.

The technical financial statements prepared according to IAS 19 by the appointed actuary shows the capital adequacy of Section B.

Section B of the Fund are one and undivided and continues to pay out benefits without interruption in accordance with the regulations and Articles of Association of the former funds merged into it.. While each benefit is specifically defined according to its rules, each benefit is drawn from the common assets of Section B.

For each of the former defined benefit funds merged into Section B of the Monte dei Paschi di Siena Pension Fund, the table below summarises the populations (Retirees, Assets and Deferred), defined benefit obligations, asset fair value and possible surplus as at 31 December 2024.

	Retired	Active	Deferred	Asset Fair Value (Eur/mln)	Defined Benefit Obligation (Eur/mln)	Surplus (Eur/mln)
Supplementary pension provision for staff in the former tax collection division of Banca Monte dei Paschi di Siena S.p.A. -(Register no. 9185)	255	-	-		11.04
Treatment of INPS (Italian state pension Institute) performance for former Banca Operaia di Bologna staff (Bank Register no.9142)	60	-	-		4.04
Pension provision for employees of former Banca di Credito Popolare e Cooperativo di Reggio Emilia (Bank Register no.9178)	5	-	-		0.40
Pension provision for employees of former Banca Popolare Veneta (Bank Register no. 9066).	8	-	-		0.13
Pension fund for MPS Capital Services Banca per le Imprese S.p.A. (Register no.9134)	25	-	-		1.46
Pension provision for employees of former Banca Nazionale Agricoltura (Bank Register no. 9047)	165	-	3		5.93
Complementary pension provision for employees of former Banca Toscana (Bank Register no. 9110)	618	3	-		48.08
Pension Fund for personnel of former Banca Agricola Mantovana S.p.A. (Bank Register no. 1341)	25	-	-		0.5
Pension Fund for personnel of former Banca Antonveneta S.p.a. (Register no. 1033	23	-	-		1.11
TOTAL	1,184	3	3	85.56	72.69	12.87

Company pension fund for personnel of Monte dei Paschi di Siena

(Bank Register no. 1127)

The Fund has legal status and full independence in terms of capital and operation.

It is reserved to employees and retirees of the Parent Company hired until 31 December 1990 who, following the agreement of 30 June 1989, opted to remain in the specific supplementary benefit Section under a defined benefit regime.

The Fund’s governance consists of a Board of Directors and a Board of Statutory Auditors with joint membership (some of the members are appointed by the Parent Company and others are appointed by the participants) supported by the General Manager.

The Parent Company provides, free of charge, the employees, premises and other resources required for the autonomous management of the Cassa and incurs all the related costs and expenses, including those for the functioning of the governing and control bodies.

In terms of guarantees given, in accordance with art. 26 of the By-Laws, any deficits in Section coverage which should be identified during actuarial checks will be made up by the Parent Company only to the extent necessary to maintain tier 1 services, in accordance with the guarantee to the participants undertaken in compliance with Italian Law no. 218/90 and referred to in the agreement of 24 June 1991.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

The supplementary benefits, which are determined by subtracting the benefits paid out by INPS from the annual amount of the supplementary benefits, are made up of two components. The first component increases the benefits to be paid by the Cassa up to 70% of the fixed items of the salary of an employee of the same level, and the second component increases the supplementary benefits by a further 9%.

The assets that comprise the reference capital consist primarily of investments in securities, managed almost entirely under a financial management agreement, and properties.

The beneficiary population is composed of 2,106 retirees, 86 active employees and 16 employees on deferred retirement.

The technical report prepared in accordance with IAS 19 by the designated actuary shows the capital adequacy of the Supplementary Section with an asset fair value - calculated based on the last available value (30 November 2024) – of EUR 246.62 mln against a defined benefit obligation (DBO) as at 31 December 2024 of EUR 54.64 mln.

•••

The defined benefit pension fund for personnel of the London branch (BMPS UK Pension Fund) is designed to pay for the employees’ benefits upon reaching normal retirement age as well as benefits to other surviving beneficiaries. The pension plan is administered by a Trustee, whose members also include active employees; the financial resources are managed by a specialised company. The technical report prepared in accordance with IAS 19 criteria by the designated actuary at the valuation date of 31 December 2024 shows the capital adequacy of the plan, with a DBO (Defined Benefit Obligation) of EUR 40.39 mln against an asset fair value of EUR 33.17 mln.

•••

With reference to supplementary benefits associated with the former Credito Lombardo S.p.A, considering the contractual nature of the obligation, the economic costs are incurred directly by the Parent Company. The currently limited population eligible for benefits includes a total of 66 immediate pensions, of which 44 direct and 22 indirect. The actuarial calculations show a DBO (Defined Benefit Obligation) of EUR 1.34 mln at the valuation date of 31 December 2024.

Finally, there is one position referring to a former General Manager of the Parent Company to whom specific economic benefits other than pension benefits are disbursed. In any event, they are assessed on the basis of actuarial parameters in order to determine the value of the Parent Company’s obligation. This type of remuneration, specified contractually, con-sists in the payment of monthly benefits revalued on the basis of automatic pension equalisation indexes.

BANCA MONTE DEI PASCHI DI SIENA

10.5.2 Changes in net defined liability (asset) and reimbursement rights during the financial year

The following tables show movements for the financial year in internal and external funds which, according to international accounting standards, come under the heading of defined benefit funds.

10.5.2a Changes in net defined liability (asset) and reimbursement rights during the year: Internal Funds

31 12 2024
	A (-)	B (+)	C (+)	D=A+B+C
Item/Amount	Plan assets	Present value of DBO	Effect of asset ceiling	Net defined benefit liability (asset)
Opening balance	-	3,381	-	3,381
Current service cost	X	-	X	-
Interest income/expense	-	110	-	110
Remeasurement of net defined benefit liability (asset):	-	224	-	224
Return on plan assets excluding interest	-	X	X	-
Actuarial gains (losses) arising from changes in demo-graphic assumptions	X	-	X	-
Actuarial gains (losses) arising from experience adjustments	X	147	X	147
Actuarial gains (losses) arising from changes in financial assumptions	X	77	X	77
Changes in effect of limiting net defined benefit asset to asset ceiling	X	X	-	-
Past service cost and gains (losses) arising from settlements	X	-	X	-
Changes in foreign exchange rates	-	-	-	-
Contributions to plan:	-	-	-	-
by employer	-	-	X	-
by employee	-	-	X	-
Payments from plan	-	(460)	X	(460)
Effect of business combinations and disposals	-	-	-	-
Effect of any plan curtailments	-	-	X	-
Effect of any plan settlements	-	-	X	-
Other changes	-	-	-	-
Closing balance	-	3,255	-	3,255

The net defined benefits liability reported in the “Opening balance” line is attributable to the previously existing Credito Lombardo S.p.A. and Provveditore funds, which were excluded from the 2023 merger of internal funded and unfunded funds into section B of the MPS Pension Fund.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

	31 12 2023
	A (-)	B (+)	C (+)	D=A+B+C
Item/Amount	Plan assets	Present value of DBO	Effect of asset ceiling	Net defined benefit liability (asset)
Opening balance	(82,482)	94,615	14,367	26,500
Current service cost	X	-	X	-
Interest income/expense	-	70	-	70
Remeasurement of net defined benefit liability (asset):	-	22	-	22
Return on plan assets excluding interest	-	X	X	-
Actuarial gains (losses) arising from changes in demo-graphic assumptions	X	(81)	X	(81)
Actuarial gains (losses) arising from experience adjustments	X	183	X	183
Actuarial gains (losses) arising from changes in financial assumptions	X	(80)	X	(80)
Changes in effect of limiting net defined benefit asset to asset ceiling	X	X	-	-
Past service cost and gains (losses) arising from settlements	X	-	X	-
Changes in foreign exchange rates	-	-	-	-
Contributions to plan:	-	-	-	-
by employer	-	-	X	-
by employee	-	-	X	-
Payments from plan	-	(470)	X	(470)
Effect of business combinations and disposals	-	-	-	-
Effect of any plan curtailments	-	-	X	-
Effect of any plan settlements	-	-	X	-
Other changes	82,482	(90,856)	(14,367)	(22,741)
Closing balance	-	3,381	-	3,381

BANCA MONTE DEI PASCHI DI SIENA

10.5.2b Changes in net defined liability (asset) and reimbursement rights during the year: External Funds

	31 12 2024
	A (-)	B (+)	C (+)	D=A+B+C
Item/Amount	Plan assets	Present value of DBO	Effect of asset ceiling	Net defined benefit liability (asset)
Opening balance	(379,867)	170,290	209,578	-
Current service cost	X	-	X	-
Interest income/expense	(17,694)	5,690	12,004	-
Remeasurement of net defined benefit liability (asset):	9,995	(570)	(9,425)	-
Return on plan assets excluding interest	9,995	X	X	9,995
Actuarial gains (losses) arising from changes in demographic assumptions	X	2	X	2
Actuarily gains (losses) arising from experience adjustments	X	1,402	X	1,402
Actuarial gains (losses) arising from changes in financial assumptions	X	(1,974)	X	(1,974)
Change in effect of limiting net defined benefit asset to asset ceiling	X	X	(9,425)	(9,425)
Past service cost and gains (losses) arising from settlements	X	-	X	-
Changes in foreign exchange rates	(2,101)	1,679	422	-
Contributions to plan:	-	-	-	-
by employer	-	-	X	-
by employee	-	-	X	-
Payments from plan	16,586	(16,586)	X	-
Effect of business combinations and disposals	-	-	-	-
Effect of any plan curtailments	-	-	X	-
Effect of any plan settlements	-	-	X	-
Other changes	513	-	(513)	-
Closing balance	(372,568)	160,503	212,066	-

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

	31 12 2023
	A (-)	B (+)	C (+)	D=A+B+C
Item/Amount	Plan assets	Present value of DBO	Effect of asset ceiling	Net defined benefit liability (asset)
Opening balance	(303,433)	109,964	193,562	93
Current service cost	X	-	X	-
Interest income/expense	(16,503)	8,195	8,308	-
Remeasurement of net defined benefit liability (asset):	21,577	(22,929)	(7,240)	(8,592)
Return on plan assets excluding interest	21,577	X	X	21,577
Actuarial gains (losses) arising from changes in demographic assumptions	X	(9,881)	X	(9,881)
Actuarily gains (losses) arising from experience adjustments	X	(12,536)	X	(12,536)
Actuarial gains (losses) arising from changes in financial assumptions	X	(512)	X	(512)
Change in effect of limiting net defined benefit asset to asset ceiling	X	X	(7,240)	(7,240)
Past service cost and gains (losses) arising from settlements	X	-	X	-
Changes in foreign exchange rates	(866)	709	157	-
Contributions to plan:	(97,657)	-	-	(97,657)
by employer	(97,657)	-	X	(97,657)
by employee	-	-	X	-
Payments from plan	16,505	(16,505)	X	-
Effect of business combinations and disposals	-	-	-	-
Effect of any plan curtailments	-	-	X	-
Effect of any plan settlements	-	-	X	-
Other changes	509	90,856	14,791	106,156
Closing balance	(379,868)	170,289	209,578	-

BANCA MONTE DEI PASCHI DI SIENA

10.5.2c Changes in net defined benefit liabilities (assets) and reimbursement rights during the financial year – Total

	31 12 2024
	A (-)	B (+)	C (+)	D=A+B+C
Item/Amount	Plan assets	Present value of DBO	Effect of asset ceiling	Net defined benefit liability (asset)
Internal funds	-	3,255	-	3,255
External funds	(372,568)	160,503	212,066	-
Total defined benefit funds	(372,568)	163,758	212,066	3,255

	31 12 2023
	A (-)	B (+)	C (+)	D=A+B+C
Item/Amount	Plan assets	Present value of DBO	Effect of asset ceiling	Net defined benefit liability (asset)
Internal funds	-	3,381	-	3,381
External funds	(379,867)	170,290	209,578	-
Total defined benefit funds	(379,867)	173,671	209,578	3,381

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

10.5.3 Information on the fair value of plan assets

	31 12 2024
	Internal pension plans		External pension plans
Item	Listed in active markets	Not listed in active markets	Listed in active markets	Not listed in active markets
Cash and cash equivalents	-	-	109,150	-
of which: used by the Group	-	-	-	-
Equity instruments	-	-	37,191	-
of which: issued by Group	-	-	-	-
Debt instruments	-	-	143,729	-
of which: issued by the Group	-	-	-	-
Real estate	-	-	-	36,224
of which: used by the Group	-	-	-	-
Derivatives	-	-	-	-
UCITS	-	-	46,274	-
Asset-backed securities	-	-	-	-
Structured debt	-	-	-	-
Total	-	-	336,344	36,224
of wich: own instruments/assets used by the Group	-	-	-	-

The table shows, for funded defined benefit plans, the total amount of plan assets. In particular, the assets refer to the following funds:

•	Cassa di Previdenza Aziendale for Monte dei Paschi di Siena employees, defined benefit section,

•	Pension Fund for personnel of the Parent Company of the London branch,

•	Monte dei Paschi di Siena Pension Fund Section B.

All funds are in excess of existing obligations at the end of the financial year.

BANCA MONTE DEI PASCHI DI SIENA

	31 12 2023
	Internal pension plans		External pension plans
Item	Listed in active markets	Not listed in active markets	Listed in active markets	Not listed in active markets
Cash and cash equivalents	-	-	110,623	-
of which: used by the Group	-	-	-	-
Equity instruments	-	-	32,325	-
of which: issued by Group	-	-	-	-
Debt instruments	-	-	150,658	-
of which: issued by the Group	-	-	-	-
Real estate	-	-	-	41,454
of which: used by the Group	-	-	-	-
Derivatives	-	-	-	-
UCITS	-	-	44,807	-
Asset-backed securities	-	-	-	-
Structured debt	-	-	-	-
Total	-	-	338,413	41,454
of wich: own instruments/assets used by the Group	-	-	-	-

10.5.4 Key actuarial assumptions used

	31 12 2024		31 12 2023
	Defined benefit funds		Defined benefit funds
Key actuarial assumptions/percentages	Internal pension plans	External pension plans	Internal pension plans	External pension plans
Discount rates	2.86%	3.67%	3.52%	3.32%
Expected average revaluation rate	2.00%	2.22%	1.00%	1.76%

A discount rate of 2.86% was used for internal plans and of 3.67% for external ones (a range of rates between 2.77% and 3.35% for Provision for severance pay, see table 9.2b), calculated as a weighted average of interest rates in EUR Composite AA yield curve as at 31 December 2024, using, as weights, the ratio between the amount paid/paid in advance for each maturity and the total amount to be paid/pay in advance for the entire duration of the population considered. The EUR Composite AA curve is obtained daily through the Bloomberg information provider and refers to a basket of securities issued by “investment grade” Corporate issuers included in the “AA” rating class resident in the Eurozone and belonging to different sectors, including Utility, Telephone, Financial, Bank and Industrial. The curve expresses the market yields of the securities of leading companies in the country where the Group operates, in line with IAS 19.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

10.5.5 Information on amount, timing and uncertainty of cash flows

	31 12 2024
Actuarial assumption	Change in DBO	Change (%) in DBO
Discount rate
Increase of 0,25%	(4,458)	-2.72%
Decrease of 0,25%	4,310	2.63%
Expected average revalutation rate
Increase of 0,25%	2,581	1.58%
Decrease of 0,25%	(2,944)	-1.80%

	31 12 2023
Actuarial assumption	Change in DBO	Change (%) in DBO
Discount rate
Increase of 0,25%	(370)	-0.21%
Decrease of 0,25%	490	0.28%
Expected average revalutation rate
Increase of 0,25%	668	0.38%
Decrease of 0,25%	(1,110)	-0.64%

10.5.6 Plans covering multiple employers

10.5.7 Defined benefit plans sharing risks among entities under common control

Plans having these characteristics are not present for the Group.

BANCA MONTE DEI PASCHI DI SIENA

10.6 Provisions for risks and charges: other provisions

	Total	Total
Items/Amounts	31 12 2024	31 12 2023
Legal disputes	468,756	464,361
- Revocatory	13,943	17,044
- Other legal disputes	442,800	429,999
- Tax disputes	12,013	17,318
Personnel charges	44,390	66,048
- Job disputes	14,819	39,504
- Leaving incentives	915	406
- Other	28,656	26,138
Other	267,888	290,189
- Risks related to the sale of assets/ business units	5,672	5,878
- Charges due to corporate restructuring	2,492	1,440
- Payments to financial advisors	13,389	12,060
- Onerous contracts	104,728	132,563
- Charges for embezzlement	734	1,887
- Claims and Out-of-Court agreements	11,507	13,953
- Refunds related to sales of diamonds	1,720	2,156
- Claw back clause (IFRS 15)	14,355	16,692
- Refunds to customers	6,268	5,617
- Charges for legal services	30,804	32,320
- Other	76,219	65,623
Total	781,034	820,598

The amount of EUR 104.6 mln recognized in the line “Onerous contracts” represents the provision allocated to cover risks related to contractual guarantees issued as part of derisking transactions of non-performing loans.

The EUR 28.7 mln recognised in the line ‘Personnel Expenses - Other’ includes the allocation for the personnel incentive scheme.

10.7 Contingent liabilities

Item/Type	31 12 2024	31 12 2023
Tax and legal disputes	1,740,957	1,906,988
Revocatory	5,424	5,397
Other legal disputes	1,712,257	1,877,116
Tax disputes	23,276	24,475
Personnel charges	12,521	16,140
Job disputes	12,521	16,140
Others	271,819	249,513
Total	2,025,297	2,172,641

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

A contingent liability is defined as i) a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not totally under control, or ii) a current obligation that arises from past events but is not recognised because use of resources aimed at producing economic benefits will likely not be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Contingent liabilities are not subject to recording but, if deemed “possible”, are solely subject to disclosure. Conversely, contingent liabilities that are deemed to be of “remote” likelihood do not require any disclosure, pursuant to the provisions of IAS 37. Hence, the table above shows only “possible” liabilities.

Similar to “probable” liabilities, contingent liabilities are also monitored because they may, over time, become “remote” or “probable”, with the need, in the latter case, to make the necessary provisions.

In this context, it should be noted that the classification of contingent liabilities and the relative amount is based on non-objective judgements that require recourse to sometimes extremely complex estimation procedures; therefore, they may be subject to redetermination over time.

Specifically, in reference to the dispute, the table shows the relief sought, where quantified; this value cannot be considered a measurement of the expected disbursement in accordance with IAS 37. In fact, the Group does not deem it practical to provide an estimate of the expected disbursement, as the calculation would be complex and onerous.

For further details, please refer to Section 1.5 “Operational risks” of Part E in the Notes to the consolidated financial statements.

Section 11 – Insurance liabilities – Item 110

The tables in this section have not been completed because for both the current year and the comparative year, the case does not exist.

Section 12 - Redeemable shares - Item 120

The tables in this section have not been completed as no data is present for the current financial year or for the previous financial year.

Section 13 – Group equity – Items 120, 130, 140, 150, 160, 170 and 180

13.1 “Share capital” and “Treasury shares”: breakdown

13.1.a “Share capital”: breakdown

(in units of Eur)

	31 12 2024		31 12 2023
Items/Amounts	Implied par value share	Total amount of the share capital	implied par value share	Total amount of the share capital
Ordinary shares	5.92	7,453,450,788	5.92	7,453,450,788
Total		7,453,450,788		7,453,450,788

On 6 June 2011 the Bank’s Extraordinary Shareholders’ Meeting resolved that indication of the nominal value of the classes of shares be eliminated; accordingly, as at 31 December 2011, the so-called “Implied nominal value” is indicated, which is obtained by dividing the total share capital amount by the number of shares in the same category, outstanding at the reference date.

Ordinary shares are registered and indivisible. Each share entitles to one vote. Information on the number of fully paid-up shares can be found in the notes to Table 13.2, “Share capital – number of shares: annual changes”.

At the reporting date, the Parent Company’s share capital amounted to EUR 7,453,450,788, represented by 1,259,689,706 ordinary shares without a nominal value, all outstanding.

BANCA MONTE DEI PASCHI DI SIENA

13.1.b “Treasury shares”: breakdown

The Group did not hold any treasury shares at the reporting date of these Financial Statements or for the financial year of comparison.

13.2 Share capital - Parent company’s number of shares: annual changes

	31 12 2024	31 12 2023
Item/Type	Ordinary	Ordinary
A. Shares outstanding as at the beginning of the year	1,259,689,706	1,259,689,706
- fully paid	1,259,689,706	1,259,689,706
- not fully paid	-	-
A.1 Treasury shares (-)	-	-
A.2 Shares outstanding: opening balance	1,259,689,706	1,259,689,706
B. Increases	-	-
B.1 New issuances	-	-
- Against payment:	-	-
- Business combinations	-	-
- Bond converted	-	-
- warrants exercised	-	-
- other	-	-
- without payment:	-	-
- to employees	-	-
- to directors	-	-
- other	-	-
B.2 Sale of treasury shares	-	-
B.3 Other increases	-	-
C. Decreases	-	-
C.1 Cancellation	-	-
C.2 Purchase of treasury shares	-	-
C.3 Business transferred	-	-
C.4 Other decreases	-	-
D. Shares outstanding: closing balance	1,259,689,706	1,259,689,706
D.1 Treasury shares (+)	-	-
D.2 Shares outstanding as at the end of the year	1,259,689,706	1,259,689,706
- fully paid	1,259,689,706	1,259,689,706
- not fully paid	-	-

At the date of these financial statements, the share capital is fully paid in.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

13.3 Share capital: other information

There is no other information to report in addition to that disclosed in ther previous parts of this section.

13.4 Reserves from retained earnings: other information

Group reserves, recognised under item 150 of balance sheet liabilities amounted to EUR 2,184.3 mln , and are classified as follows:

•	Reserve from retained earning EUR 2,187.5 mln;

•	Other reserves EUR -3.2 mln.

For further details on the evolution of the reserves during 2024, please refer to the “Statement of changes in consolidated Shareholder’s equity”; the information required by Article 2427 of the Italian Civil Code, please refer to related paragraph included in the Separate Notes to the financial statements.

13.5 Equity instruments: breakdown and annual changes

As at 31 December 2024, as in the financial year used for comparison, the Group held no equity instruments.

13.6 Other information

See “Part F – Information on consolidated shareholders’ equity” of these Notes to the Financial Statements.

Section 14 - Non-controlling interests - Item 190

14.1 Details of item 190 “Non-controlling interests”

Company name	31 12 2024	31 12 2023
Equity investments in consolidated companies with significant non-controlling interests	-	-
Other equity investments	336	651
Total	336	651

14.2 Equity instruments: breakdown and annual changes

No such instruments are present within the Group.

BANCA MONTE DEI PASCHI DI SIENA

Other information

1 Commitments and financial guarantees given

	31 12 2024
Nominal Amount	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired financial assets	Total	Total 31 12 2023
Irrevocable commitments to disburse funds	34,881,875	617,048	392,798	245	35,891,966	34,402,023
a) Central banks	30,000	-	-	-	30,000	-
b) Public entities	976,881	-	-	-	976,881	524,879
c) Banks	1,275,654	-	13,510	-	1,289,164	1,212,405
d) Other financial companies	11,008,253	1,756	534	-	11,010,543	9,450,201
e) Non-financial companies	20,144,909	333,077	362,948	245	20,841,179	21,305,046
f) Families	1,446,178	282,215	15,806	-	1,744,199	1,909,492
Financial guarantees given to	4,241,246	662,106	229,730	8,697	5,141,779	1,909,492
a) Central Banks	60	-	-	-	60	4,993,013
b) Public entities	47,152	91	-	-	47,243	60
c) Banks	482,279	-	-	-	482,279	43,440
d) Other financial companies	83,039	4,880	666	-	88,585	484,484
e) Non-financial companies	3,580,924	648,461	227,750	8,697	4,465,832	101,772
f) Families	47,792	8,674	1,314	-	57,780	4,274,166
Total	39,123,121	1,279,154	622,528	8,942	41,033,745	39,395,036

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

2 Other commitments and guarantees given

Nominal value
	31 12 2024	31 12 2023
Other guarantees given to	2,908	12,956
a) Central Banks	-	-
b) Public entities	-	-
c) Banks	749	6,778
d) Other financial companies	2,159	6,178
e) Non-financial companies	-	-
f) Families	-	-
Other commitments	-	-
of which: non-performing exposures	-	-
a) Central Banks	-	-
b) Public entities	-	-
c) Banks	-	-
d) Other financial companies	-	-
e) Non-financial companies	-	-
f) Families	-	-
Total	2,908	12,956

The table shows, at the line “Other guarantees given”, the maximum risk resulting from the failure to comply with the representations and warranties issued by the Group in the context of the transactions for derisking of non-performing loans and not yet matured at this reporting date.

3 Assets pledged as collateral for liabilities and commitments

Portfolios	31 12 2024	31 12 2023
1. Financial assets measured at fair value through profit or loss	1,145,240	1,924,188
2. Financial assets measured at fair value through other comprehensive income	1,152,425	1,169,062
3. Financial assets measured at amortised cost	37,950,720	36,990,309
4. Tangible assets	-	-
of which: tangible assets that constitute inventories	-	-

The table summarises the assets pledged by the Group as collateral for its liabilities, mainly represented by repurchase agreements. The amount indicated in line “3. Financial assets measured at amortised cost” includes approx. EUR 20.5 bn related to mortgage loans transferred to the vehicles MPS Covered Bond S.r.l. and MPS Covered Bond 2 S.r.l. under the two programs for the issue of covered bonds and approximately EUR 11.4 bn relative to mortgage loans granted with guarantee at the Eurosystem (ABACO).

4 Investments in unit-linked and index-linked policies: breakdown

The Group does not hold any such investments since no company of the Group issues insurance policies.

BANCA MONTE DEI PASCHI DI SIENA

5 Asset management and trading on behalf of third parties

31 12 2024	Amount
1. Trading of financial instruments on behalf of third parties
a) Purchases	14,371,171
1. Settled	14,371,171
2. Unsettled	-
b) Sales	11,388,001
1. Settled	11,388,001
2. Unsettled	-
2. Asset management accounts	-
a) individual	5,366,566
b) collective	-
3. Custody and administration of securities	-
a) third party securities on deposit associated with custodian bank transactions (excluding asset management)	-
1. Securities issued by companies included in consolidation	-
2. Other securities	-
b) Other third party securities on deposit (excluding asset management)	64,173,262
1. Securities issued by companies included in consolidation	42,068
2. Other securities	64,131,194
c) third party securities deposited with third parties	50,925,065
d) own securities deposited with third parties	22,865,652
4. Other transactions	34,309,506

6 Financial assets subject to offsetting, enforceable offsetting framework arrangements and similar agreements

		Amount of financial	Net amount of financial assets	Related amounts not subject to balance sheet offsetting
Type	Gross amount of financial assets (a)	liabilities offset in balance sheet (b)	recognised in the balance sheet (c=a-b)	Financial instruments (d)	Deposits of cash collateral received (e)	Net amount (f=c-d-e) 31 12 2024	Net amount 31 12 2023
1. Derivatives	8,253,215	5,939,912	2,313,303	589,196	-	1,724,107	1,476,495
2. Repurchase agreements	7,891,637	-	7,891,637	7,834,765	-	56,872	58,512
3. Securities lending	-	-	-	-	-	-	-
4. Other	-	-	-	-	-	-	-
Total 31 12 2024	16,144,852	5,939,912	10,204,940	8,423,961	-	1,780,979	X
Total 31 12 2023	17,132,719	7,165,734	9,966,985	7,734,646	697,332	X	1,535,007

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part B - Information on the balance sheet

7 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements.

		Amount of financial	Net amount of financial liabilities	Related amounts not subject to balance sheet offsetting
Type	Gross amount of financial liabilities (a)	assets offset in balance sheet (b)	recognised in the balance sheet (c=a-b)	Financial instruments (d)	Deposits of cash collateral received (e)	Net amount (f=c-d-e) 31 12 2024	Net amount 31 12 2023
1. Derivatives	7,174,199	5,939,912	1,234,287	602,590	355,169	276,528	213,481
2. Repurchase agreements	7,449,724	-	7,449,724	7,449,724	-	-	46,472
3. Securities lending	-	-	-	-	-	-	-
4. Other	-	-	-	-	-	-	-
Total 31 12 2024	14,623,923	5,939,912	8,684,011	8,052,314	355,169	276,528	X
Total 31 12 2023	15,041,907	7,165,734	7,876,173	7,192,642	423,578	X	259,953

The two tables above provide the disclosure required by IFRS 7 concerning financial instruments which:

•	were offset in the balance sheet pursuant to IAS 32;

•	could potentially be offset, given certain conditions, but presented in the balance sheet as open balances as they are governed by “framework offsetting agreements or similar agreements” which do not meet the criteria established in IAS 32 for offsetting.

The EUR 5,940 mln offset presented in the columns “Financial assets set off (b)” columns “Financial liabilities set off (b)“ refers almost exclusively to OTC derivatives entered into by the Parent Company by indirect access with central counterparties. These derivatives are shown as a decrease in the following balance sheet items:

•	20. Financial assets measured at fair value through profit and loss (a) Financial assets held for trading – set off by EUR 5,559 mln;

•	50. Hedging derivatives with a positive fair value – set off by EUR 381 mln;

•	20. Financial liabilities held for trading - set off by EUR 5,530 mln;

•	40. Hedging derivatives with a negative fair value – set off by EUR 410 mln.

For the purposes of reconciliation of the amounts shown in the column (c) “net amount of financial assets/liabilities recognised in the balance sheet” with the opening balances shown in “Part B – Information on the balance sheet”, it should be noted that:

•	the amount related to both trading and hedging derivative financial instruments, aided by netting agreements or similar, is represented in asset items 20 a) “Financial assets held for trading” and 50 “Hedging derivatives” and in liability items 20 “Financial liabilities held for trading” and 40 “Hedging derivatives”;

•	the amount related to repurchase agreements subject to netting agreements or similar is shown in line “Repurchase agreements/Reverse repurchase agreements” in the tables containing a breakdown of asset item 40 “Financial assets measured at amortised cost” and liability item 10 “Financial liabilities measured at amortised cost”.

The Group discloses the following instruments that can potentially be set off upon certain events occurring, presented in the “Related amounts not subject to offsetting” columns:

•	for derivative instruments: “ISDA Master Agreement” and netting agreements with clearing houses;

•	with regard to repurchase agreements and reverse repurchase agreements: framework “Global Master Repurchase Agreements (GMRA)” and netting agreements with the “Cassa di Compensazione e Garanzia” (CC&G);

•	with respect to securities lending transactions: “Global Master Securities Lending Agreements (GMSLA)”.

The effects of potentially setting off:

•	the book value of financial assets and liabilities are stated in column (d) “Financial instruments”, alongside the fair value of financial collateral represented by securities;

•	the exposure, alongside cash collateral, is shown in column (e) “Cash deposits received/given as collateral”.

BANCA MONTE DEI PASCHI DI SIENA

It should also be noted that:

•	the standard also requires the effects of the financial collateral (including cash collateral) received and given to be taken into account;

•	with regard to securities lending transactions, in these tables transactions involving the payment of cash collateral fully owned by the lender are included in the item “Repurchase agreements”;

•	the repurchase agreements are recognised in the tables at amortised cost, while the financial collateral and derivative transactions are reported at their fair value.

In accordance with the compilation methods shown, agreements for the netting of financial instruments and related financial collateral significantly reduce counterparty credit/debt exposure, as indicated in column (f) “Net amount”.

8 Securities lending transactions

The Group, as borrower, has not carried out securities lending transactions guaranteed by other securities or securities lending transactions with customers.

9 Information on joint control activities

At the reporting date, as in the previous financial year, there were no jointly controlled arrangements qualifying as “joint operations” within the meaning of IFRS 11, according to which the parties with joint control have rights to the assets and obligations to the liabilities of the arrangement.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part C - Information on the consolidated income statement

Part C - Information on the consolidated income statement

Section 1 - Interest income/expense - Items 10 and 20

1.1 Interest income and similar revenues: breakdown

Itme/Type	Debt securities	Loans	Other transactions	Total 31 12 2024	Total 31 12 2023
1. Financial asset measured at fair value through profit and loss	65,981	4,753	102	70,836	54,245
1.1 Finanicial asset held for trading	57,964	585	102	58,651	42,515
1.2 Financial assets designated at fair value	-	-	-	-	-
1.3 Financial assets mandatorily measured at fair value	8,017	4,168	-	12,185	11,730
2. Financial asset measured at fair value through other comprehensive income	42,085	-	X	42,085	45,856
3. Financial assets measured at amortised cost	311,626	3,491,229	X	3,802,855	3,573,376
3.1. Loans to banks	28,364	82,948	X	111,312	112,645
3.2 Loans to customers	283,262	3,408,281	X	3,691,543	3,460,731
4. Hedging derivatives	X	X	113,785	113,785	114,451
5. Other assets	X	X	648,385	648,385	540,269
6. Financial liabilities	X	X	X	3	604
Total	419,692	3,495,982	762,272	4,677,949	4,328,801
of which interest income on credit impaired assets	-	102,139	-	102,139	82,905
of which interest income on financial leasing	X	198,153	X	198,153	199,744

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

Line 4 “Hedging derivatives”, in the “Other transactions” column, includes the spread related to hedging derivatives rectifying the interest income recognised on the hedged financial instruments under assets.

Line 5 “Other assets”, column “Other transactions”, shows the interest accrued on sight deposits and current accounts with central banks classified under the item “Cash and cash equivalents” for EUR 488.7 mln (EUR 456.8 mln at 31 December 2023). The same item also includes accrued interest income on tax credits in the amount of EUR 109.0 mln (EUR 56.2 mln as at 31 December 2023).

Interest income, calculated for financial assets measured at amortised cost under the effective interest rate method, is entered in different columns based on the original ‘technical form’. The amount accrued during the financial year for positions that are classified as “non-performing” as at the reporting date totalled EUR 102.1 mln (EUR 84.0 mln as at 31 December 2023).

Interest on arrears is posted to net interest income only for the portion actually collected.

For a trend analysis of the concerned items, reference should be made to the Consolidated Report on Operations.

BANCA MONTE DEI PASCHI DI SIENA

1.2 Interest income and similar revenues: other information

1.2.1 Interest income from financial assets denominated in foreign currency

Interest income from financial assets denominated in foreign currency for 2024 amounted to EUR 43.8 mln as compared to EUR 42.7 mln in 2023.

1.3 Interest expense and similar charges: breakdown

Items	Deposits	Securities	Other transactions	Total 31 12 2024	Total 31 12 2023*
1. Financial liabilities measured at amortised cost	(1,775,167)	(472,769)	-	(2,247,936)	(1,857,045)
1.1 Due to central banks	(370,709)	X	X	(370,709)	(540,576)
1.2 Due to banks	(48,495)	X	X	(48,495)	(58,027)
1.3 Due to customers	(1,355,963)	X	X	(1,355,963)	(875,695)
1.4 Debt securities issued	X	(472,769)	X	(472,769)	(382,747)
2. Financial liabilities held for trading	-	-	-	-	(2,144)
3. Financial liabilities designated at fair value	-	(4,736)	-	(4,736)	(4,507)
4. Other liabilities	X	X	(127)	(127)	(141)
5. Hedging derivatives	X	X	(104,081)	(104,081)	(205,006)
6. Financial assets	X	X	X	(319)	(573)
Total	(1,775,167)	(477,505)	(104,208)	(2,357,199)	(2,069,416)
of which interest expense on leasing liabilities	(4,906)	X	X	(4,906)	(4,915)

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

Line 1.1 “Due to central banks” includes interest on the Parent Company’s refinancing transactions with the ECB amounting to EUR 370.7 mln, down from EUR 540.6 mln of previous year following the completion of TLTRO repayments in June and the reallocation of funding in MRO and LTRO auctions.

Lines 1.2, “Due to banks” and 1.3, “Due to Customers”, in the “Deposits” column, include interest on payables under repurchase agreements on: treasury securities recognised in the balance sheet or securities not recognised in the balance sheet obtained through repo transactions or from self-securitisations without derecognition.

The increase in interest paid shown in line 1.3 “Due to customers” is due to the higher interest expense on customer borrowings, especially in the first half of 2024.

Line “1.4 Debt securities issued” indicates the interest expense accrued during the financial year on bonds and certificates of deposit valued at amortised cost; the increase over last year is related to the two new issues in March and November 2024.

Line 5 “Hedging derivatives”, in the “Other transactions” column, includes the spreads for hedging derivatives providing a correction for the interest expense recognised on hedged fixed-rate commercial funding and bonds.

Line 6. “Financial assets” highlights the negative interest accrued on financial assets.

For a trend analysis of the concerned items, reference should be made to the Consolidated Report on Operations.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part C - Information on the consolidated income statement

1.4 Interest expense and similar charges: other information

1.4.1 Interest expense on liabilities denominated in foreign currency

Interest expense on liabilities denominated in foreign currency for 2024 amounted to EUR 13.6 mln as compared to EUR 9.1 mln in 2023.

1.5 Spreads on hedging transactions

Items	Total 31 12 2024	Total 31 12 2023
A. Positive spreads on hedging transactions	122,227	133,231
B. Negative spreads on hedging transactions	(112,523)	(223,784)
C. Balance (A+B)	9,704	(90,553)

BANCA MONTE DEI PASCHI DI SIENA

Section 2 - Fee and commission income/expense - Items 40 and 50

2.1 Fee and commission income: breakdown

	Total	Total
Type of service/Amount	31 12 2024	31 12 2023
a) Financial insturments	127,892	122,365
1. Placement of securities	32,831	38,618
1.1 Underwriting on the basisi of an irrevocable commitment	16,852	24,105
1.2 without irrevocable commitment	15,979	14,513
2. Reception and trasmission of orders	25,611	25,339
2.1 Reception and trasmission of orders of financial instruments	24,639	23,416
2.2 Execution of orders on behalf of customers	972	1,923
3. Other commission income related to activities linked to financial instruments	69,450	58,408
of which: proprietary trading	14,744	15,109
of which: individual portfolio management	54,706	43,299
b) Corporate Finance	8,208	7,798
1. M&A fees	-	-
2. Treasury services	8,208	7,752
3. Other fees and commission income related to Corporate finance activities	-	46
c) Investment advisory activities	8,027	5,504
d) Clearing and settlement	147	285
e) Collective portfolio management	-	-
f) Custody and administration of securities	5,770	5,482
1. Custodian bank	-	-
2. Other fees and commission income related to Custody and administration activities	5,770	5,482
g) Central administrative services for collective portfolio management	-	-
h) Trustee business	2,148	2,115
i) Payment services	510,746	504,415
1. Current account	216,356	219,275
2. Credit cards	66,157	67,998
3. Debit cards and other card payments	80,326	77,819
4. Transfers and other payment orders	86,742	67,343
5. Other fees and commission income related to payment services	61,165	71,980
j) Distribution of third-party services	678,941	541,433
1. Collective portfolio management	420,121	315,274
2. Insurance products	208,272	192,028
3. Other products	50,548	34,131
of which: individual portfolio management	-	-
k) Structured finance	-	-
l) Securitisation servicing activities	44	66
m) Loans commitments given	173,071	173,361
n) Financial guarantees	57,872	49,019
of which: credit derivatives	-	-
o) Lending transactions	72,642	77,502
of which: factoring services	16,604	15,070
p)Currency trading	3,703	3,572
q) Commodities	-	-
r) Other fees and commission income	39,257	53,101
of which: management of sharign multilateral trading facilities	-	-
of which: management of organized trading systems	-	-
Total	1,688,468	1,546,018

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part C - Information on the consolidated income statement

Line r) “Other fee and commission income” includes EUR 10.2 mln related to leasing operations, EUR 12.8 mln related to the preliminary investigation of tax credits and to the recovery of expenses incurred by the Parent Company for the finalisation of transactions, and finally EUR 3.6 mln of agency fees for the role held by the Parent Company as lead/agent of syndicated loans.

For an analysis of the fee and commission income and for the disclosure on disaggregation of revenues, as required by IFRS 15.114-115, the table below shows the trend in fees and commissions for each of the operating segments identified, by type of asset.

SEGMENT REPORTING	Operating
	Retail banking	Wealth Management	Corporate banking	Large Corp. & Investment Banking	Corporate Center	Total Montepaschi Group
Primary segment	31/12/24	31/12/24	31/12/24	31/12/24	31/12/24	31/12/24
Commercial banking actitvities	432,947	10,819	391,526	64,453	86	899,831
Fees from mangement and advisory activities	625,146	108,361	18,939	16,118	20,072	788,637
Net fees and commission income	1,058,092	119,180	410,465	80,571	20,158	1,688,468

For further details, please refer to the information in PART L “Segment reporting” of these Notes to the Consolidated Financial Statements.

Of the Group’s Fee and commission income referring to the Commercial segments, 53.3% derived from fees and commissions related to commercial banking and 46.7% from fees and commissions related to management/brokerage and advisory activities. More specifically, 40.9% of the fee and commission income from Retail banking is attributable to commercial banking and 59.1% to management, brokerage and advisory activities. Wealth Management’s fee and commission income is mainly attributable to management, brokerage and advisory activities (90.9%) and to a lesser extent to commercial banking activities (9.1%). Commission income from Corporate Banking originated mainly from commercial banking activities (95.4%) and from management, brokerage and advisory activities (4.6%), as did commission income from Large Corporate & Investment banking, which was mainly concentrated on the commercial banking component (80.0%) compared to the management, brokerage and advisory activities component (20.0%).

The disclosure for performance obligations is provided for the main services offered by Group companies, in accordance with IFRS 15.113, 119:

•	collection and payment services, including the offer to customers of credit and debit cards issued by the Bank. For these services, the customer pays an annual fee in advance for the administrative management of the card, recognised over time, as well as fees calculated on the individual transactions linked to the card’s configuration, which, if not included in the annual fee, are recognised at a point in time as linked to the individual performance obligation carried out at a specific time; collection and payment services also include all foreign currency trading services, as well as other generic collection services that entail the collection of fees against the performance obligation made at consumption and recognised at a point in time;

•	administration of current accounts. Within this context, the fees received for various products offered to customers may include a periodic fee for the current account management service (that may or may not include a package of services), as well as fees received on individual transactions performed by customers that are not included in the annual fee. The first type of fee refers to a performance obligation fulfilled over time, while the second refers to services performed at a specific time and compensated separately from the quarterly fee, and which are structured as a performance obligation fulfilled at a point in time;

•	distribution of third-party products and services based on partnership agreements with external counterparties, for which placement commissions are collected, recorded at a point in time as they are compensation for the intermediation performance obligation provided by the Group and continuing commissions connected to the administrative management of the customer in the network, recorded over time, as they represents compensation for the performance obligation rendered over the course of the investment’s duration. Some distribution agreements also include variable commissions, recognised by external counterparties upon achieving certain placement volumes or other annual metrics envisaged in the distribution agreements. Based on the various contractual provisions and in accordance with provisions contained in IFRS 15, if conditions apply in the interim periods, analyses are carried out in order to determine if there are conditions that allow the advance accounting of the revenue or a portion thereof.

BANCA MONTE DEI PASCHI DI SIENA

The advance recognition is carried out exclusively if it is highly likely that, once the uncertainty has been resolved, there is no downward adjustment of the recorded amount. Lastly, some contracts contain claw-back clauses, which entail, in the event certain conditions apply, the full or partial reimbursement of placement commissions previously recognised upon execution of the initial performance obligation (i.e. point in time): in this case, the claw-back clause represents a variable component of the transaction price, since the amount recognised upon product placement is not definitive, but will depend on future events that are beyond the control of the Group. In such situations the amount of the commissions that could potentially be subject to restitution is estimated, charging the amount that is expected to be returned to the third party to a specific risk provision; the income that is posted to the income statement is equal to the amount recognised against the performance obligation for the placement activity carried out during the financial year, net of the amount set aside in the provision;

•	individual portfolio management, in the context of assets linked to financial instruments, which mainly include management fees, calculated with a percentage proportional to the assets under management, recognised over time as a remuneration of a service rendered over time;

•	complex financial services including consultancy, advisory/asseveration/underwriting and order collection. The contracts may provide for various types of fees and commissions associated with the various services offered. Some of these are linked to activities performed throughout the contract’s duration (over time) and paid by the customer regardless of the outcome of the activities, while others are services for which the customer pays only if certain identified events occur, therefore, they are connected to services provided at a specific point in time. The first type of fee, associated with a performance obligation over time, is recognised throughout the contract’s duration, while the second is recorded when the event occurs, as it represents compensation for a performance obligation carried out at a point in time;

•	fiduciary services to customers via subsidiary MP Fiduciaria, including the confidential administration of money, financial i nstruments and unlisted equity investments, fiduciary mandates for guarantee purposes, family portfolio settlements and the intergenerational transfer of wealth. Since they are linked to performance obligations that are protracted and repeated over time, the fees for fiduciary services are measured over time for continuing commissions. Instead, commissions for opening the relationship are recognised at a point in time.

With regard to the breakdown in revenues (IFRS 15.116-118), it should be noted that EUR 2.0 mln was recorded as the adjustment price component accrued during the year on commissions collected for placement of third-party services carried out by the Parent Company in the previous year.

This line includes the reversal of revenues for EUR 7.4 mln made against a provision for risks in accordance with IFRS 15, in consideration of the claw-back clauses set forth in a third-party product placement contract.

2.1.a Fee and commission income: distribution channels of products and services

Channel/Sectors	31 12 2024	31 12 2023
a) Group branches	649,034	545,775
1. portfolio management	49,413	38,845
2. placement of securities	6,595	37,750
3. third party services and products	593,026	469,180
b) “Door-to-door” sales	72,523	62,866
1. portfolio management	5,290	4,452
2. placement of securities	386	605
3. third party services and products	66,847	57,809
c) Other distribution channels	44,922	14,709
1. portfolio management	3	2
2. placement of securities	25,851	263
3. third party services and products	19,068	14,444

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part C - Information on the consolidated income statement

2.2 Fee and commission expense: breakdown

Type of service/Amount	Total 31 12 2024	Total 31 12 2023*
a) Financial instruments	(5,042)	(4,885)
of which: trading in financial instruments	(4,422)	(3,486)
of which: placement of financial instruments	-	-
of which: individual portfolio management	(619)	(1,400)
- own portfolio	-	-
- third-party portfolio	(619)	(1,400)
b) Clearing and settlement	(4,483)	(2,172)
c) Collective portfolio management	-	-
- own portfolio	-	-
- third-party portfolio	-	-
d) Custody and administration	(4,296)	(3,793)
e) Collection and payment services	(89,169)	(80,455)
of which: credit card, debit card and other payments cards	(72,828)	(61,518)
f) Securitisation servicing activities	-	-
g) Loans commitment	-	-
h) Financial guarantees received	(26,710)	(46,818)
of which: credit derivatives	-	-
i) Door-to-door sales of financial instruments, products and services	(63,996)	(53,842)
j) Currency trading	-	-
k) Other fee and commission expenses	(39,735)	(38,334)
Total	(233,431)	(230,299)

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

Line a) “Financial instruments of which: individual portfolio management - third party portfolio” includes commissions payable on the collection of securities orders.

Line b) “Clearing and settlement” includes commissions payable for the derivative clearing service.

Line e) Collection and payment services” includes the commissions from the outsourcing of administrative servicing related to card management.

Line g) Loans commitment includes commission of EUR 17.0 mln (37.8 mln as at 31 December 2023) related to the purchase of protection against credit risk as part of the outstanding synthetic securitisations.

Line i) Door-to-door sales of financial instruments, products and services” includes fees and commissions paid to financial advisors of the Group.

Line k) “Other fee and commission expense” includes EUR 6.2 mln relating to leasing transactions, of which EUR 2.4 mln for commissions and contributions for the brokerage of agents.

For a trend analysis of the concerned items, reference should be made to the Consolidated Report on Operations.

BANCA MONTE DEI PASCHI DI SIENA

Section 3 - Dividends and similar income - Item 70

3.1 Dividends and similar income: breakdown

	31 12 2024			31 12 2023
Item/Income	Dividends	Similar Income	Total	Dividends	Similar Income	Total
A. Financial assets held for trading	4,068	1,056	5,124	4,851	1,103	5,954
B. Other financial assets mandatorily measured at fair value	-	8,485	8,485	-	8,092	8,092
C. Financial assets measured at fair value through other comprehensive income	9,114	-	9,114	12,501	-	12,501
D. Investments	-	-	-	-	-	-
Total	13,182	9,541	22,723	17,352	9,195	26,547

The table shows the amount of dividends received on shares traded within the trading book and non-controlling interest classified in the portfolio of “Financial assets measured at fair value through other comprehensive income”. Conversely, dividends relating to the Group’s subsidiaries and associates, consolidated line-by-line or under the equity method, are excluded.

Line “B Other financial assets mandatorily measured at fair value” refers entirely to income distributed by private equity funds.

Line “C. Financial assets measured at fair value through other comprehensive income” includes the dividend of EUR 8.5 mln (EUR 8.5 mln as at 31 December 2023) collected from the equity investment in the Bank of Italy.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part C - Information on the consolidated income statement

Section 4 - Net profit (loss) from trading - Item 80

4.1 Net profit (loss) from trading: breakdown

	Capital	Trading	Capital	Trading	Net Profit (Loss)
Transactions / P&L items	gains	Profits	losses	Losses	31 12 2024	31 12 2023*
1. Financial assets held for trading	39,831	106,495	(12,827)	(56,592)	76,907	170,938
1.1 Debt securities	22,503	90,281	(10,119)	(49,448)	53,217	160,616
1.2 Equity instruments	15,499	12,708	(2,429)	(5,903)	19,875	6,285
1.3 Units of UCITS	1,829	3,494	(279)	(1,241)	3,803	4,020
1.4 Loans	-	-	-	-	-	-
1.5 Other	-	12	-	-	12	17
2. Financial liabilities held for trading	3,817	22,076	(2,453)	(23,758)	(318)	(65,666)
2.1 Debt securities	3,785	21,544	(2,212)	(23,690)	(573)	(65,491)
2.2 Deposits	-	-	-	-	-	-
2.3 Other	32	532	(241)	(68)	255	(175)
3. Other financial assets and liabilities: exchange differences	X	X	X	X	10,024	(7,189)
4. Derivatives	4,687,521	7,980,485	(4,565,195)	(8,089,882)	41,264	(43,219)
4.1 Financial derivatives:	4,672,520	7,839,667	(4,486,394)	(8,051,029)	3,099	(89,941)
- on debt securities and interest rates	4,528,964	7,708,691	(4,364,481)	(7,904,991)	(31,817)	(161,117)
- on equity instruments and stock indices	133,611	72,141	(99,530)	(5,948)	100,274	32,318
- on currency and gold	X	X	X	X	28,335	47,261
- other	9,945	58,835	(22,383)	(140,090)	(93,693)	(8,403)
4.2 Credit derivatives	15,001	140,818	(78,801)	(38,853)	38,165	46,722
of which natural hedging connected with the fair value option	X	X	X	X	-	-
Total	4,731,169	8,109,056	(4,580,475)	(8,170,232)	127,877	54,864

* The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

It should be noted that, based on the provisions set in the Bank of Italy Circular no. 262, the specification “of which: natural hedges related to the fair value option” refers to a particular type of hedge under IFRS 9. In this regard, it should be noted that there are no amounts to be valued, as the Group opted to continue to use the hedge accounting regime under IAS 39.

During the financial year, the Credit Value Adjustment (CVA) decreased, generating a positive impact of EUR 0.1 mln on OTC derivatives; likewise, the Debit Value Adjustment (DVA) on OTC derivatives recorded a decrease with a consequent negative impact of EUR 6.0 mln.

BANCA MONTE DEI PASCHI DI SIENA

Section 5 - Net profit (loss) from hedging - Item 90

5.1 Net profit (loss) from hedging: breakdown

P&L items/Values	Total 31 12 2024	Total 31 12 2023
A. Gains on:
A.1 Fair value hedging instruments	129,237	223,001
A.2 Hedged financial assets (fair value)	195,093	519,165
A.3 Hedged financial liabilities (fair value)	940	-
A.4 Cash-flow hedging derivatives	-	-
A.5 Assets and liabilities denominated in foreign currency	-	-
Total gains on hedging activities (A)	325,270	742,166
B. Losses on:
B.1 Fair value hedging instruments	196,319	526,657
B.2 Hedged financial assets (fair value)	25,639	11,145
B.3 Hedged financial liabilities (fair value)	104,353	208,807
B.4 Cash-flow hedging derivatives	-	-
B.5 Assets and liabilities denominated in foreign currency	-	-
Total losses on hedging activities (B)	326,311	746,609
C. Net profit (loss) from hedging activities (A - B)	(1,041)	(4,443)
of which: hedging result on Net position	-	-

For information on hedging derivatives, the gains and losses on which are indicated in lines A.1 and A.4, B.1 and B.4 of this table, see Section 5 “Hedging derivatives – Item 50” of the assets and Section 4 “Hedging derivatives – Item 40” of the liabilities in Part B of these Notes to the financial statements.

More information on hedged assets and liabilities can be found in the tables in Part B of the Notes to the Financial Statements for each section of the accounts to which hedges are posted.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part C - Information on the consolidated income statement

Section 6 - Gains/(losses) on disposal/repurchase - Item 100

6.1 Gains (losses) on disposal/repurchase: breakdown

	Total 31 12 2024			Total 31 12 2023
Items / P&L items	Gains	Losses	Net Profit (Loss)	Gains	Losses	Net Profit (Loss)
Financial assets
1. Financial assets measured at amortised cost	5,823	(13,500)	(7,677)	15,602	(6,487)	9,115
1.1 Loans to banks	-	-	-	-	-	-
1.2 Loans to customers	5,823	(13,500)	(7,677)	15,602	(6,487)	9,115
2.. Financial assets measured at fair value through other comprehensive income	1,568	(1,838)	(270)	1,034	-	1,034
2.1 Debt securities issued	1,568	(1,838)	(270)	1,034	-	1,034
2.2 Loans	-	-	-	-	-	-
Total assets (A)	7,391	(15,338)	(7,947)	16,636	(6,487)	10,149
Financial liabilities measured at amortised cost	-	-	-	-	-	-
1. Due to banks	-	-	-	-	-	-
2. Due to customers	-	-	-	-	-	-
3. Debt securities issued	1	(626)	(625)	2	(179)	(177)
Total liabilities (B)	1	(626)	(625)	2	(179)	(177)

The “Net profit (loss)” column of the item “Financial assets measured at amortised cost” in line 1.2 “Loans to customers” mainly comprises the net losses from the sale of certain government securities as part of the overall renewal of the Group’s securities portfolio.

BANCA MONTE DEI PASCHI DI SIENA

Section 7 - Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss - Item 110

7.1 Net changes in other financial assets and liabilities measured at fair value through profit or loss: breakdown of financial assets and liabilities measured at fair value

	Capital	Realized	Capital	Realized	Net Profit (loss)
Transaction/P&L items	Gains	Profits	losses	losses	31 12 2024	31 12 2023
1. Financial assets	-	-	-	-	-	-
1.1 Debt securities issued	-	-	-	-	-	-
1.2 Equity instruments	-	-	-	-	-	-
2. Financial liabilities	2,151	-	(630)	-	1,521	(3,121)
2.1 Debt securities issued	2,151	-	(630)	-	1,521	(3,121)
2.2. Due to banks	-	-	-	-	-	-
2.3. Due to customers	-	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences "	X	X	X	X	-	-
Total	2,151	-	(630)	-	1,521	(3,121)

The item includes solely the profit, loss, capital gains and capital losses from structured fixed-rate bonds included in the fair value option. The balances of the economic valuations of derivatives through which said securities are subject to natural hedging are instead recognised under item 80 “Net profit (loss) from trading”.

Note that the changes in fair value due to changes in own creditworthiness are recognised under other revenue items without reversal to the income statement.

7.2 Net changes in other financial assets and liabilities measured at fair value through profit or loss: breakdown of other financial assets mandatorily measured at fair value

	Capital	Realized	Capital	Realized	Net Profit (loss)
Transaction/P&L items	gains	profits	losses	losses	31 12 2024	31 12 2023
1. Financial assets
1.1 Debt securities issued	186	25	(13,037)	-	(12,826)	4,692
1.2 Equity instruments	-	66	-	(3)	63	2,345
1.3 Units of UCITS	19,116	909	(17,374)	(3)	2,648	4,071
1.4 Loans	556	-	(1,809)	-	(1,253)	(517)
2. Other financial assets: exchange differences	X	X	X	X	18	(1,620)
Total	19,858	1,000	(32,220)	(6)	(11,350)	8,971

The net profit (loss) shown in the line “1.1 Financial assets - Debt securities”, includes the EUR 12.4 mln capital loss from the mezzanine and junior tranches of the Siena NPL securitisation.

The net profi (loss) shown in line “1.3 Financial assets – UCITS units’, refers to the revaluation of NPE credit funds partly set off by the impairment recognised in some private equity funds.

Line 1.4 “Financial Assets - Loans” includes in the column “Capital Gains” write-backs relating to loans for which there has been an improvement in the risk profile; the column “Capital Losses” includes write-downs of loans classified as “unlikely to pay”.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part C - Information on the consolidated income statement

Section 8 - Net impairment (losses)/reversals for credit risk - Item 130

8.1 Net impairment (losses)/reversal for credit risk on financial assets measured at amortised cost: breakdown

	Net impairment (losses)						Reversals
Transaction/P&L			Stage 3		Purechased or originated credit impaired financial assets					Purechased or originated credit impaired financial	Total	Total
items	Stage 1	Stage 2	Write-off	Others	Write-off	Others	Stage 1	Stage 2	Stage 3	assets	31 12 2024	31 12 2023*
A. Loans to banks	(342)	-	-	(5.979)	-	-	113	194	-	-	(6.014)	192
- Loans	(336)	-	-	(5.979)	-	-	109	194	-	-	(6.012)	225
- Debt securities	(6)	-	-	-	-	-	4	-	-	-	(2)	(33)
B. Loans to customers	(57.431)	(169.230)	(1.104)	(627.077)	-	(26)	64.609	138.030	252.013	10	(400.206)	(419.283)
- Loans	(56.616)	(168.421)	(1.104)	(627.077)	-	(26)	62.877	138.030	252.013	10	(400.314)	(415.418)
- Debt securities	(815)	(809)	-	-	-	-	1.732	-	-	-	108	(3.865)
C. Total	(57.773)	(169.230)	(1.104)	(633.056)	-	(26)	64.722	138.224	252.013	10	(406.220)	(419.091)

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

8.2 Net impairment (losses)/reversals for credit risk on financial assets measured at fair value through other comprehen-sive income: breakdown

	Net impairment (losses)						Reversals
Transaction/P&L			Stage 3		Purechased or originated credit impaired financial assets					Purechased or originated credit impaired financial	Total	Total
items	Stage 1	Stage 2	Write-off	Others	Write-off	Others	Stage 1	Stage 2	Stage 3	assets	31 12 2024	31 12 2023*
A. Debt securities issued	(118)	(1.253)	-	-	-	-	525	183	-	-	(663)	582
B. Loans	-	-	-	-	-	-	-	-	-	-	-	-
- to banks	-	-	-	-	-	-	-	-	-	-	-	-
- to customers	-	-	-	-	-	-	-	-	-	-	-	-
Total	(118)	(1.253)	-	-	-	-	525	183	-	-	(663)	582

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

Section 9 - Gains/losses from contractual changes without cancellation - Item 140

9.1 Modification gains/(losses): breakdown

This item, negative for EUR 9.9 mln as at 31 December 2024 (negative for EUR 6.8 mln as at 31 December 2023) includes the impacts related to contractual changes on medium/long term loans to customers which, without any substantial change, according to the provisions of IFRS 9, as well as the Group’s accounting regulations, do not entail accounting derecognition of the assets but rather the recognition to profit and loss of the changes made to the contractual cash flows.

BANCA MONTE DEI PASCHI DI SIENA

Section 10 - Result of insurance services - Item 160

Section 11 - Balance of revenues and costs of a financial nature relating to insurance management - Item 170

The tables of the two sections are not included as the Group does not carry out insurance activities, therefore the cases in question are not pertinent both for the year 2024 and for the year of comparison.

Section 12 - Administrative expenses - Item 190

12.1 Personnel expenses: breakdown

Type of Expense / Area	Total 31 12 2024	Total 31 12 2023*
1. Employees	(1,254,444)	(1,188,580)
a) wages and salaries	(871,701)	(837,707)
b) social-welfare charges	(235,226)	(228,613)
c) severance pay	(58,332)	(54,639)
d) social security expenses	-	-
e) provision for staff severance pay	(2,385)	(2,727)
f) pension fund and similar obligations:	(110)	(70)
- defined contribution	-	-
- defined benefit	(110)	(70)
g) contributions to external pension funds:	(22,087)	(20,615)
- defined contribution	(22,087)	(20,615)
- defined benefit	-	-
h) costs related to share-based payments	(3,961)	(1,683)
i) other employee benefits	(60,642)	(42,526)
2. Other staff	9,225	8,815
3. Directors and Statutory Auditors	(2,366)	(2,536)
4. Retired personnel	(22)	(19)
Total	(1,247,607)	(1,182,320)

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

The net increase in personnel expenses is mainly due to the higher expense following the recognition of the second tranche of the salary increase agreed in the renewed bankers’ National Collective Labour Agreement.

Line “f) pension funds and similar obligations” includes amounts set aside for internal funds, while line “g) contributions to external pension funds” includes contributions paid and adjustments made to external pension funds.

Line “h) Costs related to share-based payments” includes estimated cost, measured at fair value, of phantom shares granted to key personnel as the variable part of the incentive scheme, in addition to the recurring fair value adjustment of the same.

Line “i) other employee benefits” amounting to EUR 60.6 mln includes the effect of discounting expenses relating to redundancies or access to the Solidarity Fund.

Line 2 “Other staff” includes approximately EUR 9.6 mln as at 31 December 2024 (EUR 9.5 mln as at 31 December 2023) relating to Fruendo and due to the reinstatement and subsequent secondment of some employees in 2020.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part C - Information on the consolidated income statement

12.2 Average number of employees by category

Category / Average Number	31 12 2024	31 12 2023
Employees:	15,869	15,797
a) executives	159	162
b) middle managers	6,015	5,864
c) remaining staff	9,695	9,771
Other personnel	6	8
Total	15,875	15,805

12.3 Defined benefit company pension funds: costs and revenues

	31 12 2024			31 12 2023
	Defined benefit company pension funds		Provision	Defined benefit company pension funds		Provision
Items/Amounts	Internal pension plan	External pension plan	for staff severance pay	Internal pension plan	External pension plan	for staff severance pay
Interest income/expense	(110)	-	(2,355)	(70)	-	(2,698)
Current service cost and gains (losses) arising from settlements*	-	-	(29)	-	-	(28)
Past service cost	-	-	-	-	-	-
Gains (losses) arising from settlements**	-	-	-	-	-	-
Other operating costs	-	-	(1)	-	-	(1)
Total	(110)	-	(2,385)	(70)	-	(2,727)

* Pursuant to par. 100 of IAS 19, note that the past service cost and the amount of gains and losses arising from settlements need not be distinguished if they occur together.

** Only in the event of settlement not set out in the terms of the plan.

12.4 Other employee benefits

No information to report pursuant to paragraphs 53, 158 and 171 of IAS 19.

BANCA MONTE DEI PASCHI DI SIENA

12.5 Other administrative expenses: breakdown

Items/Amounts	31 12 2024	31 12 2023*
Stamp duties	(178,349)	(164,746)
Indirect taxes and duties	(27,265)	(25,668)
Municipal real estate property tax	(19,969)	(20,278)
Property rentals	(958)	(1,032)
Cleaning service contracts	(15,114)	(16,303)
Insurance	(15,826)	(16,910)
Sundry lease payments and Rentals	(113,701)	(114,061)
Remuneration of external professionals	(60,724)	(60,255)
Third-party data processing	(29,803)	(31,314)
Lease of equipment	(32,272)	(18,153)
Utilities	(35,914)	(45,222)
Maintenance of movable and immovable properties (used in the business )	(30,112)	(31,566)
Postage	(16,160)	(15,983)
Advertising, sponsorships and promotions	(2,982)	(6,223)
Membership dues	(2,694)	(3,364)
Reimbursement of employee car and travel expenses	(2,826)	(2,428)
Security services	(6,118)	(6,728)
Software	(46,857)	(55,526)
Expenses for personnel training	(2,252)	(2,172)
Corporate entertainment expenses	(862)	(669)
Printing and stationery	(3,550)	(4,999)
Telephone, telefax and telegraph	(5,679)	(7,492)
Transportation	(19,627)	(18,760)
Sundry occupancy expenses and refunds for release of immovable property used in the business	(5,498)	(5,594)
Contributions Resolution Funds (SRF) and Deposits Guarantee Schemes (DGS) and Assurance guarantee Fund	(77,528)	(133,489)
DTA fee	(61,252)	(62,927)
Others	(11,728)	(12,058)
Total	(825,620)	(883,920)

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

The line “Sundry lease payments and rentals” includes EUR 77.6 mln (EUR 76.9 mln as at 31 December 2023) referring to costs for outsourced services regarding back office accounting and administrative activities related to the management and provision of specific services by the Group. These services entail decreasing considerations over the duration of the contract, against a constant volume of services received by the Group. In accordance with the accounting policies (see Part A, Other information - Costs for constant services and decreasing payments), the recognition of the afore-mentioned costs in the income statements follows a linear trend over the contract duration with the consequent necessity for the Group to recognise a prepayment. The cumulative figure as at 31 December 2024 amounted to EUR 232.8 mln (EUR 242.0 mln as at 31 December 2023) and is shown under item “Other assets”, line “Accrued income and prepaid expenses not attributable to its own separate item” of Part B of these Notes to the financial statements. The line also includes costs relating to short-term and low-value lease agreements for EUR 3.1 mln (EUR 3.5 mln as at 31 December 2023).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part C - Information on the consolidated income statement

The line “Contributions to resolution funds (SRF), Deposit guarantee Systems (DGS) and Assurance guarantee Fund” amounting to EUR 77.5 mln (EUR 133.5 mln as at 31 December 2023), includes the contributions paid to the DGS of EUR 75.3 mln (EUR 75.1 mln as at 31 December 2023), and the estimated EUR 2.2 mln contribution that the Group expects to pay to the Life Insurance Guarantee Fund. In the previous year a contribution to the Single Resolution Fund of EUR 58.6 mln was recognised, which was not required for 2024.

The line “DTA fee” includes the expenses related to the fee paid on convertible DTAs into tax credit as set forth in art. 11 of Italian Law Decree no. 59 of 3 May 2016, converted into Italian Law no. 119 of 30 June 2016.

Section 13 - Net provisions for risks and charges – Item 200

13.1 Net provisions for credit risk relative to commitments to disburse funds and financial guarantees issued: breakdown

Transaction/P&L items	Stage 1	Stage 2	Stage 3	Total 31 12 2024	Total 31 12 2023
1) financial guarantees issued	4,294	1,412	6,377	12,083	(30,146)
Provision for the year	(4,492)	(4,036)	(35,443)	(43,971)	(42,218)
Write-backs	8,786	5,448	41,820	56,054	12,072
2) Commitments to disburs funds	3,394	(11,601)	-	(8,207)	15,124
Provision for the year	(3,783)	(14,284)	-	(18,067)	(9,472)
Write-backs	7,177	2,683	-	9,860	24,596
Total	7,688	(10,189)	6,377	3,876	(15,022)

*The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

13.2 Net provisions relative to other commitments and guarantees issued: breakdown

At the reporting date of these Financial Statements and for the financial year of comparison, there were no provisions of this type.

13.3 Other net provisions for risks and charges: breakdown

	31 12 2024			31 12 2023*
Items/Amount	Provisions for the year	Write-backs	Net Provisions	Provisions for the year	Write-backs	Net Provisions
Legal disputes	(127,681)	71,013	(56,668)	(117,212)	503,785	386,573
- cost	(112,009)	70,296	(41,713)	(87,979)	500,133	412,154
- discounting effect	(15,672)	717	(14,955)	(29,233)	3,652	(25,581)
Personnel expenses	(2,794)	2,186	(608)	(5,165)	5,127	(38)
Other risks and charges	(26,577)	16,216	(10,361)	(21,817)	102,876	81,059
Total	(157,052)	89,415	(67,637)	(144,194)	611,788	467,594

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

The net releases of EUR 467.6 mln recognised in the previous year were almost entirely due to the improved litigation risk profile compared to the financial disclosures for the period 2008-2015 as a result of the positive judgments issued in the last quarter of 2023.

BANCA MONTE DEI PASCHI DI SIENA

Section 14 - Net Value Adjustments/recoveries on Property, Plant and Equipment - Item 210

14.1 Net value adjustments to property, plant and equipment: breakdown

Assets / P&L items	Depreciations	Impairment losses	Recoveries	Net Profit (loss) 31 12 2024	Net Profit (loss) 31 12 2023*
A. Property, plant and equipment
A.1 Used in de business	(100,737)	(765)	-	(101,502)	(106,123)
- owned	(58,109)	-	-	(58,109)	(60,066)
- Right of Use acquired through leasing	(42,628)	(765)	-	(43,393)	(46,057)
A.2 Held for investment	-	-	-	-	-
- owned	-	-	-	-	-
- Right of Use acquired through leasing	-	-	-	-	-
3. Inventories	X	-	-	-	-
Total	(100,737)	(765)	-	(101,502)	(106,123)

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

Section 15 - Net Value Adjustments/recoveries on Intangible Assets - Item 220

15.1 Net value adjustments to intangible assets: breakdown

Assets/P&L items	Depreciations	Impairment losses	Recoveries	Net profit (loss) 31 12 2024	Net profit (loss) 31 12 2023*
A. Intangible assets
of which: software	(65,963)	(1,765)	-	(67,728)	(67,116)
A.1 Owned	(66,020)	(1,827)	-	(67,847)	(67,169)
- generated internally by the company	(13,699)	(628)	-	(14,327)	(16,461)
- other	(52,321)	(1,199)	-	(53,520)	(50,708)
A.2 Right of Use acquired through leasing	-	-	-	-	-
Total	(66,020)	(1,827)	-	(67,847)	(67,169)

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part C - Information on the consolidated income statement

Section 16 - Other operating expenses/income - Item 230

16.1 Other operating expenses: breakdown

Item/Values	Total 31 12 2024	Total 31 12 2023*
Costs of robberies	(1,007)	(510)
Depreciation of leasehold improvements recognised as Other assets	(4,299)	(6,166)
Cost of financial lease transactions	(5,730)	(5,644)
Costs from judgments and settlement agreements	(25,214)	(19,822)
Other	(23,874)	(25,198)
Total	(60,124)	(57,340)

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS

16.2 Other operating income: breakdown

Item/Value	Total 31 12 2024	Total 31 12 2023*
Rents from investment real estate	7,090	8,229
Recovery of taxes	189,640	171,211
Recovery of insurance premiums	1,327	2,148
Income from financial lease transaction	6,627	6,110
Recovery of other expenses	35,158	29,822
Other	51,538	55,384
Total	291,380	272,904

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

The amount of EUR 35.1 mln classified under “Recovery of other expenses” includes, among other things, the compensation of legal fees incurred for the enforced recovery of bad loans of EUR 4.0 mln (EUR 4.0 mln as at 31 December 2023).

The Group has no income deriving from the sublease of assets consisting in the right of use (IFRS 16.53 (f)).

“Other operating income” does not include any revenues under the scope of IFRS 15.

The Group does not have any variable income not related to an index or a rate deriving from leasing activities (IFRS 16.90 b).

BANCA MONTE DEI PASCHI DI SIENA

Section 17 - Gains (losses) on investments - Item 250

17.1 Gains (losses) on investments: breakdown

P&L items/Sectors	Total 31 12 2024	Total 31 12 2023
1) Jointly owned companies
A. Income	-	-
1. Revaluations	-	-
2. Gains on disposal	-	-
3. Write-backs	-	-
4. Other income	-	-
B. Expense	-	-
1. Write-downs	-	-
2. Impairment losses	-	-
3. Losses on disposal	-	-
4. Other expenses	-	-
Net Profit (Loss)	-	-
2) Companies subject to significant influence
A. Income	75,217	91,058
1. Revaluations	75,217	90,793
2. Gains on disposal	-	-
3. Write-backs	-	-
4. Other income	-	265
B. Expense	(988)	(7,450)
1. Write-downs	(988)	-
2. Impairment losses	-	(6,572)
3. Losses on disposal	-	-
4. Other expenses	-	(878)
Net Profit (Loss)	74,229	83,608
Total	74,229	83,608

The amount of EUR 75.2 mln recognised in line 2) A.1 “Revaluations” is predominantly due to the results of equity investment in associates, especially AXA MPS Vita S.p.A. and AXA MPS Danni S.p.A.

As at 31 December 2024, there were no impairment losses on investee companies (EUR 6.6 mln as at 31 December 2023 attributable to the associate Fidi Toscana).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part C - Information on the consolidated income statement

Section 18 - Net gains (losses) on property, plant and equipment and intangible assets measured at fair value - Item 260

18.1 Net gains (losses) on property, plant and equipment and intangible assets measured at fair value (or revalued) or at presumed realisable value: breakdown

			Exchange difference		Net profit (loss)	Net profit (loss)
Assets/P&L items	Revaluations (a)	Write-downs (b)	Positive (c)	Negative (d)	(a+b+c+d)	31 12 2023
A. Properties, plant and equip- ments	8,656	36,011	-	-	(27,355)	(53,144)
A.1 Used in the business	4,184	12,407	-	-	(8,223)	(28,435)
- owned	4,184	12,407	-	-	(8,223)	(28,435)
- right of use acquired through leasing	-	-	-	-	-	-
A.2 held for investment	4,398	22,783	-	-	(18,385)	(23,424)
- owned	4,398	22,783	-	-	(18,385)	(23,424)
- right of use acquired through leasing	-	-	-	-	-	-
A.3 Inventories	74	821	-	-	(747)	(1,285)
B. Intangible assets	-	-	-	-	-	-
B.1 Owned	-	-	-	-	-	-
- generated internally by the company	-	-	-	-	-	-
- other	-	-	-	-	-	-
B.2 Right of use acquired through leasing	-	-	-	-	-	-
Total	8,656	36,011	-	-	(27,355)	(53,144)

The item, which was negative for a total of EUR 27.4 mln (EUR 53.1 mln was the negative balance of the previous financial year), includes the results of the fair value measurement of “revalued property, plant and equipment used in the business”, “property, plant and equipment held for investment purposes”, “inventories of property, plant and equipment” and, finally, “assets held for sale”, consisting of owned real estate assets.

Section 19 - Impairment of goodwill - Item 270

19.1 Impairment of goodwill: breakdown

Owing to its indefinite or unlimited useful life, goodwill is tested at the end of each financial year to assess whether its book value is fairly stated or recoverable. The impairment test performed in 2024 did not result in any value adjustments on the goodwill allocated to the Widiba CGU (Cash Generating Unit), as it confirmed the recoverability of the book value.

For additional information concerning the methods for conducting impairment tests, see the appropriate section in Part B of the Notes to the Financial Statements, Section 10.1 of Assets “Intangible Assets: breakdown by type”.

BANCA MONTE DEI PASCHI DI SIENA

Section 20 – Gains (losses) on disposal of investments – Item 280

20.1 Gains (losses) on disposals of investments: breakdown

P&L items/Sectors	Total 31 12 2024	Total 31 12 2023*
A. Property	2,666	151
- Gains on disposal	8,813	156
- Losses on disposal	(6,147)	(5)
B. Other assets	2	(74)
- Gains on disposal	4	3
- Losses on disposal	(2)	(77)
Net Profit (Loss)	2,668	77

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

The net gain of EUR 2.7 mln recognised in item A. Property refers almost entirely sale transactions completed in previous years and classified as assets held for sale as at 31 December 2023.

It should be noted that the Group, as at 31 decembre 2024, recognised gains from sale and leaseback transactions in the amount of EUR 8.7 mln.

Section 21 – Tax expense (recovery) on income from continuing operations – Item 300

21.1 Tax (expense)/recovery on income from continuing operations: breakdown

	Total
P&L items/Sectors	31 12 2024	31 12 2023*
1. Current tax (-)	(98,164)	(85,661)
2. Adjustments to current tax of prior years (+/-)	(1,065)	4,757
3. Reduction of current tax for the year (+)	-	-
3. bis Reduction in current tax for the period due to tax credits under Law 214/2011	-	8,567
4. Changes in prepaid taxes (+/-)	603,672	414,239
5. Changes in deferred taxes (+/-)	3,657	3,674
6. Tax expense for the year (-) (-1+/-2 +3+3bis+/-4+/-5)	508,100	345,576

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.

The amount under line 4. “Deferred tax assets: annual changes” reflects the positive imbalance between the overall effect of the DTA valuation arising from the results of the probability test, amounting to EUR 987.5 mln, and the net reversals for the year. For a more detailed breakdown of the DTA reassessment, please refer to paragraph 11.8 – Part B – Information on the Balance Sheet of these Notes to the financial statements.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part C - Information on the consolidated income statement

21.2 Reconciliation of theoretical to actual tax charge

Items/Amounts	31 12 2024%		31 12 2023*	%
Pre-tax profit (loss) from continuing operations	1,464,544		1,701,705
Profit(loss) befor tax from assets and group of assets held for sale	(20,053)		4,803
Profit (lloss) before tax	1,444,491		1,706,508
Theoretical IRES Payable	(397,235)	27.5%	(469,290)	27.5%
Permanent increases	(1,401)	0.1%	(1,452)	0.1%
Non-deductible interest expense	-	0.0%	-	0.0%
Losses on sale of equity instruments designated at fari value through other comprehensive income	-	0.0%	20	0.0%
Non-deductible administrative expenses (Municipal real estate property tax, vehicles, telephone, etc.)	(1,401)	0.1%	(1,472)	0.1%
Permanent decreases	45	0.0%	35,008	-2.1%
Gains on sale of equity instruments designated at fari value through other comprehensive income	(11)	0.0%	(115)	0.0%
Gains on disposal of subsidiaries and associates	-	0.0%	486	0.0%
Deduction IRAP	56	0.0%	17	0.0%
Deduction ACE	-	0.0%	34,620	-2.0%
Reversal of impairment losses on subsidiaries and associates	22,201	-1.5%	26,028	-1.5%
DTA write-downs related to prior tax losses	986,401	-68.3%	670,410	-39.3%
Other DTA write-downs	1,085	-0.1%	154,423	-9.0%
DTA ACE write-downs	-	0.0%	2,361	-0.1%
Tax on Profit (losses) from group of assets held for sale	(11,699)	0.8%	862	0.0%
Other components (IRES relative to previous years, spreads between Italian and foreign tax rate, etc.)	(966)	0.1%	(3,866)	0.2%
Effective IRES Payable	598,432	-41.4%	414,484	-24.3%
Theoretical IRAP payable	(67,169)	4.65%	(79,353)	4.65%
Economic items not relevant for IRAP purposes	(7,989)	0.6%	15,636	-0.9%
Value adjustments and credit losses	(327)	0.0%	35	0.0%
Non-deductible costs of personnel	(254)	0.0%	(181)	0.0%
Profit (loss) on subsidiaries and associates	(1,040)	0.1%	(2,460)	0.1%
Other non-deductible administrative expences (10%)	(3,860)	0.3%	(4,126)	0.2%
Amortization non-deductible (10%)	(788)	0.1%	(811)	0.0%
Provisions for risk and charges	(2,741)	0.2%	21,710	-1.3%
Other economic items not relevant	1,022	-0.1%	1,469	-0.1%
Increase regional rates effect	(13,078)	0.9%	(10,967)	0.6%
Tax on profit/(loss) on financial asset and group of assets available for sale	(1,978)	0.1%	223	0.0%
Tax refunds from previous years	-	0.0%	4,077	-0.2%
Other components (IRAP relative to previous years, spreads between Italian and foreign tax rate, etc,)	(2,085)	0.1%	1,018	-0.1%
Effective IRAP payable	(92,299)	6.4%	(69,366)	4.1%
Total effective IRES and IRAP tax expense	506,132	-35.0%	345,118	-23.9%

*	The data were restated in the 2023 income statement to take into consideration the classification of the subsidiary Monte Paschi Banque S.A. as a discontinued operation, in accordance with the provisions of IFRS 5.
**	Includes any “tax” component of item 320 “Profit (loss) after tax from discontinued operations”.

BANCA MONTE DEI PASCHI DI SIENA

The reconciliation relating to IRES includes, aside from the main tax at the rate of 24%, also the additional tax of 3.5% introduced by Italian Law no. 208 of 28 December 2015, par. 65-66.

The reconciliation shows that the theoretical charge of the nominal taxation on the pre-tax profit was more than offset in the year by the income deriving from the valuation of the DTAs; in the table, the lines entitled “DTA valuation effect” express the amount of deferred tax assets, accrued but not recognised in the financial statements of the previous year due to lack of estimated future taxable income, which were revalued in the current financial statements, in part to the extent in which were mostly used during the year to offset the positive final income higher than forecasts, and in part due to adoption of the new revenue forecasts included in the 2024-2028 Business Plan. Apart from the aforementioned factors, in accordance with current tax regulations and assuming the achievement of the income results outlined in the Group’s business plan, it is reasonable to expect that the Parent Company will in any case record a progressive reassessment of DTAs from tax losses in each of the next financial years in the medium term (until they are fully recognised), with corresponding income under taxes in the income statement, which will reduce the tax rate in the financial statements; this, considering the high amount of tax loss carried forwards available with off-balance sheet DTAs and the prudential assumptions underlying the probability test (time period limited to 20 years and application of a discount rate to the prospective results). For further information, please refer to paragraph 11.8 – Part B – Information on the Balance Sheet of these Notes to the financial statements.

Section 22 - Profit (loss) after tax from discontinued operations - Item 320

22.1 Profit (loss) after tax from assets held for sale and discontinued operations: breakdown

	Total	Total
P&L items/Sectors	31 12 2024	31 12 2023*
1. Income	50,020	48,479
2. Charges	(31,395)	(29,406)
3. Resultus of valuations of disposal group and associated liabilities	(39,856)	(14,547)
4. Realized profit (loss)	1,178	276
5. Taxes	(1,968)	(458)
Profit (loss)	(22,021)	4,344

* The data as at 31 December 2023 have been restated to reflect the classification of the subsidiary MP Banque S.A. as a discontinued operation in accordance with IFRS 5.

The table above refers to the subsidiary MP Banque S.A., classified as of 30 June 2024 as a discontinued operation pursuant to IFRS 5.

Line 3 “Result of valuation of disposal group and associated liabilities” includes the amount of EUR -36.4 mln is attributable to the valuation of the subsidiary in accordance to the aforementioned standard, ant the amount of EUR -3.4 mln concerning the net value adjustments for credit risk related to financial assets measured at amortised cost.

22.2 Breakdown of taxes on income from discontinued operations

Income tax form discontinued operations as at 31 December 2024 amounts to EUR 2.0 mln (EUR 0.5 mln as at 31 December 2023).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part C - Information on the consolidated income statement

Section 23 – Profit (loss) attributable to non-controlling interests – Item 340

23.1 Details of item 340 “Profit (loss) attributable to non-controlling interests”

	Total	Total
	31 12 2024	31 12 2023
Consolidated equity investments with significant non-controlling interests	-	-
Other equity investments	(160)	(156)
Total	(160)	(156)

Section 24 – Other information

There is no information further to that already provided in the previous sections.

Section 25 - Earnings per Share (EPS)

25.1 Average number of diluted ordinary shares

25.2 Other information

Items/Amounts	31 12 2024	31 12 2023*
Weighted average number of ordinary shares outstanding (no. of Shares)	1,259,689,706	1,259,689,706
Ner Profit (loss) (euro th)
Related to Parent Company continuing operations	1,972,804	2,047,437
Related to Parent Company discontinued operations	(22,021)	4,344
Attributable to Parent Company	1,950,783	2,051,781

EPS (euros)	Base	Diluted	Base	Diluted
Related to Parent Company continuing operations	1.566	1.566	1.625	1.625
Related to Parent Company discontinued operations	(0.017)	(0.017)	0.004	0.004
Attributable to Parent Company	1.549	1.549	1.629	1.629

*	Earnings per share as at 31 December 2023 were restated, compared to those published at the reporting date, to take into account the classification of the subsidiary Monte Paschi Banque S.A. as “discontinued operations” in accordance with the provisions of IFRS 5.

Note that, at 31 December 2024, Basic EPS and Diluted EPS are the same, as there were no outstanding financial instruments with potential dilutive effects.

BANCA MONTE DEI PASCHI DI SIENA

Part D - Consolidated statement of comprehensive income

Analytical consolidated Statement of comprehensive income

		Total	Total
	Items	31 12 2024	31 12 2023
10.	Proft (loss) for the year	1,950,623	2,051,625
	Other income components without reversal to profit or loss	(1,028)	(29,495)
20.	Equity instruments measured at fair value through other comprehensive income	(13)	(4,491)
	a) changes in fair value	2,960	2,228
	b) Transfer to other component of net equity	(2,973)	(6,719)
30.	Financial liabilities designated at fair value through profit or loss (change in the entity’s own credit risk)	(5,130)	(4,111)
	a) changes in fair value	(5,130)	(4,111)
50.	Property, plant and equipment	(15,821)	(31,085)
70.	Defined benefit plans	(261)	7,500
80.	Non-current assets held for sale and disposal groups	8,755	(2,790)
90.	Share of valuation reserves of equity instruments valued at equity	6,601	(6,619)
110.	Tax income related to other income components without reversal to profit or loss	4,841	12,101
	Other income components with reversal to profit or loss	33,519	84,391
130.	Exchange differences:	2,101	(1,526)
	a) changes in fair value	-	-
	b) reversal to profit & loss	-	-
	c) other changes	2,101	(1,526)
140.	Cash flow hedges:	16,910	2,383
	a) changes in fair value	16,910	2,383
	b) reversal to profit & loss	-	-
	c) other changes	-	-
	of which: results of Net positions	-	-
160.	Fiancial assets (other than equity instruments) measured at fair value through other comprehensive income	45,080	113,243
	a) changes in fair value	41,857	97,453
	b) reversal to profit & loss	3,223	15,790
	-impairment provisions	-	-
	-relised net gains/losses	3,223	15,790
	c) other changes	-	-
180.	Share of valuation reserves of equity-accounted investments	(13,691)	11,314
	a) changes in fair value	(13,691)	11,314
	b) reversal to profit & loss	-	-
	-impairment provisions	-	-
	-relised net gains/losses	-	-
	c) other changes	-	-
210.	Tax income related to other income components whit reversal to profit or loss	(16,881)	(41,023)
220.	Other income components	32,491	54,896
230.	Total comprehensive income (Item 10 + 190)	1,983,114	2,106,521
240.	Consolidated comprehensive income attributable to non-controlling interests	(188)	(180)
250.	Consolidated comprehensive income attributable to Parent Company	1,983,302	2,106,701

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Part E - Information on risks and hedging policies

Note: Public Disclosure (Basel III Pillar) is published on the

Group’s website: https://www.gruppomps.it/investor-relations.

Foreword

A summary of the organisation of the MPS Group’s risk governance and the related processes and key functions is described below. An estimate of the Overall Internal Capital and a description of the relative assessment models are also provided.

For more detailed information on the Group’s Risk Governance and risk culture, please refer to the Consolidated Report on Operations.

Risk governance system

The risk governance system adopted by the Group is characterised by a clear-cut distinction of roles and responsibilities of the different functions at first, second and third level of control.

Policies relating to the assumption, management, coverage, monitoring and control of risks are defined by the statutory bodies of the Parent Company. In particular:

•	the Parent Company’s Board of Directors defines and approves strategic guidelines and risk management policies and, at least once a year, quantitatively expresses the Group’s overall risk appetite in terms of economic capital (Risk Appetite);

•	the Board of Statutory Auditors and the Risk and Sustainability Committee evaluate the level of efficiency and adequacy of the internal control system, with particular regard to risk control;

•	the CEO/General Manager is responsible for ensuring compliance with risk policies and procedures;

•	the Director in charge of the internal control and risk management system, appointed in compliance with the Corporate Governance Code for listed companies, is responsible for creating and maintaining an effective system of internal control and risk management.

Specific Management Committees responsible for risk issues have been established in order to promote efficiency and flexibility in the decision-making process and facilitate interactions between the various company functions involved:

•	the Risk Management Committee establishes Risk Management policies, evaluates the Group’s risk appetite in accordance with annual and long-term Group value-creation targets and ensures and monitors overall compliance with the limits defined for the various operating levels; evaluates the risk profile reached and therefore the capital consumption at both Group level and for each individual company;

•	the Finance and Liquidity Committee formulates the principles and strategic guidelines relating to proprietary finance; resolves on and submits proposals regarding exposure to interest rate and liquidity risk in the banking book and defines capital management actions;

•	the Credit Committee formulates policies in relation to credit processes and formulates an opinion, at least once per year, on credit policies by verifying their commercial sustainability and consistency with risk appetite levels. Based on the authorities assigned to it, it is also responsible for taking decisions with respect to lending and the management of problem receivables and assets.

As part of the Internal Control System, the Chief Audit Executive Department conducts third-level controls, the Risk Management Function and the Chief Compliance Executive Department carry out second-level controls and the Business Control Units (BCUs) carry out first-level controls.

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The Chief Audit Executive Department performs an independent and objective assurance and advising activity, aimed both at monitoring operations compliance and risk trends (including through on-site audits) as well as assessing the efficiency of the overall internal control system in order to improve the effectiveness and efficiency of the organisation. It also acts as Internal Secondary Supervisor with a view to focusing on the main characteristics of the prudential supervision process adopted by the European Supervisory Authority and on the orientations/priorities outlined by the latter over time so as to evaluate the Group’s positioning with respect to the expectations of the Single Supervisor.

The Risk Management Function, reporting directly to the Board of Directors and functionally to the Chief Executive Officer, performs the tasks of risk control and internal validation function. The Anti-Money Laundering (hereinafter AML) and Countering the Financing of Terrorism Function was spun off from the Risk Management Function in 2024 and placed under the direct reporting of the CEO. The Head of the Risk Management Function also reports to the Head of the Internal Validation Function, as defined by the Supervisory Regulations and internally implemented in the Group’s policy on the internal control system.

The Risk Management Function, which includes six second-level organisational units (Risk Integration and Reporting, Credit Risk, Rating, Operational Risk, Market Risk and Wealth Risk Management, Liquidity Risk and ALM) is therefore responsible for:

•	guaranteeing the overall functioning of the risk management system;

•	participating in the definition and control of the Risk Appetite Framework (RAF), as well as ensuring that significant transactions are consistent with the RAF;

•	verifying capital adequacy based on the ICAAP and liquidity adequacy based on the ILAAP;

•	monitoring the Recovery Plan indicators;

•	ensuring the necessary reporting flows to the Group’s Top Management and Governance bodies;

•	guaranteeing proper and adequate control activities for the Group Companies that have outsourced the similar corporate function;

•	performing the function of internal validation of risk management models.

The Chief Compliance Executive Department performs the function of monitoring compliance with the regulations for the Parent Company. The function is directly responsible for managing risks relating to the violation of the most significant rules in Bank-Customer relations and it periodically reports to the company’s top management and supervisory authorities regarding the overall state of compliance of the Bank’s systems and operations. The Compliance function reports directly to the CEO.

The Financial Reporting Manager exercises governance, oversight and coordination functions over the entire accounting and corporate disclosure process, for which they are responsible for control, documentation of procedures and internal and external communication to the Group. With this in mind:

•	sets out adequate administrative and accounting procedures for the preparation of the separate financial statements and the consolidated financial statements;

•	promotes the evolution of the methods and systems for controlling the reliability of corporate accounting information, in terms of identification, management, control and mitigation;

•	oversees, limited to its own area of competence, the functioning of the risk management system of the company and verifies compliance with it;

•	verifies the adequacy and effectiveness of the measures taken to remedy the shortcomings identified;

•	verifies the correctness of the accounting system, preparing adequate analysis methods;

•	draws up the certifications/declarations in compliance with the formal obligations required by law and regulations.

The outlying BCUs operating within the subsidiaries or main business areas, carry out compliance checks on the transactions and are the first level of organisational supervision of transactions within the broader Internal Control System.

In compliance with the requirements of autonomy and independence of each participating function, there is also a Function Coordination Committee in place with control responsibilities. The Committee promotes and shares operational and methodological aspects to identify possible synergies in control activities carried out by second and third-level Functions, coordinate methods and timing for planning and reporting to the Corporate Bodies and project initiatives connected with the Internal Control System, and share areas for improvement identified by all Functions with control responsibilities as well as the Supervisory Authorities.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Requirements of autonomy and independence of the Risk Management Function

The Risk Management Function’s autonomy and independence are ensured as it reports directly to the Corporate Body with strategic supervisory functions (the Board of Directors) and only functionally to the Management Body (CEO). It has direct access to the Body with control functions (Board of Statutory Auditors) and may communicate continuously with no restriction or intermediation. The Head of the function (Chief Risk Officer -CRO) is also entitled at their discretion to participate in Risk and Sustainability Committee meetings to intervene or propose discussions on specific topics.

The appointment/reappointment of the Head of the Parent Company’s function takes place on the basis of an appointment by the Board of Directors, at the proposal of the Risk and Sustainability Committee, which is supported by the Appointments Committee, after consulting the Board of Statutory Auditors.

The determination of the CRO’s remuneration structure is decided by the Board of Directors, on the proposal of the Remuneration Committee, after consulting the Risk and Sustainability Committee.

Activities relating to the international Regulatory framework

Pillar 1: since 2008, the Group has used internal models validated by the Bank of Italy for the measurement and management of credit risk (AIRB - Advanced Internal Rating Based) and operational risk (AMA - Advanced Measurement Approach). Over time, and in collaboration with the Supervisory Authorities, these models have been further enhanced and their scope of application extended to Group entities not originally included in the initial validation scope.

Pillar 2: during the year, in particular, work continued with activities aimed at ensuring compliance with the Supervisory Review and Evaluation Process (SREP) framework and further improving the Group’s capital adequacy and liquidity self-assessment processes (ICAAP - Internal Capital Adequacy Assessment Process and ILAAP - Internal Liquidity Adequacy Assessment Process), with the mandatory reporting provided to the Supervisors.

The internal assessment of capital/liquidity adequacy are two processes that are part of the more general Risk Management macro-process, in direct connection with the Risk Appetite Framework (RAF) through the annual formulation of the Risk Appetite Statement (RAS) with related thresholds.

The overall internal capital/liquidity adequacy assessment process takes place periodically as part of the strategic ICAAPs and ILAAPs mainly through:

1.	ICAAP/ILAAP Outcomes, or quantitative (inherent risk) and qualitative (risk management and controls) assessments on risk positioning prepared by the Risk Control Function and submitted to the Board of Directors for its own resolutions (Capital Adequacy Statement and Liquidity Adequacy Statement), i.e. the summary declarations prepared by the Board of Directors where it expresses its vision and awareness regarding the management of the adequacy of the capital situation and the current and future adequacy of liquidity;

2.	ongoing ICAAP/ILAAP, which consists substantially of periodical analyses of capital and liquidity adequacy which are described in the periodical reports of the Risk Control Function to the corporate bodies.

In 2024, the Risk Appetite Framework, the overall internal reference framework for the determination of the Group’s risk appetite, was further developed. The Group was also engaged in various project activities related to the improvement of the management system for various risks and in particular for Pillar 2 risks (Credit Spread Risk Banking Book, IRRBB, Issuer Risk Banking Book and Business and Strategic Risk).

Pillar 3: public disclosure is provided on a quarterly basis through the Group’s internet site www.mps.it/investors and is continuously updated in accordance with regulatory developments.

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Analysis of the Internal Capital

The Overall Internal Capital (or Overall Absorbed Internal Capital) is the minimum amount of capital resources required to cover economic losses resulting from unforeseen events caused by the simultaneous exposure to different types of risk.

The main types of risks incurred by the Group in its day-to-day operations can be summarily described as follows: credit risk, market risk; operational risk; interest rate risk in the banking book; credit spread risk of the banking book; issuer risk of the banking book; counterparty credit risk; real estate risk; issuer risk; concentration risk; equity investment portfolio risk; business/strategic risk; model risk; liquidity risk and reputational risk.

All of the types of risk mentioned above are involved in quantifying the overall Internal Capital, with the exception of liquidity and reputational risk that, instead, are mitigated through organisational policies and processes.

Risks inherent in investment products/services for the Group’s customers are also monitored, with a view to protecting the customer and preventing any potential reputational repercussions.

Risk assessment models

The Risk Management Function regularly quantifies the Internal Capital for each type of risk and periodically reports these to the Risk Management Committee and to the Governing Bodies.

The approach used to quantify and supplement the risks-to-capital with regard to which the Group is exposed is known as Pillar 1 Plus. This approach envisages that the Pillar 1 requirements for credit and counterparty risk (which already include those relating to issuer risk on the banking book, equity investment risk and real estate risk) and operational risk, be in-creased (avoiding double counting) by the requirements from internal models relating to market risks, of both trading book and banking book, banking book interest rate risk (financial risk), credit spread risk and issuer risk of the banking book, concentration risk, and business/strategic and model risk.

Overall Internal Capital is calculated without considering inter-risk diversification, therefore by directly adding together the internal capital contributions of the individual risks (building block approach). This approach aims to incorporate the indications in the SREP (Supervisory Review and Evaluation Process) Guidelines published by the EBA.

The Group also manages and quantifies liquidity risk on an ongoing basis (risk-to-liquidity, as defined in the SREP Guidelines) through internal organisational methodologies and policies.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Section 1 – Consolidate accounting risk

Quantitative Information

A. Credit quality

For the purposes of quantitative information on credit quality:

•	the term “on-balance sheet exposure” refers to all on-balance sheet financial assets with regard to banks or customers, regardless of their portfolio of accounting recognition (measured at fair value through profit or loss, measured at fair value through other comprehensive income, measured at amortised cost, non-current financial assets held for sale and disposal groups). Sight receivables from banks and central banks fall within the definition of on-balance sheet exposures but are conventionally excluded from the tables in Section 1, except in the cases expressly indicated in which they must be considered;

•	the term “off-balance sheet exposure” refers to all financial transactions other than on-balance sheet ones (financial guarantees given, revocable and irrevocable commitments, derivatives, etc.) that involve the assumption of credit risk, regardless of the purpose for such transactions (trading, hedging, etc.). Off-balance sheet exposures also include the counterparty risk connected to securities lending transactions and repurchase agreements and to the granting or assumption of goods on a loan basis, as well as to transactions with margins included within the notion of Securities Financing Transactions as defined by prudential regulations.

Non-performing loans (on and off-balance sheet) do not include financial assets held for trading and hedging derivatives, which are therefore traditionally recognised among performing exposures.

Equity securities and units of UCITS are excluded.

A.1 Non-performing and performing loans: amounts, value adjustments, changes, trend and breakdown by business sector

A.1.1 Breakdown of financial assets by portfolio category and credit quality (book values)

31 12 2024

			Past-
			due non	Past-due	Other
			performing	performing	performing
Portfolio/quality	Bad loans	Unlikely to pay	exposures	exposures	exposures	Total
1. Financial assets measured at amortised cost	426,613	1,377,254	66,051	371,404	88,284,618	90,525,940
2. Financial assets measured at fair value through other comprehensive income	-	-	-	-	2,163,743	2,163,743
3. Financial assets designated at fair value	-	-	-	-	-	-
4. Other financial assets mandatorily measured at fair value	2,884	2,615	131	573	189,826	196,029
5. Financial asset held for sale	15,799	-	6,883	2,507	224,030	249,219
Total 31 12 2024	445,296	1,379,869	73,065	374,484	90,862,217	93,134,931
Total 31 12 2023	444,480	1,230,281	102,664	521,874	90,679,722	92,979,021

As at 31 December 2024, forbearance exposures amounted to EUR 1,750.1 mln (EUR 1,862.7 mln as at 31 December 2023), of which EUR 736.6 mln was impaired (EUR 716.9 mln as at 31 December 2023) and EUR 1,013.5 mln was non-impaired (EUR 1,145.8 mln as at 31 December 2023) and are predominantly in the “Financial assets measured at amortised cost - Loans to customers” portfolio. For further information on these exposures, please refer to table A.1.5 below.

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A.1.2 Breakdown of financial assets by portfolio and credit quality (gross and net values)

		Non perfoming assets				Performing assets			Total
		Gross	Impairment	Net	Total Partial	Gross	Impairment	Net	(Net
Portfolio/quality		exposure	(loss)	exposure	Write-off**	exposure	(loss)	exposure	exposure)
1.	Financial assets measured at amortised cost	3,581,474	1,711,557	1,869,917	16,100	89,127,874	471,851	88,656,023	90,525,940
2.	Financial assets measured at fair value through other comprehensive income	-	-	-	-	2,166,283	2,540	2,163,743	2,163,743
3.	Financial assets designated at fair value	-	-	-	-	X	X	-	-
4.	Other financial assets mandatorily measured at fair value	12,375	6,745	5,630	2	X	X	190,399	196,029
5.	Financial asset held for sale	84,716	62,034	22,682	-	227,095	558	226,537	249,219
Total 31 12 2024		3,678,565	1,780,336	1,898,229	16,102	91,521,252	474,949	91,236,702	93,134,931
Total 31 12 2023		3,507,882	1,730,455	1,777,427	29,260	91,511,024	488,631	91,201,594	92,979,021

**Value to be presented for disclosure purposes

At the reporting date, the Group has 44 positions relating to creditors who have applied for an arrangement of creditors (19 in 2023) for a net exposure of approximately EUR 17.4 mln (EUR 27.1 mln as at 31 December 2023).

As at 31 December 2024, the Group holds impaired financial assets acquired for a nominal value of EUR 19.0 mln, classified in the portfolio “Financial assets measured at amortised cost” at the price of EUR 0.7 mln.

The following table provides evidence of the credit quality referring to credit exposures classified in the portfolio of financial assets held for trading (securities and derivatives) and hedging derivatives (not shown in the previous table):

		Low quality assets		Other assets
Portfolio/quality		Cumulative losses	Net exposure	Net exposure
1	Financial assets held for trading	57,561	546	5,940,142
2	Hedging derivatives	-	-	94,215
Total 31 12 2024		57,561	546	6,034,357
Total 31 12 2023		58,511	332	6,398,891

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

B. Information on structured entities (other than securitisation vehicles)

B.1 Consolidated structured entities

As at 31 December 2024, there are no structured entities consolidated in the accounts, other than the securitisation companies, falling within the scope of the MPS Group.

B.2 Structured entities not consolidated for accounting purposes

B.2.1. Prudentially consolidated structured entities

As at 31 December 2024, there are no prudentially consolidated structured entities, other than the securitisation companies, falling within the scope of the MPS Group.

B.2.2 Other structured entities

Qualitative Information

For disclosures pursuant to IFRS 12 please refer to the comments provided under the table below.

Quantitative Information

	Accounting portfolio: Assets				Accounting portfolio: Liabilities
Balance sheet item/Type of structured entity	Held for trading	Financial assets measured at fair value through profit and loss	Financial assets measured at fair value through other comprehensive income	Total assets (A)	Held for trading	Total liabilities (B)	Net book value (C=A-B)	Maximum exposure to loss (D)	Difference between exposure to loss and book value (E=D-C)
1. Special Purpose vehicles	-	-	-	-	-	-	-	-	-
2. UCITS	718,337	258,984	25,770	1,003,092	435,110	435,110	567,982	582,432	14,450
Total	718,337	258,984	25,770	1,003,092	435,110	435,110	567,982	582,432	14,450

UCITS

The aggregate includes, in the column ‘Financial assets held for trading’:

•	EUR 27.7 mln (EUR 97.9 mln as at 31 December 2023) relating to the interests held by the Group in units of Bond Funds and Exchange Traded Funds that invest in shares, bonds and derivatives. These units are purchased for the hedging of risks associated with the issue of structured bonds and funds placed through the network by the Parent Company or for repurchase on the secondary market of the structured funds that had been originally structured;

•	EUR 690.6 mln (EUR 819.0 mln as at 31 December 2023) relating to financial derivative exposures with a positive fair value to Anima Funds for EUR 325.6 mln - an Irish-registered fund managed by Anima Asset Management - and to Anima Patrimonio - an Italian-registered fund managed by Anima SGR - and to the internal funds of AXA MPS Financial Limited - managed by AXA Investment Managers - for EUR 346.9 mln and EUR 203.8 mln, respectively. The internal funds of MPS AXA Financial Limited are the funds to which the benefits of the unit-linked policies placed with the Group’s customers under the names “AXA MPS Valore Dividendo” and “AXA MPS Rendimento Plus” are linked.

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The column “Financial assets measured at fair value through profit or loss” includes:

•	EUR 32.4 mln (EUR 53.2 mln as at 31 December 2023) relating to interests held by the Parent Company in private equity funds, whose purpose is to increase the value of the respective equity through mainly medium to long-term investments chiefly in the purchase and/or subscription of shares, units and securities in general representing the equity of target enterprises, exclusively in the best interest of the investors;

•	EUR 4.7 mln (EUR 4.3 mln as at 31 December 2023) relating to the closed-end Italian direct lending fund Anima Alternative A, reserved for professional investors that invest primarily in debt instruments and for and a non-controlling interest in minority shareholdings;

•	EUR 124.3 mln (EUR 116.3 mln as at 31 December 2023) relating to units held in multi-segment closed-end Italian alternative investment fund (Idea CCR I and II, Back2Bonis, Efesto, Clessidra). These funds aim to contribute to the re-launch of medium-sized Italian companies in financial difficulty;

•	EUR 8.5 mln (EUR 8.2 mln as at 31 December 2023) relating to units held in a closed-end private contribution real estate fund for qualified investors (Athens RE Fund B). The fund, managed by Unipol Sai Investimenti SGR, holds prestigious tourism complexes located in Tuscany and Sicily.

•	EUR 88.0 mln related to the interests held in Fondo Immobiliare Democrito - a reserved real estate fund aimed at collective capital investment transactions in real estate, real estate rights and participations in real estate companies - and in Fondo Etrusco - a real estate fund reserved for institutional investors, whose portfolio is based on sale and lease back transactions of commercial real estate.

•	EUR 0.02 mln (EUR 0.02 mln as at 31 December 2023) consisting of interests held in hedge funds, particularly side pockets and funds under liquidation.

The column “Financial assets measured at amortised cost” includes loans granted to the counterparty Athens RE Fund B of EUR 25.8 mln (EUR 27.3 mln as at 31 December 2023).

The “Financial liabilities held for trading” column includes EUR 435.1 mln (EUR 258.5 mln as at 31 December 2023) relating to the negative fair value of financial and credit derivatives to Anima Funds for EUR 154.4 mln and to the securities funds Anima Patrimonio and MPS AXA Financial Limited’s internal funds amounting respectively to EUR 9.9 mln and EUR 270.9 mln.

The entities in question finance themselves by issuing units.

The maximum exposure to the risk of loss was determined to be equal to book value for exposures to units of UCITS other than the financial and credit derivatives for which reference is made to positive fair value plus the add-on (calculated also taking into account positions with a negative fair value). For UCITS, the maximum risk exposure also includes the Group’s commitments not yet called up by the funds, to subscribe additional units.

Further involvement by the Group in structured entities is the placement of investment fund shares with its customers. In 2024, this activity resulted in net revenues of about EUR 420.1m (EUR 315.3m as at 31 December 2023).

During the financial year under review, the Group did not provide and does not intend to provide financial or other support to the non-consolidated structured entities referred to above.

There are no sponsored non-consolidated entities for which the Group holds no interests at the reporting date.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Section 2 - Risks of prudential consolidation

1.1 - Credit risk

Qualitative Information

1 General

Within the guidelines approved by the Parent Company’s Board of Directors, and in line with the evolution of the supervisory regulatory framework, the Group pursues the primary objective of improving the quality of the loan book and consequently reducing the cost of credit.

The Group’s credit activity is managed with a view to strong proactive behaviour in risk monitoring and enhancement of growth opportunities, through the development of credit policies and systems aimed at making the most of trend data in connection with individual debtors, against a background of in-depth knowledge and strategic management of positions.

During the year, the MPS Group continued its action of promptly contacting retail customers with a debt scoring indicative of a presumed financial difficulty in order to assess the sustainability of the financial plan and resort, where appropriate, to proposing changes to the credit framework or contractual conditions. As part of this initiative - in order to strengthen the monitoring process - the Group started a process of updating the income data of its customers.

With regard to corporate customers, it should be noted that 2024 was characterised by a slowdown in the economy due both to the waning of the inflationary impulse - which contributed positively to turnover and which showed the growing weakness in the demand for services and consumer goods - and to a geopolitical framework of great instability, which did not favour the propensity to consume and invest.

Against this backdrop, the Group strengthened the effectiveness of its early management controls to promptly mitigate credit risk, particularly in those segments most affected by the slowdown in production and profitability; The early warning system was also further refined, both through the application of a synthetic risk indicator and through the clustering by level of severity of the entire set of expected trigger events.

2 Credit risk management policies

2.1 Organisational aspects

As its distinctive mission, the Chief Lending Officer Department performs activities of credit risk taking and operational monitoring of credit quality, giving guidance and support to the network in credit activities, directly managing impaired loans, including financial restructuring transactions, and monitoring the impacts of various credit transactions on the cost of credit.

The aforementioned department is sub-divided, inter alia, into three functions specialised in the management of performing and non-performing loans. The Performing function, divided into Retail Lending and Corporate Lending, exercises decision-making autonomy consistent with credit policy objectives and prepares credit operation plans aimed at preserving the quality of exposures and promptly resolving anomalies in the relationship with debtor customers.

Within the Retail Lending chain there is a structure called “Credit Management and Proactive Retail”, which exercises responsibility for the disbursement of credit and for monitoring the quality of the credit portfolio for the purpose of preventing deterioration events; in the Corporate Lending chain, the disbursement and prevention of anomalies are assigned to two separate functions, respectively called “Corporate Credit” and “Proactive Business Management”. In addition, functions specialising in consumer credit and industrial management of small amounts operate within the Retail Lending chain; finally, two Guidance and Monitoring structures have been set up, both in Retail and Corporate chain, responsible for defining and implementing initiatives to improve the quality of the credit portfolio.

Mirroring the Retail and Corporate commercial Departments, the Regional Retail and Corporate Credit Departments, within the Chief lending Officer Department , which implement the guidelines received from their respective functions in the Head Office, exercising delegated powers in credit matters consistently with the credit strategies defined by the Parent Company.

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The NPL function, which is responsible for the management of non-performing loans, consists of five structures; Among these, Unlikely to pay, Restructuring and Workout exercise their assigned decision-making powers to manage exposures classified as probable Unlikely to pay and non-performing, both in the ordinary way, through the use of collection strategies, write-offs and balances on accounts, and in the extraordinary way, by supporting in the setting up and execution of block sale transactions; the other two functions are the NPE Guidance and Monitoring, responsible for operationally and strategically directing the deliberating functions in line with the Parent Company’s credit policy objectives, and the Post Sale Portfolio Management in charge of managing relations with assignees, with particular reference to the analysis of claims received after asset disposal operations.

The Chief Lending Officer (CLO) also has two other functions reporting directly to him:

•	The Credit Portfolio Governance, which is divided into four offices, is responsible for monitoring the value of collateral and document management, for the governance of the liability cycle, for the definition of credit strategies and standards, and, through the Credit Innovation function, the implementation of decision-making systems for credit disbursement and monitoring by means of scoring, segmenting and algorithms;

•	Credit Control, as the function responsible for supporting the CLO in monitoring, supervision and management reporting activities, both in terms of key performance indicators (KPIs) and key risk indicators (KRIs), as well as carrying out the relevant credit controls pursuant to Law 262 and in compliance with the provisions on the definition of default.

2.2 Management, measurement and control systems

Banca Monte dei Paschi di Siena, in its capacity as Parent Company, has defined the standards of conduct that must be adopted in order to ensure the balanced assumption and management of credit risk; to this end, it quantifies and monitors credit quality so that it is always consistent with the set out objectives.

The main metrics used to pursue these guidelines are: the Probability of Default (PD) which expresses the probability that the customer will default over a given period of time, typically one year; the Loss given default (LGD) which expresses the expected loss in the event of insolvency - taking into account the effect of the guarantees that mitigate the assumption of risk related to the credit line - the size of the exposure in the event of default (EAD) and the duration of the exposure (maturity).

Since 2008, the Supervisory Authority has authorised the Group to use advanced internal rating systems to determine capital requirements for credit risk. In particular, the Group is currently authorised to use, for the business portfolio and retail exposures, the internal estimates of the PD, LGD and EAD on Banca MPS and Widiba.

These internal models, as well as for reporting purposes, are used in various management processes for the Group’s operating purposes.

All credit processes use the borrower rating as a decision-making driver, and they are defined based on the specific nature of various customer segments in order to optimise the use of resources employed in loan management/monitoring and to achieve the right balance between the push for sales and an effective loan management system.

In particular, as regards the credit process related to the granting of credit, this is differentiated according to the type of customer and transaction requested and provides for the possibility of performing the rating process for each counterparty, not allowing the exercise of decision-making powers in the absence of a valid rating. The counterparty rating of the Group is the result of a process that assesses in a transparent, structured and homogeneous manner all economic, financial, performance and qualitative information relating to customers that generate credit risks. The official rating thus determined has ordinary validity until the twelfth subsequent month and must be revised by the end of that month. It is subject to a monitoring process that can anticipate its ongoing revision if significant changes in statistical PDs are identified, exceeding certain cut-offs.

In order to increase efficiency levels in managing internal ratings, the internal rating agencies operating in local areas have become the single point of reference for all units on rating issues. The role of the rating agencies allows for a closer interaction with the network to make assistance more effective, generate more synergies and enable a more efficient transfer of knowledge.

Credit quality is also part of a monthly monitoring process aimed at ensuring compliance with the thresholds established both in the Risk Appetite Framework (RAF) and in the Credit Policies in order to ensure consistency on an ongoing basis between the Group’s actual risk profile and the risk appetite decided ex-ante by the Board of Directors.

The annual RAF is formalised in the “Risk Appetite Statement” (RAS) approved by the Board of Directors and based on a set of key risk indicators (KRI) defined at Group, legal entity and business unit level, including indicators aimed at monitoring the expected concentration levels on large exposures and related parties and which also make it possible to monitor the maximum level of exposure and therefore of RWA on individual counterparties.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

As part of the RAS, the risk management and measurement systems put in place by the Group allow continuous monitoring of the risk profile and periodic reporting to the Corporate Bodies, with the activation of appropriate escalation and remediation mechanisms in the event of breaches of the relevant thresholds.

Forecast sustainability, as regards credit risk, is ensured by the definition of concrete loan book actions which are communicated to the outlying networks through an internal regulatory document as well as by amending the credit disbursement and management processes and criteria.

Value adjustments to performing and non-performing exposures are determined using methodologies compliant with IFRS 9, as described in section “2.3 Methods to measure expected losses”.

Also in the area of value adjustments, the Parent Company’s Board of Directors, having received a favourable opinion from the Risk and Sustainability Committee, approves changes that are likely to have a ‘significant’ impact75, concerning: (i) the verification of the significant credit risk (SICR) for the allocation of credit portfolios to the various risk stages and (ii) the determination of the assumptions and data for the expected loss determination (ECL) models on a collective and analytical basis.

The above changes also include management overlays for the purpose of including ad hoc adjustments, not captured by current models, to better reflect uncertainties related to the macroeconomic environment in the valuation of loans. In this regard, the Group has adopted a process that involves a cross-functional working group on a quarterly basis which, having reviewed the salient variables of the most current macroeconomic scenarios available, defines the metrics of any overlays to be activated, which are subsequently subject to control by the Validation function. The results of the analyses carried out are brought to the attention of the Risk Management Committee which, subject to the opinion of the Validation Function, may approve the results.

Lastly, with regard to accounting and management credit risk, the Group has defined a macroeconomic regression model to estimate changes in PD/LGD/EAD as a function of key macroeconomic variables. Drivers that significantly explain variations in individual models are first identified and on the basis of the regression model, credit driver disturbances are then estimated according to the current and prospective economic situation. The shock caused by macroeconomic factors determines the change in the parameters of the credit portfolio, triggering for example the simulation of a hypothetical counterparty downgrading.

2.3 Methods to measure expected losses

The internal PD, LGD and EAD models for credit risk measurement are one of the main elements of assessment for all Group units involved in the credit industry, both at Head Office level (Risk Management, Credit, Chief Financial Officer, General Management, Risk Committee, Board of Directors) and at branch level (rating agencies and managers). As noted in the preceding paragraph, the Group is currently authorised to use the Advanced Internal Rating Based (AIRB) models to determine capital requirements against credit risk, according to PD, LGD and EAD parameters, on business portfolios and retail exposures of the Parent Company and, starting from the regulatory reporting of 31 December 2023, of Banca Widiba S.p.A.

The development of the internal rating systems involved the adoption of strict and advanced statistical methodologies in compliance with the requirements set out in the regulations; at the same time, models were selected in such a way as to make results consistent with the historical experience of the Group in credit management. Finally, in order to optimise the proper use of these new instruments, the rating models were shared with a top-down approach – from Risk Management down to individual client managers. Estimation of the LGD model was based on internal data relative to capital flows, recoveries and expenses actually incurred on positions transferred to the “default” portfolio. Results obtained from model application were then compared with data recorded by the Workout function which is dedicated to the management and recovery of non-performing loans.

75	Significant changes are those that, individually or as a whole, during a quarter, involve changes in expected losses exceeding a given absolute or relative threshold.

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The main characteristics of the advanced rating systems are as follows:

•	for all validated regulatory portfolios, the rating is calculated with a counterparty-based approach for each individual borrower, in line with the accepted management practice which provides for the assessment of credit risk, both in the disbursement and monitoring phases;

•	ratings are based upon a Group logic: each individual counterparty is assigned a unique rating at Group level; while LGD is defined at the ratio level;

•	the rating model segmentation is defined in such a way as to make the individual model clusters consistent with commercial objectives, credit processes and regulatory portfolios set out in the regulations;

•	the calculation of the final rating is differentiated by type of counterparty. The credit process envisages a level of indepth analysis proportional to counterparty risk: the assessment of loan disbursements is based on a complex multi-level structure for medium-large corporate counterparties, whose exposure and concentration risks are higher, and a simplified structure for SMEs, Small Business and Retail clients;

•	In line with this process, the final rating for medium-to-large corporate companies, counterparties with a turnover of more than EUR 50 mln and a loan balance of more than EUR 2 mln, is determined as i) an integration of several components: statistical rating, ii) qualitative rating, iii) override option and rating of the economic group to which they belong;

•	in the case of SMEs, small business and retail counterparties, on the other hand, the rating is normally calculated on the basis of statistical factors alone (except in the case of reasoned requests for override, so-called statistical rating modified to correct technical anomalies or for optional corporate override on substantiated requests);

•	the rating has a 12-month internal validity period and is usually reviewed on a yearly basis, except for rating reviews following well-structured codified practices or that are brought forward on client managers’ request or following serious counterparty deterioration; the Group adopts individual cluster scales that allow each entrusted or to be entrusted, not in default, to be assigned a risk profile best suited to the characteristics of the segment in which it falls. These different risk segments/models are linked to a single master scale for all types of exposures for management purposes, allowing all structures involved in credit management an immediate comparison of the risk associated with different counterparties or portfolios; furthermore, the probabilities of default of internal rating classes were mapped against Standard&Poor’s external rating scale so as to make internal risk measurements comparable to those available on the financial market;

•	LGD reflects the economic (and not only the accounting) loss incurred; for this reason, LGD estimates must also include the costs incurred for the recovery process and a time factor;

•	Loss given default is differentiated by type of loans and an LGD value is assigned at the level of each individual transaction; it is also differentiated by geographical area since historical and current recovery rates are different among northern Italy, central and southern Italy and islands;

•	the estimation of the loss rate on positions in a state of default other than bad position was carried out according to the danger rate logic.

The development and monitoring of rating systems has been functionally assigned to the Risk Management function and is subject to control by the Internal Validation and Internal Control functions.

Below are the highlights of the AIRB models currently implemented (Model change 2021) in the context of regulatory PD, LGD and EAD models.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

PD models:

•	The segmentation of PD models is defined to identify parameters corresponding to the different customer categories in the portfolio. For this purpose, specific thresholds were identified using statistical approaches on some analytical risk drivers such as customer turnover and/or product type on the estimate perimeter;

•	the model design includes certain stages (Risk differentiation-score model estimate, Risk Quantification-calibration and introduction of the Margin of Conservatism (MoC));

•	the Risk Quantification phase can be conducted in two ways: at calibration segment level or at individual class level on the cluster scale. The choice of the best methodology of the two depends on the characteristics of the analysis segment;

•	definition of different cluster scales for each calibration segment to meet all regulatory requirements;

•	the long-term default rate on which the PD model calibration is defined is based on the Likely range of variability;

•	estimation of Appropriate Adjustment and MoC (pejorative factor), to address weaknesses in terms of data and/or changes in internal processes that may have an impact on PD.

LGD Model Before and After Classification as Bad Loan (jointly LGD) and EAD:

•	the estimate sample includes all customers in default not classified as Bad Loans until January 2020 for the models of LGD Before Classification as Bad Loans, and all Bad Loans until 31 December 2019 for the model of LGD Bad Loan; for EAD, the estimation sample includes all customers in default until January 2020;

•	to calculate LGD rates and EAD values appropriate to the different types of customers in the portfolio, specific analysis axes were identified to sub-segment the estimate sample;

•	the LGD and EAD estimate process was integrated with specific statistical and econometric tests to guarantee more robust results;

•	estimate of a downturn adjustment to include in the LGD and EAD a worsening due to the occurrence of recessions;

•	revision of the MoC estimate;

•	new analyses of model performance (i.e. back testing) through specific statistical tests that compare the LGD and EAD estimated values with the values actually observed;

•	introduction for the LGD of a specific approach to manage Incomplete Workouts (i.e. customers for which the collection process is still ongoing) and art. 500 CRR2 (i.e. securitised customers);

•	cash flows (recoveries and costs) of LGD are discounted using the 3-month Euribor rate + a prudential spread equal to 5%;

•	management of multiple defaults (i.e. default that reoccur within 9 months from the end of the previous default) for the LGD Before Classification as Bad Loan;

•	estimate of the expected loss for the exposures in default (LGD Expected Loss Best Estimate);

•	segregation of the interest portion and calculation of the loss on the principal amount only (for LGD Before Classification as Bad Loan);

•	for the LGD Bad Loan alone, a time factor (Maximum Recovery Period-MRP) is estimated to identify those recovery processes for which, despite being still in progress, no further and significant recoveries are expected.

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2024 Model Change AIRB Models

During 2023 and the first half of 2024, the revision of the AIRB models(Model change 2024 -MC24) was carried out, this included the resolution of the findings reported by the ECB on the AIRB models as a result of the Internal Model Investigation (IMI) activities in 2022 and 2023. The application for prior authorisation was sent to the Supervisory Authority in September 2024 for the PD and LGD models only. The EAD parameter, on the other hand, has been excluded because, although it has been estimated in compliance with the regulatory rules in force at the time and validated by the internal validation function, it presents certain aspects of deviation from Regulation (EU) 2024/1623 (so-called CRR 3, which came into force in January 2025) In detail a dialogue is underway with the Supervisory Authority to understand how to transpose, as part of the convergence to the new regulatory framework, the EBA Statement of 17 July 202476 which specifies the expected publication of further guidelines by the EBA - by 2026 - regarding the credit conversion factor (CCF).

As mentioned in the Report on operations to which we refer for more details, the on-site inspection (IMI-2024-ITMPS-0241024) by the ECB concerning the above-mentioned substantial change to the models started in December 2024. The salient features are highlighted below:

PD models:

•	recalibration of all models with the update of the calibration time series, i.e. inclusion of the years from 2020 to 2022;

•	refinement of the Likely range of variability (LRoV);

•	Evaluation of the possible introduction of the Physical Risk (Climate and Environment - C&E) component into the models by assessing the impact that the physical risk components may have in the determination of the counterparty rating and consequently in the definition of the scoring model and the final PD. To this end, physical risk variables - determined on the basis of physical risk variables available in the ISPRA, ISTAT and State Forestry Corps databases - were applied to a sample of counterparties based on the retail and corporate segments falling within the statistical rating perimeter (companies with a turnover of less than EUR 50 mln) in the rating models currently in production;

•	revision of the qualitative questionnaire component for the corporate segments;

•	revision of segment cluster scales; in continuity with the model currently in production (MC21); individual cluster scales were built by rating segment, then linked into a master scale, the latter used only for management purposes;

•	updating of the various frameworks. In particular, the MOC framework, with the revision and quantification of MOC C (general estimation error) defined by rating class.

LGD Model Before and After Classification as Bad Loan and EAD:

•	the estimate sample includes all customers in default not classified as Bad Loans until January 2023 for the models of LGD Before Classification as Bad Loans, and all Bad Loans until 31 December 2022 for the model of LGD Bad Loan; for EAD, the estimation sample includes all customers in default until January 2023;

•	modification of the definition of the Maximum Recovery Period (MRP): refinement of the process of identifying the MRP with the verification of additional risk drivers;

•	refinement of the framework for estimating the Expected Loss Best Estimate;

•	revision of the methodological approach for estimating EAD, in particular, a switch from the variable window approach (cohorts) to the fixed window approach.

76	Statement on the application of CRR 3 in the area of credit risk for the Internal Ratings Based Approach

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Accounting models

For the determination of the expected losses required by IFRS 9, the Parent Company has adopted specific accounting models that have been developed starting from the regulatory models indicated above through a number of adjustments, including in particular:

•	adoption of a Point in Time (PIT) PD, appropriately supplemented with forward-looking information, against the Through the Cycle (TTC) PD used for regulatory purposes;

•	the removal of some specific components of the regulatory provisions from the LGD as detailed below;

•	the use of multi-period PDs and LGD rates that adjust according to the temporal dynamics of the model’s drivers (such as loan-to-value) in order to determine the expected loss over the entire residual life of the financial instrument (stage 2 and 3).

During 2024, the PD, LGD and EAD models were also re-estimated to follow the evolutions of the regulatory models developed for the purpose of the Model Change 2024, appropriately adjusted to reflect the current conditions of the business cycle in continuity with what was also done in the 2023 re-estimation. The re-estimation in question entailed higher adjustments for a total of EUR 35.5 mln, mainly attributable to the LGD and PD parameters, with stage 2 exposures remaining largely unchanged.

For additional details on the methods to determine expected losses under IFRS 9, definition of default and the methods used by the Group to classify financial assets among non-performing assets, see the paragraph “Methods for calculating impairment on IFRS 9 financial instruments” of Part A “Accounting policies”, as well as the paragraph below “Non-performing loans” of these notes to the consolidated financial statements.

PD IFRS 9

The restatement resulted in lower net value adjustments totalling EUR 40.2 mln and concerned:

•	the updating of the macroeconomic models used for the forward-looking estimation of default probabilities through: i) lengthening the estimation period with the inclusion of the latest available data (Q1 2012 to Q2 2024) ii) maintaining the differentiation of retail customers’ riskiness between fixed-rate and variable-rate mortgages and iii) maintaining greater sectoral detail on corporate customers by using sectoral gross value added (GVA) (i.e. sector GDP); This update resulted in lower provisions totalling EUR 8 mln;

•	the updating of default probability curves by: i) lengthening the time series used by including the period January 2023-January 2024; ii) updating the PIT rating with the Model Change 2024 scores, adjusting the historical series with default rates from 2004 to 2024; iii) adjusting the calibration of the PIT rating, in application, to the backtesting evidence and finally (iv) updating the segmentation drivers. This measure led to higher provisions for a total of EUR 32.2 mln.

The estimation of the multi-period PD curves is characterised by a statistical analysis on the available drivers through a segmentation process of the estimation database, followed by a parametric modelling of the survival data. The database used for the estimation was obtained from the historical data of observed Group relationships for the period, which goes from January 2012 to January 2024. The segmentation process is based on the analysis of the survival curves, which consists in finding the rates of survival to the default event within the pre-set drivers, and the degree of separation between the survival curves for the modes of each driver is calculated through a statistical test (LogRank Test). Following the definition of the clusters through the segmentation process, we chose the type of survival models to be used for the construction of the cumulative PD curves and estimated them. The model in production therefore provides for the identification of specific curves differentiated by segment, product, rating class, seniority of the loan, geographical area of counterparty, and Ateco class.

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LGD IFRS 9

Compared to the regulatory model, specific elements have been removed in order to comply with accounting regulations and to achieve a more predictive LGD measure, including:

•	elimination of downturn effects, i.e. the LGD estimates do not include negative factors related to any recessionary periods observed in the Bank’s history;

•	any MoCs are not considered;

•	indirect expenses, i.e. expenses that the Group incurs to manage the entire collection process and not directly attributable to the individual customer (i.e. personnel costs, legal expenses, etc.), are not considered for the purpose of determining the LGD;

•	the final LGD is discounted at the effective interest rate (EIR) in order to consider the time effect in the management of the collection process;

•	in order to obtain a reactive LGD to possible future macroeconomic conditions, a forward-looking factor is estimated starting from specific econometric analyses conducted on macroeconomic forecasting scenarios;

•	inclusion of any type of guarantee linked to the customer in the portfolio;

•	regarding unlikely to pay exposures and non-performing past-due loans, the regulations require special precautions in the development of AIRB models, including the representation of the risk drivers selected for the final grid over time. The aggregation of the Past Due (PD) and Unlikely To Pay (UTP) risk classes arises from the evidence observed in recent years according to which UTP cases are currently much more present than historical averages, while PD cases are less relevant and limited only to initial vintage. For accounting purposes, to capture the inherent riskiness between the different default states, the separation between PD and UTP is maintained. For UTP counterparties, loss rates have been estimated considering only UTP customers. Instead, given the lower significance of PD counterparties, which may make the process of estimating the contextual loss parameters less robust, the estimation approach of using the sample composed of both PDs and UTPs was retained;

•	treatment of massive disposals: the losses realised by “ordinary” disposals over the last few years were included in the data-set of the LGD estimate, in place of the incomplete work-out treatment set forth in the regulatory models. Therefore, the so-called “extraordinary” transactions, i.e. those relating to positions subject to LGD Waiver (Valentine transaction and partially Morgana and Merlino) are excluded from the estimate.

The re-estimation of the LGD model carried out in 2024, following the regulatory models developed for the purposes of the 2024 Model Change, appropriately adjusted to reflect the current conditions of the economic cycle (point in time perspective). In detail, the re-estimation concerned:

•	LGD Bad loans: some analyses were carried out to verify the possibility of estimating a more predictive model than the regulatory version, over a very long time period, which in the new Model Change 24 version reaches a range of 23 years (1999-2022). The analyses carried out led to a further reduction of the time series from 17 to 12 years (2012-2023) compared to December 2023, as this time period is being considered, also with regard to the results of the back- testing, the one that best makes it possible to appreciate the reduction in recovery rates due to higher disposals. In detail, the choice fulfils the combined provisions of three purposes: (i) time series as “point-in-time” as possible, (ii) significant number of applications that have completed the work-out process and (iii) quality of back-testing results.

•	LGD Before Classification as Bad Loans: the time series used for the restatement does not include the years 2009, 2010, 2011, in line with the regulatory models. The amendment was made to eliminate the impact in the estimates of the short cycles of default observed in that period due to the application of the historical reconstruction of the new definition of default, and supplemented with the new defaults observed up to January 2024.

The overall re-estimation of the LGD model resulted in higher provisions for a total of EUR 75.2 mln, of which EUR 30.9 mln relating to the Bad loans LGD and 44.3 mln to the LGD Before Classification as Bad Loans

Finally, the alignment of the accounting model with the regulatory model on the deductibility of interest following entry into default was confirmed. Consequently, the exposure on which the loss realised is calculated, where possible, is equal to only the principal portion.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

EAD IFRS 9

Also as part of Model Change 2024, the Group updated the IFRS 9 EAD model to include the last available year, from 2012-2022 to 2012-2023. The latter deviates from the regulatory model by the removal of the downturn component, any MoCs and the inclusion of expected forward looking trends.

Measurement of significant increase in credit risk (SICR)

As is well known, IFRS 9 requires that if there is Significant Increase in Credit Risk (SICR) - which involves the need to classify exposures to stage 2, it is necessary to assess the expected losses over the entire remaining life of the credit exposure. In the other cases (absence of significant increase in credit risk), the expected loss is calculated with reference to the time frame of 12 months (exposure included in the so-called stage 1).

In the approach adopted by the Group, the parameter that measures the change in credit risk and, therefore, any “significant” increase in risk, is the default risk, expressed by the changes in the lifetime probability of default over the entire residual life of the financial asset (hereafter, “Delta PD lifetime”), measured between the date of first recognition of the relationship, or tranche if a debt security, and the observation date, with respect to a threshold value, specific to each transaction, determined according to the relevant risk characteristics.

In addition to PD lifetime, the MPS Group takes four other elements into consideration when identifying the SICR: (i) days past due as an indicator of deterioration in the creditworthiness of the counterparty, which deterioration becomes presumptively ‘significant’ if the past due exceeds 30 days; (ii) the granting of forbearance measures; (iii) the presence of high risk elements recognised for positions belonging to the Proactive Management portfolio; iv) classification of retail and corporate customers with turnover below EUR 50 mln by the internal early warning system into the highest internal risk class.

The table below shows the percentage incidence of the different classification criteria described above: with respect to the gross exposure of loans classified as stage 2 as at 31 December 2024.

	Group
Classification criteria	% of criteria incidence on GBV stage 2 credits	of which: Corporate	of which: retail	of which: other
30 days past due	0.96%	66.88%	32.82%	0.30%
Forborne	9.34%	65.31%	30.30%	4.39%
High Risk	62.53%	76.66%	19.31%	4.03%
EWS	0.35%	23.69%	76.31%	0.00%
Quantitative	26.81%	57.81%	40.28%	1.91%

With regard to debt securities, the Group has decided to i) use the “Low Credit Risk Exemption” whereby securities characterised by low credit risk, identified by a rating equal to “investment grade”, are classified in stage 1 and only in the case of loss of the “investment grade” level are subject to a test relative to the significant deterioration of credit risk with respect to the initial date (ii) use the FIFO (First In-First Out) method, in order to compare, for each individual tranche of debt securities purchased, the original creditworthiness of the same with that assigned to it at the reporting date; (iii) use for the purposes of identifying the existence of a “significant increase” in credit risk a qualitative criterion that determines the stage 2 allocation of tranches belonging to counterparties in the high risk management portfolio.

With particular reference to the quantitative indicator, it should be noted that the lifetime PD is assigned to the individual relationships based on the segment, product, initial rating class and vintage, both at the date of first recognition and at the reporting date. The PDs used in the assessment of the SICR are the same as those used for the calculation of the ECL, which include the forecast of future macro-economic factors. The above-described relative change in lifetime PD represents the quantitative indicator of the change in credit risk over the reporting period from origination. In order to establish whether an increase is to be considered significant, and therefore if it would entail a different allocation in the stages, specific thresholds are defined:

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•	if the relative change in lifetime PD observed on the position is lower than the significance threshold, then the increase in credit risk is deemed not significant and the position is classified in stage 1 with assessment of the expected loss in the following 12 months;

•	if the relative change in lifetime PD observed on the position is higher than the significance threshold, then the increase in credit risk is considered significant and the position is classified in stage 2 with assessment of the expected loss over the entire residual life of the instrument.

This threshold value is determined using statistical models deriving from the analysis of the distribution of lifetime PD changes in the portfolio. The calibration of the threshold is defined at a level for which the significant increase in credit risk is set at least equal to the level of long-term non-performance of the portfolio, which is observed from the historical migration matrices of the ratings.

By way of example, the following table shows the maximum values of the transfer thresholds for the Group’s main loan portfolios consisting of cash loans to customers belonging to the corporate and retail segments of Banca MPS and Widi-ba. It should be noted that the table shows an aggregation with respect to the drivers represented by the rating, at origina-tion, and by the vintage.

Segments	Products (*)	Ateco	Area	Threshold (max)
Large Corporate	All	Other than Real estate and construction	All	76.02%
Large Corporate	All	Real estate and Constructions	All	76.02%
Corporate	All	Other than Real estate and construction	All	76.02%
Corporate	All	Real estate and Constructions	All	76.02%
Multi-year real estate companies	Other	All	All	10.76%
Multi-year real estate companies	Single leasing product or instalment product, or multiple products at the same time	All	All	11.06%
SMEs	Other	All	All	11.35%

SMEs	Single leasing product or instalment product, or multiple products at the	All	All	21.79%
	same time
Small Business	Other	All	All	18.01%

Small Business	Single leasing product or instalment product, or multiple products at the	All	All	20.17%
	same time
Partnerships - Sole proprietorships	Other	All	All	26.20%
Partnerships - Sole proprietorships	Single leasing product or instalment product, or multiple products at the same time	All	All	27.28%
Small SMEs	Other	All	All	4.44%
Small SMEs	Single leasing product or instalment product, or multiple products at the	All	All	4.44%
	same time
Retail mortgages	All	All	NORTH	1.02%
Retail mortgages	All	All	CENTRE	1.02%
Retail mortgages	All	All	SOUTH and ISLANDS	1.02%
Retail no mortgages	Other	All	All	1.52%

Retail no mortgages	Single leasing product or instalment product, or multiple products at the same time	All	All	2.18%

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

It should also be noted, although insignificant in terms of impacts on the transition to stage 2, the mandatory classification in stage 2 in the event of an increase of more than 200% of the Lifetime PD. In fact, it should be noted that the thresholds indicated above are lower than the trigger of 200%.

The Group adopts a quantitative staging criterion to reduce the risk that periods of high uncertainty may lead to excessive staging volatility. The solution adopted was to stabilise the staging based on the quantitative criterion alone, identifying, according to the observations of the previous months, the optimal window of balances in the new stage so that the transition can be confirmed. The Group identified four continuous months (the current month plus the previous three months) as the optimal balance period for the validation of the stage.

On the other hand, the ‘forbearance’ trigger represents in any case a marginal share of the Stage 2 classification causes; it should be noted that the permanence in Stage 2 is anchored to the duration of the probation period, consequently the possible return to Stage 1 is subject to at least two years from the date of the grant and the absence, in the event of return to fully performing status, of additional qualitative-quantitative indicators of significant increase in credit risk.

Lastly, it should be noted that at the reporting date, the were no exposures classified in Stage 2 using a collective approach.

Measurements of expected losses

The methodology for estimating the ECL adopted for the purposes of the determination of value losses on credits in accordance with the IFRS 9 international standard is carried out, as previously indicated, at the level of individual transaction or security tranche, starting from AIRB modelling for the parameters of Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD), to which appropriate adjustments are made, in order to ensure compliance with the requirements of the standard.

In particular, the measurement of financial assets reflects the best estimate of the effects of future conditions, especially in relation to the economic context, on which the forward-looking PD and LGD are dependent. In the context of IFRS 9, also based on indications from international Regulators, importance is given in particular to information on future macroeconomic scenarios in which the Group may operate and clearly affects the situation of debtors in reference to both the “riskiness” that exposures migrate to lower quality classes (thus referring to “staging”) as well as recoverable amounts (thus the calculation of expected loss on exposures). From a methodological perspective, in compliance with the provisions of IFRS 9, based on which the ECL estimate must result from the weighting of a range of possible forward-looking scenarios (“weighted probability”), the impairment model adopted by the Group provides for the use of a baseline scenario, i.e. the use of the scenario that is believed to be most likely, together with two alternative scenarios. The scenarios are processed internally by the Study and Research Function, also on the basis of forecasts contributed by a leading external supplier, they are approved by the Board of Directors and are also adopted in other processes of the Group that use forward looking elements such as the Risk Appetite Framework (RAF), Recovery Plan, budget, forecast, impairment tests of goodwill and equity investments. The scenarios differ in their degree of favour/adversity to economic development and growth, a detailed description of which can be found in Part A – Section “A. 2 - Part relating to the main items of the financial statements” and in particular in the paragraph “Macroeconomic scenarios of the Group for the valuation of loans in the 2024 financial statements”, to which reference is made.

In December 2024, the Group approved a set of forecast macroeconomic scenarios for the 2025-2027 period developed internally, taking also as reference the forecasts developed by external providers in October 2024. These scenarios were used as part of the ordinary annual planning process and the calculation of value adjustments of performing and non-performing loans as at 31 December 2024.

As at 31 December 2024, for the purposes of estimating the ECL, as was the case at 31 December 2023, the Group has adopted the symmetrical treatment for both the SICR and the ECL calculation, using a baseline scenario, an improving and a pejorative one, weighted on the basis of the reference percentiles.

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Following is information on the main macroeconomic and financial indicators used in the “baseline” and “severe but plau-sible-case” and “best-case” scenarios, referring to the three year period 2025-2027, the estimate of which was developed in October 2024:

•	the “baseline” scenario appears to be a modest growth scenario characterised by an expansion of Italy’s GDP of 0.79% in 2025, 0.71% in 2026 and 0.45% in 2027, a slightly decreasing unemployment rate from 6.97% in 2025 to 6.48% in 2027 and decreasing short-term and increasing long-term interest rates;

•	the ‘severe but plausible’ scenario is characterised by a stagnation of Italy’s GDP in 2025 (+0.09%) and a modest growth in 2026-2027 of 0.41% and 0.30% respectively, at the same time slightly increasing unemployment rates of 7.27% in 2025 and 7.46% in 2027 are expected. The expected trend of short-term interest rates is decreasing, while that of long-term interest rates is increasing;

•	the “best” scenario is characterised by sustained growth in Italy’s GDP, especially in the first two years, an expected decreasing unemployment rate, from 6.72% in 2025 to 5.16% in 2027, an expected trend in rates of slightly decreasing short-term interest and increasing long-term interest rates.

Scenario	Year	GDP	Unemployment rate	Consumer Price Index	Interbank rate interest 3M	Eurirs 10Y	Interest rate on Btp's 10-years	short-term interest rate on loans to families and companies
	2025	0.79%	6.97%	1.87%	2.45%	2.43%	3.28%	4.44%
Baseline	2026	0.71%	6.76%	2.01%	2.24%	2.62%	3.48%	4.04%
2024 Financial Statement	2027	0.45%	6.48%	2.04%	2.25%	2.99%	3.76%	3.81%
	AVG	0.65%	6.74%	1.97%	2.31%	2.68%	3.51%	4.10%
	2025	0.09%	7.27%	2.31%	2.67%	2.37%	3.56%	4.61%
Severe but plausible	2026	0.41%	7.43%	2.12%	2.31%	2.53%	3.81%	4.14%
2024 Financial Statement	2027	0.30%	7.46%	1.99%	2.25%	2.89%	4.08%	3.85%
	AVG	0.27%	7.39%	2.14%	2.41%	2.60%	3.82%	4.20%
	2025	1.50%	6.72%	1.19%	2.28%	2.65%	3.29%	4.29%
Best	2026	1.34%	6.00%	1.84%	2.25%	2.85%	3.41%	4.02%
2024 Financial Statement	2027	0.82%	5.16%	2.05%	2.25%	3.22%	3.67%	3.79%
	AVG	1.22%	5.96%	1.70%	2.26%	2.91%	3.46%	4.03%

The most relevant macroeconomic variable for the purposes of determining the ECL is GDP and, therefore, it is the representative variable that drives all the others: the average value over the three-year period 2025-2027 is 0.65%, 0.27% and 1.22% in the baseline, severe but plausible and best case scenarios, respectively.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Inclusion of government guarantees

The acquisition of these guarantees, also in consideration of what was declared by ESMA, does not impact the calculation of the SICR of credit exposures, as the latter is not connected to the guarantees, but to the creditworthiness that remains that specific to the counterparty, observing however for the purpose of measuring the expected loss to the extent that the guarantees are not subject to separate recognition in the Financial Statements and are considered an integral part of the contractual conditions governing the loans.

The calculation of the impairment of exposures backed by a state guarantee, is made through the application of an LGD parameter that took into account the mitigations attributable to the government, introduced and expanded with the “Cura Italia” and “Liquidità” decrees, and in line with ESMA and EBA guidelines. In detail, Expected Credit Losses were calculated using an LGD defined according to the probability of default (0.30%) and the recovery risk associated with the country Italy.

Lastly, it should be noted that in 2024, in light of the latest available evidence, the discount time used to estimate the expected loss on exposures with a state guarantee was prudentially raised from 12 to 18 months, equal to the average recovery time of the guarantees in the event of the counterparty becoming a non-performing party. Overall, the aforementioned updates resulted in higher adjustments of Eur 13.3 mln.

Management overlay

With reference to the methodologies for estimating impairment losses on performing credit exposures, it is possible that in certain circumstances there may be a need to make adjustments to the valuations, related to particularly complex and volatile macroeconomic contexts, with respect to the outcomes of the modelling adopted. This may arise as a result of new events or risks of an unexpected nature that were not observed in the time series underlying the preparation of the models and cannot be reliably projected for the purposes of the forward-looking component required by IFRS 9.

These aggravations were applied by the Group with the emergence of the COVID 19 pandemic from the financial year 2020 and in subsequent financial years maintained, albeit with different dimensions, in connection with the Russian-Ukrainian conflict, the subsequent consequences on energy and commodity prices and the resulting inflation and monetary policy growth scenario.

Also with reference to the 2024 Financial Statements, as the geopolitical context and macroeconomic forecasts present strong elements of uncertainty and volatility, the Group has maintained the application of these aggravations. As at 31 December 2024, overlays resulted in higher value adjustments totalling EUR 69.2 mln, up by approximately EUR 15.2 mln compared to EUR 54 mln as at 31 December 2023. In detail, the stem from:

1.	C&E scenarios - the Group confirmed the inclusion of climate-environmental factors in its credit risk estimates by integrating the macroeconomic indicators observed in the NGFS “Net Zero 2050” scenario updated in November 2024 into the baseline scenario adopted by the Group. The latter, characterised by a proactive behaviour of the economic system with respect to the energy transition, would entail a global economic contraction due to the huge costs incurred to achieve the goals of reducing emissions and combating climate change. The application of these adjustments to the baseline scenario in December 2024 resulted in higher adjustment provisions totalling EUR 23.4 mln (EUR 38.1 mln as at 31 December 2023);

2.	Variable-rate retail mortgages classified as stage 2 - the default rates observed in 2024 on variable-rate mortgages confirmed the signs of criticality already seen in 2023. This led to the confirmation for the financial year 2024 of the correction applied to these types of exposure determined through a sensitivity analysis carried out on the instalment-income ratio in a stress scenario in which further increases in rates lead to a doubling of the instalment and a consequent worsening of the customer’s instalment-income ratio. The application of this correction, in December 2024, resulted in higher adjustment provisions of EUR 25.2 mln (EUR 11.8 mln);

3.	Back-testing analysis - starting in the first half of 2024, the Group carried out back-testing on the expected loss on single models, by comparing LGD rates estimated on a historical basis with the loss rates actually observed on positions closed in the period 2021-2023. The comparison between the ECLs thus determined highlighted at overall level the conservative nature of both statistical and analytical provisions. However, the analysis showed for some clusters of the statistical LGD the effective rates slightly higher than those estimated, the higher adjustments of EUR 20.6 mln as at 31 December 2024 were recognised in the Income Statement.

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The above-mentioned increase compared to last year is mainly related to (i) the introduction of the correction related to the backtesting and (ii) the higher provisions recognised as a result of the correction on variable-rate retail mortgages, which takes into account the impact of interest rate trends during 2024. These effects are partially mitigated by (i) the removal of the correction on the ‘severe but plausible‘ scenario (EUR 2.7 mln at 31 December 2023) previously used to capture the risk of expected deterioration in the real estate market and now factored into the models with the ‘severe but plausible’ scenario update in production and (ii) the re-estimation of the C&E overlay as a result of the ‘Net Zero 2050’ scenario update, which forecasts a lower global economic contraction compared to the scenario used for the 2023 valuations.

This without prejudice to the transitional nature of the aforementioned management overlays linked to the capacity of expected credit loss models to recognise emerging risks, in addition to the consideration that results deriving from models calculating expected losses are influenced by macroeconomic scenarios largely dependent on phenomena that are not fully consolidated and in any case still subject to extreme variability and uncertainty.

Sensitivity analysis of expected losses

In accordance with the provisions of paragraphs 1 and 125 of IAS 1, the notes to the financial statements must provide information on the main factors of uncertainty that characterise the Financial Statements estimates. Paragraph 129 below provides that this disclosure must be provided in such a way as to allow the reader of the Financial Statements a clear understanding of the elements of judgement used by the management and all related impacts. Among the examples mentioned to pursue this objective are sensitivity analyses, through which the reader is able to appreciate the impacts on the Financial Statements estimates resulting from alternative calculation models, reasonably foreseeable changes in the inputs and assumptions underlying the estimates.

The Financial Statement values whose estimation process is characterised by the presence of significant factors of uncertainty certainly include the adjustment provisions for performing credit exposures (ECL).

As shown in “Part A - Accounting Policies”, the determination of expected credit losses involves significant elements of judgement, with particular reference to the model used to measure losses and the related risk parameters, to the triggers deemed to express significant credit deterioration and the selection of macroeconomic scenarios.

In particular, the inclusion of forward-looking factors is a particularly complex exercise, as it requires macroeconomic forecasts to be formulated, scenarios and associated probabilities of occurrence to be selected, and a model to be defined capable of expressing the relationship between the aforementioned macroeconomic factors and the default rates of the exposures subject to valuation, as explained in the previous paragraph.

In order to assess how forward looking factors may influence expected losses, it is considered reasonable to carry out a sensitivity analysis in the context of different scenarios based on forecasts consistent with the evolution of the various macroeconomic factors. The innumerable interrelations between the individual macroeconomic factors are such as to render a sensitivity analysis of expected losses based on the individual macroeconomic factor of little significance.

The table below highlights the sensitivity for the main credit portfolios of the Group consisting of cash loans to customers, belonging to the corporate and retail segments of the 2 banks (Banca MPS and Widiba), which represent almost all of the Group’s total gross exposure, net of loans classified in the portfolio of non-current assets held for sale and disposal groups. The analysis shows, in line with the same approach adopted for 2023, the impact from each level of risk on gross exposures, on the adjustments and on the coverage ratio in the cases where a weight equal to 100% of the baseline, severe but plausible and best-case scenarios, respectively, is used instead of the scenario defined as weighted - i.e. based on weightings that the Group has attributed to each scenario77 - used by the Group for estimating the stages of risk and value adjustments as at 31 December 2024.

77	The weighted scenario was determined using weightings of 26.3%, 52.6% and 21.1% for the Best, Baseline and Severe but plausible scenarios, respectively

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

The weighted scenario used for the accounting valuations as at 31 December 2024 is positioned, in terms of adversity, between the severe but plausible and best cases. In particular, for non-impaired exposures:

•	the portfolio’s sensitivity to the severe but plausible-case scenario would see (i) a shift of counterparties to stage 2, whose gross exposure would increase by EUR 651.7 mln (+6.34%), with a consequent increase in the 2024 ECL estimated at around 14.70% (around EUR 46.7 mln), and a higher average coverage of around 24 bps, (ii) a specular reduction of counterparties in stage 1, whose exposure would decrease by EUR 651.7 mln (-1.03%), an increase in the ECL of around 1.4% (around EUR 1.4 mln) with an average coverage that would remain substantially unchanged;

•	the sensitivity of the portfolio to the baseline scenario would see (i) a decrease in counterparties in stage 2, whose exposure would decline slightly by about EUR 25.3 mln (-0.25%) with a consequent decrease in the 2024 estimated ECL at around 0.72% (about EUR 2.3 mln) and an average coverage that would remain substantially unchanged (-1.0 bps), (ii) a modest increase in terms of both exposures of around EUR 25.3 mln (+0.04%) and a slight reduction in ECL of around EUR 0.3 mln (-0.27%) for stage 1 with an unchanged average coverage;

•	Conversely, the sensitivity analysis of the portfolio to the best-case scenario would see (i) a reduction in the stock of stage 2 positions equal to EUR 437.5 mln (a reduction of 4.25%) with a potential economic benefit on the 2024 ECL of about EUR 40.5 mln (12.76%), and a consequent decrease in the coverage ratio of about 27 bps; (ii) a symmetrical increase in stage 1 counterparties, whose exposure would grow by EUR 437.5 mln (+0.69%), a decrease in ECL of about 2.02% (about EUR 2.0 mln) with average coverage essentially unchanged.

ECL estimate – Stage 3

With reference to the models used to determine expected losses on exposures classified as stage 3, i.e. non-performing exposures, please refer to the discussion in the section entitled “Methods for calculating impairment on IFRS 9 Financial Instruments” in Part “A.2 - Part relating to the main items of the financial statements”.

As discussed in the paragraph “Use of estimates and assumptions when preparing Financial Statements’’ in “Part A - Accounting Policies”, the calculation of expected losses on non-performing loans involves significant elements of judgement, with particular reference to the estimate of flows deemed recoverable and the relative timing of recovery.

In further detail, as at 31 December 2024, expected losses on non-performing loans are determined analytically on the basis of recovery forecasts, either formulated by the manager or resulting from the application of statistical calculation methodologies, discounted on the basis of the original effective interest rates and the related recovery timeline.

The sensitivity analysis of the impairment losses on impaired exposures would see an increase of EUR 21.0 mln (+1.30%) and EUR 0.5 mln (+0.03%) respectively in the severe but plausible scenario and in the baseline scenario (+0.03%), and a decrease of EUR 27.4 mln (-1.69%) in the best-case scenario.

However, it is not possible to rule out that a deterioration in the credit situation of debtors, also as a consequence of the possible negative effects on the economy related to the international geopolitical situation, may result in the recognition of additional losses, even significant, compared to those considered at 31 December 2024 based on the conditions existing at the reporting date.

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	Scenarios (Delta in EUR/Mln)
	Weighting	Severe but plausible	Baseline	Best
STAGE 1 Gross exposure	63,172.0	(651.7)	25.3	437.5
of which CORPORATE	34,964.6	(615.8)	18.2	392.9
of which RETAIL	28,207.4	(35.9)	7.1	44.6
STAGE 1 Value Adjustments	100.1	1.4	(0.3)	(2.0)
of which CORPORATE	70.5	(0.5)	(0.1)	(0.3)
of which RETAIL	29.5	1.9	(0.2)	(1.8)
STAGE 1 coverage ratio (%)	0.16%	0.00%	0.00%	0.00%
of which CORPORATE	0.20%	0.00%	0.00%	0.00%
of which RETAIL	0.10%	0.01%	0.00%	-0.01%
STAGE 2 Gross exposure	10,283.1	651.7	(25.3)	(437.5)
of which CORPORATE	7,962.1	615.8	(18.2)	(392.9)
of which RETAIL	2,321.0	35.9	(7.1)	(44.6)
STAGE 2 Value Adjustments	317.5	46.7	(2.3)	(40.5)
of which CORPORATE	262.1	41.2	(1.7)	(35.1)
of which RETAIL	55.5	5.5	(0.6)	(5.4)
STAGE 2 coverage ratio (%)	3.09%	0.24%	-0.01%	-0.27%
of which CORPORATE	3.29%	0.24%	-0.01%	-0.29%
of which RETAIL	2.39%	0.20%	-0.02%	-0.19%
STAGE 3 Gross exposure	3,506.4	-	-	-
of which CORPORATE	2,662.8	-	-	-
of which RETAIL	843.6	-	-	-
STAGE 3 Value Adjustments	1,620.0	21.0	0.5	(27.4)
of which CORPORATE	1,338.4	10.2	0.3	(13.5)
of which RETAIL	281.6	10.8	0.2	(14.0)
STAGE 3 coverage ratio (%)	46.20%	0.60%	0.01%	-0.78%
of which CORPORATE	50.26%	0.38%	0.01%	-0.51%
of which RETAIL	33.38%	1.28%	0.02%	-1.66%
TOTAL Value Adjustments	2,037.5	69.1	(2.1)	(70.0)
of which CORPORATE	1,670.9	50.9	(1.4)	(48.8)
of which RETAIL	366.6	18.2	(0.7)	(21.2)

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

2.4 Credit risk mitigation techniques

Mitigation techniques are an important tool to reduce or transfer part of the credit risk associated with the exposure portfolio. In line with its low risk appetite, which characterises its operations, the Group pursues the mitigation of credit risk through the acquisition of guarantees, collateral or unsecured, and certain contracts that determine a reduction in credit risk.

With regard to collateral guarantees, the cash and security pledge deposited with the Parent Company and the mortgages on real estate represent essentially the entire nominal amount of the collateral guarantees acquired and all of them ensure compliance with the regulatory/legal/organisational requirements of the Supervisory Provisions for the application of credit risk mitigation rules. The Group has developed one single process for the acquisition of collaterals which is at the same time a working instrument and the expression of the Group’s management policies. The management of collaterals is activated after loan disbursement is approved and its process is organised into a number of different stages:

•	acquisition (including multiple acquisition): the controls of (formal and amount) consistency with the guarantees proposed during the authorisation phase are performed in this stage;

•	adjustment/change/amendment: useful to amend the characteristics of a guarantee without interrupting loan protection;

•	query: gives information about the present data and the historical trend of guarantees received;

•	repayment/cancellation.

If the measures for monitoring collaterals on loans show operational irregularities during the acquisition phase or any inadequacies/losses of the values received as collateral, events falling within the scope of credit monitoring policies are put in place, which trigger operational obligations of credit risk assessment.

In particular, mortgage collateral is mainly acquired in the retail segment and, to a lesser extent, in the corporate segment.

Mortgage guarantees are managed through an IT platform integrated within the Parent Company’s systems which is used to automatically transfer information about the property acquired from appraisers directly to those systems. The platform automatically updates all of the Parent Company’s loan management applications and digitally archives the appraiser’s documentation. It is also capable of standardising the set of information provided.

The appraisers are chosen on the basis of an individual verification of their skills, professionalism and experience and are included in a special list of accredited professionals; their work is also constantly monitored by means of a specific control of deviations between surveyed values and market benchmark data; In addition, for exposures above certain thresholds, a second-opinion valuation entrusted to a highly reputable agency specialised in real estate services is envisaged. The appraisers must prepare their estimates according to valuation methods consistent with the Guidelines for banks on non-performing loans (NPLs).

For the phase of monitoring the assets pledged, the Group has a policy establishing the amounts of the secured exposure and the age of the appraisal, beyond which the properties are appraised again. For exposures lower than the thresholds defined, the Group in any event conducts half-yearly monitoring of the property value based on market data.

In addition, in order to ensure the eligibility of guarantees within the Credit Risk Mitigation process, a specific function within the Credit function activates re-assessment processes in cases where the materiality thresholds are exceeded, processes that are consistent with the policy guidelines, with particular reference to the criteria of age of the appraisal, exposure values, loan to value, and deviations from geo-referenced valuations.

The disbursement of loans secured by collaterals is subject to specific control measures, differentiated by type of guarantee pledged, which are applied during the phase of disbursement and monitoring.

The general requirements for ensuring the legal certainty and enforceability of guarantees are verified by checking compliance with the following relevant conditions:

•	binding nature of the legal obligation entered into by the parties and enforceability in the event of legal proceedings;

•	documented evidence and enforceability of the instrument against third parties in all relevant jurisdictions for the purpose of its exercise and execution;

•	timely liquidation in case of non-fulfilment;

•	compliance with organisational requirements.

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With reference to compliance with organisational requirements, mitigation of risk is ensured by:

•	the presence of an IT system in support of the life cycle phases of the guarantees (acquisition, valuation, management, re-valuation and enforcement);

•	the existence of regulated policies for the management of guarantees (principles, practices, processes), available to all users.

Another important risk mitigation tool that complies with prudential regulations on Credit Risk Mitigation is represented by personal guarantees issued by Government Organisations such as Sace, Fondo Centrale, Ismea and Consap, which, also thanks to the adoption of the Temporary Framework on Government Aid aimed at managing the impacts on the economy and the stability of the financial system generated first by the Covid-19 pandemic emergency and then by the Russian-Ukrainian conflict, represent a significant share compared to the Group’s total loans.

In addition, the Group uses other credit protection instruments that can be summarised in the following categories: (i) Guarantees (including omnibus guarantees and personal guarantees given by third parties); (ii) endorsement; (iii) guarantee policy; (iv) credit mandate; (v) strong/binding patronage letter; (vi) negotiable effects; (vii) performance bond agreement; (viii) debt delegation; (ix) expromission; (x) assumption of debt; (xi) personal collateral governed by foreign law; (xii) credit derivatives: credit default swaps; total return swaps; credit linked notes.

The main lenders are: (i) sovereign governments and central banks; (ii) public sector and local agencies; (iii) multilateral development banks; (iv) regulated intermediaries; (v) guarantee institutions (Confidi); (vi) companies and individuals.

Nearly all personal guarantees, net of government guarantees, are traceable to companies and individuals as guarantors. Only to a limited portion of these customers can an internal rating be assigned, since these guarantors are not borrowers of Group companies.

With reference to exposures with public guarantees, a task force was confirmed, in line with the previous year, dedicated i) to the process of enforcing guarantees, in particular those relating to letter “m” of Article 13, paragraph 1 of the Liquidity Decree, and ii) to the specific monitoring of the deadlines within which the fulfilment of the obligations resulting from the reporting of risk events and the activation of state and consortium guarantees must be completed.

Also with regard to public guarantees, the comprehensive assessment, initiated during 2023, on the completeness of the documentation relating to the guarantees acquired during the pandemic emergency by Covid-19 was concluded in June 2024, at the end of which, for credit lines with persistent anomalies, the guarantee was excluded for the purposes of both the Group’s RWA and ECL calculation; from the fourth quarter 2024, a second wave of documentary checks was launched on a further portion of the remaining portfolio with the same purpose as the first initiative.

The presence of collateral or personal guarantees is reflected, as mentioned above, in the quantification of Expected Credit Losses (ECLs) of the Financial Statements. With regard to collective assessments, the main ‘transmission’ channel is LGD, one of the input parameters used for the assessments: for this purpose, each exposure is divided into tranches, determined according to the different types of collateral backing the exposure, and a specific LGD is calculated for each tranche.

With regard to analytical valuations, the presence and updating of the value of collateral is directly reflected in the case of a gone concern valuation approach, applied, beyond certain thresholds, to all bad loans as well as on unlikely to pay exposures where a going-concern scenario is excluded or where the partiality and lack of reliability of the company’s business plans do not allow for a plausible estimate of the company’s ability to honouring the debt through the cash flows generated by the business activity (going-concern method). In the gone concern approach, specific haircuts are applied, calculated within time series of the Group which contain the results of foreclosure proceedings and factor in real estate market development scenarios.

As regards the mitigation of counterparty risk for OTC (unregulated) derivatives and SFT (Securities Financing Transactions or security lending and repurchase agreements), the Group uses bilateral netting agreements that allow, in the event of counterparty default, the offsetting of credit and debit positions. This is done through the signing of framework agreements referring to the international standards published respectively by International Swap Derivatives Association (ISDA Master Agreement), International Securities Lending Association (GMSLA) and International Capital Market Association (GMRA), which also allow, in compliance with supervisory regulations, the reduction of regulatory capital absorption. These master agreements also regulate the exchange of collateral (or margins) to secure the exposure arising from the relevant transactions. Through these collateralisation agreements (concerning both the exchange of variation margins and initial margins), the Group fulfils its margining obligations under EMIR regulations, in reference to OTC derivatives.

In addition, the Group has collateral agreements in place, mainly with daily margin setting, to hedge its transactions in OTC derivatives (Credit Support Annex), also due to the obligation to margin set derivatives that cannot be centrally offset, as required by EMIR regulations; for SFTs, the Group has daily margining agreements (GMRA - Global Master Repurchase Agreements and GMSLA - Global Master Securities Lending Agreements).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Finally, as at 31 December 2024, there are two synthetic securitisation transactions finalised by the Group in July 2021 with a view to optimising capital absorption, called “Siena 2021-RegCap-1” and “Siena 2021”. - RegCap - Specialised Lending”. For details of the transactions, please see Section C. Securitisation Transactions in this chapter.

Significant risk transfer (SRT) to investors was achieved for afore-mentioned transactions through the acquisition by a third-party investor of a financial guarantee in the form of a term deposit pledge.

3. Non-performing loans

3.1 Management strategies and policies

The classification of non-performing exposures into the different risk categories (e.g. bad loans, unlikely to pay exposures and non-performing past due loans; collectively, non-performing exposures), is carried out in accordance with EBA regulations, supplemented by internal provisions that establish criteria and automatic rules for the transfer of loans within the different risk categories. In particular, classification is carried out by bodies within the loan decision-making chain based on a process that provides for a series of codified controls aiming to guarantee proper asset classification, except for loans more than 90 days past due and/or overdrawn, which are measured using automated procedures. To activate the controls, default detection parameters have been integrated within the Group’s business procedures (Credit Monitoring) so as to subject the most critical positions to assessment, including for any reclassification if required.

The Group has procedural mechanisms in place for the automatic default classification of counterparties with overdrawn forborne unlikely to pay exposure on which the binding classification parameter always applies; In addition, an automatic classification as a probable default is envisaged for exposures backed by government guarantees and affected by the initiation of the overrun risk event exceeding 90 days, in order to make the guarantee activation process and the start of the subsequent enforcement process even more timely, since almost all of the aforementioned guarantees are of the ‘first demand’ type; During the financial year 2024, the use of the unitary procedure for crisis management by a company was also provided for, as a further parameter for automatic classification as default, since it was found that this event is, in most cases, prodromal to the activation of protective precautionary measures and/or mechanisms of composition or liquidation, including bankruptcy-type resolutions.

On the corporate customer front, on the other hand, specific rules were defined to regulate assessments of prospective debt sustainability for companies affected by certain default detection parameters mainly related to balance sheet data; In detail, it became mandatory to perform a specific impairment test on the business plan in order to assess the requirements for maintaining a performing status or for moving to stage 3.

The Group’s procedures also manage the phases for transfer to non-performing categories, in particular forborne positions. A “forborne exposure” (as defined in Bank of Italy Circular 272) is a debt agreement for which measures of tolerance have been applied (otherwise identifiable as “forbearance measures”). The measures of tolerance consist of concessions - in terms of the amendment and/or refinancing of the pre-existing debt agreement - to the debtor who has or is on the verge of having difficulty in meeting its financial commitments (in other words, the debtor is in financial difficulty).

In the context of the processes of granting forbearance measures for retail customers, the correct determination of residual income, i.e. the actual disposable income, used to assess the repayment capacity of the post-granted debt, is relevant in the decision-making framework. Only in the case of positive residual income is the sustainability of the amortisation plan assessed by verifying compliance with tolerance thresholds determined on the basis of specific indicators such as loans service to income and debt service to income.

Positions are classified into the various categories of non-performing assets at the proposal of the regional network responsible for the commercial relationship as well as peripheral and central specialised functions responsible for loan control and management. For non-performing past due loans, classification as non-performing takes place via automatic procedures if specific objective conditions of default have been satisfied. This refers, for instance, to loans that are continuously past due and/or in arrears above certain thresholds and for certain periods and to performing positions subject to forbearance measures (forborne performing positions from forborne non-performing positions) for which the so-called ‘probation period’ of 24 months has not yet been exceeded, if they meet the requirements provided for by the reference regulations for reallocation among impaired loans through the verification of objective parameters and in particular, for relationships already subject to forborne tagging, the so-called reiteration (i.e. the granting of a further forbearance measure) and/or the presence of continuous overdrafts in excess of 30 days above certain absolute thresholds) and transactions subject to onerous restructuring with a loss greater than 1%.

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Non-performing exposures, governed by the Supervisory Authority as well as by specific internal regulations, are returned to performing status at the initiative of the above-mentioned structures responsible for loan control and management, after it is Unlikely to pay that the critical conditions and state of insolvency no longer apply. Impaired past due and/or in arrears exposures and probable defaults, which are not subject to forbearance measures, must continue to be classified as such until at least three months have elapsed since they no longer meet the conditions to be classified as such. During this probation period, the conduct of the counterparty must be assessed in light of its financial situation (in particular, by verifying the absence of overruns above the materiality thresholds). For counterparties classified as likely to default forborne, the application of the so-called “cure period” of at least 12 months prevails, at the end of which the position may be reclassified as performing, provided that there are no overdrafts on the part of the debtor and the debtor has paid a significant amount of principal and interest and that, more generally, the criteria for the return to performing status of counterparties are met. With regard to non-performing past-due loans, the “cure” applies automatically once the exposure has been repaid and after the elapse of an observation period of 90 days during which the credit relationship must not be affected by risk events such as further overdrawn situations or the occurrence of default detection parameters.

As regards assessment, bad loans and unlikely to pay exposures with a gross exposure exceeding a given threshold value (EUR 1 mln) are valued analytically. For all remaining non-performing exposures, the valuation is carried out statistically on the basis of parameters determined by Risk Management.

The evaluation is carried out at the time of their classification, when significant events take place, such as the shift of the counterparty towards another decision-making chain and, in any event, reviewed periodically. In particular, the loan valuation is subject to review any time knowledge is gained of significant events that could change prospects for recovery. For such events to be promptly taken into consideration, all debtor and guarantor information is periodically monitored.

The NPE Strategy envisages for 2025, in line with the objectives of the new 2025-28 Plan, i) a strengthening of the levers for the proactive management of the portfolio with state guarantees, in order to accelerate the collection time during enforcement and ii) the timely application of forbearance measures, both on performing and non-performing customers, in order to benefit from the continuity of repayment plans, thus limiting the recourse to balances and write-offs or, as a last resort, to judicial enforcement proceedings for the forced recovery of the amounts due.

In order to comply with the objectives of the Gross NPE Ratio plan, the 2025 non-performing strategies also envisage the activation of competitive processes for the disposal on the market of various clusters of non-performing credit portfolios, selected after in-depth analyses on the transferability characteristics of the various counterparties and with a particular focus on the Commercial Real Estates sector.

The “cure” objectives set out in the 2025 Credit Strategies were set through the identification of the portion of the NPE portfolio with the expiring “cure period”, in order to subject it to systematic monitoring to ensure compliance with a return to performing requirements, such as the timely processing of parameters that would stop the observation period.

3.3 Write-offs

With regard to non-performing loans, the Group resorts to the write-off/cancellation - in whole or in part - of uncollectable accounting items and consequently allocates to losses the residual amount not yet adjusted in the following cases:

•	as a result of a voluntary waiver, when one freely assesses the financial standing of a debtor and decides to write-off part of the exposure to that debtor due to a verified uncollectability, or

•	when it is deemed that the gross value is no longer recoverable in whole or in part: such an assessment does not imply the waiver of the debt nor does it affect recovery actions but it is an acknowledgement that at least part of the debt is not recoverable.

The assumptions underlying an unrealistic assessment of recoverability, in relation to which it is considered appropriate to abandon interruption of the limitation period, occur when the composition, bankruptcy, enforcement and even inheritance procedures have come to an end, together with the absence of co-obligors or guarantors to be enforced, as well as in cases of documentary verification of impossible and/or infeasible recovery from debtors/guarantors and, lastly, upon conclusion of out-of-court settlements.

The control process aimed at identifying the lack of realistic recovery prospects focuses on the counterparties with a given coverage level as well as a certain vintage. In detail, the Group has decided to carry out total/partial write-offs, at least for bad loans with seniority (understood as a period of permanence in the status of “non-performance” of more than three years) and an impairment level of more than 95%, where there are no reasonable expectations of further collections.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

At the reporting date, the total exposures subject to write-offs relating to counterparties for which enforcement procedures (insolvency and/or executive) are still in progress is approximately EUR 37 mln, In total, write-offs of about EUR 106.0 mln were made during the year.

3.4 Purchased or originated impaired financial assets

The purchased or originated financial assets (POCI) include financial instruments, acquired or originated, which were already credit impaired at their initial recognition, that is, they showed some signs of impairment in credit quality.

The accounting rules relating to POCIs apply to financial instruments measured at amortised cost or at fair value through other comprehensive income; that is, SPPI-compliant financial instruments in the HTC and HTC&S business models. For further details on the accounting treatment of this type of financial asset, refer to the paragraph “Purchased or originated credit-impaired financial assets” (POCI)” in the Notes to the Financial Statements - Part A - “Accounting policies”.

The Group includes the following cases as POCI financial assets:

1.	substantial changes to the loans (other than those that result in failure of the SPPI test), agreed with non-performing customers, to which derecognition accounting is applied, in accordance with accounting policy;

2.	new credit facility to a non-performing counterparty;

3.	acquisition of a portfolio of non-performing loans as part of business combinations;

4.	purchase of individual financial instruments.

In particular, the first two refer to “Originated credit-impaired financial assets (OCI)” and the others to “Purchased credit-impaired financial assets (PCI)”.

Originated credit-impaired financial assets are identified as part of the lending procedure. Specifically, the PEF application of the credit function was appropriately supplemented with some specific credit limits: their selection and the co-presence of an impaired status of the counterparty, determines the occurrence of the “OCI” flag of the individual credit line. This reporting is passed on to summary systems for the necessary measurements, both for amortised cost as well as impairment.

For purchased non-performing loans, the event is processed by the respective business functions and reported through appropriate reporting systems to management.

At the reporting date of these consolidated financial statements, the POCI portfolio of the Group was fully classified under financial assets at amortised cost, amounting to a gross book value of approximately EUR 2.9 mln (EUR 4.8 mln as at 31 December 2023), of which EUR 1.6 mln represented by repurchases of positions already transferred to bad loans (PCI), while EUR 1.3 mln represented contractual changes which, although substantial, did not affect the original characteristics of the credit relationship (OCI).

4. Financial assets subject to commercial renegotiations and exposures subject to forbearance

Financial assets subject to commercial renegotiations

This category includes renegotiations of credit exposures - by changing the original contractual conditions - granted by the Group for commercial reasons to performing customers, with the objective of maintaining the relationship with the customer. The changes in question are divided into the two categories set out below, depending on the purposes and effects of the amended contracts agreed between the parties:

1.	transactions that entail a change in the original payment schedule (re-scheduling), to the benefit of the debtor;

2.	transactions that do not entail a change in the original payment schedule and that seek to adjust the debt burden to market conditions. These transactions result in a change in the original contract conditions, usually at the customer’s request, that reference aspects associated with the debt burden.

Requests to reschedule the loan entail, in any event, the assessment of whether the customer is experiencing financial difficulties - in line with the preliminary review process for the loan - which is carried out based on predominantly objective assumptions to avoid errors in assigning the forborne classification and is also governed from a subjective/qualitative perspective by specific Group guidelines.

With regard to the measures to revise the terms and conditions on land and mortgage loans for private individuals, however, the assessment of financial distress is envisaged through the initiation of a PEF investigation process in the event that a reasonable business opportunity does not exist or in the event of active default detection parameters or other operational events of a credit nature.

BANCA MONTE DEI PASCHI DI SIENA

The Group’s processes do not envisage massive initiatives aimed at renegotiation, but specific evaluation approaches for the requests received, always managing the latter with a view to retention. This phenomenon is primarily attributable to the residential mortgages sector, using qualitative/quantitative metrics (based both on the risk-adjusted profitability and the market benchmark, or the level of pricing expressed by the banking system), appropriately associated with commercial valuations, such as the expected benefits deriving from maintaining or achieving the reference status with the individual customer.

Forborne exposures

Forbearance measures are activated, both on the retail as well as corporate segment, when a financial criticality emerges that may impact the counterparty’s capacity to satisfy their financial commitments in relation to debt repayment.

It is decisive, in order to identify the sustainable concession measure, to verify the impact of the financial distress on the debt: the concession measure is only implemented if the aforementioned impacts are nevertheless assessed as surmountable through the use of the concession measure itself.

The degree of financial difficulty in which the customer finds themselves (serious or not) must be identified in order to determine the measure (suspension of payments or mere rescheduling of debt) and to allow the measure to be credibly aimed at solving the customer’s difficulty.

To reach this objective in the corporate world, an analysis of historic data is not sufficient. Forecast and medium to long-term strategy information on the company must also be obtained; at the individual level, it is essential to assess the instalment/income ratio, the employment situation and the future commitments of the household.

The relationship managers use a special simulation tool in order to define the measure or set of measures that make it possible to obtain a new sustainable repayment plan for the customer, in consideration of parameters such as the residual duration of the loan, the age of the debtor, the type of rate.

More generally, the use of the forbearance measure follows a tailor-made logic in order to reformulate the plan in a way that is sustainable in terms of debt repayment, favouring as much as possible contractual modification options that commit the customers to making payments already in the short term, as opposed to altogether debt moratorium measures.

To this end, the Group has developed a specific product portfolio that provides for legal acts of recognition, rescheduling and amortisation of debt, both for retail and corporate customers, differentiating the offer according to the type of secured/unsecured loans being measured, the duration of rescheduling and the Loan-to-Value of mortgage loans. These products also envisage that the rate used in forbearance does not exceed the original contractual rate.

The 2024 trend in the stock of gross forborne performing exposures (probation period) shows a reduction in the portfolio in question of about EUR 131.9 mln mainly due to the decrease in the repayment rate among fully performing exposures equal to about 21% (43% as of 31 December 2023). This trend is in part due to the high repayment rate recorded in the previous year, which led to a reduction in the vintage of the portfolio of loans classified as forborne performing such that the exposures classified in the current year in the fully performing portfolio following the exceeding of the minimum threshold of 24 months (probation period) were considerably reduced.

The stock of gross non-performing forborne exposures remained virtually unchanged at about EUR 1,239.4 mln (EUR 1,201.0 mln as at 31 December 2023) characterised by a cure rate and recovery rate of about 11% and 19% respectively, in line with the previous year.

The amount of gross outstanding credit exposures to customers (non-performing and performing) subject to concessions is set out in Table A.1.7-bis below, in the Quantitative Information - A. Credit Quality section, to which reference should be made for further details. With regard to the impact, in the process of assessing the SICR and measuring expected losses, please refer to Section 2.3 “Methods for measuring expected losses” of the previous Section.

With specific reference to impairment, note that all forborne exposures other than non-performing are classified in stage 2 and are valued, similarly to the exposures in stage 3, for an amount equal to the expected losses throughout the life of the loan. Any decrease in credit risk and the resulting classification in stage 1 and measurement of impairment for an amount equal to expected credit losses in the subsequent 12 months, is linked, in the absence of further indicators of significant increases in the risk of credit, to the return to the fully performing status of the exposure or to the loss of the forborne classification.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Quantitative Information

A. Credit quality

A.1 Non-performing and performing loans: amounts, value adjustments, changes, trend and breakdown by business sector

A.1.1 Prudential consolidation - Breakdown of financial assets by past due ranges (book values)

		Stage 1			Stage 2			Stage 3			Purchased or originated credit impaired
Portfolio/staging		Up to 30 days	from 30 to 90 days	Over 90 days	Up to 30 days	from 30 to 90 days	Over 90 days	Up to 30 days	from 30 to 90 days	Over 90 days	Up to 30 days	from 30 to 90 days	Over 90 days
1.	Financial assets measured at amortised cost	128,572	-	-	140,826	80,912	21,094	50,813	121,537	1,022,602	-	-	1,283
2.	Financial assets measured at fair value through other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-
3.	Financial assets held for sale	-	-	-	821	1,686	-	921	826	20,936	-	-	-
Total 31 12 2024		128,572	-	-	141,647	82,598	21,094	51,734	122,363	1,043,538	-	-	1,283
Total 31 12 2023		90,748	-	-	258,538	94,839	37,374	79,017	155,097	896,948	48	-	1,339

BANCA MONTE DEI PASCHI DI SIENA

A.1.2 Prudential Consolidation - Financial assets, commitments to disburse funds and financial guarantees issued: changes in overall value adjustments and total allocations

	Overall value adjustments
	Assets included in Stage 1						Assets included in Stage 2
Sources/risk stages	Lonas to banks and Central banks	Fiancial assets measured at amortised cost	Financial assets measured at fair value through other comprehensive income	Financial assets held for sale and disposal group	of which: specific writedowns	of which: collective writedows	Fiancial assets measured at amortised cost	Lonas to banks and Central banks	Financial assets measured at fair value through other comprehensive income	Financial assets held for sale and disposal group	of which: specific writedowns	of which: collective writedows
Overall value adjustments, opening balance	88	113,581	1,899	-	-	115,569	-	372,888	261	-	-	373,149
Increase in purchased or originated financial assets	-	15,756	46	-	-	15,802	-	16,347	-	-	-	16,347
Derecognition different from write-off	(3)	(7,471)	(229)	-	-	(7,703)	-	(17,185)	-	-	-	(17,185)
Net losses (recoveries) on impairment	26	(65,938)	(506)	-	-	(66,419)	-	28,321	1,253	-	-	29,574
Modification gains/losses	-	-	-	-	-	-	-	(106)	-	-	-	(106)
Change in evaluation methodology	-	-	-	-	-	-	-	-	-	-	-	-
Write-off	-	(1)	-	-	-	(1)	-	(58)	-	-	-	(58)
Others	(11)	62,219	-	241	-	62,449	-	(46,503)	(183)	329	-	(46,358)
Overall value adjustments, closing balance	100	118,146	1,210	241	-	119,697	-	353,704	1,331	329	-	355,363
Recoveries from collections of financial assets subject to write-off	-	-	-	-	-	-	-	-	-	-	-	-
Write-off recognised through income statements	-	(8)	-	-	-	(8)	-	(966)	-	-	-	(966)

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

	Overall value adjustments											Total provision on commitments
	Assets included in Stage 3						Purchased or originated credit impaired financial assets					to disburs funds and financial guarantees issued
Sources/risk stages	Fiancial assets measured at amortised cost	Financial assets held for sale and disposal group	Financial assets measured at fair value through other comprehensive income	Financial assets held for sale and disposal group	of which: specific writedowns	of which: collective writedows	Fiancial assets measured at amortised cost	Financial assets measured at fair value through other comprehensive income	Financial assets held for sale and disposal group	of which: specific writedowns	of which: collective writedows	Stage 1	Stage 2	Stage 3	Commitment to disburse fund and financial guarantees issued	Total
Overall value adjustments, opening balance	199	1,703,070	-	-	759,550	943,720	2,061	-	-	1,467	593	17,294	16,225	113,349	7,406	2,348,321
Increase in purchased or originated financial assets	-	486	-	-	486	-	X	X	X	X	X	1,324	5,354	3,080	-	42,393
Derecognition different from write-off	-	(340,768)	-	-	(90,858)	(249,910)	(1,432)	-	-	(1,432)	-	(1,076)	(866)	(17,274)	-	(386,304)
Net losses (recoverise) on impairment	39	514,637	-	-	233,804	280,872	135	-	-	-	135	(10,896)	7,177	8,087	676	483,011
Modification gains/losses	-	(1,056)	-	-	(196)	(860)	-	-	-	-	-	-	-	-	-	(1,162)
Change in evaluation methodology	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Write-off	-	(85,305)	-	-	(52,794)	(32,511)	-	-	-	-	-	-	-	-	-	(85,364)
Others	-	(80,269)	-	62,034	(16,008)	(2,228)	-	-	-	(35)	34	5,742	(6,965)	999	-	(2,367)
Overall value adjustments, closing balance	238	1,710,795	-	62,034	833,984	939,083	764	-	-	-	762	12,388	20,925	108,241	8,082	2,398,528
Recoveries from collections of financial assets subject to write-off	-	3,663	-	-	3,663	-	-	-	-	-	-	-	-	-	-	3,663
Write-off recognised through income statements	-	(1,104)	-	-	(1,065)	(38)	-	-	-	-	-	-	-	-	-	(2,078)

During the 2024 financial year, total impairment provisions posted an overall increase, compared with 1 January 2024, of around EUR 50.2 mln, due almost entirely to value adjustments of financial assets carried at amortised cost. In particular, with reference to this accounting portfolio, the following elements contributed to this trend in the line:

for “Derecognition different from write-offs” a reduction in provisions for a total of EUR 366.9 mln, mainly attributable to the deconsolidation of the non-performing positions included in the “Bricks” transaction and certain single-name disposals;

for “Write-offs not recognised directly in the income statement”, a reduction in provisions for non-performing loans for a total of EUR 85.4 mln, referring in their entirety to Stage 3 positions. Note that the derecognitions not covered by provisions have generated an income statement impact of EUR 1.1 mln;

for “Net losses (recoveries) on impairment”, a net increase in provisions of EUR 477.0 mln, of which EUR 514.6 mln referred to stage 3. The main factors that affected this latter performance include inter alia the other adjustments related to the disposal of non-performing loans carried out during the year, to management overlays and to the update of the IFRS 9 PD and LGD models. In this regard, reference is made for further details to paragraph “2.3 Methods to measure expected losses” Part E of the Notes to the consolidated financial statements.

“Other changes” the overall reduction in provisions of EUR 64.5 mln is attributable for EUR 62.0 mln to the reclassification of the provisions of the subsidiary MPS Banque - recognised as discontinued operations pursuant to IFRS 5 - from the amortised cost portfolio to the portfolio of financial assets held for sale.

BANCA MONTE DEI PASCHI DI SIENA

A.1.3 Prudential Consolidation - Financial assets, commitments to disburse funds and financial guarantees issued: transfers among the different stages of credit risk (gross and nominal values)

		Gross value /nominal value
		Transfers between Stage 1 and Stage 2		Transfers between Stage 2 and Stage 3		Transfers between Stage 1 and Stage 3
Portfolio/Staging		From Stage 1 to Stage 2	From Stage 2 to Stage 1	From Stage 2 to Stage 3	From Stage 3 to Stage 2	From Stage 1 to Stage 3	From Stage 3 to Stage 1
1.	Financial assets measured at amortised cost	5,778,478	2,765,411	760,812	161,171	452,266	5,689
2.	Financial assets measured at fair value through other comprehensive income	-	11,309	-	-	-	-
3.	Financial assets held for sale	-	-	-	-	-	-
4.	Commitments to disburse funds and financial guarantees issued	2,301,793	785,837	159,844	4,852	37,484	7,237
Total 31 12 2024		8,080,271	3,562,557	920,656	166,023	489,750	12,926
Total 31 12 2023		5,752,111	4,943,103	690,566	193,714	456,948	15,016

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

A.1.4 Prudential consolidation – Balance sheet and off-balance sheet credit exposure to banks: gross and net values

31 12 2024

	Gross exposures					Impairment (losses) and total provisions
Portfolio/quality	Total gross exposure	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired	Total impairment (losses) and total provisions	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired	Net Exposure	Total Partial Write-off*
A. Balance-sheet exposure
A.1 On Demand	13,275,229	13,274,872	-	357	-	(349)	(111)	-	(238)	-	13,274,880
a) Non-Perfoming	357	X	-	357	-	(238)	X	-	(238)	-	119	-
b) Performing	13,274,872	13,274,872	-	X	-	(111)	(111)	-	X	-	13,274,761	-
A.2 Others	3,798,773	3,589,247	-	14,420	-	(7,123)	(736)	-	(6,387)	-	3,791,650
a) Bad loans	-	X	-	-	-	-	X	-	-	-	-	-
- of which forborne	-	X	-	-	-	-	X	-	-	-	-	-
b) Unlikely to pay	14,420	X	-	14,420	-	(6,387)	X	-	(6,387)	-	8,033	-
- of which forborne	-	X	-	-	-	-	X	-	-	-	-	-
c) Past-due non performing exposures	-	X	-	-	-	-	X	-	-	-	-	-
- of which forborne	-	X	-	-	-	-	X	-	-	-	-	-
d) Past-due performing exposures	-	-	-	X	-	-	-	-	X	-	-	-
- of which forborne	-	-	-	X	-	-	-	-	X	-	-	-
e) Other assets not impaired	3,784,353	3,589,247	-	X	-	(736)	(736)	-	X	-	3,783,617	-
- of which forborne	-	-	-	X	-	-	-	-	X	-	-	-
Total A	17,074,002	16,864,119	-	14,777	-	(7,472)	(847)	-	(6,625)	-	17,066,530	-
B. Off-balance-sheet
exposure
a) Performing	13,510	X	-	13,510	-	-	X	-	-	-	13,510	-
b) Non performing	2,638,970	1,792,098	-	X	-	(255)	(255)	-	X	-	2,638,715	-
Total B	2,652,480	1,792,098	-	13,510	-	(255)	(255)	-	-	-	2,652,225	-
Total (A+B)	19,726,482	18,656,217	-	28,287	-	(7,727)	(1,102)	-	(6,625)	-	19,718,755	-

* Value to be presented for disclosure purposes

At the reporting date for these financial statements, the table does not include purchased or originated impaired financial assets.

BANCA MONTE DEI PASCHI DI SIENA

A.1.5 Prudential consolidation – Balance sheet and off-balance sheet credit exposure to customers: gross and net values

31 12 2024

	Gross exposures					Impairment (losses) and total provisions
Portfolio/quality	Total gross exposure	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired	Total impairment (losses) and total provisions	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired	Net Exposure	Total Partial Write-off*
A. Balance-sheet exposure
a) Bad loans	1,323,533	X	-	1,318,891	1,659	(878,237)	X	-	(877,431)	(706)	445,296	783
- of which forborne	246,418	X	-	246,260	118	(159,891)	X	-	(159,790)	(75)	86,527	173
b) Unlikely to pay	2,241,573	X	-	2,231,918	411	(869,738)	X	-	(863,053)	(56)	1,371,835	15,231
- of which forborne	988,218	X	-	981,812	411	(341,780)	X	-	(337,360)	(56)	646,438	8,264
c) Past due non performing exposures	99,040	X	-	98,892	-	(25,974)	X	-	(25,958)	-	73,066	88
- of which forborne	4,803	X	-	4,803	-	(1,173)	X	-	(1,173)	-	3,630	-
d) Past-due perfomring exposures	389,757	129,122	260,062	X	-	(15,148)	(468)	(14,680)	X	-	374,609	57
- of which forborne	26,217	-	26,217	X	-	(1,287)	-	(1,287)	X	-	24,930	-
e) Other assets not impaired	91,166,026	76,523,917	11,018,054	X	850	(459,066)	(118,381)	(340,683)	X	(2)	90,706,960	3,344
- of which forborne	1,055,771	-	1,037,713	X	-	(67,157)	-	(67,157)	X	-	988,614	622
Total A	95,219,929	76,653,039	11,278,116	3,649,701	2,920	(2,248,163)	(118,849)	(355,363)	(1,766,442)	(764)	92,971,766	19,503
B. Off-balance-sheet exposure
a) performing	617,715	X	-	609,018	8,696	(116,324)	X	-	(108,242)	(8,082)	501,391	-
b) Non performing	43,018,800	37,429,568	1,279,515	X	245	(41,149)	(12,133)	(20,927)	X	-	42,977,651	-
Total B	43,636,515	37,429,568	1,279,515	609,018	8,941	(157,473)	(12,133)	(20,927)	(108,242)	(8,082)	43,479,042	-
Total (A+B)	138,856,444	114,082,607	12,557,631	4,258,719	11,861	(2,405,636)	(130,982)	(376,290)	(1,874,684)	(8,846)	136,450,808	19,503

* Value to be presented for disclosure purposes

Please see the Report on Operations for quantification of and reporting on capital ratios for hedging of lending relationships.

For detailed information on originated impaired financial assets, reference should be made to paragraph 3.3 “Purchased or originated impaired financial assets”, section 1 “Credit risk - Qualitative information” in these Notes to the financial statements.

As at 31 December 2024, the Group held acquired impaired loans with a nominal value of EUR 16.1 mln; The loans were classified in the portfolio “Financial assets measured at amortised cost” at the purchase price of EUR 0.7 mln, appropriately adjusted in order to align the net book value to the initial recognition fair value.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

A.1.6 Prudential consolidation – Balance sheet credit exposure to banks: changes in gross non-performing loans

31 12 2024

		Unlikely	Non-performing
Source/Categories	Bad loans	to pay	Past due
A. Gross exposure, opening balance	-	1,177	-
- of which: transferred but not derecognised	-	-	-
B. Increases	-	13,608	-
B.1 Transfers from performing loans	-	13,608	-
B.2 Transfers from purchased or originated credit impaired financial assets	-	-	-
B.3 Transfers from other non performing loans	-	-	-
B.4 Modification gains/losses	-	-	-
B.3 Other increases	-	-	-
C. Decreases	-	8	-
C.1 transfers to performing loans	-	-	-
C.2 write-offs	-	-	-
C.3 collections	-	8	-
C.4 amounts realised upon disposal of positions	-	-	-
C.5 Losses from disposal	-	-	-
C.6 transfers to other categories of non performing exposure	-	-	-
C.7 Modification gains/losses	-	-	-
C.8 other decreases	-	-	-
D. Gross exposure, closing balance	-	14,777	-
- of which: transferred but not derecognised	-	-	-

At the reporting date, there are no impaired financial assets purchased during the financial year through either business combination transactions or other types of acquisitions.

A.1.6bis Prudential consolidation – Balance sheet credit exposure to banks: changes in gross forborne exposure broken down by credit quality

This table was not completed as the Group did not hold forborne exposures to banks either in the current year or in the previous year.

BANCA MONTE DEI PASCHI DI SIENA

A.1.7 Prudential consolidation – Balance sheet credit exposure to customers: changes in gross non-performing loans

			31 12 2024

Source/Categories	Bad loans	Unlikely to pay	Non-performing Past due
A. Gross exposure, opening balance	1,404,772	1,971,181	131,109
- of which: transferred but not derecognised	-	-	-
B. Increases	491,508	1,355,494	98,139
B.1 Transfers from performing loans	85,478	1,147,027	83,228
B.2 Transfers from purchased or originated credit impaired financial assets	477	31	-
B.3 Transfers from other non performing loans	360,516	58,281	233
B.4 Modification gains/losses	-	163	-
B.5 other increases	45,037	149,992	14,678
C. Decreases	572,747	1,085,102	130,208
C.1 transfers to performing loans	943	153,437	25,012
C.2 write-offs	48,470	40,445	189
C.3 collections	139,542	486,362	31,475
C.4 amounts realised upon disposal of positions	82,201	14,507	-
C.5 Losses from disposal	1,778	204	-
C.6 transfers to other categories of non-performing exposure	1,097	346,929	71,004
C.7 Modification gains/losses	-	7,865	5
C.8 other decreases	298,716	35,353	2,523
D. Gross exposure, closing balance	1,323,533	2,241,573	99,040
- of which: transferred but not derecognised	-	-	-

The line item Other decreases, amounting to a total of EUR 336.6 mln, is attributable for EUR 264.2 mln to non-performing exposures subject to disposal during the year, of which EUR 250.5 mln is classified as bad loans and EUR 13.7 mln as unlikely to pay.

With reference to bad loans, 13% of total payments received are from judicial collections, 24% from out-of-court settlements, 10% from property leasing sales, and 21% from enforcement of consortium guarantees (first-demand); in addition, around EUR 82.2 mln relating to collections from disposal.

At the reporting date, there are no impaired financial assets that were purchased during the financial year through business combination transactions.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

A.1.7bis Prudential consolidation – Balance sheet credit exposure to customers: changes in gross forborne exposure broken down by credit quality

		31 12 2024

Source/Categories	Non performing forborne exposures	Performing forborne exposures
A. Goss esposure, opening balance	1,200,992	1,213,969
- of which: transferred but not derecognised	-	-
B. Increases	516,349	536,382
B.1 Transfers from performing loans	205,446	356,262
B.2 Transfers from performing forborne esposures	168,905	X
B.3 Transfers from Non-performing forborne esposures	X	126,937
B.4 Transfers from Non-performing loans	61,155	2,101
B.5 Other increases	80,843	51,082
C. Decreases	477,901	668,363
C.1 Transfers to performing loans	X	249,350
C.2 Transfers to performing forborne exposures	127,409	X
C.3 Transfers to non-performing forborne exposures	X	169,001
C.4 Write-offs	9,236	32
C.5 Collections	217,920	233,366
C.6 Amounts realised upon disposal of positions	27,656	-
C.7 Losses from disposal	-	-
C.8 Other decreases	95,680	16,614
D. Gross exposure, closing balance	1,239,440	1,081,988
- of which: transferred but not derecognised	-	-

BANCA MONTE DEI PASCHI DI SIENA

A.1.8 Prudential consolidation – Non-performing balance-sheet credit exposure to banks: changes in overall value adjustments

31 12 2024

	Bad loans		Unlikely to pay		Non-performing Past due
		of which		of which		of which
Source/Categories	Total	forborne	Total	forborne	Total	forborne
A. Opening balance of overall adjustments	-	-	620	-	-	-
- of which: transferred but not derecognised	-	-	-	-	-	-
B. Increases	-	-	6,005	-	-	-
B.1 Net impairment of purchased or originated impaired financial assets	-	X	-	X	-	X
B.2 Other value adjustments	-	-	5,979	-	-	-
B.3 Loss from disposal	-	-	-	-	-	-
B.4 Transfers from other categories of non-performing exposures	-	-	-	-	-	-
B.5 Modification gains/losses	-	-	-	-	-	-
B.6 Other increases	-	-	26	-	-	-
C. Decreases	-	-	-	-	-	-
C.1 Write-backs from valuation	-	-	-	-	-	-
C.2 Write-backs from collection	-	-	-	-	-	-
C.3 Profit from disposal	-	-	-	-	-	-
C.4 Write-offs	-	-	-	-	-	-
C.5 Transfers to other categories of non performing exposure	-	-	-	-	-	-
C.6 Modification gains/losses	-	-	-	-	-	-
C.7 Other decreases	-	-	-	-	-	-
D. Closing balance of overall adjustments	-	-	6,625	-	-	-
- of which: transferred but not derecognised	-	-	-	-	-	-

At the reporting date, there are no impaired financial assets purchased during the financial year through either business combination transactions or other types of acquisitions.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

A.1.9 Prudential consolidation – Non-performing balance-sheet credit exposure to customers: changes in overall value adjustments

						31 12 2024

	Bad loans		Unlikely to pay		Non-performing Past due
Source/Categories	Total	of which forborne	Total	of which forborne	Total	of which forborne
A. Opening balance of overall adjustments	960,293	156,177	741,296	325,398	28,445	2,562
- of which: transferred but not derecognised	-	-	-	-	-	-
B. Increases	340,290	74,266	504,369	160,523	23,824	1,252
B.1 Net impairment of purchased or originated impaired financial assets	477	X	8	X	-	X
B.2 Other value adjustments	181,164	41,071	447,807	131,459	21,432	989
B.3 Loss from disposal	-	-	204	-	-	-
B.4 Transfers from other categories of non-performing exposures	149,798	25,031	14,053	1,376	55	7
B.5 Modification gains/losses	-	X	31	X	-	X
B.6 Other increases	8,851	8,164	42,266	27,688	2,337	256
C. Decreases	422,346	70,552	375,927	144,141	26,295	2,641
C.1 Write-backs from valuation	47,248	8,638	67,298	42,444	3,144	25
C.2 Write-backs from collection	43,652	13,053	93,041	46.150	4,381	809
C.3 Profit from disposal	-	-	751	-	-	-
C.4 Write-offs	48,470	4,911	40,445	4,324	188	-
C.5 Transfers to other categories of non-performing exposure	417	33	146,266	24,835	17,223	1,546
C.6 Modification gains/losses	-	X	1,114	X	1	X
C.7 Other decreases	282,559	43,917	27,012	26,388	1,358	261
D. Closing balance of overall adjustments	878,237	159,891	869,738	341,780	25,974	1,173
- of which: transferred but not derecognised	-	-	-	-	-	-

The line “Other decreases in non-performing assets”, amounting to EUR 310.9 mln, refers mainly to the closing of provisions referring to the non-performing exposures sold in 2024, of which EUR 250.5 mln relates to positions classified as non-performing and EUR 13.7 mln to positions classified as unlikely to pay.

At the reporting date, there are no impaired financial assets that were purchased during the financial year through business combination transactions.

BANCA MONTE DEI PASCHI DI SIENA

Exposure to sovereign debt risk

Below are the net sovereign credit risk exposures in government bonds, loans and credit derivatives held by the Group as at 31 December 2024.

							(Eur/mln)

	Debt securities
					Financial	Loans	Credit
			Financial assets measured		assets	Financial	derivatives
	Financial assets measured		at fair value through other		measured at	assets	Financial
	at fair value through profit or loss		comprehensive income		amortised cost	measured at	assets held
		Fair value=book		Fair value=book		amortised cost	for trading
Country	Nominal	value	Nominal	value	Book value	Book value	Nominal
Argentine	0.5	-	-	-	-	-	-
Belgium	-	-	8.0	3.3	-	-	-
France	-	-	45.0	42.7	11.1	-	-
Italy	1,840.3	1,572.9	1,519.0	1,451.9	8,407.0	1,528.1	1,475.9
Mexico	0.1	-	15.0	11.8	-	-	-
Perù	-	-	2.0	1.6	-	-	-
Portugal	0.3	0.2	19.6	11.7	2.9	-	-
Romania	-	-	30.0	25.6	-	-	-
Spain	-	-	-	-	666.5	-	-
United States	-	-	48.1	36.0	-	-	-
Sud Africa	-	-	5.0	5.1	-	-	-
Other Countries	-	0.1	-	-	-	-	-
Total 31 12 2024	1,841.2	1,573.2	1,691.7	1,589.7	9,087.5	1,528.1	1,475.9
Total 31 12 2023	1,636.4	1,339.6	1,891.3	1,737.7	8,719.0	1,706.0	2,325.6

Details on the Group’s exposure is presented taking into consideration that, according to instructions from the European Securities and Markets Authority (ESMA), “sovereign debt” is defined as bonds issued by central and local Governments and by government Entities, as well as loans disbursed to aforementioned entities.

These financial instruments were measured according to the standards applicable to the category to which they belong.

As at 31 December 2024, the residual duration of the exposure to the most significant component of sovereign debt (Italian debt securities) was 6.73 years. The overall exposure to loans and debt securities amounted to EUR 13,778.5 mln, almost entirely in Italian debt, and is concentrated in the portfolio of financial assets measured at amortised cost. Exposures to Italy are almost entirely classified in level 1 of the fair value hierarchy, less EUR 411.3 mln classified in level 2 and mainly attributable to government securities.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Following are the details of reserves on securities measured at fair value through other comprehensive income and of Italian credit derivatives (in EUR/mln):

Securities measured at fari value through other comprehensive income: Italy	31 12 2024	31 12 2023
Book value	1,451.9	1,624.6
O.C.I reserve (after tax)	(19.2)	(39.8)
of which: hedging effect (after tax)	0.1	(20.1)

Credit derivatives - Italy	31 12 2024	31 12 2023
Purchase of protection
Nominal	(79.8)	(79.5)
Positive fair value	-	-
Negative fair value	(4.7)	(5.5)
Sale of protection	-	-
Nominal	1,555.7	2,405.1
Positive fair value	-	-
Negative fair value	(45.0)	(85.9)

BANCA MONTE DEI PASCHI DI SIENA

A.2 Classification of exposures by external and internal ratings

A.2.1 Prudential consolidation – Breakdown of financial assets, commitments to disburse funds and financial guarantees issued by external rating class (gross values)

								31 12 2024

	External class rating
Exposures	class 1	class 2	class 3	class 4	class 5	class 6	No rating	Total
A. Financial assets measured at amortised cost	698,669	1,076,959	9,204,212	1,212,261	106,194	28	80,411,025	92,709,348
- Stage 1	698,669	1,076,959	9,154,814	341,843	34,307	-	66,558,417	77,865,009
- Stage 2	-	-	49,398	870,418	71,887	28	10,270,284	11,262,015
- Stage 3	-	-	-	-	-	-	3,579,404	3,579,404
- Purchased or originated impaired financial assets	-	-	-	-	-	-	2,920	2,920
B. Financial assets measured at fair value through other comprehensive income	379,648	11,736	1,717,484	54,737	-	2,674	3	2,166,282
- Stage 1	379,648	11,736	1,717,484	54,737	-	-	3	2,163,608
- Stage 2	-	-	-	-	-	2,674	-	2,674
- Stage 3	-	-	-	-	-	-	-	-
- Purchased or originated impaired financial assets	-	-	-	-	-	-	-	-
C. Financial assets held for sale	15	1,440	7,122	32,545	21,228	44,060	205,401	311,811
- Stage 1	15	1,440	7,122	31,694	13,680	-	159,718	213,669
- Stage 2	-	-	-	227	3,019	339	9,841	13,426
- Stage 3	-	-	-	624	4,529	43,721	35,842	84,716
- Purchased or originated impaired financial assets	-	-	-	-	-	-	-	-
Total (A+B+C)	1,078,332	1,090,135	10,928,818	1,299,543	127,422	46,762	80,616,429	95,187,441
D. Commitments to disburse funds and financial guarantees given	130,429	643,006	1,300,120	1,245,460	78,484	12,713	37,624,182	41,034,394
- Stage 1	130,429	525,258	1,298,551	1,245,460	73,407	10,388	35,839,917	39,123,410
- Stage 2	-	117,748	1,569	-	5,077	2,325	1,152,795	1,279,514
- Stage 3	-	-	-	-	-	-	622,528	622,528
- Purchased or originated impaired financial assets	-	-	-	-	-	-	8,942	8,942
Total (A+B+C+D)	1,208,761	1,733,141	12,228,938	2,545,003	205,906	59,475	118,240,611	136,221,835

class 1=AAA/AA-  class 2=A+/A-  class 3=BBB+/BBB-  class 4=BB+/BB-  class 5=B+/B-  class 6=lower than B-

The external rating categories used to complete the table are from Standard & Poor’s. On-balance-sheet exposures taken into account are those in Table A.1.2 “Breakdown of financial assets by portfolio and credit quality” above, while off-balance-sheet exposures are those in Tables A.1.4 (exposures to banks) and A.1.5 (exposures to customers). If multiple external ratings are assigned, the rating is selected based on Bank of Italy’s criteria (when two ratings are available, the lower of the two is used, and when three or more ratings are assigned, the second highest rating is selected). To ensure relevance of information, internal cross-reference tables were used to convert classification by various rating agencies into classification by Standard & Poor’s.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

A.2.2 Prudential consolidation – Breakdown of financial assets, commitments to disburse funds and financial guarantees issued per internal rating class (gross values)

									31 12 2024

	Internal class rating
Exposures	High quality	Average quality	Fair quality	Mediocre quality	Poor quality	Default	Group administrative default	No rating	Total
A. Financial assets measured at amortised cost	10,127,144	21,740,274	20,451,104	9,308,583	515,663	3,581,200	-	26,985,380	92,709,348
- Stage 1	9,870,156	21,145,008	17,428,036	3,976,122	799	-	-	25,444,888	77,865,009
- Stage 2	256,988	595,266	3,022,218	5,332,461	514,864	-	-	1,540,218	11,262,015
- Stage 3	-	-	-	-	-	3,579,130	-	274	3,579,404
- Purchased or originated impaired financial assets	-	-	850	-	-	2,070	-	-	2,920
B. Financial assets measured at fair value through other comprehensive income	912	7,079	-	-	-	-	-	2,158,292	2,166,283
- Stage 1	912	7,079	-	-	-	-	-	2,155,618	2,163,609
- Stage 2	-	-	-	-	-	-	-	2,674	2,674
- Stage 3	-	-	-	-	-	-	-	-	-
- Purchased or originated impaired financial assets	-	-	-	-	-	-	-	-	-
C. Financial assets held for sale	-	-	-	-	-	-	-	311,811	311,811
- Stage 1	-	-	-	-	-	-	-	213,669	213,669
- Stage 2	-	-	-	-	-	-	-	13,426	13,426
- Stage 3	-	-	-	-	-	-	-	84,716	84,716

- Purchased or originated impaired financial assets	-	-	-	-	-	-	-	-	-
Total (A+B+C)	10,128,056	21,747,353	20,451,104	9,308,583	515,663	3,581,200	-	29,455,483	95,187,442
D. Commitments to disburse funds and financial guarantees given	6,328,834	8,452,461	8,463,522	2,006,732	45,232	631,225	-	15,106,388	41,034,394
- Stage 1	6,104,283	8,282,198	7,991,896	1,622,468	25,551	-	-	15,097,014	39,123,410
- Stage 2	224,551	170,263	471,381	384,264	19,681	-	-	9,374	1,279,514
- Stage 3	-	-	-	-	-	622,528	-	-	622,528
- Purchased or originated impaired financial assets	-	-	245	-	-	8,697	-	-	8,942
Total (A+B+C+D)	16,456,890	30,199,814	28,914,626	11,315,315	560,895	4,212,425	-	44,561,871	136,221,836

High Quality customers (Master Scale categories AAA and A1) Good Quality customers (Master Scale categories A2, A3 and B1) Fair Quality customers (Master Scale categories B2, B3, C1 and C2) Mediocre Quality customers (Master Scale categories C3, D1, D2 and D3) Poor Quality customers (Master Scale categories E1, E2 and E3)

BANCA MONTE DEI PASCHI DI SIENA

The table provides a breakdown of customers of the MPS Group by risk categories assigned on the basis of ratings arising from internal models. For this purpose, account is given only of exposures (borrowers) for which an internal rating is periodically recorded for models/legal entities/portfolios which have been subject to a validation process with the Supervisory Authority without any cross-reference from official ratings to internal ratings, especially with regard to the following customer segments: “Banks,” “Non-banking financial institutions,” and “Governments and Public Administration”. Thus, based on this provision, exposures related to the latter segments, even if covered by official ratings, were reported as “unrated” in the internal rating models.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

A.3 Breakdown of secured credit exposures by type of collateral

A.3.1 Prudential consolidation – Balance sheet and off-balance sheet secured credit exposure to banks

31 12 2024

							Personnel guarantees
							Credit derivatives					Unsecured signature loans
			Collaterals					Other derivatives
	Gross exposures	Net exposures	Real estate mortgages	Real estate leasing	Securities	Other collaterals	CLN	Central counterparties	Banks	Other financial entities	Other entities	Public Entities	Banks	Other financial entities	Other entities	Total collaterals and personnel guarantees
1. Secured balance-sheet exposures	859,081	859,076	802	-	850,465	-	-	-	-	-	-	-	-	-	24	851,291
1.1 totally secured	857,245	857,240	802	-	850,465	-	-	-	-	-	-	-	-	-	-	851,267
- of which non-performing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.2 Partially secured	1,836	1,836	-	-	-	-	-	-	-	-	-	-	-	-	24	24
- of which non-performing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1. Secured off-balance sheet exposures	225,867	225,867	-	-	9,659	196,314	-	-	-	-	-	-	-	-	-	205,973
1.1 totally secured	9,659	9,659	-	-	9,659	-	-	-	-	-	-	-	-	-	-	9,659
- of which non-performing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.2 Partially secured	216,208	216,208	-	-	-	196,314	-	-	-	-	-	-	-	-	-	196,314
- of which non-performing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

In addition to balance-sheet exposures, the table shows the amount of off-balance-sheet exposures to banks (including de-rivative contracts with banks) which are fully or partially secured. As regards personal guarantees, the economic segments to which guarantors and sellers of protection belong (in the case of unsecured loans and credit derivatives, respectively) are identified making reference to the classification criteria provided for in the brochure “classification of customers by segments and groups of economic activity” published by the Bank of Italy.

Exposures are classified as either “totally secured” or “partially secured” by comparing the gross exposure with the amount of the guarantee established in the contract; for that purpose, any supplemental guarantees are also considered.

The fair value of collaterals estimated as at the reporting date is shown in the columns “Collaterals” and “Personal guarantees” or, if such information is not available, the contractual value is reported. Please note that both values may not be higher than the book value of secured exposures, in line with the Bank of Italy Circular 262.

BANCA MONTE DEI PASCHI DI SIENA

A.3.2 Prudential consolidation – Balance sheet and off-balance sheet secured credit exposure to customers

31 12 2024

							Personnel guarantees
							Credit derivatives					Unsecured signature loans
			Collaterals					Other derivatives
	Gross exposures	Net exposures	Real estate mortgages	Real estate leasing	Securities	Other collaterals	CLN	Central counterparties	Banks	Other financial entities	Other entities	Public Entities	Banks	Other financial entities	Other entities	Total collaterals and personnel guarantees
1. Secured balance-sheet exposures	63,061,269	61,383,051	36,491,097	1,665,374	7,449,793	1,123,877	-	-	-	-	-	7,529,601	1,980	583,165	4,738,498	59,583,385
1.1 totally secured	57,010,003	55,492,835	36,486,586	1,665,374	7,312,369	1,063,892	-	-	-	-	-	3,773,134	1,537	529,276	4,425,990	55,258,158
- of which non-performing	2,610,675	1,435,525	931,606	85,737	5,159	16,567	-	-	-	-	-	277,090	-	16,521	95,091	1,427,771
1.2 Partially secured	6,051,266	5,890,216	4,511	-	137,424	59,985	-	-	-	-	-	3,756,467	443	53,889	312,508	4,325,227
- of which non-performing	419,486	282,250	448	-	2,093	432	-	-	-	-	-	214,143	-	3,189	14,765	235,070
1. Secured off-balance sheet exposures	17,660,285	17,630,387	340,524	21,006	10,273,682	747,689	-	-	-	-	-	764,236	2,926	497,890	4,248,964	16,896,917
1.1 totally secured	15,627,174	15,601,679	337,859	21,002	10,243,864	162,130	-	-	-	-	-	466,401	2,926	454,639	3,844,427	15,533,248
- of which non-performing	85,639	75,372	5,086	1,362	2,130	1,300	-	-	-	-	-	5,339	-	1,431	58,595	75,243
1.2 Partially secured	2,033,111	2,028,708	2,665	4	29,818	585,559	-	-	-	-	-	297,835	-	43,251	404,537	1,363,669
- of which non-performing	24,907	21,949	-	-	219	561	-	-	-	-	-	3,160	-	262	14,239	18,441

In addition to balance-sheet exposures to customers, the table shows the amount of off-balance-sheet exposures, including derivative contracts with customers, which are fully or partially secured. As regards personal guarantees, the economic segments to which guarantors and sellers of protection belong (in the case of unsecured loans and credit derivatives, respectively) are identified making reference to the classification criteria provided for in the brochure “classification of customers by segments and groups of economic activity” published by the Bank of Italy. Exposures are classified as either “totally secured” or “partially secured” by comparing the gross exposure with the amount of the guarantee established in the contract; for that purpose, any supplemental guarantees are also considered.

The fair value of collaterals estimated as at the reporting date is shown in the columns “Collaterals” and “Personal guarantees” or, if such information is not available, the contractual value is reported. Please note that both values may not be higher than the book value of secured exposures, in line with the Bank of Italy Circular 262.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

A.4 Prudential consolidation – Financial and non-financial assets obtained through enforcement of guarantees received

				Book value
	Derecognised credit exposure	Gross Value	Impairment (losses)		of which: obtained during the year
A. Tangible assets	48,647	53,749	25,905	27,844	3,882
A.1. Used in the business	-	-	-	-	-
A.2. Held for investments	48,647	53,749	25,905	27,844	3,882
A.3. Inventories	-	-	-	-	-
B. Equity instruments and Debt securities	24,214	24,214	(3,001)	27,215	-
C. Other assets	-	-	-	-	-
D. Non current assets and group of assets held for sale	758	637	410	227	-
D.1. Property, plant and equipment	758	637	410	227	-
D.2. Other assets	-	-	-	-	-
Total 31 12 2024	73,619	78,600	23,314	55,286	3,882
Total 31 12 2023	96,743	74,967	21,968	52,999	-

The “Financial and non-financial assets obtained through enforcement of guarantees received” shown in the table above include assets:

-	resulting from non-redemption of assets in leasing and termination of non-performing finance lease agreements;

-	resulting from datio in solutum.

As at 31 December 2024, the Group held financial instruments with a book value of EUR 24.2 mln (EUR 27.1 mln as at 31 December 2023), classified in the accounting portfolio of “Financial assets mandatorily measured at fair value”, which represent financial assets not previously granted by the debtor as collateral for pre-existing loans granted, but acquired as part of bilateral agreements with the latter, as a result of which the Group arranged for the derecognition of the related credit exposure.

Line D. Non-current assets and group of assets held for sale include tangible assets acquired at court auctions from the Real Estate Owned Company (REOCO) and reclassified by the latter under assets held for sale in accordance with IFRS 5.

BANCA MONTE DEI PASCHI DI SIENA

B. Breakdown and concentration of credit exposures

B.1 Prudential consolidation - Breakdown of balance sheet and off-balance sheet credit exposures to customers by business segment

31 12 2024

	Public entities		Fianncial companies		Financial companies: of which insurance companies		Non-financial companies		Families
Exposures/Counterparties	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)
A. Balance sheet exposure
A.1 Bad loans	176	813	3,444	938	-	-	333,322	695,262	108,355	181,224
- of which: forborne	-	-	186	168	-	-	61,768	114,976	24,573	44,747
A.2 Unlikely to pay	1,636	2,078	1,531	1,546	-	-	819,197	613,526	549,471	252,587
- of which: forborne	13	10	705	896	-	-	301,597	198,276	344,123	142,598
A.3 Past-due nonperforming	7,631	6,048	145	106	-	-	26,437	7,960	38,853	11,860
- of which: forborne	-	-	-	-	-	-	1,650	678	1,980	495
A.4 Performing exposures	15,750,521	7,240	9,637,344	8,989	81,645	-	32,079,565	296,723	33,614,140	161,261
- of which: forborne	18,200	30	40,960	794	-	-	607,947	48,982	346,437	18,638
Total A	15,759,964	16,179	9,642,464	11,579	81,645	-	33,258,521	1,613,471	34,310,819	606,932
B. Off-balance-sheet exposures
B.1 Non performing exposures	-	-	996	204	-	-	483,857	115,537	16,538	583
B.2 Performing exposures	3,578,588	20	12,581,581	193	243,571	-	25,032,383	38,380	1,785,099	2,556
Totale B	3,578,588	20	12,582,577	397	243,571	-	25,516,240	153,917	1,801,637	3,139
Total (A+B) 31 12 2024	19,338,552	16,199	22,225,041	11,976	325,216	-	58,774,761	1,767,388	36,112,456	610,071
Total (A+B) 31 12 2023	19,807,728	19,238	20,119,112	29,055	125,013	-	58,987,364	1,684,810	36,276,060	647,678

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

B.2 Prudential consolidation - Breakdown of on- and off-balance-sheet exposures to customers by geographic area

	ITALY		OTHER EUROPEAN COUTRIES		AMERICA		ASIA		REST OF THE WORLD
Exposures/Gerographic Areas	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)
A. Balance sheet exposure
A.1 Bad loans	428,703	813,204	16,380	63,118	154	1,676	58	213	1	26
A.2 Unlikely to pay	1,365,753	861,059	5,424	7,749	391	326	267	590	-	14
A.3 Past-due nonperforming	63,401	24,862	8,808	841	174	10	643	251	40	9
A.4 Performing exposures	88,028,367	471,793	1,239,558	1,358	524,206	493	113,652	111	1,175,787	458
Total A	89,886,224	2,170,918	1,270,170	73,066	524,925	2,505	114,620	1,165	1,175,828	507
B. Off-balance-sheet exposures
B.1 Non performing exposures	500,652	116,324	2	-	2	-	734	-	-	-
B.2 Performing exposures "	40,776,040	41,082	1,770,417	65	320,148	2	49,696	-	61,350	-
Total B	41,276,692	157,406	1,770,419	65	320,150	2	50,430	-	61,350	-
Total (A+B) 31 12 2024	131,162,916	2,328,324	3,040,589	73,131	845,075	2,507	165,050	1,165	1,237,178	507
Total (A+B) 31 12 2023	130,329,306	2,302,828	3,931,640	74,206	575,961	2,316	155,905	1,212	197,454	217

BANCA MONTE DEI PASCHI DI SIENA

B.3 Banking Group - Breakdown of on- and off-balance-sheet exposures to banks by geographic area (book values)

	ITALY		OTHER EUROPEAN COUTRIES		AMERICA		ASIA		REST OF THE WORLD
Exposures/Gerographic Areas	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)
A. Balance sheet exposure
A.1 Bad loans	-	-	-	-	-	-	-	-	-	-
A.2 Unlikely to pay	-	-	420	748	7,732	5,877	-	-	-	-
A.3 Past-due nonperforming	-	-	-	-	-	-	-	-	-	-
A.4 Performing exposures	14,614,816	140	2,139,517	243	48,374	4	158,657	450	97,013	11
Total A	14,614,816	140	2,139,937	991	56,106	5,881	158,657	450	97,013	11
B. Off-balance-sheet exposures
B.1 Non performing exposures	-	-	-	-	13,510	-	-	-	-	-
B.2 Performing exposures	554,942	32	928,235	79	199,464	2	619,577	37	205,280	104
Total B	554,942	32	928,235	79	212,974	2	619,577	37	205,280	104
Total (A+B) 31 12 2024	15,169,758	172	3,068,172	1,070	269,080	5,883	778,234	487	302,293	115
Total (A+B) 31 12 2023	16,865,708	413	2,836,997	1,171	289,080	60	594,346	264	281,006	108

B.4 Large exposures

Item/Amount	31 12 2024	31 12 2023
a) Book value	108,084,090	85,843,375
b) Weighted value	2,903,086	1,975,437
c) Number	7	7

Regulations provide for positions to be defined as “large exposures” by making reference to credit-risk unweighted expo-sures.

An exposure is deemed as a “large exposure” when its amount is equal to or greater than 10% of own funds.

The increase over the year for the “Book value” is mainly due to the positive change in transactions with eligible central counterparties, which are exempt from the calculation of the weighted value, as provided for in CRR, art. 400 (1) letter j). The increase in the “Weighted Value” referred to 2024, compared to 2023, is substantially attributable to the increase in guaranteed factoring operations (acquisition of bank guarantees from leading banks).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

C. Securitisation transactions

Qualitative Information

Structures, processes and goals

Law 130/99 “Provisions on the securitisation of receivables” (as amended) introduced in the Italian legal system the possibility of carrying out, through specifically established Italian companies, so-called SPV – Special Purpose Vehicle, securi-tisation transactions that allow to “transform” illiquid financial assets, capable of generating cash flows, such as loans, in tradable assets, i.e. in bonds called Asset Backed Securities (ABS).

Regulation (EU) 2017/2402 of the European Parliament and of the Council of 12 December 2017 as amended, has established a general framework for securitisation and a specific framework for simple, transparent and standardised securitisations.

The structure of a securitisation envisages the sale of the assets, recorded in the financial statements of a party (called Originator), to the Special Purpose Vehicle, which, to finance the purchase, issues bonds then placed on the market, paying the amount collected back to the transferor. The return and repayment of the securities issued are dependent on the cash flows generated by the assets sold.

With reference to securitisation transactions, the Montepaschi Group operates both as originator of own securitisations, and as investor, by underwriting third-party securitisation securities and as servicer of its own and third-party transactions. To date, the Group has not promoted any securitisation activities as a sponsor.

In the context of own securitisations, a distinction can be made between:

•	securitisation transactions placed entirely or in part on the market and originated with the aim of achieving economic benefits regarding the optimisation of the loan portfolio, the diversification of funding sources, the reduction of their cost and the matching of natural maturities for assets with those for liabilities (strictly speaking securitisations). In this context, the Group currently has two securitisation transactions with derecognition that substantially transfer all the risk and return of the portfolio transferred;

•	securitisation transactions in which the originator subscribes at the time of issue, or later, the set of liabilities issued that are aimed at diversifying and strengthening the available funding instruments, through the transformation of the transferred loans into securities that can be refinanced (self-securitisations). These transactions are part of the more general policy of strengthening the Group’s liquidity position and are not included in the disclosure of this section but in the “Liquidity risk” section.

The execution of securitisation transactions, keeping with the organisational model established at Group level for the governance and management of risks, is governed by specific internal regulations.

The Parent Company’s Structural Liquidity function establishes general practices and coordinates activities in relation to securitisation transactions. The management of the portfolio underlying these transactions is instead overseen by the Guarantees Management function.

In particular, for performing loan securitisations, the Guarantee Management function, within the Credit Portfolio Govern-ance structure, is responsible for managing aspects and obligations associated with servicing activities and for monitoring the performance of existing transactions through monthly and quarterly reports on collections of residual principal, posi-tions in arrears and disputed positions arising from securitisation transactions. This same function prepares the summary statements containing the data of the portfolio sold and, as part of critical situation management, it reports cases that may pose potential risks for note-holders to the relevant functions in the organisation.

For securitisations of non-performing loans, the servicing and debt collection performance control services are handled by market operators outside the Group.

BANCA MONTE DEI PASCHI DI SIENA

Synthetic securitisation transactions

The main objective of a synthetic securitisation is to free up regulatory and economic capital by reducing the credit risk of the portfolio underlying the transaction (Significant Risk Transfer-SRT). In general, it is envisaged, through the stipulation of guarantee contracts, the purchase of protection of the credit risk underlying a loan portfolio, of which the Originator retains full ownership.

Synthetic securitisations are therefore aimed at transferring the credit risk from the Originator to an external counter-party. This transfer does not entail the derecognition of assets and, therefore, assets remain in the originator’s financial statements. The reference legislation for such transactions is EU Regulation 575/2013 (Capital Requirements Regulation, ‘CRR’); it establishes, in art. 245, the conditions under which the Significant Risk Transfer (SRT) criterion is met, i.e. the sig-nificant transfer of risk to third parties, for prudential purposes, through real or personal credit protection. In particular, the Significant Risk Transfer must be constantly monitored during the life of the transaction, in order to verify that the criteria envisaged by the regulations are respected.

Also in accordance with regulatory requirements (art. 405 CRR), the originator must retain a portion of the net economic interest equal to at least 5% of the nominal value of the securitised portfolio. This means – within the transaction structure chosen by the Group – that at least 5% of each securitised loan is considered unsecured.

The transaction is structured with a tranching (normally Junior-J, Mezzanine-M and Senior-S tranches) that is a function of the riskiness of the portfolio.

As at the reporting date of this Annual Report, there were two synthetic securitisation transactions implemented in July 2021, named “Siena 2021 - RegCap-1” and “Siena 2021 - RegCap-Specialized Lending”.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

The following table illustrates the main features of these operations.

Securitisation name	Securitistion Siena2021-RegCap-1	Securitisation Siena 2021-Specialised Lending
1. Transaction characteristcs
Type of operation	Synthetic securitisation	Synthetic securitisation
Originator/Servicer/Arranger/ Calculation agent "	Banca Monte dei Paschi di Siena S.p.a.	MPS Capital Services Banca per le Imprese S.p.A.
Purpose of the operation	Credit risk hedging	Credit risk hedging
Guarantee Provider	Private Investor	Private Investor
Type of securitised assets	Loans to Corporate and SMEs	Loans to Corporate
Quality of securitised assets	performing	performing
Closing date	23/07/21	23/07/21
Portfolio nominal value	755,386,943.72	817,087,257.14
Retention rate (%)	5% of securitised loans	5% of securitised loans
Guarantees received	Guarantee in the form of pledge on a term deposit	Guarantee in the form of pledge on a term deposit
Legal expiring date	31/12/2040	31/12/2036
Early termination clauses	Regulatory Event, Time Call, Clean-up Call, Tax Event	Regulatory Event, Time Call, Clean-up Call, Tax Event
Rating Agency	N.a.	N.a.

2. Tranching value and conditions	Senior	Mezzanine	Junior	Senior	Mezzanine	Junior
- Guaranteed portfolio at the closing date	650,161,596.53	51,310,000.00	16,146,000.00	577,618,564.75	37,819,037.11	72,201,071.68
- % of the portfolio guaranteed	90.60%	7.15%	2.25%	84.00%	5.50%	10.50%
- Total guaranteed	-	48,878,417.13	-	-	16,818,974.54	32,021,653.22
- Not guaranteed portfolio at the reporting date	226,747,830.36	-	-	256,879,938.55
Breakdown of the securitised asset by geographical area
- North Italy	28.64%			59.39%
- Center	41.68%			30.92%
- South and Islands	29.68%			9.69%
Total	100.00%	0.00%	0.00%	100.00%	0.00%	0.00%
Major clients of securitised portfolio
- Corporate	13.81%			33.71%
- SME	86.19%
- OTHER				66.29%
Total	100.00%	0.00%	0.00%	100.00%	0.00%	0.00%

BANCA MONTE DEI PASCHI DI SIENA

For the duration of each transaction, the SRT is constantly monitored in order to verify that the CRR criteria regarding the effective transfer of credit risk are met. For the purposes of calculating capital requirements, as at 31 December 2024, the Group recognises significant risk transfer on both transactions.

The aforementioned transactions are monitored by the relevant functions; if critical issues or significant changes with respect to the forecasts are identified, information is provided to Top Management. In this regard, it should be noted that early termination clauses have been formalised in the contracts, such as “time call”, “clean up call” and others that may be applied in the event of significant changes in regulatory and/or legislative provisions.

Lastly, as regards the accounting treatment, it should be noted that the aforementioned transactions were classified as financial guarantees; please refer to paragraph “Other significant accounting treatments - Purchase of protection from credit risk through financial guarantee contracts” of Part A of these Notes to the Consolidated Financial Statements. It should also be noted that the premium paid by the Group to the Investor for credit risk protection is recognised in the Income Statement under fee and commission expense. The enforcement of the financial guarantee received by the Investor upon the occurrence of contractually agreed conditions (known as credit event) relating to the securitised loans contributes to the overall determination of the Income Statement item “Net impairment (losses)/reversals for credit risk”.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Quantitative Information

C.1 Banking Group - Exposures arising from major own securitisation transactions broken down by type of securitised assets and type of exposure

	Balance- sheet exposure						Guarantee issued						Lines of credit
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior
Quality of underlying assets/esposures	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Net exposure	Impairment (loss)/ reversals	Net exposure	Impairment (loss)/ reversals	Net exposure	Impairment (loss)/ reversals	Net exposure	Impairment (loss)/ reversals	Net exposure	Impairment (loss)/ reversals	Net exposure	Impairment (loss)/ reversals
A. Fully derecognised	818,735	(615)	27,920	(8,949)	585	(3,445)	-	-	-	-	-	-	-	-	-	-	-	-
Non performing loans	818,735	(615)	27,920	(8,949)	585	(3,453)	-	-	-	-	-	-	-	-	-	-	-	-
Mortgages loans	-	-	-	-	-	(40)	-	-	-	-	-	-	-	-	-	-	-	-
Shipping loans	-	-	-	-	-	48	-	-	-	-	-	-	-	-	-	-	-	-
B. Partially derecognised	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C. Not derecognised	483,628	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
SME and Corporate Mortgages (synthetic securitisation)	483,628	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	1,302,363	(615)	27,920	(8,949)	585	(3,445)	-	-	-	-	-	-	-	-	-	-	-	-
Of vhich: non-performing	818,735	(615)	27,920	(8,949)	585	(3,445)	-	-	-	-	-	-	-	-	-	-	-	-
Of vhich: others	483,628	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

In relation to securitisation transactions with own underlying assets, the table indicates balance sheet exposures, unsecured exposures, and other forms of credit enhancement.

The table above shows, for synthetic securitisations, the amount of risk retained in transactions not derecognised from the Financial Statements.

BANCA MONTE DEI PASCHI DI SIENA

C.2 Prudential consolidation - Exposures arising from major ‘third-party’ securitisation transactions broken down by type of securitised asset and type of exposure

31 12 2024

	Balance- sheet exposure						Guarantee issued						Lines of credit
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior
Quality of underlying assets/esposures	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Net exposure	Impairment (loss)/ reversals	Net exposure	Impairment (loss)/ reversals	Net exposure	Impairment (loss)/ reversals	Net exposure	Impairment (loss)/ reversals	Net exposure	Impairment (loss)/ reversals	Net exposure	Impairment (loss)/ reversals
Non-performing loans	4,702	(6,075)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Shipping loans	-	-	-	-	-	35	-	-	-	-	-	-	-	-	-	-	-	-
Commiercial mortgages	10,090	727	10,952	2,949	-	-	-	-	-	-	-	-	-	-	-	-	-	-
First mortgages real estate loans	-	-	-	-	-	(35)	-	-	-	-	-	-	-	-	-	-	-	-
Total	14,792	(5,348)	10,952	2,949	-	-	-	-	-	-	-	-	-	-	-	-	-	-

The table provides the exposures taken by the Group for each third-party securitisation transaction as well as reporting the contractual type of assets sold. The column “Write-downs/write-backs” indicates the amount of any write-downs or write-backs during the year as well as depreciations and revaluations posted to the income statement or directly to equity reserves, in the case of securities in the portfolio “Financial assets measured at fair value through other comprehensive income”.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

C.3 Prudential consolidation - Stakes in securitisation special purpose vehicles

31 12 2024

			Assets			Liabilities
Consolidation	Sede legale	Consolidation	Credit	Debt securities	Other	Senior	Mezzanine	Junior
Belvedere SPV	Via Vittorio Betteloni 2, Milano	NO	241,838		138,120	214,958	70,000	95,000
Deco 2019 - Vivaldi S.r.l.	Via Vittorio Betteloni 2, Milano	NO	200,000		-	110,852	73,599	15,549
Pietra Nera Uno S.r.l.	Via V.Alfieri, 1 Conegliano (TV)	NO	194,408		-	101,101	83,577	9,730
Siena Npl 2018 S.r.l.	Via Piemonte, 38 Roma	NO	2,159,166		120,038	812,988	901,215	565,000
Total			2,795,412	-	258,158	1,239,899	1,128,391	685,279

Liabilities of third-party securitisation transactions do not have the remaining items different from the financial instruments issued, including cumulative profit (loss) for the year.

C.4 Prudential consolidation - Non-consolidated securitisation special purpose vehicles

The table represents the Group’s interests in unconsolidated securitisation vehicles used for transactions in which the Group is an originator or investor; It also shows assets, liabilities and any off-balance sheet exposures, non-cancellable credit lines and financial guarantees (in the column ‘Difference between exposure to loss risk and book value’).

31 12 2024

	Accounting Portfolio Assets					Accounting Portfolio Liabilities
Balance-sheet item/ Type of stuctured entity	Financial assets held for trading	Financial assets mandatorily measured at fair value through profit or loss	Financial assets measured at amortised cost	Financial assets measured at fair value through other comprehensive income	Total Assets (A)	Fiancial liabilities held for trading	Financial liabilities measured at amortised cost	Total Liabilities (B)	Net book value (C=A-B)	Maximum esposure to loss (D)	Difference between exposure to loss and book value (E=D-C)
Own securitisations vehicle (Originator).	-	28,505	818,735	-	847,241	-	-	-	847,241	847,241	-
ABS issuing SPVs (Investor)	24,401	-	-	1,343	25,744	-	-	-	25,744	25,744	-
Total	24,401	28,505	818,735		872,985	-	-	-	872,985	872,985	-

It should be noted that the Group, in the role of investor holds interests in securitisation special purpose vehicles of the Italian banking system of performing and non-performing residential mortgages. The interests held by the Parent Company, as originator, relate to the following SPVs:

Norma SPV: on 1 July 2017, as part of a securitisation of non-performing loans, also originated by banks outside the Group, Banca MPS and its former subsidiary MPS Capital Services completed the sale of a portfolio of non-performing loans issued in the real estate and shipping sectors, consisting of 19 loans for a total of EUR 284.9 mln, of which: (i) 12 loans disbursed by the Parent Company for EUR 24.0 mln in the real estate sector and EUR 145.3 mln in the shipping sector; and (ii) 7 loans disbursed by the former subsidiary MPS Capital Services for EUR 28.8 mln in the real estate sector and EUR 86.8 mln in the shipping sector.

BANCA MONTE DEI PASCHI DI SIENA

To fund the acquisition of this portfolio, on 21 July 2017 the SPV issued Class A1, B, C and D ABS securities (the “securities”) for the real estate sector and Class A1, B, C1, C2 and D ABS securities for the shipping sector. The senior classes of both sectors were placed with institutional investors, while the mezzanine and junior classes were subscribed by each transferring bank in proportion to the transferred loans. In particular, the MPS Group subscribed the following classes:

•	Real Estate: Class B notes for a nominal amount of EUR 31.2 mln; Class C notes for a nominal amount of EUR 4.2 mln; Class D notes for a nominal amount of EUR 15.8 mln.

•	Shipping: Class B notes for a nominal amount of EUR 75.5 mln; Class C1 notes for a nominal amount of EUR 32.7 mln; Class C2 notes for a nominal amount of EUR 10.4 mln; Class D notes for a nominal amount of EUR 105.6 mln.

On 21 October 2024, noteholders including the Parent Company entered into an Unwinding Agreement authorising the unwinding of both segments of the Norma SPV Securitisation following payments on that date of EUR 0.4 mln in respect of real estate and USD 0.1 mln in respect of Shipping. Subsequently, the Termination Letter was signed on 23 October 2024 and the notes were removed on 2 January 2025.

Siena NPL 2018 S.r.l.: in 2017, the Group completed a securitisation transaction on a portfolio of bad loans. The portfolio was sold on 20 December 2017 to the special purpose vehicle Siena NPL 2018 S.r.l., established for this purpose. The SPV financed the purchase of the portfolio through the issue of asset-backed securities with limited recourse of the Senior A1, Senior A2, Mezzanine and Junior class, centralized in dematerialized form at Monte Titoli S.p.A. and initially not listed on any regulated market in Italy and/or abroad.

On 9 January 2018, the transfer of 95% of the Mezzanine notes to Quaestio Capital SGR on behalf of the Italian Recovery Fund (formerly Fondo Atlante II) was completed. In May 2018, at the end of the rating assignment process, the senior notes were restructured into a single class, obtaining an investment grade rating from the 3 ratings agencies involved. The securities issued by the special purpose vehicle following the restructuring are therefore the following:

i.	Senior A notes for EUR 2,918 mln, initial rating A3/BBB+/BBB (Moody’s/Scope Ratings/DBRS). The outstanding amount as at 31 December 2024 was around EUR 813 mln. The rating as at 31 December 2024 is Ba1/BBB+/BB high (Moody’s/ Scope Ratings/DBRS);

ii.	Mezzanine B notes for EUR 848 mln, without rating and sold to the Italian Recovery Fund, for a portion of 95% of the issue. The outstanding amount as at 31 December 2024, also due to the capitalisation of the interest (payment-in-kind), was about EUR 901 mln;

iii.	Junior for EUR 565 mln, without rating and transferred to the Italian Recovery Fund, for a 95% share of the issue.

The transfer of 95% of the Mezzanine and Junior securities resulted in the deconsolidation of the entire securitised port-folio in June 2018. The remaining 5% of the Mezzanine and Junior notes was retained for the purpose of compliance with the “retention rule”.

Lastly, in July 2018, the MEF granted, with a decree, the government guarantee (GACS) on the senior tranche of the securitisation. Obtainment of the GACS completed the entire securitisation process.

C.5 Prudential Consolidation - Servicer activities - own securitisations: collections of securitised loans and redemptions of securities issued by the special purpose securitisation vehicle

As at 31 December 2024, the Group does not carry out servicer activities in its own securitisation transactions in which the assets sold have been derecognised in the Financial Statements pursuant to IFRS 9.

C.6 Prudential consolidation - Consolidated securitisation special purpose vehicles

Own securitisations without derecognition of the underlying assets

As at 31 December 2024, the Group had no consolidated special purpose securitisation vehicles.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

D. Transfers

A. Financial assets sold and not fully derecognised

Qualitative Information

As at 31 December 2024, the Group had no outstanding multi-originator transfers of loan portfolios to mutual funds with allocation of the relevant units to the transferor intermediaries that did not result in the derecognition of the transferred loans in accordance with IFRS 9.

At the same date, the transfer transactions that did not result in the derecognition from the financial statements of the underlying financial assets are represented by:

•	securitisation transactions of credit exposures to customers, for which reference is made to the contents in section 4 “Liquidity risk” of these Notes to the financial statements;

•	repurchase agreement payables on securities owned, mainly classified in the following portfolios: “Financial assets held for trading”, “Financial assets measured at fair value through other comprehensive income”, and “Financial assets measured at amortised cost”.

For repurchase agreements, the non-derecognition of the security, subject to spot transfer, derives from the fact that the Bank substantially retains all the risks and benefits associated with the security, having the obligation to repurchase it forward to a contractually established price. The transferred securities therefore continue to be represented in the accounting portfolios to which they belong; the sale consideration is recognised under ‘Financial liabilities measured at amortised cost: a) due to banks or b) due to customers’, depending on the type of counterparty. In this regard, it should be noted that the following tables do not show repurchase agreement payables carried out on securities not recognised in the financial statements, if their availability is a result of repurchase agreement receivables.

For securitisation transactions, described in the previous paragraph “C. Securitisation transactions” and in section 4 “Liquidity risk”, the non-derecognition is a result of the Group’s subscription of tranches of junior securities or similar exposures, which entail the risk of first losses for the Group and, likewise, the benefit associated with the return on the portfolio of transferred assets. In return for the transfer, the consideration received is recognised as a balancing entry to a liability due to the special purpose vehicle, net of any tranches of securities subscribed or any use of liquidity support in favour of the special purpose vehicle in order to make principal payments. The loan recognised in this way to the special purpose vehicle company will be reduced by the amounts collected by the originator, as “servicer”, and transferred to the same vehicle.

BANCA MONTE DEI PASCHI DI SIENA

Quantitative Information

D.1 Prudential consolidation - Financial assets sold and fully recognised and associated financial liabilities: book values

	Financial assets sold and fully recognised				Associated financial liabilities
			of which:				of which:
		of which: subject	subject to	of which:		of which: subject	subject to
		to securitization	repurchase	non-		to securitization	repurchase
	Book value	transactions	agreement	performing	Book value	transactions	agreement
Fiancial assets held for trading	1,134,044	-	1,134,044	X	1,136,731	-	1,136,731
1. Debt securities	1,134,044	-	1,134,044	X	1,136,731	-	1,136,731
2. Equity instruments	-	-	-	X	-	-	-
3. Loans	-	-	-	X	-	-	-
4. Derivatives	-	-	-	X	-	-	-
Financial assets mandatorily measured at fair value	-	-	-	-	-	-	-
1. Debt securities	-	-	-	-	-	-	-
2. Equity instruments	-	-	-	X	-	-	-
3. Loans	-	-	-	-	-	-	-
Financial assets designated at fair value	-	-	-	-	-	-	-
1. Debt securities	-	-	-	-	-	-	-
Loans	-	-	-	-	-	-	-
Financial assets measured at fair value through other comprehen-sive income	929,299	-	929,299	-	932,973	-	932,973
1. Debt securities	929,299	-	929,299	-	932,973	-	932,973
2. Equity instruments	-	-	-	X	-	-	-
3. Loans	-	-	-	-	-	-	-
Fiancial assets measured at amortised cost	3,566,353	-	3,566,353	-	3,150,049	-	3,150,049
1. Debt securities	3,566,353	-	3,566,353	-	3,150,049	-	3,150,049
2. Loans	-	-	-	-	-	-	-
Total 31 12 2024	5,629,696	-	5,629,696	-	5,219,753	-	5,219,753
Total 31 12 2023	3,697,203	-	3,697,203	-	3,500,295	-	3,500,295

D.2 Prudential consolidation - Financial assets sold and partially recognised and associated financial liabilities: book values

This table was not created as the Group did not have any financial assets sold and partially recognised in the current financial year or previous financial year.

D.3. Prudential consolidation - Transfers relating to financial liabilities with repayment exclusively based on assets sold and not fully derecognised: fair value

This table is empty because in both the current and previous years, the Group did not have any sales transactions relating to liabilities with repayment exclusively based on assets sold and not fully derecognised.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

B. Financial assets sold and fully derecognised with assessment of continuing involvement

Qualitative Information

Quantitative Information

None to report as at 31 December 2024.

C. Financial assets sold and fully derecognised

Following are multi-originator transfers, regarding loan portfolios, to a mutual investment fund with the attribution of the related units to the transferor intermediaries. The transactions outlined below led to the derecognition of the receivables sold pursuant to IFRS 9 (“derecognition”), as the Group did not substantially retain the risks and benefits of the transferred assets and also did not retain any substantial control over these assets, which were instead assumed by the fund management company (hereinafter also SGR). In particular, the risks and benefits that the Group could achieve from the units held in exchange for the contribution of receivables, are not anchored in the an, nor the quantum or the timing, to events affecting the assigned loans, given that the economic and financial trends related to individual receivables will not automatically and directly affect the returns of individual shareholders, which will instead depend on the general performance of the fund managed by the SGR.

Qualitative and quantitative Information

Efesto Fund

In November 2020, the MPS Group finalised a sale of a multi-originator type of a portfolio of loans classified as “unlikely to pay”, issued to industrial and service companies located in Italy and with an average turnover of EUR 20 mln in the last 3 years, to a Fund - managed by Finanziaria Internazionale Investments S.G.R. S.p.A. The price settlement was determined by offsetting the loan owed by the Fund with the concurrent underwriting of freed up units of the Fund.

As at the date of sale, the portfolio consisted of loans payable to the MPS Group and other banking groups by 51 target companies (for the MPS Group 11 debtors) for a total gross exposure of EUR 432.5 mln (for the MPS Group EUR 126.2 mln - of which 57% secured - at a total price of EUR 197.2 mln (for the MPS Group about EUR 55.8 mln). The net book value of the loans as at the sale date for the MPS Group was EUR 53.3 mln.

The loans sold are fully derecognised as the assets of the Group as at 31 December 2020 and the fund units are recognised for a total of EUR 50.9 mln, equal to around a 28.3% investment in the fund.

As at 31 December 2024, the Group held 3.0% of the Fund’s units (5.0% as at 31 December 2023) for a book value of EUR 21.5 mln (EUR 26.4 mln as at 31 December 2023). The reduction in percentage equity investment is mainly due to new contributions made to the Fund by unit holders other than the Group.

Back2Bonis Fund

On 27 December 2019, the MPS Group, UBI Banca and Banco BPM finalised with AMCO and the Prelios Group a transaction named Cuvée which provided for the creation of a multioriginator platform to manage UTP (Unlikely to pay) loans, from EUR 3 mln to EUR 30 mln, issued to companies of the real estate sector that are in a restructuring phase or in financial difficulties.

The first step of this transaction was completed in December 2019 - which was joined by the MPS Group - when the positions of 46 debtors were transferred to the Fund (for the MPS Group, 7 debtors) for a total of about EUR 453 mln (of which EUR 11 mln for the MPS Group) at a price of about EUR 242 mln (EUR 43 mln for the MPS Group). The assignor banks received, as payment for the sale, units of Fondo of which the MPS Group holds 17.7%. The loans sold are fully derecognised as the assets of the Group as at 31 December 2019 and the fund units are recognised for a total of EUR 32.3 mln.

As at 31 December 2024, the Group held 4.0% of the Fund’s units (4.1% as at 31 December 2023) for a book value of EUR 33.0 mln (EUR 34.3 mln as at 31 December 2023). The reduction in percentage equity investment is mainly due to new contributions made to the Fund by unit holders other than the Group.

BANCA MONTE DEI PASCHI DI SIENA

Clessidra Fund

In September 2019, the Group finalised a sale of a multi-originator type of a portfolio of loans classified as “unlikely to pay”, issued to industrial and service companies located in Italy and with a turnover not under EUR 50 mln, to a Fund - managed by Clessidra SGR S.p.A. The price settlement was determined by offsetting the loan owed by the Fund with the concurrent underwriting of freed up units of the Fund.

The Fund was established for the purpose of improving the performance for the recovery of the loans acquired, thanks to the value increase of the target companies through:

•	inputs of a managerial nature, made possible through the substantial addition of the Fund to the net financial positions of the companies and to any conversion of the acquired loans into equity instrument of the same companies;

•	contribution of financial resources aimed at improving the industrial and financial turnaround.

The Fund has issued four categories of units with different economic rights:

•	units A reserved to the transferring banks;

•	units B and C intended for two categories of institutional investors who contribute a “new finance”;

•	units D reserved to the Fund management team.

As at the date of transfer, the portfolio consisted of loans from the MPS Group and other banking groups to 13 target companies (for the MPS Group, 8 debtors) for a total gross exposure of approximately EUR 274 mln (for the MPS Group, approx-imately EUR 102 mln, of which EUR 91.2 mln relate to the Parent Company and EUR 10.7 mln to the former subsidiary MPS Capital Services S.p.A.) at a total price of approximately EUR 196 mln (for the MPS Group, approximately EUR 78 mln for a 39.8% interest in the fund). The net book value of the loans as at the sale date for the MPS Group was about EUR 71 mln.

As at 31 December 2024, the Group held 39.5% of the Fund’s units (unchanged from 31 December 2023), with a book value of EUR 58.5 mln (EUR 40.6 mln as at 31 December 2023).

Idea I and Idea II Fund

In 2016 and 2017, the Group carried out two multioriginator sale transactions concerning loan portfolios (with full derecognition in the Financial Statements) to a mutual investment fund, with attribution of the related units to the transferor intermediaries. This refers to a project of Idea Capital Fund S.g.r., a management company that has established two multi-seg-ment mutual investment funds called Fondo Idea CCR I (2016) and Fondo Idea CCR II (2017).

With regard to the Idea CCR I fund, the Group had contributed 6 positions to the fund for an aggregate total of EUR 20.0 mln out of an aggregate total of EUR 217 mln at a price of EUR 14.3 mln, receiving 8.1% of the shares of the Idea CCR I fund as consideration for the sale.

On the other hand, with regard to the Idea CCR II Fund, the Group contributed 5 positions to the fund for a total of EUR 51.5 mln against a total of EUR 328.9 mln at a price of EUR 32.7 mln, receiving 14.1% of the shares of the Idea CCR II Fund as consideration for the transfer.

As at 31 December 2024, the Group holds 6.39% and 1.65% of the units of sub-fund A respectively of the Idea CCR I Fund and the Idea CCR II Fund (6.39% and 4.00% as at 31 December 2023). The book value of these shares is respectively EUR 3.0 mln (EUR 4.4 mln as at 31 December 2023) and EUR 8.3 mln (EUR 10.5 mln as at 31 December 2023). The reduction in percentage equity investment in Idea CCR II Fund is mainly due to new contributions made to the Fund by unit holders other than the Group.

For more information on the criteria for determining the units fair value, please refer to Part A of these Notes to the consolidated financial statements.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

D Covered bond transactions

Characteristics of the issuance programmes

The Group has two Covered Bond Issuance Programmes.

The first programme, intended for institutional investors, was launched in 2010 in the amount of EUR 10,000 mln. The main purpose of this programme is to offer a secured product on the market, proposing it as a preferred instrument for improving the medium- and long-term financial profile, but also to realise eligible instruments as collateral in refinancing operations with the European Central Bank or in repurchase agreements, increasing the availability of liquid assets to cope with the Bank’s liquidity risk (counterbalancing capacity). In light of the developments in the financial markets, the programme should be considered as part of a wider strategy, aimed at:

•	curbing the costs of funding: covered bonds are widely preferred, inasmuch as they are issued directly by the Bank and their repayment is also guaranteed by a segregated pool of assets (in this case, residential mortgage loans); in the event of issuer bankruptcy, covered bond holders enjoy a right of recourse on a portfolio of segregated high-quality assets and are, therefore, willing to accept a lower yield than the one offered by similar uncovered bonds;

•	diversifying the Bank’s funding sources on the international market;

•	lengthening its average debt maturity profile.

On 26 June 2015, the first programme’s meeting of the covered bond holders approved the proposed amendments in order to:

•	amend the programme, to obtain a rating from DBRS (in addition to Moody’s and Fitch) for the covered bonds issued and to be issued as part of the programme; and

•	activate, if specific cases of default take place pursuant to the programme, a “conditional pass through” type mecha-nism for the repayment of the bonds issued.

At the time of the annual renewal of the programme, on 23 December 2017, its maximum amount was increased from EUR 10,000 mln to EUR 20,000 mln.

In order to strengthen the Group’s counterbalancing capacity, in 2012, a second (OBG) issuance programme was authorised, collateralised by a separate asset pool of residential and commercial mortgages, with a maximum capacity of EUR 20,000 mln. The programme is not intended for the market, but is aimed at the realisation of eligible instruments as collateral in refinancing operations with the European Central Bank or in repurchase agreements, increasing the availability of liquidable assets to cope with the Bank’s liquidity risk(counterbalancing capacity). The programme, which did not have an explicit rating at its launch, was rated by DBRS in 2013.

The structure of the Group’s Covered Bond programmes requires fulfilment of the following activities:

a.	the Parent Company or another Group company transfers, without recourse, a pool of assets, consisting of appropriate assets (real-estate backed, residential and commercial mortgage loans), to the vehicles MPS Covered Bond S.r.l. and MPS Covered Bond 2 S.r.l., thereby forming a segregated cover pool;

b.	the transferor grants a subordinated loan to the vehicle, for the purpose of financing payment of the assets’ purchase price by the vehicle;

c.	the Parent Company issues Covered Bonds secured by an autonomous, irrevocable and unconditional first-demand guarantee issued by the vehicle for the only benefit of the bond-holding investors and senior creditors in the programme (the guarantee involves limited recourse to the assets of the Cover Pool owned by the vehicle, which acts as guarantor).

BANCA MONTE DEI PASCHI DI SIENA

Accounting treatment

Pursuant to IFRS 9, the derecognition of a financial instrument from the balance sheet of the transferor is determined on the basis of the substance of the contract, not its legal form. Having said this, the deal is recognised as follows:

•	Transferred loans continue to be recognised as assets in the balance sheet of the Parent Company’s financial statements under item 40 b) of the assets “Financial assets measured at amortised cost: loans to customers”, under the sub-item “Mortgages”, as the Parent Company continues to hold the risks and rewards associated with the ownership of the legally assigned mortgages;

•	the loan disbursed by the Parent to the vehicle is not classified as a separate item in the balance sheet, since it is offset with the amount due to the vehicle linked to the initial transfer price. The loan, therefore, is not subject to credit risk as-sessment, because this risk is entirely reflected in the assessment of transferred loans, which continue to be reported in the Parent Company’s balance sheet.

•	Loans are subject to movements based on own events (figures and assessment); instalments collected by the Parent (which also acts as a servicer) are reallocated daily to the Vehicle’s “Collection Account” and accounted for by the Parent as follows:

-	collection of principal from borrower is recognised as an offsetting entry to the reduction in the loan to the borrower;

-	reallocation of principal to the Vehicle is recognised as an offsetting entry to the recognition of a loan to the Vehicle;

-	this loan is paid off upon repayment of the subordinated loan;

-	the portion of interest received from the borrower is recognised as an offset to item 10 of the income statement “Interest income: loans to customers” (interest on loans continues to be recognised on an accruals basis through the allocation of accruals);

-	reallocation of interest to the Vehicle is recognised as an offsetting entry to the recognition of a loan to the Vehicle;

-	this loan is paid off upon collection of interest on the subordinated loan.

•	the vehicles “MPS Covered Bond S.r.l.” and “MPS Covered Bond 2 S.r.l.” are invested in by the Parent Company for a control stake of 90%, recognised under Item 70 “Equity Investments” and included in the Group’s Consolidated Financial Statements on a line-by-line basis;

•	OBGs issued are recorded as liabilities under item 10 c) “Financial liabilities measured at amortised cost: debt securities issued” on the liabilities side, and related interest expense is recognised on an accrual basis.

In consideration of the characteristics and accounting treatment of the deal, the swaps associated with the transaction are not recognised in the balance sheet, since their recognition would entail, pursuant to par. B3.2.14 of IFRS 9, a duplication of rights and obligations already recognised due to mortgage loans transferred being maintained on the balance sheet.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Risks and Control Measures

In order to allow the transferee to meet the obligations related to the collateral pledged, the Parent Company uses appropriate Asset & Liability Management techniques to secure a trend of substantial balance between the maturities of cash flows arising from the assets sold and maturities of payments due in relation with the covered bonds issued and other costs of the transaction.

The Programmes have been structured in compliance with the applicable legislative and regulatory provisions, and have undergone a thorough review to bring them into line with the provisions contained in the 42nd update of the Supervisory Provisions, implementing Italian Legislative Decree no. 190/2021, which introduced the Title I-bis in Italian Law 130/99 to implement the “Covered Bond Directive” in Italy.

The structure of the debt issuance programmes of the Parent Company (in the role of transferor and servicer) is subject to stringent regulatory requirements and calls for continuous actions, on a regular basis and for each transaction, by the Credit Portfolio Governance, Finance, Treasury and Capital Management and Risk Management functions, as well as the Credit Audit function and an external auditor (Deloitte & Touche) as Asset Monitor. In particular, these actions include:

•	assessments on the quality and integrity of the assets pledged as security for the obligations, in particular, the appraisal of the value of the real estate, both residential and commercial, on which the mortgage is secured in relation to the land and mortgage loans assigned; intervention may take the form of repurchases, additions and new disposals of additional assets, compliance with the loan-to-value limits of Article 129 of the CRR;

•	assessments on the maintenance of the correct ratio between the OBG issued and the assets pledged as collateral (cover pool - residential land and mortgage loans for the first programme and both residential and commercial for the second programme) and compliance with the liquidity buffer requirement;

•	assessments on compliance with the internal operating limits for the transfer of eligible assets, as well as, if they are exceeded, the adoption of the necessary corrective measures;

•	assessment on whether risks are effectively and adequately hedged by any derivative contracts in relation to the transaction;

•	the trend of financial flows related to the programme;

•	the completeness, truthfulness and timeliness of the information made available to investors.

In the course of 2013, the mitigation strategy for interest rate risk on the first programme was restructured in order to minimise the Special Purpose Vehicle’s exposure to market counterparties. In particular, the newly-defined strategy aims to only cover the Special Purpose Vehicle’s net exposure to interest rate risk, as opposed to the nominal amount. At the same time, a number of outstanding Covered Bond Swaps with market counterparties, which expired in July 2024, were outsourced.

The paragraphs below provide information on the nature of the risks associated with the interest in the MPS Covered Bond S.r.l. vehicle, whose assets are pledged as collateral of bond issues of the Parent Company partly placed with the market. In particular, the terms of the agreements that could require the Group to provide financial support to the vehicle MPS Covered Bond S.r.l. are as follows:

•	the Parent Company is committed to ensuring compliance with coverage and liquidity requirements on an ongoing basis; regulatory and contractual tests calculated according to the methodologies defined by the rating agencies from time to time;

•	repayment is possible, even in several instalments, in advance of each subordinated loan if the legally required tests and the level of over collateralisation are complied with and if there are available funds. Repayment is also permitted, in order to comply with the maximum cash limit that can be accumulated by the special purpose vehicle, as established by the regulations to the extent that it is not possible, for the special purpose vehicle, to purchase new eligible assets to replace the cash, pursuant to the subordinated loan agreement);

•	the Parent Company, pursuant to the Master Definition Agreement, is obliged to continuously comply with the liquidity requirement by setting up and adjusting the amount of the variable liquidity reserve in accordance with the criteria defined both by regulations and in agreement with the rating agencies.

With regard to the second programme, the terms of the contractual agreements that may provide for the Group to provide financial support to the vehicle MPS Covered Bond 2 S. r.l. are the same as those indicated above for the vehicle MPS Covered Bond S.r.l..

There are no cases of financial or other support to a previously non-consolidated structured entity as a result of which the structured entity was controlled by the Group.

BANCA MONTE DEI PASCHI DI SIENA

The Group does not intend to provide financial or other support to the vehicle, nor to assist the entity in obtaining financial support.

Description of individual disposals and issuances

In the context of the first programme, on 31 January 2024, the Parent Company, disposed of a portfolio of 18,680 performing residential mortgages, with no outstanding instalments at the date of portfolio valuation as well as meeting identified selection criteria, substantially comparable to those used for previous disposals, for an amount of EUR 2,077.58 mln.

Here follows a summary of the main characteristics regarding transfers in the first programme:

Cover Pool transfer date	Type of securitsed assets	Transferor	Total value of asset tranferred (in units of eur)	N° of mortagage loans transferred	Breakdown of transferred debtors by business sectors
25/05/10	Residential mortage loans	MPS Bank	4,413,282,561	36,711	100% natural persons
19/11/10	Residential mortage loans	MPS Bank	2,400,343,584	19,058	100% natural persons
25/02/11	Residential mortage loans	MPS Bank	3,887,509,799	40,627	100% natural persons
25/05/11	Residential mortage loans	Banca MPS (formerly Antonveneta Bank)	2,343,824,924	26,804	100% natural persons
16/09/11	Residential mortage loans	MPS Bank	2,323,368,355	27,973	100% natural persons
14/06/13	Residential mortage loans	MPS Bank	415,948,266	4,259	100% natural persons
18/09/15	Residential mortage loans	MPS Bank	1,529,531,983	15,080	100% natural persons
31/10/16	Residential mortage loans	MPS Bank	775,933,585	7,630	100% natural persons
22/12/16	Residential mortage loans	MPS Bank	237,758,336	1,903	100% natural persons
03/05/18	Residential mortage loans	MPS Bank	1,311,870,107	12,401	100% natural persons
27/02/19	Residential mortage loans	MPS Bank	1,809,753,193	16,880	100% natural persons
16/10/19	Residential mortage loans	MPS Bank	1,262,890,758	12,008	100% natural persons
15/06/20	Residential mortage loans	MPS Bank	1,433,158,855	13,107	100% natural persons
18/05/21	Residential mortage loans	MPS Bank	1,665,859,006	15,074	100% natural persons
20/06/22	Residential mortage loans	MPS Bank	912,293,907	8,837	100% natural persons
31/01/24	Residential mortage loans	MPS Bank	2,077,583,275	18,680	100% natural persons

The remaining debt balance on the portfolio as at 31 December 2024 amounted to EUR 11,044.2 mln for 146,038 mortgage loans.

As part of the first programme, the Parent Company completed over the years a total of thirty five78 issuances, eleven of which had not yet matured or been repaid early for a nominal amount, as at 31 December 2024, of EUR 6,700.0 mln, of which EUR 3,688.5 mln is on the market and EUR 3,011.5 mln is held by the Parent Company.

During 2024, under the first Covered Bond programme, the following issues were carried out:

Date of isse	Notional Amount	Coupon	Frequency	Date of maturity
23/04/24	750.000.000	3,50%	yearly	apr-29
16/07/24	750.000.000	3375%	yearly	Jul-30
Total	1.500.000.000

78	This number of issues includes 3 registered covered bonds, private issues under the programme.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

As part of the second programme, on 16 July 2024 a portfolio for a total of 5,921 performing residential and commercial mortgage loans was sold, with no outstanding payments at the date of portfolio valuation, as well as meeting selection criteria substantially comparable to those used for previous disposals, for a total amount of EUR 645.9 mln.

Here follows a summary of the main characteristics regarding transfers in the second programme:

Cover Pool transfer date	Type of securitsed assets	Transferor	Total value of asset tranferred (in units of eur)	N° of mortagage loans transferred	Breakdown of transferred debtors by business sectors
30/04/12	Residential mortgage loans	MPS Bank	2,384,995,478	27,047	100% natural persons
26/06/12	Residential and commercial mortgage loans	MPS Bank	2,478,270,455	13,993	Mixed
28/08/12	Residential and commercial mortgage loans	MPS Bank	1,401,965,498	17,353	Mixed
24/09/12	Residential and commercial mortgage loans	MPS Bank	2,473,677,574	9,870	Mixed
18/02/13	Residential and commercial mortgage loans	MPS Bank	1,286,740,404	9,033	Mixed
24/06/13	Residential and commercial mortgage loans	MPS Bank	2,147,692,217	12,771	Mixed
25/03/14	Residential and commercial mortgage loans	MPS Bank	1,464,170,335	5,645	Mixed
20/10/15	Residential and commercial mortgage loans	MPS Bank	977,548,353	5,671	Mixed
18/07/16	Residential and commercial mortgage loans	MPS Bank	2,010,907,195	24,162	Mixed
26/08/16	Residential and commercial mortgage loans	MPS Bank	813,253,156	7,211	Mixed
24/03/17	Residential and commercial mortgage loans	MPS Bank	789,153,182	5,799	Mixed
08/05/18	Residential and commercial mortgage loans	MPS Bank	685,537,103	4,718	Mixed
09/11/18	Residential and commercial mortgage loans	MPS Bank	470,369,358	3,002	Mixed
27/09/19	Residential and commercial mortgage loans	MPS Bank	727,237,065	4,549	Mixed
26/02/20	Residential and commercial mortgage loans	MPS Bank	1,034,517,196	8,625	Mixed
19/04/21	Residential and commercial mortgage loans	MPS Bank	1,519,843,073	12,916	Mixed
30/11/21	Residential and commercial mortgage loans	MPS Bank	1,751,398,674	14,646	Mixed
18/07/22	Residential and commercial mortgage loans	MPS Bank	1,000,344,594	7,363	Mixed
21/11/23	Residential and commercial mortgage loans	MPS Bank	1,124,698,093	10,798	Mixed
16/07/24	Residential and commercial mortgage loans	MPS Bank	645,897,467	5,921	Mixed

The remaining debt balance on the portfolio as at 31 December 2024 amounted to EUR 9,662.3 mln for 109,476 mortgage loans.

As part of the second programme, the Parent Company completed forty-seven issues, of which twelve not yet matured or redeemed early, which were not intended for the market but repurchased by the Parent Company and used as collateral for refinancing transactions in the Eurosystem, for a total as at 31 December 2024 of EUR 7,550.0 mln.

As part of the second Covered Bond Programme, the maturities of the following issues were extended in 2024:

Date of isse	Notional Amount	Coupon	Date of maturity
16/09/20	750,000,000	3mE + 0520%	apr 2027
16/09/20	750,000,000	3mE + 0.53%	apr 2027
14/05/21	700,000,000	3mE + 0.28%	oct 2027
19/07/21	700,000,000	3mE + 0.27%	Jan 2028

BANCA MONTE DEI PASCHI DI SIENA

E. Prudential consolidation - Credit risk measurement models

This paragraph provides information of a quantitative nature related to the models for the measurement of credit risk, the qualitative characteristics of which have been described in Chapter 2 “Credit risk management policies” of Section 2 “Prudential consolidation risk” of these Notes to the consolidated financial statements.

The chart below provides a credit quality breakdown of the Group portfolio as at 31 December 2024 by Exposure to Risk (REG EAD) and Regulatory Capital (REG CAP). It should be noted that about 59% (57% as at 31 December 2023) of risk exposure relates to high- and good-quality customers (positions in financial assets are excluded). It should be noted that the ranking below also includes exposure to banks, government agencies and non-regulated financial and banking institutions, which are not included in the AIRB approaches. The quality is measured in terms of probability of default assigned to customers through the AIRB models of the MPS Group. Non-AIRB counterparties are nevertheless subject to a credit standing assessment using official ratings where available or appropriate internally determined benchmark values.

On the other hand, the following chart provides a breakdown of credit quality only for Corporate and Retail portfolios (which are largely validated by the Supervisory Authority for the use of internal PD and LGD models). As at 31 December 2024, high or good quality exposure accounted for approximately 50% of total exposure (47% as at 31 December 2023).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

With reference to Risk Exposure, the Parent Company covers 98.9% of the Group’s total, while Widiba covers the remaining 1.1%.

The Regulatory Capital for credit risk is absorbed mainly by the Parent Company (99.4%), followed by Widiba (0.6%).

BANCA MONTE DEI PASCHI DI SIENA

An analysis conducted at the end of 2024 shows that the Group’s risk exposure is mainly toward “Manufacturing Companies” (46.7% of total loans disbursed), “Households” (35.6%), “Governments and Public Administration” (15.6%) and “Banks and Financial Institutions” (2.1%).

In terms of Regulatory Capital, 75.7% is absorbed by the “Manufacturing Companies” customer segment. The ‘Families’ segment stands at 19.7%; followed by “Governments and Public Administration” and “Banks and Finance” with 3% and 1.7% respectively:

An analysis of the geographical breakdown of the Group customers shows that exposure to risk is primarily concentrated in the regions of the Centre (42.5%), followed by those in the North West (20.8%), North East (17.6%), South (12.4%), Is-lands (4.3%) and abroad (2.3%).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Regulatory Capital absorption is also higher in Central Italy (29.6%), in North West Italy (29.2%) and North East Italy (20.1%) due to the greater concentration of loans in those areas. These are followed by the South (13.7%), Abroad (4.6%) and the Islands (2.8%):

Lastly, the following graphs show, solely for Italian corporate customers, the percentage breakdown of Default Exposure by individual Geographic Area and Regulatory Capital absorption by Business Sector.

The largest share (53%) of Default Exposure for businesses in all Geographic Areas is accounted for by the “Services” sector. The remaining 47% is distributed as follows: Industry (33%), Building (8%) and Agriculture (6%):

Also as regards Regulatory Capital (REG CAP), the greater concentration relates to the Services sector in all Geographic Areas. Of the Group total, the predominant sector remains Services (54%).

BANCA MONTE DEI PASCHI DI SIENA

The comparison between expected loss and actual loss is performed on an annual basis by the internal control function as part of PD and LGD back testing procedures.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

1.2 – Market risks

1.2.1 Interest rate and price risk – Regulatory trading book

Market risks relating to the Trading Book

Market risk management model for the Trading Book

The Group’s Regulatory Trading Book (PNV - Portafoglio di Negoziazione di Vigilanza) consists of the set of Trading Books managed by the Parent Company (BMPS), in particular by the Chief Financial Officer (CFO) Division and the Chief Commer-cial Officer Large Corporate & Investment Banking (CCO LCIB or LCIB) Department. The subsidiaries’ portfolio are immune to market risk. Trading in derivatives, which are brokered on behalf of customers, is centralised at LCIB Department.

The market risks in the trading book are monitored in terms of Value-at-Risk (VaR) for operational purposes. The Group’s Finance and Liquidity Committee is responsible for directing and coordinating the overall process of managing the Group’s proprietary finance thereby ensuring that the management strategies of the various business units are consistent.

The Group’s Trading Book is subject to daily monitoring and reporting by the Risk Management function of the Parent Com-pany on the basis of proprietary systems. VaR for management purposes is calculated separately from the operating units, using the internal risk measurement model implemented by the aforementioned function, in line with leading international best practices. The Group uses the standardised methodology in the area of market risks solely for reporting purposes.

Operating limits defined for trading activities are expressed by level of delegated authority in terms of VaR, which is diver-sified by risk factors and portfolios, monthly and annual stop losses, and stress. Furthermore, the trading book’s credit risk, in addition to being included in VaR computations and in the respective limits for the credit spread risk component, is also subject to specific operating limits for issuer and bond concentration risk which specify maximum notional amounts by type of guarantor and rating class.

VaR is calculated with a 99% confidence interval and a holding period of one business day. The Group adopts the method of historical simulation with daily full revaluation of all basic positions, out of 500 historical entries of risk factors (lookback period) with daily scrolling. The VaR calculated in this manner takes account of all diversification effects of risk factors, portfolios and types of instruments traded. It is not necessary to assume, a priori, any functional form in the distribution of asset returns, and the correlations of different financial instruments are implicitly captured by the VaR model on the basis of the combined time trend of risk factors. The historical scenarios used in the model are constructed as a daily variation, in terms of ratio, of the individual risk factors; the realised shock is applied at the current market level making the VaR measure responsive to changing market conditions.

Periodically, information on market risks is transmitted to the Risk Management Committee and to the Top Bodies as part of the information flows with which Top Management and the Governing Bodies are informed about the Group’s overall risk profile.

The categories of risk factors covered by the Internal Market Risk Model are: interest rates on all relevant curves, inflation curves and related volatilities (IR); share prices, indexes, baskets and relative volatilities (EQ); commodity prices (CO), ex-change rates and their volatilities (FX) and credit spread levels (CS).

•	VaR (or diversified or net VaR) is calculated and broken down daily for internal management purposes, even with respect to other dimensions of analysis: (i) organisational/management analysis of portfolios; (ii) for financial instruments and for (iii) risk families.

It is then possible to assess VaR along each combination of these dimensions in order to facilitate highly detailed analyses of events characterising the portfolios.

In particular, with reference to risk factors the following are identified: Interest Rate VaR (IR VaR), Equity VaR (EQ VaR), Commodity VaR (CO VaR), Forex VaR (FX VaR) and Credit Spread VaR (CS VaR). The algebraic sum of these items gives the so-called Gross VaR (or non-diversified VaR), which, when compared with diversified VaR, makes it possible to quantify the benefit of diversifying risk factors resulting from holding portfolios on asset class and risk factor allocations which are not perfectly correlated. This information can also be analysed along all the dimensions referenced above.

The model enables the production of diversified VaR metrics for the entire Group in order to get an integrated overview of all the effects of diversification that can be generated among the portfolios on account of the specific joint positioning of the various business units.

Moreover, scenario and stress-test analyses are regularly conducted on various risk factors consistent with the stress test programme approved by the Board of Directors, with different degrees of granularity across the entire tree structure of the Group’s portfolios and for all categories of instruments analysed.

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Stress tests are used to assess the Group’s capacity to absorb large potential losses in extreme market situations, so as to identify the measures necessary to reduce the risk profile and preserve assets.

Stress tests are developed on the basis of discretionary and trend-based scenarios. Trend-based scenarios are defined on the basis of previously registered real situations of market disruption. Such scenarios are identified based on a time frame in which risk factors were subjected to stress. No particular assumptions are required with regard to the correlation among risk factors since trend-based data for the stress period identified has been measured.

Stress tests based upon discretionary scenarios assume extreme changes occurring to certain market parameters (interest rates, exchange rates, prices of goods and shares, stock indices, credit spreads and volatility) and measure the corresponding impact on the value of portfolios, regardless of their actual occurrence in the past. Simple discretionary scenarios are currently being developed (variation of a single risk factor) as are multiple ones (variation of several risk fac-tors simultaneously). Simple discretionary scenarios are calibrated to independently deal with one category of risk factors at a time, assuming shocks do not spread to the other factors. Multiple discretionary scenarios, on the other hand, aim to assess the impact of global shocks that simultaneously affect all types of risk factors.

It should be noted that the VaR methodology described above is also applied for internal management purposes to that portion of the Banking Book consisting of financial instruments similar to trading instruments (FVTPL), e.g. equities/bonds held in portfolios classified for accounting purposes among the‘financial assets compulsorily measured at fair value’ (FVTPLM), ‘financial assets measured at fair value with impact on comprehensive income’ (FVOCI) and ‘financial assets measured at amortised cost’ (AC). The measurements and the charts below refer to the Regulatory Trading Book.

•••

During 2024, the market risks of the Group’s Regulatory Trading Book showed, in terms of VaR, a performance determined by a trend driven by the operations of the Parent Company’s LCIB Department, mainly for proprietary trading activities in the Credit Spread and Interest Rate segments (transactions in Italian government bonds and hedges via swaps and long futures) and, to a lesser extent, client-driven activities in the Equity segment related to the structuring of bancassurance products. The CFO Department’s portfolio contribution to total VaR was negligible.

The Group’s VaR remained at lower average levels compared to the previous year, due to the maintenance of a general risk containment process, settling at minimum levels in the last months of the year. Contributing to the downward trend is the sliding of the model’s underlying time window, with the 2022 tail events related to interest rate and credit spread tensions exiting later in the year, as a result of the abrupt restrictive monetary policies adopted to counter the inflationary process amplified by the energy crisis following the outbreak of war in Ukraine.

VaR volatility, albeit limited over the year, was affected by the operations of the auctions on Italian government bonds for primary dealer activities, with temporary changes in the overall CS Italy risk exposure, primarily short term.

Despite some temporary increases in exposure in conjunction with the auctions for the aforementioned primary dealer activities, the average holding of Italian sovereign securities in the Group’s trading portfolios remained low during the year (annual average of EUR 1.08 bn in nominal terms), slightly higher than the 2023 average (EUR 0.4 bn).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

With reference to the Parent Company management, LCIB CCO contributed 90% to the overall risk as at 31 December 2024, while the CFO contributed 10%.

BANCA MONTE DEI PASCHI DI SIENA

A breakdown of VaR by risk factors shows that 29.7% of the Group’s portfolio consists of interest rate risk factors (IR VaR), 26.2% of credit spread risk factors (CS VaR), 23.8% of equity risk factors (EQ VaR), 16.5% of foreign exchange risk factors (FX VaR) and the remaining 3.9% of commodity risk factors (CO VaR).

Gruppo Montepaschi

VaR PNV 99% 1 day in EUR/mln

	VaR	Data
End Period	1.48	31/12/2024
Min	1.36	21/11/2024
Max	6.49	09/02/2024
Average	3.29

In 2024, the Group’s VaR in the Regulatory Trading Book ranged between a high of EUR 6.49 mln recorded on 9 February 2024 and a low of EUR 1.36 mln on 21 November 2024 recording an average of EUR 3.29 mln, down from the previous year. The Regulatory Trading Book VaR at the end of 2024 was EUR 1.48 mln

VaR model back testing

The Group has implemented a back testing procedure compliant with current regulations governing Market Risk as part of its own risk management system.

Back testing refers to a series of tests conducted on VaR model results against day-to-day changes in the trading book value, with a view on assessing the model’s forecasting capacity as regards the accuracy of the calculated risk metrics. If the model is robust, by periodically comparing the estimated daily VaR in t-1 against the results of the trading activity in t, it should be possible to determine that the actual losses are greater than the VaR with a frequency consistent with that defined by the confidence level.

Based on current supervisory instructions, the Risk Management Function considered it appropriate to apply the actual back testing methods, integrating these into the Group’s management reporting system.

The actual back testing meets the need for verifying the VaR model’s forecasting reliability in reference to the actual Group operations (daily trading profit and losses) less the effect of any interest accrued between trading days t-1 and t on bonds, and less the effect of fees and commissions.

These results ‘cleaned’ of income statement components are compared with the VaR of the previous day. If the losses are greater than those forecast by the model an “exception” is recorded.

The chart below shows the actual back testing results of the internal Market Risks model in relation to the Group’s Regulatory Trading Book for 2024:

The back testing shows no exceptions in 2024.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Structured credit product

As at 31 December 2024, the Group’s structured credit securities segment was not particularly significant in terms of either total financial assets or total assets.

These investments are subject to risk limits defined by the Board of Directors and monitored daily by the Parent Company’s Risk Management function; The Bank defines Stop Loss, risk and nominal limits for maximum exposure for major issuer categories, broken down by rating.

As at 31 December 2024, there were no direct or indirect exposures to US sub-prime mortgage loans, Alt-A or monoline insurers.

Positions in Securitisations of third-party issuers

As at 31 December 2024, the securities positions on structured credit products other than own securitisations had a total book value of EUR 25.7 mln compared to EUR 40.3 mln as at 31 December 2023.

This section does not analyse the securitisations issued by Siena NPL from the transfer of bad loans carried out on 22 December 2017 (deconsolidated in June 2018) since the loans transferred to the Special Purpose Vehicle originated from the MPS Group. Likewise, the ABS issued by the Norma SPV as part of a securitisation of non-performing loans, also originated by banks outside the MPS Group, are not considered.

From an economic point of view, the following is noted: a positive component respectively under item 80 of the income statement ‘Net profit (loss) from trading’ for EUR 2.2 mln and under item 10 ‘Interest income and similar revenues’ for EUR 3.9 mln. Finally, within the portfolio of financial assets measured at amortised cost, a write-down of EUR 1.3 mln was recognised under item 130 ‘Net impairment (losses)/reversals for credit risk’.

With regard to the regulatory classification, the positions are primarily held by the LCIB (94.8%) and allocated to the Trading Book (94.8% in terms of book value); the instruments are classified for accounting purposes into FVTPL (94.8%) and FVOCI (5.2%).

As regards the types of underlyings transferred through securitisation transactions, commercial mortgages (81.7%) prevailed over non-performing loans (18.3%).

Geographically speaking, all loans transferred originated in Italy. Overall, 62.8% of the book value of the exposures consists of investment grade securities (with rating up to BBB- included). Senior tranches constitute 57.5% of the exposures in terms of book value while the remaining 42.5% are mezzanine tranches.

Credit Derivative Positions

All exposures analysed in this section are standardised credit indices, synthetic tranches, options on credit indices and single-name CDS.

As at 31 December 2024, the net exposures to this type of derivatives had a book value of EUR 124.5 mln (EUR 92.0 mln as at 31 December 2023); these financial instruments are all attributable to the Trading Portfolio.

From an economic point of view, a positive result of EUR 38.2 mln was recorded under item 80 ‘Net profit (loss) from trading’.

BANCA MONTE DEI PASCHI DI SIENA

Qualitative Information

A. General aspects

Each bank of the MPS Group which is relevant as a market risk-taking centre contributes to the generation of interest rate risk and price risk in the overall Trading Book, which are concentrated on the Parent Bank (BMPS). As mentioned above, the subsidiaries’ portfolios are closed to market risks.

Trading activities are mainly carried out by the Parent Company’s LCIB Department for liquidity providing/market making activities through the offer of products and services for corporate and institutional customers (bancassurance products, hedging derivatives, structured bonds and certificates). Operations are characterised by active risk management with a view to risk warehousing and opportunistic proprietary trading positioning represented by typically short/medium-term strategies with position rotation, diversification of risk sources and restriction to liquid instruments with low transaction costs.

A.1 Interest rate risk

With reference to the Parent Company, trading activities are mainly carried out by the Global Markets structure of the CCO - LCIB Department and, to a limited extent, by the Finance Treasury and Capital Management (FTCM) structure of the CFO Department, functional to yield enhancement, protection and profitability support of the Banking Portfolio.

The LCIB function manages a proprietary portfolio which takes trading positions on interest rates and credit. In general, interest rate positions are taken by purchasing or selling bonds, and by creating positions in listed derivatives (futures) and OTCs (e.g. IRS, swaptions). Trading is carried out exclusively on the Bank’s own behalf, with objectives of absolute return, in compliance with the delegated limits of monthly and yearly VaR and stop loss.

In particular, the above mentioned function operates in the short-term portion of the main interest rate curves, mostly through bonds and listed derivatives.

With regard to credit risk in the trading book, the equity positions are generally managed through the purchase or sale of bonds issued by companies or by creating synthetic positions in derivatives. The activity is oriented to achieve a long or short position on individual issuers, or a long or short exposure on specific market sectors. The activity is carried out solely on the Bank’s own behalf with objectives of absolute return and in compliance with other specific issuer and concentration risk limits.

A.2 Price risk

Also in relation to Price risk factor, the unit in charge of the trading activity is the Global Markets structure of the CCO - LCIB Department, which manages a proprietary portfolio and assumes trading positions on equities, indices and commodities, mainly related to client-driven activities. In general, positions on equity securities are taken both through the purchase/sale of equities and through the positions created in listed derivatives (e.g. futures) and OTC (e.g. options). Commodity positions refer to Client-Driven activities serving commercial clients through trading in OTC derivatives (e.g. commodity swaps) with exposure hedges through listed instruments (e.g. commodity futures. Trading is carried out exclusively on the Bank’s own behalf, with objectives of absolute return, in compliance with the delegated limits of monthly and yearly VaR and stop loss. Similarly for the CFO Department, trading activities, which are limited in scope, are carried out by the FTCM function.

B. Interest rate risk and price risk: operational processes and measurement methods

With regard to the process concerning the measuring of interest rate and price risk, see the above paragraph entitled “Market risk management model for the trading book”.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Quantitative Information

1. Regulatory Trading Book: breakdown of balance sheet financial assets/liabilities and financial derivatives by residual life (repricing date).

This table was not prepared since an analysis of the Regulatory Trading Book’s sensitivity to interest rate risk and price risk is produced based on internal models.

2. Regulatory Trading Book: breakdown of exposures in equity instruments and stock indices by major countries of the listing market.

This table was not prepared since an analysis of the Regulatory Trading Book’s sensitivity to interest rate risk and price risk is produced based on internal models.

3. Regulatory Trading Book: internal models and other sensitivity analysis methods

The rate and price risk of the Trading Book is monitored in terms of VaR and scenario analysis.

3.1 Interest rate risk

Each business unit within the Group operates independently on the basis of the objectives and powers it has managed by special desks provided with specific operational limits. Each desk adopts an integrated risk management approach (covering more than rate risk, when allowed) in order to benefit from the natural hedge resulting from simultaneously holding positions on risk factors that are not perfectly correlated. The VaR by risk factor (specifically, Interest Rate VaR) has operational relevance for the purpose of risk management analyses, even though it is the global VaR diversified among risk factors and portfolios that is used by the operating units. Below is information on the Group’s diversified Interest Rate Regulatory Trading Book VaR:

The trend in Interest Rate VaR during 2024 was influenced by the trading activities of the LCIB Department, primarily in bonds and derivatives. The portfolio was managed by maintaining a limited exposure to interest rate risk factors and, as a result, the Interest Rate VaR metric was limited in size and characterised by low volatility, standing at EUR 0.90 mln at the end of December, below the average for the year.

BANCA MONTE DEI PASCHI DI SIENA

Gruppo Montepaschi
VaR PNV 99% 1 day in EUR/mln

	VaR	Data
End Period	0.90	31/12/2024
Min	0.48	20/11/2024
Max	3.66	02/04/2024
Average	1.70

Simulations include the following interest rate risk scenarios:

•   +100 bps parallel shift for all interest rate and inflation curves;

•  -100 bps parallel shift for all interest rate and inflation curves;

•   +1 point parallel shift for all volatility surfaces of interest rate curves.

The positions are all accounted for as financial assets held for trading. Below is the overall effect of the scenario analyses:

Montepaschi Group: Trading Book

EUR/mln

Risk Family	Scenario	Overall Effect
Interest Rate	+100bp on each curve	5.38
Interest Rate	-100bp on each curve	2.69
Interest Rate	+1 point interest rate volatility	0.19

To complete the interest rate risk analysis, details are also provided on the credit spread risk of the Group’s Trading Book associated with the volatility of issuers’ credit spreads. The VaR by risk factor (specifically, Credit Spread VaR) has operational relevance for the purpose of risk management analyses, even though the operating units use the overall VaR diversi-fied among all risk factors and portfolios.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

In 2024, the trend in Credit Spread VaR was mainly affected by trading activities of the LCIB Department, primarily in Italian short-term government bonds, linked to cycles of auctions, with partial derivatives hedging (medium BTP futures). At the end of December, the Credit Spread VaR stood at EUR 0.79 mln, lower than the average for the year.

Montepaschi Group

VaR PNV CS 99% 1 day in EUR/mln

	VaR	Data
End Period	0.79	31/12/2024
Min	0.79	27/12/2024
Max	6.46	07/02/2024
Average	2.72

For the purposes of sensitivity analysis, the simulation scenario is a +1 bp parallel shift for all credit spreads.

The positions are all accounted for as financial assets held for trading. Below is the overall effect of the scenario analyses:

Montepaschi Group: Trading Book

EUR/mln

Risk Family	Scenario	Overall Effect
Credit Spread	+1bps on each curve	(0.12)

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3.2 Price risk

Each business unit within the Group operates independently on the basis of the objectives and powers it has been as-signed. The positions are managed by special desks provided with specific operational limits. Each desk adopts an inte-grated risk management approach (covering more than price risk, when allowed) in order to benefit from the natural hedge resulting from simultaneously holding positions on risk factors that are not perfectly correlated. The VaR by risk factor (specifically, Equity VaR and Commodity VaR) has management relevance for the purpose of risk management analyses, even though it is the global VaR diversified among risk factors and portfolios that is used by the operating units.

Below is information on the Group’s diversified Equity VaR.

In 2024, the Equity VaR, which was of limited volatility, was influenced by the LCIB Department’s activities related to the structuring and hedging of bancassurance products, and to a lesser extent by the trading activities, mostly on options and futures with key market indexes as underlying. At the end of December, the Equity VaR came to EUR 0.72 mln, slightly below the average for the year.

Montepaschi Group

VaR PNV EQ 99% 1 day in EUR/mln

	VaR	Data
End Period	0.72	31/12/2024
Min	0.72	31/12/2024
Max	2.60	04/01/2024
Average	1.36

The simulated price scenarios are as follows:

•	+1% of each equity or index price;

•	-1% of each equity or index price;

•	+1 point of all volatility surfaces of all equity risk factors.

The positions are all accounted for as financial assets held for trading. Below is the overall effect of the scenario analyses for the equity component:

Montepaschi Group: Trading Book

Risk Family	Scenario	Overall Effect
Equity	+1% Equity Prices (prices, indicies)	0.26
Equity	-1% Equity Prices (prices, indicies)	(0.20)
Equity	+1 point Equity Volatility	0.09

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

In terms of exposure to commodity risk, during the year trends in the Commodity VaR, which were negligible in absolute terms, were affected by the LICB Department due to activities carried out in support of the customers, primarily on commodity swaps, and exposure hedges through commodity futures with underlying the main listed commodity indices. At the end of December, the Commodity VaR came to EUR 0.12 mln, slightly above the average for the year.

Montepaschi Group

VaR PNV CO 99% 1 day in EUR/mln

	VaR	Data
End Period	0.12	31/12/2024
Min	0.01	28/10/2024
Max	0.24	23/07/2024
Average	0.09

The simulated price scenarios are as follows:

•	+1% of each commodity price;

•	-1% of each commodity price;

•	+1 point of all volatility surfaces of all com-modity risk factors.

The positions are all accounted for as financial assets held for trading.

Below is the overall effect of the scenario analyses for the Commodity component:

Montepaschi Group

EUR/mln

Risk Family	Scenario	Overall Effect
Commodity	+1%Commoditiy Prices	0.03
Commodity	-1% Commoditiy Prices	(0.03)
Commodity	+1 point Commodity Volatility	0.00

BANCA MONTE DEI PASCHI DI SIENA

1.2.2 Interest rate and price risk - Banking Book

Qualitative Information

A. General aspects, operational processes and measurement methods for interest rate risk and price risk

A.1 Interest rate risk

The Banking Book consists of all exposures not included in the Trading Book and, in accordance with international best practices, identifies the set of the Group’s commercial trades connected to the transformation of maturities in the assets and liabilities and Asset Liability Management - ALM financial activities (treasury and risk hedging derivatives).

The strategic interest rate risk choices of the banking book are defined periodically in the IRRBB Strategy document, validated in the Group Finance and Liquidity Committee and approved by the Board of Directors; These choices are based on interest rate risk measures expressed in terms of changes in both the economic value and the interest margin.

With reference to the sensitivity test on economic value, the Montepaschi Group applies a predefined set of interest rate scenarios in line with the Basel guidelines, which envisage non-parallel movements of the curve aside from parallel shifts of 25, 100 and 200 bps. As net interest income analyses focus on the short term, they consider exclusively the application of parallel scenarios. The economic value sensitivity measures are determined by clearing the origination of the cash flows of the components not directly relating to interest rate risk.

The Group is committed to the continual updating of risk measurement methodologies by gradually fine-tuning the estimation models so as to include all major factors that progressively modify the interest rate risk profile of the banking book.

Risk metrics are calculated by using a model for the valuation of demand items (Non-Maturity Deposits, NMDs) whose characteristics of stability and partial insensitivity to interest rate changes are described in the systems with a statistical approach which takes into consideration the time series of customer behaviours.

The Montepaschi Group, in order to take into account the prepayment phenomenon on the Parent Company’s mortgages, uses a scenario-dependent behavioural model, based on survival analysis, for the cluster of fixed-rate performing retail residential mortgages and a simplified CPR (constant prepayment rate) approach for the complementary part of the over-all portfolio. In addition, the Group uses a behavioural model, based on survival analysis, to factor in the phenomenon of early repayment on the Parent Company’s fixed-rate time deposits (Redemption Risk) and an approach for the treatment of non-performing loans net of their credit impairment.

The Group adopts an interest rate risk governance and management system known as the IRRBB Framework which avails itself of:

•	a quantitative model, which provides the basis for monthly calculation of the exposure of the Group and the individual companies to interest rate risk in terms of risk indicators;

•	risk monitoring processes, aimed at periodically verifying compliance with the operational limits (risk limits and risk tolerance) assigned to the Group overall and to the individual legal entities within the RAS;

•	risk control and management processes, geared toward bringing about adequate initiatives for optimising the risk profile and activating any necessary corrective actions in the case of exceptions from and/or misalignments with the IRRBB Strategy.

Within the above system, the following responsibilities are centralised in the Parent Company:

•	definition of strategic and operational policies for managing the Group’s Banking Book and controlling its interest rate risk;

•	coordination of Group policies’ implementation by the companies included in the scope;

•	governance of the Group’s short-, medium- and long-term rate risk position, both overall and at individual company level, through centralised operational management.Nella sua funzione di governo la Capogruppo definisce pertanto criteri, politiche, responsabilità, processi, limiti e strumenti per la gestione del rischio di tasso.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

In its governance function, the Parent Company therefore defines criteria, policies, responsibilities, processes, limits and instruments for rate risk management.

The Group Companies included in the scope of application are responsible for abiding by the rate risk policies and limits defined by the Parent Company and the requirements set by the relevant Supervisory Authorities.

Within the model defined, the Finance, Treasury and Capital Management unit (FTCM) of the Parent Company is responsi-ble for the operational management of the Group’s overall interest rate and liquidity risk.

Specifically, within FTCM, the Proprietary Finance function manages short-term rate risk and structural rate risk. In addition, FTCM carries out hedge monitoring and management activities consistent with accounting policies, involving centralised oversight for definition of the network’s internal rates (BMPS and other Group companies) for euro and foreign currency transactions with maturities beyond the short term.

A.2 Price risk

The Group’s Banking Book, subject to price risk, consists primarily of equity investments, equities and UCITS, measured at fair value. Trading in UCITS is carried out exclusively through the direct purchase of the funds/SICAVs, with no use being made of derivative contracts. Exposure to commodities of the Group’s Banking Book was equal to zero.

Price risk measurement is carried out on positions held primarily for strategic or institutional/instrumental purposes.

The instrument used for measuring price risk applied to equity securities and UCITS, other than equity investments, is the VaR, the methodology of which is described in Section 2 - “Market risks” of this Part E of the Notes to the financial statements.

Stress tests are conducted regularly as part of price risk governance strategies for the banking book in order to assess the Group’s ability to absorb potential losses resulting from extreme events.

With reference to the equity investments component, the internal measurement system uses, for determining the Internal Capital, a metric borrowed from the Supervisory approach according to the standard method. This method calls for exposures to equity instruments to be assigned a risk weighting factor of 100% or 150% if high risk, unless they need to be deducted from Own Funds. The Own Funds deduction mechanisms according to current supervisory rules (CRD4/CRR) further expand the perimeter of deductions to also include non-significant investments in financial sector entities (<10%) and provide for deduction exemptions. It is worth noting that the most significant portion of the MPS Group’s equity investment portfolio is included within the aggregate of significant investments in other financial sector entities (the equity investment in the AXA Group).

BANCA MONTE DEI PASCHI DI SIENA

Quantitative Information

1 Banking book: breakdown of financial assets and liabilities by residual life (repricing date)

This table has not been prepared since an analysis of the banking book’s sensitivity to interest rate risk and price risk is produced based on internal models.

2 Banking book: internal models and other sensitivity analysis methods

2.1 Interest rate risk

The sensitivity of the Group’s economic value (EVE) over the full year 2024, was indicative of exposure to rate hike risk. The negative sensitivity of the economic value at risk, for a parallel shift in the interest rate curves of +100 bps, recorded an average value of EUR -282.2 mln in 2024, with a minimum value of EUR -186.5 mln and a maximum value of EUR -388.1 mln, coinciding with the year-end level. The increase in negative sensitivity between the end-2024 figure and the end-2023 figure, amounting to EUR -228.2 mln, is mainly related to the increase in fixed-rate lending exposures.

The sensitivity of the Group’s 1-year net interest income (NII) over the full year 2024 shows a risk exposure to a downward shift in the interest rate curve. The negative sensitivity of net interest income, due to a parallel shift in the interest rate curves of -100 bps, averaged EUR -140.7 mln in 2024, with a high of EUR -166.9 mln and a low of EUR -114.2 mln, coinciding with the year-end level. The negative sensitivity reduction between the figure for the end of 2024 and the end of 2023, amounting to EUR +8.3 mln, reflects the positive effects of the strategy adopted by the Group to optimise the interest margin in the event of falling rates.

(EUR/mln)

IRRBB Sensitivity
				[Jan-24; Dec-24]
Metrics	Shock Scenario	31 12 2024	31 12 2023	Min.	Max.	Average
EVE	+100 bps	-388.1	-159.9	-186.5	-388.1	-282.2
EVE	-100 bps	294.2	78.9	83.9	294.2	185.3
NII	+25 bps	28.4	28.7	23.8	40	33.8
NII	-25 bps	-28.5	-30.3	-28.5	-41.4	-35.2
NII	+100 bps	103.7	108	91.4	150.4	125.5
NII	-100 bps	114.2	-122.5	-114.2	-166.9	-140.7

Note: Min and Mas always refer to the absolute value

At 31 December 2024, the regulatory limits in terms of Supervisory Outlier Test for EVE and NII were met. Note that the risk measures in question do not consider the contribution of the subsidiary Monte Paschi Banque S.A., which is classified as discontinued operations under IFRS 5.

The internal measurement system is independently developed by the Risk Management function of the Parent Company, which periodically reports on the extent of portfolio risks and their changes over time. The results are regularly brought to the attention of the Parent Company’s Risk Management Committee and governing bodies.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

2.2 Price risk

Shown below is a scenario analysis which includes all directional positions assumed by the Group in equity securities and UCITS, measured at fair value (e.g. securities classified as “Financial assets measured at fair value through other comprehensive income” and as “Financial assets mandatorily measured at fair value”):

EUR/mln

MPS Bank Banking Book

Risk Family	Scenario	Effect on Net Banking Income and Economic result	Ettect on Net Capital	Overall Effect
Equity	+1% Equity Prices (prices, indicies)	2.60	1.74	4.34
Equity	-1% Equity Prices (prices, indicies)	(2.60)	(1.74)	(4.33)
Equity	+1 point Equity volatility	0	0	0

The equity investment in the Bank of Italy represents approximately 79% of the effect on the shareholders’ equity relating to the scenario analysis described above.

1.2.3 Foreign exchange risk

Qualitative Information

A. Foreign exchange risk: general aspects, operational processes and measurement methods.

Foreign exchange operations are mainly based on short-term trading, with the systematic balance of the transactions originated by the franchise and the retail banks which automatically feed into the Group’s position.

Trading, which is centralised at the parent company, is carried out by the LCIB management, with active exchange rate risk management. Among the Parent Company’s foreign branches, only the Shanghai branch remained active, no longer operating with customers and is awaiting the withdrawal of its banking licence in 2025. Turnover, on cash and in derivatives, remained on a linear risk path with ongoing and careful use of delegated powers. Foreign currency equity investments are typically financed by funds denominated in the same currency, with no assumption of foreign exchange risk.

For a description of stress tests used in the risk governance strategy on exchange rates and the model applied, please refer to the section “Market risk management model for the Trading Book”.

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B. Hedging of exchange rate risk

Quantitative Information

1. Breakdown by currency of assets, liabilities and derivatives

						31 12 2024

	Currencies
Items	US dollar	Pound sterling	Yen	Canadian Dollars	Swiss Franc	Other currencies
A. Financial assets	1,274,109	102,231	40,455	2,912	8,549	44,473
A.1 Debt securities	522,577	274	-	-	-	-
A.2 Equity securities	53,907	2,426	198	26	1,543	782
A.3 Loans to banks	150,092	93,393	36,737	1,708	1,428	34,290
A.4 Loans to customers	547,533	6,138	3,520	1,178	5,578	9,401
A.5 Other financial assets	-	-	-	-	-	-
B. Other assets	57,597	1,054	488	181	861	6,959
C. Financial liabilities	871,237	17,441	28,755	3,803	2,610	12,143
C.1 Deposits from banks	264,003	995	2	708	283	1,934
C.2 Customer accounts	607,234	16,446	28,753	3,095	2,327	10,209
C.3 Debt securities	-	-	-	-	-	-
C.4 Other financial liabilities	-	-	-	-	-	-
D. Other liabilities	21,285	334	53	37	45	9,220
E. Financial derivatives
- Options
+ Long positions	109,078	7,826	1,064	-	-	8,146
+ Short positions	171,832	-	10,071	-	-	38,671
- Other
+ Long positions	862,398	155,969	37,889	5,333	13,971	86,669
+ Short positions	1,250,306	246,629	40,699	3,374	18,065	62,182
Total assets	2,303,182	267,080	79,896	8,426	23,381	146,247
Total liabilities	2,314,660	264,404	79,578	7,214	20,720	122,216
Difference (+/-)	(11,478)	2,676	318	1,212	2,661	24,031

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

2. Internal models and other sensitivity analysis methods

Exchange risk is monitored in terms of VaR and scenario analysis (for the methodology see the paragraph “Market risk management model for the Trading Book”). Shown below is information concerning the Group’s diversified Forex VaR.

The Group’s Forex VaR in 2024 is represented by the Parent Company’s exposure to bonds in foreign currency (USD), mainly in the financial category, recognised under “Financial assets measured at amortised cost”. Forex VaR volatility in 2024 was affected by temporary variations in the exposure of the Trading Book of the LCIB department, due primarily to activities on foreign exchange EUR/USD derivatives.

At the end of December the Forex VaR came to EUR 0.86 mln, slightly above the average for the year:

Montepaschi Group

VaR FX 99% 1 day in EUR/mln

	VaR	Data
End Period	0.86	31/12/2024
Min	0.15	06/03/2024
Max	1.02	19/12/2024
Average	0.58

The following scenarios were used for foreign exchange rate simulations:

•	+1% for all foreign exchange rates to the Euro;

•	-1% for all foreign exchange rates to the Euro;

•	+1 point for all volatility surfaces of all foreign exchange rates.

The effect on net interest and other banking income and the result for the year was estimated by taking into account the positions accounted for in the FVTPL and FVTPLM portfolios. The effect on shareholders’ equity is instead estimated with reference to the positions accounted for in the OCI portfolio and the related fair value hedges (FVH), the total effect being the algebraic sum of the two components. Below is a summary of the scenario analyses.

		Valori in milioni di euro

Montepaschi Group

Risk Family	Scenario	Effect on Net Banking Income and Economic Result Effect	Effect on Net capital	Overall Effect
Forex	+1% FX against EUR	0.56	(0.35)	0.21
Forex	-1% FX against EUR	(0.64)	0.35	(0.29)
Forex	+1 punto Forex Volatility	0.39	0.00	0.39

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1.3 Derivatives and hedging policies

1.3.1 Derivatives for trading

A. Financial derivatives

A.1 Financial derivatives for trading: end of period notional amounts

	Total 31 12 2024				Total 31 12 2023
	Over the counter				Over the counter
		No Central counterparties				No Central counterparties
Attività sottostanti/ Tipologie derivati	Central couterparties	Contracts subject to Master netting agreements	Contracts not subject to Master netting agreements	Organised financial markets	Central couterparties	Contracts subject to Master netting agreements	Contracts not subject to Master netting agreements	Organised financial markets
1. Debt securities and interest rate	-	254,728,640	4,441,654	-	-	220,294,182	4,548,336	-
a) Options	-	6,002,399	1,120,499	-	-	6,114,878	1,284,219	-
b) Swaps	-	248,544,778	3,052,979	-	-	213,994,778	3,076,729	-
c) Forward	-	-	268,176	-	-	-	187,388	-
d) Futures	-	181,463	-	-	-	184,526	-	-
e) Other	-	-	-	-	-	-	-	-
2. Equity securities and stock indices	-	3,438,909	3,640	26,302	-	7,025,975	16,093	136,737
a) Options	-	1,990,874	3,640	26,302	-	4,504,097	16,093	122,954
b) Swaps	-	1,343,460	-	-	-	2,271,760	-	-
c) Forward	-	-	-	-	-	-	-	-
d) Futures	-	104,575	-	-	-	250,118	-	13,783
e) Other	-	-	-	-	-	-	-	-
3. Exchange rates and gold	-	257,374	1,743,620	-	-	120,930	1,542,058	-
a) Options	-	182,477	526,333	-	-	44,500	509,261	-
b) Swaps	-	-	-	-	-	-	-	-
c) Forward	-	74,897	1,217,287	-	-	76,430	1,032,797	-
d) Futures	-		-	-	-	-	-	-
e) Other	-	-	-	-	-	-	-	-
4. Commodities	-	76,378	189,858	-	-	87,983	183,004	-
5. Other underlying	-	-	-	-	-	-	-	-
Total	-	258,501,301	6,378,772	26,302	-	227,529,070	6,289,491	136,737

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

A.2 Financial derivatives for trading: gross positive and negative fair value - breakdown by products

	Total 31 12 2024				Total 31 12 2023
	Over the counter				Over the counter
		No Central counterparties				No Central counterparties
Underlying asset/Type of derivative	Central couterparties	Contracts subject to Master netting agreements	Contracts not subject to Master netting agreements	No Central counterparties	Central couterparties	Contracts subject to Master netting agreements	Contracts not subject to Master netting agreements	No Central counterparties
1. Positive Fair value
a) Options	-	174,794	10,528	206	-	251,836	9,142	3,255
b) Interest rate swap	-	7,555,081	32,112	-	-	8,562,918	24,306	-
c) Cross currency swap	-	-	-	-	-	-	-	-
d) Equity swap	-	42,543	-	-	-	39,507	-	-
e) Forward	-	1,569	26,975	-	-	156	10,104	-
f) Futures	-	545	-	-	-	218	-	-
g) Other	-	-	23,045	-	-	2,097	25,839	-
Total	-	7,774,532	92,660	206	-	8,856,732	69,391	3,255
2. Negative fair value
a) Options	-	133,687	29,652	358	-	181,922	51,859	2,848
b) Interest rate swap	-	6,133,688	56,154	-	-	7,367,386	98,442	-
c) Cross currency swap	-	-	-	-	-	-	-	-
d) Equity swap	-	8,090	-	-	-	19,013	-	-
e) Forward	-	787	18,264	-	-	1,296	13,927	-
f) Futures	-	1,712	-	-	-	135	-	-
g) Other	-	-	7,835	-	-	3,409	24,579	-
Total	-	6,277,964	111,905	358	-	7,573,161	188,807	2,848

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A.3 Financial OTC derivatives for trading: notional amounts, gross positive and negative fair value by counterparties

31 12 2024

Underlying assets	Central Counterparties	Banks	Other Fiancial Companies	Other entities
Contracts not subject to master netting agreements
1) Debt securities and interest rates
- notional value	X	116,667	401,064	3,923,923
- positive fair value	X	-	1,985	32,771
- negative fair value	X	7,804	1,611	69,423
2) Equity securities and stock indices
- notional value	X	-	2,989	651
- positive fair value	X	-	3,206	3
- negative fair value	X	-	-	-
3) Exchange rates and gold
- notional value	X	325,591	14,438	1,403,591
- positive fair value	X	15,985	-	16,372
- negative fair value	X	486	986	23,760
4) Commodities
- notional value	X	-	-	189,858
- positive fair value	X	-	-	22,338
- negative fair value	X	-	-	7,835
5) Other underlying
Contracts subject to master netting agreements
1) Debt securities and interest rates
- notional value	-	62,527,550	189,590,011	2,611,079
- positive fair value	-	2,151,246	5,424,855	131,586
- negative fair value	-	1,718,125	4,339,043	89,804
2) Equity securities and stock indices
- notional value	-	693,731	2,570,570	174,608
- positive fair value	-	32,375	28,600	3,023
- negative fair value	-	23,277	99,776	3,579
3) Exchange rates and gold
- notional value	-	150,130	24,010	83,234
- positive fair value	-	1,329	241	732
- negative fair value	-	2,301	233	114
4) Commodities
- notional value	-	-	76,378	-
- positive fair value	-	-	545	-
- negative fair value	-	-	1,712	-
5) Other underlying

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

A.4 Residual life of financial OTC derivatives for trading: notional amounts

Underlying asset/residual life	Up to 1 year	1 to 5 years	Over 5 years	Total
A.1 Financial derivatives on debt securities and interest rates	79,218,704	88,356,854	91,594,736	259,170,294
A.2 Financial derivatives on equity securities and stock indices	2,373,700	998,218	70,631	3,442,549
A.3 Financial derivatives on exchange rates and gold	1,859,443	130,723	10,828	2,000,994
A.4 Financial derivatives on other underlying assets	220,001	46,235	-	266,236
A.5 Other financial derivatives	-	-	-	-
Total 31 12 2024	83,671,848	89,532,030	91,676,195	264,880,073
Total 31 12 2023	73,937,669	77,240,084	82,640,808	233,818,561

B. Credit derivatives

B.1. Credit derivatives for trading: end of period notional amounts

	Trading book
Transaction categories	single name	with multiple counterparties (basket)
1. Purchases of protection
a) Credit default products	136,203	59,500
b) Credit spread products	-	-
c) Total rate of return swap	90,908	-
d) Others	-	-
Total 31 12 2024	227,111	59,500
Total 31 12 2023	136,538	50,200
2. Sales of protection	-	-
a) Credit default products	1,555,724	59,500
b) Credit spread products	-	-
c) Total rate of return swap	-	-
d) Others	-	-
Total 31 12 2024	1,555,724	59,500
Total 31 12 2023	2,405,174	13,700

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B.2. OTC credit derivatives: gross positive and negative fair value - breakdown by products

	Total 31 12 2024	Total 31 12 2023
1. Positive fair value	-	-
a) Credit default products	3,416	777
b) Credit spread products	-	-
c) Total rate of return swap	29	-
d) Other	-	-
Total	3,445	777
2. Negative fair value	-	-
a) Credit default products	53,769	92,797
b) Credit spread products	-	-
c) Total rate of return swap	74,217	-
d) Other	-	-
Total	127,986	92,797

B.3. OTC credit derivatives for trading: notional amounts, gross fair value (positive and negative) by counterparties

31 12 2024

Contracts not subject to netting agreements	Central counterparties	Banks	Other financial companies	Other entities
Contracts not subject to master netting agreements
1) Purchase of protection
2) Sales of protection
Contracts subject to master netting agreements
1) Purchase of protection
- notional value	-	38,502	248,109	-
- positive fair value	-	-	162	-
- negative fair value	-	597	82,315	-
2) Sales of protection
- notional value	-	-	1,615,224	-
- positive fair value	-	-	3,282	-
- negative fair value	-	-	45,075	-

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

B.4 Residual life of OTC credit derivatives for trading: notional amounts

Underlying asset/residual life		Up to 1 year	1 to 5 years	Over 5 years	Total
1.	Sales of protection	2,211	673,608	939,406	1,615,225
2.	Purchase of protection	2,888	203,723	80,000	286,611
Total 31 12 2024		5,099	877,331	1,019,406	1,901,836
Total 31 12 2023		96,380	1,291,197	1,218,036	2,605,613

B.5 Credit derivatives related to the fair value option: annual changes

This table was not drawn up as the Group does not apply the hedge accounting rules pursuant to IFRS 9.

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1.3.2 Hedges

Qualitative Information

The Group, in applying IFRS 9, has exercised the option provided by the standard to continue to fully apply IAS 39 for all types of hedging (micro and macro). Therefore, the provisions of IFRS 9 in terms of hedging do not apply.

A. Fair value hedging

The purpose of interest rate risk hedging is to protect the banking book from changes in the fair value of deposits and loans caused by movements in the interest rate curve or to reduce the variability of cash flows linked to a particular asset/liability.

The risk predominantly hedged is the interest rate risk with fair value hedges, for a total of approximately EUR 20.6 bn in nominal amount of hedging derivatives.

The Group uses the following hedges to manage interest rate risk:

•	fair value micro hedges: hedging of trading assets (loans/mortgage loans), security portfolio and bonds;

•	fair value macro hedges: hedging of non-trading assets (loans/mortgage loans) and corporate funding (time deposits).

The fair value hedges at Group level regard both micro hedges of assets and liabilities, identified specifically and represent-ed by government bonds in the Banking Book and bonds issued by the Parent Company, as well as macro hedges (version with bottom layer approach) of retail fixed-rate deposits.

The derivatives used for this purpose are primarily interest rate swaps (IRS) and options on rates realised with third parties or with other companies of the Group which, in return, hedge the market risk so that the requirements for outsourcing hedg-ing with counterparties, necessary to qualify the hedging at the consolidated financial level, are complied with.

Derivatives are not listed in regulated markets, but are traded within the scope of OTC circuits. OTC agreements also in-clude those brokered through Clearing Houses.

B. Cash-flow hedging

Hedging activities carried out by the Group aim at covering exposure to fluctuations in future cash flows, attributable to changes in the interest rate curve, associated with a specific asset/liability, as payments of future floating interests on a payable/receivable or to a highly probable future transaction.

The Group adopts only specific hedges (micro cash flow hedge) of floating interest securities.

Hedging derivatives for cash flow hedging transactions, predominantly interest rate swaps (IRS), amounts to about EUR 1,392 mln in nominal value.

C. Hedging of foreign investments

The Group does not have any such hedging in place.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

D. Hedging instruments

The main causes of ineffectiveness of the model adopted by the Group for verifying the effectiveness of hedges are attributable to the following phenomena:

•	mismatch between notional amount of the derivative and the underlying hedged item recognised at the time of initial designation or generated subsequently, such as in the case of partial repayments of loans or repurchases of bonds;

•	inclusion in the effectiveness test of the value of the variable interest rate cash flows of the hedging derivative, assuming a fair value hedge.

The ineffectiveness of the cover is promptly detected for the purposes: (i) the determination of the effect on the income statement; and (ii) the assessment as to whether hedge accounting rules can continue to be applied.

The Group does not use dynamic hedges, as defined in IFRS 7, paragraph 23C.

E. Hedged items

The main types of hedged items for the Group are:

•	debt securities under assets;

•	debt securities issued;

•	fixed-rate commercial loans;

•	optional component implicit in the floating-rate mortgage loans;

•	fixed-rate commercial funding.

E.1 Debt securities under assets

Hedging relationships of these assets are especially of a micro fair value hedge type; derivatives used for this purpose are mainly IRS and the hedged risk is the interest rate risk.

The Dollar Offset Method is used to verify the efficacy of the hedge. This method is based on the relationship between the cumulated changes (from the beginning of the hedging) in the fair value of the hedging instrument, attributable to the hedged risk, and the past changes in the fair value of the hedged item, net of the accrued interest component.

E.2 Debt securities issued

These are securities covered by hedges in the fair value micro hedge category; derivatives used as hedging instruments are primarily IRS. The hedged risk is the interest rate risk.

The Dollar Offset Method is used to verify the efficacy of the hedge. This method is based on the relationship between the cumulated changes (from the beginning of the hedging) in the fair value of the hedging instrument, attributable to the hedged risk, and the past changes in the fair value of the hedged item, net of the accrued interest component.

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 E.3 Fixed-rate commercial loans

In these cases, the hedging relationships in place are of a macro fair value hedge type and the derivatives used as hedging instruments are primarily IRS. The hedged risk is the interest rate risk.

For macro hedges, the hedged loan portfolio is open-ended, i.e. dynamically composed of fixed interest rate loans hedged, at an aggregate level, through hedging derivatives entered into over time.

The effectiveness of the macro hedging on fixed-rate loans is periodically verified through specific forward- and back-ward-looking tests aimed at demonstrating that the possible hedged portfolio contains an amount of assets for which the sensitivity profile and the changes in the fair value for the interest rate risk can be said to match those of the hedging derivatives. It should be noted that for the purpose of the forward- and backward-looking tests, the hedged portfolio takes into account the prepayment estimates, determined on the basis of the model used from time to time to manage interest rate risk.

E.4 Optional component implicit in the floating-rate mortgage loans

The optional components implicit in mortgage loans with floating interest rate are hedged with a fair value macro hedge using, as hedging instruments, cap/floor options.

The effectiveness of the hedging is verified by using the resilience of the capacity test.

E.5 Fixed-rate commercial funding

Fixed-rate commercial funding is subject to hedging relationships in the fair value macro hedge category, mainly through the use of hedging instruments such as IRS derivatives. The hedged risk is the interest rate risk.

The effectiveness of the macro hedges on the commercial funding with fixed interest rate is verified using the Dollar Offset Method. This method is based on the relationship between the cumulated changes (from the beginning of the hedging) in the fair value of the hedging instrument, attributable to the hedged risk, and the past changes in the fair value of the hedged item. The effectiveness is verified through a capacity test that compares the amount of the hedged items and the amount of the hedging instrument.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Other information

Following is the table containing details, by nominal amounts, of the hedging according to the reference index of the inter-est rates.

	Assets			Liabilities
	Nominal hedging			Nominal hedging
Interest rate	Micro-FVH	Macro FVH	Micro-CFH	Micro-FVH	Macro FVH	Total
EURIBOR 1M		1,430,355		500,000		1,930,355
EURIBOR 3M		1,978,879		750,000		2,728,879
EURIBOR 6M	3,511,692	6,737,032	1,392,000	3,488,500	108,699	15,237,924
USD 3M LIBOR	372,509					372,509
FALLBACK SOFR
USD SOFR	48,128					48,128
EURIBOR 30Y CMS	80,097					80,097
ESTR	199,000					199,000
Total	4,211,426	10,146,266	1,392,000	4,738,500	108,699	20,596,892

The table shows the notional amounts of hedging derivatives inclusive of the netting carried out pursuant to IAS 32.

As explained in Part A Accounting Policies, the Group has applied, as of the 2019 Financial Statements, Regulation No. 34/2020 of 15 January 2020, which adopted the document issued by the IASB in September 2019 on the “Reform of Interest Rate Benchmarks (Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: recognition and measurement” and IFRS 7 “Financial instruments: supplementary information’). With the regulation in question, a number of changes were introduced in the area of hedge accounting with the aim of avoiding that uncertainties about the amount and timing of cash flows resulting from the rate reform could lead to the discontinuation of existing hedges and difficulties in designating new hedging relationships.

The Group’s hedging derivatives are mainly indexed to Euribor, the calculation methodology of which was revised during 2019 through the adoption of a hybrid-type calculation methodology, which fully complies with the requirements for so-called critical benchmarks, the EU Benchmark Regulation 2016/1011 and the IOSCO principles.

Therefore, the Group does not consider there to be any uncertainty about the timing or amount of cash flows parameterised to Euribor and does not consider Euribor-linked hedges to be impacted by the reform, in continuity with the approach already adopted in previous years.

As at 31 December 2024, there were no rate-indexed hedges impacted by the IBOR Reform, pursuant to paragraph 24H of IFRS 7.

BANCA MONTE DEI PASCHI DI SIENA

Quantitative Information

A. Financial hedging derivatives

A.1 Financial hedging derivatives: end of period notional amounts

	Total 31 12 2024				Total 31 12 2023
	Over the counter				Over the counter
		No Central counterparties				No Central counterparties
Underlying asset/Type of derivative	Central couterparties	Contracts subject to master netting agreements	Contracts not subject to master netting agreements	Organised financial markets	Central couterparties	Contracts subject to master netting agreements	Contracts not subject to master netting agreements	Organised financial markets
1. Debt securities and interest rate	-	21,524,440	-	-	-	21,298,226	-	-
a) Options	-	2,969,649	-	-	-	3,971,432	-	-
b) Swaps	-	18,554,791	-	-	-	17,326,794	-	-
c) Forward	-	-	-	-	-	-	-	-
d) Futures	-	-	-	-	-	-	-	-
e) Other	-	-	-	-	-	-	-	-
2. Equity securities and stock indices	-	-	-	-	-	-	-	-
a) Options	-	-	-	-	-	-	-	-
b) Swaps	-	-	-	-	-	-	-	-
c) Forward	-	-	-	-	-	-	-	-
d) Futures	-	-	-	-	-	-	-	-
e) Other	-	-	-	-	-	-	-	-
3. Exchange rates and gold	-	372,509	-	-	-	350,226	-	-
a) Options	-	-	-	-	-	-	-	-
b) Swaps	-	372,509	-	-	-	350,226	-	-
c) Forward	-	-	-	-	-	-	-	-
d) Futures	-	-	-	-	-	-	-	-
e) Other	-	-	-	-	-	-	-	-
4. Commodities	-	-	-	-	-	-	-	-
5. Other underlying	-	-	-	-	-	-	-	-
Total	-	21,896,949	-	-	-	21,648,452	-	-

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

A.2 Financial hedging derivatives: gross positive and negative fair value - breakdown by products

	Total 31 12 2024				Total 31 12 2024
	Over the counter				Over the counter
		No Central counterparties				No Central counterparties
Underlying asset/Type of derivative	Central couterparties	Contracts subject to master netting agreements	Contracts not subject to master netting agreements	Organised financial markets	Central couterparties	Contracts subject to master netting agreements	Contracts not subject to master netting agreements	Organised financial markets
1. Positive fair value
a) Options	-	8,130	-	-	-	12,785	-	-
b) Interest rate swap	-	466,902	-	-	-	998,597	-	-
c) Cross currency swap	-	-	-	-	-	-	-	-
d) Equity swap	-	-	-	-	-	-	-	-
e) Forward	-	-	-	-	-	-	-	-
f) Futures	-	-	-	-	-	-	-	-
g) others	-	-	-	-	-	-	-	-
Total	-	475,032	-	-	-	1,011,382	-	-
2. Negative fair value
a) Opzioni	-	32,533	-	-	-	33,509	-	-
b) Interest rate swap	-	661,006	-	-	-	593,369	-	-
c) Cross currency swap	-	74,352	-	-	-	42,905	-	-
d) Equity swap	-	-	-	-	-	-	-	-
e) Forward	-	-	-	-	-	-	-	-
f) Futures	-	-	-	-	-	-	-	-
g) Others	-	-	-	-	-	-	-	-
Total	-	767,891	-	-	-	669,783	-	-

BANCA MONTE DEI PASCHI DI SIENA

A.3 Financial OTC hedging derivatives: notional amounts, gross positive and negative fair value by counterparties

31 12 2024

	Central		Other financial
Contracts not subject to netting agreements	counterparties	Banks	companies	Other entities
Contracts not subject to master netting agreements
1) Debt securities and interest rates
2) Equity securities and stock indices
3) Exchange rates and gold
4) Commodities
5) Other underlying
Contracts subject to master netting agreements
1) Debt securities and interest rates
- notional value	-	20,792,864	731,576	-
- positive fair value	-	458,385	16,648	-
- negative fair value	-	596,959	96,580	-
2) Equity securities and stock indices
3) Exchange rates and gold
- notional value	-	372,509	-	-
- positive fair value	-	-	-	-
- negative fair value	-	74,352	-	-
4) Commodities
5) Other underlying

A.4 Residual life of financial OTC hedging derivatives: notional amounts

Underlying asset/residual life	Up to 1 year	1 to 5 years	Over 5 years	Total
A.1 Financial derivatives on debt securities and interest rates	448,488	8,227,672	12,848,280	21,524,440
A.2 Financial derivatives on equity securities and stock indices	-	-	-	-
A.3 Financial derivatives on exchange rates and gold	372,509	-	-	372,509
A.4 Financial derivatives on other underlying assets	-	-	-	-
A.5 Other financial derivatives
Total 31 12 2024	820,997	8,227,672	12,848,280	21,896,949
Total 31 12 2023	2,296,632	4,902,199	14,449,621	21,648,452

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

B. Credit hedging derivatives

B.1 Credit hedging derivatives: end of period notional amounts

B.2 Credit hedging derivatives: gross positive and negative fair value - breakdown by products

B.3 OTC credit hedging derivatives: notional amounts, gross positive and negative fair value by counterparties

B.4 Residual life of OTC credit hedging derivatives: notional amounts

The table above was not completed as the Group had no outstanding credit hedging derivatives for either the current or the previous year.

C. Non-derivative hedging instruments

C.1 Hedging instruments other than derivatives: breakdown by accounting portfolio and type of hedge

The Group avails itself of the possibility, envisaged upon the introduction of IFRS 9, to continue to apply all hedge account-ing provisions of IAS 39 (carved out version endorsed by the European Commission) for all types of hedge (both micro and macro hedges). For this reason, the Group has no financial instruments in its portfolio which would be reported in the table.

BANCA MONTE DEI PASCHI DI SIENA

D. Hedged instruments

The Group avails itself of the possibility, envisaged upon the introduction of IFRS 9, to continue to apply all hedge account-ing provisions of IAS 39 (carved out version endorsed by the European Commission) for all types of hedge (both micro and macro hedges).

D.1 Fair value hedging

			Micro-hedge
	Micro hedge: book value	Micro-hedges - net positions: balance sheet value of assets or liabilities (before netting)	Cumulative changes in fair value of the hedged instrument	termination of hedge: residual cumulative changes in fair value	Change in value used to recognise the ineffectiveness of the hedge	Macro hedge: book value
A. Assets
1. Financial assets measured at fair value through other comprehensive income– hedge of:	257,911	-	(344)	(25,553)	(141)
1.1 debt securities and interest rate	257,911	-	(344)	(25,553)	(141)	X
1.2 Equity	-	-	-	-	-	X
1.3 Foreign exchange and gold	-	-	-	-	-	X
1.4 Credits	-	-	-	-	-	X
1.5 Other	-	-	-	-	-	X
2. Financial assets measured at amortaised cost –hedge of:	3,916,758	-	214,476	(329,261)	10,183	9,915,422
2.1 debt securities and interest rate	3,534,477	-	202,556	(329,261)	10,183	X
2.2 Equity		-	-	-	-	X
2.3 Foreign exchange and gold	382,281	-	11,920	-	-	X
2.4 Credits						X
2.5 Other						X
Total 31 12 2024	4,174,669	-	214,132	(354,814)	10,042	9,915,422
Total 31 12 2023	5,188,517	-	(167,319)	(19,328)	151,449	11,285,899
B. Liabilities
1. Financial liabilitites measured at amortised cost -hedge of:	4,824,626	-	(20,223)	(33,951)	88,025	108,007
1.1 debt securities and interest rate	4,824,626	-	(20,223)	(33,951)	88,025	X
1.2 Foreign exchange and gold	-	-	-	-	-	X
1.3 Other	-	-	-	-	-	X
Total 31 12 2024	4,824,626	-	(20,223)	(33,951)	88,025	108,007
Total 31 12 2023	3,204,465	-	(111,131)	(121,725)	117,192	792,263

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

D.2 Cash-flow and foreign investment hedging

	Change in value used to recognise hedging ineffectiveness Hedging of foreign investments	hedging reserves	Termination of hedging: residual value of hedging reserves
A. Cash flows hedge
1. Assets	16,910	19,293	-
1.1 debt securities and interest rate	16,910	19,293	-
1.2 Equity	-	-	-
1.3 Foreign exchange and gold	-	-	-
1.4 Creditiì	-	-	-
1.5 Other	-	-	-
1. Financial liabilitites measured at amortised cost -hedge of:	-	-	-
1.1 debt securities and interest rate	-	-	-
1.2 Foreign exchange and gold	-	-	-
1.3 Other	-	-	-
Total A 31 12 2024	16,910	19,293	-
Total A 31 12 2023	2,383	2,383
B. Hedging of foreign investments	X	-	-
Total (A+B) 31 12 2024	16,910	19,293	-
Total (A+B) 31 12 2023	2,383	2,383

E. Effects of hedging transactions on equity

E.1. Reconciliation of equity items

		Cash flows hedge reserve					Reserve from hedging foreign investments
		Debt securities and interest rate	Equity instruments and stock indicies	Currencies and gold	Credits	Others	Debt securities and interest rate	Equity instruments and stock indicies	Currencies and gold	Credits	Others
Opening balance		2,383
Fair value change		16,910
Reversal to profit and loss
-	of which: future transactions not expected						X	X	X	X	X
Other changes
-	of which: transfer at initial book value of hedged instruments						X	X	X	X	X
Closing balance		19,293	-	-			-	-	-

BANCA MONTE DEI PASCHI DI SIENA

1.3.3 Other information on derivatives (trading and hedging)

A. Financial and credit derivatives

A.1 OTC financial and credit derivatives: net fari value by counterparties

31 12 2024

	Central		Other financial
Underlying assets	counterparties	Banks	companies	Other entities
A. Financial derivatives
1. Debt securities and interest rates
- notional value	-	71,147,765	176,789,740	-
- positive fair value	-	307,022	742,242	-
- negative fair value	-	-	-	-
2. Equity securities and stock indices
- notional value	-	-	-	-
- positive fair value	-	-	-	-
- negative fair value	-	-	-	-
3. Exchange rates and gold
- notional value	-	-	-	-
- positive fair value	-	-	-	-
- negative fair value	-	-	-	-
4) Commodities
- notional value	-	-	-	-
- positive fair value	-	-	-	-
- negative fair value	-	-	-	-
4. Other underlying
- notional value	-	-	1,531,358	-
- positive fair value	-	-	-	-
- negative fair value	-	-	1,254	-
B. Credit derivatives
1. Purchase of protection
- notional value	-	-	138,813	-
- positive fair value	-	-	-	-
- negative fair value	-	-	187	-
2. Sales of protection
- notional value	-	-	-	-
- positive fair value	-	-	-	-
- negative fair value	-	-	-	-

The table shows the positive or negative fair values of the derivatives subject to offsetting pursuant to IAS 32.42.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

In particular, it relates to the over-the-counter (OTC) financial and credit derivatives for trading and hedging that are out-standing through various third-party cleaning members with whom the Prent Company has entered into clearing agree-ments, drafted in accordance with international standards (ISDA/FIA contract forms), for which fair values have been offset in the financial statements.

For OTC financial derivatives on ‘Debt securities and interest rates’, the offsetting result is a positive EUR 1,049.3 mln split between banking counterparties and other financial companies (positive fair value of EUR 6,976.1 mln and negative fair value of EUR 5,926.8 mln), of which EUR 19.8 mln is attributable to hedging derivatives and EUR 1,029.5 mln to trading de-rivatives. There are also OTC financial derivatives, sub-item ‘Other’, the offsetting result of which is a total negative EUR 1.3 mln (negative fair value of EUR 10.7 mln and positive fair value of EUR 9.4 mln), attributable entirely to trading derivatives.

BANCA MONTE DEI PASCHI DI SIENA

1.4 – Liquidity risk

Qualitative Information

A. Liquidity risk: general aspects, operational processes and measurement methods

In 2024, the Montepaschi Group continued the evolution, strengthening and streamlining of its strategic and operational liquidity risk management processes, paying particular attention to, inter alia, the analysis of risk factors related to climate and environmental changes and their possible impact on the Group’s liquidity situation, as well as investments in the auto-mation of processes aimed at reducing operational risks.

Group Liquidity Risk Framework

The Montepaschi Group has used a Liquidity Risk Framework for many years now, intended as the set of tools, methodol-ogies, organisational and governance set-ups which ensures both compliance with national and international regulations and adequate liquidity risk governance in the short (Operating Liquidity) and medium/long (Structural Liquidity) term, under business as usual and stress conditions.

The reference Liquidity Risk model for the Montepaschi Group is “centralised” and calls for the management of short-term liquidity reserves and medium/long-term financial balance at Parent Company level, guaranteeing solvency on a consoli-dated and individual basis for the subsidiaries.

The internal assessment of liquidity adequacy is a process that is part of the more general Risk Management macro-pro-cess, in direct connection with the Risk Appetite Framework (RAF) through the annual formulation of the Risk Appetite Statement (RAS) with related thresholds.

The overall internal liquidity adequacy assessment takes place periodically as part of the strategic ILAAP (Internal Liquidity Adequacy Assessment Process) process consisting mainly of:

•	ILAAP Outcomes, or quantitative (inherent risk) and qualitative (risk management and controls) assessments on risk positioning prepared by the Risk Management function and submitted to the Board of Directors, the document accom-panied by the so-called Liquidity Adequacy Statement (LAS), i.e., the summary statement of the Board of Directors which expresses its vision and awareness for the purposes of liquidity adequacy management;

•	ILAAP ongoing, which consists substantially of periodical analyses of liquidity adequacy which are described in reports to the corporate bodies.

Liquidity Risk Management

The management of the Group’s Operational Liquidity aims at ensuring the capacity of the Montepaschi Group to meet the cash payment obligations within a short-term time frame. The essential condition for a normal course of business in banking is the maintenance of a sustainable imbalance between cash inflows and outflows in the short term. From the op-erational perspective, the benchmark metric in this respect is the difference between net cumulative cash flows and Coun-terbalancing Capacity, i.e. the reserve of liquidity in response to stress conditions over a short time horizon, in addition to the Liquidity Coverage Ratio (LCR) regulatory measure - Delegated Act. From the extremely short-term perspective, the Group adopts a system for the analysis and monitoring of intraday liquidity, with the goal of ensuring normal development during the day of the bank’s treasury and its capacity to meet its intraday payment commitments.

Management of the Group’s Structural Liquidity is intended to ensure the structural financial balance by maturity buckets over a time horizon of more than one year, both at Group and individual company level. Maintenance of an adequate dy-namic ratio between medium/long-term assets and liabilities is aimed at preventing current and prospective short-term funding sources from being under pressure. In addition to the regulatory measure of the Net Stable Funding Ratio (NSFR), provided for by the so-called CRR2, the reference metrics are the so-called gap ratios, which measure both the ratio of total deposits to loans with maturities over 1 year and over 5 years, and the ratio of deposits to commercial loans79. The Monte-paschi Group also defined and formalised:

79	Regulation (EU) 2019/876 of the European Parliament and of the Council of 20 May 2019 amending Regulation (EU) no. 575/2013 with regard to leverage ratio, net stable funding ratio, own funds and eligible liabilities requirements, counterparty risk, market risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures, reporting and disclosure requirements and Regulation (EU) no. 648/2012.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

•	the asset encumbrance management and monitoring framework with the goal of analysing:

-	the overall degree of encumbrance of total assets;

-	the existence of a sufficient quantity of assets that may be encumbered but which are free;

-	the capacity to transform bank assets into eligible assets (or in an equivalent manner, to encumber non-eligible as-sets in bilateral transactions);

and

•	the monitoring framework of the concentration risk, with the goal of analysing:

-	the concentration of the funding sources, by counterparty and by type of channel;

-	the concentration of the assets composing the liquidity reserves of the Group.

The liquidity position is monitored under business-as-usual conditions and under specific, system-wide and/or combined stress scenarios (with adverse and extreme intensity) according to the Liquidity Stress Test Framework. The purposes of these exercises are:

•	to show, in a timely manner, the main Group’s vulnerability to liquidity risk;

•	to calculate the survival time frame under stress conditions;

•	to enable a prudential determination of surveillance levels, to be applied to the Liquidity Risk measurement metrics within the scope of the annual Risk Appetite Statement.

Within the scope of Risk Appetite Framework, the Liquidity Risk Framework identifies the tolerance thresholds for liquid-ity risk, that is to say the maximum risk exposure deemed sustainable in a business-as-usual scenario and under stress conditions. The short/medium and long-term liquidity risk limits derive from the setting of these risk appetite thresholds.

The system of operating limits, known as Liquidity Risk Limits, is defined so as to make it possible to promptly identify approaches to the risk tolerance threshold as defined in the annual Risk Appetite Statement process.

In order to immediately identify the emergence of vulnerabilities in the liquidity’s position, the Group has developed a range of early warnings, classified as generic or specific, also in the ESG sphere, depending on whether the individual indicator is designed to detect potential vulnerabilities in the overall economic context of reference or in the Group structure.

With specific reference to climatic and environmental risk factors, the updated materiality analysis confirmed them as non-material, by virtue of the low impact in terms of liquidity outflows on customer deposits and the pull on available credit lines by the physical events analysed, namely flood, landslide, fire, wind and earthquake.

The materiality analyses were also extended to non-environmental climate risks (water and bio-diversity) returning, again, a non-material outcome.

Group’s Liquidity Management

Operating and Structural Liquidity management is governed by the Parent Company’s Liquidity Management Department, which is responsible for defining and implementing funding strategies in the short and medium/long-term.

With reference to the management of Operating Liquidity, Liquidity Management manages the “liquidity reserves” so as to guarantee the Parent Company’s capacity to deal with expected and unexpected outflows, to that end making recourse to various interbank market instruments (unsecured deposits, collateralised deposits, repos) as well as transactions with the European Central Bank.

With reference to the management of Structural Liquidity, the aforementioned function pursues the objectives detailed in the annual Funding Plan, which operationally implements the medium-long term strategies defined in the “Liquidity and Funding Strategy”. The Group’s Liquidity and Funding Strategy defines the funding activity guidelines of the Montepaschi Group in terms of risk appetite, with a multi-year time horizon, in compliance with the long-term risk tolerance thresholds on operating and structural liquidity indicators, internal and regulatory, defined within the Group’s Risk Appetite Statement (RAS).

In addition, to complete the Funding Plan, the same function prepares the Contingency Funding Plan, which represents the operational tool for liquidity risk management intended to define intervention strategies in the case of liquidity tensions, laying out procedures and actions that may be promptly activated to obtain sources of funds in a stress scenario.

BANCA MONTE DEI PASCHI DI SIENA

Liquidity position: regulatory indicators

The Montepaschi Group uses the following main indicators to assess its liquidity profile:

•	Liquidity Coverage Ratio (LCR), which is the short-term liquidity indicator corresponding to the ratio between the amount of high quality liquid assets and the total net cash outflows in the subsequent 30 calendar days. The indicator must comply with a minimum regulatory requirement of 100% and is subject to supervisory reporting on a monthly basis;

•	Net Stable Funding Ratio (NSFR), which is the structural 12-month liquidity indicator corresponding to the ratio between the available stable funding amount and the compulsory stable funding amount. This indicator, whose regulatory minimum requirement is 100% is subject to supervisory reporting on a quarterly basis;

•	Loan to Deposit Ratio, which represents the ratio of loans to customers to direct deposits (understood as the sum of the following items: due to customers, securities in issue and financial liabilities designated at fair value).

Following are the three indicators in the reporting financial year compared with the previous financial year:

Indicator	31 12 2024	31 12 2023
LCR	166.5%	163.3%
NSFR	134.1%	130.1%
Loan to Deposit Ratio	82.3	84.7

In general, the development of regulatory liquidity indicators during 2024 was influenced by the maturity in March and June 2024 of the last two outstanding TLTRO III tranches, which were only partially replaced by MRO and LTRO auctions; In de-tail, the total amount of indebtedness to the ECB as at 31 December 2024 was EUR 8.5 bn (EUR 13.0 bn as at 31 December 2023), of which LTRO amounted to EUR 5 bn and MRO to EUR 3.5 bn.

The short-term liquidity indicator, the Liquidity Coverage Ratio (LCR), as at 31 December 2024, was 166.5%, which is higher than the applicable minimum regulatory requirement for 2024 and lower than in December 2023 (163.3%).

The medium/long-term liquidity indicator, the Net Stable Funding Ratio (NSFR), was 134.1% as at 31 December 2024, high-er than the minimum regulatory requirement for 2024, and down from December 2023 (130.1%).

As at 31 December 2024, the operating liquidity position showed an unencumbered counterbalancing capacity level of EUR 33 bn, up compared to 31 December 2023 (EUR 29.8 bn).

Faced with institutional maturities for the year 2024 of EUR 3.3 bn, represented by: EUR 0.75 bn senior unsecured, about EUR 2.3 bn covered bonds and about EUR 0.25 bn bilateral funding, and a starting situation of excess liquidity, the Funding Plan 2024 envisaged a return to public covered issues and senior public issues; the latter, in particular, were planned in order to meet MREL targets and to improve structural liquidity indicators.

Public unsecured issues amounted to EUR 1.25 bn during the year (exceeding the planned target), while covered bond issues amounted to EUR 1.5 bn (of which EUR 0.75 bn represented the first social European covered bond issued by Banca MPS).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Quantitative Information

1. Breakdown of financial assets and liabilities by residual contractual duration - Currency: Euro

31 12 2024

Account	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 month	3 to 6 month	6 month to 1 year	1 to 5 years	Over 5 years	Unspecified maturity
Balance-sheet assets	10,927,629	15,178,156	2,259,259	2,038,085	5,523,734	5,567,402	6,132,879	26,858,539	37,265,013	544,118
A.1 Government securities	-	3,335	178,269	71,511	680,666	282,119	313,889	6,203,572	6,189,648	-
A.2 Other debt securities	116,777	931	704	20,615	52,574	86,442	103,784	536,967	2,476,095	3,431
A.3 Units of UCITS	271,238	-	-	-	13	-	-	-	-	-
A.4 Loans	10,539,614	15,173,890	2,080,286	1,945,959	4,790,481	5,198,841	5,715,206	20,118,000	28,599,270	540,687
- Banks	3,204,840	10,960,817	421,515	178,844	200,355	48,764	32,797	35,936	26,261	535,006
- Customers	7,334,774	4,213,073	1,658,771	1,767,115	4,590,126	5,150,077	5,682,410	20,082,064	28,573,009	5,681
Balance-sheet liabilities	70,740,978	5,769,024	4,558,666	1,592,970	7,273,227	2,307,152	3,231,305	6,442,516	2,875,004	-
B.1 Deposits and current accounts	66,765,568	92,647	466,472	453,160	1,398,503	1,385,597	1,773,226	476,197	3,139	-
- Banks	69,027	-	-	-	-	-	-	-	-	-
- Customers	66,696,541	92,647	466,472	453,160	1,398,503	1,385,597	1,773,226	476,197	3,139	-
B.2 Debt securities	504,757	-	-	109,441	74,490	786,874	1,196,525	5,605,150	2,376,658	-
B.3 Other liabilities	3,470,653	5,676,377	4,092,194	1,030,369	5,800,234	134,681	261,554	361,169	495,207	-
Off-balance-sheet transactions
C.1 Financial derivatives with exchange of principal
- long positions	12,900	227,067	100,191	785,446	607,425	369,021	94,939	16,376	56,466	-
- short positions	85,743	182,311	39,441	295,901	255,747	190,691	124,051	92,478	774,174	-
C.2 Financial derivatives without exchange of principal
- long positions	7,309,273	3	-	239	31,211	18,053	58,611	-	-	-
- short positions	5,894,494	1,355	17,407	224	15,015	41,539	75,574	-	-	-
C.3 Deposits and borrowings to be received
- long positions	-	22,614,461	-	-	-	-	-	-	-	-
- short positions	-	22,010,403	502,065	-	101,993	-	-	-	-	-
C.4 Irrevocable commitments to disburse funds
- long positions	339,640	9,073,944	204,046	545,754	185,581	-	8,282	230,511	989,827	-
- short positions	1,568,261	10,009,326	-	-	-	-	-	-	-	-
C.5 Financial guarantees given	9,336	-	17	99	715	1,853	3,028	6,732	3,097	-
C.6 Financial guarantees received	-	-	-	-	-	-	-	-	-	-
C.7 Credit derivatives with exchange of principal
- long positions	-	-	-	-	-	-	2,211	624,108	1,019,406	-
- short positions	-	-	-	-	-	-	2,211	624,108	1,019,406	-
C.8 Credit derivatives without exchange of principal
- long positions	3,409	-	-	-	-	-	-	-	-	-
- short positions	77,597	-	-	-	-	-	-	-	-	-

BANCA MONTE DEI PASCHI DI SIENA

2. Breakdown of financial assets and liabilities by residual contractual duration - Currency: Other

31 12 2024

Account	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 month	3 to 6 month	6 month to 1 year	1 to 5 years	Over years 5	Unspecified maturity
Balance-sheet assets	244,293	45,144	57,104	87,247	338,028	150,227	26,871	78,491	641,523	3,092
A.1 Government securities	-	-	-	-	17	1,048	1,081	868	64,640	-
A.2 Other debt securities	-	-	2,082	2	11,673	8,937	18,578	74,533	576,883	-
A.3 Units of UCITS	15,520	-	-	-	-	-	-	-	-	-
A.4 Loans	228,773	45,144	55,022	87,245	326,338	140,242	7,212	3,090	-	3,092
- Banks	176,926	22,992	14,064	28,184	48,618	24,727	1,928	664	-	-
- Customers	51,847	22,152	40,957	59,061	277,720	115,515	5,284	2,426	-	3,092

Balance-sheet liabilities	563,338	33,208	70,707	4,813	222,375	39,807	1,738	-	-	-
B.1 Deposits and current accounts	559,764	33,208	70,707	4,813	5,371	39,807	1,738	-	-	-
- Banks	12,881	32,727	1,745	-	-	-	-	-	-	-
- Customers	546,883	481	68,962	4,813	5,371	39,807	1,738	-	-	-
B.2 Debt securities	-	-	-	-	-	-	-	-	-	-
B.3 Other liabilities	3,574	-	-	-	217,004	-	-	-	-	-

Off-balance-sheet
transactions
C.1 Financial derivatives with exchange of principal
- long positions	-	454,876	87,157	268,422	190,982	113,961	141,530	8,706	-	-
- short positions	14,438	505,321	168,583	102,345	534,127	111,133	145,839	10,960	3,609	-
C.2 Financial derivatives without exchange of principal
- long positions	43,449	-	-	-	-	-	-	-	-	-
- short positions	44,314	-	-	-	-	-	-	-	-	-
C.3 Deposits and borrowings to be received
- long positions	-	-	-	-	-	-	-	-	-	-
- short positions	-	-	-	-	-	-	-	-	-	-
C.4 Irrevocable commitments to disburse funds
- long positions	-	-	9,659	1,062	2,449	124	-	-	-	-
- short positions	3,635	9,659	-	-	-	-	-	-	-	-
C.5 Financial guarantees given	66	-	-	-	4	-	178	-	-	-
C.6 Financial guarantees received	-	-	-	-	-	-	-	-	-	-
C.7 Credit derivatives with exchange of principal
- long positions	-	-	-	-	-	2,888	-	43,315	-	-
- short positions	-	-	-	-	-	2,888	-	43,315	-	-
C.8 Credit derivatives without exchange of principal
- long positions	-	-	-	-	-	-	-	-	-	-
- short positions	-	-	-	-	-	-	-	-	-	-

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Self-securitisations

The securitisation transactions whereby the Group underwrites securities issued by vehicle companies (self-securitisa-tions), or for which only securities fully subscribed by the Group remained outstanding, are not shown in the tables of Part E of the Notes to the Financial Statements, section “C. Asset securitisation and disposal transactions”, pursuant to the provisions of Circular 262 of the Bank of Italy.

Self-securitisations of assets are transactions aimed at improving liquidity risk management by optimising the amount of assets readily available to cover liquidity requirements.

Although the Group’s direct and full underwriting of the notes issued by the vehicles does not make it possible to obtain direct liquidity from the market, it still provides the Group with securities that could be used for ECB refinancing (limited to the senior tranches as ECB eligible) and for purchase agreements by increasing the availability of disposable assets, thus improving the MPS Group safety margin against liquidity risk (counterbalancing capacity). From an accounting point of view, loans continue to be reported under item 40b) “Financial assets measured at amortised cost: loans to customers” on the assets side, while underwritten notes are not reported.

As at 31 December 2024, this category includes the self-securitisations completed in December 2007 (Siena Mortgages 07–5), April 2008 (Siena Mortgages 07-5 II series) and in April 2019 (Siena PMI 2016 Series 2)80.

Siena Mortgages 07-5, I and II series

On 21 December 2007, the Group, through the special purpose vehicle Siena Mortgages 07-5 S.p.A., has finalised a secu-ritisation of performing loans consisting of a portfolio of 57,968 residential mortgage loans for a total of EUR 5,162.4 mln, with EUR 462.8 mln (10,888 mortgage loans) outstanding as at 31 December 2024.

In order to fund the acquisition, the vehicle issued Residential Mortgage Backed Floating Rate Notes (RMBS) in the follow-ing classes, rated by Moody’s and Fitch as at 31 December 2024:

•	class A notes (Aa3 and AA-) for a nominal amount of EUR 4,765.9 mln, of which EUR 4,701.7 mln redeemed;

•	class B notes (Aa3 and AA-), for a nominal amount of EUR 157.4 mln;

•	class C notes (Ba1 and B-), for a nominal amount of EUR 239.0 mln.

At the same time as the securities listed above, the vehicle also issued class D securities for an initial amount of EUR 124.0 mln, the proceeds of which were partly allocated to the establishment of a cash reserve. The target level of the cash re-serve was gradually reduced based on the performance of the transaction: as at 31 December 2024, this reserve amounted to EUR 38.8 mln. The Class D notes were redeemed until reaching the 10% threshold (EUR 12.4 mln).

Through the same special purpose vehicle (Siena Mortgages 07-5 S.p.A.), on 24 April 2008 a second transaction was final-ised (Siena Mortgages 07-5 series 2), collateralised by a separate pool of assets consisting of an additional sale of a port-folio of performing loans composed of 41,888 residential mortgage loans for a total of EUR 3,416.0 mln and with a residual life of about 20 years. As at 31 December 2024, this portfolio had a residual debt of EUR 342.4 mln (6,778 mortgages).

In order to fund acquisition of the loans, the vehicle issued RMBS notes in the following classes, rated by Moody’s and Fitch as at 31 December 2024:

•	class A notes (Aa3 and A+) for a pair value of EUR 3,129.4 mln, of which EUR 3,074.9 mln redeemed;

•	class B notes (Aa3 and A+), for a nominal amount of EUR 108.3 mln;

•	class C notes (NR and CCC), for a nominal amount of EUR 178.3 mln.

At the same time as the securities listed above, the vehicle also issued class D securities for an initial amount of EUR 82.1 mln, the proceeds of which were partly allocated to the establishment of a cash reserve. The target level of the cash re-serve was gradually reduced based on the performance of the transaction: as at 31 December 2024, this reserve amounted to EUR 25.7 mln. The Class D notes were redeemed until reaching the 10% threshold (EUR 8.2 mln).

80	The Siena PMI 2016 Series 2 transaction, following redemption of the securities placed on the market, became a self-securitisation in 2022 since the outstanding securities were entirely underwritten by the Parent Company.

BANCA MONTE DEI PASCHI DI SIENA

Siena PMI 2016 Series 2

On 12 April 2019, the Group finalised a securitisation transaction through the vehicle named Siena PMI 2016 Srl. The Parent Company sold a portfolio of performing loans granted to Italian small and medium-sized enterprises, amounting to EUR 2,258.4 mln. As of 31 December 2024, the residual debt amounted to EUR 316.1 mln, for 2,793 loan agreements.

To fund the acquisition of the portfolio sold, on 19 June 2019 the SPV issued asset-backed securities (ABS) in the following classes, rated by Fitch and DBRS as at 31 December 2024 as follows:

•	class A1 notes for a nominal amount of EUR 519.4 mln, redeemed in full;

•	class A2 notes for a nominal amount of EUR 813.0 mln, redeemed in full;

•	class B notes for a nominal amount of EUR 225.8 mln, redeemed in full;

•	class C notes for a nominal amount of EUR 271.0 mln, redeemed in full;

•	class B notes (AA and AAH) for a nominal amount of EUR 248.5 mln;

•	class J notes (not rated) for a nominal amount of EUR 180.7 mln.

The class A2 notes were placed with institutional investors for a total of EUR 720 mln; the remaining senior notes, together with the mezzanine and junior notes, were instead underwritten by the Parent Company.

In 2019, the partial sale of the Class A2 notes on the market did not entail the derecognition of the underlying assets from the balance sheet of the assignor bank, which had substantially retained all risks and benefits associated with the owner-ship of the assets sold. Following the full repayment of this class in 2022, the ‘own securitisation without derecognition’ transaction was included in the self-securitisation transactions.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

1.5 – Operational risk

Qualitative Information

A. Operational risk: general aspects, operational processes and measurement methods

General aspects and Framework structure

By an administrative ruling dated 12 June 2008, the Bank of Italy authorised the Group to use internal models for the determination of capital requirements for credit and operational risks. The adoption of the advanced model (AMA) calls for banks to:

1.	adopt an internal organisation which defines the roles of the corporate bodies and functions involved in the risk management process;

2.	establish a control function for data gathering and storing, capital requirement calculation, risk profile assessment and reporting;

3.	perform ongoing checks on the quality of the management system and its compliance with regulatory provisions;

4.	delegate the internal auditing body to perform periodic audits on the operational risk management system;

5.	guarantee over time that the system is actually used by the corporate management (use test).

For this purpose, the Group has adopted an integrated system for operational risk management, i.e. an internal frame-work built around a governance model that involves all companies included in the AMA model scope of application. The approach defines the standards, methods and instruments that make it possible to measure risk exposure and the effects of mitigation by business area.

The advanced approach is designed to integrate all major qualitative and quantitative (LDA-Scenario mixed model) infor-mation sources (information or data).

The quantitative Loss Distribution Approach (LDA) component is based on the collection, analysis and statistical modelling of internal and external time series of loss data (the latter supplied by the Italian Database of Operational Losses, DIPO).

The qualitative component focuses on the evaluation of the risk profile of each unit and is based on the identification of relevant scenarios. In this framework, the companies included in the AMA scope area are involved in the: identification of the processes and risks to be assessed; assessment of risks by process managers in charge; identification of possible mit-igation plans; discussion of priorities and technical-economic feasibility of mitigating actions with Head Office functions.

Next is a phase for monitoring progress on the implementation of actions scheduled and compliance with objectives and deadlines.

The Framework identifies the Group Risk Management unit as the operational risk control function.

The Parent Company’s Risk Management unit calculates the capital required to hedge operational risks by the use of different components of the model (internal data, external data, contextual and control factors, qualitative analyses), supports deci-sion-making by Top Management from the standpoint of creating value by containment, mitigation and transfer of the risks detected, and as it does for other companies included in the scope, it gathers internal loss data and identifies the risks to be evaluated in qualitative analyses.

The advanced approach is used for the Parent Company, while the basic methods are adopted for the remaining Group companies. As at 31 December 2024 internal model coverage in terms of the relevant indicator exceeded 90%.

The Risk Management unit has also set up a reporting system which ensures timely information on operational risks for the Top Management, which transposes the strategic principles of the management system into specific operating policies. Reports are regularly submitted to the Risk Management Committee and corporate bodies.

Over time, the adoption of the AMA model has ensured better-informed management of operational risk, guaranteeing a material progressive reduction of the Group’s operational risk.

As of 30 June 2017, the Advanced Measurement Model was changed to increase the historical depth of internal loss data from 5 to 10 years and to introduce the scaling of external data in order to discourage unexpected requirement fluctuations.

BANCA MONTE DEI PASCHI DI SIENA

Quantitative Information

Following is the percentage breakdown of the number of events and operating losses recognised in 2024, broken down into risk classes:

As at 31 December 2024, the number of operational risk events remained largely stable as compared to December 2023, while operational losses increased. The types of event with the greatest impact on the income statement remain attrib-utable to operational and process management shortfalls (under “Process management, execution and delivery”: approx-imately 48% of the total) and the non-fulfilment of professional obligations with customers (under “Customers, products and operating practices’: approximately 38% of the total).

With regard to operational and process management shortfalls, these events mainly refer to cases of debt collection and legal actions.

With regard to breaches of professional obligations towards customers, on the other hand, the events mainly refer to dis-putes over the application of compound interest and over derivative transactions.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

The graph below shows the breakdown of the regulatory requirement by risk class within the AMA scope:

The Regulatory Requirement as at 31 December 2024 slightly increased compared to the requirement of December 2023 (+0.9%), both as a result of the update of the internal loss time series and as a consequence of the increase in operating losses recognised in the year compared to the previous year.

The breakdown of operating losses recognised in the period differs from the breakdown of the requirement in that the latter is calculated using a 10-year historical series of internal and external losses, and was predominantly due to the unexpected loss component.

BANCA MONTE DEI PASCHI DI SIENA

Main types of legal, employment and tax risks

The following were pending as at 31 December 2024:

•	legal proceedings with relief sought, where quantified, totalling EUR 3,400.8 mln.;

•	out-of-court claims with relief sought, where quantified, totalling EUR 81.9 mln.;

•	risks associated with contractual guarantees with relief sought, where quantified, of EUR 271.3 mln.

These amounts, in accordance with IAS 37, include all disputes, out-of-court claims and contractual risks for which the risk of disbursement of economic resources deriving from potential loss has been assessed as likely or possible and, therefore, does not include disputes for which the risk has been assessed as remote. The aforementioned risks were spe-cifically and carefully analysed by the Group, particularly in the presence of a likely risk gradient and if a reliable estimate of the relative amount could be made, and specific and appropriate provisions were allocated to the Provision for Risks and Charges. Without prejudice to the risk of uncertainty that characterises every dispute, the estimate of the obligations that could emerge from the disputes - and therefore the amount of any provisions made - derives from the forecast assess-ments regarding the outcome of the proceedings.

These forward-looking assessments are in any case carried out on the basis of the information available at the time of the estimate and updated during the course of the valuation. As indicated in the paragraphs “Use of estimates and assump-tions when preparing financial statements”, to which reference is made, the complexity of the situations forming the basis of the disputes imply significant elements of proceedings that could affect the if, how much and related materialisation timing of the liability. In this regard, therefore, although the Group’s estimates are considered robust, reliable and compliant with the dictates of reference accounting standards, it cannot be excluded that charges arising on final settlement of the disputes may prove different, even significantly, from those allocated. The above aggregate includes:

1. Legal disputes and out-of-court claims

The following were pending as at 31 December 2024:

•	legal disputes with a total relief sought, where quantified, of EUR 3,320.7 mln, of which approximately EUR 1,603.0 mln as relief sought relating to disputes classified as a “likely” risk, for which provisions for EUR 456.7 mln are recognised and approximately EUR 1,717.7 mln as relief sought attributed to disputes classified as having “possible” risk;

•	out-of-court claims for a total relief sought, where quantified, of approximately EUR 81.9 mln, of which approximately EUR 40.4 mln classified with a “likely” risk of losing the case and approximately EUR 41.5 mln with a “possible” risk of losing the case.

The disputes of greatest relevance by macro-category or individually are illustrated below.

Disputes regarding compound interest, interest rates and conditions

The total relief sought in these disputes as at 31 December 2024 amounted to EUR 184.1 mln (EUR 227.7 mln as at 31 December 2023), while the allocated provisions amounted to EUR 79.7 mln (down from the provision of EUR 97.9 mln as at 31 December 2023).

Dispute regarding claw-back actions in insolvency proceedings

The total relief sought in these disputes as at 31 December 2024 was EUR 30.9 mln (EUR 52.6 mln as at 31 December 2023), while allocated provisions totalled EUR 13.9 mln (a decrease of EUR 17.0 mln compared to 31 December 2023).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Dispute with purchasers of subordinated bonds issued by Group companies

Following the burden-sharing plan implemented in 2017 in application of Italian Law Decree no. 237/2016, some investors who had purchased subordinated bonds issued by the Bank (later becoming shareholders as a result of the aforemen-tioned measure, with resulting losses compared to the amount initially invested) sued the Parent Company, claiming that, at the time of the investment, it did not inform customers regarding the nature and characteristics of the financial instru-ments purchased, also raising objections on the proper fulfilment of obligations with which the Bank must comply as a financial intermediary.

This dispute is primarily related to investments in Lower Tier II bonds; indeed, in the majority of the cases the investors had their securities converted into ordinary shares pursuant to the law, without being able to benefit from the public offering for settlement and exchange promoted by the Bank pursuant to Decree no. 237/2016 (known as Burden Sharing Decree) intended for retail investors only.

However, for the sake of comprehensiveness, we would like to point out other cases where, despite purchasing Upper Tier II securities, the counterparties claim to have been unable to participate in the public offering due to misselling by the Bank, or in any event to have had objections relating to the Upper Tier II securities purchased after 31 December 2015 (cut-off date). Lastly, a limited number of disputes concerns cases in which investors sold their bonds prior to the Burden Sharing pursuant to Decree no. 237/2016. The focus of the opposing claims is concentrated on the alleged lack of disclosure and/ or in any case violations of specific regulations on financial intermediation.

The total relief sought in these disputes as at 31 December 2024 was EUR 30.8 mln (EUR 34.7 mln as at 31 December 2023), whilst allocated provisions totalled EUR 16.0 mln (an increase of EUR 0.5 mln compared to 31 December 2023).

Derivatives litigation

Litigation concerning OTC derivative contracts is mostly concerned with the ascertainment of the nullity of the product on the assumption that the financial instrument lacks the indication of elements such as the mark to market and the proba-bilistic scenarios considered essential by the now prevailing jurisprudence following the well-known ruling of the Supreme Court in United Sections no. 8770/2020 (later confirmed by pronouncements no. 21830/2021 and no. 22014/2023).

On the assumption of nullity, the counterparties therefore request that the Bank be ordered to return all the amounts paid for the financial instruments in question, or the repetition of the spreads paid, the commissions as well as the failure to take on the residual mark to market in cases in which the derivative is still in place.

The total relief sought in these disputes as at 31 December 2024 was EUR 126.0 mln (EUR 124.2 mln as at 31 December 2023), while allocated provisions totalled EUR 40.8 mln (a decrease of EUR 45.5 mln compared to 31 December 2023).

Disputes and out-of-court claims related to financial information

As at 31 December 2024, the Parent Company was exposed to civil actions, to the consequences of decisions arising from criminal proceedings (955/16, 33714/16 and 29877/22) with regard to the financial information disclosed during the past periods. The total relief sought at the same date for this type of dispute was equal to approx. EUR 1,343 mln, broken down as follows (data in EUR mln):

Type of disputes	31/12/24	30/09/24	30/06/24	31/03/24	31/12/23
Civil dispute	674	675	675	670	685
Filed civil claim cp 955/16	160	160	160	160	160
Filed civil claim cp 33714/16	483	483	483	495	495
Filed civil claim cp 29877/22	26	-	-	-	-
Total legal proceedings	1,343	1,318	1,318	1,325	1,340

With reference to civil litigation, the decrease in relief sought recorded as at 31 December 2024 compared to the end of the previous year is mainly attributable to the settlement of certain disputes following the appearance of the plaintiffs in criminal case PP 33714/16.

BANCA MONTE DEI PASCHI DI SIENA

With reference to criminal proceedings, it is noted: (i) in PP 33714, the decrease in the relief sought, amounting to approxi-mately EUR 12 mln, is due to the exclusion of certain civil parties ordered by order dated 22 April 2024; (ii) in PP 29877/22 the relief soughtin the amount of EUR 26 mln, is represented for the first time in the fourth quarter of 2024, following the incorporation of the Parent Company in November 2024 as civilly liable party. The aforementioned relief sought where quantified, has been determined having regard to the claims of the civil parties formed in the aforementioned proceedings reduced by what has already been claimed in the joined PP 33714/16 by the civil parties intervening in both proceedings.

The main disputes pending as at 31 December 2024 are shown below.

Banca Monte dei Paschi di Siena S.p.A. vs. Alken Fund Sicav and Alken Luxembourg S.A. (now VIRMONT SA) dispute

On 22 November 2017, the opposing parties (the “Funds”) served a complaint on the Parent Company, as well as Nomura International (“Nomura”), Giuseppe Mussari, Antonio Vigni, Alessandro Profumo, Fabrizio Viola and Paolo Salvadori, before the Court of Milan, requesting that the court confirm and declare: (i) an alleged liability of the Parent Company under Article 94 of the TUF and Article 2935 of the Italian Civil Code for the torts committed against the Claimants; (ii) alleged liability of the defendants Mussari and Vigni in relation to the investments made by the Funds in 2012 on the basis of the untrue information; (iii) an alleged liability of the defendants Viola, Profumo and Salvadori in relation to the investments made by the Funds after 2012 and finally (iv) an alleged liability of Nomura pursuant to Article 2043 of the Italian Civil Code.

On these grounds, the Funds sought an order that the defendants be jointly and severally ordered to pay compensation for pecuniary loss in the amount of EUR 423.9 mln for Alken Funds Sicav and EUR 10 mln for lower management fees and reputational damage for the management company Alken Luxembourg SA, as well as an order that the defendants pay compensation for non-pecuniary loss, subject to a finding of the crime of false corporate communications. The Parent Company duly appeared and set out its defence; Four individuals also intervened in the case, claiming damages totalling approximately EUR 0.7 mln. In a ruling dated 7 July 2021, the Court of Milan rejected all the claims of the Funds, which were ordered to pay the Bank’s legal fees. The request of an intervener was only partially accepted, in relation to which the Parent Company was ordered to pay the sum of approximately EUR 52 thousand (for principal and interest) jointly with No-mura and in part with Messrs. Antonio Vigni and Giuseppe Mussari. Both the Parent Company and Nomura and the Funds appealed (the latter for relief sought of approximately EUR 454 mln) against the ruling before the Court of Appeal of Milan. The three proceedings were joined and finally the Court of Appeal of Milan, with a ruling published on 9 November 2023, rejected the Funds’ claims in their entirety, while upholding the appeals of Banca MPS, Nomura, Mussari and Vigni. On 9 January 2024, the Funds filed an appeal with the Court of Cassation, where the Parent Company duly appeared, requesting the rejection of the opposing appeal and an order that the Funds pay the costs.

Banca Monte dei Paschi di Siena S.p.A. vs. Fondi York and York Lussemburgo

On 11 March 2019, York Funds and York Luxembourg served a writ of summons, bringing an action before the Court of Milan (Section specialised in corporate matters) against the parent Company, Messrs. Alessandro Profumo, Fabrizio Viola, and Paolo Salvadori as well as Nomura International PLC, ordering the defendants, jointly and severally, to pay damages for pecuniary damages quantified in a total of EUR 186.7 mln and non-pecuniary damages to be settled on an equitable basis pursuant to Article 1226 of the Italian Civil Code, plus interest and revaluation.

The plaintiffs’ claim relates to losses incurred as part of its investment transactions in Banca MPS totalling EUR 520.3 mln, carried out through the purchase of shares (investment of EUR 41.4 mln by the York Luxembourg Fund) and through synthetic purchases of equity swap contracts (whose value was linked to the performance of the MPS share at a 1:1 ratio) (investment of EUR 478.9 mln by the York Funds). The counterparties claimed that they had disposed of the investments described above with losses totalling EUR 186.7 mln, losses that, according to the Funds, were caused by unlawful conduct of the Bank’s top management that distorted the financial representation in the financial statements, significantly altering the assumptions underlying the valuation of the financial instruments issued by the Parent Company.

The Parent Company duly appeared before the court.

In its judgment of 16 May 2024, the Court of Milan dismissed all the claims of the Funds, which were condemned to pay legal costs amounting to EUR 240 thousand in addition to the payment of the sum of EUR 120 thousand pursuant to Article 96 of the Italian Code of Civil Procedure in favour of each defendant.

On 17 June 2024, the Funds appealed against this judgment; the Parent Company duly entered an appearance in view of the first hearing set for 22 January 2025. At that hearing, the death of Mr Salvadori was acknowledged and the case was declared discontinued. With an appeal served on 28 February 2025, the Funds resumed the case, the next hearing of which is scheduled for 25 June 2025.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Banca Monte dei Paschi di Siena S.p.A. / Civil action and third-party action of the Parent Company as civilly liable party

Criminal proceedings no. 955/16

On 12 May 2017 the committal for trial of the representatives Alessandro Profumo, Viola Fabrizio and Salvadori Paolo was requested within new criminal proceedings before the Court of Milan, in which they were charged with false corporate disclosures (art. 2622 of the Italian Civil Code) in relation to the accounting of the “Santorini” and “Alexandria” transac-tions with reference to the Parent Company’s financial statements, reports and other corporate communications from 31 December 2012 to 31 December 2014 and with reference to the half-yearly report as at 30 June 2015, as well as market manipulation (art. 185 of the Consolidated Law on Finance) in relation to the disclosures to the public concerning the ap-proval of the financial statements and the balance sheets specified above.

On 15 October 2020, the Court of Milan read the conclusion of the ruling of first instance, registered under number 10748/20, sentencing all accused natural persons and the Parent Company pursuant to Italian Legislative Decree 231/01. The reasons were filed on 7 April 2021.

The Parent Company filed an appeal before the Court of Appeal of Milan against the ruling of first instance, as the civilly liable party, jointly and severally liable with the defendants, having administrative liability under Italian Legislative Decree 231/2001.

On 11 December 2023, the Court overturned the first instance ruling. The defendants were fully acquitted because the fact does not exist, both with reference to the crime pursuant to Article 2622 of the Italian Civil Code (false corporate commu-nications) in relation to the financial statements as of 31 December 2012 and to the interim report as of 30 June 2015, and with reference to the crime pursuant to Article 185 of the TUF (market manipulation) in relation to the press releases concerning the approval of the financial statements as of 31 December 2012 to 31 December 2014 and to the interim report as of 30 June 2015, on the assumption that there was no existence, beyond reasonable cause, of the alleged false accounting representation of the Santorini and Alexandria transactions. Likewise, the Parent Company was acquitted of administrative infringements as the predicate offences proved groundless. The ascertained lack of the objective element of the alleged offences also eliminated the prerequisite for claims for damages advanced by the civil parties against the defendants and the Bank as civilly liable party.

On 22 July 2024, an appeal against the ruling was filed before the Court of Appeal by both the Public Prosecutor’s Office and the civil party Bluebell Capital Partners. At the hearing of 20 February 2025, the V section of the Court of Cassation rejected the appeals of both parties, upholding the judgment of the Court of Appeal of Milan of 11 December 2023 to acquit the defendants and the Parent Company.

Criminal proceedings no. 33714/16

In relation to criminal proceedings no. 33714/16 pending before the Milan Public Prosecutor’s Office, the Parent Company was originally implicated as party bearing administrative liability pursuant to Italian Legislative Decree no. 231/2001 in connection with an allegation of false corporate communications (pursuant to art. 2622 of the Italian Civil Code) relating to the 2012, 2013, 2014 Financial Statements and the 2015 half-yearly report due to the alleged overstatement of so-called non-performing loans.

On 4 May 2018, the Bank’s position was dismissed by the Public Prosecutor’s Office due to the groundlessness of the crime (a measure also confirmed by the General Prosecutor’s Office on 15 March 2019).

On 25 July 2019, the GIP [Preliminary Investigations Judge] of the Court of Milan, while acknowledging the dismissal of the proceedings against the Parent Company, as the liable entity pursuant to Italian Legislative Decree No. 231/2001 and ordered the continuation of the investigations of the defendant natural persons (i.e. chairman of the Board of Directors, Managing Director/CEO and pro-tempore Chairman of the Board of Statutory Auditors) which initially continued in the form of the evidence gathering procedure during which two experts were appointed by the GIP who, on 30 April 2021, filed their report.

Subsequently, in the context of further investigations, the Public Prosecutor ordered two new technical consultations which, although noting some alleged accounting errors, reached significantly different conclusions from those of the ex-pert report ordered ex officio by the GIP in the context of the evidence gathering procedure.

On 16 September 2022, a notice was received concerning the conclusion of preliminary investigations pursuant to art. 415-bis of the Italian Code of Criminal Procedure against three former members of the Bank (two Chairmen of the Board of Directors and one Chief Executive Officer) and a former Executive manager (responsible for the preparation of corporate accounting documents). Despite the previous dismissal, the Bank also received the same notice as party bearing adminis-trative liability pursuant to Italian Legislative Decree 231/01.

BANCA MONTE DEI PASCHI DI SIENA

On 14 December 2022, a request for committal for trial was issued against the above-mentioned representatives and the former Executive manager; On 12 December 2022, the Bank’s position as administratively liable pursuant to the Compli-ance Model under law 231 was instead dismissed.

The natural persons are charged with the offences of false corporate communications (pursuant to art. 2622 of the Italian Civil Code) and market manipulation (pursuant to art. 185 of the Consolidated Law on Finance) with reference to the 2013-2014-2015 Financial Statements and the 2015-2016 half-yearly reports, as well as of false information (pursuant to art. 173-bis of the Consolidated Law on Finance) in relation to the 2014-2015 prospectuses.

At the preliminary hearing, civil parties with a combined total of more than 5,000 names appeared. Most of the aforemen-tioned civil parties requested the summoning of Banca Monte di Paschi di Siena as civilly liable and at the hearing of 10 November 2023, the Bank duly appeared.

At the hearing of 22 April 2024, the Judge for the Preliminary Hearing read the order concerning the issues on civil action, ordering the exclusion mainly for formal defects of almost 300 civil parties with a relief sought, where quantified, of ap-proximately EUR 12 mln.

At the hearing of 20 June 2024, the Preliminary Hearing Judge, assigned to the matter of compulsory indictments relating to Criminal Proceedings no. 29877/2022 (see below), issued an order expressing opinion in favour of merging the two proceedings, deeming the legal prerequisites to be met. These proceedings were, accordingly, merged at the hearing of 20 January 2025.

At the hearing of 28 February 2025, the Public Prosecutor requested that a “ruling not to proceed” be issued for all the natural persons in relation to the charges in both criminal proceedings 33714/16 and in the joined criminal proceedings 29877/22, with the exception of the charge relating to false corporate communications, with reference to the financial statements relating to the financial year 2015 and to the half-yearly financial report as at 30 June 2016, for which the Pub-lic Prosecutor requested the indictment of the former Chairman of the Board of Directors, of the former Chief Executive Officer and of the former Financial Reporting Officer.

This will be followed by the hearings on 9 April and 8 May for the conclusions of the civil parties and the discussion of the civil defendant and the defendants’ defence respectively.

Criminal Proceedings no. 29877/2022, Court of Milan

On 28 May 2024, a number of employees, former employees and former representatives of the Parent Company received an order pursuant to Articles 409 and 410 of the Italian Criminal Code concerning “non-performing loans”, regarding the al-leged failure to recognise prior losses. This de facto order extends the period covered by criminal proceedings 33714/2016 on the same matter, regarding financial statements from 31 December 2013 to 30 June 2016, also to the financial state-ments as at 31 December 2016 and 31 December 2017. This order commands public prosecutors to proceed with com-pulsory indictment of five natural persons. With the request for commitment to trial, the public prosecutors simultaneously filed an application to merge this case into the main proceedings (see above, case ref. PP33714/2016).

At the preliminary hearings, held on 23 July 2024 and 23 September 2024, approximately 2,080 civil parties appeared, of which approximately 1,900 had already appeared in cp 33714/2016, with a simultaneous request to summon the Parent Company and Consob as civilly liable.

At the hearing on 28 November 2024, the Parent Company appeared as civilly liable, and at the subsequent hearing on 19 December 2024, the Judge issued the order ordering: (i) the exclusion of Consob as civilly liable party, (ii) the exclusion of 20 civil parties for formal defects.

At the hearing on 20 January 2025, the judge ordered the two proceedings to be merged.

In addition, in the aforementioned order of indictment of 28 May 2024, the Preliminary Hearing Judge ordered a supple-ment to investigations with regard to alleged fraud against the State with reference to the precautionary recapitalisation transaction. The investigation is still ongoing.

•••

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

The procedural events described in greater detail above and connected to (i) the hearing on 20 February 2025 before the Court of Cassation, which confirmed the sentence of the Milan Court of Criminal Appeals acquitting the defendants and the Parent Company, within the framework of the criminal proceeding no. 955/16 and (ii) at the preliminary hearings in the criminal proceedings on non-performing loans 33714/2016 and in the merged criminal proceedings 29877/2022, relating to the accounting of Banca MPS’s non-performing loans in the financial statements from 2013 to 2017, following the order of 28 May 2024, whereby the GIP at the Criminal Court of Milan ordered the compulsory indictment of certain employees, former employees and former officers of the Bank, have led, also taking into account the progressive stratification of further positive judgements in all clusters of civil litigation related to the disclosure of financial information in the period 2008- 2015, to confirm the assessments of the risk of losing the case already made last year.

In detail: civil litigation, relating to the 2014 and 2015 capital increase transactions and the subject of criminal proceedings 955/2016 and 29877/2022 are classified as at ‘probable’ risk; civil litigation, relating to the 2014 and 2015 capital increase transactions and the subject of criminal proceedings 955/2016, 33714/2016 and 29877/2022 as well as the criminal pro-ceedings 955/2016 are classified as at “possible risk”; and the civil litigation, relating to the 2008-2011 capital increase transactions, and the out-of-court complaints filed by investors concerning the alleged false information relating to the accounting of the Alexandria and Santorini transactions and of the ‘non-performing loans’ are classified at ‘remote’ risk.

The provisions for risks and charges relating to proceedings classified as “likely risk” were determined so as to take into account the amount invested by the counterparty in specific periods of time by the disputed information alterations (net of any disinvestments made during these same periods). The damage subject to compensation was then determined on the basis of the “differential damage” criterion, which identifies the damage as the lowest price that the investor would have had to pay if he had access to complete and correct information. For the purposes of this determination, econometric analysis techniques have been adopted - with the support of qualified experts - suitable to eliminate, among other things, the component inherent in the performance of the equity securities belonging to the banking sector during the reference period. More in detail, the total damage caused by each event potentially capable of generating information alterations was first quantified and then the amount abstractly attributable to the individual civil party was calculated, taking into account the share of capital held from time to time. From a prudential standpoint, along with the differential damage, the different criterion of “full compensation” was also taken into account (of a minor importance in the prevailing law, including the one that is currently taking shape on this specific subject matter), and that is based on the argument that false or incomplete information may have a causal impact on the investment choices of the investors to such an extent that, in the presence of correct information, they would not have made the investment in question; in this case, the damage is therefore commen-surate to the invested capital, net of the amounts recovered from the sale of shares by the civil party.

In any case, the Parent Company has exercised the possibility granted by IAS 37 of not providing disclosures on the provi-sions allocated in the balance sheet as it believes that such information could seriously jeopardise its position in disputes and in potential settlement agreements.

Overall, settlement agreements were reached which led to the closure of disputes and out-of-court claims for a total relief sought of approximately EUR 4.4 bn with a total outlay of approximately EUR 242 mln (5.5% of the relief sought); these amounts include the transaction for EUR 150 mln with the MPS Foundation, which took place in 2021, against a relief sought of EUR 3.8 bn (4% of the relief sought).

It should also be noted that up to December 2024, disputes and criminal proceedings for relief sought of approximately EUR 946 mln have reached judgement, at least at first instance. Unfavourable judgements represent less than 2% of the relief sought which reached judgement and resulted in the Bank being ordered to pay damages for approximately 0.1% of the relief sought which reached judgement.

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Banca Monte dei Paschi di Siena S.p.A. vs. Fresh 2008 bondholders

Certain holders of FRESH 2008 Bonds maturing in 2099, by document served on 15 November 2017, sued the Parent Company, Mitsubishi UFJ Investors Services & Banking Luxembourg SA (which replaced the issuing Bank of New York Mellon Luxembourg), the English company JP Morgan Securities PLC and the American company JP Morgan Chase Bank N.A. (which entered into a swap agreement with the issuer of the bond) before the Court of Luxembourg in order to: (i) establish the inapplicability of the Burden Sharing Decree to the holders of the FRESH 2008 Securities and, conse-quently, to hold that the said bonds cannot be forcibly converted into shares, (ii) assert the validity and effectiveness of the said bonds in accordance with the terms and conditions of their issue as governed by Luxembourg law, and, fi-nally, (iii) assert that the Parent Company is not entitled, in the absence of the conversion of the FRESH 2008 Secu-rities, to obtain from JP Morgan the payment of EUR 49.9 mln to the detriment of the holders of the FRESH 2008 Se-curities. The Court of Luxembourg, by order of 11 January 2022, rejected the Parent Company’s requests for a stay of the proceedings until the international courts have ruled on the preliminary objections raised by the Parent Company.

BANCA MONTE DEI PASCHI DI SIENA

Instead, it upheld the plea of lack of jurisdiction of the court in relation to the claim concerning the usufruct contract en-tered into by the Parent Company with JP Morgan Securities PLC and JP Morgan Chase in the context of the 2008 share capital increase transaction. In relation to the aforementioned usufruct contract, the Luxembourg court reserved its deci-sion pending the decision of the Italian court. On the contrary, it declared its jurisdiction in relation to the swap contract entered into by the Parent Company with the same counterparties in the context of the 2008 capital increase transaction.

It is noted that, following the start of the proceedings in question by the holders of the FRESH 2008 Securities, the Parent Company, on 19 April 2018, has brought a legal action before the Court of Milan against JP Morgan Securities Ltd JP Morgan Chase Bank N.A. London Branch, as well as the representative of the FRESH 2008 securities holders and Mitsub-ishi Investors Services & Banking Luxembourg S.A. to ascertain that the Italian Judge is the only one with jurisdiction and competence to decide about the usufruct contract and the company swap agreement signed by the Parent Company with the first two defendants in the context of the operation of the share capital increase in 2008. Consequently, the Bank asked:

•	to ascertain, pursuant to Article 22, paragraph 4 of Decree 237 of 23 December 2016, the ineffectiveness of the usufruct contract and the company swap agreement that provide for payment obligations in favour of JP Morgan Securities PLC and JP Morgan Chase Bank NA;

•	to ascertain the ineffectiveness and/or termination and/or discharge of the usufruct contract or, in the alternative;

•	to ascertain the termination of the usufruct contract due to the capital deficiency event of 30 June 2017.

The first hearing was held on 18 December 2018 and the Investigating Judge, considering the prejudicial nature of the issue of jurisdiction raised by the defendants, in view of the fact that a dispute is pending before the Luxembourg Court involving the same relief sought and the same cause, had granted the parties terms to reply only to the procedural objec-tions and adjourned the hearing to 16 April 2019 for assessment of the disputed issue. At the subsequent hearing on 2 July 2019, the case was held over for decision and by order of 2 December 2019, the Court of Milan ordered the proceedings to be suspended pending the decision of the aforementioned Luxembourg Court. Against this order, the Parent Company had filed a petition with the Court of Cassation for the referral to a different competent court. The court has rejected the petition of the Parent Company with ruling dated 31 March 2021.

In the meantime, the holders of the Fresh securities challenged the first instance ruling issued by the Luxembourg Court in November 2022, against which the Parent Company in turn filed a cross-appeal. The decision in the case was deferred to a later date; The next hearing is scheduled for 4 April 2025.

At the same time, the Parent Company – based on the ruling issued by the Court of Luxembourg – filed an appeal with the Court of Milan for the resumption of proceedings initiated there in 2018, but the Court of Milan, with an order of 11 Janu-ary 2024, declared this inadmissible, pointing out that suspension of the Italian proceedings had been ordered at the time (02.12.2019) until the final decision of the Luxembourg Court. That decision, however, which had as previously mentioned been the subject of both the main appeal and the cross-appeal, did not become final, and consequently the conditions that at the time had prompted the Italian court to keep proceedings suspended still applied.

In the event of a favourable outcome of the dispute, the FRESH 2008 Securities will be converted into the shares, already issued, of the Parent Company which will also collect the amount of EUR 49.9 mln, recording corresponding economic proceeds.

In the event of an unfavourable outcome of the dispute, the principle of burden sharing cannot be applied and therefore the bond-holders will retain the right to receive the coupon (equal to Euribor 3M + 425 bps on a notional amount of EUR 1 bn) provided that the Parent Company generates distributable profits and pays dividends.

Considering that the Parent Company had not paid dividends from the date of the burden sharing, any unfavourable out-come of the dispute will only produce effects starting with the decision to distribute dividends in May 2024 on 2023 profit. Note that, as at the reporting date of these Financial Statements, no further claims of any kind have been brought over and above the disputes described herein. In any case, at the current stage of the dispute, the Parent Company considers all rights of the 2008 FRESH bond-holders null and void pursuant to the application of art. 22, paragraph 4 of Italian Legisla-tive Decree 237/2016 and of the capital deficiency event recorded as at 30 June 2017. It therefore determined the equity ratios and earnings per share as at 31 December 2024 (in continuity with 31 December 2023) without taking into account the 2008 FRESH coupon.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Other proceedings

Banca Monte dei Paschi di Siena S.p.A. vs. Fatrotek

This case, where the Parent Company was sued together with other credit institutions and companies with the summons of 27 June 2007, seeks the assessment of alleged monetary and non-monetary damage suffered by the plaintiff, as a result of an alleged unlawful report filed with the Italian Central Credit Register. The relative relief sought amounts to EUR 157 mln. The plaintiff also asks that the defendant banks be found jointly liable, each proportionately to the seriousness of its behaviour. The Parent Company’s defence was based on the fact that the company’s extremely severe financial situation fully justified the Parent Company’s initiatives.

On 5 June 2018, the bankruptcy of the company was declared, which prompted the receivership to take up the case again. At the end of the preliminary investigation, during which an expert was court-appointed, the case was withheld for decision on 6 October 2022. Subsequently, on 11 November 2022, the Court of Salerno ascertained and settled only the non-pecuniary damage, amounting to EUR 20,000 for each bank (thus totalling EUR 100,000), plus interest and costs of litigation. The disbursement attributable to the Bank is approximately EUR 34 thousand. The case concerning the appeal lodged by the Receivership was held on 11 July 2024, for the acquisition of the official technical report carried out as part of the first instance proceedings. At present, the trial has been postponed to the hearing on 25 September 2025 for closing arguments; the Court deferred to the decision-making phase any assessment regarding renewed court appointment of an expert requested by the counterparty.

Banca Monte dei Paschi di Siena S.p.A. vs. Renova Red S.p.A.

On 9 September 2024, Renova Red brought the Parent Company before the Court of Siena to ascertain the defendant’s failure to comply with the framework agreement on the ecobonus, stipulated in September 2021 between Banca MPS and the plaintiff for a total nominal value of approximately EUR 76 mln.

The counterparty argument is that the Parent Company arranged the purchase of only a minimal part of the receivables envisaged in the aforementioned framework agreement, then unjustifiably refusing to purchase subsequent receivables from November 2021. This would have forced Renova Red to find other brokers on the market to complete subsequent factoring only six months later with considerable damages in terms of financial and non-financial losses, estimated by the plaintiff as approximately EUR 32 mln.

With act dated 14 Novembre 2024 the Parent Company entered an appearance and, following the Court’s adjournment, the first appearance hearing was set for 29 April 2025. Starting from 20 March 2025, both parties will be called upon to file their respective supplementary briefs.

Banca Monte dei Paschi di Siena S.p.A. vs. Riscossione Sicilia S.p.A. (now ADER - Revenue Agency - Collections)

Dispute brought by Riscossione Sicilia

By writ of summons served on 15 July 2016 Riscossione Sicilia S.p.A. (today the ADER, Italian Revenue Agency - Col-lections, which took over all legal relations of Riscossione Sicilia from 1 October 2021, pursuant to art. 76 of Italian Law Decree no. 73/2021 converted with Italian Law no. 106/2021) had summoned the Parent Company before the Court of Palermo, asking for it to be ordered to pay the total sum of EUR 106.8 mln.

With judgement no. 2350/22, filed on 30 May 2022, the Court of Palermo, essentially adhering to the conclusions of the court-appointed expert, rejected Riscossione Sicilia’s counterclaims and sentenced the latter to pay the Bank approximate-ly EUR 2.9 mln plus legal interest and court fees.

This judgment was appealed on 27 December 2022 by summons before the Court of Appeal of Palermo. The Bank made an entry of appearance with a petition filed on 13 April 2023, explaining a cross-appeal. The case is currently adjourned for closing arguments until 7 November 2025.

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BANCA MONTE DEI PASCHI DI SIENA

Legal action brought by the Finance Department of the Sicily Regional Government (“the Department”)

On 17 July 2018, the Finance Department of the Sicily Regional Government served an injunction order upon the Parent Company pursuant to art. 2, Italian Royal Decree no. 639/1910 and for repayment of a total of around EUR 68.6 mln pur-suant to art. 823, paragraph 2 of the Italian Civil Code. After integration of the cross-examination of Riscossione Sicilia S.p.A., by ruling no. 3649/2021, published on 4 October 2021 and notified on 5 October 2021, the Court of Palermo rejected the Parent Company’s objection to the aforementioned order with simultaneous sentencing of the Parent Company to pay legal costs. Banca MPS lodged an appeal against this decision before the Palermo Court of Appeal. With an order filed on 11 February 2022, the Court of Appeal ordered the integration of the cross-examination against the Revenue Collection Agency (ADER), as successor of Riscossione Sicilia S.p.A., setting the collegial hearing for the new appearance on 1 July 2022. Currently, the case has been adjourned to the hearing of 18 December 2025 for closing arguments.

•••

Actions brought by Banca Monte dei Paschi di Siena S.p.A.

In the additional and separate administration proceedings (case ref. 2201/2018) brought by the Parent Company before the Regional Administrative Court of Sicily to obtain a declaration of invalidity and cancellation of the injunction order pursuant to art. 2, Italian Royal Decree no. 639/1910, by ruling no. 3043 of 17 November 2023 the Court accepted the Par-ent Company’s appeal, cancelling the challenged order limited to the alternative claim of the Sicily Regional Government, deeming that the Regional Government could not object to any action for protection of possession pursuant to art. 823, paragraph 2, of the Italian Civil Code, since it constitutes a right of claim rather than a right in rem, and ordered the costs to be offset between the parties. The judgment was not appealed and has become final.

Following service upon the Parent Company on 21 September 2022 of the tax demand stating the amount claimed by the Department pursuant to ruling no. 3649/2021, by writ of summons of 21 November 2022, the Parent Company filed claims before the Court of Siena (RG 2737/2022) against ADER and the Department in other proceedings opposing enforcement of the tax demand as an executive order pursuant to art. 615 of the Code of Civil Procedure, also for the purpose of sus-pending enforceability. These proceedings ended with a ruling on 13 December 2023, which rejected the Parent Company’s opposition and ordered it to pay the costs of EUR 91.6 thousand; By summons of 21 June 2024, said ruling was appealed before the Court of Appeal of Florence, which adjourned the case for decision to the hearing of 20 January 2026.

The other actions undertaken by the Parent Company to respond to the credit claim of the Regional Government referred to in ruling no. 3649/2021 – specifically, the application before the Court of Auditors brought on 21 November 2022 pursuant to art. 172 paragraph 1.d) of the Code of Accounting Justice to declare null and void the actions carried out for recovery of the amounts as well as the petition of 16 November 2022 pursuant to Law 228/2012 to obtain suspension of the collection of the amount indicated in the tax demand – were unsuccessful and therefore, on 27 January 2023, in strict compliance with the tax demand, which in the itemised credit items of the tax authority interest at the legal rate was contemplated, the payment of a total EUR 74 mln was arranged as full repayment of the amount demanded by the Sicily Regional Government.

Lastly, the steps necessary to recover the afore-mentioned credit of about EUR 68.6 mln from ADER, to which the Parent Company is entitled, as the sole successor of Riscossione Sicilia S.p.A., are underway.

Banca Monte dei Paschi di Siena S.p.A. vs. Nuova Idea

With a writ of summons served on 21 December 2021, Nuova Idea S.r.l. summoned the Parent Company before the Court of Caltanissetta in order to have it declare that it was obliged to compensate all the damages, financial and non-financial, suffered by the company as a consequence of the protest of a bill of EUR 2,947 domiciled at the Caltanissetta branch, which according to the plaintiff’s prospect would have been raised due to the Parent Company’s exclusive acts and negligence.

The plaintiff argues that the illegitimate protest constituted the only causation of a chain of events described in the writ of summons which resulted in the sharp reduction of its equity investment in a Temporary Grouping of Companies (RTI) that had been awarded a service contract with ASL Napoli 1 Centro, consequently requesting, principally, that the Bank was ordered to pay in its favour the amount of EUR 57.3 mln by way of loss of earnings as well as an amount of EUR 2.8 mln by way of loss of profit, and thus a total of EUR 60.1 mln, in addition to compensation for damage to the corporate image and commercial reputation to be paid on an equitable basis.

With ruling No. 26 of the Court of Caltanissetta, published on 8 January 2025, the first instance of the case was finalised with the Bank being ordered to pay EUR 2.8 mln as compensation for the damage suffered by Nuova Idea S.r.l., with full compen-sation for legal costs. The Court held that there was a causal link between the non-payment of the bill by Banca MPS and the marginalisation of the company in the public tender obtained in RTI. Since there are valid grounds for review, the Parent Company, with a notice of appeal dated 17 February 2025 contested the first instance ruling before the Court of Appeal of Cal-tanisetta, requesting a suspension of the enforceability of the judgment. The first paper hearing is scheduled for 10 July 2025.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Banca Monte dei Paschi di Siena S.p.A. vs. EUR S.p.A.

EUR S.p.A. sued before the Court of Rome the former subsidiary MPS Capital Services S.p.a. (now merged by incorporation into the Parent Company - hereinafter referred to as MPSCS), jointly with three other financing banks, principally in order to obtain the declaration of nullity or, in the alternative, the annulment and/or ineffectiveness of the following contracts: 1) Interest rate swap (IRS) concluded on 24 April 2009; 2) IRS of 29 July 2009; 3) the Novation Confirmation of 15 July 2010 by which the IRS sub 2 was transferred from Eur Congressi Spa to Eur Spa; 4) the close-out contract dated 29 July 2010 relating to IRS sub 1; 5) the Termination Agreement of 18 December 2015 relating to the IRS sub 2. Also principally, the plaintiff seeks an order that the pool banks be ordered, jointly and severally, by way of restitution of undue payments and compensation for pre-contractual and/or contractual and/or non-contractual damages, to pay the amount of approximate-ly EUR 57.7 mln representing the relief sought indicated by the plaintiff.

Since this amount relates to all the derivatives concluded by the 4 banks of the pool with EUR S.p.A., it should be noted that in the unlikely event of losing, the burden arising from the ruling will be divided among the banks in the pool in proportion to their share in the financing, which for MPSCS was 12.61%.

On 21 April 2023, rejecting the claims put forward by Società EUR, the Court of Rome issued the judgment in which: 1) it declared the lack of jurisdiction of the Italian Court, in favour of the UK Court; 2) it declared that the objection of lis pendens cease to obtain, alternatively, by the defendant Banks pursuant to art. 7, paragraph 1, Law no. 218 of 31 May 1995; 3) it ordered that legal costs be fully offset between the parties.

On 5 December 2023, EUR notified the appeal against the first instance judgement, challenging the decision of the Court to refer the case to the jurisdiction of the English court and re-proposing in substance all the claims and arguments put forward in the first instance. In February 2025, a settlement agreement was reached with the other party that resulted in the dismissal of the appeal.

Banca Monte dei Paschi di Siena S.p.A. vs. Italtrading

In February 2020, the Italtrading receiver sued the former subsidiary MPS Leasing & Factoring, as civilly liable for the damage pursuant to art. 2049 of the Italian Civil Code caused through a former employee, consisting of the irregular recognition in the financial statements of lower payables to the banking system and at the same time of lower receivables from subsidiaries and some customers. This is in violation of the provisions of art. 2423 of the Italian Civil Code, resulting in a concealment of the loss of share capital and, therefore, an aggravation of the insolvency. The claim for damages was quantified at EUR 132.8 mln.

During the lawsuit, in which the former subsidiary appeared before the court, following the conclusions of the insolvency proceedings, the claim was reduced to EUR 63 mln with the request for a provisional payment of EUR 6 mln.

With ruling of 19 May 2023, the Court of Milan acquitted the former employee of the charges against him, with conse-quent release effect for Banca MPS, which had taken over by virtue of incorporation from MPS L&F. Appeal proceedings are pending before the Court of Appeal of Milan, filed last October by the Italtrading receiver. The first appeal hearing was held on 4 July 2024. The Public Prosecutor deferred the case to the Court, given the exclusively civil nature of the matter. At the hearing on 5 March 2025the Court granted the request for a rehearing by one of the defendants, by ordered a further postponement to 7 April 2025.

Banca Monte dei Paschi di Siena S.p.A. vs. Privilege Yard Spa in Fall - Appeal

By ruling no. 14832/2022 of 4 October 2022, the Court of Rome ascertained the liability of various credit institutions, in-cluding the former subsidiary MPS Capital Services S.p.A. (now merged into the Parent Company), defendants jointly and severally for complicity pursuant to art. 2055 of the Italian Civil Code in the misadministration by the directors of Privilege Yard S.p.A. pursuant to art. 2393 of the Italian Civil Code and consequently ordered them to pay as compensation for the damage caused to the assets of Privilege Yard S.p.A. an amount, quantifiable by way of application of the net equity crite-rion, equal to EUR 57.1 mln, in addition to legal costs and expenses.

In agreement with the other banks, which were originally part of the pool, the decision was to proceed with the spontane-ous payment, although subject to repetition at the outcome of the appeal, by paying in the agreed amount of one fifth, for each bank, of the sentenced amount plus costs, fees and expenses.

All banks, including the former subsidiary, appealed independently. The first appearance hearing held in February 2024 was postponed for closing arguments to November 2025.

Several proposals were submitted by third parties to the banks for transfer of the dispute, some formalised, others only verbal to explore the Banks’ possible willingness to settle. However, no proposal was made official.

BANCA MONTE DEI PASCHI DI SIENA

Banca Monte dei Paschi di Siena S.p.A. vs. Barbero Metalli S.p.A.

The proceedings, with relief sought equal to EUR 37.5 mln, were brought by B.M. 124 S.R.L. - official assignee of the com-position in bankruptcy pertaining to Barbero Metalli Spa in JV with BeCause - against the directors and external auditors of the company, as well as the different credit institutions jointly and severally, for having contributed to the insolvency of the company through the predatory lending.

The plaintiff asks for the directors, auditors and banks to be found jointly and severally liable for approximately EUR 37.5 mln as additional loss incurred by the company, and in the alternative liable for EUR 22.9 mln, as the value of individual detrimental transactions carried out by the company and expressly listed in the summons (the contribution indicated for the Parent Company would consist in having advanced EUR 8.8 mln to the company since 2009).

On 13 September, due to the failure of the settlement proposal put forward, the judge ordered the opening of the prelimi-nary investigation of the case by means of technical advice. On 4 December 2024, the court-appointed expert was sworn in and the Bank appointed its own expert witness.

Banca Monte dei Paschi di Siena S.p.A. vs. Isoldi S.p.A.

In June 2020, a summons was served by the bankruptcy receiver of Isoldi Holding S.p.A. in liquidation against several cred-it institutions (including the Parent Company) on the assumption of joint and several liability of the banks with the board of directors of Isoldi Holding S.p.A. in liquidation for having contributed to the commission of acts disposing of the com-pany’s assets, to the artificial survival of the company despite its insolvency and to the worsening thereof, identified as:

•	purchase of shares and the related option rights of the company Aedes S.p.a., carried out at prejudicial conditions com-pared to market prices with an increase in indebtedness, in a position of equity and financial instability of the bankrupt company;

•	access to a reorganisation plan pursuant to art. 67, paragraph 3, letter d), of the Bankruptcy Law, signed on 9 May 2011 by 7 banks (the Parent Company for 19%) and Isoldi Holding through the establishment of two new companies for the transfer of business units bound to the satisfaction of debtors with collaterals (Newco Isoldi and I.R.O.) and the dis-bursement of new funding for a total of EUR 17.6 bn secured by mortgages in grade II and sureties of Isoldi Holding.

The first hearing was held on 16 February 2023 with the judge reserving judgment on the various preliminary claims brought by the parties without granting the six-month postponement requested by the Receivers for the definition of an insolvency agreement and subsequent continuation of proceedings by the insolvent party. On 9 January 2024, the Judge withdrew his reservation, recognising, on a preliminary basis, the assignee’s legitimacy to continue the proceedings initi-ated by the receivers and approving the court-appointed expert in relation to the two macro transactions referred to in the summons. The lawsuit, scheduled for January 2025, was then postponed as negotiations were opened to settle out of court the pending litigation with the bankrupt Isoldi Holding (formerly Isoldi Spa), now BeCause. On 13 February 2025, the Parent Company paid the agreed sum net of the court-appointed expert’s fee, for which payment remains outstanding. It is expected that relief from proceedings will be granted.

Banca Monte dei Paschi di Siena S.p.A. vs. Parrini S.p.A.

The lawsuit, with relief sought equal to EUR 42.2 mln, was brought against different credit institutions jointly and severally alleged to have contributed to the insolvency of the company through predatory lending.

Notably, in regard to the position of the former subsidiary MPS Capital Services S.p.A. (now merged into the Parent Company), the complaint concerns the connivance with the acts of maladministration of the directors, who made use of credit at a time when the state of crisis of the company was no longer remediable, not in view of a corporate restructuring, but for the sole pur-pose of continuing the business activity and management, without letting this state of crisis become public, thus delaying the declaration of insolvency, and causing damage to the company and its creditors by granting a mortgage loan on 4 August 2011.

Given the content of the claims, the share of the risk pertaining to the former subsidiary MPS Capital Services S.p.A., jointly and severally summoned with the other defendants to pay the entire amount requested in relief, has not been quantified.

On 3 February 2022, the Judge lifted the reserve by postponing the case to the hearing of 31 October 2022 to produce items of evidence. The receivers asked for the appointment of a court-appointed expert. At the hearing, the Receivers insisted on the request for an economic-financial and accounting court-appointed expert report and the request for the issuance of the order to produce evidence concerning the investigation carried out by the banks prior to the granting of the loans to Parrini.

On 26 March 2024, the Parrini Spa receivership filed an “Application to fast track first instance rulings” with the Court of Rome, for the Judge to lift the reserve and appoint a court-appointed expert, an application that was made again on 16 July 2024, but to date the reserve has not yet been lifted.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Banca Monte dei Paschi di Siena S.p.A. vs. Le Camelie S.R.L dispute

The lawsuit was brought by “Le Camelie S.r.l.” and by Giacomo Polito, as third-party mortgage lender, against the Parent Company and the former subsidiary MPS Capital Services S.p.A. together with Siena NPL 2018, for alleged simulation of the allocation of the amounts disbursed for mortgage loans, for abuse of credit disbursement and for nullity of contracts due to unlawful causes.

The compensation claim amounts to a total of EUR 45.2 mln, a value corresponding to the sum of the values attributed by the plaintiffs to their foreclosed assets in the enforcement proceedings initiated in relation to the loans in question.

During the June 2023 hearing, the Judge deemed the case ripe for decision and set the hearing for the presentation of closing arguments as 6 February 2024. The proceedings were postponed to 24 May 2024, pursuant to art. 309 of the Italian Code of Civil Procedure, for a settlement with the transferee. The case was settled at the hearing of 18 June 2024, pursuant to art. 309 of the Italian Civil Code, given the intervening transaction between the transferee Siena NPL and the plaintiff.

Banca Monte dei Paschi di Siena S.p.A. vs. Società Italiana per Condotte D’Acqua S.P.A. under extraordinary administration

By means of a writ of summons served on the Parent Company on 23 December 2022, Società Italiana per Condotte D’Ac-qua S.p.A. under extraordinary administrative arrangements brought an action for damages against the credit institutions in conjunction with the factoring companies (32 counterparties), the independent auditors, the members of the Managing Board and of the Supervisory Board of the company in bonis, for having contributed - through the use and granting of credit - to the commission of acts of misadministration that caused (or contributed to causing) serious damage to the company and to the entire creditors’ class. The damage is quantified:

•	jointly and severally among all defendants in the amount of EUR 389.3 mln;

•	alternatively EUR 322.0 mln (increase in insolvency liabilities);

•	or alternatively in the amount of EUR 39.5 mln with reference to individual transactions (referring to associates).

At the hearing of 22 April 2024, a number of parties filed action against third parties; in authorising these claims against third-parties, the Judge adjourned the first appearance hearing to February and, then again, to 1 July 2025 for the same issues, pending proof that the amended summons had been served on Banco Do Brasil S.A..

BANCA MONTE DEI PASCHI DI SIENA

Banca Monte dei Paschi di Siena S.p.A. vs. Extraordinary Administrators of Impresa S.p.A.

By means of a writ of summons served on 11 November 2016, Impresa S.p.A. in extraordinary administration sued the Parent Company, together with other banks participating in a pool (our share 36.48%), to ascertain and declare the liability of said companies, of the members of the Board of Directors of Impresa S.p.A., and of the independent auditors, and to order them to pay damages, jointly, allegedly suffered by the company in the amount of EUR 166.9 mln.

According to the allegations, the banks, in conspiracy with the statutory auditors, directors and auditors, by financing the acquisition of the infrastructure branch of B.T.P. S.p.A. by Impresa S.p.A. caused the latter’s bankruptcy. The Parent Company appeared before the court.

At the hearing on 7 January 2023, the judge admitted a Court Appointed Expert (CTU), filed on 29 March 2024. On the basis of the report, the disputed transaction would have generated an imbalance in the company’s sources of financing, causing the unsustainability of the debt and the consequent insolvency of Impresa S.p.A., quantifying the relative damage at EUR 86.1 mln and noting how the credit rating was not adequately assessed by the financing banks at the time of disbursement.

At the hearing on 22 April 2024, the Judge recorded the parties’ exceptions and granted a time limit for written notes to 31 May 2024. After filing the authorised notes by the stated deadlines, the Judge’ decision to lift the reservation is pending.

Banca Monte dei Paschi di Siena S.p.A./Berloni Immobiliare Srl

By writ of summons served on 2 November 2018, Berloni Immobiliare Srl and Berloni Marcello sued before the Court of Pesaro (G.R. 2923/2018) Banca MPS Spa together with 7 other banking and financial institutions, the assessor and the drafting company, in order to obtain the declaration of nullity and/or annulment of all the acts carried out in execution of the recovery plan and the financing agreement reached between the defendant Banks and the companies of the Berloni Group (financing, mortgage registrations, pledges, contribution of shares, etc.), as well as an order that the defendants be ordered jointly and severally to pay damages, both pecuniary and non-pecuniary, allegedly suffered. The total claim for damages is quantified at EUR 53.5 mln and the Parent Company has entered an appearance. In May 2019, Berloni Immobiliare srl filed a quitclaim. The lawsuit continued for a relief sought of approximately EUR 30 mln. In November 2022, a court-appointed expert was ordered to verify the ‘manifest unsuitability’ of the recovery plan drawn up. The case was decided by order of 3 October 2024.

Compensation for transactions in diamonds

With reference to the “diamonds” case and the allegations of self-money laundering, the Public Prosecutor’s Office at the Court of Siena, as part of the criminal proceedings, issued a request for dismissal on 12 September 2022 versus the natural persons (4 former executive managers and the only executive manager still employed), who had been investigated for self-money laundering and also issued a decree for dismissal with regard to the Bank as a party bearing administrative liability and has also ordered the revocation of the preventive seizure issued in relation to the offence of self-money laundering pursuant to Italian Legislative Decree no. 231/2001, for the amount of EUR 0.2 mln. On 16 November 2022, the Attorney General of the Court of Appeal of Florence had ratified the decree of dismissal against the Bank, while the Judge for Preliminary Investigations on 5 October 2022 had issued a decree of dismissal against the natural persons.

With regard to the criminal proceedings pending before the Court of Rome, listed under no. 44268/21 concerning the offences of aggravated fraud, against only natural persons, including 5 former members of the Bank, and 8 employees, on 18 June 2024, a ruling was made that there was no need to proceed due to the statute of limitations of the offence.

About the same case, additional criminal proceedings for the offences of aggravated fraud, self-money laundering and hindering the exercise of the functions of Public Supervisory Authorities were commenced before the Public Prosecutor’s Office at the Court of Milan against seven former executive managers (of which five in the main line of litigation) and the Chief Executive Officer and pro tempore General Manager of the Bank.

These proceedings were moved, following the lack of territorial jurisdiction, to i) Rome for the hypothesis of aggravated fraud formulated against natural persons and in the context of which we are awaiting, as in the case of the trial aforementioned, the decision not to proceed due to the lapse of the statute of limitations; ii) Siena for the crime of self-laundering and obstruction of the functions of the Public Supervisory Authorities, the latter concluded on 8 February 2024 with the decree of dismissal.

With this last decree of dismissal, the criminal proceedings relating to the diamond operation involving the Parent Company as administrative head are all to be considered settled.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

2. Employment law disputes

As at 31 December 2024, tax disputes were pending for which the total relief sought, where quantified, was equal to approximately EUR 44.6 mln. Specifically:

•	approx. EUR 32.1 mln in relief sought for disputes for which there is a “likely” risk of losing the case, for which provisions of about EUR 14.8 mln have been recognised;

•	approx. EUR 12.5 mln as relief sought for disputes for which there is a “possible” risk of disbursing financial resources. Information on the most significant disputes pending as at 31 December 2024 is provided below.

BANCA MONTE DEI PASCHI DI SIENA

Banca Monte dei Paschi di Siena S.p.A. vs. Fruendo

The transaction for the sale of the “back office” business unit of Banca MPS to Fruendo, dating back to 1 January 2014 for 1064 resources, was declared unlawful in all levels of proceedings and resulted in the reinstatement with the Parent Company of 452 plaintiffs (1 April 2020), at the same time seconded to the company.

It should also be noted that in the case of the transfer of a branch of business deemed unlawful, the Court of Cassation, with reference to the salary obligation incumbent on the transferor, has ruled in a manner that differs from the settled opinion of the Court of Cassation itself. In fact, numerous rulings, issued starting from July 2019, stated that, in the event the transfer of the employment relationship, in the broader context of the transfer of business units, is declared unlawful, the transferor employer, who does not reinstate the employees, is still liable to fulfil the remuneration obligations in addition to those fulfilled by the transferee employer, since the principle that the payment made by the latter would discharge the former is considered not applicable to the case in question.

Based on this change in case law (“double remuneration”), as at the reporting date of these Financial Statements, 52 workers involved in the transfer of the business unit and recipient of the above rulings in their favour, have sued the Parent Company in order to request the remuneration allegedly due. These actions were lodged before the Courts of Siena, Florence, Mantua and Rome, with hearings currently scheduled between December 2024 and November 2025.

The progress of litigation, in its various stages, has led to negotiations for the settlement of disputes that have resulted in 350 settlements to date.

With reference to the “unlawful contract” line of the suit, a first group of appeals by Fruendo workers (52 then reduced to 32 following waivers/settlements) was rejected at first instance by the Court of Siena on 25 January 2019. This ruling was challenged by 16 workers before the Court of Appeal of Florence Labour Law Division which, on the other hand, ascertained the illegitimacy of the contract, ordering the reinstatement in service of 14 workers (as for 2 workers, the matter of the dispute was declared to have ceased to exist following waivers/conciliations), which was implemented with effect from 1 March 2022. The final ruling against the Bank was pronounced by the Supreme Court of Cassation by order of 17 May 2024.

Further actions were filed to ascertain the unlawfulness of the contract, which currently involve 30 Fruendo workers, all of which have been brought before the Court of Siena - labour section:

•	for two groups of plaintiffs (18 in total, subsequently reduced to 14 as a result of waivers/conciliations) who brought class actions, first instance rulings were pronounced in favour of the Bank by the Labour Law Division of the Court of Siena. The Florence Court of Appeal, by rulings issued on 5 April 2024, rejected the workers’ appeals and the cases are currently pending in Cassation;

•	for another group of applicants (18 in total, subsequently reduced to 16 as a result of waivers/conciliations), a first in-stance decision is currently pending before the Court of Siena, Labour Law Division, next hearing date 14 February 2025;

•	for the only applicant filing individual proceedings, the Labour Law Division of the Court of Siena issued a ruling against the Parent Company. The employee was readmitted to service on 1 March 2024 and the case was settled out of court on 10 September 2024.

3. Tax disputes

As at 31 December 2024, tax disputes were pending for which the total relief sought, where quantified, was equal to approximately EUR 35.5 mln. Specifically:

•	approx. EUR 12.2 mln as relief sought for disputes for which there is a “likely” risk of disbursing financial resources, for which provisions of approx. EUR 12.0 mln have been allocated;

•	approx. EUR 23.3 mln as relief sought for disputes for which there is a “possible” risk of disbursing financial resources.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Risk linked to representations and warranties given in the transfer and demerger of non-performing loans

In previous years, the Group launched an important destocking plan for non-performing loans with the aim of significantly reducing its NPE ratio. As part of these transfers of non-performing loan portfolios, indemnities are envisaged to be paid to the transferee counterparties if the representations and warranties (R&W) issued prove untrue.

In this regard, note the securitisation transaction carried out by the Group in December 2017 in favour of Siena NPL which resulted in the cancellation of bad loans for a gross exposure of over EUR 22 bn, whose R&W expired on 31 July 2021. At the reporting date of these financial statements, all claims received by the deadline were reviewed, of which a small percentage were assessed as well-founded and were paid.

Also noteworthy are, (i) the “Hydra-M” demerger transaction in the 2020 financial year concerning EUR 7.2 bn of gross impaired loans whose R&W matured on 1 December 2022 and for which all claims received were analysed and paid where deemed justified; (ii) the 2022 “Fantino” sale transaction concerning EUR 0.9 bn of impaired loans whose representations and warranties expired between 28 October 2023 (Intrum Spa) and 20 May 2024 (Amco Spa and Illimity Spa); all claims received have been analysed and paid where deemed justified, with the exception of the assignee Amco Spa, for which negotiations are underway to define the claims notified close to their due date; (iii) the 2023 “Mugello” sale transaction concerning EUR 0.2 bn of impaired loans, whose representations and warranties will expire in the first quarter of 2025; to date, a small number of claims have been notified; all claims received were analysed and paid where deemed justified; (iv) the 2024 ‘Bricks’ sale transaction finalised through the signing of three sale agreements with different assignees and concerning a total of EUR 0.3 bn of impaired loans, whose representations and warranties will expire between December 2025 and the first quarter of 2026; To date, no claims have been notified.

The total relief sought for these transactions as at 31 December 2024 amounted to EUR 271.3 mln, of which around EUR 63.9 mln classified as “likely” risk of losing and around EUR 207.5 mln as “possible” risk of losing.

For all the aforementioned transactions, a risk remains limited to that part of the claims already analysed and considered non-indemnifiable by the Group in addition, where present, to the residual component of claims to be analysed.

In general, the risk provisions for this type of transaction, if the claims are not fully analysed and/or the expiry date has not yet matured, are also determined through the use of statistical techniques to take into account the overall expected risk.

BANCA MONTE DEI PASCHI DI SIENA

ESG Risks

In view of the growing importance of ESG risk factors in regulation, government policies and stakeholder sensitivities, and also following specific initiatives promoted by the ECB, in particular on climate-related and environmental risks - C&E risks, the Group is pursuing a number of activities related to the integration of C&E risk factors into the Group’s risk management framework and governance and strategic processes.

The process of identifying, verifying the materiality and relevance of C&E risks in the short, medium and long term, prepara-tory to the definition of the Group’s Risk Appetite Statement continued, in line with previous years, on the environmental climate risk factors (hereinafter E-climate Risks).

The materiality analyses performed on E-climate risks, within the Group’s risk management framework, were integrated into the Double Materiality Assessment according to the process described in the section ‘Double Materiality Analysis’ in the section ‘Sustainability report’ included in the Consolidated Report on operations.

With regard to Environmental risk factors, in continuity with the previous year, environmental climate risks affecting credit risk and reputational risk were confirmed as material in the short, medium and long term. Specifically, the climatic risks affecting credit risk are confirmed to be “very high” on transition risk and “high” on physical risk, depending on the potential exposure associated with each risk factor as detailed in the following sections; the E- climate risks on credit risk were also subject to stress tests - aimed at evaluating the impacts of adverse scenarios for ICAAP purposes, in terms of additional credit costs.

Based on the findings of the materiality analyses for the E-climate risk factors, four specific Key Risk Indicators (KRIs) - defined in the Risk appetite statment (RAS) - in the components of physical risk and transition risk for both ‘private individuals’ and ‘non-financial corporate counterparts’ were monitored during 2024, and relative operating limits were set on the structures most affected by operations/perimeter concerned.

The analysis of the materiality of E-climate risk factors on other major financial risks (market, liquidity and operational) was carried out using “what-if” analyses aimed at stressing:

•	for liquidity risk, liquidity buffers represented by the deposits of retail customers and non-financial companies, depending on the occurrence of physical risk events concentrated in very short periods of time and on geographical impact zones (whole province for flood risk, single municipality for landslide risk); run-offs of deposits were assumed both crash (100% withdrawal of deposits in the affected area) and based on similar eventualities that actually occurred. The materiality assessment is carried out also through: (i) introduction of cumulative deposit runoff scenarios, (ii) extension of potential risk factors to natural events related to wind and fire, (iii) execution of assessments based on short/ medium and long-term scenarios/horizons and finally (iv) introduction of the assessment of a component of potential impact on liquidity determined by the pressures of climate variables on the economic activities of companies and there-fore on the draft of margins available from the same counterparties;

•	for market risk, the market value of non-financial corporate portfolios (bonds and equity) and risk exposure to non-financial and non-collateralised counterparties relating to positions in derivatives; the materiality check on market risk is carried out over a short-term period of time, taking into account that C&E risks tend to be non-material in the medium/ long-term, as the securities and financial instruments portfolios can be liquidated in the medium/long-term and can be modified according to the evolution of risks (especially transition risks) to which the issuers and related counterparties are subject;

•	for operational risks, business continuity depending on a number of scenario drivers, such as: (i) customer hardship (based on the deposit pools), (ii) employee hardship (based on the number of non-operational employees in the scenario), (iii) operational hardship (based on the number of branches closed), (iv) economic damage (based on the loss of profitability for the Bank at risk in the scenario) and (v) physical damage (based on the loss of value of property owned); As with the other risks, the range of risk factors analysed and the horizons over which materiality is assessed were extended.

The analyses showed a non-materiality of the C&E risk factors with respect to these core risks. The Group carries out such analyses periodically, on the basis of indicators and thresholds suitable to accommodate changes in the structure of the positions and activities concerned with consequent implementations in the risk management methodologies and processes and possible activation of related operating limits.

Finally, it should be noted that with reference to E-non climate risk – i.e.risks related to “Water resources”, “Circular economy”, “Pollution” and “Biodiversity and Ecosystems” – the process of identification and verification of materiality will be improved for RAS 2025 with the analysis of non-climate environmental risk factors, in the two perspectives of physical risk and transition risk, in terms of the Group’s primary financial risks (credit, operational, market and liquidity risk).

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

These indicators, transition risk E-non-climate (Water Resources, Circular Economy, Pollution and Biodiversity and Eco-systems) and physical risk E-non-climate (Water Resources and Biodiversity and Ecosystems), have been approved as KRI RAS 2025, and their respective operational limits have been reduced to the structures most involved in the operation/ perimeter concerned.

The following is a summary of the analysis activities performed by the Group during the year, aimed at identifying the exposure of credit portfolios to environmental/climate factors, for risk factors found to be material and regularly monitored as KRI RAS during 2024.

Climate transition risk non-financial institutions

With regard to climate transition risk - understood as the financial loss that a company may incur, directly or indirectly, as a result of the adjustment process towards a low-carbon and more environmentally sustainable economy - with regard to corporate customers, the Group quantifies the exposure of counterparties (or of their individual credit exposures) to this risk by means of an internally calculated sector indicator, which expresses the transition risk of the financed entity and the respective production activity. A higher value of the indicator therefore corresponds to a lower distance from full environmental sustainability of the activity and the related financing and, consequently, a lower transition risk for the counterparty or portfolio considered.

Among the aspects most affecting the transition/credit risk of production companies, particularly relevant are the objectives and related risks linked to climate change, deriving from the impact that human activities (production and otherwise) have on the phenomenon, mainly through GHG (Greenhouse Gases) emissions released into the atmosphere.

To better understand the specific scope of risk and strategic aspects related to climate change and its mitigation through the process of energy transition and reduction of GHG emissions, the Group has used a specific “emissions” transition risk indicator, defined as Transition Exposure Coefficient or TEC CCM (Climate Change Mitigation).

The indicator focuses on risk factors specifically related to the reduction of GHG emissions and thus to the energy transition; and is therefore representative of the share of an exposure exposed to transition risk. To calculate the TEC CCM, the Group combines elements assessed at the level of a company’s business sector with customer-specific elements collected through a questionnaire administered to business customers. Exposures are also classified into transitional risk classes81.

The KRI RAS introduced for 2024 is based on the TEC CCM, on which the respective operating limits are defined and adapted to the responsible units. The objectives in terms of the containment of the average portfolio TEC will be more suitable to address the “financed” GHG emission reduction plans incorporated in the strategies of the Net Zero Banking Alliance initiative and, in general, to the path towards making the Bank’s assets sustainable from a CCM perspective.

As at 31 December 2024, the overall measure at Group level of exposure to transition risk, (measure entered as KRI in the 2024 RAS context), was 42.5%, as shown in the table and graph below, which show the distribution of loans within the scope (EUR 40.7 bn) on the classes of TEC CCM.

			EUR/mln
Montepashi Group
Climate Transition Risk Level (TEC)	Credit GCA	Trans. Risk Exp.	Avg TEC
0 - Null TEC	5,248	-	0.0%
1 - Very Low	2,047	223	10.9%
2 - Low	3,537	805	22.8%
3 - Medium	15,890	6,614	41.6%
4 - High	11,247	7,317	65.1%
5 - Very High	2,762	2,356	85.3%
Total Non Fin. CTP Loans & Adv.	40,731	17,316	42.5%

81	The TEC CCM is also divided into five qualitative ranges in order to classify the positions of a given scope into transition risk classes: Very High, High, Medium, Low and Very Low.

BANCA MONTE DEI PASCHI DI SIENA

GHG emissions

With reference to receivables from non-financial companies, on a total reference scope of approximately EUR 40.7 bn82, the following graphs show the breakdown of loans by different types of sectors.

GHG-intensive sectors’ are identified consistently with the top ten NACE/ATECO groupings with the highest GHG emissions83. The “Other climate-relevant sectors” are those indicated as sectors which “highly contribute to climate change” in the EBA ITS 2022/01 for preparation of the Pillar 3 ESG Disclosure.

82	The figure of EUR 40.7 bn is an operating figure referring to the total loans disbursed, both for deposits and unsecured loans to business custormers.

83	Emission intensity levels as a system median, according to the results ofthe 2022 ECB Climate Stress Test exercise.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

The following graph shows the detail of the grouping based on the reference NACE/ATECO, by GHG intensity decreasing from top to bottom, referring to the sectors with high GHG emission intensity equal to 18.4% (about EUR 7.5 bn) of the total area observed.

Lending included in the perimenter results in “financed emissions”84 of 20.3 mln tonnes of which 37% is attributable to GHG-intensive sectors and 61% to other climate-intensive sectors. The two sectors coincide with loans to sectors that “highly contribute to climate change”, according to the EBA ITS for Pillar3 – ESG (equal to approximately 86.4% of total credit exposure) to which approximately 98% of the financed issues are thus attributable.

Co2 eq. /000 tons, € mln as of 31/12/2024

Montepaschi Group

GHG EMISSIONS & CREDIT EXPOSURE vs. NON-FIN.CORPORATES

	FINANCED EMISSIONS			CREDIT EXPOSURE
	Scope 1-2-3		of which Scope 3
	Co2 eq. /000 tons	% of total	Co2 eq. /000 tons	€ mln	% of total
High Intensity CST Sectors	7,538	37.1%	6,563	7,496	18.4%
Highly contrib. Other	12,382	61.0%	11,335	27,682	68.0%
Highly contrib. Total	19,920	98.1%	17,898	35,178	86.4%
Other "not relevant" Sectors	393	1.9%	356	5,554	13.6%
Total Non-Fin. Corporate	20,313		18,254	40,731

84	“Funded GHG emissions” represent the part of GHG emissions produced by a counterparty (production company) corresponding to the Group’s financing share with respect to the company’s total assets.

BANCA MONTE DEI PASCHI DI SIENA

Climate transition risk - Private

For Private Customers, the energy performance labels (APE in Italy, EPC in the European context) of mortgaged properties are the most significant indicator approximating the emission impact and more generally the attitude towards climate change mitigation for mortgage loans. In order to identify transition risk, the Group is currently placing this risk in direct relation to the characteristics of the properties offered as mortgage security, being therefore able to provide a first proxy of alignment to the transition, through characteristics of energy efficiency.

The level of energy performance of residential mortgage properties, and the related information on consumption and GHG emissions, will be compulsorily collected at underwriting for new mortgages from April 2023.

As at 31 December 2024, approximately 47.4% of the residual debt on residential mortgages secured by real estate was covered by the energy label (42.5% at the end of 2023).

At the same date, the component of mortgages covered by the energy label was broken down by APE levels according to the table and graph below.

		EUR/mln
Montepashi Group
EPC label level	outstanding	%
A	1,020.95	3.3%
B	454.02	1.5%
C	656.50	2.1%
D	1,280.52	4.1%
E	2,263.07	7.3%
F	3,704.53	12.0%
G	5,287.50	17.1%
Total mortgages covered by actual EPC	14,667.07	47.4%
Without/Unknown EPC	16,251.50	52.6%
Total residential mortgages	30,918.57	100.0%

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

Physical Climate risk – Non-financial institutions

The “transmission channel” of the impacts of physical climate risk on companies consists of the damages that events of acute physical risk (landslides, floods, atmospheric precipitation, hurricanes, fire) may cause to the company’s production assets, possibly resulting in prolonged business interruptions that may compromise the company’s regular operation with consequences of loss of profitability or even closure and bankruptcy.

There is also another way of transmitting physical/climatic events to the prospective profitability and solvency of a produc-tion company, transitioning from the gradual but inexorable change in the conditions in which the production unit operates, which may compromise the context or the business model. In this case, we refer to a chronic physical risk, linked, for example, to increased temperatures or the frequency of precipitation, conditions that could compromise the production process especially in those sectors of activity that are more dependent or exposed to such conditions (e.g. agriculture or activities carried out outdoors, such as construction, etc.).

As at 31 December 2024, 20% of deposits and unsecured loans to non-financial companies, equal to approximately EUR 40.7 bn, were exposed to “high” or “very high” physical risk (acute or chronic).

The following graphs show the distribution on loans to non-financial companies of the levels of physical risk in general and then of the main acute physical risk factors (landslide and flood) and finally the seismic risk85 (earthquake).

GMPS Loans & Advances to Non-Fin. Corporates
Physical Risk
Loans by risk class: 31/12/2024

1 - Very High 4.1%
2 - High 15.9%
3 - Medium 28.2%
4 - Low 35.8%
5 - Very Low 16.0%

GMPS Loans & Advances to Non-Fin. Corporates
Flood Risk
Loans by risk class: 31/12/2024

1 - Very High 1.9%
2 - High 7.3%
3 - Medium 12.2%
4 - Low 35.4%
5 - Very Low 43.2%

GMPS Loans & Advances to Non-Fin. Corporates
Landslide Risk
Loans by risk class: 31/12/2024

1 - Very High 1.1%
2 - High 3.2%
3 - Medium 8.5%
4 - Low 11.0%
5 - Very Low 76.2%

GMPS Loans & Advances to Non-Fin. Corporates
Seismic Risk
Loans by risk class: 31/12/2024

1 - High 1.8%
2 - Medium 33.0%
3 - Low 54.6%
4 - Very Low 10.7%

85	Seismic risk is not considered as climate-related risk, but is nevertheless monitored alongside physical climate risk, as a further potential natural risk factor.

BANCA MONTE DEI PASCHI DI SIENA

Physical climate risk – Private

As regards the physical risk related to private customers, the riskiness of the real estate securing residential mortgages is monitored, based on the location of the real estate. The perimeter exposure of loans was mapped by geolocalising the real estate, and thus attaching the appropriate zone of the applicable risk factor mapping (based on point location by census cell for properties already in the systems, based on ISPRA maps for properties related to new loan transactions) for hydro-geological risks or specific grid for other risks.

The analysed risk factors that can cause acute physical damage to a property are Landslide, Flood, Wind Fire (widely considered as climate-related) in addition to the seismic risk that is monitored although not related to climate change.

The data used to determine the short-, medium- and long-term risk maps and the corresponding RAS Key Risk Indicator (KRI) monitored quarterly during the year were retrieved from specialised data providers and from ISPRA (Institute for Environmental Protection and Research) public databases.

As at 31 December 2024, 17.6% (16.6% at the end of 2023) of the total outstanding residential mortgage loans of EUR 30.9 bn had collateralised properties located in geographic areas (municipalities) at ‘high’ or ‘very high’ risk for at least one of the risks “landslide” and “flood”, “‘wind”, “fire”.

The graphs below show the breakdown of residential mortgage loans at the level of riskiness of the location of their collateral properties, as regards the monitored risk factors.

GMPS Residential Mortgages
Flood Risk
Loans by risk level of collaterals: 31/12/2024

1 - Very High 2.1%
2 - High 8.3%
3 - Medium 15.2%
4 - Low 14.8%
5 - Very Low 59.7%

GMPS Residential Mortgages
Landslide Risk
Loans by risk level of collaterals: 31/12/2024

1 - Very High 0.4%
2 - High 3.3%
3 - Medium 6.7%
4 - Low 9.0%
5 - Very Low 80.6%

GMPS Residential Mortgages
Seismic Risk
Loans by risk level of collaterals: 31/12/2024

1 - High 1.6%
2 - Medium 27.8%
3 - Low 60.6%
4 - Very Low 10.0%

A further risk associated with ESG aspects, considered relevant for the MPS Group, is the reputational risk.

The related reputational risk indicator, subject to RAS monitoring, includes a component that takes into account the impacts on reputation linked to ESG factors.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

The ESG component takes into account the external perception of the MPS Group’s attention to ESG issues, as resulting from sustainability ratings expressed by independent agencies on the Group, the volume of exposure to sectors exposed to transition risk and linked to controversial activities and the weight, in customer portfolios, of investments in financial instruments considered non-sustainable by the Group, the ESG ratings of the main Suppliers and Business Partners as well as the rating obtained by the Group on the Gender Equality Certification.

For further details on Reputational Risks, please refer to the paragraph included in the section “Operational Risks” of these Notes to Consolidated Financial Statements.

Financial risks of investment services

Foreword

The Group pays particular attention to the governance of risks regarding investment services that are a direct and indirect result of the risks incurred by customers in relation to the performance of investment services.

Governance of these risks is aimed at protecting customers and at preventing any potential negative impacts on the Group in terms of operational and reputational risk.

Organisational responsibility at Group level for supervising financial risk measurement, monitoring and control activities and for mapping investment products/services for the purposes of MiFID adequacy is an integral part of the Group’s integrated risk management responsibilities, and is assigned centrally to the Market Risk and Wealth Risk Management function. This is to ensure centralised governance of the direct and indirect risks which the Group incurs during the course of its operations.

“Wealth risk management” focuses on the overall set of operational and management processes as well as measurement and monitoring tools/methods used to ensure overall consistency between customers’ risk profiles and the risk of invest-ment products and portfolios offered to - or in any case held by - customers.

The investment products (of the Group and of third parties), whether or not included in the overall offering to the Group’s customers, are mapped for risk on the basis of quantitative measurements of market and credit risk factors and makes assessments of the liquidity, complexity, and sustainability characteristics of these products. Product mapping is one of the guiding criteria for carrying out investment adequacy checks as part of the consulting service offered.

For the sake of simplicity, investment product risk mapping, performed with reference to individual risk macro-factors, is grouped under specific risk categories.

A special focus is given by the Group to the monitoring and prevention of potential financial and reputational risks which investment services, particularly in contexts of financial crisis, may generate as a consequence of increased market vola-tility. The fast-moving and not always predictable market trends may result in rapid changes in product risks and generate potential financial losses, as well as prompting a changing attitude by customers towards their own financial investments.

Customers have regularly been informed of changes in the risk of financial instruments held, so as to ensure timely disclo-sure transparency and facilitate possible decisions aimed at rebalancing the risk profile of their investments

BANCA MONTE DEI PASCHI DI SIENA

Consultancy services offered

The strategic choice of the Parent Company is to systematically combine the placement of financial products with advisory so as to ensure the highest level of protection for the investor and, at the same time, enhance the role played by relationship manager. Again, with a view to protecting customers, the obligation to verify appropriateness has also been extended to the trading activities on the secondary market of the bonds and the certificates issued by the Group.

The advisory service is offered by the Parent Company on the basis of two different methods:

•	a “basic” advisory, aimed at verifying the suitability of a single specific investment recommendation, or several investment transactions or several disinvestment transactions in relation to the risk of the customer’s investment portfolio as a whole. In this regard, the adequacy model adopts a multivariate control approach to the individual risk factors, taking the risk of the customer’s portfolio, including the recommended investment product(s), as a reference;

•	an “Advanced” advisory, aimed at verifying the suitability of the overall set of advised transactions based on a range of investment/disinvestment transactions targeted at the construction of one or more portfolios of advanced advisory, consistent with the respective investment objectives, in reference with an optimal asset allocation that aims at obtaining maximised future returns, based on the investment portfolio risk given the customer’s risk profile. In this regard, the adequacy model adopts a multivariate control approach to the individual risk factors, taking the risk of the customer’s portfolio, including the recommended investment product(s), as a reference.

Wealth risk management activities cover the entire distribution perimeter of the network of Group branches, the invest-ment services operated by Banca Widiba.

Banca MPS and Banca Widiba adopt customer profiling methods and rules to determine the indicators underlying the customer’s risk profile, using the MiFID questionnaire in line with MiFID II (Directive 2014/65/EU) which, together with the MiFIR o Markets in Financial Instruments Regulation (Regulation (EU) 600/2014), regulate the financial products market.

Within the framework of the regulatory guidance contained in EU Delegated Regulation 2021/1253, which provides for amendments to Delegated Regulation (EU) 2017/565 supplementing MiFID II, intermediaries carry out an assessment of their customers’ sustainability preferences. The customer profiling questionnaire captures the degree of customer preference with respect to environmental, social and governance (ESG) sustainability preferences.

The graphs below show the distribution as at 31 December 2024 of the Investment Objective, Time Horizon and Interest in Sustainability indicators issued by Retail customers of the group who have fully completed the MiFID questionnaire and who hold positions in investment products.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part E - Information on risks and hedging policies

At the end of 2024, the portfolios held by Consumer/Retail customers on the basis of formalised “advanced” advisory proposals to obtain optimum asset allocation were mainly distributed into the recommended, especially long-term, asset allocation macro-classes.

BANCA MONTE DEI PASCHI DI SIENA

Section 3 - Insurance companies risks

Neither the Group nor its subsidiaries perform insurance activities. However, the Group has holdings in the share capital of insurance companies, such as “AXA MPS Assicurazioni Danni S.p.A.” and “AXA MPS Assicurazioni Vita S.p.A.”. These equity investments are carried at equity and are recognised under consolidated assets, item 70 “Equity investments”. Pur-suant to prudential supervisory provisions, the Group deducts the amount of such equity investments that exceeds certain regulatory thresholds from its own funds and holds a capital requirement against the amount not deducted.

Section 4 - Other companies risks

There are no significant additional risks for the remaining companies included in the scope of consolidation that are not part of the Banking Group or insurance companies. With regard to the company MPS Tenimenti Poggio Bonelli e Chigi Saracini Società Agricola S.p.A., it should be noted that the book value at which the properties, plant and vineyards are recognised is consistent with the values inferred from specific appraisals and valuations. The Group meets a capital re-quirement for this equity investment calculated in accordance with prudential supervisory provisions.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part F - Information on consolidated shareholders’ equity

Part F - Information on consolidated shareholders’ equity

Section 1 - Consolidated shareholders’ equity

A. Qualitative Information

The Group pursues strategic objectives focused on quantitative and qualitative strengthening of capital, structural rebal-ancing of liquidity and achievement of sustainable profitability levels, compatible with the undertaken risks; through the close interaction between the processes of Multi-year Planning and Budget, Governance of the Risk Appetite Framework (RAF) and Capital Adequacy Assessment (ICAAP), a risk appetite is defined aimed at guaranteeing operational stability and at the same time quantifying resources useful for financing growth strategies.

In this perspective, capital management, planning and allocation activities play a crucial role in ensuring compliance over time with the minimum capitalisation requirements set by the regulations and the supervisory authorities, as well as with the risk appetite level approved by the Group’s strategic supervision body.

For these purposes, as part of the RAF, the target capitalisation levels are estimated annually, verifying, on the basis of the ICAAP process, that the capital adequacy is sufficient to guarantee compliance with the minimum requirements approved by the Board of Directors. Capital adequacy is also assessed prospectively and over a period of several years, under both normal and stress conditions, taking into account both the regulatory perspective, focused on compliance with operational capital requirements aimed at guarding against risks not covered by regulatory requirements, as well as further prudential assessments decided by the strategic supervision body.

The objective of capital adequacy is primarily pursued through the generation of positive income, as well as through the optimisation of risk-weighted assets; Compliance with capital requirements is also ensured through specific actions to support total own funds, such as the issuance of subordinated bonds.

Capital management is understood as a dynamic activity aimed at constantly seeking to optimise the capital components (ordinary shares and other capital instruments) in order to achieve objectives and implement identified strategies. With this in mind, the Parent Company exercises coordination and guidance activities over the Banks and Companies belonging to the Group, monitoring the management of assets and issuing the appropriate guidelines.

The Group uses methodologies for the correct measurement of profitability, based on risk, by adopting these indicators also within the RAF framework, with related monitoring and management of the total expected risk/return profile.

In this context, the RAPM (Risk Adjusted Performance Measure) metrics are also used to make the appropriate assess-ments and provide the necessary indications, to the functions of the Parent Company and to the business units, for a timely recognition of the actual absorption of capital resources allocated and for the direction of future distribution choices; the capital is allocated to the business units on the basis of the expected development, return and estimated risk levels and is constantly monitored during the year to verify the achievement of the objectives and compliance with the minimum requirements defined internally.

The definitions of equity applied are those used in Supervisory Regulations: Common Equity Tier 1, Tier 1 and Own Funds. In addition, as part of the RAPM metrics, additional definitions of capital are used, such as:

•	the Invested Capital, i.e. the amount of Shareholders’ equity needed to achieve Tier 1 Capital values, whether determined ex ante as target levels or realised ex post;

•	the Allocated Capital corresponds to the Total Internal Capital Requirement defined in the ICAAP;

•	the capital absorbed corresponds to the capital actually at risk and is determined in proportion to the risk weighted assets (RWA) observed in the final balance.

BANCA MONTE DEI PASCHI DI SIENA

According to the European Central Bank’s final decision on capital requirements, as of 1 January 2025 the Group at the consolidated level must comply with a Total SREP Capital Requirement (TSCR) of 10.50%, which includes:

•	a minimum own funds requirement - Pillar 1 (“P1R”) of 8% (of which 4.50% in terms of CET1); and

•	an additional Pillar 2 (‘P2R’) requirement of 2.50%, an improvement of 25 bps over the levels required for 2024 (2.75%), to be held at least 56.25% in the form of primary tier 1 capital - CET1 - and 75% in the form of tier 1 capital - Tier 1.

Moreover, with regard to Pillar II Capital Guidance (P2G), the Group has to maintain, on a consolidated basis, a requirement of 1.15%, continuing from 2024, to be fully met with Common Equity Tier 1, in addition to the overall capital requirement.

The overall minimum requirement in terms of Total Capital ratio, obtained by adding a Combined Buffer Requirement (CBR) of 2.89%86 to the TSCR, is 13.39%.

The overall minimum requirement for the CET 1 ratio is 8.79%, the sum of P1R (4.50%), P2R (1.41%87) and CBR (2.89%); the overall minimum Tier 1 requirement is 10.76%, including P1R of 6%, P2R of 1.88%88 and CBR of 2.89%.

With reference to own funds, it should be noted that in 2018, the MPS Group has chosen to apply IFRS 9 transitional regime (2018-2022) both to the impact of the first application (with reference to exposures classified in stages 1,2 and 3), as well as the effect resulting from the comparison between the value adjustments at 1 January 2018 and the subsequent report-ing periods up to 31 December 2022 (limited to any increases in value adjustments on exposures classified in stages 1 and 2). Following the entry into force of Regulation (EU) 2020/873 ( “Quick-fix”), which amended the IFRS 9 transitional regime in order to mitigate the capital impacts related to the COVID-19 emergency, as of 30 June 2020, the MPS Group also chose to sterilise the capital impacts related to the increase in value adjustments on loans, recognised in the period 2020 - 2024 compared to 1 January 2020 for the stage 1 and 2 portfolios.

The MPS Group also applies the exemption from the deduction of assets in the form of software from CET 1 introduced by Regulation (EU) 2019/876 (“CRR II”). In line with the provisions of Delegated Regulation (EU) 2020/2176, as of 31 Decem-ber 2020, the Group deducts from CET1 the positive difference between the value of accumulated prudential amortisation, calibrated over a maximum period of three years, and the sum of accumulated statutory amortisation and any accumulat-ed impairment losses, while the portion of the net book value of software assets not deducted is included in RWA with a risk weight of 100%.

With reference to the regulatory provision contemplated in Article 3 of CRR (“Application of stricter requirements by insti-tutions”), as from September 2021, the MPS Group, on a voluntary basis, will make an additional deduction from CET1 in order to incorporate the minimum coverage expectations for non-performing loans as defined in the SREP Decision and the Addendum to the ECB Guidelines (so-called calendar provisioning).

Finally, note that from 30 September 2024, the MPS Group applies the prudential filter relating to the Other Comprehensive Income Reserve to government bonds re-introduced by Regulation (EU) 2024/1623 (CRR III). This temporary treatment, applicable until 31 December 2025, makes it possible to exclude from elements of CET1 the amount of unrealised profits and losses accumulated starting from 31 December 2019, accounted for in the financial statement item “Changes in the fair value of debt instruments measured at fair value through other comprehensive income”, with reference to exposures to central administrations, provided such exposures are classified as performing financial assets.

86	The Combined Buffer Requirement (CBR) consists of the Capital Conservation Buffer (2.50 per cent), the Countercyclical Capital Buffer (0.028 per cent) and the Systemic Risk Buffer - SyRB (0.36 per cent). The latter represents the capital buffer that the bank must hold against systemic risk equal to 0.50 per cent of its credit and counterparty risk-weighted exposures to Italian residents as of 31 December 2024.

87	Calculated considering 56.25% coverage of P2R from CET 1.

88	Calculated considering 75% coverage of P2R from Tier 1.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part F - Information on consolidated shareholders’ equity

B. Quantitative Information

B.1 Consolidated shareholders’ equity: breakdown by business areas

31 12 2024

				Consolidation
				cancellations			of which
	Prudential	Insurance	Other	and			minority
Net equity items	Consolidation	companies	companies	adjustments	Total	of which Group	interests
Shareholders' equity	7,454,033	304,317	111,303	(415,620)	7,454,033	7,453,451	582
Share premium	2	-	-	-	2	-	2
Reserves	2,182,943	415,529	(16,562)	(398,967)	2,182,943	2,184,265	(1,322)
Equity instruments	-	-	-	-	-	-	-
Treasury shares (-)	-	-	-	-	-	-	-
Valuation reserves	61,681	5,715	3,965	(9,680)	61,681	60,447	1,234
• Equity instruments measured at fair value through other comprehensive income	(14,167)	-	-	-	(14,167)	(14,167)	-
• Financial assets (other than equity instruments) measured at fair value through other comprehensive income	(29,852)	-	-	-	(29,852)	(29,852)	-
• Tangible assets	109,307	-	3,978	(3,978)	109,307	109,112	195
• Intangible assets	-	-	-	-	-	-	-
• Cash flow hedges	12,955	-	-	-	12,955	12,955	-
• hedging Instruments - not designated items	-	-	-	-	-	-	-
• Exchange difference	4,395	-	-	-	4,395	4,395	-
• Non-current assets and disposal group	9,498	-	-	-	9,498	9,498	-
• Financial liabilities measured at fair vale through profit and loss (changes in own credit worthiness)	4,925	-	-	-	4,925	4,925	-
• Actuarial gains (losses) on defined benefit plans	(46,712)	-	(14)	14	(46,712)	(46,712)	-
• Share of valuation reserves of equity investments valued at equity "	5,715	5,715	-	(5,715)	5,715	5,715	-
• Special revaluation laws	5,617	-	-	-	5,617	4,578	1,039
Profit (loss) for the year - Group and minority interests	1,950,623	75,214	(1,564)	(73,650)	1,950,623	1,950,783	(160)
Net equity	11,649,282	800,775	97,142	(897,917)	11,649,282	11,648,946	336

BANCA MONTE DEI PASCHI DI SIENA

B.2 Valuation reserves for financial assets measured at fair value through other comprehensive income: break-down

							Consolidation
	Prudential						cancellations and
	Consolidation		Insurance companies		Other companies		adjustments		TOTAL
	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative
Asset/Amount	reserve	reserve	reserve	reserve	reserve	reserve	reserve	reserve	reserve	reserve
1. Debt securities	13,426	(43,722)	1,009	(1,452)	-	-	(1,009)	1,452	13,426	(43,722)
2. Equity instruments	7,002	(21,169)	-	-	-	-	-	-	7,002	(21,169)
4. Loans	-	-	-	-	-	-	-	-	-	-
Total 31 12 2024	20,428	(64,891)	1,009	(1,452)	-	-	(1,009)	1,452	20,428	(64,891)
Total 31 12 2023	25,119	(100,478)	7,969	(9,140)	-	-	(7,969)	9,140	25,119	(100,478)

B.3 Valuation reserves for financial assets measured at fair value through other comprehensive income: annual changes

			31 12 2024

	Debt securities	Equity instruments	Loans
1. Opening balance	(56,744)	(18,615)	-
2. Increases	37,028	7,285	-
2.1 Increases in fair value	33,440	6,823	-
2.2 Net losses (recoveries) on impairment	-	X	-
2.3 Reversal to profit and loss of negative reserves	3,390	X	-
2.4 Transfers to other component of equity (equity instruments) "	-	1	-
2.5 Other increases	198	461	-
3. Decreases	10,579	2,837	-
3.1 Decreases in fair value	9,108	40	-
3.2 impairment provisions	-	-	-
3.3 Reversal to profit and loss of positive reserves: followiong disposal "	1,273	X	-
3.4 Transfers to other component of equity	-	2,774	-
3.5 Other decreases	198	23	-
4. Closing balance	(30,295)	(14,167)	-

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part F - Information on consolidated shareholders’ equity

B.4 Valuation reserves for defined benefit plans: annual changes

			Provisions for
			employees
	Internal funds	External funds	severance pay	31 12 2024
Opening balance	(71)	(30,694)	(16,728)	(47,493)
Remeasurement of net defined benefit liability (asset):	(163)	-	(27)	(190)
Return on plan assets excluding interests	-	(5)	-	(5)
Actuarial gains (losses) arising from changes in demographic assumptions	-	(2)	-	(2)
Actuarily gains (losses) arising from experience adjustments	(107)	(1,017)	356	(768)
Actuarial gains (losses) arising from changes in financial assumptions	(56)	1,432	(383)	993
Changes in effect of limiting net defined benefit asset to asset ceiling	-	(408)	-	(408)
Gains (losses) on settlements	-	-	-	-
Others	53	619	67	739
Closing balance	(181)	(30,075)	(16,688)	(46,944)

Section 2 – Regulatory banking capital and ratios

See the information on own funds and capital adequacy contained in the public disclosure (Pillar 3).

BANCA MONTE DEI PASCHI DI SIENA

Part G - Business combinations

Section 1 – Business combinations during the financial period

1.1 Business combinations

1.1.1 Transactions included in the scope of application of the international accounting standard IFRS 3 “Business combi-nations”

No business combinations, as defined by IFRS 3, were carried out in 2024..

1.1.2 Business combinations under common control

In 2024, no business combinations were carried out between entities under common control.

Section 2 – Business combinations completed after the financial period

There are no transactions to report.

Section 3 – Retrospective adjustments

No retrospective adjustments are reported.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part H - Related-party transactions

Part H - Related-party transactions

1. Compensation of key management personnel

			Other Managers
		Board of Statutory	with strategic
	Board of Director	Auditors	responsibility	Total
Short -term benefits (1)	1,216	228	4,559	6,003
Post-retirement benefits (2)	-	-	98	98
Termination benefits (3)	-	-	1,044	1,044
Share based payments (4)	-	-	1,821	1,821
Other benefits (5)	-	-	1,234	1,234
Total as at 31 12 2024	1,216	228	8,756	10,200
Short -term benefits (1)	1,229	230	4,611	6,070
Post-retirement benefits (2)			98	98
Termination benefits (3)				-
Share based payments (4)			1,164	1,164
Other benefits (5)			797	797
Total as at 31 12 2023	1,229	230	6,670	8,129

(1)	includes salaries and fringe benefits;

(2)	includes company contributions to pension funds;

(3)	includes contractual indemnities due for termination of employment;

(4)	includes the cost of share-based payments under the incentive scheme;

(5)	includes variable compensation under the incentive scheme.

In compliance with the instructions provided by accounting standard IAS 24 and in light of the current organisational structure, the Group has opted for the disclosure scope to include not only the Directors, Statutory Auditors, the General Manager and the Deputy General Managers, but also other Key Management Personnel.

The information regarding remuneration policies is contained in the “Remuneration Report pursuant to art. 123 ter of the Consolidated Law on Finance”, available on the Parent Company’s internet site, which contains the following data:

•	a detailed breakdown of compensation paid to the Administration and Control Bodies, General Managers and, in aggregate form, to Key Management Personnel;

•	quantitative information on the remuneration of “Identified Staff”;

•	monetary incentive plans in favour of members of the Administration and Control Body, the General Managers, the Deputy General Managers and other Key Management Personnel;

•	information on the equity investments of members of the Administration and Control Bodies, the General Managers and other Key Management Personnel.

In the financial year 2024, there were 3 terminations of employment of key executives of the Parent Company.

BANCA MONTE DEI PASCHI DI SIENA

Related-party transactions

In compliance with the provisions of Consob Resolution no. 17221, 12 March 2010, as subsequently amended (hereinafter the “Consob Regulations”), as well as art. 53 Consolidated Banking Law and its implementing provisions (Bank of Italy Circular 285/2013 Part Three, Chapter 11 “Risk assets and conflicts of interest with respect to associated parties”), the “Committee for Related-party Transactions” was established, composed of between three and five independent directors, carrying out the functions envisaged by the Articles of Association and the current legislative and regulatory provisions on transactions with related and associated parties.

The “Group Directive concerning Management of regulatory obligations on related parties, associated parties and obligations of bank representatives” (hereinafter the “Group Directive”), accompanied by the “Group Regulation concerning Management of regulatory obligations on related parties, associated parties and obligations of bank representatives” (hereinafter the “Group Regulations”), approved by the Parent Company’s Board of Directors, with the prior favourable opinions of the Committee for Related Party Transactions and the Board of Statutory Auditors, contains provisions and internal procedures on related parties, aligned with the provisions of the Consob Regulation. The Group Directive was most recently updated on 3 July 2024 to adapt to the current organisational structure of the Parent Company.

The Group Directive defines the organisational model adopted by the MPS Group (principles and responsibilities) for the management process of the provisions applicable to related parties, associated parties and obligations of the bank repre-sentatives, and in particular, governs, at the MPS Group level, the principles and rules for the control of risks arising from situations of possible conflicts of interest with some subjects close to the decision making centres of the Parent Company.

Within the Group Directive, the following is also defined:

•	the formulation of the responsibilities assigned within the MPS Group (tasks and responsibilities of the top management bodies and corporate functions of the Parent Company and subsidiaries);

•	the scope of the related parties, associated parties (“Group Scope”) and other subjects in a potential conflict of interest;

•	the criteria for the identification of transactions, level of relevance of the transactions;

•	the decision-making procedures and exemption cases;

•	the internal policies in the area of control.

For the purpose of the Group Directive, significance is attributed to the transactions carried out with the subjects operating within the Group Scope which involve the performance of risk activities, the transfer of resources, services and obligations, regardless of the requirement of a consideration. With regard to the type of transactions, these are classified in detail in the aforementioned Group Regulations, as:

•	“most significant transactions”: transactions where at least one of the following relevance indicators, applicable according to the specific transaction, exceeds the 5% threshold (greater relevance threshold):

-	countervalue relevance index: the ratio of the countervalue of the transaction to the total of the own funds resulting from the most recent published consolidated balance sheet;

-	relevance index of the assets: the ratio of the total assets of the entity to which the transaction refers, to the total assets of the Parent Company;

-	relevance index of the liabilities: the ratio of the total liabilities of the acquired entity to the total assets of the Parent Company;

•	“transaction of lesser relevance”: transactions above the small amount and up to the large amount threshold; in the context of transactions of lesser significance, transactions in which the amount exceeds EUR 100.0 mln and up to the threshold of greater significance (significance index of the equivalent value) are considered to be of lesser significance as a “significant amount”, or, in the case of acquisitions, mergers and demergers for an amount equal to or less than EUR 100.0 mln, the significance index of the assets and/or liabilities is equal to or greater than the ratio of EUR 100.0 mln and own funds at a consolidated level;

•	“transactions of a negligible amount”: transactions of EUR 250.0 thousand or less where the counterparty is a legal person; transactions of EUR 100,000 or less, where the counterparty is a natural person.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part H - Related-party transactions

The provisions and procedures applicable to transactions with related parties, in the versions in force at the time, are published on the website www.gruppomps.it in the section “Corporate Governance - Transactions with related parties”.

From 2016, the Parent Company’s Board of Directors formally resolved to approve inclusion of the Ministry of Economy and Finance (MEF) and of the relevant directly and indirectly subsidiaries within the scope of related parties on a discretionary basis pursuant to the provisions of the Group Directive, excluding the prudential regulation.

Following completion of the Parent Company’s precautionary recapitalisation procedure, after which the MEF became the controlling shareholder from August 2017, the Parent Company received notification on 18 December 2017 from the Supervisory Authorities with regard to the methods for the resulting application of limits to risk assets laid out in prudential regulations, pursuant to art. 53 of the Consolidated Law on Banking (TUB) and its implementing provisions (Bank of Italy Circ. no. 263/06 Title V, Section 5), through application to the Parent Company of the “silo” approach for calculation of the reference limits.

On 27 December 2024, the status of the MEF became that of a shareholder with significant influence following changes to the Parent Company’s corporate structure and the composition of its Board of Directors in November and December 2024.

Since the MEF was a controlling shareholder for almost the entirety of 2024, MEF’s scope as a controlling shareholder was kept unchanged for the purposes of disclosing the Parent Company’s transactions 2024. With reference to the MEF scope, the Parent Company has availed itself of the exemption provided by paragraph 25 of IAS 24 on the disclosure of transac-tions and balances of existing transactions with government-related entities. The main transactions carried out with the MEF and with its subsidiaries and associated companies, in addition to financing transactions, include Italian government securities recorded in the portfolios “Financial assets measured at fair value through other comprehensive income” for a nominal amount of EUR 1,519.0 mln, “Financial assets measured at fair value through profit or loss” for a nominal amount of EUR 1,840.3 mln and “Financial assets measured at amortised cost” for a nominal amount of EUR 8,047.8 mln.

Information is provided below regarding the most significant transactions, in terms of amount, carried out by the Parent Company with related parties in 2024.

MEF related-party transactions

i. Transactions with SACE S.p.A.

On 6 February 2024, the Board of Directors of the Parent Company, subject to opinion in favour from the Related Party Transactions Committee, voted in favour of including Banca MPS in the proposed arrangement with creditors (pursuant to art. 161, paragraph 6 of the Bankruptcy Law) formulated by GRUPPO PSC S.p.A., which with regard to short and medium/ long-term cash exposure for a total of EUR 24.2 mln particularly envisages voting on: (a) quarterly repayment by SACE S.p.A. of EUR 15.5 mln in accordance with the original exposure recovery plan guaranteed by SACE S.p.A.; (b) repayment of 2.05% (amounting to EUR 51.0 k) of SACE’s total unsecured exposure of EUR 2.5 mln; (c) repayment of 2.03% (approximately EUR 127.0 k) of the total exposure of EUR 6.3 mln.

On 20 February 2024, the Credit Committee of the Parent Company approved the framework resolution with a credit pool of EUR 390.0 mln, concerning the Parent Company’s operations with SACE S.p.A., relating to the issue of financial guarantees by SACE S.p.A. against credit lines/loans granted by Banca MPS to companies that will be able to benefit from the SACE Futuro guarantee, aimed at promoting growth in global markets, supporting technological innovation and the digitalisation process, investing in infrastructure and sustainability, supporting strategic supply chains and economically disadvantaged areas, contributing to the growth of the social ecosystem through the development of female entrepreneurship, with a particular focus on initiatives related to the National Recovery and Resilience Plan (NRRP, the “DQSACEFUTURO2024”). On 16 December 2024, the Credit Committee resolved to increase the ceiling to EUR 500.0 mln. The DQSACEFUTURO2024 is valid for a period of 12 months from the date of acceptance by the parties of the special terms and conditions applicable to the loans. It applies only to the Parent Company, not at Group level.

Also on 19 March 2024, the Parent Company’s Credit Committee resolved in favour of the Parent Company’s customers to grant a 10-year unsecured loan for a total of EUR 49.0 mln for the construction of a tourism-hotel structure abroad, 80% guaranteed by SACE S.p.A. among others (“Political Risk” guarantee).

On 26 March 2024, the Parent Company’s Credit Committee authorised the granting of medium/long-term credit lines in favour of Banca MPS’s customers for a total of EUR 70.0 mln, with a duration of 8 years, to support environmental sustainability expenses in infrastructure contracts in Italy and abroad, of which one tranche of EUR 50.0 mln is for investments in Italy, 80% backed by a guarantee issued by SACE S.p.A. (“Strategic Relief” guarantee).

BANCA MONTE DEI PASCHI DI SIENA

On 16 April 2024, the Parent Company’s Credit Committee resolved to renew the framework resolution (that expired on 30 March 2024)89, with a reduction of the amount from EUR 500.0 mln to EUR 400.0 mln, concerning the Parent Company’s operations with SACE S.p.A. relating to the issue of financial guarantees by SACE S.p.A. against credit facilities/loans granted by Banca MPS to companies as part of the “Green New Deal”, i.e. to pursue environmental objectives adequately supported by suitable projects for reducing pollution and the extent of polluting emissions and therefore at promoting eco-sustainable development and the transition to a low environmental impact economy (“DQSACEGREEN2024”). The DQSACEGREEN2024 is valid for a period of 12 months from the date of adoption of the resolution and operates in relation only to Banca MPS and not at Group level.

In April, May and June 2024, transactions were concluded with SACE S.p.A., in favour of customers of the Parent Company, for the issue of a 70% SACE Futuro guarantee, to guarantee medium/long-term credit lines for SACE S.p.A. maximum guar-anteed amounts of EUR 18.0 mln (with guarantee of EUR 12.6 mln), EUR 34.0 mln (with guarantee of EUR 23.8 mln) and EUR 15.0 mln (with guarantee of EUR 10.5 mln), as part of the DQSACEFUTURO2024 initiatives described above.

During the first half of 2024, two insurance policies were also finalised with SACE S.p.A., with coverage equal to 50% of the risk of non-payment, relating to confirmation transactions of documentary credits in US dollars, entered into by the Parent Company’s customers with foreign banks, for values of approximately USD 14.3 mln and USD 12.8 mln, respectively.

On 5 August 2024, the Parent Company’s Board of Directors authorised Banca MPS’s participation, up to a maximum of EUR 30.0 mln, in a max 10-year EUR 100.0 mln syndicated loan to non-related customers with a EUR 1.5 mln credit line to hedge against interest rate risks. The loan is backed by a SACE guarantee for between 50% and 80% of the loan value.

In the second quarter of 2024, two insurance policies were finalised with SACE S.p.A. in relation to the following confirmation transactions of documentary credits in US dollars: (i) on 8 August, an insurance policy covering 76% of the risk of default, entered into by a non-related Italian customer, for a value of approximately USD 28.6 mln; (i) on 27 November, an insurance policy covering 70% of the risk of default, entered into by a customer with a foreign bank, for a value of approximately EUR 12.7 mln.

On 20 November 2024, the Parent Company’s Credit Committee authorised a EUR 25.0 mln loan to non-related customers, as the Parent Company’s share of a 50% SACE-guaranteed EUR 150.0 mln syndicated loan.

In July, September, November and December 2024, several transactions were concluded with SACE S.p.A., in favour of customers of the Parent Company, for the issue of a 70% SACE Futuro guarantee, as part of the DQSACEFUTURO2024 initi-atives described above., to guarantee medium/long-term credit lines for SACE S.p.A. maximum guaranteed amounts: EUR 17.0 mln (with guarantee of EUR 11.9 mln); EUR 20.0 mln (with guarantee of EUR 14.0 mln); EUR 30.0 mln (with guarantee of EUR 21.0 mln); EUR 25.0 mln (with guarantee of EUR 17.5 mln); EUR 25.0 mln (with guarantee of EUR 17.5 mln); EUR 15.0 mln (with guarantee of EUR 10.5 mln); EUR 20.0 mln (with guarantee of EUR 14.0 mln).

These transactions with SACE S.p.A. fall within the scope of application of Consob Regulation no. 17221/2010, since SACE S.p.A. is a wholly-owned subsidiary of the MEF.

In addition, on 5 August 2024 the Parent Company’s Board of Directors resolved in favour of OPEN FIBER S.p.A.: (i) a EUR 47.0 mln credit line as the Parent Company’s share of a new EUR 1.05 bn syndicated loan intended to support the investment plan for construction of a broadband network – the loan is backed by a 70% SACE guarantee and, among other things, by a pledge on the shares of OPEN FIBER S.p.A.. by parent company OPEN FIBER HOLDING S.p.A, and a EUR 2.0 mln derivative credit line to hedge interest rate risk; and (ii) an amendment to certain terms and conditions of a previous 2022-dated EUR 7.1 bn syndicated loan, of which the Parent Company’s share is EUR 200.0 mln, in order to bring it into line with the new credit line referred to in (i) above. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, both because OPEN FIBER S.p.A. is a subsidiary of OPEN FIBER HOLDING S.p.A., which is in turn controlled by OPEN FIBER HOLDINGS S.p.A., in turn controlled by CDP S.p.A., in turn controlled by the MEF, and because SACE S.p.A. is a wholly-owned subsidiary of the MEF.

Also on 5 August 2024, as part of its ordinary review of credit lines, the Board of Directors of the Parent Company authorised the following in favour of ANSALDO ENERGIA S.p.A.: a) conformation of EUR 11.0 mln in mixed revolving credit lines, which can be used for the issue of unsecured loans; b) the Parent Company’s participation, up to a maximum of EUR 10.0 mln and with a related EUR 0.5 mln credit line to hedge against interest rate, in a 70%-SACE-guaranteed 3-year EUR 50.0 mln syndicated loan. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, as: (i) ANSALDO ENERGIA S.p.A. is a subsidary of CDP Equity S.p.A., in turn a wholly-owned subsidiary of CDP S.p.A., in turn controlled by the MEF, and (ii) SACE S.p.A. is a wholly-owned subsidiary of the MEF.

89	See Part H of the Notes to the 2023 Consolidated Financial Statements for more details.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part H - Related-party transactions

ii. Transactions with CDP S.p.A.

As part of the placement of Covered Bonds, with a 5-year maturity, finalised by the Parent Company on 16 April 2024 for a total of EUR 750.0 mln, CDP S.p.A. - pursuant to Art. 5, paragraph 8-ter of Italian Law Decree no. 269/2003, converted into Law no. 326/2003 in compliance with art. 6, paragraph 1.b) of Italian Law Decree no. 102/2013 - subscribed this issue for a total of EUR 60.0 mln. The residual amount was placed with other institutional investors. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, as CDP S.p.A. is a subsidiary of the MEF.

On 29 October 2024, the Parent Company’s Credit Committee authorised a loan of up to EUR 30.0 mln to non-related cus-tomers as the Bank’s share of a EUR 135.0 mln syndicated loan, in which CDP S.p.A also participates with a share of EUR 35.0 mln. The granting of the syndicated loan is conditional upon obtaining a 25% SACE guarantee, which may be accumu-lated by up to 50% with another guarantee provided by a public economic entity that is not a related party.

On 7 November 2024, the Parent Company’s Board of Directors approved a EUR 153.75 mln loan to non-related parties as the Parent Company’s share (corresponding to 20%) of a EUR 765.0 mln syndicated loan, in which CDP S.p.A. also partic-ipates (with a 19.6% share). The loan is 50%-to-70% guaranteed by SACE, with the Parent Company’s credit line share up to a maximum EUR 84.0 mln.

The above transactions fall within the scope of application of Consob Regulation No. 17221/2010, both because the MEF is the majority shareholder of CDP S.p.A. (a participant in the syndicated financing), and because SACE S.p.A. (the guaran-tor) is a wholly-owned subsidiary of the MEF.

iii. Transactions with FINCANTIERI S.p.A.

On 19 March 2024, the Credit Committee of the Parent Company resolved, in favour of customers that are not related parties, on granting a debtor credit pool for a non-recourse risk limit of EUR 50.0 mln, usable against the assignor FINCANTIERI S.p.A., subject to positive assessment and decision, with operations backed by a trade finance guarantee issued by SACE S.p.A. with a coverage ratio of 80%.

On 10 December 2024, the Credit Committee of the Parent Company resolved, in favour of customers that are not related parties, on granting a debtor credit pool for a non-recourse risk limit of EUR 120.0 mln, usable against the assignor FINCANTIERI S.p.A., subject to positive assessment and decision, with operations backed by a trade finance guarantee issued by SACE S.p.A. with a coverage ratio of 80%.

These transactions fall within the scope of application of Consob Regulation no. 17221/2010 as the MEF is the majority shareholder of CDP S.p.A., which in turn controls CDP Equity S.p.A., the majority shareholder of FINCANTIERI S.p.A. (trans-feror), and as SACE S.p.A. (issuer of the trade finance insurance guarantee) is wholly owned by the MEF.

In addition, on 24 September 2024, the Parent Company’s Credit Committee authorised, in favour of customers that are not related parties on granting a credit pool for a non-recourse risk limit of EUR 30.0 mln, usable against the transferor FINCANTIERI S.p.A., subject to positive assessment and decision, backed by a trade finance guarantee issued by SACE S.p.A. with a coverage ratio of 100%. Subsequently, on 12 December 2024 the Parent Company’s Board of Directors, after obtaining the favourable opinion of the Committee for Transactions with Related Parties, authorised a transaction similar to the one in 2021, relating to the Parent Company’s participation, up to a maximum of EUR 200.0 mln overall, to a Buyer’s Credit Pool operation, totalling approximately EUR 1.8 bn, with CDP S.p.A. and another banking counterpart, assisted, inter alia, by an insurance policy SACE S.p.A. to cover 100% of the loan and with the intervention of SIMEST S.p.A. for the purposes of any stabilisation of the interest rate. The transaction falls within the application of Consob Regulation no. 17221/2010 due to the role of: (i) CDP S.p.A., a subsidiary of the MEF, as co-lender; (ii) SACE S.p.A., a wholly-owned subsidiary of the MEF, as guarantor in the insurance policy issuance; (iii) SIMEST S.p.A., a direct subsidiary of CDP S.p.A., which is in turn controlled by the MEF, as a participant for the purposes of any interest rate stabilisation, and (iv) FINCANTIERI S.p.A., a subsidiary of CDP Equity S.p.A., which is controlled by CDP S.p.A., in turn controlled by the MEF.

Lastly, on 12 December 2024, the Bank’s Board of Directors decided, as part of a review of its EUR 390.0 mln credit framework, to grant FINCANTIERI S.p.A. a EUR 320.0 mln debtor credit pool for factoring operations of various types. The trans-action falls within the scope of application of CONSOB Regulation no. 17221/2010, since FINCANTIERI S.p.A. is jointly owned by Eni S.p.A. and CDP Equity S.p.A., which are in turn owned by the MEF.

iv. Transactions with other MEF related parties

On 15 January 2024, the ordinary review at par of good-till-cancelled credit facilities in favour of SO.G.I.N. S.p.A. was authorised with confirmation of the two mixed credit lines in place for a total of EUR 19.9 mln, which can be used for the issue of unsecured loans for EUR 18.9 mln and EUR 1.0 mln that can be used for forex hedging. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since SO.G.I.N. S.p.A. is a wholly-owned subsidiary of the MEF.

BANCA MONTE DEI PASCHI DI SIENA

On 2 February 2024, as part of the ordinary review of credit lines for approximately EUR 12.2 mln, the mixed revolving credit line extended with an increase from EUR 2.2 mln to EUR 6.0 mln was authorised in favour of HOTELTURIST S.p.A., usable for the issue of Italian/foreign sureties. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since HOTELTURIST S.p.A. is a 45.95% investee of CDP Equity S.p.A., in turn a wholly-owned subsidiary of CDP S.p.A. which is in turn controlled by the MEF.

On 20 February 2024, the ordinary review of credit lines for a total of EUR 14.1 mln was authorised in favour of GPI S.p.A., confirming the existing mixed credit line of EUR 3.5 mln, usable for advances on invoices and the issue of guarantees. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since GPI S.p.A. is a subsidiary of CDP Equity S.p.A., a wholly-owned subsidiary of CDP S.p.A., in turn controlled by the MEF.

On 7 March 2024, an increase in the without recourse risk limit from EUR 7.0 mln to a total of EUR 27.0 mln was resolved in favour of FERROVIENORD S.p.A., for application in relation to third-party transferors subject to positive assessment and decision, and backed by a guarantee with a 95% coverage ratio. The transaction falls within the scope of application of Consob Regulation no. 17221/2010 because FERROVIENORD S.p.A. is wholly owned by FNM S.p.A., a 14.74% investee of Ferrovie dello Stato S.p.A. which is in turn a wholly-owned subsidiary of the MEF.

On 13 March 2024, the granting of current account credit facilities of EUR 35.0 mln and EUR 40.0 mln, respectively, were authorised in favour of the investment funds FOF PRIVATE DEBT ITALIA and FOF PRIVATE EQUITY ITALIA, both expiring on 5 September 2025, to be used for financial advances. The transaction falls within the scope of application of Consob Regulation No. 17221/2010 because FOF PRIVATE DEBT and FOF PRIVATE EQUITY ITALIA, closed-end Italian alternative investment funds reserved for professional investors, are managed by Fondo Italiano di Investimento SGR S.p.A., which is 55% owned by CDP EQUITY S.p.A., a wholly-owned subsidiary of CDP S.p.A., which in turn is controlled by the MEF.

On 28 March 2024, the Board of Directors of the Parent Company resolved in favour of FERROVIE DELLO STATO S.p.A., as part of the ordinary review of credit lines for a total of EUR 170.0 mln, on: (i) reduction of the mixed credit line from EUR 50.0 mln to EUR 20.0 mln; (ii) granting of a credit pool without recourse risk limit of EUR 125.0 mln, for application in relation to third-party transferors, backed by an insurance policy with 95% coverage, and (iii) granting of a credit pool with a notional with recourse limit of EUR 25.0 mln, valid for transferors subject to positive assessment and decision. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since FERROVIE DELLO STATO S.p.A. is a wholly-owned subsidiary of the MEF.

Again on 28 March 2024, the Board of Directors of the Parent Company resolved on the ordinary review of credit lines in favour of ANAS S.p.A., for total of EUR 205.0 mln. The transaction envisages the confirmation of existing credit lines and increase of the credit line without recourse risk limit from EUR 13.0 mln to EUR 40.0 mln, applicable to third-party assignors and suppliers, backed by an insurance policy with 95% coverage of the risk limit. Subsequently, on 20 May 2024, the increase in the unsecured credit line was authorised from EUR 15.0 mln to EUR 20.0 mln, usable for foreign guarantees and fully guaranteed by a cash pledge, with simultaneous cancellation of the Italian credit guarantee facility not used for EUR 5.0 mln. These transactions fall within the scope of application of Consob Regulation no. 17221/2010, since ANAS S.p.A. is a wholly-owned subsidiary of Ferrovie dello Stato S.p.A., in turn controlled by the MEF.

On 10 June 2024, as part of the ordinary review of credit lines, the confirmation at par of existing credit lines of EUR 8.0 mln and EUR 10.0 mln90, respectively, was authorised in favour of TITAGARH FIREMA S.p.A. with granting of a new unsecured loan for EUR 3.0 mln. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since TITAGARH FIREMA S.p.A. is approximately 30% owned by Invitalia S.p.A., which in turn is wholly owned by the MEF.

On 11 June 2024, as part of the ordinary review of credit lines the Parent Company’s Credit Committee authorised the following in favour of SAIPEM S.p.A.: i) the increase from EUR 90.0 mln to EUR 135.0 mln of the existing mixed revolving credit line, usable up to the entire amount for the issue of Italian/foreign unsecured loans and for the release of documentary credit commitments, and up to a maximum of EUR 50.0 mln for financial transactions involving bankers’ drafts; (ii) the reduction from EUR 4.87 mln to EUR 3.37 mln of the credit line with a pool of other banks; and (iii) cancellation of the existing mixed credit line of EUR 5.0 mln for operations in derivatives. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since SAIPEM S.p.A. is indirectly owned by the MEF through ENI S.p.A. and CDP Equity S.p.A., which are in turn controlled by the MEF.

In the first half of 2024, the postal services contract with the counterparty POSTE ITALIANE S.p.A. was renewed, for an aggregate principal amount of approximately EUR 19.6 mln (including VAT), for the two-year period 2024-2026, of which: (i) EUR 2.8 mln for technical extension of the contract, valid from 16 February 2024 to 9 July 2024, at the same economic conditions as the previous contract expiring on 15 February 2024, and (ii) EUR 16.7 mln for the signing of a new two-year contract, valid from 10 July 2024 to 9 July 2026, with the possibility of extension for a further year. The services provided are necessary to guarantee the regular delivery to customers of the mandatory paper communications provided for by

90	See Part H of the Notes to the 2023 Consolidated Financial Statements for more details.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part H - Related-party transactions

Legislative Decree no. 385/1993 (Consolidated Law on Banking). The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since the MEF has a controlling interest in POSTE ITALIANE S.p.A.

On 16 July 2024, approval was given, in favour of asset management company CDP VENTURE CAPITAL SGR S.p.A. (the “AMC”), acting in the name and on behalf of FOF VENTURITALY (a closed-end Italian alternative investment fund reserved for professional investors set up by the AMC), for an increase in the credit line which can be used as a current account credit facility to meet temporary cash requirements from EUR 10.0 mln to EUR 20.0 mln. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since CDP VENTURE CAPITAL SGR S.p.A. is a 70% investee of CDP Equity S.p.A., a wholly-owned subsidiary of CDP S.p.A., which is in turn controlled by the MEF.

On 27 September 2024, the Credit Committee of the Parent Company authorised the granting of a non-recourse line of credit with a EUR 30.0 mln risk limit to FIBERCOP S.p.A. as account debtor in factoring arrangements for application in relation to approved transferors. Subsequently, on 12 December 2024, the Board of Directors approved an increase in the credit limit of the non-recourse line of credit from EUR 30.0 mln to EUR 120.0 mln for application in relation to approved transferors. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since FIBERCOP S.p.A. is a wholly-owned indirect subsidiary of Optics Holdco Srl, which in turn is an investee of the MEF.

On 8 October 2024, the ordinary revision of credit facilities in favour of SOGEI S.p.A. was authorised with a EUR 11.0 mln extension of the non-recourse credit line risk limit as account debtor in factoring arrangements. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since SOGEI S.p.A. is a wholly-owned subsidiary of the MEF.

On 17 October 2024, the ordinary revision of EUR 13.0 mln in credit facilities in favour of GPI S.p.A. was authorised with a EUR 3.5 mln extension of the mixed credit line, usable up to the full amount for early payment of receivables and up to the EUR 1.0 mln for early payment of orders/flows. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since GPI S.p.A. is an indirect subsidiary (through CDP Equity S.p.A.) of CDP S.p.A., in turn controlled by the MEF.

On 29 October 2024, the Credit Committee of the Parent Company authorised the granting of a new non-recourse credit pool with EUR 50.0 mln risk limit to OPEN FIBER HOLDINGS S.p.A. for factoring operations, for application in relation to approved transferors. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since OPEN FIBER HOLDINGS S.p.A. is a subsidiary of CDP S.p.A., in turn controlled by the MEF.

On 5 November 2024, the ordinary revision of credit facilities, in favour of CONSIP S.p.A. was authorised with an extension of the credit facility which can be used as a current account credit facility, for EUR 10.0 mln. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since CONSIP S.p.A. is a wholly-owned subsidiary of the MEF.

On 20 November 2024, a credit line of EUR 30.0 mln was authorised in favour of the FOF INFRASTRUTTURE, which can be used as a current account credit facility. The transaction falls within the application of Consob Regulation No. 17221/2010 because FOF PRIVATE DEBT, a closed-end Italian alternative investment fund reserved for professional investors, is man-aged by CDP Real Asset SGR S.p.A., a subsidiary of CDP S.p.A., which in turn is controlled by the MEF.

On 12 December 2024 as part of the ordinary review of credit facilities, the Board of Directors of the Parent Company approved, subject to the favourable opinion of the Related Party Transactions Committee, the following in favour of ENEL S.p.A.: (i) confirmation of the EUR 200.0 mln multi-purpose, mixed, current account line of credit; (ii) an increase of the multi-purpose, mixed, factoring line of credit from EUR 80.0 mln to EUR 100.0 mln; (iii) an increase of the non-recourse risk limit from EUR 35.0 mln to EUR 70.0 mln, which can be used for the non-recourse transfer of receivables from approved transferors; (iv) a reduction in the notional limit of the recourse risk limit from EUR 27.5 mln to EUR 16.0 mln, which can be used for the recourse transfer of receivables from approved transferors. The transaction falls within the scope of applica-tion of Consob Regulation no. 17221/2010, as ENEL S.p.A. is a subsidiary of the MEF.

BANCA MONTE DEI PASCHI DI SIENA

Transactions with other related parties

On 10 December 2024, subject to the favourable opinion of the Committee for Related Party Transactions, the transfer of 800 units held by the Parent Company in the share capital of Banca d’Italia to the Supplementary Pension Fund for employees of MPS (MPS PENSION FUND”) was approved, at a price equal to the nominal value of EUR 25,000 per unit, for a total amount of EUR 20.0 mln. The transaction, authorised beforehand by the Board of Directors on 7 November 2024, falls within the scope of application of Consob Regulation No. 17221/2010, as the MPS PENSION FUND, as the counterparty to the transaction, is by law a related party of Banca MPS for the purposes of Consob Regulation No. 172221/2010.

As regards securitisation transactions and covered bond programmes, see the specific information provided in these Notes to the Financial Statements - Part E – Information on risks and hedging policies.

The following tables summarise the relationships and economic effects of transactions carried out in the financial year with associates, key management personnel and other related parties.

On 27 December 2024, the MEF became a shareholder with significant influence in the Parent Company. Since the MEF was a controlling shareholder for almost the entirety of 2024, the scope of related parties relating to MEF as a controlling shareholder has been kept unchanged for the purposes of disclosing qualitative information relating to the impact on the year’s transactions on the balance sheet and the income statement. At the end of the statements, details are given of transactions with the MEF’s direct and indirect associates which, taking into account the new status in equity of the MEF, would not fall within the scope of related party transactions.

On 27 December 2024, the Parent Company’s Board of Directors co-opted 5 directors that are considered related parties as of 31 December 2024. Considering the short period, from Friday 27 December 2024 to Tuesday 31 December 2024, of the existence of the related party relationship, which could have influenced the Group’s economic, financial and equity position for 2024, and in keeping with the choice applied to the MEF’s perimeter of related parties, among the “other related parties” are summarised the relationships and economic effects of transactions during the year exclusively between the Parent Company and key managers, without including the related parties of the new directors with whom no new transactions were concluded between 27 and 31 December 2024.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part H - Related-party transactions

2.a Related-party transactions: balance sheet items

	Value as at 31 12 2024
			key
		Associated	management	Other related			% on
	joint venture	companies	personnel	parties	MEF Scope	Total	consolidated
Financial assets held for trading	-	3,750	-	-	3,178,675	3,182,425	52.37%
Financial assets mandatorily measured at fair value	-	-	-	-	15,548	15,548	3.41%
Financial assets measured at fair value through other comprehensive income	-	-	-	-	1,501,791	1,501,791	64.25%
Lonas to banks measured at amortised cost	-	-	-	-	65,669	65,669	1.95%
Loans to customers measured at amortised cost	41,755	62,535	2,208	219	9,869,251	9,975,968	11.45%
Other assets	-	-	-	-	1,844,971	1,844,971	50.26%
Total assets	41,755	66,285	2,208	219	16,475,905	16,586,372
Financial liabilities measured at amortised cost	4,764	61,067	2,958	33,063	3,053,370	3,155,222	3.07%
Financial liabilities held for trading	-	1,515	-	-	84,683	86,198	3.31%
Other liabilities	20	815	2	5	2,040	2,882	0.09%
Total liabilities	4,784	63,397	2,960	33,068	3,140,093	3,244,302
Guaranties issued and Commitments	41,144	26,058	232	10	2,327,019	2,394,463	n.a.

2.b Related-party transactions: income statement items

	Value as at 31 12 2024
			key				%
		Associated	management	Other related	MEF	Other related	on
	joint venture	companies	personnel	parties	Perimeter	parties	consolidated
Interest income and similar revenues	2,406	3,041	43	1	430,302	435,793	9.32%
Interest costs and similar charges	-	(220)	(72)	(3,800)	(67,453)	(71,545)	3.04%
Fee and commission income	79	201,241	7	3	289,257	490,587	29.06%
Fee and commission expense	-	(412)	(1)	(1)	(15,881)	(16,295)	6.98%
Net profit (loss) from fair value measurment of assets/ liabilities	-	-	-	-	(12,012)	(12,012)	122.20%
Net adjustments/impaiments	(28,757)	92	(4)	-	5,347	(23,322)	5.73%
Dividends	-	-	-	-	7,932	7,932	34.91%
Operating costs	1	(1,570)	(10,467)	(4)	(20,211)	(32,251)	1.55%

For the list of joint venture and associated as at 31 December 2024, see the tables of the Notes to the Financial Statements – Part B – Information on the balance sheet – Section 7.

BANCA MONTE DEI PASCHI DI SIENA

Transactions with associates mainly refer to AXA Group companies. In particular, the financial assets and liabilities held for trading refer to the hedging of AXA Group insurance products placed by the MPS network.

The securitisation transactions are described in Part E of these Notes to the financial statements. With regard to the bal-ances shown in Table 2.b shown above, please note the following:

•	Fee and commission income from associates refers almost entirely to the insurance investees Axa MPS Assicurazioni Vita S.p.A. and Axa MPS Assicurazioni Danni S.p.A.;

•	Operating costs relating to associates consist mostly of insurance costs incurred with these associated companies.

With regard to the MEF scope, note the following:

•	financial assets mainly consist of government bonds, which generated interest income for EUR 209.5 mln;
•	the other assets consist of tax credits held by the Group on the tax authorities for various reasons as a result of the measures introduced by various legal provisions, of which EUR 1,804.8 mln due to tax credits for construction subsidies purchased by the Parent Company, which boosted the interest income item by EUR 109.0 mln;
•	financial liabilities measured at amortised cost mainly refer to deposits with the counterparty CDP amounting to EUR 920.6 mln and Invitalia amounting to EUR 511.8 mln, which account for EUR 30.3 mln and EUR 9.9 mln of interest expense, respectively;
•	the fee and commission income refer, in addition to the distribution contract with Anima (associate in the MEF scope,) to the support activities for the State securities placement auctions carried out by the Parent Company;
•	profit (loss) from other assets and liabilities measured at fair value through profit or loss mainly relate to capital losses on units of the Fondo Italiano di Investimento;
•	operating costs are almost entirely attributable to postage and shipping costs.

Finally, specifically with regard to the transactions with direct and indirect associates included in the MEF scope, it should be noted that:

•	financial assets held for trading include securities and derivatives amounting to approximately EUR 6.3 mln;
•	financial assets measured at fair value through other comprehensive income include EUR 17.4 mln in debt securities;
•	loans and advances to customers at amortised cost include EUR 150.2 mln in loans, which generated interest income of EUR 14.6 mln;
•	financial liabilities measured at amortised cost include EUR 409.6 mln relating mainly to current accounts, which generated an interest expense of EUR 9.7 mln;
•	financial liabilities held for trading include derivative instruments amounting to approximately EUR 1.5 mln;
•	guarantees and commitments are valued at approximately EUR 631.8 mln;
•	fee and commission income relates, for EUR 258.6 mln, to Anima, fee and commission expenses of approximately EUR 10.7 mln are paid to Nexi;
•	net impairment/(reversals) for credit risk relates mainly to the reversals on loans with the counterparty Gruppo PSC S.p.A. after the Parent Company joined the proposed arrangement with creditors.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part I - Share-Based Payment Agreements

Part I - Share-Based Payment Agreements

Qualitative Information

Description of share-based payments agreement

To pursue the objective of encouraging alignments of the interests of management with those of shareholders, Supervisory Provisions on remuneration and incentive policies and practices establish that at least 50% of variable remuneration provided to “identified staff” should be paid in the form of shares or associated financial instruments over a period of at least 4 years. “Variable remuneration” refers to both variable components linked to the performance or other parameters and amounts paid as incentives for the early termination of the employment relationship exceeding the amount due by law (“severance”).

In accordance with the aforementioned regulatory provisions, the Montepaschi Group has adopted annual phantom shares plans91 in the financial years 2017, 2020, 2021, 2022 and 2023, and annual treasury share plans in the financial years 2018 and 2019.

In the session of 11 April 2024, the Shareholders’ Meeting of the Parent Company approved a Phantom Shares Plan for 2024, designated exclusively to the payment of any severance or variable incentive remuneration for the staff of the Montepaschi Group. The contents and the operating procedures of these plans are included in the “Remuneration policies” posted on the website of the Parent Company https://www.gruppomps.it/corporate-governance/assemblea-azionisti/archiv-io-assemblee.html.

The correspondence of the phantom shares for the plans up to 2017 and for plans from 2020 to 2024 do not require the material assignment of shares, but rather the payment of an amount pegged to the share value reported over time, for accounting purposes it is considered a cash settled share based payment pursuant to IFRS 2 “Share-based payments”. The debt corresponding to the amounts to be recognised will be settled in cash and accounted for at the end of the year of service; the total amount will depend on the price of the instruments representative of the capital (phantom shares) which will be measured at fair value, calculated as the best estimate of the amount due in consideration of the different conditions established by the plans, valued with regard to the fair value of the shares of the Bank assigned from year to year and the value of the Parent Company’s shares. The estimate of the fair value of the share, at the measurement date, will not take into account any expected vesting conditions (e.g. condition of permanence in service or conditions for the achievement of results), except for market conditions. The vesting conditions should be taken into consideration by adjusting the number of assignments included in the assessment of the liability arising from the transaction; the market conditions (as with any other non-accrual-related conditions) should instead be considered in the estimate of the liabilities fair value arising from the transaction and of the related cost attributed to the Income Statement.

The 2018 and 2019 plans, providing for the assignment of shares of the Parent Company at the accrual time of the vesting conditions, fall within the scope of the application of the IFRS 2 accounting standard as equity settled share-based payments, in the context of which the instruments representative of the capital are attributed as an offsetting entry to an equity reserve. Within this scope, the severance cost set forth in the Plans and the corresponding increase in net equity are measured at the fair value of the shares that will be assigned; the estimate of the fair value of the share at the measurement date will not need to take into account any expected vesting conditions (e.g. condition of permanence in service or conditions for the achievement of results), except for market conditions. The vesting conditions should be taken into consideration by adjusting the number of financial instruments included in the measurement of the amount of the transaction so that the value recognised in the financial statements for the services received as a consideration for the financial instruments will be based on their number which, at the end, will actually be accrued; the market conditions should instead be considered in the estimate of the fair value of the assigned shares.

The fair value of the Phantom Shares and of the treasury shares assigned is determined – pursuant to art. 9, paragraph 4 of the Income Tax Act (TUIR) – on the basis of the arithmetic average of the MPS share prices reported in the thirty days leading up to the assignment date.

91	It should be noted that, although the characteristics and operation remain unchanged, with a view to greater alignment with market practices, the nameof the synthetic instrument was changed from “Performance Shares” (name used by the Bank until 2022) to “Phantom Shares”.

BANCA MONTE DEI PASCHI DI SIENA

Quantitative Information

With regard to the 2016 plan, 10,688.19 of the original 32,806 deferred phantom shares were paid out during 2024 under the Deferral Plans signed with two former Executives. First, 8.19 phantom shares (corresponding to the last deferred tranche under the plan) were paid out. Second, having verified that the conditions for applying the malus mechanism were no longer met, the last two deferred shares were paid out, for a total of 10,680 phantom shares.

Therefore, as at 31 December 2024, following both the liquidations and write-offs that have occurred to date, and the reverse split of the BMPS share in the ratio of 100 to 1, which took place with the resolution of the Shareholders’ Meeting of 15 September 2022, no phantom shares remained to be liquidated in relation to the 2016 plan.

With reference to the cash-settled 2017, 2020, 2021 2022 plans and the equity-settled” 2018 and 2019 plans, neither equity instruments nor shares were ever allocated due to failure to meet the vesting conditions. Therefore, these plans have never been recognised in accounts and are therefore not represented in the Financial Statements as at 31 December 2024.

With regard to the 2023 plan, as at 31 December 2024 disbursement by way of severance was outstanding on 44,998 phantom shares for a sum of EUR 294.0 thousand, according to the terms and methods set forth in the deferral plan signed at the time of the early termination of the employment between an executive and the Parent Company. In addition, 503,439 phantom shares were utilised in 2024 for an amount, as at 31 December 2024, of EUR 3.3 mln, intended for the incentive scheme payment pertaining to 2023. Disbursements will be made in accordance with the terms and conditions set out in the deferral plans and differentiated based on PPR cluster.

Finally, with regard to the 2024 plan, also intended for the payment of the incentive scheme and the amounts paid out as severance, 68,987 phantom shares were used as severance for a countervalue, as of 31 December 2024, of EUR 450.8 thousand. The disbursements will be made according to the terms and conditions set forth in the deferral plans signed on the occasion of the early termination of the employment relationship between two executives and the Parent Company.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part L - Segment reporting

Part L - Segment reporting

Montepaschi Group operations by business segment

For the purpose of identifying the Operating Segments provided for by IFRS 8, the Montepaschi Group has adopted the business approach. Consolidated income statement and balance sheet data are broken down and re-aggregated based on criteria including: business area concerned, operating structure of reference, relevance and strategic importance of activities carried out, and customer clusters served.

It should be noted that from the first quarter of 2024 the financial results, as well as the number of customers, reflect the representation of the new Small Business service model, implemented at the end of April 2024, which entailed the migration of approximately 190 thousand customers from the Small Business service model to the Value service model, i.e. from the Corporate Banking segment to the Retail segment. The comparative figures (balance sheet and income statement) were consequently restated in order to allow a homogeneous comparison.

In relation to comparative data, note that on 24 April 2023 and 29 May 2023, respectively, the mergers by incorporation into the Parent Company of MPS Leasing & Factoring S.p.A. and MPS Capital Services Banca per le Imprese S.p.A. took effect. Though in both cases the accounting and tax effects took effect on 1 January 2023, for the first half of 2023, the merged entities were included in the segment reporting results on the basis of their contribution to the Group’s results as independent business units (estimated on the basis of management and, where available, accounting evidence), in line with management reporting. As of the second half of 2023, the customer contribution of the merged companies was instead attributed to the operating segments on the basis of the service model actually assigned to the customers. The economic results as at 31 December 2023, are therefore are not fully comparable (with particular reference to the Corporate Banking and Large Corporate and Investment Banking segments); the comparative balance sheet results as at 31 December 2023, on the other hand, allow for a like-for-like comparison.

Lastly, note that from 30 June 2024, as described in more detail in the paragraph “Income statement and balance sheet reclassification principles”, included in the Consolidated Report on operations, to which reference is made, the costs and revenues as well as the assets and liabilities referring to the consolidated contribution of the subsidiary MP Banque are included on a line-by-line basis in the individual income statement and balance sheet items.

Based on the Group’s reporting criteria, which also take into account the organisational structures and the above, the following operating segments are defined:

•	Retail Banking, which includes the income statement/balance sheet results of Retail customers (Value and Premium segments) and Banca Widiba S.p.A. (Financial Advisor Network and Self-service channel);

•	Wealth Management, which includes the income statement/balance sheet results of Private Banking customers (Private Banking and Family Office segments) and the subsidiary MPS Fiduciaria;

•	Corporate Banking, which includes the income statement/balance sheet results of enterprise customers (SME, Corporate Client and Small Business segments) and the Foreign Branches;

•	Large Corporate e Investment Banking, which includes the economic/equity results of Large Corporate customers, of the Corporate Finance and Investment Banking and Global Markets Business Unit;

•	Corporate Centre, which in addition to the offsetting of intragroup entries, incorporates the results of the following business centres:

-	Non-Performing customers managed centrally by the Non-Performing Loans Unit;

-	companies consolidated with the equity method and those held for sale (including MP Banque);

-	operating units, such as proprietary finance, treasury and capital management;

-	service units supporting the Group’s business, dedicated in particular to the management and development of IT systems.

The algebraic sum of the five segments thus identified represents the economic and equity data of the Montepaschi Group’s Consolidated Financial Statements as at 31 December 2024.

The paragraph “Basis for preparation” shows the income statement and balance sheet results for each identified operating segment.

BANCA MONTE DEI PASCHI DI SIENA

Reclassified income statement criteria by operating segment

Main economic aggregates criteria are described below:

•	Net interest income: in relation to the business centres of Banca MPS, it is calculated by way of contribution on the basis of internal transfer rates broken down by products and maturities. With reference to non-divisionalised entities, net interest income is the difference between “interest income and similar revenues” and “interest expense and similar charges”.

•	Net fee and commission income: net fee and commission income is determined by direct allocation of commissions to the operating segments.

•	Operating expenses: the aggregate includes personnel expenses, other administrative expenses (after recovery of expenses) and Net adjustments to/recoveries on property, plant and equipment and intangible assets. The operating expenses of non-divisionalised entities (mono-segments) are directly allocated to their corresponding operating segments while, for the Parent Company, they are allocated to their respective Segments of reference by using a “cost allocation” model. For personnel expenses, the model makes direct allocation to business centres on the basis of the functional location of resources, or, indirect allocation on the basis of specific drivers. With regard to other administrative expenses and Net adjustments to/recoveries on property, plant and equipment and intangible assets, the model allocates external and intragroup cost components to the business centres either directly or by means of specific drivers.

•	Cost of customer credit / Net impairment (losses)/reversals on securities and loans to banks: analytically allocated to the individual operating segments.

Reclassified balance sheet criteria by operating segment

Balance sheet aggregates were developed by precisely surveying the balances on individual customers and subsequently aggregating them by service model/operating segment. In particular:

•	gross interest-bearing loans to customers: the interest-bearing assets used for the operations of a business segment, which are directly attributable to the segment itself;

•	direct funding include the onerous liabilities arising from the operations, which are directly attributable to the segment itself.

Transactions between operating segments

Each segment’s income and results include transfers between operating segments (Internal Transfer Rates). These transfers are reported in accordance with the best practices accepted by the market (i.e. the fair value method or cost method increased by a proper margin) both with respect to commercial and financial transactions.

The income of each operating segment is determined before intragroup balances and intragroup transactions are eliminated during the process of consolidation. In line with the internal reporting system used by the Group, balances of intragroup transactions are not shown separately.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part L - Segment reporting

Basis for preparation

In accordance with the recommendations of IFRS 8, the table below presents the Group’s income statement and balance sheet results as at 31 December 2024, developed according to the Operating Segments defined above:

SEGMENT REPORTING	Operating Segments				Corporate Center	Total Montepaschi Group
Primary segment	Retail banking	Wealth Management	Corporate banking	Large Corp. & Inv. Banking
(EUR mln)	31/12/24	31/12/24	31/12/24	31/12/24	31/12/24	31/12/24
PROFIT AND LOSS AGGREGATES
Net interest income	1,335.5	57.6	894.1	165.2	(96.6)	2,355.8
Net fee and commission income	971.1	118.5	404.8	67.6	(96.7)	1,465.3
Other income	63.1	14.1	22.9	91.6	15.3	206.9
Other operating expenses/income	(7.5)	(1.4)	0.9	-	13.6	5.7
Total Income	2,362.1	188.8	1,322.8	324.5	(164.4)	4,033.8
Operating expenses	(1,156.6)	(116.5)	(397.5)	(73.1)	(125.4)	(1,869.1)
Pre Provision Profit	1,205.5	72.3	925.3	251.4	(289.8)	2,164.7
Net impairment losses (reversals) on loans and financial assets	(87.5)	(1.9)	(223.4)	(57.2)	(46.2)	(416.2)
Net Operating Income	1,118.0	70.4	702.0	194.1	(336.0)	1,748.5
BALANCE SHEET AGGREGATES
Gross Interest-bearing loans to customers	32,409.0	489.0	29,774.0	4,465.0	11,087.0	78,223.0
Direct funding	44,717.0	3,037.0	20,364.0	4,477.0	21,376.0	93,972.0

(*) The value shown in the Group as well as that in the operating segments is represented by Gross Interest-Bearing Loans to Customers, therefore not including loss provisions.

BANCA MONTE DEI PASCHI DI SIENA

The following table summarises the values relating to the financial year 2023.

SEGMENT REPORTING	Operating Segments				Corporate Center	Total Montepaschi Group
Primary segment	Retail banking	Wealth Management	Corporate banking	Large Corp. & Inv. Banking
(EUR mln)	31/12/23	31/12/23	31/12/23	31/12/23	31/12/23	31/12/23
PROFIT AND LOSS AGGREGATES
Net interest income	1,248.2	54.9	875.0	127.8	(13.9)	2,292.1
Net fee and commission income	843.3	109.8	393.6	56.1	(81.0)	1,321.9
Other income	69.9	17.0	23.6	50.3	9.2	170.1
Other operating expenses/income	(7.7)	(1.3)	(4.5)	0.7	25.6	12.8
Total Income	2,153.8	180.5	1,287.7	234.9	(60.2)	3,796.8
Operating expenses	(1,142.1)	(109.6)	(374.3)	(79.2)	(137.5)	(1,842.8)
Pre Provision Profit	1,011.7	70.9	913.4	155.7	(197.7)	1,954.1
Net impairment losses (reversals) on loans and financial assets	(151.8)	(3.2)	(238.9)	(0.4)	(49.1)	(443.5)
Net Operating Income	859.9	67.7	674.4	155.4	(246.8)	1,510.6
BALANCE SHEET AGGREGATES
Gross Interest-bearing loans to customers	32,044.0	519.0	30,644.0	3,942.0	10,468.0	77,618.0
Direct funding	43,320.0	2,623.0	20,687.0	3,257.0	20,752.0	90,639.0

(*) The value shown in the Group as well as that in the operating segments is represented by Gross Interest-Bearing Loans to Customers, therefore not including loss provisions.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part M - Leasing Information

Part M - Leasing Information

Section 1 - Lessee

Qualitative Information

In the capacity of lessee, the Parent Company stipulates lease agreements of properties to be primarily used for business. Therefore, these leased properties are used as branches and as spaces intended to accommodate ATMs or internal offices.

The leasing activity also includes the stipulation of leasing agreements related to residential property used by employees during transfers to other work locations.

In reality, the leasing activities of the Parent Company is also aimed at the need to relocate branches and offices. Particular attention is paid to the identification of the properties that are more suitable for the intended use, in line with the cost effectiveness criteria set forth by the company.

As at 31 December 2024, the Parent Company had approximately 1,007 contracts in place in the capacity of lessee.

The Group companies undertake the role of lessee primarily in the leasing agreements of properties hosting their offices. IN particular, the subsidiary Widiba executes lease agreements concerning properties to be used for business (e.g., financial shops, spaces used for offices) and residential use, as in the case of flats sub-leased to employees who have transferred to other business locations. As for the Parent Company, the execution of new contracts is necessary in the case of relocations. As at 31 December 2024, the subsidiary is the lessee in 95 contracts for business use and 3 contracts for hospitality purposes.

In addition, the Group has contracts for motor vehicles, mainly referring to long-term leases of company cars and cars given as a fringe benefit to employees. In view of the marginal relevance of car leasing contracts with respect to the total values of the assets consisting of rights of use recognized in the financial statements pursuant to IFRS 16, no further disclosure is provided on this contract category.

The Group is not usually exposed to cash outflows not included in the lease liability. The exposures deriving from extension options are included in the lease liabilities since, in order to provide business continuity to the Branch offices, the Group considers the first renewal to be certain, except in special cases. The rent due on the leases is updated in line with ISTAT data. No contracts entered into as lessee falls into the other categories referred to in the standard (residual value guarantees, commitments on leases not yet operational).

The Parent Company and the Group companies recognise as costs:

•	short-term leases in the case of assets such as properties and technologies when the related contracts have a maximum term of twelve months and do not provide for any extension options.

•	the leasing of assets of a modest value, i.e. characterised by a value that is under five thousand euro, related mainly to cell phones.

BANCA MONTE DEI PASCHI DI SIENA

Quantitative Information

Part B - “Assets” of the Notes to the Financial Statements discloses, respectively, information on rights of use acquired through leasing (Table 9.1 - Property, plant and equipment used in the business: breakdown of assets valued at cost and Table 9.6 a - Property, plant and equipment used in the business - rights of use acquired through leasing: annual changes) and in Part B - Liabilities, lease liabilities are shown (Table 1.1 - Financial liabilities measured at amortised cost: breakdown of amounts due to banks, Table 1.2 - Financial liabilities measured at amortised cost: breakdown of due to customers).

Specifically, as at 31 December 2024, rights of use acquired through leasing amount to EUR 159.5 mln (EUR 185.0 mln as at 31 December 2023), of which EUR 159.1 mln relating to property leases (EUR 183.7 mln as at 31 December 2023).

Lease payables amount to EUR 166.5 mln (EUR 191.2 mln as at 31 December 2023). Please refer to those sections for more details.

Part C of the Notes to the Financial Statements contains information on interest expense on Lease payables and other expenses relating to rights of use acquired under leasing and income from sub-leasing. Please refer to those sections for more details.

The following table shows amortisation costs for the assets comprising the right of use, broken down by the underlying asset class.

	31 12 2024	31 12 2023*
Amortization costs on Right of Use acquired through leasing	42,628	46,036
b) Buildings	41,611	41,048
d) Electronic systems	-	3,631
e) Other	1,017	1,357

* The data as at 31 December 2023 have been restated to reflect the classification of the subsidiary MP Banque S.A. as a discontinued operation in accordance with IFRS 5.

Section 2 – Lessor

Qualitative Information

The Parent Company executes, in its capacity as the lessor, lease agreements of properties for business and residential use.

The properties for business use are leased to both third parties and to intragroup companies. In the latter case, the properties and spaces occupied by the administrative offices of the companies of the Group are the subject matter of these contracts.

As regards the properties for residential use, these are primarily owned flats leased to third parties. The contracts for residential use generally have a duration of 4+4 years, while those for business use a duration of 6+6 years.

For the most part, active leases are primarily protected by the payment of a security deposit or surety bond by the tenant, as required by current legislation. This amount can be used to repair any damage that the tenant may cause.

In addition to this, the Parent Company does not apply any specific contractual clause regarding the management of any risk associated with the rights held on the underlying assets.

The Parent Company also operates in the financial leasing market, stipulating contracts mainly for companies and offering products in the real estate, capital goods, vehicles, energy and aircraft sectors, using its own network and, at the same time, single-firm agents.

2024 ANNUAL REPORT - Notes to the consolidated annual report - Part M - Leasing Information

As at 31 December 2024, the Parent Company had approximately 17,535 contracts in its portfolio for a gross book value of EUR 2,974.1 mln, of which EUR 1,854.7 mln in the real estate leasing sector (3,577 contracts), EUR 745.1 mln in the capital goods sector (7,910 contracts), EUR 194.2 mln in the vehicle sector (5,669 contracts), EUR 155.4 mln in the energy sector (286 contracts) and EUR 24.6 mln in the aviation sector (93 contracts). The value of the lease agreements executed in 2024 amounted to EUR 268 mln (1,301 contracts), down 46.6% from the previous year. The company’s performance by segment in terms of volume shows a contraction compared to the previous year for real estate (-29.5%; EUR -38 mln) for capital goods (-60.9%; EUR -162 mln), vehicles (-30.8%; EUR -29 mln), energy (-31%; EUR -4 mln) and aerospace (-87.2%; (EUR -1.3 mln).

The Parent Company recognises financial leasing in compliance with the accounting standard IFRS 16 and classifies the transactions under financial assets measured at amortised cost.

The other companies of the Group do not have outstanding lease agreements in the capacity of Lessor.

Quantitative Information

1. Information on the balance sheet and income statemen

Information on loans for leasing and assets transferred under operating leasing is provided, respectively, in Part B, Assets - Section 4 table 4.2 “Financial assets measured at amortised cost: breakdown of loans to customers” and underneath table 9.4 “Property, plant and equipment held for investment: breakdown of assets measured at fair value”. For the information on interest income on loans for leasing and on other income from financial and business leasing, see table 1.1 “Interest income and similar revenues: breakdown” and 16.2 Other operating income: breakdown” contained in Part C.

2. Quantitative information - Financial leases

2.1 Quantitative information - Financial leases

	31 12 2024	31 12 2023
	Total lease payments	Total lease payments
Time bands	receivable	receivable
Up to 1 year	735,597	828,787
from 1 to 2 years	349,770	458,561
from 2 to 3 years	401,820	502,826
from 3 to 4 years	330,322	396,121
from 4 to 5 years	401,507	451,125
over 5 years	897,322	1,102,285
Total lease payments receivable	3,116,338	3,739,705
Reconciliation with investments
Not accued gains	(420,515)	(479,367)
Unguaranteed residual values	(421,373)	(629,803)
Finance lease	2,274,450	2,630,535

The table shows the classification by time bands of payments to be received for leasing and the reconciliation between the payments to be received and the loans for lease financing in the portfolio as at 31 December 2024. The amounts are not discounted (IFRS 16.94).

BANCA MONTE DEI PASCHI DI SIENA

2.2 Other information

Financial lease agreements, executed with customers, allow for a risk management on the underlying assets in line with the policies of the Group but they do not provide for repurchase agreements, guarantees on the residual value or variable payments.

3. Quantitative information - Operating leases

3.1 Classification by time bands of payments to be received

	31 12 2024		31 12 2023
		Total lease payments		Total lease payments
		receivable (excluding		receivable (excluding
Time bands	year	VAT)	year	VAT)
Up to 1 year	2024	6,447	2023	6,870
from 1 to 2 years	2025	6,187	2024	6,892
from 2 to 3 years	2026	5,998	2025	6,717
from 3 to 4 years	2027	5,104	2026	6,524
from 4 to 5 years	2028	4,372	2027	5,602
over 5 years	starting from 2029	18,811	starting from 2028	16,800
Total		46,919		49,405

The table shows the classification by time bands of payments to be received for the leasing by the Parent Company (IFRS 16.97). The amounts of payments shown are not actualised.

The other companies of the Group do not have outstanding lease agreements in the capacity of Lessor.

3.2 Other information

No other information to report.

Public disclosure
State by State

BANCA MONTE DEI PASCHI DI SIENA

Public disclosure State by State

The Bank of Italy Circular no. 285/2013, Part One (Title III, Chapter 2) has transposed into Italian law the public disclosure set out in art. 89 - Communication by country - of Directive 2013/36/EU (“CRD IV”) which introduces the obligation to disclose information concerning banking activities, subdivided by country where each bank is based; the disclosure is to be provided in the financial statements or posted on the entity’s website.

In particular, the Parent Companies of banking groups are required to provide on a consolidated basis the following information, subdivided by country:

•	Names of the companies based in the country and nature of the business
•	Turnover
•	Number of Full-time equivalent employees
•	Profit or loss before tax
•	Tax on profit or loss
•	Public subsidies received

The tables below present the required information for the Group, with reference to the situation as at 31 December 2024.

The term “Turnover” refers to the net interest and other banking income as recorded in item 120 of the consolidated income statement.

The term “Number of full-time equivalent employees” refers to an average number representing the ratio between the total number of hours worked by all employees, excluding overtime, and the total annual number of hours contractually required of full-time employees.

“Profit or loss before tax” means the sum of items 290 and 320 (the latter before taxes) of the consolidated income statement.

“Tax on profit or loss” means the sum of taxes recorded in item 300 of the consolidated income statement and income taxes on assets under disposal.

The item “Public subsidies received” should indicate any grants received directly from the public administrations. This item does not include transactions performed by central banks for purposes of financial stability or transactions carried out to facilitate the monetary policy transmission mechanism. Similarly, transactions included in government aid schemes approved by the European Commission should not be taken into consideration.

2024 Financial Statements - Public disclosure State by State

					31 12 2024
Country	Turnover (€/1000)	Number of FTEs	Profit or loss before tax €/1000)	Tax on profit or loss (€/000)	Public subsidies received (€/000)
Algeria		1
China	819	12	(1,084)	-
Egypt		2
France	44,669	128	16,741	(1,968)
India		1
Italy	3,923,961	15,727	1,452,280	505,748	149
Morocco		1
Tunisia		1
Turkey		2
Total Group companies	3,969,449	15,875	1,467,937	503,780	149
Companies under significant influence valued at equity	-	-	74,229	-	-
Consolidation adjustments	(62,505)	-	(97,675)	2,352	-
Total Montepaschi’s Group	3,906,944	15,875	1,444,491	506,132	149

The line “Consolidation Adjustments” includes the reclassification of the portion of Turnover referring to the French investee Monte Paschi Banque S.A classified as a discontinued operation in accordance with IFRS 5.

It is to be noted that the subsidiary MPS TENIMENTI POGGIO BONELLI E CHIGI SARACINI SOCIETÀ AGRICOLA S.p.A. has received EUR 0.1 mln in 2024 as subsidies, grants and bonuses to support agricultural production in EU countries.

BANCA MONTE DEI PASCHI DI SIENA

List of Montepaschi Group companies by location and business type

Country	Company name	Type of business
Algeria	BANCA MONTE DEI PASCHI DI SIENA S.p.a.	Financial services for business
China	BANCA MONTE DEI PASCHI DI SIENA S.p.a.	Retail & Corporate banking service	Shanghai branches, representative office in Beijing
Egypt	BANCA MONTE DEI PASCHI DI SIENA S.p.a.	Financial services for business
France	MONTE PASCHI BANQUE S.A.	Retail & Corporate banking service
India	BANCA MONTE DEI PASCHI DI SIENA S.p.a.	Financial services for business
Italy	AIACE REOCO S.r.l. in liquidazione	Real estate
Italy	BANCA MONTE DEI PASCHI DI SIENA S.p.a.	Retail & Corporate banking service
Italy	CIRENE FINANCE S.r.l.	Financial services for business	Special Purpose Entity (SPE)
Italy	G.IMM ASTOR S.r.l.	Real estate leasing
Italy	MAGAZZINI GENERALI FIDUCIARI DI MANTOVA S.p.a.	Warehousing
Italy	MONTE PASCHI FIDUCIARIA S.p.a.	Trust management
Italy	MPS TENIMENTI POGGIO BONELLI E CHIGI SARACINI SOCIETA' AGRICOLA S.p.a.	Winery
Italy	MPS COVERED BOND 2 s.r.l.	Financial services for business	Special Purpose Entity (SPE)
Italy	MPS COVERED BOND S.R.L.	Financial services for business	Special Purpose Entity (SPE)
Italy	SIENA MORTGAGES 10-7 S.r.l. (in liquidazione) *	Financial services for business	Special Purpose Entity (SPE)
Italy	SIENA MORTGAGES 07-5 S.p.a.	Financial services for business	Special Purpose Entity (SPE)
Italy	SIENA MORTGAGES 09-6 S.R.L. (in liquidazione) *	Financial services for business	Special Purpose Entity (SPE)
Italy	SIENA PMI 2016 SRL	Financial services for business	Special Purpose Entity (SPE)
Italy	WISE DIALOG BANK S.p.a. - WIDIBA	Retail & Corporate banking service	On line Bank
Morocco	BANCA MONTE DEI PASCHI DI SIENA S.p.a.	Financial services for business
Tunisia	BANCA MONTE DEI PASCHI DI SIENA S.p.a.	Financial services for business
Turkey	BANCA MONTE DEI PASCHI DI SIENA S.p.a.	Financial services for business

*	the vehicles SIENA MORTGAGES 09-6 S.r.l. and SIENA MORTGAGES 10-7 S.r.l., already in liquidation at the end of 2023, were cancelled from the Register of Companies in July 2024.

Certifications

BANCA MONTE DEI PASCHI DI SIENA

CERTIFICATION OF THE CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO ART. 81-TER OF CONSOB REGULATION NO. 11971 OF 14 MAY 1999, AS SUBSEQUENTLY AMENDED AND SUPPLEMENTED

1.	The undersigned, Luigi Lovaglio, as Chief Executive Officer, and Nicola Massimo Clarelli, as Financial Reporting Officer of Banca Monte dei Paschi di Siena S.p.A., also having regard to art. 154-bis, paragraphs 3 and 4 of Italian Legislative Decree no. 58 of 24 February 1998, do hereby certify the:

-	appropriateness with respect to the company’s profile, and

-	effective application of administrative and accounting procedures used in the preparation of the consolidated financial statements for financial year 2024.

2.	The verification of the adequacy and effective application of administrative and accounting procedures for the preparation of the consolidated financial statements during 2024 was based on methods defined by the MPS Group in line with the COSO model, and for the IT component, COBIT, which constitute the reference framework for the internal control system generally accepted internationally.

3.	It is also certified that:

3.1	the consolidated financial statements:

-	were prepared in accordance with the international accounting standards recognised by the European Union pursuant to European Parliament and Council Regulation No. 1606/2002 of 19 July 2002;

-	are consistent with the underlying documentary evidence and accounting records;

-	are suitable to provide a true and fair representation of the capital, economic and financial situation of the issuer and group of companies included within the scope of consolidation.

3.2	the Report on Operations includes a reliable analysis of the trends and results of operations as well as of the position of the issuer and of all entities included within the scope of consolidation, together with a description of the main risks and uncertainties they are exposed to.

Siena, 6 March 2025

Signed by	Signed by
On behalf of the Board of Directors	The Financial Reporting
The Chief Executive Officer	Officer
Luigi Lovaglio	Nicola Massimo Clarelli

2024 Financial Statements - Certifications

CERTIFICATION OF THE SUSTAINABILITY REPORT PUR-SUANT TO ARTICLE 81-TER PARAGRAPH 1 OF CONSOB RE-GULATION NO. 1 OF 11971 14 MAY 1999, AS AMENDED

1.	The undersigned Luigi Lovaglio, in his capacity as Chief Executive Officer, and Nicola Massimo Clarelli, in his capacity as Financial Reporting Officer of Banca Monte dei Paschi di Siena S.p.A., hereby certify, pursuant to Article 154-bis, paragraph 5-ter, of Legislative Decree no. 58 of 24 February 1998, that the sustainability report included in the Report on Operations has been prepared:

a.	in accordance with the reporting standards applied pursuant to Directive 2013/34/EU of the European Parliament and of the Council of 26 June 2013 and Legislative Decree mo. 125 of 6 September 2024;

b.	with the specifications adopted in accordance with Article 8(4) of Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020.

Siena, 6 March 2025

Signed by	Signed by
On behalf of the Board of Directors	The Financial Reporting
The Chief Executive Officer	Officer
Luigi Lovaglio	Nicola Massimo Clarelli

Independent Auditors’ report
on the financial statements

BANCA MONTE DEI PASCHI DI SIENA

Independent auditor’s report

in accordance with article 14 of Legislative Decree No. 39 of 27 January 2010 and article 10 of Regulation (EU) No. 537/2014

To the Shareholders of

Banca Monte dei Paschi di Siena SpA

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Monte dei Paschi di Siena Group (the Group), which comprise the consolidated balance sheet as of 31 December 2024, the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated cash flow statement for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2024, and of the results of its operations and cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/05 and article 43 of Legislative Decree No. 136/15.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISA Italia). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of this report. We are independent of Banca Monte dei Paschi di Siena SpA (the “Bank” or the “Parent Company”) pursuant to the regulations and standards on ethics and independence applicable to audits of financial statements under Italian law. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

2024 Financial Statements - Independent Auditors’ report on the financial statements

Key Audit Matters	Auditing procedures performed in response to key audit matters

Valuation of loans to customers measured at amortised cost

Notes to the consolidated financial statements: Part A – Accounting policies;

Part B – Information on the consolidated balance sheet, Section 4 – Financial assets measured at amortised cost;

Part C – Information on the consolidated income statement, Section 8 – Net impairment (losses) /reversals for credit risk;

Part E – Information on risks and hedging policies, Section 2 – Risks of prudential consolidation, paragraph 1.1 – Credit risk.

Loans to customers as at 31 December 2024 represent the predominant part of line item 40 b) “Financial assets measured at amortised cost – loans to customers” which shows a balance equal to Euro 87,160 million, corresponding to 71 per cent of the total assets of the financial statements.

Net impairment losses on loans to customers recognised in the year amounted to Euro 406 million (line item 130 a) in the income statement).

Special attention was paid to the valuation of the above-said loans as part of the audit because of the materiality of the value of loans in relation to the financial statements, as a whole, as well as because the related impairment losses consist of estimates made by the directors which incorporate elements of subjectivity and complexity related to the complex valuation processes, methods and assumptions utilised.

The use of significant assumptions in the estimation processes specifically regards, besides the verification of the significant increase in credit risk for the allocation of the portfolios to the various risk stages, the determination of parameters used in the models to calculate the expected loss on a collective basis and, for loans being assessed on an individual basis, the estimation of the expected future cash flows

In performing the audit, we considered the internal control system relevant to the preparation of the financial statements in order to design audit procedures that were appropriate in the circumstances.

In order to address this key audit matter, the following main activities were performed, also with the support of PwC network experts:

•          understanding, evaluation and verification of the operating effectiveness of relevant controls over the IT systems and applications used;

•          understanding and evaluation of the design of relevant controls as part of the monitoring, classification and valuation of loans and testing of the operating effectiveness of such controls;

•          understanding and verification of the appropriateness of policies, procedures and models used to measure the significant increase in credit risk, for the allocation of the portfolios to the various risk stages and for measuring the expected loss both on an individual and collective basis, taking also into account the results of backtesting implemented by the Group;

•          understanding and verification of the methods used to determine the main estimation parameters in the context of the models used to measure the expected loss on a collective basis, taking into account the adjustments made during the year to the models already used. We also verified the methods to determine management overlays which were required to take into account any potential worsening of credit risk linked to the current and future economic and financial

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Key Audit Matters	Auditing procedures performed in response to key audit matters related to timing and the realisable value of the underlying guarantees, if any.

Furthermore, these estimation processes were also impacted by the change and update of the management overlays which were required to take into account any potential worsening of credit risk linked to the current and future economic and financial risks and uncertinties, including climate-environmental risks that are not currently factored in the models in use.

risks and uncertinties, including climate-environmental risks that are not currently factored in the models in use, in order to assess their reasonableness;

•          verification, on a sample basis, of the reasonableness of the classification among performing loans (stage 1 and stage 2) and non-performing loans (stage 3) based on the available information on the status of the borrower and other pieces of information available, including external information;

•          verification of the correct application of the measurement criteria established for loans classified as performing (stage 1 and stage 2), of the completeness and accuracy of the model input data used to determine the expected loss on a collective basis;

•          with specific regard to non-performing loans (stage 3), taking into account the financial statement classification according to the categories under the applicable regulatory framework and the currently assumed recovery scenarios (sale or internal recovery), for loans assessed on an individual basis, we checked, on a sample basis, the reasonableness of the assumptions made to estimate the expected credit loss with particular reference to the identification and quantification of the expected future cash flows from the recovery activities, to the evaluation of the guarantees backing these exposures and to the estimate of the recovery times;

•         for non-performing loans valued on a collective basis, we verified the correct determination of the main estimation parameters within the model used, as well as the completeness and accuracy of the model input data;

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Key Audit Matters	Auditing procedures performed in response to key audit matters

•          benchmark analysis procedures on the customer loan portfolio and related coverage levels and analysis of the most significant fluctuations, taking into consideration loss forecasts within and outside the Group (such as the Financial Stability Report issued by the Bank of Italy) and discussing the most significant changes and the elements characterizing the loan portfolio with management;

•          critical reading of the minutes of the corporate governance bodies and the correspondence with the Supervisory Authorities;

•          performance of audit procedures on subsequent events as at the reporting date;

•          acquisition of specific written representations from management;

•          check of the completeness and adequacy of the disclosures provided in accordance with the provisions of international accounting standards, the applicable regulatory framework, as well as with the notices and recommendations issued by the Supervisory Authorities and standard setters.

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Evaluation of legal risks

Notes to the consolidated financial statements: Part A – Accounting policies;

Part B – Information on the consolidated balance sheet, Section 10 – Provisions for risks and charges;

Part C – Information on the consolidated income statement, Section 13 – Net provisions for risks and charges;

Part E – Information on risks and hedging policies, Section 2 – Risks of prudential consolidation, paragraph 1.5 – Operational risks.

The Parent Company is exposed to civil disputes and to the effects of rulings due to criminal proceedings, with reference to the financial information publicly disseminated in the period from 2008 to 2015, for which the damages requested remain significant, despite the positive outcome of certain civil and criminal judgments related thereto.

Moreover, the Parent Company is exposed to risks linked to representations and warranties given in the disposal and derecognition of non-performing loans.

Net provisions for risks and charges amounted in the year to Euro 68 million (line item 200 b) in the income statement), of which Euro 157 million related to new provisions in the year and Euro 89 million related to reversals.

The evaluation process of these legal risks that the Group performed with the support also of its legal counsel and other external experts, with particular reference to provisions related to civil and criminal disputes deriving from information publicly disseminated in the period from 2008-2015, as well as the provisions linked to representations and warranties given in the disposal and derecognition of non-performing loans, is considered a key audit matter, for the aggregate high value of the damages requested related to these risks, as well as because

In performing the audit, we considered the internal control system relevant to the preparation of the financial statements in order to design audit procedures that were appropriate in the circumstances.

In order to address this key audit matter, the following main activities were performed, also with the support of PwC network experts:

•          understanding and evaluation of the design of relevant controls implemented by the Group in relation to the management and assessment of legal risks and verification of the operating effectiveness of such controls;

•          obtainment and analysis of the written confirmation from the Group’s legal advisors about their considerations on the evolution of the pending lawsuits, the possibility of loss, as well as the main information used;

•          analysis of the reasonableness of the directors’ assumptions for estimating provisions and reversals made, in addition to the methods and conclusions included in the reports prepared by the external experts engaged by the Group;

•          performance of procedures to validate the completeness and accuracy of the data used to determine the provisions for risks and charges;

•          critical reading of the minutes of the corporate governance bodies and the correspondence with the Supervisory Authorities;

•          performance of audit procedures on subsequent events as at the reporting date;

•          acquisition of specific written representations from management;

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estimating the associated charges requires management to make use of estimates which, by their very nature, are marked by a high degree of subjectivity.	• verification of the completeness and adequacy of disclosures connected with the key audit matter in question, with reference also to the requirements of the applicable accounting standards.

Recoverability of deferred tax assets

Notes to the consolidated financial standards: Part A – Accounting policies;

Part B – Information on the consolidated balance sheet, Section 11 – Tax assets and liabilities;

Part C – Information on the consolidated income statement, Section 21 – Tax expense (recovery) on income from continuing operations.

As of 31 December 2024, the Group recorded Euro 2,078 million in the asset line item 110 “Tax assets" for net deferred tax assets ("DTA") related to tax losses that cannot be converted into tax credits and other deductible temporary differences, whose recoverability depends on the availability of taxable income in the future. The income statement line item 300 “Tax (expense)/recovery on income from continuing operations” amounted to Euro 508 million, mainly related to the positive effect of the DTA assessment, equal to Euro 987 million.

The assessment of the recoverability of these assets is a key audit matter because they are significant in value with respect to the financial statements, taken as a whole, and because their valuation is based on an estimation process (probability test), which entails using assumptions and parameters, considering their very nature, that include a high degree of subjectivity.

Specifically, the aforesaid estimation process relies on prospective income statement projections, consistent with the 2024-2028 Group Business Plan approved by the Board of Directors of the Parent Company on 5 August 2024, which must be supplemented by valuation assumptions such as (i) the determination of taxable income that is expected to be realised in the time-period

In performing the audit, we considered the internal control system relevant to the preparation of the financial statements in order to design audit procedures that were appropriate in the circumstances.

Specifically, in order to address this key audit matter, the following main activities were performed, also with the support of PwC network experts:

•          understanding and evaluation of the process and methodology adopted by the directors to carry out the probability test;

•          check of the consistency of the methodology adopted with the provisions of the applicable international financial reporting standard, taking into account professional practices, as well as the notices and recommendations of the Supervisory Authorities and standard setters;

•          assessment, including through a check of external data, where available, of the reasonableness of the main qualitative and quantitative assumptions (revenue flows, discount and growth rates) and of the different types of deductible temporary differences based on the applicable tax legislation, used to prepare the probability test;

•          analysis of the reasonableness of the prospective income statement projections used and verification of the consistency with the 2024-2028 Group Business Plan;

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considered for the recovery of DTAs, (ii) the growth rates used for the projection of future taxable income and the probability that there will be future taxable income, (iii) the extent of the foreseeable time-period for the recovery of DTAs, (iv) the correct interpretation of the applicable tax legislation.

•         verification of the mathematical accuracy of calculations underlying the probability test and the correctness of the calculations performed;

•          critical reading of the minutes of the corporate governance bodies and the correspondence with the Supervisory Authorities;

•          acquisition of specific written representations from management;

•          check of the completeness and adequacy of disclosures provided by the directors in the notes to the consolidated financial statements in accordance with international financial reporting requirements and the applicable regulatory framework, as well as with the notices and recommendations issued by the Supervisory Authorities and standard setters.

Responsibilities of the Directors and the Board of Statutory Auditors for the Consolidated Financial Statements

The directors are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/05 and article 43 of Legislative Decree No. 136/15 and, in the terms prescribed by law, for such internal control as they determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

The directors are responsible for assessing the Group’s ability to continue as a going concern and, in preparing the consolidated financial statements, for the appropriate application of the going concern basis of accounting, and for disclosing matters related to going concern. In preparing the consolidated financial statements, the directors use the going concern basis of accounting unless they either intend to liquidate the parent company Banca Monte dei Paschi di Siena SpA or to cease operations, or have no realistic alternative but to do so.

The board of statutory auditors is responsible for overseeing, in the terms prescribed by law, the Group’s financial reporting process.

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Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with International Standards on Auditing (ISA Italia) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

As part of our audit conducted in accordance with International Standards on Auditing (ISA Italia), we exercised professional judgement and maintained professional scepticism throughout the audit. Furthermore:

·	We identified and assessed the risks of material misstatement of the consolidated financial statements, whether due to fraud or error; we designed and performed audit procedures responsive to those risks; we obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
·	We obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;
·	We evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors;
·	We concluded on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern;
·	We evaluated the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
·	We obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion on the consolidated financial statements.

We communicated with those charged with governance, identified at an appropriate level as required by ISA Italia regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

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We also provided those charged with governance with a statement that we complied with the regulations and standards on ethics and independence applicable under Italian law and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate the related risks, or safeguards applied.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We described these matters in our auditor’s report.

Additional Disclosures required by Article 10 of Regulation (EU) No. 537/2014

On 11 April 2019, the shareholders of Banca Monte dei Paschi di Siena SpA engaged us to perform the legal audit of the stand-alone and the consolidated financial statements for the years ending 31 December 2020 to 31 December 2028.

We declare that we did not provide any prohibited non-audit services referred to in article 5, paragraph 1, of Regulation (EU) No. 537/2014 and that we remained independent of the Bank in conducting the statutory audit.

We confirm that the opinion on the consolidated financial statements expressed in this report is consistent with the additional report to the board of statutory auditors, in its capacity as audit committee, prepared pursuant to article 11 of the aforementioned Regulation.

Report on Compliance with other Laws and Regulations

Opinion on compliance with the provisions of Commission Delegated Regulation (EU) 2019/815

The directors of Banca Monte dei Paschi di Siena SpA are responsible for the application of the provisions of Commission Delegated Regulation (EU) 2019/815 concerning regulatory technical standards on the specification of a single electronic reporting format (ESEF - European Single Electronic Format) (hereinafter, the “Commission Delegated Regulation”) to the consolidated financial statements as of 31 December 2024, to be included in the annual report.

We have performed the procedures specified in auditing standard (SA Italia) No. 700B in order to express an opinion on the compliance of the consolidated financial statements with the provisions of the Commission Delegated Regulation.

In our opinion, the consolidated financial statements as of 31 December 2024 have been prepared in the XHTML format and have been marked up, in all significant respects, in compliance with the provisions of the Commission Delegated Regulation.

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Opinions and statement in accordance with article 14, paragraph 2, letters e), e-bis) and e-ter) of Legislative Decree No. 39/10 and with article 123-bis, paragraph 4, of Legislative Decree No. 58/98

The directors of Banca Monte dei Paschi di Siena SpA are responsible for preparing a report on operations and a report on the corporate governance and ownership structure of the Monte dei Paschi di Siena Group as of 31 December 2024, including their consistency with the relevant consolidated financial statements and their compliance with the law.

We have performed the procedures required under auditing standard (SA Italia) No. 720B in order to:

·	express an opinion on the consistency of the report on operations and of the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98, with the consolidated financial statements;
·	express an opinion on the compliance with the law of the report on operations, excluding the section on the consolidated sustainability reporting, and of the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98;
·	issue a statement on material misstatements, if any, in the report on operations and in the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98.

In our opinion, the report on operations and the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98 are consistent with the consolidated financial statements of the Monte dei Paschi di Siena Group as of 31 December 2024.

Moreover, in our opinion, the report on operations, excluding the section on the consolidated sustainability reporting, and the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98 are prepared in compliance with the law.

With reference to the statement referred to in article 14, paragraph 2, letter e-ter), of Legislative Decree No. 39/10, issued on the basis of our knowledge and understanding of the company and its environment obtained in the course of the audit, we have nothing to report.

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Our opinion on compliance with the law does not extend to the section of the report on operations relating to the consolidated sustainability reporting. The conclusions on the compliance of that section with the rules governing its preparation and on compliance with the disclosure requirements established by article 8 of Regulation (EU) 2020/852 are expressed by ourselves in the report prepared in accordance with article 14-bis of Legislative Decree No. 39/10.

Florence, 24 March 2025

PricewaterhouseCoopers SpA

Signed by

Marco Palumbo
(Partner)

As disclosed by the Directors, the accompanying consolidated financial statements of Monte dei Paschi di Siena Group constitute a non-official version which is not compliant with the provisions of the Commission Delegated Regulation (EU) 2019/815. This independent auditor’s report has been translated into the English language solely for the convenience of international readers. Accordingly, only the original text in Italian language is authoritative.

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Independent auditor’s limited assurance report on the consolidated sustainability report in accordance with article 14-bis of Legislative Decree No. 39 of 27 January 2010

To the Shareholders of

Banca Monte dei Paschi di Siena SpA

Conclusion

In accordance with articles 8 and 18, paragraph 1, of Legislative Decree No. 125 of 6 September 2024 (hereinafter, the “Decree”), we have undertaken a limited assurance engagement on the consolidated sustainability report of the Monte dei Paschi di Siena Group (hereinafter, also the “Group”) for the year ended 31 December 2024 prepared in accordance with article 4 of the Decree, presented in the specific section of the consolidated report on operations.

Based on the procedures performed, nothing has come to our attention that causes us to believe that:

·	the consolidated sustainability report of the Monte dei Paschi di Siena Group for the year ended 31 December 2024 is not prepared, in all material respects, in accordance with the reporting criteria adopted by the European Commission pursuant to Directive (EU) 2013/34/EU (European Sustainability Reporting Standards hereinafter, the “ESRS”);
·	the information set out in paragraph “Disclosure pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation)” of the consolidated sustainability report is not prepared, in all material respects, in accordance with article 8 of Regulation (EU) No. 852 of 18 June 2020 (hereinafter, the “Taxonomy Regulation”).

Basis for conclusion

We conducted our limited assurance engagement in accordance with the Standard on Sustainability Assurance Engagements - SSAE (Italia). The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Our responsibilities under the Standard are further described in the Auditor’s responsibilities for the limited assurance conclusion on the consolidated sustainability report section of this report.

We are independent in accordance with the principles of ethics and independence applicable to assurance engagements on consolidated sustainability reporting under Italian law.

BANCA MONTE DEI PASCHI DI SIENA

Our firm applies International Standard on Quality Management ISQM (Italia) 1 which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Other matters

The consolidated sustainability report for the year ended 31 December 2024 contains, in paragraph “Disclosure pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation)”, the comparative information referred to in article 8 of the Taxonomy Regulation in relation to the year ended 31 December 2023, which was not subject to any assurance procedures.

Responsibilities of the directors and the board of statutory auditors of Banca Monte dei Paschi di Siena SpA for the consolidated sustainability report

The directors are responsible for developing and implementing the procedures adopted to identify the information included in the consolidated sustainability report in accordance with the provisions of the ESRS (hereinafter, the “materiality assessment process”) and for describing those procedures in paragraph “Double materiality analysis” of “Section 1 – General Information” of the consolidated sustainability report.

The directors are also responsible for preparing the consolidated sustainability report, which contains the information identified through the materiality assessment process, in accordance with the provisions of article 4 of the Decree, including:

•	its compliance with the ESRS;
•	its compliance with article 8 of the Taxonomy Regulation of the information set out in paragraph “Disclosure pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation)”.

That responsibility involves designing, implementing and maintaining, in the terms prescribed by law, such internal control as they determine is necessary to enable the preparation of a consolidated sustainability report in accordance with article 4 of the Decree that is free from material misstatement, whether due to fraud or error. That responsibility also involves selecting and applying appropriate methods for processing the information, as well as developing hypotheses and estimates about specific items of sustainability information that are reasonable in the circumstances.

The board of statutory auditors is responsible for overseeing, in the terms prescribed by law, compliance with the Decree.

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Inherent limitations in the preparation of the consolidated sustainability report

As reported in paragraph “Strategy, business model and value chain” of “Section 1 – General information”, for the purpose of reporting forward-looking information in accordance with ESRS, the directors are required to prepare such information on the basis of assumptions, described in the consolidated sustainability report, about future events and possible future actions by the Group. Because of the uncertainty connected with any future event, in terms both of occurrence and of the extent and timing of occurrence, variances between actual results and forward-looking information may be significant.

As reported in paragraph “Basis for presentation” of “Section 1 – General information”, the disclosure provided by the Group about Scope 3 emissions is subject to greater inherent limitations compared with Scope 1 and 2 emissions, because of the poor availability and relative accuracy of the information used to define both qualitative and quantitative information on Scope 3 emissions related to the value chain.

Auditor’s responsibilities for the limited assurance conclusion on the consolidated sustainability report

Our objectives are to plan and perform procedures to obtain limited assurance about whether the consolidated sustainability report is free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that contains our conclusion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users taken on the basis of the consolidated sustainability report.

As part of our engagement designed to achieve limited assurance in accordance with the Standard on Sustainability Assurance Engagements - SSAE (Italia), we exercised professional judgement and maintained professional scepticism throughout the engagement.

Our responsibilities include:

•	Performing risk assessment procedures to identify the disclosures where a material misstatement, whether due to fraud or error, is likely to arise;
•	Designing and performing procedures to verify the disclosures where a material misstatement is likely to arise. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
•	Directing, supervising and performing a limited assurance engagement on the consolidated sustainability report and assuming full responsibility for the conclusion on the consolidated sustainability report.

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Summary of the work performed

An engagement designed to obtain limited assurance involves performing procedures to obtain evidence as a basis for our conclusion.

The procedures performed were based on our professional judgement and included inquiries, primarily of personnel of Banca Monte dei Paschi di Siena SpA responsible for the preparation of the information presented in the consolidated sustainability report, analyses of documents, recalculations and other procedures designed to obtain evidence considered useful.

We performed the following main procedures:

•	We understood the Group’s business model and strategies, and the environment in which it operates with reference to sustainability issues;
•	We understood the processes underlying the generation, collection and management of the qualitative and quantitative information included in the consolidated sustainability report;
•	We understood the process implemented by the Group to identify and assess the material impacts, risks and opportunities, in accordance with the double materiality principle, related to sustainability issues and, based on the information thus obtained, we considered whether any contradictory items emerged that could point to the existence of sustainability issues not considered by the Group in the materiality assessment process;
•	We identified the disclosures where a material misstatement is likely to arise;
•	We defined and performed procedures, based on our professional judgement, to address the risks of material misstatement identified, including inquiries, comparative analysis procedures, as well as acquisition of documentary evidence, on a sample basis, for certain information reported in the consolidated sustainability report;
•	We understood the process implemented by the Group to identify the eligible exposures and to determine the proportion aligned in accordance with the provisions of the Taxonomy Regulation, and we verified the related disclosures in the consolidated sustainability report;
•	We reconciled the information reported in the consolidated sustainability report with the information reported in the consolidated financial statements in accordance with the applicable financial reporting framework, or with the accounting information used for the preparation of the consolidated financial statements, or with management accounting information;
•	We verified the structure and presentation of disclosures included in the consolidated sustainability report in accordance with ESRS;
•	We obtained a management representation letter.

Florence, 24 March 2025

PricewaterhouseCoopers SpA

Signed by

Marco Mancini
(Partner)

This report has been translated from the Italian original solely for the convenience of international readers.

4 of 4

Annexes

BANCA MONTE DEI PASCHI DI SIENA

Reconciliation between the reclassified income statement and balance sheet and the related statutory accounts

Reconciliation between the reclassified income statement as at 31 December 2024 and related statutory accounts

Income Statement accounts		31/12/2024	Economic effects from allocation of BAV acquisition costs to BMPS (PPA)	Customer repayments	Reclassification of dividends on treasury stock transactions	Reclassification of the portion of profits from equity investments	Reclassification provision to BRRD and DGSD funds	Recovery of stamp duty and customers' expenses	DTA Fee	Restructuring costs (Personnel expenses for early retirement)	Restructuring costs (Closure of Branches)	Securitization, Recapitalization and Commitment Costs	Training cost recoveries	Cost of credit	Non current assets held for trading and disposal groups: MP Banque	31/12/2024	Reclassified Income Statement accounts
			-	-	-	-	-	-	-	-	-	-	-	-	35.1	2,355.8	Net interest income
10	Interest income and similar revenues	4,677.9	-	-	-	-	-	-	-	-	-	-	-	-	39.0	4,716.9	
	of which interest income calculated applying the effective interest rate method	*3,844.9*	-	-	-	-	-	-	-	-	-	-	-	-	-		
20	Interest expense and similar charges	(2,357.2)	-	-	-	-	-	-	-	-	-	-	-	-	(4.0)	(2,361.2)	
			-	1.3	-	-	-	-	-	-	-	-	-	-	8.9	1,465.4	Net fee and commision income
40	Fee and commission income	1,688.5	-	1.3	-	-	-	-	-	-	-	-	-	-	9.2	1,699.0	
50	Fee and commission expense	(233.4)	-	-	-	-	-	-	-	-	-	-	-	-	(0.2)	(233.6)	
70	Dividends and similar income	22.7	-	-	(5.2)	75.2	-	-	-	-	-	-	-	-	-	92.7	Dividends, similar income and gains (losses) on equity investments
			-	-	5.2	-	-	-	-	-	-	-	-	0.3	0.2	115.2	Net profit (loss) from trading, the fair value measurement of assets/ liabilities and Net gains (losses) on disposals/ repurchases
80	Net profit (loss) from trading	127.9	-	-	5.2	-	-	-	-	-	-	-	-	-	0.1	133.1	
100	Gains/(losses) on disposal/ repurchase of:	(8.6)	-	-	-	-	-	-	-	-	-	-	-	(0.5)	0.1	(9.0)	
	a) financial assets measured at amortised cost	(7.7)	-	-	-	-	-	-	-	-	-	-	-	(0.5)	-	(8.2)	
	b) Financial assets measured at fair value through other comprehensive income	(0.3)	-	-	-	-	-	-	-	-	-	-	-	-	0.1	(0.2)	
	c) financial liabilities	(0.6)	-	-	-	-	-	-	-	-	-	-	-	-	-	(0.6)	
110	Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss	(9.9)	-	-	-	-	-	-	-	-	-	-	-	0.8	-	(9.1)	
	a) financial assets and liabilities designated at fair value	1.5	-	-	-	-	-	-	-	-	-	-	-	-	-	1.5	
	b) other financial assets mandatorily measured at fair value	(11.4)	-	-	-	-	-	-	-	-	-	-	-	0.8	-	(10.6)	
90	Net profit (loss) from hedging	(1.0)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1.0)	Net profit (loss) from hedging
230	Other operating expenses/ income	231.3	-	-	-	-	-	(222.1)	-	-	-	-	(2.6)	-	(0.9)	5.7	Other operating income (expenses)
190	Administrative expenses:	(2,073.2)	-	-	-	-	77.5	222.1	61.3	25.9	5.8	3.7	2.6	-	(23.3)	(1,697.8)	Administrative expenses
	a) personnel expenses	(1,247.6)	-	-	-	-	-	-	-	25.9	1.2	-	1.4	-	(9.7)	(1,228.8)	a) personnel expenses
	b) other administrative expenses	(825.6)	-	-	-	-	77.5	222.1	61.3	-	4.6	3.7	1.2	-	(13.7)	(469.0)	b) other administrative expenses
			-	-	-	-	-	-	-	-	0.3	-	-	-	(2.3)	(171.2)	Net value adjustments to property, plant and equipment and intangible assets
210	Net adjustments to/ recoveries on property, plant and equipment	(101.5)	-	-	-	-	-	-	-	-	0.3	-	-	-	(2.1)	(103.3)	
220	Net adjustments to/ recoveries on intangible assets	(67.8)	-	-	-	-	-	-	-	-	-	-	-	-	(0.2)	(68.0)

2024 Financial Statement - Annexes

Income Statement accounts	31/12/2024	Economic effects from allocation of BAV acquisition costs to BMPS (PPA)	Customer repayments	Reclassification of dividends on treasury stock transactions	Reclassification of the portion of profits from equity investments	Reclassification provision to BRRD and DGSD funds	Recovery of stamp duty and customers' expenses	DTA Fee	Restructuring costs (Personnel expenses for early retirement)	Restructuring costs (Closure of Branches)	Securitization, Recapitalization and Commitment Costs	Training cost recoveries	Cost of credit	Non current assets held for trading and disposal groups: MP Banque	31/12/2024	Reclassified Income Statement accounts
130 Net impairment (losses)/ reversals on	(406.9)	-	-	-	-	-	-	-	-	-	-	-	10.3	(2.9)	(409.5)	Cost of customers credit
a) financial assets measured at amortised cost	(406.2)	-	-	-	-	-	-	-	-	-	-	-	6.0	(3.4)	(403.6)	130a) financial assets measured at amortised cost - customers
b) financial assets measured at fair value through other comprehensive income	(0.7)	-	-	-	-	-	-	-	-	-	-	-	0.7	-		
		-	-	-	-	-	-	-	-	-	-	-	0.5	-	0.5	100a) Loans to customers measured at amortised cost
		-	-	-	-	-	-	-	-	-	-	-	(0.8)	-	(0.8)	110b) Loans
		-	-	-	-	-	-	-	-	-	-	-	3.9	0.5	4.4	200 a) Net provision for risks and charges related to financial guarantess and other commitments
140 Modification gains/(losses)	(10.0)	-	-	-	-	-	-	-	-	-	-	-	-	-	(10.0)	140 Modification gains (losses)
		-	-	-	-	-	-	-	-	-	-	-	(6.7)	-	(6.7)	Net impairment (losses)/ reversals on securities and loans to banks
160 Net insurance premiums		-	-	-	-	-	-	-	-	-	-	-	-	-		
170 Other net insurance income (expense)		-	-	-	-	-	-	-	-	-	-	-	-	-		
200 Net provision for risks and charges:	(63.7)	-	(1.3)	-	-	-	-	-	-	-	-	-	(3.9)	0.5	(68.4)	Net provisions for risks and charges
a) commitments and guarantees issued	3.9	-	-	-	-	-	-	-	-	-	-	-	(3.9)	-		
b) other net provisions	(67.6)	-	(1.3)	-	-	-	-	-	-	-	-	-	-	0.5	(68.4)	
250 Gains (losses) on investments	74.2	-	-	-	(75.2)	-	-	-	-	-	-	-	-	-	(1.0)	Gains (losses) on investments
		-	-	-	-	-	-	-	(25.9)	(6.1)	(40.1)	-	-	-	(72.1)	Restructuring costs /One-Off costs
		-	-	-	-	(77.5)	-	-	-	-	-	-	-	-	(77.5)	Risks and charges related to the SRF, DGS and similar schemes
		-	-	-	-	-	-	(61.3)	-	-	-	-	-	-	(61.3)	DTA Fee
260 Net gain (losses) on property, plant and equipment and intangible assets measured at fair value	(27.4)	-	-	-	-	-	-	-	-	-	-	-	-	-	(27.4)	Net gain (losses) on property, plant and equipment and intangible assets measured at fair value
280 Gains (losses) on disposal of investments	2.7	-	-	-	-	-	-	-	-	-	-	-	-	1.0	3.7	Gains (losses) on disposal of investments
290 Profit (loss) before tax from continuing operations	1,464.5	-	-	-	-	-	-	-	-	-	(36.4)	-	(0.0)	16.4	1,444.5	Profit (loss) for the period before tax
300 Tax (expense)/recovery on income from continuing operations	508.1	-	-	-	-	-	-	-	-	-	-	-	-	(2.0)	506.1	Tax (expense)/recovery on income from continuing operations
310 Profit (loss) after tax from continuing operations	1,972.6	-	-	-	-	-	-	-	-	-	(36.4)	-	(0.0)	14.4	1,950.6	Profit (loss) after tax
320 Profit (loss) after tax from groups of assets held for sale and discontinued operations	(22.0)	-	-	-	-	-	-	-	-	-	36.4	-	-	(14.4)	-	
330 Profit (loss) for the year	1,950.6	-	-	-	-	-	-	-	-	-	-	-	(0.0)	-	1,950.6	Net profit (loss) for the year
340 Profit (loss) attributable to non-controlling interests	(0.2)	-	-	-	-	-	-	-	-	-	-	-	-	-	(0.2)	Net profit (loss) attributable to non-controlling interests
		-	-	-	-	-	-	-	-	-	-	-	-	-	-	PPA (Purchase Price Allocation)
Parent company's net profit (loss) for the year	**1,950.8**	-	-	-	-	-	-	-	-	-	-	-	-	-	**1,950.8**	**Parent company's net profit (loss) for the year**

BANCA MONTE DEI PASCHI DI SIENA

Reconciliation between the reclassified income statement as at 31 December 2023 and related statutory accounts

Income Statement accounts	31/12/23	Customer repayments	Reclassification of dividends on treasury stock transactions	Reclassification of the portion of profits from equity investments	Reclassification provision to BRRD and DGSD funds	Recovery of stamp duty and customers' expenses	DTA Fee	Restructuring costs (Personnel expenses for early retirement)	Restructuring costs (Closure of Branches)	Securitization, Recapitalization and Commitment Costs	Training cost recoveries	Cost of credit	31/12/23	Reclassified Income Statement accounts
			0.1	-	-	-	-	-	-	-	-	-	-	2,292.1	Net interest income
10	Interest income and similar revenues	4,364.2	0.1	-	-	-	-	-	-	-	-	-	-	4,364.3	
	of which interest income calculated applying the effective interest rate method	*3,633.7*	-	-	-	-	-	-	-	-	-	-	-		
20	Interest expense and similar charges	(2,072.2)	-	-	-	-	-	-	-	-	-	-	-	(2,072.2)	
			(3.7)	-	-	-	-	-	-	-	-	-	-	1,321.9	Net fee and commission income
40	Fee and commission income	1,556.2	(3.7)	-	-	-	-	-	-	-	-	-	-	1,552.5	
50	Fee and commission expense	(230.6)	-	-	-	-	-	-	-	-	-	-	-	(230.6)	
70	Dividends and similar income	26.5	-	(6.0)	86.6	-	-	-	-	-	-	-	-	107.1	Dividends, similar income and gains (losses) on equity investments
			-	6.0	-	-	-	-	-	-	-	-	(9.4)	67.3	Net profit (loss) from trading, the fair value measurement of assets/liabilities and Net gains (losses) on disposals/ repurchases
80	Net profit (loss) from trading	55.0	-	6.0	-	-	-	-	-	-	-	-	-	61.0	
100	Gains/(losses) on disposal/ repurchase of:	9.9	-	-	-	-	-	-	-	-	-	-	0.1	10.0	
	a) financial assets measured at amortised cost	9.1	-	-	-	-	-	-	-	-	-	-	0.1	9.2	
	b) Financial assets measured at fair value through other comprehensive income	1.0	-	-	-	-	-	-	-	-	-	-	-	1.0	
	c) financial liabilities	(0.2)	-	-	-	-	-	-	-	-	-	-	-	(0.2)	
110	Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss	5.8	-	-	-	-	-	-	-	-	-	-	(9.5)	(3.7)	
	a) financial assets and liabilities measured at fair value	(3.1)	-	-	-	-	-	-	-	-	-	-	-	(3.1)	
	b) other financial assets mandatorily measured at fair value	8.9	-	-	-	-	-	-	-	-	-	-	(9.5)	(0.6)	
90	Net profit (loss) from hedging	(4.4)	-	-	-	-	-	-	-	-	-	-	-	(4.4)	Net profit (loss) from hedging
230	Other operating expenses/ income	215.4	(0.0)	-	-	-	(197.1)	-	-	-	-	(5.5)	-	12.8	Other operating income (expenses)
190	Administrative expenses:	(2,089.2)	-	-	-	133.7	197.1	62.9	8.2	2.2	12.4	5.5	-	(1,667.1)	Administrative expenses
	a) personnel expenses	(1,192.0)	-	-	-	-	-	-	8.2	-	-	4.2	-	(1,179.6)	a) personnel expenses
	b) other administrative expenses	(897.2)	-	-	-	133.7	197.1	62.9	-	2.2	12.4	1.3	-	(487.5)	b) other administrative expenses
			-	-	-	-	-	-	-	-	-	-	-	(175.7)	Net value adjustments to property, plant and equipment and intangible assets
210	Net adjustments to/ recoveries on property, plant and equipment	(108.4)	-	-	-	-	-	-	-	-	-	-	-	(108.4)	
220	Net adjustments to/ recoveries on intangible assets	(67.3)	-	-	-	-	-	-	-	-	-	-	-	(67.3)	
130	Net impairment (losses)/ reversals on	(430.7)	-	-	-	-	-	-	-	-	-	-	(2.8)	(440.3)	Cost of customers loans
	a) financial assets measured at amortised cost	(431.2)	-	-	-	-	-	-	-	-	-	-	3.7	(427.5)	130a) financial assets measured at amortised cost - customers

2024 Financial Statement - Annexes

BANCA MONTE DEI PASCHI DI SIENA

Reconciliation between the reclassified balance sheet and related statutory accounts as at 31 December 2024

2024 Financial Statement - Annexes

Balance-sheet Items - Liabilities		31/12/2024	Due to central banks	Due to banks	Debt securities issued - customers	Trading derivatives	Financial liabilities designated at fair value	Provision for staff severance indemnities	Change in value of macro-hedged financial liabilities (+/-)	Liabilities associated with non-current assets held for sale and disposal group	Group Net Equity	31/12/2024	Reclassified balance-sheet items - Liabilities
10	Financial liabilities measured at amortised cost	102,751.4	-	-	-	-	119.7	-	-	912.7	-	93,971.9	Direct funding
	a) due to banks	9,811.3	(8,510.9)	(1,300.4)	-	-	-	-	-	-	-	(0.0)	
	b) due to customers	82,632.2	-	-	505.1	-	-	-	-	912.1	-	84,049.4	a) due to customers
	c) debts securities issued	10,307.9	-	-	(505.1)	-	119.7	-	-	-	-	9,922.5	b) Securities issued
			8,510.9	-	-	-	-	-	-	-	-	8,510.9	Due to central banks
			-	1,300.4	-	-	-	-	-	0.6	-	1,301.0	Due to banks
20	Financial liabilities held for trading	2,605.7	-	-	-	(987.8)	-	-	-	-	-	1,617.9	On-balance-sheet financial liabilities held for trading
30	Financial liabilities designated at fair value	119.7	-	-	-	-	(119.7)	-	-	-	-		
			-	-	-	-	-	-	-	-	-	1,346.2	Derivatives
40	Hedging derivatives	358.4	-	-	-	-	-	-	-	-	-	358.4	Hedging derivatives
			-	-	-	987.8	-	-	-	-	-	987.8	trading derivatives
50	Change in value of macro-hedged financial liabilities (+/-)	(0.7)	-	-	-	-	-	-	0.7	-	-		
60	Tax liabilities	5.6	-	-	-	-	-	-	-	1.0	-	6.6	Tax liabilities
	a) current	1.3	-	-	-	-	-	-	-	-	-	1.3	a) current
	b) deferred	4.3	-	-	-	-	-	-	-	1.0	-	5.3	b) deferred
70	Liabilities associated with non-current assets held for sale and disposal groups	976.7	-	-	-	-	-	-	-	(976.7)	-		
			-	-	-	-	-	-	-	-	-	3,191.2	Other liabilities
			-	-	-	-	-	-	(0.7)	-	-	(0.7)	Change in value of macro-hedged financial liabilities (+/-)
			-	-	-	-	-	-	-	36.1	-	36.1	Liabilities associated with non-current assets held for sale and disposal group
80	Other liabilities	3,132.0	-	-	-	-	-	-	-	23.8	-	3,155.8	Other liabilities
90	Provisions for employees severance pay	69.7	-	-	-	-	-	(69.7)	-	0.0	-		
100	Provisions for risks and charges:	933.9	-	-	-	-	-	69.7	-	3.0	-	1,006.6	Provisions for specific use
			-	-	-	-	-	69.7	-	2.7	-	72.4	a) Provision for staff severance indemnities
	a) financial guarantees and other commitments	149.6	-	-	-	-	-	-	-	0.2	-	149.8	b) Provision related to guarantees and other commitments given
	b) post-employment benefits	3.3	-	-	-	-	-	-	-	-	-	3.3	c) Pension and other post-retirement benefit obligations
	c) other provisions	781.0	-	-	-	-	-	-	-	0.1	-	781.1	d) Other provisions
120	Valuation reserves	60.4	-	-	-	-	-	-	-	-	(60.4)	60.4	
150	Reserves	2,184.3	-	-	-	-	-	-	-	-	(2,184.3)	2,184.3	
			-	-	-	-	-	-	-	-	-	7,453.5	Group net equity
			-	-	-	-	-	-	-	-	60.4	-	a) Valuation reserves
			-	-	-	-	-	-	-	-	-	-	b) Redeemable shares
			-	-	-	-	-	-	-	-	-	-	c) Equity Instruments
			-	-	-	-	-	-	-	-	2,184.3	-	d) Reserves
			-	-	-	-	-	-	-	-	-	-	e) Share premium reserve
170	Share capital	7,453.5	-	-	-	-	-	-	-	-	-	7,453.5	f) Share capital
			-	-	-	-	-	-	-	-	-	-	g) Treasury shares (-)
			-	-	-	-	-	-	-	-	1,950.8	-	h) Net profit (loss) for the period
180	Treasury shares (-)	-	-	-	-	-	-	-	-	-	-		
190	Non-controlling interests (+/-)	0.3	-	-	-	-	-	-	-	-	-	0.3	Non-controlling interests
200	Profit (loss) for the year (+/-)	1,950.8	-	-	-	-	-	-	-	-	-1950.79	1,950.8	
	Total Liabilities and Shareholders' Equity	**122,601.7**	-	-	-	-	-	-	-	-	-	**122,601.7**	**Total Liabilities and Shareholders' Equity**

BANCA MONTE DEI PASCHI DI SIENA

Reconciliation between the reclassified balance sheet and related statutory accounts as at 31 December 2023

2024 Financial Statement - Annexes

Balance-sheet Items - Liabilities		31/12/23	Due to central banks	Due to banks	Debt securities issued - customers	Trading derivatives	Financial liabilities designated at fair value	Provision for staff severance indemnities	Change in value of macro-hedged financial liabilities (+/-)	Group Net Equity	31/12/23	Reclassified balance-sheet items - Liabilities
10	Financial liabilities measured at amortised cost	105,026.5	-	-	-	-	-	-	-	-	90,639.0	Direct funding
	a) due to banks	14,498.8	(13,148.2)	(1,350.6)	-	-	-	-	-	-		
	b) due to customers	80,422.1	-	-	136.3	-	-	-	-	-	80,558.4	a) due to customers
	c) debts securities issued	10,105.6	-	-	(136.3)	-	111.3	-	-	-	10,080.6	b) Securities issued
			13,148.2	-	-	-	-	-	-	-	13,148.2	Due to central banks
			-	1,350.6	-	-	-	-	-	-	1,350.6	Due to banks
20	Financial liabilities held for trading	2,854.7	-	-	-	(1,031.5)	-	-	-	-	1,823.2	On-balance-sheet financial liabilities held for trading
30	Financial liabilities designated at fair value	111.3	-	-	-	-	(111.3)	-	-	-	-	
			-	-	-	-	-	-	-	-	1,361.7	Derivatives
40	Hedging derivatives	330.2	-	-	-	-	-	-	-	-	330.2	Hedging derivatives
			-	-	-	1,031.5	-	-	-	-	1,031.5	trading derivatives
50	Change in value of macro-hedged financial liabilities (+/-)	(16.1)	-	-	-	-	-	-	16.1	-	-	
60	Tax liabilities	9.1	-	-	-	-	-	-	-	-	9.1	Tax liabilities
	a) current	3.6	-	-	-	-	-	-	-	-	3.6	a) current
	b) deferred	5.5	-	-	-	-	-	-	-	-	5.5	b) deferred
70	Liabilities associated with non-current assets held for sale and disposal groups	-	-	-	-	-	-	-	-	-		
			-	-	-	-	-	-	-	-	3,252.4	Other liabilities
			-	-	-	-	-	-	(16.1)	-	-16.1	Change in value of macro-hedged financial liabilities (+/-)
			-	-	-	-	-	-	-	-	0	Liabilities associated with non-current assets held for sale and disposal groups
80	Other liabilities	3,268.5	-	-	-	-	-	-	-	-	3,268.5	Other liabilities
90	Provisions for employees severance pay	72	-	-	-	-	-	(72.0)	-	-		
100	Provisions for risks and charges:	978.3	-	-	-	-	-	-	-	-	1050.3	Provisions for specific use
			-	-	-	-	-	72.0	-	-	72	a) Provision for staff severance indemnities
	a) financial guarantees and other commitments	154.3	-	-	-	-	-	-	-	-	154.3	b) Provision related to guarantees and other commitments given
	b) post-employment benefits	3.4	-	-	-	-	-	-	-	-	3.4	c) Pension and other post-retirement benefit obligations
	c) other provisions	820.6	-	-	-	-	-	-	-	-	820.6	d) Other provisions
120	Valuation reserves	27.9	-	-	-	-	-	-	-	(27.9)		
150	Reserves	445.3	-	-	-	-	-	-	-	(445.3)		
			-	-	-	-	-	-	-	-	9,978.5	Group net equity
			-	-	-	-	-	-	-	27.9	27.9	a) Valuation reserves
			-	-	-	-	-	-	-	-	-	b) Redeemable shares
			-	-	-	-	-	-	-	-	-	c) Equity Instruments
			-	-	-	-	-	-	-	445.3	445.3	d) Reserves
			-	-	-	-	-	-	-	-	-	e) Share premium reserve
170	Share capital	7453.5	-	-	-	-	-	-	-	-	7,453.5	f) Share capital
			-	-	-	-	-	-	-	-	-	g) Treasury shares (-)
			-	-	-	-	-	-	-	2,051.8	2,051.8	h) Net profit (loss) for the year
180	Treasury shares (-)	-	-	-	-	-	-	-	-	-	-	
190	Non-controlling interests (+/-)	0.7	-	-	-	-	-	-	-	-	0.7	Non-controlling interests
200	Profit (loss) for the year (+/-)	2051.8	-	-	-	-	-	-	-	(2,051.8)	0	
	Total Liabilities and Shareholders' Equity	**122,613.7**	-	-	-	-	-	-	-	-	**122,613.7**	**Total Liabilities and Shareholders' Equity**

BANCA MONTE DEI PASCHI DI SIENA

Disclosure of Independent auditors’ fees

Pursuant to the provisions of art. 149-duodecies of the Consob Issuers’ Regulations, the table below provides information on the fees paid to the Independent Auditors PricewaterhouseCoopers SpA and to the companies belonging to the same network for the services detailed below:

31 12 2024
Type of services	PricewaterhouseCoopers S.p.a.	PwC network	Total
Auditing	1,221	176	1,397
Other attestation services	952	24	976
Total	2,173	200	2,373

Amounts are exclusive of V.A.T., ancillary expenses and CONSOB contribution.

2024 Financial Statement - Annexes

PENSION FUNDS – Defined benefit pension funds without plan assets

Obligation for “Supplementary Pension Fund for personnel of former Provveditori”

Accounting statemet as at 31 12 2024	(in units of Eur)
Opening balance as at 01 01 2024	1,893,927
Increases	291,242
- provisions for the year	68,356
- Other	222,886
Decreases	264,301
- Benefit paid	264,301
- Other	-
Closing balance as at 31 12 2024	1,920,868

“Supplementary Pension Fund for personnel of former Credito Lombardo”

Accounting statemet as at 31 12 2024	(in units of Eur)
Opening balance as at 01 01 2024	1,486,738
Increases	42,997
- provisions for the year	41,718
- Other	1,279
Decreases	195,855
- Benefit paid	195,855
- Other	4,233
Closing balance as at 31 12 2024	1,333,880

Separate Annual report of Banca Monte dei Paschi di Siena

Report on operations

For more information on aspects not examined in this Report, please refer to the disclosure provided in the Consolidated Report on Operations

2024 ANNUAL REPORT - Report on operations

Results in brief

Below are the main figures of the income statement and balance sheet of Banca Monte dei Paschi di Siena as at 31 December 2024, calculated on the basis of the reclassified financial statements, the methods of which are illustrated in the section “Income statement and balance sheet reclassification principles” of this Report. The analytical details of the reclassifications made with respect to the required format, pursuant to the Bank of Italy Circular 262, are provided, with separate statements included in the annexes, also in compliance with the requirements of Consob with Communication no. 6064293 of 28 July 2006.

INCOME STATEMENT AND BALANCE SHEET FIGURES
MONTE DEI PASCHI DI SIENA BANK
INCOME STATEMENT FIGURES (EUR mln)	31 12 2024	31 12 2023	Chg.
Net interest income	2,178.8	2,096.2	3.9%
Net fee and commission income	1,431.2	1,288.5	11.1%
Other income from banking business	186.1	202.6	-8.1%
Other operating income and expenses	14.1	21.2	-33.4%
Total Revenues	3,810.3	3,608.5	5.6%
Operating expenses	(1,781.7)	(1,755.2)	1.5%
Cost of customer credit	(361.4)	(393.7)	-8.2%
Other value adjustments	(6.5)	(3.1)	n.m.
Net operating income (loss)	1,660.6	1,456.5	14.0%
Non-operating items	(261.2)	196.7	n.m.
Net profit (loss) for the year	1,922.9	2,021.5	-4.9%

BALANCE SHEET FIGURES AND INDICATORS (EUR mln)	31 12 2024	31 12 2023	Chg.
Total assets	122,046.6	121,890.2	0.1%
Loans to customers	77,537.6	77,088.1	0.6%
Direct funding	89,872.7	86,722.8	3.6%
Indirect funding	95,211.6	89,719.0	6.1%
of which: assets under management	54,074.5	51,62.8	4.7%
of which: assets under custody	41,137.1	38,090.2	8.0%
Net equity	11,284.6	9,641.7	17.0%

OPERATING STRUCTURE	31 12 2024	31 12 2023	Chg.
Total headcount - end of period	16,291	16,180	111
Number of branches in Italy	1,312	1,362	(50)

BANCA MONTE DEI PASCHI DI SIENA

ALTERNATIVE PERFORMANCE MEASURES
MONTE DEI PASCHI DI SIENA BANK
PROFITABILITY RATIOS (%)	31 12 2024	31 12 2023	Chg.
Cost/Income ratio	46.8	48.6	-1.8
ROE (on average equity)	18.4	23.6	-5.2
Return on Assets (RoA) ratio	1.6	1.7	-0.1
ROTE (Return on tangible equity)	18.6	24.0	-5.4

CREDIT QUALITY RATIOS (%)	31 12 2024	31 12 2023	Chg.
Net NPE ratio	2.4	2.2	0.2
Gross NPL ratio	3.8	3.7	0.1
Rate of change of non-performing loans to customers	5.6	15.6	-10.0
Bad loans to custormers/ Loans to Customers	0.6	0.6	n.m.
Loans to customers measured at amortised cost - Stage 2/Performing loans to customers measured at amortised cost	13.2	12.7	0.5
Coverage of non-performing loans to customers	47.9	48.5	-0.6
Coverage of bad loans to customers	65.7	67.4	-1.7
Provisioning	0.47	0.51	-0.04
Texas Ratio	27.7	30.4	-2.7

Cost/Income ratio: ratio between Operating expenses (Administrative expenses and Net value adjustments to property, plant and equipment and intangible assets) and Total revenues (for the composition of this aggregate, see the reclassified income statement).

Return On Equity (ROE): ratio between the Net profit (loss) for the year and the average between the shareholders’ equity (including Profit and Valuation Reserves) at the end of year and the shareholders’ equity at the end of the previous year.

Return On Assets (ROA): ratio between the Net profit (loss) for the year and Total assets at the end of the year.

Return On Tangible Equity (ROTE): ratio between the Net profit (loss) for the year and the average between the tangible shareholders’ equity1 at the end of year and that at the end of the previous year.

Net NPE Ratio: ratio between net non-performing exposures to customers and total net exposures to customers, both net of assets under disposal (excluding government securities).

Gross NPE Ratio:2 gross impact of non-performing loans (NPLs) calculated as the ratio between3 Gross non-performing loans to customers and banks, net of disposal groups, and total Gross loans to customers and banks, net of disposal groups.

Rate of change in non-performing loans to customers: represents the annual rate of growth in Gross non-performing loans to customers based on the difference between annual balances.

Coverage of non-performing loans to customers and coverage of non-performing loans to customers: coverage ratio on Non-performing loans and Non-performing loans to customers is calculated as the ratio between the relative loss provisions and the corresponding gross exposures.

Provisioning: ratio between the cost of customer credit and the sum of loans to customers and the value of securities deriving from transfer/securitisation of non-performing loans.

Texas Ratio: ratio between Gross non-performing loans to customers and the sum, in the denominator, of the relative loss provisions and tangible shareholders’ equity.

1	Book value of the Bank shareholders’ equity inclusive of profit (loss) for the year, net of goodwill and other intangible assets.
2	EBA Risk Dashboard
3	Loans to banks include current accounts and sight deposits with banks and central banks classified as “Cash” under balance sheet assets.

2024 ANNUAL REPORT - Report on operations

REGULATORY MEASURES
MONTE DEI PASCHI DI SIENA BANK
CAPITAL RATIOS (%)	31 12 2024	31 12 2023	Chg.
Common Equity Tier 1 (CET1) ratio - phase in	17.9	17.8	0.1
Total Capital ratio - phase in	20.3	21.4	-1.1

In determining the capital ratios, the “phase-in” (or “transitional”) version represents the application of calculation rules according to the regulatory framework in force at the reporting date.

Common equity Tier 1 (CET1) ratio: ratio between Common Equity Tier 1 and total Risk-Weighted Assets.

Total capital ratio: ratio between Own Funds and total Risk-Weighted Assets.

BANCA MONTE DEI PASCHI DI SIENA

Analysis of the key economic-financial indicators of Banca Monte dei Paschi di Siena

Reclassified accounts

The balance sheet and income statement are shown below in reclassified form according to management criteria in order to provide an indication of the Bank’s general performance based on economic and financial information that can be quickly and easily determined.

A disclosure is provided below on the aggregations and main reclassifications systematically performed with respect to the financial statements established by Circular no. 262/05.

Income statement reclassification principles

●	The item “Net Interest Income” includes the balance of financial statement items 10 “Interest Income and Similar Income” and 20 “Interest Expense and Similar Charges”.

●	The item “Net fee and commission income” includes the balance of financial statement item 40 “Fee and commission income”, after deducting the cost of reimbursements to customers (EUR -1.3 mln), reported under “Other net provisions for risks and charges” and the balance of financial statement item 50 “Fee and commission expense”.

●	The item “Dividends, similar income and profit (losses) on investments” includes Item 70 of the financial statements “Dividends and similar income” net of the dividends earned on equity securities other than equity investments (EUR +5.2 mln), reclassified under item “Net profit from trading, the fair value measurement of assets/liabilities and Net gains on disposals/repurchases”.

●	The item “Net profit from trading, the fair value measurement of assets/liabilities and Net gains (losses) on disposals/ repurchases” includes the figures of items 80 “Net profit (loss) from trading”, 100 “Net gains (losses) on disposals/ repurchases”, net of the contribution of loans to customers (EUR +0.5 mln) recognised in the reclassified item “Cost of customer credit” and 110 “Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss”, net of the contribution from loans to customers (EUR -1.3 mln) and securities deriving from the transfer/ securitisation of non-performing loans (EUR +0.6 mln), recognised in the reclassified item “Cost of customer credit”. In addition, the aggregate incorporates dividends earned on equity securities other than equity investments (EUR +5.2 mln).

●	Item “Net Profit from Hedging” includes financial statement item 90 “Net Profit from Hedging”.

●	The item “Other operating income/expenses” includes the balance of item 200 “Other operating expenses/income” net of:

-	recovery of indirect taxes and duties and other expenses, which are now under the reclassified item “Other administrative expenses” (EUR 205.5 mln);

-	recovery of training expenses, reclassified as decreases in “Personnel expenses” (EUR 1.4 mln) and “Other administrative expenses” (EUR 1.2 mln).

●	The item “Personnel expenses” includes the balance of financial statement item 160a “Personnel expenses” minus charges of EUR 25.8 mln, related to early retirements or access to the Solidarity Fund, and charges of EUR 1.2 mln related to closure of the Shanghai branch, both reclassified under “Restructuring costs/one-off charges”. The aggregate also includes the recovery of training costs (EUR 1.4 mln) recognised in the financial statements under item 200 “Other operating expenses/income”.

●	The item “Other administrative expenses” includes the balance of financial statement item 160b “Other administrative expenses”, reduced by the following cost items:

-	charges, amounting to EUR 71.1 mln, introduced for banks under the single resolution fund (SRF) and deposit protection mechanisms (Deposit Guarantee Schemes, DGS), attributed to the reclassified item “Risks and charges associated to SRF, DGS and Similar Schemes”;

-	charges, amounting to EUR 2.1 mln, referring to the newly established Life Insurance Guarantee Fund under Law no. 213 of 30 December 2023;

-	DTA fee, convertible into tax credit, for an amount of EUR 61.3 mln (posted to the reclassified item “DTA fee”);

2024 ANNUAL REPORT - Report on operations

-	charges, amounting to EUR 8.3 mln, referring to branch closures - including the Shanghai branch - and other project initiatives included in the 2017 State Aid commitments, recognised under the reclassified item “Restructuring costs/ one-off charges”.

This item also includes indirect taxes and duties and other expenses recovered from customers (EUR 205.5 mln) and the recovery of training costs (EUR 1.2 mln), which are posted in the balance sheet under item 200 “Other Operating Expenses/Income”.

•	The item “Net value adjustments to property, plant and equipment and intangible assets” includes the values of the financial statement items 180 “Net Value Adjustments/recoveries on Property, Plant and Equipment” and 190 “Net Value Adjustments/recoveries on Intangible Assets”. Adjustments of EUR -0.3 mln referring to the closure of branches were separated from the aggregate, recognised under the reclassified item “Restructuring Costs/One-off Charges”.

•	The item “Cost of customer credit” includes the income statement components relating to loans to customers of items 100a “Gains / losses on disposal or repurchase of financial assets measured at amortised cost” (EUR +0.5 mln), 110b “Net profit (loss) on financial assets and liabilities mandatorily measured at fair value through profit or loss” (EUR -1.3 mln), 130a “Net impairment (losses)/reversals for credit risk on financial assets measured at amortised cost” (EUR -355.1 mln), 140 “Modification Gains/Losses” (EUR -9.9 mln) and 170a “Net provisions for risks and charges: Net provisions relative to commitments and guarantees given” (EUR +3.8 mln). The item also includes the income statement components relating to securities deriving from the transfer/securitisation of non-performing loans recognised in item 110b “Net result of other Financial assets mandatorily measured at fair value” (EUR +0.6 million).

•	The item “Net Impairment(losses)/reversals on securities and loans to bank” includes the portion relating to securities (EUR +0.1 mln) and loans to banks (EUR -6.0 mln) of item 130a “Net impairment (losses)/reversals for credit risk of financial assets measured at amortised cost” and item 130b “Net impairment (losses)/reversals for credit risk of financial assets measured at fair value through other comprehensive income” (EUR -0.6 mln).

•	The item “Other net provisions for risks and charges” includes the balance of item 170 “Net provisions for risks and charges” less the component relating to loans to customers of item 170a “commitments and guarantees given” (EUR +3.8 mln), which was reclassified to the specific item “Cost of customer credit”. The item also includes the cost for reimbursements to customers recognised as a reduction of “Fee and commission income” for EUR -1.3 mln.

•	The item “Other gains (losses) on equity investments” includes the balance of financial statement item 220 “Gains (losses) on investments”.

•	The item “Restructuring Costs/One-off Charges” includes the following amounts:

-	costs for EUR 25.8 mln relating to early retirements or access to the Solidarity Fund accounted for in financial statements item 190a “Personnel expenses”;

-	charges, amounting to EUR 9.8 mln, referring to branch closures - including the Shanghai branch - and other initiatives included in the 2017 State Aid commitments, under items 160a “Personnel expenses” (EUR -1.2 mln), 160b “Other administrative expenses” (EUR -8.3 mln) and 180 “Net value adjustments/recoveries on property, plant and equipment” (EUR -0.3 mln);

•	The item “Risks and charges associated with SRF, DGS and similar schemes” includes charges related to contributions to deposit guarantee schemes (EUR 71.1 mln) and the newly established Life Insurance Guarantee Fund (EUR 2.1 mln) under Law no. 213 of 30 December 2023, both recognised under item 160b “Other administrative expenses”.

•	The item “DTA fee” includes charges relating to the fee on DTAs that can be converted into a tax credit recognised under item 160b “Other administrative expenses”, for EUR 61.3 mln.

•	The item “Net Gains (Losses) on Property, Plant and Equipment and Intangible Assets Measured at Fair Value” includes the balance of financial statement item 230 “Net Gains (Losses) on Property, Plant and Equipment and Intangible Assets Measured at Fair Value”.

•	Item “Gains (Losses) on Disposal of Investments” includes the balance of financial statement item 250 “Gains (Losses) on Disposal of Investments”.

•	The item “Income taxes for the year” includes the balance of item 270 “Income taxes for the year from current operations”.

BANCA MONTE DEI PASCHI DI SIENA

Balance sheet reclassification principles

The following are the reclassification criteria adopted for drafting the reclassified balance sheet:

•	The asset item “Loans to Central Banks” includes the portion relating to operations with central banks of financial statement item 40 “Financial assets measured at amortised cost”.

•	The asset item “Loans to Banks” includes the portion relating to loans to banks of financial statement item 40 “Financial Assets Measured at Amortised Cost”, item 20 “Financial Assets Measured at Fair Value through Profit or Loss” and item 110 “Non-Current Assets Held for Sale and Disposal Groups”.

•	The asset item “Loans to Customers” includes the portion relating to loans to customers of financial statement item 20 “Financial Assets Measured at Fair Value through Profit or Loss”, item 40 “Financial Assets Measured at Amortised Cost” and item 110 “Non-Current Assets Held for Sale and Disposal Groups”.

•	The asset item “Securities Assets” includes the portion relating to securities of financial statement item 20 “Financial Assets Measured at Fair Value through Profit or Loss”, item 30 “Financial Assets Measured at Fair Value through Other Comprehensive Income”, item 40 “Financial Assets Measured at Amortised Cost” and item 110 “Non-Current Assets Held for Sale and Disposal Groups”.

•	The asset item “Derivatives” includes the portion relating to derivatives of financial statement items 20 “Financial Assets Measured at Fair Value through Profit or Loss” and 50 “Hedging Derivatives”.

•	The asset item “Equity Investments” includes financial statement item 70 “Equity Investments” and the portion related to investments in item 110 “Non-Current Assets Held for Sale and Disposal Groups”.

•	The asset item “Property, Plant and Equipment and Intangible Assets” includes financial statement item 80 “Property, Plant and Equipment”, item 90 “Intangible Assets” and the amounts related to property, plant and equipment and intangible assets in item 110 “Non-Current Assets Held for Sale and Disposal Groups”.

•	The asset item “Other Assets” includes financial statement item 60 “Change in Value of Macro-Hedged Financial Assets”, item 120 “Other Assets”, and the amounts in item 110 “Non-Current Assets Held for Sale and Disposal Groups” not included in the previous items.

•	The liability item “Due to Customers” includes financial statement item 10b “Financial Liabilities Measured at Amortised Cost - Due to Customers” and the component relating to customer securities of financial statement item 10c “Financial Liabilities Measured at Amortised Cost - Debt Securities Issued”.

•	The liability item “Securities Issued” includes financial statement item 10c “Financial Liabilities Measured at Amortised Cost - Debt Securities Issued”, excluding the component relating to customer securities, and item 30 “Financial Liabilities designated at Fair Value”.

•	The liability item “Due to central banks” includes the portion of item 10a “Financial liabilities measured at amortised cost - Due to banks” relating to operations with central banks;

•	The liability item “Due to banks” includes the portion of item 10a “Financial liabilities measured at amortised cost - Due to banks” relating to operations with banks (excluding central banks);

•	The liability item “On-Balance-Sheet Financial Liabilities Held for Trading” includes the portion of financial statement item 20 “Financial Liabilities Held for Trading” net of the amounts relating to derivatives for trading.

•	The liability item “Derivatives” includes financial statement item 40 “Hedging Derivatives” and the portion related to derivatives in financial statement item 20 “Financial Liabilities Held for Trading”.

•	The liability item “Provision for Specific Use” includes financial statement items 90 “Employee Severance Pay” and 100 “Provisions for Risks and Charges”.

•	The liability item “Other Liabilities” includes financial statement items 50 “Change in Value of Macro-Hedged Financial Liabilities”, 70 “Liabilities Associated with Disposal Groups” and 80 “Other Liabilities”.

•	The liability item “Shareholders’ equity” includes item 110 “Valuation reserves”, item 120 “Redeemable shares”, item 140 “Reserves”, item 160 “Share capital”, item 170 “Treasury shares” and item 180 “Profit (Loss) for the year”.

2024 ANNUAL REPORT - Report on operations

Reclassified income statement

Reclassified Income Statement			Change
MONTE DEI PASCHI DI SIENA BANK	31 12 2024	31 12 2023	Abs.	%
Net interest income	2,178.8	2,096.2	82.6	3.9%
Net fee and commission income	1,431.2	1,288.5	142.7	11.1%
Income from banking activities	3,610.0	3,384.7	225.3	6.7%
Dividends, similar income and gains (losses) on investments	53.1	137.0	(83.9)	-61.2%
Net profit (loss) from trading, the fair value measurement of assets/liabilities and Net gains (losses) on disposals/repurchases	133.9	70.2	63.7	90.7%
Net profit (loss) from hedging	(0.9)	(4.6)	3.7	-80.4%
Other operating income (expenses)	14.1	21.2	(7.1)	-33.4%
Total Revenues	3,810.3	3,608.5	201.7	5.6%
Administrative expenses:	(1,625.3)	(1,594.4)	(31.0)	1.9%
a) personnel expenses	(1,196.7)	(1,149.6)	(47.1)	4.1%
b) other administrative expenses	(428.7)	(444.8)	16.1	-3.6%
Net value adjustments to property, plant and equipment and intangible assets	(156.4)	(160.8)	4.4	-2.8%
Operating expenses	(1,781.7)	(1,755.2)	(26.5)	1.5%
Pre-Provision Operating Profit	2,028.6	1,853.4	175.2	9.5%
Cost of customer credit	(361.4)	(393.7)	32.3	-8.2%
Net impairment (losses)/reversals on securities and loans to banks	(6.5)	(3.1)	(3.4)	n.m.
Net operating income	1,660.6	1,456.5	204.1	14.0%
Net provisions for risks and charges	(66.4)	472.8	(539.2)	n.m.
Other gains (losses) on equity investments	-	(8.6)	8.6	-100.0%
Restructuring costs / One-off costs	(35.6)	(22.8)	(12.8)	56.4%
Risks and charges associated to the SRF, DGS and similar schemes	(73.2)	(129.5)	56.3	-43.5%
DTA Fee	(61.3)	(62.9)	1.7	-2.7%
Net gains (losses) on property, plant and equipment and intangible assets measured at fair value	(27.4)	(52.4)	25.0	(0.5)
Gains (losses) on disposal of investments	2.7	0.1	2.6	n.m.
Profit (Loss) for the year before tax	1,399.4	1,653.2	(253.8)	-15.4%
Tax (expense)/recovery on income from continuing operations	523.5	368.3	155.2	42.1%
Net profit (loss) for the year including non-controlling interests	1,922.9	2,021.5	(98.6)	-4.9%

BANCA MONTE DEI PASCHI DI SIENA

Revenue trends

As at 31 December 2024, the Bank achieved total Revenues of EUR 3,810 mln, up 5.6% compared to the previous year.

This trend is due to the growth in the Primary Net Interest, which increased both on the Net Interest Income (+3.9%) and on Net Fee and Commission income (+11.1%), whereas Other income from banking business decreased (-8.1%).

Net Interest Income as at 31 December 2024 amounted to EUR 2,179 mln, a +3.9% (EUR +82.6 mln) compared to 2023. The growth was mainly driven by the higher contribution from relations with central banks, hedging derivatives and the securities portfolio. In particular, in relations with central banks, a net benefit of EUR 118 mln was recognised as at 31 December 2024, compared to the net cost of EUR 89 mln for 2023. This performance reflects, among other things, the change in the net position vis-à-vis the ECB from an average debit balance of EUR 2.1 bn in 2023 to an average credit balance of EUR 4.3 bn in 2024, thanks to the optimisation of the total cost of funding. This positive trend more than offset the higher cost of bond issues – mainly caused by renewed recourse to the institutional market – and the higher borrowing rates recorded in transactions with customers, especially in the first half of 2024.

			Chg. Y/Y
Items	31 12 2024	31 12 2023	Abs.	%
Loans to customers measured at amortised cost	2,068.2	2,366.2	(298.0)	-12.6%
Loans to Banks measured at amortised cost	(36.8)	(76.0)	39.2	-51.6%
Loans to Central Banks	117.8	(89.2)	207.0	n.m.
Government securities and other non-bank issuers at amortised cost	283.3	217.4	65.9	30.3%
Securiries issued	(472.9)	(382.4)	(90.5)	23.7%
Hedging derivatives	(0.4)	(98.9)	98.5	-99.6%
Trading portfolios	58.7	40.4	18.3	45.3%
Portfolios measured at fair value	7.5	7.2	0.3	4.2%
Net interest income	2,178.8	2,096.2	82.6	3.9%
of which: interest income on impaired financial assets	101.8	82.6	19.2	23.2%

Net fee and commission income at 31 December 2024 amounted to EUR 1,431 mln, showing significant year-on-year growth (+11.1%), as a consequence of the positive trends in operating/brokerage and advisory activities (+19.3%; EUR +111.5 mln) and commercial banking activities (+4.4%; EUR +31.2 mln). In detail, in the first commissions area, the contribution of distribution and portfolio management increased (+31.9%; EUR +102.2 mln) and insurance products (+8.2%; EUR +14.5 mln). In the commercial banking area, there was a particularly positive contribution from commission income on guarantees (EUR +29.0 mln), other net fee and commission income (EUR +14.9 mln) and commission income on loans (EUR +7.5 mln), which were partly offset by lower commission income on current accounts (EUR -15.0 mln) in relation to the Bank’s reduction of account maintenance costs applied to customers and on ATM and credit card services (EUR -10.3 mln).

2024 ANNUAL REPORT - Report on operations

			Chg. Y/Y
Service/value	31 12 2024	31 12 2023	Abs.	%
Loans	250.0	242.5	7.5	3.1%
Current accounts	212.2	227.2	(15.0)	-6.6%
Payment services	129.3	123.8	5.5	4.4%
Debit and credit cards	73.3	83.6	(10.3)	-12.3%
Guarantees issued and received	31.2	2.2	29.0	n.m.
Other net fees	46.2	31.3	14.9	47.6%
Commercial banking activities	742.0	710.8	31.2	4.4%
Distribution and management portfolio	422.5	320.3	102.2	31.9%
Distribution of insurance product	191.9	177.4	14.5	8.2%
Placement of currency and securities	62.5	67.2	(4.7)	-7.0%
Other management and advisory fees and commissions	12.2	12.8	(0.6)	-4.7%
Fees from mangement and advisory activities	689.2	577.7	111.5	19.3%
Net fees and commiccion income	1,431.2	1,288.5	142.7	11.1%

Dividends, similar income and gains (losses) on equity investments amounted to EUR 53 mln, down by EUR 137 mln compared to 2023, mainly relating to the reduced contribution of the insurance companies.

Net profit (loss) from trading, fair-value measurement of assets/liabilities and gains on disposals/repurchases at 31 December 2024 amounted to EUR 134 mln, an increase of EUR 64 mln compared to the previous year’s figures. The analysis of the main aggregates shows the following:

•	Net profit (loss) from trading was EUR 133 mln, compared to the EUR +61 mln profit recorded in the previous year. The growth is mainly attributable to the contribution of business volumes deriving from the management of transactions with institutional customers and corporate customers, market making activities and a favourable market context.

•	Net gain (loss) from other assets/liabilities designated at fair value (offset through profit or loss) of EUR +10 mln, compared to EUR -4 mln in 2023.

•	The gains (losses) from disposal/repurchase (excluding loans to customers at amortised cost) were negative at EUR -9 mln, compared to EUR +13 mln in 2023, mainly due to the restructuring of the investment portfolio in support of net interest income.

BANCA MONTE DEI PASCHI DI SIENA

			Chg. Y/Y
Items	31 12 2024	31 12 2023	Abs.	%
Financial assets held for trading	82.1	176.9	(94.8)	n.m
Financial liabilities held for trading	(0.3)	(65.9)	65.6	n.m
Exchange rate effects	10.0	(7.2)	17.2	n.m.
Derivatives	41.2	(43.1)	84.3	n.m.
Trading results	133.0	60.7	72.3	n.m.
Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss	10.0	(3.7)	13.7	n.m.
Disposal / repurchase (excluding loans to customers measured at amortised cost)	(9.1)	13.3	(22.4)	n.m.
Net profit (loss) from trading, the fair value measurement of assets/liabilities and Net gains (losses) on disposals/ repurchases	133.9	70.2	63.7	90.8%

The following items are also included in Revenues:

•	Net profit (loss) from hedging was EUR -1 mln, compared to EUR -5 mln the previous year.

•	Other operating income/expenses amounted to EUR 14 million (compared to the EUR +21 mln in the same period last year).

2024 ANNUAL REPORT - Report on operations

Operating costs: operating expenses

At 31 December 2024, Operating expenses were EUR 1,782 mln, an increase compared to 31 December 2023 (+1.5%) due to the impact on Personnel expenses of the renewal of the National Collective Labour Agreement, partially offset by the continued optimisation of Other administrative expenses (-3.6% compared to 2023). A closer look at the individual aggregates reveals the following:

•	Administrative expenses amounted to EUR 1,625 mln, up compared to 31 December 2023 (+1.9%). A breakdown of the aggregate shows:

-	Personnel Expenses, which amounted to EUR 1,197 mln, are higher than those recorded in the corresponding period of the previous year (+4.1%), as a consequence of the increased costs resulting from the renewal of the National Collective Labour Agreement in November 2023;

-	Other administrative expenses, amounting to EUR 429 million, were down compared to 31 December 2023 (-3.6%), due in part to the implementation of a rigorous expenditure management process and the focus on cost optimisation.

•	Net value adjustments to property, plant and equipment and intangible assets totalled EUR 156 mln at 31 December 2024, down compared to 31 December 2023 (-2.8%).

			Chg. Y/Y
Type of transaction	31 12 2024	31 12 2023	Abs.	%
Wages and salaries	(860.0)	(828.8)	(31.2)	3.8%
Social-welfare charges	(232.3)	(226.0)	(6.3)	2.8%
Other personnel expenses	(104.4)	(94.8)	(9.6)	10.1%
Personnel expenses	(1,196.7)	(1,149.6)	(47.1)	4.1%
Taxes	(208.1)	(195.4)	(12.7)	6.5%
Furnishing, real estate and security expenses	(72.5)	(85.0)	12.5	-14.7%
General operating expenses	(156.7)	(159.9)	3.2	-2.0%
Information technology expenses	(108.4)	(98.1)	(10.3)	10.5%
Legal and professional expenses	(59.7)	(58.1)	(1.6)	2.8%
Indirect personnel costs	(4.8)	(4.6)	(0.2)	4.3%
Insurance	(15.3)	(16.0)	0.7	-4.4%
Advertising, sponsorship and promotions	(1.0)	(1.2)	0.2	-16.7%
Other	(8.7)	(10.0)	1.3	-12.8%
Expenses recovery	206.6	183.6	23.0	12.5%
Other administrative expenses	(428.7)	(444.8)	16.1	-3.6%
Property, plant and equipment	(95.2)	(99.9)	4.7	-4.7%
Intangible assets	(61.2)	(60.9)	(0.3)	0.5%
Net value adjustments to property, plant and equipment and intangible assets	(156.4)	(160.8)	4.4	-2.8%
Operating expenses	(1,781.7)	(1,755.2)	(26.5)	1.5%

As a result of these factors, the Bank’s Gross operating income totalled EUR 2,029 mln (EUR 1,853 mln at 31 December 2023).

BANCA MONTE DEI PASCHI DI SIENA

Cost of customer credit

At 31 December 2024, the Bank recognised a Cost of customer credit equal to EUR 361 mln, down compared to EUR 394 mln of the previous year.

As at 31 December 2024, the ratio between the Cost of customer credit and the sum of Loans to customers and the value of securities deriving from transfer/securitisation transactions of non-performing loans expresses a Provisioning Rate of 47 bps (51 bps at 31 December 2023).

			Chg. Y/Y
Items	31 12 2024	31 12 2023	Abs.	%
Loans to customers measured at amortised cost	(354.5)	(371.6)	17.1	-4.6%
Modification gains/(losses)	(9.9)	(6.8)	(3.1)	45.6%
Gains/(losses) on disposal/repurchase of loans to customers measured at amortised cost	0.5	0.2	0.4	n.m.
Net change of Loans to customers mandatorily measured at fair value	(1.3)	(0.5)	(0.8)	n.m.
Net provisions for risks and charges on commitments and guarantees issued	3.8	(15.0)	18.8	n.m.
Cost of customer credit	(361.4)	(393.7)	32.4	-8.2%

The Bank’s Net operating income at 31 December 2024 was positive at approximately EUR 1,661 mln, compared to positive EUR 1,457 mln in the previous year.

Non-operating income, tax and net profit (loss) for the year

Net profit (loss) for the year included the following items:

•	Other net provisions for risks and charges amounted to EUR -66 mln at 31 December 2024, compared to net releases of EUR 473 mln recognised in the previous year (almost entirely due to the improved litigation risk profile compared to previous years’ financial disclosures as a result of the positive judgments issued in the last quarter of 2023).

•	Gains (losses) on investments were nil in 2024, compared to a loss of EUR -9 mln in 2023.

•	Restructuring costs/One-off costs amounted to EUR -36 mln, compared to the contribution of EUR -23 mln in 2023; include, in particular, the effect of discounting expenses relating to redundancies or access to the Solidarity Fund.

•	Risks and charges associated to SRF, DGS and Similar Schemes amounted to EUR -73 mln at 31 December 2024, of which EUR -71 mln referred to the 2024 contribution to the deposit guarantee scheme (DGS) and EUR -2 mln referred to the estimated contribution to the newly established Life Insurance Guarantee Fund. In 2023, a contribution of EUR -59 mln was also recorded for the Single Resolution Fund (SRF), not payable in the current year.

•	The DTA fee amounted to EUR -61 mln at 31 December 2024 (EUR -63 mln at 31 December 2023). This amount, determined according to the criteria set forth in Italian Law Decree 59/2016 converted into Italian Law no. 119 of 30 June 2016, represents the fee as at 31 December 2023 on DTA (Deferred Tax Assets) that can be converted into a tax credit.

•	Net gains (losses) on property, plant and equipment and intangible assets measured at fair value were equal to EUR -27 mln at 31 December 2024, as a result of the update to property valuations, compared to the loss of EUR -52 mln recorded in 2023.

•	Gains (losses) on disposal of investments for an amount of EUR +3 mln at 31 December 2024; the previous year’s result was essentially nil.

As a result of these trends, the Bank’s Profit (loss) for the year before tax amounted to EUR 1,399 mln, compared to the pre-tax profit of EUR 1,653 mln recorded in 2023 (which had benefited from the net releases in the item Provisions for risks and charges described above).

2024 ANNUAL REPORT - Report on operations

Income tax for the year recorded a positive contribution of EUR 524 mln (EUR 368 mln at 31 December 2023), mainly attributable to the revaluation of DTAs after the Group’s income projections carried out based on the new 2024-2028 Business Plan, net of tax relating to profit for the year.

As a consequence of these trends, Monte dei Paschi di Siena recorded a Profit of EUR 1,923 mln for the year ending 31 December 2024, which compares to a profit of EUR 2,022 mln recorded in 2023 (which had benefited from the net releases in Provisions for risks and charges described above).

BANCA MONTE DEI PASCHI DI SIENA

Reclassified balance sheet

Reclassified Balance Sheet			Chg
Attività	31 12 2024	31 12 2023	Abs.	%
Cash and cash equivalents	12,976.6	13,008.0	(31.4)	-0.2%
Loans to central banks	560.8	519.3	41.5	8.0%
Loans to banks	2,485.1	3,020.8	(535.7)	-17.7%
Loans to customers	77,537.6	77,088.1	449.5	0.6%
Securities assets	17,387.2	17,249.0	138.2	0.8%
Derivatives	2,418.4	2,785.4	(367.0)	-13.2%
Equity investments	662.1	764.9	(102.8)	-13.4%
Property, plant and equipment/Intangible assets	2,177.5	2,372.5	(195.0)	-8.2%
Tax assets	2,525.5	2,140.0	385.5	18.0%
Other assets	3,315.8	2,942.2	373.6	12.7%
Total assets	122,046.6	121,890.2	156.4	0.1%

			Chg
Liabilities	31 12 2024	31 12 2023	Abs.	%
Direct funding	89,872.7	86,722.8	3,149.9	3.6%
a) Due to customers	79,950.2	76,621.8	3,328.4	4.3%
b) Securities issued	9,922.5	10,101.0	(178.5)	-1.8%
Due to central banks	8,510.9	13,148.2	(4,637.3)	-35.3%
Due to banks	5,322.1	4,942.3	379.8	7.7%
On-balance-sheet financial liabilities held for trading	1,618.0	1,823.2	(205.2)	-11.3%
Derivatives	1,380.8	1,403.6	(22.8)	-1.6%
Provisions for specific use	989.1	1,034.2	(45.1)	-4.4%
a) Provision for staff severance indemnities	69.3	68.9	0.4	0.6%
b) Provision related to guarantees and other commitments given	149.6	153.5	(3.9)	-2.5%
c) Pension and other post-retirement benefit obligations	3.3	3.4	(0.1)	-2.9%
d) Other provisions	766.9	808.4	(41.5)	-5.1%
Other liabilities	3,068.4	3,174.2	(105.8)	-3.3%
Net equity	11,284.6	9,641.7	1,642.9	17.0%
a) Valuation reserves	52.6	20.1	32.5	n.m.
d) Reserves	1,855.6	146.6	1,709.0	n.m.
f) Share capital	7,453.5	7,453.5	-	-
h) Net profit (loss) for the year	1,922.9	2,021.5	(98.6)	-4.9%
Total Liabilities and Shareholders' Equity	122,046.6	121,890.2	156.4	0.1%

2024 ANNUAL REPORT - Report on operations

Customer funding

At 31 December 2023, the Bank’s Total funding amounted to around EUR 185.1 bn, up by EUR 8.6 bn compared to 31 December 2023, both in Direct funding (EUR +3.1 bn) and Indirect funding (EUR +5.5 bn).

			Chg Y/Y
Customer Funding	31 12 2024	31 12 2023	Abs.	%
Direct funding	89,872.7	86,722.8	3,149.9	3.6%
Indirect funding	95,211.6	89,719.0	5,492.6	6.1%
Total funding	185,084.3	176,441.8	8,642.5	4.9%

More specifically, volumes of Direct funding, which came to EUR 89.9 bn, posted an increase of EUR 3.1 bn compared to the value at the end of December 2023, thanks to an increase in Current accounts (EUR +1.7 bn), Term deposits (EUR +1.4 bn) and Repurchase Agreements (EUR +0.2 bn). Bond, on the other hand, were slightly down (-0.2 billion euro), while other forms of direct funding were essentially unchanged.

Direct funding			Chg. Y/Y
Type of transaction	31 12 2024	31 12 2023	Abs.	%
Current accounts	63,933.3	62,198.8	1,734.5	2.8%
Time deposits	5,336.1	3,942.7	1,393.4	35.3%
Reverse repurchase agreements	6,800.1	6,565.1	235.0	n.m.
Bonds	9,922.5	10,101.0	(178.5)	-1.8%
Other types of direct funding	3,880.7	3,915.2	(34.5)	-0.9%
Total	89,872.7	86,722.8	3,149.9	3.6%

Indirect funding amounted to EUR 95.2 bn at the end of December, an increase of EUR 5.5 bn compared to 31 December 2023, due to both the growth in assets under management (EUR +2.4 bn), mainly linked to a positive market effect, and the increase in assets under administration (EUR +3.0 bn).

			Chg. Y/Y
Indirect Funding	31 12 2024	31 12 2023	Abs.	%
Assets under management	54,074.5	51,628.8	2,445.7	4.7%
Funds	25,545.6	23,177.3	2,368.3	10.2%
Individual Portfolio under Management	4,989.9	4,679.7	310.2	6.6%
Bancassurance	23,539.1	23,771.8	-232.7	-1.0%
Assets under custody	41,137.1	38,090.2	3,046.9	8.0%
Government securities	18,577.8	16,906.1	1,671.7	9.9%
Others	22,559.3	21,184.1	1,375.2	6.5%
Total funding	95,211.6	89,719.0	5,492.6	6.1%

BANCA MONTE DEI PASCHI DI SIENA

Loans to customers

At 31 December 2024, the Bank’s Loans to Customers amounted to EUR 77.5 bn, slightly up from the end of December 2023 (EUR +0.4 bn). The increase in repurchase agreements (EUR +0.8 bn) and the increase in other loans (EUR +0.7 bn) were in fact only partly offset by the decline of mortgages (EUR -1.0 bn, penalised by the slowdown in demand, particularly recorded in the first half of the year, and the selective approach of the Group) and on current accounts (EUR -0.1 bn).

Loans to customers			Change Y/Y
Type of transaction	31 12 2024	31 12 2023	Abs.	%
Current accounts	2,631.1	2,721.1	(90.0)	-3.3%
Mortgages	49,604.6	50,635.3	(1,030.7)	-2.0%
Other forms of lending	16,411.4	15,759.7	651.7	4.1%
Repurchase agreements	7,035.2	6,230.0	805.2	12.9%
Non performing loans	1,855.3	1,742.0	113.3	6.5%
Total	77,537.6	77,088.1	449.5	0.6%
Stage 1	65,537.1	65,673.9	(136.8)	-0.2%
Stage 2	10,003.1	9,550.1	453.0	4.7%
Stage 3	1,851.9	1,738.1	113.8	6.5%
Purchased or originated credit impaired financial assets	2.2	2.8	(0.6)	-21.4%
Performing loans measured at fair value	141.2	121.1	20.1	16.6%
Non-performing loans measured at fair value	2.1	2.1	(0.0)	0.0%

	31 12 2024			31 12 2023			Change Y/Y
Loans to customers measured at amortised cost	Stage 1	Stage 2	Total loans to customers measured at amortised cost	Stage 1	Stage 2	Total loans to customers measured at amortised cost	Stage 1	Stage 2
Gross exposure	65,647.7	10,350.7	79,551.4	65,778.1	9,916.8	79,071.9
Adjustments	110.6	347.6	2,157.1	104.2	366.7	2,107.0
Net exposure	65,537.1	10,003.1	77,394.3	65,673.9	9,550.1	76,964.9
Coverage ratio	0.2%	3.4%	2.7%	0.2%	3.7%	2.7%	0.0%	-0.3%
% on Loans to customers measured at amortised cost	84.7%	12.9%	100.0%	85.3%	12.4%	100.0%	-0.6%	0.5%

2024 ANNUAL REPORT - Report on operations

Non-performing exposures of loans to customers

The Bank’s Total non-performing loans to customers at 31 December 2024 amounted to EUR 3.6 bn in terms of gross exposure, up slightly compared to 31 December 2023 (EUR +0.2 bn). In particular:

•	the gross exposure in terms of bad loans, amounting to EUR 1.2 bn, was essentially slightly down compared to 31 December 2023 (EUR 1.3 bn);

•	the gross Unlikely to pay exposure, amounting to EUR 2.2 bn, was up slightly compared to 31 December 2023 (EUR 2.0 bn);

•	the gross non-performing past-due loan exposure amounted to EUR 89.3 ml, down from EUR 119.8 mln as at 31 December 2023.

At 31 December 2024, the Bank’s net exposure in terms of Non-performing Loans to Customers was EUR 1.9 bn, slightly up compared to the figure as at 31 December 2023 (amounting to EUR 1.7 bn).

					Total
				Non-performing	Non-performing
			Unlikely to	Past due	loans to	Perfoming
Loans to customers		Bad loans	pay	Loans	customers	loams	Total
	Gross exposure	1,242.2	2,229.3	89.3	3,560.8	76,140.5	79,701.3
	Adjustments	815.6	865.1	24.8	1,705.5	458.2	2,163.7
31 12 2024	Net exposure	426.6	1,364.2	64.5	1,855.3	75,682.3	77,537.6
	Coverage ratio	65.7	38.8%	27.8%	47.9%	0.6%	2.7%
	% on Loans to customers	0.6	1.8%	0.1%	2.4%	97.6%	100.0%

	Gross exposure	1,302.9	1,961.9	119.8	3,384.6	75,817.0	79,201.6
	Adjustments	878.6	737.5	26.5	1,642.6	470.9	2,113.5
31 12 2023	Net exposure	424.3	1,224.4	93.3	1,742.0	75,346.1	77,088.1
	Coverage ratio	67.4	37.6%	22.1%	48.5%	0.6%	2.7%
	% on Loans to customers	0.6	1.6%	0.1%	2.3%	97.7%	100.0%

BANCA MONTE DEI PASCHI DI SIENA

Capital adequacy

Regulatory capital and statutory requirements

			Chg. 31 12 2023
Categories / Values	31 12 2024	31 12 2023	Abs.	%
OWN FUNDS
Common Equity Tier 1 (CET1)	8,541.7	8,439.5	102.2	1.21%
Tier 1 (T1)	8,541.7	8,439.5	102.2	1.21%
Tier 2 (T2)	1,111.1	1,679.4	(568.3)	-33.84%
Total capital (TC)	9,652.8	10,118.9	(466.1)	-4.61%
RISK-WEIGHTED ASSETS
Credit and Counterparty Risk	36,075.8	35,493.2	582.6	1.64%
Credit valuation adjustment risk	261.6	398.2	(136.6)	-34.30%
Market risks	1,840.2	2,121.1	(280.9)	-13.24%
Operational risk	9,445.7	9,391.2	54.5	0.58%
Total risk-weighted assets	47,623.3	47,403.7	219.6	0.46%
CAPITAL RATIOS
CET1 capital ratio	17.94%	17.80%	0.14%
Tier1 capital ratio	17.94%	17.80%	0.14%
Total capital ratio	20.27%	21.35%	-1.08%	-

2024 ANNUAL REPORT - Report on operations

Prospects and outlook on operations

Please refer to the corresponding section of the Consolidated Report on Operations, the contents of which are also valid for the Bank.

Separate Annual report

Separate Financial statements

BANCA MONTE DEI PASCHI DI SIENA

Balance Sheet

(euro)

Assets		31 12 2024	31 12 2023
10.	Cash and cash equivalents	12,976,582,464	13,007,988,916
20.	Financial assets measured at fair value through profit or loss	6,576,882,795	6,300,041,534
	a) financial assets held for trading	6,123,391,603	5,933,941,697
	c) other financial assets mandatorily measured at fair value	453,491,192	366,099,837
30.	Financial assets measured at fair value through other comprehensive income	2,337,360,237	2,451,954,593
40.	Financial assets measured at amortised cost	91,415,420,995	91,248,148,670
	a) Loans to banks	3,783,551,145	4,221,984,363
	b) Loans to customers	87,631,869,849	87,026,164,307
50.	Hedging derivatives	59,383,967	662,012,003
60.	Change in value macro-hedged financial assets (+/-)	(373,500,290)	(509,161,267)
70.	Equity investments	662,090,150	764,873,213
80.	Property, plant and equipment	2,042,944,695	2,140,537,678
90.	Intangible assets	134,585,495	156,248,000
100.	Tax assets	2,525,462,564	2,140,027,418
	a) current	102,190,557	308,367,948
	b) deferred	2,423,272,007	1,831,659,470
110.	Non-current assets held for sale and disposal groups	107,528,542	76,231,919
120.	Other assets	3,581,835,181	3,451,279,157
	Total assets	122,046,576,795	121,890,181,834

2024 ANNUAL REPORT - Separate Financial statements

continues: Balance Sheet

(euro)

Total Liabilities and Shareholders' Equity		31 12 2024	31 12 2023
10.	Financial liabilities measured at amortised cost	103,586,021,710	104,702,026,311
	a) due to banks	13,832,982,610	18,090,517,037
	b) due to customers	79,445,143,205	76,485,490,449
	c) debts securities issued	10,307,895,895	10,126,018,825
20.	Financial liabilities held for trading	2,652,477,543	2,905,740,318
30.	Financial liabilities designated at fair value	119,670,368	111,325,216
40.	Hedging derivatives	346,336,703	321,090,184
50.	Change in value of macro-hedged financial liabilities (+/-)	(691,978)	(16,080,698)
60.	Tax liabilities	-	4,486
	a) current	-	4,486
80.	Other liabilities	3,069,168,186	3,190,195,976
90.	Provision for employees severance pay	69,329,924	68,936,172
100.	Provisions for risks and charges:	919,803,842	965,286,162
	a) financial guarantees and other commitments	149,621,531	153,459,660
	b) post-employment benefits	3,254,748	3,380,665
	c) other provisions	766,927,563	808,445,837
110.	Valuation reserves	52,554,625	20,069,492
140.	Reserves	1,855,556,842	146,612,410
160.	Share capital	7,453,450,788	7,453,450,788
180.	Profit (loss) (+/-) for the year	1,922,898,242	2,021,525,017
	Total Liabilities and Shareholders' Equity	122,046,576,795	121,890,181,834

BANCA MONTE DEI PASCHI DI SIENA

Income statement

(euro)

Items		31 12 2024	31 12 2023
10.	Interest income and similar revenues	4,648,861,773	4,308,263,936
	of which interest income calculated applying the effective interest rate method	3,841,065,127	3,616,814,053
20.	Interest expense and similar charges	(2,470,139,787)	(2,212,246,492)
30.	Net interest income	2,178,721,986	2,096,017,444
40.	Fee and commission income	1,595,447,706	1,463,121,889
50.	Fee and commission expense	(165,546,650)	(170,866,745)
60.	Net fee and commission income	1,429,901,056	1,292,255,144
70.	Dividends and similar income	58,322,891	143,017,534
80.	Net profit (loss) from trading	127,843,785	54,690,743
90.	Net profit (loss) from hedging	(930,858)	(4,611,335)
100.	Gains/(losses) on disposal/repurchase of:	(8,571,316)	13,414,927
	a) financial assets measured at amortised cost	(7,677,200)	12,558,017
	b) Financial assets measured at fair value through other comprehensive income	(269,535)	1,034,167
	c) financial liabilities	(624,581)	(177,257)
110.	Net profit (loss) form financial assets and liabilities measured at fair value through profit or loss	9,317,627	5,752,982
	a) financial assets and liabilities measured at fair value	1,520,708	(3,121,464)
	b) other financial assets mandatorily at fair value through profit or loss	7,796,919	8,874,446
120.	Net interest and other banking income	3,794,605,171	3,600,537,439
130.	Net impairment (losses)/reversals on	(361,646,878)	(384,673,036)
	a) financial assets measured at amortised cost	(360,983,934)	(385,255,508)
	b) financial assets measured at fair value through other comprehensive income	(662,944)	582,472
140.	Modification gains/(losses)	(9,913,667)	(6,780,660)
150.	Net income from banking activities	3,423,044,626	3,209,083,743
160.	Administrative expenses:	(2,003,078,660)	(1,997,309,777)
	a) personnel expenses	(1,225,092,407)	(1,161,955,752)
	b) other administrative expenses	(777,986,253)	(835,354,025)
170.	Net provision for risks and charges:	(61,283,145)	454,223,439
	a) commitments and guarantees issued	3,838,128	(14,984,156)
	b) other net provisions	(65,121,273)	469,207,595
180.	Net adjustments to/recoveries on property, plant and equipment	(95,495,681)	(99,928,082)
190.	Net adjustments to/recoveries on intangible assets	(61,227,821)	(60,907,428)
200.	Other operating expenses/income	222,089,389	208,958,040
210.	Operating expenses	(1,998,995,918)	(1,494,963,808)
220.	Gains (losses) on investments	(3,707)	(8,577,666)
230.	Valuation differences on property,plant and equipment and intangible assets measured at fair value	(27,365,504)	(52,360,666)
250.	Gains (losses) on disposal of investments	2,669,724	76,907

 2024 ANNUAL REPORT - Separate Financial statements

(euro)

Items		31 12 2024	31 12 2023
260.	Profit (loss) before tax from continuing operations	1,399,349,221	1,653,258,510
270.	Tax (expense)/recovery on income from continuing operations	523,549,021	368,266,507
280.	Profit (loss) after tax from continuing operations	1,922,898,242	2,021,525,017
300.	Profit (loss) for the year	1,922,898,242	2,021,525,017

BANCA MONTE DEI PASCHI DI SIENA

Statement of comprehensive income

(euro)

Items		31 12 2024	31 12 2023
10.	Profit (loss) for the year	1,922,898,242	2,021,525,017
	Other comprehensive income after tax not recycled to profit or loss	(5,740,806)	(23,832,195)
20.	Equity instruments measured at fair value through other comprehensive income	(55,582)	(3,257,114)
30.	Financial liabilities designated at fair value through profit or loss (change in the entity’s own credit risk)	(3,444,577)	(2,760,578)
50.	Property, plant and equipment	(10,709,565)	(19,842,746)
70.	Defined benefit plans	489,769	4,443,509
80.	Non-current assets held for sale and disposal groups	7,979,149	(2,415,266)
	Other comprehensive income after tax recycled to profit or loss	38,225,939	69,512,031
110.	Exchange differences	1,410,533	(1,024,812)
120.	Cash flow hedges	6,522,324	(5,060,959)
140.	Financial assets (other than equity securities) measured at fair value through other comprehensive income	30,293,082	75,597,802
170.	Total other comprehensive income after tax	32,485,133	45,679,836
180.	Total comprehensive income (Item 10+170)	1,955,383,375	2,067,204,853

2024 ANNUAL REPORT - Separate Financial statements

Statement of changes in equity - 2024

(euro)

				Allocation of profit		Change during the year
				from prior year			Shareholders’equity transactions
	Balance as at 31 12 2023	Change in opening balances	Balance as at 01 01 2024	Reserves	Diviedends and other payout	Change in Reserves\	Issue of new shares	Purchase of treasury shares	Extraordinary distribution of dividends	Change in equity instruments	Treasury share derivatives	Stock options	Change in equity Investments	Total comprehensive income as at 31 12 2024	Total equity as at 31 12 2024
Share capital	7,453,450,788	-	7,453,450,788	-	-	-	-	-	-	-	-	-	-	-	7,453,450,788
a) ordinary shares	7,453,450,788	-	7,453,450,788	-	-	-	-	-	-	-	-	-	-	-	7,453,450,788
b) other ahares	-	-	-	-	-		-	-	-	-	-	-	-	-	-
Share premium	-	-	-	-	-		-	-	-	-	-	-	-	-	-
Reserves	146,612,410	-	146,612,410	1,706,602,590	-	2,341,842	-	-	-	-	-	-	-	-	1,855,556,842
a) from profit	(226,598,229)	-	(226,598,229)	1,578,602,231	-	1,487,933	-	-	-	-	-	-	-	-	1,353,491,935
b) other	373,210,639	-	373,210,639	128,000,359	-	853,909	-	-	-	-	-	-	-	-	502,064,907
Valuation reserves	20,069,492	-	20,069,492	-	-	-	-	-	-	-	-	-	-	32,485,133	52,554,625
Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss)	2,021,525,017	-	2,021,525,017	(1,706,602,590)	(314,922,427)	-	-	-	-	-	-	-	-	1,922,898,242	1,922,898,242
Total Equity	9,641,657,707	-	9,641,657,707	-	(314,922,427)	2,341,842	-	-	-	-	-	-	-	1,955,383,375	11,284,460,497

At 31 December 2024, the Bank’s shareholders’ equity amounted to EUR 11,284.5 mln compared to EUR 9,641.7 mln as at 31 December 2023, an overall net increase of EUR 1,642.8 mln. This trend is mainly due to: (i) the profit for the year of EUR 1,922.9 mln, and (ii) the net positive change in valuation reserves of EUR 32.5 mln, the details of which are shown in the statement of comprehensive income to which we refer.

BANCA MONTE DEI PASCHI DI SIENA

Statement of changes in equity – 2023

(euro)

				Allocation of profit		Change during the year
				from prior year			Shareholders’equity transactions
	Balance as at 31 12 2022 `	Change in opening balances	Balance as at 01 01 2024	Reserves	Diviedends and other payout	Change in Reserves\	Issue of new shares	Purchase of treasury shares	Extraordinary distribution of dividends	Change in equity instruments	Treasury share derivatives	Stock options	Change in equity Investments	Total comprehensive income as at 31 12 20223	Total equity as at 31 12 2023
Share capital	7,453,450,788	-	7,453,450,788	-	-	-	-		-	-	-	-	-	-	7,453,450,788
a) ordinary shares	7,453,450,788	-	7,453,450,788	-	-	-	-		-	-	-	-	-	-	7,453,450,788
b) other ahares	-	-	-	-	-		-		-	-	-	-	-	-	-
Share premium	-	-	-	-	-		-		-	-	-	-	-	-	-
Reserves	(221,405,587)	-	(221,405,587)	(135,781,910)	-	506,429,040	(2,629,133)		-	-	-	-	-	-	146,612,410
a) from profit	(98,919,064)	-	(98,919,064)	(135,781,910)	-	8,102,745	-		-	-	-	-	-	-	(226,598,229)
b) other	(122,486,523)	-	(122,486,523)		-	498,326,295	(2,629,133)		-	-	-	-	-	-	373,210,639
Valuation reserves	(4,150,149)	-	(4,150,149)	-	-	(21,460,195)	-	-	-	-	-	-	-	45,679,836	20,069,492
Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss)	(135,781,910)	-	(135,781,910)	135,781,910		-	-	-	-	-	-	-	-	2,021,525,017	2,021,525,017
Total Equity	7,092,113,142	-	7,092,113,142	-	-	484,968,845	(2,629,133)		-	-	-	-	-	2,067,204,853	9,641,657,707

As at 31 December 2023, the Bank’s shareholders’ equity amounted to EUR 9,641.7 mln compared to EUR 7,092.1 mln as at 31 December 2022, an overall net increase of EUR 2,549.5 mln. The most significant phenomena impacting the net equity, in addition to the EUR 2,021.5 mln profit for the year, were the following.

On 24 April 2023 and 29 May 2023, the mergers by incorporation into the Bank of the two wholly-owned subsidiaries, MPS Leasing & Factoring S.p.A. and MPS Capital Services Banca per le imprese S.p.A., were finalised, with accounting and tax effects backdated to 1 January 2023. The transactions resulted in a surplus of EUR 551.1 mln and a deficit of EUR 52.8 mln, respectively, which are shown in the column “Changes in reserve”, line “Reserves-other”.

Lastly, it should be noted that the valuation reserves show an overall net increase of EUR 24.2 mln, of which EUR 21.5 mln as a negative change in reserves recognised for the aforementioned mergers and EUR 45.7 mln as overall positive profit-ability of year.

2024 ANNUAL REPORT - Separate Financial statements

Cash flow statement - indirect method

(euro)

A. OPERATING ACTIVITIES	31 12 2024	31 12 2023
1. Cash flow from operations	1,961,381,380	1,840,721,202
Profit (loss) (+/-)	1,922,898,242	2,021,525,017
Capital gains/losses on financial assets held for trading and on assets/liabilities designated at fair value (+/-)	(159,000,223)	(119,279,418)
Net profit (loss) from hedging	930,858	4,611,335
Net impairment losses/reversals	511,831,808	536,304,869
Net adjustments/recoveries on property, plant and equipment and on intangible assets (+/-)	184,089,006	213,196,176
Net provisions for risks and charges and other costs/revenues (+/-)	71,466,952	(445,719,523)
Unpaid charges, tax and tax credit	(523,549,021)	(368,266,507)
Other adjustments	(47,286,242)	(1,650,747)
2. Cash flow from (used in) financial assets	(123,629,314)	(2,675,304,272)
Financial assets held for trading	(40,119,742)	570,277,553
Other financial assets measured at fair value mandatory	(80,606,701)	90,060,006
Financial assets measured at fair value through other comprehensive income	99,249,677	1,949,906,584
Financial assets measured at amortised cost	(709,045,648)	(3,166,329,551)
Other assets	606,893,100	(2,119,218,864)
3. Cash flow from (used in) financial liabilities	(1,600,121,167)	1,222,419,225
Financial liabilities measured at amortised cost	(1,204,029,146)	2,172,389,238
Financial liabilities held for trading	(251,898,079)	(1,166,218,877)
Financial liabilities designated at fair value	4,736,174	7,064,796
other liabilities	(148,930,116)	209,184,068
Net cash flow from (used in) operating activities	237,630,899	387,836,155

B. INVESTMENT ACTIVITIES	31 12 2024	31 12 2023
1. Cash flow from	104,812,913	117,411,845
dividends collected on equity investments	35,600,020	116,470,764
sales of property, plant and equipment	69,212,893	941,081
2. Cash flow used in	(58,927,837)	(93,383,311)
purchase of equity investments	(18,619)	(12,224)
purchase of property, plant and equipment	(27,757,288)	(22,777,498)
purchase of intangible assets	(31,151,930)	(70,593,589)
Net cash flow from (used in) investment activities	45,885,076	24,028,534

BANCA MONTE DEI PASCHI DI SIENA

C. FUNDING ACTIVITIES	31 12 2024	31 12 2023
issue/purchase of treasury shares	-	2,630,143
dividend distribution and other	(314,922,427)	-
Net cash flow from (used in) funding activities	(314,922,427)	2,630,143

NET CASH FLOW FROM (USED IN) OPERATING, INVESTMENT AND FUNDING ACTIVITIES DURING THE YEAR	(31,406,452)	414,494,832

Reconciliation
Accounts	31 12 2024	31 12 2023
Cash and cash equivalents at beginning of year	13,007,988,916	12,593,494,084
Total net cash flows generated (used) in the year	(31,406,452)	414,494,832
Cash and cash equivalents at end of the year	12,976,582,464	13,007,988,916

The information required by IAS 7 paragraph 44 A and B is shown below.

				Non-monetary changes
	Book value	31 12 2023	Cash flow	Changes in fair value	Other	31 12 2024
10.	Financial liabilities mesasured at amortised cost	104,702,026,311	(1,204,029,146)		88,024,545	103,586,021,710
20.	Financial liabilities held for trading	2,905,740,318	(251,898,079)	(1,364,696)	-	2,652,477,543
30.	Financial liabilities measured at fair value	111,325,216	4,736,174	3,608,978		119,670,368
	Total	107,719,091,845	(1,451,191,051)	2,244,282	88,024,545	106,358,169,620

Notes to the separate financial statements

BANCA MONTE DEI PASCHI DI SIENA

Part A - Accounting policies

A.1 – General

Section 1 - Statement of compliance with international accounting standards

Pursuant to Italian Legislative Decree no. 38 of 28 February 2005, these financial statements were prepared in accordance with the international accounting standards issued by the International Accounting Standards Board IASB) including interpretations by the IFRS Interpretations Committee, adopted by the European Union, pursuant to EC Regulation no. 1606 of 19 July 2002 which remained in force as at 31 December 2024.

The application of the international accounting standards was carried out by also referring to the “Systematic Framework for the preparation and presentation of financial statements” (Conceptual Framework), the Implementation Guidance and Basis for Conclusions documents and any other documents prepared by the IASB or IFRIC to complete the accounting standards issued.

For an overview of the accounting standards and related interpretations endorsed by the European Commission, whose application is scheduled for 2024 (or future financial years), please refer to “Section 4 - Other Aspects” below, which also describes the main impacts for the Bank.

To the extent applicable, the communications of the Supervisory Bodies (Bank of Italy, ECB, Consob and ESMA) and the interpretative documents on the application of IAS/IFRS prepared by the Organismo Italiano di Contabilità (OIC) [Italian Accounting Body], the Associazione Bancaria Italiana (ABI) [Italian Banking Association] and the Organismo Italiano di Valutazione (OIV) [Italian Evaluation Body] were also taken into account, in which recommendations are provided on the information to be provided in the Financial Report, on certain aspects of greater importance in the accounting field, on the uncertainties in the economy and on climate risk related impacts.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Section 2 - General accounting standards

The Financial Statements consist of the balance sheet, income statement, statement of comprehensive income, statement of changes in equity, the cash flow statement and the notes to the financial statements – which include relevant information about the accounting standards applied – and are accompanied by the directors’ report on operations, financial results achieved, and the Bank’s equity and financial situation.

The Separate Financial Statements as at 31 December 2024 have been prepared based on the provisions contained in Circular no. 262 of 22 December 2005 issued by the Bank of Italy “Bank financial statements: layout and rules for compilation”, as amended by the eighth update of 17 November 2024.

The Bank has also noted that in the Bank of Italy communication of the Bank of Italy of 14 March 2023 “Update of the provisions of Circular no. 262 - Bank financial statements: layout and rules for preparation” regarding the impacts of COVID-19 and measures to support the economy”, which requests, in free format, financial statement disclosure on the loans subject to public guarantee.

The Financial Statements have been prepared based on a going concern assumption, according to the generally accepted principles of accrual accounting, relevance and materiality of information, priority of substance over form and with a view to encouraging consistency with future statements.

The Separate Financial Statements are prepared with transparency and provide a true and fair view of the financial situation and results for the year.

If the information required by international accounting standards and provisions contained in the aforementioned circular were deemed insufficient for providing a true and fair representation, the Notes to the Financial Statements contain supplemental information necessary for that purpose.

If – in exceptional cases – the application of a provision set forth in the international accounting standards proved to be incompatible with a true and fair view of the Group’s financial position and result of operations, then such provision would not be applied. The reasons for any deviation and its impact on the representation of the financial position and result of operations would, in such a case, be explained in the notes to the financial statements.

Each item in the balance sheet, income statement and statement of comprehensive income also indicates the amount for the prior year, unless an accounting standard or interpretation allows or provides otherwise.

The financial statements provide, in addition to the accounting data as at 31 December 2024, the comparative information relating to the last financial statements approved as at 31 December 2023.

Assets and liabilities, expenses and income cannot be mutually offset, unless this is permitted or required by the international accounting standards or the provisions set forth in Circular no. 262 of the Bank of Italy.

The balance sheet, income statement, and statement of comprehensive income do not include items which did not have balances for the reference year or prior year. If an item of the assets or liabilities is part of several items of the balance sheet, the notes to the financial statements indicate – whenever this is necessary for the purpose of intelligibility – that this component may also be referred to items other than the one it is posted to.

Revenue is posted with no sign in the income statement, statement of comprehensive income, and the respective section of the notes, whereas expenses are indicated in brackets.

The statement of comprehensive income, beginning with profit (loss) for the year, shows the income items recognised as contra-entries of valuation reserves, net of the related tax effect, in compliance with international accounting standards. Comprehensive income is shown by separating income items that will not be transferred to the income statement in the future and those that may be subsequently classified in profit (loss) for the year when specific conditions are met.

The statement of changes in equity shows the breakdown and changes in net equity accounts during the financial year and the previous financial year, broken down between share capital (ordinary shares), capital reserves, profit reserves and reserves from the valuation of assets or liabilities, equity instruments and profit or loss. Treasury shares in the portfolio are deducted from equity.

The cash flow statement has been prepared according to the indirect method, based on which cash flows from operations are represented by the net profit (loss) for the year adjusted to take into account the effects of non-monetary transactions. Cash flows are broken down amongst those deriving from operations, those deriving from investment activities and those generated by funding activities. In the statement, cash flows generated during the financial year have no sign, while those absorbed are shown between brackets.

BANCA MONTE DEI PASCHI DI SIENA

In compliance with the provisions of art. 5 of Legislative Decree no. 38 of 28 February 2005, the financial statements have been prepared using the Euro as the reporting currency: the financial statements are denominated in units of Euro and the notes to the financial statements are denominated in thousands of Euro.

Items of a different nature or with different allocation were recognised separately, unless they were considered irrelevant. All amounts shown in the financial statements were adjusted so as to reflect any events subsequent to the reporting date for which an adjustment is mandatory, according to IAS 10 (adjusting events). Non-adjusting events reflecting circumstances that occurred after the reporting date (non adjusting events) are disclosed as part of the notes to the financial statements, Part A, Section 4, if they are material and may affect the ability of users to make proper evaluations and decisions.

Going concern

These Financial Statements were prepared under the going concern assumption.

After assessment of the evolution of the equity and liquidity positions, with regard to the indications provided in Document no. 2 of 6 February 2009 and Document no. 4 of 3 March 2010, issued jointly by the Bank of Italy, Consob and ISVAP, and subsequent amendments, the Directors can reasonably expect that the Bank will continue operating as a going concern in the foreseeable future and therefore consider it appropriate to use the going concern assumption in the preparation of these financial statements.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Section 3 – Events after the Reporting Date

It should be noted that the significant events that occurred in the period between the reporting date (31 December 2024) and the date of approval of the Separate Financial Statements- Draft by the Board of Directors (6 March 2025), are entirely attributable to non-adjusting events, pursuant to IAS 10, i.e. events that do not entail any adjustments to the Financial Statements, as they are the expression of situations arising after the reporting date.

For a complete overview of the aforementioned events, please refer to the paragraph “ Significant events subsequent to the year end” included in the Consolidated report on operations.

BANCA MONTE DEI PASCHI DI SIENA

Section 4 – Other Matters

Interest rate benchmark reform

Launched in 2016 following the publication of Regulation (EU) 2016 1011 (Benchmarks Regulation), the reform of benchmark rates in Europe can now be considered complete, with two Regulation-compliant rates now published daily: the Euribor rate for maturities up to 12 months, administered by the European Money Market Institute (EMMI); and the Euro Short-term rate (€STR) for overnight maturities, recorded and published by the ECB.

Even outside the Eurozone, risk free rates (RFRs) have now been identified and are in operation for all major currencies, gradually replacing the LIBOR rate. The only exception remained the USD, with the Financial Conduct Authority (FCA) requiring the benchmark administrator in April 2023 to continue to publish 1-, 3- and 6-month synthetic USD LIBOR settings even after the termination date of 30 June 2023 and until September 2024 to facilitate the transition of contracts.

A summary of the new risk-free rates replacing the former IBOR rates is given below, with the institution acting as benchmark administrator indicated.ne dell’ente che opera come amministratore del tasso.

Currencies	Ibor rate	Risk-free rate	Administration	Description
CHF	CHF Libor	SARON	Swiss Infrastructure and Exchange	Guaranteed Interbank Swiss Average Rate Overnight
EUR	EUR Libor	€STR	European Central Bank	Non guaranteed Interbank Euro Interbank short-term rate overnight
GBP	GBP Libor	SONIA	Bank of England	Non guaranteed interbank Sterling Overnight Average Rate+
JPY	JPY Libor	TONAR	Bank of Japan	Non guaranteed interbank Tokyo Overnight Average Rate
USD	USD Libor	SOFR	Federal Reserve Bank of New York	Guaranteed Secured Overnight Financing Interest Rate

It should be recalled that in 2020 the Bank launched a project to implement all necessary measures to adapt its operational and application processes to the new risk-free rates with a view to gradually replacing the IBOR indices, which were scheduled to come to an end between 2021 and 2023, according to the timetable defined by the Regulator.

As at 31 December 2024, the Bank had completed the planned actions to adapt its management and accounting systems to the new Alternative Reference Rates, thus replacing the IBOR indices, as required by Regulation (EU) 2016/1011 (Benchmark Regulation).

The ESEF (European Single Electronic Format) for the preparation of annual financial reports

Commission Delegated Regulation (EU) 2019/815 (ESEF Regulation), which was enacted to implement Transparency Directive no. 2004/109/EC, establishes that issuers whose securities are listed on regulated EU markets must prepare an-nual financial reports according to the ESEF single electronic reporting format approved by ESMA, which is a combination of xHTML (for the presentation of financial reports in a human-readable format) and machine-readable XBRL (Extensible Business Reporting Language) markup to facilitate the accessibility, analysis and comparability of consolidated financial statements prepared in accordance with IFRS.

The use of this new format assumes the mapping of the information contained only in the consolidated financial statements (balance sheet, income statement, statement of comprehensive income, statement of changes in equity and cash flow statement) and in the Notes to the consolidated financial statements according to the specifications “Inline XBRL” contained in the basic taxonomy issued by ESMA. Taking into account that the Annual Financial Report also includes the Parent Company’s financial statements, the entire document is prepared in XHTML format.

The Annual Financial Report, drawn up in compliance with the ESEF Regulation, was approved by the Board of Directors of Banca MPS on 6 March 2025 and will be made public in accordance with the law. For further details, please refer to the same section of ‘Part A Accounting policies - A.1 General Part’ of the Notes to the Consolidated Financial Statements.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

ESMA Priorities 2024

In October 2024, ESMA published the Public Statement European common enforcement priorities for 2024 annual financial reports in which it highlights the thematic areas considered of particular relevance for 2024 reporting. The priorities are divided into specific sections with regard to: financial reporting, sustainability reporting, ESEF reporting and general considerations contained in previous years’ statements.

As regards the enforcement priorities for the 2024 Financial Statements, these mainly concern issues related to: (i) liquidity risk and (ii) accounting policies, judgements and significant estimates applied by the entity.

With regard to liquidity risk, ESMA highlights the new disclosure requirements under IAS 7 in relation to Supplier Financial Arrangements (SFA); i.e. material arrangements with suppliers that meet the characteristics described in paragraph 44G of IAS 7. The disclosure requirement applies to acquiring entities that sell their accounts payable to a third party to increase their liquidity by deferring settlement. Such cases are not material for the Bank.

The Authority also reiterates, with respect to non-current financial liabilities with covenants, that the issuer must make the disclosure required by IAS 1 regarding the risk that liabilities could become repayable within twelve months after the reporting period, when the issuer classifies liabilities arising from loan arrangements as non-current and when its right to defer the settlement of those liabilities is subject to compliance with covenants within twelve months after the reporting period; It should be noted in this regard that this disclosure is not relevant for the Bank given the content of the amendments to IAS 1 and the obligation to apply the formats provided for in Bank of Italy Circular No. 262.

Again with reference to liquidity risk, the ESMA finally makes several transparency-related instructions with regard to preparing the cash flow statement; in this regard, it should be noted that this disclosure is not relevant for the Group due to the obligation to apply the formats provided for by Bank of Italy Circular 262.

With regard to accounting policies, judgments and estimates, ESMA generally reiterates the need for entity-specific disclosures (describing the accounting policies and valuation methods used) while at the same time refraining from making boilerplate disclosures which merely repeat the IFRS requirements. Issuers should clearly disclose: (i) the judgements made that have the most significant effect on the amounts recognised in the financial statements; and (ii) the assumptions about the future and other major sources of estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year. Moreover, it is necessary to assess and, if relevant, explain whether and how estimation uncertainty is affected by significant current developments (e.g. macroeconomic, technological, social, climatic and geopolitical). For further details on these aspects, please refer to the section “Estimates and assumptions” in Part A - Accounting policies.

More specifically, the Authority draws attention to assessments that may require significant judgement, such as:

•	when assessing control, joint control or significant influence. In such cases, careful consideration must be given to the elements of judgement and clear and detailed disclosures must be provided about the significant judgements made. For these aspects, please refer to the Consolidated Financial Statements (Section 3 “Scope and methods of consolidation” in Part A and section 7.6 “Key considerations and assumptions to determine the existence of joint control or significant influence” in Part B).

•	when assessing whether the entity’s long-term contracts meet the definition of customer contracts under IFRS 15.For contracts that meet this definition, it is important to make sure that variable elements covering extremely long periods characterised by uncertainty are disclosed correctly and that the macroeconomic environment is considered when assessing satisfaction of performance obligations. In addition, ESMA mentions other potentially critical aspects such as assessments over the roles of agent or principal in specific cases (e.g. online shopping platforms) and the specific disclosure required by IFRS 15 about the amount and timing of consideration allocated to remaining performance obligations. These aspects are not material in the context of the customer contracts concluded by the Bank.

Finally, among its general considerations, ESMA notes that previous years’ priorities regarding climate matters continue to be relevant. The Authority particularly emphasises the importance of consistency and connectivity between the information related to climate risks and opportunities included in financial statements and the information included in the sustainability statement. This is because discordant information on sustainability issues in the annual financial report could be a potential source of greenwashing (without prejudice to the specific characteristics of financial and sustainability reporting). Finally, ESMA encourages issuers to specify which climate issues addressed in its sustainability reporting do not have a financial impact on the financial statements and to explain the reasons for this.

For further detail on climate topics and related financial and non-financial effects to the Bank, please refer to paragraph “Climate Change” in Section 2 –”Environmental information” of the Sustainability Report included in the the Consolidated Report on operations.

BANCA MONTE DEI PASCHI DI SIENA

Consob warning notice

In December 2024, Consob published a warning notice about the climate-related disclosure included in the financial statements.

In the context of ESMA’s recommendations set out in the “Public Statement European common enforcement priorities for 2024 annual financial reports”, Consob brought attention to the additional documents published by ESMA to support companies in preparing more robust and consistent disclosures (“The Heat is On: Disclosures of Climate-Related Matters in the Financial Statements” report and the “Clearing the smog: Accounting for Carbon Allowances in Financial Statements” public statement) and warned issuers of a number of key elements that should be taken into account for the 2024 disclosure in light of the monitoring of the disclosures made in the 2023 financial statements and the coming into force of the sustainability reporting requirements under Decree No. 125/2024.

First of all, with a view to facilitating investor access to, and comprehension of, climate-related information, Consob underlines that this should be reported in a specific note to the financial statements or by inserting specific references to the notes in which they are described. Disclosures should be structured to address, among other things, the risks, uncertainties and impacts on financial statement items where these are material or the reasons why no such impacts have been identified. For further details please refer to the Sustainability report included in the Consolidated Report on operations, and to the paragraph “Management overlays” and “ESG risks” included in Part E of the Notes to Consolidated Notes to Financial Statements, “Prudential Consolidation Risks Section” and “Operational Risks Section” respectively.

Secondly, Consob reiterated the importance of consistency between financial and sustainability reporting. The financial statements should provide relevant information such to enable investors to appreciate the impact on accounting estimates, if any, of the actions identified as part of the transition plans described in the sustainability reporting by explaining the assessments that led to the recognition or non-recognition of impacts in the financial statements. In this regard, Consob referred to the provisions contained in paragraph 31 of IAS 1 “Presentation of Financial Statements” and the guidance contained in the IFRS Interpretation Committee’s decision of 11 April 2024 on how issuers’ climate-related commitments should be reported in relation to their emission reduction targets.

Furthermore, where scenarios are used in financial statements to assess climate risks, it is appropriate to clarify, if relevant, how these assessments have impacted the valuations contained in the financial statements, also through specific sensitivity analyses, which specifically take into account the assumption made. For more details please see the paragraph “Management overlays” in Part E “Risk of prudential consolidation” of the Notes to consolidates financial statements.

Finally, the considerations made regarding the impacts of climate-related factors should be clearly described.

An illustration of the new accounting standards, or the changes to existing standards approved by the IASB is provided below, as well as the new interpretations or changes to existing interpretations published by IFRIC, with separate reporting on those applicable in 2024 from those that may be adopted in subsequent financial years.

List of key IAS/IFRS international accounting standards and related SIC/IFRIC interpretations endorsed for mandatory application as of the 2024 Financial Statements

Regulation (EU) 2023/2579 of 20 November 2023 endorsed the amendments to IFRS16 “Leases: Lease Liability in Sale and Leaseback’ (amendment to IFRS 16) issued by the IASB on 22 September 2022. The amendments clarify how a seller-lessee must subsequently measure lease liabilities in sale and leaseback transactions4 with variable lease payments that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments clarified that:

•	At initial recognition, the seller-lessee also includes the variable lease payments (whether or not they depend on an index or a rate) in its measurement of the lease liability arising from the leaseback;

•	After initial recognition, the seller-lessee applies the general subsequent measurement requirements for a lease liability under IFRS 16, making sure not to recognise the gain or loss that relates to the rights of use retained.

The amendments must be applied from 1 January 2024. The requirements must also be retrospectively applied, under IAS 8, to sale and leaseback transactions that were entered into after the date when IFRS 16 was initially applied (i.e. 1 January 2019). The changes to the standard are of no particular materiality for the Bank, as the existing sale and leasebacks have no variable payments or insignificant variable payments.

4     Sale and leasebacks are transactions in which the owner of an asset sells the asset and leases that asset back from the new owner for a period of time.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Regulation (EU) 2023/2822 of 19 December 2023 endorsed the amendments to IAS 1 presented by the IASB on 23 January 2020 “Classification of Liabilities as Current or Non-Current Date” and on 31 October 2022 “Non-current Liabilities with Covenants”, with the aim of clarifying the way in which a company must determine, in the statement of financial position, the debt and other liabilities with uncertain settlement date. Its application, initially scheduled for 2022, was postponed initially until 1 January 2023 and finally until 1 January 2024. Specifically, this last amendment from October 2022 requires that only the covenants that an entity must comply with at the reporting date or before that date are such as to affect the classification of a liability as current or non-current. It is also required to indicate in the notes to the financial statements the information that allows users of the financial statements to understand the risk that non-current liabilities with cove-nants may become repayable within twelve months. Given the contents of the amendments and the obligation to apply the formats set forth in Bank of Italy Circular No. 262/05, the limited proposed amendments to IAS 1 are not relevant to Banks.

Regulation (EU) 2024/1317 of 15 May 2024 endorsed the amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures: Supplier Finance Arrangements”, published by the IASB on 25 May 2023. The amendments introduced new disclosure requirements about a company’s supplier finance arrangements (also known as supply chain finance or reverse factoring arrangements). These new requirements are to provide users of financial statements with information enabling them to assess the impact of these arrangements on a company’s liabilities and cash flows, and to understand the effect of supplier finance arrangements on a company’s exposure to liquidity risk and how the company might be affected if the arrangements were no longer available to it.

The proposed changes affect the entities that enter into finance agreements as purchasers, but do not affect the lender. Therefore, they do not directly affect the Bank, which acts solely as lender in supplier finance agreements.

List of endorsed IAS/IFRS international accounting standards and related SIC/IFRIC endorsed interpretations whose application is mandatory after 31 December 2024

The standards or amendments whose application is effective after 31 December 2024 and for which the Bank, where envisaged, did not make use of early application, is provided below.

Regulation (EU) 2024/2862 of 12 November 2024 endorsed the amendment to IAS 21 “The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability”, published by the IASB on 15 August 2023. The amendment clarifies when a currency is convertible or not convertible into another currency, how to estimate the exchange rate if the currency is not convertible, and the disclosures to be made in the notes to the financial statements. The amendment will become effective on 1 January 2025, but early adoption is permitted.

The aforementioned amendment is not expected to have a significant impact on the Bank’s financial position.

IAS/IFRS international accounting standards and related SIC/IFRIC interpretations issued by the IASB and still awaiting approval from the European Commission

On 9 April 2024, the IASB published IFRS 18 “Presentation and Disclosure in Financial Statements”, which replaces IAS 1 “Presentation of Financial Statements”. The new standard establishes the presentation and disclosure requirements for financial statements with the aim of making the information more transparent and comparable and to ensure that it faithfully represents the assets, liabilities, shareholders’ equity, revenues and costs of the entity. The main changes compared to IAS 1 are:

•	the classification of income and expenses in five categories (operating, investing, financing, income taxes, discontinued operations) based on the core business activities of the entity;

•	new statement items with partial totals (operating profit, profit before financing and income taxes);

•	increased obligations relating to the labelling of items as well as the aggregation and disaggregation of information based on characteristics that agree (or not) with financial statement items;

•	the introduction of disclosure requirements to include management-defined performance measures (MPMs) – i.e. financial performance measures based on new required totals or subtotals under IFRS, with certain adjustments (i.e. adjusted profit or loss).

The new standard also involves limited amendments to other standards, including IAS 7 “Statement of Cash Flows”, IAS 33 “Earnings per Share” and IAS 34 “Interim Financial Reporting”.

Application becomes effective from 1 January 2027; Pursuant to IAS 34, the entity will be required to present its income statement in compliance with IFRS 18 requirements in the 2027 half-yearly financial statements.

The Bank is assessing the impacts of the new provisions, also taking into account that the aforementioned changes, which affect the presentation of the profit and loss account and disclosures in the financial statement, must be appropriately

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coordinated with Bank of Italy Circular No. 262 (i.e. the circular regulating financial statement formats and the rules for compiling financial statements of banks).

On 9 May 2024, the IASB published IFRS 19 “Subsidiaries without Public Accountability: Disclosures”. Under certain conditions, the new standard allows subsidiaries that apply the international accounting standards to provide reduced financial statement disclosures, thus lowering their financial statement preparation costs. In order to apply the standard, the subsidiary: i) must not have public liability5, and ii) must have a parent company, ultimate or intermediate, which prepares consolidated financial statements in accordance with international accounting standards. The application of IFRS 19 is optional for eligible subsidiaries and enters into force from 1 January 2027. The adoption of this amendment is not expected to significantly affect the Bank’s Financial Statements.

No significant effect on the Bank’s consolidated financial statements is expected from the adoption of this amendment

On 30 May 2024, the IASB published the amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”. The amendments to the two standards clarify certain critical aspects of the classification and measurement of financial instruments pursuant to IFRS 9 that emerged from the post-implementation review of the standard. In particular, the amendments addressed:

•	assessing contractual cash flow characteristics of financial assets with ESG-linked features. On this topic, the IASB has listed some examples of financial instruments to determine whether the SPPI requirement is met. More specifically:

-	an arrangement whereby interest is to be paid if the borrower meets a contracted ESG target (e.g. to reduce carbon emissions) is consistent with a basic lending arrangement and, therefore, enables a positive assessment;

-	an arrangement that provides for the adjustment of an market variable-linked interest rate (e.g. the carbon price index) does not compensate the lender for the risks and costs associated with lending the principal amount; therefore, it does not qualify as a basic lending arrangement.

•	settling financial liabilities using an electronic payment system. The amendments permit liability to be settled in cash using an electronic payment system before the settlement date (by exception from the applicable rules) only when the payment instruction issued by the entity:

-	cannot be withdrawn, stopped or cancelled;

-	the cash to be used for settlement of the payment instruction cannot be accessed;

-	the settlement risk associated with the electronic payment system is insignificant (i.e. when a standard procedure is used to execute the payment instruction and there is a short period between the fulfilment requirements (a) and (b) and the delivery of the cash to the counterparty.

However, the settlement risk would not be insignificant if the execution of the payment instruction is contingent on the entity’s ability to deliver cash on the settlement date.

With these amendments to IFRS 9 - Financial Instruments, the IASB also introduced additional disclosure requirements to improve transparency for the benefit of investors as regards equity instruments for which the option has been exercised for the recognition of changes in fair value in the statement of comprehensive income (OCI election) and financial instruments with contingent characteristics, e.g. associated with ESG-linked objectives. The amendments apply to financial years beginning on or after 1 January 2026.

The Bank is assessing the impact of the new provisions and plans to accordingly update Group’s policies.

Finally, on 18 July 2024 the IASB published its “Annual Improvements Volume 11” containing clarifications, simplifications, corrections and minor amendments to IFRS accounting standards to improve consistency. These concerned the following accounting standards:

•	IFRS 1 ”First-time Adoption of International Financial Reporting Standards”;

•	IFRS 7 ”Financial Instruments: Disclosures’ and Guidance on implementing IFRS 7;

•	IFRS 9 “Financial Instruments”;

•	IFRS 10 ”Consolidated Financial Statements”; and

•	IAS 7 ”Statement of Cash Flow”.

5	A subsidiary has public accountability if: (i) its equity or debt instruments are traded in a public market or it is in the process of issuing such instruments for trading in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local or regional markets); or(ii) one of its main activities is the holding of assets in a fiduciary capacity for a large group of persons (e.g. banks, credit unions, insurance companies, securities brokers, mutual funds and investment banks).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

The amendments apply as of 1 January 2026. Early application is permitted.

No significant effect on the Bank’s consolidated financial statements is expected from the adoption of this amendment.

Finally, on 18 December 2024, the IASB published amendments to IFRS9 and IFRS7 entitled “Contracts Referencing Nature-dependent Electricity” requiring specific disclosures in financial statements for contract of these types.

Nature-dependent electricity contracts are contracts that expose the company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, wind, sun, etc. These include both contracts to buy or sell nature-dependent electricity and financial instruments that reference such electricity. These contracts are often structured as long-term power purchase agreements (PPAs), which:

•	provide a quantity of electricity generated by the nature-dependent energy source to the purchaser at a fixed unit price (“physical PPAs”) in addition to environmental certificates; or

•	contain a swap that pays out the net difference between a fixed-price cash flow and a variable-price cash flow related to a quantity of nature-dependent energy (“virtual PPPs” or “VPPAs”) and provide the corresponding environmental certificates.

A unique feature of these PPAs is that whether and how much electricity is generated by the reference plant at any given time is determined by the nature-dependent sources. The IASB’s amendments:

•	introduce guidelines to assess whether contracts meet “own use” requirements and, therefore, can continue to be considered to be held for the purpose of the receipt of energy in accordance with the entity’s expected usage requirements, thus exempting the contract from the accounting treatment provided for contracts to buy or sell non-financial items. This occurs if the entity has been, and expects to be, a net purchaser of electricity for the contract period (i.e. if it buys sufficient electricity to offset the sales of any unused electricity in the same market in which it sold the electricity;

•	incorporate the hedge accounting treatment required by IFRS 9 if the contract has been designated in a cash flow hedging relationship. In this case, it is permissible to designate as the hedged item a variable nominal amount of forecast electricity transactions that is aligned with the variable amount of nature-dependent electricity expected to be delivered by the generation facility as referenced in the hedging instrument.

introduce specific disclosures with regard to contracts to purchase energy from natural sources that meet “own use” requirements.

The amendments apply as of 1 January 2026. Early application is permitted. In particular, the changes relating to the “own use” exemption apply retrospectively under IAS 8, while the changes relating to hedge accounting treatment apply prospectively to relationships designated on or after the date of first application.

The aforementioned changes are not expected to have a significant impact on the Bank’s financial position.

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A.2 – Part relating to the main items of the financial statements

Accounting standards

The following is a description of the accounting standards that have been adopted with reference to the main asset and liability items for the preparation of the consolidated financial statements as at 31 December 2024 with reference to the stages of classification, recognition, measurement and derecognition of the various asset and liability items, as well as for the methods of recognising revenues and costs. These standards are aligned with those adopted for the preparation of the comparative financial statements as at 31 December 2023.

1 Financial assets measured at fair value through profit or loss (FVTPL)

a) classification criteria

These assets include financial assets other than those classified under “Financial assets measured at fair value through other comprehensive income” and “Financial assets measured at amortised cost”. The item in particular includes:

•	debt securities or loans that are included in an “Other” Business Model, i.e., a procedure for managing financial assets that does not have the objective of collecting contractual cash flows (“Held to Collect” business model) or collecting contractual cash flows and selling financial assets (“Hold to Collect and Sell” business model);

•	debt securities, loans and units of UCITS whose contractual terms do not exclusively provide for repayments of principal and interest on the amount of principal to be repaid (i.e., that do not pass the so-called Solely Payment of Principal and Interest (SPPI) test);

•	equity instruments that cannot be classified as representing control, affiliation, and joint control, held for trading purposes or for which, upon initial recognition, the fair value through other comprehensive income option was not chosen;

•	derivative contracts, recognised in financial assets held for trading, that are recognised as assets if the fair value is positive, or liabilities if the fair value is negative.

With reference to the latter, it is possible to offset current positive and negative values deriving from outstanding transactions with the same counterparty - including in the case of derivative contracts allocated to the trading portfolio and hedging derivative contracts, as required by Circular 262 - only if the legal right to offset the amounts recognised is currently in place and the entity intends to proceed with the net settlement of offsetting positions.

More detailed information is provided below on the three sub-items that comprise this category, represented by: “Financial assets held for trading”, “Financial assets measured at fair value”, and “Other financial assets mandatorily measured at fair value”.

Financial assets held for trading

Financial assets (debt securities, equity securities, loans, units of UCITS) are classified as held for trading purposes if they are managed with the objective of generating cash flows through their sale, as they are:

•	acquired for the purpose of selling them in the short-term;

•	part of a portfolio of financial instruments that are managed on an individual basis and for which there is proven existence of a strategy targeted at earning a profit in the short term.

It also includes derivatives with a positive fair value not designated as having an accounting hedge relationship. Derivative contracts include those embedded in complex financial instruments, in which the primary contract is a financial liability, which were subject to separate accounting as:

•	their economic characteristics and risks are not strictly related to the characteristics of the underlying contract;

•	the embedded instruments, even if separate, satisfy the definition of derivative;

•	hybrid instruments to which they belong are not measured at fair value with the relative changes posted to the income statement.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Financial assets designated at fair value

A financial asset (debt securities and loans) can be designated at fair value irrevocably at the time of initial recognition, only when this designation makes it possible to eliminate or significantly reduce a measurement inconsistency (“accounting mismatch”). This category is not used by the Bank at present.

Other Financial assets mandatorily measured at fair value

Other Financial assets mandatorily measured at fair value represent a residual category and include:

•	debt securities and loans, when: i) the relative contractual cash flows do not represent solely payments of principal and interest on the residual principal (SPPI test failed), or ii) are not held as part of a Business Model whose objective is the ownership of assets for purposes of collecting contractual cash flows (“Hold to Collect” Business Model) or those whose objective is achieved either by collecting contractual cash flows or by selling financial assets (“Held to Collect and Sell” Business Model);

•	UCITS units;

•	equity securities held for purposes other than trading for which the option of classification at fair value through other comprehensive income is not exercised.

b) recognition criteria

Initial recognition of financial assets occurs at settlement date for debt securities, equities and units of UCITS, at disbursement date for loans, and at trade date for derivative contracts. Upon initial recognition, financial assets measured at fair value through profit or loss are recognised at fair value, which usually corresponds to the amount paid, without considering transaction costs or revenues directly attributable to the instrument, which are directly recognised in the income statement.

c) measurement criteria

After initial recognition, financial assets measured at fair value through profit or loss are recorded at fair value, with changes recognised as an offsetting entry in the income statement.

To determine the fair value of financial instruments listed on an active market, market prices recorded at the reporting date are used. In the absence of an active market, commonly adopted estimation methods and valuation models are used, which take into account all the risk factors related to the instruments and which are based on data recorded on the market such as: valuation of listed securities with similar characteristics, discounted cash flow calculations, option pricing models and values recognized in recent comparable transactions. For equity securities and derivatives on equity securities that are not listed on an active market, the cost criterion is used as an estimate of the fair value only on a residual basis and limited to rare circumstances, i.e., if none of the measurement models previously mentioned can be applied, or if there is a wide range of possible fair value measurements, in which case the cost represents the most meaningful estimate.

For further information on the criteria for determining the fair value, please refer to Section “A.4 Information on Fair Value” of Part A of these Notes to the consolidated financial statements.

d) revenue recognition criteria

The interest of the three sub-items that comprise this category is recorded under item “10 - Interest income and similar revenues”.

Realised gains and losses, the gains and losses from measurements for “Financial assets held for trading”, including derivatives associated with financial assets/liabilities measured at fair value, are booked to the income statement under item “80 - Net trading income (expenses)”. These income effects pertaining to “Financial liabilities measured at fair value” as well as “Other Financial assets mandatorily measured at fair value” are booked to the income statement under item “110 - Net profit/loss from financial assets and liabilities measured at fair value through profit and loss”, in the sub-items “a) financial assets and liabilities measured at fair value” and “b) other Financial assets mandatorily measured at fair value”, respectively.

e) derecognition criteria

Financial assets are derecognised from financial statements: i) upon expiration of the contractual rights on the cash flows resulting from the assets, or ii) when the financial assets are sold and all related risks/benefits are transferred. However, if a relevant portion of the risks and benefits associated with disposed financial receivables have been maintained, they continue to be posted in the financial statements, even if legal ownership of the asset has been effectively transferred.

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If it is not possible to ascertain a substantial transfer of risks and benefits, the financial assets are derecognised when control of the assets has been surrendered. Conversely, if such control has been maintained, even partly, the assets should continue to be recognised to the extent of residual involvement, as measured by the exposure to the changes in value of the assets disposed and to the changes in their cash flows.

Finally, disposed financial assets are derecognised if the contractual rights to receive the cash flows are maintained and a contractual obligation is simultaneously undertaken to pay only said flows, without a significant delay, to third parties.

f) reclassification criteria

According to the general rules established by IFRS 9 on reclassifying financial assets (with the exception of equity securities, for which reclassification is not permitted), reclassifications to other categories of financial assets are not permitted unless the entity changes its Business Model for managing financial assets. In these cases, which are expected to be highly infrequent, financial assets may be reclassified from the category ‘measured at fair value through profit or loss’ to one of the other two categories envisaged by IFRS 9 (financial assets measured at amortised cost or financial assets measured at fair value through other comprehensive income). The transfer value is represented by the fair value at the time of the reclassification and the effects of the reclassification apply prospectively from the reclassification date. In this case, the effective interest rate of the reclassified financial asset is calculated based on its fair value at the reclassification date and this date is considered as the initial recognition date in assigning it to the various credit risk stages (stage assignment) for purposes of impairment.

For more information on classification criteria for financial instruments, please refer to the section “Classification criteria for financial assets” below.

2 Financial assets designated at fair value through other comprehensive income (FVTOCI)

a) classification criteria

This category includes financial assets represented by:

•	debt securities, managed as part of a “Hold to collect and sell” business model and whose contractual flows represent only payments of principal and interest on the residual capital (SPPI test passed);

•	equity instruments (not qualifiable as control, association and joint control), held as part of a Business Model other than trading for which the option for recognition in the individual instrument was irrevocably exercised at the time of initial recognition of the individual instrument, the option for recognition in the statement of comprehensive income from changes in fair value after initial recognition (OCI election).

b) recognition criteria

Financial assets are initially recognised on the date of settlement, with reference to debt or equity instruments, and on the date of disbursement with reference to loans.

On initial recognition, the assets are measured at their fair value, which normally corresponds to the price paid, inclusive of transaction costs or income directly attributable to the instrument.

c) measurement criteria

Financial assets represented by debt securities and loans, following initial recognition, continue to be measured at fair value, with recognition in the income statement of interest (based on the effective interest rate method), expected credit losses and any exchange rate changes. Other impairment gains or losses, on the other hand, are booked to the appropriate equity reserve net of the associated tax effect (item “120 - Valuation reserves”). Upon cancellation of the financial asset, the accumulated profits or losses in the valuation reserve will be subject to recycling to the Income Statement (item “100. Gains (losses) on disposal / repurchase of: b) financial assets measured at fair value through other comprehensive income).

Financial assets represented by equity instruments, following initial recognition, continue to be measured at fair value, with changes booked to the appropriate equity reserve net of the associated tax effect (item “120 - Valuation reserves”). The amounts recognised in this reserve will never be transferred to the income statement, even in the event of a sale; in this case, a reclassification is made to another equity item (item “150 - Reserves”). Furthermore, no write-down to the income statement is envisaged for these assets as they are not subject to any impairment process. The only component of these equity securities that is recognised in the income statement is represented by the related dividends (item “70 - Dividends and similar income”).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

For equity securities included in this category, which are not listed on an active market, the cost criterion is used as an estimate of the fair value only on a residual basis and limited to rare circumstances, i.e., if none of the measurement models previously mentioned can be applied, or if there is a wide range of possible fair value measurements, in which case the cost represents the most meaningful estimate.

For further information on the criteria for determining the fair value, please refer to Section “A.4 Information on Fair Value” of Part A of these Notes to the consolidated financial statements.

Financial assets measured at fair value through other comprehensive income - both in the form of debt securities and loans - are subject to verification of the significant increase in credit risk (impairment) as required by IFRS 9, similar to assets measured at amortised cost, with the consequent recognition in the income statement of a value adjustment to cover expected losses. In summary, an estimated loss at one year is recognised, at the initial recognition date and at every subsequent reporting date, on instruments classified in stage 1 (i.e., on financial assets at the origination date, if not impaired, and on instruments for which there has not been a significant increase in credit risk compared to the initial recognition date). Instead, for instruments classified in stage 2 (performing, for which there has been a significant increase in credit risk compared to the initial recognition date) and stage 3 (non-performing exposures) an expected loss is recorded for the entire residual life of the financial instrument. Conversely, equity securities are not subject to the impairment test.

For more detailed information, please refer to the subsequent paragraph “Use of estimates and assumptions when preparing financial statements - Methods for calculating impairment on IFRS 9 financial instruments”.

d) revenue recognition criteria

As regards financial instruments represented by debt instruments:

•	interest is recorded under item “10 - Interest income and similar revenues”;

•	expected credit losses recognised for the year are accounted for in item “130 - “Net impairment (losses)/reversals for credit risk of: (b) financial assets measured at fair value through other comprehensive income as a balancing entry to the specific equity valuation reserve (“120. Valuation reserves”); the same applies to recoveries of part or all of the write-downs made in previous financial years;

•	at the moment of derecognition, valuations accumulated in the specific equity reserve are reversed to the income statement under item “100 - Gains/losses from disposal/repurchase of: b) financial assets measured at fair value through other comprehensive income”.

As regards financial instruments represented by equity instruments, for which the “OCI election” was exercised, only dividends are booked to the income statement (item “70 - Dividends and similar income”).

e) derecognition criteria

Financial assets are derecognised from financial statements: i) upon expiration of the contractual rights on the cash flows resulting from the assets, or ii) when the financial assets are sold and all related risks/benefits are transferred. However, if a relevant portion of the risks and benefits associated with disposed financial receivables have been maintained, they continue to be posted in the financial statements, even if legal ownership of the asset has been effectively transferred.

If it is not possible to ascertain a substantial transfer of risks and benefits, the financial assets are derecognised when control of the assets has been surrendered. Conversely, if such control has been maintained, even partly, the assets should continue to be recognised to the extent of residual involvement, as measured by the exposure to the changes in value of the assets disposed and to the changes in their cash flows.

Finally, disposed financial assets are derecognised if the contractual rights to receive the cash flows are maintained and a contractual obligation is simultaneously undertaken to pay only said flows, without a significant delay, to third parties.

f) reclassification criteria

According to the general rules established by IFRS 9 on reclassifying financial assets (with the exception of equity securities, for which reclassification is not permitted), reclassifications to other categories of financial assets are not permitted unless the entity changes its Business Model for managing financial assets. In these cases, which are expected to be highly infrequent, financial assets may be reclassified from the category ‘measured at fair value through other comprehensive income’ to one of the other two categories envisaged by IFRS 9 (financial assets measured at amortised cost or financial assets measured at fair value through profit or loss). The transfer value is represented by the fair value at the time of the reclassification and the effects of the reclassification apply prospectively from the reclassification date. If assets are reclassified from this category to the amortised cost category, the cumulative gain (loss) recorded in the valuation reserve is adjusted to the fair value of the financial asset at the reclassification date.

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If, instead, assets are reclassified to the fair value through profit or loss category, the cumulative gain (loss) recorded previously in the valuation reserve is reclassified from shareholders’ equity to profit (loss) for the year.

For more information on classification criteria for financial instruments, please refer to the section “Classification criteria for financial assets” below.

3 Financial assets measured at amortised cost

a) classification criteria

Included in this category are financial assets represented by loans and debt securities held according to a business model whose objective is achieved through the collection of contractually stipulated cash flows (business model “Hold to collect”) and whose contractual flows represent only principal and interest payments on the principal to be repaid (SPPI test passed).

The portfolio of financial assets measured at amortised cost includes:

•	the entire portfolio of loans in the various technical forms that satisfy the above requirements (including repurchase agreements), stipulated with both banks and customers;

•	debt securities, mainly government bonds, which satisfy the above requirements;

•	operating receivables connected with providing financial assets and services as defined in the Consolidated Banking Law and the Consolidated Law on Finance (e.g., for distribution of financial products and servicing activities);

•	receivables originating from financial lease transactions which, in accordance with IFRS 16, are recognised as credits as they transfer risks and benefits to the lessee, including the values referring to assets pending financial leasing, such as properties under construction;

•	loans to banks and central banks other than “at sight”.

b) recognition criteria

Financial assets are initially recognised on the date of settlement, with reference to debt securities, and on the date of disbursement, with reference to loans. In particular, as far as loans are concerned, the disbursement date normally coincides with the contract execution date. If this coincidence does not occur, at the time of the contract execution, a commitment to disburse funds is recorded, which closes on the date of disbursement of the loan. The initial recognition is based on the fair value of the financial instrument (which is normally equal to the amount disbursed or price of underwriting), inclusive of the costs/income directly related to the individual instruments and determinable as of the transaction date, even if such costs/income are settled at a later date. This does not include costs which have these characteristics but are subject to repayment by the debtor or which can be encompassed in ordinary internal administrative expenses.

Repurchase agreements with forward repurchase or resale obligation are recorded in the Financial Statements as funding or lending transactions. In particular, spot sales and forward repurchase transactions are recognised in the financial statements as payables for the spot amount received, while spot purchase and forward resale transactions are recognised as receivables for the spot amount paid.

c) measurement criteria and revenue recognition criteria

Following initial recognition, financial assets booked to this category are measured at amortised cost using the effective interest rate criterion. This interest is recorded under item “10 - Interest income and similar revenues”. The gross book value is equal to the first-time recognition value:

•	less principal repayments;

•	less/plus amortisation – calculated using the effective interest rate method – of the difference between the amount disbursed and the amount repayable upon maturity, typically attributable to the costs/income directly charged to each receivable.

The effective interest rate is identified by calculating the rate that equals the present value of future flows of the asset, in terms of principal and interest, to the amount disbursed including the costs/income related to the asset. The estimate of cash flows must take into account all contractual clauses that may affect amounts and maturities, without considering the expected losses on the asset. This accounting method, using a financial logic, makes it possible to distribute the economic effect of all transaction costs, commissions, premiums or discounts considered an integral part of the effective interest rate over the expected residual life of the asset. The amortised cost method is not used for short-term receivables, for which the effect of applying a discounting approach is negligible, for loans without a defined maturity, and for revocation loans.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

For more details on amortised cost, please refer to the paragraph “amortised cost” included in the paragraph “Other significant accounting practices” below.

The book value of financial assets at amortised cost is adjusted to take into account any provision to cover expected losses (expected credit losses). For each reporting period, the aforementioned assets are subject to impairment testing with the aim of estimating expected losses in value for credit risk (ECL - Expected Credit Losses). These losses are recorded in the income statement under item “130 - Net impairment (losses)/reversals for credit risk”. If there is no reasonable expectation of recovery, the gross exposure is written-off: in this case, the gross exposure will be reduced by the amount deemed non-recoverable, as a balancing entry to the reversal of the provision to cover expected losses and impairment losses in the income statement, for the part not covered by the provision. For further details on the accounting treatment of “write-offs”, please refer to the following paragraph on “derecognition criteria”.

More specifically and as better explained in the paragraph “Use of estimates and assumptions when preparing financial statements - Methods for calculating impairment on IFRS 9 financial instruments”, the impairment model classifies the assets into three separate stages (stage 1, stage 2, stage 3), according to trends in the debtor’s creditworthiness, each of which has different criteria for measuring expected losses:

•	stage 1: includes performing financial assets for which there has been no significant increase in credit risk with respect to the initial recognition date, or for which credit risk is considered low. Impairment is based on an estimate of expected loss over a one-year time horizon (expected loss that would result from default events on financial assets that are deemed possible within one year of the reference date);

•	stage 2: includes performing financial assets that have undergone a significant deterioration in credit risk with respect to initial recognition. Impairment is measured as the estimated expected loss with reference to a timespan equal to the residual life of the financial asset;

•	stage 3: represents non-performing financial assets (probability of default equal to 100%), to be assessed based on an estimate of expected loss over instrument’s life.

For performing assets, expected losses are determined according to a collective process based on certain risk parameters represented by the probability of default (PD), the loss rate in the event of default (LGD, Loss Given Default) and the exposure value (EAD, Exposure At Default) deriving from internal models for the calculation of regulatory credit risk, appropriately adjusted in order to take into account the specific requirements envisaged by accounting regulations.

For non-performing assets, i.e., assets for which, in addition to a significant increase in credit risk, objective evidence of impairment has been found, impairment losses are quantified based on an analytical or lump-sum measurement process by homogeneous risk categories, aimed at determining the present value of expected future recoverable cash flows, discounted using the original effective interest rate or a reasonable approximation thereof, if the original interest rate cannot be directly determined.

The non-performing asset category includes exposures assigned with the status of bad loan, unlikely to pay, or past-due/overdrawn for more than ninety days, in accordance with the definitions established by supervisory regulations in effect (Bank of Italy Circular no. 272 “Accounts Matrix”) and referred to in Bank of Italy Circular no. 262, as these definitions are deemed consistent with accounting regulations envisaged in IFRS 9 for objective evidence of impairment.

In the event of sale scenarios, the cash flows are calculated based not only on the forecast of the recoverable amounts through internal management activity, but also on the basis of the flows that can be obtained from any sale on the market, according to the approach described in the subsequent paragraph “Use of estimates and assumptions when preparing financial statements - Methods for calculating impairment on IFRS 9 financial instruments”.

In addition, the expected cash flows include forecasts for collection timing and the realisable value of any guarantees as well as the costs connected with obtaining and selling the guarantee. In this regard, in the event that the Bank uses a third party to collect non-performing loans, the fees paid to the outsourcer for activities strictly related to collection are considered for the purpose of estimating impairment losses. These costs are considered for both non-performing and performing exposures, if for the latter it is probable that in the event of a transfer to bad loans, the collection activities will be assigned to third parties.

For fixed-rate positions, the original effective rate used to discount the expected cash flows from collection, calculated as described above, remains unchanged over time even if there is a change in the contractual rate due to the debtor’s financial difficulties. For floating-rate positions, the rate used to discount cash flows is updated for the indexing parameter (e.g., Euribor), while keeping the fixed spread at the original level.

The financial asset’s original value is restored in subsequent financial years when there is an improvement in the exposure’s creditworthiness compared to that which had led to the previous write-down. The reversal is posted to the same item in the income statement (“130 - Net impairment (losses)/reversals for credit risk”) and may not, in any case, exceed the

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amortised cost that the asset would have had without prior adjustments. For more detailed information on the impairment model, please refer to the subsequent paragraph “Use of estimates and assumptions when preparing financial statements - Methods for calculating impairment on IFRS 9 financial instruments”.

For non-performing exposures, accrued interest is calculated based on amortised cost, i.e., using the value of the exposure - calculated with the effective interest rate - adjusted for expected losses. In case of management of non-performing exposures, or of transfer from stage 3 to stage 2 or stage 1, interest will once again be calculated based on the gross exposure value; the positive difference is recognised, as the recovery of previous impairment losses, as an offsetting entry to item “130. Net impairment (losses)/reversals for credit risk”. The same accounting entry is made in the event that the interest collected is greater than the expected cash flows.

Finally, for non-performing exposures that do not accrue contractual interest, such as bad loans, this interest corresponds to the progressive release of the discounting of collection forecasts, as the effect of the simple passage of time.

d) derecognition criteria

Financial assets are subject to derecognition when: (i) the contractual rights to the cash flows arising therefrom have expired, or when (ii) the financial assets are sold with the substantial transfer of all risks and benefits resulting from the ownership. However, if a relevant portion of the risks and benefits associated with disposed financial receivables have been maintained, they continue to be posted in the financial statements, even if legal ownership of the asset has been effectively transferred.

If it is not possible to ascertain a substantial transfer of risks and benefits, the financial assets are derecognised when control of the assets has been surrendered. Conversely, if such control has been maintained, even partly, the assets should continue to be recognised to the extent of residual involvement, as measured by the exposure to the changes in value of the assets disposed and to the changes in their cash flows.

Disposed financial assets are derecognised if the contractual rights to receive the cash flows are maintained and a contractual obligation is simultaneously undertaken to pay only said flows, without a significant delay, to third parties.

Finally, assets subject to substantial changes, as more fully described in the paragraph “Renegotiations”, are derecognised.

With regard to non-performing financial assets, the asset may be derecognised following the acknowledgement of the non-recoverability of the exposure and the resulting closure of the collection process (definitive derecognition), and entails the reduction of the nominal value and of the gross book value of the loan. This case occurs when settlement agreements have been reached with the debtor that entail a reduction in the loan (resolution agreement) or in the presence of specific situations such as, for example:

•	a judgement has been handed down by the court that declares the loan all or partially settled;

•	the conclusion of bankruptcy or enforcement proceedings against both the principal debtors and guarantors;

•	the conclusion of all possible judicial and extra-judicial actions for credit collection;

•	the completion of a mortgage lien on an asset under guarantee, with the resulting derecognition of the loan guaranteed by the property under lien, in the absence of further specific guarantees or other actions that can be taken to recover the exposure.

These specific situations may result in a full or partial derecognition of the exposure but do not necessarily imply a waiver of the legal right to collect the loan.

In addition, non-performing financial assets may be derecognised following their “write-off”, upon acknowledgement that there are no reasonable expectations of collection, while continuing with actions aimed at their recovery. This write-off is carried out in the financial year in which the loan, or part of it, is considered non-recoverable - despite not closing the legal procedure - and can take place before the legal actions taken against the debtor and guarantors for credit collection. It does not imply the waiver of the legal right to collect the loan and is made if the loan documentation contains reasonable financial information indicating that the debtor will be unable to repay the loan amount. In this case, the gross nominal value of the loan remains unchanged, but the gross book value is reduced by an amount equal to the amount to be written off, which may represent the full exposure or a portion of it. The write-off amount cannot be subjected to subsequent write-backs following an improvement in collection forecasts, rather only as the result of amounts effectively collected.

In the event of derecognition, the difference between the book value of the asset at the derecognition date and consideration received, inclusive of any assets received net of any liabilities assumed, must be recognised in the income statement, under item “100. a) Profits/(Losses) from disposal or repurchase of: financial assets measured at amortised cost”.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

e) reclassification criteria

According to the general rules established by IFRS 9 on reclassifying financial assets, reclassifications to other categories of financial assets are not permitted unless the entity changes its Business Model for managing financial assets. In these cases, which are expected to be highly infrequent, financial assets may be reclassified from the category ‘measured at amortised cost’ to one of the other two categories envisaged by IFRS 9 (financial assets measured at fair value through other comprehensive income or financial assets measured at fair value through profit or loss). The transfer value is represented by the fair value at the time of the reclassification and the effects of the reclassification apply prospectively from the reclassification date. Gains or losses resulting from the difference between the amortised cost of the financial asset and the associated fair value are booked to the income statement in the case of reclassification under “Financial assets measured at fair value through profit or loss” and, under equity, in the appropriate valuation reserve, in the case of the reclassification under “Financial assets measured at fair value through other comprehensive income”.

For more information on classification criteria for financial instruments, please refer to the section “Classification criteria for financial assets” below.

4 Hedging transactions

The Bank availed itself of the possibility, envisaged on first-time application of IFRS 9, to continue to use all of the provisions of IAS 39 (carved out version endorsed by the European Commission) as regards hedge accounting for all types of hedge (both micro and macro hedges).

a) reclassification criteria - type of hedge

Risk-hedging transactions are aimed at offsetting any potential losses on a certain financial instrument or group of financial instruments that may arise from a specific risk should it occur. The following types of hedging are included:

•	fair value hedges, which are intended to hedge the exposure to changes in fair value of a recognised asset or liability that are attributable to a particular risk. These include generic fair value hedges (macro-hedges) having the objective of reducing fluctuations in fair value due to interest rate risk, of a monetary amount, arising from a portfolio of financial assets and liabilities (including core deposits). Generic hedges cannot be used to cover net amounts resulting from the offsetting of assets and liabilities;

•	cash flow hedges, which are intended to hedge the exposure from variability in future cash flows attributable to particular risks associated with a recognised asset or liability or a transaction that is deemed highly likely;

•	hedges of a net investment in a foreign operation, which refers to hedging the risks of an investment in a foreign operation denominated in a foreign currency.

Only instruments that involve a counterparty outside the Bank can be designated as hedging instruments. Given the decision of the Bank to avail itself of the option of continuing to fully apply the rules of IAS 39 for hedging relationships, it is not possible to designate equity securities classified under Financial assets measured at fair value through other comprehensive income (FVOCI) as items hedged against price or exchange rate risk, given that these instruments do not impact the income statement, not even in the event of sale (except for the dividends that are recognised in the income statement).

b) recognition criteria

Financial hedging derivatives, just as for all derivatives, are initially recognised at fair value on the date the contract is stipulated and are classified, as a function of their positive or negative value, in the asset item “50. Hedging derivatives” or in the liability item “40. Hedging derivatives”.

A relationship qualifies as a hedge, and is represented in the accounts, if and only if all the following conditions are met:

•	at the start of the hedge there is a formal designation and documentation of the hedging relationship, the company’s objectives in managing the risk and the strategy in carrying out the hedge. This documentation includes the identification of the hedging instrument, the hedged item or transaction, the nature of the hedged risk and how the company assesses the effectiveness of the hedging instrument in offsetting the exposure to changes in the fair value of the hedged element or cash flows attributable to the hedged risk;

•	the hedge is expected to be highly effective;

•	the planned transaction subject to hedging, for cash flow hedges, is highly probable and presents an exposure to changes in cash flows that could affect the income statement;

•	the effectiveness of the hedge can be reliably measured;

•	the hedge is valued on the basis of a continuity criterion and is considered highly effective for all the reference financial years for which the hedge was designated.

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Hedge effectiveness depends on the extent to which changes in the fair value or expected cash flows of the hedged item are offset by corresponding changes in the hedging instrument. Therefore, effectiveness is measured by comparing these changes, taking into account the intent pursued by the company at the time the hedge is put in place. With reference to the hedged risk, the hedging is effective (within the 80% to 125% window) when the changes in fair value (or in the cash flows) of the hedging instrument offset the changes in the hedged item almost entirely.

Effectiveness is assessed at year-end or at interim reporting dates by using:

•	prospective tests, which justify the application of hedge accounting, as they demonstrate its expected effectiveness;

•	retrospective tests, which show how effective the hedging relationship has been in the period under review (i.e. measure how far the actual results have deviated from a perfect hedge).

c) measurement criteria and revenue recognition criteria

Hedging derivatives are measured at fair value. In particular:

Fair value hedging

In the case of specific fair value hedging, the change in the fair value of the hedged element (for changes generated by the underlying risk factor) adjusts the book value of the hedged element and is immediately recognised, regardless of the category to which the hedged asset or liability belongs, along with the change in the fair value of the hedging instrument, in income statement item “90 - Net profit (loss) from hedging”. Any difference, i.e. partial ineffectiveness of the hedging derivatives, reflects their net P&L impact.

If the hedging relationship is suspended, the hedged instrument, if not derecognised from financial statements, is returned to the original valuation criterion of the class to which it belongs. Specifically for instruments measured at amortised cost, the cumulative revaluations/write-downs recorded as a result of changes in the fair value of the hedged risk are recognised in the income statement in interest income and expense over the residual life of the hedged item, based on the effective interest rate. Instead, if the suspension of the hedge is accompanied by the derecognition from financial statements of the hedged item (e.g., sale or early repayment), the fair value portion not yet amortised is immediately recognised in the income statement under the item “90 - Net profit (loss) from hedging”.

With regard to generic fair value hedging transactions (macro-hedges), changes in fair value of the hedged risk of assets and liabilities subject to hedging are recorded in the balance sheet, respectively, under item “60 - Change in value of macro-hedged financial assets” or “50 - Change in value of macro-hedged financial liabilities”. The offsetting item for changes in value in both the hedged element and the hedging instrument, similar to specific fair value hedges, is item “90 - Net profit (loss) from hedging” in the income statement. In the event of termination of a generic fair value hedging relationship, the cumulative revaluations/write-downs recorded in the above-mentioned balance sheet items are recognised in the income statement under interest income or expense for the residual duration of the original hedging relationships, subject to verification that the prerequisites have been met.

Cash flow hedging

The changes in fair value of the hedging instrument are posted to a specific shareholders’ equity reserve (item “110 - Valuation reserves”) with reference to the effective portion of the hedge, while fair value changes of the hedging instrument that are not offset by changes in the hedged item’s cash flows are posted to the income statement under item “90 - Net profit (loss) from hedging”. If the cash flow hedge is no longer considered effective, or the hedging relationship is terminated, the total amount of profits or losses on the hedging instrument, already recognised under “Valuation reserves”, is recognised in the income statement only when the hedging transaction will take place or when it is no longer considered possible for the transaction to occur; in the latter circumstance, the profits or losses are transferred from the shareholders’ equity item to the income statement item “90. Net profit (loss) from hedging”.

Hedges of foreign currency investments

Hedges of foreign currency investments are accounted for similarly to cash flow hedges.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

d) derecognition criteria

If the tests do not confirm hedge effectiveness, both retrospectively and prospectively, hedge accounting is discontinued as described above. In this circumstance, the hedging derivative contract is reclassified under “Financial assets measured at fair value through profit or loss” and in particular under financial assets held for trading.

In addition, the hedging relationship ceases when:

•	the derivative expires, is extinguished or exercised;

•	the hedged item is sold, expires, or is repaid;

•	the hedge no longer fulfils the aforementioned hedge accounting requirements;

•	the company revokes the designation of the hedging relationship.

As an exception to the provisions of IAS 39, discontinuing is not carried out following the updating of the documentation on the hedging relationship (due to the change in the hedged risk, the hedged underlying, the hedging derivative or the method for verifying the resilience of the hedge) in the event of changes necessary as a direct consequence of the Reform of the reference indices for the determination of interest rates (IBOR Reform) and carried out on an equivalent economic basis.

5 Equity investments

a) classification criteria

This item includes equity interests held in subsidiaries, associates or joint ventures, which are recognised in accordance with the cost method.

Equity investments and equity securities are considered subject to control (subsidiaries) if the Bank directly or indirectly holds the absolute majority of voting rights and such rights are substantive, or if the Bank holds the relative majority of voting rights and the other voting rights are widely dispersed among shareholders. Control may also exist in situations in which the Bank does not hold the majority of voting rights, but holds sufficient rights to have the practical ability to unilaterally direct relevant activities of the investee or in the presence of:

•	substantive potential voting rights through underlying call options or convertible instruments;

•	rights deriving from other contractual arrangements which, combined with voting rights, give the Bank the de facto ability to direct production processes, other operating or financial activities able to significantly influence the investee’s returns;

•	power to influence, through rules of the articles of association or other contractual arrangements, governance and decision-making procedures regarding relevant activities;

•	majority of voting rights through contractual arrangements formalised with other holders of voting rights (i.e., shareholders’ agreements).

As regards structured entities - investment funds the Bank takes the following positions with respect to funds:

•	subscriber of units, held for long-term investment purposes or for trading;

•	counterparty in Loans/derivatives.

A controlling relationship is established if the Bank meets simultaneously the following conditions:

•	has the power to direct the relevant activities, if:

-	it acts as fund manager and there are no substantial rights of dismissal by other investors; or

-	has a substantive right to dismiss the fund manager (outside the Bank) without just cause or for reasons attributable to the performance of the funds; or

-	the governance of the fund is such as to allow the Bank to substantially govern the relevant activities;

•	has a significant exposure to the variable returns of the fund, through the direct holding of units deemed significant, in addition to any other form of exposure related to the economic results of the fund;

•	it is in a position to affect these returns through the exercise of power, if:

-	it is the fund manager;

-	it has a substantial right to dismiss the fund manager (external to the Bank);

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-	it has a right to participate in the fund’s committees such as to give to the Bank the legal and/or practical authority to control the activities carried out by the manager;

-	there are contractual relationships that bind the fund to the Bank for the subscription or placement of units.

Lastly, with reference to structured entities - special purpose securitisation vehicles, the Bank checks the fulfilment of requirements of control over special purpose securitisation vehicles, considering both the possibility of exercising power over the relevant assets for its own benefit and the ultimate purpose of the transaction, as well as the involvement of the investor/sponsor in the structuring of the transaction.

For autopilot entities, the subscription of the substantial entirety of the notes by the Bank is considered an indicator of the presence, particularly during the structuring phase, of the power to manage relevant activities to influence the economic returns of the transaction.

Companies subject to significant influence are considered associates. It is assumed that the company exercises significant influence in all cases in which it holds at least 20% of the voting rights (including “potential” voting rights) and, regardless of the interest held, if the company has the power to participate in management and financial decisions of the investee, by virtue of specific legal connections, such as shareholders’ agreements, with the purpose for the agreement’s participants to ensure representation in management bodies and to ensure management unity, without having control.

Entities are considered to be jointly controlled companies when control is shared between the Bank and one or more other parties based on contracts or agreements of another nature, according to which financial and management decisions with strategic purposes are made through the unanimous consent of all parties that share control. This occurs when the voting rights and control of the economic activity of the investee are shared equally by Banca MPS and another entity. In addition, a joint investment is defined as an equity investment in which, even in the absence of an equal share of voting rights, the unanimous consent of all parties sharing control is required for the making of resolutions concerning the relevant activities.

b) recognition criteria

Initial recognition of financial assets classified in this category occurs on the settlement date, for a total value equal to the cost, including any goodwill paid at the time of acquisition, which is therefore not subject to independent and separate recognition.

c) measurement criteria and revenue recognition criteria

Equity investments in subsidiaries, associates and joint ventures are recognised at cost. At each date of the financial statements or interim reports, the equity investments are tested for indicators of impairment. If evidence of impairment indicates that there may have been a loss in value of an equity investment, then the recoverable value of the equity investment (which is the higher of the fair value, less costs to sell, and the value in use) should be estimated. The value in use is the present value of the future cash flows expected to be derived from the equity investment, including those arising from its final disposal.

Should the recoverable value be less than its book value, including any goodwill, the difference is recognised immediately in the income statement under item “220 - Gains (losses) on investments”. Should the reasons for impairment no longer apply as a result of an event occurring after the impairment was recognised, reversals of impairment losses are charged to the same item in the income statement, up to the amount of the previously recognised impairment.

For more detailed information, please refer to the paragraph “Use of estimates and assumptions when preparing financial statements - Methods for calculating impairment on equity investments”.

The dividends from these equity investments are recognised in the Parent Company’s income statement, regardless of whether it was generated by the investee before or after the acquisition date. The result of the disposal of equity investments is recognised in the income statement under item “220 - Gains (losses) on investments”.

d) derecognition criteria

Equity investments are derecognised upon maturity of the contractual rights on the cash flows resulting from the assets or when all related risks/benefits associated to them are transferred. If there is a situation that results in loss of significant influence or of joint control, any residual equity investment is reclassified in the IFRS 9 financial asset portfolios.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

6 Property, plant and equipment

a) classification criteria

Property, plant and equipment include land, properties for business use, investment properties, systems, furnishings and fixtures, equipment of any type that is expected to be used for more than one period, as well as artworks.

Operating properties are properties owned by the Bank and used in the production or supply of goods and services or for administrative purposes (classified as “Property, plant and equipment used in the business” and recognised in accordance with IAS 16), whereas investment properties are those owned by the Bank for the purpose of collecting rents and/or held for appreciation of capital invested (classified as “Property, plant and equipment held for investment” and follow the rules set forth in IAS 40).

This item also includes tangible assets classified according to IAS 2 “Inventories”, which mainly relate to assets arising from the enforcement of guarantees or from the purchase at auction that the company intends to sell in the near future, without carrying out significant restructuring work, and which do not qualify for classification in the previous categories.

Property, plant and equipment includes those assets associated with finance lease contracts that were returned to the company, as lessor, following contract termination and the simultaneous closure of the original credit position.

This category also includes i) rights of use acquired through leasing, both financial and operating, relating to property, plant and equipment that the Bank uses as lessee in the business or for investment purposes, ii) assets granted under operating leases (for lessors), as well as iii) improvements and incremental expenses incurred on owned assets and third-party assets, the latter provided they are identifiable and separable (e.g. ATMs).

b) recognition criteria

Property, plant and equipment are originally recognised at cost, which includes the purchase price and any additional charges directly attributable to the purchase and installation of the assets.

Non-recurring expenditures for maintenance which involve an increase in future economic benefits are booked as an increase in the value of the assets, while expenses for ordinary maintenance are booked to the income statement.

c) measurement criteria and revenue recognition criteria

Subsequent to initial recognition, property, plant and equipment for business use are valued at cost, as defined above, net of cumulative depreciation and any cumulative impairment, with the exception of:

•	real estate used in the business for which the Bank has adopted the option allowed by IAS 16, to measure them on the basis of the revaluation method;

•	properties held for investment purposes, for which the Bank has adopted the option, permitted by IAS 40, of measuring them on the basis of the fair value method;

•	property, plant and equipment falling under IAS 2 are valued at the lower of the cost and the net realisable value, represented by the estimated sale price less the presumed costs for completion and the other costs necessary to make the sale.

The revaluation method requires that assets be carried at a restated amount, equal to the fair value at the date of revaluation, less any accumulated depreciation and value adjustments. More specifically:

•	if the carrying amount has increased following a revaluation, the increase is recognised with an offsetting entry in liability item “110 - Valuation reserves”, with the exception of write-backs of previous impairment recognised in the income statement. In this case the increase is recognised in the income statement in item “230 - Net gains (losses) on property, plant and equipment and intangible assets measured at fair value” within the limits of the above-mentioned impairment;

•	if the carrying amount of an asset has decreased following a revaluation, the decrease is recognised in the income statement in item “230 - Net gains (losses) on property, plant and equipment and intangible assets measured at fair value” unless the asset has been subject to a previous revaluation, in which case the impairment is recognised as a reduction of the liability item “110 - Valuation reserves”, for up to its total amount.

The Bank revalues the properties held for business use every six months, using appraisals prepared by independent experts.

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Property, plant and equipment held for business use, including operating properties measured at the “restated value”, are systematically depreciated over their useful life. The depreciable amount, equal to cost (or the net revalued value, if the revaluation method is adopted for valuation purposes) less the residual value (or the amount normally expected to be obtained from disposal, after deducting expected costs to sell, if the asset is already in the conditions, including in relation to age, expected at the end of its useful life), is broken down on a straight-line basis throughout the useful life of the asset, adopting the straight-line approach as the depreciation method. The useful life, subject to periodic review to identify any estimates significantly different from the previous ones, is defined as:

•	the period of time in which it is expected that an asset will be usable by the company or,

•	the quantity of products or similar units that the company expects to obtain from the use of the asset.

Depreciation begins when the asset is available for use and ends at the most recent date between that on which the asset is classified as held for sale and that of derecognition. For property, plant and equipment valued at cost, depreciation does not end when the asset becomes unused or is withdrawn from active use, unless the asset has already been fully depreciated. If a property for business use becomes unusable or is withdrawn from active use, it is necessary to promptly evaluate the change in the intended use and the resulting reclassification to property held for investment purposes or assets held for sale. In these cases, depreciation is discontinued.

The following are not amortised:

•	land, either on its own or included in the property value, is not subject to depreciation as it has an indefinite useful life;

•	works of art as their value is generally bound to increase over time;

•	investment properties, as required by IAS 40, which are measured at fair value with a balancing entry in the Income Statement and therefore must not be depreciated;

•	tangible assets recognised in accordance with IAS 2.

For leasehold improvements, represented by identifiable and separable tangible assets, depreciation is determined according to the useful life of these assets.

Periodic depreciation is posted to the income statement under item “180 - Net Value Adjustments/recoveries on Property, Plant and Equipment”.

The presence of any signs of impairment, or indications that assets might have lost value, shall be tested at the end of each reporting period. Should there be indications of impairment, for properties that are owned, with the exception of investment property, and those that are leased, a comparison is made between the book value of the asset and the asset’s recoverable value, i.e. the higher of the fair value, less any costs to sell, and the relevant value in use, which is the present value of the future cash flows generated by the asset.

Where the reasons for impairment cease to exist, a reversal is made, which shall not exceed the value that would have been determined (net of depreciation) had no impairment loss been recognised for the asset in prior periods.

Under the fair value method, used for property investments, the positive or negative change in fair value is recognised in the Income Statement in item “230 - Net gains (losses) on property, plant and equipment and intangible assets measured at fair value”. For the measurement of the fair value of the property assets in question, a fair value estimation process is carried out at least every six months.

For the methods used to measure the fair value and the periodicity of recalculation of real estate assets, please refer to the criteria illustrated in “Part A.4 - Information on fair value” below.

Property, plant and equipment falling under IAS 2 are valued in the same way as inventories and, therefore, at the lower of the cost at initial recognition and the net realisable value, represented by the estimated sale price less the presumed costs for completion and the other costs necessary to make the sale. Any losses in value are posted to the income statement under item “180 - Net Value Adjustments/recoveries on Property, Plant and Equipment”.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Property, plant and equipment represented by the right of use of assets under lease agreements

Pursuant to IFRS 16, a “lease” is a contract, or part of a contract, which, in exchange for a consideration, transfers the right of use (RoU) of an asset (the underlying asset) for a period of time.

The right-of-use asset acquired through the lease is recognised in the financial statements at the start date of the contract, i.e. at the date on which the asset is made available to the lessee and is initially valued at cost. This cost includes:

•	the initial measurement of the lease liability, net of VAT;

•	any lease payments made by the start date, net of any lease incentives;

•	any initial direct costs incurred, understood as incremental costs incurred to obtain the lease that would not have otherwise been incurred (e.g. brokerage commissions and success fees);

•	estimated costs of refurbishment and dismantling, in cases where the contract provides for them.

In connection with the right of use asset, the lessee recognises a liability for the lease under item “10 - Financial liabilities measured at amortised cost” corresponding to the present value of payments due for the lease. The discount rate used is the implicit interest rate, if it can be determined; otherwise, the lessee’s marginal borrowing rate is used. The Bank uses as the discount rate, where there is no implicit interest rate in the contract, the maturity curve aligned to the individual lease contracts consisting of the Euribor 6M base rate and the blended funding spread, the latter equal to the weighted average of the funding curves for unsecured senior bonds, protected deposits and preference deposits. The adoption of this curve is in line with the characteristics of leasing agreements, which typically provide for fixed fees throughout the duration of the contract, and of the underlying assets. The discount rate so defined takes into account the creditworthiness of the tenant, the duration of the lease, the asset underlying the right of use and the economic environment, identified in the Italian market, where the transaction takes place and therefore it is in line with the requirements of the standard.

The lessee may opt to recognise the payments due for the lease directly as a charge in the income statement, on a straight-line basis over the life of the lease agreement or according to another systematic method that represents the manner in which the economic benefits are used in the case of:

•	short-term leases (equal to or less than 12 months) that do not include a purchase option of the asset leased by the lessee;

•	leases in which the underlying asset is of modest value[6].

The Bank has chosen to recognise the cost in the income statement on a straight-line basis over the life of the lease agreement.

The lease term is determined taking into account:

•	periods covered by an option to extend the lease, if the exercise of the same is reasonably certain;

•	periods covered by a lease termination option, if the exercise of said option is reasonably certain.

During the term of the lease, the lessee must:

•	measure the right of use at cost, net of accumulated amortisation[7] and cumulative value adjustments determined and recognised on the basis of the provisions of IAS 36 “Impairment of assets”, adjusted to take into account any restatements of the lease liabilities;

•	increase the liability deriving from the lease transaction following the accrual of interest expense calculated at the implicit interest rate of the lease, or, alternatively, at the marginal borrowing rate and reduce it for payments of principal and interest.

In the event of changes in the payments due for the lease, the liability must be restated; the impact of the recalculation of the liability is recognised as a contra-entry to the asset consisting of the right of use.

[6]	The significance threshold identified is EUR 5,000.

7	In determining the amortisation period, account must be taken of whether or not the transfer of ownership of the underlying asset is envisaged at the end of the lease term or whether the cost of the asset consisting of the right of use reflects the fact that or not that the lessee will exercise the purchase option. In the first case, the amortisation period coincides with the useful life of the underlying asset, determined at the start date. In the second case, the amortisation period coincides with the useful life of the asset consisting of the right of use or, if shorter, the duration of the lease.

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d) derecognition criteria

Property, plant and equipment are derecognised from the balance sheet upon their disposal or when the assets are permanently withdrawn from use and no future economic benefits are expected as a result of their disposal.

Any gains and losses deriving from the disposal or sale of property, plant and equipment are calculated as the difference between the net sale price and the book value of the asset and are recognised in the income statement under item “250 - Gains (losses) on disposals of investments”.

In the case of the sale of a property for business use, the corresponding valuation reserve accrued is transferred to other components of Shareholders’ equity, specifically liability item “140 - Reserves”, with no reversal to profit or loss.

The right of use assets, accounted for according to IFRS 16, are derecognised at the end of the lease term.

7 Intangible assets

a) classification criteria

Intangible assets are non-monetary assets, identifiable and without physical substance, originating from legal or contractual rights, held for use over a multi-year or indefinite period, from which it is probable that future economic benefits will flow and whose cost can be reliably measured.

Intangible assets include:

•	technology-related intangible assets including software licenses, internal capitalised costs, projects and licenses under development; in particular, internally incurred costs for software project development are intangibles recognised as assets if, and only if: a) the cost for development can be measured reliably, b) the entity intends and is financially and technically able to complete the intangible asset and either use it or sell it, c) the entity is able to demonstrate that the asset will generate future economic rewards. Capitalised costs for software development only include the expenses that are directly attributable to the development process;

•	customer relationship intangible assets, represented by the value of assets under management/custody and core deposits in the event of business combinations;

•	goodwill, equal to the positive difference between the consideration paid for a business combination and the fair value of the assets and liabilities pertaining to an acquired company, as best specified in paragraph “16 – Other information, Business combinations”.

b) recognition criteria

They are recognised at cost, adjusted by any additional charges only if it is probable that the future economic benefits that are attributable to the asset will flow to the entity and if the cost of the asset can be measured reliably. The cost of intangible assets is otherwise posted to the income statement in the financial period it was incurred.

c) measurement criteria and revenue recognition criteria

The cost of intangible assets with a finite useful life is amortised on a straight-line basis over their useful life. In particular, for intangible assets originating from software developed internally and acquired from third parties, amortisation begins when the applications are completed and become operational. Instead, intangible assets with indefinite useful life are not amortised but the book value is periodically assessed for impairment.

At each annual and interim reporting date, the recoverable amount of the assets is estimated where there is evidence of impairment. The amount of the loss recognised in the income statement is equal to the difference between the book value and the recoverable amount of the assets.

The goodwill recognised is not subject to amortisation, but its book value is tested annually (or more frequently) when there are signs of impairment. To this end, the cash flow generating units to which goodwill is attributable are identified. These units represent the lowest level at which goodwill is monitored for internal management purposes and should not be larger than an operating segment as defined by IFRS 8.

The amount of the impairment loss is determined by the difference between the book value of goodwill and its recoverable amount, if lower. Said recoverable amount is the higher of the cash generating unit’s fair value, less costs to sell, and its value in use. Value in use is the present value of future cash flows expected to arise from the years of operation of the cash generating unit and its disposal at the end of its useful life. The resulting value adjustments are posted to the income statement under item “190 - Net value adjustments to (recoveries on) intangible assets”.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

The same item includes the periodic amortisation of intangible assets with a finite useful life. An impairment loss recognised for goodwill shall not be reversed in a subsequent period.

d) derecognition criteria

Intangible assets are derecognised from the balance sheet upon disposal and when no future economic benefits are expected.

8 Non-current assets held for sale and disposal groups

a) classification criteria

Non-current assets/liabilities and groups of assets/liabilities whose book value will presumably be recovered through sale rather than continuous use are classified in assets under item “110 - Non-current assets held for sale and disposal groups” and in liabilities under item “70 - Liabilities associated with disposal groups”.

To be classified in these items, the assets or liabilities (or disposal groups) must be immediately available for sale and there must be active and tangible programmes such as to suggest that their disposal is highly probable within one year of the date of classification in this category.

b) measurement criteria and revenue recognition criteria

Following initial recognition, non-current assets held for sale and disposal groups, with the relative liabilities, are valued at the lower of the book value and the fair value net of selling costs, with the exception of certain types of assets, such as, for example, all financial instruments falling under the scope of IFRS 9 - for which IFRS 5 specifically envisages that the measurement criterion of the reference accounting standard must be applied.

Amortisation/depreciation is discontinued at the date the non-current asset is classified as a non-current asset held for sale.

Should the assets and liabilities held for disposal be attributable to disposal group (identifiable with the operations of a significant independent business unit or geographical area, also as part of a single coordinate disposal project, rather than an investee company acquired exclusively for resale), the relative revenues and charges, net of tax, are recognised in the income statement under item “290 - Profit (Loss) after tax from discontinued operations” of the income statement. Profit and loss associated with individual assets under disposal are recognised in the most appropriate income statement item.

c) derecognition criteria

Non-current assets and group of assets/liabilities held for sale and disposal groups are derecognised from the balance sheet upon disposal.

9 Current and deferred tax

a) recognition criteria

The effects of current and deferred taxation calculated in compliance with Italian tax laws are recognised on an accrual basis, in accordance with the measurement methods of the income and expenses which generated them, by administering the applicable tax rates.

Income taxes are posted to the income statement, excluding those relating to items directly credited or charged to equity.

Income tax provisions are determined on the basis of a prudential forecast of current tax expense, deferred tax assets and liabilities.

Current tax includes the net balance of current tax liabilities for the financial year and current tax assets with the Financial Administration, comprising tax advances, tax credit arising from prior tax returns and other withholding tax credits. In addition, current tax includes tax credits for which reimbursement has been requested from the relevant tax authorities. Tax credits transferred as a guarantee of own debts shall also be recorded within this scope.

Deferred tax assets and liabilities are determined on the basis of the temporary differences – with no time limits – between the value assigned to the assets or liabilities in accordance with statutory principles and the corresponding values for tax purposes, applying the balance sheet liability method, deferred tax assets and liabilities connected to temporary difference for which it is considered unlikely that the conditions for their taxation will arise in the future, the long-term nature of the investments to which they relate, are not recognized. Also, it should be noted that the Bank has not recognised and does not provide information on deferred tax assets and liabilities relating to Pillar 2 income taxes published by the Organization for Economic Co-operation and Development (OECD), as stated in paragraph 4A of IAS 12.

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Deferred tax assets determined on the basis of deductible temporary differences are recognised in financial statements or interim disclosures for the extent to which they are likely to be recovered on the basis of the capacity of the company involved or all of the participating companies – as a result of exercising the option concerning “Tax consolidation” – to generate a positive taxable profit on an ongoing basis, in light of a probability test.

The probability of the recovery of deferred taxes relative to goodwill, other intangible assets and write-downs on loans (known as “convertible DTAs”) is to be automatically considered probable because of existing regulations that provide for conversion into tax credits, if a statutory and/or tax loss is incurred.

In particular, art. 2 - paragraphs 55 et seq. - of Italian Law Decree no. 225 of 29 December 2010 (and subsequent amendments) provides that:

•	if the financial statements filed by the company show a statutory loss for the year, deferred tax assets (IRES and IRAP) relating to goodwill, other intangible assets, and loan write-downs will be converted into tax credits for a portion equivalent to the ratio between the statutory loss and the book value of shareholders’ equity prior to said loss. The conversion into tax credits becomes effective from the date when the ‘loss-incurring’ separate financial statements are approved by the Shareholders’ Meeting;

•	if there is a tax loss for the year (that is, for IRAP purposes, a negative production value), the deferred tax asset relating to the deductions for goodwill, other intangible assets, and loan write-downs, which contributed to the formation of the tax loss (i.e., the negative production value) is transformed into a tax credit. Conversion will be effective as of the date of submission of the tax return for the financial year in which the loss is incurred.

As a result of the provisions contained in Italian Law Decree no. 83 of 27 June 2015, the convertible DTAs ceased to increase starting from 2016. In particular:

1.	for deferred tax assets relating to goodwill, other intangible assets newly recognised in financial statements from 2016 onwards are excluded from the regulations pursuant to art. 2 - paragraphs 55 et seq. - of Italian Law Decree 225/2010;

2.	for deferred tax assets relating to loan write-downs, from 2016 onwards, the accounting assumption for recognition in financial statements has ceased and these write-downs are entirely deductible in the accounting period. Note that the 2019 financial manoeuvre (Law no. 145 of 30 December 2018) repealed the full deductibility of loan write-downs upon first-time application of IFRS 9, exclusively following the adoption of the model for recognising the provision to cover expected losses (ECL), providing for the deductibility (IRES and IRAP) of these write-downs on a straight-line basis over 10 years. It was, however, explicitly stated that the relative DTAs recorded in financial statements as a result, although referring to write-downs on loans to customers, cannot be converted into tax credits pursuant to Italian Law Decree 225/2010. It should also be noted with respect to the original instalment plan that the 2019 instalment has been deferred to 2028 (see Law no. 160 of 27 December 2019) and the 2025 and 2026 instalments have been deferred for payment in four consecutive annual instalments from 2026 to 2029 and in three consecutive annual instalments from 2027 to 2029, respectively (see Law no. 207 of 30 December 2024).

Furthermore, note that the Bank exercised the irrevocable option provided in Italian Law Decree no. 59 of 3 May 2016 (and subsequent amendments) to maintain the right to convert DTAs relative to goodwill, other intangible assets, and loan write-downs and losses into tax credits; thus, it is necessary to pay an annual fee for each financial year from 2016 onwards, if the conditions apply, until 2030.

Deferred tax assets on unused tax losses are recognised based on the same criteria as those used to recognise deferred tax assets on deductible temporary differences: therefore, they are shown in the balance sheet to the extent to which they are likely to be recovered on the basis of the capacity of the company to generate a positive taxable profit in the future. Since the existence of unused tax losses may be symptomatic of difficulties to generate positive taxable profit in the future, IAS 12 establishes that if losses have been posted in recent periods, suitable evidence must be provided to support the existence of such profit in the future. Furthermore, current Italian tax law allows for IRES losses to be carried forward indefinitely (art. 84, paragraph 1, TUIR); as a result, verifying the existence of future taxable profit against which to use such losses is not subject to any time limits.

As mentioned above, the Bank verifies the probability that there will be future taxable income (probability test) using the risk-adjusted approach, which provides for the application of a discount factor to future income. This factor, applied with the compound interest criterion, discounts future income at an increasing rate to reflect its uncertainty. For more details on the assessments made by the Bank to verify the possibility of recognising deferred tax assets, please refer to the subsequent paragraph “Use of estimates and assumptions when preparing financial statements - Methods for recognising deferred tax assets (probability test)”.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Deferred tax assets and liabilities are calculated using the tax rates expected at the date on which the temporary differences are reversed, on the basis of the provisions in force at the reporting date. Any changes in tax rates or tax standards having a significant effect on deferred tax assets and liabilities that are issued or announced after the reporting date and before the publication authorisation date are treated as events after the balance sheet date that do not entail an adjustment pursuant to IAS 10, with the resulting disclosure in the notes.

Deferred tax assets and liabilities are posted to the balance sheet by offsetting each tax against the defined asset or liability to which it relates.

b) classification and measurement criteria

Deferred tax assets and liabilities are systematically measured to take account of any changes in regulations or tax rates and of any different subjective situations of Group companies.

With reference to tax consolidation of the Bank and participating subsidiaries, contracts have been stipulated to regulate offsetting flows in relation to the transfers of tax profits and losses. Such flows are determined by administering the applicable IRES tax rate to the taxable income of participating companies. The offsetting flow for companies that transfer tax losses – calculated as above – is posted by the consolidating to the consolidated company when and to the extent to which the consolidated company will transfer positive taxable income in tax periods subsequent to that in which the loss was recorded. Offsetting flows so determined are posted as receivables and payables with companies participating in fiscal consolidation, classified under other assets and other liabilities, offsetting item “270 - Tax expense (recovery) on income from continuing operations”.

c) revenue recognition criteria

Where deferred tax assets and liabilities refer to components which affected the income statement, they are offset by income tax. When deferred tax assets and liabilities refer to transactions which directly affected equity without impacting the income statement (e.g. measurement of financial instruments at fair value through other comprehensive income or cash flow hedging derivatives), they are posted as an offsetting entry to shareholders’ equity, involving the special reserves if required.

10 Provisions for risks and charges

Provisions for risks and charges: commitments and guarantees given

The sub-item in question includes provisions for credit risk on commitments to disburse funds and guarantees given that fall under the scope of application of the impairment rules pursuant to IFRS 9, consistent with the provisions for “Financial assets measured at amortised cost” and “Financial assets measured at fair value through other comprehensive income”. For more detailed information on the impairment model, please refer to the subsequent paragraph “Use of estimates and assumptions when preparing financial statements - Methods for calculating impairment on IFRS 9 financial instruments”.

In addition, the sub-item also includes provisions for risks and charges established for other types of commitments and guarantees given which, by virtue of their distinct characteristics, do not fall under the scope of application of the impairment rules pursuant to IFRS 9.

Provisions for risks and charges: post-employment benefits

The sub-item “Provision for risks and charges: b) post-employment benefits” includes appropriations, recognised based on IAS 19 “Employee Benefits”, for the purpose of closing the technical deficit of defined benefit supplementary pension funds. Pension plans are either defined benefit or defined contribution schemes. The charges borne by the employer for defined contribution schemes are pre-determined; charges for defined benefit plans are estimated and shall take account of any shortfall in contributions or poor investment performance of defined benefit plan assets. For defined benefit plans, the actuarial values are determined by an external actuary in accordance with the Projected Unit Credit method. Actuarial gains and losses – defined as the difference between the book value of the liability and the present value of commitments at the end of the financial year – were the result of changes made to actuarial assumptions and adjustments based on past experience, and are recognised for the full amount in the statement of comprehensive income, under the item “Valuation reserves”. For further details, please refer to the following paragraph “15 - Other information - Severance pay and other employee benefits”.

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Provisions for risks and charges: other provisions

The sub-item “Provisions for risks and charges: c) other provisions” includes allocations made for estimated expenditures for legal or implicit obligations deriving from past events. These expenditures may be i) contractual in nature - allocations for the incentive system for employees and leaving incentives, indemnities envisaged in contractual clauses upon occurrence of certain events - , or ii) for compensation and/or restitution arising from, inter alia, legal obligation for environmental damage caused, form lawsuits - including claw-back actions -, from customers’ claims for securities brokerage, and tax disputes.

The sub-item also includes provisions established at the starting date of lease agreements, stipulated as lessee, which require the dismantling/refurbishment of the underlying assets at the end of the contract. These provisions are recognised as a contra-entry of the assets recognised for the value of rights of use of properties (see item “80 - Property, plant and equipment”).

Provisions for risks and charges consist of liabilities with uncertain amounts or payment dates and are recognised in the financial statements if:

•	there is a current (legal or implicit) obligation resulting from a past event;

•	an outflow of resources producing economic benefits is likely to be necessary in order to settle the obligation; and

•	a reliable estimate can be made of the likely future disbursement.

The amount recognised as a provision represents the best estimate of the financial disbursement necessary to fulfil the obligation existing at the reporting date and reflects the risks and uncertainties inherent in the events and situations reviewed. Whenever the time element is meaningful, the provisions are discounted using the current market rates. With the exception of provisions associated with lease agreements, the allocation and discounting effect are recorded in the income statement under item “170 - Net provisions for risks and charges”, as is the increase in the provision due to the passage of time. Provisions are reviewed at each reporting date and adjusted to reflect the best current estimate. When an outflow of resources, intended to produce economic benefits in fulfilment of an obligation, becomes unlikely or when the obligation has lapsed, the provision is reversed.

In addition, each provision is used solely for the expenditures for which it was originally established.

No provision is shown for contingent and unlikely liabilities, but information is provided in the notes to the financial statements, except in cases where the probability of an outflow of resources to settle the amount is remote or the amount is not significant.

In particular, it should be noted that the provisions relating to:

•	civil and criminal disputes arising from financial information disclosed in the period 2008-2015 are determined as the weighted average of two estimates prepared by external experts:

1)	the “differential damage” criterion, which identifies the damage as the lowest price that the investor would have had to pay if he had access to complete and correct information;

2)	the “full compensation criterion”, which is based on the argument that false or incomplete information may have a causal impact on the consumer’s choice of investments such that, in the presence of correct information, they would not have tout court made the investment in question. On the basis of this argument, the refundable damage is deemed to be the entire amount invested, after deduction of (a) the residual value of the security (or the amount obtained from the sale of the security), as well as (b) an additional amount that the investor could have obtained from the sale of the securities as soon as parity of information had been re-established;

•	out-of-court claims relating to the period 2008-2015, in order to take into account the probability of their transformation into real disputes, the funds were determined by applying an experiential factor to requests made by counterparties;

•	representations and guarantees issued in connection with the transfer and demerger of non-performing loans are determined on the basis of the analysis of the validity of the claims received, or, in the absence of suitable elements to make a sufficiently reliable estimate, using a statistical method. In the second case, the estimate is based on the results of a representative sample of exposures transferred/demerged with respect to which the competent functions analytically evaluate the compliance or compliance risk for each of the representations and guarantees released; in the context of this estimate the sample to be analysed and whose results are extrapolated to the entire population is identified.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

11 Financial liabilities measured at amortised cost

a) classification criteria

Item “10 - Financial liabilities measured at amortised cost” includes the sub-items “a) due to banks”, “b) due to customers”, and “c) debt securities issued” and comprises the various types of funding (both interbank and from customers) and funds raised through certificates of deposit and outstanding bonds, net of any repurchase. Debt securities issued include all securities that are not subject to “natural” hedging through derivatives and that are classified as liabilities measured at fair value.

This item also incorporates payables booked by the lessee in relation to any stipulated finance and operating lease transactions, as well as repurchase agreements for funding and securities lent against cash guarantees that are fully available to the lender. Finally, operating payables related to the provision of financial services, as defined in the Consolidated Banking Law and Consolidated Law on Finance, are included in this item.

b) recognition criteria

These financial liabilities are initially recognised upon receipt of the amounts collected or at the time of issuance of debt securities based on their fair value, which is generally equal to the amount received or the issue price, increased by any additional costs/income directly attributable to the individual funding or issuing transaction and not reimbursed by the creditors. Internal administrative expenses are excluded.

Repurchase agreement transactions with the obligation to repurchase are posted as funding transactions for the spot amounts collected.

Should the requirements provided for by IFRS 9 for the separate recognition of embedded derivatives be met in the case of structured instruments, they are separated from the host contract and reported at fair value as a trading asset or liability. Instead, the host contract is recognised at amortised cost.

Lease liabilities recognised in relation to the lessor are measured at the present value of future lease payments for the duration of the lease. For more information on determining the duration, please refer to paragraph 6 “Property, plant and equipment represented by the right of use of assets under lease contracts”.

c) measurement criteria and revenue recognition criteria

Following initial recognition, financial liabilities issued, net of any reimbursements and/or repurchases, are measured at amortised cost using the effective interest rate method. Short-term liabilities for which time effect is immaterial are an exception, and are recognised at the amount collected. Interest is charged to the income statement under item “20 - Interest expense and similar charges”.

Following the commencement date, the book value of lease liabilities:

•	increases for accrued interest expense, charged to the income statement under item “20 - Interest expense and similar charges";

•	decreases for lease instalment payments;

•	is recalculated to take into account any new valuations (e.g., extension or reduction of the contract term) or changes in the lease (e.g., renegotiation of the lease payment) that occurred after the commencement date; the impact of the recalculation is recorded as a contra-entry of the asset for the right of use.

Moreover, funding instruments that have an effective hedging relationship are assessed based on the rules for hedging transactions.

d) derecognition criteria

Financial liabilities are derecognised upon maturity or extinction. Derecognition also occurs if previously issued securities have been repurchased. The difference between the book value of the liabilities and the amount paid to repurchase them is recorded in the income statement in item “100 - Gains (losses) on disposal or repurchase”. A new placement in the market of own securities after their repurchase is considered a new issue and posted at the new price of placement, with no impact on the income statement.

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12 Financial liabilities held for trading

a) classification criteria

This item includes:

•	financial liabilities issued with the intention to repurchase them in the short term;

•	liabilities that are part of a jointly managed portfolio of financial instruments for which there is a proven strategy to obtain profits in the short term;

•	derivative contracts with a negative fair value and not designated as hedging instruments, including both those embedded in complex financial instruments that have been unbundled from liabilities measured at amortised cost, as well as those related to assets/liabilities measured at fair value through profit or loss.

Moreover, liabilities that arise from technical overdrafts generated by securities trading activities are included.

b) recognition criteria

Financial liabilities held for trading are initially recognised on the settlement date for cash liabilities and on the subscription date for derivative contracts.

Upon initial recognition, they are measured at fair value, which usually corresponds to the amount collected net of any transaction costs or income directly attributable to the instrument itself, which are directly posted to the income statement.

c) measurement criteria

After initial recognition, financial liabilities held for trading are measured at fair value, with the result of the measurement recognised in the income statement. For a description of criteria used to determine the fair value of financial instruments, please see Section “A.4.5 Fair Value Hierarchy” in Part A of these Notes to the financial statements.

d) revenue recognition criteria

Profit and losses from trading and capital gains and losses from valuation are recognised under item “80 - Net profit (loss) from trading” in the income statement, including those relating to derivative instruments related to the fair value option.

e) derecognition criteria

Trading financial liabilities are derecognised when the contractual rights on the related cash flows expire or when the financial liabilities are sold with the substantial transfer of all related risks and benefits arising from ownership.

13. Financial liabilities measured at fair value

a) classification criteria

This category includes financial liabilities for which, upon initial recognition, the option of measurement at fair value through profit or loss was chosen; this option is allowed when:

1.	a lack of standardisation in the measurement or recognition that would otherwise result from the valuation of assets or liabilities or the recognition of the related profits and losses on different bases (known as “accounting mismatch”) is eliminated or significantly reduced; or

2.	the management and/or measurement of a group of financial instruments at fair value through profit or loss is consistent with an investment or risk management strategy documented as such by senior management; or

3.	a host instrument embeds a derivative which significantly modifies the cash flows of the host and should otherwise be unbundled.

The option to designate a liability at fair value is irrevocable, is carried out on an individual financial instrument, and does not require the same application to all instruments having similar characteristics. It is not permitted to use the fair value designation for only one portion of a financial instrument, attributable to a single risk component to which the instrument is subject.

The Bank has exercised this option in relation to case 1, classifying under this item the financial liabilities that are subject to “natural hedging” through derivative instruments. In Section15 “Other information”, a specific paragraph is included to provide insight into the hedging management methods through the adoption of the fair value option.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

b) recognition criteria

Upon initial recognition, these financial liabilities are measured at fair value, which usually corresponds to the amount collected net of any transaction costs or income directly attributable to the instrument itself, which are directly posted to the income statement.

c) measurement criteria and revenue recognition criteria

Following initial recognition, financial liabilities are measured at fair value. Gains and losses arising from any changes in the fair value of these liabilities are recognised:

•	in item “110 - Valuation reserves”, for the portion related to the change in fair value that is attributable to changes in the issuer’s creditworthiness, unless this creates or increases an accounting mismatch in the profit (loss) for the year, in which case the entire change in fair value of the liability must be charged to the income statement. Effects associated with the change in own creditworthiness are recorded in the statement of comprehensive income, net of the related tax effect, along with the other income components that will not be reversed to the income statement. The amount charged to the specific equity reserve will never be reversed to the income statement, even if the liability expires or lapses; in this case, the cumulative gain (loss) in the specific valuation reserve must be reclassified to another shareholders’ equity item (“140 - Reserves”);

•	in the income statement under item “110 - Net profit (loss) from financial assets and liabilities measured at fair value through profit or loss”, for the portion of the fair value change not attributable to changes in own creditworthiness.

For a description of criteria used to determine the fair value of financial instruments, please see Section “A.4.5 Fair Value Hierarchy” in Part A of these Notes to the financial statements.

d) derecognition criteria

Financial liabilities are derecognised when the contractual rights on the related cash flows expire or when the financial liabilities are sold with the substantial transfer of all risks and benefits resulting from the ownership.

For financial liabilities represented by securities issued, derecognition also occurs if previously issued securities have been repurchased. The difference between the book value of liabilities and the amount paid to purchase them is recorded in the income statement under item “110 - Net profit (loss) from financial assets and liabilities measured at fair value through profit or loss”, with the exception of profits/losses associated with the change in own creditworthiness, which continues to be recognised in an equity reserve, as described above. A new placement in the market of own securities after their repurchase is considered a new issue for accounting purposes and posted at the new price of placement, with no impact on the income statement.

14 Foreign currency transactions

a) Definition

Foreign currency means a currency other than the entity’s functional currency; more specifically, this is the currency of the prevailing economy where the entity itself operates.

b) recognition criteria

Upon initial recognition, foreign currency transactions are recognised in the currency of account using the foreign exchange rates on the date of the transaction.

c) measurement, derecognition and revenue recognition criteria

Financial statement entries denominated in foreign currencies are valued at the end of each reporting period as follows:

•	monetary entries are converted using the exchange rate on the closing date;

•	non-monetary entries valued at historical cost are converted using the exchange rate on the date of the transaction;

•	non-monetary entries that are measured at fair value in a foreign currency are translated at the closing date rate.

Any exchange-rate differences resulting from the settlement of monetary elements, or from the conversion of monetary elements at rates other than those used for initial conversion or conversion in the previous financial statements, are posted to the income statement for the period in which they arise.

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When a profit or a loss on a non-monetary element is recognised in equity, the exchange-rate difference in relation to said element is also posted to equity. However, when a profit or a loss is posted to the income statement, the relative exchange-rate difference is also posted there.

The accounting position of foreign branches with different operating currencies is converted into euros by using the exchange rates at the reporting date. Any exchange rate differences attributable to investments in such foreign branches, and those resulting from the conversion into euros of their accounting position, are recognised in equity reserves and transferred to the income statement only in the financial year when the investment is disposed of or reduced.

15 Other information

Other financial statement items

Cash and cash equivalents

This item includes currencies that are legal tender, including foreign banknotes and coins and all loans “on demand” in the form of current account and deposits with the central bank of the country or countries in which the Bank operates through its own companies or branches, with the exception of the compulsory reserve.

The item is posted at face value. For foreign currencies, the face value is converted into euros at financial year-end exchange rate.

Change in value of macro-hedged financial assets and liabilities

These items include, respectively, the positive or negative balance of changes in fair value of assets (item “60 Value adjustment of financial assets subject to macro-hedging”) and financial liabilities (item “50 Adjustment of value of financial liabilities subject to macro-hedging”), subject to macro-hedging against interest rate risk, whose economic counter-entry is represented by item “90 Net profit (loss) from hedging”, as well as for specific fair value hedges. For more detailed information, please refer to the discussion in paragraph 4 “Hedging transactions”.

Other assets

This item shows assets not attributable to the other items on the asset side of the balance sheet. It may include, for example:

•	gold, silver, metals and precious stones;

•	items in processing;

•	accrued income and prepaid expenses not attributable to their own separate item;

•	receivables associated with the provision of non-financial goods or services and accrued income other than that which is capitalised on the related financial assets, including those resulting from contracts with customers pursuant to IFRS 15;

•	costs incurred for the acquisition and fulfilment of contracts with customers with a multi-year duration, capitalised and amortised to the extent that they are incremental and it is expected to be recovered, as required by paragraphs 91 et seq. of IFRS 15;

•	any inventories according to the definition of IAS 2, excluding those classified as inventories of property, plant and equipment;

•	tax credits other than those recognised under item “100 - Tax assets”;

•	the tax credits associated with the “Cura Italia” and “Rilancio” Law Decrees;

•	improvements and incremental expenses incurred on third-party real estate other than those attributable to item “80 - Property, plant and equipment” and therefore not independently identifiable and separable.

The costs in the latter bullet point are posted to item “120 - Other assets”, since the user company exercises control of the assets for the purpose of the tenancy agreement and can obtain future economic benefits from them. Said costs are amortised according to the shorter of the period in which the improvements and incremental expenses can be used and the remaining term of the contract, including the renewal period, where applicable.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Other liabilities

This item shows liabilities not attributable to the other items on the liabilities side of the balance sheet and includes, for example:

•	items in processing;

•	payment agreements that must be classified as debit entries according to IFRS 2;

•	debit entries connected with payment for provision of non-financial goods and services;

•	accrued liabilities other than those to be capitalised for the respective financial liabilities, including those deriving from contracts with customers pursuant to IFRS 15;

•	sundry tax liabilities other than those recognised under item “60 - Tax liabilities”, associated, for example, with substitute tax assets.

Severance pay and other employee benefits

Employee severance pay is defined as a “benefit subsequent to the employment relationship”, in accordance with IAS 19, classified as:

•	“defined contribution plan” for the portions of severance pay accrued starting from 1 January 2007 (when the supplementary social security reform under Legislative Decree No. 252 of 5 December 2005 entered into force), both for the case in which the employee opts for supplementary social security, as well as the case in which the employee opts for the allocation to the INPS treasury fund. For these portions, the amount recognised under personnel costs is determined on the basis of the contributions due, without applying any actuarial methodology;

•	“defined benefit plan” for the portions of severance pay accrued up to 31 December 2006. These portions are recognised according to their actuarial values, as determined in accordance with the Projected Unit Credit Method, without being pre-rating for service rendered, since the current service cost of severance pay is almost fully accrued and its revaluation for the years to come is not expected to result in significant benefits for employees.

In general, “post-employment plans” - which include severance pay as well as pension funds - are divided into the two categories “defined benefit” or “defined contribution”, based on their characteristics.

In particular, for defined contribution plans, the cost is represented by contributions accrued during the financial year, given that the company has only the obligation to pay the contractually established contributions to a fund and, consequently, has no legal or implicit obligation to pay, in addition to the contribution, additional amounts if the fund does not have sufficient assets to pay all the benefits to employees.

For defined benefit plans, the actuarial and investment risk, that is, the risk of a shortfall in contributions or poor investment performance of the assets in which the contributions are invested, is borne by the company. The liability is calculated by an external actuary based on the Projected Unit Credit method. Based on this method, future disbursements must be estimated based on demographic and financial assumptions, to be discounted to consider the time that will pass before the actual payment and to be adjusted for the ratio between the years of service accrued and the theoretical seniority estimate at the time the benefit is paid. For discounting purposes, the rate used is determined with reference to the market yield of primary corporate bonds taking into account the average residual duration of the liability, weighted according to the percentage of the amount paid and advanced, for each maturity, compared to the total to be paid and advanced up to the final settlement of the full bond.

The actuarial value of the liability thus calculated must then be adjusted for the fair value of any assets servicing the plan (net liabilities/assets). Actuarial gains and losses that arise as a result of adjustments to the previous actuarial assumptions formulated, following actual historical data or due to changes in the actuarial assumptions, entail a re-measurement of net liabilities and are offset against an equity reserve (item “110 - Valuation reserves”) and are thus presented in the “Statement of comprehensive income”. The change in the liability resulting from a change or reduction in the plan is recorded in the income statement as a profit or loss. More precisely, the specific case of a change applies if a new plan is introduced or an existing plan is withdrawn or modified. Instead, there is the case of a reduction due to a significant negative variation in the number of employees included in the plan, such as, for example, redundancy plans for redundant workers (access to the Solidarity Fund).

The Projected Unit Credit method, described above, is also used to measure long-term benefits, such as seniority bonuses for employees. Contrary to that which was described for defined benefit plans, actuarial gains and losses associated with the measurement of long-term benefits are immediately recognised in the income statement.

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Valuation reserves

This item includes valuation reserves relating to equity securities designated at fair value through other comprehensive income, financial assets (other than equity securities) measured at fair value through other comprehensive income, foreign investment hedging, cash flow hedges, exchange rate differences, “individual assets” and groups of assets under disposal, the portion of valuation reserves of equity-accounted equity investments, actuarial gains (losses) on defined benefits investment plans, gains/losses related to the change in own creditworthiness relating to liabilities under fair value option, property for business use measured on the basis of the restated value method.

Share capital and Treasury shares

This equity item includes the amount of issued shares net of any capital subscribed but not yet paid at the reporting date. The item is shown including any treasury shares held by the Bank. Treasury shares are recognised in financial statements as a negative component of shareholders’ equity.

The original cost of repurchased treasury shares and the profits or losses from their subsequent sale are recognised as changes in shareholders’ equity. Transaction costs for a share capital transaction, such as an increase in share capital, are recorded as a reduction in shareholders’ equity, net of any related tax benefits. Dividends on ordinary shares are recorded as a reduction of shareholders’ equity in the financial year in which the Shareholders’ Meeting approved their distribution.

Other significant accounting practices

Revenues from contracts with customers (IFRS 15)

Revenues are gross inflows of economic benefits deriving from the ordinary activities of the company. They are recognised at the moment that control of the goods or services passes to the customer, for an amount equal to the consideration which the entity is expected to be entitled to. In particular, revenues deriving from contracts with customers are recorded in financial statements only if the relative contract is identifiable, that is:

•	the parties have approved the contract and are committed to its execution;

•	the rights and obligations of the parties can be clearly identified in the contract;

•	the payment terms for the transferred goods and services can be identified;

•	the contract has commercial substance, in the sense that it impacts the entity’s cash flows;

•	it is considered likely that the consideration will be collected upon transfer of the assets and provision of the services. For this assessment, only the customer’s ability and intention to pay the amount due should be considered.

After the contract’s consideration has been allocated to individual obligations resulting from the contract, revenue is recognised in the income statement when the customer obtains control of the goods or services promised (or when the performance obligation may be deemed satisfied) and can be:

•	at a specific point in time (e.g., when the entity fulfils the obligation to transfer the promised good or service to the customer);

•	over a period of time (e.g., as the entity fulfils the obligation to transfer the promised good or service to the customer).

The consideration promised in the customer contract may include fixed amounts, variable amounts, or both. Specifically, the contract’s consideration may vary based on reductions, discounts, reimbursements, incentives, performance bonuses, or other similar elements. The consideration may also vary depending on whether a future event occurs (as in the case of a fee linked to performance objectives).

The methods suggested by IFRS 15 for estimating the variable portion of remuneration are:

•	the expected value method, i.e., the weighted sum of the amounts in a range of possible considerations (for example, the company has many contracts with similar characteristics);

•	the most likely amount method, or the most likely in a range of possible considerations (for example, the company receives a performance bonus or does not receive it).

If there is an element of variable consideration, revenue is recognised in the income statement only if it is possible to reasonably estimate the revenue and if it is highly probable that this consideration will not be subsequently reversed from the income statement, whether in full or for a significant part. In the event of a high prevalence of factors of uncertainty linked to the nature of the consideration, it will only be recognised at the moment this uncertainty is resolved. In any case, the estimated part of the transaction price must be updated at the end of each reporting period. The presence of financial components is also considered in determining the price, if considered relevant.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

In the case of commercial agreements that envisage the recognition of variable non-cash consideration to the entity, linked to the achievement of specific targets and that can be used for services rendered by the commercial partner, the Bank recognises these revenues in the income statement in the financial year in which they accrue, at a value that is not more than the fair value of services effectively rendered by the partner.

If the entity receives from the customer a consideration that provides for the reimbursement to the customer, in whole or in part, of the revenue received, a provision for risks and charges is recognised against the expected future repayments. The case may occur, for example, when the customer has a right of withdrawal for the asset or if the contract includes a claw-back clause. This standard also applies to loyalty programmes, against which a refund liability is recognised. The liability for future redemptions is equal to the amount of the consideration received (or receivable) for which it is expected that the entity is not entitled to (i.e., amounts not included in the transaction price). The liability for future redemptions (as well as the corresponding change in the transaction price and, consequently, the liability arising from the contract) must be updated on the closing date of each reporting period to take account of changes in circumstances.

For contracts for the placement of third-party products, which provide for the reimbursement of part of the commissions received in the event of early termination by the customer and in the presence of claw-back clauses linked to the failure to achieve target commission volumes, the Bank quantified this provision for risk and charges based on historical trends for early repayments and reimbursements to customers. The monitoring and forecasting of volumes of the collected and reversed fees enable the provision to be adjusted at each reporting date. The model that is used is based on the most likely amount method.

The model that is used is based on the most likely amount method. In addition, the Group has a credit card loyalty programme in place, according to which reward points are granted to customers based on the volumes transacted; reward points are redeemed through prizes purchased mainly from external suppliers. Reward points granted to customers who subscribe to a product/service of the Bank require the suspension of recognition in the income statement of the portion of revenue attributable to the recognised reward points, as an offsetting entry to other liabilities. For this purpose, the transaction price of the performance obligation associated with the reward points granted is estimated, using a model based on the fair value of the reward points, calculated using several factors including: redemption forecasts for the reward points accrued by customers and the cost related to reward purchases. The portion of the consideration able to be allocated to the award points is accounted for as a refund liability; the release to the profit and loss account occurs only when the obligations associated with the bonus points have been fulfilled, i.e. at the time of actual redemption by the customer.

Lastly, the incremental costs for obtaining the contract that are expected to be recovered and the costs for fulfilling the contract are capitalised when these costs can be directly attributed to the contract, can generate resources that can be used to fulfil future contractual performance obligations, and be considered recoverable. This recognised asset is systematically amortised in accordance with the transfer to the customer of the good or service to which the asset refers and, therefore, in accordance with the accounting of the corresponding revenues.

Revenues and costs relating to financial instruments

With reference to the income and charges relating to financial assets/liabilities, note that:

a)	interest is booked pro rata temporis on the basis of contractual interest rate or the effective interest rate in the event of application of the amortised cost. In this case, any marginal costs and income, considered an integral part of the return of the financial instrument, are considered in the effective interest rate and recognised under interest. Interest income (or interest expense) also includes the spreads or margins, positive (or negative), accrued up to the reporting date, in relation to financial derivative contracts:

-	hedging assets and liabilities that generate interest;

-	classified in the balance sheet in the trading book, but operationally linked to financial assets and/or liabilities measured at fair value (fair value option);

-	connected operationally with assets and liabilities classified in the trading book and which entail the settlement of differentials or margins over several maturities;

b)	interest on arrears is posted to the income statement only upon actual collection;

c)	dividends are shown in the income statement upon resolution of their payout, i.e. when their payment is due;

d)	commissions for service income are posted in the period when said services were rendered, on the basis of existing contractual agreements. The commissions considered in the amortised cost for purposes of calculating the effective interest rate are recorded in interest;

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e)	the profits and losses resulting from the initial recognition at fair value, as determined by the difference between the transaction price and the fair value of the instrument, are booked to the income statement upon reporting of the transaction if the fair value can be determined with reference to parameters or recent transactions observable on the same market in which the instrument is traded; otherwise, they are distributed over time, taking into account the duration and the nature of the instrument;

f)	gains and losses from the sale of financial instruments are recognised in the income statement when the sale is finalised, with the relative transfer of risks and benefits, based on the difference between the consideration received and the book value of the instruments themselves.

Costs for constant services and decreasing payments

The IFRS accounting standards do not provide specific guidelines on the accounting treatment to be applied for recognising costs related to service contracts that are rendered by the supplier through an indeterminate number of actions, over a given period of time. If there are cases of services rendered by suppliers through a single performance obligation relating to the provision of a specific number of units, such as a certain volume of services, which remain constant throughout the contract term and this single performance obligation is satisfied over time with a decreasing payment amount due by the customer, the Bank analogically applies the accounting treatment envisaged by IFRS 15 accounting standard (see Basis for Conclusions 313-314).

In detail, in cases of the provision of services characterised by a constant volume over time and decreasing payments, an average unit cost is assigned to the services received and the related costs are recognised on straight-line basis. This straight-line method for posting costs entails the need to recognise a prepaid asset which, at each reporting date pursuant to IAS 36, is subject to an assessment to determine if there are impairment indicators which also takes into account the analyses carried out for purposes of onerous contracts. In the event that impairment indicators are identified, the recoverable value of the asset must be calculated and a write-down must be recognised in the financial statements when the recoverable value is lower than the book value.

Share-based payments

These are payments to employees, as consideration for work performed, settled with equity instruments, which consist, for example, in assigning:

•	rights to subscribe share capital increases with consideration (stock options);

•	rights to receive shares upon achieving certain objectives or at the end of the employment relationship.

Pursuant to IFRS 2, payments based on treasury shares fall into various categories, including:

•	as “equity settled” plans, i.e. settled in equity instruments, to be recognised on the basis of the fair value of the work services received;

•	as “cash-settled” plans, i.e. settled in cash for an amount indexed to the value of the shares, to be recognised based on the fair value of the liability assumed.

With regard to “equity-settled” plans, given the difficulties of directly estimating the fair value of employment services received as an offsetting entry to the assignment of shares, the value of the services received can be measured indirectly, using as a reference the fair value of equity instruments at the date they are assigned. The fair value of payments settled by issuing shares is recognised according to the criterion of the service provided, in the income statement item “160a) - Personnel expenses” as an offsetting entry to an increase in the item “140 - Reserves”.

In the case of “cash-settled” plans, on the other hand, the cost of the work services received is recognised in the Income Statement item “160 -a) Personnel expenses” as a balancing entry to a liability to be measured at fair value based on the price of the shares assigned. The fair value must be updated at the end of each financial year and at the settlement date by posting changes in fair value to the income statement until the liability is extinguished.

When the assigned shares or countervalue cannot immediately be used by the employee, but rather are available only after the employee has completed a specific period of service, the company recognises the cost as consideration for the service rendered throughout the accrual period for these conditions (“vesting period”).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Financial instruments offsetting

Pursuant to IAS 32, paragraph 42, financial assets and financial liabilities are offset and recognised in the Financial Statements for the net balance if the entity:

•	has a legal right to effect such set-off, which is currently exercisable in all circumstances, whether in the ordinary conduct of business or in situations of non-performance, insolvency or bankruptcy of the parties;

•	intends to settle transactions on a net settlement or on a gross settlement basis whose material effect is equivalent to a net settlement.

For derivative instruments covered by netting agreements, which comply with the requirements outlined above, Circular No. 262 provides for netting between all trading derivatives and all hedging derivatives. Should the imbalance of trading derivatives have the opposite sign to the imbalance of all hedging derivatives, a net presentation of these imbalances is provided: Conventionally, the net balance is allocated to the trading portfolio rather than to hedging derivatives, depending on the absolute value of the imbalance between trading and hedging derivatives.

In accordance with the requirements of IFRS 7, more detailed information is provided in the tables contained in Part B - Other Information of these Notes to the financial statements, in which the following are more specifically set out:

•	the book values of assets and liabilities that meet the requirements of IAS 32, paragraph 42, before and after accounting offsetting;

•	exposures subject to framework offsetting agreements that have not given rise to offsetting but which may potentially trigger offsetting as a result of specific circumstances;

•	the collateral attached to them.

Business combinations

A business combination is defined as the transfer of control of a company (or of a group of assets and integrated goods, conducted and managed as a unit). For the definition of control, please refer to Section 3 “Scope of consolidation” of this part A of the Notes to the financial statements.

A business combination may give rise to an investment link between the acquiring Parent Company and the acquired subsidiary. In these cases, the acquirer applies IFRS 3 “Business combinations” to its consolidated financial statements, while in the separate financial statements it recognises the acquired interest as an equity investment in a subsidiary, consequently applying IAS 27 “Separate financial statements”.

A business combination may also provide for the acquisition of the net assets of another entity, including any goodwill, or the acquisition of the share capital of another entity (e.g., mergers, splits, acquisitions of business units). Such a business combination is not an investment link like the one between a parent company and a subsidiary, and therefore in these cases IFRS 3 is also applied to the acquiring entity’s separate financial statements.

Business combinations are accounted for using the purchase method, which requires: (i) identification of the acquirer; (ii) determination of the acquisition date; (iii) determination of the cost of the business combination; (iii) allocation of the acquisition price (“Purchase Price Allocation”).

Identification of the acquirer

IFRS 3 requires that an acquirer is identified for all business combinations, identified as the party that obtains control over another entity, understood as the power to set financial and management policies of the entity in order to receive benefits from its activities. In the case of business combination transactions that result in the exchange of equity interests, identification of the acquirer must consider factors such as: (i) the number of new ordinary voting shares issued out of the total number of ordinary voting shares that will constitute the capital of the existing company after the combination; (ii) the fair value of the entities participating in the combination; (iii) the composition of the new corporate bodies; (iv) the entity issuing the new shares.

Determination of the acquisition date

The acquisition must be posted to the accounts on the date when the acquirer effectively obtains control over the entity and/or assets acquired. When the transaction is made in a single exchange transaction, the date of exchange is equal to the date of acquisition unless the parties agree a transfer of control prior to the date of exchange.

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Determination of the cost of the business combination

The consideration paid in a business combination is equal to the fair value, on the purchase date, of assets sold, liabilities incurred, and equity instruments issued by the acquirer in exchange for obtaining control of the acquired entity. The consideration that the acquirer transfers in exchange to the acquired entity includes any assets and liabilities resulting from an agreement on “contingent consideration”, to be recognised at the fair value on the acquisition date. Changes to the consideration transferred are possible if they result from additional information on events and circumstances that existed at the acquisition date and may be recognised within the measurement period for the business combination (i.e., within twelve months from the acquisition date, as specified below). Any other changes deriving from events or circumstances subsequent to the acquisition, such as consideration recognised to the seller linked to the achievement of a certain profit performance, must be recorded in the income statement.

Costs related to the acquisition, which include brokerage fees, consulting, legal, accounting, and professional fees, as well as general administrative costs, are recorded in the income statement as they are incurred, with the exception of the costs of issuing shares and debt securities, which are recognised on the basis of the provisions of IAS 32 and IFRS 9.

Allocation of the acquisition price (“Purchase Price Allocation”)

According to the purchase method, at acquisition date the acquirer must allocate the cost of the business combination (known as PPA, “Purchase Price Allocation”) to the identifiable assets acquired and to the liabilities assumed measured at their fair value on that date, as well as recognising the value of non-controlling interests of the acquired entity. Exceptions to the application of this principle are the detection of: (i) income taxes; (ii) liabilities relating to employee benefits; (iii) assets arising from indemnities; (iv) share-based payment transactions; (v) assets held for sale; leasing where the acquiree is the lessee; (vi) regained rights and (vii) insurance contracts for which the respective reference principles apply.

Therefore, it is necessary to draw up a balance sheet for the acquired entity, at the acquisition date, measuring at fair value the identifiable assets acquired (including any intangible assets not previously recognised by the acquired entity) and identifiable liabilities assumed (including contingent liabilities).

For each business combination, non-controlling interests may be recognised at fair value or in proportion with the percentage of identifiable net assets held in the company acquired.

In addition, if control obtained through subsequent acquisitions (business combinations carried out in several phases), the previously held equity interest is measured at fair value at the acquisition date and the difference compared to the previous book value must be charged to the income statement or to other revenue components in the statement of comprehensive income.

Hence, at the acquisition date, the acquirer must determine the difference between:

•	the sum of:

-	the cost of the business combination;

-	the amount of any non-controlling interests as described above;

-	the fair value of any equity interests previously held by the acquirer;

and

•	the fair value of identifiable net assets acquired, including contingent liabilities.

Any positive difference must be recorded as goodwill; conversely, any negative difference must be charged to the income statement of the entity resulting from the business combination as profit deriving from the purchase at favourable prices (negative goodwill, or badwill), after having performed a new measurement aimed at ascertaining the correct process of identifying all assets acquired and liabilities assumed.

The fair value of assets and liabilities must be definitively identified within the maximum term of twelve months from the acquisition date (measurement period).

Once control has been obtained and the purchase method described above has been applied, any further increase or decrease in the equity interest in a subsidiary in which control is maintained is recognised as a transaction between shareholders. Therefore, the book values of the shareholders’ equity of the Group and non-controlling interests must be adjusted to reflect changes in equity interests in the subsidiary. Any difference between the value for which non-controlling interests are adjusted and the fair value of the consideration paid or received must be recognised directly in the Group’s shareholders’ equity.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

If there is an event which results in the loss of control, an entry is made to the income statement equivalent to the difference between (i) the sum of the fair value of the consideration received and the fair value of the residual equity interest held and (ii) the previous book value of the assets (including goodwill) and liabilities of the subsidiary and any minority shareholders’ equity. The amounts previously recognised in the statement of comprehensive income (such as the valuation reserves of financial assets measured at fair value through other comprehensive income) must be accounted for in the same way as if the parent company had directly disposed of the assets or the related liabilities (through reclassification in the income statement or shareholders’ equity).

The fair value of any equity interest held in the former subsidiary must be considered equal to the fair value upon initial recognition of a financial asset according to IFRS 9, or, where appropriate, equal to the cost at the time of initial recognition in an associate company or a jointly controlled entity.

Business combinations under common control

Business combinations of entities under common control are excluded from the scope of application of IFRS 3 and in the absence of a reference standard, such business combinations are accounted for by referring to Assirevi Preliminary Guidance No. 1 and No. 2 (OPI 1 - “Accounting treatment of business combinations of entities under common control” in the separate and consolidated financial statements and OPI 2 - “Accounting treatment of mergers in the financial statements”). These guidelines consider the economic significance of business combinations on the basis of cash flow impact on the Bank. Transactions that do not have a significant impact on future cash flows are recognised on a going-concern basis. In particular, the values adopted are those resulting from the Consolidated Financial Statements of the Group at the date of transfer of the assets. This is in compliance with the provisions of IAS 8, paragraph 10, which requires, in the absence of a specific standard, to use one’s judgement in applying an accounting standard in order to provide relevant, reliable, prudent disclosure that reflects the economic substance of the transaction.

Amortised cost

The amortised cost of financial assets or liabilities is the value at which they were measured upon initial recognition, net of principal repayments, plus or minus overall amortisation calculated using the effective interest method, on the differences between the initial value and that at maturity and net of any impairment.

The effective interest rate is the rate which equates the present value of a financial asset or liability with the future contractual payments or collection cash flows until maturity or a subsequent repricing date. To calculate the current value, the effective interest rate is applied to future collection or payment flows over the entire useful life of the financial assets or liabilities – or for a shorter period if certain conditions are met (for example, a change to market rates).

Following initial recognition, the amortised cost makes it possible to allocate income and costs reducing or increasing the instrument over its entire expected life by means of the amortisation process. The determination of the amortised cost is different depending on whether the financial assets/liabilities are subject to valuation at a fixed or variable rate.

For fixed-rate instruments, future cash flows are quantified based on the known interest rate during the term of the financing. For floating-rate financial assets/liabilities, whose variability is not known beforehand (because, for example, it is tied to an index), cash flows are determined on the basis of the last known rate. At every rate review date, the amortisation schedule and the actual rate of return over the entire useful life of the instrument, i.e. until maturity, are recalculated. The adjustment is recognised as cost or income in the income statement.

Financial assets measured at amortised cost and those measured at fair value with an impact on comprehensive income are measured at amortised cost; as well as for financial liabilities measured at amortised cost

Financial assets and liabilities traded at market conditions are initially recognised at their fair value, which normally corresponds to the amount disbursed or paid inclusive - in the case of instruments valued at amortised cost - of transaction costs and commissions directly attributable to the assets and liabilities.

Transaction costs include marginal internal and external costs and income attributable to the issue, acquisition or sale of a financial instrument that cannot be charged to the customer. These fees, which must be directly attributable to the individual financial assets or liabilities, impact the original effective return and make the effective interest rate associated with the transaction different from the contractual interest rate. Indistinguishable costs related to several transactions and components related to events that may occur during the life of the financial instrument, but which are not certain at the time of the initial definition, are excluded, such as: fees for retrocession, for failure to use, and for early repayment.

Commissions for services collected following the performance of structured finance activities that would have been collected regardless of the subsequent financing of the transaction (such as, for example, facilities and arrangements fees), as well costs for underwriting transactions and participation in syndicated transactions, are also not considered in the calculation of the amortised cost.

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With particular reference to loans, fees paid to distribution channels (agents, advisors, brokers) and administrative costs (appraisals, notarial services, etc.) associated with any subrogations are considered costs attributable to the financial instrument; while revenues considered in the calculation of the amortised cost are assessment fees, practical management fees and up-front fees relating to lending at below-market rates.

With regard to securities not measured at fair value through profit or loss, transaction costs include both commissions for contracts with brokers operating on Italian stock markets and commissions paid to intermediaries operating on foreign stock and bond markets defined on the basis of commission tables.

For securities issued, commissions for bond placement paid to third parties, amounts paid to stock exchanges, and fees paid to the auditors for activities performed for each individual issue are considered in the calculation of amortised cost, while commissions paid to rating agencies, legal expenses and consultancy/audit fees for the annual update of the prospectuses, as well as costs for the use of indices and commissions that originate during the life of the bond are not considered in the amortised cost calculation.

Compared to the general approach, the effective interest rate must be calculated differently for those financial instruments measured at amortised cost or at fair value through other comprehensive income, purchased or originated, which at the time of their initial recognition are already credit impaired (known as PCI or OCI).

The amortised cost also applies to the measurement of the impairment of the financial instruments listed above as well as to the recognition of those issued or purchased at a value other than their fair value. The latter are recorded at fair value, rather than for the amount collected or paid, calculated by discounting future cash flows at a rate equal to the effective rate of return of similar instruments (in terms of creditworthiness, contractual maturity, currency, etc.), with a financial income or expense recognised in the income statement at the same time; subsequent to initial valuation, they are valued at amortised cost, with actual interest being higher or lower than nominal interest. Lastly, structured liabilities that are not measured at fair value through profit or loss are also measured at amortised cost as the derivative contract embedded in the financial instrument has been recognised separately.

The criterion for measurement at amortised cost does not apply for hedged financial assets/liabilities for which changes in fair value for the hedged risk are charged to the income statement. However, the financial instrument is re-measured at amortised cost if the hedge is suspended, the moment from which the previously recognised changes in fair value are amortised, by calculating a new effective interest rate that considers the loan value adjusted for the fair value of the hedged element, until the expiry of the hedge that was originally envisaged. Moreover, as mentioned above in the paragraphs relating to financial assets and liabilities measured at amortised cost, the amortised cost measurement does not apply to financial assets/liabilities whose short duration makes the economic effect of discounting negligible or to loans without a defined maturity or revocation.

Purchased or originated credit impaired financial assets (POCI)

These are instruments for which the credit risk is very high and which, in the event of purchase, are purchased at a considerably discounted value compared to the initial disbursement value; for this reason, they are considered already credit impaired at the time of first recognition in the Financial Statements.. Depending on the Business Model with which the asset is managed, these assets are classified in item “30 - Financial assets measured at fair value through other comprehensive income” or in item “40 - Financial assets measured at amortised cost” and among off-balance sheet exposures.

In relation to POCIs, there are two different types:

•	instruments or portfolios of non-performing loans acquired on the market (Purchased Credit Impaired – “PCI”);

•	loans disbursed by the Bank to customers characterised by a very high credit risk (Originated Credit Impaired – “OCI”).

Impaired financial assets acquired through a business combination pursuant to IFRS 3 fall within the scope of application of IFRS 9 PCI.

Note that these financial assets are initially recorded in Stage 3, without prejudice to the possibility of reclassifying them to performing loans (Stage 2), for which an expected loss will continue to be recorded according to an impairment model based on lifetime ECL, as described below. It should be noted that, regardless of the stage in which they are recorded, these financial assets are accounted for separately from the three stages of credit risk.

With reference to the initial recognition, measurement and derecognition criteria, please refer to the discussion corresponding to the asset items into which they can be classified, with the exception of what is specified below in relation to procedures for calculating amortised cost and impairment.

In detail, the amortised cost and consequently the interest income are calculated using an effective interest rate adjusted for the credit (known as “credit-adjusted effective interest rate” or CEIR).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

For calculating the effective interest rate, the aforementioned credit adjustment entails including the expected credit losses over the entire residual duration of the asset in the estimate of future cash flows. For the purposes of calculating the CEIR, the Bank uses contractual cash flows net of expected losses.

In addition, the assets in question require special treatment also with regard to the impairment process, as they are always subject to the determination of an expected loss over the life of the financial instrument (lifetime ECL). After initial recognition, the profit or loss deriving from any change in expected losses over the life of the loan compared to the initial estimate must be recorded in the income statement. Thus, for these assets, expected losses cannot be calculated using the one-year time horizon as a reference.

Renegotiations

In some cases, over the life of financial assets and, in particular, of loans, the original contractual conditions are subsequently modified as agreed by the parties to the contract. When, during an instrument’s life, the contractual clauses are changed (both in the case the change is formalised by signing a new contract and when there is an amendment to the existing contract), it is necessary to check whether the original asset must continue to be recognised in financial statements or if, conversely, the original instrument must be derecognised from financial statements and a new financial instrument must be recognised.

In general, changes to a financial asset result in its derecognition and to the recording of a new asset when these changes are “substantial”. The determination of the “substantiality” of the change is made by considering only qualitative elements. In particular, renegotiations are deemed to be substantial when:

•	introduce specific objective elements that impact on the characteristics and/or the financial flows of the financial instrument (such as for example the change in the currency, the change of the counterparty not belonging to the same group as the original debtor, the introduction of indexing to equity or goods parameters, the introduction of the possibility of converting the loan into participatory equity/financial instruments/other non-financial assets, and the provision of “pay if you can” clauses which allow the debtor the maximum freedom in repaying the loan in terms of time and amount) in consideration of the significant impact expected from the original financial flows; or

•	are implemented with respect to customers that have no financial difficulties, with the objective of adapt the onerousness of the contract to current market conditions.

In the latter case, it should be noted that, if the Bank does not grant a renegotiation of contractual conditions, the customer would be able to obtain funding from another intermediary, which would result in the loss for the Bank of the revenue streams envisaged in the renegotiated contract. In other words, for a commercial renegotiation, the Bank would not have any loss to be recorded in the income statement as a result of the realignment to the best current market conditions for its customers. Instead, for renegotiations considered not to be substantial, the gross value is recalculated by determining the present value of cash flows resulting from the renegotiation, based on the original rate of the exposure prior to the renegotiation. The difference between this gross value and the gross book value prior to the change is recorded in the income statement under item “140 - Gains/losses from contractual changes without cancellation” (known as “modification accounting”).

In the case of non-substantial renegotiations, the modifications granted to counterparties experiencing financial difficulties (granting of forbearance measures) are attributable to the Bank’s attempt to maximise the recovery of the original exposure, whose risks and benefits continue to be borne by the Bank. Exceptions are made for changes that introduce substantial objective elements in the contract that can themselves lead to the derecognition of the financial asset, as previously described.

Lastly, the changes to financial assets following the Reform of the reference indices for the determination of interest rates (IBOR Reform), relating to the change in the basis for determining the contractual cash flows (replacement of the reference index for determining the existing interest rates with an alternative reference rate), do not constitute a derecognition but rather are accounted for as a change. These changes, if made as a direct consequence of IBOR Reform and on an equivalent economic basis, are represented by a prospective adjustment of the actual interest rate - applying paragraph B5.4.5 of IFRS 9 instead of “modification accounting” - with impacts on the net interest income of future periods.

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Fair value option

In its financial risk management policy, relating to financial instruments included in the banking book, the Bank has used the Fair Value Option accounting technique alongside fair value hedging and cash flow hedging methods.

The Fair Value Option was used to represent operational hedges on fixed-rate or structured bonds and certificates of deposit issued at fixed rates (accounting mismatch).

The scope of application of the Fair Value Option currently regards primarily fixed-rate securities and structured securities subject to hedges on interest rate risk and the risk deriving from embedded derivative components.

IFRS 9 allows the option of designating a financial instrument under the Fair Value Option to be exercised irrevocably only upon initial recognition. Therefore, the Fair Value Option cannot be used for the accounting management of hedges of funding instruments issued prior to the decision to implement the hedge; for these hedges, the hedge accounting technique must be used, which is also used to manage the hedging of the bond issues that are traded in the secondary market at market values.

Unlike hedge accounting, whose rules provide that only fair value changes attributable to the hedged risk are recognised for the hedged instrument, the Fair Value Option involves the recognition of all fair value changes, regardless of the risk factor that is being hedged.

For the issues in question, the fair value is measured, firstly, by referencing observable prices in markets considered active, such as regulated markets, electronic trading circuits (e.g. Bloomberg) or organised or similar exchanges. If there are no observable prices on active markets, they are measured based on prices of recent transactions for the same instrument in non-active markets in addition to using valuation techniques, based on a cash flow discounting model, which must consider all factors considered relevant by market participants in determining a hypothetical transaction on an exchange. In particular, for determining creditworthiness, the implicit spreads of comparable issuers are used in active markets in addition to the Bank’s credit default swap curve with the same level of subordination of the security being measured. The quantification of effects resulting from the change in own creditworthiness between the issue date and the measurement date is calculated as the difference between the fair value obtained considering all of the loan’s risk factors, including the credit risk, and the fair value obtained considering the same factors, excluding the change in own credit risk that occurred during the period.

For further details on methods for calculating fair value, please refer to the exhaustive information provided in the relevant paragraph in “Part A.4 - Information on fair value”.

With reference to the criteria for recognition in financial statements, note that:

•	derivatives connected with financial liabilities measured at fair value are classified under “Financial assets measured at fair value through profit or loss: a) financial assets held for trading” or “Financial liabilities held for trading”;

•	spreads and margins accrued on derivatives up to the measurement date are included, depending on the balance, in “interest income” or “interest expense”, consistent with the accruals recorded on bonds subject to operational hedges;

•	gains and losses from realisation and the measurement of loans under the Fair Value Option are recorded in the income statement item “110 - Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss”, with the exception of the valuation and execution effects related to the change in own creditworthiness that are recorded as an offsetting entry to a specific equity reserve (item “120 - Valuation reserves”), unless this accounting treatment creates or amplifies an asymmetry in the economic result, as described in greater detail in the discussion to item “13 - Financial liabilities measured at fair value”;

•	results of the measurement of derivatives associated with loans under the fair value option are recorded in the income statement item “80 - Net profit (loss) from trading”.

From the perspective of prudential supervision, in compliance with regulations in force, distorting effects from changes in fair value due to changes in own creditworthiness are eliminated from own funds.

Lastly, note that gains posted to the income statement under the fair value option and not yet realised are not distributable.

Contributions to deposit guarantee systems and resolution mechanisms

Following the incorporation into national law, Directives 2014/49/EU (Deposit Guarantee Schemes Directive - “DGSD”) of 16 April 2014 and 2014/59/EU (Bank Recovery and Resolution Directive - “BRRD”) of 15 May 2014, starting from the 2015 financial year, credit institutions are obliged to provide the financial resources necessary for the operation of the FITD (Interbank Deposit Protection Fund) and the National Resolution Fund (merged into the SRF - Single Resolution Fund in 2016), through the payment of ex-ante ordinary contributions to be paid annually, until 1% of the total protected deposits

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies are reached by 31 December 2023. Should the financial means available to the FITD and/or the SRF not be sufficient, respectively to guarantee the reimbursement of the protected deposit or to finance the resolution, it is required that credit institutions make the payment of extraordinary contributions. Contributions are recognised under item “190 – Administrative expenses – (b) Other administrative expenses” in the income statement, in application of the IFRIC 21 “Levies” interpretation, on the basis of which a liability related to the payment of levies derives from the occurrence of the “binding event” which triggers the payment obligation. The contributions are considered, from an accounting point of view, similar to a levy and the moment of onset of the “binding event” was identified in the first quarter for the SRF and in the third quarter for the FITD.

With regard to the SRF, it should be noted that after the 1% target for protected deposits was achieved at 31 December 2023, no further contributions were requested from the Bank or from the entire European banking system in 2024 (EUR 58.6 mln at 31 December 2023).

The ordinary contribution to the FITD, recognised in the income statement for 2024, amounted to EUR 71.1 mln, which is essentially unchanged from the figure for 2023.

A “Life Insurance Guarantee Fund”, in which Italian insurance companies and branches of non-EU insurance companies participate, was established by Law no. 213 of 30 December 2023. The Fund’s financial resources are made up of participants’ contributions, which must be proportionate to the Fund’s liabilities and in any case must be equal to at least 0.4% (the “target”) of the amount of participating companies’ life insurance technical reserves. This is target to be achieved gradually by 31 December 2035. The contributions levied from insurance brokers are determined in relation to the total volume of life insurance products distributed and associated revenues associated, albeit these levies should not exceed one-fifth of the annual contribution. However, during the initial application phase, the contributions payable by brokers registered in section D of the Single Register of Intermediaries (RUI), which includes banks, are 0.1 per thousand of the life insurance reserves brokered. From an accounting point of view, these contributions are also considered similar to a tax; for 2024, the “obligating event” was identified as November, when participants were identified as entities admitted to the Fund’s AGM.

The ordinary contribution to the Life Insurance Guarantee Fund, recognised in the income statement for 2024, amounted to EUR 2.1 mln.

Synthetic securitisations

In synthetic securitisation transactions, the Bank, through the execution of a financial guarantee contract, acquires protection against the credit risk underlying a loan portfolio, of which it retains full ownership. These transactions have the objective of freeing up regulatory and economic capital by reducing the level of credit risk of the portfolio underlying the transaction (Significant Risk Transfer – “SRT”), which is transferred to an external counterparty without entailing the derecognition of the assets.

The SRT must be constantly monitored also during the life of the transaction, in order to ensure that the regulatory criteria that require the Originator to retain a share of the net economic interest equal to at least 5% of the nominal value of the securitised portfolio, are met.

The transactions are structured in different tranches according to the riskiness of the portfolio. From an accounting point of view, synthetic securitisation transactions take the form of financial guarantees received in which the Bank acts exclusively on the purchaser’s side of protection against credit risk, if the following aspects are ensured:

•	stipulation of the contract for the purpose of hedging credit risk, deriving from debt instruments;

•	presence of the deliverable obligation, for the purposes of activation of the financial guarantee, in the financial statements of the protection buyer;

•	unbudgeted payments in response to changes in specific rates, prices, ratings, exchange rates, indexes or other variables that are governed by the rules on derivatives but as a consequence of a credit event (such as a change to default);

•	repayments made by the protection seller only if the protection buyer has suffered losses against the hedged asset and for an amount not exceeding the loss actually incurred.

The premium paid by the Bank to investors for credit risk protection is recognised in the income statement item “50. Fee and commission expense”. The enforcement of the financial guarantee received by the investors upon the occurrence of contractually agreed conditions (known as credit event) relating to securitised loans under income statement item “130. Net impairment (losses)/reversals for credit risk”.

For further details, please refer to the information provided in the consolidated Notes to the financial statements, under “Part E – Section 1– C. Securitisation transactions”.

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Tax credits linked to the “Rilancio” Decree-Law acquired following assignment by the direct beneficiaries or previous purchasers

The Italian Law Decrees no. 18/2020 (so-called “Cura Italia”) and no. 34/2020 (so-called “Rilancio”) introduced into the Italian legal system incentive tax measures connected with both investment expenses (e.g. eco and sismabonus) and current expenses (e.g. rents of premises for non-residential use). The Government has also intervened on the matter again through Italian Law Decree no. 50/2022 (so-called “Aiuti”) mainly by redefining the pool of potential transferees.

These tax incentives apply to households or businesses, are commensurate with a percentage of the expenditure incurred (in some cases up to 110%) and are disbursed in the form of tax credits or tax deductions (optionally convertible into tax credits). The main characteristics of these tax credits are: (i) they may be used for offsetting; (ii) they may be assigned to third-party purchasers; and (iii) they are not refundable by the Tax Authority.

The accounting treatment of tax credits acquired from a third party (transferee of the tax credit) is not subject to a specific international accounting standard. IAS 8 establishes that, when there is a situation not explicitly addressed in an IAS/IFRS, the company management defines an appropriate accounting policy to ensure relevant and reliable disclosure of such transactions.

The Bank, in line with the joint document issued by the Authorities8, has defined its accounting policy which refers to the accounting rules laid out in IFRS 9, applying provisions compatible with the characteristics of the transaction and considering that, substantially, these credits are equivalent to financial assets.

The Bank purchases the credits based on its Tax Capacity with a view to holding them and using them for future offsetting; therefore, these credits are linked to a Hold to Collect Business Model and recognised at amortised cost, with remuneration represented in net interest income throughout the recovery time period.

The valuation of these credits is carried out by considering utilisation flows through estimated future offsetting; however, the accounting framework provided by IFRS 9 does not apply to this specific case for the calculation of expected losses, i.e. the expected credit loss (ECL) is not calculated as there is no counterparty credit risk, taking into account that tax credits are realised through offsetting and not collection.

Lastly, as specified in the joint Authority document, taking into account that for the purposes of the international accounting standards these tax credits do not represent tax assets, public contributions, intangible assets or financial assets, the most appropriate classification for representation in the financial statements is the residual category “Other Assets” in the Balance Sheet.

As at 31 December 2024, the nominal value of the total tax credits acquired amounted to EUR 3,124.8 mln.Taking into account credits offset until this point, totalling EUR 1,136.1 mln, the residual nominal amount as at 31 December 2024 came to EUR 1,988.7 mln. The corresponding carrying amount, recognised in the balance sheet item “120. Other assets” at amortised cost, which takes into account the acquisition price and the net amounts accrued as at 31 December 2024, was EUR 1,804.8 mln.

It should also be noted that the Bank, as at 31 December 2024, received requests for the sale of these receivables for a total amount of approximately EUR 578.3 mln, currently under review/processing. The total amount of receivables purchased, taking into account the transfer requests in progress - the latter suitably adjusted to factor in the impact of cases abandoned and/or rejected by the Bank - is in line with the estimated total tax capacity, i.e. the tax/contribution payments that the Bank plans to make and that are available for offsetting against tax credits from “Building Bonuses”. The aforementioned valuation also takes into account the significant decrease in the estimated prospective “Tax Capacity” caused by changes to the rules underlying the use of tax credits purchased introduced by Italian Law no. 67 of 23 May 2024, which converted Italian Decree Law no. 39/2024 (the tax benefits decree) into law, with amendments. For more details on the tax benefits decree, please refer to the “New tax regulations” section Consolidated Report on Operations.

Early retirement incentive plans

Termination of employment may be attained through the employee’s voluntary acceptance of a company plan to reduce staff following a proposal to incentivise voluntary resignations due to redundancies, i.e. in the case of exit incentive plans.

These plans provide employment termination benefits and are drawn up, in terms of the number of exits and the timing of implementation, within the scope of the Business Plan objectives.

The agreements executed between the Bank and the trade unions generally provide for the extent of the pool of potential participants and payments made on a lump-sum basis, in addition to the additional payment of other benefits such as, for example, the maintenance of the insurance policy, the maintenance of welfare coverage and supplementary pension schemes, until the employee’s reaches the INPS retirement age.

[8]	Accounting treatment of tax credits purchased pursuant to the “Cura Italia” and “Rilancio” Italian Law Decrees published on 5 January 2021 by the coordination table between the Bank of Italy, Consob and IVASS on the application of IAS/ IFRS

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

The Bank recognises a provision by type, under personnel expenses, as a balancing entry to a provision for risks and charges under item “100 Provisions for risks and charges: c) other provisions for risks and charges” when the requirements of IAS 37 are met, i.e. in the presence of an obligation of a contractual nature to provide the services and benefits covered by the agreement, when it is probable that a flow of resources will be required to fulfil the obligation, for an amount that represents the best possible estimate of the expenditure needed to settle the related obligation in place at the reporting date. Since this is a multi-year obligation, the estimated amount is subject to discounting to reflect the effect of the passing of time (IAS 37.45).

When the uncertainty mainly related to the amount of the redundancy incentive cost is resolved, the Bank recognises a liability as a balancing entry to the Provision for risks and charges.

Classification of ESG financial instruments

As part of its ESG strategy, the Bank offers sustainable project loans on contractual terms that link the contractual cash flows to the achievement of specific environmental sustainability objectives (“ESG covenants”). This approach seeks to reward companies that embark on virtuous sustainability pathways in terms of having a reduced environmental impact (environmental), pursuing policies of inclusion and community support (social) or organisational strengthening (governance). This premium foresees a reduction in the loan spread to a contractually established maximum (usually 10 basis points) if certain borrower-specific sustainability targets (“ESG covenants”) are found to have been met.

From an accounting perspective, financial instruments not held for trading, for which cash flows are based on the occurrence of a contingent event linked to the achievement of ESG targets, are recognised according to the Solely Payment Of Principal And Interest (SPPI) assessment. On this aspect, the IASB provided some clarification on how such clauses are treated for SPPI assessment purposes in its amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments” published on 30 May 2024 , which take effect for annual periods beginning on or after 1 January 2026.

Based on preliminary analyses performed, the Bank believes that the ESG clauses currently in force for the products offered to its customers are SPPI-compliant, since:

•	following qualitative and quantitative assessments of the residual impact of those clauses on the contractual cash flows on the financial instrument, it was found that they are non-critical;

•	the change in cash flows is linked to a contingent event incumbent on the debtor, such as the debtor meeting targets to reduce gas emissions, and not to market parameters/indices;

•	the cash flows resulting from the occurrence or non-occurrence of the contingency event represent neither an investment in the debtor nor exposure to the performance risk of the specified assets.

Therefore, the Bank’s loan products incorporating “ESG covenants” are classified entirely within the portfolio of “Financial assets measured at amortised cost” – in line with the HTC business model – as the related contractual flows were deemed SPPI-compliant.

The same considerations apply to the Bank’s investments in securities that incorporate ESG covenants, for the purposes of classifying them within the portfolio of “Financial assets measured at amortised cost and financial assets measured at fair value through other comprehensive income”.

Other Matters

Classification criteria for financial assets

The classification of financial assets in the three categories envisaged by the standard depends on two classification criteria, or drivers: the business model with which the financial instruments are managed and the contractual characteristics of the cash flows of the financial assets (or SPPI Test).

The financial asset classification derives from the combination of these two drivers, as shown below:

•	Financial assets measured at amortised cost: assets that pass the SPPI test and fall under the Hold to Collect business model (HTC);

•	Financial assets measured at fair value through other comprehensive income (FVOCI): assets that pass the SPPI test and fall under the Hold to Collect and Sell business model (HTC&S);

•	Financial assets measured at fair value through profit or loss (FVTPL): a residual category, which includes financial instruments that cannot be classified in the previous categories based on the results of the business model test or the test on the characteristics of contractual cash flows (SPPI test failed).

BANCA MONTE DEI PASCHI DI SIENA

Business model

With regard to the business model, IFRS 9 identifies three cases in relation to the methods by which cash flows are managed and financial assets are sold:

•	Hold to Collect (HTC): a business model whose objective is achieved by collecting contractual cash flows from the financial assets included in the relative portfolios. The inclusion of a financial asset portfolio under this Business Model does not necessarily mean that the instruments cannot be sold, though it is necessary to consider the frequency, value, and timing of sales in previous financial years, reasons for sales, and expectations regarding future sales;

•	Hold to Collect and Sell (HTCS): a mixed business model, whose objective is achieved by collecting contractual cash flows from the financial assets included in the portfolios and by sales activities, which is an integral part of the strategy. Both activities (collection of contractual cash flows and sales) are essential for achieving the Business Model’s objective. Therefore, sales are more frequent and for greater amounts than an HTC Business Model and are an essential component of the strategies pursued;

•	Other/Trading: a residual category that includes both financial assets held for trading purposes and financial assets managed with a business model other than the previous categories (Held to Collect and Hold to Collect and Sell). In general, this classification applies to a portfolio of financial assets whose management and performance are assessed based on fair value.

The Business Model reflects the methods by which financial assets are managed to generate cash flows for the entity’s benefit and is defined by top management through the appropriate involvement of business structures. It is determined by considering the ways in which financial assets are managed and, as a consequence, the extent to which the portfolio’s cash flows derive either from the collection of contractual cash flows, or from the sale of financial assets, or from both of these events.

The assessment does not take place on the basis of scenarios that, based on the entity’s reasonable forecasts, are not likely to occur, such as “worst case” or “stress case” scenarios. For example, if the entity expects to sell a given portfolio of financial assets only in a “stress case” scenario, that scenario does not affect the assessment of the entity’s Business Model for those assets if that scenario, based on the entity’s reasonable forecasts, is not likely to occur.

The Business Model does not depend on the intentions that management has for an individual financial instrument, but refers to the ways in which groups of financial assets are managed for the purpose of achieving a specific business objective.

In summary, the Business Model:

•	reflects the methods by which financial assets are managed to generate cash flows;

•	is defined by top management through the appropriate involvement of business structures;

•	must be determined by considering the methods by which financial assets are managed.

When assessing a Business Model, all relevant factors available at the assessment date are used. These factors include the strategy, risks and their management, remuneration policies, reporting, and the amount of sales. In analysing the Business Model, it is crucial that the factors evaluated are consistent amongst themselves and, in particular, are consistent with the strategy pursued. Evidence of activity not in line with the strategy must be analysed and adequately justified.

For the Hold to Collect portfolios, the Bank has defined eligibility thresholds for sales that do not affect the classification (frequent but not significant, individually and in the aggregate, or infrequent though of a significant amount) and, at the same time, established the parameters to identify sales consistent with this business model, when they are attributable to an increase in credit risk or risks for bonds approaching maturity.

More specifically, as part of an HTC Business Model, sales are permitted i) in the event of an increase in credit risk, ii) when carried out near maturity, and finally, iii) when they are frequent but not significant in terms of value or infrequent, even if their value is significant.

An example is provided below of circumstances under which the Bank deems it permissible to sell the assets in question.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Increase in credit risk

The Bank believes that there is an increase in credit risk when events occur that involve:

•	the classification of the financial asset under stage 2, previously classified under stage 1;

•	the classification of the financial asset under impaired assets (or stage 3), previously classified under stages 1 or 2.

On the occurrence of these cases, sales are admissible, independently of any frequency or significance threshold; this occurs, for example, in the case of transfers of non-performing loans.

Proximity of the instrument’s expiry

The Bank deems that, independently from any frequency or significance threshold, transfers are compatible with the HTC business model if the time interval before the expiry is 10% of the original duration of the instrument, with a maximum absolute limit of 12 months, and the difference between the amount earned from sales and residual contractual cash flows is not greater than 5% in absolute terms.

Frequency and significance lower than determined thresholds

•	frequency is defined as the percentage ratio between the number of positions sold (ISIN or relationships) during the observation period and the total positions in the portfolio present at the beginning of the observation period. Sales carried out based on a number lower than a value equal to 5% of the number of securities held in the portfolio at the start of the year are infrequent (this value is equal to zero if the number of securities at the start of the year is under 40);

•	significance is defined as the percentage ratio between the nominal value of sales and the total nominal value of instruments in the portfolio present at the beginning of the observation period. The significance threshold of individual sales identified by the Bank is 5%.

The two thresholds must be considered in a separate manner; it derives that individual sales made for an amount higher than 5% compared to initial amount, even if infrequent, are not admissible. In the case that both the frequency and significance thresholds are met for an individual sale, a further assessment is envisaged in terms of aggregate sales volume. In this case, the significance threshold of the aggregate amount of sales identified by the Bank is 10%.

These thresholds were established and applied at the level of both the individual legal entity belonging to the Bank and the Group itself and only for the debt securities portfolio, as the sales of loans portfolios made by the Group are attributable to an increase in the credit risk and to the strategy of derisking required by the Supervisory Authority.

“Held to Collect” Business Model – Sales

The accounting standard IFRS 9 requires that the exposures included in the portfolio of “Financial assets measured at amortised cost” be disposed of under the circumstances described above. With regard to this it should be noted that transfers of debt securities made by the Bank in 2024 took place for a total nominal value of approximately EUR 389.5 mln in compliance with the significance and frequency thresholds, declared in the Bank’s accounting policies, illustrated in part “A.2 Part relating to the main items of the financial statements”, paragraph “Other Information, Other Aspects - Business Model”, to which reference is made for further details.

In addition, as part of the derisking process described in the “Significant event in 2024” section of the Group’s Report on Operations, disposals of non-performing exposures in the form of loans to customers continued in 2024; these were deemed eligible regardless of any frequency and materiality thresholds, in line with the rules set out in IFRS 9 and the Bank’s policy.

Finally, it should be noted that, during 2024 and until the date of preparation of these financial statements, there were no changes with regard to the admissibility criteria of sales of financial assets managed with the “HTC” Business Model. Lastly, please note that the management of debt securities classified in “HTC” and “HTCS” portfolios continue in accordance with the choices made in previous financial years; therefore, no change in the Business Model has occurred during the financial year which required a reclassification of the securities portfolio.

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SPPI test

The other criterion to be used to determine whether a financial asset should be classified under financial instruments measured at amortised cost or at FVOCI - in addition to the Business Model analysis shown above - requires that the terms of contract relating to the asset establish provide for cash flows equivalent to solely payments of principal and interest on the principal amount outstanding (SPPI), repayable on specified dates. This assessment must be carried out for loans and debt securities in particular.

Each financial instrument must undergo SPPI assessment at the time it is recognised in the financial statements.

Subsequent to its initial recognition, and for as long as it is recognised in the financial statements, the asset no longer undergoes further valuations for SPPI assessment purposes. Where derecognising a financial instrument and recognising a new financial asset, the new asset must undergo SPPI assessment.

For purposes of the analysis, IFRS 9 proposes a definition of the terms “principal” and “interest”, as follows:

•	the principal is intended as the fair value of the financial asset at the time of its initial recognition. This value may change during the life of the financial instrument, for example due to repayments of a portion of the principal;

•	interest is the consideration for the time value of money, for the credit risk associated with the principal over a given period of time, for other risks and costs associated with the basic risks of a lending transaction, and for the profit margin.

In basic lending arrangements, the value of interest must depend exclusively on the time value of money and on the credit risk associated with the principal over a given period of time. Whenever the contractual terms introduce exposure to risk or volatility of contractual cash flows that is inconsistent with the definition of a basic lending arrangement, such as exposure to changes in equity or commodity prices, the contractual flows do not meet the definition of SPPI.

In cases where the time value of money is modified – for example when the interest rate of the asset is periodically restated, but the frequency of this restatement or the frequency of the payment does not correspond to the nature of the interest rate (for example, the interest rate is revised monthly on the basis of a one-year rate) or when the interest rate is periodically re-determined on the basis of an average of particular short or medium-long term rates – the undertaking must assess, both using quantitative and qualitative elements, if the contractual flows still meet the definition of SPPI (so-called benchmark cash flows test). If the test shows that the contractual cash flows (not discounted) are “significantly different” from the cash flows (also not discounted) of a benchmark instrument (i.e. without the modified time value element) the cash flows contractual agreements cannot be considered as meeting the definition of SPPI.

Particular analyses (so-called “look through tests”) are required by the standard and are consequently carried out also for multiple contractually linked instruments (“contractually linked instruments” - CLI) that create concentrations of credit risk for debt relief and for non-recourse assets, for example in cases where the receivable can be asserted only in relation to certain assets of the debtor or the cash flows deriving from certain assets.

In addition, any contractual clauses that could change the frequency or amount of contractual cash flows must be considered in order to assess whether such cash flows meet the requirements to be SPPI compliant (e.g., prepayment options, possibility to defer the contractually agreed cash flows, instruments with embedded derivatives, subordinated instruments, etc.).

However, as required by IFRS 9, a contractual cash flow characteristic does not affect the classification of the financial asset if it can only have a de minimis effect on the contractual cash flows of the financial asset (in each financial year and cumulatively). Similarly, if an element of cash flows is not realistic or genuine, i.e., if it affects the instrument’s contractual cash flows only at the occurrence of an extremely rare, highly unusual, and very unlikely event, it does not affect the classification of the financial asset.

For purposes of conducting the SPPI test on transactions in debt securities, the Bank uses the services of an info-provider. The test is carried out manually using a proprietary tool based on an internally developed methodology (decision trees) only if the securities are not managed by the info-provider.

A proprietary tool based on a method developed in-house (decision trees) was developed to perform the SPPI test for credit approval processes. In particular, given the significantly different characteristics, differentiated management is envisaged for products that have a standard contract (typically, the retail loan portfolio) and tailor-made loans (typically, the corporate loan portfolio). For standard products, the SPPI test is conducted when the standard contract is structured, through the “Product Approval” process, and the test result is extended to all individual relationships that refer to that product in the catalogue. Instead, for tailor-made products, the SPPI test is carried out for each new credit line/relationship submitted to the decision-making body through the use of the tool. Decision trees - included in the proprietary tool - have been prepared internally (both for debt securities and loans) and capture possible features that may not comply with the SPPI test. The trees are used both for the implementation of the rules of the proprietary tool and for the verification and validation of the methodology adopted by the info-providers.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Use of estimates and assumptions when preparing financial statements

The application of certain accounting standards necessarily implies the use of estimates and assumptions that impact the values of the assets and liabilities recognised in the financial statements as well as the disclosure provided on contingent assets and liabilities. The assumptions underlying the estimates developed take into consideration all available information at the date on which these consolidated financial statements were drafted as well as the assumptions considered reasonable, also in light of historical experience. By their very nature, it is therefore not possible to exclude that the assumptions used, albeit reasonable, may not be confirmed in the future scenarios in which the Bank will be operating. In this regard, it should be noted that the economy continues to be affected by significant uncertainty as a result of geopolitical tensions which, following the onset of the Russia-Ukraine conflict and consequent international sanctions, have also affected the Middle East; allied to this is the international awareness of climate risks and the measures needed to counter them. These uncertainties have affected the Financial Statement estimates, with significant judgement required in selecting the assumptions and hypotheses underlying the estimates. The results achieved in the future therefore could differ from the estimates developed in order to draft these consolidated financial statements and as a result adjustments may be required, to an extent that cannot currently be predicted or estimated, with respect to the carrying amount of the assets and liabilities recognised in the financial statements.

In this regard, please note that estimates could need to be revised following changes in the circumstances on which they were based, the availability of new information or the increased experience gained.

Lastly, please note that in order to allow an appreciation of the effects on the financial statements correlated to above mentioned elements of uncertainty, in these consolidated financial statements, for the main items of the financial statements subject to estimates (recoverability of deferred tax assets, expected losses on performing loans, recoverability of intangible assets with an indefinite useful life) information is provided on the main hypotheses and assumptions used in the estimate, as well as a sensitivity analysis with respect to alternative hypotheses.

The accounting policies considered to be the most critical for the purpose of a true and correct representation of the Bank’s financial situation and results of operations, both in terms of materiality of the values to be recorded in the Financial Statements impacted by these policies, and for the high degree of judgement inherent in the measurements, which implies the use of estimates and assumptions by management, with reference to the specific sections of the Notes to the financial statements for detailed information on the evaluation processes carried out at 31 December 2024.

The main cases in which subjective valuations are mostly opted for by Management include:

a.	quantification of impairment losses on loans and, more generally, other financial assets;

b.	assessment of the adequacy of the value of equity investments and of other non-financial assets (goodwill, intangible assets, and property, plant and equipment, including right of use assets acquired through leasing);

c.	use of valuation models to measure the fair value of financial instruments not listed in active markets;

d.	estimation and assumptions on recoverability of deferred tax assets;

e.	estimation of liabilities arising from defined benefit company pension funds;

f.	quantification of provisions for risks and charges related to legal and tax disputes;

g.	quantification of the fair value of investment properties and operating properties for business use.

For some of the cases listed above, the main factors that are subject to estimates by the Group, and which therefore contribute to determining the book value of assets and liabilities in the financial statements, can be identified.

In summary, note that:

a.	for the allocation in the three credit risk stages envisaged in IFRS 9 for loans and debt securities classified as “Financial assets measured at amortised cost” and “Financial assets measured at fair value through other comprehensive income”, and the calculation of the expected losses, the main estimates concern:

-	determination of the parameters of significant increase in credit risk, based essentially on models for measuring the probability of default (PD) at the origination of financial assets and at the reporting date;

-	inclusion of forward-looking elements, including macroeconomic, for calculating PD, EAD, and LGD;

-	calculation of the expected cash flows on non-performing loans, which take account: the expected recovery value of collaterals, if any, as well as the costs expected to be incurred for the recovery of the credit exposure; and finally

-	calculation of the probability of sale for positions that have a disposal plan;

b.	for calculating the value in use of equity investments, the expected cash flows and cost of capital are estimated;

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c.	for calculating the fair value of financial instruments not listed on active markets, if it is necessary to use parameters that cannot be inferred from the market, the main estimates concern, on one hand, the development of future cash flows (or also profits for equity securities), possibly contingent upon future events and, on the other, the level of certain input parameters not listed on active markets;

d.	for quantifying post-employment benefits, the present value of the obligations is estimated, taking into account the cash flows, appropriately discounted, resulting from the historical statistical analysis and the demographic curve;

e.	for quantifying provisions for risks and charges, the amount of disbursements necessary to satisfy the obligations is estimated, where possible, taking into account the effective probability of having to make use of resources;

f.	for calculating the items related to deferred taxation, the probability that taxes will effectively be incurred in the future (temporary taxable differences) and the degree of reasonable certainty - if any - of future taxable profits at the time the taxes can be deducted is estimated (temporary deductible differences and accumulated tax losses);

g.	for the determination of the fair value of the properties, carried out through the preparation of specific appraisals by a qualified and independent company, certain unobservable input data are estimated, such as, for example, the lease fee, the sales price, the discount rate, the capitalization rate of income, etc.

For points a), b) and f), please refer to the subsequent paragraphs: “Methods for calculating impairment on IFRS 9 financial instruments”, “Methods for calculating impairment on equity investments”, “Methods for calculating impairment on other non-financial assets” and “Methods for recognising deferred tax assets (probability test)”; for point g) refer to the paragraph “Determination of the fair value of property” and finally for point c) to the contents of paragraph A.4.5 “Fair Value Hierarchy” of these Notes to the financial statements. The actual technical and conceptual solutions used by the Bank are analysed in more detail in the individual sections of the notes to the balance sheet and income statement, where the distinct contents of each item in the financial statements are described. With regard to the cases referred to in points d) and e), please refer to Section 12 under liabilities in the Notes to the financial statements “Defined benefit company pension funds” and Part E of the Notes to the financial statements, Section 1.5 “Operational risks”.

Methods for calculating impairment on IFRS 9 financial instruments

Pursuant to IFRS 9, at each reporting date, financial assets other than those measured at fair value through profit or loss are subject to an impairment test, aimed at estimating the expected credit loss (ECL). A similar analysis is carried out for the funding commitments and guarantees which fall within the scope of impairment testing under IFRS 9.

In particular, the ECL model provides the aforementioned financial assets must be classified in three distinct “stages”, according to their credit quality in absolute terms or relative to that at initial disbursement, to which different measurement criteria for expected losses are applied. More specifically:

•	stage 1: includes performing exposures that have not undergone a significant change in credit risk with respect to the initial recognition. The value adjustments correspond to the expected losses related to the verification of default in the 12 months following the reporting date;

•	stage 2: includes performing exposures whose creditworthiness has been affected by a significant change in credit risk, but for which the losses are not yet observable. Adjustments are calculated considering the expected loss over the remaining life of the instrument (lifetime);

•	stage 3: includes all non-performing exposures that present objective evidence of deterioration and which must be adjusted by using the lifetime expected loss concept.[9]

Financial assets considered as impaired since their acquisition or origin (POCI - purchased or originated credit impaired), are an exception to the above, whose accounting treatment was discussed in the paragraph above dedicated to this topic.

The scope of exposures classified in stage 3 includes the corresponding non-performing exposures, in accordance with the provisions of the Bank of Italy rules, defined in Circular no. 272 of 30 July 2008, as updated, and referred to in Bank of Italy Circular no. 262 “Bank financial statements: compilation formats and rules”, to the non-performing exposures aggregate pursuant to ITS EBA (EBA/ITS/2013/03/rev1 24/7/2014)10.

[9]	The valuation is statistical for positions with a balance of under EUR 1.0 mln and analytical, carried out by management, for positions above said threshold.

[10]	The regulatory framework of the New Definition of Default was supplemented with the application, starting from 1 January 2021, of the “Guidelines on the application of the definition of default as per Article 178 of EU Regulation no. 575/2013” (EBA/GL/2016/07).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

In detail, the aforementioned circulars identify the following categories of non-performing assets:

•	Bad loans: these represent the aggregate of on- and off-balance sheet exposures to a party in a status of insolvency (even if not judicially certified) or in essentially comparable situations, regardless of any loss forecasts made by the Bank;

•	Unlikely to pay exposures: represent the on- and off-balance sheet exposures for which the borrower does not meet the conditions for classification under bad loans and for which it is considered unlikely that the borrower will be able to fully satisfy the credit obligations (in terms of principal and/or interest) without recourse to actions such as the enforcement of collateral. This assessment is carried out regardless of the existence of any overdue and unpaid amounts (or instalments). The classification among unlikely to pay exposures is not necessarily linked to the explicit presence of anomalies, such as a missed repayment, but rather is linked to the existence of elements that would indicate a situation of risk that the debtor may default (e.g., a crisis in the debtor’s business sector);

•	Past due and/or overdrawn exposures: on-balance sheet exposures, other than those classified as bad loans or unlikely to pay exposures, which, at the reporting date, are past due and/or overdrawn for more than 90 days, according to the significance threshold envisaged in the aforementioned legislation. For the Bank, non-performing past due and/or overdrawn exposures are determined in reference to the position of an individual debtor.

The Bank adopts a “debtor-by-debtor” approach to identifying non-performing exposures. In this sense, the other party to the loan is assessed overall and subsequently classified, rather than assessing the individual loans granted to that party.

In addition, the Bank of Italy regulations, in line with EBA standards, have introduced the definition of “forborne exposures”. This concerns, in particular, exposures benefiting from tolerance measures, which consist of concessions granted to the debtor, in terms of modification and/or refinancing of a pre-existing loan, exclusively because of, or to prevent, a state of financial difficulty that could have negative effects on the debtor’s ability to fulfil the contractual commitments originally assumed, and that would not have been granted to another debtor with a similar risk profile not in financial difficulty. These concessions must be identified at the level of the individual credit line and may relate to exposures of debtors classified either in the performing or the non-performing (impaired) status. For exposures with forbearance measures classified as unlikely to pay exposures, the recovery to a position of performing can only take place after at least one year has elapsed from the time the concession was granted (known as the “cure period”) and all the other conditions provided for in paragraph 157 of the EBA ITS are satisfied.

In any case, renegotiated exposures should not be considered forborne when the debtor is not in a situation of financial difficulty (renegotiations carried out for commercial reasons).

Impairment of performing financial assets

For performing financial assets, i.e., those assets not considered to be impaired, it must be determined, at the individual relationship level, if there is a significant deterioration of credit risk, by comparing the credit risk associated with the financial instrument at the time of measurement and that at the initial moment of disbursement or acquisition. This comparison is made using both quantitative and qualitative criteria. The results of this assessment, in terms of classification (or, more appropriately, staging) and measurement, are the following:

•	when these indicators are present, the financial asset is included in stage 2. In this case, the assessment requires that impairment is recognised equal to the expected losses over the entire residual life of the financial instrument, consistent with the provisions of international accounting standards and even if a loss in value has not yet occurred. These adjustments are reviewed at each subsequent reporting date both to periodically check that the continuously updated loss estimates are consistent, as well as to take into account - in the event that indicators of a “significantly increased credit risk” no longer exist - of the change in forecast horizon for calculation of expected loss;

•	where these indicators are not present, the financial asset is included in stage 1. In this case, the assessment requires that expected losses are recognised on the specific financial instrument over the next twelve months, consistent with the provisions of international accounting standards and even if a loss in value has not yet occurred. These adjustments are reviewed at each subsequent reporting date both to periodically check that the continuously updated loss estimates are consistent, as well as to take into account - if indicators of a “significantly increased credit risk” are detected - the change in forecast horizon for calculation of expected loss.

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As regards the measurement of financial assets and, in particular, the identification of a “significant increase” in credit risk (a necessary and sufficient condition for classification of the asset being assessed in stage 2), the elements that constitute the main determinants to be taken into consideration, according to the standard and its operating procedure implemented by the Bank, are the following:

•	relative quantitative criterion as “main” driver, based on the change (beyond established thresholds) in the lifetime probability of default compared to when the financial instrument was initially recognised in the financial statements;

•	absolute qualitative criteria, represented by the identification of trigger events or exceeding absolute thresholds as part of the credit monitoring process, and backstop indicators, i.e., credit delinquency factors, which suggest that there has been a significant increase in credit risk, unless there is evidence to the contrary. The category comprises:

-	all exposures affected by forbearance measures and for which these measures are still active, regardless of whether the probation period underway is regular;

-	exposures of counterparties classified in the Proactive Management portfolio characterised by high risk elements[11];

-	exposures past due by more than 30 days;

-	exposures to retail customers with a turnover of less than EUR 50 mln and classified by the early warning system in the highest risk class (A8)[12].

With particular reference to the relative quantitative criterion applicable to credit exposures with customers, the Bank has determined as a reference the change, within internal thresholds differentiated by segment, product, initial rating class, vintage and geographical area, between the lifetime forward-looking cumulative probability of default (PD), calculated at the beginning of the contractual relationship, and the probability of default recorded at the measurement date. If these thresholds are exceeded, it signifies a significant increase in credit risk and the resulting transfer of the individual credit line from stage 1 to stage 2. The comparison is based on the homogeneous residual durations and on homogeneous PD models, for example, if the definition of default changes over time, the original lifetime forward-looking cumulative PD is recalculated to take account of said new definition of default. Cumulative PDs subject to comparison are based on the same model used for ECL purposes (e.g. definition of PIT (Point in Time) PD, macroeconomic scenarios, expected life/contractual life). In order to obtain a unique classification result, use is made of a cumulative PD resulting from the weighted average of the cumulative PDs calculated for the individual prospective scenarios using the probabilities of the scenarios as weights. The threshold of significance is determined by historically measuring, through quantile regression analysis per cluster, that level of ratio, between the lifetime forward-looking cumulative PD at the reporting date and that at the origination date, which may be considered predictive of the classification as NPE13. The threshold is determined so as to minimise false positives and false negatives and maximise true positives and true negatives.

In cases where it is difficult to identify risk factors or indicators at the level of individual borrowers, the significant increase in credit risk may be assessed by means of a collective approach that allows the components of the loan portfolio that are most likely to be affected by a crisis to be highlighted without, however, identifying them on an individual basis.

For debt securities that do not have rating equal to or above investment-grade ratings, the relative quantitative criterion is based on the variation in lifetime forward-looking cumulative PD between the reporting date and the origination date above compared with a certain threshold. For corporate issuers, the multi-year PD curve is the multi-year corporate segment one relating to vintage 1 estimated entirely by the Bank; for government issues, the multi-year PD curve is the one prepared on the basis of the Moody’s, Standard & Poor’s and Fitch migration matrices of 1-year for government bonds; Standard & Poor’s migration matrices corresponding to the Euro area were used to estimate multi-year PDs of credit exposures to banks and non-banking and financial institutions (NBFIs). Moody’s multi-year PD matrix is used for securities issued against both own and third-party securitisations. Cumulative PDs subject to comparison are based on the same model used for ECL purposes and macroeconomic scenarios. In order to obtain a unique classification result, use is made of a cumulative PD resulting from the weighted average of the cumulative PDs calculated for the individual prospective scenarios using the probabilities of the scenarios as weights. The exposures are classified into stage 2 if the ratio between the lifetime forward-looking cumulative PD at the reporting date and that of the origination date exceeds a given threshold of significance equal, both for corporate bonds and government bonds, to that used for corporate exposures in the form of loans.

[11]	On the basis of internal policies, the macro-factors that determine the assignment of the “Proactive Management” management category are the internal rating class (below the D1 threshold) or the “activation” of default detection parameters of the early warning systems classified as highly relevant or binding, which include the EBITDA; these parameters pertain to areas of investigation relating to prejudicial, performance, centralised risks, Financial Statements and the forbearance state in loans.

[12]	A8 is the highest EWS risk class for a stage 1 exposure.

[13]	The classification as NPE is measured over multi-year time horizons

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Debt securities that, at the reporting date, have an investment-grade rating, mainly related to government securities, are classified in stage 1 because in this case, and only for this case, the Bank used the “Low Credit Risk Exemption”. This exemption consists of the practical expedient of not conducting the test for significant deterioration of credit risk on exposures whose credit risk is considered low. This exemption applies to securities that, at the valuation date, have a rating level equal to investment grade, in full compliance with the provisions of IFRS 9. For debt securities, as well, a qualitative criterion was introduced to identify the existence of a “significant increase” in credit risk, which determines the stage 2 allocation of tranches belonging to counterparties in the high-risk management portfolio. In addition, given the presence of several purchase transactions on one fungible asset (ISIN), it was necessary to identify a methodology to identify the tranches sold in order to determine the residual quantities to which credit quality at initial recognition date can be associated, in order to compare it with credit quality at the measurement date. In this context, the “first-in-first-out” or “FIFO” methodology was deemed most appropriate, as it enables more transparent portfolio management, including from the operational perspective (front office), allowing, at the same time, a continuous updating of the creditworthiness assessment based on new purchases.

In general, the transfer criterion between stages is symmetrical. Specifically, an improvement in credit risk which involves the elimination of the conditions that led to the significant increase in said credit risk involves the reallocation of the financial instrument from stage 2 to stage 1. In this case, the entity recalculates the value adjustment on a twelve-month time horizon rather the previously recognised lifetime losses, by booking a write-back to the income statement. In order to reduce the frequency of transfers between stages, the Bank applies a stabilisation rule that requires a probation period both inbound and outbound.

Once the assignment of exposures into the various credit risk stages has been defined, the expected losses (ECL) are calculated, at the level of individual transaction or security tranche, starting from IRB/management modelling, based on the parameters of Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD), to which specific adjustments are made, in order to ensure compliance with the specific requirements of IFRS 9.

The PD, LGD, and EAD are defined as follows:

•	PD (Probability of Default): likelihood of transferring from a performing status to that of non-performing over a one-year time horizon. In models consistent with supervisory provisions, the PD factor is typically quantified through the rating. For the Bank, PD values derive from internal rating models where available, supplemented by external valuations or average data for segment/portfolio;

•	LGD (Loss Given Default): percentage of loss in the event of default. In models consistent with supervisory provisions, this factor is quantified using historical data on actual recoveries of loans that transferred to non-performing status;

•	EAD (Exposure At Default) or credit equivalent: amount of exposure at the time of default.

As previously pointed out, in order to comply with the provisions of IFRS 9, specific adjustments must be made to the aforementioned factors, including:

•	adoption of a Point in Time (PIT) PD against the Through the Cycle (TTC) PD used for regulatory purposes;

•	elimination of certain additional components from LGD, such as indirect costs (non-recurring costs), further conservative margins specifically introduced for statutory models, the component linked to the economic downturn; as well as to reflect the most current recovery rates (PIT), forward-looking expectations about future trends and the inclusion of any recovery fees if collection is assigned to a third party;

•	use of multi-year PDs and, where necessary, LGDs in order to determine the expected loss for the entire residual life of the financial instrument (stages 2 and 3);

•	use of the effective interest rate of the individual transaction in the process of discounting expected future cash flows, as opposed to that which is set forth in regulatory models, in which individual cash flows are discounted using discount rates determined in accordance with prudential regulations.

In relation to the multi-year EAD, the Bank (in line with IFRS 9 provisions), takes as reference the contractual maturity plans to determine when cash flows will be due, whereas for demand exposures it uses a behavioural model to estimate the repayment profile – as also used for liquidity risk and ALM assessments – broken down by type of customer, regardless of the measurement methods (amortised cost or fair value through other comprehensive income). For commitments to disburse funds and guarantees given (off-balance sheet exposures), EAD is instead taken at nominal value weighted by a specific credit conversion factor (CCF).

IFRS 9 establishes that, at each reporting date, an entity must measure the impairment of an asset based on the expected credit loss, based on available, reasonable and consistent information, without incurring excessive costs or making disproportionate efforts. Therefore, the forward-looking approach envisaged by IFRS 9 for purposes of determining the expected loss represents a key aspect of the measurement model.

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Given the above, the Bank uses the forward-looking approach to estimate the expected loss, both in the analytical and collective measurements. The forward-looking approach is applied to the following statistical parameters:

•	PD: Probability of Default, used for performing positions;

•	LGD/EAD: Loss Given Default (LGD), used for both performing and non-performing positions measured statistically; Credit Conversion Factor (CCF) used to estimate the EAD of performing positions;

•	Cure/Danger rate: used for unlikely to pay exposures other than positions statistically valued as lower than a given threshold;

•	haircut for real estate collateral, used when applicable for the analytical measurement of bad loans and unlikely to pay exposures other than restructured loans.

Since the expected loss is estimated as the weighted average of a range of possible results, these parameters are first found based on historical data and then adjusted to take into account at least 3 economic scenarios that cover a horizon of at least 3 years in the future: baseline, best and worst.

The forward looking forecasts of the macroeconomic indicators, provided by a leading external consultant and internally reformulated by the Studies and Research Function, are quantified based on three possible future scenarios, which consider the economic variables deemed relevant (Italian GDP, interest rates, unemployment rate, commercial and residential property prices, inflation, equity indices), with a future time horizon of three years to which the respective probabilities of occurrence are assigned, determined internally by the Bank. The macroeconomic scenario is updated at least once a year, at the time of preparation of the separate financial statements and every time the latest base scenario shows, compared with the one already in use, a net cumulated difference of the GDP, over a 3 year period, greater than or equal to 0.5%, in absolute value. In greater detail, for the impairment of loans, in addition to the “baseline” scenario, i.e., the forecast macroeconomic scenario on the basis of which the Bank develops its projections of economic/equity and risk data over a short- and medium-term time frame, two symmetrical scenarios are assumed: an alternative severe scenario (severe but plausible) and an alternative improved scenario (best), which differ in their level of favour/adversity to economic development and growth. For more details on the macroeconomic scenarios incorporated in the calculation of expected losses of performing exposures, please refer to the following paragraph “Group macroeconomic scenario for the valuation of receivables in the 2024 financial statements”.

The sensitivity of the statistical parameters to macroeconomic variables is estimated. In particular, the associations between the statistical parameter and macroeconomic variables are shown below:

•	PD: Italian GDP, unemployment rate, interest rates, inflation, commercial property prices, and stock indices;

•	LGD/EAD: Italian GDP, unemployment rate, price of residential properties, interest rates, investments in construction, machinery and means of transport;

•	cure/danger rates: Italian GDP and Residential property prices;

•	haircut: commercial and residential property prices.

For those statistical parameters (e.g., PD) for which there is no linear relationship with the macroeconomic variable, the parameter measurement is not calculated based on the weighted average of the macroeconomic variables and using the respective probabilities as weights, but based on certain distinct measures of the parameter. In these cases, the weighted average occurs at the expected loss level.

For the estimate of expected losses over the life of the instrument, the reference period is represented by the contractual expiry date; for instruments that do not expire, the estimate of expected losses uses a time horizon estimated through a behavioural model for on-demand products and set to one year from the reporting date, in other cases.

Finally, with reference to the methodologies for estimating impairment of performing financial assets, in certain circumstances the need may arise to make temporary adjustments (valuation increases), on a precautionary basis, to the results of the models adopted. That need may arise, for instance, as a result of unexpected external events that are unexpected outside the bank’s control which have potential far-reaching consequences on the measurement of portfolio ECLs as a result of elements that are not adequately captured by the IFRS 9 models used. It must be noted that the IFRS 9 estimation methodologies are founded on experience-based assumptions, and are strongly anchored to historical observations, which are considered over a congruous time horizon and in a sufficiently stable backdrop. Therefore, in order to fully understand the effects of particular conditions of volatility or of possible significant economic deviations from the expected macroeconomic scenarios, including in relation to emerging risks, a specific reference framework of action was identified - duly approved by the competent management bodies - to factor in further elements to the ECL calculation that are not yet and/or are insufficiently covered by the models in use.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

For further details on the model for determining expected losses on performing exposures, with particular reference to the stage assignment criteria, the method for calculating the risk parameters, the macroeconomic forecast scenarios and related probabilities of occurrence, and management overlays, please refer to the paragraph “Methods to measure expected losses” contained in “Part E - Information on risks and hedging policies” of these Notes to the financial statements.

Impairment of non-performing financial assets

As described earlier in the document, for non-performing financial assets, which are assigned a probability of default of 100%, the impairment amount for each loan is equal to the difference between the loan book value at the time of measurement (amortised cost) and the present value of estimated future cash flows, calculated by applying the original effective interest rate (or a proxy if not available). Cash flows are estimated based on expected recovery expectations over the lifetime of the loan, taking into account the presumed realisable value net of any collateral and any costs connected with obtaining the guarantee through sale. In this regard, in the event that the Bank uses a third party to collect non-performing loans, the fees paid to the outsourcer for activities strictly related to collection are considered for the purpose of estimating impairment losses. These costs are considered for both non-performing and performing exposures, if for the latter it is probable that in the event of a transfer to bad loans, the collection activities will be assigned to third parties. Commissions paid to outsourcers are considered in LGD estimates used for statistical measurements of all administrative stages, in collection plans for bad loans, and in analytical measurements of unlikely to pay exposures.

For purposes of estimating future cash flows and the relative collection times, the loans in question of a significant amount are subject to an analytical assessment process. For some similar categories of non-performing loans whose unit amount is insignificant, the measurement processes allow that loss forecasts are based on lump-sum/statistical calculation methods, to be analytically assigned to each individual position. The perimeter of exposures subject to a lump-sum/statistical measurement process, that is, based on statistical analyses of operational LGD, differentiated according to the segment and length of time in the risk state (“vintage”) and suitably integrated to take into account forward-looking information, is represented by:

•	bad loans and unlikely to pay exposures with exposures less than or equal to an established significance threshold of EUR 1 mln;

•	total non-performing past due exposures regardless of the exposure’s significance threshold. In particular, these are loans that show continuous overdrawn situations or delayed payments, automatically identified by the Bank’s IT procedures, according to the aforementioned rules of the Supervisory Authority.

The statistical valuation, carried out for bad loans and unlikely to pay exposures of less than EUR 1 mln and for all past-due and/or overdrawn loans, presents specific characteristics depending on the type of exposure involved.

With reference to bad loans, the statistical valuation is based on non-performing LGD grids, where the LGD model is mainly characterised by the differentiation of the loss rates, based on the permanence in the risk status (“vintage”), as well as the type of customer. The LGD grids are also differentiated by other significant analytical characteristics on the model estimation stage (e.g. technical form, type of guarantee, geographical area, exposure band, etc.). The recovery time grids, on the other hand, are broken down mainly by regulatory segment and by other significant analysis axes in the modelling (e.g. recovery procedures, exposure band, technical form).

With reference to unlikely-to-pay and non-performing past due loans, the valuation is carried out by applying statistical LGD grids specifically estimated for positions classified in these administrative categories, in line with the LGD grids estimated for bad loans. The LGD for unlikely-to-pay and non-performing past due loans is obtained by recalibrating the non-performing loan LGD through the danger rate module. The danger rate is a multiplicative correction factor aimed at recalibrating the bad loan LGD with the information available on other default events, so as to obtain an LGD representative of all possible default events and their evolution.

With regard to the treatment of mass sales, the Bank distinguishes between ordinary and extraordinary transactions, where the extraordinary nature of the transfers is connected to the presence of important strategic elements and significant dimensions, and is evidenced by specific decisions of the ECB. Therefore, ordinary transfers are always included in the determination of the accounting LGD as the transfer represents an alternative collection method to a direct collection from the debtor; by contrast, extraordinary transactions are in no way considered representative of the transactions that the Bank will carry out in the future, having now reached a physiological NPE ratio level and are therefore excluded from the estimation of the accounting LGD.

The analytical-specific valuation for bad loans and unlikely to pay exposures exceeding EUR 1 million is an assessment made by the managers on the individual positions based on a qualitative-quantitative analysis of the economic and financial situation of the main debtor and the guarantors in order to identify and quantify the sources and recovery times consistent with the most likely scenario of evolution of the credit relationship, i.e. the restoration of the counterparty to performing status or, alternatively, the progressive decommitment also through the use of scheduled transfers in line with the NPE Strategy.

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In particular, for bad loans, a set of factors are taken into account, which may or may not be present depending on the characteristics of the positions, and which must be assessed with the utmost accuracy and prudence, including by way of example:

•	nature of the credit, preferential or unsecured;

•	shareholders’ equity of obligors/third parties providing collateral;

•	complexity of existing or potential disputes and/or underlying legal issues;

•	exposure of obligors to the banking system and other creditors;

•	latest available financial statements;

•	legal status of obligors and pending bankruptcy and/or individual proceedings.

To find the estimated realizable value of loans secured by real estate and to take into account both the historical collection data, differentiated between commercial and residential properties, and forward-looking considerations, in line with IFRS 9, the approach adopted is focused on the valuation of real estate in reference to the average expected auction and the corresponding reduction in the observed price, calculating the average haircuts differentiated by type of real estate guarantee (residential and non-residential).

With reference to bad property loans deriving from lease contracts, in light of the peculiarities of the product (absence of auctions), the haircut is estimated as the depreciation of the asset observed between the last available appraisal value and the expected sale price, determined on the basis of the evidence emerging from the recovery process.

The assessment of unlikely to pay exposures is based on a qualitative-quantitative analysis of the economic, equity and financial situation of the debtor and on a timely verification of the risk situation.

The impairment loss is calculated including the measurement of future cash flows that it is assumed the debtor is able to produce and which will also be used to service the financial debt. This estimate must be made on the basis of two alternative approaches:

•	Going concern approach: the borrower’s operating cash flows (or that of effective guarantor) continue to be produced, and are used to repay the financial debts contracted, based on the scheduled repayment plans. The going concern assumption does not exclude the possible realisation of collateral, but only to the extent that this can occur without jeopardising the debtor’s ability to generate future cash flows. The going concern approach also applies to cases in which the recoverability of the exposure is based on the possible sale of assets by the debtor or extraordinary transactions;

•	Gone concern approach: applicable in cases in which it is believed that the debtor’s cash flows will be significantly reduced or even in cases of reduced reliability of the corporate Business Plans. In this context, assuming that interventions by shareholders and/or extraordinary restructuring operations of the debt in a turnaround situation are not reasonable, loan collection is essentially based on the value of the collateral that supports the loan as well as, in the alternative, on the realisation value of the assets, taking into account liabilities and any rights of pre-emption.

In the case of unlikely to pay exposures secured by real estate and valued on the basis of the gone-concern scenario approach, the haircut is applied not to the entire market value of the guarantee (as in the case of bad loans) but only to the portion pertaining to the credit exposure that is expected to become bad loan; alternatively, the cure rate of the related exposures is taken into account.

The appraisals that can be used for the valuations are carried out by independent experts enrolled in Registers and/or Professional Associations and are subject to an annual update process.

By analysing the analysis of alternative collection scenarios, the Bank notes that, for the objectives of reducing the stock of outstanding non-performing loans included in the business plans and the commitments undertaken with Supervisory Authorities, with specific reference to the “NPL Strategy”, the Bank considers the sale of portfolios as the strategy that can, under certain conditions, maximise the recovery of cash flows, also in consideration of collection times.

Consequently, the estimate of expected losses of exposures that can be sold varies depending on the forecast of the recoverable flows through internal management (work-out), as well as the forecast of recoverable flows through their possible sale on the market. If the Bank’s business plans and strategies identify specific disposal targets and, therefore, a portfolio of non-performing loans held for sale, the loans included in that portfolio are valued, until the disposal targets are reached, by taking into account both the value recoverable through operational management and market valuations (based on external appraisals) and/or sale prices, if already defined.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

In particular, if a broad portfolio of loans held for sale is identified that comprises Bank-owned loans that can be sold to meet the sale targets, the book value of that portfolio is measured by weighting the value recoverable through operations against the value recoverable through sale.

Based on these considerations, the accounting model for impairment for the Bank’s non-performing loans only envisages a different application for:

•	loans subject to ordinary collection process: application of the relevant accounting policies previously illustrated;

•	loans included in the sale programme: measured with the ordinary policy plus any add-ons to adjust the portfolios to the presumable realisable value.

To determine the add-on, the Bank considers the following elements:

•	selection of the portfolios that are presumed to be sold: the perimeter includes positions with a certain attractiveness on the market that can also be inferred as a result of expressions of interest already received, as well as additional positions resulting from assessments of economic benefit performed by the Parent Company’s competent bodies;

•	probability of sale: the probability is guided by the target sales level included in the NPL Strategy;

•	sale prices: derived from mass transactions on similar portfolios and single names made by the Bank or from transactions carried out on the market in recent years.

The aforementioned add-on is not applied in the case of sales with a price constraint defined to an extent not lower than the net book value determined based solely on the ordinary collection process.

The method described above does not apply to receivables which, at the time of preparing these financial statements, have already been analytically identified as held for sale and which meet the conditions set forth in IFRS 5 for classification in the portfolio of assets held for sale. These receivables are measured according to the sale scenario only, to which a 100% probability is assigned, taking as reference the sale prices or, in any case, the information contained in contracts with counterparties (binding offers).

Within the range of possible approaches to estimation models permitted by the relevant international accounting standards, the use of a methodology or the selection of certain estimation parameters may significantly affect the valuation of receivables. These methodologies and parameters are necessarily subject to a continuous updating process, also in view of the historical evidence available, with the goal of refining the estimates to better represent the presumed realisable value of the credit exposure.

For updates introduced in the measurement of expected losses, please refer to the specific paragraph contained in the “Credit risk” section of “Part E - Information on risks and hedging policies” The Consolidated Notes to the financial statements.

In light of the above, it cannot be excluded that alternative monitoring criteria or different methodologies, parameters, assumptions in determining the recoverable value of the Bank’s credit exposures – also affected by possible alternative recovery strategies approved by the competent corporate bodies as well as the evolution of the economic-financial and regulatory context of reference – may determine different valuations with respect to those carried out for the purposes of preparing the consolidated financial statements as at 31 December 2024.

It should finally be noted that, as reported in the Group’s Report on Operations, to which reference should be made for more details, an “on-site” inspection by the ECB got underway on 11 November 2024, regarding the risk of SME exposures. More specifically, the inspection concerns the review of the quality of assets vis-à-vis the aforementioned counterparties, an analysis of the IFRS9 statistical models used to support the classification into stage 2 and the estimate of expected credit losses as well as the evaluation of the related management processes and procedures.

At the date of this Financial Report, no draft report containing the ECB’s preliminary assessments had been received. Nevertheless, the information acquired from discussions with the inspection team, particularly regarding the perimeter of positions subject to analytical verification, have been evaluated and substantially incorporated into the findings of this Financial Report with the intention of making the best estimate of the recoverable value of exposures falling within the perimeter of the inspection in question. We cannot rule out that, following the audit of the Supervisory Body, additional new information may come to light, not known at the date of drafting of this report, to be considered for the purposes of assessing the credit portfolio.

BANCA MONTE DEI PASCHI DI SIENA

Incorporation of climatic and environmental risks in the determination of expected losses

One of the most complex aspects to assess, for the purposes of estimating the expected losses of credit exposures, is the actual relevance of climatic and environmental risks, given the uncertainty that inevitably characterises forecasts of events that, by nature, are likely to occur over a long-term time period.

The models currently used by the Bank to calculate expected losses (ECL) do not directly incorporate the risks arising from the exposure of debtor counterparties to climate and environmental factors, however, in 2024 the Bank has continued to refine its PD, LGD and EAD models currently in use in order to be able to discriminate within them also the typical variables of climate and environmental risks such as physical and transition risk.

Pending ECB approval of the 2024 Model Change, the Bank has factored climate-environmental risks into the ECL calculation models for the year 2024, estimating the impacts that the different transition scenarios may produce on the accounting models currently in use, taking into account that these are scenarios characterised by transition policies and implementation times that can significantly affect various macroeconomic indicators. These risks were estimated using management adjustments from the core model findings (also known as management overlays), leading to a EUR 23.2 mln increase in expected losses (EUR 38.1 mln at 31 December 2023). Therefore, it cannot be ruled out that the possible development of models capable of more fully factoring climate and environmental risks may result in different assessments with respect to those conducted for the purposes of preparing these Separate Financial Statements.

For an illustration of how the Bank is working to assess environmental factors in the context of lending policies, please refer to “Part E - Information on risks and hedging policies” of these Notes to the financial statements.

Methods for calculating impairment on equity investments

At the end of every reporting period, the controlling interests, interests in associates or jointly controlled entities are evaluated to check whether there is objective evidence of impairment that might render the book value of these assets not entirely recoverable.

The process of recognising impairment involves verifying the presence of indicators of possible reductions in value and calculating any write-down.

The Bank alternatively uses a set of indicators based on several factors, referring to the investee, including the type of business, market listing and budget objectives. The presence of impairment indicators entails the recognition of a write-down in the amount for which the recoverable value is lower than the book value. The recoverable value is the greater of the fair value less costs to sell and the value in use. For the methods used to determine the fair value, refer to the information in chapter A.4 - Information on fair value in the Notes to the Financial Statements. The value in use is the present value of cash flows arising from the asset; it reflects the estimate of the cash flows expected from the asset, the estimate of possible changes in the amount and/or timing of cash flows, the time value of money, the price for remunerating the asset’s risk and other factors that can influence the pricing, by market dealers, of the cash flows expected from the asset. In determining the value in use, the discount method applied to future cash flow is used through discount rates reflecting the cost of capital of the investee14.

With reference to controlling interests, the impairment test is performed individually for each investee when this has independent cash flow generation capacity. If the Group’s organisational model provides for the assets of the investee to be included in a larger Cash Generation Unit (CGU) or in a different unit, in the separate financial statements the impairment test is not carried out on each individual controlling interest, but on the individual CGU identified at the consolidated level, because only with this procedure it is possible to calculate the recoverable value of the CGU.

The impairment test carried out in 2024 did not entail the need to make value adjustments. For information on the book value of the main equity investments, please refer to the section entitled “Equity investments - Item 70” contained in “Part B - Information on the balance sheet” of these Notes to the financial statements.

[14]	A growth rate applied to available data is used to determine future cash flows that are not made explicit in the companies' plans.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Methods for calculating impairment on other non-financial assets

The property, plant and equipment and intangible assets with definite useful life are tested for impairment in the presence of any indication that the book value of the asset may not be recovered. The recoverable value is computed with reference to the fair value of the property, plant and equipment or intangible asset, net of the disposal charges or the value in use if this can be calculated and exceeds fair value.

In particular, with regards to the software, with reference to closed projects of amounts exceeding EUR 1 mln, the Bank performed the recoverable value check using assumptions and estimates in line with those of the 2023 Financial statements. The impairment test conducted as at 31 December 2024 was based on the monitoring of specific key performance indicators (KPIs), identified when the projects were closed, in order to verify the economic benefits assumed in the reference business cases. The outcome of the monitoring showed values of these KPIs exceeding the reference thresholds set in the business cases for all projects. For projects with a value below the aforementioned threshold without specific KPIs, the impairment test of the related software was conducted consistently with previous financial years and led to the recognition of an impairment loss of EUR 1.8 mln.

The values of right of use assets acquired through leasing are subject to impairment testing, if the conditions are met. The test is performed when the following events or situations occur: full/partial abandonment, underuse or non-use of the leased asset. In addition, it is necessary to refer to indicators from internal sources such as signs of obsolescence and/or physical deterioration of the asset, restructuring plans and closures of branches and external sources such as, for example, the increase in interest rates or other rates of return on the market for investments that may cause a significant decrease in the recoverable value of the asset. The outcome of the aforementioned checks as at 31 December 2024 led to the recognition of an impairment loss of EUR 0.8 mln in the item “Impairment losses/reversals on property, plant and equipment”.

For information on the rights of use acquired through leasing, please refer to the section “Property, plant and equipment - Item 80” contained in “Part B - Information on the balance sheet” of these Notes to the Financial Statements.

Determination of the fair value of property

Real estate used in the business (IAS 16) and real estate held for investment purposes (IAS 40) are valued in accordance with the revaluation criterion and the fair value criterion, respectively. For this perimeter, the fair value update is determined in accordance with IFRS 13 through the use of specific appraisals prepared by qualified and independent experts, which, depending on the relevance of the individual real estate unit, are conducted in two different alternative ways:

•	“full” appraisals: based on a physical inspection of the property assets by the appraiser; or

•	“desktop” appraisals, based on an assessment performed with no physical inspection of the property asset and, therefore, based on reference market values.

The valuation methodologies applied by the appraiser in the appraisal are aligned with international IVS (International Valuation Standards) practices and with the requirements stated in the latest edition15 of the Red Book of the UK’s Royal Institute of Chartered Surveyors (RICS) and they comply with the provisions of IFRS 13.The accounting standard provides, in particular, for non-financial assets that the use by their owner meet the requirement of highest and best use, unless the market participants expect different intended use for the property, which would therefore optimize its value. The valuation approach was therefore specified by the expert appraiser based on the current intended use of the properties, assuming this represents the highest and best use, and considering, in a few cases, alternative uses of the properties where this corresponds to market expectations. Therefore, to find the value of each property, the appraiser identifies the most suitable methodology according to the characteristics of the asset and the conditions of the reference market. The methodologies applied by the appraiser are as follows: Discounted cash flow (DCF) method; Market comparison approach (MCA); Transformation method with DCF analysis. In this context, the lease payments, sale prices, discount rates and capitalisation rates were estimated.

With reference to the ESG issue, in which the environmental issue is included, the RICS valuation standards specify the actions to be followed by the appraiser with regard to on-site inspections and the collection of data useful for assessing this aspect. The range of issues to be addressed includes, among others, major physical hazards (floods, heat, fire and storms) and transient hazards (energy efficiency, carbon emissions, climate impact). The impact of these risks is affected by current and historical use of the territory, as well as design, configuration, accessibility, legislation as well as management according to tax regulations.

[15]	The updated version was issued in November 2021 and is effective from 31 January 2022.

BANCA MONTE DEI PASCHI DI SIENA

As at 31 December 2024, the fair values of the entire real estate assets were updated, which is done at least every six months unless market situations and/or special conditions make it advisable to bring forward the valuation appraisals from the standard periodicity.

In light of the above, it cannot be ruled out that the valuations may be different from those arrived at for the 2024 financial statements as a result of using different methodologies or estimation parameters, which are influenced by real estate market forecasts relevant to the Bank and by the strategies the Bank may use to manage its real estate assets (including the disposal of portfolios). As a consequence, there may be a negative impact on the Bank’s balance sheet and income statement.

The results of the valuations carried out as at 31 December 2024 are described in the section “Property, plant and equipment - item 90” in “Part B - Information on the Consolidated Balance Sheet” of these Notes to the Consolidated Financial Statements, to which reference should be made for further details. For an in-depth analysis of the valuation approach, valuation methods and the selection of estimation parameters that can significantly influence the calculation of fair value, reference should be made to the specific qualitative and quantitative disclosure in Part A.4 - “Information on fair value”.

Methods for recognising deferred tax assets (probability test)

The Bank verifies the possibility of recognising tax assets based on a probability test, as described below.

Future taxable income, which is calculated for the purposes of recovering deferred tax assets, is determined as follows:

a.	for the three-year period following the balance sheet date, based on the forecast of the Bank’s and the Group’s income statements according to the new 2024-2028 Business Plan approved on 5 August 2024;

b.	after the first three years and up to the twentieth year, by projecting forward the pre-tax profit of the Bank and of the Group, revalued at a growth rate (g) of 2% per annum, which allows for a Group average return on equity (ROE) that does not exceed the average ROE recorded in the banking sector over the last 20 years.

In order to reflect the uncertainty associated with realising the economic benefits assumed, a discount factor is used based on data observable on the market and consistent with the risk metrics of the investment in Banca MPS shares. This discount factor was equal to 9%16 at 31 December 2024, unchanged with respect to the one used for the financial statements as at 31 December 2023; in view of this uncertainty, it is believed that the time period considered for the purposes of the taxable income test, the realisation of which is considered likely, cannot exceed 20 years.

In any case, the framework of the probability test is consistent with that of the impairment test used for the measurement of goodwill, except for the specifics related to regulatory requirements (IAS 12 and IAS 36, respectively) such as, for example, the possibility in the probability test to take into account business restructuring and reorganisation actions included in the forecast plans, which is not considered in the goodwill impairment test. For more information reference should be made to paragraph “Impairment test on Group goodwill” included within Section 10 of the assets of these Notes to the Financial Statements.

The development of the probability test, where applicable, takes into account the national tax consolidation agreements, for the Group companies participating in them, and the option exercised in the tax return with respect to the possible allocation of residual tax losses in the event of early termination of group taxation. Based on the agreements and the option in force as at 31 December 2024 as well as in previous years, the assessment of the recoverability of the consolidated tax loss carry-forwards and the consequent recognition of the related DTAs, are entirely the responsibility of the Bank as consolidator, which reports the related accounting impacts in its individual financial statements. For further information, please refer to what was described in this Section of the Notes to the financial statements, Part A2, “Part relating to the main items of the financial statements - Current and deferred tax”.

For more information, see Section 10 “Tax assets and tax liabilities” contained in “Part B - Information on the Balance Sheet” of these Notes to the Financial Statements, which also provides information on the breakdown of deferred tax assets and the checks carried out on their recoverability, on the sensitivity analyses aimed at allowing an appreciation of the time frame of their recovery, depending on reasonable variations in the main underlying assumptions.

[16]	Changes to the discount factor are considered when the average of the last 3 years of the rate calculated at the reference date deviates by at least ±1% from the last rate used.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Impacts of the conflicts in Ukraine and the Middle East

The geopolitical tensions existing at the date of preparing these Financial Statements, in relation to both the Russia-Ukraine conflict and the conflict in the Middle East, add new economic challenges and uncertainties and thus increase the risk of unpredictability. Looking ahead, these uncertainties could lead to a revision of the estimates made for the items of the Financial Statements as new information becomes available, which is current unforeseeable. In accordance with the recommendations expressed by the supervisory authorities (ESMA and CONSOB)17, which aim to ensure proper oversight of the valuation issues impacted by the conflicts in question and to guarantee full and transparent disclosure in the Financial Statements, evidence is given below of the Bank’s directly or indirectly impacted credit exposures.

Russia and Ukraine

The impacts directly related to the Russia-Ukraine conflict are marginal for the Bank, taking into account that it has no operations located in these territories and that credit exposures to customers residing in the aforementioned countries or indirectly related to Russian or Ukrainian counterparties total, as at 31 December 2024, to EUR 1.2 mln, classified in their entirety as stage 3.The EUR 10 mln reduction in gross exposure compared to the previous year is due to the closure of certain relationships with Russian counterparties during the year.

With reference to other risks, exposures denominated in Russian currency are immaterial, and no negative change has been observed in the main liquidity indicators.

With reference to the indirect impacts on credit quality, note that in 2022 the outreach campaigns with customers in the sectors potentially most vulnerable to the conflict – and who were therefore most exposed to the increase in energy prices and to difficulties in sourcing commodities – came to an end. Just as in 2023, no credit monitoring actions were necessary in 2024 other than those already planned as part of the ordinary credit monitoring activities.

Middle East

With regard to the Israel-Palestine crisis, the risks specifically relating to the countries directly involved in the conflict are also marginal. More specifically, the credit exposure to counterparties in Israel and Palestine amounted to EUR 3.3 mln at 31 December 2024 (EUR 3.5 mln at 31 December 2023),out of an authorised line of credit of EUR 27.3 mln. As far as market and counterparty risk is concerned, there is no material exposure to be reported at the end of 2024.

If the analysis is extended to neighbouring countries who could potentially become involved (Egypt, Lebanon, Iran and Qatar), the actual risk level is nevertheless low: Direct exposure to counterparties in those countries for drawdowns of authorised lines of credit amounts to approximately EUR 4.6 mln, while indirect risks for issued guarantees stand at approximately EUR 8.1 mln.

Macroeconomic forecasts for 2025, 2026 and 2027

On 12 December 2024, the ECB published its bulletin containing its staff’s updated macroeconomic projections for the euro area, with contributions also from the national central banks. The projections anticipate a gradual recovery of the Eurozone economy in the coming years in spite of the considerable geopolitical and economic uncertainties. Economic growth will be supported both by consumption (bolstered by rising real salaries, employment and an easing of financing conditions) and by funds from the Next Generation EU (NGEU) programme, which should support growth until the expiry of the three-year programme in 2027.

Under the baseline assumption that commodity prices and rate curves will decline and the euro/dollar exchange rate will remain constant, productivity is expected to accelerate over the three-year period 2024-2027. Overall, annual average real GDP growth is projected to be 0.7% in 2024 (projected at 0.8% in September), 1.1% in 2025 and 1.4% in 2026 (projected at 1.3% and 1.5%, respectively, in September), before decreasing to 1.3% in 2027 (projected at 1.4% in September).

Inflation is projected to have risen again in the fourth quarter of 2024, primarily relating to base effects i energy prices, and is expected to edge down near to the ECB’s target of 2% commencing the second quarter of 2025. Headline HICP inflation should decrease over the next two years from 2.3% in 2024 (projected at 2.5% in September) to an average of 2.1% in 2025 (projected at 2.2% in September) and 1.9% in 2026 (unchanged from September), before edging up temporarily to an average of 2.1% in 2027 as a consequence of budgetary measures relating to the ecological transition.

Under the unfavourable assumption that prices of raw materials will rise due to the impending expiry of the gas transit agreement between Ukraine and Russia and the recent delays in projects concerning liquefied natural gas supplies, GDP is projected to grow in real terms by 0.1 percentage points less than under the baseline assumption during the three-year

17	See, in particular, the documents 'ESMA Public Statement: ESMA coordinates regulatory response to the war in Ukraine and its impact on EU financial markets – 14.03.2022”, “ESMA: Public Statement – Implication of Russia’s invasion of Ukraine on half-yearly financial reports – 13.05.2022 “ESMA: European common enforcement priorities for 2022 annual financial reports – 28.10.22”, “CONSOB draws the attention of supervised issuers to the impact of the war in Ukraine based on insider information and financial reporting - 22 March 2022" and finally "Warning Notice No. 3/22 of 19 May 2022".

BANCA MONTE DEI PASCHI DI SIENA

period. HICP inflation in the euro area is expected to increase by 0.7 percentage points in 2025, by 0.6 percentage points in 2026 and by 0.3 percentage points in 2027.

The specific scenario for Italy, included in the base scenario of the ECB projections, was released by the Bank of Italy in the document “Macroeconomic projections for the Italian economy” published on 13 December and confirmed in the Economic Bulletin of 17 January 2025. The scenario forecasts GDP growth in the fourth quarter of 2024, followed by sustained growth from the second half of 2025, mainly due to favourable consumption trends and a recovery of exports. On an annual average, GDP would increase by 0.5% in 2024, 0.8% in 2025, 1.1% in 2026 and 0.9% in 2027.

Consumer inflation is expected to average 1.1% this year, before rising to 1.5 in 2025-26. In 2027, the EU Emissions Trading System (ETS2) will scope in the sale of transport fuels and heating of buildings, which is expected to lead to a price increase in energy goods, which in turn would temporarily push up average annual goods inflation to 2%.

Macroeconomic scenarios of the Bank for the valuation of loans in the 2024 financial statements

In December 2024, the Bank approved a set of forecast macroeconomic scenarios for the 2025-2027 period developed internally, taking also as reference the forecasts developed by external providers in October 2024. These scenarios were used as part of the ordinary annual planning process and the calculation of value adjustments of performing and non-performing loans as at 31 December 2024.

The baseline scenario approved by the Bank shows a higher level of conservatism compared to the forecasts published by the Bank of Italy in December 2024, in particular, for the years 2026 and 2027, GDP growth is expected to be 0.71% (1.1% Bank of Italy) and 0.45% (0.9% Bank of Italy), respectively. In addition to the baseline scenario, in light of the objective uncertainty present regarding the evolution of the economic context and the provisions of the Regulators, further alternative scenarios have been outlined, in detail an alternative more negative scenario (severe but plausible) and an alternative better scenario (best).

The most severe (severe but plausible) alternative scenario is a worsening of geopolitical tensions in the Middle East, the continuation of the war in Ukraine and, following the US elections, a gradual disengagement of the US in the international arena. This scenario would see an increase in oil prices due to supply chain tensions, hindering inflation from declining towards the 2% target and, consequently, leading central banks to slow down their interest rate cuts. In Italy, GDP is expected to stagnate in 2025, with investment hit harder than consumption and industrial activity at a standstill.

The alternative best-case scenario, on the other hand, envisages an easing of geopolitical tensions in both the Middle East and Ukraine and a calmer international environment unaffected by the US election results. In such a scenario, oil prices quickly fall back to bottom levels and favour the emergence of base effects, pushing overall European inflation back under 2% already in the course of 2025 and guaranteeing a strong reduction in interest rates earlier than in the base scenario. In this context, a positive financial market cycle is restarting, so that final demand can also be supported by positive wealth effects.

For information on macroeconomic trends in the scenarios described above, please refer to “Part E - Information on risks and hedging policies, section 1.1, Credit risk, paragraph 2.3 Methods for measuring expected losses” in the Notes to the Consolidated Financial Statements.

The table below shows, by way of example, the scenario updates made by the Group in December 2024 on the GDP indicator with the relative comparison with the baseline scenario published by the Bank of Italy in December 2024 and with the scenarios used in December 2023.

				Report
	Dec-24			dec-24	Dec-23
	MPS			Bankit	MPS
		Severe but				Severe but
	Baseline	plausible	Best	Baseline	Baseline	plausible	Best
2024	n.a	n.a	n.a	0.50%	0.43%	-0.40%	1.49%
2025	0.79%	0.09%	1.50%	0.80%	0.83%	0.45%	1.40%
2026	0.71%	0.41%	1.34%	1.10%	0.88%	0.49%	1.18%
2027	0.45%	0.30%	0.82%	0.90%	n.a	n.a	n.a

Note that the baseline scenario used by the Bank in 2024 has always been in line, if not more conservative, with the forecasts provided by the Bank of Italy.

With reference to the risk parameters, it should be noted that all PD, LGD and EAD models used for IFRS 9 accounting valuations were updated in 2024, resulting in higher provisions EUR 49.1 mln being recorded in 2024.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

In particular, just as in 2023, the PD, LGD and EAD models were re-estimated to follow the evolution of the regulatory models developed for the purposes of the 2024 Model Change, appropriately adjusted to reflect the current conditions of the economic cycle. In detail, the re-estimation for PD models involved: (i) the macroeconomic models used to estimate default probabilities; (ii) the updating of the time series with the implementation of the evidence of the default rates observed up to January 2024; and (iii) the calibration of pit ratings with the Model Change 2024 scores; for the LGD models the re-estimation resulted in an updating of time series with evidence from 2023 and in a reduction of a duration of time series (from 17 years to 12 years) to better capture the higher loss rates observed in recent years. Finally, for the EAD model, the time series was updated with evidence from 2023. The re-estimation for these models resulted in higher adjustments of EUR 35.8 mln and a EUR 73.5 mln reduction in stage 2 exposures.

It should also be noted that during 2024, in light of the latest available evidence, the 12-month discount parameter was prudentially raised to 18 months in respect of estimating the expected loss on exposures operating under state-guarantees equal in duration to the average recovery time of collateral in the event of the counterparty becoming a non-performing borrower Overall, these updates resulted in higher adjustments of EUR 13.3 mln.

For further details on the model updates, please refer to the information provided in the section Credit Risk – paragraph “2.2 Management, measurement and control systems” of Part E of these Notes to the consolidated financial statements.

Management overlays

With regard to management overlay the Bank has decided to operate, for the purposes of the financial statements as at 31 December 2024, in substantial continuity of methodology with respect to what was done for the purposes of the 2023 financial statements. It should be remembered that, as at 31 December 2023, “post-model adjustments” had been applied to the results of the ECL estimation methods, within the framework of flexibility allowed by IFRS 9 and in light of the greater prudence necessary in relation to significant risk deriving from the current and forward-looking contexts. In fact, the results of the aforementioned methods, though incorporating forward-looking approaches and updates to the macroeconomic scenarios, were deemed insufficient on the one hand to take into greater account the uncertainties and risks of the forecasts, and on the other due to the estimation characteristics adopted, as they are based on a model strongly anchored to observed long-term relationships, which may not be fully adequate in a developing context that may originate from unobserved and unpredictable events.

It should be noted that, by contrast with the preparation of the Financial Statements for the year ending 31 December 2023: (i) in the “severe but plausible” assumption, the adjustment applied to capture the risk of expected non-performance in the real estate market was discontinued, with this risk now factored into the models following the update of the “severe but plausible” assumption being produced in the ECL calculation at the reporting date; and (ii) in line with the practice commenced in the first half of 2024, an adjustment was introduced to the calculation of the expected losses of retail and corporate counterparties, following back testing analyses conducted during the second half of 2024 which showed slightly higher observed loss rates for the aforementioned categories than those estimated.

The Bank also confirmed for the inclusion of climate and environmental factors in its credit risk estimates for 2024 - in line with the requests received from ESMA in 2023 - by integrating the macroeconomic indicators observed in the “Net Zero 2050” climate scenario (updated in November 2024) to the baseline macroeconomic model adopted. The latter, characterised by a proactive behaviour of the economic system with respect to the energy transition, would entail a global economic contraction due to the huge costs incurred to achieve the set out objective. The application of these corrections on the baseline scenario led to higher provisions for a total of EUR 23.2 mln, down EUR 14.6 mln compared to the EUR 37.8 mln recorded in 2023. The downward change is due to using an updated scenario in which a smaller contraction in the global economy is forecast that used for the 2023 assessments.

Finally, analysis of the default rates on floating-rate mortgages observed in 2024 reaffirmed the signs of criticality observed in 2023. As a result, the Group continued to apply an adjustment to floating-rate retail mortgages by performing a sensitivity analysis of the instalment/income ratio in a stress scenario. The application of this adjustment resulted in higher provisions of EUR 25.2 mln, up from 2023 figure of EUR 9.7 mln, due to the increase in the accrued income ratio resulting from the trend of interest rate during 2024.

Overall, the management overlays used for accounting valuations as at 31 December 2024 resulted in increased loss provision of approximately EUR 68.7 mln (EUR 53.7 mln as at 31 December 2023.

For more information on the assumptions used for the estimates, the composition of management overlays and their trends compared to the previous year, as well as the sensitivity analysis with respect to alternative scenarios, please refer to “Part E - Information on risks and hedging policies, section 2 - Risks of the prudential consolidation, 1.1 Credit risk, paragraph 2.3 Methods for measuring expected losses” in the Notes to the consolidated financial statements.

BANCA MONTE DEI PASCHI DI SIENA

Inclusion of government guarantees

Finally, with regard to the treatment of government guarantees, it should be noted that, in accordance with the guidance of the Authorities, these did not impact the calculation of the SICR - since the latter does not depend on the guarantees, but on the creditworthiness, which remains specific to the counterparty; they have instead affected the estimate of the ECL, through the use of an LGD parameter that takes into account the government mitigation measures, introduced and expanded with the “Cura Italia” and “Liquidità” decrees. This approach derives from the assessment carried out on the characteristics of the guarantees that allow them to be considered as an integral part of the contract pursuant to IFRS 9.

•••

Disclosure on public funding pursuant to art. 1, paragraph 125 of Italian Law no. 124 dated 4 August 2017 (“Annual Law for the Market and Competition”)

It should be noted that as at the reporting date of these financial statements, in the National Register of State Aid, the grants received by the Bank for the year 2023, mainly for training activities, totalling EUR 3.0 mln, are posted and publicly available in the Transparency section “Individual Aid”. In this regard, it should also be noted that, in line with the provisions of the law, the economic benefits below the threshold of EUR 10,000 are not reported (threshold referring to the total amount of benefits received by the Bank from the same authority in the financial year 2023 in a single deed or in several deeds). For more information, please visit the following website:

https://www.rna.gov.it/sites/PortaleRNA/it_IT/trasparenza

A.3 Information on portfolio transfers

The tables on transfers between portfolios of financial assets were not created, as in the 2024 financial year, as in previous years, the Bank did not carry out any reclassification transactions following the change in the business model, that is to say of the procedures used by the Bank to manage financial instruments.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

A.4 – Fair value disclosure

Qualitative Information

IFRS 13 defines fair value as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a regular transaction among market operators operating on a going concern basis (that is, not in a forced liquidation or a sale below cost) at the conditions prevailing on the valuation date in the main or most advantageous market (exit price). The Bank must measure the fair value of an asset or liability by adopting the assumptions that market participants would use in determining the price of the asset or liability, assuming that they act to best meet their economic interests.

For the purposes of measuring financial and non-financial assets and liabilities at fair value, IFRS 13 defines a threefold hierarchy of fair value, based on the source and quality of the inputs used. The methods for classifying financial instruments in the three-level fair value hierarchy are shown below.

Level 1

This level shall include financial instruments measured using unadjusted quoted prices in active markets18 for identical instruments.

Levels 2 and 3

An instrument is classified in level 2 if all significant inputs are directly or indirectly observable on the market. An input is observable if it reflects the same assumptions used by market participants, based on independent market data.

Level 2 inputs are as follows:

a.	quoted prices on active markets for similar assets or liabilities;

b.	quoted prices for the instrument in question or for similar instruments on non-active markets, i.e. markets where:

(i) there are few transactions;(ii) the prices are not current or they vary substantially over time and between the different market makers; or(iii) little information is made public;

c.	observable market inputs other than quoted prices (e.g.: interest rates or yield curves observable in different buckets, volatility, credit curves, etc.);

d.	inputs that derive primarily from observable market data, the reporting of which is confirmed by parameters such as correlation.

A financial instrument is classified in level 3 if the measurement techniques adopted use non-observable market inputs and their contribution to estimating fair value is deemed significant. All financial instruments not listed in active markets are classified in level 3 where:

•	despite having observable data available, significant adjustments based on non-observable data are required;

•	the estimate is based on internal assumptions on future cash flows and risk adjustment of the discount curve.

For financial instruments, measured at fair value in the financial statements, the Bank has adopted a “Fair Value Policy” that assigns the highest priority to prices listed on active markets (level 1) and the lowest priority to the use of non-observable inputs (level 3), as they are more discretionary, in line with the fair value hierarchy represented above. In detail, this policy defines:

•	the rules for identifying market data, the selection/hierarchy of information sources and the price configurations to value the financial instruments contributed on active markets and classified under level 1 of the fair value hierarchy;

•	valuation techniques and related input parameters in all cases in which this is not possible due to absence of directly observable prices on markets considered active.

In determining fair value, the Bank uses information based on market data obtained from independent sources, where available, as this is considered the best evidence of fair value. In this case, fair value is the market price of the instrument being measured (i.e. without modifying or remeasuring the same instrument), which can be inferred from the prices expressed by an active market (classified in level 1 of the fair value hierarchy). In the absence of an active market price or a regularly functioning market (i.e. when the market does not have a sufficient and continuous number of transactions), the

18	Pursuant to IFRS 13, a financial instrument is quoted in an active financial market when:

•	the quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, authorised body or regulatory agency;
•	the quoted prices represent actual and regularly occurring market transactions on an arm’s length basis.

BANCA MONTE DEI PASCHI DI SIENA

fair value of a financial instrument is arrived at from the prices observed in recent transactions involving similar instruments in active markets (adjusted as appropriate for differences in instruments and market conditions), rather than from the prices of recent transactions involving an identical instrument as that being measured on non-active markets; in the absence of observable transaction prices for the instrument being measured or similar instruments, a valuation model must be adopted.

Classification in level 2 rather than level 3 is determined on the basis of market observability of the significant inputs used to determine fair value. A financial instrument must be classified in its entirety in a single level; therefore, if inputs belonging to different levels are used in the valuation technique, the entire valuation must be classified in correspondence with the level of the hierarchy in which the lowest level input is classified, if it is considered significant for the determination of the fair value as a whole.

The following types of investments are normally considered as level 2:

•	equities not listed on active markets, valued using the market multiples technique, or valued on the basis of actual transactions that occurred within a time frame reasonably close to the reference date;

•	OTC derivative financial instruments, if the inputs of the pricing models, used to determine the fair value, are observable on the market or, if not observable, are considered such as not to significantly affect the measurement of fair value;

•	third-party debt securities or own issue not listed on active markets whose inputs, including credit spreads, are obtained from market sources.

The following financial instruments are generally considered level 3:

•	hedge funds characterised by low levels of liquidity, when the valuation/disinvestment of their assets is believed to require a series of assumptions and estimates to a significant extent. The fair value measurement is carried out on the basis of the adjusted NAV to take into account the low liquidity of the investment;

•	alternative investment funds for which the discounted cash flow is used;

•	private equity and real estate funds valued on the basis of the last available NAV, adjusted if necessary to take into account events not included in the valuation of the unit or to reflect a different valuation of the assets underlying the fund;

•	equity securities for which no recent or comparable transactions can be observed, and valued on the basis of the equity or income model;

•	debt securities, ABS and derivative transactions characterised by complex financial structures for which publicly unavailable sources are generally used;

•	debt securities issued by parties in financial difficulty for which the “recovery rate” must be estimated;

•	financial instruments represented by OTC derivatives for which the non-observable input parameters used by the pricing model are considered significant for the purposes of measuring the fair value;

•	performing and non-performing medium/long-term loans valued on the basis of expected cash flows estimated with different models depending on the status of the counterparty and discounted using a market interest rate.

For information on the fair value of non-financial assets, attributable to property, plant and equipment represented by properties, please refer to the following paragraph.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

A.4.1 Fair value level 2 and 3: measurement techniques and inputs used

The following tables show, respectively, for Level 2 and 3 financial instruments, the accounting portfolio, a summary of the types of instruments in use at the Bank, and evidence of the related valuation techniques and the inputs used.

Item	Fair value level 2									
	Financial assets held for trading	Other financial assets mandatorily measured at fair value	Financial assets measured at fair value through other comprehensive income	Hedging derivatives	Financial liabilities held for trading	Financial liabilities designated at fair value	Hedging derivatives	Type	Valuation techniques	Inputs used
Debt securities	246,121	0	1,343	X	0	119,670	X	Bonds	Discounted Cash Flow	Interest rate curves, CDS cuvers, Basi (yield), Inflation curves
								Structured bonds	Discounted Cash Flow	Interest rate curves, CDS cuvers, Basi (yield), Inflation curves + inputs necessary to measure optional component
								Notes	Market price	Market price
Equity instruments	3,752	0	8,039	X	X	X	X	Notes	Market price	Market price, recent transactions, appraisals, manager reports
								Share/equity instruments	Discounted Cash Flow	Market price, recent transactions, appraisals, manager reports
								Equity instruments	Net asset adjusted	Carryng Amount Asset/Liabilities
Debt	X	X	X	X	228	0	X	Uncovered short positions	Market price, interest rate curves, CDS curves	Share prices, Comparable approach
Financial Derivatives	2,358,987	X	X	59,384	907,041	X	346,337	IRS/Asset/Currency Swaps	Discounted Cash Flow	Interest rate curves, CDS cuvers, Basi (yield), Inflation curves, rates correlations
								Equity swaps	Option Pricing Model	Share price, interest rate curve, Foreing exchenge rate
								Forex Singlename Plain	Option Pricing Model	Interest rate curve, Foreing exchenge rate, Forex volatility
								Forex Singlename Exotic	Option Pricing Model	Interest rate curve, Foreing exchenge rate, Forex volatility (Surface)
								Equity Singlename Plain	Option Pricing Model	Interest rate curve, Share price, Foreing exchenge rate, Equity volatility
								Equity Singlename Exotic	Option Pricing Model	Interest rate curve, Share price, Foreing exchenge rate, Equity volatility (Surface); Parameters models
								Equity Multiname Plain	Option Pricing Model	Interest rate curve, Share price, Foreing exchenge rate, Equity volatility, Quanto correlation, Equity/Equity correlation
								Equity Multiname Exotic	Option Pricing Model	Interest rate curve, Share price, Foreing exchenge rate, Equity volatility (Surface), Parameters models, Quanto correlation, Equity/Equity correlation
								Tasso Plain	Option Pricing Model	Interest rate curves, Inflation curves, bonds price, Foreing exchange rate, Rate volatility, Rate correlations
								Spot/forward	Market price*	Market price, Swap Point
Credit Derivatives	29	X	X	0	124,570	X	0	Default swaps	Discounted Cash Flow	Interest rate curves, CDS cuvers
loans	-	-	-	X	X	X	X	Repo trade	Discounted Cash Flow	Interest rate curves
Total assets	**2,608,889**	**0**	**9,382**	**59,384**	**X**	**X**	**X**			
Total liabilities	**X**	**X**	**X**	**X**	**1,031,839**	**119,670**	**346,337**

*prices for identical financial instruments listed in non-active markets (IFRS 13 par. 82 section b)

BANCA MONTE DEI PASCHI DI SIENA

The techniques and parameters for calculating the fair value, as well as the criteria for assigning the fair value hierarchy, are defined and formalised in the aforementioned “Fair value policy” adopted by the Bank. The reliability of fair value measurements is also ensured by the verification activities carried out by a Risk Management structure, independent of the Front Office units that hold the positions, which periodically reviews the list of pricing models to be used for the purposes of the Fair Value Policy. These models must represent market standards or best practices and the related calibration techniques must guarantee a result in line with valuations able to reflect “current market conditions”. Specifically, to correctly determine the fair value, for each product a pricing model is associated, generally accepted by the market and selected on the basis of the characteristics and market variables underlying the product. With particularly complex products or if the existing valuation model for products in use is deemed to be lacking or inadequate, an internal process is activated to supplement the current models. On the basis of this process, the Risk Management department carries out a first validation of the pricing models, which may be native to the Position Keeping system or be issued by a specific internal unit; this is followed by a stage in which the same unit ensures the reliability of the previously validated model.

In detail, the validation activity, carried out on a range of instruments identified above certain materiality thresholds, is aimed at verifying the theoretical robustness of the model, through an independent repricing of the price, a possible calibration of the parameters and a comparison with the prices of the counterparties.

Following the validation stage, an ongoing review is carried out to confirm the accuracy and alignment to the market of the pricing models used by the Bank, and appropriate changes are made, if necessary, to the models and the related underlying theoretical assumptions. To take into account the risk that the pricing models, even if validated, may generate fair value values that are not directly comparable with market prices, an adjustment is made for “Model risk”, as described below.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Financial assets and liabilities measured at fair value on a recurring basis

Financial assets and liabilities measured at fair value on a recurring basis are represented by all financial instruments measured in the financial statements on the basis of the fair value criterion (items 20, 30, 50 of the balance sheet assets and items 20, 30, 40 of liabilities in the balance sheet). For these financial instruments, in the absence of directly observable prices on active markets, it is necessary to determine a fair value on the basis of the valuation approach described in the previous paragraph. The main valuation techniques adopted for each type of financial instrument are illustrated below.

Debt securities

The valuation of non-contributed securities (i.e. securities without official prices expressed by an active market) is carried out using a suitable credit spread, identified from contributed and liquid financial instruments with similar characteristics. The sources from which to draw this measure are as follows:

•	contributed and liquid debt securities of the same issuer;

•	credit default swaps on the same reference entity;

•	contributed and liquid securities issued by an issuer with the same rating and belonging to the same sector. In any case, the different seniority of the security to be priced in relation to the issuer’s debt structure is taken into account.

Furthermore, for bonds not quoted on active markets, to take into account the higher premium requested by the market compared to a similar contributed security, an additional component, estimated on the basis of the bid/ask spread, is added to the “fair” credit spreads observed on the market.

Loans that do not pass the SPPI test

These are loans mandatorily measured at fair value as the contractual cash flows do not exclusively provide for the repayment of principal and payment of interest on the principal to be repaid (i.e., they do not pass the “SPPI test”), either by virtue of clauses originally envisaged in the contract or following subsequent amendments. The fair value is valued with the Discounted Cash Flow approach, which is applied in a different way depending on whether the loans are performing/ non-performing:

•	for performing loans, the fair value is determined on the basis of cash flows, appropriately adjusted for expected losses, based on the unobservable parameters PD and LGD. These flows are then discounted on the basis of a market interest rate, adjusted to take into account a premium deemed to express the risks and uncertainties. In the presence of implicit option components, which, for example, provide for the option of changing the interest rate, the fair value also takes into account the value of said components;

•	for non-performing loans, the measurement of the fair value is based on directly or indirectly observable market parameters, which refer to risk factors found in the transfer of NPLs in order to obtain a market price, representative of the uncertainty of the collection process. In particular, cash flow forecasts are expressed by the analytical repayment plans that represent the information on the estimated loss rate on the position. The collection flows estimated in this way are discounted using a discount factor that is constructed starting from a spread representing the uncertainty of the collection process (unexpected loss) and any other residual risk; the discount rate is then calculated by adding this spread to the risk-free interest rate curve, without taking into account the contractual rate.

Unlisted equities

They are valued with reference to direct transactions on the same security or on similar securities observed over a period of time with respect to the valuation date, using the market multiples method of comparable companies and subordinate to financial, income and equity valuation methods.

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Investments in UCITS

They are, as a rule, valued on the basis of NAVs or expected flows and/or business plans made available by the fund administrator or management company. If the NAV does not represent fair value, from the perspective of a market participant, the Bank may adopt certain adjustments/haircuts. These typically include private equity funds, alternative investment funds among which funds investing in non-performing loans, real estate funds, hedge funds.

In the specific case of alternative investment funds that invest in NPE loans, the Bank has estimated the unit value as the sum of the present values of the expected fund distributions (Discounted Cash Flows). The inputs used are as follows:

•	cash flows related to net distributions to investors envisaged in the business plans/management accounts of their respective operations;

•	discount rate between 8.72% and 10.95%, depending on the capital structure and the additional premium for the risk of each transaction.

Credit structured products

With reference to ABS (asset backed securities), when significant prices are not available, valuation techniques are used that take into account parameters that can be inferred from an active market (level 2 inputs) or must be estimated, if unobservable (level 3 inputs, if significant). In the first case, the cash flows are acquired from info providers or specialised platforms; the spreads are derived from the prices available on the market/info provider, analysing the performance of the underlying assets on the basis of the investor reports. If they are not available, the Bank uses valuation techniques aimed at recreating the contractual waterfall of the securitisations in order to estimate the potential recoveries of the outstanding notes.

Over the counter (OTC) derivatives

Interest rate, exchange rate, equity, inflation, commodity and credit derivatives, where not traded on regulated markets, are valued using appropriate valuation models, fed by input parameters (such as, for example, interest rate, exchange rate and volatility curves) observed on the market and subject to the monitoring processes described in the “Group Fair Value Policy”.

These models estimate the probability that a specific event will occur by incorporating assumptions such as the volatility of the estimates, the price of the underlying instrument and the expected rate of return.

In addition, for the purpose of measuring fair value, the aforementioned “Group Fair Value Policy” envisages that some “fair value adjustments” be considered with the objective of best reflecting the realization price of an actually possible market transaction. In particular, this relates to model risk, liquidity risk and counterparty risk set out below.

Model risk: this adjustment is made to take into account the risk that the pricing models, even if validated, may generate fair value values that are not directly observable or not immediately comparable with market prices. This is the case of pricing algorithms or types of pay-off that are not adequately widespread on the market or in the presence of models particularly sensitive to variables that are difficult to observe on the market.

Liquidity risk: this adjustment is made to take into account the extent of the “bid / ask spread”, i.e. the actual cost of disposing of a position in financial instruments in inefficient markets. The correction for the liquidity risk is greater for more structured products, due to the related hedging/disposal costs, and for valuation models that are not sufficiently established and of widespread use among operators, since this makes the valuations more uncertain.

Counterparty risk: adjustments to the market value of OTC derivatives, classified as “performing”, are made in order to reflect:

•	the risk of possible counterparty default - Credit Valuation Adjustment (CVA);

•	the risk of non-fulfilment of the issuer’s contractual obligations towards a counterparty (own credit risk) - Debt Valuation Adjustment (DVA).

The Bank calculates the Credit/Debit Value Adjustment on all positions in OTC derivatives with non-collateralised institutional and commercial counterparties to include counterparty risk in the fair value measurement. The methodology is based on the calculation of expected operational loss linked to counterparty rating and estimated on a position’s duration. The impact of the CVA as at 31 December 2024 amounted to EUR -3.2 mln.

The Bank calculates the value adjustment of OTC derivatives in a mirror image fashion and on the same perimeter to take into account its credit worthiness (DVA). As at 31 December 2024, the DVA amounts to a total of EUR 3.3 mln.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Financial assets measured at fair value on a non-recurring basis

Financial assets and liabilities measured at amortised cost in the financial statements

For financial assets and liabilities recognised in the financial statements at amortised cost, classified, in the accounting categories of “Financial assets measured at amortised cost” (loans to banks and customers) and “Financial liabilities measured at amortised cost” (due to banks and customers and debt securities issued), the calculation of the fair value is relevant for information purposes only, in line with the provisions of the reference accounting standard IFRS 7. The criteria to calculate the fair value of performing and non-performing loans to banks and customers are the same adopted for the fair value valuation on a recurring basis of the loans that do not pass the SPPI test, to which reference is made. Exceptions to this rule are loans to central banks included in the “Loans to banks” portfolio for which the book value is considered a good approximation of the fair value as allowed by accounting standard IFRS 7, and is classified in level 2 of the hierarchy. The same methodology and classification are used for the “Due to banks” and “Due to Customers” portfolios.

For debt securities classified in the “Loans to banks or customers” or “Debt securities issued” portfolio, the fair value was determined through the use of prices contributed on active markets or through the use of valuation models, such as described in the paragraph “Assets and liabilities measured at fair value on a recurring basis” above, to which reference is also made in relation to the threefold fair value heirarchy.

With reference to the classification of loans to customers and banks within the fair value hierarchy, it should be noted that customers are classified in level 3 and banks in level 2, except in the case of non-performing exposures.

Non-financial assets measured at fair value on a recurring basis

For the Bank, non-financial assets measured at fair value on a recurring basis consist of its owned real estate assets.

Fair value of owned real estate assets

The Bank adopts the revaluation model for the measurement of the value of property assets for business use pursuant to IAS 16 and of the fair value for investment properties pursuant to IAS 40, for valuation subsequent to the initial recognition.

Real estate valuation methodology

The revaluation method requires that the assets used in the business, whose fair value can be reliably measured, are recognised at a restated value, equal to their fair value at the date of the revaluation of value, net of depreciation and any losses for accumulated impairment.

For properties held for investment purposes, the Group has chosen the fair value measurement method, according to which, after initial recognition, all investment properties are measured at fair value.

The fair value of the properties, whether for business or investment use, is determined through the use of specific appraisals prepared by independent qualified companies operating in the specific sector able to provide property valuations on the basis of the RICS Valuation standards. These standards ensure that:

•	the fair value is determined consistently with the indications of international accounting standard IFRS 13, that is it reflects the estimated amount for which an asset or liability is sold or purchased, on the valuation date, by a seller and a buyer both willing, and not linked by a special relationship, at competitive conditions, after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion;

•	the experts have professional, ethical and independence requirements in line with the provisions of international and European standards.

As an alternative to desktop appraisals (which involve a documentary review and no inspection in the field), full appraisals (which require an inspection of the property as well as a detailed analysis of the available documentation) are carried out on relevant properties (i.e. with a book value of more than EUR 10 mln) at least once a year, and on a rotating basis on all other properties. The Bank has decided to carry out “full” appraisals on at least 50% of the overall book value of properties that are either operating assets (IAS 16) or investment assets (IAS 40).

The valuation methodologies applied by the appraiser are aligned with international IVS (International Valuation Standards) practices and with what is set forth in the Red Book of the Royal Institute of Chartered Surveyors (RICS). They refer to the following situations:

•	Discounted cash flow (DCF) method;

•	Market comparison approach (MCA);

•	Transformation method with DCF analysis.

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The discounted cash flow method is based on the net cash flows that can be generated within a period of time and is the best estimation approach to adequately represent the market value of assets likely to be acquired as properties, both for direct use (instrumental use), and for investment purposes, as a source of ongoing income from rents. The assumption underlying the cash flow approach is that a rational buyer is not willing to pay to buy the asset a price higher than the current value of the economic benefits that the asset will provide in the future. The value of the asset, therefore, is a function of the economic benefits that will be generated by it. The Market Value is calculated as the sum of the discounted net revenues and the discounted net sales value at the valuation date. The net revenues are calculated based on the gross revenues less the operating costs related to the property. The gross revenues are calculated by indexing the rents received for the leased portions, or the market rents for the vacant portions, considering for the calculation of the DCF a time period between 10 and 20 years according to the intended use of the property and the residual duration of outstanding lease contracts. The net sales value is obtained by capitalising in perpetuity the operating income for the last period of the DCF using a capitalization rate (cap rate) in line with average market yields, from which the sales commission is then deducted. After finding the annual net revenues and the net sales value, the discounted values at the beginning of the first period are calculated by using an appropriate discount rate, suitable for each individual property. The main input data are: (i) revenues (contractual rents, market rents); ii) vacancy and take up period, contractual stepup etc.; iii) costs (administration, property tax, insurance premium, tenant improvements, lease and sales commission, etc. and iv) interest rates (WACC, exit cap rate).

The market comparison approach provides an estimate of the value of the asset through the comparison with properties recently sold or currently on sale on the market that are comparable in terms of type, construction and location. The value of the property is therefore found by taking into account the sale prices or rents, updated as at the valuation date and obtained from an in-depth market survey, and then making specific adjustments as deemed appropriate given the intrinsic and extrinsic characteristics of the property in question, as well as any other factor deemed relevant. The market comparison approach is usually recommended for residential properties for which it is easy to find transactions on comparable assets.

The transformation method with DCF analysis is used in the case of assets that can be transformed or are already being transformed. The value is given by the difference between the most likely market value of the transformed asset and the sum of all the most likely costs of the factors involved in the transformation of the asset itself. The transformation method is often used to express an opinion on the economic benefit of initiatives to renovate existing assets, but it can also be used for an appraisal aimed at providing an estimate value valid for the majority of market operators. This estimation method is based on the discounting, at the valuation date, of the cash flows generated by the real estate transaction over a time period corresponding to its duration, converting the cash flows allocated at the time of their generation into the Net Present Value (NPV) of the real estate transaction through a financial discounting procedure. The model simulates the assumptions of a typical investor, which aims at receiving a satisfactory economic return on the investment. In particular, the model is articulated in a cash flow scheme with income (revenues) and expenses (costs) relating to the real estate transformation project. Expenses include costs for construction, demolition, urbanisation, design, site management and other costs; the income includes sales made for each sector of intended use (residential, industrial, workshops, sales, tertiary and services). The financial model does not consider VAT and other taxes. The main input data are i) the revenues generated from the sale of buildings built or renovated; ii) the costs (construction costs, urbanisation costs, planning and site management costs, sales commissions, etc., and iii) interest rates (WACC).

The valuation approach is defined considering for each property:

•	the breakdown in terms of property unit;

•	the current intended use of each property, assuming this represents the highest and best use, and considering alternative uses of the properties where this corresponds to market expectations;

•	the nature of the property, whether for business use, investment use, mixed.

Depending on the intended use, the occupation status and the nature of the asset, the valuation method deemed most appropriate by the appraiser is applied for each property unit and the value is divided between business use and investment portions.

The properties are valued individually at the level of the single property without considering any discount or premium that can be negotiated in a commercial negotiation phase if all, or part of the portfolio, is sold en bloc, both by lots and entirely.

With regard to the Bank’s property asset valuation as at 31 December 2024, the prevalent valuation method is the DCF analysis, which is used for approximately 94.3% of properties, followed by the market comparison approach (for approximately 5.6%) and, residually, the transformation method (for approximately 0.1%)

The valuation of the properties is significantly based on estimates that are characterised in nature by elements of judgement and subjectivity, the Bank’s entire property assets are classified at level 3 in the fair value hierarchy.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

Main inputs

Rent

Rent may refer to rent for the lease of occupied spaces or market rents for vacant spaces. Rent under lease is recognised in the valuation model on an annual basis, indexed to 75% or 100% of the increase in the CPI for blue- and white-collar households, excluding tobacco (ISTAT index), until contract expiry; market rents are indexed to 100% of the increase in the ISTAT index. This applies until such time that a new lease commences, whereupon rent is indexed to 75% of the ISTAT index increase. A vacancy period is also assumed upon the expiry of existing leases or for vacant properties, estimated according to the type and size of the property.

Cash flow discount rates (WACC)

The cash flow discount rate is represented by the Weighted Average Cost of Capital (WACC), which weighs the specific costs of each component of invested capital: debt (borrowed funds) and equity (own funds). The formula used to calculate WACC is as follows:

WACC = Kd (D/D+E) + Ke (E/D+E)

where:

E = equity

D = debt

E + D = invested capital

Kd = cost of debt, calculated as: (1+IRS)*(1+SPREAD) -1

Ke = cost of equity, calculated as: (1+Risk-free rate)*(1+Risk premium) -1

The inputs used to calculate the cost of debt (Kd) and the cost of equity (Ke) are as follows:

Risk-free rate = the medium/long-term return on risk-free securities, calculated as the average daily gross yield on BTPs over the last 90 trading days; given the average yields of 5-, 10-, 15-, 20- and 30-year BTPs and, consequently, the average 12-, 18- and 25-year values, the risk-free rate as at the valuation date is in the range of 2.99%-4.20%;

Risk Premium = the specific risk of the property being valued, calculated using a build-up approach that factors in all systematic risk items attributable to a property (location, lease status and asset characteristics);

EUR IRS = the medium- to long-term interest rate usually underlying the loans granted by credit institutions, calculated based on the average daily rate over the last 90 trading days on 5-, 10-, 15-, 20- and 30-year loans and, consequently, the averages at 12, 18 and 25 years; the IRS as at the valuation date was in the range 2.32%-2.56%;

SPREAD = profit margin of the credit institution.

Cap rate

The methodology developed to calculate cap rate is aligned with the decision-making process of an ordinary investor, taking into account that the cap rate expresses the level of risk/return on the property being valued at the time of final divestment. In particular, a build-up approach is used by combining the real long-term yield of risk-free assets (Risk Free_Exit) with the specific risk forecast at the time of final divestment (Adjusted Risk Premium). The formula is as follows:

CAP RATE = ((1+ Risk-free_Exit)/(1+Inflation_Exit))*(1+ Adjusted risk premium)-1 where:

Risk-free_Exit = long-term return on risk-free securities; the Risk-Free rate factored into the cap rate is the longest maturity rate available – the 30-year average yield of 4.28%)

Adjusted risk premium = the specific risk of the property being valued at the time of final divestment

Inflation_Exit: the inflation figure factored into the cap rate is the 2.00% inflation forecast indicated in the ECB Economic Bulletin.

BANCA MONTE DEI PASCHI DI SIENA

Inflation

The rate of inflation is used to measure rent indexation and to calculate the cap rate as follows:

•	Period 1 inflation: 0.81%, equal to the rolling average of the last 12 CPI figures for blue- and white-collar households excluding tobacco;

•	Period 2 inflation: 1.40%, equal to the arithmetical mean between Period 1 inflation and headline inflation;

•	Headline inflation: 2.00%, equal to the inflation estimate indicated in the ECB’s Economic Bulletin.

Valuation frequency

For investment property it is necessary to recalculate the fair value, on an annual basis at least, in accordance with IAS 40.

For property for business use, IAS 16 provides that value re-determinations must be carried out regularly in order to ensure that the book value does not differ significantly from the fair value at the reporting date. The Bank has decided to carry out the revaluation, in the same way as for IAS 40 properties, at least once a year. More specifically, as at 31 December 2024, the Bank carried out updated appraisals for all real estate assets on a half-yearly basis.

Summary of the effects of fair value measurements in 2024

As at 31 December 2024, also taking into account the results of the valuation updates carried out as at 30 June 2024, the net negative effect for the year 2024 amounts to a total of EUR 42.9 mln gross of related taxes. The overall effect was as follows:

•	for properties classified under IAS 16, a negative effect of EUR 23.7 mln;

•	for properties classified under IAS 40, a negative effect of EUR 18.4 mln;

•	for properties classified under IAS 2, a negative effect of EUR 0.8 mln;

offset it:

•	item 230 of the income statement - “Net gains (losses) on property, plant and equipment and intangible assets measured at fair value” for a total negative change of EUR 27.4 mln gross of related taxes;

•	item 110 of the balance sheet - “Valuation reserve” for a total negative change of EUR 15.5 mln gross of related taxes.

Sensitivity analysis of non-financial instruments

Like financial instruments, non-financial assets and liabilities measured at level 3 fair value are also subjected to sensitivity analysis for which, based on the valuation model used to determine fair value, execution is possible and whose results are significant.

The sensitivity analysis identified the most significant variables built into the valuation model for each property class, represented by the discounted cash flow method. In particular, this took into account the market rents for real estate used in operations and the exit value for real estate held for investment. Considering a change equal to +/- 5% of the aforementioned variables, the analysis showed an average deviation in the fair value of the properties of approximately -5.3% and +5.3%.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

A.4.2 Measurement processes and sensitivity

A description of Level 3 financial instruments that show significant sensitivity to changes in unobservable inputs is provided below.

The column “Other Financial assets mandatorily measured at fair value” in the category “Debt securities” measured with the Discounted Cash Flow method includes both the mezzanine and the junior tranches referring to the securitisation of a portfolio of loans classified as bad loans called “Siena NPL” for EUR 28.5 mln. For this position, the change in the discount rate (+/-1%) and forecast distributions (+/-10%) would result in ranges of values of EUR 26.3 – 27.5 mln and EUR 28.1 – 25.5 mln, respectively.

Also worth mentioning in this category are approximately EUR 18.6 mln relating to some equity investments acquired by the Bank under credit restructuring agreements which the sensitivity analysis was not carried out as the unit value of the individual exposures is below the minimum materiality threshold established by the Bank.

The “Other Financial assets mandatorily measured at fair value” column also includes loans (EUR 143.4 mln) that are mandatorily measured at fair value. The unobservable parameters are Probability of Default (PD), Loss Given Default (LGD) and the different spreads for performing and non-performing assets. The change in these parameters, of 10%, 5%, 1% and 1%, respectively, would have an impact on fair value of approximately EUR -6.2 mln.

The majority of the UCITS units refers, for EUR 124.3 million, to units of funds received in exchange for the sale of non-performing loans (Back2bonis, IDEA CCR I, II and Nuova Finanza, Clessidra and Efesto). The change in the discount rate (+/-1%) and forecasted distributions (+/-10%) would result in the following range of values: EUR 122.1 - 126.6 million and EUR 136.9 - 111.6 million respectively.

The category of UCITS units also contains the total contributions made from June 2016 onwards to the Italia Recovery Fund (formerly Atlante due) for a carrying amount of EUR 6.4 mln calculated on the basis of the latest available NAV.

Lastly, the UCITS category also includes private equity funds and closed-end real estate funds for EUR 128.1 mln, of which EUR 88.0 mln corresponding to the positions of Fondo Etrusco Distribuzione (EUR 82.9mln) and Fondo Democrito (EUR 5.1mln) which, following reassessment of the equity relationships between the Bank and those real estate funds, were reclassified during the current year from investments in companies subject to significant influence to financial assets. The change in default probability (+/-1%) and recovery rates (+/-10%) for these positions would result in a range of values of EUR 88.2 - 87.9 mln, respectively. With regard to the remaining positions, it was not possible to carry out any quantitative analysis of the sensitivity of the fair value with respect to the change in unobservable inputs, as the fair value is the result of a model whose inputs are specific to the entity being measured and for which the information necessary for a sensitivity analysis is not available.

The “Financial assets measured at fair value through other comprehensive income” accounting portfolio includes the equity investment in Bank of Italy (EUR 137.5 mln), measured using the Discounted Cash Flow method. The equity investment was measured with the methodology identified by the Committee of Experts in the document “Revaluation of shareholdings in the Bank of Italy”. This document not only details the valuation techniques adopted to reach the end result, but identified the following entity-specific parameters: the market beta, equity risk premium, and the cash flow base. The valuation of that equity investment is also confirmed in market transactions carried out in recent years by certain banks. The range of possible values that can be assigned to these parameters cause the following changes in value: roughly EUR -9 million for every 100 bps increase in the equity risk premium, roughly EUR -18 million for every 10 pp increase in the market beta, and roughly EUR -18 million for every 10 pp increase in the cash flow base.

This category also includes equity securities representing all equity investments designated at fair value that could not be measured according to a market-based model. These positions amount to approximately EUR 28.1 mln. For these positions, a sensitivity analysis was not carried out for the same reasons indicated above with reference to UCITS.

Financial liabilities held for trading include financial derivatives (approximately EUR 1.5 mln) included for the correct management of the lapse risk inherent in commission flows deriving from the placement of certain unit-linked policies. A sensitivity analysis was not carried out for these positions as they were not considered material for the Bank.

4.3 Fair value hierarchy

For the purposes of completing the disclosure on transfers between levels provided in paragraphs A.4.5.1, A.4.5.2 and A.4.5.3 below, it should be noted that, for securities held at 31 December 2024 and which had a different fair value level with respect to the one assigned at 1 January 2024, it was assumed that the transfer between the levels took place with reference to the balances held at the beginning of the reference period.

BANCA MONTE DEI PASCHI DI SIENA

A.4.4 Other information

With reference to par. 93 letter (i) of IFRS 13, the Bank does not hold any non-financial assets measured at fair value whose current use does not represent its best possible use.

With reference to par. 96 of IFRS 13, the Bank does not apply the portfolio exception provided for in par. 48 of IFRS 13.

Quantitative Information

A.4.5 Fair value hierarchy

A.4.5.1 Assets and liabilities measured at fair value on a recurring basis: breakdown by fair value level.

Asset and liabilities measured at	31 12 2024				31 12 2023
fair value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
1. Financial assets measured at fair value through profit or loss:	3,514,503	2,608,890	453,491	6,576,884	3,525,434	2,408,696	365,912	6,300,042
a) Financial asset held for trading	3,514,503	2,608,890	-	6,123,393	3,525,246	2,408,696	-	5,933,942
c) other financial assets mandatorily measured at fair value	-	-	453,491	453,491	188	-	365,912	366,100
2. Financial assets measured at fair value through other comprehensive income	2,162,396	9,383	165,581	2,337,360	1,704,369	530,743	216,843	2,451,955
3. Hedging derivative	-	59,384	-	59,384	-	662,012	-	662,012
4. Property, plant and equipment	-	-	1,690,134	1,690,134	-	-	1,761,622	1,761,621
Total assets	5,676,899	2,677,657	2,309,206	10,663,762	5,229,803	3,601,451	2,344,377	11,175,630
1. Financial liabilities held for trading	1,619,122	1,031,840	1,515	2,652,477	1,823,197	1,079,675	2,868	2,905,740
2. Financial liabilities designated at fair value	-	119,670	-	119,670	-	111,325	-	111,325
3. Hedging derivative	-	346,337	-	346,337	-	321,090	-	321,090
Total liabilities	1,619,122	1,497,847	1,515	3,118,484	1,823,197	1,512,090	2,868	3,338,155

For information on financial instruments classified in level 3, please refer to the above.

Some financial assets, particularly shares for approximately EUR 3.3 mln, worsened during the year from fair value level 1 to level 2.

With reference to the financial instruments that recorded an improvement in the level of fair value, moving from level 2 to level 1 of the hierarchy, it should be noted that this trend involved bonds measured at fair value for a value of about EUR 313.1 mln

The aforementioned changes in the level of fair value was respectively due to the worsening/improvement in the liquidity conditions of the securities (measured in terms of the bid-ask amplitude of the quoted price) such as to allow, in accordance with the Group’s policy on the valuation of financial instruments, the transfer of level.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

A.4.5.2 Annual changes of financial assets measured at fair value on a recurring basis (level 3)

31 12 2024

	Financial assets measured at fair value through profit or loss
	Total	of which: a) financial assets held for trading	of which: b) financial asset measurd at fair value	of whichi: c) financial assets mandatorily measuerd at fair value	Financial assets measured at fair value through other comprehensive income	Property, plant and equipment
1. Opening balance	365,912	-	-	365,912	216,843	1,761,622
2. Increases	145,817	-	-	145,817	6,457	20,979
2.1 Purchase	-	-	-	-	-	-
2.2 Profit posted to:	39,897	-	-	39,897	6,457	8,451
2.2.1 Profit and Loss	39,897	-	-	39,897	-	8,451
- of which capital gains	38,988	-	-	38,988	-	8,451
2.2.2 Equity	-	X	X	-	6,457	-
2.3 Transfers from other levels	-	-	-	-	-	-
2.4 Other increases	105,920	-	-	105,920	-	12,528
3. Decreases	58,238	-	-	58,238	57,719	92,467
3.1 Sales	-	-	-	-	115	3,139
3.2 Redemptions	25,076	-	-	25,076	-	-
3.3 Losses posted to:	31,837	-	-	31,837	35	50,546
3.3.1 Profit and Loss	31,837	-	-	31,837	-	34,995
- of which capital losses	31,831	-	-	31,831	-	34,995
3.3.2 Equity	-	X	X	-	35	15,551
3.4 Transfers to other levels	-	-	-	-	-	-
3.5 Other decreases	1,325	-	-	1,325	57,569	38,782
4. Closing balance	453,491	-	-	453,491	165,581	1,690,134

Following are the most significant amounts reported in the column “Other Financial assets mandatorily measured at fair value” under item:

•	“2.2.1 Profit charged to the income statement” of approximately EUR 39.9 mln refers mainly to revaluations of certain UCITS units (EUR 38.4 mln) and of loans (EUR 0.5 mln);

•	“2.4 Other increases” equal to EUR 105.9 million include approximately EUR 32.0 million in positions that during the year were reclassified from the loan portfolio at amortised cost to the portfolio of other assets measured at fair value as per mandatory requirements due to substantial credit changes not consistent with the SPPI test, as well as new disbursements. This line also includes EUR 68.8 mln for the Fondo Etrusco Distribuzione and Fondo Democrito, which during the yea were reclassified as financial assets mandatorily measured at fair value (for more details, see section 7 Equity Investments - Part B of these Notes to the Financial Statements);

•	“3.2 Repayments” for EUR 25.1 mln, includes approximately EUR 14.6 mln as the partial reimbursement of UCITS units held and EUR 10.5 mln for reimbursements on credit positions;

•	“3.3.1 Losses charged to the income statement” of EUR 31.8 mln for write-downs, primarily referring to EUR 17.4 mln on UCITS units, EUR 12.4 mln on notes for the Siena NPL securitisation transaction and EUR 1.8 mln on non-performing loans.

The EUR 57.6 mln posted to other decreases in “Financial assets measured at fair value through other comprehensive income” refers to the value of the shareholding in the Bank of Italy and certain equity instruments reclassified as assets held for sale under IFRS 5.

BANCA MONTE DEI PASCHI DI SIENA

Property, plant and equipment measured at fair value on a recurring basis consisted of property assets for business and for investment use. The main amounts reported are shown below:

•	“2.2.1 Profit charged to the income statement of which capital gains” amounting to approximately EUR 8.4 mln, refer for EUR 4.0 mln to write-backs on properties classified under IAS 16 that were previously written-down in the Income Statement, and for EUR 4.4 mln to revaluations of properties classified under IAS 40 following appraisals carried out as at 31 December 2024;

•	“2.4 Other increases” of approximately EUR 12.5 mln referred mainly to EUR 8.3 mln in improvements and incremental expenses and EUR 3.9 mln in property repossessions under lease agreements;

•	“3.1-Sales” in the amount of about EUR 3.1 mln refer to the sale of some IAS 40-listed properties finalised during the year;

•	“3.3.1 Losses charged to the income statement - of which capital losses” amounted to approximately EUR 35.0 mln, refer for EUR 12.2 mln and EUR 22.8 mln related to properties classified under IAS 40 and 16 respectively;

•	“3.3.2 Losses charged to equity” equal to approximately EUR 15.5 mln refer entirely to write-downs on properties classified under IAS 16 subject to a previous revaluation recognised in the OCI reserve;

•	“3.5 Other decreases” equal to approximately EUR 38.8 mln mainly refer to the depreciation charge related to properties classified under IAS 16 in the amount of EUR 26.3 mln and to properties transferred during the year to fixed assets held for disposal for EUR 12.5 mln.

A.4.5.3 Annual changes of liabilities measured at fair value on a recurring basis (level 3)

31 12 2024

	Financial liabilities held for trading	Financial liabilities designated at fair value	Hedging derivatives
1. Opening balance	2,868	-	-
2. Increases	3,559	-	-
2.1 Issues	-	-	-
2.2 Losses posted to	3,559	-	-
2.2.1 Profit and Loss	3,559	-	-
- of which capital losses	-	-	-
2.2.2 Equity	X	-	X
2.3 Transfers from other levels	-	-	-
2.4 Other increases	-	-	-
3. Decreases	4,913	-	-
3.1 Redemptions	-	-	-
3.2 Repurchases	-	-	-
3.3 Profit posted to:	4,913	-	-
3.3.1 Profit and Loss	4,913	-	-
- of which capital gains	1,353	-	-
3.3.2 Equity	X	-	X
3.4 Transfers from other levels	-	-	-
3.5 Other decreases	-	-	-
4. Closing balance	1,514	-	-

2024 ANNUAL REPORT - Notes to the separate financial statements - Part A - Accounting policies

A.4.5.4 Assets and liabilities not measured at fair value or measured at fair value on a non-recurring basis: breakdown by fair value level

Financial asset/liabilities not measured at fair value or	31 12 2024					31 12 2023
measured at fair value on a non-recurring basis	Book value	Level 1	Level 2	Level 3	Total Fair value	Book value	Level 1	Level 2	Level 3	Total Fair value
1. Financial assets measured at amortised costs	91,415,421	8,555,800	12,003,353	70,313,569	90,872,722	91,248,148	8,259,192	11,614,928	70,998,153	90,872,273
3. Non-current assets held for sale and disposal groups	107,529	-	-	73,529	73,529	76,232	-	-	76,232	76,232
Total assets	91,522,950	8,555,800	12,003,353	70,387,098	90,946,251	91,324,380	8,259,192	11,614,928	71,074,385	90,948,505
1. Financial liabilities measured at amortised costs	103,586,022	8,687,964	95,220,883	-	103,908,847	104,702,026	8,734,996	96,123,919	-	104,858,915
Total liabilities	103,586,022	8,687,964	95,220,883	-	103,908,847	104,702,026	8,734,996	96,123,919	-	104,858,915

For details of the valuation criteria for assets and liabilities measured at fair value on a non-recurring basis, reference should be made to the information provided in the corresponding qualitative section.

In regard to assets under disposal, only the assets measured at fair value or at fair value less disposal costs were indicated.

A.5 Information on “day one profit/loss”

The Bank did not recognise “day one profits/losses” on financial instruments pursuant to B.5.1.2A of IFRS 9; therefore, no disclosure is provided pursuant to paragraph 28 of IFRS 7 and other related IAS/IFRS paragraphs.

BANCA MONTE DEI PASCHI DI SIENA

Part B - Information on the balance sheet

ASSETS

Section 1 - Cash and cash equivalents - Item 10

1.1 Cash and cash equivalents: breakdown

	Total	Total
	31 12 2024	31 12 2023
a) Cash	752,279	704,869
b) Demand deposits with Central banks	10,917,449	11,277,937
c) Current accounts and demand deposits with banks	1,306,854	1,025,183
Total	12,976,582	13,007,989

The amount of approximately EUR 10,917.4 mln recorded in line b) Current accounts and sight deposits with Central Banks refers almost entirely to two sight deposits with the ECB.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

Section 2 - Financial assets designated at fair value through profit or loss - Item 20

2.1 Financial assets held for trading: breakdown

	Total 31 12 2024				Total 31 12 2023
Items/value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
A. Balance-sheet assets
1. Debt securities	3,382,363	246,121	-	3,628,484	3,332,505	290,364	-	3,622,869
1.1 Structured securities	137,737	45,802	-	183,539	177,801	56,628	-	234,429
1.2 Other debt securities	3,244,626	200,319	-	3,444,945	3,154,704	233,736	-	3,388,440
2. Equity instruments	104,366	3,752	-	108,118	83,546	119	-	83,665
3. Units of UCITS	27,774	-	-	27,774	104,028	-	-	104,028
4. Loans	-	-	-	-	-	-	-	-
4.1 Repurchase agreements	-	-	-	-	-	-	-	-
4.2 Others	-	-	-	-	-	-	-	-
Total (A)	3,514,503	249,873	-	3,764,376	3,520,079	290,483	-	3,810,562
B. Derivatives								-
1. Financial derivatives:	-	2,358,987	-	2,358,987	5,166	2,118,213	-	2,123,379
1.1 held for trading	-	2,288,383	-	2,288,383	5,166	2,051,802	-	2,056,968
1.2 fair value option	-	70,604	-	70,604	-	66,411	-	66,411
1.3 Others	-	-	-	-	-	-	-	-
2. Credit derivatives:	-	29	-	29	-	-	-	-
2.1 held for trading	-	29	-	29	-	-	-	-
2.2 fair value option	-	-	-	-	-	-	-	-
2.3 Others	-	-	-	-	-	-	-	-
Total (B)	-	2,359,016	-	2,359,016	5,166	2,118,213	-	2,123,379
Total (A+B)	3,514,503	2,608,889	-	6,123,392	3,525,246	2,408,696	-	5,933,942

Criteria adopted for classification of financial instruments in the three levels of the “fair value hierarchy” are reported in Section A.4, “Information on fair value” of Part A, “Accounting policies” of the notes to the financial statements, to which reference should be made.

As a result of the provisions set out in IFRS 9 with regard to the derecognition of financial assets, lines 1.1 Structured securities and 1.2 Other debt securities of the item “Cash assets” also include debt securities pledged in repos and securities lending transactions carried out in respect of own securities posted to the trading book.

Debt securities- structured securities (sub-item 1.1) as at 31 December 2024 amount to EUR 183.5 mln (EUR 234.4 as at 31 December 2023) and is mainly represented by fixed-rate debt securities additionally indexed to inflation..

The aggregate figure as at the reporting date include senior, mezzanine or junior exposures taken on by the Bank in relation to a third-party securitisation transactions for EUR 24.4 mln (EUR 35.6 mln as at 31 December 2023), which are recognised in the level 2 column of line “1.2 Other debt securities” referring to senior and mezzanine exposures.

Derivatives connected with fair value option instruments are also classified as derivative instruments: these cover the risks of funding designated at fair value arising from possible interest rate fluctuations and from any embedded options in fixed-rate and structured bonds issued by the Bank (natural hedging). The positive fair value of these derivatives is shown in the table in line “B.1-1.2 – Fair value option”.

BANCA MONTE DEI PASCHI DI SIENA

2.2 Financial assets held for trading: breakdown by borrower/issuer/counterparty

	Total	Total
Items/Amounts	31 12 2024	31 12 2023
A. Balance sheet assets
1. Debt securities	3,628,485	3,622,870
a) Central banks	-	-
b) Public entities	3,223,167	3,197,425
c) Banks	195,106	181,166
d) Other financial companies	150,835	183,410
of which: insurance companies	11,266	9,055
e) Non-financial companies	59,377	60,869
2. Equity instruments	108,118	83,665
a) Banks	2,984	1,875
b) Other financial companies	60,887	36,919
of which: insurance companies	56,840	36,734
c) Non-financial companies	44,247	44,871
d) Other issuers:	-	-
3. Units of UCITS	27,774	104,028
4. Loans	-	-
Total (A)	3,764,377	3,810,563
B. Derivatives
a) Central couterparties	-	-
b) Others	2,359,015	2,123,379
Total (B)	2,359,015	2,123,379
Total (A+B)	6,123,392	5,933,942

The breakdown by debtor/issuer was carried out in accordance with criteria of classification by economic activity group and sector laid down by the Bank of Italy.

As for derivatives, it should be noted that the positive fair value of derivatives with customers includes approx. EUR 61.0 mln from balanced trading aimed at providing financial protection to customers of the Bank’s network. The remaining amount was generated from transactions with financial market participants classified as customers pursuant to the above classification criteria set by the Bank of Italy.

The following table adds details to line “A.3. Units of UCITS” of table 2.2 above.

Categories/Amounts	Total 31 12 2024	Total 31 12 2023
Equity	3,920	6,156
Exchange Traded Funds (ETF)	23,854	97,872
Total	27,774	104,028

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

2.3 Financial assets measured at fair value: breakdown

2.4 Financial assets measured at fair value: breakdown by borrower/issuer

Tables 2.3 and 2.4 were not completed since the Bank has no financial assets measured at fair value to report for either the current or previous year.

2.5 Other financial assets mandatorily measured at fair value breakdown

	Total 31 12 2024				Total 31 12 2023
Items	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
1. Debt securities	-	-	49,854	49,854	-	-	58,826	58,826
1.1 Stuctured secutities	-	-	-	-	-	-	-	-
1.2 Other debt securities	-	-	49,854	49,854	-	-	58,826	58,826
2. Equity instruments	-	-	1,236	1,236	188	-	1,839	2,027
3. Units of UCITD	-	-	258,984	258,984	-	-	182,011	182,011
4. Loans	-	-	143,417	143,417	-	-	123,236	123,236
4.1 Repurchase agreements	-	-	-	-	-	-	-	-
4.2 Others	-	-	143,417	143,417	-	-	123,236	123,236
Total	-	-	453,491	453,491	188	-	365,912	366,100

Line 1.2 “Other debt securities” includes EUR 17.9 mln attributable to SFPs issued as part of compositions with creditors in which the Bank took part. The line also includes exposures of EUR 28.5 mln for securitisation of a portfolio of MPS Group non-performing loans, of which EUR 27.9 mln (EUR 36.4 mln as at 31 December 2023) in mezzanine tranches and EUR 0.6 mln (EUR 0.6 mln as at 31 December 2023) in junior tranches.

Line 3 “Units of UCITS” includes, in correspondence with level 3, UCITS units acquired in exchange for the sale of NPE loans for EUR 129.4 mln (EUR 116.3 mln as at 31 December 2023) and the units in the Italia Recovery Fund (formerly Atlante) for EUR 6.4 mln (EUR 7.7 mln as at 31 December 2023). The same line also includes the positions of real estate funds Fondo Etrusco Distribuzione and Fondo Democrito, for a total of EUR 88.0 mln, which during the year were reclassified under this portfolio (for more details see Section 7 - Equity investments, of these Notes to the Financial Statements).

Line 4 “Loans” consists of financial assets that must be valued at fair value as a result of their failure to pass the SPPI test.

At the reporting date, there are no equity securities arising from the recovery of impaired financial assets.

BANCA MONTE DEI PASCHI DI SIENA

2.6 Other financial assets mandatorily measured at fair value breakdown by borrower/issuer

Items/Amounts	Total 31 12 2024	Total 31 12 2023
1. Equity instruments	1,236	2,027
of which: banks	-	-
of which: other financial companies	1,149	1,133
of which: non-financial companies	87	894
2. Debt secuties	49,854	58,826
a) Central Banks	-	-
b) Public Entities	-	-
c) Banks	-	-
d) Other financial companies	31,205	40,177
of which: insurance companies	-	-
e) Non-financial companies	18,649	18,649
3. Units of UCITS	258,984	182,011
4. Loans	143,417	123,236
a) Central Banks	-	-
b) Public Entities	-	-
c) Banks	-	-
d) Other financial companies	-	-
of which: insurance companies	-	-
e) Non-financial companies	129,601	106,674
f) Families	13,816	16,562
Total	453,491	366,100

The main cumulative losses relating to equity securities of evidently poor credit quality referring to previous financial years are Compagnia Investimento e Sviluppo (EUR 3.8 mln), Newcolle S.r.l (EUR 2.3 mln), Porto Industriale Livorno (EUR 1.9 mln). During the course of the year, the Bank did not carry out further write-downs on equity instruments of clearly poor credit quality.

Provided below is the breakdown by main categories of UCITS.

	Total	Total
Categories/Amounts	31 12 2024	31 12 2023
Hedge Funds	24	23
Private Equity	38,058	57,510
Real estate	96,567	8,216
Credit recovery funds	124,335	116,262
Total	258,984	182,011

With regard to the disclosure on mutual funds acquired as part of the sale of loans included in the previous table under “NPE loans”, please refer to the specific paragraph in Part E of these Notes to the Financial Statements (Subsection E “Sale Transactions” point “C. Financial assets sold and fully derecognised”).

Of the increase recognised in the “Real Estate” line, EUR 88.0 mln refers to the Fondo Democrito and Fondo Etrusco Distribuzione real estate funds (for more details see Section 7 - Equity Investments, of these Notes to the Financial Statements).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

Section 3 - Financial assets designated at fair value through other comprehensive income - Item 30

3.1 Other financial assets measured at fair value through other comprehensive income: breakdown

	Total 31 12 2024				Total 31 12 2023
Items/Amounts	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
1. Debt securities	2,162,397	1,343	-	2,163,740	1,704,369	520,213	-	2,224,582
1.1 Structured securities	34,581	-	-	34,581	33,621	-	-	33,621
1.2 Other debt securities	2,127,816	1,343	-	2,129,159	1,670,748	520,213	-	2,190,961
2. Equity instruments	-	8,039	165,581	173,620	-	10,530	216,843	227,373
3. Loans	-	-	-	-	-	-	-	-
Total	2,162,397	9,382	165,581	2,337,360	1,704,369	530,743	216,843	2,451,955

As a result of the provisions set out in IFRS 9 with regard to the derecognition of financial assets, line 1.2 also includes debt securities pledged in repos and securities lending transactions carried out in respect of own securities recognised under financial assets designated at fair value through other comprehensive income.

Debt securities- structured securities (sub-item 1.1) as at 31 December 2024 amount to EUR 34.6 mln (EUR 33.6 mln as at 31 December 2023) and is mainly represented by fixed-rate debt securities additionally indexed to inflation.

The line “1.2 Other Debt Securities” totalling around EUR 2,129.2 mln – of which EUR 256.6 mln (EUR 446.0 mln as of 31 December 2023) subject to specific fair value hedging entirely against interest rate risk– mainly includes Italian government bonds in the amount of around EUR 1,451.9 mln, down from EUR 1,624.6 mln as at 31 December 2023 due to the sale on the market of some bonds approaching maturity. The line also includes EUR 1.3 mln (EUR 5.0 mln as at 31 December 2023) of exposures relating to senior notes of securitisation transactions originated by third parties

The line “2. Equity instruments” (Level 3 column) includes the EUR 137.5 mln investment in the capital of Bank of Italy.

At the reporting date, the aggregate does not include equity securities arising from the recovery of impaired financial assets.

BANCA MONTE DEI PASCHI DI SIENA

3.2 Other financial assets measured at fair value through other comprehensive income: breakdown by borrower/issuer

	Total	Total
Items/Amounts	31 12 2024	31 12 2023
1. Debt securities	2,163,740	2,224,582
a) Central banks	-	-
b) Public entities	1,897,389	1,747,428
c) Banks	225,194	419,425
d) Other financial companies	26,337	14,354
of which: Insurance companies	-	-
e) Non-financial companies	14,820	43,375
2. Equity instruments	173,620	227,373
a) Banks	151,739	200,967
b) Other issuers:	21,881	26,406
- other financial companies	11,232	17,770
of which: Insurance companies	-	-
- non-financial companies	10,635	8,622
- others	14	14
3. Loans	-	-
Total	2,337,360	2,451,955

The main cumulative losses relating to equity securities of evidently poor credit quality refer to the investee Restart S.r.l. and were fully recognised in previous financial years, for an amount of EUR 0.5 mln.

During the course of the year, the Bank did not carry out further write-downs on equity instruments of clearly poor credit quality.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

3.3 Other financial assets measured at fair value through other comprehensive income: gross value and total value adjustments

	Gross exposure					Overall value adjustments
	Stage 1				Purchased or				Purchased or
		of which: low credit risk instruments	Stage 2	Stage 3	originated credit impaired financial assets	Stage 1	Stage 2	Stage 3	originated credit impaired financial assets	Total Partial write-off (*)
Debt securities	2,163,607	2,108,869	2,674	-	-	1,210	1,331	-	-	-
Loans	-	-	-	-	-	-	-	-	-	-
Total 31 12 2024	2,163,607	2,108,869	2,674	-	-	1,210	1,331	-	-	-
Total 31 12 2023	2,212,097	2,106,236	14,645	-	-	1,899	261	-	-	-

* Value to be presented for disclosure purposes

BANCA MONTE DEI PASCHI DI SIENA

Section 4 - Financial assets measured at amortised cost - Item 40

4.1 Financial assets measured at amortised cost: breakdown of loans to banks

	Total 31 12 2024
	Book value				Fair value
Type of transaction/Amount	Stage 1 and Stage 2	Stage 3	purchased or originated credit impaired financial assets	Total	L1	L2	L3	Total
A. Loans to central banks	560,821	-	-	560,821	-	560,821	-	560,821
1. Time deposits	25,001	-	-	25,001	X	X	X	X
2. Compulsory reserve	535,006	-	-	535,006	X	X	X	X
3. Reverse repurchase agreements	-	-	-	-	X	X	X	X
4. Others	814	-	-	814	X	X	X	X
B. Loans to bank	3,214,697	8,033	-	3,222,730	2,945	3,124,299	8,033	3,135,277
1. Loans	2,477,108	8,033	-	2,485,141	-	2,476,529	8,033	2,484,562
1.1 Current accounts	-	-	-	-	X	X	X	X
1.2 Time deposits	455,458	-	-	455,458	X	X	X	X
1.3 Other loans	2,021,650	8,033	-	2,029,683	X	X	X	X
- Reverse repurchase agreements	856,438	-	-	856,438	X	X	X	X
- Finance leases	-	-	-	-	X	X	X	X
- Others	1,165,212	8,033	-	1,173,245	X	X	X	X
2. Debt securities	737,589	-	-	737,589	2,945	647,770	-	650,715
2.1 Sructured securities	-	-	-	-	-	-	-	-
2.2 Other debt securities	737,589	-	-	737,589	2,945	647,770	-	650,715
Total	3,775,518	8,033	-	3,783,551	2,945	3,685,120	8,033	3,696,098

The line “Loans to Central banks 2. Compulsory reserve” includes the balance of the compulsory reserve which, at the end of the financial year, amounted to EUR 535.0 mln (EUR 494.3 mln as at 31 December 2023). It should be noted that, in accordance with regulations on average maintenance levels, the end-of-period balance of the compulsory reserve may be subject to changes, also substantial, in relation to the Bank’s contingent treasury requirements.

The item “Loans to banks, 1.3 Other loans – Other”, totalling EUR 1,173.2 mln, includes security deposits of approximately EUR 1,007.5 mln.

It should be noted that “B.1.2 Term deposits” and “B.2.2 Other debt securities” include, respectively, EUR 196.9 mln (EUR 205.1 mln as at 31 December 2023) and EUR 428.3 mln (EUR 657.0 mln as at 31 December 2023) of assets subject to fair value micro-hedging against interest rate risk.

At the reporting date, the aggregate does not include the Bank senior, mezzanine and junior exposures with reference to own and third-party securitisations.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

	Total 31 12 2023
	Book value				Fair value
Type of transaction/Amount	Stage 1 and Stage 2	Stage 3	purchased or originated credit impaired financial assets	Total	L1	L2	L3	Total
A. Loans to central banks	519,269	-	-	519,269	-	519,269	-	519,269
1. Time deposits	25,001	-	-	25,001	X	X	X	X
2. Compulsory reserve	494,268	-	-	494,268	X	X	X	X
3. Reverse repurchase agreements	-	-	-	-	X	X	X	X
4. Others	-	-	-	-	X	X	X	X
B. Loans to bank	3,702,317	398	-	3,702,715	2,924	3,632,784	398	3,636,106
1. Loans	3,020,398	398	-	3,020,796	-	3,021,411	398	3,021,809
1.1 Current accounts	-	-	-	-	X	X	X	X
1.2 Time deposits	455,706	-	-	455,706	X	X	X	X
1.3 Other loans	2,564,692	398	-	2,565,090	X	X	X	X
- Reverse repurchase agreements	1,030,587	-	-	1,030,587	X	X	X	X
- Finance leases	-	-	-	-	X	X	X	X
- Others	1,534,105	398	-	1,534,503	X	X	X	X
2. Debt securities	681,919	-	-	681,919	2,924	611,373	-	614,297
2.1 Sructured securities	-	-	-	-	-	-	-	-
2.2 Other debt securities	681,919	-	-	681,919	2,924	611,373	-	614,297
Total	4,221,586	398	-	4,221,984	2,924	4,152,053	398	4,155,375

BANCA MONTE DEI PASCHI DI SIENA

4.2 Financial assets measured at amortised cost breakdown of loans to customers

	31 12 2024
	Book value				Fair value
Type of transaction/Amount	Stage 1 and Stage 2	Stage 3	purchased or originated credit impaired financial assets	Total	L1	L2	L3	Total
1. Loans	75,540,295	1,851,755	2,156	77,394,206	-	7,032,613	70,305,536	77,338,149
1.1. Current accounts	2,630,702	61,847	197	2,692,746	X	X	X	X
1.2. Reverse repurchase agreements	7,035,199	-	-	7,035,199	X	X	X	X
1.3. Mortgage	49,604,523	1,513,188	1,645	51,119,356	X	X	X	X
1.4. Credit cards, personal loans and fifth-of-salary backed loans	1,433,304	6,137	-	1,439,441	X	X	X	X
1.5. Finance lease	2,411,284	103,748	-	2,515,032	X	X	X	X
1.6. Factoring	2,450,177	15,666	-	2,465,843	X	X	X	X
1.7. Other transactiones	9,975,106	151,169	314	10,126,589	X	X	X	X
- of which operating receivable	3,944	-	-	3,944
of which:leasing under co-struction	91,298	1,984	-	93,282
2. Debt securities	10,237,664	-	-	10,237,664	8,552,855	1,285,620	-	9,838,475
2.1. Structured securities	1,103,945	-	-	1,103,945	1,020,002	-	-	1,020,002
2.2. Other debt securities	9,133,719	-	-	9,133,719	7,532,853	1,285,620	-	8,818,473
Total	85,777,959	1,851,755	2,156	87,631,870	8,552,855	8,318,233	70,305,536	87,176,624

“Loans to customers” also includes operating receivables for EUR 3.9 mln (EUR 14.3 mln as at 31 December 2023) - other than those connected with the payment for the supply of non-financial goods and services, posted to Asset item 150 “Other assets”, subject to the provisions pursuant to IFRS 9, paragraph 5.5.15 a) i).

The item also includes loans to Monte Paschi Fiduciaria for EUR 0.58 mln, for which, pursuant to IFRS 15.116, the certainty of the revenue may be considered as consolidated only following actual collection by the subsidiary from its customers.

The column “Purchased or originated credit impaired” for EUR 2.1 mln (EUR 2.7 mln as at 31 December 2023) is almost entirely made up of assets originating from restructuring agreements on non-performing positions.

In line “2.1 Structured securities” as at 31 December 2024, EUR 1,103.9 mln (EUR 1,109.0 mln as at 31 December 2023) refers to fixed-rate debt securities additionally indexed to inflation.

Line “2.2 Other debt securities” equal to EUR 9,133.7 mln comprises mainly Italian government bonds in the amount of EUR 7,253.1 mln (EUR 7,389.6 mln as at 31 December 2023). In addition, EUR 818.7 mln (EUR 1,003.9 mln as at 31 December 2023) of the senior notes pertaining to the securitisation transaction of the MPS Group’s bad loan portfolio. The line also includes bonds not listed in active markets issued mainly by local government bodies, e.g. municipal bonds (it.: Buoni Ordinari Comunali, BOC).

Finally, with respect to the total debt securities of EUR 10,237.7 mln, this figure includes EUR 3,286.5 mln (EUR 3,885.2 mln as at 31 December 2023) in securities subject to fair value micro-hedging for interest rate risk and EUR 1,463.2 mln in floating-rate securities subject to micro-hedging for cash flow risk.

“Loans to customers” include loans disbursed with funds made available by the Government or by other public institutions, with the Bank adopting partial or total risk. These funds are managed under the agreements signed by the Bank with Cassa Depositi e Prestiti (hereinafter CDP), in direct cooperation with ABI and with regional financial institutions. In particular, the Bank has subscribed to the agreements specifically structured by ABI and CDP for the support of the business sector, for the support of individuals and in favour of the local economy in the case of natural disasters. Except for the latter agreement, whose subsidised loans are backed by State guarantee, the loans disbursed by the Bank are characterised by

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet conditions released from the CDP funding, subject to independent negotiation between the parties, and are mandatorily assigned as collateral to CDP. In 2024, the bank did not use CDP funds to support the business sector, instead only using funds dedicated to supporting territories affected by natural disasters.

Conversely, with regard to management of resources made available through regional or national measures, the Bank’s operations refer to specific agreements stipulated by the Bank with the regional financial institutions, such as Veneto Sviluppo, Finlombarda, Finpiemonte and Puglia Sviluppo, or other regional fund managers (Artigiancredito per il Fondo Multiscopo of the Emilia Romagna region), or with CDP regarding alternative instruments such as the so-called “Rotation Funds”. The resources are intended to encourage and support companies operating in certain areas and in specific economic sectors. These loans are generally disbursed with part of the funding made available with public funds and part with the Bank’s own resources (co-financing). The funding with public funds varies according to the initiative to be financed: the percentage is defined by specific Regional Laws or Resolutions and, as a rule, the public funds must be integrated with the Bank’s own resources to ensure the total coverage of the expenditure.

Finally, it should be noted that, in line with the Bank of Italy communication of the Bank of Italy of 14 March 2023 “Update of the provisions of Circular no. 262 - Bank financial statements: layouts and rules for compilation - concerning the impacts of COVID-19 and of the measures to support the economy”, the Bank has provided a total of state-guaranteed loans (in application of the Law Decree no. 23, “Liquidity”, of 8 April 2020) for a total amount of EUR 11.5 bn, with a book value of EUR 4,673.5 mln as at 31 December 2024 (EUR 7,064.2 mln as at 31 December 2023).

				31 12 2023
	Book value				Fair value
			purchased
			or
			originated
			credit
	Stage 1		impaired
	and		financial
Type of transaction/Amount	Stage 2	Stage 3	assets	Total	L1	L2	L3	Total
1. Loans	75,224,074	1,738,120	2,744	76,964,938	-	6,228,029	70,997,755	77,225,784
1.1. Current accounts	2,720,676	65,314	228	2,786,218	X	X	X	X
1.2. Reverse repurchase agreements	6,229,986	-	-	6,229,986	X	X	X	X
1.3. Mortgage	50,635,241	1,376,325	2,212	52,013,778	X	X	X	X
1.4. Credit cards, personal loans and fifth-of-salary backed loans	1,108,683	5,991	-	1,114,674	X	X	X	X
1.5. Finance lease	2,873,415	172,868	-	3,046,283	X	X	X	X
1.6. Factoring	1,776,975	12,618	-	1,789,593	X	X	X	X
1.7. Other transactiones	9,879,098	105,004	304	9,984,406	X	X	X	X
- of which operating receivable	14,263	-	-	14,263
of which:leasing under co-struction	192,144	1,874	-	194,018
2. Debt securities	10,061,226	-	-	10,061,226	8,256,268	1,234,846	-	9,491,114
2.1. Structured securities	1,109,029	-	-	1,109,029	973,952	-	-	973,952
2.2. Other debt securities	8,952,197	-	-	8,952,197	7,282,316	1,234,846	-	8,517,162
Total	85,285,300	1,738,120	2,744	87,026,164	8,256,268	7,462,875	70,997,755	86,716,898

BANCA MONTE DEI PASCHI DI SIENA

4.3 Financial assets measured at amortised cost breakdown by borrower/issuer of loans to customers

	Total 31 12 2024			Total 31 12 2023
	Stage 1		Purchased or	Stage 1		Purchased or
	and		originated	and		originated
Type of transaction/Amount	Stage 2	Stage 3	credit impaired	Stage 2	Stage 3	credit impaired
1. Debt securities	10,237,664	-	-	10,061,226	-	-
a) Public entities	9,111,266	-	-	8,742,542	-	-
b) Other financial companies	919,158	-	-	1,112,425	-	-
of which: insurance companies	62,492	-	-	62,407	-	-
c) Non-financial companies	207,240	-	-	206,259	-	-
2. Loans to:	75,540,295	1,851,755	2,156	75,224,074	1,738,120	2,744
a) Public Entities	1,518,697	9,441	-	1,699,013	6,970	-
b) Other financial companies	9,924,092	2,025	-	9,289,423	1,987	-
of which: insurance companies	7,887	-	-	334	-	-
c) Non-financial companies	31,459,230	1,156,761	1,950	31,663,066	1,051,432	2,559
d) Families	32,638,276	683,528	206	32,572,572	677,732	185
Total	85,777,959	1,851,755	2,156	85,285,300	1,738,120	2,744

4.4 Financial assets measured at amortised cost: gross value and total value adjustments

	Gross exposure					Value adjustments
	Stage 1				purchased				purchased
		of which: low			or originated				or originated	Total
		credit risk			credit				credit	Partial
		instruments	Stage 2	Stage 3	impaired	Stage 1	Stage 2	Stage 3	impaired	write-off (**)
Debt securities	10,118,410	9,809,348	867,819	-	-	5,961	5,015	-	-	-
Loans	68,686,064	-	10,350,818	3,564,365	2,920	111,022	347,635	1,704,577	764	19,475
Total 31 12 2024	78,804,474	9,809,348,0	11,218,637	3,564,365	2,920	116,983	352,650	1,704,577	764	19,475
Total 31 12 2023	80,012,261	10,398,140,0	9,977,941	3,372,988	4,805	112,176	371,141	1,634,469	2,061	32,857

** Value to be presented for disclosure purposes

For financial assets included in the stage 3 column and for purchased or originated credit impaired financial assets, the gross value corresponds to the book value gross of the relative overall value adjustments; the latter are equal to the difference between the expected recovery value and the gross book value. For impaired financial assets purchased, the gross value corresponds to the purchase price and the adjustments correspond to the difference between the expected recovery value and the gross book value.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

Section 5 - Hedging derivatives - Item 50

5.1 Hedging derivatives: breakdown by type of contract and underlying asset

					Total
	Fair value 31 12 2024				Net Value
	Level 1	Level 2	Level 3	Total	31 12 2024
A. Financial derivatives	-	59,384	-	59,384	10,462,458
1) Fair value	-	42,467	-	42,467	9,070,458
2) Cash flows	-	16,917	-	16,917	1,392,000
3) Foreign investments	-	-	-	-	-
B. Credit derivatives	-	-	-	-	-
1) Fair value	-	-	-	-	-
2) Cash flows	-	-	-	-	-
Total	-	59,384	-	59,384	10,462,458

key

NV = Notional or Nominal Value

The table shows the positive book value (fair value) of hedging derivatives for hedges carried out through hedge accounting.

The year-on-year decrease in the positive fair value of fair value hedges is mainly due to the termination of certain fair value hedges.

Information on the underlying strategies and objectives of hedge transactions can be found in the Section “Market risks” of Part E - “Information on Risks and hedging policies”.

Total
	Fair value 31 12 2023				Net Value
	Level 1	Level 2	Level 3	Total	31 12 2023
A. Financial derivatives	-	662,012	-	662,012	20,289,017
1) Fair value	-	662,012	-	662,012	20,289,017
2) Cash flows	-	-	-	-	-
3) Foreign investments	-	-	-	-	-
B. Credit derivatives	-	-	-	-	-
1) Fair value	-	-	-	-	-
2) Cash flows	-	-	-	-	-
Total	-	662,012	-	662,012	20,289,017

key

NV = Notional or Nominal Value

BANCA MONTE DEI PASCHI DI SIENA

5.2 Hedging derivatives: breakdown by hedged portfolios and type of hedging

	Fair Value							Cash Flows
	Micro-hedge
	debt	equity
	securities	instruments	currencies
	and interest	and stock	and							Investments	Total
Transaction/Type of hedge	rate	indices	gold	Credit	Commodities	Others	Macro-hedge	Micro-hedge	Macro-hedge	Foreign	31 12 2024
1. Financial assets measured at fair value through other comprehensive income	773	-	-	-	X	X	X	-	X	X	773
2. Financial assets measured at amortised cost	13,021	X	-	-	X	X	X	16,917	X	X	29,938
4. Portfolio	X	X	X	X	X	X	24,800	X	-	X	24,800
5. Other transactions	-	-	-	-	-	-	X	-	X	-	-
Total assets	13,794	-	-	-	-	-	24,800	16,917	-	-	55,511
1. Financial liabilities	3,873	X	-	-	-	-	X	-	X	X	3,873
2. Portfolio	X	X	X	X	-	X	-	X	-	X	-
Total liabilities	3,873	-	-	-	-	-	-	-	-	-	3,873
1. Expected transactions	X	X	X	X	X	X	X	-	X	X	-
2. Financial assets and liabilities portfolio	X	X	X	X	X	X	-	X	-	-	-
Total	17,667	-	-	-		-	24,800	16,917	-	-	59,384

The table shows the positive fair values of hedging derivatives, classified by hedged assets or liabilities and type of hedging implemented.

In particular, for financial assets, fair value micro-hedging was used to hedge against interest rate risk on bonds classified in the portfolio “Financial assets measured at fair value through other comprehensive income”, in order to protect the portfolio from unfavourable interest rate changes; fair value macro-hedging of the interest rate risk refers to hedges of optional components implicit in floating-rate mortgage loans. Fair value macro-hedging of interest rate risk refers to hedges of fixed-rate mortgage portfolios and optional components implicit in floating-rate mortgage portfolios. Cash flow micro-hedges, on the other hand, hedge against the risk that movements in the interest rate curve will reduce future cash flows on floating-rate debt securities classified within the “Financial assets measured at amortised cost” portfolio.

With reference to financial liabilities, fair value micro-hedging of the interest rate risk refers primarily to hedges of liabilities represented by securities.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

Section 6 - Change in value of macro-hedged financial assets - Item 60

6.1 Change in value of hedged assets: breakdown by hedged portfolios

	Total	Total
Changes in value of hedged assets / Group components	31 12 2024	31 12 2023
1. Positive changes	158,844	148,025
1.1 of specific portfolios:	158,844	148,025
a) loans and receivables	158,844	148,025
b) financial assets measured at fair value through other comprehensive income	-	-
1.2 overall	-	-
2. Negative changes	532,344	657,186
2.1 of specific portfolios:	532,344	657,186
a) loans and receivables	532,344	657,186
b) financial assets measured at fair value through other comprehensive income	-	-
2.2 overall	-	-
Total	(373,500)	(509,161)

The value adjustment concerns mainly fixed and cap/floor floating rate mortgage loan portfolios that were fair value macro-hedged with derivatives to counter possible interest rate risk-induced fluctuations in value. As this is a macro-hedge, any gain or loss on the hedged item attributable to the risk hedged may not directly adjust the value of said item (unlike in micro-hedging), but must be presented in this separate line item of the assets. The amounts in this item must be removed from the balance sheet when the relevant assets or liabilities are derecognised.

The fair value of the corresponding hedging derivatives is shown in Table 5.2 (assets) or Table 4.2 (liabilities), both entitled “Hedging derivatives: breakdown by hedged portfolio and type of hedging”, in the “Macro-hedging” column.

The assets subject to macro hedging of interest risk refer to fixed and cap/floor floating rate mortgage loan portfolios included in item 40 “Financial assets measured at amortised cost - Loans to customers”, amounted to EUR 9,173.7 mln as at 31 December 2024 (EUR 10,613.4 mln as at 31 December 2023). The sum of this amount and the one shown in the table expresses the book value of these receivables, adjusted for profit or loss attributable to the risk hedged.

BANCA MONTE DEI PASCHI DI SIENA

Section 7 – Equity investments – Item 70

7.1 Equity investments: information on shareholding

Company Name	Headquarters	Registered Office	Share holding %	Available votes %
A. Subsidiaries
Aiace Reoco s.r.l.	Siena	Siena	100,000
Cirene Finance S.r.l.	Conegliano (TV)	Conegliano (TV)	60,000
G.Imm.Astor s.r.l.	Lecce	Lecce	52,000
Magazzini Generali Fiduciari di Mantova S.p.a.	Mantua	Mantua	100,000
Monte paschi banque S.A.*	Paris	Paris	100,000
Monte paschi fiduciaria S.p.a.	Siena	Siena	100,000
Mps covered bond 2 S.r.l.	Conegliano (TV)	Conegliano (TV)	90,000
Mps covered bond S.r.l.	Conegliano (TV)	Conegliano (TV)	90,000
Mps Tenimenti Poggio Bonelli e Chigi Saracini soc. agricola S.p.a.	Castelnuovo Barardenga (SI)	Castelnuovo Barardenga (SI)	100,000
Siena mortgages 07 5 S.p.a.	Conegliano (TV)	Conegliano (TV)	7,000
Siena PMI 2016 S.r.l.	Conegliano (TV)	Conegliano (TV)	10,000
Wise Dialog Bank S.p.a. in breve WIDIBA	Milan	Milan	100,000
B. Companies under joint control
Immobiliare Novoli S.p.a.	Florence	Florence	50,000
C. Companies under significant influence
Axa Mps Assicurazioni danni S.p.a.	Rome	Rome	50,000
Axa Mps Assicurazioni vita S.p.a.	Rome	Rome	50,000
Fidi Toscana S.p.a.	Florence	Florence	27,460
Microcredito di Solidarieta' S.p.a.	Siena	Siena	40,000

* As at 31 December 2024, the investment in the subsidiary MP Banque S.A was reclassified under “Non-current assets held for sale and disposal groups” in accordance with IFRS 5.

Equity investments in subsidiary companies, jointly controlled companies and companies under significant influence are valued at cost. The classification criteria of the equity investments in subsidiaries, jointly controlled companies and companies subject to significant influence are illustrated in Part A “Accounting policies” of these Notes to the Financial Statements.

The “Fondo Etrusco” and “Fondo Democrito” real estate funds, which were included within “Equity investments subject to significant influence” as at 31 December 2023, were reclassified during 2024 under “Financial assets measured at fair value through profit or loss” following the reassessment of the equity relationships existing between the Parent Company and these real estate funds. The analysis showed that although the shareholdings exceed the thresholds for a presumption of significant influence, the ability to actually exercise that influence was absent, as the Parent Company does not participate in the funds’ policy-making and decision-making process. Instead, the board of directors of Fabrica Sgr, a management company in which the Bank as not involvement

For further details on changes, see comments to the subsequent table “7.5 - Equity investments: annual changes”.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

7.2 Significant equity investments: book value, fair value and dividends earned

For information on this paragraph, please refer to the corresponding section of the Notes to the Consolidated Financial Statements.

7.3 Significant equity investments: accounting information

For information on this paragraph, please refer to the corresponding section of the Notes to the Consolidated Financial Statements.

7.4 Non-significant equity investments: accounting information

For information on this paragraph, please refer to the corresponding section of the Notes to the Consolidated Financial Statements.

7.5 Equity investments: annual changes

	Total	Total
	31 12 2024	31 12 2023
A. Opening balance	764,873	2,361,518
B. Increases	19	5,122
B.1 Purchases	19	12
B.2 Write-backs	-	-
B.3 Revaluations	-	-
B.4 Other increases	-	5,110
C. Decreases	102,802	1,601,767
C.1 Sales	-	-
C.2 value adjustment	-	6,810
C.3 Depreciation	-	-
C.4 Other decreases	102,802	1,594,957
D. Closing balance	662,090	764,873
E. Total revaluation	-	-
F. Total value adjustments	75,845	193,054

In line C.4 “Other changes”, EUR 102.8 mln refers mainly to the classification of (i) the interests of EUR 5.1 mln and EUR 63.7 mln held in Fondo Democrito and Fondo Etrusco, respectively, under “Other financial assets mandatorily measured at fair value” and (ii) to the classification of the investment held in the subsidiary MP Banque S.A.(EUR 34 mln) under “Financial assets and disposal groups held for sale”.

7.6 Covenants on equity investments in jointly controlled companies

For information on this paragraph, please refer to the corresponding section of the Notes to the Consolidated Financial Statements.

7.7 Covenants on equity investments in companies under significant influence

For information on this paragraph, please refer to the corresponding section of the Notes to the Consolidated Financial Statements.

7.8 Significant restrictions

For information on this paragraph, please refer to the corresponding section of the Notes to the Consolidated Financial Statements.

BANCA MONTE DEI PASCHI DI SIENA

7.9 Other information

For information on this paragraph, please refer to the corresponding section of the Notes to the Consolidated Financial Statements.

Impairment tests on equity investments

As required by IAS/IFRS, impairment tests were carried out on equity investments in subsidiaries, associated companies and companies subject to joint control to verify whether there is objective evidence of impairment suggesting that the book value of these assets might not be entirely recoverable. The process of recognising impairment involves verifying the presence of indicators of possible impairment and calculating any write-down. For further details, please refer to Part A of these Notes to the financial statements, paragraph “Use of estimates and assumptions - Methods for determining impairment of equity investments”. In the presence of breach of the impairment indicators, the recoverable value was calculated using two distinct approaches:

•	for companies without positive income or without a multi-year forecast plan a valuation method based on the company’s equity as at 31 December 2024 was used;

•	for companies with positive income and/or a multi-year forecast plan the valuation method used was based on the discounting of the dividend flows that may be distributed by the investee company (DDM).

For the valuation of the subsidiary Widiba, which is carried out indirectly as part of the impairment test of the single Cash Generating Units (IAS 36) identified at consolidated level as part of the impairment test on goodwill (to which reference is made for further details), the subsidiary’s 2024 results were used; future results were estimated using the 2025 forecasts underlying the Group’s Budget (approved by the Bank’s Board of Directors on 12 December 2024) and the 2026-2027 projections underlying the RAS 2025 (approved by the Board of Directors on 5 February 2025), which were developed in accordance with the provisions of the 2024-2028 Business Plan and took into account, as appropriate, the marco-economic scenario approved by the Board on Directors in its meeting of 7 November 2024.

The tests did not reveal any need for impairment. As at 31 December 2023, the impairment tests had demonstarted the need to make a value adjustment on the subsidiary Aiace Reoco s.r.l in the amount of EUR 0.2 mln, and on the company under significant influence, Fidi Toscana, in the amount of EUR 6.6 mln.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

Section 8 - Property, plant and equipment - Item 80

8.1 Property, plant and equipment used in the business: breakdown of assets valued at cost

	Total
Asset/Amount	31 12 2024	31 12 2023
1. Assets owned	182,368	192,164
a) land	-	-
b) buildings	-	-
c) furniture and furnishings	127,031	129,183
d) electronic systems	38,720	40,819
e) other	16,617	22,162
2. Right of use acquiring through leasing	148,084	163,206
a) land	-	-
b) buildings	147,735	162,131
c) furniture and furnishings	-	-
d) electronic systems	-	-
e) other	349	1,075
Total	330,452	355,370

All the Bank’s property, plant and equipment are measured at cost, with the exception of land and buildings, for which the Bank has applied the revaluation method.

Item 1 “Assets owned –c) furnishings” includes artworks whose value amounts to EUR 119.4 mln (EUR 119.5 mln at 31 December 2023).

The rights of use acquired under leasing are nearly entirely attributable to lease contracts used as branches and as spaces intended to accommodate ATMs or internal offices.

As at the reporting date of these Financial Statements, as well as in the comparison financial year, there are no property, plants and equipment acquired through the enforcement of guarantees.

BANCA MONTE DEI PASCHI DI SIENA

8.2	Property, plant and equipment held for investment: breakdown of assets valued at cost

There were no assets measured at cost.

8.3	Property, plant and equipment used in the business: breakdown of revalued assets

	Total 31 12 2024				Total 31 12 2023
Asset/Amount	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
1. Assets owned	-	-	1,403,453	1,403,453	-	-	1,476,374	1,476,374
a) land	-	-	795,310	795,310	-	-	847,557	847,557
b) buildings	-	-	608,143	608,143	-	-	628,817	628,817
2. Right of use acquiring through leasing	-	-	-	-	-	-	-	-
Total	-	-	1,403,453	1,403,453	-	-	1,476,374	1,476,374

Land and buildings classified as tangible assets used in the business are valued according to the restated value criterion, for valuation subsequent to initial recognition. The line “land” expresses the value of land separately from the value of buildings.

As at 31 December 2024, the Bank has granted operating leases of owned assets for business use totalling EUR 8.9 mln, entirely in the categories a) land and b) buildings. For more information on lease assets, see Part M of these Notes to the Financial Statements.

There were no property, plant and equipment obtained by means of financial leases or through the enforcement of guarantees at the reporting date of these Financial Statements or for the financial year of comparison.

8.4 Property, plant and equipment held for investment: breakdown of assets measured at fair value

	Total 31 12 2024				Total 31 12 2023
Asset/Amount	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
1. Assets owned	-	-	286,681	286,681	-	-	285,247	285,247
a) land	-	-	114,904	114,904	-	-	127,300	127,300
b) buildings	-	-	171,777	171,777	-	-	157,947	157,947
2. Right of use acquiring through leasing	-	-	-	-	-	-	-	-
Totale	-	-	286,681	286,681	-	-	285,247	285,247
of which: obtained through the enforcement of the guarantees received	-	-	27,844	27,844	-	-	25,764	25,764

Assets measured at fair value consist of owned real estate not used for business operations. In this regard, it should be noted that the Bank does not hold investment assets represented by rights of use acquired through leases.

As at 31 December 2024, the Bank granted operating leases on owned investment property totalling EUR 55.9 mln, entirely attributable to the categories a) land and b) buildings. For more information on lease assets, see Part M of these Notes to the Financial Statements.

The criteria for classification of property, plant and equipment as an investment property pursuant to IAS 40 are described in the accounting policies, to which reference is made. The disclosure required by IAS 40 paragraph 75 letter c) is not provided, as the classification is not difficult.

At the reporting date of these financial statements, or for the year of comparison, there were no cases under paragraph 75 letter g), h) of IAS 40 attributable to: restrictions on the feasibility of investment properties or on the remittance of income and collections related to the disposal; contractual obligations for the acquisition, construction or development of investment property or for repairs, maintenance or improvements.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

8.5 Inventories of property, plant and equipment governed by IAS 2: breakdown

Total
Assets/Amounts	31 12 2024	31 12 2023
1. Inventories of property, plant and equipment obtained through enforcement of the guarantees	-	-
a) Land	-	-
b) Buildings	-	-
c) Furniture and furnishings	-	-
d) Electronic systems	-	-
e) Others	-	-
2. Others inventories of property, plant and equipment	22,359	23,547
Total	22,359	23,547

“Other inventories of property, plant and equipment” refer to properties of former subsidiary MPS Immobiliare S.p.A., merged by incorporation in 2014.

BANCA MONTE DEI PASCHI DI SIENA

8.6 Property, plant and equipment used in the business: annual changes

			Furniture and	Electronic		Total
	Land	Buildings	furnishings	systems	Others	31 12 2024
A. Gross opening balance	880,116	1,459,506	507,607	837,921	506,401	4,191,551
A.1 Total net decrease	32,559	668,558	378,424	797,102	483,164	2,359,807
A.2 Net opening balance	847,557	790,948	129,183	40,819	23,237	1,831,744
B. Increases	1,903	70,738	1,061	16,474	2,494	92,670
B.1 Purchases	-	8,129	1,060	16,459	2,036	27,684
B.2 Capitalized expenditure on improvements	-	7,170	-	-	-	7,170
B.3 Write-backs	-	-	-	-	-	-
B.4 Increases in fair value booked to:	1,903	2,150	-	-	-	4,053
a) shareholders' equity	-	-	-	-	-	-
b) profit and loss	1,903	2,150	-	-	-	4,053
B.5 Exchange gains	-	55	-	15	2	72
B.6 Transfers from properties held for investment	-	-	-	-	-	-
B.7 Other increases	-	53,234	1	-	456	53,691
C. Decreases	54,150	105,808	3,213	18,573	8,765	190,509
C.1 Sales	-	-	-	-	-	-
C.2 Depreciation	-	64,626	3,111	18,561	8,433	94,731
C.3 Impariment losses booked to:	-	765	-	-	-	765
a) shareholders' equity	-	-	-	-	-	-
b) profit and loss	-	765	-	-	-	765
C.4 Decreases in fair value booked to:	19,478	8,134	-	-	-	27,612
a) shareholders' equity	13,613	1,786	-	-	-	15,399
b) profit and loss	5,864	6,348	-	-	-	12,212
C.5 Exchange losses	-	-	-	-	-	-
C.6 Transfer to:	11,172	22,102	-	-	-	33,274
a) tangible asset held for investment	10,850	21,555	-	-	-	32,405
b) Non-current assets and groups of assets held for sale and disposal groups	322	547	-	-	-	869
C.7 Other decreases	23,500	10,181	102	12	332	34,127
D. Net closing balance	795,310	755,878	127,031	38,720	16,966	1,733,905
D.1 Total net decreases	32,559	729,257	381,543	815,683	490,634	2,449,676
D.2 Gross closing balance	827,869	1,485,135	508,574	854,403	507,600	4,183,581
E. Carried at cost	537,420	741,717	-	-	-	1,279,137

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

The furniture, electronic systems and property, plant and equipment included in the “Other” column are valued at cost.

On the other hand, owned land and buildings are valued according to the restated value method, for valuation after initial recognition at cost.

Line B.4 “Positive changes in fair value” shows total changes of EUR 4.0 mln, charged in their entirety to the Income Statement as write-backs resulting from previous impairment losses. Line C.4 “Negative changes in fair value” shows total changes of EUR 27.6 mln, of which EUR 12.2 mln was charged to the Income Statement and EUR 15.4 mln to the pre-existing valuation reserves. These changes result from the update of the value of real estate attributable to IAS 16 properties carried out as at 31 December 2024. For details of the valuation methodologies, see paragraph “Fair value level 2 and 3: measurement techniques and inputs used” in Part A of these Notes to the Financial Statements.

Line C3 “Impairment losses charged to: lett (b) income statement” shows the impairment on rights of use on properties.

Lines “B.7– Other changes” and “C.7 – Other changes”, in the column “buildings”, respectively show the increases and decreases related to the rights of use of some properties, resulting from mergers, renewals and renegotiations of contracts finalised during the year (see table 8.6 a.). The same lines also show in the “buildings” and “land” column the transfers of value between the “building” component and that of the “land” of the same property, in relation to the fact that the unit of measurement considered in order to determine the valuation effects, to be recognised in shareholders’ equity or in the income statement based on the sign, is the individual property. In this regard, it must, in fact, be specified that the opening of the single property between the two components (“land” and “building”) is relevant for the purpose of calculating depreciation, depending on the different deterioration that characterises them; the aforementioned opening, on the other hand, is not relevant for the purpose of a separate determination of the valuation effects, taking into account that the two components of the same property cannot be sold separately.

Line C.6 refers mainly to: for letter a) “Transfers to property, plant and equipment held for investment purposes”, the properties owned by the Bank that were reclassified following the change of use of the prevailing portion of the property; and for letter b) “Non-current assets held for sale”, properties whose value will be recovered through a sale transaction.

Line E. - “Carried at cost” was given a value for land and buildings for business use; as per the Bank of Italy’s instructions, it only needs to be completed for assets measured at fair value.

BANCA MONTE DEI PASCHI DI SIENA

8.6 a Property, plant and equipment used in the business - rights of use acquired: annual changes

			Furniture and	Electronic		Total
	Land	Buildings	furnishings	systems	Others	31 12 2024
A. Gross opening balance	-	360,510	-	19,023	7,024	386,557
A.1 Net opening balance	-	162,131	-	-	1,075	163,206
A.1 Total net decrease	198,379	-	19,023	5,949	223,351
B. Increases	-	34,911	-	-	579	35,490
B.1 Purchases	-	8,129	-	-	296	8,425
B.2 Capitalized expenditure on improvements	-	-	-	-	-	-
B.6 Transfers from properties held for investment	-	-	-	-	-	-
B.7 Other increases	-	26,727	-	-	283	27,010
C. Decreases	-	49,307	-	-	1,305	50,612
C.1 Sales	-	-	-	-	-	-
C.2 Depreciation	-	38,362	-	-	973	39,335
C.3 Impariment losses booked to:	-	765	-	-	-	765
a) shareholders' equity	-	-	-	-	-	-
b) profit and loss	-	765	-	-	-	765
C.7 Other decreases	-	10,180	-	-	332	10,512
D. Net closing balance	-	147,735	-	-	349	148,084
D.1 Total net decreases	-	232,812	-	19,023	5,947	257,782
D.2 Gross closing balance	-	380,547	-	19,023	6,296	405,866
E. Carried at cost	-	-	-	-	-	-

The outcome of the impairment test carried out as at 31 December 2024 on the rights of use on properties led to the recognition of an impairment loss equal to EUR 0.8 mln recognised in the income statement item 210 “Net impairment losses/reversals on property, plant and equipment” and included in the aforementioned table in line “C.3 Impairment losses charged to the income statement”.

Line B.1 “Purchases” includes the right of use relating to the stipulation of lease agreements on real estate.

Line B.7 “Other increases” includes the changes in the book value of the rights of use resulting from the renewal of existing contracts.

“Other decreases” in line C.7 are mainly due to:

•	renegotiations of the economic terms of existing contracts, agreed during the financial year;

•	the release of properties or portions of properties as part of the reorganization of spaces.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

8.7 Property, plant and equipment held for investment: annual changes

	31 12 2024
	Lands	Builiding	Total
A. Closing balance	127,300	157,947	285,247
B Increases	14,376	32,683	47,059
B.1 Purchases	-	-	-
B.2 Capitalized expenditure on improvements	-	1,132	1,132
B.3 Increases in fair value	2,202	2,196	4,398
B.4 Write-backs	-	-	-
B.5 Exchange gains	-	-	-
B.6 Transfers from property used in the business	10,850	21,555	32,405
B.7 Other increases	1,324	7,800	9,124
C. Decreases	26,772	18,853	45,625
C.1 Sales	2,471	668	3,139
C.2 Depreciation	-	-	-
C.3 Decreases in fair value	11,474	11,310	22,784
C.4 Impairment losses	-	-	-
C.5 Exchange losses	-	-	-
C.6 Transfers to other asset potfolios	6,836	6,836	13,672
a) properties used in the business	-	-	-
b) Non-current assets held for sale and disposal groups	6,836	6,836	13,672
C.7 Other decreases	5,991	39	6,030
D. Closing balance	114,904	171,777	286,681
E. Designated at fair value	-	-	-

As at 31 December 2024, assets held for investment purposes, consisting entirely of owned properties measured at fair value, amounted to EUR 286.7 mln (EUR 285.2 mln as at 31 December 2023).

Lines B.3 “Increases in fair value” and C.3 “Decreases in fair value” show the changes attributable to changes in the estimate of fair value resulting from the update of the appraisals as at 31 December 2024, which are overall negative for EUR 18.4 mln. In this regard, it should be noted that, for the purposes of compiling the table in question, the valuation effects at fair value were posted by breaking down the overall impact for each property, between “land” component and “building” component. In the table that breaks down the income statement item “230. Net gains (losses) on property, plant and equipment and intangible assets measured at fair value”, where the above mentioned valuation impact is reported, capital gains (losses) are however determined taking the individual property as reference unit.

Line C.6 “Transfers to: b) non-current assets held for sale and disposal groups” includes properties whose value is expected to be recovered mainly through sale transactions.

The sub-item “E. Measured at fair value”, to be completed for investment properties valued at cost, is blank as all properties are valued at fair value. As at 31 December 2024, therefore, the book value of property, plant and equipment held for investment purposes (sub-item D) corresponds to its fair value.

BANCA MONTE DEI PASCHI DI SIENA

8.8 Inventories of property, plant and equipment governed by IAS 2: annual changes

	Gross closing balance of tangible assets obtained through enforcement of the guarantees received					Other
						Closing
			Furniture			balance of
			and	Electronic		tangible
	Land	Buildings	furnishings	systmes	Others	assets	Total
A.Opening balance	-	-	-	-	-	23,547	23,547
B. Increase	-	-	-	-	-	197	197
B.1 Purchases	-	-	-	-	-	197	197
B.2 Write-backs	-	-	-	-	-	-	-
B.3 Exchange gains	-	-	-	-	-	-	-
B.4 Other increases	-	-	-	-	-	-	-
C. Decreases	-	-	-	-	-	1,385	1,385
C.1 Sales	-	-	-	-	-	130	130
C.2 Impairment losses	-	-	-	-	-	821	821
C.3 Exchange losses	-	-	-	-	-	-	-
C.3 Other decreases	-	-	-	-	-	434	434
D. Closing balance	-	-	-	-	-	22,359	22,359

8.9 Commitments to purchase property, plant and equipment

No commitments to purchase property, plant and equipment were registered in 2024 or in the previous financial year.

8.10 Property, plant and equipment: depreciation rates

Main categories of property, plant and equipment	%
Buildings	2,0% - 6,7%
Furniture and furnishings	12%
Alarm and video systems	30.00%
Electronic and ordinary office equipment	20.00%
Electronic data processing equipment	25.00%
Vehicles	20%
Telephones	25.00%

The percentages used for carrying out the depreciations with reference to the main categories of property, plant and equipment are presented in the table. Owing to their indefinite useful life, land and artworks are not depreciated. Investment property measured at fair value is not subject to depreciation.

For buildings for business use, the depreciation rates are determined on the basis of the cluster to which the individual building belongs. The different clusters are defined in terms of useful life, starting from a minimum of 5 years up to a maximum of 50 years.

Note that the rights of use acquired through leasing are depreciated based on the lease contract duration.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

Section 9 – Intangible assets – Item 90

9.1 Intangible assets: breakdown by type of assets

	31 12 2024			31 12 2023
Asset / Amount	Finite Life	Indefinite Life	Total	Finite Life	Indefinite Life	Total
A.1 Goodwill	X	-	-	X	-	-
A.2 Other intangible assets	134,585	-	134,585	156,248	-	156,248
of which software	134,585	-	134,585	156,248	-	156,248
A.2.1 Assets carried ad cost	134,585	-	134,585	156,248	-	156,248
a) internally generated intangible assets	26,267	-	26,267	30,643	-	30,643
b) other assets	108,318	-	108,318	125,605	-	125,605
A.2.2 Assets valued at fair value:	-	-	-	-	-	-
a) internally generated intangible assets	-	-	-	-	-	-
b) other assets	-	-	-	-	-	-
Total	134,585	-	134,585	156,248	-	156,248

All of the Bank’s intangible assets are valued at cost and have a finite useful life.

Line “A.2.1 Assets carried at cost – a) internally generated intangible assets” includes intangible assets linked to internally generated technology (software developed in-house) in the amount of EUR 26.3 mln.

Line “A.2.1 Assets carried at cost – b) Other assets” includes software purchased from/developed by third parties for EUR 108.3 mln.

Software, recognised overall in the financial statements, amounted to EUR 134.6 mln and is normally amortised over a period of three to five years, except in special cases. Finally it should be noted that the analysis was carried out of the future service life of the main capitalised assets to check for impairment, leading to an adjustment of about EUR 1.8 mln.

BANCA MONTE DEI PASCHI DI SIENA

9.2 Intangible assets: annual changes

		Other intangible assets: generated internally		Other intangible assets: other		Total
	Goodwill	finite life	indefinite life	finite life	indefinite life	31 12 2024
A. Opening balance	5,209,817	545,653	-	2,055,082	-	7,810,552
A.1 Total net decreases	5,209,817	515,010	-	1,929,477	-	7,654,304
A.2 Net opening balance	-	30,643	-	125,605	-	156,248
B. Increases	-	8,400	-	31,165	-	39,565
B.1 Purchases	-	-	-	31,152	-	31,152
B.2 Increases in internally generated intangible assets	X	8,400	-	-	-	8,400
B.3 Write-backs	X	-	-	-	-	-
B.4 Increases in fair value	-	-	-	-	-	-
- to net equity	X	-	-	-	-	-
- to profit and loss	X	-	-	-	-	-
B.5 Exchange losses	-	-	-	1	-	1
B.6 Other increases	-	-	-	12	-	12
C. Decreases	-	12,776	-	48,452	-	61,228
C.1 Sales	-	-	-	-	-	-
C.2 value adjustment	-	12,776	-	48,452	-	61,228
- Depreciation	X	12,148	-	47,315	-	59,463
- Write-downs	-	628	-	1,137	-	1,765
+ net equity	X	-	-	-	-	-
+ profit and loss	-	628	-	1,137	-	1,765
C.3 Decreases in fair value	-	-	-	-	-	-
- to net equity	X	-	-	-	-	-
- to profit and loss	X	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	-	-	-	-	-	-
C.5 Exchange losses	-	-	-	-	-	-
C.6 Other decreases	-	-	-	-	-	-
D. Net closing balance	-	26,267	-	108,318	-	134,585
D.1 Total net value adjustments	5,209,817	527,786	-	1,977,929	-	7,715,532
E. Gross closing balance	5,209,817	554,053	-	2,086,247	-	7,850,117
F. Carried at cost	-	-	-	-	-	-

It should be noted that Line “F. Carried at cost” was left blank in accordance with Bank of Italy’s instructions, as it only needs to be completed for intangible assets measured at fair value.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

9.3 Intangible assets: Other information: amortisation rates

Main categories of intangible assets	%	residual depreciation period
Software	20%-33.3%

As at the balance sheet date software is still in use which as been fully amortised (IAS 38, para 128). There were none of the following as at 31 December 2024:

•	revalued intangible fixed assets;

•	intangible fixed assets acquired through government concessions (IAS 38, par. 44);

•	intangible fixed assets pledged as loan collaterals;

•	commitments to purchase intangible assets;

BANCA MONTE DEI PASCHI DI SIENA

Section 10 - Tax Assets and Liabilities - Item 100 (Assets) and Item 60 (Liabilities)

10.1 Deferred tax assets: breakdown

Items/Amounts	IRES with offsetting entry to P&L	IRES with offsetting entry to Balance Sheet	IRAP with offsetting entry to P&L	IRAP with offsetting entry to Balance Sheet	31 12 2024	31 12 2023
Receivables (including securitisations)	194,519	-	28,280	-	222,799	266,350
Receivables (L. 214/2011)	74,650	-	9,839	-	84,489	203,559
Other financial instruments	258	-	2,186	-	2,444	3,006
Goodwill (l.214/2011)	200,651	671	51,026	157	252,505	298,658
Property, plant and equipment	133,475	-	19,605	-	153,080	148,963
Intangible assets	164	-	106	-	270	114
Intangible assets (Law 214/2011)	14,248	-	3,198	-	17,446	20,366
Personnel expenses	682	4,142	148	20	4,992	5,473
ACE surplus	10,287	-	-	-	10,287	15,018
Tax losses	1,463,288	48,908	-	-	1,512,196	686,181
Tax losses (Law 214/2011)	-	-	-	-	-	-
Financial instruments - valuation reserves	-	17,311	-	4,457	21,768	35,681
Others	221,214	-	6,227	-	227,441	239,146
Deferred tax assets (gross)	2,313,436	71,032	120,615	4,634	2,509,717	1,922,515
Offsetting with deferred tax liabilities	(13,234)	(59,508)	(2,037)	(11,666)	(86,445)	(90,856)
Deferred tax assets (net)	2,300,202	11,524	118,578	(7,032)	2,423,272	1,831,659

Deferred tax assets were recognised after verifying the existence of foreseeable future income (probability test). Impairments and reversals following probability testing are recognised in a balancing entry in the income statement, under taxation (item 270 “Tax (expense)/recovery on income from continuing operations”). For additional information, please refer to paragraph 10.7 “Other information” below.

In addition to deferred taxes referring to the main tax (at the rate of 24%) the amounts shown in the IRES column also include those relating to the additional IRES tax (3.5% rate) introduced by Italian Law no. 208 of 28 December 2015, (art. 1, paragraphs 65-66).

This net figure for this item increased during the year; For the quantification of individual effects, please refer to the following paragraphs of this Section.

The line “Receivables” includes the deferred tax assets relating to the residual portions of the value adjustments on loans to customers accounted for at the time of first-time adoption of IFRS 9. The line “Other” includes the tax assets relating to provisions for risks and charges for deductible costs expected in future years and other residual cases.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

10.2 Deferred tax liabilities: breakdown

Items/Amounts	IRES with offsetting entry to P&L	IRES with offsetting entry to Balance Sheet	IRAP with offsetting entry to P&L	IRAP with offsetting entry to Balance Sheet	Total 31 12 2024	Total 31 12 2023
Property, plant and equipment and intangible assets	3,958	42,539	1,943	8,276	56,716	63,492
Financial instruments	5,232	-	94	-	5,326	7,381
Personnel expenses	4,044	-	-	-	4,044	4,658
Financial instruments - valuation reserves	-	15,169	-	3,040	18,209	13,865
Others	-	1,800	-	350	2,150	1,460
Deferred tax liabilities (gross)	13,234	59,508	2,037	11,666	86,445	90,856
Offsetting with deferred tax assets	(13,234)	(59,508)	(2,037)	(11,666)	(86,445)	(90,856)
Deferred tax liabilities (net)	-	-	-	-	-	-

In addition to deferred taxes referring to the main tax (at the rate of 24%) the amounts shown in the IRES column also include those relating to the additional IRES tax (3.5% rate) introduced by Italian Law no. 208 of 28 December 2015, paragraphs 65-66.

The line “Financial instruments – valuation reserves” includes tax liabilities relating to the valuation of cash flow hedge derivatives, as well as financial instruments classified in the portfolio “Financial assets measured at fair value through other comprehensive income” (OCI).

This net figure for this item decreased during the year; for the quantification of individual effects, please refer to the following paragraphs of this Section.

BANCA MONTE DEI PASCHI DI SIENA

10.3 Deferred tax assets: annual changes (with offsetting entry to profit or loss)

	Total	Total
	31 12 2024	31 12 2023
1. Opening balance	1,832,872	1,250,410
2. Increases	1,071,067	1,254,000
2.1 Deferred tax assets arising during the year	1,060,750	909,285
a) relating to previous years	-	-
b) due to changes in accounting principles	-	-
c) write-backs	987,480	827,194
d) other	73,270	82,091
2.2 New taxes or increases in tax rates	-	-
2.3 Other increases	10,317	344,715
3. Decreases	469,888	671,538
3.1 Deferred tax assets derecognised during the year	455,392	487,852
a) reversals	455,392	486,250
b) write-downs of non-recoverable items	-	1,602
c) changes in accounting principles	-	-
d) other	-	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	14,496	183,686
a) conversion into tax credits pursuant to Law no. 214/2011	-	8,567
b) others	14,496	175,119
4. Total	2,434,051	1,832,872

The major components of “Deferred tax assets arising during the year” as reported in line 2.1 letter d) include those concerning:

•	taxed provisions made during the financial year to the provision for risks and charges, equal to EUR 57.6 mln;

•	the write-down recorded during the year of owned properties for business use and investment purposes in the amount of EUR 9.1 mln.

The amount shown in line 3.1 letter a) “Reversals” include deferred tax assets relating to:

•	the use of past tax losses to offset taxable income for the year, in the amount of 160.7 mln;

•	the reversal of the portion of value adjustments on loans to customers, deductible during the year pursuant to art. 16 of Italian Law Decree 83/2015 in the amount of EUR 119.1 mln;

•	uses and reclassifications to the income statement of provisions for risks and charges taxed in previous years in the amount of EUR 69.2 mln;

•	the reversal of amortisation of goodwill and other intangible assets in the amount of EUR 47.9 mln;

•	the reversal of the tenth of the value adjustments on loans to customers recognised at the time of first-time adoption of IFRS 9 in the amount of EUR 43.4 mln.

The table shows the effects of the measurement of deferred tax assets based on the results of the probability test conducted as at 31 December 2024. Specifically, the amount in line 2.1(c) ‘“Reversals” is due to the reversal of deferred tax assets relating to: EUR 986.4 mln in tax losses accrued but not recognised in previous years, in relation to both IRES (in the Consolidated declaration) and the IRES surcharge (in the separate declaration), and EUR 1.1 mln in other temporary deductible differences (specifically, DTAs that cannot be converted into tax credits pursuant to Law 214/2011, such as those related to provisions for risks and charges, loan adjustments as per FTA IFRS 9, etc.). For additional information, please refer to paragraph 10.7 “Other information” below.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

10.3-bis Deferred tax assets: changes under Italian Law 214/2011 (with offsetting entry to profit or loss)

	Total
Items/Amounts	31 12 2024	31 12 2023
1. Opening balance	521,451	453,853
2. Increases	-	122,447
3. Decreases	167,839	54,849
3.1 Reversals	167,837	45,654
3.2 Conversion into tax credits	-	8,567
a) arising from loss for the period	-	8,547
b) arising from tax losses	-	20
3.3 Other decreases	2	628
4. Closing balance	353,612	521,451

The amount shown in line 3.1 “Reversals” includes:

•	the reversal of the portion of value adjustments on loans to customers, deductible during the year pursuant to art. 16 of Italian Law Decree 83/2015 in the amount of EUR 119.1 mln;

•	the reversal of amortisation of goodwill and other intangible assets in the amount of EUR 47.9 mln.

10.4 Deferred tax liabilities: changes (with offsetting entry to profit or loss)

	Total	Total
	31 12 2024	31 12 2023
1. Opening balance	18,780	20,536
2. Increases	847	4,905
2.1 Deferred tax liabilities arising during the year	100	1,140
a) relating to previous years	-	-
b) due to changes in accounting principles	-	-
c) other	100	1,140
2.2 New taxes or increases in tax rates	-	-
2.3 Other increases	747	3,765
3. Decreases	4,356	6,661
3.1 Deferred taxes derecognised during the year	2,029	4,710
a) reversals	2,029	4,710
b) due to changes in accounting principles	-	-
c) other	-	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	2,327	1,951
4. Closing balance	15,271	18,780

BANCA MONTE DEI PASCHI DI SIENA

10.5 Deferred tax assets: changes (with offsetting entry to equity)

	Total	Total
	31 12 2024	31 12 2023
1. Opening balance	89,644	126,821
2. Increases	1,741	13,112
2.1 Deferred tax assets arising during the year	1,073	4,797
a) relating to previous years	6	1,602
b) due to changes in accounting principles	-	-
c) other	1,067	3,195
2.2 New taxes or increases in tax rates	-	-
2.3 Other increases	668	8,315
3. Decreases	15,719	50,289
3.1 Deferred tax assets derecognised during the year	15,134	50,126
a) reversal	15,134	50,126
b) write-downs of non-recoverable items	-	-
c) due to changes in accounting principles	-	-
d) other	-	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	585	163
4. Closing balance	75,666	89,644

The cancelled deferred tax assets refer mainly to write-backs on financial instruments classified in the portfolio “Financial assets measured at fair value through other comprehensive income” (OCI).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

10.5-bis Deferred tax assets: changes under Italian Law 214/2011 (with offsetting entry to equity)

	Total
Items/Amounts	31 12 2024	31 12 2023
1. Opening balance	1,132	1,132
2. Increases	-	-
3. Decreases	304	-
3.1 Reversals	304	-
3.2 Conversion into tax credits	-	-
a) arising from loss for the year	-	-
b) arising from tax losses	-	-
3.3 Other decreases	-	-
4. Closing balance	828	1,132

The table shows deferred tax assets that may be converted into tax credits pursuant to Italian Law 214/2011, recognised with an offsetting entry to equity. This refers to goodwill charged by the Bank to shareholders’ equity as it relates to past business combinations under common control.

10.6 Deferred tax liabilities: changes (with offsetting entry to equity)

	Total	Total
	31 12 2024	31 12 2023
1. Opening balance	72,076	82,509
2. Increases	6,052	4,362
2.1 Deferred tax liabilities arising during the year	5,785	4,145
a) relating to previous years	-	-
b) due to changes in accounting principles	-	-
c)other	5,785	4,145
2.2 New taxes or increases in tax rates	-	-
2.3 Other increases	267	217
3. Decreases	6,954	14,795
3.1 Deferred tax liabilities derecognised during the year	5,961	13,809
a) reversal	5,961	13,809
b) due to changes in accounting principles	-	-
c) other	-	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	993	986
4. Closing balance	71,174	72,076

Increases mainly refer to deferred tax liabilities that arose during the year in relation to cash flow hedging derivatives and financial instruments classified in the portfolio of “Financial assets measured at fair value through other comprehensive income” (OCI).

The decreases mainly refer to the reabsorption of deferred tax liabilities recognised in previous years in relation to land and buildings (IAS 16).

BANCA MONTE DEI PASCHI DI SIENA

10.7 Other information

Probability test

In compliance with the provisions of IAS 12 and the ESMA communication issued on 15 July 2019, the Bank has recognised deferred tax assets (DTA), subject to verification of the existence of sufficient future taxable income for the purposes of their reabsorption (probability test).

In this test, the different rules set forth in the Italian tax laws which impact the assessment in question were taken into account, in particular:

•	art. 2, paragraphs 55-59, of Italian Law Decree no. 225 of 29 December 2010 (converted, with amendments, by Italian Law no. 10 of 26 February 2011) which establishes the obligation for financial intermediaries to convert into tax credits DTAs (IRES and IRAP) relating to goodwill, other intangible assets and impairment losses on receivables, in the case of a loss in the statutory financial statements and/or a tax loss;

•	art. 84, paragraph 1 of the TUIR, which allows for the possibility of carrying forward IRES tax losses with no time limits;

•	paragraphs 61 to 66, art. 1, of the 2016 Stability Law (Italian Law no. 208 of 28 December 2015) reduced the IRES rate from 27.5% to 24% and simultaneously introduced an IRES additional tax of 3.5% for credit and financial institutions; both measures are effective as of 2017.

The MPS Group incurred significant consolidated tax losses in the past, particularly in 2016 and 2017, the residual amount of which as at 31 December 2024 was EUR 11.5 bn; these tax losses can be carried forward for offsetting against future taxable income without limits of amount and time and constitute the prerequisite for the recognition in the financial statements of corresponding DTAs, after verifying the existence of future taxable income. In its recent financial statements, the Bank recognised DTAs on tax losses only to a minimal extent with respect to their nominal value, as the future taxable income considered in the valuation time period was largely absorbed by the reversal of DTAs relating to costs with deferred tax deductions, as well as ACE deductions which the Bank was able to benefit from as a result of the capital increases carried out from 2011 onwards; The repeal of this relief, in Italian Legislative Decree 216/2023, therefore increased the tax loss absorption prospects from 2023, triggering a partial reassessment of the related DTAs recognised in the Bank’s Financial Statements as at 31 December 2023 (for more information, reference should be made to paragraph 10.7 - Part B - Information on the balance sheet in the explanatory notes to the Consolidated Financial Statements as at 31 December 2023).

In the first half of 2024, the Bank noted that it had maintained the level of profitability recorded in 2023, which was well above the levels envisaged in the 2022-2026 Plan; moreover, on account of the favourable short/medium-term outlook in the banking sector and the fact that the targets set out in the Plan had substantially been achieved, on 5 August 2024 the Board of Directors of the Bank approved a new Business Plan for the period 2024-2028, which envisaged a consolidation and strengthening of the Group’s income growth.

Therefore, for the purpose of the DTA valuation, the Condensed Consolidated Half-Yearly Financial Statements as at 30 June 2024 took into account the new income projections for 2024-2028.

In terms of methodology, the probability test as at 31 December 2024 was carried out by following the steps listed below.

DTAs relating to goodwill, other intangible assets and impairment losses and adjustments on receivables (“qualified” DTAs), were excluded from the total amount of DTAs for which the existence of sufficient future taxable income needs to be identified. This is because the above-mentioned art. 2, paragraphs 55-59 of Italian Law Decree 225/2010 made the recovery of that type of DTA certain, with respect to both IRES and IRAP, regardless of the presence of future taxable income. Indeed, the above-mentioned rule sets forth that, if taxable income for the financial year in which the recovery of qualified DTAs is expected is not sufficient to absorb them, the resulting tax loss would be convertible into a tax credit that may be, alternatively i) used to offset, with no amount limits, the various taxes ordinarily due from the Bank, or ii) requested in the form of a refund, or iii) transferred to third parties. In addition, qualified DTAs may be converted into tax credit in advance of their natural maturity, in the event of a loss for the year in the statutory financial statements or voluntary liquidation, as well as subjection to bankruptcy proceedings.

In other words, for qualified DTAs the Probability test must be deemed automatically satisfied; this is also confirmed by the joint Bank of Italy, CONSOB and ISVAP document no. 5 of 15 May 2012 “Accounting treatment of deferred tax assets deriving from Italian Law 214/2011”.

For DTAs other than qualified DTAs, the financial year in which the relative recovery is expected has been identified (or estimated when uncertain).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

Estimates of taxable income for future financial years were made, consistent with the other relevant corporate valuation processes, on the basis of the expected evolution of the Bank’s profit and loss accounts derived from the above mentioned income projections included in the 2024-2028 Group Business Plan, approved by the Board of Directors on 5 August 2024. For the purposes of this valuation, the growth in future years’ profits outlined in the Business Plan has been prudentially limited to the first three years following the reporting date (2025-2027 in respect of the present Financial Statements as at 31 December 2024); From 30 June 2024, two refinements were also made with respect to the methodology used in previous financial statements for estimating taxable income for years following those of the first three-year period inferred from the Business Plan:

i.	from the first year following the three-year period onwards (from 2028 in the case of these Financial Statements), it is assumed that a pre-tax profit (“cap” or “average YoY income”) will be achieved which, projected over subsequent years for the twenty-year time horizon considered by the probability test and revalued at a growth rate g, allows expression of a Group return on equity (ROE) no higher than the average ROE recorded for the banking sector in the last 20 years; until 31 March 2024, the pre-tax profit projected beyond the three-year period of the Business Plan was equal to that of the last year of that three-year period. in the absence of that cap (i.e. if the methodology used up to the Interim Report s at 31 March 2024 were to be followed), the use of the new business plan projections would have resulted in an average ROE over the probability test time horizon higher than that expressed for the industry on average;

ii.	the growth rate g (of pre-tax profit projected beyond the first three-year period) was increased to 2% per year, instead of the 1.35% considered up to 31 March 2024, which was assumed to be equal to the nominal growth rate of the economy, in line with the inflation target under the ECB’s long-term monetary policy.

In order to reflect the level of uncertainty that characterises the actual realisation of long-term forecasts, a discount factor was applied to the forecast operating results (Risk-adjusted profits approach) equal to 9%, unchanged from that used for the previous Financial Statements. This factor is calculated also taking into account observable market parameters. In greater detail, the prudential adjustment of taxable income is obtained by discounting the pre-tax profit forecasts for each year - up to a maximum 20-year time horizon from 2025 - by the factor of 9%, applied according to the compound capitalisation formula. This results in an increasing reduction of the future taxable flows taken into account, based on the time horizon of the estimate.

Taxable incomes were therefore estimated:

•	at domestic tax consolidation level, for the IRES Probability test, since the Bank pays this tax as set forth in arts. 117 et seq. of the Income Tax Act;

•	at individual level for IRES additional tax;

•	at individual level for IRAP.

The valuation exercise conducted with the model described above has resulted in an overall increase in value of DTAs for EUR 987.5 mln, with the following effects on the Bank’s accounts:

•	with reference to DTAs for prior years’ consolidated tax losses, a write-down of EUR 863.0 mln;

•	with reference to DTAs for previous tax losses for purposes of additional IRES, a revaluation of EUR 123.4 mln;

•	with regard to DTAs other than “qualified” DTAs and those relating to ACE and tax losses, a total recovery in value equal to EUR 1.1 mln.

It should be noted that the valuation of the DTAs as at 31 December 2024, carried out according to the methodological assumptions used in the Financial Statements as at 31 December 2023, would still have resulted in the DTAs being revalued at EUR 592.7 mln. Indeed, in the previous Business Plan (2022-2026), it was envisaged that, starting with the present financial statements, the cap prudentially adopted based on the Group’s economic performance would be eliminated for the purpose of measuring DTAs. Therefore, the taxable income projections for 2025 and 2026 (above the cap, which was set at the projected income for 2024), which were previously excluded from the valuation, would be taken into account.

The DTA valuation in the present Financial Statements was also positively impacted by: the increase in the growth rate g, to the tune of EUR 69.6m; and the adoption of the (more positive) income projections included in the new 2024-2028 Business Plan, to the tune of EUR 325.2 mln.

If the cap (or “average YoY income”) methodology had not been refined during the year, adopting the new income projections included in the 2024-2028 Business Plan would have resulted in an additional DTA revaluation of EUR 973.6 mln compared to that actually recognised.

As a result of the aforementioned valuation, the Bank had DTAs not stated as assets in the Balance Sheet, totalling EUR 1,587.5 mln as at 31 December 2024 (EUR 2,575.7 mln as at 31 December 2023).

BANCA MONTE DEI PASCHI DI SIENA

For the Bank, this amount is a potential asset not subject to any time limits according to current tax legislation, with the exception of the limits to carrying forward, in case of extraordinary transactions, envisaged by art. 172 and 173 of Italian Presidential Decree no. 917/1986; the relative recognition in balance sheet assets will be evaluated at the future reporting dates based on the Bank’s and the Group’s profit outlook.

The MPS Group’s tax losses, equal to EUR 11,512 mln accrued mainly in 2016 and 2017, corresponding to the start of the Bank’s restructuring process, and derive essentially from significant loan losses for both years. In particular, for 2016 the methodologies and parameters used in measuring loans had to be updated and for 2017 the realisable value of non-performing loans sold during 2018 had to be adjusted. Therefore, pursuant to the provisions of paragraph 36.c) of IAS 12, also taking into account increased Bank and Group profitability, it is believed that these unused tax losses derive from “identifiable causes that are unlikely to recur” and in this sense have been included in the valuation process for DTAs that can be partially recognised in financial statements. The following chart shows the expected trend related to the recovery of DTAs recognised in the Financial Statements as at 31 December 2024, both quantitatively and over time, broken down between convertible DTAs pursuant to Italian Law 214/2011, DTAs from non-convertible losses and other non-convertible DTAs.

Recovery DTAs trend
Net DTAs
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
Current value
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
Period
A - Convertible under Law 214/2011
B - Non convertible losses
C - Other non convertible

The probability test model in use in MPS Group includes some input data whose fluctuations in value can significantly influence the final result of the DTA valuation recognised in financial statements. Specifically, these are:

1.	total “average YoY income” or “cap” (pre-tax profit projected for the years beyond the first three years, taken from the three-year Business Plan – from 2028 onwards in the case of the present Financial Statements – which must express an ROE not higher than the average for the banking sector);

2.	discount rate of future results (coefficient used in the risk-adjusted profits approach);

3.	tax rates for IRES, IRES additional tax and IRAP.

Certain indications on the sensitivity of results of the valuation model are provided below, assuming both an increase and decrease in each of the input data listed above. The effects shown in the table refer to the difference that would have occurred for the tax item of the 2024 income statement, compared to what was actually recognised, changing the individual variable as indicated.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

		Effect on income statements of decrease in DTAs (Eur/mln)			Effect on income statements of increase in DTAs (Eur/mln)
Inputs	Decreases	DTAs (Asset item 100 b)	Payables to tax consolidation (Liabilitites item 80)	Increases	DTAs (Asset item 100 b)	Payables to tax consolidation (Liabilitites item 80)
Taxable Group income starting from 2028	-100 mln	-140.1	0.0	+100 mln	140.1	0.0
Discount rate of prospective results	-1%	152.6	0.0	+1%	-135.6	0.0
IRES tax rate	-1%	-83.9	0.0	+1%	83.9	0.0

Current tax assets

	Total	Total
Items/Amounts	31 12 2024	31 12 2023
Prepayments of corporate income tax (IRES and IRAP)	9,202	-
Other tax credits and withholdings	185,930	374,717
Gross current tax assets	195,132	374,717
Offsetting with current tax liabilities	(92,941)	(66,349)
Net current tax assets	102,191	308,368

Prepayments refer to consolidated IRES. The Bank did not make any prepayments for additional IRES and IRAP, respectively, because there was no taxable income in the previous year and because the theoretical prepayment was vertically offset against the credit surpluses arising from the 2023 IRAP declaration and from the credit generated by the conversion of the ACE surplus.

“Other tax credits and withholdings” consist of IRES/IRAP credits resulting from prior tax returns which can be used to offset EUR 101.5 mln, income tax credits claimed for refund for EUR 58.4 mln, the remaining portion still to be used of the tax credit arising from DTA transformation (Italian Law no. 214/2011) for EUR 16.4 mln and withholdings incurred totalling EUR 9.6 mln.

Current tax liabilities

	31 12 2024			31 12 2023
	Booked to net	Booked to		Booked to net	Booked to
Items/Amounts	equity	P&L	Total	equity	P&L	Total
Corporate income tax (IRES IRAP) payables	(1,484)	94,426	92,942	(14,069)	80,418	66,349
Other current income tax payables	-	-	-	-	4	4
Gross current tax payables	(1,484)	94,426	92,942	(14,069)	80,422	66,353
Offsetting with current tax asset	(1,484)	94,426	92,942	(1,767)	68,116	66,349
Net current tax payables	-	-	-	(12,302)	12,306	4

There were no second-pillar current income tax provisions in accordance with Legislative Decree no. 209 of 27 December 2023, which transposed into Italian law Council Directive (EU) 2022/2523 of 15 December 2022, aimed at ensuring a global minimum tax for large multinational and national groups of companies in the European Union. This was consistent with the common international approach shared at the OECD/G20 level, for the reasons explained in the section “Tax position of the Group” in the Consolidated Report on Operations.

BANCA MONTE DEI PASCHI DI SIENA

Section 11 - Non-current assets held for sale and disposal groups and associated liabilities - Item 110 (assets) and 70 (liabilities)

11.1 Non-current assets held for sale and disposal groups: breakdown by type of assets

	Total
	31 12 2024	31 12 2023
A. Individual assets
A.1 Financial assets	57,569	457
A.2 Equity investments	34,000	-
A.3 Tangible assets	15,960	75,775
of which: obtained through the enforcement of the guarantees received	-	-
A.4 Intangible assets	-	-
A.5 Other non-current assets	-	-
Total A	107,529	76,232
of which valued at cost	34,000	-
of which designated at fair value (level 1)	-	-
of which designated at fair value (level 2)	-	-
of which designated at fair value (level 3)	73,529	76,232
B. Asset groups (discontinued operations)
C. Liabilities associated with individual assets held for sale	-	-
D. Liabilities associated with discontinued operations	-	-

In the line “A.1 Financial Assets” amounting to EUR 57.6 mln: EUR 50.0 mln refers to the shareholdings in the Bank of Italy for which preliminary purchase agreements were signed in December 2024; and EUR 7.6 mln refers to an additional equity security. These transactions are expected to be closed by the first half of 2025.

The line “A.2 Equity investments” amounting to EUR 34.0 mln refers entirely to the investee company Monte Paschi Banque S.A.

The line “A.3 Tangible Assets” amounting to EUR 16.0 mln consists entirely of real estate previously classified as property, plant and equipment held for investment purposes (IAS 40). During 2024, two properties and related artworks (classified under IFRS 5 as at 31 December 2023) were sold to Ardian for a total value of EUR 61.7 mln.

At the reporting date or for the financial year of comparison, there are no equity securities of clearly poor credit quality.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

11.2 Other information

At the reporting date, there is no information to report pursuant to IFRS 5.42. There are also no “Discontinued operations”.

Section 12 - Other assets - Item 120

12.1 Other assets: breakdown

	Total	Total
	31 12 2024	31 12 2023
Tax credits from the Revenue and other tax levying authorities	2,039,811	1,869,974
Third party cheques held at the cashier's for collection	3,741	5,673
Cheques drawn on the Company held at the cashier's for collection	718	982
Gold, silver and precious metals	100,441	95,369
Items in transit between branches	306	2,638
Items in processing	578,916	714,837
Receivables associated with the provision of goods and services	6,506	5,779
Improvements and incremental costs on third party assets other than those included under tangible assets	12,928	15,715
Prepaid expenses and accrued income not attributable to other line items	522,415	487,688
Credits for consolidated income tax return	10,208	95
Others	305,845	252,529
Total	3,581,835	3,451,279

The lines “Items in processing” and “Other” include transactions which were cleared in early 2025.

The line “Tax credits from the Revenue and other tax levying authorities” includes EUR 1,804.8 (EUR 1,660.3 mln as at 31 December 2023) pertaining to tax credits, pursuant to the “Rilancio” Italian Law Decree acquired as a result of a transfer by direct beneficiaries or previous purchasers.

The line “Accrued income and prepaid expenses not attributable to its own separate item” includes a total of EUR 216.5 mln (EUR 225.8 mln as at 31 December 2023) as prepaid expenses for back office services outsourced, provided by suppliers continuously over the contract term and financially settled by the Bank with decreasing amounts over time. For further details on the methods for identifying these types of services, please refer to Part A, paragraph “Other Information - Costs for constant services and decreasing payments” of these Notes to the Financial Statements.

The table above does not include cases attributable to the definitions of “contract assets” and “contract liabilities” at either the reporting date or for the comparison financial year, which would require disclosure pursuant to IFRS 15.116 and 118.

BANCA MONTE DEI PASCHI DI SIENA

LIABILITIES

Section 1 - Financial liabilities measured at amortised cost - Item 10

1.1 Financial liabilities measured at amortised cost: breakdown of due to banks

	Total 31 12 2024				Total 31 12 2023
		Fair value				Fair value
Items/accounts	Book value	Level 1	Level 2	Level 3	Book value	Level 1	Level 2	Level 3
1. Due to central banks	8,510,879	X	X	X	13,148,229	X	X	X
2. Due to banks	5,322,104	X	X	X	4,942,288	X	X	X
2.1 Current accounts and demand deposits	3,069,246	X	X	X	2,546,250	X	X	X
2.2 Time deposits	1,067,546	X	X	X	1,335,244	X	X	X
2.3 Loans	678,703	X	X	X	185,621	X	X	X
2.3.1 Repurchase agreements	649,658	X	X	X	138,188	X	X	X
2.3.2 Other	29,045	X	X	X	47,433	X	X	X
2.4 Liabilities for commitments to repurchase own equity instruments	-	X	X	X	-	X	X	X
2.5 Debts for leasing	-	X	X	X	426	X	X	X
2.6 Other liabilities	506,609	X	X	X	874,747	X	X	X
Total	13,832,983	-	13,832,983	-	18,090,517	-	18,090,517	-

The balance of the item “Due to central banks” of EUR 8.5 bn (EUR 13.1 bn as at 31 December 2023) refers to funding from the ECB consisting of two short-term loans (“MRO/LTRO”), subscribed for EUR 7.5 bn in two auctions in 2023 and for EUR 1.0 bn in an auction in 2024. The decrease of EUR 5.6 bn compared to the balance as at 31 December 2023 is due to the completion of the TLTRO tranche repayments by June 2024.

Line 2.3.1 “Repurchase agreements” contains the financial liabilities arising from repo transactions with banks on both treasury securities and securities made available through reverse repurchase agreements or securities lending transactions.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

1.2 Financial liabilities measured at amortised cost: breakdown of due to customers

	Total 31 12 2024				Total 31 12 2023
		Fair value				Fair value
Items/accounts	Book value	Level 1	Level 2	Level 3	Book value	Level 1	Level 2	Level 3
1. Current accounts and demand deposits	63,933,281	X	X	X	62,198,837	X	X	X
2. Time deposits	5,336,077	X	X	X	3,942,693	X	X	X
3. Loans	8,717,012	X	X	X	9,063,216	X	X	X
3.1 Reverse repurchase agreements	6,800,066	X	X	X	6,565,131	X	X	X
3.2 Others	1,916,946	X	X	X	2,498,085	X	X	X
4. Liabilities for commitments to repurchase own equity instruments	-	X	X	X	-	X	X	X
5. Debts for leasing	154,592	-	-	-	167,614	-	-	-
6. Other liabilities	1,304,181	X	X	X	1,113,130	X	X	X
Total	79,445,143	-	79,445,143	-	76,485,490	-	76,485,490	-

1.3 Financial liabilities measured at amortised cost: breakdown of debt securities issued

	Total 31 12 2024
		Fair value
Type of Securities/ Amounts	Book value	Level 1	Level 2	Level 3	Total
A. Listed securities
1. Bonds	9,802,805	8,687,964	1,437,666	-	10,125,630
1.1 Structured	-	-	-	-	-
1.2 Other	9,802,805	8,687,964	1,437,666	-	10,125,630
2. Other securities	505,091	-	505,091	-	505,091
2.1 Structured	-	-	-	-	-
2.2 Other	505,091	-	505,091	-	505,091
Total	10,307,896	8,687,964	1,942,757	-	10,630,721

The table shows funding represented by securities, including bonds and certificates of deposit (outstanding and maturities).

Liabilities are net of bonds and repurchased CDs. In this regard, it should be noted that as at 31 December 2024, as in the previous financial year, the Bank has no outstanding issues with a State guarantee.

The table includes EUR 4,824.6 mln in liabilities subject to fair value micro-hedging (EUR 3,204.5 mln as at 31 December 2023), to hedge interest rate risk.

BANCA MONTE DEI PASCHI DI SIENA

	Total 31 12 2023
		Fair value
Type of Securities/ Amounts	Book value	Level 1	Level 2	Level 3	Total
A. Listed securities
1. Bonds	9,989,737	8,734,996	1,411,629	-	10,146,625
1.1 Structured	-	-	-	-	-
1.2 Other	9,989,737	8,734,996	1,411,629	-	10,146,625
2. Other securities	136,282	-	136,282	-	136,282
2.1 Structured	-	-	-	-	-
2.2 Other	136,282	-	136,282	-	136,282
Total	10,126,019	8,734,996	1,547,911	-	10,282,907

1.4 Details of subordinated liabilities/securities

								31 12 2024		31 12 2023
		maturity	Early					Nominal	Book	Nominal	Book
Type/Item	Issue date	date	termination	Grandfathering	Currency	Rate	Step up	value	value	value	value
Details of deposits from banks - subordinated liabilities								-	-	-	-
Details of deposits from customers - subordinated liabilities								-	-	-	-
Details of debt securitied issued subordinated liabilites
Subordinated Bond	18/01/18	18/01/28	18/01/23	NO	Eur	5.375% fixed*	NO	750,000	820,232	750,000	820,993
Subordinated Bond	23/07/19	23/07/29	NO	NO	Eur	10.5% fixed	NO	300,000	311,797	300,000	311,448
Subordinated Bond	22/01/20	22/01/30	22/01/25	NO	Eur	8.0% fixed	NO	400,000	428,321	400,000	427,992
Subordinated Bond	10/09/20	10/09/30	10/09/25	NO	Eur	8.5% fixed	NO	300,000	304,628	300,000	304,179
Total								1,750,000	1,864,978	1,750,000	1,864,611

* 5.375% until 18 January 2023, subsequently 5Y EUR mid-swap rate + 5.005%

The subordinated bond with a nominal value of EUR 400 mln was fully repaid in advance on 22 January 2025.

1.5 Details of structured liabilities

This table was not completed as the Bank has no such liabilities to report for either the current or the previous year.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

1.6 Lease payables

Type of transaction/Amount	31 12 2024	31 12 2023
Leasing debts	225,010	177,856
Payments due included in the lease liabilities not discounted up 5 years	189,502	136,808
Up to 1 month	6,424	6,034
From 1 to 3 months	4,736	4,460
From 3 months to 1 year	32,240	29,322
From 1 year to to 5 year	146,101	96,993
Total cash flow out for leasing over 5 years	35,508	41,047

The table shows the non-discounted outgoing cash flows for lease liabilities broken down by time bracket.

BANCA MONTE DEI PASCHI DI SIENA

Section 2 - Financial liabilities held for trading - Item 20

2.1 Financial liabilities held for trading: breakdown

	Total 31 12 2024
Type of transaction/		FV
Group item	NV	Level 1	Level 2	Level 3	Total	FV*
A. Balance-sheet liabilities
1. Due to banks	100,738	103,991	228	-	104,219	104,219
2. Due to customers	1,432,539	1,513,726	-	-	1,513,726	1,513,726
3. Debt securities issued	-	-	-	-	-	-
3.1 Bonds	-	-	-	-	-	-
3.1.1 Structured	-	-	-	-	-	X
3.1.2 Other	-	-	-	-	-	X
3.2 Other securities	-	-	-	-	-	-
3.2.1 Structured	-	-	-	-	-	X
3.2.2 Other	-	-	-	-	-	X
Total A	1,533,277	1,617,717	228	-	1,617,945	1,617,945
B. Derivatives
1. Financial derivatives		1,407	907,041	1,515	909,963
1.1 Trading	X	1,407	907,041	1,515	909,963	X
1.2 Fair value option (FVO)	X	-	-	-	-	X
1.3 Other	X	-	-	-	-	X
2. Credit derivatives		-	124,570	-	124,570
2.1 Trading	X	-	124,570	-	124,570	X
2.2 Fair value option (FVO)	X	-	-	-	-	X
2.3 Other	X	-	-	-	-	X
Total B	X	1,407	1,031,611	1,515	1,034,533	X
Total (A+B)	1,533,277	1,619,124	1,031,839	1,515	2,652,478	X

key

NV = Nominal or Notional Value

FV = Fair Value

FV* = Fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the date of issue

The criteria adopted for classification of financial instruments in the three levels of the “fair value hierarchy” are reported in Section A.4, “Information on fair value” of Part A, “Accounting policies” of the notes to the financial statements.

The amounts recognised in rows “1. Due to banks” and “2. Due to customers” mostly relate to those contained in rows “1. Debt securities” and “4. Loans” of asset table 2.1 “Financial assets held for trading”. Please also note that the sub-items “Due to banks” and “Due to Customers”, mentioned above, also incorporate uncovered short positions. They are designated at fair value in line with the method applied for “long” positions.

The fair value shown in the table in line B1.1.1 “Financial derivatives for trading” includes value adjustments owing to changes in the Bank’s creditworthiness, Debit Value Adjustment (DVA), amounting to EUR 3.3 mln (EUR 9.3 mln as at 31 December 2023).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

	Total 31 12 2023
		FV
Type of transaction/Group item	VN	Level 1	Level 2	Level 3	Total	FV*
1. Due to banks	451,366	442,450	-	-	442,450	442,450
2. Due to customers	1,323,784	1,380,748	-	-	1,380,748	1,380,748
3. Debt securities issued	-	-	-	-	-	-
3.1 Bonds	-	-	-	-	-	-
3.1.1 Structured	-	-	-	-	-	X
3.1.2 Other	-	-	-	-	-	X
3.2 Other securities	-	-	-	-	-	-
3.2.1 Structured	-	-	-	-	-	X
3.2.2 Other	-	-	-	-	-	X
Total A	1,775,150	1,823,198	-	-	1,823,198	1,823,198
B. Derivatives
1. Financial derivatives		-	987,654	2,868	990,522
1.1 Trading	X	-	987,654	2,868	990,522	X
1.2 Fair value option (FVO)	X	-	-	-	-	X
1.3 Other	X	-	-	-	-	X
2. Credit derivatives		-	92,020	-	92,020
2.1 Trading	X	-	92,020	-	92,020	X
2.2 Fair value option (FVO)	X	-	-	-	-	X
2.3 Other	X	-	-	-	-	X
Total B	X	-	1,079,674	2,868	1,082,542	X
Total (A+B)	1.775.150	1.823.198	1.079.674	2.868	2.905.740	X

key

NV = Nominal or Notional Value

FV = Fair Value

FV* = Fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the date of issue

BANCA MONTE DEI PASCHI DI SIENA

2.2 Details of item 20 “Financial liabilities held for trading”: subordinated liabilities

This table was not completed as the Bank has no such liabilities to report for either the current year or the comparative period.

2.3 Details of item 20 “Financial liabilities held for trading”: structured liabilities

This table was not completed as the Bank has no such liabilities to report for either the current year or the comparative period.

Section 3 - Financial liabilities measured at fair value - Item 30

3.1 Financial liabilities measured at fair value breakdown

	Total 31 12 2024
		FV
Type of transaction / Amount	NV	Level 1	Level 2	Level 3	Total	FV*
1. Deposits from banks	-	-	-	-	-	-
2. Deposits from customers	-	-	-	-	-	-
3. Debt securities issued	70,441	-	119,670	-	119,670	127,005
3.1 Structured	-	-	-	-	-	X
3.2 Other	70,441	-	119,670	-	119,670	X
Total	70,441	-	119,670	-	119,670	127,005

key

NV = Nominal or Notional Value

FV = Fair Value

FV* = Fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the date of issue

The table shows the financial liabilities represented by fixed-rate and structured bonds which have been classified at fair value and are subject to hedging. Hedging occurs through derivative contracts and is used to cover the risk of interest rate fluctuations and the risk resulting from embedded options.

In the income statement, positive and negative spreads or margins relative to derivative contracts until the reporting date are recognised as interest income and expense, while valuation profits and losses are posted under item “80 - Net profit (loss) from trading”. Profit/loss from financial liabilities measured at fair value is recognised:

•	among other revenue items without reversal to the income statement for the amount referring to changes in own creditworthiness;

•	in item 110 “Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss” for the residual portion of the fair value change.

The above recognition method does not create nor expand accounting asymmetry in the profit (loss) for the year, as the effects of changes in the credit risk of the Bank’s liabilities are not offset in profit or loss by a change in the fair value of another financial instrument measured at fair value through profit or loss for the year.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

	Total 31 12 2023
		FV
Type of transaction / Amount	NV	Level 1	Level 2	Level 3	Total	FV*
1. Deposits from banks	-	-	-	-	-	-
2. Deposits from customers	-	-	-	-	-	-
3. Debt securities issued	70,441	-	111,325	-	111,325	123,789
3.1 Structured	-	-	-	-	-	X
3.2 Other	70,441	-	111,325	-	111,325	X
Total	70,441	-	111,325	-	111,325	123,789

key

NV = Nominal or Notional Value

FV = Fair Value

FV* = Fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the date of issue

3.1.a Financial liabilities designated at fair value: fair value option approach

All liabilities for which the fair value option was adopted refer to natural hedges through debt security derivatives for a book value of EUR 119.7 mln (EUR 111.3 mln as at 31 December 2023).

3.1.b Financial liabilities measured at fair value: structured debt securities

This statement is not completed because for both the current year and the comparative year, the Bank has no structured bonds issued and subject to fair value measurement.

3.2 Details of “Financial liabilities measured at fair value”: subordinated liabilities

This table was not completed as the Bank has no such liabilities to report for either the current or the previous year.

BANCA MONTE DEI PASCHI DI SIENA

Section 4 - Hedging derivatives - Item 40

4.1 Hedging derivatives breakdown by type of contract and underlying asset

	Fair value 31 12 2024
	Level 1	Level 2	Level 3	Total	NV
A. Financial derivatives	-	346,337	-	346,337	10,869,343
1) Fair value	-	346,337	-	346,337	10,869,343
2) Cash flows	-	-	-	-	-
3) Foreign investments	-	-	-	-	-
B. Credit derivatives	-	-	-	-	-
1) Fair value	-	-	-	-	-
2) Cash flows	-	-	-	-	-
Total	-	346,337	-	346,337	10,869,343

key

NV = Nominal or Notional Value

The table displays the negative book value (fair value) of hedging derivatives for hedges carried out through hedge accounting.

Information on the underlying strategies and objectives of hedge transactions can be found in the Section 2 - Market risks in Part E - Information on risks and hedging policies.

	Fair value 31 12 2023
	Level 1	Level 2	Level 3	Total	NV
A. Financial derivatives	-	321,090	-	321,090	3,352,076
1) Fair value	-	321,090	-	321,090	3,352,076
2) Cash flows	-	-	-	-	-
3) Foreign investments	-	-	-	-	-
B. Credit derivatives	-	-	-	-	-
1) Fair value	-	-	-	-	-
2) Cash flows	-	-	-	-	-
Total	-	321,090	-	321,090	3,352,076

key

NV = Nominal or Notional Value

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

4.2 Hedging derivatives: breakdown by hedged portfolios and type of hedging

	Fair Value							Cash flow Hedge
Micro Hedge
	Debt	Equity
	securities	instruments
	and interest	and stock	Currencies							Foreign	Total
Transaction/Type of hedge	rate	indicies	and gold	Credit	Goods	Others	Macro-hedge	Micro-hedge	Macro-hedge	investments	31 12 2024
1. Financial assets measured at fair value through other comprehensive income	72	-	-	-	X	X	X	-	X	X	72
2. Financial assets measured at amortised cost	239,452	X	74,352	-	X	X	X	-	X	X	313,804
3. Portfolio	X	X	X	X	X	X	32,461	X	-	X	32,461
4. Other transactions	-	-	-	-	-	-	X	-	X	-	-
Total assets	239,524	-	74,352	-	-	-	32,461	-	-	-	346,337
1. Financial liabilities	-	X	-	-	-	-	X	-	X	X	-
2. Portfolio	X	X	X	X	X	X	-	X	-	X	-
Total liabilities	-	-	-	-	-	-	-	-	-	-	-
1. Expected transactions	X	X	X	X	X	X	X	-	X	X	-
2. Financial assets and liabilities portfolio	X	X	X	X	X	X	-	X	-	-	-
Total	239,524	-	74,352	-	-	-	32,461	-	-	-	346,337

The tables show the negative fair values of hedging derivatives, classified by hedged assets or liabilities and type of hedging implemented.

In particular, on the assets side, fair value micro-hedging was used to hedge against interest rate risk on bonds classified in the portfolio “Financial assets measured at fair value through other comprehensive income” and on securities and loans classified in the portfolio “Financial assets measured at amortised cost”, in order to protect them from unfavourable interest rate changes. Fair value macro-hedging was carried out on fixed rate and cap/floor floating rate mortgage loan portfolios.

BANCA MONTE DEI PASCHI DI SIENA

	Fair Value							Cash flow Hedge
Micro Hedge
	Debt	Equity
	securities	instruments
	and interest	and stock	Currencies							Foreign	Total
Transaction/Type of hedge	rate	indicies	and gold	Credit	Goods	Others	Macro-hedge	Micro-hedge	Macro-hedge	investments	31 12 2023
1. Financial assets measured at fair value through other comprehensive income	382	-	-	-	X	X	X	-	X	X	382
2. Financial assets measured at amortised cost	244,676	X	42,905	-	X	X	X	-	X	X	287,581
3. Portfolio	X	X	X	X	X	X	33,127	X	-	X	33,127
4. Other transactions	-	-	-	-	-	-	X	-	X	-	-
Total assets	245,058	-	42,905	-	-	-	33,127	-	-	-	321,090
1. Financial liabilities	-	X	-	-	-	-	X	-	X	X	-
2. Portfolio	X	X	X	X	X	X	-	X	-	X	-
Total liabilities	-	-	-	-	-	-	-	-	-	-	-
1. Expected transactions	X	X	X	X	X	X	X	-	X	X	-
2. Financial assets and liabilities portfolio	X	X	X	X	X	X	-	X	-	-	-
Total	245,058	-	42,905	-	-	-	33,127	-	-	-	321,090

Section 5 - Change in value of macro-hedged financial assets - Item 50

5.1 Change in value of hedged liabilities: breakdown by hedged portfolios

	Total	Total
Change in value of macro-hedged financial liabilities/ Values	31 12 2024	31 12 2023
1. Positive fair value change of financial liabilities	-	-
2. Negative fair value change of financial liabilities	(692)	(16,081)
Total	(692)	(16,081)

The balance of changes in value of the liabilities subject to macro-hedging of interest rate risk is recognised in this item. More specifically, the hedge covers a fixed-rate deposit.

Section 6 – Tax liabilities – Item 60

For comments on tax liabilities, reference should be made to “Section 10 - Tax assets and tax liabilities” of the balance sheet assets.

Section 7 – Liabilities associated with disposal groups– Item 70

For the details of the liabilities associated with assets held for sale, please refer to “Section 11 - Non-current assets and disposal groups and associated liabilities” under balance sheet assets.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

Section 8 – Other liabilities – Item 80

8.1 Other liabilities: breakdown

	Total	Total
	31 12 2024	31 12 2023
Due to the Revenue and other tax levying authorities	239,375	212,724
Due to social security authorities	527,921	739,130
Amounts available to customers	81,089	95,871
Other amounts due to employees	15,834	9,160
Items in transit between brances	2,558	6,736
Items in processing	545,447	946,361
Payables in relation to the payment of supplies of goods and services	175,896	183,607
Accrued expenses and unearned revenues not attributable to other line items	26,202	38,764
Payables for consolidated income tax return	2,890	3,472
Other	1,451,956	954,371
Total	3,069,168	3,190,196

Sub-items “Items in processing” and “Other” include transactions which were cleared during the first days of 2025.

The amount recognised under the sub-item “Payables to social security institutions” includes the funding of EUR 478.9 mln in favour of the Solidarity Fund, net of the payment of the related contribution portion, made by the Bank for the management of staff reduction.

For the disclosures pursuant to IFRS 15.116 and IFRS 15.118, please refer to section 12 of the assets.

BANCA MONTE DEI PASCHI DI SIENA

Section 9 – Provision for employee severance pay – Item 90

9.1 Provision for employee severance pay: annual changes

	Total	Total
	31 12 2024	31 12 2023
A. Opening balance	68,936	66,238
B. Increases	2,378	5,651
B.1 Provision for the year	2,349	2,689
B.2 Other increases	29	2,962
C. Decreases	1,984	2,953
C.1 Severance payments	1,690	2,641
C.2 Other decreases	294	312
D. Closing balance	69,330	68,936

9.2 Other information

Employee severance pay is defined as a “defined benefit plan”, in accordance with international accounting standards.

In accordance with the provisions of art. 2120 of the Italian Civil Code, employee termination pay would amount to EUR 71.4 mln.

The provision for the year, as clarified by the Bank of Italy, does not include amounts which, as a result of the reform introduced by Italian Legislative Decree no. 252 of 5 December 2005, are paid directly by the Bank, depending on the various employee options, to complementary pension schemes or to the treasury fund managed directly by the Italian National Social Security Institute (INPS).These items are recognised in personnel expenses, as “contributions to external pension funds: defined contribution”.

9.2.a Changes in net defined benefit liabilities during the year: Severance pay

The table below provides the information required by paragraphs 140 and 141 of IAS 19.

	Present value of DBO
Item/Amount	31 12 2024	31 12 2023
Opening balance	68,936	66,238
Current service cost	-	-
Interest income/expense	2,349	2,689
Remeasurement of net defined benefit liability (asset):	29	1,972
Actuarial gains (losses) arising from changes in demographic assumptions	-	(1)
Actuarial gains (losses) arising from experience adjustments	(493)	(273)
Actuarial gains (losses) arising from changes in financial assumptions	522	2,246
Payments from plan	(1,690)	(2,641)
Other changes	(294)	678
Closing balance	69,330	68,936

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

9.2.b Key actuarial assumptions used

Key actuarial assumptions/percentage	31 12 2024	31 12 2023
Discount rates	2.99%	3.02%
Expected average revaluation rate	2.00%	2.00%

The actuarial valuation of employee severance pay was carried out by an independent actuary using the projected unit credit method (also known as the accrued benefit method) under IAS 19.The valuations relied on the following main demographic assumptions: probability of death of beneficiaries (according to ISTAT 2022 mortality tables, subsequently reduced by 20%); probability of exiting the workforce for causes other than death (1.10%); and probability of early severance payout (2.00%). The table below summarises the main economic and financial assumptions on which the analysis is based – namely, the discount rate and the expected average revaluation rate. The discount rate was determined by interpolating the AA-rated EUR composite curve as at the valuation date. This curve is based on the yields of AA-rated securities issued by corporate issuers operating in the Euro area across various sectors including the Utility, Telephone, Financial, Banking and Industrial sectors. The inflation rate, which is needed to revalue the amounts allocated to the severance scheme, was taken from the “Medium-term structural budget plan, Italy 2025–2029” of 27 September 2024 (future inflation is expected to average 1.80% per annum for the years 2025–2027, 1.90% for the year 2028, and 2.00% for subsequent years).

9.2.c Sensitivity of defined benefit obligation of severance pay to changes in key actuarial assumptions

As required by IAS 19, the sensitivity of the severance pay obligation was tested based on the assumption that the discount rate and the revaluation rate would increase or decrese by 25 bps.

	31 12 2024		31 12 2023
Actuarial assumptions	Change in DBO	Change (%) in DBO	Change in DBO	Change (%) in DBO
Discount rates
Increase of 0.25%	(1,244)	-1.79%	(1,236)	-1.79%
Decrease of 0.25%	1,216	1.75%	1,210	1.75%
Expected average revaluation rate
Increase of 0.25%	739	1%	736	1%
Decrease of 0.25%	(743)	-1%	(738)	-1%

BANCA MONTE DEI PASCHI DI SIENA

Section 10 – Provisions for risks and charges – Item 100

10.1 Provisions for risks and charges: breakdown

Item/Amount	Total 31 12 2024	Total 31 12 2023
1. Provisions for credit risk on commitments and financial guarantees issued	149,622	153,460
2. Provisions for other commitments and guarantee issued	-	-
3. Post employment benefits	3,255	3,381
4. Other provisions for risks and charges	766,928	808,446
4.1 legal disputes	467,692	463,656
4.2 personnel charges	43,227	66,027
4.3 other	256,009	278,762
Total	919,804	965,285

For further details of the sub-item 4.3 “others”, please refer to table 10.6 below “Provisions for risks and charges - Other provisions”.

10.2 Provisions for risks and charges: annual changes

	Total 31 12 2024
	Provisions for other		Other Provisions
	commitments and	Post employment	for risks and
Item/Amount	guarantee issued	benefits	charges	Total
A. Opening balance	-	3,381	808,446	811,827
B. Increases	-	2,232	209,319	211,551
B.1 Provision in the year	-	110	189,804	189,914
B.2 Changes due to the time value of money	-	-	18,091	18,091
B.3 Changes due to discount rate variation	-	-	1,424	1,424
B.4 Other increases	-	2,122	-	2,122
C. Decreases	-	2,358	250,837	253,195
C.1 Use during the year	-	460	160,247	160,707
C.2 Changes due to discount rate changes	-	1,898	1,148	3,046
C.3 Other decreases	-	0	89,442	89,442
D. Closing balance	-	3,255	766,928	770,183

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

10.2-bis Provisions for risks and charges: annual changes

	Total 31 12 2024
	Provisions for legal	Provisions for
Item/Amount	disputes	personnel charges	Others Provisions	Total
A. Opening balance	463,656	66,027	278,762	808,446
B. Increases	127,088	33,166	49,064	209,318
B.1 Provision in the year	111,434	32,313	46,057	189,804
B.2 Changes due to the time value of money	14,259	847	2,985	18,091
B.3 Changes due to discount rate variation	1,395	6	22	1,423
B.4 Other increases	-	-	-	-
C. Decreases	123,052	55,966	71,817	250,835
C.1 Use during the year	52,120	53,781	54,347	160,248
C.2 Changes due to discount rate changes	717	118	313	1,148
C.3 Other decreases	70,215	2,067	17,157	89,439
D. Closing balance	467,692	43,227	256,009	766,928

For further details, please refer to Section 5 “Operational risks” of Part E of the Notes to the Financial Statements.

10.3 Provisions for credit risk relative to commitments and financial guarantees issued

	Provisions for credit risk on commitments and financial guarantees issued
				Purchased or
				originated credit
	Stage 1	Stage 2	Stage 3	impaired	Total
Commitments to disburse funds	5,391	15,089	-	-	20,480
Financial guarantees issued	6,983	5,835	108,242	8,082	129,142
Total 31 12 2024	12,374	20,924	108,242	8,082	149,622
Total 31 12 2023	16,483	16,221	113,350	7,406	153,460

10.4 Provisions on other commitments and guarantees given

As at 31 December 2024, the Bank does not have any provisions for these types of commitments and guarantees (un-changed from 31 December 2023).

BANCA MONTE DEI PASCHI DI SIENA

10.5 Defined benefit company pension funds

10.5.1. Description of funds and related risks

The information provided below concerns defined benefit pension funds in favour of employees and terminated employees of the Bank and the Group companies, i.e. funds in which the obligation of future payment of retirement benefits is undertaken by the funds and indirectly by the Bank, which may be called upon to increase the value of the obligation in the event of inadequate capital assessed in accordance with actuarial criteria.

For each defined benefit plan the Bank relies on analyses carried out by an independent certified actuary.

In accounting for plans, the determination of the surplus or deficit is estimated through the use of the actuarial methodology of the “projected unit credit method”; therefore, the fair value of the plan assets, if any, was deducted from the current value of the obligation, as shown in the statement of financial position. For more information, see Part A of these Notes to the financial statements.

The valuations concerned the participating employees, whether retired or active (who form a closed group) at the date of valuation, and were carried out on the basis of these groups of employees as measured in December 2024.

In accordance with IAS 19, in determining the total cost of each defined benefit plan, which - as is well-known - may be influenced by many variables, objective and prudential technical bases were adopted in formulating both demographic and financial assumptions.

In view of the evolutionary nature of the main relevant aggregates, actuarial valuations were performed under dynamic conditions, so as to subsume in the medium-long term both the average annual changes in the benefits defined in each plan, and the interest rate trends expected in the financial markets.

Some of the main actuarial assumptions that were formulated and used as valuation bases are mentioned below:

•	technical mortality basis: using death probability data as provided in ISTAT’s 2022 tables, broken down by gender and age, with mortality reduced by 30% for the funds and by 25% for the “Cassa di Previdenza Aziendale” [Pension Fund] for the staff of Monte dei Paschi di Siena based on longevity risk;

•	economic-financial basis: using as annual relative interest rate the interpolated EUR Composite AA rate curve as at 31 December 2024.

For each defined benefit plan, the balance sheet equity resulting from valuations carried after reconciliation of actuarial assets and liabilities as at 31 December 2024 underwent a sensitivity analysis to examine the effects of changes in the key technical assumptions included in the calculation model (average annual discount rate and inflation rate), and the results were presented in specific tables.

The defined benefit funds, in which the Bank is co-obliged within the limits set out in the by-laws or in the regulations of each fund, are independent external funds.

The 2023 merger of defined benefit pension schemes within section B of the Monte dei Paschi di Siena Pension Fund does not alter the Bank’s pension obligations. Therefore, the Bank recognises a net liability where there is an equity deficit in the MPS Fund and a net asset where there is a surplus.

Monte dei Paschi di Siena Pension Fund

(Bank Register no. 1643)

The Fund has legal status and full independence in terms of capital and operation.

The Fund’s governance consists of a Board of Directors and a Board of Statutory Auditors with joint membership (some of the members are appointed by the Bank and others are appointed by the participants) supported by the General Manager.

The Bank provides, free of charge, the employees, premises and other resources required for the autonomous management of the Fund and incurs all the related costs and expenses, including those for the functioning of the governing and control bodies.

The Fund, albeit in its subjective unitary nature, is divided into two separate Sections for accounting and equity purposes: Section A, defined contribution with individual capitalisation, which operates according to criteria of correspondence between accumulation and benefits; Section B, defined benefit or collective capitalisation, to which the assets pertaining to the former defined benefit funds are allocated.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

In terms of guarantees given, in accordance with Article 42 of the By-laws, any shortfall in the cover capital of Section B that may emerge from the periodic audits will be settled by the Bank in relation to the joint guarantee towards members and third parties assumed by the Bank itself.

The assets that make up the reference assets are managed in a separate section set up for this purpose.

The technical financial statements prepared according to IAS 19 by the appointed actuary shows the capital adequacy of Section B.

Section B of the Fund are one and undivided and continues to pay out benefits without interruption in accordance with the regulations and Articles of Association of the former funds merged into it.. While each benefit is specifically defined according to its rules, each benefit is drawn from the common assets of Section B.

For each of the former defined benefit funds merged into Section B of the Monte dei Paschi di Siena Pension Fund, the table below summarises the populations (Retired, Active and Deferred), defined benefit obligations, asset fair value and possible surplus as at 31 December 2024.

				Asset Fair	Defined Benefit
				Value	Obligation	Surplus
	Retired	Active	Deferred	(Eur/mln)	(mln di euro)	(mln di euro)
Supplementary pension provision for staff in the former tax collection division of Banca Monte dei Paschi di Siena S.p.A (Register no. 9185)	255	-	-		11.04
Treatment of INPS (Italian state pension Institute) performance for former Banca Operaia di Bologna staff (Bank Register no.9142)	60	-	-		4.04
Pension provision for employees of former Banca di Credito Popolare e Cooperativo di Reggio Emilia (Bank Register no.9178)	5	-	-		0.40
Pension provision for employees of former Banca PopolareVeneta (Bank Register no. 9066).	8	-	-		0.13
Pension fund for MPS Capital Services Banca per le Imprese S.p.A. (Registerno.9134)	25	-	-		1.46
Pension provision for employees of former Banca Nazionale Agricoltura(Bank Register no. 9047)	165	-	3		5.93
Complementary pension provision for employees of former Banca Toscana (Bank Register no. 9110)	618	3	-		48.08
Pension Fund for personnel of former Banca Agricola Mantovana S.p.A (Bank Register no. 1341)	25	-	-		0.50
Pension Fund for personnel of former Banca Antonveneta S.p.a. (Register no. 1033	23	-	-		1.11
TOTAL	1,184	3	3	85.56	72.69	12.87

BANCA MONTE DEI PASCHI DI SIENA

Company pension fund for personnel of Monte dei Paschi di Siena

(Bank Register no. 1127)

The Fund has legal status and full independence in terms of capital and operation.

It is reserved to employees and retirees of the Bank hired up to 31 December 1990 who, following the agreement of 30 June 1989, opted to remain in the specific supplementary benefit Section under a defined benefit regime.

The Fund’s governance consists of a Board of Directors and a Board of Statutory Auditors with joint membership (some of the members are appointed by the Bank and others are appointed by the participants) supported by the General Manager.

The Bank provides, free of charge, the employees, premises and other resources required for the autonomous management of the Cassa and incurs all the related costs and expenses, including those for the functioning of the governing and control bodies.

In terms of guarantees given, in accordance with art. 26 of the Articles of Association, any deficits in Section coverage which should be identified during actuarial checks will be made up by the Bank only to the extent necessary to maintain tier 1 services, in accordance with the guarantee to the participants undertaken in compliance with Italian Law no. 218/90 and referred to in the agreement of 24 June 1991.

The supplementary benefits, which are determined by subtracting the benefits paid out by INPS from the annual amount of the supplementary benefits, are made up of two components. The first component increases the benefits to be paid by the Cassa up to 70% of the fixed items of the salary of an employee of the same level, and the second component increases the supplementary benefits by a further 9%.

The assets that comprise the reference capital consist primarily of investments in securities, managed almost entirely under a financial management agreement, and properties.

The beneficiary population is composed of 2,106 retirees, 86 active employees and 16 employees on deferred retirement.

The technical report prepared in accordance with IAS 19 by the designated actuary shows the capital adequacy of the Supplementary Section with an asset fair value - calculated based on the last available value (30 November 2024) – of EUR 246.62 mln against a defined benefit obligation (DBO) as at 31 December 2024 of EUR 54.64 mln.

•••

The defined benefit pension fund for personnel of the London branch (BMPS UK Pension Fund) is designed to pay for the employees’ benefits upon reaching normal retirement age as well as benefits to other surviving beneficiaries. The pension plan is administered by a Trustee, whose members also include active employees; the financial resources are managed by a specialised company. The technical report prepared in accordance with IAS 19 criteria by the designated actuary at the valuation date of 31 December 2024 shows the capital adequacy of the plan, with a DBO (Defined Benefit Obligation) of EUR 40.39 mln against an asset fair value of EUR 33.17 mln.

•••

With reference to supplementary benefits associated with the former Credito Lombardo S.p.A, considering the contractual nature of the obligation, the economic costs are incurred directly by the Bank. The currently limited population eligible for benefits includes a total of 66 immediate pensions, of which 44 direct and 22 indirect. The actuarial calculations show a DBO (Defined Benefit Obligation) of EUR 1.34 mln at the valuation date of 31 December 2024.

Finally, there is one position referring to a former General Manager of the Bank to whom specific economic benefits other than pension benefits are disbursed. In any event, they are assessed on the basis of actuarial parameters in order to determine the value of the Bank’s obligation. This type of remuneration, specified contractually, consists in the payment of monthly benefits revalued on the basis of automatic pension equalisation indexes.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

10.5.2 Changes in net defined liability (asset) and reimbursement rights during the financial year

The following tables show movements for the financial year in internal and external funds which, according to international accounting standards, come under the heading of defined benefit funds.

10.5.2a Changes in net defined liability (asset) and reimbursement rights during the year: Internal Funds

31 12 2024
		B (+)	C (+)	D=A+B+C
	A (-)	Present value of	Effect of asset	Net defined benefit
Item/Amount	Plan assets	DBO	ceiling	liability (asset)
Opening balance	-	3,381	-	3,381
Current service cost	X	-	X	-
Interest income/expense	-	110	-	110
Remeasurement of net defined benefit liability (asset):	-	224	-	224
Return on plan assets excluding interest	-	X	X	-
Actuarial gains (losses) arising from changes in demographic assumptions	X	-	X	-
Actuarial gains (losses) arising from experience adjustments	X	147	X	147
Actuarial gains (losses) arising from changes in financial assumptions	X	77	X	77
Changes in effect of limiting net defined benefit asset to asset ceiling	X	X	-	-
Past service cost and gains (losses) arising from settlements	X	-	X	-
Changes in foreign exchange rates	-	-	-	-
Contributions to plan:	-	-	-	-
by employer	-	-	X	-
by employee	-	-	X	-
Payments from plan	-	(460)	X	(460)
Effect of business combinations and disposals	-	-	-	-
Effect of any plan curtailments	-	-	X	-
Effect of any plan settlements	-	-	X	-
Other changes	-	-	-	-
Closing balance	-	3,255	-	3,255

The net defined benefits liability reported in the “Opening balance” line is attributable to the previously existing Credito Lombardo S.p.A. and Provveditore funds, which were excluded from the 2023 merger of internal funded and unfunded funds into section B of the MPS Pension Fund.

BANCA MONTE DEI PASCHI DI SIENA

	31 12 2023
		B (+)	C (+)	D=A+B+C
	A (-)	Present value of	Effect of asset	Net defined benefit
Item/Amount	Plan assets	DBO	ceiling	liability (asset)
Opening balance	(82,482)	91,538	14,366	23,422
Current service cost	X	-	X	-
Interest income/expense	-	70	-	70
Remeasurement of net defined benefit liability (asset):	-	22	-	22
Return on plan assets excluding interest	-	X	X	-
Actuarial gains (losses) arising from changes in demographic assumptions	X	(81)	X	(81)
Actuarial gains (losses) arising from experience adjustments	X	183	X	183
Actuarial gains (losses) arising from changes in financial assumptions	X	(80)	X	(80)
Changes in effect of limiting net defined benefit asset to asset ceiling	X	X	-	-
Past service cost and gains (losses) arising from settlements	X	-	X	-
Changes in foreign exchange rates	-	-	-	-
Contributions to plan:	-	-	-	-
by employer	-	-	X	-
by employee	-	-	X	-
Payments from plan	-	(470)	X	(470)
Effect of business combinations and disposals	-	-	-	-
Effect of any plan curtailments	-	-	X	-
Effect of any plan settlements	-	-	X	-
Other changes	82,482	(87,779)	(14,366)	(19,663)
Closing balance	-	3,381	-	3,381

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

10.5.2b Changes in net defined liability (asset) and reimbursement rights during the year: External Funds

	31 12 2024
		B (+)	C (+)	D=A+B+C
	A (-)	Present value of	Effect of asset	Net defined benefit
Item/Amount	Plan assets	DBO	ceiling	liability (asset)
Opening balance	(379,868)	170,289	209,579	-
Current service cost	X	-	X	-
Interest income/expense	(17,694)	5,689	12,005	-
Remeasurement of net defined benefit liability (asset):	9,995	(570)	(9,425)	-
Return on plan assets excluding interest	9,995	X	X	9,995
Actuarial gains (losses) arising from changes in demographic assumptions	X	2	X	2
Actuarily gains (losses) arising from experience adjustments	X	1,402	X	1,402
Actuarial gains (losses) arising from changes in financial assumptions	X	(1,974)	X	(1,974)
Change in effect of limiting net defined benefit asset to asset ceiling	X	X	(9,425)	(9,425)
Past service cost and gains (losses) arising from settlements	X	-	X	-
Changes in foreign exchange rates	(2,101)	1,679	422	-
Contributions to plan:	-	-	-	-
by employer	-	-	X	-
by employee	-	-	X	-
Payments from plan	16,586	(16,586)	X	-
Effect of business combinations and disposals	-	-	-	-
Effect of any plan curtailments	-	-	X	-
Effect of any plan settlements	-	-	X	-
Other changes	514	-	(514)	-
Closing balance	(372,568)	160,501	212,067	-

BANCA MONTE DEI PASCHI DI SIENA

	31 12 2023
		B (+)	C (+)	D=A+B+C
	A (-)	Present value of	Effect of asset	Net defined benefit
Item/Amount	Plan assets	DBO	ceiling	liability (asset)
Opening balance	(303,433)	109,964	193,562	93
Current service cost	X	-	X	-
Interest income/expense	(16,503)	8,194	8,309	-
Remeasurement of net defined benefit liability (asset):	21,577	(22,928)	(7,240)	(8,591)
Return on plan assets excluding interest	21,577	X	X	21,577
Actuarial gains (losses) arising from changes in demographic assumptions	X	(9,881)	X	(9,881)
Actuarily gains (losses) arising from experience adjustments	X	(12,535)	X	(12,535)
Actuarial gains (losses) arising from changes in financial assumptions	X	(512)	X	(512)
Change in effect of limiting net defined benefit asset to asset ceiling	X	X	(7,240)	(7,240)
Past service cost and gains (losses) arising from settlements	X	-	X	-
Changes in foreign exchange rates	(866)	709	157	-
Contributions to plan:	(97,657)	-	-	(97,657)
by employer	(97,657)	-	X	(97,657)
by employee	-	-	X	-
Payments from plan	16,505	(16,505)	X	-
Effect of business combinations and disposals	-	3,077	-	3,077
Effect of any plan curtailments	-	-	X	-
Effect of any plan settlements	-	-	X	-
Other changes	509	87,778	14,791	103,078
Closing balance	(379,868)	170,289	209,579	-

10.5.2c Changes in net defined liability (asset) and reimbursement rights during the year: total

	31 12 2024
		B (+)	C (+)	D=A+B+C
	A (-)	Present value of	Effect of asset	Net defined benefit
Item/Amount	Plan assets	DBO	ceiling	liability (asset)
Internal funds	-	3,255	-	3,255
External funds	(372,568)	160,501	212,067	-
Total defined benefit funds	(372,568)	163,756	212,067	3,255

	31 12 2023
		B (+)	C (+)	D=A+B+C
	A (-)	Present value of	Effect of asset	Net defined benefit
Item/Amount	Plan assets	DBO	ceiling	liability (asset)
Internal funds	-	3,381	-	3,381
External funds	(379,868)	170,289	209,579	-
Total defined benefit funds	(379,868)	173,670	209,579	3,381

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

10.5.3 Information on the fair value of plan assets

	31 12 2024
	Internal pension plans		External pension plans
	Listed in active	Not listed in active	Listed in active	Not listed in active
Item	markets	markets	markets	markets
Cash and cash equivalents	-	-	109,150	-
of which: used by the Bank	-	-	-	-
Equity instruments	-	-	37,191	-
of which: used by the Bank	-	-	-	-
Debt instruments	-	-	143,729	-
of which: used by the Bank	-	-	-	-
Real estate	-	-	-	36,224
of which: used by the Bank	-	-	-	-
Derivatives	-	-	-	-
UCITS	-	-	46,274	-
Asset-backed securities	-	-	-	-
Structured debt	-	-	-	-
Total	-	-	336,344	36,224
of wich:
own instruments/assets used by the Bank	-	-	-	-

The table shows, for funded defined benefit plans, the total amount of plan assets. In particular, the assets refer to the following funds:

•	Cassa di Previdenza Aziendale for Monte dei Paschi di Siena employees, defined benefit section,

•	Pension Fund for personnel of the Parent Company of the London branch,

•	Monte dei Paschi di Siena Pension Fund Section B.

All funds are in excess of existing obligations at the end of the financial year.

BANCA MONTE DEI PASCHI DI SIENA

	31 12 2023
	Internal pension plans		External pension plans
	Listed in active	Not listed in active	Listed in active	Not listed in active
Item	markets	markets	markets	markets
Cash and cash equivalents	-	-	110,623	-
of which: used by the Bank	-	-	-	-
Equity instruments	-	-	32,325	-
of which: used by the Bank	-	-	-	-
Debt instruments	-	-	150,659	-
of which: used by the Bank	-	-	-	-
Real estate	-	-	-	41,454
of which: used by the Bank	-	-	-	-
Derivatives	-	-	-	-
UCITS	-	-	44,807	-
Asset-backed securities	-	-	-	-
Structured debt	-	-	-	-
Total	-	-	338,414	41,454
of wich:
own instruments/assets used by the Bank	-	-	-	-

10.5.4 Key actuarial assumptions used

	31 12 2024		31 12 2023
	Defined benefit funds		Defined benefit funds
Key actuarial assumptions/percentages	Internal pension plans	External pension plans	Internal pension plans	External pension plans
Discount rates	2.86%	3.67%	3.52%	3.32%
Expected rates of salary increases	2.00%	2.22%	1.00%	1.76%

A discount rate of 2.86% was used for internal plans and of 3.67% for external ones (2.99% for the Provision for severance pay, see table 9.2b), calculated as a weighted average of interest rates in EUR Composite AA yield curve as at 31 December 2024, using, as weights, the ratio between the amount paid/paid in advance for each maturity and the total amount to be paid/paid in advance to the exhaustion of the population considered. The EUR Composite AA curve is obtained daily through the Bloomberg information provider and refers to a basket of securities issued by “investment grade” Corporate issuers included in the “AA” rating class resident in the Eurozone and belonging to different sectors, including Utility, Telephone, Financial, Bank and Industrial. The curve expresses the market yields of the securities of leading companies in the country where the Bank operates, in line with IAS 19.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

10.5.5 Information on amount, timing and uncertainty of cash flows

		31 12 2024
Actuarial assumption	Change in DBO	Change (%) in DBO
Discount rate
Increase of 0.25%	(4,458)	-2.72%
Decrease of 0.25%	4,310	2.63%
Expected average rate of revaluation
Increase of 0.25%	2,581	1.58%
Decrease of 0.25%	(2,944)	-1.80%

		31 12 2023
Actuarial assumption	Change in DBO	Change (%) in DBO
Discount rate
Increase of 0.25%	(370)	-0.21%
Decrease of 0.25%	4,310	0.28%
Expected rates of salary increases
Increase of 0.25%	668	0.38%
Decrease of 0.25%	(1,110)	-0.64%

10.5.6 Plans covering multiple employers

The table in this section was not completed since there are no plans covering multiple employers to report for either the current or previous year.

10.5.7 Defined benefit plans sharing risks among entities under common control

The table in this section was not completed since there are no defined benefit plans sharing risks among entities under common control to report for either the current or previous year.

BANCA MONTE DEI PASCHI DI SIENA

10.6 Provisions for risks and charges: other provisions

	Total	Total
Items/Amounts	31 12 2024	31 12 2023
Legal and tax disputes	467,692	463,656
- Revocatory	13,943	17,044
- Other legal disputes	441,736	429,306
- Tax disputes	12,013	17,306
Personnel charges	43,227	66,027
- Job disputes	14,119	39,504
- Leaving incentives	915	406
- Other	28,193	26,117
Other	256,009	278,763
- Risks related to the sale of business units	5,672	5,878
- Charges due to corporate restructuring	2,492	1,440
- Payments to financial advisors	2,810	2,541
- Compensations due to credit sale operations	104,658	132,520
- Charges for embezzlement	734	1,887
- Claims and Court agreements	11,182	13,795
- Compensation iniziative connected to the offers of diamonds	1,720	2,156
- Claw back clause (IFRS 15)	14,234	16,692
- Customer reimbursement	6,268	5,617
- Estimated legal fees for legal assistance services	30,804	32,320
- Other	75,435	63,917
Total	766,928	808,446

The amount of EUR 104.6 mln recognised in the line “Onerous contracts” represents the provision allocated to cover risks related to contractual guarantees issued as part of derisking transactions of non-performing loans.

The EUR 28.2 mln recognised in the line ‘Personnel Expenses - Other’ includes the allocation for the personnel incentive scheme.

10.7 Contingent liabilities

Typology	31 12 2024	31 12 2023
Legal and tax disputes	1,725,950	1,893,799
Revocatory	5,424	5,397
Other legal disputes	1,697,250	1,863,928
Tax disputes	23,276	24,475
Personnel charges	12,521	16,140
Job disputes	12,521	16,140
Others	271,817	249,513
Total	2,010,288	2,159,452

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

A contingent liability is defined as i) a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not totally under control, or ii) a current obligation that arises from past events but is not recognised because use of resources aimed at producing economic benefits will likely not be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Contingent liabilities are not subject to recording but, if deemed “possible”, are solely subject to disclosure. Conversely, contingent liabilities that are deemed to be of “remote” likelihood do not require any disclosure, pursuant to the provisions of IAS 37. Hence, the table above shows only “possible” liabilities.

Similar to “probable” liabilities, contingent liabilities are also monitored because they may, over time, become “remote” or “probable”, with the need, in the latter case, to make the necessary provisions.

In this context, it should be noted that the classification of contingent liabilities and the relative amount is based on non-objective judgements that require recourse to sometimes extremely complex estimation procedures; therefore, they may be subject to redetermination over time.

Specifically, in reference to the dispute, the table shows the relief sought, where quantified; this value cannot be considered a measurement of the expected disbursement in accordance with IAS 37. In fact, the Bank does not deem it practical to provide an estimate of the expected disbursement, as the calculation would be complex and onerous.

For further details, please refer to Section 1.5 “Operational risks” of Part E in the Notes to the Financial Statements.

Section 11 - Redeemable shares - Item 120

The tables in this section have not been completed as no data is present for the current financial year or for the previous financial year.

BANCA MONTE DEI PASCHI DI SIENA

Section 12 - Corporate assets - Items 110, 130, 140, 150, 160, 170, 180

12.1 “Share capital” and “Treasury shares”: breakdown

12.1.a “Share capital” breakdown

				(in units of Eur)
	31 12 2024		31 12 2023
	Implied	Par value of	Implied	Par value of
	par value	fully paid	par value	fully paid
Items/Amounts	share	shares	share	shares
Ordinary shares	5.92	7,453,450,788	5.92	7,453,450,788
Total		7,453,450,788		7,453,450,788

On 6 June 2011 the Bank’s Extraordinary Shareholders’ Meeting resolved that indication of the nominal value of the classes of shares be eliminated; accordingly, as at 31 December 2011, the so-called “Implied nominal value” is indicated, which is obtained by dividing the total share capital amount by the number of shares in the same category, outstanding at the reference date.

Ordinary shares are registered and indivisible. Each share entitles to one vote. Information on the number of fully paid-up shares can be found in the notes to Table 12.2, “Share capital – number of shares: annual changes”.

At the reporting date, the Bank’s share capital amounted to EUR 7,453,450,788, represented by 1,259,689,706 ordinary shares without a nominal value, all outstanding.

12.1.b “Treasury shares”: breakdown

As at 31 December 2024, as in the financial year used for comparison, the Bank held no treasury shares.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

12.2 Share capital - Number of shares: annual changes

	31 12 2024	31 12 2023
Item/Type	Ordinary	Ordinary
A. Shares outstanding as at the beginning of the year	1,259,689,706	1,259,689,706
- fully paid	1,259,689,706	1,259,689,706
- not fully paid	-	-
A.1 Treasury shares (-)	-	-
A.2 Shares outstanding: opening balance	1,259,689,706	1,259,689,706
B. Increases	-	-
B.1 New issuances	-	-
- Against payment:	-	-
- Business combinations	-	-
- Bond converted	-	-
- warrants exercised	-	-
- other	-	-
- without payment:	-	-
- to employees	-	-
- to directors	-	-
- other	-	-
B.2 Sale of treasury shares	-	-
B.3 Other increases	-	-
C. Decreases	-	-
C.1 Cancellation	-	-
C.2 Purchase of treasury shares	-	-
C.3 Business transferred	-	-
C.4 Other decreases	-	-
D. Shares outstanding: closing balance	1,259,689,706	1,259,689,706
D.1 Treasury shares (+)	-	-
D.2 Shares outstanding as at the end of the year	1,259,689,706	1,259,689,706
- fully paid	1,259,689,706	1,259,689,706
- not fully paid	-	-

12.3 Share capital: other information

There is no other information to report than that stated in the previous sections.

12.4 Retained earnings: other information

In accordance with the provisions of IAS 1, paragraph 79 - letter b), and Article 2427, paragraphs 7-bis and 22-septies of the Italian Civil Code, the following information is provided below

•	a summary of shareholders' equity items broken down according to their origin with an indication of theirpossibility of utilisation and distributability, as well as their utilisation in the previous five financial years;

•	the proposed allocation of profits or coverage of losses for the year.

BANCA MONTE DEI PASCHI DI SIENA

12.4 b Information on Equity items under art. 2427 par. 7 bis of the Italian Civil Code

						Amounts used in
				Under tax	Available	the last 5 years
		Note	31 12 2024	suspension	for use	to cover losses
	Equity instruments measured at fair value through other comprehensive income		(14,167)
	Financial assets (other than equity instruments) measured at fair value through other comprehensive income		(29,852)
	Cash flow Hedges	(1)	24,316
110 Valuation reserves	Non current assets and disposal groups	(1)	5,570
	Exchange differences	(1)	4,395
	Actuarial gains (losses) on defined benefit plans		(46,678)
	Valuation reserve of own credit risk	(1)	104,046
	Valuation reserve on tangible assets	(1)	4,925
	Valuation reserves		52,555
130 Equity Instruments	Equity instruments		-
	- Legal Reserve		202,153		B
	- Statutory reserves		303,229		ABC
	- Extraordinary reserve		485,045		ABC
	Reserve ex art.26 DL 104-2023 on extra-profits	(2)	308,881		AB
	- Reserve ex art 6 lett a) D.lgs. 38/05 (fair value option)	(3)	52,697		B
140 Riserve	Merger surplus		501,211		ABC	130,573
	- Adjustment AMCO spin-off reserve					196,187
	"Reserve of retaining earning as at 30 June 2022"					96,965
	- Reserve of equity instruments classified to other comprehensive income reserve transfered to other component of equity		1,188		ABC
	- Other reserves		1,154		ABC
	Reserve		1,855,557			423,725
150 Share premium reserve	Share premium reserve		-	-
160 Share capital	Share capital		7,453,451			4,240,893
170 Treasury shares	Treasury shares		-	-		-
180 Profit (Loss) for the year	Profit (Loss) for the year		1,922,898	-		-
Total shareholders' equity			11,284,460	-		4,664,618

key

A)	For capital increase
B)	To cover losses
C)	For distribution to shareholders

Notes:

1)	The reserve is unavailable pursuant to art. 6 of Italian Legislative Decree no. 38/2005;
2)	The reserve pursuant to Article 26, paragraph 5-bis of Decree-Law 104/2023 can be made available for:(A) capital increase through a bonus issue in case of a subsequent distribution to shareholders through a capital reduction due to redundant stock; – albeit with an obligation to pay the tax required by Article 26 paragraph 4 of Decree-Law 104/2023, plus accrued interest –(B) coverage of losses, albeit with an obligation to transfer the special restriction to other profit or equity reserves. In case of distribution to shareholders, also partial, albeit with an obligation to pay the tax required by Article 26 paragraph 4 of Decree-Law 104/2023, plus accrued interest.
3)	The reserve can be used to cover losses for the year only after the available profit reserves and the legal reserve have been used in accordance with Article 6 of Legislative Decree No. 38/05. This is then replenished by provisioning profits from subsequent years.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

12.4.c Proposal to cover losses under art. 2427, par. 22-septies of the Italian Civil Code

Dear Shareholders:

You have been called to the Ordinary Shareholders’ Meeting to resolve upon the following topic put on the agenda under point 1):

1.1) approval of 2024 Parent Company’s financial statements;

Pursuant to article 2364 of the Italian Civil Code and in articles 13 and 30 of the By-laws of Banca Monte dei Paschi di Siena S.p.A. (the “Bank” or the “Parent Company”), the Shareholders’ Meeting is called to approve the Bank’s financial statements for the year ended on 31 December 2024, which show a EUR 1,922,898,241.70 net profit for the year.

Moreover, the Shareholders’ Meeting is presented with the consolidated financial statements of Monte dei Paschi di Siena Group as at 31 December 2024, which closed with a net profit of EUR 1,950,623,209, of which EUR 1,950,783,031 pertaining to the Parent Company.

1.2) profit allocation and dividend distribution to Shareholders.

As anticipated on 6 February 2025, the Bank’s Board of Directors informed the market about the distribution of the dividend. On 6 March 2025, the Board of Directors resolved to propose to the Shareholders’ Meeting the payment of a dividend under the terms and conditions outlined below.

With reference to this proposed dividend payout to Shareholders, it should be noted that in December 2024 the European Central Bank removed the requirement for prior authorisation from the Supervisory Authority for the distribution of dividends19.

It is therefore proposed that the Shareholders’ Meeting resolve on the distribution of the net profit for the year 2024, according to the allocation showed below, in compliance with the laws and regulations in force.

In this regard, please note that:

•	art. 2430 of the Italian Civil Code states that an amount corresponding to at least the twentieth part of the annual net profits must be deducted from them to constitute the legal reserve, until the latter has reached one-fifth of the share capital;

•	art. 31 of the Bank’s By-laws states that: “the net profits resulting from the financial statements are assigned as follows:

a.	10% to the legal reserve, until this reaches the amount of 1/5 of the share capital;

b.	to the creation and growth of a statutory reserve for no less than 15% and at least 25%once the legal reserve has reached the amount of 1/5 of the share capital.

The residual net profits are available to the Shareholders’ Meeting for distribution to Shareholders and/or for the creation and growth of other reserves”.

•	art. 6 of Legislative Decree no. 38/2005 states that profits for the year may not be distributed to the extent of the capital gains that are recognised in the income statement, net of the relevant tax burden, and other than those relating to financial trading instruments if they result from the financial statement – and to foreign exchange and hedging transactions, resulting from the application of the fair value or equity method (paragraph 1, letter a) and that the profits corresponding to such capital gains are recognised in an unavailable reserve (paragraph 2).

Accordingly, it is proposed to allocate the net profit for the year 2024 as follows:

i.	to legal reserve of an amount equal to 10% of the accrued profit corresponding to EUR 192,289,824.17 pursuant to art. 31 of the By-laws;

ii.	to statutory reserve for an amount equal to 15% of the accrued profit corresponding to EUR 288,434,736.26, pursuant to art. 31 of the By-laws;

iii.	to unavailable reserve for an amount equal to EUE 19,970,421.59, pursuant to art. 6 of Legislative Decree no. 38/2005;

iv.	to the Shareholders, with distribution of a unit dividend of EUR 0.86 for each outstanding share, eligible for the payment of dividends, for a total maximum amount of EUR 1,083,333,147.16;

v.	to extraordinary reserve for the remaining profit of EUR 338,870,112.52.

19   See press release of 11 December 2024 https://www.gruppomps.it/media-e-news/comunicati/cs-11-12-2024.html

BANCA MONTE DEI PASCHI DI SIENA

If this proposal is approved, the consolidated capital requirements would show a Common Equity Tier 1 Ratio of 18.2% and a Total Capital Ratio of 20.5%, both amply meeting the requirements of the competent Authorities.

Pursuant to the laws and regulations in force, it is proposed that the distribution of the dividend takes place with the following methods and timing:

•	ex-coupon date: 19 May 2025;

•	payment day: 21 May 2025.

Pursuant to art. 83-terdecies of Legislative Decree no. 58/1998, as subsequently amended (“TUF”), those who are shareholders on the basis of the accounting records as at the end of the accounting day of 20 May 2025 (record date) will be entitled to receive the dividend.

If the formulated proposal obtains your approval, the shareholders’ equity of Banca Monte dei Paschi di Siena S.p.A. will be as indicated in the table below:

(in EUR millions)

Net Equity	2024 Financial Statement	Changes	Pro-forma Net equity in the 2024 Financial Statement after Shareholders’ Meeting resolutions and dividend payment
Capital	7,453	-	7,453
Reserves	1,855	840	2,695
Valuation Reserves	53	-	53
Profit (loss) for the year	1,923	(1,923)	-
Total	11,284	(1,083)	10,201

Siena, 5 March 2025

the Board of Directors

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

12.5 Equity instruments: breakdown and annual changes

This section is not provided because as at 31 December 2024, as in the previous year, the Bank did not hold any equity instruments.

12.6 Other informations

There is no other information to report than that reported in the previous sections.

Other information

1 Commitments and financial guarantees given (other than those measured at fair value)

	31 12 2024
				Purchased
				or originated
				credit impaired
				financial		Total
Nominal Amount	Stage 1	Stage 2	Stage 3	assets	Total	31 12 2023
Commitments to disburse funds	35,211,986	614,553	392,534	245	36,219,318	34,703,160
a) Central banks	30,000	-	-	-	30,000	-
b) Public entities	976,881	-	-	-	976,881	524,879
c) Banks	1,621,900	-	13,510	-	1,635,410	1,538,228
d) Other financial companies	11,007,773	1,756	533	-	11,010,062	9,449,894
e) Non-financial companies	20,146,472	333,077	362,948	245	20,842,742	21,302,369
f) Families	1,428,960	279,720	15,543	-	1,724,223	1,887,790
Financial guarantees given to	4,241,522	662,467	229,730	8,696	5,142,415	4,891,490
a) Banks	60	-	-	-	60	60
b) Public entities	47,152	91	-	-	47,243	43,379
c) Banks	482,529	-	-	-	482,529	479,590
d) Other financial companies	83,039	4,880	666	-	88,585	101,772
e) Non-financial companies	3,580,950	648,822	227,750	8,696	4,466,218	4,179,093
f) Families	47,792	8,674	1,314	-	57,780	87,596
Total	39,453,508	1,277,020	622,264	8,941	41,361,733	39,594,650

BANCA MONTE DEI PASCHI DI SIENA

2 Other commitments and guarantees given

Nominal value
	31 12 2024	31 12 2023
Other guarantees given to	2,837	12,911
of which: non-performing exposures	-	-
a) Central Banks	-	-
b) Public entities	-	-
c) Banks	737	6,778
d) Other financial companies	2,100	6,133
e) Non-financial companies	-	-
f) Families	-	-
Other commitments	-	-
of which: non-performing exposures	-	-
a) Central Banks	-	-
b) Public entities	-	-
c) Banks	-	-
d) Other financial companies	-	-
e) Non-financial companies	-	-
f) Families	-	-
Total	2,837	12,911

The table shows, at the line “Other guarantees given”, the maximum risk resulting from the failure to comply with the representations and warranties issued by the Bank in the context of the transactions for derisking of non-performing loans and not yet matured at this reporting date.

3 Assets pledged as collateral for liabilities and commitments

Portfolios	31 12 2024	31 12 2023
1. Financial assets measured at fair value through profit or loss	1,145,240	1,924,188
2. Financial assets measured at fair value through other comprehensive income	1,152,425	1,169,062
3. Financial assets measured at amortised cost	38,025,698	37,065,289
4. Property, plant and equipments	-	-
of which: inventories of tangible assets	-	-

The table summarises the assets pledged by the Bank as collateral for its liabilities, mainly represented by repurchase agreements. The amount indicated in line “3. Financial assets measured at amortised cost” includes approx. EUR 20.5 bn related to mortgage loans transferred to the vehicles MPS Covered Bond S.r.l. and MPS Covered Bond 2 S.r.l. under the two programs for the issue of covered bonds and approximately EUR 11.4 bn relative to mortgage loans granted with guarantee at the Eurosystem (ABACO).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

4 Asset management and trading on behalf of third parties

Amount
31 12 2024
1. Trading of financial instruments on behalf of third parties
a) Purchases	14,264,100
1. Settled	14,264,100
2. Unsettled	-
b) Sales	11,335,508
1. Settled	11,335,508
2. Unsettled	-
2. Asset management accounts
a) individual	4,979,730
b) collective	-
3. Custody and administration of securities
a) third party securities on deposit associated with custodian bank transactions (excluding asset management)	-
b) Other third party securities on deposit (excluding asset management)	59,556,787
1. Securities issued by companies included in consolidation	42,068
2. Other securities	59,514,719
c) third party securities deposited with third parties	46,310,988
d) own securities deposited with third parties	25,080,341
4. Other transactions	28,494,989

5 Financial assets subject to offsetting, enforceable offsetting framework arrangements and similar agreements

			Net amount
		Amount of	of financial	Related amounts not subject to
		financial liabilities	assets recognised	balance sheet offsetting
	Gross amount	offset in	in the	Financial	Deposits of	Net amount
	of financial	balance sheet	balance sheet	instruments	cash collateral	(f=c-d-e) 31	Net amount
Type	assets (a)	(b)	(c=a-b)	(d)	received (e)	12 2024	31 12 2023
1. Derivatives	8,265,196	5,939,912	2,325,284	625,138	-	1,700,146	1,476,495
2. Repurchase agreements	7,891,637	-	7,891,637	7,834,765	-	56,872	58,512
3. Securities lending	-	-	-	-	-	-	-
4. Other	-	-	-	-	-	-	-
Total as at 31 12 2024	16,156,833	5,939,912	10,216,921	8,459,903	-	1,757,018	X
Total as at 31 12 2023	17,141,757	7,165,734	9,976,023	7,743,684	697,332	X	1,535,007

BANCA MONTE DEI PASCHI DI SIENA

6 Financial liabilities subject to offsetting, enforceable framework offsetting agreements and similar agreements.

		Amount of	Net amount of	Related amounts not subject to
		financial	financial liabilities	balance sheet offsetting
	Gross amount	assets offset in	recognised		Deposits of	Net amount
	of financial	balance sheet	in the balance	Financial	cash collateral	(f=c-d-e) 31	Net amount
Type	liabilities (a)	(b)	sheet	instruments (d)	received (e)	12 2024	31 12 2023
1. Derivatives	7,208,877	5,939,912	1,268,965	683,927	355,169	229,869	246,359
2. Repurchase agreements	7,449,724	-	7,449,724	7,449,724	-	-	46,472
3. Securities lending	-	-	-	-	-	-	-
4. Other	-	-	-	-	-	-	-
Total as at 31 12 2024	14,658,601	5,939,912	8,718,689	8,133,651	355,169	229,869	X
Total as at 31 12 2023	15,083,824	7,165,734	7,918,090	7,201,681	423,578	X	292,831

The two tables above provide the disclosure required by IFRS 7 concerning financial instruments which:

•	were offset in the balance sheet pursuant to IAS 32;

•	could potentially be offset, given certain conditions, but presented in the balance sheet as open balances as they are governed by “framework offsetting agreements or similar agreements” which do not meet the criteria established in IAS 32 for offsetting.

The EUR 5,940 mln offset presented in the columns “Financial assets set off (b)” columns “Financial liabilities set off (b)” refers almost exclusively to OTC derivatives entered into by the Parent Company by indirect access with central counterparties.

These derivatives are shown as a decrease in the following balance sheet items:

•	20. Financial assets measured at fair value through profit and loss (a) Financial assets held for trading – set off by EUR 5,559 mln;

•	50. Hedging derivatives with a positive fair value – set off by EUR 381 mln;

•	20. Financial liabilities held for trading - set off by EUR 5,530 mln;

•	40. Hedging derivatives with a negative fair value – set off by EUR 410 mln.

For the purposes of reconciliation of the amounts shown in the column (c) “net amount of financial assets/liabilities recognised in the balance sheet” with the opening balances shown in “Part B – Information on the balance sheet”, it should be noted that:

•	the amount related to both trading and hedging derivative financial instruments, aided by netting agreements or similar, is represented in asset items 20 a) “Financial assets held for trading” and 50 “Hedging derivatives” and in liability items 20 “Financial liabilities held for trading” and 40 “Hedging derivatives”;

•	the amount related to repurchase agreements subject to netting agreements or similar is shown in line “Repurchase agreements/Reverse repurchase agreements” in the tables containing a breakdown of asset item 40 “Financial assets measured at amortised cost” and liability item 10 “Financial liabilities measured at amortised cost”.

The Bank discloses the following instruments that can potentially be set off upon certain events occurring, presented in the “Related amounts not subject to offsetting” columns:

•	with regard to derivatives: “ISDA Master Agreement” and netting agreements with clearing houses;

•	with regard to repurchase agreements and reverse repurchase agreements: framework “Global Master Repurchase Agreements (GMRA)” and netting agreements with the “Cassa di Compensazione e Garanzia” (CC&G);

•	with respect to securities lending transactions: “Global Master Securities Lending Agreements (GMSLA)”.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part B - Information on the balance sheet

The effects of potentially setting off:

•	the book value of financial assets and liabilities are stated in column (d) “Financial instruments”, alongside the fair value of financial collateral represented by securities;

•	the exposure, alongside cash collateral, is shown in column (e) “Cash deposits received/given as collateral”.

It should also be noted that:

•	the standard also requires the effects of the financial collateral (including cash collateral) received and given to be taken into account;

•	with regard to securities lending transactions, in these tables transactions involving the payment of cash collateral fully owned by the lender are included in the item “Repurchase agreements”;

•	the repurchase agreements are recognised in the tables at amortised cost, while the financial collateral and derivative transactions are reported at their fair value.

In accordance with the compilation methods shown, agreements for the netting of financial instruments and related financial collateral significantly reduce counterparty credit/debt exposure, as indicated in column (f) “Net amount”.

7 Securities lending transactions

The Bank, as borrower, has not carried out securities lending transactions guaranteed by other securities or securities lending transactions with customers.

8 Information on joint control activities

At the reporting date, as in the previous financial year, there were no jointly controlled arrangements qualifying as “joint operations” within the meaning of IFRS 11, according to which the parties with joint control have rights to the assets and obligations to the liabilities of the arrangement.

BANCA MONTE DEI PASCHI DI SIENA

Part C - Information on the Income Statement

Section 1 - Interest income/expense - Items 10 and 20

1.1 Interest income and similar revenues: breakdown

	Debt		Other	Total	Total
Item/Type	securities	Loans	transactions	31 12 2024	31 12 2023
1. Financial asset measured at fair value through profit and loss	65,981	4,750	102	70,833	54,242
1.1 Finanicial asset held for trading	57,964	585	102	58,651	42,515
1.2 Financial assets designated at fair value	-	-	-	-	-
1.3 Financial assets mandatorily measured at fair value	8,017	4,165	-	12,182	11,727
2. Financial asset measured at fair value through other comprehensive income	42,085	-	X	42,085	45,856
3. Financial assets measured at amortised cost	311,625	3,487,355	X	3,798,980	3,570,959
3.1. Loans to banks	28,363	92,925	X	121,288	123,179
3.2 Loans to customers	283,262	3,394,430	X	3,677,692	3,447,780
4. Hedging derivatives	X	X	103,742	103,742	106,100
5. Other assets	X	X	633,219	633,219	530,503
6. Financial liabilities	X	X	X	3	604
Total	419,691	3,492,105	737,063	4,648,862	4,308,264
of which interest income on credit impaired assets	-	101,752	-	101,752	82,617
of which interest income on financial leasing	-	198,153	-	198,153	199,744

Line 4 “Hedging derivatives”, in the “Other transactions” column, includes the spread related to hedging derivatives rectifying the interest income recognised on the hedged financial instruments under assets.

Line 5 “Other assets”, column “Other transactions”, shows the interest accrued on sight deposits and current accounts with central banks classified under the item “Cash and cash equivalents” for EUR 488.7 mln (EUR 437.1 mln at 31 December 2023). The same item also includes accrued interest income on tax credits in the amount of EUR 109.0 mln (EUR 56.2 mln as at 31 December 2023).

Interest income, calculated for financial assets measured at amortised cost under the effective interest rate method, is entered in different columns based on the original ‘technical form’. The amount accrued during the financial year for positions that are classified as “non-performing” as at the reporting date totalled EUR 101.8 mln (EUR 82.6 mln as at 31 December 2023).

Interest on arrears is posted to net interest income only for the portion actually collected.

For a trend analysis of the concerned items, reference should be made to the Report on Operations.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part C - Information on the Income Statement

1.2 Interest income and similar revenues: other information

1.2.1 Interest income from financial assets denominated in foreign currency

Interest income from financial assets denominated in foreign currency for 2024 amounted to EUR 43.8 mln as compared to EUR 42.7 mln in 2023.

1.3 Interest expense and similar charges: breakdown

			Other	Total	Total
	Deposits	Securities	transactions	31 12 2024	31 12 2023
1. Fiancial liabilities measured at amortised cost	(1,887,940)	(472,939)	-	(2,360,879)	(1,999,934)
1.1 Due to Central banks	(370,709)	X	X	(370,709)	(540,576)
1.2 Due to banks	(191,164)	X	X	(191,164)	(212,461)
1.3 Due to customers	(1,326,067)	X	X	(1,326,067)	(864,482)
1.4 Debt securities issued	X	(472,939)	X	(472,939)	(382,415)
2. Financial liabilities held for trading	-	-	-	-	(2,144)
3. Financial liabilities designated at fair value	-	(4,736)	-	(4,736)	(4,507)
4. Other liabilities	X	X	(125)	(125)	(138)
5. Hedging derivatives	X	X	(104,081)	(104,081)	(205,004)
6. Financial assets	X	X	X	(319)	(519)
Total	(1,887,940)	(477,675)	(104,206)	(2,470,140)	(2,212,246)
of which interest debt for leasing	4,520	-	-	4,520	4,516

Line 1.1 “Due to central banks” includes interest on the Bank’s refinancing transactions with the ECB amounting to EUR 370.7 mln, down from EUR 540.6 mln of previous year following the completion of TLTRO repayments in June 2024 and the reallocation of funding in MRO and LTRO auctions.

Lines 1.2, “Due to banks” and 1.3, “Due to Customers”, in the “Deposits” column, include interest on payables under repurchase agreements on: treasury securities recognised in the balance sheet or securities not recognised in the balance sheet obtained through repo transactions or from self-securitisations without derecognition.

The increase in interest paid shown in line 1.3 “Due to customers” is due to the higher interest expense on customer borrowings, especially in the first half of 2024.

Line “1.4 Debt securities issued” indicates the interest expense accrued during the financial year on bonds and certificates of deposit valued at amortised cost; the increase over last year is related to the two new issues in March and November 2024.

Line 5 “Hedging derivatives”, in the “Other transactions” column, includes the spreads for hedging derivatives providing a correction for the interest expense recognised on hedged fixed-rate commercial funding and bonds.

Line 6. “Financial assets” highlights the negative interest accrued on financial assets.

For a trend analysis of the concerned items, reference should be made to the Report on Operations.

BANCA MONTE DEI PASCHI DI SIENA

1.4 Interest expense and similar charges: other information

1.4.1 Interest expense on liabilities denominated in foreign currency

Interest expense on liabilities denominated in foreign currency for 2024 amounted to EUR 13.6 mln as compared to EUR 9.1 mln in 2023.

1.5 Spreads on hedging transactions

	Total	Total
Items	31 12 2024	31 12 2023
A. Positive spreads on hedging transactions	112,184	124,881
B. Negative spreads on hedging transactions	(112,523)	(223,784)
C. Balance (A+B)	(339)	(98,903)

2024 ANNUAL REPORT - Notes to the separate financial statements - Part C - Information on the Income Statement

Section 2 - Fee and commission income/expense - Items 40 and 50

2.1 Fee and commission income: breakdown

	Total	Total
Type of service / Amount	31 12 2024	31 12 2023
a) Financial insturments	118,410	113,838
1. Placement of securities	32,309	37,751
1.1 Underwriting on the basisi of an irrevocable commitment	16,852	24,105
1.2 without irrevocable commitment	15,457	13,646
2. Reception and trasmission of orders	21,228	21,518
2.1 RReception and trasmission of orders of financial instruments	20,298	19,635
2.2 Execution of orders on behalf of customers	930	1,883
3. Other commission income related to activities linked to financial instruments	64,873	54,569
of which: proprietary trading	14,744	15,109
of which: individual portfolio management	50,129	39,460
b) Corporate Finance	8,208	7,798
1. M&A fees	-	-
2. Treasury services	8,208	7,752
3. Other fees and commission income related to Corporate finance activities	-	46
c) Investment advisory activities	3,347	2,641
d) Clearing and settlement	147	285
e) Custody and administration of securities	5,770	5,482
1. custodian bank	-	-
2. Other fees and commission income related to Custody and administration activities	5,770	5,482
f) Central administrative services for collective portfolio management	-	-
g) Trustee business	-	-
h) Payment services	500,205	493,135
1. Current accounts	212,706	214,268
2. Credit cards	64,301	66,365
3. Debit cards and other card payments	76,993	74,545
4. Transfers and other payment orders	85,811	66,683
5. Other fees and commission income related to payment services	60,394	71,274
i) distribution of third-party services	613,694	484,593
1. Collective portfolio management	372,668	277,243
2. Insurance products	191,881	177,376
3. Other producst	49,145	29,974
of which: individual portfolio management	-	-
j) Structured Finance	-	-
k) Securitisation servicing activities	44	66
l) Loan commitments given	172,928	173,214
m) Financial guarantees	57,872	49,019
of which: credit derivatives	-	-
n) Lending transactions	72,623	77,490
of which: factoring services	16,604	15,070
o) Currency trading	3,678	3,546
p) Commodities	-	-
q) Other fees and commission income	38,522	52,015
of which: management of sharign multilateral trading facilities	-	-
of which: management of organized trading systems	-	-
Total	1,595,448	1,463,122

Line q) “Other fee and commission income” includes EUR 10.2 mln related to leasing operations, EUR 12.8 mln related to the preliminary investigation of tax credits and to the recovery of expenses incurred by the Bank for the finalisation of transactions, and finally EUR 3.6 mln of agency fees for the role held by the Bank as lead/agent of syndicated loans.

BANCA MONTE DEI PASCHI DI SIENA

For an analysis of the fee and commission income and for the disclosure on disaggregation of revenues, as required by IFRS 15.114-115, please refer to Part C of the Notes to the Consolidated Financial Statements, which outlines the trend in fees and commissions for each of the operating segments identified by activity type.

The disclosure for performance obligations is provided for the main services offered by the Bank, in accordance with IFRS 15.113 and 119:

•	collection and payment services, including the offer to customers of credit and debit cards issued by the Bank. For these services, the customer pays an annual fee in advance for the administrative management of the card, recognised over time, as well as fees calculated on the individual transactions linked to the card’s configuration, which, if not included in the annual fee, are recognised at a point in time as linked to the individual performance obligation carried out at a specific time; collection and payment services also include all foreign currency trading services, as well as other generic collection services that entail the collection of fees against the performance obligation made at consumption and recognised at a point in time;

•	administration of current accounts. Within this context, the fees received for various products offered to customers may include a periodic fee for the current account management service (that may or may not include a package of services), as well as fees received on individual transactions performed by customers that are not included in the annual fee. The first type of fee refers to a performance obligation fulfilled over time, while the second refers to services performed at a specific time and compensated separately from the quarterly fee, and which are structured as a performance obligation fulfilled at a point in time;

•	distribution of third-party products and services based on partnership agreements with external counterparties, for which placement commissions are collected, recorded at a point in time as they are compensation for the intermediation performance obligation provided by the Bank, and continuing commissions connected to the administrative management of the customer in the network, recorded over time, as they represents compensation for the performance obligation rendered over the course of the investment’s duration. Some distribution agreements also include variable commissions, recognised by external counterparties upon achieving certain placement volumes or other annual metrics envisaged in the distribution agreements. Based on the various contractual provisions and in accordance with provisions contained in IFRS 15, if conditions apply in the interim periods, analyses are carried out in order to determine if there are conditions that allow the advance accounting of the revenue or a portion thereof. The advance recognition is carried out exclusively if it is highly likely that, once the uncertainty has been resolved, there is no downward adjustment of the recorded amount. Lastly, some contracts contain claw-back clauses, which entail, in the event certain conditions apply, the full or partial reimbursement of placement commissions previously recognised upon execution of the initial performance obligation (i.e. point in time): in this case, the claw-back clause represents a variable component of the transaction price, since the amount recognised upon product placement is not definitive, but will depend on future events that are beyond the control of the Bank. In such situations the amount of the commissions that could potentially be subject to restitution is estimated, charging the amount that is expected to be returned to the third party to a specific risk provision; the income that is posted to the income statement is equal to the amount recognised against the performance obligation for the placement activity carried out during the financial year, net of the amount set aside in the provision;

•	individual portfolio management, in the context of assets linked to financial instruments, which mainly include management fees, calculated with a percentage proportional to the assets under management, recognised over time as they compensate a service rendered over time.

•	complex financial services including consultancy, advisory/asseveration/underwriting and order collection. The contracts may provide for various types of fees and commissions associated with the various services offered. Some of these are linked to activities performed throughout the contract’s duration (over time) and paid by the customer regardless of the outcome of the activities, while others are services for which the customer pays only if certain identified events occur, therefore, they are connected to services provided at a specific point in time. The first type of fee, associated with a performance obligation over time, is recognised throughout the contract’s duration, while the second is recorded when the event occurs, as it represents compensation for a performance obligation carried out at a point in time;

With regard to the revenue breakdown (IFRS 15.116-118), it should be noted that EUR 2.0 mln has been recognised as the adjustment price component accrued during the year on commissions collected for the placement of third-party services by the Bank in the previous year.

This line includes the reversal of revenues for EUR 7.5 mln made in the financial year against a provision for risks in accordance with IFRS 15, in consideration of the claw-back clauses set forth in a third-party product placement contract.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part C - Information on the Income Statement

2.2 Fee and commission income: distribution channels of products and services

Channel/Sectors	31 12 2024	31 12 2023
a) Group branches	649,748	546,385
1. portfolio management	50,127	39,454
2. placement of securities	6,595	37,751
3. third party services and products	593,026	469,180
b) "Door-to-door" sales	1,958	1,567
1. portfolio management	2	6
2. placement of securities	-	-
3. third party services and products	1,956	1,561
c) Other distribution channels	44,427	13,852
1. portfolio management	-	-
2. placement of securities	25,715	-
3. third party services and products	18,712	13,852

2.3 Fee and commission expense: breakdown

	Total	Total
Type of service / Amount	31 12 2024	31 12 2023
a) Financial Instruments	(4,412)	(4,356)
of which: trading in financial instruments	(3,793)	(2,956)
of which: placement of financial instruments	-	-
of which: individual portfolio managemetn	(619)	(1,400)
- own portfolio	-	-
- third-party portfolio	(619)	(1,400)
b) Clearing and settlement	(4,483)	(2,173)
c) Custody and administration	(4,296)	(3,793)
d) collection and payment services	(85,284)	(74,841)
of which: credit cards, debt cards and other paymnet cards	(70,989)	(59,641)
e) Securitisation servicing activities	-	-
f) Loan commitments received	-	-
g) Financial guarantees received	(26,710)	(46,819)
of which: credit derivatives	-	-
h) Door-to-door sales of financial instruments, products and services	(985)	(957)
i) Currency trading	-	-
j) Other fee and commission expenses	(39,377)	(37,928)
Total	(165,547)	(170,867)

Line a) “Financial instruments of which: individual asset management - delegated to third parties” includes commissions payable on the collection of securities orders.

Line b) “Clearing and settlement” includes commissions payable for the derivative clearing service.

BANCA MONTE DEI PASCHI DI SIENA

Line e) Collection and payment services” includes the commissions from the outsourcing of administrative servicing related to card management.

Line g) Financial guarantees received includes commissions of EUR 17.0 mln (EUR 37.8 mln as at 31 December 2023) related to the purchase of protection against credit risk as part of the outstanding synthetic securitisations.

Line k) “Other fee and commission expense” includes EUR 6.2 mln relating to leasing transactions, of which EUR 2.4 mln for commissions and contributions for the brokerage of agents.

For a trend analysis of the concerned items, reference should be made to the Report on Operations.

Section 3 - Dividends and similar income - Item 70

3.1 Dividends and similar income: breakdown

	31 12 2024			31 12 2023
		Similar			Similar
Item/Income	Dividends	Income	Total	Dividends	Income	Total
A. Financial assets held for trading	4,068	1,056	5,124	4,851	1,103	5,954
B. Other financial assets mandatorily measured at fair value	-	8,485	8,485	-	8,092	8,092
C. Financial assets measured at fair value through other comprehensive income	9,114	-	9,114	12,501	-	12,501
D. Investments	35,600	-	35,600	116,471	-	116,471
Total	48,782	9,541	58,323	133,823	9,195	143,018

The table shows the amount of dividends received on shares traded within the trading book and non-controlling interest classified in the portfolio of “Financial assets measured at fair value through other comprehensive income”.

Line “B Other financial assets mandatorily measured at fair value” refers entirely to income distributed by private equity funds.

Line “C. Financial assets measured at fair value through other comprehensive income” includes the dividend of EUR 8.5 mln (EUR 8.5 mln as at 31 December 2023) collected from the equity investment in the Bank of Italy.

Line “D. Equity investments” consists mainly of: AXA MPS Danni for EUR 35.0 mln (EUR 40.0 mln as at 31 December 2023).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part C - Information on the Income Statement

Section 4 - Net profit (loss) from trading - Item 80

4.1 Net profit (loss) from trading: breakdown

					Net Profit
	Capital	Trading		Trading	(Loss)
Transactions / P&L items	gains	Profits	Capital losses	Losses	31 12 2024	31 12 2023
1. Financial assets held for trading	39,830	106,495	(12,827)	(56,592)	76,906	170,938
1.1 Debt securities	22,503	90,281	(10,119)	(49,448)	53,217	160,616
1.2 Equity instruments	15,498	12,708	(2,429)	(5,903)	19,874	6,285
1.3 Units of UCITS	1,829	3,494	(279)	(1,241)	3,803	4,020
1.4 Loans	-	-	-	-	-	-
1.5 Other	-	12	-	-	12	17
2. Financial liabilities held for trading	3,817	22,076	(2,453)	(23,759)	(319)	(65,837)
2.1 Debt securities	3,785	21,544	(2,212)	(23,691)	(574)	(65,662)
2.2 Deposits	-	-	-	-	-	-
2.3 Other	32	532	(241)	(68)	255	(175)
3. Other financial assets and liabilities: exchange differences	X	X	X	X	9,991	(7,192)
4. Derivatives	4,687,521	7,980,484	(4,565,194)	(8,089,882)	41,265	(43,218)
4.1 Financial derivatives:	4,672,520	7,839,667	(4,486,393)	(8,051,029)	3,102	(89,940)
- on debt securities and interest rates	4,528,965	7,708,691	(4,364,480)	(7,904,992)	(31,816)	(161,117)
- on equity instruments and stock indices	133,611	72,141	(99,530)	(5,948)	100,274	32,318
- on currency and gold	X	X	X	X	28,337	47,261
- other	9,944	58,835	(22,383)	(140,089)	(93,693)	(8,402)
4.2 Credit derivatives	15,001	140,817	(78,801)	(38,853)	38,164	46,722
of which natural hedging connected with the fair value option	X	X	X	X	-	-
Total	4,731,168	8,109,055	(4,580,474)	(8,170,233)	127,844	54,691

It should be noted that, based on the provisions set in the Bank of Italy Circular no. 262, the specification “of which: natural hedges related to the fair value option” refers to a particular type of hedge under IFRS 9. In this regard, it should be noted that there are no amounts to be valued, as the Group opted to continue to use the hedge accounting regime under IAS 39.

During the financial year, the Credit Value Adjustment (CVA) decreased, generating a positive impact of EUR 0.1 mln on OTC derivatives; likewise, the Debit Value Adjustment (DVA) on OTC derivatives recorded a decrease with a consequent negative impact of EUR 6.0 mln.

BANCA MONTE DEI PASCHI DI SIENA

Section 5 - Net profit (loss) from hedging - Item 90

5.1 Net profit (loss) from hedging: breakdown

	Total	Total
P&L items/Values	31 12 2024	31 12 2023
A. Gains on:
A.1 Fair value hedging instruments	129,237	223,001
A.2 Hedged financial assets (fair value)	185,978	495,187
A.3 Hedged financial liabilities (fair value)	940	-
A.4 Cash-flow hedging derivatives	-	-
A.5 Assets and liabilities denominated in foreign currency	-	-
Total gains on hedging activities (A)	316,155	718,188
B. Losses on:
B.1 Fair value hedging instruments	187,094	502,847
B.2 Hedged financial assets (fair value)	25,639	11,145
B.3 Hedged financial liabilities (fair value)	104,353	208,807
B.4 Cash-flow hedging derivatives	-	-
B.5 Assets and liabilities denominated in foreign currency	-	-
Total losses on hedging activities (B)	317,086	722,799
C. Net profit (loss) from hedging activities (A - B)	(931)	(4,611)
of which: resulting from net position helding	-	-

For information on hedging derivatives, the gains and losses on which are indicated in lines A.1 and A.4, B.1 and B.4 of this table, see Section 5 “Hedging derivatives – Item 50” of the Assets and Section 4 “Hedging derivatives – Item 40” of the liabilities in Part B of these Notes to the financial statements.

More information on hedged assets and liabilities can be found in the tables in Part B of the Notes to the Financial Statements for each section of the accounts to which hedges are posted.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part C - Information on the Income Statement

Section 6 - Gains/(losses) on disposal/repurchase - Item 100

6.1 Gains (losses) on disposal/repurchase: breakdown

Items / P&L items	Total 31 12 2024			Total 31 12 2023
			Net Profit			Net Profit
Financial assets	Gains	Losses	(Loss)	Gains	Losses	(Loss)
1. Financial assets measured at amortised cost	5,822	(13,500)	(7,678)	19,054	(6,496)	12,558
1.1 Loans to banks	-	-	-	-	-	-
1.2 Loans to customers	5,822	(13,500)	(7,678)	19,054	(6,496)	12,558
2. Financial assets measured at fair value through other comprehensive income	1,568	(1,837)	(269)	1,034	-	1,034
2.1 Debt securities issued	1,568	(1,837)	(269)	1,034	-	1,034
2.2 Loans	-	-	-	-	-	-
Total assets	7,390	(15,337)	(7,947)	20,088	(6,496)	13,592
Financial liabilities measured at amortised cost	-	-	-	-	-	-
1. Due to banks	-	-	-	-	-	-
2. Due to customers	-	-	-	-	-	-
3. Debt securities issued	1	(626)	(625)	2	(179)	(177)
Total liabilities (B)	1	(626)	(625)	2	(179)	(177)

The “Net profit (loss)” column of the item “Financial assets measured at amortised cost” in line 1.2 “Loans to customers” mainly comprises the net losses from the sale of certain government securities as part of the overall renewal of the Bank’s securities portfolio.

BANCA MONTE DEI PASCHI DI SIENA

Section 7 - Net profit (loss) from other financial assets and liabilities measured at fair value through profit and loss - Item 110

7.1 Net changes in other financial assets and liabilities measured at fair value through profit or loss: breakdown of financial assets and liabilities measured at fair value

	Capital	Realized		Realized	Net Profit (loss)
Transaction/P&L items	Gains	profits	Capital losses	losses	31 12 2024	31 12 2023
1. Financial assets	-	-	-	-	-	-
1.1 Debt securities issued	-	-	-	-	-	-
1.2 Loans	-	-	-	-	-	-
2. Financial liabilities	2,151	-	(630)	-	1,521	(3,121)
2.1 Debt securities issued	2,151	-	(630)	-	1,521	(3,121)
2.2. Deposits from banks	-	-	-	-	-	-
2.3. Deposits from customers	-	-	-	-	-	-
3. Other financial assets and liabilities: exchange differences	X	X	X	X	-	-
Total	2,151	-	(630)	-	1,521	(3,121)

The item includes solely the profit, loss, capital gains and capital losses from structured fixed-rate bonds included in the fair value option. The balances of the economic valuations of derivatives through which said securities are subject to natural hedging are instead recognised under item 80 “Net profit (loss) from trading”.

Note that the changes in fair value due to changes in own creditworthiness are recognised under other revenue items without reversal to the income statement.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part C - Information on the Income Statement

7.2 Net changes in other financial assets and liabilities measured at fair value through profit or loss: breakdown of other financial assets mandatorily measured at fair value

	Capital	Realized		Realized	Net Profit (loss)
Transaction/P/L items	Gains	profits	Capital losses	losses	31 12 2024	31 12 2023
1. Financial assets
1.1 Debt securities issued	83	25	(13,037)	-	(12,929)	4,596
1.2 Equity instruments	-	66	(0)	(3)	63	2,345
1.3 Units of UCITS	38,365	909	(17,374)	(3)	21,897	4,071
1.4 Loans	556	-	(1,808)	-	(1,252)	(518)
2. Other financial assets: exchange differences	X	X	X	X	18	(1,620)
Totale	39,004	1,000	(32,219)	(6)	7,797	8,874

The net gain (loss) shown in the line “1.1 Financial assets - Debt securities”, includes the EUR 12.4 mln capital losses from the mezzanine and junior tranches of the Siena NPL securitisation.

The net gain (loss) shown in line “1.3 Financial assets – UCITS units’, refers mainly to the revaluation of NPE credit funds and real estate funds, only partly set off by the impairment recognised in some private equity funds.

Line 1.4 “Financial Assets - Loans” includes in the column “Capital Gains” write-backs relating to loans for which there has been an improvement in the risk profile; the column “Capital Losses” includes write-downs of loans classified as “unlikely to pay”.

BANCA MONTE DEI PASCHI DI SIENA

Section 8 - Net impairment (losses)/reversals for credit risk - Item 130

8.1 Net impairment (losses)/reversal for credit risk on financial assets measured at amortised cost: breakdown

	Net impairment (losses)						Reversals
					Purchased
					or					Purchased
					originated					or
					credit					originated
					impaired					credit
					financial					impaired
			Stage 3		assets					financial	Total	Total
Transaction/P&L items	Stage 1	Stage 2	Write-off	Others	Write-off	Others	Stage 1	Stage 2	Stage 3	assets	31 12 2024	31 12 2023
A. Loans to banks	(317)	-	-	(5,979)	-	-	74	194	-	-	(6,028)	132
- Loans	(311)	-	-	(5,979)	-	-	70	194	-	-	(6,026)	165
- Debt securities	(6)	-	-	-	-	-	4	-	-	-	(2)	(33)
B. Loans to customers	(56,647)	(168,385)	(1,065)	(624,629)	-	(26)	107,772	137,074	250,940	10	(354,956)	(385,388)
- Loans	(55,832)	(167,576)	(1,065)	(624,629)	-	(26)	106,040	137,074	250,940	10	(355,064)	(381,523)
- Debt securities	(815)	(809)	-	-	-	-	1,732	-	-	-	108	(3,865)
C. Total	(56,964)	(168,385)	(1,065)	(630,608)	-	(26)	107,846	137,268	250,940	10	(360,984)	(385,256)

8.2 Net impairment (losses)/reversals for credit risk on financial assets measured at fair value through other comprehensive income: breakdown

	Net impairment (losses)						Reversals
Purchased
					or					Purchased
					originated					or
					credit					originated
					impaired					credit
					financial					impaired
			Stage 3		assets					financial	Total	Total
Transaction/ P&L items	Stage 1	Stage 2	Write-off	Others	Write-off	Others	Stage 1	Stage 2	Stage 3	assets	31 12 2024	31 12 2023
A. Debt securities issued	(118)	(1,253)	-	-	-	-	525	183	-		(663)	582
B. Loans	-	-	-	-	-	-	-	-	-		-	-
- to banks	-	-	-	-	-	-	-	-	-		-	-
- to customers	-	-	-	-	-	-	-	-	-		-	-
Total	(118)	(1,253)	-	-	-	-	525	183	-	-	(663)	582

2024 ANNUAL REPORT - Notes to the separate financial statements - Part C - Information on the Income Statement

Section 9 - Gains/losses from contractual changes without cancellation - Item 140

9.1 Modification gains/(losses): breakdown

This item, negative for EUR 9.9 mln as at 31 December 2024 (negative for EUR 6.8 mln as at 31 December 2023) includes the impacts related to contractual changes on medium/long term loans to customers which, without any substantial change, according to the provisions of IFRS 9, as well as the Group’s accounting regulations, do not entail accounting derecognition of the assets but rather the recognition to profit and loss of the changes made to the contractual cash flows.

Section 10 - Administrative expenses - Item 160

10.1 Personnel expenses: breakdown

	Total	Total
Type of Expense / Area	31 12 2024	31 12 2023
1. Employees	(1,238,305)	(1,174,180)
a) wages and salaries	(859,991)	(827,150)
b) social-welfare charges	(232,273)	(225,971)
c) severance pay	(57,687)	(54,042)
d) social security expenses	-	-
e) provision for staff severance pay	(2,349)	(2,689)
f) pension fund and similar obligations:	(110)	(70)
- defined contribution	-	-
- defined benefit	(110)	(70)
g) contributions to external pension funds:	(21,933)	(20,477)
- defined contribution	(21,933)	(20,477)
- defined benefit	-	-
h) costs related to share-based payments	(3,745)	(1,683)
i) other employee benefits	(60,217)	(42,098)
2. Other staff	(60)	(65)
3. Directors and Statutory Auditors	(1,725)	(1,888)
4. Retired personnel	(22)	(19)
5. Recovery of expenses for employees of the Bank: seconded to other entities	16,674	15,842
6. Reimbursement of expenses for employees of other entities: seconded to the bank	(1,654)	(1,646)
Total	(1,225,092)	(1,161,956)

The net increase in personnel expenses is mainly due to the higher expense following the recognition of the second tranche of the salary increase agreed in the renewed bankers’ National Collective Labour Agreement.

Line “f) pension funds and similar obligations” includes amounts set aside for internal funds, while line “g) contributions to external pension funds” includes contributions paid and adjustments made to external pension funds.

Line “h) Costs related to share-based payments” includes estimated cost, measured at fair value, of phantom shares granted to key personnel as the variable part of the incentive scheme, in addition to the recurring fair value adjustment of the same.

Line “i) other employee benefits” amounting to EUR 60.2m includes the effect of discounting expenses relating to redundancies or access to the Solidarity Fund.

Line 5 “Recovery of expenses for employees seconded to other companies” includes approximately EUR 9.6 mln as at 31 December 2024 (EUR 9.5 mln as at 31 December 2023) relating to Fruendo and due to the reinstatement and subsequent secondment of some employees in 2020.

BANCA MONTE DEI PASCHI DI SIENA

10.2 Average number of employees by category

Category / Average Number	31 12 2024	31 12 2023
Employees:	15,446	15,369
a) executives	148	149
b) middle managers	5,840	5,693
c) remaining staff	9,458	9,527
Other personnel	-	-
Total	15,446	15,369

10.3 Defined benefit company pension funds: costs and revenues

	31 12 2024			31 12 2023
	Defined benefit company			Defined benefit company
	pension funds		Provision	pension funds		Provision
	Internal	External	for staff	Internal	External	for staff
Items/Amounts	pension plan	pension plan	severance pay	pension plan	pension plan	severance pay
Interest income/expense	(110)	-	(2,349)	(70)	-	(2,689)
Current service cost and gains (losses) arising from settlements°	-	-	-	-	-	-
Past service cost	-	-	-	-	-	-
Gains (losses) arising from settlements°°	-	-	-	-	-	-
Other operating costs	-	-	-	-	-	-
Total	(110)	-	(2,349)	(70)	-	(2,689)

* Pursuant to par. 100 of IAS 19, note that the past service cost and the amount of gains and losses arising from settlements need not be distinguished if they occur together.

** Only in the event of settlement not set out in the terms of the plan.

10.4 Other employee benefits

No information to report pursuant to paragraphs 53, 158 and 171 of IAS 19.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part C - Information on the Income Statement

10.5 Other administrative expenses: breakdown

Items/Amounts	31 12 2024	31 12 2023
Stamp duties	(162,026)	(150,986)
Indirect taxes and duties	(26,345)	(24,310)
Municipal real estate property tax	(19,756)	(20,074)
Subscription and purchase of publications	(934)	(1,009)
Cleaning service contracts	(15,032)	(16,214)
Insurance	(15,314)	(16,040)
Sundry lease payment and rentals	(101,947)	(102,125)
Remuneration of external professionals	(59,196)	(58,483)
Lease of equipment	(25,480)	(25,830)
Utilities	(34,841)	(44,092)
Maintenance of properties (used in the business )	(29,450)	(30,813)
Postage	(15,934)	(15,550)
Advertising, sponsorships and promotions	(1,038)	(1,162)
Membership dues	(2,574)	(3,221)
Reimbursement of employee car and travel expenses	(2,737)	(2,390)
Security services	(6,102)	(6,714)
Software	(43,508)	(51,488)
Expenses for personnel training	(2,136)	(2,167)
Representation expenses	(373)	(339)
Corporate entertainment expenses	(32,131)	(18,043)
Printing and stationery	(2,953)	(4,498)
Telephon, telefax and telegraph	(5,486)	(7,294)
Transportation	(18,331)	(18,254)
Sundry occupancy expenses and refunds for release of immovable property used in the business	(5,215)	(5,255)
Contributions Resolution Funds (SRF) and Deposits Guarantee Schemes (DGS) and Life Insurance guarantees Fund	(73,222)	(129,488)
DTA fee	(61,252)	(62,927)
Data transmission	(5,009)	(5,666)
Others	(9,664)	(10,922)
Total	(777,986)	(835,354)

The line “Sundry lease payments and rentals” includes EUR 71.7 mln (EUR 71.5 mln as at 31 December 2023) referring to costs for outsourced services regarding back office accounting and administrative activities related to the management and provision of specific services by the Bank. These services entail decreasing considerations over the duration of the contract, against a constant volume of services received by the Bank. In accordance with the accounting policies of the Group (see Part A, Other information - Costs for constant services and decreasing payments), the recognition of the afore-mentioned costs in the income statements follows a linear trend over the contract duration with the consequent necessity for the Bank to recognise a prepayment. The cumulative figure as at 31 December 2024 amounted to EUR 216.5 mln (EUR 225.8 mln as at 31 December 2023) and is shown under item “Other assets”, line “Accrued income and prepaid expenses not attributable to its own separate item” of Part B of these Notes to the financial statements. The line also includes costs relating to short-term and low-value lease agreements for EUR 3.1 mln (EUR 3.5 mln as at 31 December 2023).

BANCA MONTE DEI PASCHI DI SIENA

The line “Contributions to resolution funds (SRF and NRD) and Deposit guarantee Systems (DGS)” amounting to EUR 73.2 mln as at 31 December 2024 (EUR 129.5 mln as at 31 December 2023) includes the contributions paid to the DGS of EUR 71.1 mln (EUR 70.9 mln as at 31 December 2023) and the estimated EUR 2.1 mln contribution that the Bank expects to pay to the Life Insurance Guarantee Fund. In the previous year a contribution to the Single Resolution Fund of EUR 58.6 mln was recognised, which was not required for 2024.

The line “DTA fees” includes the expenses related to the fee paid on DTAs that can be converted into tax credit as set forth in art. 11 of Italian Law Decree no. 59 of 3 May 2016, converted into Italian Law no. 119 of 30 June 2016.

Section 11 – Net provisions for risks and charges – Item 170

11.1 Net provisions for credit risk relative to commitments to disburse funds and financial guarantees issued: breakdown

				Total	Total
Transaction/P&L items	Stage 1	Stage 2	Stage 3	31 12 2024	31 12 2023
1) financial guarantees issued	4,294	1,412	6,377	12,083	(30,146)
Provision for the year	(4,492)	(4,036)	(35,443)	(43,971)	(42,218)
Write-backs	8,786	5,448	41,820	56,054	12,072
2) Commitments to disburs funds	3,358	(11,603)	-	(8,245)	15,162
Provision for the year	(3,783)	(14,284)	-	(18,067)	(9,433)
Write-backs	7,141	2,681	-	9,822	24,595
Total	7,652	(10,191)	6,377	3,838	(14,984)

11.2 Net provisions relative to other commitments and guarantees issued: breakdown

At the reporting date of these Financial Statements and for the financial year of comparison, there were no provisions of this type.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part C - Information on the Income Statement

11.3 Other net provisions for risks and charges: breakdown

	31 12 2024			31 12 2023
	Provisions for			Provisions for
Items/Amount	the year	Write-backs	Net Provisions	the year	Write-backs	Net Provisions
Legal and tax disputes	(127,088)	70,932	(56,156)	(116,843)	503,675	386,832
- cost	(111,434)	70,215	(41,219)	(87,619)	500,023	412,404
- discounting effect	(15,654)	717	(14,937)	(29,224)	3,652	(25,572)
Personnel expenses	(2,094)	2,186	92	(5,165)	5,127	(38)
Other risks and charges	(25,179)	16,122	(9,057)	(20,202)	102,616	82,414
Total	(154,361)	89,240	(65,121)	(142,210)	611,418	469,208

The net releases of EUR 469.2 mln recognised in the previous year were almost entirely due to the improved litigation risk profile compared to the financial disclosures for the period 2008-2015 as a result of the positive judgments issued in the last quarter of 2023.

Section 12 - Net Value Adjustments/recoveries on Property, Plant and Equipment - Item 180

12.1 Net value adjustments to property, plant and equipment: breakdown

		Impairment		Net Profit (loss)	Net Profit (loss)
Assets / P&L items	Depreciations	losses	Recoveries	31 12 2024	31 12 2023
A. Property, plant and equipment
1 Used in the business	(94,731)	(765)	-	(95,496)	(99,928)
- owned	(55,397)	-	-	(55,397)	(57,146)
- right of use acquired through leasing	(39,334)	(765)	-	(40,099)	(42,782)
2 held for investment	-	-	-	-	-
3 Inventories	-	-	-	-	-
Total	(94,731)	(765)	-	(95,496)	(99,928)

Section 13 - Net Value Adjustments/recoveries on Intangible Assets - Item 190

13.1 Net value adjustments to intangible assets: breakdown

		Impairment		Net profit (loss)	Net profit (loss)
Assets/P&L items	Depreciations	losses	Recoveries	31 12 2024	31 12 2023
A.Intangible assets
of which: software	(59.463)	(1.765)	-	(61.228)	(60.908)
A.1 Owned	(59.463)	(1.765)	-	(61.228)	(60.908)
- Generated internally by the company	(12.149)	(628)	-	(12.777)	(15.045)
- Other	(47.314)	(1.137)	-	(48.451)	(45.863)
A.2 Right of Use acquired through leasing	-	-	-	-	-
Total	(59.463)	(1.765)	-	(61.228)	(60.908)

BANCA MONTE DEI PASCHI DI SIENA

Section 14 - Other operating expenses/income - Item 200

14.1 Other operating expenses: breakdown

	Total	Total
Items/Amounts	31 12 2024	31 12 2023
Costs of robberies	(1,007)	(510)
Amortisation on improvements of third-party goods recognized as "Other Assets"	(3,980)	(5,745)
Costs from finance lease transactions	(5,730)	(5,644)
Costs from judgments and settlement agreements	(25,050)	(19,777)
Other expenses	(22,457)	(23,988)
Total	(58,224)	(55,664)

14.2 Other operating income: breakdown

	Total	Total
Items/Amounts	31 12 2024	31 12 2023
Rental income	8,209	9,305
Recovery of taxes	173,266	157,142
Recovery of insurance premiums	1,643	1,466
Income from finance lease transactions	6,627	6,110
Recovery of other expenses	35,055	29,589
Others	55,513	61,010
Total	280,313	264,622

The amount of EUR 35.1 mln classified under “Recovery of other expenses” includes, among other things, the compensa-tion of legal fees incurred for the enforced recovery of bad loans of EUR 4.0 mln (EUR 4.0 mln as at 31 December 2023).

The Bank has no income deriving from the sublease of right-of-use assets (IFRS 16.53 (f)) “Other operating income” does not include any revenues under the scope of IFRS 15.

The Bank does not have variable income not related to an index or a rate deriving from operating leases (IFRS 16.90 b).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part C - Information on the Income Statement

Section 15 - Gains (losses) on equity investments - Item 220

15.1 Gains (losses) on equity investments breakdown

	Total	Total
P&L items/Sectors	31 12 2024	31 12 2023
A. Income	-	652
1. Revaluations	-	-
2. Gains on disposal	-	-
3. Write-backs	-	-
4. Other income	-	652
B. Expense	(4)	(9,229)
1. Write-downs	-	-
2. Impairment losses	-	(6,811)
3. Losses on disposal	-	-
4. Other expenses	(4)	(2,418)
Net Profit (Loss)	(4)	(8,577)

For information on the methodology for determining impairment losses, please see section 10.5, part B, of these notes to the financial statements.

The impairment tests as at 31 December 2024 did not reveal any need for impairment of investments. The impairment tests as at 31 December 2023 had required the recognition of an impairment of EUR 6.8 mln for the subsidiaries Fidi Toscana (EUR 6.6 mln) and Aiace Reoco S.r.l. (EUR 0.2 mln).

In the financial year used for comparison, line B4 “Other expenses” included expenses of EUR 2.4 mln referring to the rollover transaction of the Socrate real estate fund with the acquisition of the shares of the new Democrito real estate fund.

Section 16 - Net gains (losses) on property, plant and equipment and intangible assets measured at fair value - Item 230

16.1 Net gains (losses) on property, plant and equipment and intangible assets measured at fair value (or revalued) or at presumed realisable value: breakdown

			Exchange difference		Net profit (loss)	Net profit (loss)
Assets/P/L items	Revaluations (a)	Write-downs (b)	positive (c)	negative (d)	(a-b+c-d)	31 12 2023
A. Property, plant and equipment	8,451	35,816			(27,365)	(52,361)
A.1 Used in the business	4,053	12,212	-	-	(8,159)	(27,805)
- owned	4,053	12,212	-	-	(8,159)	(27,805)
- Right of Use acquired through leasing	-	-	-	-	-	-
A.2 held for investment	4,398	22,783	-	-	(18,385)	(23,424)
- owned	4,398	22,783	-	-	(18,385)	(23,424)
- Right of Use acquired through leasing	-	-	-	-	-	-
A.3 Inventories	-	821	-	-	(821)	(1,132)
Total	8,451	35,816	-	-	(27,365)	(52,361)

The item, which was negative for a total of EUR 27.4 mln (EUR 52.4 mln was the negative balance of the previous financial year), includes the results of the fair value measurement of “revalued property, plant and equipment used in the business”, “property, plant and equipment held for investment purposes”, “inventories of property, plant and equipment” and, finally, property classified as “assets held for sale”, consisting of owned real estate assets.

BANCA MONTE DEI PASCHI DI SIENA

Section 17 - Impairment of goodwill - Item 240

17.1 Impairment of goodwill: breakdown

In 2024 the Bank did not recognise any impairment as all the goodwill allocated to the different CGUs (Cash Generating Units) had been fully written down in the financial statements of previous financial years.

Section 18 - Gains (losses) on disposal of investments – Item 250

18.1 Gains (losses) on disposals of investments: breakdown

	Total	Total
P&L items/Sectors	31 12 2024	31 12 2023
A. Property	2,667	151
- Gains on disposal	8,814	156
- Losses on disposal	(6,147)	(5)
B. Other assets	3	(74)
- Gains on disposal	3	3
- Losses on disposal	-	(77)
Net Profit (Loss)	2,670	77

The net gain of EUR 2.7 mln recognised in item A. Property refers almost entirely to a sale transactions completed in previous years and classified as assets held for sale as at 31 December 2023.

It should be noted that the Bank recognised gains from sale and leaseback transactions in the amount of EUR 8.7 mln.

 2024 ANNUAL REPORT - Notes to the separate financial statements - Part C - Information on the Income Statement

Section 19 - Tax (expense)/recovery on income from continuing operations – Item 270

19.1 Tax (expense)/recovery on income from continuing operations: breakdown

	Total
P&L items/Sectors	31 12 2024	31 12 2023
1. Current tax (-)	(80,232)	(62,172)
2. Adjustments to current tax of prior years (+/-)	(1,071)	4,754
3. Reduction of current tax for the year (+)	-	-
3.bis Reduction in current tax for the period due to tax credits under Law 214/2011	-	8,567
4. Changes in prepaid taxes (+/-)	601,343	413,749
5. Changes in deferred taxes (+/-)	3,509	3,369
6. Tax expense for the year (-) (-1+/-2 +3+3bis +/-4+/-5)	523,549	368,267

The amount under line 4. “Deferred tax assets: annual changes” reflects the positive imbalance between the overall effect of the DTA valuation arising from the results of the probability test, amounting to EUR 987.5 mln, and the net reversals for the year. For a more detailed breakdown of the DTA reassessment, please refer to paragraph 10.7 – Part B – Information on the Balance Sheet of these Notes to the financial statements.

BANCA MONTE DEI PASCHI DI SIENA

19.2 Reconciliation of theoretical to actual tax charge

Items/Amounts	31 12 2024%		31 12 2023%
Pre-tax profit (loss) from continuing operations	1,399,349		1,653,259
Theoretical IRES Payable	(384,821)	27.5%	(454,646)	27.5%
Permanent decreases	(1,372)	0.1%	(5,775)	0.3%
Losses on the disposal/valuation of subsidiaries and associates classified at fair value through other comprehensive income	-	0.0%	20	0.0%
Losses on the disposal/valuation of subsidiaries and associates	-	0.0%	(1,873)	0.1%
Non deductible administrative expenses (Municipal real estate property tax, vehicles, telephone etc)	(1,372)	0.1%	(3,922)	0.2%
Permanent decreases	9,395	-0.7%	65,509	-4.0%
Gains on the disposal/valuation of subsidiaries and associates classified at fair value through other comprehensive income	(11)	0.0%	(115)	0.0%
Gains on the disposal/valuation of subsidiaries and associates	-	0.0%	486	0.0%
Deduction IRAP	56	0.0%	17	0.0%
Deduction ACE	-	0.0%	33,963	-2.1%
Excluded dividends	9,350	-0.7%	31,158	-1.9%
DTA write-downs related to prior tax losses	986,401	-70.5%	670,410	-40.6%
DTA effects- others	1,085	-0.1%	154,423	-9.3%
DTA ACE effects		0.0%	2,361	-0.1%
Other components (IRES relative to previous years, spreads between italian and foreign tax rate, etc)	2,070	-0.1%	(1,771)	0.1%
Effective IRES payable	612,758	-43.8%	430,511	-26.0%

Profit (loss) theoretical IRAP at nominal rate	(65,070)	4.65%	(76,877)	4.65%
Economic items not relevant for IRAP purposes	(5,913)	0.4%	20,711	-1.3%
Value adjustments amd credit losses	(327)	0.0%	35	0.0%
Non deductible cost of personnel	(171)	0.0%	(134)	0.0%
Profit (loss) on subisidiares and associates	(535)	0.0%	(444)	0.0%
Other non - deductible administrative expences (10%)	(3,618)	0.3%	(3,884)	0.2%
Amortization non-deductible (10%)	(733)	0.1%	(758)	0.0%
Value adjustments on goodwill	(2,653)	0.2%	21,372	-1.3%
Other P&L items not relevant	974	-0.1%	1,440	-0.1%
Excluded dividends	1,150	-0.1%	3,083	-0.2%
Increase regional rates effect	(12,570)	0.9%	(10,149)	0.6%
Tax refunds from previous years		0.0%	4,077	-0.2%
Other components (IRAP relative to previous year, spreads between italian and foreign tax rate, etc)	(5,657)	0.4%	(6)	0.0%
Effective IRAP payable	(89,209)	6.4%	(62,244)	3.8%

Total effective IRES and IRAP tax expenses	523,549	-37.4%	368,267	-22.3%

The reconciliation relating to IRES includes, aside from the main tax at the rate of 24%, also the additional tax of 3.5% introduced by Italian Law no. 208 of 28 December 2015 (art. 1, par. 65-66).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part C - Information on the Income Statement

The reconciliation shows that the theoretical charge of the nominal taxation on the pre-tax profit was more than offset in the year by the income deriving from the valuation of the DTAs; in the table, the lines entitled “DTA valuation effect” express the amount of deferred tax assets, accrued but not recognised in the financial statements of the previous year due to lack of estimated future taxable income, which were revalued in the current financial statements, in part to the extent in which were mostly used during the year to offset the positive final income higher than forecasts, and in part due to adoption of the new revenue forecasts included in the 2024-2028 Business Plan. Apart from the aforementioned factors, in accor-dance with current tax regulations and assuming the achievement of the income results outlined in the Group’s business plan, it is reasonable to expect that the Bank will in any case record a progressive reassessment of DTAs from tax losses in each of the next financial years in the medium term (until they are fully recognised), with corresponding income under tax-es in the income statement, which will reduce the tax rate in the financial statements; this, considering the high amount of tax loss carried forwards available with off-balance sheet DTAs and the prudential assumptions underlying the probability test (time period limited to 20 years and application of a discount rate to the prospective results). For further information, please refer to paragraph 10.7 – Part B – Information on the Balance Sheet of these Notes to the financial statements.

BANCA MONTE DEI PASCHI DI SIENA

Section 20 - Profit (loss) after tax from discontinued operations - Item 290

20.1	Profit (loss) after tax from assets held for sale and discontinued operations: breakdown

20.2	Breakdown of income taxes on discontinued operations

The tables in this section were not prepared as this category does not appear in the financial statements as at 31 December 2024 and 31 December 2023.

Section 21 - Other information

No disclosure in addition to that presented is required in accordance with the international accounting standards and Circular no. 262 of the Bank of Italy.

Section 22 - Earnings per Share

For the following section, see the description in the Consolidated Financial Statements.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part D - Statement of Comprehensive Income

Part D - Statement of Comprehensive Income

Statement of Comprehensive Income

	Total	Total
Items	31 12 2024	31 12 2023
10. Proft (loss) for the year	1,922,898	2,021,525
Other income components without reversal to profit or loss	(5,741)	(23,832)
20. Equity instruments measured at fair value through other comprehensive income	(12)	(4,491)
a) changes in fair value	2,961	2,228
b) Transfer to other component of equity	(2,973)	(6,719)
30. Financial liabilities designated at fair value through profit or loss (change in the entity's own credit rating)	(5,130)	(4,111)
a) changes in fair value	(5,130)	(4,111)
b) Transfer to other component of equity	-	-
50. Property, plant and equipment	(16,029)	(29,459)
70. Defined benefit plans	(253)	7,486
80. Non-current assets and groups of assets held for sale	8,755	(2,790)
100. Tax income related to other income components whitout reversal to profit & loss	6,928	9,533
Other income components with reversal to profit or loss	38,226	69,512
120. Exchange differences:	2,101	(1,526)
a) changes in value	-	-
b) reversal to profit and loss	-	-
c) other changes	2,101	(1,526)
130. Cash flow hedges:	9,713	(7,537)
a) changes in fair value	16,910	2,383
b) reversal to profit and loss	-	-
c) other changes	(7,197)	(9,920)
of which: resulted of net position	-	-
150. Financial assets (other than equity instruments) measured at fair value through other comprehensive income	45,112	112,655
a) changes in value	41,857	96,865
b) reversal to profit and loss	3,255	15,790
-impairment provisions	-	-
-relised net gains/losses	3,255	15,790
c) other changes	-	-
180. Tax income related to other income components whit reversal to profit or loss	(18,700)	(34,080)
190. Other income components	32,485	45,680
200. Total comprehensive income (Item 10 + 130)	1,955,383	2,067,205

BANCA MONTE DEI PASCHI DI SIENA

Part E - Information on risks and hedging policies

Note: Public Disclosure (Basel III Pillar) is published on the Group’s website: https://www.gruppomps.it/investor-relations.

Foreword

This Part of the Notes to the Financial Statements provides quantitative information on risks referring to Banca Monte dei Paschi di Siena. For qualitative information on the risk management process and on the management and monitoring of risks, please refer to Part E of the Notes to the Consolidated Financial Statements.

Analysis of the Internal Capital

As at 31 December 2024, the Bank’s Overall Economic Capital (excluding intra-group transactions) is attributable for approximately 55% to credit and counterparty risk (which already includes the requirements relating to issuer risk on the Banking Book, equity investment risk and real estate risk), for about 21% to financial risks, 14% to operational risks, for about 6% to business/strategic risks, for 3% to model risk and for about 1% to concentration risk.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

Section 1 - Credit risk

Qualitative Information

Please refer to Part E of the Notes to the Consolidated Financial Statements.

Quantitative Information

A. Credit quality

For the purposes of quantitative information on credit quality:

•	the term “on-balance sheet exposure” refers to all on-balance sheet financial assets with regard to banks or customers, regardless of their portfolio of accounting recognition (measured at fair value through profit or loss, measured at fair value through other comprehensive income, measured at amortised cost, non-current financial assets held for sale and disposal groups). Sight receivables from banks and central banks fall within the definition of on-balance sheet exposures but are conventionally excluded from the tables in Section 1, except in the cases expressly indicated in which they must be considered;

•	the term “off-balance sheet exposure” refers to all financial transactions other than on-balance sheet ones (financial guarantees given, revocable and irrevocable commitments, derivatives, etc.) that involve the assumption of credit risk, regardless of the purpose for such transactions (trading, hedging, etc.). Off-balance sheet exposures also include the counterparty risk connected to securities lending transactions and repurchase agreements and to the granting or assumption of goods on a loan basis, as well as to transactions with margins included within the notion of Securities Financing Transactions as defined by prudential regulations.

Non-performing loans (on and off-balance sheet) do not include financial assets held for trading and hedging derivatives, which are therefore traditionally recognised among performing exposures.

Equity securities and units of UCITS are excluded.

BANCA MONTE DEI PASCHI DI SIENA

A.1 Non-performing and performing loans: amounts, value adjustments, changes, trend and breakdown by business sector

A.1.1 Breakdown of financial assets by portfolio category and credit quality (book values)

31 12 2024

Portfolio/Quality	Bad loans	Unlikely to pay	Past-due non-performing exposures	Past-due performing exposures	Performing exposures	Total
1. Financial assets measured at amortised cost	426,370	1,370,364	64,361	366,775	89,187,551	91,415,421
2. Financial assets measured through other comprehensive income	-	-	-	-	2,163,740	2,163,740
3. Financial assets designated at fair value	-	-	-	-	-	-
4. Financial assets mandatorily measured at fair value	2,884	2,615	131	573	187,067	193,270
5. Financial asset held for sale	-	-	-	-	-	-
Total 31 12 2024	429,254	1,372,979	64,492	367,348	91,538,358	93,772,431
Total 31 12 2023	426,925	1,225,511	93,297	514,919	91,394,141	93,654,793

As at 31 December 2024, the Bank has outstanding forborne positions for a total value of EUR 1,737.2 mln (EUR 1,853.5 mln as at 31 December 2023) of which EUR 731.4 mln related to non-performing exposures (EUR 715.2 mln as at 31 December 2023) and EUR 1,005.8 mln to performing exposures (EUR 1,138.3 mln as at 31 December 2023). For further information on these exposures, please refer to table A.1.7 below.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

A.1.2 Breakdown of financial assets by portfolio and credit quality (gross and net values)

31 12 2024

	Non performing assets				Performing assets
Portfolio/quality	Gross exposure	Impairment (loss)	Net exposure	Total Partial Write-off**	Gross exposure	Impairment (loss)	Net exposure	Total (Net exposure)
1. Financial assets measured at amortised cost	3,566,435	1,705,339	1,861,096	16,074	90,023,959	469,634	89,554,325	91,415,421
2. Financial assets measured through other comprehensive income	-	-	-	-	2,166,280	2,540	2,163,740	2,163,740
3. Financial assets designated at fair value	-	-	-	-	X	X	-	-
4. Financial assets mandatorily measured at fair value	12,375	6,746	5,629	2	X	X	187,641	193,270
5. Financial asset held for sale	-	-	-	-	-	-	-	-
Total 31 12 2024	3,578,810	1,712,085	1,866,725	16,076	92,190,239	472,174	91,905,706	93,772,431
Total 31 12 2023	3,407,588	1,661,855	1,745,733	29,192	92,217,998	485,480	91,909,060	93,654,793

** Value to be presented for disclosure purposes

At the reporting date, the Bank has 44 positions relating to creditors who have applied for an arrangement of creditors (29 in 2023) for a net exposure of approximately EUR 17.4 mln (EUR 27.1 mln as at 31 December 2023).

As at 31 December 2024, the Bank holds impaired financial assets acquired for a nominal value of EUR 19.0 mln, classified in the portfolio “Financial assets measured at amortised cost” at the price of EUR 0.7 mln.

The following table provides evidence of the credit quality referring to credit exposures classified in the portfolio of financial assets held for trading (securities and derivatives) and hedging derivatives (not shown in the previous table):

	Low quality assets		Other assets
	Cumulative losses	Net exposure	Net exposure
1 Financial assets held for trading	57,561	546	5,986,954
2 Hedging derivatives	-	-	59,384
Total 31 12 2024	57,561	546	6,046,338
Total 31 12 2023	58,511	332	6,407,929

BANCA MONTE DEI PASCHI DI SIENA

A.1.3 - Breakdown of financial assets by past due ranges (book values)

	Stage 1			Stage 2			Stage 3			Purchased or originated credit impaired financial assets
Portfolio/staging	Up to 30 days	from 30 to 90 days	Over 90 days	Up to 30 days	from 30 to 90 days	Over 90 days	Up to 30 days	from 30 to 90 days	Over 90 days	Up to 30 days	from 30 to 90 days	Over 90 days
1. Financial assets measured at amortised cost	127,464	-	-	139,016	79,901	20,395	50,424	121,220	1,016,949	-	-	1,283
2. Financial assets measured at fair value through other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-
3. Financial asset held for sale	-	-	-	-	-	-	-	-	-	-	-	-
Total 31 12 2024	127,464	-	-	139,016	79,901	20,395	50,424	121,220	1,016,949	-	-	1,283
Total 31 12 2023	89,077	-	-	255,971	93,195	36,302	78,173	153,566	869,444	48	-	1,339

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

A.1.4 - Financial assets, commitments to disburse funds and financial guarantees issued: changes in overall value adjustments and total allocations

	Overall value adjustment
	Assets included in Stage 1						Assets included in Stage 2
Sources/risk stages	Loans to banks and Central banks	Financial assets measured at amortised cost	Financial assets measured at fair value through other comprehensive income	Financial assets held for sale and disposal group	of which: specific writedowns	of which: collective writedows	Loans to banks and Central banks	Financial assets measured at amortised cost	Financial assets measured at fair value through other comprehensive income	Financial assets held for sale and disposal group	of which: specific writedowns	of which: collective writedows
Overall value adjustments, opening balance	212	112,177	1,900	-	-	114,288	-	371,141	262	-	-	371,402
Increase in purchased or originated financial assets	-	15,756	46	-	-	15,801	-	16,347	-	-	-	16,347
Derecognition different from write-off	(3)	(7,471)	(229)	-	-	(7,701)	-	(17,120)	-	-	-	(17,120)
Net losses (recoverise) on impairment	37	(65,716)	(507)	-	-	(66,186)	-	28,671	1,253	-	-	29,924
Modification gains/losses	-	-	-	-	-	-	-	(102)	-	-	-	(102)
Change in evaluation methodology	-	-	-	-	-	-	-	-	-	-	-	-
Write-off	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	62,238	-	-	-	62,237	-	(46,287)	(183)	-	-	(46,471)
Overall value adjustments, closing balance	246	116,984	1,210	-	-	118,439	-	352,650	1,332	-	-	353,980
Recoveries from collections of financial assets subject to write-off	-	-	-	-	-	-	-	-	-	-	-	-
Write-off recognised through income state- ments	-	-	-	-	-	-	-	-	-	-	-	-

BANCA MONTE DEI PASCHI DI SIENA

	Overall value adjustment											Total provision on commitments
	Assets included in Stage 3						Purchased or originated credit impaired financial assets					to disburs funds and financial guarantees issued
Sources/risk stages	Loans to banks and Central banks	Financial assets measured at amortised cost	Financial assets measured at fair value through other comprehensive income	Financial assets held for sale and disposal group	of which: specific writedowns	of which: collective writedows	Financial assets measured at amortised cost	Financial assets measured at fair value through other comprehensive income	Financial assets held for sale and disposal group	of which: specific writedowns	of which: collective writedows	Stage 1	Stage 2	Stage 3	Purchased or originated impired commitments to disburse fund and financial guarantees given	TOTAL
Overall value adjustments, opening balance	199	1,634,468	-	-	696,577	938,091	2,061		-	1,468	593	16,484	16,221	113,349	7,405	2,275,879
Increase in purchased or originated financial assets	-	486	-	-	486	-	X	X	X	X	X	1,324	5,354	3,080	-	42,393
Derecognition different from write-off	-	(339,668)	-	-	(90,858)	(248,810)	(1,432)		-	(1,432)	-	(1,072)	(864)	(17,274)	-	(385,133)
Net losses (recoverise) on impairment	39	513,281	-	-	233,714	279,606	135		-	-	135	(10,337)	7,186	8,089	676	482,807
Modification gains/losses	-	(1,056)	-	-	(196)	(860)	-		-	-	-	-	-	-	-	(1,158)
Change in evaluation methodology	-	-	-	-	-	-	-		-	-	-	-	-	-	-	-
Write-off	-	(85,135)	-	-	(52,770)	(32,364)	-		-	-	-	-	-	-	-	(85,135)
Others	-	(17,800)	-	-	(16,008)	(1,792)	-		-	(36)	36	5,976	(6,974)	997	-	(2,033)
Overall value adjustments, closing balance	238	1,704,576	-	-	770,945	933,871	764		-	-	764	12,375	20,923	108,241	8,081	2,327,620
Recoveries from collections of financial assets subject to write-off	-	3,663	-	-	3,663	-	-		-	-	-	-	-	-	-	3,663
Write-off recognised through income statements	-	(1,065)	-	-	(1,065)	-	-		-	-	-	-	-	-	-	(1,065)

During the 2024 financial year, total impairment provisions posted an overall increase, compared with 1 January 2024, of around EUR 51.7 mln, due almost entirely to value adjustments of financial assets carried at amortised cost, classified in stage 3 (EUR +70.1 mln). In particular, with reference to this accounting portfolio, the following elements contributed to this trend in the line:

•	for “Derecognition different from write-offs” a reduction in provisions for a total of EUR 365.7 mln, mainly attributable to the deconsolidation of the non-peforming positions included in the “Bricks” transaction and certain single-name disposals;

•	for “Write-offs not recognised directly in the income statement”, a reduction in provisions for non-performing loans for a total of EUR 85.1 mln, referring in their entirety to Stage 3 positions. Note that the derecognitions not covered by provisions have generated an income statement impact of EUR 1.1 mln;

•	for “Net losses (recoveries) on impairment”, a net increase in provisions of EUR 476.3 mln, of which EUR 513.3 mln referred to stage 3. The main factors that affected this latter performance include inter alia the other adjustments related to the disposal of non-performing loans carried out during the year, to management overlays and to the update of the IFRS 9 PD and LGD models. In this regard, reference is made for further details to paragraph “2.3 Methods to measure expected losses” of the Notes to the consolidated financial statements.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

A.1.5 - Financial assets, commitments to disburse funds and financial guarantees issued: transfers among the different stages of credit risk (gross and nominal values)

	Gross value /nominal value
	Transfers between Stage 1 and Stage 2		Transfers between Stage 2 and Stage 3		Transfers between Stage 1 and Stage 3
Portfolio/Staging	From Stage 1 to Stage 2	From Stage 2 to Stage 1	From Stage 2 to Stage 3	From Stage 3 to Stage 2	From Stage 1 to Stage 3	From Stage 3 to Stage 1
1. Financial assets measured at amortised cost	5,755,768	2,757,944	758,938	160,301	449,673	5,659
2. Financial assets measured at fair value through other comprehensive income	-	11,309	-	-	-	-
3 Financial asset held for sale	-	-	-	-	-	-
4. Commitments to disburs funds and financial guarantees issued	2,298,892	784,472	159,747	4,837	37,341	7,235
Total 31 12 2024	8,054,660	3,553,725	918,685	165,138	487,014	12,894
Total 31 12 2023	5,731,559	4,896,585	688,046	193,289	454,560	15,011

BANCA MONTE DEI PASCHI DI SIENA

A.1.6 - Balance sheet and off-balance sheet credit exposures to banks: gross and net values

31 12 2024

	Gross Exposure					Impairment (losses) and total provisions
Portfolio/quality	Total gross exposure	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired financial assets	Total impairment (losses) and total provisions	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired financial assets	Net exposure	Total Partial Write-off *
A. Balance-sheet exposure
A.1 Demand	12,224,788	12,224,431	-	357	-	(484)	(246)	-	(238)	-	12,224,304	-
a) Non Performing	357	X	-	357	-	(238)	X	-	(238)	-	119	-
b) Performing	12,224,431	12,224,431	-	X	-	(246)	(246)	-	X	-	12,224,185	-
A.2 Others	4,211,030	4,001,504	-	14,420	-	(7,179)	(792)	-	(6,387)	-	4,203,851
a) Bad loans	-	X	-	-	-	-	X	-	-	-	-	-
- of which forborne	-	X	-	-	-	-	X	-	-	-	-	-
b) Unlikely to pay	14,420	X	-	14,420	-	(6,387)	X	-	(6,387)	-	8,033	-
- of which forborne	-	X	-	-	-	-	X	-	-	-	-	-
c) Past-due non-performing exposuress	-	X	-	-	-	-	X	-	-	-	-	-
- of which forborne	-	X	-	-	-	-	X	-	-	-	-	-
d) Past-due performing exposures	-	-	-	X	-	-	-	-	X	-	-	-
- of which forborne	-	-	-	X	-	-	-	-	X	-	-	-
e) Other assets not impaired	4,196,610	4,001,504	-	X	-	(792)	(792)	-	X	-	4,195,818	-
- of which forborne	-	-	-	X	-	-	-	-	X	-	-	-
Total A	16,435,818	16,225,935	-	14,777	-	(7,663)	(1,038)	-	(6,625)	-	16,428,155	-
B. Off-balance-sheet exposure	-
a) Performing	13,510	X	-	13,510	-	-	X	-	-	-	13,510	-
b) Non-performing	2,993,340	2,134,488	-	X	-	(255)	(255)	-	X	-	2,993,085	-
Total B	3,006,850	2,134,488	-	13,510	-	(255)	(255)	-	-	-	3,006,595	-
Total (A+B)	19,442,668	18,360,423	-	28,287	-	(7,918)	(1,293)	-	(6,625)	-	19,434,750	-

* Value to be presented for disclosure purposes

At the reporting date for these financial statements, the table does not include purchased or originated impaired financial assets.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

A.1.7 – Balance sheet and off-balance sheet credit exposures to customers: gross and net values

31 12 2024

	Gross Exposure					Impairment (losses) and total provisions
Portfolio/quality	Total gross exposure	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired financial assets	Total impairment (losses) and total provisions	Stage 1	Stage 2	Stage 3	Purchased or originated credit impaired financial assets	Net exposure	Partial Write-off *
A. Balance-sheet exposure
a) Bad loans	1.244.849	X	-	1.240.207	1.659	(815.595)	X	-	(814.788)	(706)	429.254	783
- of which forborne	242.503	X	-	242.345	118	(159.891)	X	-	(159.790)	(75)	82.612	173
b) Unlikely to pay	2.230.194	X	-	2.220.539	411	(865.249)	X	-	(858.563)	(56)	1.364.945	15.230
- of which forborne	986.012	X	-	979.606	411	(340.720)	X	-	(336.299)	(56)	645.292	8.264
c) Past-due non-performing exposuress	89.348	X	-	89.200	-	(24.855)	X	-	(24.839)	-	64.493	63
- of which forborne	4.691	X	-	4.691	-	(1.151)	X	-	(1.151)	-	3.540	-
d) Past-due performing exposures	382.281	127.923	253.785	X	-	(14.933)	(459)	(14.474)	X	-	367.348	57
- of which forborne	26.217	-	26.217	X	-	(1.287)	-	(1.287)	X	-	24.930	-
e) Other Performing exposures	91.427.474	76.838.651	10.967.526	X	850	(456.449)	(116.941)	(339.506)	X	(2)	90.971.025	3.343
- of which forborne	1.047.746	-	1.029.688	X	-	(66.918)	-	(66.918)	X	-	980.828	622
Total A	95.374.146	76.966.574	11.221.311	3.549.946	2.920	(2.177.081)	(117.400)	(353.980)	(1.698.190)	(764)	93.197.065	19.476
B. Off-balance-sheet exposure											-
a) Performing	617.450	X	-	608.753	8.696	(116.324)	X	-	(108.242)	(8.082)	501.126	-
b) Non-performing	42.905.758	37.319.020	1.277.020	X	245	(41.132)	(12.119)	(20.924)	X	-	42.864.626	-
Total B	43.523.208	37.319.020	1.277.020	608.753	8.941	(157.456)	(12.119)	(20.924)	(108.242)	(8.082)	43.365.752	-
Total (A+B)	138.897.354	114.285.594	12.498.331	4.158.699	11.861	(2.334.537)	(129.519)	(374.904)	(1.806.432)	(8.846)	136.562.817	19.476

* Value to be presented for disclosure purposes

Please see the Report on Operations for quantification of and reporting on capital ratios for hedging of lending transactions.

As at 31 December 2024, the Bank held acquired impaired loans with a nominal value of EUR 16.1 mln; The loans were classified in the portfolio “Financial assets measured at amortised cost” at the purchase price of EUR 0.7 mln, appropriately adjusted in order to align the net book value to the initial recognition fair value.

For more detailed information on originated or purchased impaired financial assets, reference should be made to paragraph 3.3 “Purchased or originated impaired financial assets”, section 1 “Credit risk - Qualitative information” in these Notes to the consolidated financial statements.

BANCA MONTE DEI PASCHI DI SIENA

A.1.8 - Balance-sheet exposure to banks: changes in gross non-performing loans

        31 12 2024

Source/Categories	Bad loans	Unlikely to pay	Non-performing Past due
A. Goss esposure, opening balance	-	1,177	-
- of which: transferred but not derecognised	-	-	-
B.Increases	-	13,608	-
B.1 Transfers from performing loans	-	13,608	-
B.2 Transfers from purchased or originated credit impaired (POCI)	-	-	-
B.3 Transfers from other non performing exposure	-	-	-
B.4 Modification gains/losses	-	-	-
B.5 Other increases	-	-	-
C. Decreases	-	8	-
C.1 Transfers to performing loans	-	-	-
C.2 Write-off	-	-	-
C.3 Collections	-	8	-
C.4 Amounts realised upon disposal of positions	-	-	-
C.5 Losses from disposal	-	-	-
C.6 Transfers from other non performing exposure	-	-	-
C.7 Modification gains/losses	-	-	-
C.8 Other decreases	-	-	-
D.Gross exposure, closing balance	-	14,777	-
- of which: transferred but not derecognised	-	-	-

At the reporting date, there are no impaired financial assets purchased during the financial year through either business combination transactions or other types of acquisitions.

A.1.8 bis – Balance-sheet credit exposure to banks: changes in gross forborne exposure broken down by credit quality

This table was not completed as the Bank did not hold forborne exposures neither in the current year nor in the previous year.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

A.1.9 – Balance-sheet credit exposure to customers: changes in gross non-performing loans

31 12 2024

Source/Categories	Bad loans	Unlikely to pay	Non-performing Past due
A. Gross exposure, opening balance	1,324,212	1,962,711	119,845
- of which: transferred but not derecognised	58,774	9,476	301
B. Increases	485,251	1,349,004	92,142
B.1 Transfers from performing loans	85,478	1,145,703	81,228
B.2 Transfers from purchased or originated credit impaired (POCI)	477	31	-
B.3 Transfers from other non performing exposure	359,173	54,535	233
B.4 Modification gains/losses	-	162	-
B.5 Other increases	40,123	148,573	10,681
C. Decreases	564,612	1,081,520	122,642
C.1 transfers to performing loans	943	152,513	24,560
C.2 write-offs	46,105	40,438	140
C.3 collections	139,416	484,916	30,904
C.4 amounts realised upon disposal of positions	81,683	14,507	-
C.5 Losses from disposal	-	204	-
C.6 transfers to other categories of impaired exposure	1,097	345,811	67,033
C.7 Modification gains/losses	-	7,865	5
C.8 other decreases	295,368	35,266	-
D. Gross exposure, closing balance	1,244,851	2,230,195	89,345
- of which: transferred but not derecognised	-	-	-

The line item Other decreases, amounting to a total of EUR 330.6 mln, is attributable for EUR 264.2 mln to non-performing exposures subject to disposal during the year, of which EUR 250.5 mln is classified as bad loans and EUR 13.7 mln as unlikely to pay.

With reference to bad loans, 13% of total payments received are from judicial collections, 24% from out-of-court settlements, 10% from property leasing sales, and 21% from enforcement of consortium guarantees (first-demand); in addition, around EUR 81.7 mln relating to collections from disposal.

BANCA MONTE DEI PASCHI DI SIENA

A.1.9bis – Balance-sheet credit exposure to customers: changes in gross forborne exposure broken down by credit quality

31 12 2024

Source/Categories	Non performing forborne exposures	Performing forborne exposures
A. Goss esposure, opening balance	1,198,368	1,206,186
- of which: transferred but not derecognised	-	-
B.Increases	511,034	533,228
B.1 Transfers from performing loans non forborne exposure	205,335	356,262
B.2 Transfers from performing forborne esposures	168,659	X
B.3 Transfers from Non-performing forborne esposures	X	126,793
B.4 Transfers from Non-performing loans non forborne exposure	61,155	2,101
B.5 Other increases	75,885	48,072
C. Decreases	476,198	665,451
C.1 Transfers to performing loans non forborne exposure	X	247,215
C.2 Transfers to performing forborne exposures	126,793	X
C.3 Transfers to non-performing forborne exposures	X	168,659
C.4 Write-offs	9,233	32
C.5 Collections	217,234	233,062
C.6 Amounts realised upon disposal of positions	27,488	-
C.7 Losses from disposal	-	-
C.8 Other decreases	95,450	16,483
D.Gross exposure, closing balance	1,233,204	1,073,963
- of which: transferred but not derecognised	-	-

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

A.1.10 - Non-performing balance-sheet credit exposures to banks: changes in overall value adjustments

31 12 2024

	Bad loans		Unlikely to pay		Non-performing Past due
Source/Categories	Total	of which forborne	Total	of which forborne	Total	of which forborne
A. Opening balance of overall adjustments	-	-	620	-	-	-
- of which: transferred but not derecognised	-	-	-	-	-	-
B. Increases	-	-	6,005	-	-	-
B.1 Value adjustments from purchased or originated credit impaired	-	X	-	X	-	X
B.2 Other value adjustment	-	-	5,979	-	-	-
B.3 Loss from disposal	-	-	-	-	-	-
B.4 Transfers from other categories of non performing exposures	-	-	-	-	-	-
B.5 Modification gains/losses	-	X	-	X	-	X
B.6 Other increases	-	-	26	-	-	-
C. Decreases	-	-	-	-	-	-
C.1 Write-backs from valuation	-	-	-	-	-	-
C.2 Write-backs from collection	-	-	-	-	-	-
C.3 Gains on disposal	-	-	-	-	-	-
C.4 Write-offs	-	-	-	-	-	-
C.5 Transfers to other categories of non performing exposure	-	-	-	-	-	-
C.6 Modification gains/losses	-	X	-	X	-	X
C.7 Other decreases	-	-	-	-	-	-
D. Closing balance of overall adjustments	-	-	6,625	-	-	-
- of which: transferred but not derecognised	-	-	-	-	-	-

At the reporting date, there are no impaired financial assets purchased during the financial year through either business combination transactions or other types of acquisitions.

BANCA MONTE DEI PASCHI DI SIENA

A.1.11 - Non-performing balance-sheet credit exposure to customers: changes in overall value adjustments

31 12 2024

	Bad loans		Unlikely to pay		Non-performing Past due
Source/Categories	Total	of which forborne	Total	of which forborne	Total	of which forborne
A. Opening balance of overall adjustments	897,289	156,177	737,599	324,383	26,552	2,560
- of which: transferred but not derecognised	-	-	-	-	-	-
B. Increases	334,777	74,065	501,853	159,770	23,043	1,230
B.1 Value adjustments from purchased or originated credit impaired	477	X	8	X	-	X
B.2 Other value adjustment	176,470	41,071	446,373	130,723	20,782	978
B.3 Loss from disposal	-	-	204	-	-	-
B.4 Transfers from other categories of non performing exposures	149,004	24,830	13,026	1,376	55	7
B.5 Modification gains/losses	-	X	31	X	-	X
B.6 Other increases	8,826	8,164	42,211	27,671	2,206	245
C. Decreases	416,471	70,351	374,203	143,433	24,740	2,639
C.1 Write-backs from valuation	44,780	8,638	66,959	42,415	3,029	25
C.2 Write-backs from collection	43,622	13,053	92,397	45,690	4,252	809
C.3 Profit from disposal	-	-	751	-	-	-
C.4 Write-offs	46,105	4,911	40,438	4,321	140	-
C.5 Transfers to other categories of non performing exposure	417	33	145,608	24,635	16,059	1,546
C.6 Modification gains/losses	-	X	1,114	X	1	X
C.7 Other decreases	281,547	43,716	26,936	26,372	1,259	259
D. Closing balance of overall adjustments	815,595	159,891	865,249	340,720	24,855	1,151
- of which: transferred but not derecognised	-	-	-	-	-	-

The line C.7 “Other decreases”, amounting to EUR 309.7 mln, refers mainly to the closing of provisions relating to the non-performing exposures sold in 2024, of which EUR 250.5 mln relates to positions classified as non-performing and EUR 13.7 mln to positions classified as unlikely to pay.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

Exposure to sovereign debt risk

Below are the net sovereign credit risk exposures in government bonds, loans and credit derivatives held by the Bank as at 31 December 2024.

                in mln of EUR

	DEBT SECURITIES					LOANS	CREDIT DERIVATIVES
	Financial assets measured at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial assets measured at amortised cost	Financial assets measured at amortised cost	Financial assets held for trading
COUNTRY	Nominal	Fair value=book value	Nominal	Fair value=book value	Book value	Book value	Nominal
Argentine	0.5	-	-	-	-	-	-
Bosnia	-	-	8.0	3.3	-	-	-
France	-	-	45.0	42.7	11.1	-	-
Italy	1,840.4	1,572.9	1,519.0	1,451.9	8,407.1	1,528.1	1,475.9
Norway	0.1	-	15.0	11.8	-	-	-
Poland	-	-	2.0	1.6	-	-	-
Portugal	0.3	0.2	19.6	11.7	2.9	-	-
Russia	-	-	30.0	25.6	-	-	-
Spain	-	-	-	-	666.5	-	-
Sud Africa	-	-	48.1	36.0	-	-	-
Turkey	-	-	5.0	5.1	-	-	-
Other Countries	(0.1)	0.1	-	(0.1)	(0.1)	-	-
Total 31 12 2024	1,841.2	1,573.2	1,691.7	1,589.6	9,087.5	1,528.1	1,475.9
Total 31 12 2023	1,636.4	1,339.6	1,876.3	1,722.5	8,719.0	1,706.0	2,325.6

Details on the Bank’s exposure is presented taking into consideration that, according to instructions from the European Securities and Markets Authority (ESMA), “sovereign debt” is defined as bonds issued by the central and local Govern-ments and by government Entities, as well as loans disbursed to said entities. These financial instruments were measured according to the standards applicable to the category to which they belong.

As at 31 December 2024, the residual duration of the exposure to the most significant component of sovereign debt (Italian debt securities) was 6.73 years. The overall exposure to loans and debt securities amounted to EUR 13,778.5 mln, almost entirely in Italian debt, and is concentrated in the portfolio of financial assets measured at amortised cost. Exposures to Italy are almost entirely classified in level 1 of the fair value hierarchy, less EUR 411.3 mln classified in level 2 and mainly attributable to government securities.

We provide below a breakdown of reserves on financial assets measured at fair value through other comprehensive in-come and of Italian credit derivatives (in EUR/mln):

BANCA MONTE DEI PASCHI DI SIENA

Financial assets measured at fair value through other comprehensive income: Italy	31 12 2024	31 12 2023
Book value	1,451.9	1,624.6
OCI reserve (after tax)	(19.2)	(39.8)
of which: hedging effect (after tax)	0.1	(20.1)

Credit derivatives - Italy	31 12 2024	31 12 2023
Purchase of protection
Nominal	(79.8)	(79.5)
Positive fair value	-	-
Negative fair value	(4.7)	(5.5)
Sale of protection
Nominal	1,555.7	2,405.2
Positive fair value	-	-
Negative fair value	(45.0)	(85.9)

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

A.2 Classification of exposures by external and internal ratings

A.2.1 – Breakdown of financial assets, commitments to disburse funds and financial guarantees issued by external rating class (gross values)

31 12 2024

	External class rating
Exposures	class 1	class 2	class 3	class 4	class 5	class 6	No rating	Total
A. Financial assets measured at amortised cost	698,669	1,076,959	9,204,212	1,212,261	106,194	28	81,292,072	93,590,395
- Stage 1	698,669	1,076,959	9,154,814	341,843	34,307	-	67,497,881	78,804,473
- Stage 2	-	-	49,398	870,418	71,887	28	10,226,906	11,218,637
- Stage 3	-	-	-	-	-	-	3,564,365	3,564,365
- Purchased or originated impaired financial assets		-	-	-	-	-	2,920	2,920
B. Financial assets measured at fair value through other comprehensive income	379,648	11,736	1,717,484	54,737	-	2,674	-	2,166,279
- Stage 1	379,648	11,736	1,717,484	54,737	-	-	-	2,163,605
- Stage 2	-	-	-	-	-	2,674	-	2,674
- Stage 3	-	-	-	-	-	-	-	-
- Purchased or originated impaired financial assets		-	-	-	-	-	-	-
C. Financial assets held for sale	-	-	-	-	-	-	-	-
- Stage 1	-	-	-	-	-	-	-	-
- Stage 2	-	-	-	-	-	-	-	-
- Stage 3	-	-	-	-	-	-	-	-
- Purchased or originated impaired financial assets	-	-	-	-	-	-	-	-
Total (A+B+C)	1,078,317	1,088,695	10,921,696	1,266,998	106,194	2,702	81,292,072	95,756,674
D. Commitments to disburse funds and financial guarantees given	130,429	643,006	1,300,120	1,245,460	78,484	12,713	37,951,521	41,361,733
- Stage 1	130,429	525,258	1,298,551	1,245,460	73,407	10,388	36,170,015	39,453,508
- Stage 2	-	117,748	1,569	-	5,077	2,325	1,150,301	1,277,020
- Stage 3	-	-	-	-	-	-	622,263	622,263
- Purchased or originated impaired financial assets	-	-	-	-	-	-	8,942	8,942
Total (A+B+C+D)	1,208,746	1,731,701	12,221,816	2,512,458	184,678	15,415	119,243,593	137,118,407

class 1=AAA/AA-; class 2=A+/A-; class 3=BBB+/BBB- ;class 4=BB+/BB-;class 5=B+/B- class 6=Lower than B-

The external rating categories used to complete the table are from Standard & Poor’s. Balance-sheet gross exposures correspond to the exposures in Table E.A.1.2, while off-balance-sheet exposures correspond to those shown in Table E.A.1.6 and E.A.1.7. If multiple external ratings are assigned, the rating is selected based on Bank of Italy’s criteria (when two ratings are available, the lower of the two is used, and when three or more ratings are assigned, the second highest rating is selected). To ensure relevance of information, internal cross-reference tables were used to convert classification by various rating agencies into classification by Standard & Poor’s.

BANCA MONTE DEI PASCHI DI SIENA

A.2.2 – Breakdown of financial assets, commitments to disburse funds and financial guarantees issued by internal rating class (gross values)

31 12 2024

	Internal rating class
Exposures	High quality	Average quality	Fair quality	Mediocre quality	Poor quality	Default	Group administrative default	No rating	Total
A. Financial assets measured at amortised cost	9,835,149	21,228,170	20,359,308	9,273,574	512,866	3,566,435	-	28,814,893	93,590,395
- Stage 1	9,580,147	20,636,421	17,344,545	3,967,771	782	-	-	27,274,807	78,804,473
- Stage 2	255,002	591,749	3,013,913	5,305,803	512,084	-	-	1,540,086	11,218,637
- Stage 3	-	-	-	-	-	3,564,365	-	-	3,564,365
- Purchased or originated impaired financial assets	-	-	850	-	-	2,070	-	-	2,920
B. Financial assets measured at fair value through other comprehensive income	912	7,079	1	-	-	-	-	2,158,288	2,166,280
- Stage 1	912	7,079	1	-	-	-	-	2,155,614	2,163,606
- Stage 2	-	-	-	-	-	-	-	2,674	2,674
- Stage 3	-	-	-	-	-	-	-	-	-
- Purchased or originated impaired financial assets	-	-	-	-	-	-	-	-	-
C. Financial assets held for sale	-	-	-	-	-	-	-	-	-
- Stage 1	-	-	-	-	-	-	-	-	-
- Stage 2	-	-	-	-	-	-	-	-	-
- Stage 3	-	-	-	-	-	-	-	-	-
- Purchased or originated impaired financial assets	-	-	-	-	-	-	-	-	-
Total (A+B+C)	9,836,061	21,235,249	20,359,309	9,273,574	512,866	3,566,435	-	30,973,181	95,756,675
D. Commitments to disburse funds and financial guarantees given	6,322,368	8,446,893	8,460,187	2,003,292	44,332	630,959	-	15,453,702	41,361,733
- Stage 1	6,097,948	8,277,324	7,989,803	1,619,411	24,695	-	-	15,444,328	39,453,509
- Stage 2	224,420	169,569	470,139	383,881	19,637	-	-	9,374	1,277,020
- Stage 3	-	-	-	-	-	622,263	-	-	622,263
- Purchased or originated impaired financial assets	-	-	245	-	-	8,696	-	-	8,941
Total (A+B+C+D)	16,158,429	29,682,142	28,819,496	11,276,866	557,198	4,197,394	-	46,426,883	137,118,408

High Quality customers (Master Scale categories AAA and A1) Good Quality customers (Master Scale categories A2, A3 and B1) Fair Quality customers (Master Scale categories B2, B3, C1 and C2) Mediocre Quality customers (Master Scale categories C3, D1, D2 and D3) Poor Quality customers (Master Scale categories E1, E2 and E3)

The table provides a breakdown of customers of the Bank by risk categories assigned on the basis of ratings arising from internal models. For this purpose, account is given only of exposures (borrowers) for which an internal rating is periodically recorded for models/legal entities/portfolios which have been subject to a validation process with the Supervisory Authority

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies without any cross-reference from official ratings to internal ratings, especially with regard to the following customer seg-ments: “Banks,” “Non-banking financial institutions,” and “Governments and Public Administration”. Thus, based on this provision, exposures related to the latter segments, even if covered by official ratings, were reported as “unrated” in the internal rating models.

A.3 Breakdown of secured credit exposures by type of collateral

A.3.1 - Secured on- and off-balance-sheet exposures to banks

31 12 2024

							Personal guarantees
							Credit derivatives					Unsecured signature loans
			Collaterals					Other derivatives
	Amount of gross exposure	Amount of NetExposure	Real estate mortgages	Real estate leasing	Securities	Other	CLN	Central counterparties	Banks	Other Financial entities	Other entities	Public entities	Banks	Other financial entities	Other entities	Total collateral and personal guarantees
1. Secured balance-sheetexposures:	859,081	859,076	802	-	850,465	-	-	-	-	-	-	-	-	-	24	851,291
1.1 totally secured	857,245	857,240	802	-	850,465	-	-	-	-	-	-	-	-	-	-	851,267
- of which non performing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.2 partially secured	1,836	1,836	-	-	-	-	-	-	-	-	-	-	-	-	24	24
- of which non performing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2. Secured off-balance sheet exposures:	225,867	225,867	-	-	9,659	196,314	-	-	-	-	-	-	-	-	-	205,973
2.1 totally secured	9,659	9,659	-	-	9,659	-	-	-	-	-	-	-	-	-	-	9,659
- of which non performing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2 partially secured	216,208	216,208	-	-	-	196,314	-	-	-	-	-	-	-	-	-	196,314
- of which non performing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

In addition to balance-sheet exposures, the table shows the amount of off-balance-sheet exposures to banks (including de-rivative contracts with banks) which are fully or partially secured. As regards personal guarantees, the economic segments to which guarantors and sellers of protection belong (in the case of unsecured loans and credit derivatives, respectively) are identified making reference to the classification criteria provided for in the brochure “classification of customers by segments and groups of economic activity” published by the Bank of Italy.

Exposures are classified as either “totally secured” or “partially secured” by comparing the gross exposure with the amount of the guarantee established in the contract; for that purpose, any supplemental guarantees are also considered.

The fair value of collaterals estimated as at the reporting date is shown in the columns “Collaterals” and “Personal guaran-tees”; if such information is not available, the contractual value is reported. Please note that both values may not be higher than the book value of secured exposures, in line with the 8th update to Bank of Italy Circular 262.

BANCA MONTE DEI PASCHI DI SIENA

A.3.2 - Secured on- and off-balance-sheet exposures to banks

31 12 2024

							Personal guarantees
							Credit derivatives					Unsecured signature loans
			Collaterals					Other derivatives
	Gross exposures	Net exposures	Real estate mortgages	Real estate leasing	Securities	Other collaterals	CLN	Central counterparties	Banks	Other Financial entities	Other entities	Public entities	Banks	Other financial entities	Other entities	Total callaterals and personnel guarantees
1. Secured balance-sheet exposures	62,034,712	60,361,062	35,530,962	1,665,374	7,439,055	1,123,877	-	-	-	-	-	7,529,601	1,980	583,165	4,687,453	58,561,467
1.1 totally secured	55,983,797	54,471,153	35,526,451	1,665,374	7,301,832	1,063,892	-	-	-	-	-	3,773,134	1,537	529,276	4,374,979	54,236,475
- of which non-performing	2,599,225	1,426,763	925,492	85,737	3,417	16,567	-	-	-	-	-	277,090	-	16,521	94,185	1,419,009
1.2 Partially secured	6,050,915	5,889,909	4,511	-	137,223	59,985	-	-	-	-	-	3,756,467	443	53,889	312,474	4,324,992
- of which non-performing	419,290	282,094	448	-	1,939	432	-	-	-	-	-	214,143	-	3,189	14,765	234,916
2. Secured off-balance sheet exposures	17,651,466	17,621,567	340,518	21,006	10,265,190	747,689	-	-	-	-	-	764,236	2,926	497,890	4,248,752	16,888,207
1.1 totally secured	15,618,651	15,593,156	337,853	21,002	10,235,558	162,130	-	-	-	-	-	466,401	2,926	454,639	3,844,215	15,524,724
- of which non-performing	85,548	75,280	5,086	1,362	2,048	1,300	-	-	-	-	-	5,339	-	1,431	58,585	75,151
1.2 Partially secured	2,032,815	2,028,411	2,665	4	29,632	585,559	-	-	-	-	-	297,835	-	43,251	404,537	1,363,483
- of which non-performing	24,907	21,949	-	-	219	561	-	-	-	-	-	3,160	-	262	14,239	18,441

In addition to balance sheet exposures, the table shows the amount of off-balance sheet exposures to customers (includ-ing derivative contracts with customers) which are fully or partially secured.

As regards personal guarantees, the economic segments to which guarantors (credit commitments) and sellers of pro-tection (credit derivatives) belong are identified by making reference to the classification criteria provided for by the Bank of Italy, Circular no. 140 of 11 February 1991 “Instructions for classifying customers”. Exposures are classified as either “totally secured” or “partially secured” by comparing the gross exposure with the amount of the guarantee established in the contract; for that purpose, any supplemental guarantees are also considered.

The fair value of collaterals estimated as at the reporting date is shown in the columns “Collaterals” and “Personal guaran-tees”; if such information is not available, the contractual value is reported. Please note that both values may not be higher than the book value of secured exposures, in line with the 8th update to Bank of Italy Circular 262.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

A.4 – Financial and non-financial assets obtained through enforcement of guarantees received

				Book value
	Derecognised credit exposure	Gross Value	Total impairment (losses)		of which: obtained during the year
A. Property, plant and equipments	48,647	53,749	25,905	27,844	3,882
A.1. Used in the business	-	-	-	-	-
A.2. Held for investments	48,647	53,749	25,905	27,844	3,882
A.3. Inventories	-	-	-	-	-
B. Equity instruments and Debt securities	24,214	24,214	(3,001)	27,215	-
C. Other assets	-	-	-	-	-
D. Non current assets and group of assets held for sale	-	-	-	-	-
D.1. Property, plant and equipment	-	-	-	-	-
D.2. Other assets	-	-	-	-	-
Total 31 12 2024	72,861	77,963	22,904	55,059	3,882
Total 31 12 2023	95,985	74,330	21,484	52,846	-

The “Financial and non-financial assets obtained through enforcement of guarantees received” shown in the table above include assets:

•	resulting from non-redemption of assets in leasing and termination of non-performing finance lease agreements;

•	resulting from datio in solutum.

As at 31 December 2024, the Bank held financial instruments with a book value of EUR 24.2 mln (EUR 27.1 mln as at 31 December 2023), classified in the accounting portfolio of “Financial assets mandatorily measured at fair value”, which represent financial assets not previously granted by the debtor as collateral for pre-existing loans granted, but acquired as part of bilateral agreements with the latter, as a result of which the Group arranged for the derecognition of the related credit exposure.

BANCA MONTE DEI PASCHI DI SIENA

B. Breakdown and concentration of credit exposures

B.1 - Breakdown of on- and off-balance-sheet exposures to banks by business segment

31 12 2024

	Public entities		Fianncial companies		Financial companies: of which insurance companies		Non-financial companies		Families
Exposures/Counterparties	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)
A. Balance sheet exposure
A.1 Bad loans	176	813	3,444	938	-	-	320,856	649,672	104,779	164,172
- of which: forborne	-	-	186	168	-	-	58,281	114,976	24,145	44,747
A.2 Unlikely to pay	1,635	2,077	1,141	910	-	-	819,196	613,515	542,974	248,747
- of which: forborne	13	10	323	266	-	-	301,597	198,276	343,359	142,168
A.3 Past-due nonperforming	7,631	6,048	140	102	-	-	20,018	7,756	36,704	10,949
- of which: forborne	-	-	-	-	-	-	1,650	678	1,890	473
A.4 Performing exposures	15,750,518	7,240	11,048,185	8,987	81,645	-	31,888,302	296,192	32,651,368	158,963
- of which: forborne	18,200	30	40,960	794	-	-	602,513	48,851	344,085	18,531
Total A	15,759,960	16,178	11,052,910	10,937	81,645	-	33,048,372	1,567,135	33,335,825	582,831
B. Off-balance-sheet exposures
B.1 Non performing exposures	-	-	995	204	-	-	483,857	115,537	16,273	583
B.2 Performing exposures	3,578,181	20	12,580,849	193	243,571	-	24,941,281	38,380	1,764,315	2,539
Totale B	3,578,181	20	12,581,844	397	243,571	-	25,425,138	153,917	1,780,588	3,122
Total (A+B) 31 12 2024	19,338,141	16,198	23,634,754	11,334	325,216	-	58,473,510	1,721,052	35,116,413	585,953
Total (A+B) 31 12 2023	19,792,482	19,238	21,683,695	28,957	125,013	-	58,608,866	1,637,477	35,238,874	622,484

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

B.2 – Breakdown of on- and off-balance-sheet exposures to customers by geographic area

	ITALY		OTHER EUROPEAN COUTRIES		AMERICA		ASIA		REST OF THE WORLD
Exposures/Gerographic Areas	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)
A. Balance sheet exposure
A.1 Bad loans	428,389	812,121	653	1,591	154	1,670	58	213	-	-
A.2 Unlikely to pay	1,358,864	856,574	5,424	7,745	391	326	267	590	-	14
A.3Past-due nonperforming	61,705	23,943	1,932	641	174	10	643	251	40	9
A.4 Performing exposures	88,489,488	469,512	1,037,554	809	522,653	493	113,466	111	1,175,213	457
Total A	90,338,446	2,162,150	1,045,563	10,786	523,372	2,499	114,434	1,165	1,175,253	480
B. Off-balance-sheet exposures
B.1 Non performing exposures	500,387	116,324	2	-	2	-	734	-	-	-
B.2 Performing exposures	40,752,627	41,064	1,680,832	65	320,121	2	49,696	-	61,350	-
Total B	41,253,014	157,388	1,680,834	65	320,123	2	50,430	-	61,350	-
Total (A+B) 31 12 2024	131,591,460	2,319,538	2,726,397	10,851	843,495	2,501	164,864	1,165	1,236,603	480
Total (A+B) 31 12 2023	130,875,406	2,293,663	3,522,876	10,804	573,291	2,310	155,670	1,212	196,673	163

BANCA MONTE DEI PASCHI DI SIENA

B.3 - Breakdown of on- and off-balance-sheet exposures to banks by geographic area (book values)

Esposizioni/Aree geografiche

	ITALY		OTHER EUROPEAN COUTRIES		AMERICA		ASIA		REST OF THE WORLD
Exposures/Gerographic Areas	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)	Net exposure	Total impairment (losses)
A. Balance sheet exposure
A.1 Bad loans	-	-	-	-	-	-	-	-	-	-
A.2 Unlikely to pay	-	-	420	748	7,732	5,877	-	-	-	-
A.3Past-due nonperforming	-	-	-	-	-	-	-	-	-	-
A.4 Performing exposures	14,913,631	343	1,202,333	231	48,374	4	158,655	450	97,008	11
Total A	14,913,631	343	1,202,753	979	56,106	5,881	158,655	450	97,008	11
B. Off-balance-sheet exposures
B.1 Non performing exposures	-	-	-	-	13,510	-	-	-	-	-
B.2 Performing exposures	564,929	32	1,272,619	79	199,464	2	619,577	37	205,280	104
Total B	564,929	32	1,272,619	79	212,974	2	619,577	37	205,280	104
Total (A+B) 31 12 2024	15,478,560	375	2,475,372	1,058	269,080	5,883	778,232	487	302,288	115
Total (A+B) 31 12 2023	16,834,648	601	2,313,093	1,166	289,080	60	594,343	264	280,974	108

B.4 Large exposures

Item/Amount	31 12 2024	31 12 2023
a) Book value	110,206,514	87,787,472
b) Weighted value	2,951,123	2,011,916
c) Number	8	8

Regulations provide for positions to be defined as “large exposures” by making reference to credit-risk unweighted expo-sures.

An exposure is deemed as a “large exposure” when its amount is equal to or greater than 10% of own funds.

The increase recorded during 2024 compared to 2023 for the “Book value” is mainly due to the positive change in transac-tions both with the State and with eligible central counterparties, which are exempt from the calculation of the weighted value, as provided for in CRR, art. 400 (1) letter j). The increase in the “Weighted Value” referred to 2024, compared to 2023, is substantially attributable to the increase in guaranteed factoring operations (acquisition of bank guarantees from leading banks).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

C. SECURITISATION TRANSACTIONS

Qualitative Information

For qualitative information, please refer to Part E of the Notes to the Consolidated Financial Statements.

We describe below the characteristics of the Bank’s securitisation transactions originated in previous financial years and outstanding as at 31 December 2024, the securities of which have been partly placed on the market.

Synthetic securitisation transactions

As at 31 December 2024, there were two synthetic securitisation transactions took in place on July 2021, called “Siena 2021 - RegCap-1” and “Siena 2021-RegCap Specialised Lending” (inherited following the merger by incorporation of MPS Capital Services Banca per le Imprese S.p.A.).

The main objective of a synthetic securitisation is to free up regulatory and economic capital by reducing the credit risk of the portfolio underlying the transaction (Significant Risk Transfer). In general, it is envisaged, through the stipulation of guarantee contracts, the purchase of protection of the credit risk underlying a loan portfolio, of which the Originator retains full ownership and the relative servicing management.

For further details, reference should be made to the Notes to the Consolidated Financial Statements - Part E - Section C “Securitisation transactions”.

Own securitisations with derecognition of the underlying assets

Siena NPL 2018 Srl

In the course of 2017, on the basis of what is set forth in the Restructuring Plan and in line with the terms of the agreements entered into with Quaestio Capital Management SGR S.p.A., the Bank completed a transfer through securitisation of a portfolio of bad loans along with other Group companies.

The portfolio was sold on 20 December 2017 to the vehicle Siena NPL 2018 S.r.l., established for this purpose. The SPV financed the purchase of the portfolio through the issue of asset-backed securities with limited recourse of the Senior A1, Senior A2, Mezzanine and Junior class, centralized in dematerialized form at Monte Titoli S.p.A. and initially not listed on any regulated market in Italy and/or abroad.

On 9 January 2018, the transfer of 95% of the mezzanine notes to Quaestio Capital SGR on behalf of the Italian Recovery Fund (formerly Fondo Atlante II) was completed. In May 2018, at the end of the rating assignment process, the Senior Notes were restructured into a single class, obtaining an investment grade rating from the 3 ratings agencies involved as illustrated below. Consequently, the securities issued by the SPV were the following:

i.	Senior A notes for EUR 2,918 mln, rating A3/BBB+/BBB (Moody’s/Scope Ratings/DBRS). The outstanding amount as at 31 December 2024 was around EUR 813 mln. The rating as at 31 December 2024 is Ba1/BBB+/BB high (Moody’s/ Scope Ratings/DBRS);

ii.	Mezzanine B notes for EUR 848 mln, without rating and sold to the Italian Recovery Fund, for a portion of 95% of the issue. The outstanding amount as at 31 December 2024, also due to the capitalisation of the interest (payment-in-kind), was about EUR 901 mln;

iii.	Junior for EUR 565 mln, without rating and transferred to the Italian Recovery Fund, for a 95% share of the issue.

The transfer of 95% of the Mezzanine and Junior securities resulted in the deconsolidation of the entire securitised portfolio in June 2018. The remaining 5% of the Mezzanine and Junior notes was retained for the purpose of compliance with the “retention rule”.

Lastly, in July 2018, the MEF granted, with a decree, the government guarantee (GACS) on the senior tranche of the securi-tisation. Obtainment of the GACS completed the entire securitisation process.

BANCA MONTE DEI PASCHI DI SIENA

Norma SPV S.r.l.

On 1 July 2017, as part of a securitisation of non-performing loans, partly originated by banks outside the Group, the Bank completed the sale of a portfolio of 12 non-performing loans in the real estate and shipping sectors for an amount equal to, respectively, EUR 24.0 mln and EUR 145.3 mln.

To fund the acquisition of this portfolio, on 21 July 2017 the SPV issued Class A1, B, C and D ABS securities (the “Secu-rities”) for the real estate sector and Class A1, B, C1, C2 and D ABS securities for the shipping sector. The senior classes of both the real estate and shipping transactions were placed with institutional investors, while the mezzanine and junior classes were subscribed by each transferring bank in proportion with the transferred loans. Specifically, the Bank sub-scribed the following classes:

•	Real Estate: Class B notes for a nominal amount of EUR 11.6 mln; Class C notes for a nominal amount of EUR 2.4 mln; Class D notes for a nominal amount of EUR 9.2 mln.

•	Shipping: Class B notes for a nominal amount of EUR 46.2 mln; Class C1 notes for a nominal amount of EUR 20.7 mln; Class C2 notes for a nominal amount of EUR 6.6 mln; Class D notes for a nominal amount of EUR 66.8 mln.

During the first quarter of 2020, the Bank carried out derecognition of the loans underlying the securitization because, following the approval of the proposal for composition with creditors with RBD Armatori S.p.A., there were no risks or benefits to the Bank linked to the ownership of the loans.

On 21 October 2024, Noteholders including Banca MPS entered into an Unwinding Agreement authorising the unwinding of both segments of the Norma SPV Securitisation following payments on that date of EUR 0.4 mln in respect of Real Es-tate and USD 0.1 mln in respect of Shipping. Subsequently, the Termination Letter was signed on 23 October 2024 and the notes were removed from the Bank’s accounts on 2 January 2025 .

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

Quantitative Information

C.1 - Exposures arising from major own securitisation transactions broken down by type of securitised assets and type of exposure

	Balance- sheet exposure						Guarantee issued						Lines of credit
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior
Quality of underlying assets/esposures	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals
A. Fully derecognised	818,735	(615)	27,920	(8,949)	585	(3,445)	-	-	-	-	-	-	-	-	-	-	-	-
Non performing loans	818,735	(615)	27,920	(8,949)	585	(3,453)	-	-	-	-	-	-	-	-	-	-	-	-
Mortgages loans	-	-	-	-	-	(40)	-	-	-	-	-	-	-	-	-	-	-	-
Shipping loans	-	-	-	-	-	48	-	-	-	-	-	-	-	-	-	-	-	-
B. Partially derecognised	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C. Not derecognised	483,628	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
SME Mortgages	226,748	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
SME and Corporate Mortgages	256,880	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	1,302,363	(615)	27,920	(8,949)	585	(3,445)	-	-	-	-	-	-	-	-	-	-	-	-
Of vhich: non-performing	818,735	(615)	27,920	(8,949)	585	(3,445)	-	-	-	-	-	-	-	-	-	-	-	-
Of vhich: others	483,628	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

In relation to securitisation transactions with own and third-party underlying assets, the table indicates balance-sheet ex-posures, unsecured exposures, and other forms of credit enhancement.

The table above shows, for synthetic securitisations, the amount of risk retained in transactions not derecognised from the Financial Statements.

BANCA MONTE DEI PASCHI DI SIENA

C.2 - Exposures arising from major ‘third-party’ securitisation transactions broken down by type of securitised asset and type of exposure

31 12 2024

	Balance- sheet exposure						Guarantee issued						Lines of credit

	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior
Quality of underlying assets/esposures	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals	Book value	Impairment (loss)/ reversals
Non-performing loans	4,702	(6,075)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commiercial mortgages	10,090	(727)	10,952	(2,949)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
First mortgages real estate loans	-	-	-	-	-	(35)	-	-	-	-	-	-	-	-	-	-	-	-
Shipping loans	-	-	-	-	-	35	-	-	-	-	-	-	-	-	-	-	-	-
Total	14,792	(6,802)	10,952	(2,949)	-	-	-	-	-	-	-	-	-	-	-	-	-	-

The table provides the exposures taken by the Bank for each third-party securitisation transaction as well as reporting the contractual type of assets sold. The column “Write-downs/write-backs” indicates the amount of any write-downs or write-backs during the year as well as depreciations and revaluations posted to the income statement or directly to equity reserves, in the case of securities in the portfolio “Financial assets measured at fair value through other comprehensive income”.

C.3 Special purpose securitisation vehicles

31 12 2024

			Assets			Liabilities
Securitisation/Vehicle company name	Registered office	Consolidation	Credit	Debt securities	Other	Senior	Mezzanine	Junior
Belvedere SPV	Via Vittorio Betteloni 2, Milano	NO	241,838		138,120	214,958	70,000	95,000
Deco 2019 - Vivaldi S.r.l.	Via Vittorio Betteloni 2, Milano	NO	200,000		-	110,852	73,599	15,549
Pietra Nera Uno S.r.l.	Via V.Alfieri, 1 Conegliano (TV)	NO	194,408		-	101,101	83,577	9,730
Siena Npl 2018 S.r.l.	Via Piemonte, 38 Roma	NO	2,159,166		120,038	812,988	901,215	565,000
Total			2,795,412	-	258,158	1,239,899	1,128,391	685,279

C.4 - Non-consolidated special purpose securitisation vehicles

The information referred to in this table is not provided in that the Bank prepares the consolidated financial statements.

C.5 - Servicer activities - own securitisations: collections of securitised loans and redemptions of securities issued by the special purpose securitisation vehicle

As at 31 December 2024, the Bank does not carry out servicer activities in its own securitisation transactions in which the assets sold have been derecognised in the financial statements pursuant to IFRS 9.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

D. Information on structured entities not consolidated for accounting purposes (other than special purpose securitisation vehicles)

Qualitative Information

Quantitative Information

The information referred to in this section is not provided in that the Bank prepares the consolidated financial statements.

BANCA MONTE DEI PASCHI DI SIENA

E. Sale transactions

A. Financial assets sold and not fully derecognised

Qualitative Information

As at 31 December 2024, the Bank had no outstanding multi-originator transfers of loan portfolios to mutual funds with allocation of the relevant units to the transferring intermediaries that did not result in the derecognition of the transferred loans in accordance with IFRS 9. It should also be noted that the transfers for which the Bank has not fully derecognised its loans refer exclusively to securitisation transactions, for the qualitative details of which please refer to “Section C - Securitisation Transactions” of this Part E of the Notes to the Financial Statements.

Quantitative Information

E.1 - Financial assets sold and fully recognised and associated financial liabilities: book values

		Financial assets fully recognised				Financial liabilities
	Book value	of which: subject to securitization transactions	of which: subject to repurchase agreement	of which: non-performing	Book value	of which: subject to securitization transactions	of which: subject to repurchase agreement
Financial assets held for trading	1,134,044	-	1,134,044	X	1,136,731	-	1,136,731
Financial assets mandatorily measured at fair value	-	-	-	-	-	-	-
1. Debt securities	-	-	-	-	-	-	-
2. Equity instruments	-	-	-	X	-	-	-
3. Loans	-	-	-	-	-	-	-
Financial assets designated at fair value	-	-	-	-	-	-	-
Financial assets measured at fair value through other comprehensive income	929,299	-	929,299	-	932,973	-	932,973
1. Debt securities	929,299	-	929,299	-	932,973	-	932,973
2. Equity instruments	-	-	-	X	-	-	-
3. Loans	-	-	-	-	-	-	-
Financial assets measured at amortised cost	3,566,353	-	3,566,353	-	3,150,049	-	3,150,049
1. Debt securities	3,566,353	-	3,566,353	-	3,150,049	-	3,150,049
2. Loans	-	-	-	-	-	-	-
Total as at 31 12 2024	5,629,696	-	5,629,696	-	5,219,753	-	5,219,753
Total as at 31 12 2023	3,697,203	-	3,697,203	-	3,500,295	-	3,500,295

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

E.2 - Financial assets sold and partially recognised and associated financial liabilities: book values

This table was not completed because at the reporting date and for previous year the Bank has no financial assets sold and partially recognised.

E.3 - Sales transactions relating to financial liabilities with repayment exclusively based on assets sold and not fully derecognised: fair value

This table is empty because in both the current and previous years, the Bank did not have any sales transactions relating to liabilities with repayment exclusively based on assets sold and not fully derecognised.

B. Financial assets sold and fully derecognised with assessment of continuing involvement

Qualitative Information

Quantitative Information

As at 31 December 2024, as well as 31 December 2023, no position should be reported.

C. Financial assets sold and fully derecognised

Qualitative Information

Following are multi-originator transfers, regarding loan portfolios, to a mutual investment fund with the attribution of the related units to the transferring intermediaries. The transactions outlined below led to the derecognition of the receivables sold pursuant to IFRS 9 (“derecognition”), as the Bank did not substantially retain the risks and rewards of the transferred assets and also did not retain any substantial control over these assets, which were instead assumed by the fund manage-ment company (hereinafter also SGR). In particular, the risks and benefits that the Group could achieve from the units held in exchange for the contribution of receivables, are not anchored in the an, nor the quantum or the time frame, to events affecting the assigned loans, given that the economic and financial trends related to individual receivables will not automatically and directly affect the returns of individual shareholders, which will instead depend on the general performance of the fund managed by the SGR.

Efesto Fund

In November 2020, jointly with the former subsidiary Capital Services, the Bank has finalised a multi-originator transfer of a portfolio of loans, classified as “unlikely to pay”; these are loans granted to industrial and service companies located in Italy and with a turnover of no less than EUR 20 mln in the last 3 years; these loans were sold to a Fund managed by Finan-ziaria Internazionale Investments S.G.R. S.p.A. The transaction has been settled by offsetting the credit on the Fund with the concurrent underwriting of freed-up units of the Fund itself.

As at the sale date, the portfolio consisted of loans payable to the Bank and other banking groups by 51 target companies (for the Bank 9 debtors) for a total gross exposure of EUR 432.5 mln (EUR 66.7 mln for the Bank) at a total price of EUR 197.2 mln, of which EUR 31.1 mln related to the Bank. At the sale date, the net book value of the loans for the Bank was EUR 36.9 mln.

The loans sold are fully derecognised as the assets of the Bank as at 31 December 2020 and the fund units are recognized for a total of EUR 28.3 mln, equal to a 15.8% investment in the fund.

With a legal effective date of 29 May 2023, the Bank has acquired the shares held by the subsidiary MPSCS as a result of the merger transaction carried out during the year, while the Group’s overall investment in the Fund remained unchanged.

As at 31 December 2024, the Bank held 3.0% of the Fund’s units (5.0% as at 31 December 2023), with a book value of EUR 21.5 mln (EUR 26.4 mln as at 31 December 2023). The reduction in percentage ownership is mainly due to new contributions made to the Fund by unit-holders other than the Bank. For more information on the criteria for determining the fair value of the units, please refer to Part A of these Notes to the Financial Statements.

BANCA MONTE DEI PASCHI DI SIENA

Back2Bonis Fund

On 27 December 2019, the Bank, in agreement with the former subsidiary Capital Services, UBI Banca and Banco BPM finalised with AMCO and the Prelios Group a transaction named Cuvée which has provided for the creation of a multi-originator platform to manage UTP (Unlikely to pay) loans, from EUR 3 mln to 30 mln, issued to companies of the real estate sector that are in a restructuring phase or in financial difficulties.

The first step of this transaction was completed in December 2019 when the positions of 46 debtors were transferred to the Fund (for the Bank, 4 debtors) for a total of about EUR 453 mln (of which EUR 56.7 mln for the Bank) at a price of about EUR 242 mln (EUR 21.5 mln for the Bank). The assignor banks received, as consideration for the sale and as a result of the steps described, the units of the Fund in which the Bank has an 8.9% holding.

As at 31 December 2024, the Bank held 4.0% of the Fund’s units (4.1% as at 31 December 2023), with a book value of EUR 33.0 mln (EUR 34.3 mln as at 31 December 2023). The reduction in percentage ownership is mainly due to new contributions made to the Fund by unit-holders other than the Bank.

Clessidra Fund

In September 2019, the Bank finalised a transfer of a multi-originator type of a portfolio of loans classified as “unlikely to pay”, issued to industrial and service companies located in Italy and with a turnover not under EUR 50 mln, to a Fund managed by Clessidra SGR S.p.A. The price settlement was determined by offsetting the loan owed by the Fund with the concurrent underwriting of freed-up units of the Fund.

The Fund was established for the purpose of improving the performance for the recovery of the loans acquired, thanks to the value increase of the target companies through:

●	inputs of a managerial nature, made possible through the substantial addition of the Fund to the net financial positions of the companies and to any conversion of the acquired loans into equity instrument of the same companies;

●	contribution of financial resources instrumental for a better industrial and financial turnaround process.

The Fund has issued four categories of units with different economic rights:

●	units A reserved to the transferring banks;

●	units B and C intended for two categories of institutional investors who contribute a “new finance”;

●	units D reserved to the Fund management team.

At the date of sale, the portfolio consisted of receivables due to the Bank, the subsidiary MPS Capital Services S.p.A. and other banking groups from 13 target companies (for the MPS Group, 8 debtors) for a gross total exposure of approx. EUR 274 mln, of which EUR 91 mln referring to the Bank, at a total price of EUR 196 mln, of which EUR 69 mln referring to the Bank for a percentage interest in the fund of 35.2%. At the sale date, the net book value of the loans for the Bank was EUR 63 mln.

As at 31 December 2024, the Bank held 39.5% of the Fund’s units (unchanged from 31 December 2023), with a book value of EUR 58.5 mln (EUR 40.6 mln as at 31 December 2023).

Idea I and Idea II Fund

In 2016 and in 2017, the Bank carried out two multi-originator sales of loan portfolios (with full derecognition in the financial statements) to a mutual investment fund, with attribution of the related units to the transferring intermediaries. This refers to a project of Idea Capital Fund S.g.r., a management company that has established two multi-segment mutual investment funds called the Idea CCR I Fund (2016) and Idea CCR II Fund (2017).

With regard to the Idea CRR I Fund, the Bank contributed 7 positions to the fund for a total of EUR 16.9 mln against a total of EUR 217 mln at a price of EUR 12.5 mln, receiving 5.7% of the shares of the Idea CCR I fund as consideration for the sale.

On the other hand, with regard to the Idea CRR II Fund, the Bank contributed 5 positions to the fund for a total of EUR 42.1 mln against a total of EUR 328.9 mln at a price of EUR 27.1 mln, receiving 11.7% of the shares of the Idea CCR II as consideration for the sale.

As at 31 December 2024, the Bank holds 6.39% and 1.65% of the units of sub-fund A respectively of the Idea CCR I Fund and the Idea CCR II Fund (6.39% and 4.00% as at 31 December 2023). The book value of these shares is respectively EUR 3.0 mln (EUR 4.4 mln as at 31 December 2023) and EUR 8.3 mln (EUR 10.5 mln as at 31 December 2023). The reduction in percentage equity investment in Idea CCR II Fund is mainly due to new contributions made to the Fund by unit holders other than the Bank.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

For more information on the criteria for determining the fair value of the units, please refer to Part A of these Notes to the Financial Statements.

E.4 - Covered bond transactions

Characteristics of the issuance programmes

The characteristics of the covered bond issuance programmes are shown in the corresponding section of the consolidated financial statements.

Accounting treatment

The accounting treatment is shown in the corresponding section of the consolidated financial statements.

Risks and Control Measures

The risks and control measures are shown in the corresponding section of the consolidated financial statements.

Description of individual issuances

The description of individual issuances is provided in the corresponding section of the consolidated financial statements.

BANCA MONTE DEI PASCHI DI SIENA

F. CREDIT RISK MEASUREMENT MODELS

This paragraph provides information of a quantitative nature related to the models for the measurement of credit risk, the qualitative characteristics of which have been described in Chapter 2 “Policies for credit risk management” of Section 2 “Prudential consolidation risk” of the Notes to the Consolidated Financial Statements.

The chart below provides a credit quality breakdown of the Bank portfolio as at 31 December 2024 by Exposure to Risk (REG EAD) and Regulatory Capital (REG CAP). It should be noted that about 58.3% (around 56% as at 31 December 2023) of risk exposure relates to high and good-quality customers (positions in financial assets are excluded). It should be noted that the ranking below also includes exposure to banks, government agencies and non-regulated financial and banking institutions, which are not included in the AIRB approaches. It should be noted that the quality is measured in terms of probability of default assigned to customers through the AIRB models of the MPS Group. Non-AIRB counterparties are nevertheless subject to a credit standing assessment using official ratings where available or appropriate internally determined benchmark values. utilizzando i rating ufficiali laddove presenti oppure opportuni valori internamente determinati.

On the other hand, the following chart provides a breakdown of credit quality only for Corporate and Retail portfolios (which are largely validated by the Supervisory Authority for the use of internal PD and LGD models). As at 31 December 2024, high or good quality exposure accounted for approximately 49.6% of total exposure.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

Analyses conducted at the end of 2024 show that Banca MPS risk exposure is mainly toward “Manufacturing Companies” (47.2% of total loans disbursed), “Households” (35%) and “Governments and Public Administration” (15.8%). The remaining portion refers to “Banks and Financial Institutions” (2.1%).

In terms of Regulatory Capital, the analysis shows that the “Manufacturing Companies” segment absorbs 76.1% of capital, while the “Households” segment absorbs 19.2%.

BANCA MONTE DEI PASCHI DI SIENA

An analysis of the geographical breakdown of Banca MPS customers shows that exposure to risk is primarily concentrated in Italy’s Central regions (42.7%), followed by the North West and North East (20.8% and 17.7% respectively), the South (12.2%), the Islands (4.3%) and foreign countries (2.3%).

Also Regulatory Capital absorption is explained by the composition of loans, higher in Central Italy (29.6%) in North West Italy (29.2%) and North East Italy (20.2%). These are followed by the South (13.6%), the Islands (4.6%) and Abroad (2.8%)

Lastly, the following graphs show, solely for Italian corporate customers, the percentage breakdown of Default Exposure by individual Geographic Area and Regulatory Capital absorption by Business Sector.

The largest share of Default Exposure for businesses in all Geographic Areas is accounted for by the “Services” sector (54%). The remaining 46% is distributed as follows: Industry (32%), Building (8%) and Agriculture (6%).

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

Also as regards Regulatory Capital (CAP), the greater concentration relates to the Services sector in all Geographic Areas.

BANCA MONTE DEI PASCHI DI SIENA

Section 2 - Market Risks

2.1 Interest rate and price risk – Regulatory trading book

For general information on the management model of market risks concerning the Trading Book of the Bank, refer to Part E in the Notes to the Consolidated Financial Statements.

As a result of the centralisation of the Group’s Regulatory Trading Book positions in the Parent Company, the Bank’s risk analyses are the same as those described in Part E of the Consolidated Notes to the Financial Statements, to which reference should be made.

Qualitative Information

Qualitative information regarding the measurement of the interest rate and price risk of the Regulatory Trading Book are shown in Part E of the Notes to the Consolidated Financial Statements.

Quantitative Information

1. Regulatory trading book: breakdown of balance sheet financial assets/liabilities and financial derivatives by residual life (repricing date).

This table was not prepared since an analysis of the regulatory trading book’s sensitivity to interest rate risk and price risk is produced based on internal models.

2. Regulatory trading book: breakdown of exposures in equity instruments and stock indices by major countries of the listing market

This table was not prepared since an analysis of the regulatory trading book’s sensitivity to interest rate risk and price risk is produced based on internal models.

3. Regulatory trading book: internal models and other sensitivity analysis methods

Each business unit within the Bank operates independently on the basis of the objectives and powers it has been assigned. Positions are managed by the Chief Financial Officer (CFO) and Chief Commercial Officer Large Corporate & Investment Banking (LCIB) desks, each with its own operational limits. Each desk adopts an integrated risk management approach (covering more than rate risk, when allowed) in order to benefit from the natural hedge resulting from simultaneously holding positions on risk factors that are not perfectly correlated.

All positions related to the Trading Book are classified as FVTPL for accounting purposes, with changes in fair value posted directly to profit and loss.

As a result of the centralisation of the Group’s Regulatory Trading Book positions in the Parent Company, the Bank’s risk factor sensitivity analyses are the same as those described in Part E of the Consolidated Notes to the Financial Statements, to which reference should be made.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

2.2 Interest rate and price risk - Banking Book

Qualitative Information

The qualitative information on the measurement of the interest rate and price risk of the Banking Book is provided in Part E of the Notes to the consolidated financial statements, to which reference is also made for information on the risk management processes and measurement and control methods.

Quantitative Information

1. Banking book: breakdown of financial assets and liabilities by residual life (repricing date)

This table has not been prepared since an analysis of the banking book’s sensitivity to interest rate risk and price risk is produced based on internal models.

2. Banking book: internal models and other sensitivity analysis method

2.1 Interest rate risk

The amount of economic value at risk due to a +100 bps parallel shift of the rate curve stood at EUR -380.6 mln for the Bank at year end (vs. EUR +271.7 mln for a shift of -100 bps).

2.2 Price risk

We provide below a scenario analysis which includes all directional positions assumed by the Parent Company in equity securities and UCITS, measured at fair value (e.g. securities classified as “Financial assets measured at fair value through other comprehensive income” and as “Financial assets mandatorily measured at fair value”):

MPS Bank Banking Book

(mln of Eur)

			Effect on Net Banking
			Income and Economic
Risk Family	Scenario		result	Ettect on Net Capital	Overall Effect
Equity	+1%	Equity Prices (prices, indicies)	2,60	1,74	4,34
Equity	-1%	Equity Prices (prices, indicies)	(2.60)	(1.74)	(4.33)
Equity	+1%	Equity Prices (prices, indicies)	0	0	0

The equity investment in the Bank of Italy represents approximately 79% of the effect on the Shareholders’ Equity relating to the scenario analysis described above.

The data shown in the table coincide with that illustrated in Part E of the Notes to the consolidated financial statements as a result of the centralisation in the Parent Company of the exposures in equities and UCITS measured at fair value.

BANCA MONTE DEI PASCHI DI SIENA

2.3 Foreign exchange risk

Qualitative Information

Qualitative information, including the hedging of exchange rate risk, is shown in Part E of the Notes to the Consolidated Financial Statements.

B. Hedging of exchange rate risk

Quantitative Information

1. Breakdown by currency of assets, liabilities and derivatives

31 12 2024

	Currencies
Items	US dollar	Pound sterling	Yen	Canadian Dollar	Swiss Franc	Other currencies
A. Financial assets	1,274,488	102,231	40,454	2,912	8,387	44,466
A.1 Debt securities	522,577	274	-	-	-	-
A.2 Equity securities	53,907	2,426	198	26	1,543	782
A.3 Loans to banks	150,951	93,393	36,736	1,708	1,266	34,283
A.4 Loans to customers	547,053	6,138	3,520	1,178	5,578	9,401
A.5 Other financial assets	-	-	-	-	-	-
B. Other assets	57,566	1,054	488	180	861	6,959
C. Financial liabilities	870,438	18,219	28,756	3,815	2,474	12,209
C.1 Deposits from banks	268,875	1,926	3	1,271	307	2,000
C.2 Customer accounts	601,563	16,293	28,753	2,544	2,167	10,209
C.3 Debt securities	-	-	-	-	-	-
C.4 Other financial liabilities	-	-	-	-	-	-
D. Other liabilities	21,285	334	53	34	45	9,220
E. Financial derivatives
- Options
+ Long positions	109,078	7,826	1,064	-	-	8,146
+ Short positions	171,832	-	10,071	-	-	38,671
- Other
+ Long positions	1,200,711	155,972	37,889	5,334	13,970	86,670
+ Short positions	1,589,904	246,633	40,699	3,373	18,081	62,182
Total assets	2,641,843	267,083	79,895	8,426	23,218	146,241
Total liabilities	2,653,459	265,186	79,579	7,222	20,600	122,282
Difference (+/-)	(11,616)	1,897	316	1,204	2,618	23,959

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

2. Internal models and other sensitivity analysis methods

For general information on the management model of foreign exchange risks, refer to Part E in the Notes to the Consolidated Financial Statements.

The following scenarios were used for foreign exchange rate simulations:

•	+1% for all foreign exchange rates to the Euro,

•	-1% for all foreign exchange rates to the Euro;

•	+1 point for all volatility surfaces of all foreign exchange rates.

The impact on operation margin and on net profit (loss) for the year was estimated taking account of positions classified as “Financial assets held for trading” and “Financial assets mandatorily measured at fair value”; market value changes are recognised directly in the income statement. Instead, the effect on equity is estimated with reference to all positions classified as “Financial assets measured at fair value through other comprehensive income” and related fair value hedges (FVH). The total effect is the result of the algebraic sum of the two components. Below is a summary of the scenario analyses.

MPSBank

(euro)

Risk Family	Scenario	Effect on Net Banking Income and Economic Result Effect	Effect on Net capital	Overall Effect
Forex	+1% FX against EUR	0,56	(0.35)	0,21
Forex	-1% FX against EUR	(0.64)	0,35	(0.29)
Forex	+1 punto Forex Volatility	0,39	0,00	0,39

The figures reported in the are the same as those shown in Part E of the Consolidated Notes to the Financial Statements, as a result of the centralisation in the Parent Company of exchange rate risk exposures relating to financial assets held for trading and the aforementioned banking book assets measured at fair value.

BANCA MONTE DEI PASCHI DI SIENA

Section 3 - Derivatives and hedging policies

3.1 Derivatives for trading

A. Financial derivatives

A.1 Financial derivatives for trading: end of period notional amounts

	Total 31 12 2024				Total 31 12 2023
	Over the counter				Over the counter
		No Central counterparties				No Central counterparties
Underlying asset/Type of derivative	Central counterparties	Contracts subject to Master netting agreements	Contracts not subject to Master netting agreements	Organised financial markets	Central couterparties	Contracts subject to Master netting agreements	Contracts not subject to Master netting agreements	Organised financial markets
1. Debt securities and interest rate	-	255,858,937	4,441,652	-	-	221,288,041	4,548,336	-
a) Options	-	6,002,399	1,120,497	-	-	6,114,878	1,284,219	-
b) Swaps	-	249,675,075	3,052,979	-	-	214,988,637	3,076,729	-
c) Forward	-	-	268,176	-	-	-	187,388	-
d) Futures	-	181,463	-	-	-	184,526	-	-
e) Other	-	-	-	-	-	-	-	-
2. Equity securities and stock indices	-	3,438,909	3,640	26,302	-	7,025,975	16,093	136,737
a) Options	-	1,990,874	3,640	26,302	-	4,504,097	16,093	122,954
b) Swaps	-	1,343,460	-	-	-	2,271,760	-	-
c) Forward	-	-	-	-	-	-	-	-
d) Futures	-	104,575	-	-	-	250,118	-	13,783
e) Other	-	-	-	-	-	-	-	-
3. Exchange rates and gold	-	257,374	1,743,620	-	-	120,930	1,542,058	-
a) Options	-	182,477	526,333	-	-	44,500	509,261	-
b) Swaps	-	-	-	-	-	-	-	-
c) Forward	-	74,897	1,217,287	-	-	76,430	1,032,797	-
d) Futures	-	-	-	-	-	-	-	-
e) Other	-	-	-	-	-	-	-	-
4. Commodities	-	76,378	189,858	-	-	87,983	183,004	-
5. Other underlying	-	-	-	-	-	-	-	-
Total	-	259,631,598	6,378,770	26,302	-	228,522,929	6,289,491	136,737

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

A.2 Financial derivatives for trading: gross positive and negative fair value - breakdown by products

	Total 31 12 2024				Total 31 12 2023
	Over the counter				Over the counter
		No Central counterparties				No Central counterparties
Underlying asset/Type of derivative	Central couterparties	Contracts subject to Master netting agreements	Contracts not subject to Master netting agreements	Mercati organizzati	Central couterparties	Contracts subject to Master netting agreements	Contracts not subject to Master netting agreements	Organised financial markets
1. Positive Fair value
a) Options	-	174,794	10,528	206	-	251,836	9,142	3,255
b) Interest rate swap	-	7,601,893	32,113	-	-	8,614,066	24,306	-
c) Cross currency swap	-	-	-	-	-	-	-	-
d) Equity swap	-	42,543	-	-	-	39,507	-	-
e) Forward	-	1,569	26,975	-	-	156	10,104	-
f) Futures	-	545	-	-	-	218	-	-
g) Other	-	-	23,044	-	-	2,099	25,839	-
Total	-	7,821,344	92,660	206	-	8,907,882	69,391	3,255
2. Negative fair value
a) Options	-	133,687	29,652	358	-	181,922	51,859	2,848
b) Interest rate swap	-	6,180,420	56,154	-	-	7,418,405	98,441	-
c) Cross currency swap	-	-	-	-	-	-	-	-
d) Equity swap	-	8,090	-	-	-	19,013	-	-
e) Forward	-	787	18,264	-	-	1,296	13,927	-
f) Futures	-	1,712	-	-	-	135	-	-
g) Other	-	-	7,835	-	-	3,410	24,579	-
Total	-	6,324,696	111,905	358	-	7,624,181	188,806	2,848

BANCA MONTE DEI PASCHI DI SIENA

A.3 Financial OTC derivatives for trading: notional amounts, gross positive and negative fair value by counterparties

31 12 2024

Underlying assets	Central Counterparties	Banks	Other Fiancial Companies	Other entities
Contracts not subject to master netting agreements
1) Debt securities and interest rates
- notional value	X	116,667	401,062	3,923,923
- positive fair value	X	-	1,985	32,771
- negative fair value	X	7,804	1,611	69,423
2) Equity securities and stock indices
- notional value	X	-	2,989	651
- positive fair value	X	-	3,206	3
- negative fair value	X	-	-	-
3) Exchange rates and gold
- notional value	X	325,591	14,438	1,403,591
- positive fair value	X	15,985	-	16,372
- negative fair value	X	486	986	23,760
4) Commodities
- notional value	X	-	-	189,858
- positive fair value	X	-	-	22,338
- negative fair value	X	-	-	7,835
5) Other underlying
Contracts subject to master netting agreements
1) Debt securities and interest rates
- notional value	-	63,657,847	189,590,011	2,611,079
- positive fair value	-	2,198,058	5,424,855	131,586
- negative fair value	-	1,764,857	4,339,043	89,804
2) Equity securities and stock indices
- notional value	-	693,731	2,570,570	174,608
- positive fair value	-	32,375	28,600	3,023
- negative fair value	-	23,277	99,776	3,579
3) Exchange rates and gold
- notional value	-	150,130	24,010	83,234
- positive fair value	-	1,329	241	732
- negative fair value	-	2,301	233	114
4) Commodities
- notional value	-	-	76,378	-
- positive fair value	-	-	545	-
- negative fair value	-	-	1,712	-
5) Other underlying

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

A.4 Residual life of financial OTC derivatives for trading: notional amounts

Underlying asset/residual life	Up to 1 year	1 to 5 years	Over 5 years	Total
A.1 Financial derivatives on debt securities and interest rates	79,248,845	89,040,476	92,011,268	260,300,589
A.2 Financial derivatives on equity securities and stock indices	2,373,700	998,217	70,632	3,442,549
A.3 Financial derivatives on exchange rates and gold	1,859,443	130,723	10,828	2,000,994
A.4 Financial derivatives on other underlying assets	220,001	46,235	-	266,236
A.5 Other financial derivates	-	-	-	-
Total 31 12 2024	83,701,989	90,215,651	92,092,728	266,010,368
Total 31 12 2023	73,969,617	77,851,634	82,991,169	234,812,420

B. Credit derivatives

B.1 Credit derivatives for trading: end of period notional amounts

	Regulatory trading book
Transaction categories	single name	with multiple counterparties (basket)
1. Purchases of protection
a) Credit default products	136,203	59,500
b) Credit spread products	-	-
c) Total rate of return swap	90,908	-
d) Others	-	-
Total 31 12 2024	227,111	59,500
Total 31 12 2023	136,539	50,200
2. Sales of protection	-	-
a) Credit default products	1,555,724	59,500
b) Credit spread products	-	-
c) Total rate of return swap	-	-
d) Others	-	-
Total 31 12 2024	1,555,724	59,500
Total 31 12 2023	2,405,174	13,700

BANCA MONTE DEI PASCHI DI SIENA

B.2 Credit derivatives for trading: gross positive and negative fair value - breakdown by products

Portfolios/Types of derivatives	Total 31 12 2024	Total 31 12 2023
A. Positive fair value
a) Credit default products	3,416	777
b) Credit spread products	-	-
c) Total rate of return swap	29	-
d) Other	-	-
Total	3,445	777
B. Negative fair value
a) Credit default products	53,769	92,797
b) Credit spread products	-	-
c) Total rate of return swap	74,217	-
d) Other	-	-
Total	127,986	92,797

B.3 OTC credit derivatives for trading: notional amounts, gross fair value (positive and negative) by counterparties

Underlying assets	Central counterparties	Banks	Other financial companies	Other entities
Contracts not subject to master netting agreements
1) Purchase of protection
2) Sales of protection
Contracts subject to master netting agreements
1) Purchase of protection
- notional value	-	38,502	248,109	-
- positive fair value	-	-	162	-
- negative fair value	-	597	82,315	-
2) Sales of protection
- notional value	-	-	1,615,224	-
- positive fair value	-	-	3,282	-
- negative fair value	-	-	45,075	-

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

B.4 Residual life of OTC credit derivatives for trading: notional amounts

Underlying asset/residual life	Up to 1 year	1 to 5 years	Over 5 years	Total
1. Sales of protection	2,211	673,608	939,405	1,615,224
2. Purchase of protection	2,888	203,723	80,000	286,611
Total 31 12 2024	5,099	877,331	1,019,405	1,901,835
Total 31 12 2023	96,380	1,291,197	1,218,036	2,605,613

B.5 Credit derivatives related to the fair value option: annual changes

This table was not drawn up as the Bank does not apply the hedge accounting rules pursuant to IFRS 9.

BANCA MONTE DEI PASCHI DI SIENA

3.2 Hedges

Qualitative Information

The Bank, in applying IFRS 9, has exercised the option provided by the standard to continue to fully apply IAS 39 for all types of hedging (micro and macro). Therefore, the provisions of IFRS 9 in terms of hedging do not apply.

A. Fair value hedging

The purpose of interest rate risk hedging is to protect the banking book from changes in the fair value of deposits and loans caused by movements in the interest rate curve or to reduce the variability of cash flows linked to a particular asset/ liability.

The risk predominantly hedged is the interest rate risk with fair value hedges, for a total of approximately EUR 20.1 bn in nominal amount of hedging derivatives.

The Bank uses the following hedges to manage interest rate risk:

•	fair value micro hedges: hedging of trading assets (loans/mortgage loans), security portfolio and bonds;

•	fair value macro hedges: hedging of non-trading assets (loans/mortgage loans) and corporate funding (time deposits);

The fair value hedges at Bank level regard both micro hedges of assets and liabilities, identified specifically and represented by government bonds in the Banking Book and bonds issued by the Parent Company, as well as macro hedges (macro hedge - version with bottom layer approach) of retail fixed-rate deposits.

The derivatives used for this purpose are primarily interest rate swaps (IRS) and options on rates realised with third parties or with other companies of the Group.

Derivatives are not listed in regulated markets, but are traded within the scope of OTC circuits. OTC agreements also include those brokered through Clearing Houses.

B. Cash-flow hedging

Hedging activities carried out by the Bank aim at covering exposure to fluctuations in future cash flows, attributable to changes in the interest rate curve, associated with a specific asset/liability, as payments of future floating interests on a payable/receivable or to a highly probable future transaction.

The Bank adopts only specific hedges (micro cash flow hedge) of floating interest securities.

Hedging derivatives for cash flow hedging transactions, predominantly interest rate swaps (IRS), amounts to about EUR 1,392 mln in nominal value.

C. Hedging of foreign investments

The Bank does not have any such hedging in place.

D. Hedging instruments

The main causes of ineffectiveness of the model adopted by the Bank for verifying the effectiveness of hedges are attributable to the following phenomena:

•	mismatch between notional amount of the derivative and the underlying hedged item recognised at the time of initial designation or generated subsequently, such as in the case of partial repayments of loans or repurchases of bonds;

•	inclusion in the effectiveness test of the value of the variable interest rate cash flows of the hedging derivative, assuming a fair value hedge.

The ineffectiveness of the hedging is prompltly detected for the purpose: (i) of the determination of the effect on the Income Statement, and (ii) to assess as to hedge accounting rules can continue to be applied.

The Bank does not use dynamic hedge, as defined in IFRS 7, paragraph 23C.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

E. Hedged items

The main types of hedged items, for the Bank, are:

•	debt securities under assets;

•	debt securities issued;

•	fixed-rate commercial loans;

•	optional component implicit in the floating-rate mortgage loans;

•	fixed-rate commercial funding.

E.1 Debt securities under assets

Hedging relationships of these assets are especially of a micro fair value hedge type; derivatives used for this purpose are mainly IRS and the hedged risk is the interest rate risk.

The Dollar Offset Method is used to verify the efficacy of the hedge. This method is based on the relationship between the cumulated changes (from the beginning of the hedging) in the fair value of the hedging instrument, attributable to the hedged risk, and the past changes in the fair value of the hedged item.

E.2 Debt securities issued

These are securities covered by hedges in the fair value micro hedge category; derivatives used as hedging instruments are primarily IRS. The hedged risk is the interest rate risk.

The Dollar Offset Method is used to verify the efficacy of the hedge. This method is based on the relationship between the cumulated changes (from the beginning of the hedging) in the fair value of the hedging instrument, attributable to the hedged risk, and the past changes in the fair value of the hedged item.

E.3 Fixed-rate commercial loans

In these cases, the hedging relationships in place are of a macro fair value hedge type and the derivatives used as hedging instruments are primarily IRS. The hedged risk is the interest rate risk.

The effectiveness of the macro hedging on fixed-rate loans is verified through specific forward- and backward-looking tests aimed at demonstrating that the hedged portfolio contains an amount of assets for which the sensitivity profile and the changes in the fair value for the interest rate risk can be said to match those of the hedging derivatives. It should be noted that for the purpose of the forward- and backward-looking tests, the hedged portfolio takes into account the prepayment estimates, determined on the basis of the model used from time to time to manage interest rate risk.

E.4 Optional component implicit in the floating-rate mortgage loans

The optional components implicit in mortgage loans with floating interest rate are hedged with a fair value macro hedge using, as hedging instruments, cap/floor derivatives.

The effectiveness of the hedging is verified by using the resilience of the capacity test.

E.5 Fixed-rate commercial funding

Fixed-rate commercial funding is subject to hedging relationships in the fair value macro hedge category, mainly through the use of hedging instruments such as IRS derivatives. The hedged risk is the interest rate risk.

The effectiveness of the macro hedges on the commercial funding with fixed interest rate is verified using the Dollar Offset Method. This method is based on the relationship between the cumulated changes (from the beginning of the hedging) in the fair value of the hedging instrument, attributable to the hedged risk, and the past changes in the fair value of the hedged item. The effectiveness is verified through a capacity test that compares the amount of the hedged items and the amount of the hedging instrument.

BANCA MONTE DEI PASCHI DI SIENA

Other information

Following, as required in IFRS 7.24H, is the table containing details, by nominal amounts, of the hedging according to the reference index of the interest rates.

	Assets			Liabilities
	Nominal hedging			Nominal hedging
Interest rate	Micro-FVH	Macro FVH	Micro-CFH	Micro-FVH	Macro FVH	Total
EURIBOR 1M		1,430,355		500,000		1,930,355
EURIBOR 3M		1,978,879		750,000		2,728,879
EURIBOR 6M	3,726,338	5,957,238	1,392,000	3,488,500	108,699	14,672,775
USD 3M LIBOR FALLBACK SOFR	372,509					372,509
USD SOFR	48,128					48,128
EURIBOR 30Y CMS	80,097					80,097
ESTR	199,000					199,000
Total	4,426,072	9,366,472	1,392,000	4,738,500	108,699	20,031,743

The table shows the notional amounts of hedging derivatives inclusive of the netting carried out pursuant to IAS 32.

As explained in Part A Accounting Policies, the Group has applied, as of the 2019 Financial Statements, Regulation No. 34/2020 of 15 January 2020, which adopted the document issued by the IASB in September 2019 on the “Reform of Interest Rate Benchmarks (Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: recognition and measurement” and IFRS 7 “Financial instruments: supplementary information’). With the regulation in question, a number of changes were introduced in the area of hedge accounting with the aim of avoiding that uncertainties about the amount and timing of cash flows resulting from the rate reform could lead to the discontinuation of existing hedges and difficulties in designating new hedging relationships.

The Bank’s hedging derivatives are mainly indexed to Euribor, the calculation methodology of which was revised during 2019 through the adoption of a hybrid-type calculation methodology, which fully complies with the requirements for so-called critical benchmarks, the EU Benchmark Regulation 2016/1011 and the IOSCO principles.

Therefore, the Bank does not consider there to be any uncertainty about the timing or amount of cash flows parameterised to Euribor and does not consider Euribor-linked hedges to be impacted by the reform, in continuity with the approach already adopted in previous years.

As at 31 December 2024, there were no rate-indexed hedges impacted by the IBOR Reform, pursuant to paragraph 24H of IFRS 7.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

Quantitative Information

A. Financial hedging derivatives

A.1 Financial hedging derivatives: end of period notional amounts

	Total 31 12 2024				Total 31 12 2023
	Over the counter				Over the counter
		No Central counterparties				No Central counterparties
Underlying asset/Type of derivative	Central couterparties	Contracts subject to master netting agreements	Contracts not subject to master netting agreements	Organised financial markets	Central couterparties	Contracts subject to master netting agreements	Contracts not subject to master netting agreements	Organised financial markets
1. Debt securities and interest rate	-	20,959,292	-	-	-	20,801,463	-	-
a) Options	-	2,969,649	-	-	-	3,971,432	-	-
b) Swaps	-	17,989,643	-	-	-	16,830,031	-	-
c) Forward	-	-	-	-	-	-	-	-
d) Futures	-	-	-	-	-	-	-	-
e) Other	-	-	-	-	-	-	-	-
2. Equity securities and stock indices	-	-	-	-	-	-	-	-
3. Exchange rates and gold	-	372,509	-	-	-	350,226	-	-
a) Options	-	-	-	-	-	-	-	-
b) Swaps	-	372,509	-	-	-	350,226	-	-
c) Forward	-	-	-	-	-	-	-	-
d) Futures	-	-	-	-	-	-	-	-
e) Other	-	-	-	-	-	-	-	-
4. Commodities	-	-	-	-	-	-	-	-
5.Other underlying	-	-	-	-	-	-	-	-
Total	-	21,331,801	-	-	-	21,151,689	-	-

BANCA MONTE DEI PASCHI DI SIENA

A.2 Financial hedging derivatives: gross positive and negative fair value - breakdown by products

	Total 31 12 2024				Total 31 12 2023
	Over the counter				Over the counter
		No Central counterparties				No Central counterparties
Underlying asset/Type of derivative	Central couterparties	Contracts subject to master netting agreements	Contracts not subject to master netting agreements	Organised financial markets	Central couterparties	Contracts subject to master netting agreements	Contracts not subject to master netting agreements	Organised financial markets
1. Positive Fair value	-	-	-	-	-	-	-	-
a) Options	-	8,130	-	-	-	12,785	-	-
b) Interest rate swap	-	432,072	-	-	-	956,485	-	-
c) Cross currency swap	-	-	-	-	-	-	-	-
d) Equity swap	-	-	-	-	-	-	-	-
e) Forward	-	-	-	-	-	-	-	-
f) Futures	-	-	-	-	-	-	-	-
g) Other	-	-	-	-	-	-	-	-
Total	-	440,202	-	-	-	969,270	-	-
2. Negative fair value	-	-	-	-	-	-	-	-
a) Options	-	32,533	-	-	-	33,509	-	-
b) Interest rate swap	-	648,952	-	-	-	584,266	-	-
c) Cross currency swap	-	74,352	-	-	-	42,905	-	-
d) Equity swap	-	-	-	-	-	-	-	-
e) Forward	-	-	-	-	-	-	-	-
f) Futures	-	-	-	-	-	-	-	-
g) Other	-	-	-	-	-	-	-	-
Total	-	755,837	-	-	-	660,680	-	-

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

A.3 Financial OTC hedging derivatives: notional amounts, gross positive and negative fair value by counterparties

31 12 2024

Contracts not subject to netting agreements	Central counterparties	Banks	Other financial companies	Other entities
Contracts not subject to master netting agreements
1) Debt securities and interest rates
- notional value	X	-	-	-
- positive fair value	X	-	-	-
- negative fair value	X	-	-	-
2) Equity securities and stock indices
3) Exchange rates and gold
4) Commodities
5) Other underlying
Contracts subject to master netting agreements
1) Debt securities and interest rates
- notional value	-	20,227,716	731,576	-
- positive fair value	-	423,554	16,648	-
- negative fair value	-	584,905	96,580	-
2) Equity securities and stock indices
3) Exchange rates and gold
- notional value	-	372,509	-	-
- positive fair value	-	-	-	-
- negative fair value	-	74,352	-	-
4) Commodities
5) Other underlying

A.4 Residual life of financial OTC hedging derivatives: notional amounts

	Up to	1 to 5	Over 5
Underlying asset/residual life	1 year	years	years	Total
A.1 Financial derivatives on debt securities and interest rates	448,488	7,662,523	12,848,280	20,959,291
A.2 Financial derivatives on equity securities and stock indices	-	-	-	-
A.3 Financial derivatives on exchange rates and gold	372,509	-	-	372,509
A.4 Financial derivatives on other underlying assets	-	-	-	-
A.5 Other financial derivates	-	-	-	-
Total 31 12 2024	820,997	7,662,523	12,848,280	21,331,800
Total 31 12 2023	2,296,631	4,405,437	14,449,621	21,151,689

BANCA MONTE DEI PASCHI DI SIENA

B. Credit hedging derivatives

B.1 Credit hedging derivatives: end of period notional amounts

The tables for this section were not completed since the Bank has no credit hedging derivatives for either the current or previous financial year.

B.2 Credit hedging derivatives: gross positive and negative fair value - breakdown by products

The tables for this section were not completed since the Bank has no credit hedging derivatives for either the current or previous financial year.

B.3 OTC credit hedging derivatives: notional amounts, gross positive and negative fair value by counterparties

The tables for this section were not completed since the Bank has no credit hedging derivatives for either the current or previous financial year.

B.4 Residual life of OTC credit hedging derivatives: notional amounts

The tables for this section were not completed since the Bank has no credit hedging derivatives for either the current or previous financial year.

•••

C. Non-derivative hedging instruments

C.1 Hedging instruments other than derivatives: breakdown by accounting portfolio and type of hedge

The Bank avails itself of the possibility, envisaged upon the introduction of IFRS 9, to continue to apply all hedge account-ing provisions of IAS 39 (carved out version endorsed by the European Commission) for all types of hedge (both micro and macro hedges). For this reason, the Bank has no financial instruments in its portfolio which would be reported in the table.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

D. Hedged instruments

The Bank avails itself of the possibility, envisaged upon the introduction of IFRS 9, to continue to apply all hedge accounting provisions of IAS 39 (carved out version endorsed by the European Commission) for all types of hedge (both micro and macro hedges).

D.1 Fair value hedging

			Micro-hedges -	Micro-hedge
			net positions:	Cumulative	termination of	Change in
			balance sheet	changes in	hedge: residual	value used to
			value of assets	fair value of	cumulative	recognise
		Micro hedge:	or liabilities	the hedged	changes in fair	the ineffectiveness	Macro hedge:
		book value	(before netting)	instrument	value	of the hedge	book value
A.	Assets
1.	Financial assets measured at fair value through other comprehensive income– hedge of:	257,911		(344)	(25,553)	(141)
	1.1 debt securities and interest rate	257,911		(344)	(25,553)	(141)	X
	1.2 Equity						X
	1.3 Foreign exchange and gold						X
	1.4 Creditiì						X
	1.5 Other						X
2.	Financial assets measured at amortaised cost –hedge of:	4,113,635		196,707	(329,261)	15,043	9,173,675
	1.1 debt securities and interest rate	3,790,203		184,787	(329,261)	15,043	X
	1.2 Equity						X
	1.3 Foreign exchange and gold	323,432		11,920			X
	1.4 Creditiì						X
	1.5 Other						X
Total 31 12 2024		4,371,547	-	196,363	(354,814)	14,902	9,173,675
Total 31 12 2023		5,393,662		(189,947)	(19,328)	163,427	10,613,386
B.	Liabilities
1.	Financial liabilitites measured at amortised cost -hedge of:	4,824,626	-	(20,223)	(33,951)	88,025	108,007
	1.1 debt securities and interest rate	4,824,626		(20,223)	(33,951)	88,025	X
	1.2 Foreign exchange and gold						X
	1.3 Other						X
Total 31 12 2024		4,824,626	-	(20,223)	(33,951)	88,025	108,007
Total 31 12 2023		3,204,465		(111,131)	(121,725)	117,192	792,263

BANCA MONTE DEI PASCHI DI SIENA

D.2 Cash-flow and foreign investment hedging

		Change in value used
		to recognise hedging		Termination of hedging:
		ineffectiveness Hedging		residual value of
		of foreign investments	hedging reserves	hedging reserves
A.	Cash flows hedge
1.	Assets
	1.1 debt securities and interest rate	16,910	36,212	16,919
	1.2 Equity
	1.3 Foreign exchange and gold
	1.4 Creditiì
	1.5 Other
1.	Financial liabilities measured at amortised cost -hedge of:
	1.1 debt securities and interest rate
	1.2 Foreign exchange and gold
	1.3 Other
Total A 31 12 2024		16,910	36,212	16,919
Total A 31 12 2023		2,383	26,499	24,116
B.	Hedging of foreign investments	X
Total (A+B) 31 12 2024		16,910	36,212	16,919
Total (A+B) 31 12 2023		2,383	26,499	24,116

E. Effects of hedging transactions on equity

E.1. Reconciliation of equity items

	Cash flows hedge reserve					Reserve from hedging foreign investments
	Debt	equity				Debt	equity
	securities and	instruments				securities and	instruments
	interest	and stock	currencies			interest	and stock	currencies
	rates	indices	and gold	Credits	Others	rates	indices	and gold	Credits	Others
Opening balance	26,499
Fair value changes	16,910
Reversal to profit and loss
- of which: future transactions not expected						X	X	X	X	X
Other changes	(7,197)
-of which: transfers at initial book value of hedged instruments						X	X	X	X	X
Closing balance	36,212	-	-	-	-	-	-	-	-	-

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

3.3 Other information on derivatives (trading and hedging)

A. Financial and credit derivatives

A.1 OTC financial and credit derivatives: net fair values by counterparties

The table shows the positive or negative fair values of the derivatives subject to offsetting pursuant to IAS 32.42.

31 12 2024

		Central		Other financial
Underlying assets		counterparties	Banks	companies	Other entities
A.	Financial derivatives
1.	Debt securities and interest rates
	- notional value	-	71,147,765	176,789,740	-
	- positive fair value	-	307,022	742,242	-
	- negative fair value	-	-	-	-
2.	Equity securities and stock indices
3.	Exchange rates and gold
4)	Commodities
4.	Other underlying
	- notional value	-	-	1,531,358	-
	- positive fair value	-	-	-	-
	- negative fair value	-	-	1,254	-
B.	Credit derivatives
1.	Purchase of protection
	- notional value	-	-	138,813	-
	- positive fair value	-	-	-	-
	- negative fair value	-	-	187	-
2.	Sales of protection

The table shows the positive or negative fair values of the derivatives subject to offsetting pursuant to IAS 32.42.

In particular, it relates to the over-the-counter (OTC) financial and credit derivatives for trading and hedging that are outstanding through various third-party cleaning members with whom the Bank has entered into clearing agreements, drafted in accordance with international standards (ISDA/FIA contract forms), for which fair values have been offset in the financial statements.

For OTC financial derivatives over “Debt securities and interest rates”, the net gain from offsetting was EUR 1,049.3 mln, divided between banking counterparties and other financial companies (positive fair value of EUR 6,976.1 mln vs negative fair value of EUR 5,926.8 mln), of which EUR 19.8 mln attributable to hedging derivatives and EUR 1,029.5 mln to derivatives for trading. In addition, for OTC financial derivatives under the sub-item “Other”, a net loss was recorded of EUR 1.3 mln (negative fair value of EUR 10.7 mln vs positive fair value of EUR 9.4 mln), attributable entirely to derivatives for trading.

BANCA MONTE DEI PASCHI DI SIENA

Section 4 - Liquidity risk

Qualitative Information

A. Liquidity risk: general aspects, operational processes and measurement methods

The qualitative information on the management and measurement of the liquidity risk is shown in Part E of the Notes to the Consolidated Financial Statements.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

Quantitative Information

1. Breakdown of financial assets and liabilities by residual contractual duration - Currency: Euro

31 12 2024

Account		On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 month	3 to 6 month	6 month to 1 year	1 to 5 years	Over 5 years	Unspecified maturity
Balance-sheet assets		11,213,651	15,178,156	2,259,251	2,032,922	5,500,373	5,549,533	6,093,828	26,616,639	36,881,877	544,118
A.1	Government securities	-	3,335	178,269	71,511	680,666	282,119	313,889	6,203,572	6,189,645	-
A.2	Other debt securities	116,777	931	704	20,615	52,574	86,442	103,784	536,967	2,473,382	3,431
A.3	Units of UCITS	271,238	-	-	-	-	-	-	-	-	-
A.4	Loans	10,825,636	15,173,890	2,080,278	1,940,796	4,767,133	5,180,972	5,676,155	19,876,100	28,218,850	540,687
	- Banks	2,153,568	10,960,817	421,515	178,844	196,495	50,218	39,162	35,936	434,502	535,006
	- Customers	8,672,068	4,213,073	1,658,762	1,761,952	4,570,637	5,130,754	5,636,993	19,840,164	27,784,348	5,681
Balance-sheet liabilities		70,409,530	5,743,070	4,529,286	1,543,120	7,043,697	2,042,593	3,113,705	6,793,954	3,473,965	-
B.1	Deposits and current accounts	66,445,169	66,693	437,092	403,310	1,169,322	1,121,997	1,657,499	835,351	603,139	-
	- Banks	3,051,623	-	-	-	30,772	250	926	400,000	600,000	-
	- Customers	63,393,546	66,693	437,092	403,310	1,138,550	1,121,747	1,656,573	435,351	3,139	-
B.2	Debt securities	504,757	-	-	109,441	74,490	786,874	1,196,525	5,605,150	2,376,658	-
B.3	Other liabilities	3,459,604	5,676,377	4,092,194	1,030,369	5,799,885	133,722	259,681	353,453	494,168	-
Off-balance-sheet transactions
C.1	Financial derivatives with exchange of principal
	- long positions	12,900	229,984	100,191	785,446	607,425	369,021	94,939	16,376	56,466	-
	- short positions	85,743	183,929	39,441	295,901	255,747	190,691	124,051	92,478	774,174	-
C.2	Financial derivatives without exchange of principal
	- long positions	7,321,253	3	-	239	31,211	18,053	58,611	-	-	-
	- short positions	5,929,172	1,355	17,407	224	15,015	41,539	75,574	-	-	-
C.3	Deposits and borrowings to be received
	- long positions	-	22,614,461	-	-	-	-	-	-	-	-
	- short positions	-	22,010,403	502,065	-	101,993	-	-	-	-	-
C.4	Irrevocable commitments to disburse funds
	- long positions	339,640	9,073,944	204,046	545,754	185,581	-	8,282	230,511	989,827	-
	- short positions	1,568,261	10,009,326	-	-	-	-	-	-	-	-
C.5	Financial guarantees given	9,336	-	17	99	715	1,853	3,028	6,732	3,097	-
C.6	Financial guarantees received	-	-	-	-	-	-	-	-	-	-
C.7	Credit derivatives with exchange of principal
	- long positions	-	-	-	-	-	-	2,211	624,108	1,019,406	-
	- short positions	-	-	-	-	-	-	2,211	624,108	1,019,406	-
C.8	Credit derivatives without exchange of principal
	- long positions	3,409	-	-	-	-	-	-	-	-	-
	- short positions	77,597	-	-	-	-	-	-	-	-	-

BANCA MONTE DEI PASCHI DI SIENA

2. Breakdown of financial assets and liabilities by residual contractual duration - Currency: Other

31 12 2024

Account		On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 month	3 to 6 month	6 month to 1 year	1 to 5 years	Over 5 years	Unspecified maturity
Balance-sheet assets		244,954	45,144	57,104	87,247	337,634	150,169	26,871	78,491	641,523	3,092
A.1	Government securities	-	-	-	-	17	1,048	1,081	868	64,640	-
A.2	Other debt securities	-	-	2,082	2	11,673	8,937	18,578	74,533	576,883	-
A.3	Units of UCITS	15,520	-	-	-	-	-	-	-	-	-
A.4	Loans	229,434	45,144	55,022	87,245	325,944	140,184	7,212	3,090	-	3,092
	- Banks	177,616	22,992	14,064	28,184	48,618	24,727	1,928	664	-	-
	- Customers	51,818	22,152	40,957	59,061	277,326	115,457	5,284	2,426	-	3,092
Balance-sheet liabilities		563,258	33,208	70,707	4,813	222,375	39,807	1,738	-	-	-
B.1	Deposits and current accounts	559,684	33,208	70,707	4,813	5,371	39,807	1,738	-	-	-
	- Banks	19,337	32,727	1,745	-	-	-	-	-	-	-
	- Customers	540,348	481	68,962	4,813	5,371	39,807	1,738	-	-	-
B.2	Debt securities	-	-	-	-	-	-	-	-	-	-
B.3	Other liabilities	3,574	-	-	-	217,004	-	-	-	-	-
Off-balance-sheet transactions
C.1	Financial derivatives with exchange of principal
	- long positions	-	456,494	87,157	268,422	190,982	113,961	141,530	8,706	-	-
	- short positions	14,438	508,238	168,583	102,345	534,127	111,133	145,839	10,960	3,609	-
C.2	Financial derivatives without exchange of principal
	- long positions	43,449	-	-	-	-	-	-	-	-	-
	- short positions	44,314	-	-	-	-	-	-	-	-	-
C.3	Deposits and borrowings to be received
	- long positions	-	-	-	-	-	-	-	-	-	-
	- short positions	-	-	-	-	-	-	-	-	-	-
C.4	Irrevocable commitments to disburse funds
	- long positions	-	-	9,659	1,062	2,449	124	-	-	-	-
	- short positions	3,635	9,659	-	-	-	-	-	-	-	-
C.5	Financial guarantees given	66	-	-	-	4	-	178	-	-	-
C.6	Financial guarantees received	-	-	-	-	-	-	-	-	-	-
C.7	Credit derivatives with exchange of principal
	- long positions	-	-	-	-	-	2,888	-	43,315	-	-
	- short positions	-	-	-	-	-	2,888	-	43,315	-	-
C.8	Credit derivatives without exchange of principal
	- long positions	-	-	-	-	-	-	-	-	-	-
	- short positions	-	-	-	-	-	-	-	-	-	-

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

Self-securitisations

The securitisation transactions whereby the Bank underwrites securities issued by vehicle companies (self-securitisations), or for which only securities fully subscribed by the Group remained outstanding, are not shown in the tables of Part E of the Notes to the Financial Statements, section “C. Asset securitisation and disposal transactions”, pursuant to the provisions of Circular 262 of the Bank of Italy.

Self-securitisations of assets are transactions aimed at improving liquidity risk management by optimising the amount of assets readily available to cover liquidity requirements.

Although the Bank’s direct and full underwriting of the notes issued by the vehicles, i.e. the total holding of securities at a point in time after issue, does not make it possible to obtain direct liquidity from the market, it still provides the Group with securities that could be used for ECB refinancing (limited to the senior tranches as ECB eligible) and for purchase agreements by increasing the availability of disposable assets, thus improving the Bank safety margin against liquidity risk (counterbalancing capacity). These transactions had no economic impact on the financial statements: loans continue to be reported under item 40b) “Financial assets measured at amortised cost: loans to customers” on the assets side, while underwritten notes are not reported.

As at 31 December 2024, this category includes the self-securitisations completed in December 2007 (Siena Mortgages 07–5), April 2008 (Siena Mortgages 07-5 II series), April 2019 (Siena PMI 2016 Series 2).20

Siena Mortgages 07-5, I and II series

On 21 December 2007, the Parent Company, through the special purpose vehicle Siena Mortgages 07-5 S.p.A., has finalised a securitisation of performing loans consisting of a portfolio of 57,968 residential mortgage loans for a total of EUR 5,162.4 mln, of which a balance of EUR 462.8 mln (10,722 mortgage loans) outstanding as at 31 December 2024.

In order to fund the acquisition, the Vehicle issued Residential Mortgage Backed Floating Rate Notes (RMBS) in the following classes, rated by Moody’s and Fitch as at 31 December 2024:

•	Class A notes (Aa3 and AA-) for a nominal amount of EUR 4,765.9 mln, of which EUR 4,701.7 mln redeemed;

•	Class B notes (Aa3 and AA-), for a nominal amount of EUR 157.4 mln;

•	Class C notes (Ba1 and B-), for a nominal amount of EUR 239.0 mln.

At the same time as the securities listed above, the vehicle also issued class D securities for an initial amount of EUR 124.0 mln, the proceeds of which were partly allocated to the establishment of a cash reserve. The target level of the cash reserve was gradually reduced based on the performance of the transaction: as at 31 December 2024, this reserve amounted to EUR 38.8 mln. The Class D notes were redeemed until reaching the 10% threshold (EUR 12.4 mln).

Through the same special purpose vehicle (Siena Mortgages 07-5 S.p.A.), on 24 April 2008 a second transaction was finalised (Siena Mortgages 07-5 series 2), collateralised by a separate pool of assets consisting of an additional sale of a portfolio of performing loans composed of 41,888 residential mortgage loans for a total of EUR 3,416.0 mln and with a residual life of about 20 years.

As at 31 December 2024, this portfolio had a residual debt of EUR 342.4 mln (6,721 mortgages).

In order to fund acquisition of the loans, the Vehicle issued RMBS notes in the following classes, rated by Moody’s and Fitch as at 31 December 2024:

•	Class A notes (Aa3 and A+) for a pair value of EUR 3,129.4 mln, of which EUR 3,074.9 mln redeemed;

•	Class B notes (Aa3 and A+), for a nominal amount of EUR 108.3 mln;

•	Class C notes (NR and CCC), for a nominal amount of EUR 178.3 mln.

At the same time as the securities listed above, the vehicle also issued class D securities for an initial amount of EUR 82.1 mln, the proceeds of which were partly allocated to the establishment of a cash reserve. The target level of the cash reserve was gradually reduced based on the performance of the transaction: as at 31 December 2024, this reserve amounted to EUR 25.7 mln. The Class D notes were redeemed until reaching the 10% threshold (EUR 8.2 mln).

20	The Siena PMI 2016 Series 2 transaction, following redemption of the securities placed on the market, became a self-securitisation in 2022 since the outstanding securities were entirely underwritten by the Parent Company.

BANCA MONTE DEI PASCHI DI SIENA

Siena PMI 2016 Series 2

In 2019 the Bank carried out a securitisation through the vehicle named Siena PMI 2016 S.r.l. The transaction was finalised on 12 April 2019 through the sale of a portfolio of performing loans by the Bank to Italian small and medium sized enterprises, for a total of EUR 2,258.4 mln. As of 31 December 2024, the outstanding debt amounted to EUR 316.1 mln and for a number of loan contracts amounting to 2,666.

To fund the acquisition of the portfolio sold, on 19 June 2019 the SPV issued asset-backed securities (ABS) in the following classes, rated by Fitch and DBRS as at 31 December 2024 as follows:

i.	Class A1 notes for a nominal amount of EUR 519.4 mln, redeemed in full;

ii.	Class A2 notes for a nominal amount of EUR 813.0 mln, redeemed in full;

iii.	Class B notes for a nominal amount of EUR 225.8 mln, redeemed in full;

iv.	Class C notes for a nominal amount of EUR 271.0 mln, redeemed in full;

v.	Class B notes (AA and AAH) for a nominal amount of EUR 248.5 mln, of which EUR 92 mln redeemed;

vi.	Class J notes (not rated) for a nominal amount of EUR 180.7 mln.

The Class A2 notes were placed with institutional investors for a total of EUR 720 mln; the remaining senior notes, together with the mezzanine and junior notes, were instead underwritten by the Bank.

The partial sale of the Class A2 notes on the market did not entail the derecognition of the underlying assets from the balance sheet of the transferring bank, which has substantially retained all risks and benefits associated with the ownership of the assets sold. Following the full repayment of that class in 2022, the transaction was reclassified from “Own securitisation without derecognition” to self-securitisation.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

Section 5 - Operational risks

Qualitative Information

A. Operational risk: general aspects, operational processes and measurement methods

The qualitative information on the management and measurement of operational risks is shown in Part E of the Notes to the Consolidated Financial Statements.

Quantitative Information

Following is the percentage breakdown of the number of events and operating losses recognised in 2024, broken down by risk class.

Events breakdown
MPS Bank - 31 12 2024

Internal Fraud 0.5%
External Fraud 41.4%
Employment Relationships 1.5%
Customers, products and operating practies 11.8%
Property damage 0.5%
Business disruptions and system failures 0.7%
Process management execution and delivery 43.6%

Losses breakdown
MPS Bank - 31 12 2024

Internal Fraud 0.,1%
External Fraud 6.4%
Employment Relationships 5.4%
Customers, products and operating practies 39.0%
Property damage 0.2%
Business disruptions and system failures 0.7%
Process management execution and delivery 48.3%

As at 31 December 2024, the number of operational risk events remained largely stable as compared to December 2023, while operational losses increased.

The types of event with the greatest impact on the income statement remain attributable to operational and process management shortfalls (under “Process management, execution and delivery”: approximately 48% of the total) and the non-fulfilment of professional obligations with customers (under “Customers, products and operating practices’: approximately 39% of the total).

With regard to operational and process management shortfalls, these events mainly refer to cases of debt collection and legal actions.

With regard to breaches of professional obligations towards customers, on the other hand, the events mainly refer to disputes over the application of compound interest and over derivative transactions.

BANCA MONTE DEI PASCHI DI SIENA

Main types of legal, employment law and tax risks

The following were pending as at 31 December 2024:

•	legal proceedings with relief sought, where quantified, totalling EUR 3,370.0 mln

•	out-of-court claims with relief sought, where quantified, totalling EUR 81.2 mln.

•	risks associated with contractual guarantees with relief sought, where quantified, of EUR 271.3 mln.

These amounts, in accordance with IAS 37, include all disputes, out-of-court claims and contractual risks for which the risk of disbursement of economic resources deriving from potential loss has been assessed as likely or possible and, therefore, does not include disputes for which the risk has been assessed as remote. The aforementioned risks were specifically and carefully analysed by the Bank, particularly in the presence of a likely risk gradient and if a reliable estimate of the relative amount could be made, and specific and appropriate provisions were allocated to the Provision for Risks and Charges. Without prejudice to the risk of uncertainty that characterises every dispute, the estimate of the obligations that could emerge from the disputes - and therefore the amount of any provisions made - derives from the forecast assessments regarding the outcome of the proceedings.

These forward-looking assessments are in any case carried out on the basis of the information available at the time of the estimate and updated during the course of the valuation. As indicated in the paragraphs “Use of estimates and assumptions when preparing financial statements”, to which reference is made, the complexity of the situations forming the basis of the disputes imply significant elements of proceedings that could affect the if, how much and related materialisation timing of the liability. In this regard, therefore, although the Bank’s estimates are considered robust, reliable and compliant with the dictates of reference accounting standards, it cannot be excluded that charges arising on final settlement of the disputes may prove different, even significantly, from those allocated. The above aggregate includes:

1. Legal disputes and out-of-court claims

The following were pending as at 31 December 2024:

•	legal disputes with a total relief sought, where quantified, of EUR 3,290.6 million, of which approximately EUR 1,587.9 million as relief sought relating to disputes classified as a “likely” risk, for which provisions for EUR 455.7 million are recognised and approximately EUR 1,702.7 million as relief sought attributed to disputes classified as having “possible” risk;

•	out-of-court claims for a total relief sought, where quantified, of approximately EUR 81.2 mln, of which approximately EUR 39.7 mln classified with a “likely” risk of losing the case and approximately EUR 41.5 mln with a “possible” risk of losing the case.

The disputes of greatest relevance by macro-category or individually are illustrated below.

Disputes regarding compound interest, interest rates and conditions

The total relief sought in these disputes as at 31 December 2024 amounted to EUR 184.1 mln (EUR 227.7 mln as at 31 December 2023), while the allocated provisions amounted to EUR 79.7 mln (down from the provision of EUR 97.9 mln as at 31 December 2023).

Dispute regarding claw-back actions in insolvency proceedings

The total relief sought in these disputes as at 31 December 2024 was EUR 30.9 mln (EUR 52.6 mln as at 31 December 2023), while allocated provisions totalled EUR 13.9 mln (a decrease of EUR 17.0 mln compared to 31 December 2023).

Dispute with purchasers of subordinated bonds issued by Group companies

Following the burden-sharing plan implemented in 2017 in application of Italian Law Decree no. 237/2016, some investors who had purchased subordinated bonds issued by the Bank (later becoming shareholders as a result of the aforementioned measure, with resulting losses compared to the amount initially invested) sued the Bank, claiming that, at the time of the investment, it did not inform customers regarding the nature and characteristics of the financial instruments purchased, also raising objections on the proper fulfilment of obligations with which the Bank must comply as a financial intermediary.

This dispute is primarily related to investments in Lower Tier II bonds; indeed, in the majority of the cases the investors had their securities converted into ordinary shares pursuant to the law, without being able to benefit from the public offering for settlement and exchange promoted by the Bank pursuant to Decree no. 237/2016 (known as Burden Sharing Decree) intended for retail investors only.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

However, for the sake of comprehensiveness, we would like to point out other cases where, despite purchasing Upper Tier II securities, the counterparties claim to have been unable to participate in the public offering due to misselling by the Bank, or in any event to have had objections relating to the Upper Tier II securities purchased after 31 December 2015 (cut-off date). Lastly, a limited number of disputes concerns cases in which investors sold their bonds prior to the Burden Sharing pursuant to Decree no. 237/2016. The focus of the opposing claims is concentrated on the alleged lack of disclosure and/ or in any case violations of specific regulations on financial intermediation.

The total relief sought in these disputes as at 31 December 2024 was EUR 30.8 mln (EUR 34.7 mln as at 31 December 2023), whilst allocated provisions totalled EUR 16.0 mln (an increase of EUR 0.5 mln compared to 31 December 2023).

Derivatives litigation

Litigation concerning OTC derivative contracts is mostly concerned with the ascertainment of the nullity of the product on the assumption that the financial instrument lacks the indication of elements such as the mark to market and the probabilistic scenarios considered essential by the now dominant jurisprudence following the well-known ruling of the Supreme Court in United Sections no. 8770/2020 (later confirmed by pronouncements no. 21830/2021 and no. 22014/2023).

On the assumption of nullity, the counterparties therefore request that the Bank be ordered to return all the amounts paid for the financial instruments in question, or the repetition of the spreads paid, the commissions as well as the failure to take on the residual mark to market in cases in which the derivative is still in place.

The total relief sought in these disputes as at 31 December 2024 was EUR 126.0 mln (EUR 124.2 mln as at 31 December 2023), while allocated provisions totalled EUR 40.8 mln (a decrease of EUR 45.5 mln compared to 31 December 2023).

Disputes and out-of-court claims related to financial information

As at 31 December 2024, the Bank was exposed to civil actions, to the consequences of decisions arising from criminal proceedings (955/16, 33714/16 and 29877/22) with regard to the financial information disclosed during the past periods. The total relief sought at the same date for this type of dispute was equal to approx. EUR 1,343 mln, broken down as fol-lows (data in EUR mln):

Type of disputes	31/12/24	30/09/24	30/06/24	31/03/24	31/12/23
Civil dispute	674	675	675	670	685
Filed civil claim cp 955/16	160	160	160	160	160
Filed civil claim cp 33714/16	483	483	483	495	495
Filed civil claim cp 29877/22	26	-	-	-	-
Total legal proceedings	1.343	1.318	1.318	1.325	1.340

With reference to civil litigation, the decrease in relief sought recorded as at 31 December 2024 compared to the end of the previous year is mainly attributable to the settlement of certain disputes following the appearance of the plaintiffs in criminal case PP 33714/16.

With reference to criminal proceedings, it is noted: (i) in PP 33714, the decrease in the relief sought, amounting to approximately EUR 12 mln, is due to the exclusion of certain civil parties ordered by order dated 22 April 2024; (ii) in PP 29877/22 the relief sought in the amount of EUR 26 mln, is represented for the first time in the fourth quarter of 2024, following the incorporation of the Bank in November 2024 as civilly liable party. The aforementioned relief sought where quantified, has been determined having regard to the claims of the civil parties formed in the aforementioned proceedings reduced by what has already been claimed in the joined PP 33714/16 by the civil parties intervening in both proceedings.

BANCA MONTE DEI PASCHI DI SIENA

The main disputes pending as at 31 December 2024 are shown below

Banca Monte dei Paschi di Siena S.p.A. vs. Alken Fund Sicav and Alken Luxembourg S.A. (now VIRMONT SA) dispute.

On 22 November 2017, the opposing parties (the “Funds”) served a complaint on the Bank, as well as Nomura International (“Nomura”), Giuseppe Mussari, Antonio Vigni, Alessandro Profumo, Fabrizio Viola and Paolo Salvadori, before the Court of Milan, requesting that the court confirm and declare: (i) an alleged liability of the Bank under Article 94 of the TUF and Article 2935 of the Italian Civil Code for the torts committed against the Claimants; (ii) alleged liability of the defendants Mussari and Vigni in relation to the investments made by the Funds in 2012 on the basis of the untrue information; (iii) an alleged liability of the defendants Viola, Profumo and Salvadori in relation to the investments made by the Funds after 2012 and finally (iv) an alleged liability of Nomura pursuant to Article 2043 of the Italian Civil Code.

On these grounds, the Funds sought an order that the defendants be jointly and severally ordered to pay compensation for pecuniary loss in the amount of EUR 423.9 mln for Alken Funds Sicav and EUR 10 mln for lower management fees and reputational damage for the management company Alken Luxembourg SA, as well as an order that the defendants pay compensation for non-pecuniary loss, subject to a finding of the crime of false corporate communications. The Bank duly appeared and set out its defence. Four individuals also intervened in the case, claiming damages totalling approximately EUR 0.7 mln. In a ruling dated 7 July 2021, the Court of Milan rejected all the claims of the Funds, which were ordered to pay the Bank’s legal fees. The request of only one intervener was partially accepted, in relation to which the Bank was ordered to pay the sum of approximately EUR 52 thousand (for principal and interest) jointly with Nomura and in part with Messrs. Antonio Vigni and Giuseppe Mussari. Both the Bank and Nomura and the Funds appealed (the latter for relief sought of approximately EUR 454 mln) against the ruling before the Court of Appeal of Milan. The three proceedings were joined and finally the Court of Appeal of Milan, with a ruling published on 9 November 2023, rejected the Funds’ claims in their entirety, while upholding the appeals of Banca MPS, Nomura, Mussari and Vigni. On 9 January 2024, the Funds filed an appeal with the Court of Cassation, where the Bank duly appeared, requesting the rejection of the opposing appeal and an order that the Funds pay the costs.

Banca Monte dei Paschi di Siena S.p.A. vs. Fondi York and York Lussemburgo

On 11 March 2019, York Funds and York Luxembourg served a writ of summons, bringing an action before the Court of Milan (Section specialised in corporate matters) against the Bank, Messrs. Alessandro Profumo, Fabrizio Viola, and Paolo Salvadori as well as Nomura International PLC, ordering the defendants, jointly and severally, to pay damages for pecuniary damages quantified in a total of EUR 186.7 mln and non-pecuniary damages to be settled on an equitable basis pursuant to Article 1226 of the Italian Civil Code, plus interest and revaluation.

The plaintiffs’ claim relates to losses incurred as part of its investment transactions in Banca MPS totalling EUR 520.3 mln, carried out through the purchase of shares (investment of EUR 41.4 mln by the York Luxembourg Fund) and through synthetic purchases of equity swap contracts (whose value was linked to the performance of the MPS share at a 1:1 ratio) (investment of EUR 478.9 mln by the York Funds). The counterparties claimed that they had disposed of the two investments described above with losses of approximately EUR 5.5 mln in the first investment and EUR 181.2 mln in the second, losses that, according to the counterparties, were caused by unlawful conduct of the Bank’s top management that distorted the financial representation in the financial statements, significantly altering the assumptions underlying the valuation of the financial instruments issued by the Bank.

The Bank duly appeared before the court.

In its judgment of 16 May 2024, the Court of Milan dismissed all the claims of the Funds, which were condemned to pay legal costs amounting to EUR 240 thousand in addition to the payment of the sum of EUR 120 thousand pursuant to Article 96 of the Italian Code of Civil Procedure in favour of each defendant.

On 17 June 2024, the Funds appealed against this judgment; the Bank duly entered an appearance in view of the first hearing set for 22 January 2025. At that hearing, the death of Mr Salvadori was acknowledged and the case was declared discontinued.

Banca Monte dei Paschi di Siena S.p.A. / Civil action and third-party action of the Bank as civilly liable party

Criminal proceedings no. 955/16

On 12 May 2017 the committal for trial of the representatives Alessandro Profumo, Fabrizio Viola and Paolo Salvadori was requested within new criminal proceedings before the Court of Milan, in which they were charged with false corporate disclosures (art. 2622 of the Italian Civil Code) in relation to the accounting of the “Santorini” and “Alexandria” transactions with reference to the Bank’s financial statements, reports and other corporate communications from 31 December 2012 to 31 December 2014 and with reference to the half-yearly report as at 30 June 2015, as well as market manipulation

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

(art. 185 of the Consolidated Law on Finance) in relation to the disclosures to the public concerning the approval of the financial statements and the balance sheets specified above.

On 15 October 2020, the Court of Milan read the conclusion of the ruling of first instance, registered under number 10748/20, sentencing all accused natural persons and the Bank pursuant to Italian Legislative Decree 231/01. The reasons were filed on 7 April 2021.

The Bank filed an appeal before the Court of Appeal of Milan against the ruling of first instance, as the civilly liable party, jointly and severally liable with the defendants, having administrative liability under Italian Legislative Decree 231/2001.

On 11 December 2023, the Court overturned the first instance ruling. The defendants were fully acquitted because the fact does not exist, both with reference to the crime pursuant to Article 2622 of the Italian Civil Code (false corporate communications) in relation to the financial statements as of 31 December 2012 and to the interim report as of 30 June 2015, and with reference to the crime pursuant to Article 185 of the TUF (market manipulation) in relation to the press releases concerning the approval of the financial statements as of 31 December 2012 to 31 December 2014 and to the interim report as of 30 June 2015, on the assumption that there was no existence, beyond reasonable cause, of the alleged false accounting representation of the Santorini and Alexandria transactions. Likewise, the Bank was acquitted of administrative infringements as the predicate offences proved groundless. The ascertained lack of the objective element of the alleged offences also eliminated the prerequisite for claims for damages advanced by the civil parties against the defendants and the Bank as civilly liable party.

On 22 July 2024, an appeal against the ruling was filed before the Court of Appeal by both the Public Prosecutor’s Office and the civil party Bluebell Capital Partners. At the hearing of 20 February 2025, the V section of the Court of Cassation rejected the appeals of both parties, upholding the judgment of the Court of Appeal of Milan of 11 December 2023 to acquit the defendants and the Bank.

Criminal proceedings no. 33714/16

In relation to criminal proceedings no. 33714/16 pending before the Milan Public Prosecutor’s Office, the Bank was originally implicated as party bearing administrative liability pursuant to Italian Legislative Decree no. 231/2001 in connection with an allegation of false corporate communications (pursuant to art. 2622 of the Italian Civil Code) relating to the 2012, 2013, 2014 Financial Statements and the 2015 half-yearly report due to the alleged overstatement of so-called non-performing loans.

On 4 May 2018, the Bank’s position was dismissed by the Public Prosecutor’s Office due to the groundlessness of the crime (a measure also confirmed by the General Prosecutor’s Office on 15 March 2019).

On 25 July 2019, the GIP [Preliminary Investigations Judge] of the Court of Milan, while acknowledging the dismissal of the proceedings against the Bank, as the liable entity pursuant to Italian Legislative Decree No. 231/2001 and ordered the continuation of the investigations of the defendant natural persons (i.e. chairman of the Board of Directors, Managing Director/CEO and pro-tempore Chairman of the Board of Statutory Auditors) which initially continued in the form of the evidence gathering procedure during which two experts were appointed by the GIP who, on 30 April 2021, filed their report.

Subsequently, in the context of further investigations, the Public Prosecutor ordered two new technical consultations which, although noting some alleged accounting errors, reached significantly different conclusions from those of the expert report ordered ex officio by the GIP in the context of the evidence gathering procedure.

On 16 September 2022, a notice was received concerning the conclusion of preliminary investigations pursuant to art. 415-bis of the Italian Code of Criminal Procedure against three former members of the Bank (two Chairmen of the Board of Directors and one Chief Executive Officer) and a former Executive manager (responsible for the preparation of corporate accounting documents). Despite the previous dismissal, the Bank also received the same notice as party bearing adminis-trative liability pursuant to Italian Legislative Decree 231/01.

On 14 December 2022, a request for committal for trial was issued against the above-mentioned representatives and the former Executive manager; On 12 December 2022, the Bank’s position as administratively liable pursuant to the Compliance Model under law 231 was instead dismissed.

The natural persons are charged with the offences of false corporate communications (pursuant to art. 2622 of the Italian Civil Code) and market manipulation (pursuant to art. 185 of the Consolidated Law on Finance) with reference to the 2013-2014-2015 Financial Statements and the 2015-2016 half-yearly reports, as well as of false information (pursuant to art. 173-bis of the Consolidated Law on Finance) in relation to the 2014-2015 prospectuses.

At the preliminary hearing, civil parties with a combined total of more than 5,000 names appeared. Most of the aforementioned civil parties requested the summoning of Banca Monte di Paschi di Siena as civilly liable and at the hearing of 10 November 2023, the Bank duly appeared.

BANCA MONTE DEI PASCHI DI SIENA

At the hearing of 22 April 2024, the Judge for the Preliminary Hearing read the order concerning the issues on civil action, ordering the exclusion mainly for formal defects of almost 300 civil parties with a relief sought, where quantified, of approximately EUR 12 mln.

At the hearing of 20 June 2024, the Preliminary Hearing Judge, assigned to the matter of compulsory indictments relating to Criminal Proceedings no. 29877/2022 (see below), issued an order expressing opinion in favour of merging the two proceedings, deeming the legal prerequisites to be met. These proceedings were, accordingly, merged at the hearing of 20 January 2025. The next hearing was scheduled for 28 February 2025.

At the hearing of 28 February 2025, the Public Prosecutor requested that a “ruling not to proceed” be issued for all the natural persons in relation to the charges in both criminal proceedings 33714/16 and in the joined criminal proceedings 29877/22, with the exception of the charge relating to false corporate communications, with reference to the financial statements relating to the financial year 2015 and to the half-yearly financial report as at 30 June 2016, for which the Public Prosecutor requested the indictment of the former Chairman of the Board of Directors, of the former Chief Executive Officer and of the former Financial Reporting Officer

This will be followed by the hearings on 9 April and 8 May for the conclusions of the civil parties and the discussion of the civil defendant and the defendants’ defence respectively.

Criminal Proceedings no. 29877/2022, Court of Milan

On 28 May 2024, a number of employees, former employees and former representatives of the Bank received an order pursuant to Articles 409 and 410 of the Italian Criminal Code concerning “non-performing loans”, regarding the alleged failure to recognise prior losses. This de facto order extends the period covered by criminal proceedings 33714/2016 on the same matter, regarding financial statements from 31 December 2013 to 30 June 2016, also to the financial statements as at 31 December 2016 and 31 December 2017. This order commands public prosecutors to proceed with compulsory indictment of five natural persons. With the request for commitment to trial, the public prosecutors simultaneously filed an application to merge this case into the main proceedings (see above, case ref. PP33714/2016).

At the preliminary hearings, held on 23 July 2024 and 23 September 2024, approximately 2,080 civil parties appeared, of which approximately 1,900 had already appeared in cp 33714/2016, with a simultaneous request to summon the Bank and Consob as civilly liable.

At the hearing on 28 November 2024, the Bank appeared as civilly liable, and at the subsequent hearing on 19 December 2024, the Judge issued the order ordering: (i) the exclusion of Consob as civilly liable party, (ii) the exclusion of 20 civil parties for formal defects.

At the hearing on 20 January 2025, the judge ordered the two proceedings to be merged.

In addition, in the aforementioned order of indictment of 28 May 2024, the Preliminary Hearing Judge ordered a supplement to investigations with regard to alleged fraud against the State with reference to the precautionary recapitalisation transaction. The investigation is still ongoing.

• • •

The procedural events described in greater detail above and connected to (i) the hearing on 20 February 2025 before the Court of Cassation, which confirmed the sentence of the Milan Court of Criminal Appeals acquitting the defendants and the Parent Company, within the framework of the criminal proceeding no. 955/16 and (ii) at the preliminary hearings in the criminal proceedings on non-performing loans 33714/2016 and in the merged criminal proceedings 29877/2022, relating to the accounting of Banca MPS’s non-performing loans in the financial statements from 2013 to 2017, following the order of 28 May 2024, whereby the GIP at the Criminal Court of Milan ordered the compulsory indictment of certain employees, former employees and former officers of the Bank, have led, also taking into account the progressive stratification of further positive judgements in all clusters of civil litigation related to the disclosure of financial information in the period 2008- 2015, to confirm the assessments of the risk of losing the case already made last year.

In detail, civil litigation, relating to the 2014 and 2015 capital increase transactions and the subject of criminal proceedings 955/2016, 33714/2016 and 29877/2022 are classified as at ‘probable’ risk, civil litigation, relating to the 2014 and 2015 capital increase transactions and the subject of criminal proceedings 955/2016, 33714/2016 and 29877/2022 as well as the criminal proceedings 955/2016, and at ‘remote’ risk the civil litigation, relating to the 2008-2011 capital increase transactions, and the out-of-court complaints filed by investors concerning the alleged false information relating to the accounting of the Alexandria and Santorini transactions and of the ‘non-performing loans’.

The provisions for risks and charges relating to proceedings classified as “likely risk” were determined so as to take into account the amount invested by the counterparty in specific periods of time by the disputed information alterations

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

(net of any disinvestments made during these same periods). The damage subject to compensation was then determined on the basis of the “differential damage” criterion, which identifies the damage as the lowest price that the investor would have had to pay if he had access to complete and correct information. For the purposes of this determination, econometric analysis techniques have been adopted - with the support of qualified experts - suitable to eliminate, among other things, the component inherent in the performance of the equity securities belonging to the banking sector during the reference period. More in detail, the total damage caused by each event potentially capable of generating information alterations was first quantified and then the amount abstractly attributable to the individual civil party was calculated, taking into account the share of capital held from time to time. From a prudential standpoint, along with the differential damage, the different criterion of “full compensation” was also taken into account (of a minor importance in the prevailing law, including the one that is currently taking shape on this specific subject matter), and that is based on the argument that false or incomplete information may have a causal impact on the investment choices of the investors to such an extent that, in the presence of correct information, they would not have made the investment in question; in this case, the damage is therefore commensurate to the invested capital, net of the amounts recovered from the sale of shares by the civil party.

In any case, the Bank has exercised the possibility granted by IAS 37 of not providing disclosures on the provisions allocated in the balance sheet as it believes that such information could seriously jeopardise its position in disputes and in potential settlement agreements.

Overall, settlement agreements were reached which led to the closure of disputes and out-of-court claims for a total relief sought of approximately EUR 4.4 bn with a total outlay of approximately EUR 242 mln (5.5% of the relief sought); these amounts include the transaction for EUR 150 mln with the MPS Foundation, which took place in 2021, against a relief sought of EUR 3.8 bn (4% of the relief sought).

It should also be noted that up to December 2024, disputes and criminal proceedings for relief sought of approximately EUR 946 million have reached judgement, at least at first instance. Unfavourable judgements represent less than 2% of the relief sought which reached judgement and resulted in the Bank being ordered to pay damages for approximately 0.1% of the relief sought which reached judgement.

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Banca Monte dei Paschi di Siena S.p.A. vs. Fresh 2008 bondholders

Certain holders of FRESH 2008 Bonds maturing in 2099, by document served on 15 November 2017, sued the Bank, Mit-subishi UFJ Investors Services & Banking Luxembourg SA (which replaced the issuing Bank of New York Mellon Luxembourg), the English company JP Morgan Securities PLC and the American company JP Morgan Chase Bank N.A. (which entered into a swap agreement with the issuer of the bond) before the Court of Luxembourg in order to: (i) establish the inapplicability of the Burden Sharing Decree to the holders of the FRESH 2008 Securities and, consequently, to hold that the said bonds cannot be forcibly converted into shares, (ii) assert the validity and effectiveness of the said bonds in accordance with the terms and conditions of their issue as governed by Luxembourg law, and, finally, (iii) assert that the Bank is not entitled, in the absence of the conversion of the FRESH 2008 Securities, to obtain from JP Morgan the payment of EUR 49.9 million to the detriment of the holders of the FRESH 2008 Securities. The Court of Luxembourg, by order of 11 January 2022, rejected the Bank’s requests for a stay of the proceedings until the international courts have ruled on the preliminary objections raised by the Bank. Instead, it upheld the plea of lack of jurisdiction of the court in relation to the claim concerning the usufruct contract entered into by the Bank with JP Morgan Securities PLC and JP Morgan Chase in the context of the 2008 share capital increase transaction. In relation to the aforementioned usufruct contract, the Luxembourg court reserved its decision pending the decision of the Italian court. On the contrary, it declared its jurisdiction in relation to the swap contract entered into by the Bank with the same counterparties in the context of the 2008 capital increase transaction.

It is noted that, following the start of the proceedings in question by the holders of the FRESH 2008 Securities, the Bank, on 19 April 2018, has brought a legal action before the Court of Milan against JP Morgan Securities Ltd JP Morgan Chase Bank N.A. London Branch, as well as the representative of the FRESH 2008 securities holders and Mitsubishi Investors Services & Banking (Luxembourg) S.A. to ascertain that the Italian Judge is the only one with jurisdiction and competence to decide about the usufruct contract and the company swap agreement signed by the Bank with the first two defendants in the context of the operation of the share capital increase in 2008. Consequently, the Bank asked:

•	to ascertain, pursuant to Article 22, paragraph 4 of Decree 237 of 23 December 2016, the ineffectiveness of the usufruct contract and the company swap agreement that provide for payment obligations in favour of JP Morgan Securities PLC and JP Morgan Chase Bank NA;

•	to ascertain the ineffectiveness and/or termination and/or discharge of the usufruct contract or, in the alternative;

•	to ascertain the termination of the usufruct contract due to the capital deficiency event of 30 June 2017.

BANCA MONTE DEI PASCHI DI SIENA

The first hearing was held on 18 December 2018 and the Investigating Judge, considering the prejudicial nature of the issue of jurisdiction raised by the defendants, in view of the fact that a dispute is pending before the Luxembourg Court involving the same relief sought and the same cause, had granted the parties terms to reply only to the procedural objections and adjourned the hearing to 16 April 2019 for assessment of the disputed issue. At the subsequent hearing on 2 July 2019, the case was held over for decision and by order of 2 December 2019, the Court of Milan ordered the proceedings to be suspended pending the decision of the aforementioned Luxembourg Court. Against this order, the Bank had filed a petition with the Court of Cassation for the referral to a different competent court. The court has rejected the petition of the Bank with ruling dated 31 March 2021.

In the meantime, the holders of the Fresh securities challenged the first instance ruling issued by the Luxembourg Court in November 2022, against which the Bank in turn filed a cross-appeal. The decision in the case was deferred to a later date; The next hearing is scheduled for 4 April 2025.

At the same time, the Bank – based on the ruling issued by the Court of Luxembourg – filed an appeal to the Court of Milan for the resumption of the proceedings initiated therein in 2018, but the Court of Milan, with an order of 11 January 2024, declared it so inadmissible, highlighting that the suspension of the Italian proceedings had been ordered at the time (02.12.2019) until the final decision of the Luxembourg Court, a decision which, however, having been the subject, as mentioned above, of both the main appeal and the cross-appeal, did not become final, therefore the conditions that had prompted the Italian judge to withhold the suspended proceedings were still in place.

In the event of a favourable outcome of the dispute, the FRESH 2008 Securities will be converted into the shares, already issued, of the Bank which will also collect the amount of EUR 49.9 mln, recording a corresponding economic proceeds.

In the event of an unfavourable outcome of the dispute, the principle of burden sharing cannot be applied and therefore the bondholders will retain the right to receive the coupon (equal to Euribor 3M + 425 bps on a notional amount of EUR 1 bn) provided that the Bank generates distributable profits and pays dividends.

Considering that the Bank had not paid dividends from the date of the burden sharing, any unfavourable outcome of the dispute will only produce effects starting with the decision to distribute dividends in 2024 on 2023 profit. Note that, as at the reporting date of these Financial Statements, no further claims of any kind have been brought over and above the disputes described herein. In any case, at the current stage of the dispute, the Bank considers all rights of the 2008 FRESH bond-holders null and void pursuant to the application of art. 22, paragraph 4 of Italian Legislative Decree 237/2016 and of the capital deficiency event recorded as at 30 June 2017. It therefore determined the equity ratios and earnings per share as at 31 December 2024 (in continuity with 31 December 2023) without taking into account the 2008 FRESH coupon.

Other proceedings

Banca Monte dei Paschi di Siena S.p.A. vs. Fatrotek

This case, where the Bank was sued together with other credit institutions and companies with the summons of 27 June 2007, seeks the assessment of alleged monetary and non-monetary damage suffered by the plaintiff, as a result of an alleged unlawful report filed with the Italian Central Credit Register. The relative relief sought amounts to EUR 157 million. The plaintiff also asks that the defendant banks be found jointly liable, each proportionately to the seriousness of its behaviour. The Bank’s defence was based on the fact that the Company’s extremely severe financial situation fully justified the Bank’s initiatives.

On 5 June 2018, the bankruptcy of the company was declared, which prompted the receivership to take up the case again. At the end of the preliminary investigation, during which an expert was court-appointed, the case was withheld for decision on 6 October 2022. Subsequently, on 11 November 2022, the Court of Salerno ascertained and settled only the non-pecuniary damage, amounting to EUR 20,000 for each bank (thus totalling EUR 100,000), plus interest and costs of litigation. The disbursement attributable to the Bank is approximately EUR 34 thousand. The case concerning the appeal lodged by the Receivership was held on 11 July 2024, for the acquisition of the official technical report carried out as part of the first instance proceedings. At present, the trial has been postponed to the hearing on 25 September 2025 for closing arguments; the Court deferred to the decision-making phase any assessment regarding renewed court appointment of an expert requested by the counterparty.

Banca Monte dei Paschi di Siena S.p.A. vs. Renova Red SpA

On 9 September 2024, Renova Red brought the Bank before the Court of Siena to ascertain the defendant’s failure to comply with the framework agreement on the ecobonus, stipulated in September 2021 between Banca MPS and the plaintiff for a total nominal value of approximately EUR 76 mln.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

The counterparty argument is that the Bank arranged the purchase of only a minimal part of the receivables envisaged in the aforementioned framework agreement, then unjustifiedly refusing to purchase subsequent receivables from November 2021. This would have forced Renova Red to find other brokers on the market to complete subsequent factoring only six months later with considerable damages in terms of financial and non-financial losses, estimated by the plaintiff as approximately EUR 32 mln.

With act dated 14 Novembre 2024 the Parent Company entered an appearance and, following the Court’s adjournment, the first appearance hearing was set for 29 April 2025. Starting from 20 March 2025, both parties will be called upon to file their respective supplementary briefs.

Banca Monte dei Paschi di Siena S.p.A. vs. Riscossione Sicilia S.p.A. (now ADER - Revenue Agency - Collections)

Dispute brought by Riscossione Sicilia

By writ of summons served on 15 July 2016 Riscossione Sicilia S.p.A. (today the ADER, Italian Revenue Agency - Collections, which took over all legal relations of Riscossione Sicilia from 1 October 2021, pursuant to art. 76 of Italian Law Decree no. 73/2021 converted with Italian Law no. 106/2021) had summoned the Bank before the Court of Palermo, asking for it to be ordered to pay the total sum of EUR 106.8 mln.

With judgement no. 2350/22, filed on 30 May 2022, the Court of Palermo, essentially adhering to the conclusions of the court-appointed expert, rejected Riscossione Sicilia’s counterclaims and sentenced the latter to pay the Bank approximately EUR 2.9 mln plus legal interest and court fees.

This judgment was appealed on 27 December 2022 by summons before the Court of Appeal of Palermo. The Bank made an entry of appearance with a petition filed on 13 April 2023, explaining a cross-appeal. The case is currently adjourned for closing arguments until 7 November 2025.

• • •

Legal action brought by the Finance Department of the Sicily Regional Government (“the Department”)

On 17 July 2018, the Finance Department of the Sicily Regional Government served an injunction order upon the Bank pursuant to art. 2, Italian Royal Decree no. 639/1910 and for repayment of a total of around EUR 68.6 mln pursuant to art. 823, paragraph 2 of the Italian Civil Code. After integration of the cross-examination of riscossione Sicilia S.p.A., by ruling no. 3649/2021, published on 4 October 2021 and notified on 5 October 2021, the Court of Palermo rejected the Bank’s objection to the aforementioned order with simultaneous sentencing of the Parent Company to pay legal costs. Banca MPS lodged an appeal against this decision before the Palermo Court of Appeal. With an order filed on 11 February 2022, the Court of Appeal ordered the integration of the cross-examination against the Revenue Collection Agency (ADER), as successor of Riscossione Sicilia S.p.A., setting the collegial hearing for the new appearance on 1 July 2022. Currently, the case has been adjourned to the hearing of 18 December 2025 for closing arguments.

• • •

Actions brought by Banca Monte dei Paschi di Siena S.p.A.

In the additional and separate administration proceedings (case ref. 2201/2018) brought by the Bank before the Regional Administrative Court of Sicily to obtain a declaration of invalidity and cancellation of the injunction order pursuant to art. 2, Italian Royal Decree no. 639/1910, by ruling no. 3043 of 17 November 2023 the Court accepted the Bank’s appeal, cancelling the challenged order limited to the alternative claim of the Sicily Regional Government, deeming that the Regional Government could not object to any action for protection of possession pursuant to art. 823, paragraph 2, of the Italian Civil Code, since it constitutes a right of claim rather than a right in rem, and ordered the costs to be offset between the parties. The judgment was not appealed and has become final.

Following service upon the Bank on 21 September 2022 of the tax demand stating the amount claimed by the Department pursuant to ruling no. 3649/2021, by writ of summons of 21 November 2022, the Bank filed claims before the Court of Siena (RG 2737/2022) against ADER and the Department in other proceedings opposing enforcement of the tax demand as an executive order pursuant to art. 615 of the Code of Civil Procedure, also for the purpose of suspending enforceability. These proceedings ended with a ruling on 13 December 2023, which rejected the Bank’s opposition and ordered it to pay the costs of EUR 91.6 thousand; By summons of 21 June 2024, said ruling was appealed before the Court of Appeal of Florence, which adjourned the case for decision to the hearing of 20 January 2026.

BANCA MONTE DEI PASCHI DI SIENA

The other actions undertaken by the Bank to respond to the credit claim of the Regional Government referred to in ruling no. 3649/2021 – specifically, the application before the Court of Auditors brought on 21 November 2022 pursuant to art. 172 paragraph 1.d) of the Code of Accounting Justice to declare null and void the actions carried out for recovery of the amounts as well as the petition of 16 November 2022 pursuant to Law 228/2012 to obtain suspension of the collection of the amount indicated in the tax demand – were unsuccessful and therefore, on 27 January 2023, in strict compliance with the tax demand, which in the itemised credit items of the tax authority interest at the legal rate was contemplated, the payment of a total EUR 74 mln was arranged as full repayment of the amount demanded by the Sicily Regional Government.

Lastly, the steps necessary to recover the afore-mentioned credit of about EUR 68.6 mln from ADER, to which the Bank is entitled, as the sole successor of Riscossione Sicilia S.p.A., are underway.

Banca Monte dei Paschi di Siena S.p.A. vs. Nuova Idea

With a writ of summons notified on 21 December 2021, Nuova Idea S.r.l. summoned the Bank before the Court of Caltanissetta in order to have it declare that it was obliged to compensate all the damages, financial and non-financial, suffered by the company as a consequence of the protest of a bill of EUR 2,947 domiciled at the Caltanissetta branch, which according to the plaintiff’s prospect would have been raised due to the Bank’s exclusive acts and negligence.

The plaintiff argues that the illegitimate protest constituted the only causation of a chain of events described in the writ of summons which resulted in the sharp reduction of its equity investment in a Temporary Grouping of Companies (RTI) that had been awarded a service contract with ASL Napoli 1 Centro, consequently requesting, principally, that the Bank was ordered to pay in its favour the amount of EUR 57.3 mln by way of loss of earnings as well as an amount of EUR 2.8 mln by way of loss of profit, and thus a total of EUR 60.1 mln, in addition to compensation for damage to the corporate image and commercial reputation to be paid on an equitable basis.

With ruling No. 26 of the Court of Caltanissetta, published on 8 January 2025, the first instance of the case was finalised with the Bank being ordered to pay EUR 2.8 million as compensation for the damage suffered by Nuova Idea S.r.l., with full compensation for legal costs. The Court held that there was a causal link between the non-payment of the bill by Banca MPS and the marginalisation of the company in the public tender obtained in RTI. Since there are valid grounds for review, the Parent Company, with a notice of appeal dated 17 February 2025 contested the first instance ruling before the Court of Appeal of Caltanisetta, requesting a suspension of the enforceability of the judgment. The first paper hearing is scheduled for 10 July 2025.

Banca Monte dei Paschi di Siena S.p.A. vs. EUR S.p.A.

EUR S.p.A. sued before the Court of Rome the former subsidiary MPS Capital Services S.p.a. (now merged by incorporation into the Bank - hereinafter referred to as MPSCS), jointly with three other financing banks, principally in order to obtain the declaration of nullity or, in the alternative, the annulment and/or ineffectiveness of the following contracts: 1) Interest rate swap (IRS) concluded on 24 April 2009; 2) IRS of 29 July 2009; 3) the Novation Confirmation of 15 July 2010 by which the IRS sub 2 was transferred from Eur Congressi Spa to Eur Spa; 4) the close-out contract dated 29 July 2010 relating to IRS sub 1; 5) the Termination Agreement of 18 December 2015 relating to the IRS sub 2. Also principally, the plaintiff seeks an order that the pool banks be ordered, jointly and severally, by way of restitution of undue payments and compensation for pre-contractual and/or contractual and/or non-contractual damages, to pay the amount of approximately EUR 57.7 mln representing the relief sought indicated by the plaintiff.

Since this amount relates to all the derivatives concluded by the 4 banks of the pool with EUR S.p.A., it should be noted that in the unlikely event of losing, the burden arising from the ruling will be divided among the banks in the pool in proportion to their share in the financing, which for MPSCS was 12.61%.

On 21 April 2023, rejecting the claims put forward by Società EUR, the Court of Rome issued the judgment in which: 1) it declared the lack of jurisdiction of the Italian Court, in favour of the UK Court; 2) it declared that the objection of lis pendens cease to obtain, alternatively, by the defendant Banks pursuant to art. 7, paragraph 1, Law no. 218 of 31 May 1995; 3) it ordered that legal costs be fully offset between the parties.

On 5 December 2023, EUR notified the appeal against the first instance judgement, challenging the decision of the Court to refer the case to the jurisdiction of the English court and re-proposing in substance all the claims and arguments put forward in the first instance. In February 2025, a settlement agreement was reached with the other party that resulted in the dismissal of the appeal.

Banca Monte dei Paschi di Siena S.p.A. vs. Italtrading

In February 2020, the Italtrading receiver sued the former subsidiary MPS Leasing & Factoring, as civilly liable for the damage pursuant to art. 2049 of the Italian Civil Code caused through a former employee, consisting of the irregular recognition in the financial statements of lower payables to the banking system and at the same time of lower receivables from subsidiaries and some customers.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

This is in violation of the provisions of art. 2423 of the Italian Civil Code, resulting in a concealment of the loss of share capital and, therefore, an aggravation of the insolvency. The claim for damages was quantified at EUR 132.8 mln.

During the lawsuit, in which the former subsidiary appeared before the court, following the conclusions of the insolvency proceedings, the claim was reduced to EUR 63 mln with the request for a provisional payment of EUR 6 mln.

With ruling of 19 May 2023, the Court of Milan acquitted the former employee of the charges against him, with consequent release effect for Banca MPS, which had taken over by virtue of incorporation from MPS L&F. Appeal proceedings are pending before the Court of Appeal of Milan, filed last October by the Italtrading receiver. The first appeal hearing was held on 4 July 2024. The Public Prosecutor deferred the case to the Court, given the exclusively civil nature of the matter. At the hearing on 5 March 2025the Court granted the request for a rehearing by one of the defendants, by ordered a further postponement to 7 April 2025.

Banca Monte dei Paschi di Siena S.p.A. vs. Privilege Yard S.p.A. (in bankruptcy) - Appeal

By ruling no. 14832/2022 of 4 October 2022, the Court of Rome ascertained the liability of various credit institutions, including the former subsidiary MPS Capital Services S.p.A. (now merged into the Bank), defendants jointly and severally for complicity pursuant to art. 2055 of the Italian Civil Code in the misadministration by the directors of Privilege Yard S.p.A. pursuant to art. 2393 of the Italian Civil Code and consequently ordered them to pay as compensation for the damage caused to the assets of Privilege Yard S.p.A. an amount, quantifiable by way of application of the net equity criterion, equal to EUR 57.1 mln, in addition to legal costs and expenses.

In agreement with the other banks, which were originally part of the pool, the decision was to proceed with the spontaneous payment, although subject to repetition at the outcome of the appeal, by paying in the agreed amount of one fifth, for each bank, of the sentenced amount plus costs, fees and expenses.

All banks, including the former subsidiary, appealed independently. The first appearance hearing held in February 2024 was postponed for closing arguments to November 2025.

Several proposals were submitted by third parties to the banks for transfer of the dispute, some formalised, others only verbal to explore the Banks’ possible willingness to settle. However, no proposal was made official.

Banca Monte dei Paschi di Siena S.p.A. vs. Barbero Metalli S.p.A.

The proceedings, with relief sought equal to EUR 37.5 mln, were brought by B.M. 124 S.R.L. - official assignee of the composition in bankruptcy pertaining to Barbero Metalli Spa in JV with BeCause - against the directors and external auditors of the company, as well as the different credit institutions jointly and severally, for having contributed to the insolvency of the company through the predatory lending.

The plaintiff asks for the directors, auditors and banks to be found jointly and severally liable for approximately EUR 37.5 mln as additional loss incurred by the company, and in the alternative liable for EUR 22.9 mln, as the value of individual detrimental transactions carried out by the company and expressly listed in the summons (the contribution indicated for the Bank would consist in having advanced EUR 8.8 mln to the company since 2009).

On 13 September, due to the failure of the settlement proposal put forward, the judge ordered the opening of the preliminary investigation of the case by means of technical advice. On 4 December 2024, the court-appointed expert was sworn in and the Bank appointed its own expert witness.

Banca Monte dei Paschi di Siena S.p.A. vs. Isoldi S.p.A.

In June 2020, a summons was served by the bankruptcy receiver of Isoldi Holding S.p.A. in liquidation against several credit institutions (including the Bank) on the assumption of joint and several liability of the banks with the board of directors of Isoldi Holding S.p.A. in liquidation for having contributed to the commission of acts disposing of the company’s assets, to the artificial survival of the company despite its insolvency and to the worsening thereof, identified as:

•	purchase of shares and the related option rights of the company Aedes S.p.a., carried out at prejudicial conditions compared to market prices with an increase in indebtedness, in a position of equity and financial instability of the bankrupt company;

•	access to a reorganisation plan pursuant to art. 67, paragraph 3, letter d), of the Bankruptcy Law, signed on 9 May 2011 by 7 banks (the Bank for 19%) and Isoldi Holding through the establishment of two new companies for the transfer of business units bound to the satisfaction of debtors with collaterals (Newco Isoldi and I.R.O.) and the disbursement of new funding for a total of EUR 17.6 bn secured by mortgages in grade II and sureties of Isoldi Holding.

BANCA MONTE DEI PASCHI DI SIENA

The first hearing was held on 16 February 2023 with the judge reserving judgment on the various preliminary claims brought by the parties without granting the six-month postponement requested by the Receivers for the definition of an insolvency agreement and subsequent continuation of proceedings by the insolvent party. On 9 January 2024, the Judge withdrew his reservation, recognising, on a preliminary basis, the assignee’s legitimacy to continue the proceedings initiated by the receivers and approving the court-appointed expert in relation to the two macro transactions referred to in the summons. The lawsuit, scheduled for January 2025, was then postponed as negotiations were opened to settle out of court the pending litigation with the bankrupt Isoldi Holding (formerly Isoldi Spa), now BeCause. On 13 February 2025, the Bank paid the agreed sum net of the court-appointed expert’s fee, for which payment remains outstanding. It is expected that relief from proceedings will be granted.

Banca Monte dei Paschi di Siena S.p.A. vs. Parrini S.p.a.

The lawsuit, with relief sought equal to EUR 42.2 mln, was brought against different credit institutions jointly and severally alleged to have contributed to the insolvency of the company through predatory lending.

Notably, in regard to the position of the former subsidiary MPS Capital Services S.p.A. (now merged into the Bank), the complaint concerns the connivance with the acts of maladministration of the directors, who made use of credit at a time when the state of crisis of the company was no longer remediable, not in view of a corporate restructuring, but for the sole purpose of continuing the business activity and management, without letting this state of crisis become public, thus delaying the declaration of insolvency, and causing damage to the company and its creditors by granting a mortgage loan on 4 August 2011.

Given the content of the claims, the share of the risk pertaining to the former subsidiary MPS Capital Services S.p.A., jointly and severally summoned with the other defendants to pay the entire amount requested in relief, has not been quantified.

On 3 February 2022, the Judge lifted the reserve by postponing the case to the hearing of 31 October 2022 to produce items of evidence. The receivers asked for the appointment of a court-appointed expert. At the hearing, the Receivers insisted on the request for an economic-financial and accounting court-appointed expert report and the request for the issuance of the order to produce evidence concerning the investigation carried out by the banks prior to the granting of the loans to Parrini.

On 26 March 2024, the Parrini Spa receivership filed an “Application to fast track first instance rulings” with the Court of Rome, for the Judge to lift the reserve and appoint a court-appointed expert, an application that was made again on 16 July 2024, but to date the reserve has not yet been lifted.

Banca Monte dei Paschi di Siena S.p.A. vs. Le Camelie S.R.L dispute

The lawsuit was brought by “Le Camelie S.r.l.” and by Giacomo Polito, as third-party mortgage lender, against the Bank and the former subsidiary MPS Capital Services S.p.A. together with Siena NPL 2018, for alleged simulation of the allocation of the amounts disbursed for mortgage loans, for abuse of credit disbursement and for nullity of contracts due to unlawful causes.

The compensation claim amounts to a total of EUR 45.2 mln, a value corresponding to the sum of the values attributed by the plaintiffs to their foreclosed assets in the enforcement proceedings initiated in relation to the loans in question.

During the June 2023 hearing, the Judge deemed the case ripe for decision and set the hearing for the presentation of closing arguments as 6 February 2024. The proceedings were postponed to 24 May 2024, pursuant to art. 309 of the Italian Code of Civil Procedure, for a settlement with the transferee. The case was settled at the hearing of 18 June 2024, pursuant to art. 309 of the Italian Civil Code, given the intervening transaction between the transferee Siena NPL and the plaintiff.

Banca Monte dei Paschi di Siena S.p.A. vs. Società Italiana per Condotte D’Acqua S.P.A. under extraordinary administration

By means of a writ of summons served on the Bank on 23 December 2022, Società Italiana per Condotte D’Acqua S.p.A. under extraordinary administrative proceedings brought an action for damages against the credit institutions in conjunction with the factoring companies (32 counterparties), the independent auditors, the members of the Managing Board and of the Supervisory Board of the company in bonis, for having contributed - through the use and granting of credit - to the commission of acts of misadministration that caused (or contributed to causing) serious damage to the company and to the entire creditors’ class. The damage is quantified:

•	jointly and severally among all defendants in the amount of EUR 389.3 mln;

•	alternatively EUR 322.0 mln (increase in insolvency liabilities);

•	or alternatively in the amount of EUR 39.5 mln with reference to individual transactions (referring to associates).

At the hearing of 22 April 2024, a number of parties filed action against third parties; in authorising these claims against third-parties, the Judge adjourned the first appearance hearing to February and, then again, to 1 July 2025 for the same issues, pending proof that the amended summons had been served on Banco Do Brasil S.A.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

Banca Monte dei Paschi di Siena S.p.A. vs. Extraordinary Administrators of Impresa S.p.A.

By means of a writ of summons served on 11 November 2016, Impresa S.p.A. in extraordinary administration sued the Bank, together with other banks participating in a pool (our share 36.48%), to ascertain and declare the liability of said companies, of the members of the Board of Directors of Impresa S.p.A., and of the independent auditors, and to order them to pay damages, jointly, allegedly suffered by the company in the amount of EUR 166.9 million.

According to the allegations, the banks, in conspiracy with the statutory auditors, directors and auditors, by financing the acquisition of the infrastructure branch of B.T.P. S.p.A. by Impresa S.p.A. caused the latter’s bankruptcy. The Bank appeared before the court.

At the hearing on 7 January 2023, the judge admitted a Court Appointed Expert (CTU), filed on 29 March 2024. On the basis of the report, the disputed transaction would have generated an imbalance in the company’s sources of financing, causing the unsustainability of the debt and the consequent insolvency of Impresa S.p.A., quantifying the relative damage at EUR 86.1 mln and noting how the credit rating was not adequately assessed by the financing banks at the time of disbursement.

At the hearing on 22 April 2024, the Judge recorded the parties’ exceptions and granted a time limit for written notes to 31 May 2024. After filing the authorised notes by the stated deadlines, the Judge’ decision to lift the reservation is pending.

Banca Monte dei Paschi di Siena S.p.A. vs. Berloni Immobiliare Srl

By writ of summons served on 2 November 2018, Berloni Immobiliare Srl and Berloni Marcello sued before the Court of Pesaro (G.R. 2923/2018) Banca MPS Spa together with 7 other banking and financial institutions, the assessor and the drafting company, in order to obtain the declaration of nullity and/or annulment of all the acts carried out in execution of the recovery plan and the financing agreement reached between the defendant Banks and the companies of Banca Berloni (financing, mortgage registrations, pledges, contribution of shares, etc.), as well as an order that the defendants be ordered jointly and severally to pay damages, both pecuniary and non-pecuniary, allegedly suffered. The total claim for damages is quantified at EUR 53.5 million and the Bank has entered an appearance. In May 2019, Berloni Immobiliare srl filed a quitclaim. The lawsuit continued for a relief sought of approximately EUR 30 mln. In November 2022, a court-appointed expert was ordered to verify the ‘manifest unsuitability’ of the recovery plan drawn up. The case was decided by order of 3 October 2024.

Compensation for transactions in diamonds

With reference to the “diamonds” case and the allegations of self-money laundering, the Public Prosecutor’s Office at the Court of Siena, as part of the criminal proceedings, issued a request for dismissal on 12 September 2022 versus the natural persons (4 former executive managers and the only executive manager still employed), who had been investigated for self-money laundering and also issued a decree for dismissal with regard to the Bank as a party bearing administrative liability and has also ordered the revocation of the preventive seizure issued in relation to the offence of self-money laundering pursuant to Italian Legislative Decree no. 231/2001, for the amount of EUR 0.2 mln. On 16 November 2022, the Attorney General of the Court of Appeal of Florence had ratified the decree of dismissal against the Bank, while the Judge for Preliminary Investigations on 5 October 2022 had issued a decree of dismissal against the natural persons.

With regard to the criminal proceedings pending before the Court of Rome, listed under no. 44268/21 concerning the offences of aggravated fraud, against only natural persons, including 5 former members of the Bank, and 8 employees, on 18 June 2024, a ruling was made that there was no need to proceed due to the statute of limitations of the offence.

About the same case, additional criminal proceedings for the offences of aggravated fraud, self-money laundering and hindering the exercise of the functions of Public Supervisory Authorities were commenced before the Public Prosecutor’s Office at the Court of Milan against seven former executive managers (of which five in the main line of litigation) and the Chief Executive Officer and pro tempore General Manager of the Bank.

These proceedings were moved, following the lack of territorial jurisdiction, to i) Rome for the hypothesis of aggravated fraud formulated against natural persons and in the context of which we are awaiting, as in the case of the trial aforementioned, the decision not to proceed due to the lapse of the statute of limitations; ii) Siena for the crime of self-laundering and obstruction of the functions of the Public Supervisory Authorities, the latter concluded on 8 February 2024 with the decree of dismissal.

With this last decree of dismissal, the criminal proceedings relating to the diamond operation involving the Parent Company as administrative head are all to be considered settled.

BANCA MONTE DEI PASCHI DI SIENA

2. Employment law disputes

As at 31 December 2024, tax disputes were pending for which the total relief sought, where quantified, was equal to approximately EUR 43.9 mln. Specifically:

•	approx. EUR 31.4 mln in relief sought for disputes for which there is a “likely” risk of losing the case, for which provisions of about EUR 14.1 mln have been recognised;

•	approx. EUR 12.5 mln as relief sought for disputes for which there is a “possible” risk of disbursing financial resources. Information on the most significant disputes pending as at 31 December 2024 is provided below.

Banca Monte dei Paschi di Siena S.p.A. vs. Fruendo

The transaction for the sale of the “back office” business unit of Banca MPS to Fruendo, dating back to 1 January 2014 for 1064 resources, was declared unlawful in all levels of proceedings and resulted in the reinstatement with the Parent Company of 452 plaintiffs (1 April 2020), at the same time seconded to the company.

It should also be noted that in the case of the transfer of a branch of business deemed unlawful, the Court of Cassation, with reference to the salary obligation incumbent on the transferor, has ruled in a manner that differs from the settled opinion of the Court of Cassation itself. In fact, numerous rulings, issued starting from July 2019, stated that, in the event the transfer of the employment relationship, in the broader context of the transfer of business units, is declared unlawful, the transferor employer, who does not reinstate the employees, is still liable to fulfil the remuneration obligations in addition to those fulfilled by the transferee employer, since the principle that the payment made by the latter would discharge the former is considered not applicable to the case in question.

Based on this change in case law (“double remuneration”), as at the reporting date of these Financial Statements, 52 workers involved in the transfer of the business unit and recipient of the above rulings in their favour, have sued the Bank in order to request the remuneration allegedly due. These actions were lodged before the Courts of Siena, Florence, Mantua and Rome, with hearings currently scheduled between December 2024 and November 2025.

The progress of litigation, in its various stages, has led to negotiations for the settlement of disputes that have resulted in 350 settlements to date.

With reference to the “unlawful contract” line of the suit, a first group of appeals by Fruendo workers (52 then reduced to 32 following waivers/settlements) was rejected at first instance by the Court of Siena on 25 January 2019. This ruling was challenged by 16 workers before the Court of Appeal of Florence Labour Law Division which, on the other hand, ascertained the illegitimacy of the contract, ordering the reinstatement in service of 14 workers (as for 2 workers, the matter of the dispute was declared to have ceased to exist following waivers/conciliations), which was implemented with effect from 1 March 2022. The final ruling against the Bank was pronounced by the Supreme Court of Cassation by order of 17 May 2024.

Further actions were filed to ascertain the unlawfulness of the contract, which currently involve 30 Fruendo workers, all of which have been brought before the Court of Siena - labour section:

•	for two groups of plaintiffs (18 in total, subsequently reduced to 14 as a result of waivers/conciliations) who brought class actions, first instance rulings were pronounced in favour of the Bank by the Labour Law Division of the Court of Siena. The Florence Court of Appeal, by rulings issued on 5 April 2024, rejected the workers’ appeals and the cases are currently pending in Cassation;

•	for another group of applicants (18 in total, subsequently reduced to 16 as a result of waivers/conciliations), a first instance decision is currently pending before the Court of Siena, Labour Law Division, next hearing date 14 February 2025;

•	for the only applicant filing individual proceedings, the Labour Law Division of the Court of Siena issued a ruling against the Bank. The employee was readmitted to service on 1 March 2024 and the case was settled out of court on 10 September 2024.

3. Tax disputes

As at 31 December 2024, tax disputes were pending for which the total relief sought, where quantified, was equal to approximately EUR 35.5 mln. Specifically:

•	approx. EUR 12.2 mln as relief sought for disputes for which there is a “likely” risk of disbursing financial resources, for which provisions of approx. EUR 12.0 mln have been allocated;

•	approx. EUR 23.3 mln as relief sought for disputes for which there is a “possible” risk of disbursing financial resources.

2024 ANNUAL REPORT - Notes to the separate financial statements - Part E - Information on risks and hedging policies

Risk linked to representations and warranties given in the sale and demerger of impaired loans

In previous years, the Bank launched an important destocking plan for non-performing loans with the aim of significantly reducing its NPE ratio. As part of these transfers of non-performing loan portfolios, indemnities are envisaged to be paid to the transferee counterparties if the representations and warranties (R&W) issued prove untrue.

In this regard, note the securitisation transaction carried out by the Bank in December 2017 in favour of Siena NPL which resulted in the cancellation of bad loans for a gross exposure of over EUR 22 bn, whose R&W expired on 31 July 2021. At the reporting date of these financial statements, all claims received by the deadline were reviewed, of which a small percentage were assessed as well-founded and were paid.

Also noteworthy are, (i) the “Hydra-M” demerger transaction in the 2020 financial year concerning EUR 7.2 billion of gross impaired loans whose R&W matured on 1 December 2022 and for which all claims received were analysed and paid where deemed justified; (ii) the 2022 “Fantino” sale transaction concerning EUR 0.9 billion of impaired loans whose representations and warranties expired between 28 October 2023 (Intrum Spa) and 20 May 2024 (Amco Spa and Illimity Spa); all claims received have been analysed and paid where deemed justified, with the exception of the assignee Amco Spa, for which negotiations are underway to define the claims notified close to their due date; (iii) the 2023 “Mugello” sale transaction concerning EUR 0.2 billion of impaired loans, whose representations and warranties will expire in the first quarter of 2025; to date, a small number of claims have been notified; all claims received were analysed and paid where deemed justified; (iv) the 2024 ‘Bricks’ sale transaction finalised through the signing of three sale agreements with different assignees and concerning a total of EUR 0.3 billion of impaired loans, whose representations and warranties will expire between December 2025 and the first quarter of 2026; To date, no claims have been notified.

The total relief sought for these transactions as at 31 December 2024 amounted to EUR 271.3 mln, of which around EUR 63.8 mln classified as “likely” risk of losing and around EUR 207.5 mln as “possible” risk of losing.

For all the aforementioned transactions, a risk remains limited to that part of the claims already analysed and considered non-indemnifiable by the Bank in addition, where present, to the residual component of claims to be analysed.

In general, the risk provisions for this type of transaction, if the claims are not fully analysed and/or the expiry date has not yet matured, are also determined through the use of statistical techniques to take into account the overall expected risk.

BANCA MONTE DEI PASCHI DI SIENA

Financial risks of investment services

Foreword

The following section on financial risks of investment services was written as part of the “Operational Risk” section in line with the compulsory framework for preparation of the Notes to the Financial Statements, even though this subject presents specific characteristics and involves organisational levels of authority that are not directly traceable to operational risk management.

Wealth risk management process and methods

Please refer to Part E of the Notes to the Consolidated Financial Statements.

Consultancy services offered

The strategic choice of the Bank is to systematically combine the placement of financial products with advisory so as to ensure the highest level of protection for the investor and, at the same time, enhance the role played by relationship managers. Again, with a view to protecting customers, the obligation to verify appropriateness has also been extended to the trading activities on the secondary market of the certificates issued by the Bank.

The Bank offers two types of advisory services:

•	a “basic” advisory, aimed at verifying the suitability of a single specific investment recommendation, or several investment transactions or several disinvestment transactions in relation to the risk of the customer’s investment portfolio as a whole. In this regard, the adequacy model adopts a multivariate control approach to the individual risk factors, taking the risk of the customer’s portfolio, including the recommended investment product(s), as a reference;

•	an “advanced” advisory, aimed at verifying the suitability of the overall set of advised transactions based on a range of investment/disinvestment transactions targeted at the construction of one or more portfolios of advanced advisory, consistent with the respective investment objectives, in reference with an optimal asset allocation that aims at obtaining maximised future returns, based on the investment portfolio risk given the customer’s risk profile. In this regard, the adequacy model adopts a multivariate control approach to the individual risk factors, taking the risk of the customer’s portfolio, including the recommended investment product(s), as reference.

Wealth risk management activities cover the entire distribution perimeter of the network of Group branches, the investment services operated by Banca Widiba.

For further details, please refer to “Operational risk” section in Part E of the Notes to the Consolidated Financial Statements.

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2024 ANNUAL REPORT - Notes to the separate financial statements - Part F - Information on shareholders’ equity

Part F - Information on shareholders’ equity

For qualitative information on capital, the corresponding management policies and the rules underlying the determination of own funds, please refer to Part F of the Consolidated Notes to the Financial Statements.

B. Quantitative Information

B.1 Shareholders’ Equity: breakdown

Net equity items		Total 31 12 2024	Total 31 12 2023
1.	Shareholders' equity	7,453,451	7,453,451
2.	Share premium	-	-
3.	Reserves	1,855,557	146,613
	- retained earnings	1,353,492	(226,598)
	a) Legal reserves	202,153	-
	b) statutory reserve	303,229	-
	c) Treasury shares	-	-
	d) others	848,110	(226,598)
	-others	502,065	373,211
4.	Equity instruments	-	-
5.	Treasury shares (-)	-	-
6.	Valuation reserves	52,555	20,069
	- Equity instruments measured at fair value through other comprehensive income	(14,167)	(14,112)
	- Financial assets (other than equity instruments) measured at fair value through other comprehensive income	(29,852)	(60,145)
	- Tangible assets	104,046	114,756
	- Cash flow hedges	24,316	17,794
	- Exchange difference	4,395	2,984
	- Non-current assets and group of assets held for sale	5,570	(2,409)
	- Financial liabilities measured at fair value through profit and loss (changes in own credit worthiness)	4,925	8,369
	- Actuarial gains (losses) on defined benefit plans	(46,678)	(47,168)
7.	Profit (loss) for the year	1,922,898	2,021,525
Net equity		11,284,461	9,641,658

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BANCA MONTE DEI PASCHI DI SIENA

B.2 Valuation reserves for financial assets measured at fair value through other comprehensive income: breakdown

	Total 31 12 2024		Total 31 12 2023
Asset/Amount	Positive reserve	Negative reserve	Positive reserve	Negative reserve
1. Debt securities	12,418	(42,270)	10,065	(70,210)
2. Equity instruments	7,001	(21,168)	7,864	(21,976)
4. Loans	-	-	-	-
Total	19,419	(63,438)	17,929	(92,186)

B.3 Valuation reserves for financial assets measured at fair value through other comprehensive income: annual changes

31 12 2024

		Debt securities	Equity instruments	Loans
1.	Opening balance	(60,145)	(14,111)	-
2.	Increases	33,759	2,782	-
	2.1 increases in fair value	30,255	2,320	-
	2.2 Net losses (recoveries) on impairment	-	X	-
	2.3 Reversal to profit and loss of negative reserves	3,317	X	-
	2.4 Transfers to other component of equity (equity instruments)	-	1	-
	2.5 Other increases	187	461	-
3.	Decreases	3,466	2,838	-
	3.1 Decreases in fair value	2,148	40	-
	3.2 impairment provisions	-	-	-
	3.3 Reversal to profit and loss of positive reserves:following disposal	1,131	X	-
	3.4 Transfers to other component of equity	-	2,774	-
	3.5 Other decreases	187	24	-
4.	Closing balance	(29,852)	(14,167)	-

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2024 ANNUAL REPORT - Notes to the separate financial statements - Part F - Information on shareholders’ equity

B.4 Valuation reserves for defined benefit plans: annual changes

			Provisions for
			employees severance
	Internal funds	External funds	pay	31 12 2024
Opening balance	(34,202)	(225)	(14,169)	(48,594)
Remeasurement of net defined benefit liability (asset):	(163)	-	(21)	(184)
Return on plan assets excluding interests	-	(5)	-	(5)
Actuarial gains (losses) arising from changes in demo-graphic assumptions	-	(2)	-	(2)
Actuarial gains (losses) arising from experience adjustments	(107)	(1,017)	357	(767)
Actuarial gains (losses) arising from changes in financial assumptions	(56)	1,432	(378)	998
Changes in effect of limiting net defined benefit asset to asset ceiling	-	(408)	-	(408)
Gains (losses) on settlements	-	-	-	-
Others	53	619	2	674
Closing balance	(34,312)	394	(14,188)	(48,104)

Section 2 – Regulatory banking capital and ratios

See the information on own funds and capital adequacy contained in the public disclosure (Pillar 3).

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Part G - Business combinations

Section 1 – Business combinations during the financial period

1.1 Business combinations

1.1.1 Transactions included in the scope of application of the international accounting standard IFRS 3 “Business combinations”

No business combinations, as defined by IFRS 3, were carried out in 2024.

Business combinations between entities under common control

In 2024, no business combinations were carried out between entities under common control.

Section 2 - Business combinations completed after the financial period

There are no transactions to report.

Section 3 – Retrospective adjustments

No retrospective adjustments are reported.

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2024 ANNUAL REPORT - Notes to the separate financial statements - Part H - Related-party transactions

Part H - Related-party transactions

1 Compensation of key management personnel

			Other Managers
		Board of Statutory	with strategic
	Board of Director	Auditors	responsibility	Total
Short -term benefits (1)	1,216	216	4,559	5,991
Post-retirement benefits (2)	-	-	98	98
Termination benefits (3)	-	-	1,044	1,044
Share based payments (4)	-	-	1,821	1,821
Other benefits (5)	-	-	1,234	1,234
Total as at 31 12 2024	1,216	216	8,756	10,188
Short -term benefits (1)	1,229	218	4,611	6,058
Post-retirement benefits (2)	-	-	98	98
Termination benefits (3)	-	-	-	-
Share based payments (4)			1,164	1,164
Other benefits (5)	-	-	797	797
Total as at 31 12 2023	1,229	218	6,670	8,117

1.	includes salaries and fringe benefits;

2.	includes company contributions to pension funds;

3.	includes contractual indemnities due on termination of employment;

4.	includes the cost of share-based payments under the incentive scheme;

5.	includes variable compensation under the incentive scheme.

In compliance with the instructions provided by accounting standard IAS 24 and in light of the current organisational structure, the Bank has opted for the disclosure scope to include not only the Directors, Statutory Auditors, the General Manager and the Deputy General Managers, but also other Key Management Personnel.

The information regarding remuneration policies is contained in the ‘Remuneration Report pursuant to art. 123-ter of the Consolidated Law on Finance’, available on the Bank’s web site, which contains the following data:

•	a detailed breakdown of compensation paid to the Administration and Control Bodies, General Managers and, in aggregate form, to Key Management Personnel;

•	quantitative information on the remuneration of “Identified Staff”;

•	monetary incentive plans in favour of members of the Administration and Control Body, the General Managers, the Deputy General Managers and other Key Management Personnel;

•	information on the equity investments of members of the Administration and Control Bodies, the General Managers and other Key Management Personnel.

There were 3 terminations of employment of executives in the financial year 2024.

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2. Related-party transactions

In compliance with the provisions of Consob Resolution no. 17221, 12 March 2010, as subsequently amended (hereinafter the “Consob Regulations”), as well as art. 53 Consolidated Banking Law and its implementing provisions (Bank of Italy Circular 285/2013, Part Three, Chapter 11 “Risk assets and conflicts of interest with respect to associated parties”), the “Committee for Related-party Transactions” was established, composed of between three and five independent directors, carrying out the functions envisaged by the Articles of Association and the current legislative and regulatory provisions on transactions with related and associated parties.

The “Group Directive concerning Management of regulatory obligations on related parties, associated parties and obligations of bank representatives” (hereinafter the “Group Directive”), accompanied by the “Group Regulation concerning Management of regulatory obligations on related parties, associated parties and obligations of bank representatives” (hereinafter the “Group Regulations”), approved by the Bank’s Board of Directors, with the prior favourable opinions of the Committee for Related Party Transactions and the Board of Statutory Auditors, contains provisions and internal procedures on related parties, aligned with the provisions of the Consob Regulation. The Group Directive was most recently updated on 3 July 2024 to adapt to the current organisational structure of Banca MPS.

The Group Directive defines the organisational model adopted by the Bank and the companies of the MPS Group (principles and responsibilities) for the management process of the provisions applicable to related parties, associated parties and obligations of the bank representatives, and in particular, governs the principles and rules at the MPS Group level for the control of risks arising from situations of possible conflicts of interest with some subjects close to the decision making centres of the Bank.

Within the Group Directive, the following is also defined:

•	the formulation of the responsibilities assigned within the Bank and to the MPS Group (tasks and responsibilities of the top management bodies and corporate functions of the Bank and Subsidiaries);

•	the scope of the related parties, associated parties (“Group Scope”) and other subjects in a potential conflict of interest;

•	the criteria for the identification of transactions, level of relevance of the transactions;

•	the decision-making procedures and exemption cases;

•	the internal policies in the area of control.

For the purpose of the Group Directive, significance is attributed to the transactions carried out with the subjects operating within the Group Scope which involve the performance of risk activities, the transfer of resources, services and obligations, regardless of the requirement of a consideration. With regard to the type of transactions, these are classified in detail in the aforementioned Group Regulations, as:

•	“most significant transactions”: transactions where at least one of the following relevance indicators, applicable according to the specific transaction, exceeds the 5% threshold (greater relevance threshold):

-	countervalue relevance index: the ratio of the countervalue of the transaction to the total of the own funds resulting from the most recent published consolidated balance sheet;

-	relevance index of the assets: the ratio of the total assets of the entity to which the transaction refers, to the total assets of BMPS;

-	relevance index of the liabilities: the ratio of the total liabilities of the acquired entity to the total assets of BMPS;

•	“transaction of lesser relevance”: transactions above the small amount and up to the large amount threshold; in the context of transactions of lesser significance, transactions in which the amount exceeds EUR 100.0 mln and up to the threshold of greater significance (significance index of the equivalent value) are considered to be of lesser significance as a “significant amount”, or, in the case of acquisitions, mergers and demergers for an amount equal to or less than EUR 100.0 mln, the significance index of the assets and/or liabilities is equal to or greater than the ratio of EUR 100.0 mln and own funds at a consolidated level;

•	“transactions of a negligible amount”: transactions of EUR 250 thousand or less where the counterparty is a legal person; transactions of EUR 100,000 or less, where the counterparty is a natural person.

The provisions and procedures applicable to transactions with related parties, in the versions in force at the time, are published on the website www.gruppomps.it in the section “Corporate Governance - Transactions with related parties”.

From 2016, the Bank’s Board of Directors formally resolved to approve inclusion of the Ministry of Economy and Finance (MEF) and of the relevant directly and indirectly controlled companies within the scope of related parties on a discretionary basis pursuant to the provisions of the Group Directive, excluding the prudential regulation.

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2024 ANNUAL REPORT - Notes to the separate financial statements - Part H - Related-party transactions

Following completion of the Bank’s precautionary recapitalisation procedure, after which the MEF became the controlling shareholder from August 2017, the Bank received notification on 18 December 2017 from the Supervisory Authorities with regard to the methods for the resulting application of limits to risk assets laid out in prudential regulations, pursuant to art. 53 of the Consolidated Law on Banking (TUB) and its implementing provisions (Bank of Italy Circ. 263/06 Title V, Section 5), through application to the Bank of the “silo” approach for calculation of the reference limits.

On 27 December 2024, the status of the MEF became that of a shareholder with significant influence following changes to the Bank’s corporate structure and the composition of its Board of Directors in November and December 2024.

Since the MEF was a controlling shareholder for almost the entirety of 2024, MEF’s scope as a controlling shareholder was kept unchanged for the purposes of disclosing the Bank’s transactions 2024.

With reference to the MEF scope, the Bank has availed itself of the exemption provided by paragraph 25 of IAS 24 on the disclosure of transactions and balances of existing transactions with government-related entities. The main transactions carried out with the MEF and with its subsidiaries and associated companies, in addition to financing transactions, include Italian government securities recorded in the portfolios “Financial assets measured at fair value through other comprehensive income” for a nominal amount of EUR 1,519.0 mln, “Financial assets measured at fair value through profit or loss” for a nominal amount of EUR 1,840.4 mln and “Financial assets measured at amortised cost” for a nominal amount of EUR 8,047.8 mln.

The most significant transactions, in terms of amount, carried out by the Bank with related parties in 2024 are discussed below.

MEF related-party transactions

i. Transactions with SACE S.p.A.

On 6 February 2024, the Board of Directors of the Bank, subject to opinion in favour from the Related Party Transactions Committee, voted in favour of including Banca MPS in the proposed arrangement with creditors (pursuant to art. 161, paragraph 6 of the Bankruptcy Law) formulated by GRUPPO PSC S.p.A., which with regard to short and medium/long-term cash exposure for a total of EUR 24.2 mln particularly envisages voting on: (a) quarterly repayment by SACE S.p.A. of EUR 15.5 mln in accordance with the original exposure recovery plan guaranteed by SACE S.p.A.; (b) repayment of 2.05% (amounting to EUR 51.0 k) of SACE’s total unsecured exposure of EUR 2.5 mln; (c) repayment of 2.03% (approximately EUR 127.0 k) of the total exposure of EUR 6.3 mln.

On 20 February 2024, the Credit Committee approved the framework resolution with a credit pool of EUR 390.0 mln, concerning the Bank’s operations with SACE S.p.A., relating to the issue of financial guarantees by SACE S.p.A. against credit lines/loans granted by Banca MPS to companies that will be able to benefit from the SACE Futuro guarantee, aimed at promoting growth in global markets, supporting technological innovation and the digitalisation process, investing in infrastructure and sustainability, supporting strategic supply chains and economically disadvantaged areas, contributing to the growth of the social ecosystem through the development of female entrepreneurship, with a particular focus on initiatives related to the National Recovery and Resilience Plan (NRRP, “DQSACEFUTURO2024”). On 16 December 2024, the Credit Committee resolved to increase the ceiling to EUR 500.0 mln. The DQSACEFUTURO2024 is valid for a period of 12 months from the date of acceptance by the parties of the special terms and conditions applicable to the loans. It applies only to Banca MPS, not at Group level.

On 19 March 2024, the Credit Committee resolved in favour of the Bank’s customers to grant a 10-year unsecured loan for a total of EUR 49.0 mln for the construction of a tourism-hotel structure abroad, 80% guaranteed by SACE S.p.A. among others (“Political Risk” guarantee).

On 26 March 2024, the Credit Committee authorised the granting of medium/long-term credit lines in favour of the Bank’s customers for a total of EUR 70.0 mln, with a duration of 8 years, to support environmental sustainability expenses in infrastructure contracts in Italy and abroad, of which one tranche of EUR 50.0 mln is for investments in Italy, 80% backed by a guarantee issued by SACE S.p.A. (“Strategic Relief” guarantee).

On 16 April 2024, the Credit Committee resolved to renew the framework resolution (that expired on 30 March 2024)21, with a reduction of the amount from EUR 500.0 mln to EUR 400.0 mln, concerning the Bank’s operations with SACE S.p.A. relating to the issue of financial guarantees by SACE S.p.A. against credit facilities/loans granted by Banca MPS to companies as part of the “Green New Deal”, i.e. to pursue environmental objectives adequately supported by suitable projects for reducing pollution and the extent of polluting emissions and therefore at promoting eco-sustainable development and the transition to a low environmental impact economy (“DQSACEGREEN2024”). The DQSACEGREEN2024 is valid for a period of 12 months from the date of adoption of the resolution and operates in relation only to Banca MPS and not at Group level.

21 See Part H of the Notes to the 2023 Financial Statements for more details.

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BANCA MONTE DEI PASCHI DI SIENA

In April, May and June 2024, transactions were concluded with SACE S.p.A., in favour of customers of the Bank, for the issue of a 70% SACE Futuro guarantee, to guarantee medium/long-term credit lines for SACE S.p.A. maximum guaranteed amounts of EUR 18.0 mln (with guarantee of EUR 12.6 mln), EUR 34.0 mln (with guarantee of EUR 23.8 mln) and EUR 15.0 mln (with guarantee of EUR 10.5 mln), as part of the DQSACEFUTURO2024 initiatives described above.

During the first half of 2024, two insurance policies were finalised with SACE S.p.A., with coverage equal to 50% of the risk of non-payment, relating to confirmation transactions of documentary credits in US dollars, entered into by Banca MPS customers with foreign banks, for values of approximately USD 14.3 mln and USD 12.8 mln, respectively.

On 5 August 2024, the Board of Directors authorised the Bank’s participation, up to a maximum of EUR 30.0 mln, in a max 10-year EUR 100.0 mln syndicated loan to non-related customers with a EUR 1.5 mln credit line to hedge against interest rate risks. The loan is backed by a SACE guarantee for between 50% and 80% of the loan value.

In the second half of 2024, two insurance policies were finalised with SACE S.p.A. in relation to the following confirmation transactions of documentary credits in US dollars: (i) on 8 August, an insurance policy covering 76% of the risk of default, entered into by a non-related Italian customer, for a value of approximately USD 28.6 mln; (i) on 27 November, an insurance policy covering 70% of the risk of default, entered into by a customer with a foreign bank, for a value of approximately USD 12.7 mln.

On 20 November 2024, the Credit Committee authorised a EUR 25.0 mln loan to non-related customers, as the Bank’s share of a 50% SACE-guaranteed EUR 150.0 mln syndicated loan.

In July, September, November and December 2024, several transactions were concluded with SACE S.p.A., in favour of customers of the Bank, for the issue of a 70% SACE Futuro guarantee, as part of the DQSACEFUTURO2024 initiatives described above., to guarantee medium/long-term credit lines for SACE S.p.A. maximum guaranteed amounts: EUR 17.0 mln (with guarantee of EUR 11.9 mln); EUR 20.0 mln (with guarantee of EUR 14.0 mln); EUR 30.0 mln (with guarantee of EUR 21.0 mln); EUR 25.0 mln (with guarantee of EUR 17.5 mln); EUR 25.0 mln (with guarantee of EUR 17.5 mln); EUR 15.0 mln (with guarantee of EUR 10.5 mln); EUR 20.0 mln (with guarantee of EUR 14.0 mln).

These transactions with SACE S.p.A. fall within the scope of application of Consob Regulation no. 17221/2010, since SACE S.p.A. is a wholly-owned subsidiary of the MEF.

In addition, on 5 August 2024 the Board of Directors granted OPEN FIBER S.p.A.: (i) a EUR 47.0 mln credit line as the Bank’s share of a new EUR 1.05 bn syndicated loan intended to support the investment plan for construction of a broadband network – the loan is backed by a 70% SACE guarantee and, among other things, by a pledge on the shares of OPEN FIBER S.p.A.. by parent company OPEN FIBER HOLDING S.p.A, and a EUR 2.0 mln derivative credit line to hedge interest rate risk; and (ii) an amendment to certain terms and conditions of a previous 2022-dated EUR 7.1 bn syndicated loan, of which the Bank’s share is EUR 200.0 mln, in order to bring it into line with the new credit line referred to in (i) above. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, both because OPEN FIBER S.p.A. is a subsidiary of OPEN FIBER HOLDING S.p.A., which is in turn controlled by OPEN FIBER HOLDINGS S.p.A., in turn controlled by CDP S.p.A., in turn controlled by the MEF, and because SACE S.p.A. is a wholly-owned subsidiary of the MEF.

Also on 5 August 2024, as part of its ordinary review of credit lines, the Board of Directors authorised the following in favour of ANSALDO ENERGIA S.p.A.: a) conformation of EUR 11.0m in mixed revolving credit lines, which can be used for the issue of unsecured loans; b) the Bank’s participation, up to a maximum of EUR 10.0 mln and with a related EUR 0.5 mln credit line to hedge against interest rate, in a 70%-SACE-guaranteed 3-year EUR 50.0 million syndicated loan. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, as: (i) ANSALDO ENERGIA S.p.A. is a subsidary of CDP Equity S.p.A., in turn a wholly-owned subsidiary of CDP S.p.A., in turn controlled by the MEF, and (ii) SACE S.p.A. is a wholly-owned subsidiary of the MEF.

ii. Transactions with CDP S.p.A.

As part of the placement of Covered Bonds, with a 5-year maturity, finalised by the Bank on 16 April 2024 for a total of EUR 750.0 mln, CDP S.p.A. - pursuant to Art. 5, paragraph 8-ter of Italian Law Decree no. 269/2003, converted into Law no. 326/2003 in compliance with art. 6, paragraph 1.b) of Italian Law Decree no. 102/2013 - subscribed this issue for a total of EUR 60.0 mln. The residual amount was placed with other institutional investors. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, as CDP S.p.A. is a subsidiary of the MEF.

On 29 October 2024, the Credit Committee authorised a loan of up to EUR 30.0 mln to non-related customers as the Bank’s share of a EUR 135.0 mln syndicated loan, in which CDP S.p.A also participates with a share of EUR 35.0 mln. The granting of the syndicated loan is conditional upon obtaining a 25% SACE guarantee, which may be accumulated by up to 50% with another guarantee provided by a public economic entity that is not a related party.

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2024 ANNUAL REPORT - Notes to the separate financial statements - Part H - Related-party transactions

On 7 November 2024, the Board of Directors approved a EUR 153.75 mln loan to non-related parties as the Bank’s share (corresponding to 20%) of a EUR 765.0 mln syndicated loan, in which CDP S.p.A. also participates (with a 19.6% share). The loan is 50%-to-70% guaranteed by SACE, with the Bank’s credit line share up to a maximum EUR 84.0 mln.

The above transactions fall within the scope of application of Consob Regulation No. 17221/2010, both because the MEF is the majority shareholder of CDP S.p.A. (a participant in the syndicated financing), and because SACE S.p.A. (the guarantor) is a wholly-owned subsidiary of the MEF.

iii. Transactions with FINCANTIERI S.p.A.

On 19 March 2024, the Credit Committee resolved, in favour of customers that are not related parties, on granting a debtor credit pool for a non-recourse risk limit of EUR 50.0 mln, usable against the transferor FINCANTIERI S.p.A., subject to positive assessment and decision, with operations backed by a trade finance guarantee issued by SACE S.p.A. with a coverage ratio of 80%.

On 10 December 2024, the Credit Committee authorised, in favour of customers that are not related parties, on granting a debtor credit pool for a non-recourse risk limit of EUR 120.0 mln, usable against the transferor FINCANTIERI S.p.A., subject to positive assessment and decision, with operations backed by a trade finance insurance guarantee issued by SACE S.p.A. with a coverage ratio of 80%.

These transactions fall within the scope of application of Consob Regulation no. 17221/2010 as the MEF is the majority shareholder of CDP S.p.A., which in turn controls CDP Equity S.p.A., the majority shareholder of FINCANTIERI S.p.A. (transferor), and as SACE S.p.A. (issuer of the trade finance insurance guarantee) is wholly owned by the MEF.

In addition, on 24 September 2024, the Credit Committee authorised, in favour of customers that are not related parties on granting a credit pool for a non-recourse risk limit of EUR 30.0 mln, usable against the transferor FINCANTIERI S.p.A., subject to positive assessment and decision, backed by a trade finance guarantee issued by SACE S.p.A. with a coverage ratio of 100%. Subsequently, on 12 December 2024 the Board of Directors, after obtaining the favourable opinion of the Committee for Transactions with Related Parties, authorised a transaction similar to the one in 2021, relating to the Bank’s participation, up to a maximum of EUR 200.0 mln overall, to a Buyer’s Credit Pool operation, totalling approximately EUR 1.8 bn, with CDP S.p.A. and another banking counterpart, assisted, inter alia, by an insurance policy SACE S.p.A. to cover 100% of the loan and with the intervention of SIMEST S.p.A. for the purposes of any stabilization of the interest rate. The transaction falls within the application of Consob Regulation no. 17221/2010 due to the role of: (i) CDP S.p.A., a subsidiary of the MEF, as co-lender; (ii) SACE S.p.A., a wholly-owned subsidiary of the Ministry of Economy and Finance, as guarantor in the insurance policy issuance; (iii) SIMEST S.p.A., a direct subsidiary of CDP S.p.A., which is in turn controlled by the MEF, as a participant for the purposes of any interest rate stabilisation, and (iv) FINCANTIERI S.p.A., a subsidiary of CDP Equity S.p.A., which is controlled by CDP S.p.A., in turn controlled by the MEF.

Lastly, on 12 December 2024, the Bank’s Board of Directors decided, as part of a review of its EUR 390.0 mln credit framework, to grant FINCANTIERI S.p.A. a EUR 320.0 mln debtor credit pool for factoring operations of various types. The transaction falls within the scope of application of CONSOB Regulation no. 17221/2010, since FINCANTIERI S.p.A. is jointly owned by Eni S.p.A. and CDP Equity S.p.A., which are in turn owned by the MEF.

iv. Transactions with other MEF related parties

On 15 January 2024, the ordinary review at par of good-till-cancelled credit facilities in favour of SO.G.I.N. S.p.A. was authorised with confirmation of the two mixed credit lines in place for a total of EUR 19.9 mln, which can be used for the issue of unsecured loans for EUR 18.9 mln and EUR 1.0 mln that can be used for forex hedging. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since SO.G.I.N. S.p.A. is a wholly-owned subsidiary of the MEF.

On 2 February 2024, as part of the ordinary review of credit lines for approximately EUR 12.2 mln, the mixed revolving credit line extended with an increase from EUR 2.2 mln to EUR 6.0 mln was authorised in favour of HOTELTURIST S.p.A., usable for the issue of Italian/foreign sureties. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since HOTELTURIST S.p.A. is a 45.95% investee of CDP Equity S.p.A., in turn a wholly-owned subsidiary of CDP S.p.A. which is in turn controlled by the MEF.

On 20 February 2024, the ordinary review of credit lines for a total of EUR 14.1 mln was authorised in favour of GPI S.p.A., confirming the existing mixed credit line of EUR 3.5 mln, usable for advances on invoices and the issue of guarantees. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since GPI S.p.A. is a subsidiary of CDP Equity S.p.A., a wholly-owned subsidiary of CDP S.p.A., in turn controlled by the MEF.

On 7 March 2024, an increase in the without recourse risk limit from EUR 7.0 mln to a total of EUR 27.0 mln was resolved in favour of FERROVIENORD S.p.A., for application in relation to third-party transferors subject to positive assessment and decision, and backed by a guarantee with a 95% coverage ratio.

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BANCA MONTE DEI PASCHI DI SIENA

The transaction falls within the scope of application of Consob Regulation no. 17221/2010 because FERROVIENORD S.p.A. is wholly owned by FNM S.p.A., a 14.74% investee of Ferrovie dello Stato S.p.A. which is in turn a wholly-owned subsidiary of the MEF.

On 13 March 2024, the granting of current account credit facilities of EUR 35.0 mln and EUR 40.0 mln, respectively, were authorised in favour of the investment funds FOF PRIVATE DEBT ITALIA and FOF PRIVATE EQUITY ITALIA, both expiring on 5 September 2025, to be used for financial advances. The transaction falls within the scope of application of Consob Regulation No. 17221/2010 because FOF PRIVATE DEBT and FOF PRIVATE EQUITY ITALIA, closed-end Italian alternative investment funds reserved for professional investors, are managed by Fondo Italiano di Investimento SGR S.p.A., which is 55% owned by CDP EQUITY S.p.A., a wholly-owned subsidiary of CDP S.p.A., which in turn is controlled by the MEF.

On 28 March 2024, as part of the ordinary review of credit lines for a total of EUR 170.0 mln, the Board of Directors resolved in favour of FERROVIE DELLO STATO S.p.A.: (i) reduction of the mixed credit line from EUR 50.0 mln to EUR 20.0 mln; (ii) granting of a credit pool without recourse risk limit of EUR 125.0 mln, for application in relation to third-party transferors, backed by an insurance policy with 95% coverage, and (iii) granting of a credit pool with a notional with recourse limit of EUR 25.0 mln, valid for transferors subject to positive assessment and decision. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since FERROVIE DELLO STATO S.p.A. is a wholly-owned subsidiary of the MEF.

Again on 28 March 2024, the Board of Directors resolved on the ordinary review of credit lines in favour of ANAS S.p.A., for total of EUR 205.0 mln. The transaction envisages the confirmation of existing credit lines and increase of the credit line without recourse risk limit from EUR 13.0 mln to EUR 40.0 mln, applicable to third-party assignors and suppliers, backed by an insurance policy with 95.0% coverage of the risk limit. Subsequently, on 20 May 2024, the increase in the unsecured credit line was authorised from EUR 15.0 mln to EUR 20.0 mln, usable for foreign guarantees and fully guaranteed by a cash pledge, with simultaneous cancellation of the Italian credit guarantee facility not used for EUR 5.0 mln. These transactions fall within the scope of application of Consob Regulation no. 17221/2010, since ANAS S.p.A. is a wholly-owned subsidiary of Ferrovie dello Stato S.p.A., in turn controlled by the MEF.

On 10 June 2024, as part of the ordinary review of credit lines, the confirmation at par of existing credit lines of EUR 8.0 mln and EUR 10.0 mln22, respectively, was authorised in favour of TITAGARH FIREMA S.p.A. with granting of a new unsecured loan for EUR 3.0 mln. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since TITAGARH FIREMA S.p.A. is approximately 30% owned by Invitalia S.p.A., which in turn is wholly owned by the MEF.

On 11 June 2024, as part of the ordinary review of credit lines the Credit Committee authorised the following in favour of SAIPEM S.p.A.: i) the increase from EUR 90.0 mln to EUR 135.0 mln of the existing mixed revolving credit line, usable up to the entire amount for the issue of Italian/foreign unsecured loans and for the release of documentary credit commitments, and up to a maximum of EUR 50.0 mln for financial transactions involving bankers’ drafts; (ii) the reduction from EUR 4.87 mln to EUR 3.37 mln of the credit line with a pool of other banks; and (iii) cancellation of the existing mixed credit line of EUR 5.0 mln for operations in derivatives. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since SAIPEM S.p.A. is indirectly owned by the MEF through ENI S.p.A. and CDP Equity S.p.A., which are in turn controlled by the MEF.

In the first half of 2024, the postal services contract with the counterparty POSTE ITALIANE S.p.A. was renewed, for an aggregate principal amount of approximately EUR 19.6 mln (including VAT ), for the two-year period 2024-2026, of which: (i) EUR 2.8 mln for technical extension of the contract, valid from 16 February 2024 to 9 July 2024, at the same economic conditions as the previous contract expiring on 15 February 2024, and (ii) EUR 16.7 mln for the signing of a new two-year contract, valid from 10 July 2024 to 9 July 2026, with the possibility of extension for a further year. The services provided are necessary to guarantee the regular delivery to customers of the mandatory paper communications provided for by Legislative Decree no. 385/1993 (Consolidated Law on Banking). The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since the MEF has a controlling interest in POSTE ITALIANE S.p.A.

On 16 July 2024, approval was given, in favour of asset management company CDP VENTURE CAPITAL SGR S.p.A. (the “AMC”), acting in the name and on behalf of FOF VENTURITALY (a closed-end Italian alternative investment fund reserved for professional investors set up by the AMC), for an increase in the credit line which can be used as a current account credit facility to meet temporary cash requirements from EUR 10.0 mln to EUR 20.0 mln. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since CDP VENTURE CAPITAL SGR S.p.A. is a 70% investee of CDP Equity S.p.A., a wholly-owned subsidiary of CDP S.p.A., which is in turn controlled by the MEF.

On 27 September 2024, the Credit Committee authorised the granting of a non-recourse line of credit with a EUR 30.0 mln risk limit to FIBERCOP S.p.A. as account debtor in factoring arrangements for application in relation to approved transferors.

22 See Part H of the Notes to the 2023 Consolidated Financial Statements for more details.

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Subsequently, on 12 December 2024, the Board of Directors approved an increase in the credit limit of the non-recourse line of credit from EUR 30.0 mln to EUR 120.0 mln for application in relation to approved transferors. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since FIBERCOP S.p.A. is a wholly-owned indirect subsidiary of Optics Holdco Srl, which in turn is an investee of the MEF.

On 8 October 2024, the ordinary revision of credit facilities in favour of SOGEI S.p.A. was authorised with a EUR 11.0 mln extension of the non-recourse credit line risk limit as account debtor in factoring arrangements. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since SOGEI S.p.A. is a wholly-owned subsidiary of the MEF.

On 17 October 2024, the ordinary revision of EUR 13.0 mln in credit facilities in favour of GPI S.p.A. was authorised with a EUR 3.5 mln extension of the mixed credit line, usable up to the full amount for early payment of receivables and up to the EUR 1.0 million for early payment of orders/flows. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since GPI S.p.A. is an indirect subsidiary (through CDP Equity S.p.A.) of CDP S.p.A., in turn controlled by the MEF.

On 29 October 2024, the Credit Committee authorised the granting of a new non-recourse credit pool with EUR 50.0 mln risk limit to OPEN FIBER HOLDINGS S.p.A. for factoring operations, for application in relation to approved transferors. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since OPEN FIBER HOLDINGS S.p.A. is a subsidiary of CDP S.p.A., in turn controlled by the MEF.

On 5 November 2024, the ordinary revision of credit facilities, in favour of CONSIP S.p.A. was authorised with an extension of the credit facility which can be used as a current account credit facility, for EUR 10.0 mln. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, since CONSIP S.p.A. is a wholly-owned subsidiary of the MEF.

On 20 November 2024, a credit line of EUR 30.0 mln was authorised in favour of the FOF INFRASTRUTTURE, which can be used as a current account credit facility. The transaction falls within the application of Consob Regulation No. 17221/2010 because FOF INFRASTRUTTURE, a closed-end Italian alternative investment fund reserved for professional investors, is managed by CDP Real Asset SGR S.p.A., a subsidiary of CDP S.p.A., which in turn is controlled by the MEF.

On 12 December 2024 as part of the ordinary review of credit facilities, the Board of Directors approved, subject to the favourable opinion of the Related Party Transactions Committee, the following in favour of ENEL S.p.A.: (i) confirmation of the EUR 200.0m multi-purpose, mixed, current account line of credit; (ii) an increase of the multi-purpose, mixed, factoring line of credit from EUR 80.0 mln to EUR 100.0 mln; (iii) an increase of the non-recourse risk limit from EUR 35.0 mln to EUR 70.0 mln, which can be used for the non-recourse transfer of receivables from approved transferors; (iv) a reduction in the notional limit of the recourse risk limit from EUR 27.5 mln to EUR 16.0 mln, which can be used for the recourse transfer of receivables from approved transferors. The transaction falls within the scope of application of Consob Regulation no. 17221/2010, as ENEL S.p.A. is a subsidiary of the MEF.

Transactions with other related parties

On 10 December 2024, subject to the favourable opinion of the Committee for Related Party Transactions, the transfer of 800 units held by the Bank in the share capital of Banca d’Italia to the Supplementary Pension Fund for employees of MPS (MPS PENSION FUND”) was approved, at a price equal to the nominal value of EUR 25,000 per unit, for a total amount of EUR 20.0 mln. The transaction, authorised beforehand by the Board of Directors on 7 November 2024, falls within the scope of application of Consob Regulation No. 17221/2010, as the MPS PENSION FUND, as the counterparty to the transaction, is by law a related party of the Bank for the purposes of Consob Regulation No. 172221/2010.

Transactions with subsidiaries

In the first six months, the Bank, as part of the Second Covered Bonds Programme, finalised a loan transfer in favour of the special purpose vehicle MPS COVERED BOND S.r.l., pursuant to the resolution of the Board of Directors of 25 January 2024, which authorised the transfer, in one or more tranches, to the Banca MPS Covered Bonds Programmes (to the First and/or Second Covered Bonds Programme), pursuant to Italian Law 130/99, of a portfolio of performing mortgage loans up to a maximum total amount of EUR 5.0 bn. The transfer involved a portfolio of performing residential mortgage loans for EUR 2 mln, increasing the amount of the subordinated loan disbursed to the vehicle for the purposes of the payment of the price. In the same half of the year, a EUR 750 mln public issue of covered bonds was completed also under the First Programme, with the guarantee extended accordingly. In the context of the Second Covered Bond Programme, the maturities of two retained issues (Series No. 38 and Series No. 39) were extended with the guarantee extended accordingly.

In the second half of 2024, a EUR 750.0 mln public issue of covered bonds was completed also under the First Covered Bonds Programme, with the guarantee extended accordingly. As part of the Second Covered Bonds Programme, the Bank finalised a loan transfer concerning a portfolio of performing mortgage loans in favour of the special purpose vehicle MPS COVERED BOND S.r.l, pursuant to Law 130/99, for an amount of approximately EUR 647.0 mln.

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In the context of the Second Covered Bond Programme, the maturities of two retained issues (Series No. 41 and Series No. 42) were also extended with the guarantee extended accordingly.

These transactions fall within the scope of Consob Regulation no. 17221/2010 as the Bank holds 90% of the share capital of MPS COVERED BOND S.r.l. and MPS COVERED BOND 2 S.r.l.

Lastly, in December 2024, as part of ordinary funding operations, two term deposits were finalised by WISE DIALOG BANK S.p.A. (“WIDIBA”) with the Bank (value date: 19 December 2024) with early redemption options at market value (a 5-year EUR 400.0 mln and a 7-year EUR 600.0 mln term deposit). The transactions fall within the scope of application of Consob Regulation no. 17221/2010, since WIDIBA is a wholly-owned subsidiary of the Bank.

As regards securitisation transactions and covered bond programmes, see the specific information provided in the Notes to the Consolidated Financial Statements - Part E – Information on risks and hedging policies.

The following tables summarise the relationships and financial effects of transactions carried out in the financial year with subsidiary and associate companies, key management personnel and other related parties.

On 27 December 2024, the MEF became a shareholder with significant influence in the Bank. Since the MEF was a controlling shareholder for almost the entirety of 2024, the scope of related parties relating to MEF as a controlling shareholder has been kept unchanged for the purposes of disclosing qualitative information relating to the impact on the year’s transactions on the balance sheet and the income statement. At the end of the statements, details are given of transactions with the MEF’s direct and indirect associates which, taking into account the new status in equity of the MEF, would not fall within the scope of related party transactions.

Lastly, on 27 December 2024, the Banks’ Board of Directors co-opted 5 directors that are considered related parties as of 31 December 2024. Considering the short period, from Friday 27 December 2024 to Tuesday 31 December 2024, of the existence of the related party relationship, which could have influenced the Bank’s economic, financial and equity position for 2024, and in keeping with the choice applied to the MEF’s perimeter of related parties, among the “other related parties” are summarized the relationships and economic effects of transactions during the year exclusively between the Parent Company and key managers, without including the related parties of the new directors with whom no new transactions were concluded between 27 and 31 December 2024.

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2.a Related-party transactions: balance sheet items

Value as at 31 12 2024

				Executives	other
		joint	Associated	with strategic	related	MEF		%
	Subsidiaries	venture	companies	responsibility	parties	Scope	Total	FS items
Current accounts and demand deposits with banks	1,127,232	-	-	-	-	-	1,127,232	86.26%
Financial assets held for trading	11,981	-	3,750	-	-	3,178,675	3,194,406	52.17%
Financial assets measured at fair value mandatory	-	-	-	-	-	15,548	15,548	3.43%
Financial assets measured at fair value through other comprehensive income	-	-	-	-	-	1,501,791	1,501,791	64.25%
Loans to banks measured at amortised cost	417,683	-	-	-	-	65,669	483,352	12.78%
Loans to customers measured at amortised cost	1,415,403	41,755	62,535	2,208	219	9,869,251	11,391,371	13.00%
Other assets	24,032	-	-	-	-	1,844,971	1,869,003	52.18%
Total assets	2,996,331	41,755	66,285	2,208	219	16,475,905	19,582,703
Financial liabilities measured at amortised cost	4,044,372	4,764	58,304	2,958	32,993	3,053,354	7,196,745	6.95%
Financial liabilities held for trading	34,678	-	1,515	-	-	84,683	120,876	4.56%
Other liabilities	5,443	20	815	2	2	2,040	8,322	0.27%
Total liabilities	4,084,493	4,784	60,634	2,960	32,995	3,140,077	7,325,943
Guaranties issued and Commitments	348,446	41,144	26,058	232	10	2,327,019	2,742,909	n.a.

2.b Related-party transactions: income statement items

Value as at 31 12 2024

				Executives	other
		joint	Associated	with strategic	related	MEF		%
	Subsidiaries	venture	companies	responsibility	parties	Scope	Total	FS items
Interest income and similar revenues	39,317	2,406	3,040	43	1	430,302	475,109	10.22%
Interest costs and similar charges	(143,510)	-	(219)	(72)	(3,800)	(67,453)	(215,054)	8.71%
Fee and commission income	1,367	79	196,710	7	3	284,257	482,423	30.24%
Fee and commission expense	(2,914)	-	(412)	(1)	(1)	(13,391)	(16,719)	10.10%
Net profit (loss) form financial assets and liabilities measured at fair value through other comprehensive income	-	-	-	-	-	(12,012)	(12,012)	-128.92%
Net adjustments/impaiments	21	(28,757)	92	(4)	-	5,347	(23,301)	6.45%
Dividend	117	-	35,483	-	-	7,932	43,532	74.64%
Operating costs	17,584	1	(1,422)	(10,467)	(4)	(19,764)	(14,072)	n.m.

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For the list of subsidiaries and companies subject to significant joint control as at 31 December 2024, see the tables of the Notes to the financial statements - Part B - Information on the balance sheet – Section 7. The securitisation transactions are described in Part E of the Notes to the financial statements.

As at 31 December 2024, transactions with subsidiaries mainly referred to:

•	reciprocal current accounts and deposits held with the subsidiary Widiba;

•	loan transfer transactions to the special purpose vehicles MPS Covered Bond S.r.l. and MPS Covered Bond 2 S.r.l. under the two programs for the issue of covered bonds;

•	outsourcing services related to the auxiliary activities provided by the Bank (administrative services and property administration and IT services).

Transactions with associates mainly refer to AXA Group companies. In particular, the financial assets and liabilities held for trading refer to the hedging of AXA Group insurance products placed by the MPS network.

With regard to the balances in Table 2.b “Related-party transactions: income statement items” shown above, please note the following:

•	Interest income and expenses relating to subsidiaries mainly derives from the above-mentioned positions held with Widiba;

•	fee and commission income from subsidiaries mainly derives from financial services provided within the framework agreement entered into with MP Fiduciaria; fee and commission income from associates refers almost entirely to the insurance investees Axa MPS Assicurazioni Vita S.p.A. and Axa MPS Assicurazioni Danni S.p.A.;

•	net impairment for credit risk relates mainly to the joint venture Immobiliare Novoli S.p.A. and its subsidiary San Donato;

•	dividends refer to G.Imm.Astor in relation to subsidiaries and to Axa MPS Assicurazioni Danni S.p.A, and Fondo Etrusco in relation to associates;

•	operating costs relating to associates mainly consist of insurance expenses with insurance affiliates as counterparts. With regard to the MEF scope, note the following:

•	financial assets (item 20, 30 and 40) mainly consist of EUR 12,936.0 mln in government bonds, which generated interest income for EUR 272.9 mln;

•	the other assets consist of tax credits held by the Group on the tax authorities for various reasons as a result of the measures introduced by various legal provisions, of which EUR 1,804.8 mln due to tax credits for construction subsidies purchased by the Bank, which boosted the interest income item by EUR 109.0 mln;

•	financial liabilities measured at amortised cost mainly refer to deposits with the counterparty CDP amounting to EUR 920.6 mln and Invitalia amounting to EUR 511.8 mln, which account for EUR 30.3 mln and EUR 9.9 mln of interest expense, respectively;

•	the fee and commission income refer, in addition to the distribution contract with Anima (associate in the MEF scope,) to the support activities for the State securities placement auctions carried out by the Bank;

•	profit (loss) from other assets and liabilities measured at fair value through profit or loss mainly relate to capital losses on units of the Fondo Italiano di Investimento;

•	operating costs are almost entirely attributable to postage and shipping costs.

Finally, specifically with regard to the transactions with direct and indirect associates included in the MEF scope, it should be noted that:

•	financial assets held for trading include securities and derivatives amounting to approximately EUR 6.3 mln;

•	financial assets measured at fair value through other comprehensive income include EUR 17.4 mln in debt securities;

•	loans and advances to customers at amortised cost include EUR 150.2 mln in loans, which generated interest income of EUR 14.6 mln;

•	financial liabilities measured at amortised cost include EUR 409.6 mln relating mainly to current accounts, which generated an interest expense of EUR 9.7 mln;

•	financial liabilities held for trading include derivative instruments amounting to approximately EUR 1.5 mln;

•	guarantees and commitments are valued at approximately EUR 631.8 mln;

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2024 ANNUAL REPORT - Notes to the separate financial statements - Part H - Related-party transactions

•	fee and commission income relates, for EUR 258.6 mln, to Anima, fee and commission expenses for approximately EUR 10.7 mln are paid to Nexi;

•	net impairment/(reversals) for credit risk relates mainly to the reversals on loans with the counterparty Gruppo PSC S.p.A. after the Bank joined the proposed arrangement with creditors.

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Part I - Share-based payments agreement

Qualitative Information

Description of share-based payments agreement

To pursue the objective of encouraging alignments of the interests of management with those of shareholders, Supervisory Provisions on remuneration and incentive policies and practices establish that at least 50% of variable remuneration provided to “identified staff” should be paid in the form of shares or associated financial instruments over a period of at least 4 years. “Variable remuneration” refers to both variable components linked to the performance or other parameters and amounts paid as incentives for the early termination of the employment relationship exceeding the amount due by law (“severance”).

In accordance with the aforementioned regulatory provisions, the Montepaschi Group has adopted annual phantom shares plans in the financial years 2017, 2020, 2021, 2022 and 202323, and annual treasury share plans in the financial years 2018 and 2019.

In the session of 11 April 2024, the Shareholders’ Meeting of the Bank approved a Phantom Shares Plan for 2024, designated exclusively to the payment of any severance or variable incentive remuneration for the staff of the Montepaschi Group. The contents and the operating procedures of these plans are included in the “Remuneration policies” posted on the web site of the Parent Company https://www.gruppomps.it/corporate-governance/assemblea-azionisti/archivio-assemblee.html.

The correspondence of the phantom shares for the Plans up to 2017 and for Plans from 2020 to 2024 do not require the material assignment of shares, but rather the payment of an amount pegged to the share value reported over time, for accounting purposes it is considered a cash settled share based payment pursuant to IFRS 2 “Share-based payments”. The debt corresponding to the amounts to be recognised will be settled in cash and accounted for at the end of the year of service; the total amount will depend on the price of the instruments representative of the capital (phantom shares) which will be measured at fair value, calculated as the best estimate of the amount due in consideration of the different conditions established by the plans, valued with regard to the fair value of the shares of the Bank assigned from year to year and the value of the Bank's shares. The estimate of the fair value of the share, at the measurement date, will not take into account any expected vesting conditions (e.g. condition of permanence in service or conditions for the achievement of results), except for market conditions. The vesting conditions should be taken into consideration by adjusting the number of assignments included in the assessment of the liability arising from the transaction; the market conditions (as with any other non-accrual-related conditions) should instead be considered in the estimate of the liabilities fair value arising from the transaction and of the related cost attributed to the Income Statement.

The 2018 and 2019 plans, providing for the assignment of shares of the Bank at the accrual time of the vesting conditions, fall within the scope of the application of the IFRS 2 accounting standard as equity settled share-based payments, in the context of which the instruments representative of the capital are attributed as an offsetting entry to an equity reserve. Within this scope, the severance cost set forth in the Plans and the corresponding increase in net equity are measured at the fair value of the shares that will be assigned; the estimate of the fair value of the share at the measurement date will not need to take into account any expected vesting conditions (e.g. condition of permanence in service or conditions for the achievement of results), except for market conditions. The vesting conditions should be taken into consideration by adjusting the number of financial instruments included in the measurement of the amount of the transaction so that the value recognised in the financial statements for the services received as a consideration for the financial instruments will be based on their number which, at the end, will actually be accrued; the market conditions should instead be considered in the estimate of the fair value of the assigned shares.

The fair value of the Phantom Shares and of the treasury shares assigned is determined – pursuant to art. 9, paragraph 4 of the Income Tax Act (TUIR) – on the basis of the arithmetic average of the MPS share prices reported in the thirty days leading up to the assignment date.

23	It should be noted that, although the characteristics and operation remain unchanged, with a view to greater alignment with market practices, the name of the synthetic instrument was changed from “Performance Shares” (name used by the Bank until 2022) to “Phantom Shares”.

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2024 ANNUAL REPORT - Notes to the separate financial statements - Part I - Share-based payments agreement

Quantitative Information

With regard to the 2016 plan, 10,688.19 of the original 32,806 deferred phantom shares were paid out during 2024 under the Deferral Plans signed with two former Executives. First, 8.19 phantom shares (corresponding to the last deferred tranche under the plan) were paid out. Second, having verified that the conditions for applying the malus mechanism were no longer met, the last two deferred shares were paid out, for a total of 10,680 phantom shares.

Therefore, as at 31 December 2024, following both the liquidations and write-offs that have occurred to date, and the reverse split of the BMPS share in the ratio of 100 to 1, which took place with the resolution of the Shareholders’ Meeting of 15 September 2022, no phantom shares remained to be liquidated in relation to the 2016 plan.

With reference to the cash-settled 2017, 2020, 2021 2022 plans and the equity-settled” 2018 and 2019 plans, neither equity instruments nor shares were ever allocated due to failure to meet the vesting conditions. Therefore, these plans have never been recognised in accounts and are not represented in the Financial Statements as at 31 December 2024.

With regard to the 2023 plan, as at 31 December 2024 disbursement by way of severance was outstanding on 44,998 phantom shares for a sum of EUR 294.0 mln, according to the terms and methods set forth in the deferral plan signed at the time of the early termination of the employment between an executive and the Bank. In addition, 479,609 phantom shares were utilised in 2024 for an amount, as at 31 December 2024, of EUR 3.1 million, intended for the incentive scheme payment pertaining to 2023. Disbursements will be made in accordance with the terms and conditions set out in the deferral plans and differentiated based on PPR cluster.

With regard to the 2024 plan envisaging incentive scheme payments and disbursements by way of severance, 68,987 phantom shares were utilised by way of severance for an amount, at 31 December 2024, of EUR 450.8 k. Disbursements will be made in accordance with the terms and conditions set out in the deferral plans upon the early termination of the employment relationship between the two executives and the Bank.

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Part M - Leasing Information

Section 1 – Lessee

Qualitative Information

In the capacity of lessee, the Bank stipulates lease agreements of properties to be primarily used for business. Therefore, these leased properties are used as branches and as spaces intended to accommodate ATMs or internal offices.

The leasing activity also includes the stipulation of leasing agreements related to residential property used by employees during transfers to other work locations.

In reality, the leasing activities of the Bank is also aimed at the need to relocate branches and offices. Particular attention is paid to the identification of the properties that are more suitable for the intended use, in line with the cost effectiveness criteria set forth by the company.

As at 31 December 2024, the Bank had approximately 1007 contracts in place in the capacity of lessee.

In addition, the Bank has contracts for motor vehicles, mainly referring to long-term leases of company cars and cars given as a fringe benefit to employees. In view of the marginal relevance of the afore-mentioned lease agreements with respect to the total values of the assets consisting of rights of use recognised in the Financial Statements pursuant to IFRS 16, no further disclosure is provided on these contract categories.

The Bank is not usually exposed to cash outflows not included in the lease liability. The exposures deriving from extension options are included in the lease liabilities since, in order to provide business continuity to the branch offices, the Bank considers the first renewal to be certain, except in special cases. The rent due on the leases is updated in line with ISTAT data. No contracts entered into as lessee falls into the other categories referred to in the standard (residual value guarantees, commitments on leases not yet operational).

In the course of 2024, a sale and leaseback transaction was concluded to enable the units of the Bank housed in the property to continue to use it.

The Bank recognises as costs:

•	short-term leases in the case of assets such as properties and technologies when the related contracts have a maximum term of twelve months and do not provide for any extension options.

•	the leasing of assets of a modest value, i.e. characterised by a value that is under five thousand euro, related mainly to cell phones.

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2024 ANNUAL REPORT - Notes to the separate financial statements - Part M - Leasing Information

Quantitative Information

Part B - “Assets” of the Notes to the Financial Statements discloses, respectively, information on rights of use acquired through leasing(Table 8.1 - Property, plant and equipment used in the business: breakdown of assets measured at cost; and Table 8.6 a - Property, plant and equipment used in the business - rights of use acquired through leasing: annual changes),while Part B - “Liabilities” discloses lease payables(Table 1.1 - Financial liabilities measured at amortised cost: breakdown of due to banks; Table 1.2 - Financial liabilities measured at amortised cost: breakdown of due to customers).

Specifically, as at 31 December 2024, rights of use acquired through leasing amount to EUR 148.1 mln (EUR 163.2 mln as at 31 December 2023), of which EUR 147.7 mln relating to property leases (EUR 162.1 mln as at 31 December 2023).

Lease payables amount to EUR 154.6 mln (EUR 168.0 mln as at 31 December 2023). Please refer to those sections for more details.

Part C of the Notes to the Financial Statements contains information on interest expense on Lease payables and other expenses relating to rights of use acquired under leasing and income from sub-leasing. Please refer to those sections for more details.

The following table shows amortisation costs for the assets comprising the right of use, broken down by the underlying asset class.

item	31 12 2024	31 12 2023
Depreciations on right of Use acquired through leasing	39,335	42,761
a) land	-	-
b) buildings	38,362	37,818
c) furniture and furnishings	-	-
d) electronic systems	-	3,631
e) other	973	1,312

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Section 2 – Lessor

Qualitative Information

The Bank executes, in its capacity as the lessor, leasing contracts of properties for business and residential use.

The properties for business use are leased to both third parties and to intragroup companies. In the latter case, the properties and spaces occupied by the administrative offices of the companies of the Group are the subject matter of these contracts.

As regards the properties for residential use, these are primarily owned flats leased to third parties.

The contracts for residential use generally have a duration of 4+4 years, while those for business use a duration of 6+6 years.

For the most part, active leases, excluding those granted to Group companies, are primarily protected by the payment of a security deposit or surety bond by the tenant, as required by current legislation. This amount can be used to repair any damage that the tenant may cause.

In addition to this, the Bank does not apply any specific contractual clause regarding the management of any risk associated with the rights held on the underlying assets.

The Bank also operates in the financial leasing market, stipulating contracts mainly for companies and offering products in the real estate, capital goods, vehicles, energy and aircraft sectors, using its own network and, at the same time, single-firm agents.

As at 31 December 2024, the Bank had approximately 17,535 contracts in its portfolio for a gross book value of EUR 2,974.1 mln, of which EUR 1,854.7 mln in the real estate leasing sector (3,577 contracts), EUR 745.1 mln in the capital goods sector (7910 contracts), EUR 194.2 mln in the vehicle sector (5,669 contracts), EUR 155.4 mln in the energy sector (286 contracts) and EUR 24.6 mln in the aviation sector (93 contracts). The value of the lease agreements executed in 2024 amounted to EUR 268 mln (1,301 contracts), down 46.6% from the previous year. The company’s performance by segment in terms of volume shows a contraction compared to the previous year for real estate (-29.5%; EUR -38 mln) for capital goods (-60.9%; EUR -162 mln), vehicles (-30.8%; EUR -29 mln), energy (-31%; EUR -4 mln) and aerospace (-87.2%; EUR -1.3 mln).

The Bank recognises financial leasing in compliance with the accounting standard IFRS 16 and classifies the transactions under financial assets measured at amortised cost.

Quantitative Information

1. Information on the balance sheet and income statement

Information on loans for leasing and assets transferred under operating leasing is provided, respectively, in Part B, Assets - Section 4 table 4.2 “Financial assets measured at amortised cost: breakdown of loans to customers” and underneath table 8.4 “Property, plant and equipment held for investment: breakdown of assets measured at fair value. For the information on interest income on loans for leasing and on other income from financial and business leasing, see, respectively, table 1.1 “Interest income and similar revenues: breakdown” and 14.2 “Other operating income”: breakdown” contained in Part C.

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2. Finance leases

2.1 Quantitative information - Financial leases

	31 12 2024	31 12 2023
	Total lease payments	Total lease payments
Time bands	receivable	receivable
Up to 1 year	735,597	828,788
from 1 to 2 years	349,770	458,561
from 2 to 3 years	401,820	502,826
from 3 to 4 years	330,322	396,122
from 4 to 5 years	401,507	451,125
over 5 years	897,322	1,102,285
Total lease payments receivable	3,116,338	3,739,707
Reconciliation with investments	3,116,339	3,739,705
Not accued gains	420,515	479,367
Unguaranteed residual values	421,373	629,803
Loans' Impairment	360,761	434,463
Finance lease	2,274,450	2,630,535

The table shows the classification by time bands of payments to be received for leasing and the reconciliation between the payments to be received and the loans for lease financing in the portfolio as at 31 December 2024. The amounts are not discounted (IFRS 16.94).

2.2 Other information

Financial lease agreements, executed with customers, allow for a risk management on the underlying assets in line with the policies of the Bank but they do not provide for repurchase agreements, guarantees on the residual value or variable payments.

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3. Operating leases

3.1 Classification by time bands of payments to be received

	31 12 2024		31 12 2023
		Total lease payments		Total lease payments
		receivable (excluding		receivable (excluding
Time bands	Year	VAT)	Year	VAT)
Up to 1 year	2024	7,286	2023	7,708
from 1 to 2 years	2025	7,036	2024	7,757
from 2 to 3 years	2026	6,854	2025	7,602
from 3 to 4 years	2027	5,966	2026	7,427
from 4 to 5 years	2028	4,973	2027	6,521
over 5 years	starting from 2029	22,496	starting from 2029	20,700
Total		54,611		57,715

The table shows the classification by time bands of payments to be received for leasing. The amounts of payments shown are not actualised.

3.2 Other information

No other information to report.

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Certification

2024 ANNUAL REPORT - Notes to the separate financial statements - Part M - Leasing Information

CERTIFICATION OF THE FINANCIAL STATEMENTS PURSUANT TO ART. 81-TER OF CONSOB REGULATION NO. 11971 OF 14 MAY 1999, AS SUBSEQUENTLY AMENDED AND SUPPLEMENTED

1.	The undersigned, Luigi Lovaglio, as Chief Executive Officer, and Nicola Massimo Clarelli, as Financial Reporting Officer of Banca Monte dei Paschi di Siena S.p.A., also having regard to art. 154-bis, paragraphs 3 and 4 of Italian Legislative Decree no. 58 of 24 February 1998, do hereby certify the:

-	appropriateness with respect to the company’s profile, and
-	effective application of the administrative and accounting procedures used in the preparation of the separate financial statements for fiscal year 2024.

2.	The verification of the adequacy and effective application of administrative and accounting procedures for the preparation of the separate financial statements during 2024 was based on methods defined by the MPS Group in line with the COSO model, and for the IT component, COBIT, which constitute the reference framework for the internal control system generally accepted internationally.

3.	It is also certified that:

3.1	the separate financial statements:

-	were prepared in accordance with the international accounting standards recognised by the European Union pursuant to European Parliament and Council Regulation No. 1606/2002 of 19 July 2002;
-	are consistent with the underlying documentary evidence and accounting records;
-	are suitable to provide a true and fair representation of the capital, economic and financial situation of the issuer.

3.2	the Report on Operations includes a reliable analysis of the trends and results of operations as well as of the position of the issuer, together with a description of the main risks and uncertainties to which it is exposed.

Siena, 6 March 2025

Signed by	Signed by

On behalf of the Board of Directors	The Financial Reporting Officer

The Chief Executive Officer	Nicola Massimo Clarelli

Luigi Lovaglio

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Independent Auditors’ report
on the financial statements

BANCA MONTE DEI PASCHI DI SIENA

Independent auditor’s report

in accordance with article 14 of Legislative Decree No. 39 of 27 January 2010 and article 10 of Regulation (EU) No. 537/2014

To the Shareholders of

Banca Monte dei Paschi di Siena SpA

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Banca Monte dei Paschi di Siena SpA (the “Bank”), which comprise the balance sheet as of 31 December 2024, the income statement, statement of comprehensive income, statement of changes in equity, cash flow statement for the year then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the financial statements give a true and fair view of the financial position of the Bank as of 31 December 2024, and of the results of its operations and cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/05 and article 43 of Legislative Decree No. 136/15.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISA Italia). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of this report. We are independent of the Bank pursuant to the regulations and standards on ethics and independence applicable to audits of financial statements under Italian law. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

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Key Audit Matters	Auditing procedures performed in response to key audit matters

Valuation of loans to customers measured at amortised cost

Notes to the financial statements:

Part A – Accounting policies;

Part B – Information on the balance sheet, Section 4 – Financial assets measured at amortised cost;

Part C – Information on the income statement, Section 8 – Net impairment (losses) /reversals for credit risk;

Part E – Information on risks and hedging policies, Section 1 – Credit risk.

Loans to customers as at 31 December 2024 represent the predominant part of line item 40 b) “Financial assets measured at amortised cost – loans to customers” which shows a balance equal to Euro 87,632 million, corresponding to 72 per cent of the total assets of the financial statements.

Net impairment losses on loans to customers recognised in the year amounted to Euro 361 million (line item 130 a) in the income statement).

Special attention was paid to the valuation of the above-said loans as part of the audit because of the materiality of the value of loans in relation to the financial statements, as a whole, as well as because the related impairment losses consist of estimates made by the directors which incorporate elements of subjectivity and complexity related to the complex valuation processes, methods and assumptions utilised.

The use of significant assumptions in the estimation processes specifically regards, beside the verification of the significant increase in credit risk for the allocation of the portfolios to the various risk stages, the determination of parameters used in the models to calculate the expected loss on a collective basis and, for loans being assessed on an individual basis, the estimation of the expected future cash flows

In performing the audit, we considered the internal control system relevant to the preparation of the financial statements in order to design audit procedures that were appropriate in the circumstances.

In order to address this key audit matter, the following main activities were performed also with the support of PwC network experts:

•	understanding, evaluation and verification of the operating effectiveness of relevant controls over the IT systems and applications used;

•	understanding and evaluation of the design of relevant controls as part of the monitoring, classification and valuation of loans and testing of the operating effectiveness of such controls;

•	understanding and verification of the appropriateness of policies, procedures and models used to measure the significant increase in credit risk, for the allocation of the portfolios to the various risk stages and for measuring the expected loss both on an individual and collective basis, taking also into account the results of backtesting implemented by the Bank;

•	understanding and verification of the methods used to determine the main estimation parameters in the context of the models used to measure the expected loss on a collective basis, taking into account the adjustments made during the year to the models already used. We also verified the methods to determine management overlays, which were required to take

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related to timing and the realisable value of the underlying guarantees, if any.

Furthermore, these estimation processes were also impacted by the change and update of the management overlays which were required to take into account any potential worsening of credit risk linked to the current and future economic and financial risks and uncertainties, including climate-environmental risks that are not currently factored in the models in use.

into account any potential worsening of credit risk linked to the current and future economic and financial risks and uncertainties, including climate-environmental risks that are not currently factored in the models in use, in order to assess their reasonableness;
•	verification, on a sample basis, of the reasonableness of the classification among performing loans (stage 1 and stage 2) and non-performing loans (stage 3) based on the available information on the status of the borrower and other pieces of information available, including external information;

•	verification of the correct application of the measurement criteria established for loans classified as performing (stage 1 and stage 2), of the completeness and accuracy of the model input data used to determine the expected loss on a collective basis;
•	with specific regard to non-performing loans (stage 3), taking into account the financial statement classification according to the categories under the applicable regulatory framework and the currently assumed recovery scenarios (sale or internal recovery), for loans assessed on an individual basis, we checked, on a sample basis, the reasonableness of the assumptions made to estimate the expected credit loss with particular reference to the identification and quantification of the expected future cash flows from the recovery activities, to the evaluation of the guarantees backing these exposures and to the estimate of the recovery times;

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Key Audit Matters	Auditing procedures performed in response to key audit matters

•	for non-performing loans valued on a collective basis, we verified the correct determination of the main estimation parameters within the model used, as well as the completeness and accuracy of the model input data;
•	benchmark analysis procedures on the customer loan portfolio and related coverage levels and analysis of the most significant fluctuations, taking into consideration loss forecasts within and outside the Bank (such as the Financial Stability Report issued by the Bank of Italy) and discussing the most significant changes and the elements characterizing the loan portfolio with management;
•	critical reading of the minutes of the corporate governance bodies and the correspondence with the Supervisory Authorities;
•	performance of audit procedures on subsequent events as at the reporting date;
•	acquisition of specific written representations from management;
•	check of the completeness and adequacy of the disclosures provided in accordance with the provisions of international accounting standards, the applicable regulatory framework, as well as with the notices and recommendations issued by the Supervisory Authorities and standard setters.

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Key Audit Matters	Auditing procedures performed in response to key audit matters

Evaluation of legal risks

Notes to the financial statements:

Part A – Accounting policies;

Part B – Information on the balance sheet, Section 10 – Provisions for risks and charges;

Part C – Information on the income statement, Section 11 – Net provisions for risks and charges;

Part E – Information on risks and hedging policies, Section 5 – Operational risks.

The Bank is exposed to civil disputes and to the effects of rulings due to criminal proceedings, with reference to the financial information publicly disseminated in the period from 2008 to 2015, for which the damages requested remain significant, despite the positive outcome of certain civil and criminal judgements related thereto.

Furthermore, the Bank is exposed to risks linked to representations and warranties given in the disposal and derecognition of non-performing loans.

Net provisions for risks and charges amounted in the year to positive Euro 65 million (line item 170 b) in the income statement) of which Euro 154 million related to new provisions in the year and Euro 89 million related to reversals.

The evaluation process of these legal risks that the Bank performed with the support also of its legal counsel and other external experts, with particular reference to provisions related to civil and criminal disputes deriving from information publicly disseminated in the period from 2008-2015, as well as the provisions linked to representations and warranties given in the disposal and derecognition of non-performing loans, is considered a key audit matter, for the aggregate high value of the damages requested related to these risks, as well as because estimating the associated charges requires management to make use of estimates which, by their very nature, are marked by a high degree of

In performing the audit, we considered the internal control system relevant to the preparation of the financial statements in order to design audit procedures that were appropriate in the circumstances.

In order to address this key audit matter, the following main activities were performed also with the support of PwC network experts:

•	understanding and evaluation of the design of relevant controls implemented by the Bank in relation to the management and assessment of legal risks and verification of the operating effectiveness of such controls;

•	obtainment and analysis of the written confirmation from the Bank’s legal advisors about their considerations on the evolution of the pending lawsuits, the possibility of loss, as well as the main information used;

•	analysis of the reasonableness of the directors’ assumptions for estimating provisions and reversals made, in addition to the methods and conclusions included in the reports prepared by the external experts engaged by the Bank;
•	performance of procedures to validate the completeness and accuracy of the data used to determine the provisions for risks and charges;
•	critical reading of the minutes of the corporate governance bodies and the correspondence with the Supervisory Authorities;

•	performance of audit procedures on subsequent events as at the reporting date;

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subjectivity.

•	acquisition of specific written representations from management;
•	verification of the completeness and adequacy of disclosures connected with the key audit matter in question, with reference also to the requirements of the applicable accounting standards.

Recoverability of deferred tax assets

Notes to the financial standards:

Part A – Accounting policies;

Part B – Information on the balance sheet, Section 10 – Tax assets and liabilities;

Part C – Information on the income statement, Section 19 – Tax (expense)/recovery on income from continuing operations.

As of 31 December 2024, the Bank recorded Euro 2,069 million in the asset line item 100 “Tax assets" for net deferred tax assets ("DTA") related to tax losses that cannot be converted into tax credits and other deductible temporary differences, whose recoverability depends on the availability of taxable income in the future.

The line-item 270 of the income statement “Tax (expense)/recovery on income from continuing operations” amounted to Euro 524 million, largely due to the positive effect of the measurement of DTAs equal to Euro 987 million.

The assessment of the recoverability of these assets is a key audit matter because they are significant in value with respect to the financial statements, taken as a whole, and because their valuation is based on an estimation process (probability test), which entails using assumptions and parameters, considering their very nature, that include a high degree of subjectivity.

Specifically, the aforesaid estimation process relies on prospective income statement projections of the Bank, consistent with the 2024-2028 Group Business Plan approved by the Board

In performing the audit, we considered the internal control system relevant to the preparation of the financial statements in order to design audit procedures that were appropriate in the circumstances.

Specifically, in order to address this key audit matter, the following main activities were performed, also with the support of PwC network experts:

•	understanding and evaluation of the process and methodology adopted by the directors to carry out the probability test;

•	check of the consistency of the methodology adopted with the provisions of the applicable international financial reporting standard, taking into account professional practices, as well as the notices and recommendations of the Supervisory Authorities and standard setters;
•	assessment, including through a check of external data, where available, of the reasonableness of the main qualitative and quantitative assumptions (revenue flows, discount and growth rates) and of the different types of deductible temporary differences based on the applicable tax legislation, used to prepare the probability test;

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Key Audit Matters	Auditing procedures performed in response to key audit matters of Directors of the Bank on 5 August 2024, which must be supplemented by valuation assumptions such as (i) the determination of taxable income that is expected to be realised in the time-period considered for the recovery of DTAs, (ii) the growth rates used for the projection of future taxable income and the probability that there will be future taxable income, (iii) the extent of the foreseeable time-period for the recovery of DTAs, (iv) the correct interpretation of the applicable tax legislation.

•	analysis of the reasonableness of the Bank prospective income statement projections used and verification of the consistency with the 2024-2028 Group Business Plan;
•	verification of the mathematical accuracy of calculations underlying the probability test and the correctness of the calculations performed;

•	critical reading of the minutes of the corporate governance bodies and the correspondence with the Supervisory Authorities;

•	acquisition of specific written representations from management;
•	check of the completeness and adequacy of disclosures provided by the directors in the notes to the financial statements in accordance with international financial reporting requirements and the applicable regulatory framework, as well as with the notices and recommendations issued by the Supervisory Authorities and standard setters.

Responsibilities of the Directors and the Board of Statutory Auditors for the Financial Statements

The directors are responsible for the preparation of financial statements that give a true and fair view in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/05 and article 43 of Legislative Decree No. 136/15 and, in the terms prescribed by law, for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

The directors are responsible for assessing the Bank’s ability to continue as a going concern and, in preparing the financial statements, for the appropriate application of the going concern basis of accounting, and for disclosing matters related to going concern. In preparing the financial statements, the directors use the going concern basis of accounting unless they either intend to liquidate the Bank or to cease operations, or have no realistic alternative but to do so.

The board of statutory auditors is responsible for overseeing, in the terms prescribed by law, the Bank’s financial reporting process.

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Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with International Standards on Auditing (ISA Italia) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of our audit conducted in accordance with International Standards on Auditing (ISA Italia), we exercised our professional judgement and maintained professional scepticism throughout the audit. Furthermore:

•	We identified and assessed the risks of material misstatement of the financial statements, whether due to fraud or error; we designed and performed audit procedures responsive to those risks; we obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
•	We obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control;

•	We evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors;
•	We concluded on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern;

•	We evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicated with those charged with governance, identified at an appropriate level as required by ISA Italia, regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provided those charged with governance with a statement that we complied with the regulations and standards on ethics and independence applicable under Italian law and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate the related risks, or safeguards applied.

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From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We described these matters in our auditor’s report.

Additional Disclosures required by Article 10 of Regulation (EU) No. 537/2014

On 11 April 2019, the shareholders of Banca Monte dei Paschi di Siena SpA engaged us to perform the legal audit of the stand-alone and the consolidated financial statements for the years ending 31 December 2020 to 31 December 2028.

We declare that we did not provide any prohibited non-audit services referred to in article 5, paragraph 1, of Regulation (EU) No. 537/2014 and that we remained independent of the Bank in conducting the statutory audit.

We confirm that the opinion on the financial statements expressed in this report is consistent with the additional report to the board of statutory auditors, in its capacity as audit committee, prepared pursuant to article 11 of the aforementioned Regulation.

Report on Compliance with other Laws and Regulations

Opinion on compliance with the provisions of Commission Delegated Regulation (EU) 2019/815

The directors of Banca Monte dei Paschi di Siena SpA are responsible for the application of the provisions of Commission Delegated Regulation (EU) 2019/815 concerning regulatory technical standards on the specification of a single electronic reporting format (ESEF - European Single Electronic Format) (hereinafter, the “Commission Delegated Regulation”) to the financial statements as of 31 December 2024, to be included in the annual report.

We have performed the procedures specified in auditing standard (SA Italia) No. 700B in order to express an opinion on the compliance of the financial statements with the provisions of the Commission Delegated Regulation.

In our opinion, the financial statements as of 31 December 2024 have been prepared in the XHTML format in compliance with the provisions of the Commission Delegated Regulation.

Opinions and statement in accordance with article 14, paragraph 2, letters e), e-bis) and e-ter) of Legislative Decree No. 39/10 and with article 123-bis, paragraph 4, of Legislative Decree No. 58/98

The directors of Banca Monte dei Paschi di Siena SpA are responsible for preparing a report on operations and a report on the corporate governance and ownership structure of Banca Monte dei Paschi di Siena SpA as of 31 December 2024, including their consistency with the relevant financial statements and their compliance with the law.

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We have performed the procedures required under auditing standard (SA Italia) No. 720B in order to:

•	express an opinion on the consistency of the report on operations and of the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98, with the financial statements;
•	express an opinion on the compliance with the law of the report on operations and of the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98;

•	issue a statement on material misstatements, if any, in the report on operations and in the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98.

In our opinion, the report on operations and the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98 are consistent with the financial statements of Banca Monte dei Paschi di Siena SpA as of 31 December 2024.

Moreover, in our opinion, the report on operations and the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98 are prepared in compliance with the law.

With reference to the statement referred to in article 14, paragraph 2, letter e-ter), of Legislative Decree No. 39/10, issued on the basis of our knowledge and understanding of the company and its environment obtained in the course of the audit, we have nothing to report.

Florence, 24 March 2025

PricewaterhouseCoopers SpA

Signed by

Marco Palumbo

(Partner)

As disclosed by the Directors, the accompanying financial statements of Banca Monte dei Paschi di Siena SpA constitute a non-official version which is not compliant with the provisions of the Commission Delegated Regulation (EU) 2019/815. This independent auditor’s report has been translated into the English language solely for the convenience of international readers. Accordingly, only the original text in Italian language is authoritative.

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Report of the Board of

Statutory Auditors

BANCA MONTE DEI PASCHI DI SIENA

REPORT OF THE BOARD OF STATUTORY AUDITORS TO THE GENERAL SHAREHOLDERS’ MEETING CALLED TO APPROVE THE FINANCIAL STATEMENTS OF BANCA MONTE DEI PASCHI DI SIENA SPA, FOR THE YEAR ENDED ON 31 DECEMBER 2024 DRAWN UP IN ACCORDANCE WITH ARTICLE 2429, SECOND PARAGRAPH OF THE ITALIAN CIVIL CODE AND ARTICLE 153, FIRST PARAGRAPH OF ITALIAN LEGISLATIVE DECREE NO. 58 OF 24 FEBRUARY 1998

Contents

1.	Activities of the Board of Statutory Auditors

1.1	- Results of the audit activities conducted by the Board of Statutory Auditors

1.2	- Mandatory opinions, comments/determinations, considerations and proposals issued by the Board of Statutory Auditors

2.	Comments on compliance with the principles of proper administration

2.1	- Significant transactions and events

2.2	- Intra-group transactions, with related, atypical or unusual parties and falling within the obligations of banking representatives

3.	Supervisory activities

3.1	- on the adequacy of the internal control system

3.2	- on the adequacy of the organisational structure

3.3	- on the administrative accounting system

3.4	- on the statutory accounting audit

3.5	- on the financial reporting process

4.	Supervisory activities of Sustainability Reporting

5.	Remuneration policies

6.	Other information

6.1	- Relations with subsidiaries

6.2	- Audits by Supervisory Authorities

6.3	- Complaints and petitions

6.4	- Corporate governance and the Corporate Governance Code

6.5	- Mediobanca Public Exchange Offer

Conclusions

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Dear Shareholders,

During 2024, the global economy was strongly affected by the escalation of international tensions that influenced the dynamics of world trade, characterised by the continued recomposition of global inflation and the start of monetary easing by the main Authorities, albeit with differentiated rates of intervention.

In the scenario described, in which Italy has seen its economic growth gradually slow down, your Bank has improved its operating performance with rising revenues and maintaining effective control over operating costs.

The excellent profitability and the confirmation of capital strength allow the Directors to propose the distribution of dividends of more than EUR 1 billion, for which the ECB removed the prior authorisation requirement with its SREP letter of 10 December 2024.

In 2024, the Bank approved the 2024-2028 Business Plan with an update of the financial targets, following the surpassing of the main targets of the previous 2022-2026 Plan, and of the strategic guidelines to strengthen the positioning of a “Clear and Simple Commercial Bank” through a digital-driven transformation and an increasing specialisation of the service model for households and businesses.

The Ministry of Economy and Finance (MEF), through two separate Accelerated Bookbuilding transactions, on 26 March 2024 and 13 November 2024, further progressively reduced its stake in the Bank to its current shareholding of approximately 11.7% of the share capital.

As of the date of this Report, in addition to the already mentioned MEF, there are significant shareholders: Delfin Srl with 9.78%, Gruppo Francesco Gaetano Caltagirone with 5.026%, Banco BPM Spa with 5.003% and Anima Holding Spa with 3.992%.

On 17 December 2024, five independent directors indicated by the MEF in the lists submitted on 27 March 2023 resigned, namely: Mr Paolo Fabris De Fabris, Ms Lucia Foti Belligambi, Ms Laura Martiniello, Ms Annapaola Negri-Clementi and Ms Donatella Visconti.

On 27 December 2024, the Board of Directors, with the approval of the Board of Statutory Auditors, appointed Mr Alessandro Caltagirone, Ms Elena De Simone, Ms Francesca Renzulli, Ms Marcella Panucci and Ms Barbara Tadolini by co-optation, pursuant to Article 2386 of the Italian Civil Code.

On 24 January 2025, pursuant to art. 102 of Legislative Decree no. 58/98 Consolidated Finance Act (TUF) and subsequent amendments and additions, the Bank announced that on 23 January 2025, it had taken the decision to promote a voluntary Public Exchange Offer pursuant to and in accordance with arts. 102 and 106 of Legislative Decree No. 58/98 concerning the total number of ordinary shares, as at the date of the announcement amounting to 833,279,689, of Mediobanca - Banca di Credito Finanziario Società per azioni.

The Financial Statements of the Parent Company BMPS show a profit for the year of EUR 1,922.9 mln and shareholders' equity of EUR 11,284.5 mln, while the Group's Consolidated Report shows a profit of EUR 1,950.6 mln and consolidated shareholders' equity of EUR 11,649.3 mln,

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respectively, before the loss and non-controlling interests of EUR 0.2 mln and EUR 0.3 mln, as analytically shown in the documents you are called upon to approve.

The Directors propose to allocate the net profit for the year 2024 as follows:

(i)	to the legal reserve in an amount equal to 10% of the accrued profit corresponding to EUR 192,289,824.17 in compliance with the provisions of Article 31 of the By-Laws;

(ii)	to the statutory reserve of an amount equal to 15% of the accrued profit corresponding to EUR 288,434,736.26, in compliance with the provisions of Article 31 of the By-Laws;

(iii)	to the unavailable reserve of an amount equal to EUR 19,970,421.59, in compliance with the provisions of art. 6 of Italian Legislative Decree no. 38/2005;

(vi)	to the Shareholders, with the distribution of a unit dividend of EUR 0.86 for each outstanding share, eligible for the payment of dividends, for a total maximum amount of EUR 1,083,333,147.16;

(v)	to the extraordinary reserve of the remaining profit in the amount of EUR 338,870,112.53.

*       *       *

With this Report, the Board of Statutory Auditors provides the necessary information in accordance with the law, following the instructions set forth in Consob Communication no. 1025564 of 6 April 2001 and subsequent amendments and also taking into account the rules of conduct recommended by the National Council of Chartered Accountants (Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili - CNDCEC), recently amended and in force since 1 January 2025.

This Report, referring to the separate financial statements, also takes into account certain aspects discussed more extensively in the consolidated financial report, for a more complete analysis.

As required by the regulations, the activity of the Board of Statutory Auditors also extended to the Sustainability Report, which is included in the Report on Operations to the Consolidated Financial Statements and is described in this Report in section 4.

1. Activities of the Board of Statutory Auditors

It should be noted in advance that the Shareholders' Meeting, on 20 April 2023, had confirmed Mr Enrico Ciai as Chairman of the Board of Statutory Auditors also for the 2023-2025 mandate, to appointed Ms Lavinia Linguanti and Mr Roberto Serrentino as Standing Auditors and Ms Piera Vitali and Mr Pierpaolo Cotone as Alternate Auditors.

With reference to the aforementioned appointments, to be noted is the resignation presented first by Ms Piera Vitali, Alternate Auditor (2/5/2023) and, subsequently, by Mr Roberto Serrentino, Standing Auditor (15/5/2023).

Following the latter's resignation, on 15 May 2023, Alternate Auditor Mr Pierpaolo Cotone succeeded Mr Serrentino as Standing Auditor.

On 11 April 2024, the Shareholders' Meeting integrated the composition of the Board of Statutory Auditors by appointing Mr Giacomo Granata as Standing Auditor and Ms Paola Lucia Isabella Giordano as Alternate Auditor. On the latter date, Mr Pierpaolo Cotone, who had previously, as mentioned, taken over as Standing Auditor, returned to the position of Alternate Auditor.

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This Report also refers to the oversight activities carried out by the Control Body in office during the period from 1 January to 11 April 2024.

The Board of Statutory Auditors in office then proceeded to examined, as the competent body pursuant to Ministerial Decree 169/20, the suitability and requirements of the new members for the performance of their duties, as well as carried out the necessary interlocking checks and forwarded the results to the Supervisory Authority.

This process ended with the positive assessment of the ECB, which transmitted its decision on 12 September 2024.

Throughout the entire course of the 2024 financial year, the Board of Statutory Auditors has fulfilled its institutional duties by holding a total of 43 meetings1, properly convened and formed, protecting against any situations of conflict of interest, without exception.

In particular, the Control Body in office until 11 April 2024 held 23 "meetings1"; the Board of Statutory Auditors in its current composition, as determined by the Shareholders' Meeting of 11 April, held 20 "meetings1" of which 1 was held remotely.

This Board of Statutory Auditors also participated in the only Shareholders' Meeting held during the year, all 14 meetings of the Board of Directors and those of the Board committees, constituted and operating according to the reference regulations.

On the occasion of the Board of Directors' meetings, the Statutory Auditors, inter alia, had the opportunity to review the reports containing the mandatory quarterly information required by law and the By-Laws.

From the start of the year until the date on which this Report was filed, 23 meetings were held1, of which 9 were held remotely.

The Statutory Auditors also participated in the 'Board Induction' training programme for all members (Directors and Statutory Auditors) on the following topics: "Corporate Governance in Banks", "Sustainability Governance and the Evolution of Sustainability Reporting", "Credit Risk Models", "ICAAP ILAAP with a focus on Pillar 2 Risks", "Bank and Group Product Catalogue - Products Oversight Governance", "Transactions with Related Parties and Connected Persons", "Remuneration Policies", "Banking Transparency", "The Risk Identification Process", "Capital Requirements Regulation 3 - CRR3", "The AML Self-Assessment Process", "Cybersecurity" and "Regulatory Framework of Banking Union Credit Institutions".

When expressly indicated by rules, the Board of Statutory Auditors has issued the mandatory opinions. In addition, it has provided specific considerations, observations and comments and has formulated proposals on issues as required by Supervisory Authorities, both domestic and European (refer to section 1.2).

In the above-mentioned ordinary meetings, normally held in connection with the Board of Directors' meetings, the Heads of the Control Functions and their collaborators regularly attend,

1 “Meetings” refers to meetings and/or the issuance of mandatory opinions, observations/determinations and considerations of the Board of Statutory Auditors, as further detailed in paragraph 1.2.

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who are in charge of monitoring the matters to be examined so as to ensure the necessary in-depth examination of the topics, dealing with the information flows forwarded to the Control Body with the established periodicity.

During these meetings, meetings have also been assiduously held with other head office units, both to inform them more directly about the areas of attention that have arising from time to time in performing the supervisory activities of the Board and the Control Functions, and to be informed by them, each for the aspects falling within their areas of competence, on the implementation of the agreed improvement/corrective actions, or on updates on the remedial activities implemented.

Further topics of specific interest to the Board of Statutory Auditors in the performance of its supervisory activities or in order to issue, where applicable, opinions, observations, considerations and proposals were discussed with the same Managers and the Heads of the Control Functions.

Particular attention was paid to the new 2024-2028 Business Plan, the development of which was deemed appropriate by the Directors in light of the results achieved and the evolution of the macroeconomic context. This Plan aims to create a Bank ready for the future, capable of satisfying the needs and evolution of customers, through a process of business and technological innovation supported by a broad investment plan, making full use of the Bank's resources, further improving the sustainability of the business, strengthening the Balance Sheet and focusing on distribution and value creation for all the Bank's stakeholders.

The Statutory Auditors also actively participated in the preparatory work for the definition of this Plan during 3 off-site meetings held for this purpose.

In this context, specific importance was attributed by the Board of Statutory Auditors to the punctual follow-up of new projects launched during the year as they were considered enabling factors of the aforementioned Business Plan (such as the IT/IS Plan), or of initiatives necessary to ensure the Bank's full compliance with Supervisory expectations or regulatory developments aimed at laying the foundations for harmonising and strengthening the Bank's operational and digital resilience (PERDAR/RDARR and DORA).

There was constant monitoring by the Control Body of the activities carried out by the Supervisory Authorities, in particular with the process of following up on the SREP Decision notified by the ECB during the year and the consequent actions taken by the Bank.

Considerable efforts were devoted to monitoring the remedial actions identified and implemented by the competent Functions in order to achieve the concrete overcoming of the findings formulated by the Supervisory Authorities.

A similar and continuous follow-up was implemented on the timely and effective resolution of the gaps found by the Control Functions in the course of their own verification activities, duly and constantly reported to the Board of Statutory Auditors at agreed intervals.

During the year, the Control Body also held meetings with the Supervisory Authorities, which conducted specific audits at the Bank (AML and OSI Credit), and a meeting with the Joint Supervisory Team (JST) as part of their ordinary discussions.

Direct audits were also carried out, with the assistance of the Audit Function, which are described in more detail later in this Report.

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The minutes of the Board of Statutory Auditors that give an account of the aforementioned activities, in relation to the various areas dealt with, were sent, when foreseen or deemed appropriate, to the attention of the Chairman of the Board of Directors and the Chief Executive Officer/General Manager also in his capacity as Director in charge of the internal control and risk management system and, for the aspects strictly within his competence, were also sent to the Chairmen of the board Committees.

For the purpose of supervising the financial reporting processes, the Board of Statutory Auditors met on a regular basis with both the Financial Reporting Officer and the Independent Auditors PricewaterhouseCoopers Spa (PwC) appointed for the nine-year period 2020-2028; with the latter to allow in particular the usual exchange of information, as provided for in Article 150 of Legislative Decree No. 58/98 (TUF).

With reference to the auditing of the accounts, we note, in particular, the Proposal that this Board of Statutory Auditors, after the end of the financial year, formulated to the Board of Directors concerning the request of PwC for the integration of the fees inherent to additional and supplementary auditing activities with respect to the statutory auditing services, at the time included in the initial Proposal for the appointment approved by the Bank’s Shareholders' Meeting on 11 April 2019. These are additional activities that involved a greater commitment for the Independent Auditors, connected with the need to ensure alignment with the new sustainability obligations introduced by the Corporate Sustainability Reporting Directive (CSRD) 2022/2464, implemented in Italy with Legislative Decree no. 25/24.

These activities entailed total costs of EUR 210,000 for 2024 and forecast costs of EUR 130,000 for each of the following years until 2028 (plus VAT and Consob contribution).

Lastly, it notes that the same auditing firm will no longer be paid the fees for the limited audit of the DNF pursuant to Legislative Decree No. 254 of 30 December 2016 (approximately EUR 44,000) envisaged by the aforementioned Initial Proposal approved by the Shareholders' Meeting in 2019.

The Chairman of the Board of Directors will report on these activities and the resulting increase in fees at the Shareholders' Meeting called to approve the Financial Statements for the year ended 31 December 2024.

As required by art. 151 of Italian Legislative Decree no. 58/98 and the Supervisory Instructions of the Bank of Italy, specific meetings were held with the Boards of Statutory Auditors of the main subsidiaries in order to exchange information on the activities carried out as specified in paragraph 6.1 below.

There was a similar, proactive exchange of information with the 231/01 Supervisory Body, which it met with regularly throughout the year for discussions on topics of reciprocal interest.

1.1 Result of the audit activities conducted directly by the Board of Statutory Auditors

Direct audits carried out by the Board of Statutory Auditors

As part of the overall activities carried out by the Board of Statutory Auditors to perform the supervisory tasks required by the reference regulations, the audits carried out during the year,

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mainly with the collaboration of the Internal Audit Function, as well as the other Control functions, are of major importance.

Specifically, these are audits falling within the broader context of the Audit Plan, which respond to the necessity of the Board of Statutory Auditors to directly investigate the issues that year by year are considered of greater importance and of primary interest.

For 2024, 14 audits were carried out with the assistance of the Chief Audit Executive (CAE) Department, which allowed for an in-depth examination of specific areas, deemed particularly significant by the Board of Statutory Auditors, related to the following processes:

-	Credit (no. 4): Credit File Review 1S24; Credit File Review UTP; Assurance NPE Strategy; Credit Portfolio Management 2024;

-	Data Governance (no. 2): OSI 198380 Credit Risk - Recommendation #11-Data Quality-Loan data Tape; Data Quality AIRB;

-	Commercial Business processes and support (no. 4): POG on banking products for retail customers: implementation and deliberation; Foreign Credit Transfer Management (Fruendo); IT project management expenses; ATM management (Nexi);

-	ICT and Logical Security (no. 2): Penetration Testing from within the corporate network; Technology obsolescence governance and management;

-	Transparency (no. 1): Management of FAD cheques for reimbursements of the transparency remedy plan;

-	Combating money laundering and terrorist financing (no. 1): Countering the Financing of Terrorism.

On the sidelines of the aforementioned audit activities, in line with the usual four-level rating scale with increasing criticality "R1-Green", "R2-Yellow", "R3-Orange" and "R4-Red", substantially positive judgements were given: "R1-Green" and "R2-Yellow", with reference to 3 and 9 interventions respectively. For the remaining 2 interventions, considering their type (asseveration activities on OSI 198380 Credit Risk and Penetration Testing from within the company network) no judgement was given.

In this regard, compared to last year, there was an improvement in the overall results of the audits of the type, which, as mentioned above, recorded ratings on the positive end of the assessment scale.

When the above-mentioned audits were completed, the concerning elements identified were appropriately shared with the respective owner Functions for the development of the ensuing remedial actions, subject to the usual monitoring by the Audit Function. The implementation of these actions is also the purpose of systematic monitoring carried out by this Control body, through a precise analysis of the special reports and plans prepared and made available for this purpose (Quarterly report, Gap Execution plan).

Focus on Credit risk

In continuity with previous years, also for 2024, the Board of Statutory Auditors paid particular attention to the governance and development of lending activities, which represents the Group's core business and main risk component; this is with a view to gaining insight into the adequacy of

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systems and procedures to ensure effective credit risk management, in line with the targets defined in the lending strategies approved by the Board of Directors (29 February 2024).

The supervisory action of the Board of Statutory Auditors, therefore, concerned all the activities and initiatives developed by the Bank in order to ascertain their alignment with the same lending strategies as well as with the expectations of the Regulators, reiterating the need to pursue a careful supervision and monitoring of exposures on an ongoing basis in order to ensure consistency over time between the characteristics of the counterparty and its classification/assessment, identifying in a timely manner the positions that show signs of deterioration and thus guaranteeing the containment of the cost of credit and the flow of defaults.

Specific analyses and reflections were conducted on the impacts deriving from the broader external, socio-economic and geopolitical context, where the evolution of macro-economic variables (inflation, interest rates, growth, industrial production) and the related underlying risks could affect the ability of the Group's customers to honour their commitments and consequently determine a significant deterioration in credit quality.

In this context, the management actions identified by the competent Functions of the Bank to ensure the regular progress of the process of implementation and strengthening of the overall control system on credit risk, in line with the reference legislation as well as with the indications and expectations of the Supervisory Authority which, on several occasions, has taken the opportunity to emphasise the importance to be attributed to the prevention and management of situations of difficulty of companies and individuals, as well as to the evaluation of guarantees, public and real estate, and to the integration of climate and environmental risks in credit management. In this last regard, in fact, the particular attention paid to climate risks and those linked to environmental transition is noteworthy, with the aim of accelerating the process of integrating the demands of the regulator and the market into ordinary strategies in line with the commitments undertaken by the Group within the NZBA (Net-Zero Banking Alliance).

The Board of Statutory Auditors obtained further details on the evolution of the overall activities and initiatives carried out for this purpose, including the development and analysis processes aimed at monitoring credit risk, during the systematic meetings held throughout the year with both the business and control functions. Reference is made, inter alia, to the meetings held with the Chief Lending Officer (CLO), mainly aimed at reviewing and commenting on the evolution of credit aggregates and the trend of performance indicators, and to the meetings held with the Chief Risk Officer (CRO) more focused on the quantitative aspects of risk measurement and related models.

Moreover, the main changes characterising lending activities were also analysed together with the Financial Reporting Officer, as well as with the independent auditors, in order to also acquire the results emerging from the respective control activities on the subject.

Lastly, as a third level of control, there are the audits conducted by the Audit Function at the level of both process and peripheral territorial structures, also including the asseveration activities required by the Supervisory Authorities and the so-called "single name " analyses (Credit File Review), aimed at examining a sample of selected files to determine their correct administrative classification.

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Furthemore, starting from the fourth quarter of 2024, in addition to the individual "one-to-one" meetings with the Heads of the above-mentioned Functions involved in the credit process in various capacities, the Board of Statutory Auditors introduced the practice of a joint meeting with the same Managers, to be held at least quarterly, in order to develop synergies and moments of coordination and collaboration between the Functions themselves; the first meeting of the species, held on 15 October 2024, was followed by the one on 18 February.

The objective pursued is to share together the areas of improvement and the most significant risk elements that have emerged in the course of the respective activities carried out, verifying their effective implementation by the owner Functions, at the same time taking stock of the regular evolution of the initiatives resulting from the resolution of findings raised by the Supervisory Authorities as a result of inspections carried out by the same Authorities or responding to specific indications and/or recommendations formulated by the same Authorities in order to ensure a continuous and punctual monitoring of credit risk.

In this context, during the year the Board of Statutory Auditors was able to take note of the completion, on schedule and in line with the expected "deliverables", of all the activities included in the Action Plan defined by the competent Functions to overcome the areas of improvement identified by the ECB during the audit conducted from 21 April to 19 August 2022 on corporate and small business credit processes (OSI-2022-ITMPS-0198380). Moreover, as required by the Supervisory Authority, the effective closure of remedial actions was confirmed by the asseveration activities conducted by the Audit Function.

Some of the aforementioned audits were conducted with the assistance of this Board of Statutory Auditors, as detailed in more detail in the previous paragraph. Given the importance of the issue at hand, for the reasons already indicated, the Board of Statutory Auditors has also explicitly asked the Internal Audit Department to include specific audits on credit processes (5) in the Audit Plan 2025.

Finally, it should be noted that, from 11 November 2024 to the end of February 2025, a specific inspection activity on "Credit and Counterparty Risk" (OSI-2024-0240556) was conducted by the ECB with the aim of assessing the adequacy and effectiveness of credit risk management on the SME portfolio, with particular regard to the following areas: i) IFRS 9: Methodologies, policies and procedures for accounting staging and provisions; ii) Review of credit processes: risk identification, classification, provisioning and collateral management; iii) Follow-up of previous OSI 2022 findings (#finding releases closed on 30 June 2024). The same inspection also covered a specific Credit File Review (CFR), in relation to which a sample of credit positions (performing and non-performing) referring to 30 June 2024 was examined.

The Board of Statutory Auditors, in line with the requests made by the Inspection Team, made available the minutes of its meetings as of September 2022 and held a special meeting with the same Inspection Team (15 January 2025) during which it illustrated the systematic monitoring activity conducted in the credit area that gradually covered all the analysis components associated with the process itself. The inspectors provided the general, albeit partial, picture that had emerged from the investigations conducted up to that date. The inspections were, in fact, completed at the end of February 2025 and the final inspection report is expected within the first half of this year.

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For more details, please refer to the specific section on “Audits by Supervisory Authorities” (paragraph 6.2).

Focus on Business Plan 2024-2028 and IT/IS Strategic Plan 2024-2028

In 2023, Banca MPS achieved, ahead of schedule, the main economic and financial KPIs (Key Performance Indicators) defined in the 2022-2026 Strategic Plan, launching a series of initiatives that laid the foundations for further improvements in performance over time; in light of the results already achieved and the evolving macroeconomic environment, it was deemed appropriate to develop a new Strategic Plan.

In 2024, therefore, the Board of Directors of the Parent Company (5 August 2024) approved a new Business Plan for the period 2024-2028, “A Clear and Simple Commercial Bank Revolving Around Customers, Combining Technology With Human Touch”, which targets a Bank capable of successfully satisfying evolving customer demands through a process of corporate and technological innovation supported by a broad investment plan, fully leveraging talent, further improving business sustainability, strengthening financial statements and focusing on the distribution and creation of value for all stakeholders.

The aforementioned Plan was accompanied by the Multi-Year Liquidity and Funding Plan, which defines the guidelines for the Group's liquidity and funding management activities with a multi-year time horizon, in support of the development and objectives outlined in the Plan and consistent with the levels of capital adequacy and liquidity indicated therein.

The Plan is also integrated with the IT/IS Strategic Plan, to oversee the evolution of Information Technology (IT) and Information Security (IS), which is an update of the IT and IS Strategic Plan 2024-26, which in turn incorporates the contents of the Three-Year Logical Security Plan 2022-24, adapting them to the new corporate strategies in terms of digital evolution; the regulatory requirements from the DORA (Digital Operational Resilience Act) Regulation aimed at strengthening ICT risk management and the findings of the Cyber Resilience Stress Test are then implemented. Furthermore, the time horizon is also extended to the years 2027 and 2028, introducing new initiatives focused on the technological renewal of security infrastructures.

In particular, consistent with the above-mentioned IT/IS Strategic Plan 2024-2028, the Digital Transformation Strategy was defined - based on three macro-directives: "Development of end-to-end digital solutions", "Modernisation and scalability of applications" and "Data protection and AI/Gen AI (Generative Artificial Intelligence) algorithm development" - and the necessary project activities for its implementation. In this regard, there are nine strategic projects spread over 19 modules dedicated to the evolution of business/operating models in order to strengthen the Bank's business and technological positioning and 36 additional prescriptive projects that will be implemented in the course of 2025, in order to adapt processes and applications to support ordinary activities with the involvement of all the operational Functions concerned and with an adequate investment plan.

The guidelines and consequent strategic initiatives envisaged in the 2024-2028 Business Plan were represented in the dedicated offsite meeting sessions and in the board meetings attended by the Statutory Auditors. Further in-depth studies were then conducted by the Board of Statutory Auditors with the Company's Management during meetings with the Heads of the corporate functions involved, mainly CFO, CRO and COO, with whom specific analyses and assessments were carried out respectively on the subject of the "Funding Plan", "Capital Adequacy and

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Liquidity", Technological Development and "Digital Transformation Strategy" in support of the Strategic Plan.

On the basis of the information illustrated and made available in these venues, the Control Body was able to take note of the relevance and scope of the actions planned and the consequent investments required to enable the digital transformation and the implementation of the Plan's distinctive initiatives, reiterating the need to pay particular attention to the execution risk with reference to the objectives of the planned business actions, the digital transformation projects and the consequent evolution of the IT architecture and infrastructure, ensuring the development of the projects themselves, mainly aimed at pursuing regulatory compliance and strengthening IT security.

1.2 Mandatory opinions, comments/determinations, considerations and proposals issued by the Board of Statutory Auditors

The Board of Statutory Auditors has been asked to issue the following declarations that governing regulations and Supervisory provisions assign to its competence:

➢	Activity carried out until the date on which the Report to the Financial Statements at 31 December 2023 is filed (18 March 2023):

Mandatory opinions:

•	revision of the limits for transactions with Related Parties, as part of the broader Group Risk Appetite Statement (RAS) 2024 proposal;

•	2024 activity plan for the Audit function;

•	compliance with the requirements for the continuous use of advanced credit risk management systems (AIRB) and operational risk management systems (AMA);

•	approval of the 2023 bonus granted to the Chief Executive Officer and General Director;

•	2024 incentive scheme and phantom shares granted to the Chief Executive Officer and General Manager.

Considerations:

•	controls carried out by Internal Audit on the outsourced operating functions.

Comments/Determinations:

•	controls carried out by the Compliance, Risk Management and Audit Functions regarding the provision of investment services to customers.

➢	Activity carried out from the date on which the Report to the Financial Statements at 31 December 2023 (18 March 2023) is filed, until 31 December 2024:

Mandatory opinions:

•	report on ICAAP (Internal Capital Adequacy Assessment Process) and ILAAP (Internal Liquidity Adequacy Assessment Process);

•	Appointment of the Group Anti-Money Laundering Manager, organisational adjustment of the AML Function and updating and revocation of the Delegation of Authority pursuant to Article 36 of Legislative Decree no. 231/2007 as amended on the subject of "reporting suspicious transactions";

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•	Request for information and action by the Bank of Italy of 30 April 2024 "Investigation into unauthorised transactions and disallowances";

•	review of the plan of activities scheduled for the Audit Function for 2024;

•	appointment of the head of the Chief Risk Officer department;

•	remuneration to be paid to the members of the IT and Digitalisation Committee;

•	co-optation of five directors pursuant to Article 2386 of the Italian Civil Code.

➢	Activity carried out as of 1 January 2024 and until the date on which this Report was filed:

Mandatory opinions:

•	update of delegated powers pursuant to art. 36 of Italian Legislative Decree no. 231/2007 and subsequent amendments and integrations with regard to "notifications of suspicious transactions";

•	revision of the limits for transactions with Related Parties, as part of the broader Group Risk Appetite Statement (RAS) 2025 proposal;

•	2025 activity plan for the Audit function;

•	compliance with the requirements for the continuous use of advanced credit risk management systems (AIRB) and operational risk management systems (AMA);

•	report on ICAAP (Internal Capital Adequacy Assessment Process) and ILAAP (Internal Liquidity Adequacy Assessment Process);

•	2025 incentive scheme and phantom shares granted to the Chief Executive Officer and General Manager.

•	Additional tasks entrusted to the Independent Auditors, pursuant to Regulation (EU) No. 537/14 and Legislative Decree No. 39/10 as amended by Legislative Decree No. 135/16 connected with the Public Exchange Offer on Mediobanca Spa shares;

•	approval of the 2024 bonus granted to the Chief Executive Officer and General Director.

Considerations:

•	controls performed by Internal Audit on the outsourced operating functions.

Comments/Determinations:

•	controls carried out by the Compliance, Risk Management and Audit Functions regarding the provision of investment services to customers.

Proposals

•	request submitted by the Independent Auditors to integrate the fee for additional and supplementary auditing activities with respect to the legal audit, as previously approved by the Shareholders' Meeting (new sustainability obligations introduced by the CSRD).

2. Observations on compliance of the principles of correct administration

The Board of Statutory Auditors monitored compliance with the principles of proper administration and protection of the Bank's assets, the management of which complies with the

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law and the By-Laws, also in view of an adequate organisation of powers and the system of delegation, consistent with the Bank's dimensional, organisational and governance structure.

In the course of the 2024 financial year, the Board of Statutory Auditors received periodic information from the Directors - including by attending Board of Directors' meetings and taking part in all the Board Committees to which the Bank adheres, as well as at meetings with the Boards of Statutory Auditors of the main Subsidiaries, with the Bank's top management, with the Control Functions and with the Company appointed to perform the statutory audit - on the activities carried out and on the management actions performed by the Bank and, in light of the information available, can reasonably confirm that the transactions carried out are in compliance with the law and the By-Laws.

2.1 Significant transactions and events

The Board of Statutory Auditors has continuously monitored the most important economic, financial and asset operations carried out by the Bank, developing a process of constant and beneficial dialogue with the various corporate Functions involved, within the scope of their respective competences.

On the basis of the main evidence acquired in the performance of its duties, certain events, in addition to those described in other sections of this Report, deemed most significant that characterised the financial year 2024, as well as the first few months of 2025, have been identified and are listed below, grouped by subject and chronology. Please also refer to the Group Report on Operations prepared by the Directors for further details.

Rating assessment

In the course of 2024, the improvement in the Bank's creditworthiness, as well as the strengthening of its solvency and re-established capacity to generate profits, led the Rating Agencies (including DBRS Ratings, Moody's and Fitch) to further improve BMPS' rating.

Following the Bank's announcement on 24 January 2025 on the launch of the voluntary total exchange offer for Mediobanca shares (OPS), the rating agency Moody's upgraded the long-term outlook on the Bank's deposit and senior unsecured debt ratings from stable to positive, confirming all the Bank's ratings.

Moody's also indicated the possibility of a multi-notch upgrade, contingent on the successful completion of the transaction and improvement of creditworthiness.

On 28 February 2025, Standard Ethics raised the Bank's Corporate Standard Ethics Rating to "EE+" from the previous "EE" with confirmation of the positive outlook, highlighting a "strong integration in the corporate strategy of ESG factors that characterise the risk monitoring and management systems, as well as the Bank’s operations including lending, financing and funding.

Liquidity and Funding Strategy

With reference to the Group's liquidity and funding profile, the Board of Statutory Auditors noted the solid liquidity position with an uncommitted counterbalancing capacity of EUR 33 bn and a ratio of ECB funding to total liabilities (around 7%) already in line with the 2026 target of the new Business Plan.

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The maturity profile in the 2024-2028 time horizon is mainly represented by the ECB auctions, which, as at 31 December 2024, amounted to EUR 8.5 bn (down about 35% from 31 December 23). In the period from 2024 to 2028, the other maturities are institutional bonds, amounting to some EUR 5.8 bn to be repaid, in periodic instalments, by 2028.

In line with the objectives of the funding plan and in compliance with the MREL (Minimum Requirement for own funds and Eligible Liabilities) targets, during 2024, the Bank realised the following 4 placements for a total of EUR 2.75 bn, with requests far exceeding the actual placed:

-	March 2024, senior preferred bond of EUR 0.5 bn with a maturity of 5 years;

-	April 2024, first issue of European Covered Bonds EUR 0.75 bn;

-	July 2024, first issue of Social European Covered Bond EUR 0.75 by BMPS;

-	November 2024, senior preferred EUR 0.75 with 6-year term.

Overall, the Board of Statutory Auditors noted that, during 2024, the main liquidity ratios (Liquidity Coverage Ratio and Net Stable Funding Ratio) remained above the limitations imposed in the Risk Appetite Framework and that the liquidity stress tests conducted in the Group resulted in positive outcomes in all cases. The 2024-2028 Group Liquidity and Funding Plan will in any case require annual implementation, as appropriate, which will illustrate in greater detail the actual actions to be taken during the reference year and the authorisations to the operating structures for their implementation.

MREL Capacity

With regard to the minimum requirement of own funds and eligible liabilities (MREL), as at 31 December 2024, the Group had values that exceeded the requirements for the year: (i) MREL capacity of 28.50% in terms of TREA (Total Risk Exposure Amount) and 11.19% in terms of LRE ("Leverage ratio exposure measure"); (ii) an MREL subordination capacity of 21.24% in terms of TREA and 8.34% in terms of LRE.

By letter dated 29 November 2024, the Bank received the MREL Decision 2024 on the determination of the minimum capital requirement and eligible liabilities. The determination of the MREL, effective as of the same date, requires the Bank to meet, on a consolidated basis, an MREL of 23.59% in terms of TREA, to which must be added the Combined Capital Reserve Requirement (CBR) of 2.89% and 6.43% in terms of LRE. To these must be added the additional subordinated MREL requirements, to be met with own funds and subordinated instruments, equal to 13.99% of TREA, to which the CBR must be added, and 6.43% of LRE.

*       *     *

Overall, given the planned maturities, the Group's funding strategies, defined in line with the Risk Appetite Statement and outlined in the Funding plan, aim to maintain liquidity indicators at adequate levels, well above regulatory limits, as well as to ensure that MREL requirements are met.

Capital adequacy

On 11 December 2024, the Bank received notification of the ECB's final decision on the capital requirements to be met on a consolidated basis as of 1 January 2025, following the completion of the annual prudential review and assessment process conducted in 2024.

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The overall minimum Common Equity Tier 1 ratio (CET 1) stands at 8.78%, the sum of Pillar 1 (4.50%), Pillar 2 (1.41%) and Combined Buffer Requirement (2.87%). The Pillar 2 Capital Guidance “P2G”, set at 1.15%, is unchanged from 2024 levels.

Specifically, it is indicated that the Parent Company must maintain, effective 1 January 2025, a consolidated TSCR (Total SREP Capital Requirement ratio) level of 10.50%, unchanged compared to 1, which includes 8% as a minimum Pillar 1 requirement pursuant to Article 92 of the CRR and an additional Pillar 2 requirement of 2.50%, down from the 2024 level of 2.75%, of which at least 56.25% must be met with CET1 and at least 75% with Tier 1. Furthermore, with respect to P2G, the ECB expects BMPS to maintain, on a consolidated basis, a requirement of 1.15%, to be met entirely with Common Tier 1 capital in addition to the overall capital requirement.

In addition, as at 31 December 2024, the Group has to comply with the Systemic Risk Buffer of 1% of credit and counterparty risk-weighted exposures to Italian residents, which is to be achieved gradually by building up a buffer of 0.5% of material exposures by 31 December 2024 and the remaining 0.5% by 30 June 2025.

As of 31 December 2024, the Group's CET1 and Total Capital ratios, which include 2024 earnings, net of the amount of dividends to be distributed, were 18.3% and 20.6%, respectively (approximately +1.10% and -4.6%, respectively, compared to 31 December 2023).

Residual Commitments Related to State Aid Received in 2017 and Later Revised in 2022

As of 31 December 2024, the Parent Company was substantially compliant with the 23 Commitments, which had been undertaken by the Italian Republic in order to allow, pursuant to European Union and Italian regulations, the precautionary recapitalisation of the Bank in 2017, subsequently revised in 2022, whose monitoring was constantly followed by the Board of Statutory Auditors over the course of the various financial years.

Regarding Commitment #2 "Prohibition of Dividend Distribution" with SREP letter of 11 December 2024, ECB removed the prior authorisation requirement for dividend distribution.

With reference to Commitment #6 "The number of branches of the Bank shall not exceed 1,258 branches by the end of the year 2024", the last 53 planned branches were closed in January 2025.

In March and November 2024, the MEF finalised, in two separate transactions, the sale of its 27.5% stake in the share capital of Banca MPS and, therefore, at 31 December 2024, the MEF’s stake in Banca MPS stood at approximately 11.7% of the share capital, with the fulfilment of commitment #12.

Therefore, as foreseen in the aforementioned commitment and as officially communicated by the European Commission itself, commitments #5 (Ban on Acquisition), #9 (Remuneration of Bank employees and managers), #10 (Operating costs), #11 (Total assets target), #19(Loan to deposit ratio) and #19 (Closure of foreign branches) ceased as a consequence of the above-mentioned divestment.

Regarding Commitment #14 on the Subsidiary "Monte Paschi Banque S.A.", in December 2024 the Bank entered into a sale agreement with a private equity fund for the sale of the Subsidiary. Upon completion of the union consultation, the bank will be able to proceed with the transaction, which is expected to be finalised in the course of 2025.

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As of the Half-Yearly Financial Report to 30 June 2024, the affiliate MP Banque was classified as a discontinued operation.

During 2024, the streamlining of the investment portfolio also continued, including simplification of the structure of the Banking Group. Among the most significant transactions carried out during the year was the reaching of an agreement for the sale of the entire equity investment held in Bancomat Spa (4.32%) and the partial disposal of the shares held in Bank of Italy (commitment #18).

Significant events after the end of the 2024 financial year

Below are the significant events that occurred in the period between the reporting date (31 December 2024) and the date of approval of the Consolidated Financial Statements by the Board of Directors (6 March 2025), entirely attributable to non-adjusting events, pursuant to IAS 10, i.e. events that do not entail any adjustments to the Financial Statements, as they are the expression of situations arising after the reporting date.

Following authorisation from the Supervisory Authority and in line with the funding plan, the Bank exercised full early redemption of the following securities in the first quarter of 2025:

-	22 January 2025 subordinated Tier 2 bond of EUR 0.4 bn issued in January 2020, with original maturity 2030;

-	2 March 2025 senior bond of EUR 0.75 bn issued in September 2020, with final maturity March 2026.

On 24 January 2025, pursuant to art. 102 of Legislative Decree no. 58/98 Consolidated Finance Act (TUF) and subsequent amendments and additions, the Bank announced that on 23 January 2025, it had taken the decision to promote a voluntary total Public Exchange Offer pursuant to and in accordance with arts. 102 and 106 of Legislative Decree No. 58/98 concerning the total number of ordinary shares, as at the date of the announcement amounting to 833,279,689, of Mediobanca.

More information on this is given in paragraph 6.5.

2.2 Intra-group transactions, with related parties, atypical or unusual transactions, and those falling within the obligations of banking representatives

The Bank strictly complies with the pro-tempore regulations in force on related parties and connected persons, in order to guard against the risk that the proximity of such persons to its decision-making centres compromises the objectivity and impartiality of assessments relating to the granting of loans and the performance of other transactions with such persons.

These types of transactions are regulated within the Group by the "Group Directive on the Management of Prescriptive Compliance with Related Parties, Connected Persons and Bankers' Obligations", flanked by the "Group Regulation on the Management of Prescriptive Compliance with Related Parties, Connected Persons and Bankers' Obligations", approved by the Parent Company's Board of Directors, with the prior favourable opinions of the Related Party Transactions Committee and the Board of Statutory Auditors.

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For the purposes of the disclosure provided in the 2024 Annual Report on transactions with related parties, as of 31 December 24, the perimeter relating to the MEF (formerly the controlling shareholder) was kept unchanged, considering the Ministry's acquisition of the status of shareholder with significant influence only as of 27 December 24, following the gradual reduction of its shareholding and the consequent changes in the shareholding structure and in the composition of the Board of Directors of the Parent Company.

As part of its supervisory activities, the Board of Statutory Auditors has continuously monitored the entire process relating to the application of the aforementioned internal regulations, both through its participation in all meetings of the Related Party Transactions Committee , and through the receipt of periodic information flows directly addressed to the Control Body.

On the basis of the activities carried out in 2024, the information set out in the Annual Financial Report, the information received during meetings of the Board of Directors and that provided by the Chief Executive Officer, Management, the Control Functions, the Boards of Statutory Auditors of the Subsidiaries and PricewaterhouseCoopers Spa, as the Group's sole auditor, the Control Body had no evidence of the existence of any transactions that could be defined as atypical or unusual - i.e., those transactions whose characteristics could give rise to doubts as to the correctness or completeness of the information in the financial statements, conflict of interest, the safeguarding of corporate assets and the protection of minority shareholders - carried out by the Bank with third parties, Group Companies or related parties.

The Control Body constantly monitored, with the support of the relevant functions, compliance with regulatory and management limits; the latter, established by the Board of Directors, take on, within the Group's Risk Appetite Framework (RAF ), the value of risk tolerance and risk capacity at a consolidated and individual level on individual connected persons, which are added - with a view to preventing overruns - to the prudential limits set by Bank of Italy Circular No. 285/13.

In this regard, in January 2024, in line with the Supervisory Provisions and the Bank's internal rules, in order to ensure greater consistency with the limits on individual related parties, the Board of Directors, with the favourable opinion of this Control Body, revised the risk tolerance and risk capacity thresholds of the "Total exposure on own funds" indicator in a more prudential manner.

In February 2025, the Board of Statutory Auditors expressed a favourable opinion on the subsequent proposal to revise the RAS 2024 threshold of the Total Exposures on Own Funds indicator, intended as the total sum of all weighted exposures to Group Consolidated Related Parties/Equity Funds, put forward by the relevant Function in order to factor in a possible increase in the total exposure expected at the end of 2025 to certain Related Parties.

The Control Body also acknowledged that the perimeter of Related Parties was changed to take into account the Bank's new reference shareholders, and that the loans associated with one of them are not such as to exceed the established limits, both individually and in total.

Finally, the Board of Statutory Auditors has acknowledged that Part H of the Notes to the Consolidated Financial Report as at 31 December 2024, to which reference is made for a more in-depth analysis of such operations, includes the information concerning transactions with related parties, pursuant to art. 5, paragraph 8 of the Consob Regulation containing the provisions on transactions with related parties adopted with resolution no. 17221/2010, as amended.

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Reference should also be made to the discussion of the Mediobanca OPS and capital increase with regard to the positions of Shareholders Delfin and Caltagirone, identified on a discretionary basis as "related parties" of MPS by Consob, inasmuch as they hold an interest of more than 3% of the Bank's capital, in the context of the voluntary Public Exchange Offer for all Mediobanca ordinary shares (paragraph 6.5).

3. Supervisory activities

3.1 Supervisory activities on the adequacy of the internal control system

➢ The Internal Control System (ICS)

The Internal Control System (ICS) adopted by the Montepaschi Group comprises a set of rules, functions, structures, resources, processes and procedures which aim to ensure sound and prudent company management.

Pursuant to the Supervisory Provisions for Banks (Circular no. 285 of Bank of Italy), the Board of Statutory Auditors is tasked to supervise the "completeness, adequacy, functionality and reliability of the internal control system and of the RAF". The supervisory role of the ICS is also confirmed by the Corporate Governance Code to which the Bank has adhered, where Article 6 "Internal Control and Risk Management System" provides that "The Board of Statutory Auditors supervises the adequacy and effectiveness of the internal control and risk management system".

For the purposes of the Internal Control System, in the Group's approach all the Corporate Functions are responsible for ensuring the adequate and correct implementation and have the direct responsibility of the processes under their competence in terms of monitoring, improvement and correct operation with respect to the expected results, as well as for the management of risks and their relative controls.

More specifically, in line with the aforementioned Bank of Italy Circular, Banca MPS has established five permanent and independent Corporate Control Functions, corresponding to the following:

1.	Compliance Function;

2.	Risk Control Function;

3.	Internal Validation Function;

4.	Anti-money Laundering Function;

5.	Internal Audit Function.

The first four relate to second level controls, and Internal Audit to third level controls.

For specific areas of competence, there are also other control functions with specific supervisory responsibilities within the ICS, which include, among others, the Financial Reporting Officer, the Outsourcing Control Function, the ICT Risk Control Function and the Security Function.

The Board of Statutory Auditors has established a constant exchange of relevant information with the aforementioned Functions during the reporting period, taking note of the individual

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evaluations issued by them, of the points of attention highlighted and of the consequent remedial actions taken. It also states that, to the extent of its knowledge, the same control Functions have fulfilled the related information obligations with respect to the Statutory Auditors.

In particular, the analysis and assessment of the information flows that were made available, together with the in-depth analyses conducted during its meetings, enabled this Control Body to ascertain that the overall layout of the ICS and the Functions involved in it were in line with the directions and expectations provided by the Supervisory Authority from time to time, as well as with the Bank's strategic objectives.

The importance of having structured and, if necessary, timely information flows is emphasised: for the Board of Statutory Auditors, in fact, the analysis of the information received and the data acquired constitutes the reference basis for fulfilling its supervisory role, depending on the relevance of the risks highlighted. The transmission and exchange of information is useful both for corrective action on critical issues encountered and for exercising proactive and awareness-raising powers to prevent their recurrence.

On several occasions, the need has been reiterated to ensure an ever greater and more capillary diffusion at all levels of the organisational structure of the culture of risk and control, in order to increase the Group's Risk Culture and make all the relevant Organisational Units fully responsible for respecting and pursuing the risk propensity objectives, as required by regulations and Supervisory Authorities and suggested by best practices. This moves in the direction of increasing the awareness of risks and the correct knowledge and application of the processes and internal models to guard against them, as a fundamental prerequisite for effective, sound and prudent business management. This includes, among other things, the dissemination of the culture of risk and control that, in continuity with the similar activities carried out in previous years, was conducted by the Board of Statutory Auditors in 2024 and will be repeated in the first half of this year, with the support of the competent Functions of the Bank (Commercial, Credit and Audit), which will be aimed precisely at promoting the culture of risk and control at the various levels of the territorial structures.

The dissemination of risk culture is also pursued through the multimedia training initiatives, continued in 2024, dedicated to all personnel, on the subject of process coverage and corporate risk control, aimed at focusing attention on topics concerning different risk areas: from ESG sustainability to operational risks, anti-money laundering, privacy and cybersecurity issues.

In compliance with the aforementioned responsibility to supervise the functionality of the overall internal control system, specific attention was paid by the Board of Statutory Auditors to the new 2024-2028 Business Plan, whose objectives and contents, in addition to having been represented in the dedicated offsite meeting sessions and in the board meetings in which the Statutory Auditors participated, have also been the subject of further analyses duly conducted with the Company's Management, aimed at delving into all the guidelines planned in the various reference areas, first and foremost the technological one, given the relevance and scope of the actions planned and the consequent investments required to enable the digital transformation and the implementation of the distinctive initiatives of the IT/IS (Information Technology/Information Security) Strategic Plan.

The regulatory evolution of imminent application, together with the indications and expectations expressed in various locations on the subject of Information Technology by the Authorities, have required, in fact, the necessary strengthening of ICT risk control, both in terms of process (organisational structures, roles and responsibilities) and governance (new Board Committee): the

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overall digitisation strategy and the consequent industrial projects that implement its operational path have been the subject of constant attention and monitoring by the Board of Statutory Auditors.

In this context, we would like to highlight the punctual updates acquired during the year by the competent Function on the progress of the work to comply with the new DORA Regulation, which came into force on 17 January 2025, laying the foundations for harmonising and strengthening the Bank's operational and digital resilience. At the same time, the Control Body followed the path that led to the establishment of the new IT and Digitalisation Committee, in line with the need highlighted by the ECB to strengthen the governance controls in the ICT sphere in order to assist the activities of the Board of Directors and allow for greater challenge to management 's proposals on the subject, enabling, among other things, a more constant and traced information flow. In fact, this Committee has been assigned the task of providing preliminary support to the Board of Directors with reference to issues concerning information & communication technology and, more generally, the Bank's digitalisation process.

Particular attention was also paid to the continuation of activities aimed at monitoring emerging risks, particularly in the area of ESG (Environmental, Social and Governance) sustainability, given their relevance also in relations with customers and their prospective importance in terms of business and strategic risk. More specifically, the Board of Statutory Auditors followed the evolution of the initiatives contemplated in the Sustainability Plan, then brought back into the ESG Programme, aimed at the structural integration of ESG factors into the business model, decision-making processes and commercial, lending and risk management strategies, taking note of the new initiatives duly defined during the year, to supplement those already planned, in order to fully grasp the opportunities offered by the transition and by national and EU plans on the subject of transition and to continue the process of integrating ESG principles.

The update of the Sustainability Plan 2024 was mainly focused on the development of projects related to Sustainability Reporting (CSRD), the expansion of the commercial offer of green financing products and services and of insurance products covering climate risks, as well as the consolidation of the environmental risk management framework, in order to achieve greater integration and automation of management and institutional reporting on ESG issues and risks. In this respect, please also refer to the following paragraph 4 for more detail.

In continuity with previous years, also for 2024 the Board of Statutory Auditors kept its focus on Credit Risk and, more generally, on the development of lending activities, in order to gain an understanding of the adequacy of the systems and procedures aimed at guaranteeing effective credit risk management. In this regard, as further detailed in the dedicated section (Focus on Credit Risk), all remedial actions connected with the 2022 ECB audit on Corporate and Small business credit processes (OSI-2022-ITMPS-0198380) were completed, and a further inspection activity was conducted by the same Authority (11 November 2024 - 28 February 2025) on "Credit and Counterparty Risk" (OSI-2024-0240556), the results of which are not yet known.

➢ Focus on the Corporate Control Functions (CCF)

Further details relating to the main drivers on which the CCFs have targeted the activities within their scope of competence and the relative outcomes are provided below.

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-Compliance Function

It is carried out by the Chief Compliance Executive (CCE) Department, with responsibility assigned to the Manager of the same Department.

It oversees, using a risk based approach, the management of non-compliance risk with regard to all corporate activities, checking that the internal procedures are adequate for preventing such risk.

On the basis of the activities performed during the year, of the controls, the dialogue with the Supervisory Authorities and the comparisons carried out also with the other Corporate Control Functions, the overall assessment of the Internal Control System, as a judgement of compliance, stands at a “mostly adequate” level.

The Global Compliance Index continues its trend of steady improvement, settling at a level of "mostly compliant" (3.41 on a scale of 1 to 4), which is above the RAS target level (3.15).

As at 31 December 2024, there were no regulatory areas with a "significant" or "critical" residual risk, 16 regulatory areas had a "moderate" residual risk and 10 had a "minimal" residual risk (in 2023, there were 20 and 6, respectively).

During the year, the Function carried out the planned compliance checks for all Group Companies, providing opinions and validating the internal regulations of competence. It also pursued project initiatives aimed at implementing further continuous monitoring tools and developing Robotic Process Automation solutions for repetitive activities, and tested a Generative Artificial Intelligence system capable of supporting the Compliance Function in the POG (Product Oversight Governance) validation process, with particular reference to verifying the regulatory compliance of a product being issued. The objective pursued is to achieve an overall improvement in the effectiveness of compliance activities, in extension of the automatisms already in use in some areas (MiFID), with the evolution of digitisation solutions. Moreover, on the same subject, in view of the entry into force (2 February 2025) of the first part of the European Regulation on Artificial Intelligence, which defines prohibited practices, the Compliance Function carried out an assessment of the Artificial Intelligence (AI) solutions currently in use at the Montepaschi Group, confirming that no AI systems falling within the category of "prohibited practices" are used.

The involvement of the Compliance Function in the Project for Compliance with New European Rules on Digital Operational Resilience under the DORA Regulation was highly structured, with responsibility for one project module and participation as a contributor in all other modules. This includes the formalisation of the compliance gap analysis, the definition of requirements and the validation of documents and processes to arrive at a final compliance opinion of "mostly compliant" and the indication of certain areas of focus to be addressed during 2025.

In addition, again in compliance with the provisions of the aforementioned DORA Regulation, an organisational intervention was deemed appropriate to develop synergies between the areas overseen by the DPO Staff in the area of Privacy and the ex ante compliance activities in the areas of ICT, Security and Outsourcing. More specifically, the former structure dealing with ICT and Outsourcing issues was reallocated within the DPO and ICT Advisory Staff and the Controlling structure was upgraded on the same issues, placing it directly reporting to the first-level structure.

In addition to this, the other main activities carried out during the year concerned the follow-up of (i) the Action Plan defined following the Consob inspection on investment services (3 May

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2022 -17 February 2023) - which was completed in November 2024 - and (ii) activities relating to the grounding of the ESG Programme in order to oversee its regulatory compliance, as well as the definition of a specific framework for overseeing responsibilities in the area of Anti-Financial Crime, identifying the matters included in the same perimeter and the control Functions in charge of overseeing them, also updating the Policy on the Internal Control System in this regard.

With regard to active compliance gaps during the financial year, 18 gaps attributed to other corporate functions were opened by the Compliance Function for all Group companies and 16 gaps were closed; at the end of December 2024 the open active gaps amounted to 11.

With reference to the two macro-families of complaints, the Compliance Function shows an increase in those relating to investment services (Consob) - mainly related to the issue of "compensation to shareholders" for alleged irregularities in the Bank's prospectuses and/or financial statements for past years - and a decrease in those relating to banking services (ABI); ABF appeals also decreased.

As regards the “Privacy” area, to be noted are the advisory and control activities carried out by the Data Protection Officer (DPO), whose role is assigned to the pro tempore Manager of the DPO and the ICT Advisory Staff, specifically consulted by this Board of Statutory Auditors at the meeting of 5 March. The informational items on the matter, aside from being reported with the highest level of detail in the annual Report of the DPO, are also included, in summary form, in the Annual Compliance Report in the dedicated section (Personal data protection - Privacy): its overall compliance assessment is at a "mostly compliant" level with a moderate residual risk.

In October 2024, an on-site audit was carried out at the Bank's premises by a team from the Italian Data Protection Authority, essentially focused on GDPR (General Data Protection Regulation) compliance and monitoring access to customers' economic and financial data. Pending its outcome, a specific Project ("Customer Data Accessibility") coordinated by the DPO was activated, with the aim of updating and modernising security measures on access control and introducing additional automated controls.

-Risk Control Function

It is carried out by the Chief Risk Officer (CRO) Department, with responsibility assigned to the manager of the same Department.

During the year, a change in the management of the Department took place, since, following the resignation of the previous Head, the responsibility of the Department was assigned to Mr Lorenzo Boetti (Head of the Risk Management Department as of 2021) with the simultaneous spin-off of the AML-CFT Department, now reporting directly to the Chief Executive Officer. This appointment was finalised in March 2025 following the positive ECB decision on Mr Boetti's suitability.

During 2024, as also reported in the Risk Management Report, the Function has maintained as its main priorities the management of the Risk Profile and the continuous evaluation of the capital and liquidity adequacy (ongoing ICAAP and ILAAP).

With regard to the risk profile, the same Function has expressed its own specific assessments from the perspective of (i) inherent risk, i.e. the overall level of risks faced by the Group and (ii) the

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adequacy of the organisational processes, systems, controls and monitoring in place to manage and mitigate these risks.

Overall, the assessment of the Risk Management Function with reference to the current inherent risks of the Group is fully adequate (score of 1 out of 4). The positive assessment, in continuity with last year, is attributable to the capital strengthening implemented, the consolidation of profitability, the structural reduction in costs and the improved external ratings, which make it possible to outline a definitely positive path. Even considering some qualitative elements of prudence in a forward-looking perspective, linked to the evolution of the external scenario and to potential execution risks of the Plan, the final assessment remains of adequacy.

From the point of view of internal controls, organisational processes and risk management systems, a situation emerges in line with that of the previous year, with the rating remaining at a predominantly adequate level overall (score of 2 out of 4).

In this regard, there are still areas for improvement in the area of credit risk management, digitalisation and the related impacts on ICAAP and ILAAP processes, as well as the need to continue the integration of the risk management framework in the ESG area and the improvement of controls on Operational, IT/Security risks, including those attributable to Third Parties. Also from a forward-looking perspective during 2025, the Bank will be called upon, as outlined in the SREP Decision 2024, to consolidate its credit risk management processes to continue the finalisation of the two-year project to achieve full compliance with the PERDAR/BCBS239 principles.

In this regard , in order to consolidate the aforementioned assessment, the Risk Function considers it sufficient to fully implement the actions already included in the Budget/Plan, to pursue the reduction of the non-performing portfolio and to continue the further reduction of dependence on ECB funding through market transactions by implementing, for full compliance with the MREL thresholds, the planned emission plan.

On the other hand, with regard to processes, in addition to monitoring credit risks, to be noted is the need to evolve and fully integrate emerging risks (in particular IT/Cyber, ESG, Third Party, digitisation and geopolitical risks, where present) into the management process.

-Anti-money Laundering Function

It is carried out by the first-level structure "AML-CFT" placed (as of May 2024) directly reporting to the Chief Executive Officer and previously allocated within the Chief Risk Officer Department.

According to a risk-based approach, the Function oversees the risks related to combating money laundering and the financing of terrorism and continually verifies that business processes and procedures are consistent with the objective of preventing and combating the violation of regulations on such matters.

During 2024, remote audits were carried out with the frequency and in the manner set out in the "control catalogue", with reference to the areas of: Suspicious Transaction Assessment, Countering Terrorist Financing, Data Retention, Adequate Customer Verification and Organisation and Controls; 6 new controls were also progressively introduced on Adequate Customer Verification (No. 2), Data Retention (No. 1), SOS (No. 1) and Organisation and Controls (No. 1).

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Overall, as shown in the “AML 2024 Report” made available to this Board of Statutory Auditors, the Anti-Money Laundering and Combating Terrorist Financing sectors confirm a level of considerable sustainability.

The Parent Company's 2024 self-assessment exercise confirmed a “Low” residual risk level, resulting from the combination of the inherent risk (Medium-Low) and vulnerability of controls (Not Significant) ratings for each of the Bank's business lines (Retail, Corporate and Private); The Group’s residual risk level was also confirmed as “Low”, in line with the result obtained the previous year.

For the three business lines identified for Banca MPS, "Retail", "Corporate" and "Private", the combination of the inherent risk (Medium-Low) and the vulnerability of the controls (Not Significant) determined a Low Residual Risk for 2024, confirming the 2023 assessment.

On the basis of the formalisation of specific "Cooperation Protocols", updated in 2024, the Anti-Money Laundering Function constantly cooperates in the implementation of appropriate Level I and II controls, both by making available to the other Control Functions the main documents representing its activities (monthly reports, results of individual controls, results of any on-site inspections), and by interacting with and receiving from the Control Functions flows and information useful to have a greater perception of any problems in the AML-CFT area that may constitute a functional database for the development of its activities.

As of the second half of 2024, the AML Function started preparing a special information flow ("AML-CFT Strategic Programme") to provide a more detailed representation of the progress of AML initiatives and projects; this is also in line with the specific request made by the Bank of Italy in its letter of 24 May 2024 concerning "Monte dei Paschi di Siena. Situation of the anti-money laundering sector”.

In the context of the aforesaid communication, the Supervisory Authority took note of the structured initiatives undertaken by the Bank "moving towards the strengthening of anti-money laundering controls and the uniformity of processes at the Group level", noting the persistence of certain areas of reinforcement in relation to which it requested the definition of a specific action plan and the submission of the remedial actions envisaged therein, to an effectiveness check by the Internal Audit Function, sharing the results with the Board of Directors, after consulting the Board of Statutory Auditors.

In this regard, the Board of Statutory Auditors, after having taken note of the text of the Response Letter transmitted to the Bank of Italy, including the Action Plan, examined the new information flow made available on a quarterly basis by the AML Function, and then reviewed the findings of the effectiveness checks carried out by the Audit, which concerned part of the measures. The audits of the remaining measures were included in the Audit Plan 2025 and will be conducted with the assistance of the Board of Statutory Auditors.

Finally, it notes the commencement as of 10 June 2024 of an on-site inspection by the Bank of Italy, aimed at investigating compliance with the regulations on due diligence and related applications and the progress made with respect to the outcomes of the 2018 inspection conducted by the same authority. The inspection activities ended on 9 August 2024 and the results were announced on 12 December 2024. In this regard, a special Action Plan has been defined and will be constantly monitored by the Statutory Auditors.

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-Internal Validation Function

It is carried out by the First Level "Risk Systems Validation" structure, located within the CRO Department; responsibility is attributed to the Head of that Structure.

The Internal Validation Function is required to constantly verify the consistency of the risk measurement systems with company regulations and the regulations of the Supervisory Authorities. It is responsible for validating the advanced internal models and the gradual extension to those of Pillar I not used for regulatory purposes and to those of Pillar II, according to a materiality criterion. Furthermore the function has the task to prepare the mandatory information set in relation to the models validated.

The Validation Report referring to 2024, presented by the Head of the same Function during the meeting of this Board of Directors on 5 March, includes the assessments formulated by the Validation Function regarding the Credit Risk Measurement Systems - Internal Rating System (AIRB-SRI), Operational Risks (AMA), Interest Rate Risk of the Banking Book and IFRS 9 impairment models, following the completion of the activities provided for in the 2024 Validation Plan and the additional activities made necessary in the course of year.

The outcome of the Validation analyses confirmed, in particular for regulatory risks (AIRB-SRI and AMA), the positive assessment of this with regard to the minimum requirements established for the use of internal systems for the determination of the capital requirement; all the identified areas for improvement have been addressed and resolution activities are under way.

More in detail, in line with last year's assessments, the Validation Function expressed an opinion of "Mainly Favourable" both with regard to the AIRB-SRI Credit Risk Measurement System - Internal Rating System, and with reference to the Operational Risk Measurement System (AMA). Similar conclusions emerged from the audits conducted during the year, which confirmed compliance with the requirements and eligibility conditions for the use for regulatory purposes of advanced methods for the management and measurement of Credit and operational risks.

However, as of 2025, with the entry into force of EU Regulation 2024/1623 (CRR3), the Operational Risk Measurement System (AMA Model) will be discontinued for regulatory purposes and the operational requirement will be determined using a Standardised Measurement Approach (SMA).

The Validation Function then gave a rating of "Mainly Favourable" opinions to the Interest Rate Risk in the Banking Book (IRRBB) and the Liquidity Risk Management and Measurement Systems, and to the IFRS9 impairment accounting Models in the area of Credit.

With reference to the rating assigned to the Model Risk, to be noted is that the AIRB and AMA models are unchanged compared to the previous year. Assessments are then expressed as: HIGH for AIRB models and MEDIUM for AMA and IRRBB models.

-Audit Function

It is carried out by the Chief Audit Executive Department, with responsibility assigned to the Manager of the same Department.

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The CAE Department performs an independent and objective activity aimed at controlling, on the one hand, based on third-level controls, the regular performance of operations and the evolution of risks and, on the other hand, at evaluating the completeness, adequacy, functionality and reliability of the organisational structure and the other components of the Internal Control System, bringing any possible improvements to the attention of the company bodies, with particular reference to the RAF, the risk management process, as well as the instruments for measuring and controlling these risks.

From the same Function, the Board of Statutory Auditors received the necessary assistance for the performance of the supervisory activities falling within its competence and acquired information concerning the Audit Plan, the activities performed, the reports issued, the results of the audits carried out during the year, selected on the basis of shared criteria of relevance, and the progress of the corrective actions identified; with regard to the significant aspects that emerged, this Control Body took steps to ensure that the necessary and most timely corrective measures were taken by the Bank’s competent functions.

More specifically, on the basis of the overall activities carried out, the Audit Function found no risk elements to be considered serious and/or significant; however, certain aspects of attention are highlighted, which are also shared and deemed significant by this Control Body for its own audits, mainly in the following areas: "ICT and Logical Security", "AML/CFT", "Credit", "Risk Management and Validation" and the "Outsourcing" cluster.

The year 2024 was the first year of the 2024-2026 three-year audit cycle, a period in which the CAE Department set itself the goal of ensuring an adequate degree of coverage of the audit universe (represented by the scope of the companies and the taxonomy of business processes).

During the same year, the audits performed exceeded the expectations defined in the planning, also taking into account the interim audit (+4%), bringing the total number of audits performed to 358 (343 planned), of which 84 were process interventions (including 36 compulsory revisions resulting from regulatory requirements) and 274 interventions on peripheral network structures. As already highlighted in the specific section (paragraph 1.1), 14 audits were carried out in assistance to the Board of Statutory Auditors.

On the basis of the information acquired and included in the Annual Report of the Audit Function for 2024 presented to this Board of Statutory Auditors by the CAE Manager during the meeting held on 5 March and subsequently submitted to the Board of Directors (6 March 2025), in terms of completeness, adequacy, functionality and reliability, the rating given to the Group's Internal Control System, "R2-Yellow", was substantially positive (according to the usual scale of judgements adopted by the CAE Department itself for the assessment of its audit activities, distributed over four levels with increasing relevance: R1-Green, R2-Yellow, R3-Orange and R4-Red).

This assessment takes into account the qualitative-quantitative evidence resulting from the audit activities carried out by the CAE Department during the year, the results of the follow up activities, the annual reports prepared by the Second Level Control Functions, as well as the results of the activities conducted by the Supervisory Authorities.

This result represents the summary of the qualitative-quantitative evidence resulting from the auditing and asseveration activities carried out during the year (on the processes of the General Management), which recorded predominantly positive ratings - in 96% of cases (47% "R1-Green" and 49% "R2-Yellow"), to which the audits completed without a grade (1%) and those with a rating

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of "R3-Orange" (3%) must be added. During 2024, no cases with a negative rating (“R4-Red”) were identified.

More specifically, at the level of central processes, 43% of the audits (36) were rated "R1-Green" and 34% (29) "R2-Yellow"; the remaining 23% (19) correspond to interventions concluded without the awarding of a grade (e.g. asseveration activities, Advisory, Safety Test follow-up). Of the audits conducted, 10 had a specific ESG focus.

With reference to the interventions on the commercial network, the distribution of the ratings assigned, both by BMPS and Widiba, shows a higher concentration on the positive grades "R1-Green" and "R2-Yellow" (240 interventions). For the residual "R3-Orange" component (34 interventions) - essentially attributable to certain behavioural anomalies in the areas of documentation acquisition, monitoring and review of risk practices, and physical and logical security control - in addition to individual remedial plans, a criticality sharing process was adopted with the involvement also of the central hierarchical structures of reference, which allowed the implementation of further initiatives for a more effective targeting of the behaviour of network resources and the decision-making chain. This includes specific targeted training initiatives on the topics found to be most significant, as well as periodic Risk Culture meetings with intermediate management structures.

The audit Function also has Group level responsibility for internal whistleblowing systems for reporting violations. This activity is managed through the "WB Confidential" information system that supports the entire process and ensures, at every stage, the confidentiality of the report and privacy of the personal data of the reporting party and possibly the party to which the report refers, ensuring a specific and independent channel, separate from ordinary reporting lines.

The relevant application has undergone several evolutions over the years for the purpose of the necessary technological update and to ensure ever increasing levels of IT security; with this in mind, after the activation of the unified communication and collaboration platform to allow the inclusion of reports in oral form (mode provided for by Legislative Decree No. 24 of 30 March 2023), as of March 2024, the platform was also made accessible via the Internet, so as to allow reporting also to "qualified external parties", also providing a dedicated telephone service, which can be used to report a violation or request a direct meeting with the Whistleblowing Manager or to be contacted by telephone by the same. As required by the same Decree, a special section of the Group's institutional website containing information on the channels and procedures adopted has also been published.

The training initiatives on the subject already started in previous years also continued, complying with the provisions of Bank of Italy Circular No. 285 whereby banks are required to explain to their staff in a clear, precise and complete manner the internal reporting system adopted.

During 2024, 31 reports were received and in-depth analysis activities were completed on 36 reports (of which 22 reports were received in 2023 and 14 reports were in stock as at 1 January 2024) and in-depth analysis activities are in progress for the remaining 9 reports, mainly relating to trade network processes and individual conduct in specific business units.

These activities performed by the Fraud Audit Function were brought to the awareness of the Board of Statutory Auditors on a regular basis.

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Overall, as confirmed by the Head of the Internal Whistleblowing Systems for reporting violations, which is part of the 2024 Report, the whistleblowing systems adopted is properly functioning, according to the external and internal regulations currently in force. The digital platform and telephone service used did not show any technological criticalities and also ensured ease of use for users.

In addition to the management of reports of this kind, the Fraud Audit Function paid particular attention to “Prevention” activities - aimed at identifying, on the basis of the frauds suffered and the evidence that emerges from the continuous monitoring of risky events, the weak points of the processes in the area of fraud risk and defining the consequent improvement actions - as well as those related to “Detection”, aimed at defining and keeping up-to-date the fraud risk indicators, with the aim of promptly identifying fraudulent and irregular behaviour, launching Special Investigations if necessary.

The active gaps being monitored by the Audit Function amounted to 57, with medium (28) and low (29) relevance, respectively, a decrease of 17% compared to the figure at the end of 2023 (69); The trend of the gaps subject to rescheduling also declined (12 to 15 in 2023). There were also no gaps that expired during the year.

Finally, in accordance with International Standards, the Internal Audit function is required to carry out an assurance and quality improvement programme covering the various aspects of audit activity. This includes, inter alia, the external Quality Assurance Review (QAR) activity scheduled to take place in 2025, in line with the planned periodicity on at least a five-year basis (the last QAR was carried out in 2020 with a generally compliant final outcome).

*       *       *

The supervisory role on the adequacy and effectiveness of the Internal Control and Risk Management System attributed, as seen, by the Law to the Board of Statutory Auditors, starts from the relationships and information exchanges defined with the Corporate Control Functions and continues by contemplating all other interactions and comparisons made with all the “other actors” of the ICS, as already reported elsewhere in this Report.

Reference is made, inter alia, to relations with the Other Control Functions (e.g. the Financial Reporting Officer, the IT Function), the Control Bodies of the Subsidiaries (pursuant to Article 151(2) of the Consolidated Law on Finance), the other Top Management Bodies (Director in charge of the ICS, Supervisory Board 231/2001) up to and including the Company entrusted with the legal audit (PwC).

*       *       *

At the overall level, considering the results of the audits conducted by the Control Functions, the Financial Reporting Officer and the Supervisory Authorities, the active gaps being monitored as at 31 December 24 amounted to 100 (158 as at 31 December 23), of which 84 were opened by the FACs and 16 were attributable to ECB audits.

At present, there are no overdue findings against the ECB and the remedial plans are on track.

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The improving trends with regard to the number of gaps and compliance with deadlines are derived both from the constant attention maintained by the CAE Department on the follow-up of mitigation actions, and from the further monitoring carried out monthly by the Secretariat of the Coordination Committee of the Control Functions, together with the strong commitment of Top Management.

The resolution of the critical areas (gaps) identified during audits and, moreover, those identified by the Supervisory Authorities, was subject to constant monitoring by the Board of Statutory Auditors, which within the scope of its supervisory activities focused in particular on trends in the performance of the corrective actions carried out by the owner Functions and respect for agreed timing.

This Control Body has, in fact, regularly monitored the development of open gaps, acquiring the relevant updates from the special reports drawn up for the purpose (Quarterly Report and Gap Execution Plan), emphasising the need to give top priority to the effective implementation of activities to resolve the gaps identified by the Control Functions as well as the findings reported by the Supervisory Authorities resulting from the inspections conducted by them, in compliance with the time frames and procedures defined for the purpose. This is since the improvement of processes and the ensuing value added for the overall company Organisation presupposes not only the identification of anomalies by the Control Functions but also the necessary remediation and resolution of the reasons for such anomalies, in order to achieve effective risk mitigation.

*       *       *

On the basis of these assumptions and with particular reference to the specific operating contexts analysed and the consequent corrective actions defined on the sidelines of the overall control activities, including those of the Financial Reporting Officer, it is believed that the Internal Control System is mostly adequate, confirming the same judgements expressed in previous years. We acknowledge the improvements achieved by the Bank with regard to its long-term sustainability and the progress on the adequacy of the internal control system, in particular with reference to the strengthened coordination between Corporate Control Functions, the increased oversight on gap monitoring, as well as an increased commitment by the entire Top Management with regard to risk culture and the dissemination of a preventive approach.

This was also confirmed by the Director in charge of the Internal Control and Risk Management System who was heard during the meeting held jointly with the Risk and Sustainability Committee on 3 March 2025. The progress made during the year by the system itself was reaffirmed, in addition to the mostly positive assessment directly expressed. The progress in question concerns, on the one hand, the monitoring of the gaps and areas for improvement highlighted by the FACs and the Authorities, reduced - as already mentioned - not only in numerical terms but also in terms of resolution times, due to the strong impulse provided directly to the Management and, in cascade, to the individual Structures, and, on the other hand, in the growth of synergies between the Control Functions, functional to a unified management of the Bank’s risks and to the same business development with a view to sound and prudent management and long-term sustainability.

Still standing is the need to continue to constantly improve the effectiveness of control activities and to implement additional IT solutions and tools for each Corporate Control Function, aimed at strengthening the overall Internal Control System and increasing the level of automation in general, while optimising the use of resources and the control of risks, also in a logic of revision of processes from a digital perspective and with the use of artificial intelligence tools, remains valid.

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This includes the development and innovation initiatives carried out by each FAC with a view, precisely, to continuous improvement and evolutionary implementation, in particular for audit activities and related methodologies, in line with the Strategic Plan 2024-2028, aimed at strengthening the headmasters and the overall ICS.

Finally, as part of an integrated risk management approach, increasing levels of coordination and interaction among all the Functions involved in the overall Internal Control System will be pursued, including that of the Financial Reporting Officer, proceedings with due proactivity and incisiveness in identifying and overseeing the remedial activities defined in response to the areas of improvement identified, while at the same time maintaining constant attention to the recommendations issued by the Supervisory Authorities and according to the legislation and its evolution, so that the Bank can prepare the necessary changes/adaptations in good time.

The action of the Board of Statutory Auditors will continue to monitor the proper functioning in terms of adequacy and effectiveness, also prospectively and proactively, of the Internal Control System, in line with the Bank’s strategies, to support the implementation of projects functional to the sound and prudent management of risks2.

3.2 Supervisory activities on the adequacy of the organisational structure

The Bank, in its capacity as Parent Company of the MPS Group, performs the functions of policy-making, governance and unitary control over the Subsidiaries, through management and coordination activities, within the general guidelines defined by the Board of Directors and in the interest of the Group’s stability.

The Group’s model, organisational structure and management and coordination tools are defined in internal regulations, which govern the roles and tasks assigned to the Bodies to establish strategic guidelines and implement risk management policies and the Internal Control System.

The management and coordination of the Banks and Subsidiaries takes place mainly through the appointment of the respective corporate officers and the implementation of mechanisms established to implement the internal directives of the Parent Company. In accordance with statutory provisions, laws and external and internal regulations, the Corporate Bodies of the Parent Company, the Banks and Subsidiaries are the recipients of periodic and structured information flows, relating, inter alia, to risks and controls.

In the course of 2024, the Group’s organisational structure was affected by a number of General Management optimisation measures, in particular: (i) organisation of the single first-level structure Human Resources Management (CHCO) into 2 first-level structures, dedicated to Network and DG resources respectively; (ii) establishment of a Top Level Structure (Performance and Service Quality) for the definition and management of the Project Plan and the management of the Demand Management process reporting directly to the Chief Operating Officer; (iii) transfer of the first-level Information Security structure from the Chief Operating Officer to the Chief Safety Officer, with simultaneous renaming to Chief Safety and Security Officer; (iv) creation of the role of Deputy Chief Commercial Officer, to whom the Chief Commercial Officer Retail and the Chief Commercial Officer Enterprise and Private report; (iii) Strengthening wealth management and supply chains related to the support of the Italian agri-food sector and the PDO Economy.

2 The preceding and following considerations on organisational structure and corporate governance refer to the current configuration of the MPS Group.

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Further changes concerned the organisational structure of the branches, also through the evolution of the “Small Business” and “Value” service models, which took place in April, and which contributed to the development of skills, including relational and managerial ones, in both areas, as well as opportunities for professional growth to cover new roles.

Initiatives and activities in the Diversity & Inclusion area continued in 2024, in line with the path of leveraging diversity, recognised as a strategic driver for the development and dissemination of an inclusive corporate culture geared towards long-term value creation. In this regard, during the year the Bank announced new appointments at the top of some key functions with the enhancement of the assets of internal resources, through targeted policies for the developments of talents.

After consulting the Board of Statutory Auditors, in May 2024 the Board of Directors resolved to transfer the AML-CFT Function to report directly to the Chief Executive Officer, previously allocated to the Chief Risk Officer. The new organisational model, ensuring greater adherence to the provisions of the Bank of Italy, further ensures that the Function has access to all the activities of the supervised entity, as well as to any information relevant to the performance of its tasks.

In July 2024, in line with market best practice, the responsibilities related to the Banking Recovery and Resolution Directive (BRRD) were transferred from the Transparency Programme Staff to the Capital Planning, BRRD, Studies and Research Function within the Chief Financial Officer’s department.

During the 2024 financial year, the organisational structure of the Compliance Function was modified, with a view to constant streamlining and updating with respect to the evolution of the external regulatory framework, mainly responding to the requirements of the 40th update of Circular 285/2013 and Regulation (EU) 2022/2554 - so-called DORA. Specifically, the structure that dealt with ICT and Outsourcing issues was reallocated within the DPO and ICT Advisory Staff, with a concomitant streamlining of the Control structure on the same issues and its placement reporting directly to the First Level Function.

With reference to the Network processes, in continuity with the previous year, the interventions aimed at improving the quality of work, freeing up commercial time and increasing the quality of the service offered to the customer continued, reducing response times/service delivery through the rationalisation of “administrative” activities and document management costs, with a strong focus on increasing process digitalisation.

In the exercise of its duties to supervise the adequacy of the ICS, this Control Body, on the basis of direct comparisons with the Heads of the Control Functions, has acknowledged that the FACs themselves currently consider their sizing and capacity to be adequate.

With regard more specifically to the organisational structure, the Board of Statutory Auditors constantly monitored the organisational revisions made to the Parent Company’s structure, through in-depth discussions with the heads of the relevant corporate functions.

In light of the activities performed, the information acquired and the documentation examined, most recently the periodic report on the organisational structure required by Circular no. 285 of the Bank of Italy, this Control Body has acknowledged that the MPS Group’s organisational structure, in its design and implementation to date, ensures efficient decision-making processes, consistent with the Business Plan, albeit with the awareness that, in a Group as sizeable and

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structurally significant as Banca MPS, such organisational structure requires continuous interventions, particularly with regard to technological development, the evolution of digitalisation, the use of artificial intelligence and the increasingly marked attention to ESG aspects, will have a significant impact on banking operations.

3.3 Supervisory activities on the administrative-accounting system

Responsibility for administrative and accounting processes in the Bank’s organisation is assigned to the Chief Financial Officer Department and in particular, within it, to the Administration and Financial Statements and Controls Law 262 and Tax Compliance structure, the latter coordinated by the Financial Reporting Officer.

The Board of Statutory Auditors met regularly with both the Chief Financial Officer and the Financial Reporting Officer.

Specifically, the latter did not report any significant gaps in the operating and control processes that could jeopardise the assessment of the administrative and accounting procedures as suitable and effectively applied in order to correctly represent the Bank’s financial situation as presented in the separate and consolidated financial statements as at 31 December 2023.

The main issues that the Financial Reporting Officer decided to examine in depth during the 2024 financial year, as they were also considered relevant for auditing purposes, in addition to the more general checks on the reliability of financial reporting, were as follows: (i) Sustainability Reporting and the system of controls; (ii) DTA evaluation; (iii) MP Banque - classification as discontinued operations; (iv) Provision for Risks and Charges: Legal risk from financial information; (v) Property valuation

These topics, extensively discussed during several meetings of the Board of Statutory Auditors also with the Financial Reporting Officer, are reported in more detail in the Notes, to which reference is made.

On 10 September 2024, Legislative Decree No. 125/2024 transposing the CSRD (Directive 2022/2462/EU) was published in the Official Journal. In view of the obligations introduced by this Decree, the Financial Reporting Officer, as of 31 December 2024, also issues the Sustainability Reporting.

The control methodologies, defined by the MPS Group for the purposes of the operation of the Financial Reporting Officer’s structure and the corrective action plan activated to date, allow the Financial Reporting Officer to formulate an opinion on the adequate monitoring of accounting risk and compliance with reporting standards pursuant to Directive 2013/34/EU, Legislative Decree no. 125 of 6 September 2024 and EU Regulation 2020/852.

Also from the additional audits carried out in the area of credit, finance and provisions for risks and charges also did no elements emerged that would prevent the issuance of the Financial Reporting Officer’s certification of the Financial Statements and Consolidated Financial Statements as at 31 December 2024. The issues raised were brought to the attention of the owner functions for subsequent remedial action.

The Board of Statutory Auditors constantly interacted with the Financial Reporting Officer on these issues as well, ensuring - as better specified in paragraph 4 - that the resulting responsibilities were promptly and effectively taken care of.

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The Statutory Auditors have also constantly monitored the remedial activities, coordinated by the Financial Reporting Officer, carried out by the competent Functions of the Bank having regard to the areas for improvement and the areas for strengthening of the internal control system, also highlighted by the Independent Auditors PwC, with reference to the activities carried out on the Financial Statements for the year ended 31 December 2023, noting their substantial completion.

For the purposes of its control activities, the Board of Statutory Auditors also constantly monitored the remedial activities relating to the gaps highlighted by the Financial Reporting Officer with reference to the financial year 2023, verifying their almost substantial definition. In the course of the activities carried out during the year, areas for improvement and certain gaps emerged, particularly in the areas of credit and finance, on which remedial action is being taken, with activities scheduled by 2025 and on which the Board of Statutory Auditors will closely monitor.

During the year, the Board of Statutory Auditors conducted frequent meetings, sometimes through informal discussions, with the Independent Auditors PwC aimed at exchanging information on the adequacy of the administrative and accounting system in place in the Company. During this activity, no facts deemed censurable were reported. The Board of Statutory Auditors also had the opportunity to share with the Independent Auditors the procedures adopted in drafting the 2024 separate and consolidated financial statements.

Given the above, the Board highlights that:

-	pursuant to the provisions of Italian Legislative Decree no. 38 of 28 February 2005, the Bank’s financial statements were drafted by applying the international accounting principles issued by the International Accounting Standards Board (IASB) and related interpretations by the IFRS Interpretations Committee, endorsed by the European Commission as established by EC Regulation no. 1606 of 19 July 2002 effective as at 31 December 2023, as well as in compliance with the “Framework for the preparation and presentation of financial statements” (“Conceptual Framework”);

-	the provisions contained in Bank of Italy Circular no. 262, as amended by the eighth update of 17 November 2022, were also applied to the financial statements and the respective Notes.

The Group has also noted that in the Bank of Italy communication of the Bank of Italy of 14 March 2023 “Update of the provisions of Circular no. 262 - Bank financial statements: layout and rules for preparation” regarding the impacts of COVID-19 and measures to support the economy”, which requests, in free format, financial statement disclosure on the loans subject to public guarantee;

-	disclosures to the public are made available on the Bank’s website within the deadlines set for the publication of annual and interim financial statements, according to the provisions indicated in prudential supervisory regulations (known as Pillar 3);

-	all activities performed, the control methods defined and the corrective action plan activated thus far have allowed the Board of Directors and the Financial Reporting Officer to issue the certifications envisaged by art. 81-ter of Consob Regulation no. 11971 of 14 May 1999 and subsequent amendments and by art. 154-bis of the Consolidated Law on Finance with reference to the 2024 separate and consolidated financial statements. The Risk and Sustainability Committee has expressed a favourable opinion on these statements.

It should also be noted that the Directors did not opt to exercise the derogation of powers pursuant to art. 5, para. 1, of Italian Legislative Decree no. 38/05.

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With regard to the issue of going concern and the requirements of Document no. 2 of 6 February 2009 and Document no. 4 of 3 March 2010, issued jointly by the Bank of Italy, Consob and ISVAP, with subsequent amendments, this Board of Statutory Auditors acknowledges that the financial statements were drafted under the “going concern” assumption, based on the reasonable assumption of continuing to operate in the foreseeable future.

Taking note of this assumption, we refer to what is stated by the Board of Directors in Part A of the Explanatory Notes - Accounting policies in the “going concern” section of the financial statements.

The assessment of the Group’s ability to continue as a going concern is based essentially on the prospective evolution of the capital and liquidity position over a time span of at least 12 months.

The Bank’s Directors deem that, after assessment of the evolution of the equity and liquidity positions and with regard to the indications provided in Document no. 2 of 6 February 2009 and Document no. 4 of 3 March 2010, issued jointly by the Bank of Italy, Consob and ISVAP, as amended, the Group has a reasonable expectation that it will continue to operate as a going concern for the foreseeable future and has therefore prepared its financial statements on such going concern basis.

*       *       *

In the context of the tasks assigned to it, not being required to carry out analytical checks on the merits of the content of the financial statements, the Board of Statutory Auditors has carried out an overall check on the adequacy of the process for the preparation of the Financial Statements as at 31 December 2024 and on the audits carried out by the Independent Auditors.

Therefore, pursuant to the provisions of Italian Legislative Decree 39/10 as amended and supplemented, the Board of Statutory Auditors has verified the financial information process used by the Bank and in particular by the Financial Reporting Officer, by the Chief Executive Officer and by the Directors and, with reference to the audit carried out by the Independent Auditors, has monitored the audit of the Financial Statements for the year closed on 31 December 2024.

In conclusion, to the extent of its own competence, this Board of Statutory Auditors has ensured that the entire process followed by the Bank, the directors and by the Independent Auditors was carried out in accordance with the laws and regulations, not having identified any inconsistencies between the information received with the information supplied in the Financial Statements.

Having said that, the Auditors have also examined the specific issue of the going concern assumption in the widest context in the exercise of their own supervisory and monitoring duties on occasion of the preparation and approval by the Bank of the Financial Statements as at 31 December 2024.

The Control Body was thus able to verify the process for the preparation of the Financial Statements as at 31 December 2024 at the end of which the Directors, with regard to the evaluation of the assumption of going concern, came to the conclusions highlighted above. What was represented to this Board of Statutory Auditors on such issue, to the extent of its knowledge and its competence, was found to be consistent with the information on the Financial Report.

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In this regard, it should be noted that Consob on 10 December 2024, in the absence of elements of uncertainty as to the business continuity of the Company and the Group, fully revoked the disclosure obligations set forth in the provision of 22 April 2021 of the same Supervisory Authority.

At the end of our verification activities, taking into account the conclusions of the information reviewed, there is therefore reason to assert that the Bank’s administrative accounting system is able to ensure the correct representation of management events.

3.4 Supervisory activities on the statutory accounting audit

The Board of Statutory Auditors supervised, to the extent of its responsibilities, the statutory audit of the separate and consolidated financial statements through the ongoing exchange of information with the Independent Auditors PricewaterhouseCoopers Spa, appointed by the Shareholders’ Meeting of 11 April 2019 for the financial years from 31 December 2020 to 31 December 2028.

The Statutory Auditors has held numerous meetings with the same Company, during which they reviewed the audit plans relating to the interim financial statements as at 30 June 2024 and the separate and consolidated financial statements as at 31 December 2024 and has addressed the main risks and points of attention identified by the Independent Auditors.

The same PricewaterhouseCoopers, on 24 March 2025, transmitted the Reports issued pursuant to art. 14 of Italian Legislative Decree no. 39/10 and art. 10 of the Regulation (EU) no. 537/14.

From the review of these documents it was therefore acknowledged that:

•	in the opinion of the Independent Auditors, the financial statements provide a true and fair representation of the financial position of the Bank and Group as at 31 December 2023, as well as the economic result and cash flows for the financial year closed on that date, in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and adopted by the European Union and the provisions issued in implementation of art. 9 of Italian Legislative Decree no. 38/05 and art. 43 of Italian Legislative Decree no. 136/15;

•	the Independent Auditors point out that the Directors are responsible for applying the provisions issued by the European Commission Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (ESEF – European Single Electronic Format), to the Financial Statements and Consolidated Financial Statements as at 31 December 2023, to be included in the Annual Financial Report. The Independent Auditors have carried out the procedures described in the auditing standard (SA Italy) no. 700B in order to express an opinion on the compliance of the Financial Statements and the Consolidated Financial Statements with the provisions of the Delegated Regulation. In the opinion of the Independent Auditors, the Financial Statements and Consolidated Financial Statements as at 31 December 2024 have been prepared in XHTML format and the Consolidated Financial Statements alone have been marked in all significant aspects in accordance with the provisions of the Delegated Regulations;

•	in the opinion of the Independent Auditors, the Report on Operations and the specific information contained in the Report on Corporate Governance and Ownership Structures indicated in Article 123-bis, paragraph 4, of Legislative Decree No. 58/98 are consistent with the statutory and Consolidated Financial Statements;

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•	in the opinion of the Independent Auditors, the Report on Operations, excluding the section on consolidated sustainability reporting, and the specific information contained in the Report on Corporate Governance and Ownership Structure indicated in Article 123-bis, paragraph 4, of Legislative Decree No. 58/98 are prepared in accordance with the law.

The Board of Statutory Auditors was also able to examine the Report of the Independent Auditors PwC on the limited examination of the MPS Group’s consolidated sustainability reporting, pursuant to Article 14-bis of Legislative Decree No. 39 of 27 January 2010, which is referred to in the specific section.

PricewaterhouseCoopers Spa has highlighted the following key audit matters, which were also discussed by this Board of Statutory Auditors in the aforementioned meetings held with the Independent Auditors:

-	Evaluation of loans to customers for loans valued at amortised cost;
-	Assessment of legal risks;
-	Recoverability of deferred tax assets.

The Independent Auditors also provided this Control Body with the “Additional Report” (dated 24 March 2025), provided for by Article 11 of the aforementioned Regulation (EU) No 537/14. Pursuant to the same article and to Article 19, paragraph 1, letter a) of Legislative Decree no. 39/10, the Board of Statutory Auditors is required to forward this document, accompanied by its own evidence, to the Directors, together with the outcome of the audit carried out by PricewaterhouseCoopers Spa.

Based on the evidence obtained, the Independent Auditors did not identify any significant uncertainties regarding the Bank’s and the Group’s ability to continue as a going concern; points out, however, that neither the Directors nor the Independent Auditors can guarantee the future capacity of the Bank and the Group to continue to operate as a going concern.

This Report shows that, as part of the auditing activities carried out, no actual or suspected cases of fraud were identified and no significant issues were identified regarding cases of non-compliance, actual or presumed, with laws and regulations or provisions of the By-Laws.

In addition to this, it is noted that during the course of the audit assignment, more specifically in the process of preparing the financial statements and the consolidated financial statements, a number of areas of the internal control system requiring strengthening and/or areas requiring potential improvement were identified by the Auditor and brought to the attention of Management and the Heads of Governance activities. In this regard, the Board of Statutory Auditors, in agreement with the Independent Auditors, will constantly monitor them as part of its supervisory activities.

At the date this report was submitted, the Board of Statutory Auditors did not find any critical elements regarding the independence of the Independent Auditors or causes of incompatibility. In this sense, it also received confirmation from the Independent Auditors, expressly contained in the aforementioned reports, both in the supplemental and standard reports, that PricewaterhouseCoopers Spa has not provided services that are prohibited pursuant to art. 5, para. 1 of the aforementioned Regulation.

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With reference to the aforementioned Consob Communication no. 1025564 of 6 April 2001 and subsequent amendments, note that in 2024 the Bank granted the Independent Auditors additional assignments for “certification services” in addition to the audit, for fees in the amount of EUR 877 thousand (amount net of VAT, ancillary costs and Consob contribution), as reported in the Notes, to which reference is made for that which is not expressly reported herein.

At Group level, this amounted to EUR 952 thousand for “certification services”.

The aforementioned assignments were granted in compliance with the limits established by the “Group Policy on granting and revoking assignments to the Independent Auditors”, which the Bank has internally adopted and in accordance with the provisions of EU Regulation no. 537/14.

As stated in paragraph 1 of this Report, to be also noted is the proposal that this Board of Statutory Auditors submitted to the Board of Directors during the year concerning PwC’s request for the integration of the fees for additional and supplementary auditing activities with respect to the independent auditor services, which were included in the initial proposal for the appointment approved by the Bank’s Shareholders’ Meeting on 11 April 2019.

After the end of the financial year and in connection with the overall voluntary Public Exchange Offer transaction pursuant to Articles 102 and 106 of Legislative Decree No. 58/98 promoted by Banca MPS and concerning the ordinary shares of Mediobanca Spa, the following tasks were assigned to PwC with total fees of EUR 1,900,000:

1.	Fairness opinion pursuant to Article 2441 of the Italian Civil Code, Article 158 of the Consolidated Law on Finance and Article 70 of the Regulation on Issuers;
2.	Voluntary report on the criteria adopted by the Board of Directors to determine the exchange ratio.

These amounts are to be considered net of VAT and expenses, which in any case may not exceed the limit of EUR 50,000 for the assignment referred to in point 1 alone.

The appointments in question were conferred by resolution of the Board of Directors with the prior authorisation of this Board of Statutory Auditors.

3.5 Supervisory activities on the financial reporting process

The Board of Statutory Auditors performed the functions of the Internal Control and Audit Committee envisaged for entities of public interest by the Consolidated Law on Statutory Auditing, analysing and monitoring the financial reporting process, examining and following the orderly execution of the work plan prepared by the Independent Auditors (for both financial statements as at 30 June 2024 and 31 December 2024) and verifying its adequacy with respect to the size and organisational and business complexity of the Bank.

This Control Body also interacted with the Financial Reporting Officer from whom it received assurance, including through the specific Certification Report of the Financial Statements, on the consistency between the information reported therein and the results of the accounting applications in use at the Bank. Similar dialogue was conducted for the information contained in press releases and presentations to analysts.

The matter, specifically regulated also in the Bank’s internal regulations, was audited by this Board in relation to the reliability of financial information communicated by the Company.

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As part of its risk disclosure, the Bank identifies as risks of high significance the credit risk, market risk and operational risk (including legal risk), business risk and strategic risk, as well as Funding Risk and Liquidity Risk.

In the area of credit risks, the Directors placed special emphasis on the incorporation of climate and environmental risks in the determination of expected losses.

With reference to the risks related to regulatory stress test exercises, it should be noted that the Montepaschi Group has been included in the sample of banks called to carry out the next EBA EU-Wide Stress Test that will take place in the first half of 2025.

During the year, legal risks, which include all litigation, out-of-court claims and contractual risks, decreased slightly, with provisions substantially in line with the previous year.

Also in 2024, the Statutory Auditors, with the contribution of and constant discussions with the Group General Counsel and the Financial Reporting Officer, devoted special attention to this issue in order to assess its adequate monitoring, the correctness of the valuation process and the consequent recognition in the Financial Statements.

At the conclusion of this activity, the Statutory Auditors have acknowledged that, in application of the provisions of international accounting standard IAS 37, the Bank had availed itself of the option granted by the same standard not to provide detailed disclosure on the provisions set aside in the financial statements if such information may seriously jeopardise its position in disputes and in potential settlement agreements.

Management overlay

The Board of Statutory Auditors closely monitored the valuation approaches adopted by the Bank (the so-called overlay approach and post-model adjustment), within the framework of the calculation of value adjustments, which were the subject of various in-depth discussions with the relevant structures and with the Independent Auditors.

Overall, the Bank, in terms of management overlay, decided to operate, for the purposes of the Consolidated Financial Statements as at 31 December 2024, in substantial methodological continuity with what was done for the purposes of the 2023 Financial Statements. This without prejudice to the transitional nature of the aforementioned management overlays linked to the capacity of expected credit loss models to recognise emerging risks, in addition to the consideration that results deriving from models calculating expected losses are influenced by macroeconomic scenarios largely dependent on phenomena that are not fully consolidated and in any case still subject to extreme variability and uncertainty.

The management overlays used for accounting valuations as at 31 December 2024 resulted in higher adjustment provisions of about EUR 69.2 mln (up by about 28% from 31 December 2023 - about EUR 54 mln). In detail, they can be traced back to the following events:

-	C&E scenarios. In continuity with the previous year, the Group has factored climate-environmental risks into the ECL calculation models for the year 2024, estimating the impacts that the different transition scenarios may produce on the accounting models currently in use, taking into account that these are scenarios characterised by transition policies and

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implementation times that can significantly affect various macroeconomic indicators. The estimation of the aforementioned risks was conducted through managerial adjustments with respect to the evidence of the “core” model, resulting in an increase in expected losses of EUR 23.4 mln (EUR 38.1mln at 31 December 2023). The downward change is due to using an updated scenario in which a smaller contraction in the global economy is forecast that used for the 2023 assessments.

-	Floating-rate retail mortgages classified as stage 2. The analysis of the default rates observed in 2024 on variable-rate mortgages confirmed the signs of criticality observed in 2023, leading the Group to maintain the application of a correction on retail loans with variable-rate mortgages, determined through a sensitivity analysis carried out on the income ratio in a stress scenario. The application of this adjustment resulted in higher provisions of EUR 25.2 mln, up from the EUR 9.7 mln accrued in 2023, as a result of the increased instalment/income ratio, which factors in the impact of interest rate rises during 2024.

-	Backtesting analysis on positions classified as non-performing, which revealed, at an overall level, a conservatism of both statistical and analytical provisions, also highlighting for some clusters of the statistical LGD actual rates slightly higher than those estimated. The higher adjustments, amounting to EUR 20.6 mln as at 31 December 2024, were recognised in the income statement.

Valuation of tax assets – Deferred Tax Assets (DTA)

For the purpose of the valuation of the DTAs, the taxable income for future years was estimated, in line with what has been done since 30 June 2024, on the basis of the expected evolution of the Bank’s income statement inferred from the income projections contained in the Group’s 2024- 2028 Business Plan, approved by the Board of Directors on 5 August 2024.

As a matter of prudence, for the purposes of the valuation for the 31 December 2024 Financial Statements, the positive trend in economic results for future years outlined in the aforementioned Business Plan was limited to the first three years following the Financial Statements date (2025-2027).

In order to reflect the level of uncertainty that characterises the actual realisation of long-term forecasts, a discount factor was applied to the forecast operating results (Risk-adjusted profits approach) equal to 9%, unchanged compared to that used for the previous Financial Statements.

Income taxes for the period recorded a positive contribution of EUR 506 mln (EUR 345 mln at 31 December 2023), mainly attributable to the revaluation of DTAs, as a result of the update of the Group’s income projections carried out from the second quarter onwards based on the new 2024-2028 Business Plan, net of tax relating to profit for the period.

Although not summarised here, please refer to the exhaustive information provided in “Part B” of the Notes, where reference is made to the types of risk and the related hedging policies.

In performing the supervisory duties attributed by reference regulations, this Control body verified the consistency of the specific periodic information provided to the Authority and the public with the events and occurrences noted over time, along with overall consistency with the disclosure submitted by the Directors in Board meetings and the profit and loss and financial position statements prepared during that period.

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ESMA Priorities 2024

In preparing the Consolidated Financial Statements, the Bank has also taken into account, to the extent applicable, the supervisory priorities that the European Securities and Markets Authority (ESMA) published in October 2024, with its Public Statement divided into specific sections covering financial reporting, sustainability reporting, ESEF reporting, and general considerations present in previous years’ statements.

Concerning the European Single Electronic Format (ESEF) for annual financial reports, Delegated Regulation (EU) 2025/19 was published on 15 January 2025, amending the regulatory technical standards as regards the 2024 update of the taxonomy for the single electronic financial reporting format. The Group did not make use of the option to anticipate the application of the new rule; so for the 2024 financial year, the schedules and notes to the consolidated financial statements were “marked up” using the ESEF Taxonomy 2022.

Tax Credits

With reference to tax matters, the Board of Statutory Auditors notes that the item “Other Assets” in the Balance Sheet includes tax credits acquired from a third party (transferee of the tax credit) in connection with the “Cura Italia” and “Relaunch” decrees (the so-called Ecobonus and Sismabonus), as they do not represent, for the purposes of international accounting standards, tax assets, public grants, intangible assets or financial assets.

The Group purchases credits on the basis of its tax capacity with the aim of holding them and using them for future offsets; therefore, these credits are linked to a Hold to Collect Business Model and recognised at amortised cost , which takes into account the purchase price and the net accrued fees at the end of the relevant financial year, with representation of the remuneration in the interest margin over the recovery period.

The corresponding book value disclosed under the aforementioned heading “Other Assets” for the financial year 2024 amounts to about EUR 1.8 bn, with an impact of about EUR 109 mln on the item interest income.

It should also be noted that the total amount of receivables acquired and requests for assignment being processed for this category of receivables, as of 31 December 24, is in line with the estimated total tax capacity, i.e., the tax/contribution payments that the Group expects to make and that are available for offsetting with tax credits from the “Building Bonus”. This valuation also takes into account the significant decrease in the estimated prospective “Tax Capacity” caused by changes to the rules underlying the use of tax credits purchased introduced by Italian Law no. 67 of 23 May 2024, which converted Italian Decree Law no. 39/24 (the tax benefits decree) into law, with amendments.

Property valuation

As at 31 December 2024, the fair values of all real estate assets were updated; the valuation methodologies applied remained unchanged from the previous valuations at 31 December 2023 and 30 June 2024.

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As regards the economic and equity impact for the MPS Group, the net negative effect for the year 2024 totalled EUR 42.7 mln, of which EUR 42.9 mln attributable to the parent company, gross of the related taxation.

4. Supervisory activities of Sustainability Reporting

Legislative Decree no. 125/24 (hereinafter also Decree), which transposes into Italian law the so-called Corporate Sustainability Reporting Directive (CSRD), as set forth in Directive (EU) 2022/2464, concerning corporate sustainability reporting, has reformed the previous regulations on the disclosure of non-financial information and stipulates that companies obliged to sustainability reporting must include the information necessary for understanding the impact of sustainability issues on the company and the group in a special section of the “Report on Operations”.

Pursuant to this Directive, as of 31 December 2024, the Sustainability Report, prepared on a consolidated basis, is part of the Report on Operations of the consolidated financial statements, together with the Sustainability Report attestation required by Article 154--bis of Legislative Decree No. 58/98, paragraph 5-ter issued by the Financial Reporting Officer and the Chief Executive Officer.

It should be noted that for this Report, the Group was neither required to mark up the sustainability information nor to prepare the Report on Operations in XHTML, as this obligation was postponed until 31 December 2025.

For the purpose of supervising compliance with the provisions established by the regulations on Sustainability Reporting, the Board of Statutory Auditors, during the 2024 financial year, received from the Structures in charge of the relevant process, with the established periodicity, the required information flows, which were regularly discussed during its meetings, which were attended by the latter structure provides operational support to the CFO and is responsible for overseeing the sustainability reporting regulations, coordinating and implementing the related projects, as well as directing the preparation of disclosures, in continuous interaction with the Bank’s various Structures. Meetings were also held with the Financial Reporting Officer and with the Independent Auditors PricewaterhouseCoopers Spa.

The consolidation perimeter of the Sustainability Report coincides with the consolidation perimeter of the Consolidated Financial Statements, and therefore includes the Parent Company BMPS and the subsidiaries consolidated on a line-by-line basis within the Consolidated Financial Statements, which are exempt from individual sustainability reporting in accordance with the provisions of Legislative Decree no. 125/24, art. 7, paragraph 1, as they are included in the consolidated Sustainability Report of the Parent Company.

In order to fully grasp the compliance of business processes with the standards required by the pro-tempore regulations in force for Sustainability Reporting, the Bank has adopted a control framework that is based on the identification of: (i) the owner functions responsible for performing line controls to ensure the completeness, accuracy, reliability and timeliness of the information provided for sustainability reporting purposes; (ii) the subsidiaries, within the reporting boundary, responsible for carrying out line controls to ensure the completeness, correctness, reliability and timeliness of the information; (iii) the Sustainability and ESG Function, which performs an annual

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dual materiality analysis in accordance with CSRD requirements in order to identify relevant and reportable datapoints; (iv) Corporate control functions entrusted with control activities in their area of responsibility; (v) the ICT Function, which oversees the process for the Information Technology component, ensuring data integrity; (vi) the Financial Reporting Officer and the Chief Executive Officer expressing an opinion on the compliance of the Sustainability Report with the reporting standards applied pursuant to Directive 2013/34/EU and Legislative Decree No. 125 of 6 September 2024, by means of a statement of compliance.

Also taking into account the indications provided by the National Council of Chartered Accountants as well as Assonime Circular no. 21 of 7 November 2024 (“The new rules on corporate reporting and disclosure obligations in the field of sustainability”), the Board of Statutory Auditors paid particular attention to the activities implemented by the Bank, which have led to significant changes for the Group, in terms of processes, contents and methodologies, in order to comply with the new regulatory provisions on Sustainability Reporting with specific regard to responsibilities in the field of sustainability, distributed among the Bodies and Functions of the Bank according to four guidelines: strategy, actions and policies, risk factor management, monitoring and reporting.

During the 2024 financial year, this Control Body, also through the participation of its members in the Risk and Sustainability Committee, as well as in the Board of Directors, took note of the information flows provided to the Governance Bodies, both quantitative and qualitative, functional to the definition of the Sustainability Report and the new methodology adopted for the dual materiality analysis, aligned with the regulatory requirements of the European Sustainability Reporting Standards (ESRS), the reference guidelines and the Group’s internal developments.

The process adopted for the purpose of conducting the double materiality analysis, which presents a greater degree of detail compared to the analysis presented in the “Consolidated Non-Financial Statement 2023”, was developed in accordance with both the reference standards and the Group’s business context and through a dialogue with stakeholders.

The Board of Statutory Auditors has acknowledged that, pursuant to Article 154-bis, paragraph 5-ter, of the Consolidated Law on Financial Intermediation, the Financial Reporting Officer, together with the Chief Executive Officer, certify, in a specific Report, that the Sustainability Reporting included in the Report on Operations has been prepared in accordance with the reporting standards applied pursuant to Directive 2013/34/EU of the European Parliament and of the Council, of 26 June 2013 and the legislative decree adopted in implementation of Art. 13 of Law No. 15 of 21 February 2024 and with the specifications adopted pursuant to Article 8(4) of Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020.

In this regard, this Control Body met periodically with the Financial Reporting Officer, who initiated, in particular, the “Control Law 262 and Tax Compliance” Structure, in view of the new regulatory obligations, starting from the first half of 2024, an activity of study, in-depth analysis and analysis of the new sustainability reporting standards (ESRS) and took part in the CSRD Project Working Group - New Sustainability Reporting, together with the contacts of the Financial Reporting and Accounting Function and the Sustainability and ESG Staff.

During the course of the year, as reported to the Board of Statutory Auditors, the same Structure conducted: (i) adequacy and effectiveness checks to support internal certification of compliance of Sustainability Reporting; (ii) analysis aimed at implanting the first set of controls on the Sustainability Reporting process; (iii) checks on the overall compliance of sustainability disclosures

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with ESRS standards in order to ensure consistency between the outcomes of the double materiality, the scope of datapoints considered relevant for reporting purposes and the disclosures made with respect to what is required by regulations.

Considering that the control model adopted for the 2024 financial year represents the first definition of the model set up for the purpose of preparing the Sustainability Report in the FTA (Fault Tree Analysis) phase, the Board of Statutory Auditors positively assesses the suggested methodological refinements that will be implemented by the Structure for a more precise verification of the compliance of the Sustainability Report with the reference regulations and ESRS standards.

Given the activities carried out, the Financial Reporting Officer did not report any significant critical issues that could affect the opinion on the issuance of the certification of compliance with the reporting standards pursuant to Directive 2013/34/EU, Legislative Decree no. 125 of 6 September 2024 and EU Regulation 2020/852.

The main issues brought to the attention of the Control Body by the Financial Reporting Officer, as possible areas for improvement on sustainability reporting to be further investigated during the 2025 financial year, specifically relate to the following: (i) possible methodological developments on double materiality analysis; (ii) IT implementations (reduction of manual labour for feeding taxonomy tables and formalisation of sustainability expenditure); (iii) formalisation in corporate law of the new Sustainability Reporting process with roles and responsibilities; (iv) integration of the system of controls.

Similarly, the Board of Statutory Auditors monitored the certification activities of the Sustainability Report by setting up a regular exchange of information flows with the Independent Auditors PwC and sharing with the auditors the methodological framework adopted for the purpose of carrying out the aforementioned assignment.

At the conclusion of the independent verification activities conducted by PwC, the Board of Statutory Auditors acknowledges the contents of the relevant Report on the Limited Examination of the Sustainability Report for the year ended 31 December 2024, which certifies that no evidence has come to its attention that would suggest that:

-	the Sustainability Report of the MPS Group has not been prepared, in all significant aspects, in accordance with the reporting standards adopted by the European Commission pursuant to Directive 2013/34/EU (European Sustainability Reporting Standards “ESRS”);
-	the information contained in the paragraph “Disclosure pursuant to Article 8 of Regulation (EU) 2020/852 (EU Taxonomy Regulation)” of the consolidated sustainability report has not been prepared, in all material respects, in accordance with the aforementioned Article 8.

PwC also certifies that, in the course of its own verification activities relating to Sustainability Reporting, no elements of non-compliance and/or violation of the relevant regulatory provisions came to its attention.

PricewaterhouseCoopers, after the filing date of this Report, will issue a Letter of Suggestion in a manner and timing to be agreed with the Bank’s Management.

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Conclusions

The Board of Statutory Auditors, therefore:

. having acknowledged the certification of the Financial Reporting Officer;

. having acknowledged the contents of the Independent Auditors’ Report on the Montepaschi Group’s Sustainability Reporting for the year ended 31 December 2024,

certifies that, in the course of its own verification activities relating to Sustainability Reporting, no elements of non-compliance and/or violation of the relevant regulatory provisions came to its attention.

As part of the performance of its assigned supervisory tasks, this Control Body also monitors compliance with the requirements in terms of publicity of the Sustainability Report, verifying that the same information included in the Report on Operations, as well as the report certifying compliance pursuant to Article 14-bis of Legislative Decree No. 39 of 27 January 2010, are published in the manner and within the time limits set forth in articles 2429 and 2435 of the Italian Civil Code and on the Bank’s website.

5. Remuneration policies

In 2024, the Board of Statutory Auditors monitored the remuneration aspects that characterise the MPS Group, through the constant participation of the Statutory Auditors in the meetings of the Remuneration Committee, taking note of the activities (depending on the case, preliminary, consultative and propositional) carried out by the aforementioned Board Committee, also for the purpose of issuing the opinions required by the relevant regulations.

The Board of Statutory Auditors has acknowledged that the Board of Directors, on the proposal submitted by the Remuneration Committee and upon receiving the opinion of the Risk and Sustainability Committee, at the meeting of 14 March 2025, has approved, to the extent of its area of competence pursuant to the legislation in force at the time, the Report on the Remuneration Policy and Compensation Paid to MPS Group personnel, including the following two sections: “2025 Group Remuneration and Incentive Policy 2025” and “Compensation Paid”.

This Report, which fulfils the disclosure obligations provided for by Consob regulations and the Bank of Italy’s Supervisory Provisions, will be submitted for approval to the Shareholders’ Meeting called for 17 April 2025.

In particular, the Board of Statutory Auditors reserved specific interest for the remuneration paid to the Corporate Officers appointed as members of the newly-established IT and Digitalisation Committee, which was defined in a logic of continuity and consistency with the remuneration already envisaged for the members of the Appointments, Remuneration and Related Party Transactions Committees.

The 2025 remuneration policies, defined in substantial continuity with 2024, incentivising merit and the achievement of strategic objectives, through a fair and measurable system that values individual and collective performance, are found to fully support the 2024-2028 Business Plan. Confirming, moreover, the Bank’s constant commitment and the central role of diversity and inclusion in its human capital development strategy, it is worth noting that it has maintained its Gender Equality Certification for the year 2024, with a significant improvement in its rating compared to the previous year.

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Faced with Consob Warning Notice of 11 February 2025 on the subject of “Compliance with ‘sustainable finance’ obligations by managers”, complementary to the Commission’s call for attention no. 1/24 of 25 July 2024, the Board of Statutory Auditors has acknowledged that the variable remuneration system of all the Bank’s employees also considers ESG issues among its non-financial objectives, through a specific objective consisting of various KPIs that do not, however, concern the provision of investment services.

The incentive system envisaged for 2025, compared to 2024, confirming the bonus pool funding approach in close correlation with the results achieved and the prospective riskiness, has the purpose of supporting the focus of the Group’s personnel on the achievement of the objectives defined in the 2024-2028 Business Plan.

With regard to the allocation of variable remuneration, the 2025 remuneration policies provide that such instruments, in addition to being gender-neutral, are also activated to the extent that there is economic capacity within the values envisaged in the 2025 RAS and, in particular, within the overall annual allocation for variable remuneration determined in accordance with the Supervisory Provisions.

In light of the Supervisory Provisions, the Board of Statutory Auditors acknowledges that the 2025 remuneration policies provide that the combination of fixed and variable components (pay mix) is established in advance for each sub-category of staff, so as not to induce risky, short-term oriented behaviour.

Following the finalisation by the MEF of the further sale of the shareholding (which took place with two separate transactions in March and November 2024), the shareholding held in Banca MPS stood at approximately 11.7% of the share capital with the consequent fulfilment of Commitment No. 12. As officially communicated by the European Commission, some Commitments, including Commitment No. 5 (“Remuneration of the Bank’s Employees and Managers”) ceased as a consequence of the aforesaid sale.

To complement the remuneration offer, in continuation of what was recognised in 2024, the remuneration policies for 2025 provide for: (i) an incentive system dedicated to the Identified Staff (PPR) and other key staff and (ii) incentive systems for other personnel.

In particular, in line with applicable regulations and supervisory guidelines on the matter, the Group’s Remuneration Policies provide that a portion of any variable remuneration to be paid to the Identified Staff is to be paid in financial instruments and, in particular, shares or instruments linked to them.

The incentive system dedicated to the remaining Group personnel, the allocation of which is in any case subject to the achievement of annual targets at Group and Structure level, including non-financial targets, also taking into account the professional contribution and the activities performed, also includes a bonus system, defined with a specific trade union agreement, which may also provide for welfare payments.

The Board of Statutory Auditors, also availing itself of the discussions with the Human Resources Function, has acknowledged that the 2025 incentive system, in compliance with the current regulations on “Transparency of banking and financial transactions and services”, as well as the recent updates on MIFID, not being based solely on commercial objectives, is consistent with the

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company’s values and long-term strategies, inspired by criteria of diligence, transparency and fairness in relations with customers, containment of legal and reputational risks, and protection and customer loyalty.

In line with what was proposed in the previous financial year and in compliance with the applicable regulations and supervisory guidelines on the subject, the proposals on the 2025 Incentive System and on the Plan to use “Phantom Shares” will be submitted to the Shareholders’ Meeting of 17 April 2025 to meet possible future commitments related to the payment of given amounts as an incentive for the achievement of previously set objectives and for the early termination of employment or early termination of office (severance pay) intended for the “Identified Staff” of the Group Companies.

In this regard, it should be noted that the proposals drawn up by the Remuneration Committee were approved by the Board of Directors on 14 March 2025, with the positive opinion of the Risk and Sustainability Committee and, having regard to the positions of the Chief Executive Officer and General Manager, pursuant to the provisions set forth in articles 2389 of the Italian Civil Code and 26 of the By-Laws, of the Board of Statutory Auditors.

At the same Board meeting, the Remuneration Committee also submitted the managerial performance evaluations and the 2024 bonus of the Control Functions, the Deputy Chief Commercial Officer, the Chief Financial Officer, the Financial Reporting Officer and the Chief Executive Officer/General Manager. For the latter, with reference to the 2024 bonus, this Board of Statutory Auditors has issued a specific opinion, pursuant to the aforementioned articles.

The Board of Statutory Auditors points out that as evidence of the Bank’s policies to enhance diversity and the inclusion of human capital, with a particular focus on the gradual and substantial reduction of the gender pay gap, in 2024, 56.5% of staff remuneration interventions were made in favour of the female gender.

This Control Body has acknowledged the opinion issued by the Compliance Function on the assessment of the conformity of the remuneration and incentive policies with the regulatory framework and the Supervisory provisions. The Compliance Function also carried out additional activities and checks in the financial year 2024 to ascertain the actual compliance of the incentive scheme with the regulations. All the activities carried out lead to an assessment compliant with both the aspects of competence relating to the implementation of the 2024 Policies, and with regard to the proposed 2025 Remuneration Policies.

The Board of Statutory Auditors also examined the report of the Audit Function, which accounts for the findings of the audits it conducted in 2024 on the implementation of the Group’s remuneration and incentive system: (i) the compliance of remuneration practices with the policies approved by the Shareholders’ Meeting on 11 April 2024, as well as with relevant external regulations; (ii) the adequacy of the process followed to define the 2025 Remuneration and Incentive Policies.

The Risk Control Function also considered that the planned remuneration and incentive policies and the consequent forms of variable remuneration reported in the Remuneration Report for 2025, are on the whole consistent with the Montepaschi Group’s Risk Appetite Framework and with the numerical thresholds expressed in the Group’s Risk Appetite Statement and related cascading down for the year 2025 (RAS 2025) approved by the Board of Directors.

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The Board of Statutory Auditors noted that the Risk Management Function also verified the remediation of some specific recommendations formulated by the Supervisor during the SREP Decision 2024 regarding the remuneration framework, among which the expansion of the Group’s “gate” system to include the new indicator MREL Overall Requirement on TREA, which must be greater than the Risk Tolerance RAS 2025.

For the purposes of the Report, although the aforementioned specific gate on MREL compliance was introduced this year, the Risk Management Function nevertheless verified - for greater conservatism - that compliance with all regulatory constraints was explicitly mentioned for the disbursement of any form of variable remuneration.

6. Other information

6.1 Relations with subsidiaries

Relations within the Montepaschi Group are managed on the basis of a “Group Operating Governance Regulation”, which governs and coordinates the Group’s activities and ensures the achievement of results through defined rules and clear mechanisms for assigning management responsibilities, in compliance with the instructions issued by the Supervisory Authorities in the interest of the Group’s stability.

During the 2024 financial year, the Board of Statutory Auditors regularly monitored the adequacy of the instructions given to the Subsidiaries, also pursuant to Article 114, paragraph 2, of the Consolidated Law on Finance, availing itself of the support of the Parent Company’s Corporate Control Functions, also by virtue of the centralisation of the corresponding Functions of the Italian subsidiaries (Widiba and MPS Fiduciaria).

This Control Body acquired periodic information flows during the year concerning the evolution of the process of the sale of the Subsidiary “Monte Paschi Banque S.A.”, as well as the relative accounting in the Financial Statements, as better detailed in paragraph 2.1.

During 2024, the Board of Statutory Auditors was in constant contact with the corresponding control bodies of the companies. This initiative, for the subsidiary MPS Fiduciaria, was also facilitated by the fact that Ms Linguanti also holds the same office of Statutory Auditor in the aforementioned Company.

As also provided for by Art. 151, paragraph 2 of the Consolidated Law on Finance and the Supervisory Provisions of the Bank of Italy, during the financial year and in the first months of 2025, special meetings were held with the Boards of Statutory Auditors of the main Subsidiaries, during which attention was focused, in particular, on the general performance of the Company’s business, any observations on the financial statements, the outcomes of the meetings with the appointed independent auditors, the functioning of the internal control system, risk controls, governance and any irregularities encountered in the performance of activities by the independent auditors, and intragroup information flows.

Taking into account the relations with the corresponding Control Bodies of the aforementioned Subsidiaries, as well as the evidence presented by the Parent Company’s FACs, from which no critical issues worthy of reporting emerged, the Board of Statutory Auditors has no observations

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to make on the adequacy of the internal regulations necessary to acquire sufficient information flows to ensure the timely fulfilment of the reporting obligations required by law.

6.2 Audits by Supervisory Authorities

As part of the prudential supervision programme adopted by the ECB, to which the Parent Company is subject, reference is made below to the inspection activities carried out by the Supervisory Authority during 2024 and the main communications with the same, referable to inspections carried out in previous years.

In the latter area, all activities under the Action Plan defined following the ECB's 2022 inspection of credit and counterparty risk (OSI-2022-ITMPS-0198380) were completed in the first half of 2024; effective closure of remedial actions was also confirmed by the asseveration activities conducted by the Audit Function.

As at 30 June 2024, on schedule, the implementation of remedial actions related to the 2022 Targeted Review on Residential Real Estate was also completed, aimed at analysing the risk management methods for the retail residential mortgage portfolio.

In October 2024, the Bank was included in a Deep Dive audit on UTP loans, with a focus on governance and monitoring processes and a specific credit file review; the Parent Company received the draft letter in February 2025 and is awaiting final letter.

Remaining in the area of credit, from November 2024 until the end of February 2025, the ECB carried out a new inspection activity (OSI 0240556) related to the SME segment, which focused on compliance with IFRS9, the examination of credit processes and the conduct of a specific Credit Quality Review, the results of which are not yet known.

In December 2024, the Bank was informed about the start of an on-site audit on Internal Governance and Risk Management (OSI 0259894) as of February 2025, which is part of the Supervisory Programme 2025. On 24 February, the kick-off meeting took place, the inspection will last about 12 weeks and its results will be considered in the framework of the SREP Decision 2026.

With reference to the inspections on internal models for measuring credit risk - the so-called IMI "Internal Model Investigation" - during the year the Bank completed the implementation of the remedial action plans related respectively to the inspections (i) IMI-0227377 of 2023, concerning the extension of the advanced models on credit risk to the WIDIBA Subsidiary and (ii) IMI-0197502 of 2022, on the Model Change 2021 request for authorisation of material changes on credit risk models.

On 9 December 2024, an on-site inspection was initiated by the ECB to assess the Bank's application for a Model Change (MC 2024) for credit risk models.

In 2024, the Group continued to implement the plan to integrate climate and environmental risks (C&E) into the risk management framework, in line with recommendation received from the ECB as part of the specific Thematic Review launched at the beginning of 2022.

In particular, in order to pursue a further strengthening of certain environmental risk issues, with particular reference to non-climate environmental risk factors, as indicated by the Supervisory Authority in the Feedback Letter transmitted on 10 July 2024, the Group set up a specific plan of activities, all of which were completed during 2024.

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During the first quarter of 2024, the Parent Company also participated, together with 108 other banks (of which 11 Italian), in the data collection exercise "Fit-for-55 climate risk scenario analysis" conducted by the EBA, jointly with the ECB and SRB, aimed at assessing the progress made by banks in managing C&E risk data and aligning to best practices in this area; this revealed a good data collection capacity (both actual and estimated) on the part of the Bank, with results essentially in line with the peer group, both in terms of energy classification and emissions.

In the area of operational resilience, the Bank was selected by the ECB to participate in the 2024 cyber resilience Stress Test, aimed at assessing digital operational resilience in the event of a serious cyber security threat. In July, the ECB communicated the outcome of the exercise, highlighting five findings: the related remedial activities, which have already started and are part of the programme to strengthen the IT security posture and the project to comply with the DORA Regulation, will be concluded in 2025, based on a programme agreed with the Supervisory Authority.

During the second half of the year, the Supervision Authority conducted further investigations on the same topic of operational resilience; in fact, two Targeted Reviews were conducted, in the form of a self-assessment questionnaire, aimed respectively at analysing Cyber Resiliency and Outsourcing processes; its outcomes are expected by the first half of 2025.

During the second half of the year, the Bank was included in a Deep Dive audit on the digital transformation process, in order to verify the adherence of the adopted strategy and implemented processes to the expectations of the Supervisory Authority; the Draft Feedback Letter on the results of the audits was received, pending the final version.

Finally, the Bank's participation in the EBA EU-Wide Stress Test 2025 exercise was formalised, aimed at assessing the resilience of the European banking sector against hypothetical scenarios of geopolitical tensions and macroeconomic shocks; activities started in January 2025 and the results will be announced at the end of the first half of 2025.

The main communications with the national Supervisory Authorities are described below.

From 10 June 2024 until 9 August 2024, the Bank of Italy conducted an on-site inspection on Anti-Money Laundering matters, with the main focus on the renewal process of due diligence, the results of which were released on 12 December 2024. In this regard, a specific Action Plan has been defined and the activities summarised in it are being implemented.

In October 2024, an on-site inspection was carried out by the Data Protection Authority in order to verify compliance with data protection provisions, mainly focused on GDPR compliance and monitoring access to customers' economic and asset data. The Authority itself has not yet transmitted the results.

With regard to investment services, 2024 was characterised by the completion in November of the Action Plan that had been defined following the Inspection conducted by Consob on investment services from 3 May 2022 to 17 February 2023.

The Board of Statutory Auditors also carefully followed the set of discussions that the competent Bank Functions had with the Supervisory Authorities with regard to specific issues subject to inspections by the same Authorities.

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6.3 Complaints and petitions

In the period between 1 January 2024 and up to the date of filing of this Report (24 March 2025), two complaints pursuant to Article 2408 of the Italian Civil Code have been brought to the attention of this Board of Statutory Auditors.

In the first complaint, Mr Michele Di Bari, a shareholder of BMPS as holder of 1 ordinary share, in a nutshell: (i) advanced the request for information and certification of the nominal and unit value of the share issued by the Bank in execution of the reverse split of the ordinary shares preparatory to the share capital increase carried out in 2022 and (ii) claimed the allocation of the corresponding corporate dividend paid by BMPS on 22 May 2024.

With reference to this complaint, the Board of Statutory Auditors, after having preliminarily ascertained the status of shareholder and the occurrence of the prerequisites set forth in the first paragraph of Article 2408 of the Italian Civil Code, conducted the necessary in-depth investigations to verify the possible relevance and grounds of the grievances represented.

As a result of these investigations, the Control Body was able to find that the complaint filed by Mr Di Bari, which was vague due to the lack of clarity of its content, was unfounded in fact and in law. The general feedback provided by the Bank, to which the complaint was - among others - addressed, was correct.

The second complaint was filed, after the end of the financial year but before the filing of this Report, by Mr Marino Tommaso who, after the announcement by BMPS of the total and voluntary Public Exchange Offer operation involving the shares of Mediobanca Spa, asked to verify the reasons why the MPS share had fallen by about 10% and whether BMPS had considered the buyback possibility that Mediobanca had reserved for itself until June 2025.

Also in this case, the Board of Statutory Auditors verified the status of shareholder of the complainant, bearer of 1 ordinary share and, therefore, the occurrence of the prerequisites set forth in the first paragraph of Article 2408 of the Italian Civil Code.

At the end of its investigations, the Board of Statutory Auditors concluded that, in the circumstances highlighted by the shareholder, no censurable facts or, even less, circumstances constituting the prerequisites set forth in Article 2409 of the Italian Civil Code could be identified.

6.4 Corporate governance and the Corporate Governance Code

The overall "corporate governance" framework of the MPS Group is defined in accordance with the regulations in force, as well as the recommendations contained in the Corporate Governance Code, to which the Bank adheres.

The full application of the Principles and Recommendations of the Code, entails a balanced composition of the corporate bodies, the appropriate assignment of powers, the balanced differentiation of roles and responsibilities, as well as the prevention of conflicts of interest, and it bases its organisational foundations on effective controls, the identification and monitoring of all enterprise risks, adequate information flows and on corporate social responsibility and sustainability.

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The Board of Statutory Auditors has taken note of the information provided in the Annual Report on corporate governance and ownership structure for the year 2024, approved by the Board of Directors at its meeting on 14 March 2025, and has verified its compliance with art. 123-bis of the TUF, with the standard most recently released by Borsa Italiana, ascertaining the adequacy and completeness of the information contained therein as well as compliance with the provisions contained in the aforementioned Corporate Governance Code for Listed Companies.

The Board of Statutory Auditors, in consideration of its responsibility to supervise the methods of concrete implementation of the Code, has verified that the above-mentioned Report on Corporate Governance and Ownership Structure contains evidence of the "2024 Report" and the "Recommendations of the Committee for 2025" addressed to Italian listed companies by the Italian Corporate Governance Committee in a letter dated 17 December 2024.

In detail, the Board of Statutory Auditors acknowledged the results of the analysis conducted on the aforementioned Recommendations by the Board of Directors, expressed during the meeting of 14 March 2025, during which the Strategic Supervisory Board confirmed the substantial consistency of the corporate governance model adopted by the Bank with the Principles and Recommendations of the Corporate Governance Code. With regard to the indications contained in the Recommendations for 2025, concerning the completeness and timeliness of pre-meeting disclosures, the transparency and effectiveness of the remuneration policy, and the executive role of the Chairman, this Control Body has noted that the aforementioned Report contains details of the results of the analyses conducted, based on the "comply or explain" principle, according to which deviation from each recommendation of the Code must be clearly indicated, explaining the reasons that may be linked to factors internal and external to the Issuer, according to which the practice recommended by the Code may not be functional or compatible with its governance model.

The corporate governance system was also outlined in compliance with current regulations of the Code, banking and financial supervision. As a listed company and Parent Company of the Montepaschi Group, BMPS complies with Italian and supranational regulatory requirements for issuers of securities listed on a regulated market; as a bank, is subject to the laws, regulations and supervisory rules applicable to banks and banking groups.

Based on the criteria laid down in the Supervisory provisions concerning the corporate governance of banks, BMPS is a significant bank in terms of size and operational complexity and is subject to the prudential supervision of the European Central Bank.

The corporate governance adopted is broken down into coordinated rules and structures functional to the performance of the Bank’s activities and the pursuit of its strategies, guaranteeing transparent and accurate management of internal relationships amongst the various bodies and functions of the Company and between the latter and its shareholders, investors and other stakeholders relevant to the Bank.

The Bank and the Montepaschi Group adopt a Code of Ethics that forms the foundation of the Group's activities, which is also an important governance tool and an essential and integral part of Model 231. Its implementation is monitored and verified under the internal control system.

This Control Body, within the scope of the tasks assigned to it, has taken note of the proposed amendments to Articles 14 and 15 of the By-Laws, resolved upon by the Board of Directors in

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December 2024, authorised by the European Central Bank by means of a Decision sent to the Issuer on 13 March 2025 and which will be submitted to the Shareholders' Meeting called for 17 April 2024.

The proposed amendments, which are aimed at aligning the text of the By-Laws with the new regulatory framework and increasing the effectiveness and efficiency of the Bank's governance processes, introduce (i) in Article 14, the power reserved to the Board of Directors to identify a Designated Representative when calling each Shareholders' Meeting, whether ordinary or extraordinary, and (ii) in Article 15, a simplification of the process for co-opting new company directors.

In compliance with the Supervisory Provisions and related specific Regulation, the Board of Statutory Auditors, appointed for the three-year period 2023-2025 by the Shareholders' Meeting of 20 April 2023 and integrated by the Shareholders’ Meeting of 11 April 2024, underwent the self-assessment process for the financial year 2024, availing itself of the assistance of an external, independent advisor, expert in corporate governance practices and appointed in agreement with the Board of Directors for carrying out the relevant activities.

On 11 February 2025, the Board of Statutory Auditors concluded said self-assessment process on its adequacy in terms of composition and on the proper and effective functioning of the Body. The Board of Statutory Auditors, also on the basis of what was concluded by the advisor, who presented a document containing the results from the assessment activity performed and from which no specific areas for improvement of the operations of said Body are identified, has assessed its current composition as adequate, also in light of the diversity in terms of skills, expertise and experience, as well as gender, which ensure the effective functioning of the Body on an ongoing basis. In any case, taking a cue from the results of the assessment, the Board also formulated some considerations functional to an increasingly effective development of its operations.

As set forth in the Corporate Governance Code, the Board of Statutory Auditors has verified the correct application of the criteria and procedures aimed at meeting the requirements adopted by the Board of Directors for the annual evaluation of the independence of its non-executive members.

Similarly, the Board of Statutory Auditors also confirmed that its members meet the same requirements, moreover, introducing the adoption of adequate internal safeguards for the prevention of any potential conflict of interest which could alter its regular functioning; informing the Supervisory Authorities concerned.

The Board of Statutory Auditors verified its composition and outcomes of this verification, communicated to the Board of Directors as provided for by the same Code, confirm that all members of the Board of Statutory Auditors of the Bank meet the legal and regulatory requirements.

Pursuant to the provisions of the By-Laws and the applicable self-regulatory regulations, within the Board of Directors four Board Committees are established, with advisory and proposal functions: Risk and Sustainability Committee, Appointments Committee, Remuneration Committee, Related Party Transactions Committee. In September 2024, a fifth committee called the IT and Digitalisation Committee was established.

The Board Committees are composed of between three and five non-executive directors, the majority of whom are independent, with the exception of the Related Party Transactions Committee composed exclusively of independent directors. The members are chosen by ensuring

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the presence of at least one member belonging to the least represented gender in the Board and at least one director elected by the minorities (if any), consistent with the skills required to hold office and to ensure the effective performance of the relevant tasks. The Committees have adopted their own regulations, duly approved with specific resolutions of the Board of Directors.

The current composition of the Board Committees is compliant with the provisions of the By-Laws.

Constant and accurate information was exchanged with the Risk and Sustainability Committee, whose meetings are attended by all Statutory Auditors. In accordance with the Regulation of this Committee, at least the Chairman of the Board of Statutory Auditors or an Auditor designated thereby participate in the work of the committee. During the year, when deemed necessary, joint meetings of the Risk and Sustainability Committee were held with the Board of Statutory Auditors, also in order to guarantee a coordinated and timely review of the matters of common interest, encouraging their effective discussion in the joint presence of the Functions concerned.

The Board of Statutory Auditors also constantly attended the meetings of the Related Party Transactions Committee, the Appointments Committee, the Remuneration Committee and the IT and Digitalisation Committee.

On 12 December 2024, at the unanimous request of the independent directors, the Board of Directors appointed, with the abstention of the interested party, Ms Paola De Martini, independent Director, as Lead Independent Director of the Bank, in office until the expiration of the Board and therefore until the Shareholders' Meeting to be called to approve the Bank's Financial Statements for the year ended 31 December 2025.

The Board of Statutory Auditors also took note of the process followed by the Bank in identifying five new company directors to be co-opted following the resignation of five independent directors on 17 December 2024, in compliance with its "Policy of Dialogue with Shareholders and Investors".

With the unanimous resolution of the Strategic Supervisory Board and the positive opinion of the Board of Statutory Auditors, five new company directors were co-opted, pursuant to Article 2386 of the Italian Civil Code, confirming the consistency of the Board's collective composition with the criteria of adequate composition and collective diversification of the body: Mr Alessandro Caltagirone, Ms Elena De Simone, Ms Marcella Panucci, Ms Francesca Paramico Renzulli and Ms Barbara Tadolini.

Following the aforementioned reintegration of the Board of Directors, on 6 February the same body resolved on the new composition of the Board Committees and appointed their members.

The new Company Directors will remain in office until the Shareholders' Meeting called to approve the Financial Statements for the year 2024, which will have to make the necessary resolutions as provided for in Article 2386 of the Italian Civil Code.

The Board of Directors has set up a Supervisory Board 231/01 in charge of overseeing the functioning of and compliance with the 231 Model, as well as of ensuring that it is kept up to date. Information Flows are sent to this Board so that it can carry out constant monitoring of the activities at risk of commission of offences pursuant to Italian Legislative Decree 231/01, both concerning the Bank and its main Subsidiaries.

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The Supervisory Board 231, a collective body separate from the Board of Statutory Auditors, is composed of three members (meeting the requirements of integrity and professionalism), two of whom are external professionals, Ms Romina Guglielmetti and Mr Gianluca Tognozzi, and a Board Member, Ms Paola De Martini - appointed on 5 February 2025 to replace the resigning Mr Paolo Fabris De Fabris - with independence characteristics in accordance with the requirements set forth by the Corporate Governance Code. This Body has its own internal regulation governing its functions, composition and operating methods, as well as information flows with the Board of Directors and the Board of Statutory Auditors.

In this regard, in order to ensure the most complete performance of control activities, the functional and information liaison between the Board of Statutory Auditors and the Supervisory Board is ensured not only by the periodic exchange of the appropriate information flows, but also by the fact that the minutes of the Board's meetings, once approved, are transmitted and brought to the attention of the Board of Statutory Auditors. In this context, the Board of Statutory Auditors acknowledged the adequacy and effectiveness of the organisational model adopted pursuant to the relevant regulations.

6.5 Mediobanca Public Exchange Offer

On 24 January 2025, the Bank, pursuant to Article 102 of Legislative Decree No. 58/98 (Consolidated Law on Finance) and Article 37 of the Regulations adopted by Consob with resolution No. 11971 of 14 May 1999 (Issuers' Regulations), announced that on 23 January 2025 it had taken the decision to promote a voluntary, all-inclusive Public Exchange Offer pursuant to Articles. 102 and 106 of the TUF concerning all of the ordinary shares of Mediobanca - Banca di Credito Finanziario Spa amounting to 833,279,689 ordinary shares, representing 100% of the share capital and shares of Mediobanca Spa itself.

For each Mediobanca share tendered to the Offer, Banca Monte dei Paschi will offer a unit price of 2.3 newly issued ordinary shares or 23 shares for every 10 Mediobanca shares.

The Shareholders' Meeting convened for next 17 April is called to approve under item no. 1 on the agenda of the extraordinary part (i) the proposal to grant the Board of Directors, pursuant to Article 2443 of the Italian Civil Code, the power, to be exercised by 31 December 2025, to increase the Bank's share capital in one or more tranches, in a divisible manner, with the exclusion of option rights pursuant to Article 2441 of the Italian Civil Code, paragraph 4, first sentence, with the issue of a maximum number of 2,230,000,000 ordinary shares for a maximum amount of share capital equal to EUR 13,194,910,000, in addition to any overpricing to be released by means of a contribution in kind at the service of the voluntary Public Exchange Offer by Banca Monte dei Paschi di Siena for all the ordinary shares of Mediobanca Spa; (ii) the consequent amendment of Article 6 of the By-Laws.

For the purposes of the capital increase at the service of the Offer, the Board of Directors of MPS applied the civil law rules for the valuation of the Issuer's shares to be contributed.

In particular, the Bank appointed KPMG Corporate Finance, a division of KPMG Advisory Spa, to valuation the shares of Mediobanca, availing itself of the discipline set forth in Article 2343-ter of the Italian Civil Code, which concluded that the fair value of the aforementioned shares was not less than EUR 16.406 cum dividend or EUR 15.852 ex dividend.

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The Bank's Board of Directors also mandated the Independent Auditors PricewaterhouseCoopers to prepare, on a voluntary basis and in accordance with the criteria set forth in ISAE 3000 "revisedlimited assurance engagement", a report on the adequacy of the criteria adopted by the Board for determining the exchange ratio.

As a result of its activities, PwC concluded that no evidence had come to its attention that would suggest that the criteria adopted by the directors of MPS for the determination of the exchange ratio were not appropriate and that they had not been correctly applied.

For a complete examination, please refer to the "Explanatory Report of the Board of Directors on item no. 1 on the agenda of the Extraordinary Shareholders' Meeting of 17 April 2025” drafted pursuant to Article 125-ter of the Consolidated Law on Finance and Article 70 of the Issuers' Regulation published on 18 March 2025.

The Transaction is subject to the prior authorisations required by applicable law and industry regulations. On 13 February 2025, MPS filed the Offer Document with Consob. On the same date, the Bank submitted the following to the competent authorities: (i) the petitions to obtain the authorisations required by the sector regulations in relation to the Offer pursuant to Article 102, paragraph 4 of the TUF and Article 37-ter, paragraph 1, letter b) of the Issuers’ Regulations, and (ii) the notifications/communiques on antitrust and golden power matters.

The approval of the Offer Document by Consob, pursuant to Article 102, paragraph 4 of the Consolidated Law on Finance, may take place only after obtaining each of the prior authorisations by the respective competent authorities. At the closing date of this Report, the necessary negotiations with the same authorities to obtain these authorisations were still ongoing.

It should be noted that Banca MPS has prepared and published, pursuant to the Consob Regulation containing provisions on Related Party Transactions (RPTs), a similar Regulation of its own and the Bank of Italy Circular No. 285/13, a specific Information Document in order to provide shareholders and the market with the information required by the aforementioned regulations on the Capital Increase Transaction at the service of the Offer in question.

In fact, the Committee for Transactions with Related Parties deemed its competence regarding the Transaction to exist on the basis of an approach of maximum transparency and guarantee of fairness, considering the significance of the Transaction itself.

The capital increase is reserved to the shareholders of Mediobanca who will adhere to the Offer and, consequently, the assessment as to the application of the safeguards set forth in the Consob RPT Regulations and the MPS Regulations is a consequence of the circumstance that certain persons, having significant shareholdings in MPS, in excess of 3%, are also in the legitimate position of holding significant shareholdings in Mediobanca and, therefore, fall within the definition of "discretionary" related parties.

This increase therefore qualifies as a related-party transaction, as it is reserved for subscription by Mediobanca's shareholders (which include Delfin and Caltagirone with a stake of over 3%). The right of the latter to be able to analyse the Transaction from different perspectives and at different times, being at the same time shareholders in MPS and, with even higher percentages, in Mediobanca, constituted a central element in the analyses carried out for the purposes of applying the measures and safeguards required by the Consob RPT Regulation and the MPS Regulation.

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For the sake of completeness, the Bank clarified that all evaluations on the advisability of implementing the Transaction were carried out in full autonomy by the Bank's top management, taking into account that no party, given the intrinsic structure of the Transaction, being a voluntary public exchange offer not previously agreed upon, could have been involved in any kind of negotiation.

The Bank is also preparing for the benefit of the Shareholders' Meeting called for 17 April next the Information Document required by Article 70, paragraph 7, letter b) of the Issuers' Regulation No. 11971/99 with a specific illustration of the risks inherent in the Transaction.

*       *       *

The Board of Statutory Auditors has carefully monitored, ever since the board meeting that resolved to promote the Offer in question, every phase of the process implemented by the Bank, with particular regard to compliance with the rules governing transactions of this kind, in the authorisation and implementation stages.

This activity also took the form of the constant monitoring of interlocutions with the competent Supervisory Authorities, participation in the activities of the Board Committees and the Board of Directors, as well as the exchange of information with the competent Functions of the Bank.

The control activity by this Board of Statutory Auditors continues and will continue until the completion of the Transaction.

Conclusions

On the basis of what was illustrated above, we can confirm that nothing emerged that could be subject to reproach and no omissions or irregularities worthy of specific reporting to the Shareholders were found in the performance of the Company's activities in the fiscal year 2024.

Taking into account the information acquired in the course of its supervisory activities, as described in this Report, the Board of Statutory Auditors has not become aware of any transactions that have not been carried out in compliance with the law and the By-Laws and the principles of proper administration, that are not in the Bank's interest or that are manifestly imprudent or risky.

We acknowledge that the Directors, having assessed the outlook for the Bank's capital position and liquidity position over a time horizon of at least 12 months, believe that the Bank and the Group have a reasonable expectation of continuing to operate as a going concern and have therefore prepared the Financial Statements on a going concern basis.

Hence, the Board of Statutory Auditors, having considered the content of the Reports drawn up by the Independent Auditors, having acknowledged the declarations issued jointly, with a favourable outcome, by the Board of Directors, having heard the opinion of the Risk and Sustainability Committee and the Financial Reporting Officer, having no proposals to formulate pursuant to art. 153, paragraph 2 of the TUF, invites the Shareholders' Meeting to approve the

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Financial Statements of Banca Monte dei Paschi di Siena Spa for the year ended 31 December 2024 and the distribution of profit as proposed by the Directors:

(i)	to the legal reserve in an amount equal to 10% of the accrued profit corresponding to EUR 192,289,824.17 pursuant to Article 31 of the By-Laws;
(ii)	to the statutory reserve of an amount equal to 15% of the accrued profit corresponding to EUR 288,434,736.26, pursuant to Article 31 of the By-Laws;
(iii)	to the unavailable reserve of an amount equal to EUE 19,970,421.59, pursuant to art. 6 of Legislative Decree no. 38/2005;
(vi)	to the Shareholders, with the distribution of a unit dividend of EUR 0.86 for each outstanding share, eligible for the payment of dividends, for a total maximum amount of EUR 1,083,333,147.16;
(v)	to the extraordinary reserve of the remaining profit in the amount of EUR 338,870,112.53.

BOARD OF STATUTORY AUDITORS

Enrico Ciai
Chairman

Lavinia Linguanti
Standing Auditor

Giacomo Granata
Standing Auditor

Rome, 24 March 2025

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Reconciliation between the reclassified income statement as at 31 December 2024 and related statutory ac-counts

Item	Income Statement accounts	31/12/2024	Customer repayments	Reclassification of dividends on treasury stock transactions	Reclassification of the portion of profits from equity investments	Reclassification provision to BRRD and DGSD funds	Recovery of stamp duty and customers' expenses	DTA Fee	Restructuring costs (Personnel expenses for early retirement)	Restucturing costs (closure of Branches)	Securitization, Recapitalization and Commitment Costs	Training costs recoveries	Cost of credit	31/12/2024	Reclassified Income Statement accounts
			-	-	-	-	-	-	-	-	-	-	-	2,178.8	Net interest income
10	Interest income and similar revenues	4,648.9	-	-	-	-	-	-	-	-	-	-	-	4,648.9	
	of which interest income calculated applying the effective interest rate method	*3,841.1*	-	-	-	-	-	-	-	-	-	-	-	-	
20	Interest expense and similar charges	(2,470.1)	-	-	-	-	-	-	-	-	-	-	-	(2,470.1)	
			1.3	-	-	-	-	-	-	-	-	-	-	1,431.2	Net fee and commision income
40	Fee and commission income	1,595.4	1.3	-	-	-	-	-	-	-	-	-	-	1,596.7	
50	Fee and commission expense	(165.5)	-	-	-	-	-	-	-	-	-	-	-	(165.5)	
70	Dividends and similar income	58.3	-	(5.2)	-	-	-	-	-	-	-	-	-	53.1	Dividends, similar income and gains (losses) on equity investments
			-	5.2	-	-	-	-	-	-	-	-	0.2	133.9	Net profit (loss) from trading, from financial assets/liabilities measuerd at fair value and Net profit (loss) on disposals/ repurchases
80	Net profit (loss) from trading	127.8	-	5.2	-	-	-	-	-	-	-	-	-	133.0	
100	Gains/(losses) on disposal/ repurchase of:	(8.6)	-	-	-	-	-	-	-	-	-	-	(0.5)	(9.1)	
	a) financial assets measured at amortised cost	(7.7)	-	-	-	-	-	-	-	-	-	-	(0.5)	(8.2)	
	" b) Financial assets measured at fair value through other comprehensive income"	(0.3)	-	-	-	-	-	-	-	-	-	-	-	(0.3)	
	c) financial liabilities	(0.6)	-	-	-	-	-	-	-	-	-	-	-	(0.6)	
110	Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss	9.3	-	-	-	-	-	-	-	-	-	-	0.7	10.0	
	a) financial assets and liabilities designated at fair value	1.5	-	-	-	-	-	-	-	-	-	-	-	1.5	
	b) other financial assets mandatorily measured at fair value	7.8	-	-	-	-	-	-	-	-	-	-	0.7	8.5	
90	Net profit (loss) from hedging	(0.9)	-	-	-	-	-	-	-	-	-	-	-	(0.9)	Net profit (loss) from hedging
200	Other operating expenses/income	222.1	-	-	-	-	(205.4)	-	-	-	-	(2.6)	-	14.1	Other operating income (expenses)
160	Administrative expenses:	(2,003.1)	-	-	-	73.2	205.4	61.3	25.8	5.8	3.7	2.6	-	(1,625.3)	Administrative expenses
	a) personnel expenses	(1,225.1)	-	-			-	-	25.8	1.2	-	1.4	-	(1,196.7)	a) personnel expenses
	b) other administrative expenses	(778.0)	-	-	-	73.2	205.4	61.3	-	4.6	3.7	1.2	-	(428.7)	b) other administrative expenses
			-	-	-	-	-	-	-	0.3	-	-	-	(156.4)	Net value adjustments to property, plant and equipment and intangible assets
180	Net adjustments to/recoveries on property, plant and equipment	(95.5)	-	-	-	-	-	-	-	0.3	-	-	-	(95.2)	
190	Net adjustments to/recoveries on intangible assets	(61.2)	-	-	-	-	-	-	-	-	-	-	-	(61.2)	
130	Net impairment (losses)/reversals on	(361.6)	-	-	-	-	-	-	-	-	-	-	10.1	(361.4)	Cost of customers credit
	a) financial assets measured at amortised cost	(361.0)	-	-	-	-	-	-	-	-	-	-	5.9	(355.1)	130a) financial assets measured at amortised cost - customers
	" b) financial assets measured at fair value through other comprehensive income"	(0.6)	-	-	-	-	-	-	-	-	-	-	0.6	-	
			-	-	-	-	-	-	-	-	-	-	0.5	0.5	100a) Loans to customers measured at amortised cost
			-	-	-	-	-	-	-	-	-	-	(0.7)	(0.7)	110b) Loans
			-	-	-	-	-	-	-	-	-	-	3.8	3.8	" 170a) Net provision for risks and charges related to financial guarantess issued and other commitments"
140	Modification gains/(losses)	(9.9)	-	-	-	-	-	-	-	-	-	-	-	(9.9)	140 Modification gains (losses)
			-	-	-	-	-	-	-	-	-	-	(6.5)	(6.5)	Net impairment (losses)/ reversals on securities and loans to banks
170	Net provision for risks and charges:	(61.3)	(1.3)	-	-	-	-	-	-	-	-	-	(3.8)	(66.4)	Net provisions for risks and charges

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Item	Income Statement accounts	31/12/2024	Customer repayments	Reclassification of dividends on treasury stock transactions	Reclassification of the portion of profits from equity investments	Reclassification provision to BRRD and DGSD funds	Recovery of stamp duty and customers' expenses	DTA Fee	Restructuring costs (Personnel expenses for early retirement)	Restucturing costs (closure of Branches)	Securitization, Recapitalization and Commitment Costs	Training costs recoveries	Cost of credit	31/12/2024	Reclassified Income Statement accounts
	a) commitments and guarantees issued	3.8	-	-	-	-	-	-	-	-	-	-	(3.8)	-	
	b) other net provisions	(65.1)	(1.3)	-	-	-	-	-	-	-	-	-	-	(66.4)	
220	Gains (losses) on investments	-	-	-	-	-	-	-	-	-	-	-	-	-	Gains (losses) on investments
			-	-	-	-	-	-	(25.8)	(6.1)	(3.7)	-	-	(35.7)	Restructuring costs /One-Off costs
			-	-	-	(73.2)	-	-	-	-	-	-	-	(73.2)	Risks and charges related to the SRF, DGS and similar schemes
			-	-	-	-	-	(61.3)	-	-	-	-	-	(61.3)	DTA Fee
230	Net gain (losses) on property, plant and equipment and intangible assets measured at fair value	(27.4)	-	-	-	-	-	-	-	-	-	-	-	(27.4)	Net gain (losses) on property, plant and equipment and intangible assets measured at fair value
250	Gains (losses) on disposal of investments	2.7	-	-	-	-	-	-	-	-	-	-	-	2.7	Gains (losses) on disposal of investments
260	Profit (loss) before tax from continuing operations	1,399.4	-	-	-	-	-	-	-	-	-	-	(0.0)	1,399.4	Profit (loss) for the year before tax
270	Tax (expense)/recovery on income from continuing operations	523.5	-	-	-	-	-	-	-	-	-	-	-	523.5	Tax (expense)/recovery on income from continuing operations
300	**Profit (loss) for the year**	**1,922.9**	-	-	-	-	-	-	-	-	-	-	(0.0)	**1,922.9**	**Net profit (loss) for the year**

1096

BANCA MONTE DEI PASCHI DI SIENA

Reconciliation between the reclassified income statement as at 31 December 2023 and related statutory accounts

Income Statement accounts		31/12/2023	Customer repayments	Reclassification of dividends on treasury stock transactions	Reclassification of the portion of profits from equity investments	Reclassification provision to BRRD and DGSD funds	Recovery of stamp duty and customers' expenses	DTA Fee	Restructuring costs (Personnel expenses for early retirement)	Restructuring costs (Closure of Branches)	Securitization, Recapitalization and Commitment Costs	Training costs recoveries	Cost of credit	31/12/2023	Reclassified Income Statement accounts
			0.1	-	-	-	-	-	-	-	-	-	-	2,096.2	Net interest income
10	Interest income and similar revenues	4,308.3	0.1	-	-	-	-	-	-	-	-	-	-	4,308.4	
	of which interest income calculated applying the effective interest rate method	*3,616.8*	-	-	-	-	-	-	-	-	-	-	-	-	
20	Interest expense and similar charges	(2,212.2)	-	-	-	-	-	-	-	-	-	-	-	(2,212.2)	
			(3.7)	-	-	-	-	-	-	-	-	-	-	1,288.5	Net fee and commission income
40	Fee and commission income	1,463.1	(3.7)	-	-	-	-	-	-	-	-	-	-	1,459.4	
50	Fee and commission expense	(170.9)	-	-	-	-	-	-	-	-	-	-	-	(170.9)	
70	Dividends and similar income	143.0	-	(6.0)	-	-	-	-	-	-	-	-	-	137.0	Dividends, similar income and gains (losses) on equity investments
			-	6.0	-	-	-	-	-	-	-	-	(9.7)	70.2	Net profit (loss) from trading, from financial assets/liabilities measuerd at fair value and Net profit (loss) on disposals/ repurchases
80	Net profit (loss) from trading	54.7	-	6.0	-	-	-	-	-	-	-	-	-	60.7	
100	Gains/(losses) on disposal/ repurchase of:	13.4	-	-	-	-	-	-	-	-	-	-	(0.1)	13.3	
	a) financial assets measured at amortised cost	12.6	-	-	-	-	-	-	-	-	-	-	(0.1)	12.5	
	" b) Financial assets measured at fair value through other comprehensive income"	1.0	-	-	-	-	-	-	-	-	-	-	-	1.0	
	c) financial liabilities	(0.2)	-	-	-	-	-	-	-	-	-	-	-	(0.2)	
110	Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss	5.8	-	-	-	-	-	-	-	-	-	-	(9.5)	(3.7)	
	a) financial assets and liabilities measured at fair value	(3.1)	-	-	-	-	-	-	-	-	-	-	-	(3.1)	
	b) other financial assets mandatorily measured at fair value	8.9	-	-	-	-	-	-	-	-	-	-	(9.5)	(0.6)	
90	Net profit (loss) from hedging	(4.6)	-	-	-	-	-	-	-	-	-	-	-	(4.6)	Net profit (loss) from hedging
200	Other operating expenses/income	209.0	-	-	-	-	(182.3)	-	-	-	-	(5.5)	-	21.2	Other operating income (expenses)
160	Administrative expenses:	(1,997.4)	-	-	-	129.5	182.3	62.9	8.2	2.2	12.4	5.5	-	(1,594.4)	Administrative expenses
	a) personnel expenses	(1,162.0)	-	-	-	-	-	-	8.2	-	-	4.2	-	(1,149.6)	a) personnel expenses
	b) other administrative expenses	(835.4)	-	-	-	129.5	182.3	62.9	-	2.2	12.4	1.3	-	(444.8)	b) other administrative expenses
			-	-	-	-	-	-	-	-	-	-	-	(160.8)	Net value adjustments to property, plant and equipment and intangible assets
180	Net adjustments to/recoveries on property, plant and equipment	(99.9)	-	-	-	-	-	-	-	-	-	-	-	(99.9)	
190	Net adjustments to/recoveries on intangible assets	(60.9)	-	-	-	-	-	-	-	-	-	-	-	(60.9)	
130	Net impairment (losses)/reversals on	(384.7)	-	-	-	-	-	-	-	-	-	-	(2.2)	(393.7)	Cost of customers credit
	a) financial assets measured at amortised cost	(385.3)	-	-	-	-	-	-	-	-	-	-	3.7	(381.6)	130a) financial assets measured at amortised cost - customers
	" b) financial assets measured at fair value through other comprehensive income"	0.6	-	-	-	-	-	-	-	-	-	-	(0.6)	(0.0)	
			-	-	-	-	-	-	-	-	-	-	0.1	0.1	100a) Loans to customers measured at amortised cost
			-	-	-	-	-	-	-	-	-	-	9.5	9.5	110b) Loans
			-	-	-	-	-	-	-	-	-	-	(15.0)	(15.0)	" 170a) Net provision for risks and charges related to financial guarantess issued and other commitments"
140	Modification gains/(losses)	(6.8)	-	-	-	-	-	-	-	-	-	-	-	(6.8)	140 Modification gains (losses)
			-	-	-	-	-	-	-	-	-	-	(3.1)	(3.1)	Net impairment (losses)/ reversals on securities and loans to banks

1097

2024 Financial Statements - Annexes

Income Statement accounts		31/12/2023	Customer repayments	Reclassification of dividends on treasury stock transactions	Reclassification of the portion of profits from equity investments	Reclassification provision to BRRD and DGSD funds	Recovery of stamp duty and customers' expenses	DTA Fee	Restructuring costs (Personnel expenses for early retirement)	Restructuring costs (Closure of Branches)	Securitization, Recapitalization and Commitment Costs	Training costs recoveries	Cost of credit	31/12/2023	Reclassified Income Statement accounts
170	Net provision for risks and charges:	454.2	3.6	-	-	-	-	-	-	-	-	-	15.0	472.8	Net provisions for risks and charges
	a) commitments and guarantees issued	(15.0)	-	-	-	-	-	-	-	-	-	-	15.0		
	b) other net provisions	469.2	3.6	-	-	-	-	-	-	-	-	-	-	472.8	
220	Gains (losses) on investments	(8.6)	-	-	-	-	-	-	-	-	-	-	-	(8.6)	Gains (losses) on investments
			-	-	-	-	-	-	(8.2)	(2.2)	(12.4)	-	-	(22.8)	Restructuring costs /One-0ff costs
			-	-	-	(129.5)	-	-	-	-	-	-	-	(129.5)	Risks and charges related to the SRF, DGS and similar schemes
			-	-	-	-	-	(62.9)	-	-	-	-	-	(62.9)	DTA Fee
230	Net gain (losses) on property, plant and equipment and intangible assets measured at fair value	(52.4)	-	-	-	-	-	-	-	-	-	-	-	(52.4)	Net gain (losses) on property, plant and equipment and intangible assets measured at fair value
250	Gains (losses) on disposal of investments	0.1	-	-	-	-	-	-	-	-	-	-	-	0.1	Gains (losses) on disposal of investments
260	Profit (loss) before tax from continuing operations	1,653.2	-	-	-	-	-	-	-	-	-	-	-	1,653.2	Profit (loss) for the year before tax
270	Tax (expense)/recovery on income from continuing operations	368.3	-	-	-	-	-	-	-	-	-	-	-	368.3	Tax (expense)/recovery on income from continuing operations
300	**Profit (loss) for the year**	**2021.5**	-	-	-	-	-	-	-	-	-	-	-	**2021.5**	**Net profit (loss) for the year**

1098

BANCA MONTE DEI PASCHI DI SIENA

Reconciliation between the reclassified balance sheet as at 31 December 2024 and related statutory accounts

1099

2024 Financial Statements - Annexes

Balance-sheet Items - Liabilities		31/12/24	Due to central banks	Due to banks	Debt securities issued - customers	Trading derivatives	Financial liabilities designated at fair value	Provision for staff severance indemnities	Change in value of macro-hedged financial liabilities (+/-)	Net Equity	31/12/24	Reclassified balance-sheet items - Liabilities
10	Financial liabilities measured at amortised cost	103,586.0									89,872.7	Direct funding
	a) due to banks	13,833.0	(8,510.9)	(5,322.1)							-	
	b) due to customers	79,445.1			505.1						79,950.2	a) due to customers
	c) debts securities issued	10,307.9			(505.1)		119.7				9,922.5	b) Securities issued
			8,510.9								8,510.9	Due to central banks
				5,322.1							5,322.1	Due to banks
20	Financial liabilities held for trading	2,652.5				(1,034.5)					1,618.0	On-balance-sheet financial liabilities held for trading
30	Financial liabilities designated at fair value	119.7					(119.7)				-	
											1,380.8	Derivatives
40	Hedging derivatives	346.3									346.3	Hedging derivatives
						1,034.5					1,034.5	Trading derivatives
50	Change in value of macro-hedged financial liabilities (+/-)	(0.7)							0.7		-	
60	Tax liabilities	-									-	Tax liabilities
	a) current	-									-	a) current
	b) deferred	-									-	b) deferred
70	Liabilities associated with non-current assets held for sale and disposal groups	-									-	
											3,068.6	Other liabilities
									(0.7)		(0.7)	Change in value of macro-hedged financial liabilities (+/-)
											-	Liabilities associated with non-current assets held for sale and disposal group
80	Other liabilities	3,069.3									3,069.3	Other liabilities
90	Provisions for employees severance pay	69.3						(69.3)			-	
100	Provisions for risks and charges:	919.8									989.1	Provisions for specific use
								69.3			69.3	a) Provision for staff severance indemnities
	a) financial guarantees and other commitments	149.6									149.6	b) Provision related to guarantees and other commitments issued
	b) post-employment benefits	3.3									3.3	c) Pension and other post-retirement benefit obligations
	c) other provisions	766.9									766.9	d) Other provisions
110	Valuation reserves	52.6								(52.6)	-	
140	Reserves	1,855.6								(1,855.6)	-	
											11,284.6	Net equity
										52.6	52.6	a) Valuation reserves
											-	b) Redeemable shares
											-	c) Equity Instruments
										1,855.6	1,855.6	d) Reserves
											-	e) Share premium reserve
160	Share capital	7,453.5									7,453.5	f) Share capital
										-	-	g) Treasury shares (-)
										1,922.9	1,922.9	h) Net profit (loss) for the year
170	Treasury shares (-)	-								-	-	
180	Profit (loss) for the year (+/-)	1,922.9								(1,922.9)	-	
	Total Liabilities and Shareholders' Equity	**122,046.7**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**122,046.7**	**Total Liabilities and Shareholders' Equity**

1100

BANCA MONTE DEI PASCHI DI SIENA

Reconciliation between the reclassified balance sheet as at 31 December 2023 and related statutory accounts

1101

2024 Financial Statements - Annexes

Balance-sheet Items - Liabilities		31/12/23	Due to central banks	Due to banks	Debt securities issued - customers	Trading derivatives	Financial liabilities designated at fair value	Provision for staff severance indemnities	Change in value of macro-hedged financial liabilities (+/-)	Net Equity	31 12 2023	Reclassified balance-sheet items - Liabilities
10	Financial liabilities measured at amortised cost	104,702.0									86,722.8	Direct funding
	a) due to banks	18,090.5	(13,148.2)	(4,942.3)							-	
	b) due to customers	76,485.5			136.3						76,621.8	a) due to customers
	c) debts securities issued	10,126.0			(136.3)		111.3				10,101.0	b) Securities issued
			13,148.2								13,148.2	Due to central banks
				4,942.3							4,942.3	Due to banks
20	Financial liabilities held for trading	2,905.7				(1,082.5)					1,823.2	On-balance-sheet financial liabilities held for trading
30	Financial liabilities designated at fair value	111.3					(111.3)				-	
											1,403.6	Derivatives
40	Hedging derivatives	321.1									321.1	Hedging derivatives
						1,082.5					1,082.5	Trading derivatives
50	Change in value of macro-hedged financial liabilities (+/-)	(16.1)							16.1		-	
60	Tax liabilities	-									-	Tax liabilities
	a) current	-									-	a) current
	b) deferred	-									-	b) deferred
70	Liabilities associated with non-current assets held for sale and disposal groups	-									-	
											3,174.2	Other liabilities
									(16.1)		(16.1)	Change in value of macro-hedged financial liabilities (+/-)
											-	Liabilities associated with non-current assets held for sale and disposal group
80	Other liabilities	3,190.3									3,190.3	Other liabilities
90	Provisions for employees severance pay	68.9						(68.9)			-	
100	Provisions for risks and charges:	965.3									1,034.2	Provisions for specific use
								68.9			68.9	a) Provision for staff severance indemnities
	a) financial guarantees and other commitments	153.5									153.5	b) Provision related to guarantees and other commitments issued
	b) post-employment benefits	3.4									3.4	c) Pension and other post-retirement benefit obligations
	c) other provisions	808.4									808.4	d) Other provisions
110	Valuation reserves	20.1								(20.1)	-	
140	Reserves	146.6								(146.6)	-	
											9,641.7	Net equity
										20.1	20.1	a) Valuation reserves
											-	b) Redeemable shares
											-	c) Equity Instruments
										146.6	146.6	d) Reserves
											-	e) Share premium reserve
160	Share capital	7,453.5									7,453.5	f) Share capital
										-	-	g) Treasury shares (-)
										2,021.5	2,021.5	h) Net profit (loss) for the year
170	Treasury shares (-)	-								-	-	
180	Profit (loss) for the year (+/-)	2,021.5								(2,021.5)	-	
	Total Liabilities and Shareholders' Equity	**121,890.2**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**121,890.2**	**Total Liabilities and Shareholders' Equity**

1102

BANCA MONTE DEI PASCHI DI SIENA

Disclosure of Independent auditors’ fees

Pursuant to the provisions of art. 149-duodecies of the Consob Issuers’ Regulations, the table below provides information on the fees paid to the Independent Auditors PricewaterhouseCoopers S.p.A. and to the companies belonging to the same network for the services detailed below:

31 12 2024
Type of services	PricewaterhouseCoopers S.p.a.	PwC Network	Total
Auditing	1,006	45	1,051
Other attestation services	877	25	902
Total	1,883	70	1,953

Amounts are exclusive of V.A.T., ancillary expenses and CONSOB contribution.

1103

2024 Financial Statements - Annexes

PENSION FUNDS – Defined benefit pension funds without plan assets

Obligation for “Supplementary Pension Fund for personnel of former Provveditori”

Accounting statemet as at 31 12 2024	(Euro units)
Opening balance as at 01 01 2024	1,893,927
Increases	291,242
- provisions for the year	68,356
- Other	222,886
Decreases	264,301
- Benefit paid	264,301
- Other	-
Closing balance as at 31 12 2024	1,920,868

“Supplementary Pension Fund for personnel of former Credito Lombardo”

Accounting statemet as at 31 12 2024	(Euro units)
Opening balance as at 01 01 2024	1,486,738
Increases	42,997
- provisions for the year	41,718
- Other	1,279
Decreases	195,855
- Benefit paid	195,855
- Other	-
Closing balance as at 31 12 2024	1,333,880

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Concept & Premedia AGEMA® - RiEditing platform 2.2.4

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